Form 20-F
period 2002-12-31
CANARC RESOURCE CORP
filed 2003-06-30
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, or

          For the fiscal period ended December 31, 2002

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission file number:     0-18860

CANARC RESOURCE CORP.

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite #800 - 850 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E1

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:     NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:     NONE

Securities for which there is a reporting obligation pursuant Section 15(d) of the Act:

          Common Shares without par value     (Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

47,159,444 as at December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]     No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 [X]     ITEM 18 [ ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

GLOSSARY OF MINING TERMS

The Registrant is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) (“NI 43-101”) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission.  Under these guidelines, the CIM definitions of proven and probable reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides.  In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

The following is a glossary of some of the terms used in the mining industry and referenced herein:

1933 Act - means the United States Securities Act of 1933, as amended.
adit – a horizontal tunnel in an underground mine driven from a hillside surface
Ag - silver
alluvial mining - mining of gold bearing stream gravels using gravity methods to recover the gold, also known as placer mining.
andesite - a volcanic rock of intermediate composition, the extrusive equivalent of diorite arsenopyrite – an ore mineral of arsenic, iron, and sulphur, often containing gold assay – a precise and accurate analysis of the metal contents in an ore or rock sample
Au - gold.
auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials autoclave – a mineral processing vessel operated at high temperature and pressure in order to oxidize sulfide and carbon compounds, so the contained metals can be leached and concentrated

Banka drilling - a hand operated drill specifically designed for sampling alluvial deposits. The drill rods (10-12 centimetres in diameter) are forced into the gravel and then the sample is extracted internally.

bio-leach tank – a mineral processing vessel using bacteria at moderate temperature and low pressure to oxidize sulfide and carbon compounds so the contained metals can be leached and concentrated
Commission - United States Securities and Exchange Commission, or S.E.C.
concentrate – a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.
contained gold – total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.
Cu – copper

Canarc Resource Corp.

cut-off grade – deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
diamond drill – a large machine that produces a more or less continuous core sample of the rock or material being drilled.
diorite – a plutonic rock of intermediate composition, the intrusive equivalent of andesite dorė – bullion of gold, with minor silver and copper produced by smelting, prior to refining epithermal – used to describe hydrothermal mineral deposits, typically in veins, formed at lower temperatures and pressures within 1 km of the earth surface.
feasibility study – a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production flotation – a mineral recovery process using soapy compounds to float finely ground metallic minerals into a concentrate garimpeiros – a Brazilian term used in South America referring to small scale, artisanal miners and prospectors geological resource – a body of mineralized material which has not yet been determined to be ore, and the potential for mining of which has not yet been determined. Geological resources are categorized as possible, probable and proven, according to the degree of certainty with which their grade and tonnage are known; geological resources are sometimes referred to as a “ mineral resource” or “ mineral inventory”.

gm/mt or gpt - grams per tonne.
gold deposit - means a mineral deposit mineralised with gold.

gold equivalent - a method of presenting combined gold and silver concentrations or weights for comparison purposes. Commonly involves expressing silver as its proportionate value in gold based on the relative values of the two metals. When gold equivalent is used to express metal sold, the calculation is based on actual prices received. When grades are expressed in gold equivalent, the relative recoveries of the two metals are also taken into account.

gold resource – see geological or mineral resource
grams per cubic meter - alluvial mineralisation measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.
greenstone - a field term for any compact dark-green altered or metamorphosed basic igneous rock that owes its colour to green minerals such as chlorite, actinolite or epidote.

indicated resource - means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource - means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

laterite - highly weathered residual superficial soils and decomposed rocks, rich in iron and aluminum oxides, that are characteristically developed in tropical climates.

Canarc Resource Corp.

lode mining – mining of gold bearing rocks, typically in the form of veins or stockworks measured resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mesothermal – used to describe hydrothermal mineral deposits, typically in veins, formed at higher temperatures and pressures deeper than 1 km of the earth’s surface mineral reserve means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

net profit interest (NPI) – effectively a royalty based on the net profits generated after recovery of all costs net smelter royalty or NSR - a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.
nugget effect – an effect of high variability of gold assays, due to the gold occurring in discreet coarse grains such that their content in any given sample is highly variable ore – a naturally occurring rock or material from which economic minerals can be extracted at a profit ounce or oz. - a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.
opt – troy ounces per ton
porknockers - a local term used in Guyana and Suriname to refer to small scale artisanal miners and prospectors.
porphyry – an igneous rock containing coarser crystals in a finer matrix probable reserve - the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

professional association, for the purposes of the definition of a Qualified Person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that (a) has been given authority or recognition by statute; (b) admits members primarily on the basis of their academic qualifications and experience; (c) requires compliance with the professional standards of competence and ethics established by the organization; and (d) has disciplinary powers, including the power to suspend or expel a member; and until February 1, 2002 includes an association of geoscientists in Ontario and until February 1, 2003 includes an association of geoscientists in a Canadian jurisdiction other than Ontario that does not have a statutorily recognized self-regulatory association.

Canarc Resource Corp.

prospect – an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria proven reserve means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

pyrite – an ore mineral of iron and sulphur

Qualified Person means an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.

quartz – a rock-forming mineral of silica and oxygen, often found in veins also raise – a vertical or inclined tunnel in an underground mine driven upwards from below.
ramp – an inclined tunnel in an underground mine driven downwards from surface reverse circulation drill – a large machine that produces a continuous chip sample of the rock or material being drilled saprolite - a soft, earthy, clay rich and thoroughly decomposed rock with its original textures intact, formed in place by chemical weathering of igneous, sedimentary or metamorphic rocks.
scoping study – a conceptual report assessing the scope, economics and engineering of placing a mineral deposit into commercial production shaft – a vertical or inclined tunnel in an underground mine driven downward from surface shear – a tabular zone of faulting within which the rocks are crushed and flattened stibnite – an ore mineral of antimony and sulphur.
stock or pluton – a body of intrusive rock that covers less than 40 square miles, has steep dips and is discordant with surrounding rock.
stockwork – multiple small veins of mineralisation that have so penetrated a rock mass that the whole rock mass can be considered mineralised.
strike length - the longest horizontal dimensions of a body or zone of mineralisation.
stripping ratio - the ratio of waste material to ore that is estimated for or experienced in mining an ore body.
sulphide – an ore mineral compound linking sulphur with one or more metals ton - short ton (2,000 pounds).
tonne - metric tonne (2,204.6 pounds).
trenching – the surface excavation of a linear trench to expose mineralization for sampling vein – a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock winze – an internal shaft in an underground mine

Canarc Resource Corp.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

Unless the context otherwise requires, all references to the “Registrant” or the “Company” or “Canarc” refer to Canarc Resource Corp. and/or its subsidiaries.  All monetary figures are in terms of United States dollars unless otherwise indicated.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.     KEY INFORMATION

A.      Selected Financial Data

The following financial information with respect to the five years ended December 31, 2002 and as of December 31, 200 2, 2001, 2000, 1999, and 1998 (stated in United States dollars) has been derived from Canarc’s audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “CAD GAAP”).  A reconciliation of certain material variations in the financial information from that which would be provided if the financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is provided in Item 8.A and in Note 12 to the audited Consolidated Financial Statements for the year ended December 31, 2002 included in Item 17.

Canarc Resource Corp.

	Year Ended December 31
Selected Financial Information (stated in thousands of U.S. dollars, except per share amounts)	2002	2001	2000	1999	1998

(a) Net sales or total revenue:
Canadian GAAP	246	41	21	46	11
U.S. GAAP	246	41	21	46	11
(b) Loss before extraordinary items (1):
Total:
Canadian GAAP	7,477	3,660	771	465	2,799
U.S. GAAP	374	444	777	568	2,293
Basic loss per equity share:
Canadian GAAP	0.17	0.09	0.02	0.01	0.08
U.S. GAAP	0.01	0.01	0.02	0.01	0.06
(c) Total assets:
Canadian GAAP	10,217	17,081	20,696	21,302	21,102
U.S. GAAP	6,605	6,366	6,763	7,404	7,307
(d) Total long-term debt (2):
Canadian GAAP	-	-	-	-	-
U.S. GAAP	-	-	-	-	-
(e) Shareholders Equity (Net Assets):
Canadian GAAP	10,058	16,837	20,204	20,764	20,996
U.S. GAAP	6,446	6,122	6,271	6,866	7,201
(f) Cash dividends declared per share:
Canadian GAAP	No dividends declared in any of these periods
U.S. GAAP	No dividends declared in any of these periods
(g) Net loss:
Total:
Canadian GAAP	7,477	3,660	771	465	2,799
U.S. GAAP	374	444	777	568	2,293
Basic loss per equity share:
Canadian GAAP	0.17	0.09	0.02	0.01	0.08
U.S. GAAP	0.01	0.01	0.02	0.01	0.06
Fully diluted loss per equity share
Canadian GAAP	0.17	0.09	0.02	0.01	0.08
U.S. GAAP	0.01	0.01	0.02	0.01	0.06
(h) Shares
Diluted Number of Common Shares	55,843,444	50,258,801	45,968,301	44,079,698	41,583,698
Number of Common Shares	47,159,444	43,834,801	40,834,801	39,782,448	38,412,448

(1)     The write-off of resource properties and disposal of investments are not treated as extraordinary items but are unusual items.

(2)     The Registrant has no preferred shares.

Canarc has had no material long-term debt and has paid no cash or share dividends over the last five years.

On June 23, 2003, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.3594.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Canarc Resource Corp.

Month	Year	High (CAD$)	Low (CAD$)
December	2002	1.5620	1.5559
January	2003	1.5442	1.5371
February	2003	1.5161	1.5092
March	2003	1.4801	1.4714
April	2003	1.4639	1.4543
May	200 3	1. 3908	1. 3789

The following table lists the average exchange rate for US$1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Rate
1998	1.4835
1999	1.4857
2000	1.4854
2001	1.5489
2002	1.5703

B.     Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required.

C.     Reasons for the Offer and Use of Proceeds.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

D.      Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Registrant’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Registrant’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Registrant that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

Canarc Resource Corp.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, only two of the Registrant’s properties have defined ore bodies with reserves and resources, and the proposed exploration programs are an exploratory search for ore.  There is no assurance that the Registrant’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Registrant has relied and may continue to rely upon consultants and others for construction and operating expertise.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Depending on the price of gold or other minerals produced, the Registrant may determine that it is impractical to commence or continue commercial production.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Registrant’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Registrant to apply for an exploitation concession.  There can be no guarantee that such a concession will be granted.

Financing Risks

There is no assurance given by the Registrant that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Registrant does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Registrant’s properties may therefore depend on the Registrant’s joint venture partners and on the Registrant’s ability to obtain additional required financing.  There is no assurance the Registrant will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  In addition, the Registrant has no experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in its audited consolidated financial statements for the year ended December 31, 2002, the Registrant has incurred significant operating losses and has an accumulated deficit of $35,131,000 at December 31, 2002.  Furthermore, the Registrant has working capital of $621,000 as at December 31, 2002, which is not sufficient to achieve the Registrant’s planned business objectives.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

Canarc Resource Corp.

The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs.  The auditors’ report on the December 31, 2002 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about the Registrant’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Estimates of Mineral Deposits

There is no assurance given by the Registrant that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The presence of clay in the mineralized material may adversely affect the economic recovery of gold from the mining operations planned at properties in Suriname.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Registrant that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Registrant may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions including South Africa and the former Soviet Union, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Registrant not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Registrant’s properties can be mined at a profit.

Canarc Resource Corp.

Title Matters

There is no assurance given by the Registrant that it owns legal title to its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to any of the Registrant’s mining concessions may come under dispute.  While the Registrant has diligently investigated title considerations to its mineral properties, in certain circumstances, the Registrant has only relied upon representations of property vendors.  There is no guarantee of title to any of the Registrant’s properties.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Registrant’s properties are located.  To the best of the knowledge of the Registrant, although the Registrant understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga’a Tribal Council (which may encompass the GNC property), no legal actions have been formally served on the Registrant to date asserting such rights with respect to mining properties in which the Registrant has an interest.

Competition

There is no assurance given by the Registrant that it can compete for mineral properties, future financings and technical expertise.

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in North, South and Central America and elsewhere in the world.  As a result of this competition, some of which is with large established mining companies which have greater financial and technical resources than the Registrant, the Registrant may be unable to acquire additional attractive gold mining properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Registrant’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Canarc Resource Corp.

Conflicts of Interest

There is no assurance given by the Registrant that its directors and officers will not have conflicts of interest from time to time.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke and Bradley Aelicks (a former director) were directors of Rembrandt Gold Mines Ltd. and Consolidated Magna Ventures Ltd. (one of the Registrant’s previous joint venture partners in Venezuela).  Patricio Varas, a Director of Minera Aztec Silver Corporation (“Aztec Silver”), is also a Director and Officer of Far West Mining Ltd., Aztec Silver’s previous joint venture partner on the Lobo properties in Mexico.  Also, some of the other directors and officers of Canarc Resource Corp are, or were, directors, officers or employees of Aztec Silver.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant.  In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Registrant that it is adequately insured against all risks.

The Registrant may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Registrant that it has met all environmental or regulatory requirements.

The current or future operations of the Registrant, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Registrant to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Registrant has interests and there can be no assurance that the Registrant will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Canarc Resource Corp.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Registrant and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

As a prior holder of an interest in a U.S. mineral property, the Registrant may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”).  CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment.  CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off-site facility from which a release has occurred or is threatened.  Under CERCLA’s strict joint and several liability provisions, the Registrant could potentially be liable for all remedial costs associated with property that it owned or operated regardless of whether the Registrant’s activities are the actual cause of the release of hazardous substances.  Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources.  The Registrant’s one prior property is located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings).  Releases from such facilities or from any of the Registrant’s prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs.  In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Registrant to CERCLA liability.  The Registrant’s prior U.S. property is not, to the Registrant’s knowledge, currently listed or proposed for listing on the National Priority List and the Registrant is not aware of pending or threatened CERCLA litigation which names the Registrant as a defendant or concerns any of its prior U.S. properties or operations.  The Registrant cannot predict the potential for future CERCLA liability with respect to its prior U.S. property, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its prior property.

To the best of the Registrant’s knowledge, the Registrant is operating in compliance with all applicable environmental regulations.

Canarc Resource Corp.

Foreign Countries and Regulatory Requirements

Many of the Registrant’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Registrant and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Registrant and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Registrant maintains a portion of its funds in U.S. dollar denominated accounts.  The majority of the Registrant’s property and related contracts are denominated in U.S. dollars.  Accordingly, the Registrant has taken some steps to reduce its risk to foreign currency fluctuations.  However, the Registrant’s operations in countries other than Canada are normally carried out in the currency of that country and make the Registrant subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Registrant to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results.  In addition, the Registrant is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Registrant holds property interests and future impositions of such restrictions could have a materially adverse effect on the Registrant’s future profitability or ability to pay dividends.

Third Party Reliance

The Registrant’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Registrant may have no direct contractual relationship with the underlying property holder.

Jurisdiction and Enforcement in U.S. and Canadian Courts

The enforcement of civil liabilities under the U.S. federal and state securities laws may be affected adversely by the fact that the Registrant is incorporated under the laws of a foreign country, that certain of its officers and directors are residents of a foreign country, that the independent accountants and some or all of the experts named in this report may be residents of a foreign country and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the U.S.  In particular, uncertainty exists as to whether Canadian courts would entertain claims or enforce judgments based on the civil liability provisions of the U.S. federal and state securities laws.

Canarc Resource Corp.

ITEM 4.     INFORMATION ON THE COMPANY

A.     History and Development and Business Overview of the Company.

(Unless the context otherwise requires, all references to the “Registrant” or the “Company” or “Canarc” refer to Canarc Resource Corp. and/or its subsidiaries.  All monetary figures are in stated in terms of United States dollars unless otherwise indicated.)

Incorporation and Reporting Status

The Registrant was incorporated under the laws of British Columbia, Canada, on January 22, 1987 under the name, “Canarc Resource Corp.”, by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.

The Registrant is a reporting Registrant in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia.  The Registrant became a reporting Registrant under the United States Securities Act of 1934 upon filing its registration statement on Form 20-F dated October 9, 1990.

Current Business Address

Suite #800, 850 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E1, tel. no.:  (604) 685 9700.

Introduction

The Registrant is a Canadian resource company engaged in the acquisition, exploration and, if warranted, development of precious metal properties in Canada, Costa Rica, Mexico and Suriname.  The Registrant owns or holds, directly or indirectly, interests of between 10% to 100% in a total of six precious metal properties, which are known as the New Polaris and GNC properties in British Columbia, Canada, the Bellavista property in Costa Rica, the Clara property in Mexico, and the Sara Kreek and Benzdorp properties in Suriname.  The Registrant also holds or has rights to increase its interests of up to 100% in certain mineral properties in Suriname and Mexico.

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of $9,348,000 in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2002.  Any information relating to the Registrant’s principal capital expenditures and divestitures for the last three fiscal years, to the date of this document or currently in progress, is disclosed in Items 4.B and 4.C.

Canarc Resource Corp.

The Registrant and its management group have been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada, U.S.A., Central and South America, Africa and Indonesia.  Starting with grass roots exploration prospects, the organization progressed to more advanced properties.  To date the Registrant has not developed any commercial mineral production or significant revenues from its mining properties.  The Registrant plans to continue exploring and developing its properties and, at the appropriate time, seek partners or buyers to purchase, or assist in further development (by way of joint venture or otherwise) of its properties.  The Registrant seeks to source and identify properties with significant potential and to acquire those properties on the basis of an option agreement relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant.  Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore.  Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant’s properties.  Item 3.D and 4.B provide further details.

Early Developments

Further information and details regarding Canarc’s properties contained herein this section are provided in Items 4.B and 4.D.

Canadian properties

New Polaris

The New Polaris property located in the Atlin Mining Division in British Columbia, Canada, is 100% owned by Canarc, and is subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. (“Rembrandt”).

In April 1991, Canarc entered into an agreement to acquire common shares of Suntac Minerals Corporation (“Suntac”), which at that time held an option to acquire a 60% interest in the New Polaris Property, owned by Rembrandt.  In November 1992, Canarc made a share exchange take-over bid for all of the remaining shares of Suntac it did not already own.  Upon the completion of the bid, an arrangement pursuant to the Canada Business Corporations Act (“CBCA”) was completed which resulted in Suntac and 2820684 Canada Inc. (“2820684”), a wholly-owned subsidiary of Canarc, amalgamating and becoming a wholly-owned subsidiary of Canarc known as “Golden Angus Mines Ltd.” on June 1, 1993 (name changed to “New Polaris Gold Mines Ltd.” on April 21, 1997).

In September 1991, Canarc acquired approximately 13% equity interest in Rembrandt pursuant to a private placement.  Subsequently, Canarc privately acquired additional common shares of Rembrandt, and in November 1992, made a share exchange take-over bid for all of the shares of Rembrandt.  Following the expiration of the bid, Canarc held approximately 63% of the outstanding shares of Rembrandt.  A former controlling shareholder of Rembrandt obtained leave and commenced a derivative action in the Supreme Court of British Columbia on behalf of Rembrandt against Canarc, the directors of Rembrandt and others.  This action was settled upon terms which resulted in Canarc acquiring a 100% direct interest in New Polaris (subject to a 15% net profits interest in favour of Rembrandt) and a net 18.27% indirect carried interest in the Bellavista property, Costa Rica.  In consideration of the settlement of the action and the acquisition of the New Polaris Property and the indirect interest in the Bellavista Property, Canarc issued 500,000 of the 600,000 common shares to be issued to Rembrandt, paid a further $356,000 to Rembrandt in lieu of up to 100,000 of the 600,000 common shares required to be issued to Rembrandt, and paid a further $375,000 to Rembrandt and returned to Rembrandt all of the securities of Rembrandt owned by Canarc.  The Supreme Court of British Columbia approved the settlement on May 12, 1994 and the transactions pursuant to the settlement were concluded on August 26, 1994.  Items 4.B and 4 ..D provide further details.

Canarc Resource Corp.

From September 1994 to December 1997, Canarc invested more than US$5 million on a feasibility program which consisted of rehabilitating the minesite and expanding the camp;  re-opening and dewatering the mine workings;  diamond drilling in the upper workings totalling 40,000 ft in 71 holes;  chip sampling on the B, AJ, Polaris and 300 levels totalling 800 samples, as well as extensive metallurgical, environmental, engineering and geological work.  In 1997, the gold resource was estimated internally at a US$375 gold price to be at 3.9 million tons grading 0.41 opt, or greater than 1.6 million ounces gold contained in a probable, possible and potential geological resource within three principle mineralized shear vein systems.  Subsequently, a revised internal estimate at a US$300 gold price reduced the gold resource to 3.6 million tons grading 0.36 opt or approximately 1.3 million oz contained gold.  From 1998 to 1999, the Registrant did not carry out any significant exploration or development activities on the New Polaris property.

Eskay Creek

Canarc owns a 33 1/3% carried interest in the GNC property, located adjacent to the Eskay Creek gold-silver mine in northwest BC, Canada, pursuant to a joint venture with Barrick Gold Corp. (formerly, Homestake Mining) (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.

The Eskay Creek mine is one of the highest grade volcanogenic massive sulphide deposits in the world, with ore reserves prior to the commencement of production in 1995 estimated at 1.1 million tonnes grading 65.5 gpt gold, 2,933 gpt silver, 5.6% zinc, 2.9% lead and 0.8% copper.  This represented 2.3 million oz. gold and 102 million oz. silver at a gold equivalent grade of 3.3 oz. per ton.

Over $3 million have been expended by Barrick and its predecessors on the GNC property since 1989.  In 1999, a drilling program intersected the same prospective rock formations on the GNC property as those hosting the Eskay Creek ore body.  However no significant gold or silver mineralization was found.

Costa Rica

Bellavista

In 1994, Canarc acquired an 18.3% carried interest in the Bellavista property located near San Jose, Costa Rica.

In 1995,a drilling had outlined 1.96 million ounces contained in 37.4 million tonnes grading 1.63 grams gold per tonne.  In 1999, a feasibility study was completed which concluded that an average of 60,000 ounces of gold per year can be produced from proven and probable reserves of 11.2 million tonnes grading 1.54 gpt gold, using open pit, heap leach methods over a 7.3 year mine life.  Items 4.B and 4.D provide further details.

Canarc Resource Corp.

Mexico

Lobo

In early 1998, a subsidiary company of the Canarc, Minera Aztec Silver Corp. (“Aztec Silver”), and a partner acquired by staking a 100% interest in 13 properties in the states of Zacatecas and San Luis Potosi in Mexico, known as the Lobo properties.  The staking was based upon a compilation of geological, geochemical and geophysical data combined with an evaluation of the known deposits in the area.

On March 4, 1998 the Lobo 3 property, totalling 19,600 hectares, in San Luis Potosi State, Mexico, was optioned to Mill City International Inc. (“Mill City”).  Under the terms of the option, as amended January 27, 1999, Mill City can earn a 50% interest in Lobo 3 by paying US$200,000, issuing 200,000 shares and spending US$2,000,000 over a 4 year period.  An additional 100,000 shares are to be issued upon completion of a bankable feasibility study on the project.

In September 1998, Canarc entered into separate agreements on the Lobo 6 and Lobo 8 properties in Zacatecas State, Mexico, with Minerales Noranda S.A. de C.V., a subsidiary of Noranda Minerals Inc. (“Noranda”), whereby Noranda can earn up to a 70% interest in each property over a 6-year period by making a schedule of cash payments, stock investments, and work commitments.

In November 1998, Canarc entered into an agreement on the Lobo 7 property in Zacatecas State, Mexico, with Minerales Noranda S.A. de C.V., a subsidiary of Noranda.  Noranda carried out some preliminary work and eventually dropped its interest in the property.

In February 1999 Canarc entered into an agreement on 9 properties (Lobos 4, 9, 10, and 14 to 19) covering 485,949 hectares in central Mexico with Far West Mining Ltd. (“Far West”).  The agreement calls for Far West to spend US$5.5 million on work expenditures, make US$500,000 in cash payments and issue 1 million shares to Aztec Silver over a 3 year term to earn a 50% interest in the properties.

During 1999, Aztec Silver and Far West carried out a US$1 million exploration program to evaluate the potential on 20% of the nine properties.  The work consisted of 14,500 line kilometers of airborne magnetics and radiometrics and 400 line kilometers of airborne EM and magnetics and drilling.  In late 1999, 1,200 meters of drilling was completed on two targets at Lobo 10.  However, the holes did not reach the potential host rocks to test mineralization because of block faulting.  Items 4.B and 4.D provide further details.

Suriname

Benzdorp

In November 1997 Canarc and Placer Dome (CLA) Limited (“Placer Dome”) entered into an agreement whereby Placer Dome could earn up to 60% of Canarc’s interest in the Benzdorp property in Suriname.  Consideration included payments of up to US$20.3 million and initial expenditures of up to US$3.5 million on exploration, including a minimum 3,000 meters of diamond drilling in Year 1, the assumption of Canarc’s cash and work obligations to its partner, N.V. Grasshopper Aluminum Company (“ Grassalco”) , a schedule of annual work commitments over 3 years, the completion of a Feasibility Study and arranging Canarc’s share of any financing required for the construction of a mine and the commencement of commercial production.

Canarc Resource Corp.

In August 1998, Canarc announced that Placer Dome had elected not to proceed with their option to earn a 60% interest in Canarc’s Benzdorp property located in Suriname due to the failure of Grassalco to deliver title for the Benzdorp property to Canarc.  In October 1998, Canarc began its filing for arbitration under the UNCITRAL rules in the Hague with its partner, Grassalco, regarding compensation for, and resolution of various Grassalco defaults under the Canarc-Grassalco agreement on the Benzdorp property.

In June 1999 an accord was reached with Grassalco to resolve a dispute regarding the Benzdorp property.  The parties jointly agreed to withdraw their respective arbitration and legal actions and to finalize the discussions needed to complete the articles of incorporation for the Benzdorp joint venture company.

From 1997 to 1999, Canarc has spent over US$2 million exploring the property.  Items 4.B and 4.D provide further details.

Sara Kreek

Canarc’s only producing mine is the Sara Kreek placer gold mine which is located in the Republic of Suriname.  Canarc owns a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of Canarc’s investment) in the surface mineral rights.  The Sara Kreek property was historically the third largest gold producing area in the country, with an estimated historical production of a half million ounces of gold.

From 1993 to 1997, Canarc has spent over US$4 million exploring the property.  An exploration program implemented in 1997 successfully extended and confirmed high grades over mineable widths in four gold prospect areas.  In May 1999, Canarc conducted a machine trenching program on the Sara Kreek property.  The goal of the program was to seek to establish a high grade, mineable gold ore reserve suitable for a feasibility study and, if positive, commercial production.  Then in June 1999, a bulldozer trenching program from the Sara Kreek property returned positive results.  In view of the results, Canarc proceeded with a feasibility study on the DP vein zone that was completed in August 1999.  The study by Ross Glanville & Associates Ltd. recommended commercial production at an estimated operating cost as low as US$62 per oz. gold.  Items 4.B and 4.D provide further details.

Other early developments

In the beginning of 1993, Canarc turned its attention on South America.  Canarc focused on those countries whose territories include portions of the Guyana Shield, due to the attractive geological environment for gold deposits.  Items 4.B and 4.D provide further details.

Canarc Resource Corp.

From 1993 to 1997, Canarc acquired and explored a number of early stage gold prospects in Venezuela, Guyana and Suriname.  None of those exploration programs resulted in the discovery of any significant mineral deposits and all of those prospects were ultimately relinquished.

On November 14, 1995, the Board of Directors adopted a Shareholders’ Rights Plan (the “Plan”).  The objective of the Plan is to ensure that all shareholders of the Registrant are treated equally and fairly in connection with any takeover bid for the Registrant.  The Plan’s intention is not to block takeover bids but to discourage discriminatory or unfair takeover tactics and to provide the Board sufficient time to fully evaluate a takeover offer.  The Plan is operative for a term ending November 14, 2003.

In 1996, Canarc closed a major financing for US$6.2 million for 4.1 million special warrants.  In 1997, Canarc raised US$1.2 million through joint venture cash payments and exercise of stock options.  Then in 1998 private placements and exercise of stock options provided net proceeds of about US$1.11 million, and in 1999 exercise of stock options resulted in further proceeds of US$209,000.

B.     Business Overview

General Development of Business of the Registrant - Past Three Fiscal Years

Further information and details regarding Canarc’s properties contained herein this section are provided in Items 4.A and 4.D.

Canadian properties

New Polaris:

The New Polaris property located in the Atlin Mining Division in British Columbia, Canada, is 100% owned by Canarc, and is subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. (“Rembrandt”).

Since 1990, Canarc has invested over US$12 million to delineate a 1.3 million oz gold resource that is still open for expansion.  Due to the continued depressed gold markets, Canarc wrote down the property by US$3.2 million in 2001 and US$5.5 in early 2002 to reflect management’s estimate of the property’s recoverable value.

The property was dormant from 2000 to 2002.  In early 2003, metallurgical test work on a mini-bulk sample of high grade gold ore increased the gold recoveries.  Previous metallurgical studies recovered up to 90% of the gold in the property’s ores but new flotation and leaching tests indicate that up to 96.7% of the gold can now be recovered through standard procedures.  Resource Development Inc. (“RDI”), a widely respected metallurgical consulting company in the mining industry, carried out the new test work.  On the basis of these new test results, Canarc can consider two alternative scenarios for the gold recovery mill circuit at New Polaris.  The first scenario calls for the production of a concentrate for treatment in a bio-leach plant to recover the gold from the con and produce doré gold bars onsite.  The second scenario entails the production of a concentrate for shipping to an autoclave treatment facility to recover the gold from the con and produce doré gold bars offsite.  In both scenarios, additional gold recoveries would be achieved by putting a small cyanide leach circuit in the mill onsite to capture up to 80% of the gold in the cleaner tailings.

Canarc Resource Corp.

In May 2003, Canarc initiated new engineering and resource studies on the property.  The purpose of this engineering study is to evaluate various mine development alternatives and determine which options are the most economically viable.  The goal of the resource study is to refine the deposit model and produce a new estimate of the reserves and resources that is compliant with Canada’s National Policy 43-101.

Eskay Creek:

Canarc has a 33 1/3% carried interest in the GNC property which is adjacent to Eskay Creek in the Skeena Mining Division, British Columbia, Canada, pursuant to a joint venture with Barrick Gold Corp. (“Barrick”).  The property is subject to a 2% net smelter return.

In 2002, the Eskay Creek mine produced 255,000 oz. gold at a grade of 1.5 oz/ton and 17,763,000 oz silver at a grade of 72.2 opt for a total cash cost of US$40 per oz. and a total production cost of $174 per oz.

In January 2003, Canarc was informed that a drill program by Barrick near its GNC property intersected some prospective mineralization within the footwall rock formations that host part of the adjacent high grade Eskay Creek mine.  Barrick concluded that “the area remains prospective” and “further drilling is required will be conducted in this area”.  Item 4.D provides further details.

Other Canadian properties:

In February 2001, Canarc was granted an option to acquire a 100% interest in nine mineral claims located in the Kamloops Mining Division, British Columbia, known as the Finn/Ish properties in consideration of cash payments in the aggregate of CAD$35,000 (CAD$2,500 paid), the issuance of 200,000 common shares and incurring exploration expenditures in the aggregate of CAD$80,000 on the property over a three year period.  The option was dropped in June 2001.

In February 2001, Canarc was granted an option to acquire a 100% interest in four mineral claims located in the Kamloops Mining Division, British Columbia, known as the “Red” properties in consideration of the issue of 100,000 common shares and incurring exploration expenditures in the aggregate of CAD$60,000 on the property over a three year period.  The property is subject to a 2% net smelter return in favour of the optionor.  The option was dropped in August 2001.

Costa Rica properties

Canarc has an 18.3% carried interest in a Bellavista gold property located near San Jose, Costa Rica.  A property agreement provides Glencairn Gold Corp. (“Glencairn”) with the right to earn a 81.7% net interest in the property and requires Glencairn to make pre-production payments to Canarc in the amount of US$117,750 annually up to and including the year commercial production commences.  From 2000 to 2003, no new exploration or development work was conducted on the property.  Item 4.D and Note 4 to the audited consolidated financial statements for the year ended December 31, 2002 provide further details.

Canarc Resource Corp.

Mexican properties

Lobo:

In February 1999, Canarc’s subsidiary, Minera Aztec Silver Corporation (“Aztec Silver”), entered into an agreement for 9 properties (Lobos 4, 9, 10, 14 –19) covering 485,949 hectares in central Mexico with Far West Mining Ltd. (“Far West”).  The agreement required Far West to spend US$5.5 million on work expenditures, to make US$500,000 in cash payments and to issue 1 million shares (subject to regulatory approval) to Aztec Silver over a 3 year term to earn a 50% interest in the properties.  In 2000, Noranda Minerals Inc. (“Noranda”) optioned the Lobo 6 and Lobo 8 properties in the State of Zacatecas, Mexico.

By June 2000, Canarc announced that Far West had completed the initial RC drilling program at Lobo 14, totalling 6,071 metres drilled in 16 holes to test 6 separate targets in 2 prospect areas.  Overall results on the properties did not meet expectations and Far West dropped all of its interests in Lobo properties.  Canarc also announced that Noranda had notified Canarc that the drill program on the Lobo 6 property failed to intersect mineralization and that, as a result, it would be dropping its option on the Lobo 6 and 8 properties.  Canarc wrote-off the Lobo properties in 2001.

La Nopalera:

On August 10, 1999, Canarc’s subsidiary, Aztec Silver, entered into an agreement with Minera Uruachic S.A. de C.V. to acquire up to a 60% interest in the La Nopalera mineral claim located in Chihuahua State, Mexico.  Under the terms of the agreement, as amended October 8, 1999, Aztec Silver could earn a 60% interest in the La Nopalera claim by paying CAD$55,000, issuing 250,000 of its common shares and carrying out exploration expenditures of CAD$1,000,000 within a 4 year period ending October 15, 2003.  The agreement also included two additional properties, the La Flor Del Trigo and the El Pavo Real mineral claims.

Aztec Silver finalized a prospectus in the Province of British Columbia with an effective date of April 5, 2000.  The 1,700,000 share offering proposed in the Prospectus was to raise approximately CAD$1,450,000 for Aztec Silver.  Part of the proceeds of the offering was to have been spent on the Nopalera Property.  In June 2000, Canaccord Capital Corporation (“Canaccord”), the agent for Aztec Silver, marketed out of the IPO and the offering was not completed.  Canaccord also resigned as Agent for Aztec Silver at the request of Canarc.  Due to the incompletion of the IPO and the lack of funds for future exploration, the property option agreement on the Nopalera properties fell into default and was relinquished in October 2000.

Clara:

In March 2001, Aztec Silver was granted an option to acquire a 100% interest in two mineral claims located in Mexico known as the “Clara” properties in consideration of incurring exploration expenditures on the property of US$500,000, issuing 500,000 shares of Canarc’s subsidiary, Aztec Silver, and paying an aggregate of US$185,000 to the optionor over a four year period.  The optionor will retain a 2% net smelter return of which 50% may be purchased by Canarc for US$1,000,000.  The agreement is subject to a due diligence review and the signing of a formal agreement.

Canarc Resource Corp.

Suriname properties

Sara Kreek:

Canarc holds an 80% interest in the shares of Sara Kreek Resource Corporation N.V., the company which holds the Sara Kreek concession.

In May 1999, Canarc announced a machine-trenching program on the Sara Kreek property in the Republic of Suriname.  The goal of the program was to seek to establish a high grade, mineable gold ore reserve suitable for a feasibility study and, if positive, commercial production.  In June 1999, a further bulldozer-trenching program from the Sara Kreek property also returned positive results.

However due to the lack of exploration activity on the project since 1999, Canarc wrote-down the property in 2002 by US$1,717,000 to reflect management’s estimate of the property’s recoverable value of approximately US$3.3 million.

Benzdorp:

In April 1996, Canarc entered into an option agreement to earn up to an 80% interest in the property by making cumulative cash payments of US$750,000 and incurring property expenditures totalling US$5 million over a four year period.

The property was dormant from 2000 to mid-2002.  In August 2002, Canarc amended its option agreement.  Cash payments prior to commercial production were reduced to US$300,000 and exploration expenditures were reduced to US$3 million to be incurred prior to April 2006.  Canarc has already earned 40% interest in the property, and expects to exercise its right to increase its interest by an additional 40% once the property owner is able to incorporate a company in Suriname to transfer the Benzdorp concessions into, on behalf of Canarc and the property owner.  In June 2003, the final transfer of the Benzdorp property exploration concessions from N.V. Grasshopper Aluminium Company (“Grassalco”) to Canarc’s subsidiary, Benzdorp Gold NV, was completed.

In the last quarter of 2002, an initial bulldozer/excavator trenching program was implemented for the JQA prospect area of the Benzdorp property, and initial results from the trenching identified a broad zone of porphyry-style gold mineralization.  Additional trenching was conducted in the first quarter of 2003 and a diamond drilling program was initiated in the second quarter of 2003.

Other developments and matters for the past three fiscal years

In May 2001, Canarc announced a CAD$450,000 equity financing.  The private placement was for 3,000,000 units at a price of CAD$0.15 per unit, with each unit consisting of one common share and one common share purchase warrant;  the private placement closed on June 1, 2001.  The warrants have a three year term and each warrant can be exercised to purchase one common share at CAD$0.18 in the first two years and at CAD$0.20 in the third year.  The proceeds were added to working capital so as to maintain a positive treasury into 2002.

Canarc Resource Corp.

In 2001 and 2002, Canarc implemented proactive cost-cutting measures by laying off its geological and administrative support staff.  It also implemented plans to await higher gold prices before further expanding or developing its existing gold property portfolio.

On June 5, 2001, a new Board of Directors was elected at the Annual General Meeting of the Shareholders held in Vancouver, BC, Canada.  Two new directors were appointed, Leonard Harris and Stephen Peck, joining three incumbents, Derek Bullock, Chris Theodoropoulos and Bradford Cooke.  At Canarc’s AGMs held in May 2002 and in May 2003,  all existing directors were re-elected for the ensuing year.

On May 17, 2002, Canarc received final approval from the Toronto Stock Exchange (“TSX”) for a private placement for 1,080,000 units at CAD$0.18 per unit, each unit consisting of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at CAD$0.21 for a two-year period.  In addition, an insider also subscribed for 70,000 shares at CAD$0.22 per share.  The private placement closed on June 21, 2002.

In September 2002, Canarc announced a non-brokered private placement for 1,250,000 units at a price of CAD$0.40 per unit for total proceeds of CAD$500,000.  Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant.  Each one warrant entitles the holder to purchase one common share of Canarc for a period of two years and has an exercise price of CAD$0.50 per share.  The private placement closed on October 22, 2002.

In March 2003, Canarc closed a private placement for 1,250,000 units at CAD$0.52 per unit for total proceeds of CAD$650,000.  Each unit consists of one common share and one-half common share purchase warrant.  One share purchase warrant entitles the holder to purchase one common share at CAD$0.63 for a two-year period.

In January 2002, Canarc granted 1,500,000 stock options to directors, employees and consultants, which have an exercise price of CAD$0.17 per share and an expiry date of January 16, 2007.  In August 2002, 400,000 stock options were granted to employees and consultants, and have an exercise price of CAD$0.34 per share and an expiry date of August 28, 2007.  In February 2003, options for 20,000 common shares were granted to a director and have an exercise price of CAD$0.51 per share and an expiry date of February 10, 2008.  Additional stock options were granted in June 2003 to directors, employees and consultants for 1,660,000 common shares at an exercise price of CAD$0.52 per share and expiry dates of June 9, 2008 for 1,410,000 stock options and June 12, 2008 for 250,000 stock options.

Canarc Resource Corp.

C.      Organizational Structure

The Registrant carries on its business in large part through its subsidiaries.  The Registrant has a number of direct or indirect wholly or majority owned subsidiaries as follows:

New Polaris Gold Mines Ltd. (“New Polaris”), formerly Golden Angus Mines Ltd. (name change effective April 21, 1997), is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly-owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc.

Canarc (Barbados) Mining Ltd., a company duly incorporated under the laws of Barbados on July 26, 1993.

Canarc Virginia (Barbados) Ltd., a company duly incorporated under the laws of Barbados on July 26,1993.

Canarc Suriname (Barbados) Ltd., a company duly incorporated under the laws of Barbados on January 26, 1994.

Sara Kreek Resource Corporation N.V., a company duly incorporated under the laws of Suriname on January 9, 1995.

Carib Industries Ltd., a company duly incorporated under the laws of the Cayman Islands, B.V.I. on January 17, 1990, originally under the name of Rayrock Zar.  A name change was approved by Special Resolution dated May 15, 1992 and registered May 26, 1992.  The Registrant owns 78.5% of the issued and outstanding shares.  Item 3 provides further details.

Minera Aztec Silver Corporation (formerly Aztec Silver Corporation, IndoAsia Gold Ltd. and Atec (Barbados) Ltd., name changes on January 7, 2000, March 27, 1998 and March 12, 1997), a company duly incorporated under the Laws of Barbados on February 2, 1996 and continued into the province of British Columbia on January 7, 2000.

Minera Aztec S.A. de C.V., a company duly incorporated under the Laws of Mexico on May 28, 1998.

Benzdorp Gold NV is in the process of being incorporated under the laws of Suriname, pending final governmental approval.  The Registrant will initially own 40% of the voting shares with the right to acquire an additional 40%.

In addition, the Registrant has rights to acquire interests in certain other corporations which hold, directly or indirectly, mineral rights in Suriname.

D.     Property, Plants and Equipment

Description Of Property

Property Summary Chart (as of December 31, 2002):

Property Name	Location	Maximum¹ % Interest held (or to be earned)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)
New Polaris²	BC, Canada	100%	$3,605,000	Nil
GNC/Eskay Creek	BC, Canada	33-1/3%	$188,000	$14,000
Bellavista	Costa Rica	18.3%	$90,000	Nil
Clara	Mexico	100%	Nil	$14,000
Benzdorp	Suriname	80%	$166,000	$1,987,000
Sara Kreek	Suriname	80%	$1,567,000	$1,717,000

¹  subject to any royalties or other interests as disclosed below

²  previously known as “Polaris-Taku”

3  after recoveries and write-downs

Canarc Resource Corp.

NOTE:  All references to U.S.$ unless otherwise noted. See below for further details on each property.  Refer to Note 12 of the consolidated financial statements as of December 31, 2002, for disclosure of differences between US GAAP and CAD GAAP.

The following is a more detailed description of some of the more material properties listed above in which the Registrant has an interest.

Material Mineral Project

New Polaris Gold Project, British Columbia, Canada

The Registrant’s interest in the New Polaris Gold property is the subject of a report (the “Walton Report”), dated June 19, 2002, prepared by Godfrey Walton, PGeo, of G.J. Walton & Associates Ltd, 5463 Cortez Crescent, North Vancouver, British Columbia, Canada, V7R 4R1, a copy of which has been filed with the applicable Canadian regulatory bodies in June 2002 and which is incorporated herein by this reference.

The following description of the New Polaris Property has been summarized primarily from the Walton Report.  Figures referred to are not reproduced in this Form 20-F, and the reader is referred to the full report filed with the regulatory bodies and which is accessible at www.sedar.com.

Introduction:     A small, high grade, underground past producing gold mine, New Polaris has become one of the largest gold deposits in western Canada as a result of Canarc’s successful exploration programs.  The mineralisation is wide open along strike and at depth and could easily increase with further drilling.  A new geological resource estimate is currently being prepared suitable for Canada’s National Policy 43-101.  A new scoping study is currently underway for the New Polaris property to develop various mine development alternatives to determine which options are the most economically viable.

Canarc Resource Corp.

Location and Access:     Northwestern British Columbia, 60 miles south of Atlin, BC, Canada, and 40 miles east of Juneau, Alaska, on the west bank of the Tulsequah River near the BC-Alaska border.  Access is available by small aircraft from Atlin or Juneau but ocean barging of equipment to the mine-site is possible during high tides in the summertime.  Redcorp Ventures Ltd. (“Redcorp”) received government approval to build its Tulsequah Chief mine (located only 3 miles away from New Polaris) and a 160 km access road from Atlin.

Description and Ownership:     Sixty-one crown granted mineral claims and one modified grid claim totalling 2,956 acres, 100% owned by Canarc subject to a 15% net profits interest (“NPI”) to Rembrandt Gold Mines Ltd, which Canarc can reduce to 10% NPI.

Current Status:     New Polaris is an advanced stage exploration project, requiring infill drilling to further define proven and probable ore reserves followed by a full feasibility study.

Mining History:     Discovered by prospectors in 1929, the mine was constructed in 1936 and operated from 1937 to 1942 and again from 1946 to 1951.  A total of 232,000 oz. of gold was produced from 760,000 tons ore grading 0.35 oz./ton.  Flotation concentrates were shipped seasonally for refining to the smelter in Tacoma, Washington.  The first barge load in 1951 sank in a storm off the B.C. coast, causing the mine to shut down.  Cominco upgraded the mill in 1952 and used it to process the nearby Tulsequah Chief ores from 1953 to 1957.  New Polaris was then dormant for 30 years until exploration resumed in 1988.  Canarc acquired New Polaris in 1992, completed 135,000 feet of core drilling in 182 drill holes and discovered major new ore zones below and beyond the mine workings.

Geology:     Mineralization associated with disseminated arsenopyrite, pyrite, and stibnite in quartz-carbonate-fuchsite veins and stockworks, and related carbonatized and sericitized alteration zones.  Zones are developed along principal shear sets adjacent to a major crustal break.  Host rocks are Paleozoic volcanics.  Gold mineralisation is late Cretaceous to early Tertiary in age and of the epithermal or mesothermal shear vein type.  Gold is occluded in finely disseminated arsenopyrite grains that permeate the altered wall rocks and vein stockworks.  Gold mineralisation occurs along three major shear sets:  the AB zones trending northwest/southeast, Y zones trending north/south, and C zones trending east/west.  C zones generally link with the AB and with the Y zones at “junction arcs”.  Gold values in stockworks show excellent continuity and uniformity, with very little nugget effect.  Individual zones pinch, swell, and overlap en echelon.  Individual ore blocks range from less than 1,000 tons to more than 100,000 tons in size.  Widths range from 1 to 45 feet in thickness, averaging about 10 feet.

Mineral Resources – Historical:     The previous resource calculations were reviewed to identify the order of magnitude of the “resource”.  Although all of the estimations were made prior to Canada’s National Policy 43-101 being implemented, the estimations are useful as a guide to the size of the deposit.

An estimate of New Polaris reserves was made prior to closure in 1951, where (i) “reasonably assured” ore was projected 25 feet in the plane of the vein above and below sampled drift sections of mineable grade, and (ii) while “possible” ore was projected an additional 25 feet beyond these confines (Parliament 1949).  These reserves were based solely on underground sampling. The “remaining reserves” at the time of closure were 105,000 tons grading 0.42 ounces of gold per ton including 17% dilution.

Canarc Resource Corp.

Adtec Mining Consultants (1972) recalculated these “reserves”.  These were recalculated to be 148,000 tons of 0.29 oz/ton Au based on similar definitions and existing mine drawings and assay plans.  Adtec Consultants (1983) recalculated the remaining “reserves” within the mine workings and defined these to be in the order of 223,000 tons grading 0.32 oz/ton Au (diluted) based on a 0.15 oz/ton Au cutoff and a minimum mining width of 4 feet.  These reserves were subdivided into 151,000 tons of “assured” and 72,000 tons of “reasonably assured” reserves.

The resources were recalculated by Beacon Hill in 1988 for Suntac Minerals Corporation (“Suntac”) using a minimum mining width of 5 feet (instead of 4 feet) with similar results.  Their resource estimate was “limited to those areas where continuous sampling data was available along drifts, raises and stope backs, etc, and where it appears that minimal development work would be required to access the resource”.  That calculation showed a total probable and possible resource of 244,420 tons grading 0.33 oz/ton Au with 132,210 tons grading 0.33 oz/ton Au classed as probable and 112,210 tons at 0.32 oz/ton Au classed as possible.  In 1989, Beacon Hill added further probable and possible mining resource from 27 drill holes completed by Suntac.  They estimated that the drilling had increased the resource by 380,000 tons grading 0.39 opt (probable) and 820,000 tons grading 0.39 opt (possible) which, added to their previously calculated resource, brought the overall resource potential up to 1,450,000 tons grading 0.38 opt (diluted) above the lowest worked level of the mine (600 level at elevation – 462 feet Below Sea Level ‘BSL’).

Montgomery Consultants were commissioned to conduct a geostatistical estimation of the geological resource for the Polaris-Taku Deposit in 1991.  G.H. Giroux performed this review and calculated a total resource of 2,225,000 tons grading 0.433 oz/ton based on a geostatistical approach using a cut-off grade of 0.25 oz/ton Au.  These resources were divided into 333,000 tons grading 0.437 oz/ton Au (probable) and 1,892,000 tons grading 0.432 oz/ton (possible).  The calculation discounted much of the reserves around the old workings and did not include dilution and minimum mining width provisions.  These calculations were based on both old and new drilling and extended the resource base down to roughly 1,200 feet BSL.

Watts, Griffis, and McOuat were contracted to review the previous resources in August 1992.  Their review incorporated the residual resources within the mine workings, as calculated by Beacon Hill in 1989, into their overall estimate of a total (diluted) mineral resource of 1,600,000 tons at 0.46 oz/ton Au. Their calculations were based upon a minimum mining width of 5 feet or 15% dilution and a cut-off grade of 0.25 oz/ton Au.  The improvement in grade stems from the inclusion of new deeper holes that extend the known mineralization to a depth of 1,200 feet BSL and exclusion of lower grade material previously included in the Montgomery estimate.

Giroux was further contracted to provide resource updates throughout 1992, and in February 1995 he recalculated the resources for the deeper drilled portions of the “C” Zone.  The total resources calculated by Giroux were summarized in his updated report prepared in 1995.  His calculations were based on an in-situ estimation with a 0.25 oz/ton Au cut-off.  He did not include any of the North zone drilling.

Canarc Resource Corp.

The Giroux estimate is the most up to date externally prepared mineral inventory estimation, which includes what was left in the mine when it was closed and the new areas identified in drilling up to 1995. Although these estimations were completed prior to the implementation of National Policy 43- 101 they can conform with the Probable Resource used by Giroux being called an Indicated Resource and the Possible Resource would be an Inferred Resource. This was confirmed by a telephone conversation between the author and Gary Giroux during the preparation of this report.

A new mineral inventory is warranted to add in the additional intersections identified in the geological modelling, the new intersections obtained during the 1996 and 1997 diamond drilling programs. At this time it would be beneficial for the project to re-classify the resource estimates so that they conform to Canada’s National Policy 43-101.

Although the vein intersection requires significant modelling and drilling to confirm vein continuity, there are many vein intersections both in the old drilling and underground sampling and the new drilling that supports continuity.  The stopes from the earlier mining also suggest good continuity of the vein systems even though they appear to have focused on mining the higher grades as evidenced by what was left on the edge of some of the stopes.  The C zone is an area where significant widths have been obtained in drill holes and underground, which could develop tons quickly if continuity is demonstrated.

In 1997, the Registrant prepared an internal estimate of resources including all drilling results, and concluded that at $375 gold the New Polaris gold deposit contained 3.9 million tons grading 0.41 oz/ton for a total of approximately 1.6 million oz.  This was subsequently updated at $300 gold to 3.6 million tons grading 0.36 opt or about 1.3 million oz. contained gold.  This estimate is not yet compliant with Canada’s National Policy 43-101 reporting requirement.

Mining:     From 1931 to 1951, 51,825 feet of level development (on 10 levels) and 12,292 feet raise development were completed at New Polaris.  Top level, Canyon, is 580 feet above sea level.  Deepest level, 750, is 613 feet below sea level.  An 821 feet deep internal winze was used for material handling, going from the A.J. to the 750 Level.  Winze is accessed from the A.J. and Polaris Level adits, with Polaris being the main haulage and access level.  Mine dewatered in 1996, ground conditions excellent.  Historic mining methods were shrinkage and resueing.  Plans are to develop a ramp access mine.  Mining methods will include longhole, shrinkage, cut-and-fill.  Mining techniques will depend on factors such as ore body geometry, grade, dilution, etc.

Metallurgy:     Historically, the mine operated using sulphide flotation, milling at a rate of 200 tons per day.  Ore was crushed through primary and secondary crushers, and ground in a ball mill in closed circuit with a rake classifier.  Rougher and scavenger flotation was used and the sulphide concentrate is thickened and filtered for shipment off site.  Ninety percent gold recoveries were obtained, concentrate grade of 3.5-5.0 ounce per ton gold, and concentrate to ore ratio of up to 10:1.  Recent test work completed on a preliminary basis indicates up to 97% of the gold reports to a rougher flotation concentrate.  Cyanidation of the flotation tailings and pressure oxidation (autoclaving) of the flotation concentrate showed that up to 94 percent gold recovery was achieved.  Additional metallurgical test work is planned to optimize grind, reagent addition and type, etc.  Evaluation of direct marketing of the flotation concentrate, pressure oxidation and bio-oxidation to treat the flotation concentrate will be completed in future work.

Canarc Resource Corp.

Site Infrastructure:     A new office/dry complex was built on the site in 1996.  Several existing buildings were refurbished for bunkhouses and a kitchen facility.  Existing camp is capable of supporting 35 personnel.  Shop was refurbished for a maintenance facility, pipe shop, power-house, and compressor house.  Three 200-kilowatt generators on site can be run separately or in parallel.  Two 200 cubic feet per minute portable air compressors on site can supply compressed air for underground.  Two 10,000 gallon fuel tanks, left from previous mining activities refurbished for additional fuel storage.  Old main-street of the town-site is used as an air-strip.  Manpower, equipment, and material mobilized to site using a Shorts Skyvan, capable of carrying 4,000 pounds.

Environmental:     Canarc has been systematically eliminating all old mine buildings at the site, except those in current use.  Test work indicates rock is non-acid generating.  Water wells were installed and surface and ground water monitoring underway.  Discharge permit obtained for the dewatering and care and maintenance phases of the mine pumping.

Other Mineral Projects

Eskay Creek Property, British Columbia, Canada

Introduction:     The GNC property partially surrounds the high grade Eskay Creek mine of Barrick Gold.  The property is joint ventured with Barrick (66 2/3%) and covers the favourable Eskay Creek ore horizon along strike and at depth.  Barrick continues to explore the property systematically for Eskay Creek-type ore bodies.  They tend to be of small tonnage but extremely high grade.

Location and Access:     Northwestern British Columbia, 80 km northwest of Stewart, B.C., accessible by truck via highway 37 and the Eskay access road.

Description and Ownership:     Three modified grid claims totalling 930 hectares.  Canarc’s 33 1/3% interest is carried whereby Barrick must incur all exploration and development costs to production, subject to repayment of those costs from cash flow.

Current Status:     Early stage exploration.

Mining History:     The Eskay Creek gold-silver deposit was discovered in 1988 and commenced production in 1994.  The ore is so high grade (>3 oz. Gold equivalent per ton) that it is simply mined, crushed and shipped directly to smelters with no milling or concentrating.  Canarc’s GNC property partially surrounds Barrick’s Eskay Creek mine and has had over $3 million in exploration completed by Barrick.  Several mineral prospects have been drilled and significant potential targets still remain to be drilled.

Geology:     The Eskay Creek ore bodies are strata bound, volcanogenic sulfide deposits that occur within certain favourable rock types, specifically the hanging wall mudstones and the footwall ineralis.  This “Eskay Creek horizon” has been traced across the entire GNC property and several mineralized prospects have been found.  The footwall minerals are typically altered to chlorite and sericite, and the hanging wall mudstones carry semi-massive sulfide mineralisation, including pyrite, chalcopyrite, sphalerite, and various silver minerals, encased by pervasive carbonate alteration.

Canarc Resource Corp.

Bellavista Gold Project, Costa Rica

Introduction:     Bellavista is a large, low-grade development-stage epithermal gold deposit.  Glencairn Gold Corp. (“Glencairn”), the operator, has identified a smaller, higher grade, mineable reserve suitable for low cost open pit, heap leach gold production.  Canarc owns an 18.3% carried interest (after payback) and Glencairn is currently seeking project financing.

Location and Access:     Costa Rica, 80 km west of San Jose near the town of Miramar, accessible by truck on the Pan American highway and a mine access road.

Description and Ownership:     Several contiguous mineral concessions covering 2,000 hectares in the Central Gold Belt, owned by Glencairn (approximately 65%) and others.  Canarc’s 18.3% interest is carried whereby Glencairn must incur all development costs to production, subject to payback from cash flow.

Current Status:     Glencairn is in discussions with financial institutions regarding project financing.  Canarc receives pre-production advance royalty payments totaling US$117,750 annually, although Canarc received the 2003 payment prior to December 31, 2002.

Mining History:     The Bellavista and Montezuma mines produced small tonnages of gold-silver ore from underground workings at the turn of the century.  In the 1980s, Minera Rayrock acquired a controlling interest and by 1996, had completed significant exploration work, including a feasibility study.  Wheaton River bought out Rayrock’s interest in 1997 and completed additional drilling required for a new feasibility study in 1998.  Glencairn bought out Wheaton River Minerals’ interest in 2002.  A total of more than US$30 million has been spent on the property to date.

Geology:     Bellavista is an epithermal gold deposit hosted by volcanic rocks where they are crosscut by a major fault zone.  Gold is associated with quartz-carbonate stockwork zones surrounded by minor quartz-sericite alteration.

Reserves:     Rayrock outlined mineable reserves and resources totaling 1.96 million oz. contained in 37.4 million tones grading 1.63 gpt, economic at US$400 gold.  Wheaton River identified a smaller proven reserve of 11.2 million tones grading 1.54 gpt for 556,000 oz. (436,000 recoverable oz.) suitable for low cost open pit mining and heap leach processing.

Mining:     As disclosed by Glencairn, if mining is undertaken, all ores will be mined from one open pit, crushed to 80% minus ¼ inch, higher grade ore will be crushed to 80% minus 65 mesh and agglomerated with the lower grade ore prior to stacking on the heap leach pad.  Their metallurgical tests indicate gold recoveries of around 79%.

Canarc Resource Corp.

Production Model:     The base case production model as disclosed by Glencairn calls for 60,000 oz./year for 7.3 years at a mill rate of 5,745 tonnes/day at a strip ratio of 1.32:1.  Capital costs are estimated at US$28.3 million, operating costs come in at a low US$156 per oz and total cash operating costs are US$179 per oz.

Sara Kreek Mine, Suriname

Introduction:     Sara Kreek is the largest operating gold mine in the Republic of Suriname, South America.  Production in 2002 was approximately 10,000 oz. gold from the small, open pit placer mine and gravity recovery systems.  A second high grade, open pit lode mine is also ready for development, subject to financing.  The Sara Kreek property produced over 500,000 oz. gold historically and has the potential for additional discoveries in the million oz. plus range.

Location and Access:     East central Suriname, 160 km south of Paramaribo, the capital city, accessible by charter aircraft to a 1,500 ft. airstrip on the property or by boat across Van Blommestein Lake (a large, man-made lake for a hydroelectric project), then by truck on the property access road.

Property Description:     One Exploitation Concession measuring 17 km x 19 km, totalling 22,500 hectares.  Canarc owns a 100% interest (subject to a 20% NPI or 1½ to 5½% NSR) in the subsurface mineral rights, as well as an 80% interest (reverting to 50% after payback of our investment) in the surface mineral rights.  Our local partner, Suriname Wylap Development Corp., currently operates the small placer mine on the property.

Current Status:     The Sara Kreek Placer mine currently operates at about break even.  In 1999 Canarc completed a feasibility study recommending commercial production from one of the several lode prospects on the property.  Management is now seeking project financing for the new DP lode mine.  The project has not been updated to be compliant with Canada’s National Policy 43-101.

Mining History:     Gold production was first recorded from Sara Kreek in the late 1800s, when English and Dutch companies exploited the alluvial deposits.  At their peak, several large dredges were in operation and a 200 km long narrow gauge railway was built from Paramaribo to Sara Kreek, to service the hundreds of families living there.  The gold fields produced over 500,000 oz. gold, then fell dormant for 50 years, until Suriname Wylap Development Corp. modernized the placer mines and operated briefly in the late 1980s.  Canarc acquired its property interests in 1993 and funded the re-commencement of placer gold mining in 1995.  Gold production for 2002 was about 10,000 oz., and the mine operated at around break-even at the then low gold prices.

Recent Work:     Exploration to seek out the underlying lode sources to the placer gold began in earnest in 1994.  In the past 5 years, Canarc has completed thousands of soil and silt samples, hundreds of deep auger holes, several kms of machine trenching and 28 diamond drill holes at a cost exceeding US$4 million.  Most recently, Canarc completed a feasibility study on the DP zone that recommends commercial production from a small, high grade, open pit to produce 13,500 oz. at a cash cost of US$62 per oz.

Canarc Resource Corp.

Regional Geology:     The Guyana Shield became the focus of exploration interest in the past six years as a result of the 12 million oz. Las Cristinas gold discovery by Placer Dome in Venezuela, as well as the commencement of commercial production by Cambior Inc. at the 4 million oz. Omai gold deposit in Guyana, the only modern gold mine operating throughout the Guyana Shield.  Both of these gold discoveries have strong affinities to the porphyry gold, bulk tonnage, open pit model.  In addition, these lower Proterozoic greenstone belts are prolific for high grade, shear-hosted gold deposits elsewhere in the world, such as the 50 million oz. Ashanti mine in Ghana.  The gold prospects at Sara Kreek exhibit shear-hosted or porphyry-type mineralization related to quartz-carbonate veins or stockworks within volcano-sedimentary greenstone belts intruded by tonalite-diorite plutons along major crustal breaks within the Guyana Shield.  Deposit potential here is up to one million ounces plus.

Property Geology:     All of the known gold prospects fall along a north trending greenstone belt of meta-volcanic and meta-sedimentary rocks, crosscut by northeast and northwest trending structures.  Mineralization also appears to be related to late-stage quartz-feldspar porphyry or diorite intrusions.  Gold is associated with pyrite, chalcopyrite and other sulfide minerals in quartz-carbonate veins, shears and stockwork zones.

Significant Results:     Canarc found multiple soil anomalies by reconnaissance sampling, including two main mineralized shear zones that extend for 7 km and 6 km respectively.  Follow-up deep augering, machine trenching and diamond drilling has confirmed high grades over mineable widths in four gold prospect areas.  Trench results include 13.6 gpt over 10 m, 2.3 gpt over 40 m and 1.2 gpt over 160 m.  Drill intersections include 7.0 gpt over 13.5 m, 2.9 gpt over 16.6 m and 5.9 gpt over 10.7 m.

Reserves:     DP mine reserves are 16,000 oz. gold contained in 65,000 tonnes soft saprolite ore grading 7.5 gpt, still open in 3 directions.  No reserves are estimated for the placer mine but there are several kilometres of known gold-bearing creek gravels that should support many years of placer mining.

Mining:     DP mine methods are shallow open pit truck and shovel operation, no drilling or blasting, 8:1 strip ratio, 8½ month mine life.  The placer mine is an open pit, excavator and hydraulicing operation.

Processing:     DP mine process gives an 85%+ recovery using gravity methods.  The ore is cleaned and screened in a trommel, reduced to ¼ inch in a crusher, ground to 80%-200 mesh in a ball mill, and the gold is separated using Falcon concentrators and a shaking table.  A bulk sample for metallurgical testing consistently returned higher grades than the channel sampling.  The placer mine recovers coarse gold only with sluice boxes.

Exploration Target:     The exploration target at Sara Kreek is for shear-hosted gold deposits of several million tonnes containing up to one million oz. gold or more to 300 m depth.  The two main gold mineralized shear zones have been traced semi-continuously over 13 km of combined strike length on the property.

Production Model:     Base case production for the DP mine is 13,600 oz. over a 9 month period, capital costs estimated at US$1.25 million and total operating costs come in at US$62 per oz.  Similar positive exploration results were found at the ED, WP and PP prospects, leading management to believe that production will come from several high grade open pits that could eventually coalesce into one large lode gold mining operation with million oz. plus potential.

Canarc Resource Corp.

Sara Kreek DP Mine Fact Sheet:

Contained Gold	16,000 oz.
Mineable Reserves	65,000 t
Ore Grade	7.5 gpt
Mill Recovery	85%+
Recoverable Gold	13,500 oz.+
Strip Ratio	8:1
Mine Life	8½ months
Capital Cost	US $1.25 million
Operating Cost	US $0.81 million
Mine Revenues	US $3.50 million
Equipment Resale	US $0.20 million
Net Cash Flow (after capital & cash costs)	US $1.62 million
Net Present Value (10%)	US $1.47 million
Internal Rate Return	150%
Cash Costs	US $62 per oz.

Benzdorp Property, Suriname

Introduction:     Benzdorp is historically the most prolific gold producing region in the Republic of Suriname with alluvial production exceeding 1 million oz. gold.  Canarc’s exploration results confirm the potential for a new gold discovery.

Location and Access:     Southeastern Suriname, 300 km southeast of Parimaribo, the capital city, accessible by charter aircraft to the nearby Tabiki airstrip or by boat up the Marowijne River, then by ATV on the property roads.

Property Description:     Four exploration concessions measuring 42 km x 31 km, totaling 138,000 hectares.  Canarc holds an option to acquire a 100% interest (subject to a 20% NPI or 1½ to 6% NSR) in the subsurface mineral rights from N.V. Grasshopper Aluminium Company (“Grassalco”), the state-owned mining company.

Current Status:     In June 2003, the final transfer of the Benzdorp property exploration concessions from Grassalco to Canarc’s subsidiary, Benzdorp Gold NV, was completed, pending final governmental approval.  Canarc owns 40% of the voting shares of Benzdorp Gold NV, and holds an option to earn an additional 40% currently in escrow by paying US$300,000 to Grassalco and spending US$3 million on exploration prior to April 2006.

Canarc Resource Corp.

Mining History:     Gold production was first recorded from Benzdorp in the late 1800s when English and Dutch companies exploited the alluvial deposits.  The Jungle Queen dredge produced over 500,000 oz. alone over a 40-year period.  In more recent times, hundreds of illegal small-scale miners typically produce up to 10,000 oz. gold each year by reprocessing the river gravels.  Canarc acquired its property option in 1996 and since then has spent US$2 million on thousands of soil samples, hundreds of deep auger drill holes, and six long bulldozer trenches.

Property Geology:     Most of the known gold prospects occur on the easternmost 5% of the property within a northeast-trending greenstone belt of meta-volcanic and meta-sedimentary rocks intruded by dioritic plutons and crosscut by northeast north and northwest-trending structures.  Every creek for 20 km has produced or is currently producing placer gold.  Canarc has focused on four gold prospects that are now drill ready.  The JQA prospect alone measures 750 m long x 250 m wide averaging 1 gpt gold, open in all directions.

Recent Work:     Exploration commenced in 1996 and by 1997 Canarc had completed thousands of soil and salt samples, hundreds of deep auger holes and almost 1 km of machine trenching at a cost of about US$2 million.  In the last quarter of 2002, a new bulldozer/excavator trenching program was implemented for the JQA prospect area of the Benzdorp property, and initial results from the trenching confirm the discovery of a broad zone of porphyry-style gold mineralization.

Significant Results:     Trench results include 0.91 gpt over 142 m, 0.80 gpt over 146 m, 0.90 gpt over 59 m, 2.45 gpt over 17 m, 1.20 gpt over 62 m, 2.68 gpt over 19 m, 44.4 gpt over 2 m and 18.0 gpt over 2 m.  Initial metallurgical tests on saprolite mineralization show that almost 80% of the gold can be recovered using simple gravity and flotation methods and without any crushing or grinding of the sample.  Evidence of a major mineralized, northeast-trending shear structure along Pointu Kreek, which separates JQW from JQA, is provided by two recent 2 m wide chip samples in porknocker pits along the creek bank, that returned 44.4 gpt and 18.0 gpt gold respectively.

Exploration Target:     The exploration target here is a porphyry gold deposit of several hundred million tonnes containing 2 to 20 million oz. gold down to 300 m in depth.

 Clara Property, Mexico

Introduction:     The Registrant’s subsidiary, Minera Aztec Silver Corporation (“Aztec Silver”), has an option to earn a 100% interest in the Clara high sulphidation epithermal gold-silver project, located in Jalisco State, Mexico, from Tech-Cominco, which are preparing a formal joint venture agreement.

Location and Access:     The Clara claim is located approximately 80 kilometres west of the city of Guadalajara, Jalisco State, Mexico.  The claim is located immediately south of the town of Etzatlan, an old mining town.  Access to Etzatlan from Guadalajara is very good, along paved roads, via the towns of Tala and Ahualulco.  The property is accessed along a good dirt road from Etzatlan that connects to the ejido of Ampara, located 5 km SW of the Clara claim.

Description and Ownership:     The Clara claim does not cover the entire area of interest and additional staking is recommended in order to cover the entire alteration system.  Two additional claims are believed to be in effect, both of which cover the Calabaza Mine and the strike extensions of the associated vein system.  It is recommended that the owners of these claims be identified in order to acquire those properties if further work is warranted – the Calabaza Vein system itself is a valid stand-alone exploration target.

Canarc Resource Corp.

Clara III is an exploration claim which expires in December 2004.  The property will have to be converted to exploitation status whereby the 6 monthly holding costs increase from M$5.97 per hectare to about M$30 per hectare – these amounts are subject to adjustment for inflation on an annual basis, and could be reduced if the charges are seen to impede investment in the mining sector.

Current Status:     Early stage exploration.

Mining History:     Etzatlan is recorded as a significant mining community in a book entitled, “The Mines of Mexico”, which was authored in 1905 by J.R. Southworth.  Several mines, owned by the Amparo Mining Company, are described, including Santo Domingo, San Juan, Descrubidora, and La Posesion.  “Immense bodies of gold ore averaging US$20 per ton” are described (approximately 1 ounce per tonne), which were shipped to Torreon or Mapimi.  Mine workings reportedly date back to early Spaniard activity in the 1600s, with some shafts / workings reaching a depth of 1,000 feet below surface.

The Culebra mine, dating back to the early 1800s, produced high-grade silver ore valued at US$3,750 per ton.  Cominco recognized the potential for high sulphidation precious metal mineralisation in the mid-1990s, and subsequently staked any available land at that time.  Cominco’s exploration activities comprised of air-photo interpretation, soil sampling, rock chip sampling, pima clay alteration mapping, geological mapping, IP survey, and acquisition of available magnetic data.

Property Geology:     The Clara property exhibits many similarities to other high sulphidation gold-silver deposits, such as the 50Moz Yanacocha, and the 7Moz Pierina mines in Peru, including large advanced argillic alteration zone covers over 3 km², central, dickite altered core zone includes vuggy silica alteration, multiple IP-resistivity and gold-in-soil anomalies, gold assays up to 2.8g/t Au in grab samples, and work completed to date includes geological mapping, PIMA clay-alteration mapping, soil sampling, rock chip sampling, and an IP-resistivity survey.

Geologically, early andesites are overlain by agglomerates, red-bed conglomerates (or lahar), and crystal lithic tuffs.  The conglomerates and tuffs have undergone advanced argillic alteration, intense fracturing, and silicification.  The area of strongest alteration is bounded by ENE, NE, and NW trending faults, as shown above.  Small, high-grade gold vein showings lie along the East Fault.  Soil sampling shows a gold anomaly peripheral to the highly altered core, suggesting strong acid leaching in the center of the system.  Geophysically, the system is sandwiched between two positive magnetic anomalies, suggesting a strong magmatic contribution to the fault-bounded mineralized system.

An IP survey shows the presence of numerous chargeability and resistivity highs that are obvious targets for drill testing, as is the dickite core, which is associated with occurrences of vuggy silica.  The resistivity highs in the SW part of the system could also represent a silicified zone related to structural intersections.

Canarc Resource Corp.

Plants and Equipment

The Registrant has no other material tangible fixed assets other than the equipment and buildings located on the Registrant’s New Polaris Property, as described above, and general office equipment at its offices located in Canada and Suriname.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected Canarc’s performance during the year and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three most recent fiscal periods ended December 31, 2002 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant’s financial statements are stated in United States dollars and are prepared in accordance with CAD GAAP.  Reference is made to Note 12 of the consolidated financial statements of the Registrant included herein for discussion of the material differences between CAD GAAP and U.S. GAAP and their effect on the Registrant’s financial statements.

Critical Accounting Policies :     For the Registrant’s exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Registrant’s future financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.   Many of the key factors are outside of the Registrant’s control.  The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant’s control such as the market value of the metals produced.

As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Registrant’s mineral reserves, the estimation of such reserves is significant to the Registrant’s position and results of operations.

In accordance with CAD GAAP, all costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.  The amounts for resource properties as shown in the Registrant’s consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.  The following section includes a discussion of the accounting principles for resource properties in accordance with U.S. GAAP.

Canarc Resource Corp.

Canadian and United States Generally Accepted Accounting Principles:     The audited consolidated financial statements of the Registrant are prepared in accordance with CAD GAAP.  Accounting practices under CAD GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

-

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains being recorded in operations.

-

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Registrant is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  SEC staff has indicated that their interpretation of U.S. GAAP requires resource property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Registrant has expensed all resource property exploration costs for U.S. GAAP purposes.

-

For CAD GAAP, cash flows relating to resource property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

Further details are provided in Note 12 of the audited consolidated financial statements for the year ended December 31, 2002.

A.     Operating Results

Fiscal 2002 - Year ended December 31, 2002 compared with fiscal 2001.

In 2002, Canarc incurred a net loss of $7,477,000, representing a significant increase of 104% relative to the 2001 net loss of $3,660,000.  The main contributing factor to the increase in losses is the 2002 write-down of resource properties of $7,220,000 in contrast to 2001 write-downs of $3,150,000, an increase of 129%.  Continued depressed gold markets in early 2002 resulted in the write-down of $5,486,286 for the New Polaris property in BC, Canada, which was already written down by $3,187,104 in 2001.  Also in 2002, the Sara Kreek property in Suriname was written down by $1,717,000.

In 2002, Canarc adopted a new Canadian accounting principle for stock based compensation plans such as stock options in which these new standards were to resolve issues involving cost transparency of stock options and to increase relevance of financial information.  This new standard resulted in the recognition of $182,000 in compensation expense in 2002;  no comparable amount was recognized in prior fiscal years.

Canarc did realize 2002 revenues of $246,000 in contrast to 2001 revenues of $41,000, which was attributed to the revenues from the sale of marketable securities.

Canarc Resource Corp.

Fiscal 2001 - Year ended December 31, 2001 compared with fiscal 2000.

Canarc experienced a loss of $3,660,000 for the year ended December 31, 2001 as compared to a loss of $771,000 for the year ended December 31, 2000.  Write-downs of resource properties and marketable securities totalled $3,157,000 for the year as compared to $353 , 000 for December 31, 2000.

Canarc incurred cash expenditures totalling $212,000 on general and administration, travel, corporate development and shareholder relations for December 31, 2001 as compared to $386 ,000 for December 31, 2000.  Property investigation costs decreased to $62,000 for December 31, 2001 as compared to $169,000 for December 31, 2000.

Environmental Liabilities

Canarc’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it operates have not yet fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of CAD$249,000 have been placed with regulatory agencies in respect to the Registrant’s major property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Registrant’s resource property interests.

B.      Liquidity and Capital Resources

The Registrant is in the development stage and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Registrant to obtain the necessary financing to complete the development and upon future profitable production.

The Registrant knows of no trends, demands, commitments, events or uncertainties that may result in the Registrant’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Registrant’s liquidity are substantially determined by the success or failure of the Registrant’s exploration programs and overall market conditions for smaller resource companies.

Since its incorporation in 1987, the Registrant has endeavored to secure valuable mineral properties that in due course could be brought into production to provide the Registrant with cash flow which would be used to undertake work programs on other projects.  To that end, the Registrant has expended its funds on mineral properties that it believes has the potential to achieve cash flow within a reasonable time frame.  As a result, the Registrant has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller mining companies and will continue unless positive cash flow is achieved.

Canarc had cash and cash equivalents of $215,000 and working capital of $621,000 as at December 31, 2002, as compared to $70,000 and $366,000, respectively, as at December 31, 2001, representing respective increases of 207% and 70%.  This was largely attributable to Canarc’s closing of two private placements in 2002 which resulted in proceeds of $433,000 whereas only one private placement closed in 2001 for proceeds of $293,000.  Also the exercise of warrants in 2002 provided further proceeds of $83,000.  Current assets and current liabilities in 2002 increased by 38% and decreased by 71%, respectively, relative to 2001, which resulted in the 70% increase in working capital for 2002 and reflects management’s continued efforts to reduce its debt load.  In 2002 management elected to take a write-down the New Polaris property by a further $5,486,286 in addition to the 2001 write-down of $3,187,104 to reflect the impairment of this project and value due to the then lack of development activity, continued depressed gold price and capital markets for gold shares, and the reduced values of comparable projects in the junior resource sector.  In 2001, Canarc also incurred a $258,000 loss on the disposition of certain capital assets, principally in Suriname, where there was a significant reduction in the size of Canarc’s offices, equipment and furniture.  Canarc undertook further cost-cutting measures in 2001 by laying off the balance of its geological and office staff.

Canarc Resource Corp.

Canarc’s principal sources of funds continue to be the annual $117,750 cash payments from its partner on the Bellavista project in Costa Rica and the raising of capital from time to time by issuance of securities.  In the first quarter of 2003, the Registrant closed a private placement for 1,250,000 units at CAD$0.52 per unit for total proceeds of CAD$650,000.  Each unit consists of one common share and one half common share purchase warrant;  each full warrant entitles the holder to purchase one common share at CAD$0.63 within a two year period.  The proceeds from the private placement were for working capital purposes and for funding the first phase of diamond drilling on the Benzdorp property in Suriname.

In June 2001, Canarc closed a private placement for 3 million units priced at CAD$0.15 per unit for total proceeds of CAD$450,000.  The proceeds were added to working capital so as to maintain a positive treasury into 2002.  During the 2000 fiscal year, Canarc raised $210,000 cash through the issuance of securities as compared with $209,000 for the 1999 fiscal year.  Canarc issued no securities for the non-cash acquisition of resource properties or for the settlement of any property payment commitments in the 2001, 2000 and 1999 fiscal years.

Canarc has entered into a number of option agreements for resource properties that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements.  Item 5.F provides further details of contractual obligations.

As discussed above, Canarc operates in Mexico and Suriname, both of which have economies that have undergone significant inflation in the recent past and are viewed by Canarc as carrying a certain degree of risk.  In order to minimize the risk associated with such inflation, Canarc does not maintain significant cash resources in any of these countries at any point in time, but rather maintains the majority of its investments in U.S. or Canadian denominated instruments.

C.      Research and Development, Patents and Licenses, etc.

The Registrant does not currently carry out research and development activities.

Canarc Resource Corp.

D.      Trend Information

The Registrant currently has no active business operations that would be effected by recent trends in productions, sales, etc.  The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

E.     Off-Balance Sheet Arrangements

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the year ended December 31, 2002.

Shareholder Rights Plan

On October 25, 1995, the shareholders of the Registrant approved a shareholders rights plan (the “Plan”).  The Plan became effective on November 14, 1995.

The Plan is intended to ensure that any entity seeking to acquire control of the Registrant makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Registrant held.  Each Right entitles the registered holder thereof to purchase from treasury one common share at CAD$25, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Registrant.  The Rights expire in November 2003.

F.     Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on these properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Costa Rica, Mexico and Suriname, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows (in thousands of U.S. dollars):

Canarc Resource Corp.

Property	Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

Benzdorp, Suriname	2003	$ 45	$ -	-
	2004	75	-	-
	2005	75	1,000	-
	2006	75	2,000	-

Sara Kreek, Suriname
(On commercial production)		-	-	200,000

New Polaris, BC, Canada
(Net profit interest buyout)		-	-	150,000

Clara, Mexico	2003	-	50	50,000
	2004	-	100	50,000
	2005	-	150	100,000
	2006	-	200	300,000

		$ 270	$ 3,500	850,000

These amounts may be reduced in the future as the Registrant determines which properties continue to be of merit and abandons those with which it does not intend to proceed.

G.     Safe Harbor

This document may contain forward-looking statements.  The Registrant desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements.  Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect the future results of the Registrant and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.

The Registrant’s estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrant’s current perspective of existing trends and information.  These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, the success of the Registrant’s exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in the Registrant’s other Securities and Exchange Commission (“SEC”) filings.

Therefore, the Registrant wishes to caution each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in the Registrant’s filings with the SEC as such factors, in some cases, could affect the ability of the Registrant to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed therein.  Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in “Risk Factors” under Item 3.D above.

Canarc Resource Corp.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

In accordance with the provisions of the Company Act RSBC 1996 the overall control of the business and affairs of the Registrant is vested in its board of directors.  The board of directors of the Registrant currently consists of five members elected by the shareholders of the Registrant at each annual meeting of shareholders of the Registrant.

The directors and senior management of the Registrant as of June 12, 2003 are:

Name, Position and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
COOKE, Bradford James(3) President, Chief Executive Officer and Director, Canada	President and CEO of Canarc Resource Corp.	Since January 22, 1987	400,480 (0.82%)
THEODOROPOULOS, Chris(3) Director, Canada	Barrister & Solicitor, Chairman and Director of Novra Technologies Inc.	Since March 12, 1996	Nil
BULLOCK, Derek Director, Canada	Retired President, Bullock Engineering Corporation, Mining & Mineral Resource Consultants	Since March 12, 1996	34,895 (0.07%)
PECK, Stephen Director, U.S.A.	Partner, Torrey Associates LLC	Since June 5, 2001	282,300 (0.58%)
HARRIS, Lenord Director, U.S.A.	Retired, Director of Glamis Gold Ltd., Corriente Resources Inc, and Solitario Resources Corp.	Since June 5, 2001	Nil
LOCKWOOD, Stewart Secretary, Canada	Barrister & Solicitor, Corporate Secretary of Canarc Resource Corp., Director of Skinny Technologies Inc.	N/A	33,220 (0.07%)

Notes:

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Registrant, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Registrant, has been furnished by the respective directors individually.  The percentages shown are relative to all of the 49,037,274 issued common shares of the Registrant as of June 12, 2003.

No director or officer has any family relationship with any other director or officer.  The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant.  Officers hold office at the pleasure of the directors.

Canarc Resource Corp.

B.     Compensation

Statement Of Executive Compensation

The Registrant is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid to the Registrant's directors and officers that has been disclosed to the Registrant’s shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2002, the aggregate cash compensation paid by the Registrant to all individuals who were officers and directors in all capacities as a group was CAD$165,742.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2002, 2001 and 2000.  The following table sets forth, for the periods indicated, the compensation of the directors.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS

(in terms of Canadian dollars)

		Annual Compensation(1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($)(2) (e)	Securities Under Options/ SARs granted (#)(1) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Bradford J. Cooke Chief Executive Officer and President	2002 2001 2000	120,000 90,660 11,000	0 0 0	0 0 0	500,000 0 750,000	0 0 0	0 0 0	0 0 0

(1)

An Incentive Stock Option Plan was created by the Registrant in June 1993 and revised in October 1994, May 1996 and May 1998.  Full-time employees of the Registrant are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors.  The Registrant does not currently have a pension plan.

The following table (if applicable) sets forth information concerning grants of stock options under the Registrant’s Stock Option Plan during the fiscal period ended December 31, 2002 to each of director and officer of the Registrant.  No SARs were outstanding.

Canarc Resource Corp.

Options and Stock Appreciation Rights ("SARs")

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2002:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2002 to December 31, 2002

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer and President	January 16, 2002	Common shares	500,000	$0.17	January 16, 2007
Chris Theodoropoulos Director	January 16, 2002	Common shares	200,000	$0.17	January 16, 2007
Derek Bullock Director	January 16, 2002	Common shares	200,000	$0.17	January 16, 2007
Stephen Peck Director.	January 16, 2002	Common shares	200,000	$0.17	January 16, 2007
Len Harris Director	January 16, 2002	Common shares	200,000	$0.17	January 16, 2007
Stewart Lockwood Secretary	January 16, 2002	Common shares	120,000	$0.17	January 16, 2007

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2002 fiscal year, the Registrant issued 549,643 common shares from the exercise of share appreciation rights by directors and officers.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant’s executive compensation program is administered by the board of directors (the “Board”).

Executive Compensation Program

The Registrant’s executive compensation program is based on a pay for performance philosophy.  The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Registrant, thereby enabling the Registrant to compete for and retain executives critical to the Registrant’s long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

Canarc Resource Corp.

Compensation for directors and officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer term incentive in the form of stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Registrant based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

The Registrant’s Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the CEO and the Chief Financial Officer, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management.  The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Registrant effectively to recognize and reward those individuals whose efforts have assisted the Registrant to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to the bonuses to be paid to the executive officers and to senior management.

Stock Options

A Stock Option Plan is administered by the Board.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Registrant to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

Canarc Resource Corp.

Other Compensation

For the fiscal period ending December 31, 2002, the Board has an employment agreement with the Registrant’s Chief Executive Officer.  The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Registrant.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years’ salary.

Directors’ and Officers’ Liability Insurance

The Registrant at this time does not carry insurance policies for itself or its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.

Performance Graph

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 1997 and ending December 31, 2002.

Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

 (in term of Canadian dollars)

The graphs assume that the initial value of the investment on the stock exchange in the Registrant’s common shares and in the indice was $100 Cdn. on the initial date.

Compensation of Directors

The Company does not compensate its directors in their capacities as such.  Bradford J. Cooke, the President and Chief Executive Officer, receives cash compensation as consideration for his duties as an officer of the Company as disclosed in the Summary Compensation Table above.  All other directors of the Company received no cash compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company.

Canarc Resource Corp.

During the fiscal year ended December 31, 2002, the Company granted stock options to directors for up to 1,300,000 common shares, which have an exercise price of CAD$0.17 per share and an expiry date of January 16, 2007.

No funds were set aside or accrued by the Company or its subsidiaries during the year ended December 31, 2002 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

C.     Board Practices

Statement Of Corporate Governance Practices

The Toronto Stock Exchange (the “TSX”) requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance in a “Statement of Corporate Governance Practices”.  The Registrant’s response to each of the TSX guidelines is as follows:

1.  Stewardship of the Registrant - The Board of Directors of the Registrant explicitly assumes responsibility for stewardship of the Registrant, including the ultimate responsibility for the following areas:

(a)

strategic planning;

(b)

risk assessment and risk management;

(c)

communications policies and practices;  and

(d)

the integrity of internal control and management information systems.

Strategic planning is at the forefront of deliberations at meetings of the Board of Directors.  Dedicated strategic planning sessions are also held on a periodic basis in conjunction with regular meetings of Directors.  Management reports regularly to the Board of Directors in relation to the principal risks which could potentially affect the Registrant’s business activities.  Management also responds to specific risk-related issues identified by Directors or by management, with the assistance of expert outside advisors where required.  Management is required by the Board to comply with all statutory and regulatory obligations relating to communications with shareholders and the general public.  The Registrant distributes written reports to shareholders each quarter, and maintains a program of regular communications with analysts and other members of the financial community.  Inquiries from shareholders and others are welcomed, and receive a timely response from the appropriate officer or employee of the Registrant.

2.  Composition of the Board of Directors and Relationship to Significant Shareholder(s) - The Registrant has five Directors.  Four of these individuals qualify as unrelated directors, and unrelated Directors thereby constitute a majority of the Board.  Bradford J. Cooke, the President and CEO of the Registrant, is an officer of the Registrant.  In the Board’s view, the ratio of unrelated to related Directors, as outlined above, fairly reflects the investment in the Registrant by shareholders.

Canarc Resource Corp.

There is no significant shareholder of the Registrant apart from Prudent Bear Funds Inc (“Prudent Bear”) and from those disclosed in this Form 20-F including those disclosed in Item 7.  As at June 19, 2003, Prudent Bear owned 8,662,000 common shares of the Registrant, representing 17.59% of the Registrant at that time.  Prudent Bear has no board nominee and exerts no direct control over any board member.  Item 7 provides further details.

3.  Analysis of Status of Directors as “Unrelated” - Other than interests and relationships arising from shareholdings of Directors, Messrs. Chris Theodoropoulos, Derek Bullock, Stephen Peck and Len Harris are independent of management of the Registrant and free of any interest which could, or could reasonably be perceived to, interfere with their respective abilities to act with a view to the best interests of the Registrant.

4.  Committee for Nomination and Assessment of Directors - The Board has not yet constituted a Nominating Committee composed exclusively of non-management directors, a majority of whom are unrelated directors, for the purpose of proposing to the full Board new nominees for election as Directors, and for assessing Directors on an on-going basis.  Given the Registrant’s current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard.  Nonetheless, it will continue to monitor its effectiveness on an on-going basis, with a view to fully implementing the TSX guidelines at the appropriate time.  The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant.

5.  Assessment of Effectiveness and Contribution - For the reasons outlined under guideline 4 above, the Board has not yet established a Nominating Committee for assessing, in a separate process, the effectiveness of the Board as a whole, that of committees of the Board, or the contribution of individual Directors.

6.  Orientation and Education Program for the Board - Management ensures that a new appointee to the Board of Directors receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.

7.  Size of the Board of Directors - The Articles of the Registrant presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Registrant (excluding additional directors that may be appointed between annual general meetings).  The Board of Directors is of the view that its present complement of five individuals is appropriate and facilitates effective decision-making.

8.  Directors’ Compensation - Taking into account the Registrant’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.  Item 6.B provides further details concerning directors’ compensation.

9.  Composition of Board Committees - At present, the only Committee established by the Board is the Audit Committee (discussed below).  The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance or Compensation Committee is appropriate having regard to cost and time issues and the shareholder structure of the Registrant and the operating size of the Registrant.

Canarc Resource Corp.

10.  Governance Issues - The Board of Directors affords a high priority to implementation of proper corporate governance practices, and has elected to address these requirements on an on-going basis as a committee of the whole.

11.  Position Descriptions for the Directors and Chief Executive Officer - Having regard to the current stage of development of the Registrant, the Board is of the view that the well-recognized duties and responsibilities of directors of Canadian public companies provide adequate guidance to the Directors at this time.  As a result, specific position descriptions for Directors have been deferred until the Registrant’s development reaches a more advanced stage.  A position description for the President and CEO is in place.  Objectives for the President and for other members of senior management are identified on an annual basis.

12.  Independence of the Board of Directors - The Chairman of the Board is a member of management, as is the norm with companies with similar size.  However, the Directors feel that this is not an impediment to the proper discharges of the directors’ responsibilities.  Furthermore, the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors’ experience is brought to bear when needed by management.  The unrelated Directors believe that their majority on the Board, their knowledge of the Registrant’s business and their independence are sufficient to facilitate the functioning of the Board independently of management.  The unrelated Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

13.  Audit Committee - The Registrant’s Audit Committee is made up of Messrs. Bradford Cooke, Stephen Peck and Chris Theodoropoulos.  A majority of the members of the Audit Committee are not members of management, as required by the British Columbia Company Act RSBC 1996.  The Board is of the view that the proposed composition of the Audit Committee is appropriate having regard to the size of the Registrant.  Audit Committee meetings are held not less than once each year.  Meeting procedures provide for direct communication between the Committee and members of management, and between the Committee and the external auditor.  Management provides confirmation to the Committee on a periodic basis that the appropriate financial control procedures are in place.

14.  Engagement of Outside Advisers - To date, no Director has requested the engagement of an outside adviser at the expense of the Registrant.  If a request of this kind is made, the appropriate arrangements would be implemented.

D.     Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada, and, with respect to its Central and South American activities, from offices in Mexico, Barbados and Suriname.  As of May 31, 2003, the Registrant had a total of one full-time staff based in Vancouver, BC, Canada, and one full-time staff based in Suriname.

Canarc Resource Corp.

E.     Share Ownership

The various tables in Items 6.A and 6.B set forth the common shares held by each senior officer and/or director as well as any options to purchase common shares held, the exercise prices of such options and the expiration dates of such options in the format as required in the home country (Canada) of the Registrant.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 12, 2003 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates
85,500	$0.92	July 4, 1997	July 4, 2007
39,500	$0.65	August 22, 1997	August 22, 2007
750,000	$0.69	October 3, 1997	October 3, 2007
100,000	$0.83	November 10, 1997	November 10, 2007
100,000	$0.65	January 29, 1998	January 29, 2008
354,000	$0.25	April 20, 1999	April 20, 2009
200,000	$0.26	Sept. 30, 1999	Sept. 30, 2009
20,000	$0.34	Mar. 27, 2000	Mar. 27, 2005
750,000	$0.27	June 23, 2000	June 23, 2010
430,000	$0.17	January 16, 2002	January 16, 2007
390,000	$0.34	August 28, 2002	August 28, 2007
20,000	$0.51	February 10, 2003	February 10, 2008
1,410,000	$0.52	June 9, 2003	June 9, 2008
250,000	$0.52	June 12, 2003	June 12, 2008
4,899,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates
3,000,000	$0.20	May 17, 2001	May 17, 2004
505,000	$0.21	April 8, 2002	April 8, 2004
625,000	$0.50	September 10, 2002	September 10, 2004
625,000	$0.63	February 4, 2003	February 4, 2005

Canarc Resource Corp.

Stock Option/Share Incentive Plan

The Registrant’s directors and shareholders have approved a Share Incentive Plan (the “Plan”).  The Plan was approved by the TSX in 1996.  The principal purposes of the Plan are to promote a proprietary interest in the Registrant among its directors and employees; to retain, attract and motivate the qualified managers of the Registrant; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of the Registrant.

Incentives to participate under the Plan may be provided by the granting of share options or share appreciation rights (SAR’s).  The share appreciation right entitles the participant in the Plan to elect, subject to approval by the Board of Directors, in lieu of exercising an outstanding share option, to receive the number of common shares of the Registrant equivalent in value to the difference between his option exercise price and the net existing market price of the Registrant’s common shares multiplied by the number of common shares over which he could otherwise exercise his option.

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  Options may be granted on authorized but unissued common shares up to but not exceeding 6,716,450 common shares of the Registrant under this Plan, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The purchase price per common share for any option granted under the Plan shall not be less than the 5-day average of the high and low trading prices of the Registrant’s shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant;  and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

To the best of the Registrant’s knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly.  There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.

Canarc Resource Corp.

As at June 19, 2003, the only persons or groups known to the Registrant to own more than 5% of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class (2)
Common Shares	CEDE & Co. New York, New York, U.S.A.	24,042,544 (1)	48.81%
Common Shares	CDS & Co. Toronto, Ontario	16,686,970 (1)	33.88%
Common Shares	Prudent Bear Funds Inc.(3) Dallas, Texas, U.S.A.	8,662,000	17.59%
Common Shares	Officers and Directors as a group	750,895	1.5%

*as at June 19, 2003

(1)

Owners of record only. CDS & Co. is a clearing agency through which Canadian brokers and dealers hold their securities. Cede & Co. is a U.S. clearing agency. The Registrant believes that all of these shares are held by the registered holder in a fiduciary, trustee, or nominee capacity, and the identities of the beneficial owners of such shares are not known to the Registrant and, except for named individuals and the officers and directors as a group, the Registrant is not aware of any person or group of persons which beneficially owns more than 10% of the Registrant’s outstanding common shares.

(2)

Based on 49,257,851 shares outstanding as at June 19, 2003. Certain of these shares may be held in “street form” and may be included in the shares registered in the name of CDS & Co. or Cede & Co.

(3)

As at June 19, 2003, Prudent Bear Funds Inc. (“Prudent Bear”) owned 8,662,000 common shares of the Registrant, representing 17.66% of the Registrant at that time.  Prudent Bear has no board nominee and exerts no direct control over any board member.  In August 2002, Prudent Bear participated in the Registrant’s private placement and subscribed to 500,000 units at CAD$0.40 per unit.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant;  each full warrant entitled the holder to purchase one common share at CAD$0.50 for a period of two years.  In February 2003, Prudent Bear announced it had acquired control and direction, through Prudent Bear Fund, of over 8,662,000 common shares and warrants to purchase an additional 250,000 common shares of the Registrant, representing 18.77% of the issued and outstanding shares of the Registrant at that time.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of June 19, 2003 there were 49,257,851 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 467 registered holders of the Registrant’s common shares resident in the United States (70% of all registered holders) holding 30,331,187 common shares.  This number represents approximately 62% of the total issued and outstanding common shares of the Registrant at that date.

Canarc Resource Corp.

B.     Related Party Transactions

The following is a summary of material transactions since January 1, 2001 or proposed material transactions, to which the Registrant and/or of its subsidiaries was or is a party, in which a related party has or will have a direct or indirect material interest.  In each case the transactions were, in the Registrant’s view, completed on terms no less favourable to the Registrant than if they had been entered into with unaffiliated parties.

Compensation to Directors and Senior Officers and Options to Purchase Securities

Item 6 provides further details of compensation paid to, and options granted to and held by, directors and senior officers of the Registrant.

Indebtedness of Directors and Senior Officers

At any time during the Registrant’s last completed financial year, no director, executive officer or senior officer of the Registrant, proposed management nominee for election as a director of the Registrant or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Registrant or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or any of its subsidiaries, other than routine indebtedness and other than as disclosed in the Registrant’s audited financial statements.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2000 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke and Bradley Aelicks (Mr. Aelicks resigned as a director on February 15, 2001) of the Registrant were directors of Rembrandt.   Patricio Varas, a Director of Minera Aztec Silver Corporation (“Aztec Silver”), is also a Director and Officer of Far West Mining Ltd., Aztec Silver’s prior joint venture partner on the Lobo properties in Mexico.  Also, some of the other directors and officers of Canarc Resource Corp are directors, officers or employees of Aztec Silver.  The interests of these companies may differ from time to time.  Item 4.D provides further details.

Canarc Resource Corp.

C.     Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 7. is not required.

ITEM 8.     FINANCIAL INFORMATION SUPPLEMENTAL INFORMATION

A.

  Consolidated Statements and Other Financial Information

(a)

(d

B.

Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2001.

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details.

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required other than the price history information below.

Canarc Resource Corp.

The Registrant’s common shares are traded on The Toronto Stock Exchange in Canada (the “TSX”) under the symbol “CCM".  The following prices are stated in terms of Canadian dollars.

The following tables sets forth the high and low prices and volume of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Canarc Resource Corp.

B.     Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required.

C.     Markets

Since November 2, 1994, the Registrant’s common shares have traded on the TSX.  From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant’s common shares traded on the VSE (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the Toronto Stock Exchange acquired the Canadian Venture Exchange to form the TSX Venture Exchange).  In February 1997, the Registrant was listed for trading on the Frankfurt and Berlin Stock Exchanges and has since voluntarily delisted from those exchanges.  Management of the Registrant is not aware of any trading market for the Registrant’s common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant trades under the symbol CRCUF.

D.     Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.D is not required.

E.     Dilution

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.E is not required.

F.     Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.F is not required.

ITEM 10.     ADDITIONAL INFORMATION

A.     Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.A is not required.

Canarc Resource Corp.

B.     Memorandum and Articles of Association

1.

The Registrant was incorporated under the laws of British Columbia on January 22, 1987 under the name, “Canarc Resource Corp.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.

The Registrant’s Memorandum and Articles do not provide for any specific objects or purposes.

2

Set forth below is a summary of provisions contained in the Registrant’s Articles with respect to:

(a)

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

None.

(b)

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

None.

(c)

Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

None.

(d)

Retirement or non-retirement of directors under an age limit requirement:

The directors are not required to retire upon reaching a specific age.

(e)

Number of shares, if any, required for director’s qualification:

A director is not required to hold any shares of the Registrant.

3.

All common shares of the Registrant rank equally as to dividends, voting powers and participation in assets and in all other respects.  Each share carries one vote per share at meetings of the shareholders of the Registrant.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares.  The shares presently issued are not subject to any calls or assessments.  There is a Shareholders Rights Plan detailed below:

Shareholder Rights Plan:

On October 25, 1995, the shareholders of the Registrant approved a shareholders rights plan (the “Plan”).  The Plan became effective on November 14, 1995.  The Plan is intended to ensure that any entity seeking to acquire control of the Registrant makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.

Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Registrant held.  Each Right entitles the registered holder thereof to purchase from treasury one common share at CAD$25, subject to certain adjustments intended to prevent dilution.  Until the occurrence of certain events the rights will trade with the common shares and be represented by the certificates for the common shares.

Canarc Resource Corp.

The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Registrant in a transaction not approved by the Directors.  On the occurrence of these certain triggering events, the Rights will entitle holders (other than the acquiring person or group) to acquire shares of the Registrant at a 50% discount to the prevailing market price.  The rights will not be triggered, however, by purchasers of common shares of the Registrant made under a “permitted bid”:  A takeover bid made for all shares to all holders of common shares on identical terms which complies with other conditions, including a requirement that it remain open for at least 60 days.  The Rights expire in November 2003.

4.

The rights of holders of common shares may not be modified other than by vote of 3/4 of the common shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with one shareholder (proxy-holder) personally present, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of the Registrant.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the grounds that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders.  That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

(a)

direct or prohibit any act or cancel or vary any transaction or resolution;

(b)

regulate the conduct of  the Registrant’s affairs in the future;

(c)

provide for the purchase of the Common Shares of any member of the Registrant by another member of the Registrant, or by the Registrant;

(d)

in the case of a purchase by the Registrant, reduce  the Registrant’s capital or otherwise;

(e)

appoint a receiver or receiver manager;

(f)

order that the Registrant be wound up;

(g)

authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;

(h)

require the Registrant to produce financial statements;

(i)

order the Registrant to compensate an aggrieved person;  and

(j)

direct rectification of any record of the Registrant.

Where a special resolution to modify the rights of the holders of common shares has been passed, the holders of not less than 10% of the common shares, who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Canarc Resource Corp.

5.

The directors of the Registrant call all annual general meetings and extraordinary general meetings.  Any one or more shareholders holding 10% or more of the Registrant’s shares can requisition a meeting.  In certain circumstances, a shareholders’ meeting can be called by the Supreme Court of British Columbia.

6.

There are no limitations on the rights to own securities.

7.

There are no provisions in the Registrant’s Articles that would have an effect on delaying, deferring or preventing a change of capital.

8.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9.

The law of British Columbia, Canada, relating to Items 2-8 is not significantly different from the law of the United States.

10.

There are no conditions in the Memorandum and Articles governing changes in capital that are more stringent than is required by law.

C.     Material Contracts

For the two years immediately preceding May 3 1, 2003, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party.  For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

D.     Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the common shares of the Registrant.

E.     Taxation

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE INCOME AND OTHER TAX CONSEQUENCES ARISING IN THEIR PARTICULAR CIRCUMSTANCES.  THE FOLLOWING IS A SUMMARY ONLY AND OF A GENERAL NATURE AND IS NOT INTENDED, NOR SHOULD IT BE CONSTRUED, TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR SHAREHOLDER.

Canarc Resource Corp.

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Registrant.  This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (Refer to “Canadian Federal Income Tax Considerations” for material Canadian federal income tax consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Canarc Resource Corp.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (The section, “Foreign Tax Credit”, below provides more details).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below).  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Company’s common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Canarc Resource Corp.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Canarc Resource Corp.

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year was “foreign personal holding company income” (e.g. dividends, interest and similar income), the Company may be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.  The Company does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or Registrants, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income.  U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.  This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

Canarc Resource Corp.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2002 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003.  However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year.  In addition, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

Controlled Foreign Registrant

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Registrants ending with or within such taxable years of United States Shareholders.  Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Canarc Resource Corp.

Certain Canadian Federal Income Tax Considerations

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada.  The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state, or local taxes.

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Registrant for a shareholder of the Registrant who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Registrant as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Registrant is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Registrant had increased by reason of the payment of such dividend.  The Registrant will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Registrant’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Canarc Resource Corp.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Registrant is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  Fifty percent of the capital gains net of losses are included in income.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property ”.  Shares of common stock of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless :

(a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production ;

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada ;  or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

F.     Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.F is not required.

Canarc Resource Corp.

G.     Statement by Experts

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.G is not required.

H.     Documents on Display

Copies of the most recent annual report, consolidated financial statements for the year ended December 31, 2002 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company.  The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

I.     Subsidiary Information

Item 4.C provides further information.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company believes that it does not have any material exposure to interest or commodity risks.  The Company does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Canarc Resource Corp.

ITEM 15.     CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrant’s Chief Executive Officer has concluded that, as of such date the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared.

There were no significant changes in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Registrant’s internal controls requiring corrective actions.

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.     Audit Committee Financial Expert

The Registrant does not currently have a financial expert in its audit committee due to its relatively small size.  In 2002, the Registrant had only one employee and the Registrant relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare its interim unaudited quarterly consolidated financial statements and to provide review engagements thereto.  Also, the Registrant retained the audit services of KPMG LLP chartered accountants to perform the audit on its year-end consolidated financial statements.

Moreover, the audit committee is comprised of seasoned business professionals, whereby one member has over 45 years of experience in the investment business and is a board member of major corporations and another audit committee member is a lawyer and a third member is a professional geologist.

On these bases, the Registrant believes that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

B.     Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size, whereby the Registrant had only one employee in 2002 in which that employee is the President and a Director of the Registrant.

Directors, including the director/employee of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant.  Also, the Board is comprised of one director who is an actively practising lawyer and who is available to the management of the Registrant to provide a high standard of due care in the activities of the Registrant and to provide guidance when needed.

Canarc Resource Corp.

C.     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2002 Fiscal Year (CAD$)	2001 Fiscal Year (CAD$)

(a) Audit Fees	$15,000	$17,825

(b) Audit-Related Fees (eg. review of Form 20-F)	$5,000	$6,500

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	$20,450

PART III

 ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Auditors’ report dated March 28, 2003.	62
1.2 Consolidated balance sheets as at December 31, 2002 and 2001 together with the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2002, 2001 and 2000.	63

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

Canarc Resource Corp.

ITEM 19.     EXHIBITS

Exhibits			Page # in Sequential Numbering System
Exhibit #	Date	Description
1	June 20, 2002	Technical Report on New Polaris Mine Site	Attached

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of June 25, 2003.

CANARC RESOURCE CORP.

Per:

/s/

“Bradford J. Cooke”

Bradford J. Cooke, President and Director

Canarc Resource Corp.

CERTIFICATIONS

I, Bradford J. Cooke, certify that:

1.

I have reviewed this annual report on Form 20-F of Canarc Resource Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);  and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls;  and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;  and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED at Vancouver, British Columbia, Canada, as of June 25, 2003.

/s/

“Bradford J. Cooke”

Bradford J. Cooke, President and Director

Canarc Resource Corp.

CERTIFICATIONS

I, Stewart Lockwood, certify that:

1.

I have reviewed this annual report on Form 20-F of Canarc Resource Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”);  and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls;  and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;  and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED at Vancouver, British Columbia, Canada, as of June 25, 2003.

/s/

“Stewart Lockwood”

Stewart Lockwood, Chief Financial Officer and Secretary

Canarc Resource Corp.

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

AUDITORS’ REPORT

To the Board of Directors

Canarc Resource Corp.

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG  LLP   (signed)

Chartered Accountants

Vancouver, Canada

March 28, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the Board of Directors dated March 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

KPMG  LLP   (signed)

Chartered Accountants

Vancouver, Canada

March 28, 2003

CANARC RESOURCE CORP. Consolidated Balance Sheets (expressed in thousands of United States dollars)
	December 31, 2002	December 31, 2001
Assets
Current assets:
Cash and cash equivalents	$215	$70
Marketable securities (note 3)	384	300
Due from related parties (note 7)	27	11
Receivables	26	93
	652	474
Resource properties (note 4)	9,348	16,408
Equipment (note 5)	217	199

	$10,217	$17,081

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$31	$108

Non-controlling interest in subsidiary	128	136

Shareholders’ equity:
Share capital (note 6)
Authorized:
100,000,000 common shares
Issued:
47,159,444 common shares (2001 – 43,834,801)	45,125	44,491
Stock-based compensation (note 6(b))	64	-
Deficit	(35,131)	(27,654)
	10,058	16,837

	$10,217	$17,081

Nature of operations (note 1)
Commitments and contingencies (note 4)
Subsequent events (note 11)

See accompanying notes to consolidated financial statements

Approved by the Directors:

“Bradford J. Cooke”	“Stephen Peck”
Director	Director

CANARC RESOURCE CORP. Consolidated Statements of Operations and Deficit (expressed in thousands of United States dollars, except per share amounts)
	Years ended December 31,
	2002	2001	2000
Revenue:
Investment and other income	$246	$41	$21

Expenses:
General and administrative	249	204	328
Stock-based compensation (note 6(b))	182	-	1
Shareholder relations	26	-	44
Property investigation	23	62	169
Amortization	9	6	8
Travel	5	1	11
Corporate development	2	-	5
Foreign exchange (gain) loss	(3)	7	(3)
Write-down of resource properties	7,220	3,150	245
Write-down of marketable securities	18	7	108
Loss on disposal of equipment	-	258	-
	7,731	3,695	916

Loss before the undernoted	7,485	3,654	895
Non-controlling interest	(8)	6	(124)

Loss for the year	7,477	3,660	771

Deficit, beginning of year	27,654	23,994	23,223

Deficit, end of year	$35,131	$27,654	$23,994

Basic and diluted loss per share	$0.17	$0.09	$0.02

Weighted average number of shares outstanding	45,075,058	42,569,048	40,298,759

See accompanying notes to consolidated financial statements

CANARC RESOURCE CORP. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)
	Years ended December 31,
	2002	2001	2000

Cash provided from (used for):

Operations:
Loss for the year	$(7,477)	$(3,660)	$(771)
Items not involving cash:
Shares issued for expenses	-	-	1
Stock-based compensation	182	-	-
Loss on disposal of equipment	-	258	-
Gain on marketable securities	(238)	(31)	(12)
Write-down of marketable securities	18	7	108
Write-down of resource properties	7,220	3,150	245
Non-controlling interest	(8)	6	(124)
Amortization	9	6	8
Changes in non-cash operating working capital:
Due to/from related parties	(16)	(17)	28
Receivables	67	(57)	37
Accounts payable and accrued liabilities	(64)	(143)	51
	(307)	(481)	(429)

Financing:
Issue of common shares for cash	516	293	210

Investments:
Proceeds from short term investments	307	-	-
Purchase of short-term investments	(463)	(63)	-
Proceeds from disposal of marketable securities	426	44	-
Purchase of marketable securities	(147)	-	-
Resource properties, net of recoveries	(160)	151	138
Proceeds from disposition of equipment	1	28	2
Purchase of equipment	(28)	-	-
	(64)	160	140

Increase (decrease) in cash and cash equivalents	145	(28)	(79)

Cash and cash equivalents, beginning of year	70	98	177

Cash and cash equivalents, end of year	$215	$70	$98

Supplemental disclosure with respect to cash flows (note 10)

See accompanying notes to consolidated financial statements

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

1.

Nature of operations:

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Note 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $35,131,000 at December 31, 2002.  Furthermore, the Company has working capital of $621,000 as at December 31, 2002, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest.  All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which conform in all material respects to those in the United States, except as disclosed in note 12.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.   Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)

Marketable securities:

Marketable securities includes investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

2.

Significant accounting policies (continued):

 (d)

Resource properties:

All costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for resource properties represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

As allowed under the new standard, the Company has elected not to follow the fair value based method of accounting for stock options granted to directors and employees.  No compensation expense is recognized when stock options are granted to directors and employees if the exercise price of the stock options granted is at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, is disclosed as pro-forma information.

Prior to the adoption of the new standard, no compensation expense was recognized for the Company’s stock option plan when the options were granted.  Any consideration paid by employees or directors on exercise of options was credited to share capital.  If an employee or director utilized their share appreciation right instead of their stock option, the quoted market value of the common shares issued was charged as stock-based compensation expense.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

(g)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.

Significant accounting policies (continued):

 (h)

Loss per share:

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share presented is the same as basic loss per share as the exercise of options and warrants would reduce the calculated loss per share.

(i)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency and accounts denominated in currencies other than the United States dollar have been translated as follows:

Ÿ

Revenue and expense items at the rate of exchange in effect on the transaction date;

Ÿ

Non-monetary assets and liabilities at historical exchange rates; and

Ÿ

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded as income or expense in the period in which they occur.

(j)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include recoverability of resource properties, amortization periods for equipment and valuation allowances for future income tax assets.  Actual results could differ from those estimates.

(k)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is set out in note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

3.

Marketable securities:

	2002	2001

Investment in shares of companies, at cost	$ 526	$ 725
Cumulative write-downs	(361)	(488)
	165	237
Short-term investments	219	63

	$ 384	$ 300

The quoted market value of shares of companies is approximately $284,000 (2001: $328,000) at December 31, 2002 and the fair value of short-term investments approximated their carrying amount.  Included in investment in shares of companies is shares of Skinny Technologies Inc. (“Skinny”), formerly Consolidated Magna Ventures Ltd., a company with certain common directors at the time of receipt of the shares (note 7).  At December 31, 2002, these shares had a cost of $166,000 (2001:  $324,000), a carrying value of $13,000 (2001:  $49,000) and a quoted market value of approximately $13,000 (2001:  $114,000).  During 2002, the Company transferred 100,000 shares of Skinny that it held to a related party in settlement of Cdn$20,000 of the amounts due to the related party (2001: 720,000 shares in settlement of Cdn$72,000).

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

3.

Marketable securities (continued):

Also included in investment in shares of companies is shares of Endeavour Gold Corp., a company which has a director and an officer in common with the Company.  At December 31, 2002, these shares had a cost of $250,000 (2001:  $224,000), a carrying value of $42,000 (2001:  $11,000) and a quoted market value of approximately $95,000 (2001:  $11,000).

4.

Resource properties:

	December 31, 2002			December 31, 2001
	Acquisition costs	Exploration/ development	Total	Acquisition costs	Exploration/ development	Total

British Columbia:
New Polaris (note 4(a)(i)):	$ 3,605	$ -	$ 3,605	$ 3,605	$ 5,469	$ 9,074
Eskay Creek (note 4(a)(ii)):	188	14	202	188	14	202

Costa Rica:
Bellavista (note 4(b)):	90	-	90	90	-	90

Suriname:
Sara Kreek (note 4(c)(i))	1,567	1,717	3,284	1,567	3,434	5,001
Benzdorp (note 4(c)(ii))	166	1,987	2,153	151	1,876	2,027

Mexico:
Clara (note 4(d)(i))	-	14	14	-	14	14

	$ 5,616	$ 3,732	$ 9,348	$ 5,601	$ 10,807	$ 16,408

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management’s estimate of the property’s recoverable value.  Due to the continued depressed gold markets, early in fiscal 2002, the Company wrote-down the property by an additional $5,486,286.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corp. (formerly Homestake Canada Inc.).  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica.  A property agreement giving Wheaton River Minerals Ltd. (“Wheaton”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

4.

Resource properties (continued):

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management’s estimate of the property’s recoverable value.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four year period.

In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $150,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2006.  The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest once the property owner is able to incorporate a company in Suriname to transfer the Benzdorp concessions into, on behalf of the Company and the property owner.

(d)

Mexico:

(i)

Clara:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company’s 63% owned subsidiary, Minera Aztec Silver Corporation (“Aztec”) was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period.  If Aztec is not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period.  The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000.  Completion of this Letter of Intent is subject to a due diligence review and the signing of a formal agreement.

(ii)

Lobo properties:

The Company held a 100% interest in the Lobo Properties, Mexico.  As of December 31, 2000, the Company ceased further exploration activity on the properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $195,251.  During fiscal 2002, the Company paid $16,592 of additional costs, net of recoveries, in connection with these properties.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

4.

Resource properties  (continued):

(d)

Mexico (continued):

(iii)

Nopalera properties:

In August 1999, the Company entered into an option agreement to earn up to a 60% interest in three mineral claims located in the State of Chihuahua, Mexico.  In October 2000, the Company terminated the option and wrote-off acquisition and exploration costs in the aggregate of $49,808.

(e)

Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia, Suriname and Mexico, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance Royalty Payments	Expenditure Commitment	Shares

Benzdorp (Note 4(c)(ii))
2003 (i)	$45	$-	-
2004	75	-	-
2005	75	1,000	-
2006	75	2,000	-

Sara Kreek (Note 4(c)(i))
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i))
Net profit interest buyout	-	-	150,000

Clara (Note 4(d)(i)) 2003	-	50	50,000 (ii)
2004	-	100	50,000 (ii)
2005	-	150	100,000 (ii)
2006	-	200	300,000 (ii)

	$270	$3,500	850,000

(i)

The timing of these option/advance royalty payments is dependent upon the owner transferring the exploration rights to the Benzdorp property to the corporate entity contemplated under the agreement.  Should this transfer not occur in 2003, these payments and the expenditure commitment, will each be extended by one year.

(ii)

Shares of the Company’s subsidiary, Minera Aztec Silver Corporation, to be issued.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon. These amounts do not include future cash payments payable to the Company and related exploration expenditures on properties optioned to third parties.

(f)

Resource properties contingencies:

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

5.

Equipment:

	December 31, 2002			December 31, 2001
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Mining equipment	$ 157	$ -	$ 157	$ 142	$ -	$ 142
Vehicles	15	-	15	15	-	15
Office furniture and
equipment	158	113	45	146	104	42
	$ 330	$ 113	$ 217	$ 303	$ 104	$ 199

6.

Share capital:

(a)

Issued:

Number of shares	Amount
Balance at December 31, 1999	39,782,448	$ 43,987
For cash:
Private placement	1,050,000	210
On exercise of share appreciation rights	2,353	1

Balance at December 31, 2000	40,834,801	44,198
For cash:
Private placement	3,000,000	293

Balance at December 31, 2001	43,834,801	44,491
For cash:
Private placements	2,400,000	433
Exercise of warrants	375,000	83
On exercise of share appreciation rights	549,643	118

Balance at December 31, 2002	47,159,444	$ 45,125

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7,126,450 common shares.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.   Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  There were no share appreciation rights outstanding at December 31, 2002.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6.

Share capital (continued):

(b)

Stock option plan  (continued):

The continuity of stock options for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001	2000
	Number of shares	Weighted average exercise price (Cdn)	Number of shares	Weighted average exercise price (Cdn)	Number of shares	Weighted average exercise price (Cdn)
Outstanding, beginning of year	2,549,000	$0.45	4,258,500	$0.46	3,526,000	$0.51
Granted	1,900,000	0.21	-	-	770,000	0.27
Exercised	-	-	-	-	-	-
Expired/cancelled	(820,000)	0.17	(1,709,500)	0.49	(37,500)	0.36

Outstanding, end of year	3,629,000	$0.39	2,549,000	$0.45	4,258,500	$0.46

Exercise price range (Cdn)	$0.17 - $0.92		$0.25-$0.92		$0.25-$0.92

At December 31, 2002, all of the options outstanding are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 5.6 years.

During the year ended December 31, 2002 the Company granted stock options to non-employees to acquire up to an aggregate of 480,000 common shares at exercise prices ranging from Cdn$0.17 to Cdn $0.34 per share and to directors and employees to acquire up to an aggregate of 1,420,000 common shares at an exercise price of $0.17 per share.

In addition to the quoted market value of the shares issued on exercise of share appreciation rights, pursuant to the new CICA standard of accounting for stock-based compensation (note 2(f)), the fair value of stock options granted to non-employees, in the amount of $63,957, has been recorded as stock-based compensation expense in 2002.  Compensation expense for stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information.

The pro forma effect on loss and loss per share for the year ended December 31, 2002, had the Company accounted for stock options granted to directors and employees using the fair value based method, is as follows:

Loss for the year
Reported	$(7,477)
Stock-based compensation to directors and employees	(103)

Pro forma	$(7,580)

Basic and diluted loss per share
Reported	$(0.17)
Pro forma	$(0.17)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6.

Share capital (continued):

(b)

Stock option plan  (continued):

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4.55%
Expected dividend yield	-
Expected stock price volatility	92%
Expected option life in years	4

 (c)

Warrants:

At December 31, 2002, the Company had outstanding warrants to purchase an aggregate 4,705,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Expired	Outstanding at December 31, 2002

$ 0.35	June 16, 2002	525,000	-	(375,000)	(150,000)	-

$ 0.18/	May 17, 2003/
$ 0.20	May 17, 2004	3,000,000	-	-	-	3,000,000

$ 0.21	April 8, 2004	-	1,080,000	-	-	1,080,000

$ 0.50	September 10, 2004	-	625,000	-	-	625,000

		3,525,000	1,705,000	(375,000)	(150,000)	4,705,000

At December 31, 2001 the Company had outstanding warrants to purchase an aggregate 3,525,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Issued	Exercised	Expired	Outstanding at December 31, 2001

$ 0.35	June 16, 2002	525,000	-	-	-	525,000

$ 0.18/	May 17, 2003/
$ 0.20	May 17, 2004	-	3,000,000	-	-	3,000,000

		525,000	3,000,000	-	-	3,525,000

Each warrant entitles the holder to purchase one common share of the Company.

(d)

Shares reserved for issuance:

Number of shares
Outstanding, December 31, 2002	47,159,444
Property agreements (note 4(e))	350,000
Stock options (note 6(b))	3,629,000
Warrants (note 6(c))	4,705,000
Fully diluted, December 31, 2002	55,843,444

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6.

Share capital (continued):

(e)

Shareholder rights plan:

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the “Plan”).  The Plan became effective on November 14, 1995.

The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximise value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof to purchase from treasury one common share at Cdn$25, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire in November 2003.

7.

Related party transactions:

At December 31, 2002 and 2001, amounts due from related parties comprise balances owing from companies with certain common directors.  The amounts were for reimbursement of costs in the normal course of business.  During 2000, the Company received 1,553,960 common shares of Skinny, one of the companies with certain common directors at that time, in settlement of Cdn$233,094 of their debts to the Company.  During 2000, the Company also received loans from Skinny in the aggregate of Cdn$25,000 to assist in funding the Company’s operations.  At December 31, 2002, the Company had a balance due from Skinny of Cdn$7,680 (2001:  Cdn$9,220).

General and administrative costs during 2002 include Cdn$120,000 (2001: Cdn$90,660; 2000: Cdn$11,000) of consulting fees charged by a company controlled by a director of the Company, Cdn$45,742 (2001: Cdn$9,758; 2000:  Cdn$nil) of legal fees charged by a law firm in which an officer of the Company is an employee and Cdn$nil (2001: Cdn$17,937; 2000:  nil) of legal and consulting fees charged by directors of the Company.

8 .

Segment disclosures:

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $74,000 (2001 - $60,000) of mining equipment and vehicles which are located in Suriname.

9.

Income taxes:

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2002	2001	2000
	39.62%	44.62%	45.62%
Income tax benefit computed at Canadian statutory rates	$ 2,962	$ 1,630	$ 351
Foreign tax rates different from statutory rate	(28)	(19)	(30)
Temporary differences not recognized in year	(2,840)	(1,523)	(121)
Unrecognized tax losses	(94)	(88)	(200)

	$ -	$ -	$ -

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

9.

Income taxes:  (continued)

The significant components of the Company’s future income tax assets as at December 31, 2002 and 2001 are as follows:

	2002	2001

Future income tax assets
Non-capital losses carried forward	$ 1,464	$ 2,068
Capital losses carried forward	22	22
Resource properties	4,012	4,953
Capital assets	3,719	1,301
	9,217	8,344
Valuation allowance	(9,217)	(8,344)

Future income tax assets, net	$ -	$ -

At December 31, 2002, the Company has non-capital losses for Canadian tax purposes of approximately $4,109,000 which expire on various dates to 2009, and Canadian capital losses of approximately $122,000 which are without expiry.  In addition, the Company has operating losses in Suriname of approximately $7 million and operating losses in Mexico of approximately $400,000, which may be carried forward and used to reduce certain taxable income in future years.  The foreign losses expire at various dates prior to 2015.

10.

Supplemental disclosure with respect to cash flows:

2002	2001	2000

Significant non-cash financing and investing activities:

Marketable securities received for related party debt	$ -	$ -	$ 156
Marketable securities received for resource property	-	177	39
Resource property expenditures paid with marketable securities	-	-	14
Settlement of accounts payable with marketable securities	13	98	-
Shares issued on exercise of share appreciation rights	118	-	1

Supplemental cash flow information:

Income taxes paid	$ -	$ -	$ -
Interest paid	-	-	4

11.

Subsequent events:

Subsequent to December 31, 2002, the Company closed a private placement for the issue of 1,250,000 units at Cdn$0.52 per unit for proceeds of Cdn$650,000.  Each unit is comprised of one common share and one half warrant with each whole warrant exercisable to acquire one additional common share at Cdn$0.63 per share for a two year period.

The Company has also issued a total of 575,000 common shares pursuant to the exercise of warrants for proceeds of Cdn$120,750 and issued an additional 52,830 common shares to a director pursuant to the exercise of share appreciation rights.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

12.

Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following:

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains (2002: $120,312; 2001:  $91,719;  2000:  $nil) being recorded in operations.

Under U.S. GAAP, stock-based compensation is accounted for on a fair value methodology, although for stock-based compensation to directors and employees, the effects may be disclosed in the notes to the financial statements rather than in the statement of operations. This method is comparable to the Canadian standard adopted in 2002.  However, as a result of the Canadian standard not requiring retroactive application, details of the fair value of options granted and vested in 2001 and 2000 would be required to be disclosed for U.S. presentation purposes.  As there were no options granted to non-employees during the years ended December 31, 2001 and 2000, this difference has no effect on the Company’s financial statements.

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset,  an impairment loss is recognized.  SEC staff have indicated that their interpretation of U.S. GAAP requires resource property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Company has expensed all resource property exploration costs for U.S. GAAP purposes.

For CAD GAAP, cash flows relating to resource property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

The effect of the differences between CAD GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

	December 31,	December 31,
	2002	2001

Assets under Canadian GAAP	$ 10,217	$ 17,081

Adjustments to reconcile to U.S. GAAP
Adjustment for marketable securities	120	92
Adjustment for resource property exploration costs	(3,732)	(10,807)

Assets under U.S. GAAP	$ 6,605	$ 6,366

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

12.

Differences between Canadian and United States generally accepted accounting principles (continued):

	December 31,	December 31,
	2002	2001

Shareholders’ equity, under Canadian GAAP	$ 10,058	$ 16,837
Adjustments to reconcile to U.S. GAAP
Adjustment for marketable securities	120	92
Adjustment for resource property exploration costs	(3,732)	(10,807)

Shareholders’ equity, under U.S. GAAP	$ 6,446	$ 6,122

	Years ended December 31,
	2002	2001	2000

Loss for the year, under Canadian GAAP	$ (7,477)	$ (3,660)	$ (771)
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	28	92	-
Resource property exploration costs incurred in the year	(145)	(25)	(91)
Deferred exploration costs included in write-down of resource properties	7,220	3,149	85

Loss for the year, under U.S. GAAP	$ (374)	$ (444)	$ (777)

Basic and diluted loss per share, under U.S. GAAP	$ (0.01)	$ (0.01)	$ (0.02)

	Years ended December 31,
	2002	2001	2000

Cash used for operating activities, under Canadian GAAP	$ (307)	$ (481)	$ (429)
Adjustment for resource property exploration costs	(145)	(25)	(91)

Cash used for operating activities, under U.S. GAAP	$ (452)	$ (506)	$ (520)

	Years ended December 31,
	2002	2001	2000

Cash provided from (used for) investing activities, under Canadian GAAP	$ (64)	$ 158	$ 140
Adjustment for resource property exploration costs	145	25	91

Cash provided from investing activities, under U.S. GAAP	$ 81	$ 183	$ 231