Form 20-F/A
period 2002-12-31
CANARC RESOURCE CORP
filed 2003-07-02
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

Canarc Resource Corp.

ITEM 19.     EXHIBITS

Exhibits			Page # in Sequential Numbering System
Exhibit #	Date	Description
1	June 20, 2002	Technical Report on New Polaris Mine Site	Attached
12.1	June 25, 2003	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	Included
12.2	June 25, 2003	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Stewart Lockwood)	Included

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

EXHIBIT 12.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Bradford Cooke, President and Chief Executive Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Canarc for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

Vancouver, Canada

by:    /s/Bradford Cooke

June 25, 2003

Bradford Cooke

President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.2

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Stewart L. Lockwood, Chief Financial Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Canarc for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

Vancouver, Canada

by:    /s/Stewart L. Lockwood

June 25, 2003

Stewart Lockwood

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.