Form 20-F
period 2003-12-31
CANARC RESOURCE CORP
filed 2004-06-30
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ]

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

OR

[X]

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934,

For the fiscal year ended December 31, 2003

OR

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

53,058,448 as at December 31, 2003

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

Item 17 [X]     Item 18 [  ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

5.F Tabular Disclosure of Contractual Obligations.	37
5.G Safe Harbor	37
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
6.A Directors and Senior Management	38
6.B Compensation	39
6.C Board Practices	43
6.D Employees	45
6.E Share Ownership	45
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	47
7.A Major Shareholders.	47
7.B Related Party Transactions	48
7.C Interests of Experts and Counsel.	49
ITEM 8. FINANCIAL INFORMATION	49
8.A Consolidated Statements and Other Financial Information.	49
8.B Significant Changes.	50
ITEM 9. THE OFFER AND LISTING.	50
9.A Offer and Listing Details.	50
9.B Plan of Distribution	51
9.C Markets	51
9.D Selling Shareholders	52

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	62
16.A Audit Committee Financial Expert	62
16.B Code of Ethics	62
16.C Principal Accountant Fees and Services	63
16.D Exemptions from the Listing Standards for Audit Committees	63
16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers	63
PART III
ITEM 17. FINANCIAL STATEMENTS.	64
ITEM 18. FINANCIAL STATEMENTS.	64
ITEM 19. EXHIBITS	64

GLOSSARY OF MINING TERMS

The Registrant is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission.  Under these guidelines, the CIM definitions of proven and probable reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides.  In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

The following is a glossary of some of the terms used in the mining industry and referenced herein:

1933 Act - means the United States Securities Act of 1933, as amended.
adit – a horizontal tunnel in an underground mine driven from a hillside surface.
Ag – silver.
alluvial mining - mining of gold bearing stream gravels using gravity methods to recover the gold, also known as placer mining.
andesite - a volcanic rock of intermediate composition, the extrusive equivalent of diorite.
arsenopyrite – an ore mineral of arsenic, iron, and sulphur, often containing gold.
assay – a precise and accurate analysis of the metal contents in an ore or rock sample.
Au - gold.
auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials.
autoclave – a mineral processing vessel operated at high temperature and pressure in order to oxidize sulfide and carbon compounds, so the contained metals can be leached and concentrated.

Banka drilling - a hand operated drill specifically designed for sampling alluvial deposits. The drill rods (10-12 centimetres in diameter) are forced into the gravel and then the core sample is extracted from the rods.

bio-leach tank – a mineral processing vessel using bacteria at moderate temperature and low pressure to oxidize sulfide and carbon compounds so the contained metals can be leached and concentrated.
Commission - United States Securities and Exchange Commission, or S.E.C.
concentrate – a concentrate of minerals produced by crushing, grinding and processing methods such as gravity or flotation.
contained gold – total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.
Cu – copper.
cut-off grade – deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
diamond drill – a large machine that produces a continuous core sample of the rock or material being drilled.

Canarc Resource Corp.

Form 20-F

diorite – a plutonic rock of intermediate composition, the intrusive equivalent of andesite.
dorė – bullion of gold, with minor silver and copper produced by smelting, prior to refining.
epithermal – used to describe hydrothermal mineral deposits, typically in veins, formed at lower temperatures and pressures within 1 km of the earth surface.
feasibility study – a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.
flotation – a mineral recovery process using soapy compounds to float finely ground metallic minerals into a concentrate.
garimpeiros – a Brazilian term used in South America referring to small scale, artisanal miners and prospectors.
gold deposit - means a mineral deposit mineralised with gold.

gold equivalent - a method of presenting combined gold and silver concentrations or weights for comparison purposes. Commonly involves expressing silver as its proportionate value in gold based on the relative values of the two metals.

gold resource – see mineral resource.
gpt - grams per tonne.
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
lode mining – mining of ore, typically in the form of veins or stockworks.

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

mesothermal – used to describe hydrothermal mineral deposits, typically in veins, formed at higher temperatures and pressures deeper than 1 km of the earth's surface.

Canarc Resource Corp.

Form 20-F

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

mineral resource – a body of mineralized material which has not yet been determined to be ore, and the potential for mining of which has not yet been determined;  categorized as possible, probable and proven, according to the degree of certainty with which their grade and tonnage are known;  sometimes referred to as a "geological resource" or "mineral inventory".

net profit interest or NPI – a royalty based on the net profits generated after recovery of all costs.
net smelter royalty or NSR - a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.
nugget effect – an effect of high variability of gold assays, due to the gold occurring in discreet coarse grains such that their content in any given sample is highly variable.
ore – a naturally occurring rock or material from which economic minerals can be extracted at a profit.
ounce or oz. - a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.
opt – troy ounces per ton.
porknockers - a local term used in Guyana and Suriname to refer to small scale artisanal miners and prospectors.
porphyry – an igneous rock containing coarser crystals in a finer matrix.

probable reserve - the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

professional association, for the purposes of the definition of a Qualified Person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that (a) has been given authority or recognition by statute; (b) admits members primarily on the basis of their academic qualifications and experience; (c) requires compliance with the professional standards of competence and ethics established by the organization; and (d) has disciplinary powers, including the power to suspend or expel a member.

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

pyrite – an ore mineral of iron and sulphur.

Qualified Person means an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.

quartz – a rock-forming mineral of silica and oxygen, often found in veins also.

Canarc Resource Corp.

Form 20-F

raise – a vertical or inclined tunnel in an underground mine driven upwards from below.
ramp – an inclined tunnel in an underground mine driven downwards from surface.
reverse circulation drill – a large machine that produces a continuous chip sample of the rock or material being drilled.
saprolite - a soft, earthy, clay rich and thoroughly decomposed rock with its original textures intact, formed in place by chemical weathering of igneous, sedimentary or metamorphic rocks.
scoping study – a conceptual report assessing the scope, economics and engineering of placing a mineral deposit into commercial production.
shaft – a vertical or inclined tunnel in an underground mine driven downward from surface.
shear – a tabular zone of faulting within which the rocks are crushed and flattened.
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
sulphide – an ore mineral compound linking sulphur with one or more metals.
ton - short ton (2,000 pounds).
tonne - metric tonne (2,204.6 pounds).
trenching – the surface excavation of a linear trench to expose mineralization for sampling.
vein – a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.
winze – an internal shaft in an underground mine.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	1 pound	= 0.4535 kilogram
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Canarc" refer to Canarc Resource Corp. and/or its subsidiaries.  All monetary figures are in terms of United States dollars unless otherwise indicated.

PART I

Canarc Resource Corp.

Form 20-F

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

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the five years ended December 31, 2003 and as of December 31, 200 3 , 2002, 2001, 2000, and 1999 (stated in United States dollars) has been derived from Canarc's audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP" or "CAD GAAP") and reconciled to United States generally accepted accounting principles ("U.S. GAAP").  A reconciliation of certain material variations in the financial information from that which would be provided if the financial statements were prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") is provided in Item 8.A and in Note 12 to the audited Consolidated Financial Statements for the year ended December 31, 2003 included in Item 17.

Canarc Resource Corp.

Form 20-F

(1)     The write-off of resource properties and disposal of investments are not treated as extraordinary items but are unusual items.

(2)     The Registrant has no preferred shares.

Canarc has had no material long-term debt and has paid no cash or share dividends over the last five years.

On June 11, 2004, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.3647.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Canarc Resource Corp.

Form 20-F

Month	Year	High (CAD$)	Low (CAD$)
December	2003	1.3178	1.3077
January	2004	1.3013	1.2913
February	2004	1.3352	1.3241
March	2004	1.3339	1.3236
April	2004	1.3467	1.3370
May	200 4	1. 3829	1. 3733

The following table lists the average exchange rates for $1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year	Rate
1999	1.4857
2000	1.4854
2001	1.5489
2002	1.5703
2003	1.4015

3.B     Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required.

3.C     Reasons for the Offer and Use of Proceeds.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

3.D      Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Registrant's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Registrant's future financial performance.

Exploration and Development Risks

There is no assurance given by the Registrant that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, only two of the Registrant's properties

Canarc Resource Corp.

Form 20-F

have defined ore bodies with reserves and resources, and the proposed exploration programs are an exploratory search for ore.  There is no assurance that the Registrant's mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Registrant has relied and may continue to rely upon consultants and others for construction and operating expertise.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Depending on the price of gold or other minerals produced, the Registrant may determine that it is impractical to commence or continue commercial production.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Registrant's control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Registrant to apply for an exploitation concession.  There can be no guarantee that such a concession will be granted.

Financing Risks

There is no assurance given by the Registrant that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Registrant does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Registrant's properties may therefore depend on the Registrant's joint venture partners and on the Registrant's ability to obtain additional required financing.  There is no assurance the Registrant will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  In addition, the Registrant has no experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in its audited consolidated financial statements for the year ended December 31, 2003, the Registrant has incurred significant operating losses and has an accumulated deficit of $36,007,000 at December 31, 2003.  Furthermore, the Registrant has working capital of $1,824,000 as at December 31, 2003, which is not sufficient to achieve the Registrant's planned business objectives.  The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the

Canarc Resource Corp.

Form 20-F

Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant's liabilities as they become payable.

The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity capital financing, and the attainment of profitable operations, external financings and further share issuance to satisfy working capital and operating needs.  The auditors' report on the December 31, 2003 consolidated financial statements include additional comments for U.S. readers that states that conditions exist that raise substantial doubt about the Registrant's ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Estimates of Mineral Deposits

There is no assurance given by the Registrant that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The presence of clay in the mineralized material may adversely affect the economic recovery of gold from the mining operations planned at properties in Suriname.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.  The mineral resource previously estimated for the New Polaris property does not meet the new requirements of NI 43-101 and should be considered only a useful guideline to the resource potential of the project.

Mineral Prices

There is no assurance given by the Registrant that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Registrant may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption

Canarc Resource Corp.

Form 20-F

patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions including South Africa and the former Soviet Union, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Registrant not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Registrant's properties can be mined at a profit.

Title Matters

There is no assurance given by the Registrant that it owns legal title to its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Registrant's mining concessions may come under dispute.  While the Registrant has diligently investigated title considerations to its mineral properties, in certain circumstances, the Registrant has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Registrant's properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Registrant's properties are located.  To the best of the knowledge of the Registrant, although the Registrant understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga'a Tribal Council (which may encompass the GNC property), no legal actions have been formally served on the Registrant to date asserting such rights with respect to mining properties in which the Registrant has an interest.

Competition

There is no assurance given by the Registrant that it can compete for mineral properties, future financings and technical expertise.

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in North, South and Central America and elsewhere in the world.  As a result of this competition, some of which is with large established mining companies which have greater financial and technical resources than the Registrant, the Registrant may be unable to acquire additional attractive gold mining properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Registrant's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Conflicts of Interest

There is no assurance given by the Registrant that its directors and officers will not have conflicts of interest from time to time.

The Registrant's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies

Canarc Resource Corp.

Form 20-F

may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke is a Director of Endeavour Gold Corp., a company in which the Registrant owns shares.  Bradford Cooke and Bradley Aelicks (a former director) were directors of Rembrandt Gold Mines Ltd. and Consolidated Magna Ventures Ltd. (one of the Registrant's previous joint venture partners in Venezuela).  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Registrant's directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant.  In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

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

Form 20-F

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

As a prior holder of an interest in a U.S. mineral property, the Registrant may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA").  CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment.  CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off-site facility from which a release has occurred or is threatened.  Under CERCLA's strict joint and several liability provisions, the Registrant could potentially be liable for all remedial costs associated with property that it owned or operated regardless of whether the Registrant's activities are the actual cause of the release of hazardous substances.  Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources.  The Registrant's one prior property is located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings).  Releases from such facilities or from any of the Registrant's prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs.  In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Registrant to CERCLA liability.  The Registrant's prior U.S. property is not, to the Registrant's knowledge, currently listed or proposed for listing on the National Priority List and the Registrant is not aware of pending or threatened CERCLA litigation which names the Registrant as a defendant or concerns any of its prior U.S. properties or operations.  The Registrant cannot predict the potential for future CERCLA liability with respect to its prior U.S. property, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its prior property.

To the best of the Registrant's knowledge, the Registrant is operating in compliance with all applicable environmental regulations.

Foreign Countries and Regulatory Requirements

Many of the Registrant's properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Registrant and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Registrant and its joint venture partners to obtain any required production financing for its mineral properties.

Canarc Resource Corp.

Form 20-F

Currency Fluctuation and Foreign Exchange Controls

The Registrant maintains a portion of its funds in U.S. dollar denominated accounts.  The majority of the Registrant's property and related contracts are denominated in U.S. dollars.  Accordingly, the Registrant has taken some steps to reduce its risk to foreign currency fluctuations.  However, the Registrant's operations in countries other than Canada are normally carried out in the currency of that country and make the Registrant subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Registrant to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results.  In addition, the Registrant is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Registrant holds property interests and future impositions of such restrictions could have a materially adverse effect on the Registrant's future profitability or ability to pay dividends.

Third Party Reliance

The Registrant's rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Registrant may have no direct contractual relationship with the underlying property holder.

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

ITEM 4.     INFORMATION ON THE COMPANY

The Registrant is a Canadian mining company and is subject to National Instrument 43-101 ("NI 43-101"), a National Policy adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects.  It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its mineral projects.  In addition to other matters, it sets out strict guidelines for the classification of and use of the terms ‘mineral resource' and ‘mineral reserve' and it requires all technical disclosure to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association.  The full text of NI 43-101 can be found at http://www.bcsc.bc.ca:8080/comdoc.nsf/WebPolicies?OpenView&Start=1&Count=30&Expand=1.4#1.4.  While the Registrant believes that its technical disclosure, when made, was accurate, technical disclosure

Canarc Resource Corp.

Form 20-F

prepared by the Registrant before NI 43-101 came into force in February 2001 has not been updated by the Registrant to be compliant with NI 43-101 other than as specifically disclosed herein.  In addition, the Registrant, where it has provided technical disclosure publicly provided by third parties on mineral properties in which the Registrant has an interest, cannot confirm that such information complies with NI 43-101 and has taken no steps to confirm its accuracy.

4.A     History and Development of the Company

Incorporation and Reporting Status

The Registrant was incorporated under the laws of British Columbia, Canada, on January 22, 1987 under the name, "Canarc Resource Corp.", by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.

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

Introduction

The Registrant is a Canadian resource company engaged in the acquisition, exploration and, if warranted, development of precious metal properties in Canada, Costa Rica and Suriname.  The Registrant owns or holds, directly or indirectly, interests of between 18% to 100% in a total of five precious metal properties, which are known as the New Polaris and GNC properties in British Columbia, Canada, the Bellavista property in Costa Rica, and the Sara Kreek and Benzdorp properties in Suriname.

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs , net of recoveries and write-downs, of $10,489,000 in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2003.  Any information relating to the Registrant's principal capital expenditures and divestitures for the last three fiscal years, to the date of this document or currently in progress, is disclosed in Items 4.B and 4.C.

The Registrant and its management group have previously been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada, U.S.A., Central and South America, Africa and Indonesia.  Starting with grass roots exploration prospects, the organization progressed to more advanced properties.  To date the Registrant has not developed any commercial mineral production or significant revenues from its

Canarc Resource Corp.

Form 20-F

mining properties.  The Registrant plans to continue exploring and developing its properties and, at the appropriate time, seek partners or buyers to purchase, or assist in further development (by way of joint venture or otherwise) of its properties.  The Registrant seeks to source and identify properties with significant potential and to acquire those properties on the basis of an option agreement relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant.  Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore.  Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant's properties.  Item 3.D and 4.B provide further details.

Early Developments

Further information and details regarding Canarc's properties contained herein this section are provided in Items 4.B and 4.D.

Canadian properties

New Polaris

The New Polaris property located in the Atlin Mining Division in British Columbia, Canada, is 100% owned by Canarc, and is subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. ("Rembrandt").

In April 1991, Canarc entered into an agreement to acquire common shares of Suntac Minerals Corporation ("Suntac"), which at that time held an option to acquire a 60% interest in the New Polaris Property, owned by Rembrandt.  In November 1992, Canarc made a share exchange take-over bid for all of the remaining shares of Suntac it did not already own.  Upon the completion of the bid, an arrangement pursuant to the Canada Business Corporations Act ("CBCA") was completed which resulted in Suntac and 2820684 Canada Inc. ("2820684"), a wholly-owned subsidiary of Canarc, amalgamating and becoming a wholly-owned subsidiary of Canarc known as "Golden Angus Mines Ltd." on June 1, 1993 (name changed to "New Polaris Gold Mines Ltd." on April 21, 1997) ("New Polaris").

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

Canarc Resource Corp.

Form 20-F

the securities of Rembrandt owned by Canarc.  The Supreme Court of British Columbia approved the settlement on May 12, 1994 and the transactions pursuant to the settlement were concluded on August 26, 1994.

From September 1994 to December 1997, Canarc invested more than $5 million on exploration programs which consisted of rehabilitating the minesite and expanding the camp;  re-opening and dewatering the mine workings;  diamond drilling in the upper workings totalling 40,000 ft in 71 holes;  chip sampling on the B, AJ, Polaris and 300 levels totalling 800 samples, as well as extensive metallurgical, environmental, engineering and geological work.  In 1997, the gold resource was estimated internally at a $375 gold price to be at 3.9 million tons grading 0.41 opt, or greater than 1.6 million ounces gold contained in a probable, possible and potential geological resource within three principle mineralized shear vein systems.  Subsequently, a revised internal estimate at a $325 gold price reduced the gold resource to 3.6 million tons grading 0.36 opt or approximately 1.3 million oz contained gold.  From 1998 to 2003, the Registrant did not carry out any significant exploration or development activities on the New Polaris property.

Items 4.B and 4 .. D provide further details.

Eskay Creek

Canarc owns a 33 1/3% carried interest in the GNC property, located adjacent to the Eskay Creek gold-silver mine in northwest BC, Canada, pursuant to a joint venture with Barrick Gold Corp. (formerly, Homestake Mining) ("Barrick").  The property is subject to a 2% net smelter return in favour of a related company.

The Eskay Creek mine is one of the highest grade volcanogenic massive sulphide deposits in the world, with ore reserves prior to the commencement of production in 1995 estimated at 1.1 million tonnes grading 65.5 gpt gold, 2,933 gpt silver, 5.6% zinc, 2.9% lead and 0.8% copper.  This represented 2.3 million oz. gold and 102 million oz. silver at a gold equivalent grade of 3.3 oz. per ton.

Over $3 million have been expended by Barrick and its predecessors on the GNC property since 1989.  In 1999, a drilling program intersected the same prospective rock formations on the GNC property as those hosting the Eskay Creek ore body.  Although no significant gold or silver mineralization was found, Barrick concluded that "the area remains prospective" and "further drilling is required".

Items 4.B and 4 .. D provide further details.

Costa Rica

Bellavista

In 1994, Canarc acquired an 18.3% carried interest in the Bellavista property located near San Jose, Costa Rica.  The Registrant's property agreement is with Wheaton River Minerals Inc. ("Wheaton River") which sold the property to Glencairn Gold Corp. ("Glencairn") in 2002.

In 1995, a drilling program had outlined 1.96 million ounces contained in 37.4 million tonnes grading 1.63 grams gold per tonne.  In 1999, a feasibility study was completed which outlined 550,000 oz and concluded that

Canarc Resource Corp.

Form 20-F

an average of 60,000 ounces of gold per year can be produced from proven and probable reserves of 11.2 million tonnes grading 1.54 gpt gold, using open pit, heap leach methods over a 7.3 year mine life.

Items 4.B and 4.D provide further details.

Mexico

Lobo

In early 1998, a subsidiary company of the Canarc, Minera Aztec Silver Corp. ("Aztec Silver"), and a partner acquired by staking a 100% interest in 13 properties in the states of Zacatecas and San Luis Potosi in Mexico, known as the Lobo properties.  The staking was based upon a compilation of geological, geochemical and geophysical data combined with an evaluation of the known deposits in the area.

On March 4, 1998 the Lobo 3 property, totalling 19,600 hectares, in San Luis Potosi State, Mexico, was optioned to Mill City International Inc. ("Mill City").  Under the terms of the option, as amended January 27, 1999, Mill City could earn a 50% interest in Lobo 3 by paying $200,000, issuing 200,000 shares and spending $2,000,000 over a 4 year period.  An additional 100,000 shares are to be issued upon completion of a bankable feasibility study on the project.

In September 1998, Canarc entered into separate agreements on the Lobo 6 and Lobo 8 properties in Zacatecas State, Mexico, with Minerales Noranda S.A. de C.V., a subsidiary of Noranda Minerals Inc. ("Noranda"), whereby Noranda could earn up to a 70% interest in each property over a 6-year period by making a schedule of cash payments, stock investments, and work commitments.

In November 1998, Aztec Silver entered into an agreement on the Lobo 7 property in Zacatecas State, Mexico, with Minerales Noranda S.A. de C.V., a subsidiary of Noranda.  Noranda carried out some preliminary work in the property.

In February 1999 Aztec Silver entered into an agreement on 9 properties (Lobos 4, 9, 10, and 14 to 19) covering 485,949 hectares in central Mexico with Far West Mining Ltd. ("Far West").  The agreement called for Far West to spend $5.5 million on work expenditures, make $500,000 in cash payments and issue 1 million shares to Aztec Silver over a 3 year term to earn a 50% interest in the properties.

During 1999, Aztec Silver and Far West carried out a $1 million exploration program to evaluate the potential on 20% of the nine properties.  The work consisted of 14,500 line kilometers of airborne magnetics and radiometrics and 400 line kilometers of airborne EM and magnetics and drilling.  In late 1999, 1,200 meters of drilling was completed on two targets at Lobo 10.  However, the holes did not reach the potential host rocks to test mineralization because of block faulting.

In 2000, Far West, Noranda and Mill City returned the Lobo properties to Aztec Silver, and the Registrant wrote-off the Lobo properties.

La Nopalera:

Canarc Resource Corp.

Form 20-F

On August 10, 1999, Canarc's subsidiary, Aztec Silver, entered into an agreement with Minera Uruachic S.A. de C.V. to acquire up to a 60% interest in the La Nopalera mineral claim located in Chihuahua State, Mexico.  Under the terms of the agreement, as amended October 8, 1999, Aztec Silver could earn a 60% interest in the La Nopalera claim by paying CAD$55,000, issuing 250,000 of its common shares and carrying out exploration expenditures of CAD$1,000,000 within a 4 year period ending October 15, 2003.  The agreement also included two additional properties, the La Flor Del Trigo and the El Pavo Real mineral claims.

Aztec Silver finalized a prospectus in the Province of British Columbia with an effective date of April 5, 2000.  The 1,700,000 share offering proposed in the Prospectus was to raise approximately CAD$1,450,000 for Aztec Silver.  Part of the proceeds of the offering was to have been spent on the Nopalera Property.  In June 2000, Canaccord Capital Corporation ("Canaccord"), the agent for Aztec Silver, marketed out of the IPO and the offering was not completed.  Canaccord also resigned as Agent for Aztec Silver at the request of Canarc.  Due to the incompletion of the IPO and the lack of funds for future exploration, the property option agreement on the Nopalera properties fell into default and was relinquished in October 2000.

Clara:

In March 2001, Aztec Silver was granted an option to acquire a 100% interest in two mineral claims located in Mexico known as the "Clara" properties in consideration of incurring exploration expenditures on the property of $500,000, issuing 500,000 shares of the Registrant's subsidiary, Aztec Silver, and paying an aggregate of $185,000 to the optionor over a four year period.  The optionor will retain a 2% net smelter return of which 50% may be purchased by Aztec Silver for $1,000,000.  The agreement was subject to a due diligence review and the signing of a formal agreement, which was not consummated.  As a result, the Registrant wrote off the Clara property in 2003.

Items 4.B provides further details.

Suriname

Benzdorp

In April 1996, Canarc entered into an option agreement to earn up to an 80% interest in the property by making cumulative cash payments of $750,000 and incurring property expenditures totalling $5 million over a four year period.

In November 1997 Canarc and Placer Dome (CLA) Limited ("Placer Dome") entered into an agreement whereby Placer Dome could earn up to 60% of Canarc's interest in the Benzdorp property in Suriname.  Consideration included payments of up to $20.3 million and initial expenditures of up to $3.5 million on exploration, including a minimum 3,000 meters of diamond drilling in Year 1, the assumption of Canarc's cash and work obligations to its partner, N.V. Grasshopper Aluminum Company (" Grassalco ”) , a schedule of annual work commitments over 3 years, the completion of a Feasibility Study and arranging Canarc's share of any financing required for the construction of a mine and the commencement of commercial production.

In August 1998, Canarc announced that Placer Dome had elected not to proceed with their option to earn a 60% interest in Canarc's Benzdorp property located in Suriname due to the failure of Grassalco to deliver title for the Benzdorp property to Canarc.  In October 1998, Canarc began its filing for arbitration under the UNCITRAL

Canarc Resource Corp.

Form 20-F

rules in the Hague with its partner, Grassalco, regarding compensation for, and resolution of various Grassalco defaults under the Canarc-Grassalco agreement on the Benzdorp property.  In June 1999 an accord was reached with Grassalco to resolve a dispute regarding the Benzdorp property.  The parties jointly agreed to withdraw their respective arbitration and legal actions and to finalize the discussions needed to complete the articles of incorporation for the Benzdorp joint venture company.

From 1996 to 1999, Canarc had spent over $2 million exploring the property.

Items 4.B and 4.D provide further details.

Sara Kreek

Canarc's only producing mine is the Sara Kreek placer gold mine which is located in the Republic of Suriname.  Canarc owns a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of Canarc's investment) in the surface mineral rights.  The Sara Kreek property was historically the third largest gold producing area in the country, with an estimated historical production of a half million ounces of gold.

From 1993 to 1999, Canarc spent over $5 million exploring the property.  An exploration program implemented in 1997 successfully extended and confirmed high grades over mineable widths in four gold prospect areas.  In May 1999, Canarc conducted a machine trenching program on the Sara Kreek property.  The goal of the program was to seek to establish a high grade, mineable gold ore reserve suitable for a feasibility study and, if positive, commercial production.  Then in June 1999, a bulldozer trenching program from the Sara Kreek property returned positive results.  In view of the results, Canarc proceeded with a feasibility study on the DP vein zone that was completed in August 1999.  The study by Ross Glanville & Associates Ltd. recommended commercial production at an estimated operating cost as low as $62 per oz. gold.

Items 4.B and 4.D provide further details.

Other early developments

In 1993, Canarc turned its attention on South America.  Canarc focused on those countries whose territories include portions of the Guyana Shield, due to the attractive geological environment for gold deposits.  Items 4.B and 4.D provide further details.

From 1993 to 1997, Canarc acquired and explored a number of early stage gold prospects in Venezuela, Guyana and Suriname.  None of those exploration programs resulted in the discovery of any significant mineral deposits and all of those prospects were ultimately relinquished.

4.B     Business Overview

General Development of Business of the Registrant - Past Three Fiscal Years

Canarc Resource Corp.

Form 20-F

Further information and details regarding Canarc's properties are provided in Items 4.A and 4.D.

Canadian properties

New Polaris:

The New Polaris property located in the Atlin Mining Division in British Columbia, Canada, is 100% owned by Canarc, and is subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt.

In the 1990s, Canarc invested over $12 million to delineate a 1.3 million oz gold resource that is still open for expansion.  Due to the continued depressed gold markets, Canarc wrote down the property by $3.2 million in 2001 and $5.5 in early 2002 to reflect management's estimate of the property's recoverable value, based upon CAD GAAP.

The property was dormant from 2000 to 2002.  In early 2003, metallurgical test work on a mini-bulk sample of high grade gold ore increased the gold recoveries.  Previous metallurgical studies recovered up to 90% of the gold in the property's ores into concentrate but new flotation tests indicate that up to 96.7% of the gold can now be recovered into concentrate through standard procedures.

In May 2003, Canarc initiated new engineering and resource studies on the property.  The purpose of this engineering study is to evaluate various mine development alternatives and determine which options are the most economically viable.  The goal of the resource study is to refine the deposit model and produce a new estimate of the reserves and resources that is compliant with NI 43-101.

In the last quarter of fiscal 2003, Canarc completed a 3-hole, 5,121 foot drilling program which was designed to test two deep targets beneath the underground mine workings.

Canarc had previously reported a geological resource totalling 1.3 million oz gold based on extensive past drilling at New Polaris.  However this resource estimate is not compliant with NI 43-101, and new modelling is underway in 2004 to identify a compliant resource suitable for preliminary evaluation for a 65,000 oz/year grade mine.  In 2004, metallurgical testing continues in an effort to optimise gold recoveries in pressure leach and bacterial leach circuits.

Items 4.A and 4.D provide further details.

Eskay Creek:

Canarc has a 33 1/3% carried interest in the GNC property which is adjacent to Eskay Creek in the Skeena Mining Division, British Columbia, Canada, pursuant to a joint venture with Barrick.  The property is subject to a 2% net smelter return.

In January 2003, Canarc was informed that a drill program by Barrick near its GNC property intersected some prospective mineralization within the footwall rock formations that host part of the adjacent high grade Eskay

Canarc Resource Corp.

Form 20-F

Creek mine.  Barrick concluded that "the area remains prospective" and "further drilling is required will be conducted in this area".

In 2003, Barrick, as operator for the GNC property, sampled a high grade gold mineralised zone and found several altered and mineralised zones in Betty Creek Formation volcanic rocks.  Barrick also carried out IP geophysical surveying on the GNC property in the 22 zone area along strike to the south of the Eskay Creek mine.  Several chargeability highs were detected with represent untested anomalies within favourable rocks.  Barrick is considering a follow-up exploration program in these prospect areas for 2004.

Items 4.A and 4.D provide further details.

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

In February 2001, Canarc was granted an option to acquire a 100% interest in four mineral claims located in the Kamloops Mining Division, British Columbia, known as the "Red" properties in consideration of the issue of 100,000 common shares and incurring exploration expenditures in the aggregate of CAD$60,000 on the property over a three year period.  The property is subject to a 2% net smelter return in favour of the optionor.  The option was dropped in August 2001.

Costa Rica properties

Canarc has an 18.3% carried interest in a Bellavista gold property located near San Jose, Costa Rica.  A property agreement provides Glencairn with the right to earn a 81.7% net interest in the property and requires Glencairn to make pre-production payments to Canarc in the amount of $117,750 annually up to and including the year commercial production commences.  From 2000 to 2003, no new exploration or development work was conducted on the property.  Items 4.A and 4.D and Note 4 to the audited consolidated financial statements for the year ended December 31, 2003 provide further details.

Mexican properties

Clara:

In March 2001, Aztec Silver was granted an option to acquire a 100% interest in two mineral claims located in Mexico known as the "Clara" properties in consideration of incurring exploration expenditures on the property of $500,000, issuing 500,000 shares of Canarc's subsidiary, Aztec Silver, and paying an aggregate of $185,000 to the optionor over a four year period.  The optionor will retain a 2% net smelter return of which 50% may be purchased by Aztec Silver for $1,000,000.  In fiscal 2003, Canarc determined not to proceed with the option and wrote off the property.

Canarc Resource Corp.

Form 20-F

Suriname properties

Sara Kreek:

Canarc holds an 80% interest in the shares of Sara Kreek Resource Corporation N.V., the company which holds the Sara Kreek concession.

Due to the lack of exploration activity on the project since 1999, Canarc wrote-down the property in 2002 by $1,717,000 to reflect management's estimate of the property's recoverable value of approximately $3.3 million.

Items 4.A and 4.D provide further details.

Benzdorp:

In April 1996, Canarc entered into an option agreement to earn up to an 80% interest in the property by making cumulative cash payments of $750,000 and incurring property expenditures totalling $5 million over a four year period.  In August 2002, Canarc amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and exploration expenditures were reduced to $3 million to be incurred prior to April 2006.  Canarc has already earned 40% interest in the property, and expects to exercise its right to increase its interest by an additional 40% once the property owner is able to incorporate a company in Suriname to transfer the Benzdorp concessions into, on behalf of Canarc and the property owner.  In February 2004, the final transfer of the Benzdorp property exploration concessions from Grassalco to Canarc's subsidiary, Benzdorp Gold N.V., was completed, when the Articles of Incorporation of Benzdorp Gold N.V. received presidential assent.

The property was dormant from 2000 to mid-2002.

In the last quarter of 2002, an initial bulldozer/excavator trenching program was implemented for the JQA prospect area of the Benzdorp property, and initial results from the trenching identified a broad zone of porphyry-style gold mineralization.  An aggressive trenching and sampling program was implemented in the first quarter of 2003 to follow up on the extensive gold mineralization which was trenched in 2002.

In 2003, Canarc commenced and completed a Phase 1 drilling program involving 38 holes in 5 prospect areas:  JQA, JQW, JQS, Pointu Kreek and Roche Kreek.  The purpose of the Phase 1 drilling program was to test for gold mineralization in saprolite from surface down to bedrock.  The Phase 1 drilling program successfully discovered a large area of low grade, open pittable gold-copper porphyry mineralization in the JQA prospect.

In the first quarter of 2004, Canarc commenced a Phase 2 drilling program involving a total of 20 deep holes in order to estimate an initial mineral resource for the JQA discovery.  The JQA discovery area encompasses an area 600 m by 500 m, and is still open for expansion in several directions as well as depth.

Items 4.A and 4.D provide further details.

Canarc Resource Corp.

Form 20-F

Other developments and matters for the past three fiscal years

For the past three fiscal years ended December 31, 2003, the Registrant closed on the following private placements:

-

private placement for 3,000,000 units at CAD$0.15 per unit closed in June 2001 for gross proceeds of CAD$450,000;  each unit was comprised of one common share and one common share purchase warrant with an exercise price of CAD$0.18 in the first two years and CAD$0.20 in the third year.  The proceeds were added to working capital so as to maintain a positive treasury into 2002;

-

private placement for 1,080,000 units at CAD$0.18 per unit closed in June 2002 for gross proceeds of CAD$194,400;  each unit was comprised of one common share and one common share purchase warrant with an exercise price of CAD$0.21 for a two-year period;

-

private placement for 1,250,000 units at CAD$0.40 per unit closed in October 2002 for gross proceeds of CAD$500,000;  each unit was comprised of one common share and one-half share purchase warrant, with each whole share purchase warrant having an exercise price of CAD$0.50 for a two-year period;

-

private placement for 1,250,000 units at CAD$0.52 per unit closed in March 2003 for gross proceeds of CAD$650,000;  each unit was comprised of one common share and one-half share purchase warrant with each whole share purchase warrant having an exercise price of CAD$0.63 for a two-year period;

-

In November 2003, the Registrant closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500;  each unit was comprised of one flow-through common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.25 until November 13, 2005.  The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000;  each unit was comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.10 until November 13, 2005;  and

-

private placement for 100,000 units at CAD$1.05 per unit closed in December 2003 for gross proceeds of CAD$105,000;  each unit was comprised of one flow-through common share and one-half share purchase warrant with each whole share purchase warrant having an exercise price of CAD$1.25 until December 30, 2005.

No equity financings occurred in the first quarter of fiscal 2004.

In 2001 and 2002, Canarc implemented proactive cost-cutting measures by laying off its geological and administrative staff.  In 2003, Canarc hired new geological and administrative staff in preparation for renewed exploration and development work on its properties.

On June 5, 2001, a new Board of Directors was elected at the Annual General Meeting of the Shareholders held in Vancouver, BC, Canada.  Two new directors were appointed, Leonard Harris and Stephen Peck, joining three incumbents, Derek Bullock, Chris Theodoropoulos and Bradford Cooke.  At Canarc's AGM held in 2002 and 2003,  all existing directors were re-elected for the ensuing year.  Stephen Peck passed away in early 2004.

Canarc Resource Corp.

Form 20-F

From 2002 to 2003, the following stock options were granted:

-

1,500,000 stock options with an exercise price of CAD$0.17 per share and an expiry date of January 16, 2007 were granted in January 2002;

-

400,000 stock options with an exercise price of CAD$0.34 per share and an expiry date of August 28, 2007 were granted in August 2002;

-

20,000 stock options with an exercise price of CAD$0.51 per share and an expiry date of February 10, 2008 were granted in February 2003;

-

1,410,000 stock options with an exercise price of CAD$0.52 per share and an expiry date of June 9, 2008 were granted in June 2003;

-

250,000 stock options with an exercise price of CAD$0.52 per share and an expiry date of June 12, 2008 were granted in June 2003;  and

-

50,000 stock options with an exercise price of CAD$1.05 per share and an expiry date of November 10, 2005 were granted in November 2003.

In February 2004, the Registrant granted further stock options for 600,000 common shares, and such options have an exercise price of CAD$1.00 and an expiry date of February 17, 2009.

4.C      Organizational Structure

The Registrant carries on its business in large part through its subsidiaries.  The Registrant has a number of direct or indirect wholly or majority owned subsidiaries as follows:

New Polaris Gold Mines Ltd. ("New Polaris"), formerly Golden Angus Mines Ltd. (name change effective April 21, 1997), is a corporation formed through the amalgamation of 2820684 Canada Inc. ("2820684"), a former wholly-owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc.

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

Canarc Resource Corp.

Form 20-F

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

Benzdorp Gold NV was incorporated under the laws of Suriname in February 2004 when presidential assent was received.  The Registrant will initially own 40% of the voting shares with the right to acquire an additional 40%.

In addition, the Registrant has rights to acquire interests in certain other corporations which hold, directly or indirectly, mineral rights in Suriname.

4.D     Property, Plants and Equipment

Description Of Property

Property Summary Chart (as of December 31, 2003):

Property Name	Location	Maximum¹ % Interest held (or to be earned)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)
New Polaris²	BC, Canada	100%	$3,605,000	$288,000
GNC/Eskay Creek	BC, Canada	33-1/3%	$188,000	$14,000
Bellavista	Costa Rica	18.3%	$89,000	Nil
Benzdorp	Suriname	80%	$181,000	$2,840,000
Sara Kreek	Suriname	80%	$1,567,000	$1,717,000

¹  subject to any royalties or other interests as disclosed below

²  previously known as "Polaris-Taku"

3  after recoveries and write-downs

NOTE:  All references to U.S.$ unless otherwise noted.  See below for further details on each property.  Refer to Note 12 of the consolidated financial statements as of December 31, 2003, for disclosure of differences between US GAAP and CAD GAAP.

Canarc Resource Corp.

Form 20-F

The following is a more detailed description of some of the more material properties listed above in which the Registrant has an interest.

Material Mineral Project

New Polaris Gold Project, British Columbia, Canada

The Registrant's interest in the New Polaris Gold property is the subject of a report (the "Walton Report"), dated June 19, 2002, prepared by Godfrey Walton, PGeo, of G.J. Walton & Associates Ltd, 5463 Cortez Crescent, North Vancouver, British Columbia, Canada, V7R 4R1, a copy of which has been filed with the applicable Canadian regulatory bodies in June 2002 and which is incorporated herein by this reference.

The following description of the New Polaris Property has been summarized primarily from the Walton Report with some amendments and updates.  Figures referred to are not reproduced in this Form 20-F, and the reader is referred to the full report filed with the regulatory bodies and which is accessible at www.sedar.com.

Introduction:     A small, high grade, underground past producing gold mine, New Polaris has become one of the largest gold deposits in western Canada as a result of Canarc's successful exploration programs.  The mineralisation is wide open along strike and at depth and the mineral resource could easily increase with further drilling.  A new resource estimate is currently being prepared suitable for NI 43-101.  Because of heightened gold prices during 2002 and 2003 coupled with new flotation tests which indicate 96.7% recovery for gold as opposed to a 90% recovery from previous metallurgical studies, new engineering resource and scoping studies were underway for the New Polaris Property in 2003.  The purpose of this engineering study is to evaluate various mine development alternatives and determine which options are the most economically viable.  The goal of the resource study is to refine the deposit model and produce a new estimate of the reserves and resources that is compliant with NI 43-101.

Location and Access:     Northwestern British Columbia, 60 miles south of Atlin, BC, Canada, and 40 miles east of Juneau, Alaska, on the west bank of the Tulsequah River near the BC-Alaska border.  Access is available by small aircraft from Atlin or Juneau but ocean barging of equipment to the mine-site is possible during high tides in the summertime.  Redcorp Ventures Ltd. ("Redcorp") received government approval to build its Tulsequah Chief mine (located only 3 miles away from New Polaris) and a 160 km access road from Atlin.

Description and Ownership:     Sixty-one crown granted mineral claims and one modified grid claim totalling 2,956 acres, 100% owned by Canarc subject to a 15% net profits interest ("NPI") to Rembrandt Gold Mines Ltd, which Canarc can reduce to 10% NPI.

Current Status:     New Polaris is an advanced exploration project, requiring infill drilling to further define proven and probable ore reserves followed by a full feasibility study.

Canarc had previously reported a geological resource totalling 1.3 million oz gold based on extensive past drilling at New Polaris.  However this resource estimate is not compliant with NI 43-101, and a new modelling is underway in 2004 to identify a compliant resource suitable for preliminary evaluation for a 65,000 oz/year grade mine.  In 2004, metallurgical testing continues in an effort to optimise gold recoveries in pressure leach and bacterial leach circuits.

Canarc Resource Corp.

Form 20-F

Recent Work and Results:     The deep drilling program conducted in the fourth quarter of 2003 at the New Polaris property, B.C., successfully intersected new high-grade gold veins at depth.  The 3-hole, 5,121 foot drilling program was designed to test two deep targets beneath the underground mine workings, potential mineralized zones in the footwall of and parallel to the main "C" veins, and down plunge extensions of the "AB" veins.  Hole P03-3 intersected an additional 14 mineralized zones at depth assaying lower grades (0.03 to 0.30oz/ton) over narrower widths (1.5 to 7.0 ft), confirming the presence of multiple additional gold veins down plunge and parallel to the "AB" veins in the mine workings.  These narrower, lower grade intersections are typical of the "AB" veins in between the ore shoots, suggesting that there is good potential to find deep extensions of the known "AB" ore shoots as well as new ore shoots at depth.  The two veins intersected at depth in Hole P03-2 appear to be newly discovered "C" veins deep in the footwall of the main "C" vein system.  These two veins are wide open at depth and have the potential to add significant new resources with further drilling.  Hole P03-1 intersected an ore pillar in the mine but did not hit the new deep footwall veins, possibly due to a fault.

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

Geology:     Mineralization associated with disseminated arsenopyrite, pyrite, and stibnite in quartz-carbonate-fuchsite veins and stockworks, and related carbonatized and sericitized alteration zones.  Zones are developed along principal shear sets adjacent to a major crustal break.  Host rocks are Paleozoic volcanics.  Gold mineralisation is late Cretaceous to early Tertiary in age and of the epithermal or mesothermal shear vein type.  Gold is occluded in finely disseminated arsenopyrite grains that permeate the altered wall rocks and vein stockworks.  Gold mineralisation occurs along three major shear sets:  the AB zones trending northwest/southeast, Y zones trending north/south, and C zones trending east/west.  C zones generally link with the AB and with the Y zones at "junction arcs".  Gold values in stockworks show excellent continuity and uniformity, with very little nugget effect.  Individual zones pinch, swell, and overlap en echelon.  Individual ore blocks range from less than 1,000 tons to more than 100,000 tons in size.  Widths range from 1 to 45 feet in thickness, averaging about 10 feet.

Mineral Resources – Historical:     The previous resource calculations were reviewed to identify the order of magnitude of the "resource".  Although all of the estimations were made prior to NI 43-101 being implemented, the estimations are useful as a guide to the size of the deposit.

An estimate of New Polaris reserves was made prior to closure in 1951, where (i) "reasonably assured" ore was projected 25 feet in the plane of the vein above and below sampled drift sections of mineable grade, and (ii) while "possible" ore was projected an additional 25 feet beyond these confines (Parliament 1949).  These reserves were based solely on underground sampling. The "remaining reserves" at the time of closure were 105,000 tons grading 0.42 ounces of gold per ton including 17% dilution.

Canarc Resource Corp.

Form 20-F

Adtec Mining Consultants (1972) recalculated these "reserves".  These were recalculated to be 148,000 tons of 0.29 oz/ton Au based on similar definitions and existing mine drawings and assay plans.  Adtec Consultants (1983) recalculated the remaining "reserves" within the mine workings and defined these to be in the order of 223,000 tons grading 0.32 oz/ton Au (diluted) based on a 0.15 oz/ton Au cutoff and a minimum mining width of 4 feet.  These reserves were subdivided into 151,000 tons of "assured" and 72,000 tons of "reasonably assured" reserves.

The resources were recalculated by Beacon Hill in 1988 for Suntac Minerals Corporation ("Suntac") using a minimum mining width of 5 feet (instead of 4 feet) with similar results.  Their resource estimate was "limited to those areas where continuous sampling data was available along drifts, raises and stope backs, etc, and where it appears that minimal development work would be required to access the resource".  That calculation showed a total probable and possible resource of 244,420 tons grading 0.33 oz/ton Au with 132,210 tons grading 0.33 oz/ton Au classed as probable and 112,210 tons at 0.32 oz/ton Au classed as possible.  In 1989, Beacon Hill added further probable and possible mining resource from 27 drill holes completed by Suntac.  They estimated that the drilling had increased the resource by 380,000 tons grading 0.39 opt (probable) and 820,000 tons grading 0.39 opt (possible) which, added to their previously calculated resource, brought the overall resource potential up to 1,450,000 tons grading 0.38 opt (diluted) above the lowest worked level of the mine (600 level at elevation – 462 feet Below Sea Level ‘BSL').

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

Giroux was further contracted to provide resource updates throughout 1992, and in February 1995 he recalculated the resources for the deeper drilled portions of the "C" Zone.  The total resources calculated by Giroux were summarized in his updated report prepared in 1995.  His calculations were based on an in-situ estimation with a 0.25 oz/ton Au cut-off.  He did not include any of the North zone drilling.

The Giroux estimate is the most up to date externally prepared mineral inventory estimation, which includes what was left in the mine when it was closed and the new areas identified in drilling up to 1995.  Although these estimations were completed prior to the implementation of NI 43-101 they can conform with the Probable Resource used by Giroux being called an Indicated Resource and the Possible Resource would be an Inferred

Canarc Resource Corp.

Form 20-F

Resource.  This was confirmed by a telephone conversation between the author and Gary Giroux during the preparation of this report.

A new mineral inventory is warranted to add in the additional intersections identified in the geological modelling, the new intersections obtained during the 1996 and 1997 diamond drilling programs.  At this time it would be beneficial for the project to re-classify the resource estimates so that they conform to NI 43-101.

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

In 1997, the Registrant prepared an internal estimate of resources including all drilling results, and concluded that at $375 gold the New Polaris gold deposit contained 3.9 million tons grading 0.41 oz/ton for a total of approximately 1.6 million oz.  This was subsequently updated at $325 gold to 3.6 million tons grading 0.36 opt or about 1.3 million oz. contained gold.  This estimate is not yet compliant with NI 43-101 reporting requirement.

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

Canarc Resource Corp.

Form 20-F

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

Description and Ownership:     Three modified grid claims totalling 930 hectares.  Canarc's 33 1/3% interest is carried whereby Barrick must incur all exploration and development costs to production, subject to repayment of those costs from cash flow.

Current Status:     Early stage exploration.  The project has not been updated to be compliant with NI 43-101.

In 2003, Barrick, as operator for the GNC property, sampled a high grade gold mineralised zone and found several altered and mineralised zones in Betty Creek Formation volcanic rocks.  Barrick also carried out IP geophysical surveying on the GNC property in the 22 zone area along strike to the south of the Eskay Creek mine.  Several chargeability highs were detected with represent untested anomalies within favourable rocks.  Barrick is considering a follow-up exploration program in these prospect areas for 2004.

Mining History:     The Eskay Creek gold-silver deposit was discovered in 1988 and commenced production in 1994.  The ore is so high grade (>3 oz. Gold equivalent per ton) that it is simply mined, crushed and shipped directly to smelters with no milling or concentrating.  Canarc's GNC property partially surrounds Barrick's Eskay Creek mine and has had over $3 million in exploration completed by Barrick.  Several mineral prospects have been drilled and significant potential targets still remain to be drilled.

Geology:     The Eskay Creek ore bodies are strata bound, volcanogenic sulfide deposits that occur within certain favourable rock types, specifically the hanging wall mudstones and the footwall ineralis.  This "Eskay Creek horizon" has been traced across the entire GNC property and several mineralized prospects have been found.  The footwall minerals are typically altered to chlorite and sericite, and the hanging wall mudstones carry

Canarc Resource Corp.

Form 20-F

semi-massive sulfide mineralisation, including pyrite, chalcopyrite, sphalerite, and various silver minerals, encased by pervasive carbonate alteration.

Bellavista Gold Project, Costa Rica

Introduction:     Bellavista is a large, low-grade development-stage epithermal gold deposit.  Glencairn Gold Corp. ("Glencairn"), the operator, has identified a smaller, higher grade, mineable reserve suitable for low cost open pit, heap leach gold production.  Canarc's property agreement is with Wheaton River Minerals Inc. ("Wheaton River") which sold the property to Glencairn in 2002.  Canarc owns an 18.3% carried interest (after payback).

Location and Access:     Costa Rica, 80 km west of San Jose near the town of Miramar, accessible by truck on the Pan American highway and a mine access road.

Description and Ownership:     Several contiguous mineral concessions covering 2,000 hectares in the Central Gold Belt, owned by Glencairn (approximately 65%) and others.  Canarc's 18.3% interest is carried whereby Glencairn must incur all development costs to production, subject to payback from cash flow.

Current Status:     Canarc receives pre-production advance royalty payments totalling $117,750 annually up to and including the year commercial production commences.  The project has not been updated to be compliant with NI 43-101.

In 2003, Glencairn began construction of the $26 million Bellavista gold mine which is expected to be completed by the end of 2004.  In December 2003, Glencairn commenced the $8 million Phase 1 program of road works, earthworks, pads and ponds for this open pit, heap leach gold mine.  The Bellavista gold mine is scheduled to produce 60,000 ounces of gold per year for 7.3 years at projected operating cash costs of $163 per oz.  Total ore reserves currently stand at 555,000 mineable oz contained in 11.2 million tonnes ore grading 1.54 gpt gold.  Glencairn has also launched a 3,000 m exploration drilling program to test several other gold targets on this 9,000 hectare property.  One key prospect area is the strike extension of the old Montezuma vein mine (100,000 oz past production) where a previous operator intersected 12 gpt gold over an 8 m core length in one drill hole.

Mining History:     The Bellavista and Montezuma mines produced small tonnages of gold-silver ore from underground workings at the turn of the century.  In the 1980s, Minera Rayrock acquired a controlling interest and by 1996, had completed significant exploration work, including a feasibility study.  Wheaton River bought out Rayrock's interest in 1997 and completed additional drilling required for a new feasibility study in 1998.  Glencairn bought out Wheaton River's interest in 2002.  A total of more than $30 million has been spent on the property to date.

Geology:     Bellavista is an epithermal gold deposit hosted by volcanic rocks where they are crosscut by a major fault zone.  Gold is associated with quartz-carbonate stockwork zones surrounded by minor quartz-sericite alteration.

Reserves:     Rayrock outlined mineable reserves and resources totaling 1.96 million oz. contained in 37.4 million tonnes grading 1.63 gpt, economic at $400 gold.  Wheaton River identified a smaller proven reserve of 11.2 million tonnes grading 1.54 gpt for 556,000 oz. (436,000 recoverable oz.) suitable for low cost open pit mining and heap leach processing.

Canarc Resource Corp.

Form 20-F

Mining:     As disclosed by Glencairn, if mining is undertaken, all ores will be mined from one open pit, crushed to 80% minus ¼ inch, higher grade ore will be crushed to 80% minus 65 mesh and agglomerated with the lower grade ore prior to stacking on the heap leach pad.  Their metallurgical tests indicate gold recoveries of around 79%.

Production Model:     The base case production model as disclosed by Glencairn calls for 60,000 oz./year for 7.3 years at a mill rate of 5,745 tonnes/day at a strip ratio of 1.32:1.  Capital costs are estimated at $26 million and projected operating costs are $163 per oz.

Sara Kreek Mine, Suriname

Introduction:     Sara Kreek is the largest operating gold mine in the Republic of Suriname, South America.  Production in 2001 was approximately 10,000 oz. gold from the small, open pit placer mine and gravity recovery systems.  A second high grade, open pit lode mine is also ready for development, subject to financing.  The Sara Kreek property produced over 500,000 oz. gold historically and has the potential for additional discoveries in the million oz. plus range.

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

Current Status:     The Sara Kreek Placer mine currently operates at about break even.  In 1999 Canarc completed a feasibility study recommending commercial production from one of the several lode prospects on the property.  Management is now seeking project financing for the new DP lode mine.  The project has not been updated to be compliant with NI 43-101.

Mining History:     Gold production was first recorded from Sara Kreek in the late 1800s, when English and Dutch companies exploited the alluvial deposits.  At their peak, several large dredges were in operation and a 200 km long narrow gauge railway was built from Paramaribo to Sara Kreek, to service the hundreds of families living there.  The gold fields produced over 500,000 oz. gold, then fell dormant for 50 years, until Suriname Wylap Development Corp. modernized the placer mines and operated briefly in the late 1980s.  Canarc acquired its property interests in 1993 and funded the re-commencement of placer gold mining in 1995.  Gold production for 2001 was about 10,000 oz., and the mine operated at around break-even at the then low gold prices.

Recent Work:     Exploration to seek out the underlying lode sources to the placer gold began in earnest in 1994.  In 1999, Canarc had completed 20,000 soil and silt samples, hundreds of deep auger holes, several kms of machine trenching and 28 diamond drill holes at a cost exceeding $4 million.  Canarc also completed a feasibility study on the DP zone that recommends commercial production from a small, high grade, open pit to produce 13,500 oz. at a cash cost of $62 per oz.  No further exploration programs were implemented since 1999, and the property was written down in 2002 to reflect management's estimate of the property's net recoverable value.

Canarc Resource Corp.

Form 20-F

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

Reserves:     DP mine reserves are estimated to be 16,000 oz. gold contained in 65,000 tonnes soft saprolite ore grading 7.5 gpt, still open in 3 directions.  They are not compliant with NI 43-101.  No reserves are estimated for the placer mine but there are several kilometres of known gold-bearing creek gravels that should support many years of placer mining.

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

Production Model:     Base case production for the DP mine is 13,600 oz. over a 9 month period, capital costs estimated at $1.25 million and total operating costs come in at $62 per oz.  Similar positive exploration results were found at the ED, WP and PP prospects, leading management to believe that production will come from several high grade open pits that could eventually coalesce into one large lode gold mining operation with million oz. plus potential.

Canarc Resource Corp.

Form 20-F

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

Benzdorp Property, Suriname

Introduction:     Benzdorp is historically the most prolific gold producing region in the Republic of Suriname with alluvial production exceeding 1 million oz. gold.  Canarc's exploration results confirm the potential for a new gold discovery.

Location and Access:     Southeastern Suriname, 300 km southeast of Parimaribo, the capital city, accessible by charter aircraft to the nearby Tabiki airstrip or by boat up the Marowijne River, then by ATV on the property roads.

Property Description:     Four exploration concessions measuring 42 km x 31 km, totaling 138,000 hectares.  Canarc holds an option to acquire a 100% interest (subject to a 20% NPI or 1½ to 6% NSR) in the subsurface mineral rights from N.V. Grasshopper Aluminium Company ("Grassalco"), the state-owned mining company.

Current Status:     In April 1996, Canarc entered into an option agreement to earn up to an 80% interest in the property by making cumulative cash payments of $750,000 and incurring property expenditures totalling $5 million over a four year period.  In August 2002, Canarc amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and exploration expenditures were reduced to $3 million to be incurred prior to April 2006.  Canarc has already earned 40% interest in the property, and expects to exercise its right to increase its interest by an additional 40%.  In February 2004, the final transfer of the Benzdorp property exploration concessions from Grassalco to Canarc's subsidiary, Benzdorp Gold N.V., was completed, when the Articles of Incorporation of Benzdorp Gold N.V. received presidential assent.

In the first quarter of 2004, Canarc commenced a Phase 2 drilling program involving a total of 20 deep holes in order to estimate an initial mineral resource for the JQA discovery.  The JQA discovery area encompasses an area 600 m by 500 m, and is still open for expansion in several directions as well as depth.

Canarc Resource Corp.

Form 20-F

The project has not been updated to be compliant with NI 43-101.

Mining History:     Gold production was first recorded from Benzdorp in the late 1800s when English and Dutch companies exploited the alluvial deposits.  The Jungle Queen dredge produced over 500,000 oz. alone over a 40-year period.  In more recent times, hundreds of illegal small-scale miners typically produce up to 10,000 oz. gold each year by reprocessing the river gravels.  Canarc acquired its property option in 1996 and since then has spent $2 million on thousands of soil samples, hundreds of deep auger drill holes, and six long bulldozer trenches.

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

Recent Work:     Exploration commenced in 1996 and by 1997 Canarc had completed thousands of soil and salt samples, hundreds of deep auger holes and almost 1 km of machine trenching at a cost of about $2 million.  In the last quarter of 2002, a new bulldozer/excavator trenching program was implemented for the JQA prospect area of the Benzdorp property, and initial results from the trenching confirm the discovery of a broad zone of porphyry-style gold mineralization.

In 2003, the Registrant commenced and completed a Phase 1 drilling program involving 38 holes in 5 prospect areas:  JQA, JQW, JQS, Pointu Kreek and Roche Kreek.  The purpose of the Phase 1 drilling program is to test for gold mineralization in saprolite from surface down to bedrock.  The Phase 1 drilling program successfully discovered a large area of low grade, open pittable gold-copper porphyry mineralization in the JQA prospect.

In the first quarter of 2004, the Registrant commenced a Phase 2 drilling program involving a total of 20 deep holes in order to estimate an initial mineral resource for the JQA discovery.  The JQA discovery area encompasses an area 600 m by 500 m, and is still open for expansion in several directions as well as depth.

Significant Results:     Trench results from 2002 and early 2003 include 0.91 gpt over 142 m, 0.80 gpt over 146 m, 0.90 gpt over 59 m, 2.45 gpt over 17 m, 1.20 gpt over 62 m, 2.68 gpt over 19 m, 44.4 gpt over 2 m and 18.0 gpt over 2 m.  Initial metallurgical tests on saprolite mineralization show that almost 80% of the gold can be recovered using simple gravity and flotation methods and without any crushing or grinding of the sample.  E vidence of a major mineralized, northeast-trending shear structure along Pointu Kreek, which separates JQW from JQA, is provided by two recent 2 m wide chip samples in porknocker pits along the creek bank, that returned 44.4 gpt and 18.0 gpt gold respectively.

In 2003, Canarc drilled 38 holes in 5 prospect areas on the Benzdorp property with a portable Hydracore diamond drill and announced the discovery of gold-copper porphyry-type mineralization in the JQA prospect area.  Twelve holes in the discovery area returned continuous mineralization within a 600 m by 500 m area, averaging 0.6 gpt gold (in saprolite and bedrock) and 0.15% copper (in bedrock only) up to 75 m in depth, open for expansion in several directions as well as at depth.

The Phase 2 drilling program in early 2004 has extended porphyry gold mineralization at the JQA prospect to a depth of 350 m.  Three shallow drill holes and one deep drill hole completed in the first half of 2004 and assays were comparable to the positive results of 2003's Phase 1 drill program.

Canarc Resource Corp.

Form 20-F

Exploration Target:     The exploration target here is a porphyry gold deposit of several hundred million tonnes containing 2 to 20 million oz. gold down to 300 m in depth.  Significantly more exploration is required to determine if this target is possible to locate in the area and if this target does indeed exist.

Plants and Equipment

The Registrant has no other material tangible fixed assets other than the equipment and buildings located on the Registrant's New Polaris Property, as described in Items 4.D, and exploration, drilling and camp equipment and general office equipment in Suriname, and general office equipment at its offices located in Canada and Suriname.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three most recent fiscal periods ended December 31, 2003 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant's financial statements are stated in United States dollars and are prepared in accordance with CAD GAAP.  Reference is made to Note 12 of the consolidated financial statements of the Registrant included herein for discussion of the material differences between CAD GAAP and U.S. GAAP and their effect on the Registrant's financial statements.

Critical Accounting Policies :      For the Registrant's exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Registrant 's future financial success are dependent upon the extent to which it can discover mineralization

Canarc Resource Corp.

Form 20-F

and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.   Many of the key factors are outside of the Registrant's control.   The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant 's control such as the market value of the metals produced.

As the carrying value and amortization of mineral properties and capital assets are , in part, related to the Registrant 's mineral reserves, the estimation of such reserves is significant to the Registrant 's position and results of operations.

In accordance with CAD GAAP, all costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.  The amounts for resource properties as shown in the Registrant's consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.  The following section includes a discussion of the accounting principles for resource properties in accordance with U.S. GAAP.

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

-

Under U.S. GAAP, stock-based compensation is accounted for on a fair value methodology, although for stock-based compensation to directors and employees, the effects may be disclosed in the notes to the financial statements rather than in the statement of operations.  This method is comparable to the Canadian standard adopted in 2002.  However, as a result of the Canadian standard not requiring retroactive application, details of the fair value of options granted or vested in 2001 would be required to be disclosed for U.S. presentation purposes.  As there were no options granted to non-employees during the years ended December 31, 2001, this difference has no effect on the Registrant's financial statements.

Statement of Financial Accounting Standard No. 148 ("SFAS 148") in the U.S. provides for transitional rules for companies who voluntarily adopt the fair value method of accounting for stock-based compensation related to all stock options.  As disclosed in Note 2(f) in the financial statements for the year ended December 31, 2003, the Registrant early-adopted the fair value method of accounting for Canadian GAAP purposes in 2003.  For U.S. GAAP, the Registrant adopted the transitional provisions of SFAS 148, which allows the Registrant to account for the change in accounting policy prospectively for options granted on or after January 1, 2003.  Accordingly, there are no measurement differences that have an effect on the Registrant's 2002 and 2003 financial statements in connection with accounting for stock-based compensation.

-

SEC staff have indicated that their interpretation of U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash

Canarc Resource Corp.

Form 20-F

equivalents.  In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an adjustment to financing activities.

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

Further details are provided in Note 12 of the audited consolidated financial statements for the year ended December 31, 2003.

5. A     Operating Results

For the Registrant's exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Registrant's future financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Registrant's control.  The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant's control such as the market value of the metals produced.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Registrant's mineral reserves, the estimation of such reserves is significant to the Registrant's position and results of operations.

In accordance with CAD GAAP, all costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries and write-downs.

The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant's liabilities as they become payable and for settlement of expenditures.

The Registrant knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Registrant's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Registrant's liquidity are substantially determined by the success or failure of the Registrant's exploration programs and overall market conditions for smaller resource companies.  The Registrant is not aware of any seasonality in the business that have a material

Canarc Resource Corp.

Form 20-F

effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies.  The Registrant is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Fiscal Year 2003 – Year ended December 31, 2003 compared with December 31, 2002

The significantly higher net loss incurred in fiscal 2002 relative to fiscal 2003 was primarily due to the write-downs of $7.2 million for resource properties which was attributable to depressed gold markets.  In fiscal 2002, the New Polaris property was written down by $5.5 million and the Sara Kreek property by $1.7 million.  There were no further write-downs in fiscal 2003, as the average price of gold per ounce increased from $310 in 2002 to $365 in 2003, with the exception of the Clara property which was written off as Canarc decided not to pursue the option on this property.

In most expense categories for fiscal 2003, Canarc incurred higher expenses relative to fiscal 2002 reflecting the addition of staff and other ancillary functions to support the increased corporate and financing and exploration activities of Canarc.  Stock-based compensation expense reflects the granting of options and the exercise of stock appreciation rights.  A foreign exchange gain was realized in fiscal 2003 which reflects the impact of the depreciation of the U.S. dollar given that certain accounts of Canarc are maintained in CAD dollars which would conversely appreciate relative to the U.S. dollar.

In fiscal 2003, Canarc incurred exploration expenditures of approximately $1.16 million whereas nominal amounts were expended in fiscal 2002, due to the overall improvement in gold prices in 2003 which allowed Canarc to raise more equity financings during the 2003 fiscal year.  During the year ended December 31, 2003, Canarc continued with its drilling programs for the Benzdorp property where an additional $868,000 was expended and for the New Polaris property where $288,000 was expended.

Fiscal 2002 - Year ended December 31, 2002 compared with fiscal 2001.

In 2002, Canarc incurred a net loss of $7.5 million, representing a significant increase of 104% relative to the 2001 net loss of $3.7 million.  The main contributing factor to the increase in losses is the 2002 write-down of resource properties of $7.2 million in contrast to 2001 write-downs of $3.2 million, an increase of 129%.  Continued depressed gold markets in early 2002 resulted in the write-down of $5.5 million for the New Polaris property in BC, Canada, which was already written down by $3.2 million in 2001.  Also in 2002, the Sara Kreek property in Suriname was written down by $1.7 million.

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

Canarc Resource Corp.

Form 20-F

Environmental Liabilities

The Registrant's policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it operates have not yet fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of CAD$249,000 have been placed with regulatory agencies in respect to the Registrant's major property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Registrant's resource property interests.

5. B       Liquidity and Capital Resources

The Registrant is in the exploration stage and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Registrant to obtain the necessary financing to complete the development and upon future profitable production.

The Registrant knows of no trends, demands, commitments, events or uncertainties that may result in the Registrant's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Registrant's liquidity are substantially determined by the success or failure of the Registrant's exploration programs and overall market conditions for smaller resource companies.

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

The following table contains selected financial information of Canarc's liquidity:

	December 31,	December 31,
(in $000s)	2003	2002

Cash and cash equivalents	$1,902	$215
Working capital	$1,824	$621

Canarc has significantly more cash and cash equivalents and working capital in 2003 than in 2002.  This was largely attributable to Canarc closing on four private placements in 2003 which raised equity financing of CAD$3,789,500, whereas in 2002 only two private placements were closed to raise financing of CAD$694,400.

In March 2003, Canarc closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000;  each unit is comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$0.63 until February 4, 2005.  In November 2003, Canarc closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500;  each unit is comprised of one flow-through common share and one-half share purchase warrant, with

Canarc Resource Corp.

Form 20-F

each whole warrant exercisable to acquire one common share at CAD$1.25 until November 13, 2005.  The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000;  each unit is comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.10 until November 13, 2005.  In December 2003, Canarc closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000;  each unit is comprised of one flow-through common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.25 until December 30, 2005.  Proceeds from these equity financings are for drilling programs for Canarc's New Polaris and Benzdorp projects and for working capital purposes.

In June 2002, Canarc closed a private placement for 1,080,000 units at CAD$0.18 per unit for gross proceeds of CAD$194,400;  each unit is comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$0.21 until April 8, 2004.  In September 2002, Canarc closed a private placement for 1,250,000 units at CAD$0.40 per unit for gross proceeds of CAD$500,000;  each unit is comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$0.50 until September 10, 2004.

Further financing of $101,000 was provided in 2003 from the exercise of warrants and stock options, compared to $83,000 in 2002 from the exercise of warrants.  Proceeds from the disposition of marketable securities resulted in funds of $588,000 in 2003 which was somewhat lower than the $733,000 in 2002.

In 2002 management elected to take a write-down the New Polaris property by a further $5,486,286 in addition to the 2001 write-down of $3,187,104 to reflect the impairment of this project and value due to the then lack of development activity, continued depressed gold price and capital markets for gold shares, and the reduced values of comparable projects in the junior resource sector.

Canarc's principal sources of funds continue to be the annual $117,750 cash payments from its partner on the Bellavista project in Costa Rica and the raising of capital from time to time by issuance of securities.

For the three months ended March 31, 2004, the Company incurred further expenditures of $283,000 for its drilling program for the Benzdorp property.  In January 2004, the Company received a pre-production payment of $117,750 for its Bellavista property.

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

5. C       Research and Development, Patents and Licenses, etc.

The Registrant does not currently carry out research and development activities.

Canarc Resource Corp.

Form 20-F

5. D       Trend Information

The Registrant currently has no active business operations that would be effected by recent trends in productions, sales, etc.  The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E     Off-Balance Sheet Arrangements

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2003.

Shareholder Rights Plan

On October 25, 1995, the shareholders of the Registrant approved a shareholders rights plan (the "Plan").  The Plan became effective on November 14, 1995.  The Plan is intended to ensure that any entity seeking to acquire control of the Registrant makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Registrant held.  Each Right entitles the registered holder thereof to purchase from treasury one common share at CAD$25, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Registrant.  The Rights expired in November 2003.

Share Appreciation Rights

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

5.F     Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on these properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Costa Rica and Suriname, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows (in thousands of U.S. dollars) as at December 31, 2003:

Canarc Resource Corp.

Form 20-F

	Option/Advance	Expenditure
	Royalty Payments	Commitment	Shares

Benzdorp:
2004	$120	$120	-
2005	75	2,000	-
2006	75	-	-
On commercial production (i)	450	-	-

Sara Kreek:
On commercial production	-	-	200,000

New Polaris:
Net profit interest buyout	-	-	150,000

	$720	$2,120	350,000

(i)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Registrant determines which properties continue to be of merit and abandons those with which it does not intend to proceed.

5.G     Safe Harbor

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

The Registrant's estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrant's current perspective of existing trends and information.  These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, the success of the Registrant's exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in the Registrant's other Securities and Exchange Commission ("SEC") filings.

Therefore, the Registrant wishes to caution each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in the Registrant's filings with the SEC as such factors, in some cases, could affect the ability of the Registrant to implement its business strategy and may cause actual results to differ materially from those

Canarc Resource Corp.

Form 20-F

contemplated by the statements expressed therein.  Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in "Risk Factors" under Item 3.D above.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A     Directors and Senior Management

In accordance with the provisions of the B.C. Business Corporations Act, S.B.C. 2002 the overall control of the business and affairs of the Registrant is vested in its board of directors.  The board of directors of the Registrant currently consists of four members elected by the shareholders of the Registrant at each annual meeting of shareholders of the Registrant.

The directors and senior management of the Registrant as of June 11, 2004 are:

Name, Position and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
COOKE, Bradford James(3) President, Chief Executive Officer and Director, Canada	President and CEO of Canarc Resource Corp.	Since January 22, 1987	400,480 (0.70%)
THEODOROPOULOS, Chris(3) Director, Canada	Barrister & Solicitor, Chairman and Director of Novra Technologies Inc.	Since March 12, 1996	Nil
BULLOCK, Derek Director, Canada	Retired President, Bullock Engineering Corporation, Mining & Mineral Resource Consultants	Since March 12, 1996	5 (0.00%)
HARRIS, Leonard Director, U.S.A.	Retired, Director of Glamis Gold Ltd., Corriente Resources Inc, and Solitario Resources Corp.	Since June 5, 2001	50,000 (0.09%)
LOCKWOOD, Stewart Secretary, Canada	Barrister & Solicitor, Corporate Secretary of Canarc Resource Corp., Director of Skinny Technologies Inc.	N/A	24,174 (0.04%)
YEE, Philip Chief Financial Officer, Canada	Controller for Augusta Group from 1996 to 2003	N/A	Nil

otes:

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Registrant, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Registrant, has been furnished by the respective directors individually.  The percentages shown are relative to all of the 56,983,448 issued common shares of the Registrant as of June 11, 2004.

No director or officer has any family relationship with any other director or officer.  The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant.  Officers hold office at the pleasure of the directors.

Canarc Resource Corp.

Form 20-F

6.B     Compensation

Statement Of Executive Compensation

The Registrant is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid to the Registrant's directors and officers that has been disclosed to the Registrant's shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2003, the aggregate cash compensation incurred by the Registrant to all individuals who were directors in all capacities as a group was CAD$150,000.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2003, 2002 and 2001.  The following table sets forth, for the periods indicated, the compensation of the directors.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS

(in terms of Canadian dollars)

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($)(2) (e)	Securities Under Options/ SARs granted (#)(1) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Bradford J. Cooke Chief Executive Officer and President	2003 2002 2001	120,000 120,000 90,660	30,000 0 0	0 0 0	500,000 500,000 0	0 0 0	0 0 0	0 0 0

(1)

An Incentive Stock Option Plan was created by the Registrant in June 1993 and revised in October 1994, May 1996 and May 1998.  Full-time employees of the Registrant are eligible for stock options and share appreciation rights (SAR's) at the sole discretion of the Board of Directors.  The Registrant does not currently have a pension plan.

The following table (if applicable) sets forth information concerning grants of stock options under the Registrant's Stock Option Plan during the fiscal period ended December 31, 2003 to each of director and officer of the Registrant.  No SARs were outstanding.

Options and Stock Appreciation Rights ("SARs")

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2003:

Canarc Resource Corp.

Form 20-F

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2003 to December 31, 2003

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer, President and Director	June 9, 2003 June 12, 2003	Common shares Common shares	250,000 250,000	$0.52 $0.52	June 9, 2008 June 12, 2008
Chris Theodoropoulos Director	June 9, 2003	Common shares	200,000	$0.52	June 9, 2008
Derek Bullock Director	June 9, 2003	Common shares	200,000	$0.52	June 9, 2008
Leonard Harris Director	June 9, 2003	Common shares	200,000	$0.52	June 9, 2008
Stewart Lockwood Secretary	June 9, 2003	Common shares	100,000	$0.52	June 9, 2008
Philip Yee Chief Financial Officer	June 9, 2003	Common shares	150,000	$0.52	June 9, 2008

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2003 fiscal year, the Registrant issued 436,088 common shares from the exercise of share appreciation rights by directors and officers.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant's executive compensation program is administered by the board of directors (the "Board").

Executive Compensation Program

The Registrant's executive compensation program is based on a pay for performance philosophy.  The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Registrant, thereby enabling the Registrant to compete for and retain executives critical to the Registrant's long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

Compensation for directors and officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer term incentive in the form of stock options.  As an executive officer's level of responsibility increases, a greater percentage of total

Canarc Resource Corp.

Form 20-F

compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Registrant based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

The Registrant's Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO's recommendations for base salaries for the senior executive officers, including the CEO and the Chief Financial Officer, are then submitted for approval by the Board.

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

Other Compensation

For the fiscal period ending December 31, 2003 the Board has an employment agreement with the Registrant's Chief Executive Officer.  The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Registrant.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years' salary.

Canarc Resource Corp.

Form 20-F

Directors' and Officers' Liability Insurance

The Registrant at this time does not carry insurance policies for itself or its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.

Performance Graph

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Registrant's common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 1997 and ending December 31, 2003.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(in term of Canadian dollars)

The graphs assume that the initial value of the investment on the stock exchange in the Registrant's common shares and in the indice was CAD$100 on the initial date.

Compensation of Directors

The Registrant does not compensate its directors in their capacities as such.  Bradford J. Cooke, the President and Chief Executive Officer, receives cash compensation as consideration for his duties as an officer of the Registrant as disclosed in the Summary Compensation Table above.  All other directors of the Registrant received no cash compensation from the Registrant other than reimbursement for out-of-pocket expenses incurred on behalf of the Registrant.

During the fiscal year ended December 31, 2003, the Registrant granted stock options to directors for up to 1,100,000 common shares, which have an exercise price of CAD$0.52 per share, and an expiry date of June 9, 2008 for 850,000 stock options and June 12, 2008 for 250,000 stock options.

Canarc Resource Corp.

Form 20-F

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

6.C     Board Practices

Statement Of Corporate Governance Practices

The Toronto Stock Exchange (the "TSX") requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance in a "Statement of Corporate Governance Practices".  The Registrant's response to each of the TSX guidelines is as follows:

1.  Stewardship of the Registrant - The Board of Directors of the Registrant explicitly assumes responsibility for stewardship of the Registrant, including the ultimate responsibility for the following areas:

(a)

strategic planning,

(b)

risk assessment and risk management,

(c)

communications policies and practices,  and

(d)

the integrity of internal control and management information systems.

Strategic planning is at the forefront of deliberations at meetings of the Board of Directors.  Dedicated strategic planning sessions are also held on a periodic basis in conjunction with regular meetings of Directors.  Management reports regularly to the Board of Directors in relation to the principal risks which could potentially affect the Registrant's business activities.  Management also responds to specific risk-related issues identified by Directors or by management, with the assistance of expert outside advisors when required.  Management is required by the Board to comply with all statutory and regulatory obligations relating to communications with shareholders and the general public.  The Registrant distributes written reports to shareholders each quarter, and maintains a program of regular communications with analysts and other members of the financial community.  Inquiries from shareholders and others are welcomed, and receive a timely response from the appropriate officer or employee of the Registrant.

2.  Composition of the Board of Directors and Relationship to Significant Shareholder(s) - The Registrant has four Directors.  Three of these individuals qualify as unrelated directors, and unrelated Directors thereby constitute a majority of the Board.  Bradford J. Cooke, the President and CEO of the Registrant, is an officer of the Registrant.  In the Board's view, the ratio of unrelated to related Directors, as outlined above, fairly reflects the investment in the Registrant by shareholders.

There is no significant shareholder of the Registrant apart from William Price and from those disclosed in this Form 20-F including those disclosed in Item 7.  As at June 11, 2004, William Price controlled, either directly or indirectly, 6,256,000 common shares of the Registrant, representing 10.98% of the Registrant at that time.  William Price has no board nominee and exerts no direct control over any board member.  Item 7 provides further details.

3.  Analysis of Status of Directors as "Unrelated" - Other than interests and relationships arising from shareholdings of Directors, Messrs. Chris Theodoropoulos, Derek Bullock and Leonard Harris are independent

Canarc Resource Corp.

Form 20-F

of management of the Registrant and free of any interest which could, or could reasonably be perceived to, interfere with their respective abilities to act with a view to the best interests of the Registrant.

4.  Committee for Nomination and Assessment of Directors - The Board has not yet constituted a Nominating Committee composed exclusively of non-management directors, a majority of whom are unrelated directors, for the purpose of proposing to the full Board new nominees for election as Directors, and for assessing Directors on an on-going basis.  Given the Registrant's current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard.  Nonetheless, it will continue to monitor its effectiveness on an on-going basis, with a view to fully implementing the TSX guidelines at the appropriate time.  The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant.

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

7.  Size of the Board of Directors - The Articles of the Registrant presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Registrant (excluding additional directors that may be appointed between annual general meetings).  The Board of Directors is of the view that its present complement of four individuals is appropriate and facilitates effective decision-making.

8.  Directors' Compensation - Taking into account the Registrant's present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.  Item 6.B provides further details concerning directors' compensation.

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

11.  Position Descriptions for the Directors and Chief Executive Officer - Having regard to the current stage of development of the Registrant, the Board is of the view that the well-recognized duties and responsibilities of directors of Canadian public companies provide adequate guidance to the Directors at this time.  As a result,

Canarc Resource Corp.

Form 20-F

specific position descriptions for Directors have been deferred until the Registrant's development reaches a more advanced stage.  A position description for the President and CEO is in place.  Objectives for the President and for other members of senior management are identified on an annual basis.

12.  Independence of the Board of Directors - The Chairman of the Board is a member of management, as is the norm with companies with similar size.  However, the Directors feel that this is not an impediment to the proper discharges of the directors' responsibilities.  Furthermore, the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management.  The unrelated Directors believe that their majority on the Board, their knowledge of the Registrant's business and their independence are sufficient to facilitate the functioning of the Board independently of management.  The unrelated Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

13.  Audit Committee - The Registrant's Audit Committee is made up of Messrs. Bradford Cooke, Chris Theodoropoulos and Leonard Harris.  A majority of the members of the Audit Committee are, as required by s.224 of the B.C. Business Corporations Act, S.B.C. 2002, not officers or employees of the Registrant.  The Board is of the view that the proposed composition of the Audit Committee is appropriate having regard to the size of the Registrant.  Audit Committee meetings are held not less than once each year.  Meeting procedures provide for direct communication between the Committee and members of management, and between the Committee and the external auditor.  Management provides confirmation to the Committee on a periodic basis that the appropriate financial control procedures are in place.

14.  Engagement of Outside Advisers - To date, no Director has requested the engagement of an outside adviser at the expense of the Registrant.  If a request of this kind is made, the appropriate arrangements would be implemented.

6.D     Employees

The Registrant's business is administered principally from its head office in Vancouver, British Columbia, Canada, and, with respect to its Central and South American activities, from offices in Mexico, Barbados and Suriname.  As of May 31, 2004, the Registrant had a staff of seven employees based in Vancouver, BC, Canada, and a staff of two employees based in Suriname.

6.E     Share Ownership

The various tables in Items 6.A and 6.B set forth the common shares held by each senior officer and/or director as well as any options to purchase common shares held, the exercise prices of such options and the expiration dates of such options in the format as required in the home country (Canada) of the Registrant.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 11, 2004 unless otherwise stated, are set forth below:

Canarc Resource Corp.

Form 20-F

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates
85,500	$0.92	July 4, 1997	July 4, 2007
39,500	$0.65	August 22, 1997	August 22, 2007
750,000	$0.69	October 3, 1997	October 3, 2007
100,000	$0.83	November 10, 1997	November 10, 2007
100,000	$0.65	January 29, 1998	January 29, 2008
54,000	$0.25	April 20, 1999	April 20, 2009
200,000	$0.26	September 30, 1999	September 30, 2009
20,000	$0.34	March 27, 2000	March 27, 2005
750,000	$0.27	June 23, 2000	June 23, 2010
430,000	$0.17	January 16, 2002	January 16, 2007
190,000	$0.34	August 28, 2002	August 28, 2007
20,000	$0.51	February 10, 2003	February 10, 2008
1,260,000	$0.52	June 9, 2003	June 9, 2008
250,000	$0.52	June 12, 2003	June 12, 2008
50,000	$1.05	November 10, 2003	November 10, 2005
600,000	$1.00	February 17, 2004	February 17, 2009
4,899,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates
625,000	$0.50	September 10, 2002	September 10, 2004
625,000	$0.63	February 4, 2003	February 4, 2005
133,750	$1.25	November 13, 2003	November 13, 2005
1,540,000	$1.10	November 13, 2003	November 13, 2005
50,000	$1.25	December 30, 2003	December 30, 2005
2,973,750	TOTAL

Stock Option/Share Incentive Plan

The Registrant's directors and shareholders have approved a Share Incentive Plan (the "Plan").  The Plan was approved by the TSX in 1996.  The principal purposes of the Plan are to promote a proprietary interest in the Registrant among its directors and employees; to retain, attract and motivate the qualified managers of the Registrant; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of the Registrant.

Canarc Resource Corp.

Form 20-F

Incentives to participate under the Plan may be provided by the granting of share options or share appreciation rights (SARs).  The share appreciation right entitles the participant in the Plan to elect, subject to approval by the Board of Directors, in lieu of exercising an outstanding share option, to receive the number of common shares of the Registrant equivalent in value to the difference between the option exercise price and the net existing market price of the Registrant's common shares multiplied by the number of common shares over which he could otherwise exercise his option.

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  At December 31, 2003, options may be granted on authorized but unissued common shares up to but not exceeding 6,276,450 common shares of the Registrant under this Plan, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The purchase price per common share for any option granted under the Plan shall not be less than the 5-day average of the high and low trading prices of the Registrant's shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant;  and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A     Major Shareholders

To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly.  There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.

As at June 11, 2004, the only persons or groups known to the Registrant to own more than 5% of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Canarc Resource Corp.

Form 20-F

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class (2)
Common Shares	CEDE & Co. New York, New York, U.S.A.	24,648,663 (1)	43.26%
Common Shares	CDS & Co. Toronto, Ontario	19,642,967 (1)	34.47%
Common Shares	William Price (3) Redwood City, California, U.S.A.	6,256,000	10.98%
Common Shares	Officers and Directors as a group	474,659	0.83%

*as at June 11, 2004

(1)

Owners of record only.  CDS & Co. is a clearing agency through which Canadian brokers and dealers hold their securities.  CEDE & Co. is a U.S. clearing agency.  The Registrant believes that all of these shares are held by the registered holder in a fiduciary, trustee, or nominee capacity, and the identities of the beneficial owners of such shares are not known to the Registrant and, except for named individuals and the officers and directors as a group, the Registrant is not aware of any person or group of persons which beneficially owns more than 5% of the Registrant's outstanding common shares.

(2)

Based on 56,983,448 shares outstanding as at June 11, 2004.  Certain of these shares may be held in "street form" and may be included in the shares registered in the name of CDS & Co. or CEDE & Co.

(3)

As at June 11, 2004, William Price controlled, either directly or indirectly, 6,256,000 common shares of the Registrant, representing 10.98% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,700,000 common shares through The William L Price Charitable Foundation.   William Price has no board nominee and exerts no direct control over any board member.

In August 2002, Prudent Bear participated in the Registrant's private placement and subscribed to 500,000 units at CAD$0.40 per unit.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant;  each full warrant entitled the holder to purchase one common share at CAD$0.50 for a period of two years.  In February 2003, Prudent Bear announced it had acquired control and direction, through Prudent Bear Fund, of over 8,662,000 common shares and warrants to purchase an additional 250,000 common shares of the Registrant, representing 18.77% of the issued and outstanding shares of the Registrant at that time.  As at June 19, 2003, Prudent Bear Funds Inc. ("Prudent Bear") owned 8,662,000 common shares of the Registrant, representing 17.66% of the Registrant at that time.  Prudent Bear had no board nominee and exerted no direct control over any board member.  As at June 11, 2004 and to the best of the Registrant's knowledge, Prudent Bear does not own more than 5%, if any, shares of the Registrant.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of June 11, 2004, there were 56,983,448 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant's registrar and transfer agent, Computershare Trust Company of Canada, of 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 459 registered holders of the Registrant's common shares resident in the United States (71% of all registered holders) holding 35,626,901 common shares.  This number represents approximately 63% of the total issued and outstanding common shares of the Registrant at that date.

7.B     Related Party Transactions

Canarc Resource Corp.

Form 20-F

The following is a summary of material transactions since January 1, 2001 or proposed material transactions, to which the Registrant and/or of its subsidiaries was or is a party, in which a related party has or will have a direct or indirect material interest.  In each case the transactions were, in the Registrant's view, completed on terms no less favourable to the Registrant than if they had been entered into with unaffiliated parties.

Compensation to Directors and Senior Officers and Options to Purchase Securities

Item 6 provides further details of compensation paid to, and options granted to and held by, directors and senior officers of the Registrant.

Indebtedness of Directors and Senior Officers

At any time during the Registrant's last completed financial year, no director, executive officer or senior officer of the Registrant, proposed management nominee for election as a director of the Registrant or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Registrant or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or any of its subsidiaries, other than routine indebtedness and other than as disclosed in the Registrant's audited financial statements.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Registrant's audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2003 (being the commencement of the Registrant's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke and Bradley Aelicks (Mr. Aelicks resigned as a director on February 15, 2001) of the Registrant were directors of Rembrandt .   Patricio Varas, a Director of Minera Aztec Silver Corporation ("Aztec Silver"), is also a Director and Officer of Far West Mining Ltd., Aztec Silver's prior joint venture partner on the Lobo properties in Mexico.  Also, some of the other directors and officers of Canarc Resource Corp are directors, officers or employees of Aztec Silver.  The interests of these companies may differ from time to time.  Item 4.D provides further details.

7.C     Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 7.C is not required.

Canarc Resource Corp.

Form 20-F

ITEM 8.     FINANCIAL INFORMATION

8.A

  Consolidated Statements and Other Financial Information

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)

Consolidated Balance Sheets as of December 31, 2003 and 2002;

(a)

Consolidated Statements of Operations and Deficit for each of the years ended December 31, 2003, 2002, and 2001;

(b)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2003, 2002, and 2001;  and

( d )

Notes to the consolidated financial statements.

The Registrant is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on the Registrant's financial position or profitability, including governmental proceedings pending or known to be contemplated.

Dividend Policy

The Registrant has not, during its last five completed financial years, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings, if any, will be retained to finance further growth and development of the business of the Registrant.  Dividends will, in all probability, only be paid in the event the Registrant successfully brings one of its properties into production.

The Directors of the Registrant may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder.  No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive.  The Registrant may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Registrant or any other corporation or in any one or more such ways as may be authorized by the Registrant or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

Canarc Resource Corp.

Form 20-F

Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Registrant may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Registrant or be invested in such investments as the Directors may from time to time think fit.  The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

No dividend shall bear interest against the Registrant.  Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named in the register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

Notwithstanding anything contained in the Registrant's Articles of Incorporation, the Directors may from time to time capitalize any undistributed surplus on hand of the Registrant and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Registrant as a dividend representing such undistributed surplus on hand or any part thereof.

8.B

Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2002.

ITEM 9.     THE OFFER AND LISTING

9.A     Offer and Listing Details

Canarc Resource Corp.

Form 20-F

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required other than the price history information below.

The Registrant's common shares are traded on The Toronto Stock Exchange in Canada (the "TSX") under the symbol "CCM".  The following prices are stated in terms of Canadian dollars.

The following tables sets forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)
1999	$0.37	$0.17
2000	$0.37	$0.14
2001	$0.19	$0.09
2002	$0.60	$0.11
2003	$1.34	$0.35

Quarter	High (CAD$)	Low (CAD$)
2004
1st Quarter	$1.09	$0.75
2003
4th Quarter	$1.34	$0.82
3rd Quarter	$1.04	$0.47
2nd Quarter	$0.62	$0.35
1st Quarter	$0.74	$0.42
2002
4th Quarter	$0.47	$0.27
3rd Quarter	$0.60	$0.26
2nd Quarter	$0.59	$0.19
1st Quarter	$0.35	$0.11

Month	High (CAD$)	Low (CAD$)
2004
May	$0.99	$0.81
April	$1.10	$0.78
March	$1.06	$0.81
February	$1.09	$0.85
January	$0.95	$0.75
2003

Canarc Resource Corp.

Form 20-F

December	$1.10	$0.82

9.B     Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required.

9.C     Markets

Since November 2, 1994, the Registrant's common shares have traded on the TSX.  From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant's common shares traded on the VSE (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the Toronto Stock Exchange acquired the Canadian Venture Exchange to form the TSX Venture Exchange).  In February 1997, the Registrant was listed for trading on the Frankfurt and Berlin Stock Exchanges and has since voluntarily delisted from those exchanges.  Management of the Registrant is not aware of any trading market for the Registrant's common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant trades under the symbol CRCUF.

9.D     Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.D is not required.

9.E     Dilution

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.E is not required.

9.F     Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.F is not required.

ITEM 10.     ADDITIONAL INFORMATION

10.A     Share Capital

Canarc Resource Corp.

Form 20-F

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.A is not required.

10.B     Memorandum and Articles of Association

1.

The Registrant was incorporated under the laws of British Columbia on January 22, 1987 under the name, "Canarc Resource Corp." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.

The Registrant's Memorandum and Articles do not provide for any specific objects or purposes.

2.

Set forth below is a summary of provisions contained in the Registrant's Articles with respect to:

(a)

Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

None.

(b)

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

None.

(c)

Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

None.

(d)

Retirement or non-retirement of directors under an age limit requirement:

The directors are not required to retire upon reaching a specific age.

(e)

Number of shares, if any, required for director's qualification:

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

Shareholder Rights Plan:

On October 25, 1995, the shareholders of the Registrant approved a shareholders rights plan (the "Plan").  The Plan became effective on November 14, 1995.  The Plan is intended to ensure that any entity seeking to acquire control of the Registrant makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.

Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Registrant held.  Each Right entitles the registered holder thereof to

Canarc Resource Corp.

Form 20-F

purchase from treasury one common share at CAD$25, subject to certain adjustments intended to prevent dilution.  Until the occurrence of certain events the rights will trade with the common shares and be represented by the certificates for the common shares.

The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Registrant in a transaction not approved by the Directors.  On the occurrence of these certain triggering events, the Rights will entitle holders (other than the acquiring person or group) to acquire shares of the Registrant at a 50% discount to the prevailing market price.  The rights will not be triggered, however, by purchasers of common shares of the Registrant made under a "permitted bid":  A takeover bid made for all shares to all holders of common shares on identical terms which complies with other conditions, including a requirement that it remain open for at least 60 days.

The Rights expired in November 2003.

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

(b)

regulate the conduct of  the Registrant's affairs in the future;

(c)

provide for the purchase of the Common Shares of any member of the Registrant by another member of the Registrant, or by the Registrant;

(d)

in the case of a purchase by the Registrant, reduce  the Registrant's capital or otherwise;

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

Canarc Resource Corp.

Form 20-F

There are no restrictions on the purchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

5.

The directors of the Registrant call all annual general meetings and extraordinary general meetings.  Any one or more shareholders holding 10% or more of the Registrant's shares can requisition a meeting.  In certain circumstances, a shareholders' meeting can be called by the Supreme Court of British Columbia.

6.

There are no limitations on the rights to own securities.

7.

There are no provisions in the Registrant's Articles that would have an effect on delaying, deferring or preventing a change of capital.

8.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9.

The law of British Columbia, Canada, relating to Items 2-8 is not significantly different from the law of the United States.

10.

There are no conditions in the Memorandum and Articles governing changes in capital that are more stringent than is required by law.

10.C     Material Contracts

For the two years immediately preceding May 3 1, 2004, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party.  For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

10.D     Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant's common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the common shares of the Registrant.

10.E     Taxation

Canarc Resource Corp.

Form 20-F

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE INCOME AND OTHER TAX CONSEQUENCES ARISING IN THEIR PARTICULAR CIRCUMSTANCES.  THE FOLLOWING IS A SUMMARY ONLY AND OF A GENERAL NATURE AND IS NOT INTENDED, NOR SHOULD IT BE CONSTRUED, TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR SHAREHOLDER.

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Registrant.  This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (Refer to "Canadian Federal Income Tax Considerations" for material Canadian federal income tax consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on

Canarc Resource Corp.

Form 20-F

such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (The section, "Foreign Tax Credit", below provides more details).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below).  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Company's common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial

Canarc Resource Corp.

Form 20-F

services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.  The Company does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

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

Canarc Resource Corp.

Form 20-F

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income.  U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.  This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2003 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2004.  However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year.  In addition, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

Controlled Foreign Registrant

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Registrants ending with or within such taxable years of United States Shareholders.  Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more

Canarc Resource Corp.

Form 20-F

detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

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

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Registrant for a shareholder of the Registrant who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Registrant as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act").   This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Registrant is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation .

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Registrant had increased by reason of the payment of such dividend.  The Registrant will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Registrant 's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

Canarc Resource Corp.

Form 20-F

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Registrant is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  Fifty percent of the capital gains net of losses are included in income.  The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property " .  Shares of common stock of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless :

(a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production ;

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada ;   or

(c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

10.F     Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.F is not required.

Canarc Resource Corp.

Form 20-F

10.G     Statement by Experts

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.G is not required.

10.H     Documents on Display

Copies of the most recent annual report, consolidated financial statements for the year ended December 31, 2003 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company.  The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

10.I     Subsidiary Information

Item 4.C provides further information.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company believes that it does not have any material exposure to interest or commodity risks.  The Company does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt.  Item 3.D provides information concerning risk factors.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Canarc Resource Corp.

Form 20-F

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting

There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Registrant's internal controls requiring corrective actions.

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A     Audit Committee Financial Expert

The Registrant does not currently have a financial expert in its audit committee due to its relatively small size.  In 2002, the Registrant had only one employee and the Registrant relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare its interim unaudited quarterly consolidated financial statements and to provide review engagements thereto.  In 2003, the staff was increased to seven employees including a professional accountant acting as its Comptroller/CFO.

Moreover, the audit committee is comprised of seasoned business professionals, whereby one member is a securities lawyer and another member is a professional geologist;  a previous member who passed away in early 2004 had over 45 years of experience in the investment business and was a board member of major corporations.

On these bases, the Registrant believes that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

Canarc Resource Corp.

Form 20-F

16.B     Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size, whereby the Registrant had only one employee in 2002 in which that employee is the President and a Director of the Registrant, and then increased to seven employees in 2003.

Directors, including the director/employee of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant.  Also, the Board is comprised of one director who is an actively practising lawyer and a corporate secretary who is a securities lawyer, and both of whom are available to the management of the Registrant to provide a high standard of due care in the activities of the Registrant and to provide guidance when needed.

The Registrant expects all directors, officers and employees to abide by the following code of ethics which have been communicated to them:

-

act with honesty and integrity and in an ethical manner resolve any actual or apparent conflicts of interest between personal and professional relationships;

-

ensure that any public filings or announcements, whether they are statutory or regulatory filings or other documents submitted for public disclosure and communication, are accurate, complete, fair, timely and understandable in all material respects, taking into consideration applicable standards and regulations;

-

compliance with applicable laws, rules and regulations;  and

-

prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2003 Fiscal Year (CAD$)	2002 Fiscal Year (CAD$)

(a) Audit Fees	$20,000	$15,000

(b) Audit-Related Fees (eg. review of Form 20-F)	$6,500	$5,000

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

Canarc Resource Corp.

Form 20-F

At an Audit Committee meeting held in May 2004, the Audit Committee preapproved all services to be performed by the auditors including any advisory services that are requested by the Registrant for the 2004 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2004, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Auditors' report dated May 4, 2004.	70
1.2 Consolidated balance sheets as at December 31, 2003 and 2002 together with the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2003, 2002 and 2001.	71

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

ITEM 19.     EXHIBITS

Canarc Resource Corp.

Form 20-F

Exhibits			Page # in Sequential Numbering System
Exhibit #	Date	Description
1	June 20, 2002	Technical Report on New Polaris Mine Site	Previously submitted and filed
12.1	June 29, 2004	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	66
12.2	June 29, 2004	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	67

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of June 29, 2004.

CANARC RESOURCE CORP.

Per:

/s/

"Bradford J. Cooke"

Bradford J. Cooke, President and Director

Canarc Resource Corp.

Form 20-F

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

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation;  and

d.

disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;  and

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;  and

Canarc Resource Corp.

Form 20-F

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATED at Vancouver, British Columbia, Canada, as of June 29, 2004.

/s/

"Bradford J. Cooke"

Bradford J. Cooke, President and Director

CERTIFICATIONS

I, Philip Yee, certify that:

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

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation;  and

d.

disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;  and

Canarc Resource Corp.

Form 20-F

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;  and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATED at Vancouver, British Columbia, Canada, as of June 29, 2004.

/s/

"Philip Yee"

Philip Yee, Chief Financial Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

Canarc Resource Corp.

Form 20-F

AUDITORS' REPORT

To the Board of Directors

Canarc Resource Corp.

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/     KPMG  LLP (signed)

Chartered Accountants

Vancouver, Canada

May 4, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  In additional, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparing of the Company's financial statements, such as the change described in Note 2(f) of the consolidated financial statements. Our report to the Board of Directors dated May 4, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements, and which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/     KPMG  LLP (signed)

Chartered Accountants

Vancouver, Canada

May 4, 2004

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

	December 31,	December 31,
	2003	2002

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,902	$215
Marketable securities (Note 3)	193	384
Accounts receivable and prepaids	36	26
Due from related parties (Note 7)	31	27

	2,162	652
RESOURCE PROPERTIES (Note 4)	10,489	9,348
EQUIPMENT (Note 5)	231	217

	$12,882	$10,217

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$338	$31

NON-CONTROLLING INTEREST IN SUBSIDIARY	121	128

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	47,906	45,125
Contributed surplus (Note 6(b))	524	64
Deficit	(36,007)	(35,131)

	12,423	10,058

	$12,882	$10,217

Approved by the Directors:

/s/

Bradford Cooke

/s/

Chris Theodoropoulos

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

	Years Ended December 31,
	2003	2002	2001

Revenue:
Investment and other income	$162	$246	$41

Expenses:
Stock-based compensation (Note 6(b))	502	182	-
General and administrative	293	249	204
Foreign exchange (gain) loss	(177)	(3)	7
Employee remuneration	150	-	-
Shareholder relations	138	26	-
Travel	68	5	1
Corporate development	31	2	-
Write-down of marketable securities	19	18	7
Write-down of resource properties	14	7,220	3,150
Amortization	7	9	6
Property investigations	-	23	62
Loss on disposal of equipment	-	-	258

	(1,045)	(7,731)	(3,695)

Loss before the undernoted	(883)	(7,485)	(3,654)
Non-controlling interest	7	8	(6)

Loss for the year	(876)	(7,477)	(3,660)

Deficit, beginning of the year	(35,131)	(27,654)	(23,994)

Deficit, end of the year	$(36,007)	$(35,131)	$(27,654)

Basic and diluted loss per share	$(0.02)	$(0.17)	$(0.09)

Weighted average number of shares outstanding	49,332,516	45,075,058	42,569,048

Refer to the accompanying notes to the consolidated financial statements

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

	Years Ended December 31,
	2003	2002	2001

Cash provided from (used for):

Operations:
Loss for the year	$(876)	$(7,477)	$(3,660)
Items not involving cash:
Amortization	7	9	6
Stock-based compensation	502	182	-
Non-controlling interest	(7)	(8)	6
Gain on marketable securities	(144)	(238)	(31)
Unrealized currency translation gain	(55)	-	-
Loss on disposal of equipment	-	-	258
Write-down of marketable securities	19	18	7
Write-down of resource properties	14	7,220	3,150

	(540)	(294)	(264)
Changes in non-cash working capital items:
Accounts receivable and prepaids	(10)	67	(57)
Due to/from related parties	(4)	(16)	(17)
Accounts payable and accrued liabilities	307	(64)	(143)

	(247)	(307)	(481)

Financing:
Issuance of common shares	2,739	516	293

Investing:
Proceeds from disposal of marketable securities	588	733	44
Purchase of marketable securities	(217)	(610)	(63)
Resource properties, net of recoveries	(1,155)	(160)	151
Proceeds from disposition of equipment	-	1	28
Purchase of equipment	(21)	(28)	-

	(805)	(64)	160

Increase (decrease) in cash and cash equivalents	1,687	145	(28)
Cash and cash equivalents, beginning of year	215	70	98

Cash and cash equivalents, end of year	$1,902	$215	$70

Supplemental disclosure with respect to cash flows (Note 10)

Refer to the accompanying notes to the consolidated financial statements

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

1.

Nature of Operations

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $36,007,000 at December 31, 2003.  Furthermore, the Company has working capital of $1,824,000 as at December 31, 2003, which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

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

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

2.

Significant Accounting Policies     (continued)

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

The amounts shown for resource properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("HB 3870").  Under the new standard, stock options and other stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method.

On adoption of HB 3870, the Company elected to use the settlement method of accounting for stock options granted to employees, and to disclose the pro forma effect of accounting for these awards under the fair value method.  Effective January 1, 2003, in connection with amendments to HB 3870, the Company changed the method of application of its stock-based compensation accounting policy so as to measure all stock options granted at fair value and to recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus.  This change has been applied prospectively for options granted on or after January 1, 2003, as allowed under the transitional provisions of HB 3870.

Prior to the adoption of the new recommendations in 2002, no compensation expense was recorded for the Company's stock-based plan when options or incentives were granted.  Any consideration paid by directors and employees on exercise of stock options was credited to share capital.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

2.

Significant Accounting Policies     (continued)

(g)

Future income taxes:

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

(h)

Loss per share:

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants would reduce the calculated loss per share.

(i)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

  Revenue and expense items at the rate of exchange in effect on the transaction date;

  Non-monetary assets and liabilities at historical exchange rates;  and

  Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(j)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include recoverability of resource properties, amortization periods for equipment and valuation allowances for future income tax assets.  Actual results could differ from those estimates.

(k)

Fair value of financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

3.

Marketable Securities

	2003	2002

Investment in shares of companies, at cost	$533	$526
Cumulative write-downs	(340)	(361)

	193	165
Short-term investments	-	219

	$193	$384

The quoted market value of shares of companies is approximately $564,553 at December 31, 2003 (2002 - $284,000), and the fair value of short-term investments approximated their carrying amount.  Included in investment in shares of companies are shares of Skinny Technologies Inc. ("Skinny"), a company with certain common directors at the time of receipt of the shares (Note 7).  At December 31, 2003, these shares had a cost of $146,561 (2002 - $166,000), a carrying value of $4,711 (2002 - $13,000) and a quoted market value of approximately $4,711 (2002 - $13,000).  During 2002, the Company transferred 100,000 shares of Skinny that it held to a related party in settlement of CAD$20,000 of the amounts due to the related party (2001 - 720,000 shares in settlement of CAD$72,000).

Also included in investment in shares of companies are shares of Endeavour Gold Corp. ("Endeavour"), a company which has a director and an officer in common with the Company.  At December 31, 2003, these shares had a cost of $356,184 (2002 - $250,000), a carrying value of $162,622 (2002 - $42,000) and a quoted market value of approximately $512,245 (2002 - $95,000).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

4.

Resource Properties

		2003			2002
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$288	$3,893	$3,605	$-	$3,605
Eskay Creek (Note 4(a)(ii))	188	14	202	188	14	202

Costa Rica:
Bellavista (Note 4(b))	89	-	89	90	-	90

Suriname:
Sara Kreek (Note 4(c)(i))	1,567	1,717	3,284	1,567	1,717	3,284
Benzdorp (Note 4(c)(ii))	181	2,840	3,021	166	1,987	2,153

Mexico:
Clara (Note 4(d))	-	-	-	-	14	14

	$5,630	$4,859	$10,489	$5,616	$3,732	$9,348

4.

Resource Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management's estimate of the property's recoverable value at that time, and continued depressed gold markets contributed to further write-downs of $5,486,286 early in fiscal 2002.  Acquisition costs at December 31, 2003 and 2002 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica.  A property agreement giving Wheaton River Minerals Ltd. ("Wheaton") the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

                the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management's estimate of the property's recoverable value.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $150,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2006.  To December 31, 2003, the Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest.  Subsequent to December 31, 2003, the property owner incorporated a company in Suriname to transfer the Benzdorp concessions, on behalf of the Company (40%) and the property owner (60%).

4.

Resource Properties     (continued)

(d)

Clara, Mexico:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company's 63% owned subsidiary, Minera Aztec Silver Corporation ("Aztec"), was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period.  If Aztec was not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period.  The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000.  Completion of this Letter of Intent was subject to a due diligence review and the signing of a formal agreement.  In fiscal 2003, the Company determined not to proceed with the option and wrote off the property costs.

(e)

Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	Option/Advance	Expenditure
	Royalty Payments	Commitment	Shares

Benzdorp (Note 4(c)(ii)):
2004	$120	$120	-
2005	75	2,000	-
2006	75	-	-
On commercial production (i)	450	-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest buyout	-	-	150,000

	$720	$2,120	350,000

(i)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

4.

Resource Properties     (continued)

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

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

5.

Equipment

		2003			2002
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mining equipment	$177	$ -	$177	$157	$ -	$157
Vehicles	15	-	15	15	-	15
Office furniture and equipment	160	121	39	158	113	45

	$352	$121	$231	$330	$113	$217

6.

Share Capital

(a)

Authorized and issued:

The Company's authorized share capital comprises 100,000,000 common shares without par value.  The Company's issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2000	40,834,801	$44,198
Issued:
Private placements	3,000,000	293

Balance at December 31, 2001	43,834,801	44,491
Issued:
Private placements	2,400,000	433
Exercise of warrants	375,000	83
Exercise of share appreciation rights	549,643	118

Balance at December 31, 2002	47,159,444	45,125
Issued:
Private placements	4,697,500	2,639
Exercise of options	60,000	9
Exercise of warrants	615,000	92
Exercise of share appreciation rights	526,504	41

Balance at December 31, 2003	53,058,448	$47,906

6.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company's stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

In March 2003, the Company closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000;  each unit is comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$0.63 until February 4, 2005.

In November 2003, the Company closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500;  each unit is comprised of one flow-through common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.25 until November 13, 2005.  These funds were expended in 2003.  The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000;  each unit is comprised of one common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.10 until November 13, 2005.

In December 2003, the Company closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000;  each unit is comprised of one flow-through common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.25 until December 30, 2005.  As at December 31, 2003, these funds had not been expended.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 12,374,095 common shares, of which options for 4,509,000 common shares have been granted as at December 31, 2003.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

6.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the years ended December 31, 2003, 2002 and 2001 is as follows:

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)
Outstanding, beginning of year	3,629,000	$0.39	2,549,000	$0.45	4,258,500	$0.46
Granted	1,730,000	$0.54	1,900,000	$0.21	-	-
Exercised	(60,000)	$0.20	-	-	-	-
Converted to stock appreciation
rights on exercise	(790,000)	$0.25	(820,000)	$0.17	-	-
Expired / cancelled	-	-	-	-	(1,709,500)	$0.49
Outstanding, end of year	4,509,000	$0.47	3,629,000	$0.39	2,549,000	$0.45
Exercise price range (CAD$)	$0.17 - $1.05		$0.17 - $0.92		$0.25 - $0.92

At December 31, 2003, all of the options outstanding are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 4.5 years.

During the year ended December 31, 2003, the Company recognized stock-based compensation of $502,000 based on the fair value of options granted on or after January 1, 2003 that vested during the year.

During the year ended December 31, 2002, pursuant to the new CICA standard of accounting for stock-based compensation (Note 2(f)), the fair value of stock options granted to non-employees, in the amount of $63,957, has been recorded as stock-based compensation expense.  In addition, the fair value of stock options granted to employees that were convertible to stock appreciation rights of $118,000 was recorded as stock-based compensation expense.  Compensation expense for other stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information for fiscal 2002.

6.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

The pro forma effect on loss and loss per share for the year ended December 31, 2002, had the Company accounted for stock options granted to directors and employees using the fair value based method, is as follows:

December 31, 2002

Loss for the year:
Reported	$(7,477)
Stock-based compensation to directors and employees	(103)

Pro forma	$(7,580)

Basic and diluted loss per share:
Reported	$(0.17)
Pro forma	$(0.17)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.  The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Period in which Options Granted
		Fiscal 2003
	Feb 2003	June 2003	Nov 2003	Fiscal 2002
Risk-free interest rate	4.06%	3.50%	3.10%	4.55%
Expected dividend yield	0.000000	0.000000	0.000000	0.000000
Expected stock price volatility	0.860000	0.884400	0.985200	0.920000
Expected option life in years	4	4	1.75	4

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

6.

Share Capital     (continued)

(c)

Warrants:

At December 31, 2003, the Company had outstanding warrants to purchase an aggregate 6,438,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2002	Issued	Exercised	Expired	December 31, 2003

$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000

$0.21	April 8, 2004	1,080,000	-	(615,000)	-	465,000

$0.50	September 10, 2004	625,000	-	-	-	625,000

$0.63	February 4, 2005	-	625,000	-	-	625,000

$1.25	November 13, 2005	-	133,750	-	-	133,750

$1.10	November 13, 2005	-	1,540,000	-	-	1,540,000

$1.25	December 30, 2005	-	50,000	-	-	50,000

		4,705,000	2,348,750	(615,000)	-	6,438,750

At December 31, 2002, the Company had outstanding warrants to purchase an aggregate 4,705,000 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2001	Issued	Exercised	Expired	December 31, 2002
$0.35	June 16, 2002	525,000	-	(375,000)	(150,000)	-

$0.18 /	May 17, 2003 /
$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000

$0.21	April 8, 2004	-	1,080,000	-	-	1,080,000

$0.50	September 10, 2004	-	625,000	-	-	625,000

		3,525,000	1,705,000	(375,000)	(150,000)	4,705,000

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

6.

Share Capital     (continued)

(c)

Warrants:     (continued)

At December 31, 2001, the Company had outstanding warrants to purchase an aggregate 3,525,000 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2000	Issued	Exercised	Expired	December 31, 2001
$0.35	June 16, 2002	525,000	-	-	-	525,000

$0.18 /	May 17, 2003 /
$0.20	May 17, 2004	-	3,000,000	-	-	3,000,000

		525,000	3,000,000	-	-	3,525,000

Each warrant entitles the holder to purchase one common share of the Company.

(d)

Shares reserved for issuance:

Number of Shares
Outstanding, December 31, 2003	53,058,448
Property agreements (Note 4(e))	350,000
Stock options (Note 6(b))	4,509,000
Warrants (Note 6(c))	6,438,750

Fully diluted, December 31, 2003	64,356,198

(e)

Shareholder rights plan:

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the "Plan").  The Plan became effective on November 14, 1995.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof to purchase from treasury one common share at CAD$25, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.

The Rights expired in November 2003.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

7.

Related Party Transactions

At December 31, 2003 and 2002, amounts due from related parties comprise balances owing from companies with certain common directors or officers.  The amounts were for reimbursement of costs in the normal course of business.  At December 31, 2003, the Company had a balance due from Skinny of CAD$Nil (2002 - CAD$7,680), and had a balance due from Endeavour of CAD$33,604 (2002 - CAD$Nil), and had a balance due from a director of the Company for CAD$6,000 (2002 - CAD$Nil) for travel advances.

General and administrative costs during 2003 include CAD$60,000 (2002 - CAD$120,000 and 2001 – CAD$90,660) of consulting fees charged by a company controlled by a director of the Company, CAD$90,000 (CAD$Nil for 2002 and 2001) of salaries to a director, and CAD$Nil (2002 – CAD$Nil and 2001 - CAD$17,937) of legal and consulting fees charged by directors of the Company.

In November 2003, the Company participated in a private placement for 500,000 units of Endeavour at CAD$0.30 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$0.35 until October 6, 2005.

8.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $94,400 (2002 - $74,000) of mining equipment and vehicles which are located in Suriname.

9.

Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2003	2002	2001
Canadian statutory tax rates	37.62%	39.62%	44.62%

Income tax benefit computed at Canadian statutory rates	$336	$2,962	$1,630
Foreign tax rates different from statutory rate	(2)	(28)	(19)
Temporary differences not recognized in year	(15)	(2,840)	(1,523)
Permanent differences	(109)	-	-
Unrecognized tax losses	(210)	(94)	(88)

	$ -	$ -	$ -

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

9.

Income Taxes     (continued)

The significant components of the Company's future income tax assets as at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax assets:
Non-capital losses carried forward	$1,572	$1,464
Capital losses carried forward	26	22
Resource properties	2,285	3,178
Capital assets	295	312
	4,178	4,976
Valuation allowance	(4,178)	(4,976)
Future income tax assets, net	$ -	$ -

At December 31, 2003, the Company has non-capital losses for Canadian tax purposes of approximately $4,411,000 which expire on various dates to 2010, and Canadian capital losses of approximately $148,000 which are without expiry.

10.

Supplemental Disclosure with respect to Cash Flows

	2003	2002	2001
Significant non-cash financing and investing activities:

Marketable securities received for resource property	$ -	$ -	$177
Settlement of accounts payable with marketable securities	-	13	98
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	41	118	-
Stock options	1	-	-

Supplemental cash flow information:

Income taxes paid	$ -	$ -	$ -
Interest paid	-	-	-

11.

Subsequent Events

In February 2004, the Company granted stock options for 600,000 common shares at an exercise price of CAD$1.00 per share and an expiry date of February 17, 2009.

In April 2004, the Company participated in a private placement for 500,000 units of Endeavour Gold Corp., a company with a common director and a common officer, at CAD$1.60 per unit.  Each unit is comprised of one common share and one-half share purchase warrant;  each whole warrant is exercisable to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States generally accepted accounting principles ("GAAP"), as they affect the Company, are substantially the same, except for the following.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains (2003 - $251,312;  2002 - $28,593;  2001 - $91,719) being recorded in operations.

Under U.S. GAAP, stock-based compensation is accounted for on a fair value methodology, although for stock-based compensation to directors and employees, the effects may be disclosed in the notes to the financial statements rather than in the statement of operations.  This method is comparable to the Canadian standard adopted in 2002.  However, as a result of the Canadian standard not requiring retroactive application, details of the fair value of options granted or vested in 2001 would be required to be disclosed for U.S. presentation purposes.  As there were no options granted to non-employees during the year ended December 31, 2001, this difference has no effect on the Company's financial statements.

Statement of Financial Accounting Standard No. 148 ("SFAS 148") in the U.S. provides transitional rules for companies who voluntarily adopt the fair value method of accounting for stock-based compensation related to all stock options.  As disclosed in Note 2(f), the Company early-adopted the fair value method of accounting for Canadian GAAP purposes in 2003.  For U.S. GAAP, the Company adopted the transitional provisions of SFAS 148, which allows the Company to account for the change in accounting policy prospectively for options granted on or after January 1, 2003.  Accordingly, there are no differences that have an effect on the Company's 2002 and 2003 financial statements in connection with accounting for stock-based compensation.

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  The Securities and Exchange Commission ("SEC") staff has indicated that their interpretation of U.S. GAAP requires resource property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Company has expensed all resource property exploration costs for U.S. GAAP purposes.

SEC staff have indicated that their interpretation of U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents.  In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an adjustment to financing activities.  During 2003, a total of CAD$367,500 was raised through the issuance of flow-through shares, of which $80,987 was held and had not been applied to qualifying exploration expenses by the Company at December 31, 2003 and therefore would be excluded from cash and cash equivalents under U.S. GAAP.

For Canadian GAAP, cash flows relating to resource property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

During 2003, the Company considered the effects of  Statement of Financial Accounting Standard No. 148 ("SFAS 148") in the U.S. for asset retirement obligations and determined that it had no significant impact on the Company's financials statements, based on the current stage of the Company's resource properties.

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

	December 31,
	2003	2002

Assets under Canadian GAAP
	$12,882	$10,217
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	372	120
Adjustment for resource property exploration costs	(4,859)	(3,732)

Assets under U.S. GAAP	$8,395	$6,605

	December 31,
	2003	2002
Shareholders' equity under Canadian GAAP	$12,423	$10,058
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	372	120
Adjustment for resource property exploration costs	(4,859)	(3,732)

Shareholders' equity under U.S. GAAP	$7,936	$6,446

	Years ended December 31,
	2003	2002	2001

Loss for the year under Canadian GAAP	$(876)	$(7,477)	$(3,660)

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	252	28	92
Resource property exploration costs incurred in the year	(1,141)	(145)	(25)
Deferred exploration costs included in write-down
of resource properties	14	7,220	3,149

Loss for the year under U.S. GAAP	$(1,751)	$(374)	$(444)

Basic and diluted loss per share under U.S. GAAP	$(0.04)	$(0.01)	$(0.01)

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

	Years ended December 31,
	2003	2002	2001

Cash used for operating activities under Canadian GAAP	$(247)	$(307)	$(481)

Adjustment to reconcile to U.S. GAAP:
Adjustment for resource property exploration costs	(1,141)	(145)	(25)

Cash used for operating activities under U.S. GAAP	$(1,388)	$(452)	$(506)

	Years ended December 31,
	2003	2002	2001
Cash (used for) provided from investing activities
under Canadian GAAP	$(805)	$(64)	$158

Adjustments to reconcile to U.S. GAAP:
Adjustment for resource property exploration costs	1,141	145	25

Cash provided from investing activities under U.S. GAAP	$336	$81	$183

	Years ended December 31,
	2003	2002	2001
Cash provided from financing activities
under Canadian GAAP	$2,739	$516	$293

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash	(81)	-	-

Cash provided from financing activities under U.S. GAAP	$2,658	$516	$293

Canarc Resource Corp.

Form 20-F

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

1.

The Annual Report on Form 20-F of Canarc for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada June 29, 2004	Bradford Cooke President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.2

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.

The Annual Report on Form 20-F of Canarc for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada June 29, 2004		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.