Form 20-F
period 2004-12-31
CANARC RESOURCE CORP
filed 2005-07-12
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ]

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

OR

[X]

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934,

For the fiscal year ended December 31, 2004

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

58,318,448 Common Shares as at December 31, 2004

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

Item 17 [X]     Item 18 [  ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

PART I

4

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

4

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

4

ITEM 3.     KEY INFORMATION

4

3.A      Selected Financial Data

4

3.B     Capitalization and Indebtedness

6

3.C     Reasons for the Offer and Use of Proceeds.

6

3.D      Risk Factors

6

ITEM 4.     INFORMATION ON THE COMPANY

12

4.A     History and Development of the Company

13

4.B     Business Overview

20

4.C      Organizational Structure

21

4.D     Property, Plants and Equipment

22

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

32

5.A     Operating Results

33

5.B     Liquidity and Capital Resources

35

5.C     Research and Development, Patents and Licenses, etc.

36

5.D     Trend Information

37

5.E     Off-Balance Sheet Arrangements

37

5.F     Tabular Disclosure of Contractual Obligations

37

5.G     Safe Harbor

38

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

39

6.A     Directors and Senior Management

39

6.B     Compensation

40

6.C     Board Practices

44

6.D     Employees

47

6.E     Share Ownership

47

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

50

7.A     Major Shareholders

50

7.B     Related Party Transactions

51

7.C     Interests of Experts and Counsel

52

ITEM 8.     FINANCIAL INFORMATION

52

8.A     Consolidated Statements and Other Financial Information

52

8.B     Significant Changes

54

ITEM 9.     THE OFFER AND LISTING

54

9.A     Offer and Listing Details

54

9.B     Plan of Distribution

55

9.C     Markets

55

9.D     Selling Shareholders

56

9.E     Dilution

56

9.F     Expenses of the Issue

56

ITEM 10.     ADDITIONAL INFORMATION

56

10.A     Share Capital

56

10.B     Memorandum and Articles of Association

56

10.C     Material Contracts

65

10.D     Exchange Controls

65

10.E     Taxation

66

10.F     Dividends and Paying Agents

72

10.G     Statement by Experts

72

10.H     Documents on Display

72

10.I     Subsidiary Information

72

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

72

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

73

PART II

73

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

73

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

USE OF PROCEEDS

ITEM 15.     CONTROLS AND PROCEDURES

73

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL

ACCOUNTANT FEES AND SERVICES

16.A     Audit Committee Financial Expert

73

16.B     Code of Ethics

74

16.C     Principal Accountant Fees and Services

74

16.D     Exemptions from the Listing Standards for Audit Committees

75

16.E     Purchases of Equity Securities by Canarc and Affiliated Purchasers

75

PART III

75

ITEM 17.     FINANCIAL STATEMENTS

75

ITEM 18.     FINANCIAL STATEMENTS

75

ITEM 19.     EXHIBITS

75

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Registrant and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Registrant operates, lack of appropriate funding and other risk factors, as discussed in the Registrant’s filings with Canadian and American Securities regulatory agencies.  The Registrant expressly disclaims any obligation to update any forward-looking statements.

GLOSSARY OF MINING TERMS

The Registrant is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects (“NI 43-101”)) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission.  Under these guidelines, the CIM definitions of proven and probable reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides.  In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

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
Exchange Act – means the United States Securities Exchange Act of 1934, as amended.
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

mesothermal – used to describe hydrothermal mineral deposits, typically in veins, formed at higher temperatures and pressures deeper than 1 km of the earth’s surface.

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

mineral resource – a body of mineralized material which has not yet been determined to be ore, and the potential for mining of which has not yet been determined;  categorized as possible, probable and proven, according to the degree of certainty with which their grade and tonnage are known;  sometimes referred to as a “geological resource” or “mineral inventory”.

net profits interest or NPI – a royalty based on the net profits generated after recovery of all costs.
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

Canarc Resource Corp.

Form 20-F

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

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Canarc Resource Corp.

Form 20-F

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934 (the “Exchange Act”), and accordingly, the information called for in Item 1 is not required.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the last five fiscal years ended December 31, 2004 (stated in United States dollars) has been derived from Canarc’s audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  A reconciliation of certain material measurement differences in the financial information from that which would be provided if the financial statements were prepared in accordance with U.S. GAAP is provided in Item 8.A and in Note 11 to the audited Consolidated Financial Statements for the year ended December 31, 2004 included in Item 17.

Canarc Resource Corp.

Form 20-F

			As at and for the years ended December 31
	Selected Financial Information
	(stated in thousands of U.S. dollars, except per share amounts)	2004	2003	2002	2001	2000

(a)	Total revenues:
	Canadian GAAP	680	162	246	41	21
	U.S. GAAP	680	162	246	41	21
(b)	Loss before extraordinary items:
	Total:
	Canadian GAAP	4,013	876	7,477	3,660	771
	U.S. GAAP	3,088	1,751	374	444	777
	Basic loss per share:
	Canadian GAAP	0.07	0.02	0.17	0.09	0.02
	U.S. GAAP	0.06	0.04	0.01	0.01	0.02
(c)	Net loss:
	Total:
	Canadian GAAP	4,013	876	7,477	3,660	771
	U.S. GAAP	3,088	1,751	374	444	777
	Basic loss per share:
	Canadian GAAP	0.07	0.02	0.17	0.09	0.02
	U.S. GAAP	0.06	0.04	0.01	0.01	0.02
	Diluted loss per share:
	Canadian GAAP	0.07	0.02	0.17	0.09	0.02
	U.S. GAAP	0.06	0.04	0.01	0.01	0.02
(d)	Total assets:
	Canadian GAAP	10,777	12,882	10,217	17,081	20,696
	U.S. GAAP	7,215	8,395	6,605	6,366	6,763
(e)	Total long-term debt (1):
	Canadian GAAP	-	-	-	-	-
	U.S. GAAP	-	-	-	-	-
(f)	Shareholders' equity (net assets):
	Canadian GAAP	10,302	12,423	10,058	16,837	20,204
	U.S. GAAP	6,740	7,936	6,446	6,122	6,271
(g)	Dividends per shares:
	Canadian GAAP	No dividends declared in any of these periods
	U.S. GAA	No dividends declared in any of these periods
(h)	Shares:
	Diluted number of common shares	66,666,198	64,356,198	55,843,444	50,258,801	45,968,301
	Number of common shares	58,318,448	53,058,448	47,159,444	43,834,801	40,834,801

(1)     The Registrant has no preferred shares.

Canarc has had no long-term debt and has paid no cash or share dividends over the last five years.

On June 28, 2005, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.2315.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Canarc Resource Corp.

Form 20-F

Month	Year	High (CAD$)	Low (CAD$)
December	2004	1.2467	1.1919
January	2005	1.2470	1.2058
February	2005	1.2584	1.2335
March	2005	1.2494	1.2053
April	2005	1.2618	1.2185
May	2005	1.2734	1.2385

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)
2000	1.5632	1.4318	1.4852	1.4995
2001	1.6052	1.4901	1.5484	1.5928
2002	1.6184	1.5028	1.5704	1.5776
2003	1.5777	1.2839	1.4015	1.2965
2004	1.4003	1.1746	1.3015	1.2020

3.B     Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required.

3.C     Reasons for the Offer and Use of Proceeds

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

As noted in its audited consolidated financial statements for the year ended December 31, 2004, the Registrant has incurred significant operating losses and has an accumulated deficit of $40,020,000 at December 31, 2004.  Furthermore, the Registrant has working capital of $1,306,000 as at December 31, 2004, which is not sufficient to achieve the Registrant’s planned business objectives.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the

Canarc Resource Corp.

Form 20-F

Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2004 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

Canarc Resource Corp.

Form 20-F

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

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Registrant’s mining concessions may come under dispute.  While the Registrant has diligently investigated title considerations to its mineral properties, in certain circumstances, the Registrant has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Registrant’s properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Registrant’s properties are located.  To the best of the knowledge of the Registrant, although the Registrant understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga’a Tribal Council (which may encompass the Eskay Creek property), no legal actions have been formally served on the Registrant to date asserting such rights with respect to mining properties in which the Registrant has an interest.

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

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular,

Canarc Resource Corp.

Form 20-F

Bradford Cooke is a Director of Endeavour Silver Corp., a company in which the Registrant owns shares.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant.  In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

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

Canarc Resource Corp.

Form 20-F

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

To the best of the Registrant’s knowledge, the Registrant is operating in compliance with all applicable environmental and regulatory regulations.

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

Currency Fluctuation and Foreign Exchange Controls

In addition to CAD dollar currency accounts, the Registrant maintains a portion of its funds in U.S. dollar

Canarc Resource Corp.

Form 20-F

denominated accounts.  The majority of the Registrant’s property and related contracts are denominated in U.S. dollars.  Accordingly, the Registrant has taken some steps to reduce its risk to foreign currency fluctuations.  However, the Registrant’s operations in countries other than Canada are normally carried out in the currency of that country and make the Registrant subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Registrant to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results.  In addition, the Registrant is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Registrant holds property interests and future impositions of such restrictions could have a materially adverse effect on the Registrant’s future profitability or ability to pay dividends.

Third Party Reliance

The Registrant’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Registrant may have no direct contractual relationship with the underlying property holder.

Jurisdiction and Enforcement in U.S. and Canadian Courts

The enforcement of civil liabilities under the U.S. federal and state securities laws may be affected adversely by the fact that the Registrant is incorporated under the laws of a foreign country, that certain of its officers and directors are residents of a foreign country, that the independent registered public accounting firm and some or all of the experts named in this report may be residents of a foreign country and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the U.S.  In particular, uncertainty exists as to whether Canadian courts would entertain claims or enforce judgments based on the civil liability provisions of the U.S. federal and state securities laws.

Possible PFIC Status May Have Possible Adverse Tax Consequences for United States Investors

Potential investors who are United States taxpayers should be aware that Canarc may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years.  This status arises due to the fact that Canarc’s excess exploration funds are invested in interest bearing securities creating “passive income” which, while modest and ancillary to the exploration business, has been Canarc’s only substantive source of income.  If Canarc is a PFIC for any year during a United States taxpayer’s holding period, then such a United States taxpayer, generally, will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Canarc.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A United States taxpayer who makes a QEF election generally must report on a current basis its share of Canarc’s net capital gain and ordinary earnings for any year in which Canarc is a PFIC, whether or not Canarc distributes any amounts to its shareholders.  A United States taxpayer

Canarc Resource Corp.

Form 20-F

who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.  Item 10.E provides further details.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior resource issuer like Canarc, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that Canarc’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if Canarc’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Canarc’s shares.

Penny Stock Classification Could Affect the Marketability of the Registrant's Common Stock and Shareholders Could Find It Difficult to Sell Their Stock

The Registrant's stock may be subject to "penny stock" rules as defined in the Exchange Act rule 3a51-1.  The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks.  The Registrant’s common shares may be subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Registrant’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At June 30, 2005, Canarc had 58,525,115 common shares and 6,779,000 share purchase options and 1,723,750 warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares.  At June 30, 2005, dilutive securities represented

Canarc Resource Corp.

Form 20-F

approximately 15% of Canarc’s issued shares.  Certain of these dilutive securities are exercisable at prices below the June 30, 2005 closing market price of CAD$0.35 for Canarc’s shares and, accordingly, will result in dilution to existing shareholders if exercised.

ITEM 4.     INFORMATION ON THE COMPANY

The Registrant is a Canadian mineral exploration company and is subject to NI 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects.  It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its mineral projects.  In addition to other matters, it sets out strict guidelines for the classification of and use of the terms ‘mineral resource’ and ‘mineral reserve’ and it requires all technical disclosure to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association.  The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/instruments.asp?id=1248&cat=4&title=4%20-%20Distribution%20Requirements.  While the Registrant believes that its technical disclosure, when made, was accurate, technical disclosure prepared by the Registrant before NI 43-101 came into force in February 2001 has not been updated by the Registrant to be compliant with NI 43-101 other than as specifically disclosed herein.

4.A     History and Development of the Company

Incorporation and Reporting Status

The Registrant was incorporated under the laws of British Columbia, Canada, on January 22, 1987 under the name, “Canarc Resource Corp.”, by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.

The Company was originally incorporated under the previous Company Act (British Columbia) and transitioned to the Business Corporations Act (British Columbia) in 2005;  the Business Corporations Act (British Columbia) replaced the Company Act (British Columbia) on March 29, 2004.

The Registrant is a reporting company in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia.  The Registrant became a reporting company under the United States Securities Act of 1934 upon filing its registration statement on Form 20-F dated October 9, 1990.

Current Business Address

Suite #800, 850 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E1, tel. no.:  (604) 685 9700.

Introduction

Canarc Resource Corp.

Form 20-F

The Registrant is a Canadian mineral exploation company engaged in the acquisition, exploration and, if warranted, development of precious metal properties in Canada, Costa Rica, Mexico and Suriname.  The Registrant owns or holds, directly or indirectly, interests in five precious metal properties, which are known as the New Polaris and Eskay Creek properties in British Columbia, Canada, the Bellavista property in Costa Rica, and the Sara Kreek and Benzdorp properties in Suriname.

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of $9,066,000 in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2004 and are summarized as follows for the past three fiscal years:

		2004			2003			2002
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris	$3,605	$749	$4,354	$3,605	$288	$3,893	$3,605	$-	$3,605
Eskay Creek	188	14	202	188	14	202	188	14	202

Costa Rica:
Bellavista	89	-	89	89	-	89	90	-	90

Suriname:
Sara Kreek	100	-	100	1,567	1,717	3,284	1,567	1,717	3,284
Benzdorp	301	3,983	4,284	181	2,840	3,021	166	1,987	2,153

Mexico:
Sonia II	10	19	29	-	-	-	-	-	-
Clara	-	-	-	-	-	-	-	14	14
Other	-	8	8	-	-	-	-	-	-

	$4,293	$4,773	$9,066	$5,630	$4,859	$10,489	$5,616	$3,732	$9,348

Further information and details regarding Canarc’s properties contained herein this section are provided in Item 4.D.

For the three month period ended March 31, 2005, Canarc incurred further exploration expenditures of $13,000 for New Polaris, $50,000 for Benzdorp and $20,000 for Sonia II, and in January 2005, received $120,546 in pre-production payment for the Bellavista property which was applied against deferred mineral property expenditures.

Developments over the Last Three Financial Years

Canadian properties

New Polaris

The New Polaris property is located in the Atlin Mining Division in British Columbia, Canada, is 100% owned by Canarc, and is subject to a 15% net profits interest which may be reduced to a 10% net profits interest within

Canarc Resource Corp.

Form 20-F

one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. (“Rembrandt”).

In the 1990s, Canarc invested over $12 million to delineate a 1.3 million oz gold resource that is still open for expansion.  Due to the continued depressed gold markets at the time, Canarc wrote down the property by $3.2 million in 2001 and $5.5 in early 2002 to reflect management’s estimate of the property’s recoverable value, based upon CAD GAAP.

The property was dormant from 1998 to 2002.  In early 2003, metallurgical test work on a mini-bulk sample of high-grade gold ore increased the gold recoveries.  Previous metallurgical studies recovered up to 90% of the gold in the property’s ores into concentrate but new flotation tests indicated that up to 96.7% of the gold could be recovered into concentrate through standard procedures.

In May 2003, Canarc initiated new internal engineering and resource studies on the property to evaluate various mine development alternatives.  In late 2003, work commenced on a scoping study with emphasis on modelling an initial 650,000 oz. resource suitable for the first 10 year mine plan.  Metallurgical testing continued to optimise the gold recoveries (up to 97%) into a saleable sulphide concentrate grading up to 125 gpt gold.  Preliminary engineering and costing was carried out for a 600 tpd, high-grade underground mine, feeding a simple crush-grind-float process plant with seasonal shipping of the concentrates by barge and by truck or train to autoclave facilities in Nevada, USA.  In the last quarter of fiscal 2003, Canarc completed a 3-hole, 5,121 foot drilling program which was designed to test two deep targets beneath the underground mine workings.  In fiscal 2003, Canarc invested $288,000 in exploration expenditures.

In October 2004, Canarc commenced the Phase 1 in-fill drilling program for the New Polaris property which was completed by the end of fiscal 2004.  Eleven holes totaling 8,008 feet or 2,441 metres of core were drilled on 100 feet (30 metres) spacings to test the C Zones over an initial 500 feet (152 metres) strike length by 200 feet (61 metres) down dip below the deepest mine level.  All eleven drill holes intersected economically significant gold grades and vein widths in two main, sub-parallel, en-echelon, shear-veins.  In fiscal 2004, Canarc invested $461,000 in exploration expenditures.

Item 4.D provides further details.

Eskay Creek

Canarc has a one-third carried interest in the Eskay Creek property which is located in the Skeena Mining Division, British Columbia, Canada, pursuant to a joint venture with Barrick Gold Corp. (“Barrick”).  The property is subject to a 2% net smelter return royalty.

Over $3 million have been expended by Barrick and its predecessors on the Eskay Creek property since 1989.  In 1999, a drilling program intersected the same prospective rock formations on the Eskay Creek property as those hosting the Eskay Creek ore body.  Although no significant gold or silver mineralization was found, Barrick concluded that “the area remains prospective” and “further drilling is required”.

In 2003, Barrick, as operator for the Eskay Creek property, sampled a high grade gold mineralised zone and found several altered and mineralised zones in Betty Creek Formation volcanic rocks.  Barrick also carried out IP geophysical surveying on the Eskay Creek property in the 22 zone area along strike to the south of the Eskay

Canarc Resource Corp.

Form 20-F

Creek mine.  Several chargeability highs were detected with represent untested anomalies within favourable rocks.  Barrick carried out a follow-up exploration mapping and sampling program in these prospect areas in 2004, but did not test these IP anomalies by drilling.  In late 2004, Barrick reported that no further work was recommended in several zones in the property.  However, Canarc’s management believes the untested IP anomalies represent additional exploration potential that should be drilled.

Canarc did not implement any exploration programs for the Eskay Creek property in the 2004, 2003 and 2002 fiscal years.

Item 4.D provides further details.

Costa Rica

Bellavista

In 1994, Canarc acquired a net profits interest in the Bellavista property located near San Jose, Costa Rica.  Canarc’s property agreement was with Wheaton River Minerals Inc. (“Wheaton River”), which sold the property to Glencairn Gold Corp. (“Glencairn”) in 2002.  The property agreement giving Glencairn the right to earn a 100% working interest in the property calls for pre-production payments to be made to Canarc in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the 2003 and 2002 fiscal years were made by the previous property holder, Wheaton River, for cash of $58,875 and the issuance of 529,000 common shares of Wheaton River.  Glencairn paid $117,500 to Canarc in the 2004 fiscal year.

Canarc has a net profits interest in Bellavista in which Canarc is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profits interest will reduce the net profits interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

Item 4.D provides further details.

Mexico

Sonia II:

In July 2004, Canarc’s 63% owned subsidiary, Minera Aztec S.A. de C.V. (“Minera Aztec”), entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $10,000 have been paid.  During fiscal 2004, Minera Aztec expended $19,303 in exploration related costs on the property.

Canarc Resource Corp.

Form 20-F

Clara:

In March 2001, Minera Aztec was granted an option to acquire a 100% interest in two mineral claims located in Mexico known as the “Clara” properties in consideration of incurring exploration expenditures of $500,000 on the property, issuing 500,000 shares, and paying an aggregate of $185,000 to the optionor over a four year period.  The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by Minera Aztec for $1,000,000.  The agreement was subject to a due diligence review and the signing of a formal agreement.  In fiscal 2003, Minera Aztec determined not to proceed with the option and wrote off the property.  No exploration programs were implemented by Minera Aztec in the 2003 and 2002 fiscal years.

Other Mexican properties:

In July 2004, Minera Aztec entered into two option agreements to acquire up to a 100% interest in two properties in Mexico, namely the Dona Rica and the Mina La Patilla properties.  Exploration expenditures of $69,469 were incurred for these properties which were written off by the end of fiscal 2004.

Suriname

Benzdorp

In April 1996, Canarc entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and incurring property expenditures totalling $5 million over a four-year period.  In August 2002, Canarc and Grassalco amended the option agreement.  Under the amended agreement, cash payments prior to commercial production were reduced to $300,000 and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005, the due date for the $5 million of exploration expenditures was extended to December 2005 pursuant to further amendments to the agreement, subject to a payment of $40,000 which was paid by Canarc in April 2005.

Pursuant to the amended option agreement in August 2002, Canarc will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For each of the years 2006 to 2008, Canarc will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6 of that year.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the property.

Canarc has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments and exploration expenditures.  During fiscal 2004, Grassalco

Canarc Resource Corp.

Form 20-F

transferred the Benzdorp concessions to an incorporated company in which Canarc owns 40% and Grassalco owns 60%.

The property was dormant from 1998 to mid-2002.  In fiscal 2002, Canarc incurred $126,000 in acquisition and exploration expenditures, and $868,000 in fiscal 2003 and $1,263,000 in fiscal 2004.

In the last quarter of 2002, an initial bulldozer/excavator trenching program was implemented for the JQA prospect area of the Benzdorp property, and initial results from the trenching identified a broad zone of porphyry-style gold mineralization.  A trenching and sampling program was implemented in the first quarter of 2003 to follow up on the extensive gold mineralization which was trenched in 2002.

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

In fiscal 2004, Canarc commenced and completed the Phase 2 drilling program.  A total of 3,984 metres of diamond drilling were completed in 13 holes at the JQA prospect on the Benzdorp property.  The main goal was to test a portion of the JQA prospect and all 13 holes encountered significant porphyry gold mineralization in saprolite starting at surface.

In 2005, Canarc plans to further assess the metallurgical characteristics of saprolite and bedrock mineralization from the JQA prospect in order to determine the viability of gold recovery.  Canarc also plans to conduct a Phase 3 drilling program of about 3,000 metres in approximately 15 holes in order to extend the area of JQA mineralization in bedrock and to test other targets.  These plans are subject to financing.

Item 4.D provides further details.

Sara Kreek

The Sara Kreek property is located in the Republic of Suriname.  Canarc owns a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of Canarc’s investment) in the surface mineral rights.

Due to the lack of exploration activity on the project since 1999, Canarc wrote-down the property in 2002 by $1,717,000 to reflect management’s estimate of the property’s recoverable value.  In fiscal 2004, the Sara Kreek property was further written-down by $3,184,000 to a nominal $100,000, based upon CAD GAAP.  A loan to the vendor that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remains outstanding and continues to be owed to Canarc.  The write-down of the property for accounting purposes does not affect Canarc’s legal claim and right to recover the outstanding loan plus accrued interest owed to it, and Canarc continues with its collection efforts.

Canarc Resource Corp.

Form 20-F

Item 4.D provides further details.

Other developments and matters for the past three fiscal years

For the past three fiscal years ended December 31, 2004, Canarc closed the following private placements:

-

In June 2002, Canarc closed a private placement for 1,080,000 units at CAD$0.18 per unit and 70,000 common shares at CAD$0.22125 per share, for gross proceeds of CAD$209,888.  Each unit was comprised of one common share and one share purchase warrant;  each share purchase warrant was exercisable to acquire one common share at CAD$0.21 until April 8, 2004;

-

In November 2002, Canarc closed a private placement for 1,250,000 units at CAD$0.40 per unit for gross proceeds of CAD$500,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$0.50 until September 10, 2004;

-

In March 2003, Canarc closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$0.63 until February 4, 2005, which expired unexercised;

-

In November 2003, Canarc closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005.  A finder’s fee of 17,500 units was issued in connection with this private placement, with each unit comprised of one non-flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005.  These funds were expended in fiscal 2003.  The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$1.10 until November 13, 2005;

-

In December 2003, Canarc closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$1.25 until December 30, 2005.  These funds were expended in 2004;  and

-

In October 2004, Canarc closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500, which were expended in 2004.  A finder’s fee of 60,000 non-flow-through common shares was issued in connection with this private placement.

No equity financings occurred in the first quarter of fiscal 2005.

For the past three fiscal years ended December 31, 2004, the following stock options were granted:

-

1,500,000 stock options with an exercise price of CAD$0.17 per share and an expiry date of January 16, 2007 were granted in January 2002;

Canarc Resource Corp.

Form 20-F

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

-

50,000 stock options with an exercise price of CAD$1.05 per share and an expiry date of November 10, 2005 were granted in November 2003;

-

600,000 stock options with an exercise price of CAD$1.00 per share and an expiry date of February 17, 2009 were granted in February 2004;

-

800,000 stock options with an exercise price of CAD$0.70 per share and an expiry date of September 7, 2009 were granted in September 2004;  and

-

100,000 stock options with an exercise price of CAD$0.70 per share and an expiry date of October 25, 2009 were granted in October 2004;

No stock options were granted in the first quarter of fiscal 2005.

At Canarc’s annual and extraordinary general meeting held in May 2005, the following items were transacted and approved by shareholders:

-

The increase in the maximum aggregate number of common shares which may be reserved under Canarc’s stock option plan (“Stock Option Plan”) from 5,696,450 shares to 11,696,450 shares.  The increase in the amount of shares reserved for issuance under the Stock Option Plan totals 6,000,000 shares although it still requires the approval of the Toronto Stock Exchange.  The increase of 6,000,000 shares effectively resets the percentage of shares in the closing reserve balance to its original percentage of approximately 20% of the number of common shares issued and outstanding;

-

Shareholder Rights Plan Agreement dated April 30, 2005 between Canarc and Computershare Investor Services Inc.  Items 5.E and 10.B provide a summary of the Shareholder Rights Plan;

-

The Notice of Articles is altered to remove the application of the “Pre-Existing Company Provisions” as set forth in Table 3 of the Business Corporations Regulations under the Business Corporations Act (British Columbia).  Item 10.B provides further details;

-

The authorized capital has been increased from 100,000,000 common shares without par value to unlimited number of common shares without par value;  and

Canarc Resource Corp.

Form 20-F

-

The replacement of the Articles with a new set of Articles which comply with the Business Corporations Act (British Columbia).  Item 10.B provides further details.

4.B     Business Overview

Nature of operations and principal activities

The Registrant’s principal business activities are the acquisition, exploration and development of mineral resource properties.  The Registrant is in the process of exploring and developing its mineral resource properties and has not yet determined whether these properties contain reserves.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of the Registrant to arrange appropriate financing to complete further work on its properties, confirmation of the Registrant’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on the Registrant’s properties or proceeds from the disposition thereof.  The Registrant has incurred significant operating losses and currently has no significant source of revenue.  The Registrant has financed its activities principally by the sale of equity securities.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations to fund its operations.

The Registrant and its management group have previously been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada, U.S.A., and Central and South America.  Starting with grass roots exploration prospects, it progressed to more advanced properties.  To date, the Registrant has not received significant revenues from its property interests.  The Registrant plans to continue exploring and developing its properties and, if appropriate, the Registrant intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its properties.  The Registrant seeks to identify properties with significant potential and to acquire those properties on the basis of an option agreement relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant.  Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur.  Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant’s properties.  Items 3.D and 4.A provide further details.

Further information and details regarding the Registrant’s properties are provided in Items 4.A and 4.D.

Sales and revenue distribution, sources and availability of raw materials, and marketing channels

As of the date of this annual report, the Registrant has not generated any significant operating revenues from its mineral properties.

Competitive conditions

Canarc has no particular competitive advantage in Canada, Mexico and Costa Rica, but it enjoys a significant advantage in Suriname because there is only a few other gold mining companies which are active in the country.

Canarc Resource Corp.

Form 20-F

However this advantageous position is partly offset by the increased political risk in Suriname as compared to the other jurisdictions in which Canarc is active in.  Canarc’s agreement on the Benzdorp property in Suriname was breached by its partner, the state mining company, Grassalco, in 1997 for failure to incorporate a local joint venture company, transfer the Benzdorp concession titles to that joint venture company and issue Canarc its 40% of that joint venture company’s shares.  However, after lengthy and repeated discussions with the partner, Grassalco, the breach was resolved and the agreement was returned to good standing in 2002, and in fiscal 2004, the final transfer of the Benzdorp property exploration concessions from Grassalco to Benzdorp Gold N.V., 40% of which is owned by Canarc, was completed.

Significant competition exists for natural resource acquisition opportunities.  As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Registrant may be unable to compete for nor acquire rights to exploit additional attractive mining properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Registrant will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Government regulations

The Registrant’s operations are subject to various governmental regulations in Canada, Costa Rica, Mexico and Suriname, where the Registrant has interests in mineral properties.

The current and anticipated future operations of the Registrant, including further exploration and/or production activities may require additional permits from governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Registrant and could cause increases in capital expenditures which could result in a cessation of operations by the Registrant.  To the best of its knowledge, the Registrant is operating in compliance with applicable laws.

Trends

In January 2002, the price of gold was at an average of $282 and over the past three years has slowly but steadily climbed 57% to an average of $442 in December 2004, but dipped slightly to $422 in May 2005.  Not only has this trend made the gold mining business more profitable, it has attracted investors back into the gold equities, driving up the share prices of most gold companies and providing a market for capital financing to the gold industry for the first time in years.

During the same period from January 2002 to December 31, 2004, the closing monthly market price for the Registrant’s shares increased from CAD$0.17 to CAD$0.56 – a substantial increase of 229%.  The closing monthly market price in February 2005 was CAD$0.58.  During the period from 2002 to 2004, the Registrant’s closing monthly market price reached a high of CAD$1.09 in October 2003.  In May 2005, the closing monthly market share price fell to CAD$0.36.  Management continues to foresee greater opportunities to finance the mineral exploration and development efforts on Canarc’s gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices.

Canarc Resource Corp.

Form 20-F

The Registrant has determined that the change in the provincial government in British Columbia has led to increased incentives for mineral resource development in the province.  In addition, the price of gold bullion has continued to increase, reflecting in part the continued weakening United States dollar.  These factors should make gold exploration in British Columbia increasingly attractive and should increase the opportunities for its New Polaris property.

Risk factors in Item 3.D provides further details regarding competition and government regulations.

4.C      Organizational Structure

The Registrant carries on its business in large part through its subsidiaries.  The Registrant has a number of direct or indirect wholly or majority owned subsidiaries as follows:

Benzdorp Gold N.V. was incorporated under the laws of Suriname on February 4, 2004 when Suriname presidential assent was received.  The Registrant owns 40% of the voting shares of this company with the right to acquire an additional 40%.

Canarc (Barbados) Mining Ltd. is a company duly incorporated under the laws of Barbados on July 26, 1993.  The Registrant owns 100% of the issued and outstanding shares.

Canarc Suriname (Barbados) Ltd. is a company duly incorporated under the laws of Barbados on January 26, 1994.  The Registrant owns 100% of the issued and outstanding shares.

Canarc van Suriname N.V. is a company duly incorporated under the laws of Suriname on November 10, 1995.  The Registrant owns 100% of the issued and outstanding shares.

Carib Industries Ltd. is a company duly incorporated under the laws of the Cayman Islands, B.V.I. on January 17, 1990, originally under the name of Rayrock Zar.  A name change was approved by Special Resolution dated May 15, 1992 and registered May 26, 1992.  The Registrant owns 78.5% of the issued and outstanding Class C shares.

Minera Aztec S.A. de C.V., a company duly incorporated under the Laws of Mexico on May 28, 1998.  The Registrant owns 63% of the issued and outstanding shares.

Minera Aztec Silver Corporation (formerly Aztec Silver Corporation, IndoAsia Gold Ltd. and Atec (Barbados) Ltd., name changes on January 7, 2000, March 27, 1998 and March 12, 1997) is a company duly incorporated under the Laws of Barbados on February 2, 1996 and continued into the province of British Columbia on January 7, 2000.  The Registrant owns 63% of the issued and outstanding shares.

New Polaris Gold Mines Ltd. (“New Polaris”), formerly Golden Angus Mines Ltd. (name change effective April 21, 1997), is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former

Canarc Resource Corp.

Form 20-F

wholly-owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc.  The Registrant owns 100% of the issued and outstanding shares.

Sara Kreek Resource Corporation N.V. is a company duly incorporated under the laws of Suriname on January 9, 1995.  The Registrant owns 100% of the issued and outstanding shares.

In addition, the Registrant has rights to acquire interests in certain other corporations which hold, directly or indirectly, mineral rights in Suriname.

4.D     Property, Plants and Equipment

Description Of Property

Property Summary Chart (as of December 31, 2004):

Property Name	Location	Maximum¹ % Interest held (or to be earned)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)
New Polaris²	BC, Canada	100%	$3,605,000	$749,000
Eskay Creek	BC, Canada	33 - 1/3%	$188,000	$14,000
Bellavista	Costa Rica	18.3%	$89,000	Nil
Benzdorp	Suriname	80%	$301,000	$3,983,000
Sara Kreek	Suriname	80%	$100,000	Nil
Sonia II	Mexico	63% (4)	$10,000	$19,000

¹  subject to any royalties or other interests as disclosed below

²  previously known as “Polaris-Taku”

3  after recoveries and write-downs

4  100% interest can be earned by Minera Aztec, a 63% owned subsidiary of Canarc

NOTE:  All references to U.S.$ unless otherwise noted.  See below for further details on each property.  Refer to Note 11 of the consolidated financial statements as of December 31, 2004, for disclosure of differences between US GAAP and CAD GAAP.

The following is a more detailed description of some of the more material properties listed above in which the Registrant has an interest.

Item 4.A provides further details on mineral projects.

Canarc Resource Corp.

Form 20-F

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

Introduction:     A small, high grade, underground past producing gold mine, New Polaris has become one of the largest gold deposits in western Canada as a result of Canarc’s successful exploration programs.  The mineralisation is wide open along strike and at depth and the mineral resource could easily increase with further drilling.  An infill drilling program will need to be completed before a new resource estimate can be prepared suitable for NI 43-101.

Location and Access:     Northwestern British Columbia, 60 miles south of Atlin, BC, Canada, and 40 miles east of Juneau, Alaska, on the west bank of the Tulsequah River near the BC-Alaska border.  Access is available by small aircraft from Atlin or Juneau but ocean barging of equipment to the mine-site is possible during high tides in the summertime.  Redcorp Ventures Ltd. (“Redcorp”) recently received government approval to build its Tulsequah Chief mine (located only 3 miles away from New Polaris) and a 160 km access road from Atlin.  Canarc is currently evaluating a 25 km road route to Taku Inlet to facilitate year-round shipment of gold concentrates.

Description and Ownership:     Sixty-one crown granted mineral claims and one modified grid claim totalling 2,956 acres, 100% owned by Canarc subject to a 15% net profits interest (“NPI”) to Rembrandt Gold Mines Ltd, which Canarc can reduce to 10% NPI.

Current Status:     New Polaris is an advanced exploration project, requiring infill drilling to further define proven and probable ore reserves followed by a full feasibility study to determine the economic viability of the project.

Recent Work:     In fiscal 2004, the Phase 1 in-fill drilling program for the New Polaris property was completed.  The Phase 1 in-fill drilling resulted in multiple high-grade gold intercepts.  Eleven holes totalling of 8,008 feet (2,441 metres of core) were drilled in late 2004 on 100 feet (30 metres) spacings to test the C zones over an initial 500 feet (152 metres) strike length by 200 feet (61 metres) down dip below the deepest mine level.  All eleven drill holes intersected economically significant gold grades and vein widths in two main, sub-parallel, en-echelon, shear-veins, the “Upper C” and “Lower C”.

Canarc Resource Corp.

Form 20-F

Individual drill intercepts returned assays such as 0.93 opt (31.9 gpt) gold over 26.4 feet (8.05 metres) in the lower C vein and 0.45 opt (15.3 gpt) over 29.5 feet (9.0 metres) in the Upper C vein.  The weighted average of all 22 vein intercepts graded 0.42 opt (14.4 gpt) over a 12.4 feet (3.78 metres) core length.  True widths of the veins are estimated to be 85% to 90% of the core lengths.  The C zones are still wide open at depth and to a certain extent along strike.

Also for the New Polaris property, metallurgical testing of gold ores has improved gold recoveries to the 95% level by optimizing the grinding, autoclaving and leaching processes.  Additional detailed metallurgical testwork will be needed for any feasibility study on New Polaris.

A Phase 2 in-fill drilling program is now being planned for 2005, subject to financing, to continue defining and extending the known C zones and will also target two of the known Y zones.  The purpose of this drilling program is to outline at least a 550,000 ounce resource amenable to a feasibility study for a 65,000 ounces per year high grade, underground gold mine with a minimum 8-year mine-life.  The in-fill drilling program shall facilitate an updated resource model to be compliant with NI 43-101.

Canarc had previously reported a geological resource totalling 1.3 million oz gold based on extensive past drilling at New Polaris.  However this resource estimate is not compliant with NI 43-101.

History:     Discovered by prospectors in 1929, the mine was constructed in 1936 and operated from 1937 to 1942 and again from 1946 to 1951.  A total of 232,000 oz. of gold was produced from 760,000 tons ore grading 0.35 oz./ton.  Flotation concentrates were shipped seasonally for refining to the smelter in Tacoma, Washington.  The first barge load in 1951 sank in a storm off the B.C. coast, causing the mine to shut down.  Cominco upgraded the mill in 1952 and used it to process the nearby Tulsequah Chief ores from 1953 to 1957.  New Polaris was then dormant for 30 years until exploration resumed in 1988.  Canarc acquired New Polaris in 1992, completed 135,000 feet of core drilling in 182 drill holes to 1997 and discovered major new ore zones below and beyond the mine workings.

Geology:     Mineralization associated with disseminated arsenopyrite, pyrite, and stibnite in quartz-carbonate-fuchsite veins and stockworks, and related carbonatized and sericitized alteration zones.  Zones are developed along principal shear sets adjacent to a major crustal break.  Host rocks are Paleozoic volcanics.  Gold mineralisation is late Cretaceous to early Tertiary and epithermal or mesothermal shear vein type.  Gold is occluded in finely disseminated arsenopyrite grains that permeate the altered wall rocks and vein stockworks.  Gold mineralisation occurs along three major shear sets:  the AB zones trending northwest/southeast, Y zones trending north/south, and C zones trending east/west.  C zones generally link with the AB and with the Y zones at “junction arcs”.  Gold values in stockworks show excellent continuity and uniformity, with very little nugget effect.  Individual zones pinch, swell, and overlap en echelon.  Individual ore blocks range from less than 1,000 tons to more than 100,000 tons in size.  Widths range from 1 to 45 feet in thickness, averaging about 10 feet.

Mineral Resources – Historical:     Although the previous resource calculations reviewed herein were made prior to NI 43-101 being implemented, the estimations are useful as a guide to the potential size of the deposit.

An estimate of New Polaris reserves was made prior to mine closure in 1951, where (i) “reasonably assured” ore was projected 25 feet in the plane of the vein above and below sampled drift sections of mineable grade, and (ii) while “possible” ore was projected an additional 25 feet beyond these confines (Parliament 1949).  These

Canarc Resource Corp.

Form 20-F

reserves were based solely on underground sampling.  The “remaining reserves” at the time of closure were 105,000 tons grading 0.42 ounces of gold per ton including 17% dilution.

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

The resources were recalculated by Beacon Hill in 1988 for Suntac Minerals Corporation using a minimum mining width of 5 feet (instead of 4 feet) with similar results.  Their resource estimate was “limited to those areas where continuous sampling data was available along drifts, raises and stope backs, etc, and where it appears that minimal development work would be required to access the resource”.  That calculation showed a total probable and possible resource of 244,420 tons grading 0.33 oz/ton Au with 132,210 tons grading 0.33 oz/ton Au classed as probable and 112,210 tons at 0.32 oz/ton Au classed as possible.  In 1989, Beacon Hill added further probable and possible mining resource from 27 drill holes completed by Suntac.  They estimated that the drilling had increased the resource by 380,000 tons grading 0.39 opt (probable) and 820,000 tons grading 0.39 opt (possible) which, added to their previously calculated resource, brought the overall resource potential up to 1,450,000 tons grading 0.38 opt (diluted) above the lowest worked level of the mine (600 level at elevation – 462 feet Below Sea Level ‘BSL’).

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

The Giroux estimate is the most up to date externally prepared mineral inventory estimation, which includes what was left in the mine when it was closed and the new areas identified in drilling up to 1995.  Although these estimations were completed prior to the implementation of NI 43-101, its Probable Resource appears to conform

Canarc Resource Corp.

Form 20-F

with an Indicated Resource and its Possible Resource would be an Inferred Resource.  This was confirmed by a telephone conversation between Godfrey Walton and Gary Giroux during the preparation of the NI 43-101 report.

Although the old resources require significant modelling and in-fill drilling to confirm vein continuity, there are many vein intersections both in the old drilling and underground sampling and the new drilling that supports continuity.  The stopes from the earlier mining also suggest good continuity of the vein systems even though they appear to have focused on mining the higher grades as evidenced by what was left on the edge of some of the stopes.  The C zone is an area where significant widths have been obtained in drill holes and underground, which could develop tons quickly if continuity is demonstrated.

In 1997, Canarc prepared an internal estimate of resources including all drilling results, and concluded that the New Polaris gold deposit contained 3.6 million tons grading 0.36 oz/ton for a total of approximately 1.3 million oz.  This has not been updated to be compliant with NI 43-101.

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

Metallurgy:     Historically, the mine operated using sulphide flotation, milling at a rate of 200 tons per day.  Ore was crushed through primary and secondary crushers, and ground in a ball mill in closed circuit with a rake classifier.  Rougher and scavenger flotation was used and the sulphide concentrate is thickened and filtered for shipment off site.  Ninety percent gold recoveries were obtained, concentrate grade of 3.5-5.0 ounce per ton gold, and concentrate to ore ratio of 10:1.  Recent test work completed on a preliminary basis indicates up to 97% of the gold reports to a rougher flotation concentrate.  Cyanidation of the flotation tailings and pressure oxidation (autoclaving) of the flotation concentrate showed that up to 94 percent gold recovery was achieved.  Additional metallurgical test work is planned to optimize grind, reagent addition and type, etc.  Evaluation of direct marketing of the flotation concentrate, pressure oxidation and bio-oxidation to treat the flotation concentrate will be completed in future work.

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

Canarc Resource Corp.

Form 20-F

ground water monitoring underway.  Discharge permit obtained for the dewatering and care and maintenance phases of the mine pumping.

Other Mineral Projects

The following project descriptions are not updated to be compliant with NI 43-101.

Bellavista Gold Project, Costa Rica

Introduction:     Bellavista is a large, low-grade development-stage epithermal gold deposit.  Glencairn Gold Corp. (“Glencairn”), the operator, has identified a smaller, higher grade, mineable reserve suitable for low cost open pit, heap leach gold production;  Canarc’s property agreement was with Wheaton River Minerals Inc. (“Wheaton River”) which sold the property to Glencairn in 2002.  Canarc owns up to a 20.24% carried interest (after payback).

Canarc has a net profits interest in Bellavista in which Canarc is entitled to 5.67% of the net profits during the first payback period, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profits interest will be retained by Glencairn until $317,741 in advance royalty payments are repaid.

Current Status:     Canarc receives pre-production advance royalty payments totaling $117,750 annually up to and including the year commercial production commences.  Thereafter Canarc will receive its share of the net profits.

Recent Work:     In 2003, Glencairn began construction of the $26 million Bellavista gold mine which was about 15% over budget and two months behind schedule by November 2004 due to heavy rainfall and delays in the delivery of goods to the site.  In December 2003, Glencairn commenced the $8 million Phase 1 program of road works, earthworks, pads and ponds for this open pit, heap leach gold mine.  By January 2005, construction of the mine was 90% complete.  Electrical power is provided to the mine site from Costa Rica’s main power grid.  All earthworks have been completed and leach pads installed.  The crushers and agglomerator are in place, the conveying and stacking system has been assembled, and all road work has been completed.  A contracted fleet of mining equipment is on site with both stripping and mining planned in February 2005.  Glencairn expects construction to be completed in early 2005 with gold production to begin in the second quarter of 2005.

According to Glencairn, the Bellavista gold mine is scheduled to produce 60,000 ounces of gold per year for 7.3 years at projected operating cash costs of $198 per oz.  Total ore reserves currently stand at 555,000 mineable oz contained in 11.2 million tonnes ore grading 1.54 gpt gold.

Location and Access:     Costa Rica, 80 km west of San Jose near the town of Miramar, accessible by truck on the Pan American highway and a mine access road.

Canarc Resource Corp.

Form 20-F

Description and Ownership:     Several contiguous mineral concessions covering 2,000 hectares in the Central Gold Belt, owned by Glencairn (approximately 65%) and others.  Canarc’s 18.3% interest is carried whereby Glencairn must incur all development costs to production, subject to payback from cash flow.

History:     The Bellavista and Montezuma mines produced small tonnages of gold-silver ore from underground workings at the turn of the century.  In the 1980s, Minera Rayrock acquired a controlling interest and by 1996, had completed significant exploration work, including a feasibility study.  Wheaton River bought out Rayrock’s interest in 1997 and completed additional drilling required for a new feasibility study in 1998.  Glencairn bought out Wheaton River’s interest in 2002.  A total of more than $60 million has been spent on the property to date.

Geology:     Bellavista is an epithermal gold deposit hosted by volcanic rocks where they are crosscut by a major fault zone.  Gold is associated with quartz-carbonate stockwork zones surrounded by minor quartz-sericite alteration.

Reserves:     Rayrock outlined mineable reserves and resources totaling 1.96 million oz. contained in 37.4 million tones grading 1.63 gpt, economic at $400 gold.  Wheaton River identified a smaller proven reserve of 11.2 million tones grading 1.54 gpt for 556,000 oz. (436,000 recoverable oz.) suitable for low cost open pit mining and heap leach processing.

Mining:     As disclosed by Glencairn, if mining is undertaken, all ores will be mined from one open pit, crushed to 80% minus ¼ inch, higher grade ore will be crushed to 80% minus 65 mesh and agglomerated with the lower grade ore prior to stacking on the heap leach pad.  Their metallurgical tests indicate gold recoveries of around 79%.

Production Model:     The base case production model as disclosed by Glencairn calls for 60,000 oz./year for 7.3 years at a mill rate of 5,745 tonnes/day at a strip ratio of 1.32:1.  Capital costs are estimated at $26 million and projected cash operating costs are $198 per oz.

Benzdorp Property, Suriname

Introduction:     Benzdorp is historically the most prolific gold producing region in the Republic of Suriname with alluvial production exceeding 1 million oz. gold.

Current Status:     Benzdorp is an early-stage exploration project with a new bulk tonnage, low grade porphyry gold-copper discovery zone and many other gold prospects areas that require further work.  In the first quarter of 2004, the final transfer of the Benzdorp property exploration concessions from Grassalco to Benzdorp Gold N.V., was completed, when the Articles of Incorporation for Benzdorp Gold N.V. received Suriname presidential assent.  Canarc owns 40% of the voting shares of Benzdorp Gold N.V., and holds an option to earn an additional 40% currently in escrow by paying $300,000 to Grassalco and spending at least $5 million on exploration prior to April 2005 but extended to December 2005 pursuant to amendments in April 2005, subject to a payment of $40,000 which was paid by Canarc in April 2005.  At December 31, 2004, Canarc had paid $300,000 to Grassalco and incurred approximately $4.7 million in exploration expenditures.

Canarc Resource Corp.

Form 20-F

Recent Work:     In the first quarter of 2004, Canarc commenced a Phase 2 exploration drilling program to estimate an initial mineral resource for the JQA discovery.  The JQA discovery area encompasses an area 600 m by 500 m, and is still open for expansion in several directions as well as depth.  In 2004, Canarc completed 3,984 metres of diamond drilling in 13 holes.  All 13 holes encountered significant porphyry gold mineralization in saprolite starting at surface.  Of the 11 holes that penetrated bedrock, 8 holes intersected strong porphyry gold-copper, stock-work mineralization over a 200 metre by 200 metre area, extending the JQA mineralized zone up to 350 metres in depth.  The porphyry gold mineralization in each of these 8 holes starts at surface, implying a very low strip ratio of waste to ore.  Higher grade gold mineralization was typically intersected in the near surface, oxidized saprolite and two of the holes bottomed in ore-grade mineralization in bedrock.  The JQA mineralized zone is wide open along strike, and to a certain extent at depth.  The deep drilling program for the JQA prospect also intersected significant copper values within the zone of mineralization.  These copper intersections are hosted by quartz stockworks confirming the porphyry nature of gold-copper mineralization at the JQA prospect.  Copper mineralization is a bit more intermittent than the gold mineralization.

In early 2005, Research Development Inc. (“RDI”) was retained to conduct flotation and leach tests on low grade, gold-copper, bedrock mineralization in the JQA prospect drill core.  Flotation tests on a relatively coarse grind size of 80% passing 65 mesh achieved 80% copper and 57% gold recoveries into the rougher concentrate without optimization.  This concentrate was then upgraded to a +20% copper concentrate in a cleaner circuit.

In 2005, Canarc plans to further assess the metallurgical characteristics of saprolite and bedrock mineralization from the JQA prospect in order to determine the viability of gold recovery, and preliminary metallurgical testing was completed in 2004.  Canarc also plans to conduct a Phase 3 drilling program, subject to financing, of about 3,000 metres in approximately 15 holes in order to extend the area of JQA mineralization in bedrock and to test other targets.

This project description is not compliant with NI 43-101.

Location and Access:     Southeastern Suriname, 300 km southeast of Parimaribo, the capital city, accessible by charter aircraft to the nearby Tabiki airstrip or by boat up the Marowijne River, then by ATV on the property roads.

Property Description:     Four exploration concessions measuring 42 km x 31 km, totaling 138,000 hectares.  Canarc holds an option to acquire an 80% interest (subject to a 20% NPI or 1½ to 6% NSR) in the subsurface mineral rights from Grassalco.

History:     Gold production was first recorded from Benzdorp in the late 1800s when English and Dutch companies exploited the alluvial deposits.  The Jungle Queen dredge produced over 500,000 oz. alone over a 40-year period.  In more recent times, hundreds of illegal small-scale miners typically produce up to 10,000 oz. gold each year by reprocessing the river gravels.  Canarc acquired its property option in 1996 and has spent $2 million on thousands of soil samples, hundreds of deep auger drill holes, and six long bulldozer trenches.

Geology:     Most of the known gold prospects occur on the easternmost 5% of the property within a northeast-trending greenstone belt of meta-volcanic and meta-sedimentary rocks intruded by dioritic plutons and crosscut by northeast north and northwest-trending structures.  Every creek for 20 km has produced or is currently producing placer gold.  Canarc has focused on four gold prospects that are now drill ready.  The JQA prospect

Canarc Resource Corp.

Form 20-F

alone measures 750 m long x 250 m wide averaging 1 gpt gold, open in all directions.  The exploration target here is a porphyry gold deposit of several hundred million tonnes containing 2.5 to 10 million oz. gold down to 250 m in depth.

Eskay Creek Property, British Columbia, Canada

Introduction:     The Eskay Creek property partially surrounds the high grade Eskay Creek mine of Barrick.  The property is joint ventured with Barrick (66 2/3%) and covers the favourable Eskay Creek ore horizon along strike and at depth.  Barrick explored the property systematically for Eskay Creek-type ore bodies.

Current Status:     Early stage exploration.  This project description is not compliant with NI 43-101.

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

In 2003, Barrick, as operator for the Eskay Creek property, sampled a high grade gold mineralised zone and found several altered and mineralised zones in Betty Creek Formation volcanic rocks.  Barrick also carried out IP geophysical surveying on the Eskay Creek property in the 22 zone area along strike to the south of the Eskay Creek mine.  Several chargeability highs were detected with represent untested anomalies within favourable rocks.  Barrick carried out a follow-up exploration mapping and sampling program in these prospect areas in 2004, but did not test these IP anomalies by drilling.  In late 2004, Barrick reported that no further work was recommended in several zones in the property.  However, Canarc’s management believes the untested IP anomalies represent additional exploration potential that should be drilled.

History:     The Eskay Creek gold-silver deposit was discovered in 1988 and commenced production in 1994.  The ore is so high grade (>3 oz. Gold equivalent per ton) that it is simply mined, crushed and shipped directly to smelters with no milling or concentrating.  Canarc’s Eskay Creek property partially surrounds Barrick’s Eskay Creek mine and has had over $3 million in exploration completed by Barrick.  Several mineral prospects have been drilled and potential targets still remain to be drilled.

Geology:     The Eskay Creek ore bodies are strata bound, volcanogenic sulfide deposits that occur within certain favourable rock types, specifically the hanging wall mudstones and the footwall ineralis.  This “Eskay Creek horizon” has been traced across the entire Eskay Creek property and several mineralized prospects have been found.  The footwall minerals are typically altered to chlorite and sericite, and the hanging wall mudstones carry semi-massive sulfide mineralisation, including pyrite, chalcopyrite, sphalerite, and various silver minerals, encased by pervasive carbonate alteration.

Sara Kreek Property, Suriname

Canarc Resource Corp.

Form 20-F

Introduction:     Sara Kreek is a development property located in the Republic of Suriname, South America.  The property has a small placer gold mine on it, that had production in 2001 of approximately 10,000 oz. gold from the placer mine and gravity recovery systems.  A second high grade, open pit lode mine is also ready for development, subject to financing.  The second open pit mine is in the saprolite, a weathered bedrock and has been mined by the operator of the placer mine.  The Sara Kreek property produced over 500,000 oz. gold historically and Canarc’s management believes it has the potential for additional discoveries in the million oz. plus range.

Current Status:     In 1999, Canarc completed a feasibility study recommending commercial production from one of the several lode prospects on the property.  Management was seeking project financing for the new DP lode mine.  Due to the lack of activity on the project since 1999, Canarc wrote-down the property in 2002 by $1,717,000 to reflect management’s estimate of the property’s recoverable value.  In fiscal 2004, the Sara Kreek property was further written-down by $3,184,000 to a nominal $100,000 based upon CAD GAAP.  A loan to the vendor that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remains outstanding and continues to be owed to Canarc.  The write-down of the property for accounting purposes does not affect Canarc’s legal claim and right to recover the outstanding loan plus accrued interest owed to it, and Canarc continues with its collection efforts.

This project description is not compliant with NI 43-101.

Recent Work:     Exploration to seek out the underlying lode sources to the placer gold began in earnest in 1994.  In 1999, Canarc had completed 20,000 soil and silt samples, hundreds of deep auger holes, several kms of machine trenching and 28 diamond drill holes at a cost exceeding $4 million.  Canarc also completed a feasibility study on the DP zone that recommends commercial production from a small, high grade, open pit to produce 13,500 oz. at a cash cost of $62 per oz.  No further exploration programs were implemented since 1999, and the property was written down in 2002 to reflect management’s estimate of the property’s net recoverable value and in 2004 was further written-down by $3,184,000 to a nominal $100,000 based upon CAD GAAP.

Location and Access:     East central Suriname, 160 km south of Paramaribo, the capital city, accessible by charter aircraft to a 1,500 ft. airstrip on the property or by boat across Van Blommestein Lake (a large, man-made lake for a hydroelectric project), then by truck on the property access road.

Property Description:     One Exploitation Concession measuring 17 km x 19 km, totalling 22,500 hectares.  Canarc owns a 100% interest (subject to a 20% NPI or 1½ to 5½% NSR) in the subsurface mineral rights, as well as an 80% interest (reverting to 50% after payback of our investment) in the surface mineral rights.  Canarc’s local partner, Suriname Wylap Development Corp., currently operates the placer mine on the property.

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

Canarc Resource Corp.

Form 20-F

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

Reserves:     DP mine reserves were estimated at 16,000 oz. gold contained in 65,000 tonnes soft saprolite ore grading 7.5 gpt, still open in 3 directions.  No reserves are estimated for the placer mine but there are several kilometres of known gold-bearing creek gravels that should support many years of placer mining.

Mining:     DP mine methods were presumed to be shallow open pit truck and shovel operation, no drilling or blasting, 8:1 strip ratio, 8½ month mine life.  The placer mine is an open pit, excavator and hydraulicing operation.

Processing:     DP mine process was predicted to generate an 85%+ recovery using gravity methods.  The ore is cleaned and screened in a trommel, reduced to ¼ inch in a crusher, ground to 80%-200 mesh in a ball mill, and the gold is separated using Falcon concentrators and a shaking table.  A bulk sample for metallurgical testing consistently returned higher grades than the channel sampling.  The placer mine recovers coarse gold only with sluice boxes.

Exploration Target:     The exploration target at Sara Kreek is for shear-hosted gold deposits of several million tonnes containing up to one million oz. gold or more to 300 m depth.  The two main gold mineralized shear zones have been traced semi-continuously over 13 km of combined strike length on the property.

Production Model:     Base case production for the DP mine is 13,600 oz. over a 9 month period, with capital costs estimated at $1.25 million and total operating costs coming in at $62 per oz.  Similar positive exploration results were found at the EB, WP and PP prospects, leading management to believe that production will come from several high grade open pits.

Plants and Equipment

The Registrant has no other material tangible fixed assets other than the equipment and buildings located on the Registrant’s New Polaris Property, as described in Items 4.D, and exploration, drilling and camp equipment and general office equipment in Suriname, and general office equipment at its offices located in Canada and Suriname.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Canarc Resource Corp.

Form 20-F

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant’s financial statements are stated in United States dollars and are prepared in accordance with CAD GAAP.  Reference is made to Note 11 of the consolidated financial statements of the Registrant included herein for discussion of the material differences between CAD GAAP and U.S. GAAP and their effect on the Registrant’s financial statements.

Canadian and United States Generally Accepted Accounting Principles:     The audited consolidated financial statements of the Registrant are prepared in accordance with CAD GAAP.  Accounting practices under CAD GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

-

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Registrant is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  SEC staff has indicated that their interpretation of U.S. GAAP requires resource property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Registrant has expensed all mineral property exploration costs for U.S. GAAP purposes.

-

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains being recorded in operations.

-

United States Statement of Financial Accounting Standards No. 123 (“SFAS 123”) “Accounting for Stock-Based Compensation”, requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations.  SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 (“APB 25”).  To December 31, 2002, the Registrant had elected to measure compensation cost for its plans using APB 25 for U.S. GAAP purposes.  As a result of changes to Canadian GAAP for the year ended December 31, 2002, there were no material differences in the treatment by the Registrant with respect to stock-based compensation under U.S. and Canadian GAAP for the year ended December 31, 2002.

United States Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”, permits the Registrant to adopt a fair value methodology on a prospective basis.  Effective January 1, 2003, for U.S. GAAP purposes the Registrant prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

For the years ended December 31, 2004, 2003 and 2002, there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under U.S. GAAP, and therefore no differences exist.

-

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties.

Canarc Resource Corp.

Form 20-F

-

Under U.S. GAAP, employee and director remuneration would include the stock-based compensation expense reported separately for CAD GAAP.

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

-

During 2004 and 2003, the Registrant considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Registrant’s financial statements, based on the current stage of the Registrant’s resource properties.

Further details are provided in Note 11 of the audited consolidated financial statements for the year ended December 31, 2004.

5.A     Operating Results

In accordance with an acceptable accounting policy under CAD GAAP, all costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration expenditures, net of any recoveries and write-downs.

The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable and for settlement of expenditures.

The Registrant is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies.  The Registrant is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Fiscal Year 2004 – Year ended December 31, 2004 compared with December 31, 2003

The higher net loss for the year ended December 31, 2004 relative to fiscal 2003 was primarily attributable to the write-down of mineral properties, more specifically the Sara Kreek property in accordance with CAD GAAP.  In fiscal 2004, the Sara Kreek property was written-down by $3,184,000 to $100,000.  However a loan of $400,000 plus accrued interest continues to be owed to Canarc for the Sara Kreek property, and such write-down does not adversely reduce Canarc’s legal claim and right to recover such debt owed to it, and Canarc

Canarc Resource Corp.

Form 20-F

continues with its collection efforts.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses, and have a cumulative increase of about 21% relative to 2003, reflecting the addition of staff in the middle of fiscal 2003 and ancillary functions to support ongoing corporate and financing activities and more active exploration and drilling programs of Canarc for the New Polaris property in British Columbia and for the Benzdorp property in Suriname in 2004 which continued from 2003.  A foreign exchange gain was recognized in fiscal 2004 as the United States dollar depreciated during the year ended December 31, 2004, given that certain accounts of Canarc are maintained in Canadian dollars which would conversely appreciate relative to the U.S. dollar and given its financial statements are stated in terms of U.S. dollars.  The depreciation in the U.S. dollar was more significant in the 2003 fiscal year which resulted in a higher foreign exchange gain from the translation of CAD$ stated accounts to US$ amounts.  The stock-based compensation expense reflects the granting of stock options during the year and was slightly higher in 2004 than in 2003 even though fewer options were granted in 2004.  This is attributable to the higher expected stock price volatility in 2004 than in 2003.  Other income reflects the gains realized from the disposition of marketable securities.  These gains increased significantly in 2004 as Canarc disposed of shares of Endeavour Silver Corp. (“Endeavour”), a company which share certain common directors, in which gains of $662,548 were realized.  Mineral expenditures, net of recoveries, increased by 49% in 2004 relative to 2003, as Canarc completed the Phase 2 drilling program for Benzdorp and the Phase 1 in-fill drilling program for the New Polaris property in 2004.

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

Environmental Liabilities

Canarc Resource Corp.

Form 20-F

The Registrant’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it operates have not yet fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of CAD$249,000 have been placed with regulatory agencies in respect to the Registrant’s major property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Registrant’s mineral property interests.

Critical Accounting Policies

For the Registrant’s exploration activities, there is no product, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Registrant’s future financial success are dependent upon the extent to which it can discover mineralization and the economic viability of advancing such properties beyond the exploration stage.  Such activities may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Registrant’s control.  The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant’s control such as the market value of the metals.

As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Registrant’s mineral reserves, the estimation of such reserves is significant to the Registrant’s position and results of operations.  As of the date of this registration statement, the Registrant has not established any reserves on its property interests.

In accordance with an acceptable accounting policy under CAD GAAP, all costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.  The amounts for resource properties as shown in the Registrant’s consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.  The following section includes a discussion of the accounting principles for resource properties in accordance with U.S. GAAP.

5.B     Liquidity and Capital Resources

The Registrant is in the exploration stage and has not yet determined whether its mineral properties contain reserves.  The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Registrant to obtain the necessary financing to advance the properties beyond the exploration stage and future profitability of the properties.

Material increases or decreases in the Registrant’s ability to obtain financing are substantially determined by the success or failure of the Registrant’s exploration programs and overall market conditions for smaller resource companies.

Canarc Resource Corp.

Form 20-F

Since its incorporation in 1987, the Registrant has endeavored to secure valuable mineral properties that in due course could provide the Registrant with cash flow which would be used to undertake work programs on other projects.  To that end, the Registrant has expended its funds on mineral properties which it believes has merit.  As a result, the Registrant has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

Canarc has incurred significant operating losses and has an accumulated deficit of $40,020,000 at December 31, 2004.  Furthermore, Canarc has working capital of $1,306,000 as at December 31, 2004, which is not sufficient to achieve Canarc’s planned business objectives.  Canarc’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of Canarc to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet Canarc’s liabilities as they become payable.  Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, Canarc will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  Canarc does not expect to realize any operating revenues from its properties in the foreseeable future.

The following table contains selected financial information of Canarc’s liquidity:

	December 31,	December 31,
(in $000s)	2004	2003

Cash and cash equivalents	$ 715	$ 1,902
Working capital	$ 1,306	$ 1,824

Canarc had significantly more cash and cash equivalents and working capital at December 31, 2003 than at December 31, 2004.  This was largely attributable to Canarc completing four private placements in 2003 which raised equity financing of CAD$3,789,500.  In fiscal 2004, Canarc closed only one private placement which provided equity financing of CAD$487,500.  However the exercise of options and warrants provided proceeds of CAD$1,134,050 in fiscal 2004, whereas the exercise of options and warrants only provided proceeds of CAD$141,050 in fiscal 2003.

Canarc’s Phase 1 in-fill drilling program for the New Polaris property and the Phase 2 drilling program for the Benzdorp property, both of which were completed in fiscal 2004, and ongoing operating expenses reduced its cash resources and its working capital at December 31, 2004 relative to December 31, 2003 year end.  In fiscal 2004, further expenditures of $461,000 were incurred for the New Polaris property and $1,263,000 for the Benzdorp property.

Proceeds from the disposition of marketable securities increased from $588,000 in 2003 to $1,245,000 in 2004, primarily from the disposition of Canarc’s shareholdings in Endeavour, which increased in value.  Its investment in Endeavour also contributed to the increase in the overall quoted market value of Canarc’s marketable securities which increased from $564,553 at December 31, 2003 to $2,077,782 at December 31, 2004.

Canarc Resource Corp.

Form 20-F

As at March 31, 2005, Canarc has cash and cash equivalents of $353,000 and a working capital of $1,315,000.

Canarc has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements.  Item 5.F provides details of contractual obligations.  Canarc will continue to rely upon equity financing as its principal source of financing its projects.

5.C     Research and Development, Patents and Licenses, etc.

The Registrant does not currently carry out research and development activities.

Items 4.A, 4.D, 5.A and 5.F provide details of the Registrant’s mineral property exploration activities, acquisitions and write-downs.

5.D     Trend Information

The Registrant knows of no trends, demand, commitments, events or uncertainties that are reasonably likely to have a material effect on the Registrant’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause financial information not necessarily to be indicative of future operating results or financial condition.

The Registrant currently has no active business operations that would be effected by recent trends in productions, sales, etc.  The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E     Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the year ended December 31, 2004.

Shareholder Rights Plan

On May 31, 2005, the shareholders of the Registrant approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Registrant makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Registrant held.  Each Right

Canarc Resource Corp.

Form 20-F

entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Registrant.  The Rights expire on April 30, 2015.  Item 10.B provides further details.

On October 25, 1995, the Registrant approved a shareholder rights plan which became effective on November 14, 1995 and expired in November 2003.

Share Appreciation Rights

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

5.F     Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Mexico and Suriname, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2004:

		Payments Due by Period				Others
		Less than			More than		Number
	Total	1 year	1-3 years	3-5 years	5 years	Amount	of Shares

Benzdorp:
Expenditure commitment	$290,000	$290,000	$-	$-	$-	$-	-
On commercial production (1)	-	-	-	-	-	450,000	-

Sara Kreek:
On commercial production	-	-	-	-	-	-	200,000

Net Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-	150,000

Sonia II:
Option payments	240,000	20,000	220,000	-	-	-	-

Total	$530,000	$310,000	$220,000	$-	$-	$450,000	350,000

(1)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Registrant determines which properties continue to be of merit and abandons those with which it does not intend to proceed.

Canarc Resource Corp.

Form 20-F

As at March 31, 2005, expenditure commitments for the Benzdorp property were reduced to $239,000, and an option payment of $40,000 was paid.

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

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A     Directors and Senior Management

In accordance with the provisions of the Business Corporations Act (British Columbia) the overall control of the business and affairs of the Registrant is vested in its board of directors.  The board of directors of the Registrant currently consists of five members elected by the shareholders of the Registrant at each annual meeting of shareholders of the Registrant.

The directors and senior management of the Registrant as of June 16, 2005 are:

Name and Province/State andCountry of Residence(1)	Principal Occupation and Occupation during the Past 5 Years(1)	Current Position with the Registrant and Period of Service

Canarc Resource Corp.

Form 20-F

COOKE, Bradford British Columbia, Canada	President and CEO of Canarc Resource Corp.	President, Chief Executive Officer and Director (since January 22, 1987)
THEODOROPOULOS, Chris (2) British Columbia, Canada	Associate Counsel, Getz Prince Wells LLP	Director (since March 12, 1996)
BULLOCK, Derek Ontario, Canada	President, Delitova Corporation	Director (since March 12, 1996)
HARRIS, Leonard (2) Colorado, U.S.A.	Retired	Director (since June 5, 2001)
PRICE, William (2) California, U.S.A.

Retired; Chairman of William L. Price Charitable Foundation; Formerly Chairman, CEO and Chief Investment Officer of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC); Formerly Global Equity Chief Investment Officer of Allianz Global Investors AG

Director (since May 31, 2005)
LOCKWOOD, Stewart British Columbia, Canada	Barrister & Solicitor, Vector Corporate Finance Lawyers	Secretary (since 1994)
YEE, Philip British Columbia, Canada	Chief Financial Officer, Finance Manager and/or Controller for Canarc Resource Corp.; Controller for Augusta Group from 1996 to 2003	Chief Financial Officer, Finance Manager and/or Controller (since May 2003)

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Registrant, has been furnished by the respective directors individually.

(2)

Members of the Audit Committee.

No director or officer has any family relationship with any other director or officer.  The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant.  Officers hold office at the pleasure of the directors.

To the best of the Registrant’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Registrant’s officers or directors was selected as an officer or director of the Registrant.

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

During the fiscal period ended December 31, 2004, the aggregate cash compensation incurred by the Registrant to all individuals who were directors and officers in all capacities as a group was CAD$253,221.

Canarc Resource Corp.

Form 20-F

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2004, 2003 and 2002.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary (CAD$) (c)	Bonus (CAD$) (d)	Other Annual Compensation (CAD$)(2) (e)	Securities Under Options/ SARs granted (#) (1) (f)	Restricted Shares or Restricted Share Units (CAD$) (g)	LTIP Payouts (CAD$) (h)	All Other Compensation (CAD$) (i)
Bradford J. Cooke Chief Executive Officer and President	2004 2003 2002	181,000 120,000 120,000	0 30,000 0	8,000 0 0	200,000 500,000 500,000	0 0 0	0 0 0	0 0 0
Chris Theodoropoulos Director	2004 2003 2002	0 0 0	0 0 0	8,000 0 0	150,000 200,000 200,000	0 0 0	0 0 0	0 0 0
Derek Bullock Director	2004 2003 2002	0 0 0	0 0 0	8,000 0 0	150,000 200,000 200,000	0 0 0	0 0 0	0 0 0
Leonard Harris Director	2004 2003 2002	0 0 0	0 0 0	8,000 0 0	150,000 200,000 200,000	0 0 0	0 0 0	0 0 0
Stephen Macklem (3) Former Director	2004 2003 2002	0 0 0	0 0 0	2,500 0 0	500,000 (4) 0 0	0 0 0	0 0 0	0 0 0
Philip Yee (5) Chief Financial Officer	2004 2003 2002	37,721 39,000 n/a	0 0 n/a	0 9,750 (6) n/a	50,000 150,000 n/a	0 0 n/a	0 0 n/a	0 0 n/a

(1)

An Incentive Stock Option Plan was created by the Registrant in June 1993 and revised in October 1994, May 1996, May 1998 and May 2005.  Full-time employees of the Registrant are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors.  The Registrant does not currently have a pension plan.

Canarc Resource Corp.

Form 20-F

(2)

Effective fiscal 2004, all directors are paid CAD$2,000 per quarter in their capacity as Directors of the Registrant.

(3)

Stephen Macklem was appointed to the Board of Directors on September 7, 2004 and resigned on May 10, 2005.

(4)

Options for 250,000 shares are not exercisable until the market price of the Registrant’s shares closes above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive trading days.

(5)

Philip Yee did not perform duties as a Chief Financial Officer prior to 2003.

(6)

Consulting fees paid.

The following table sets forth information concerning grants of stock options under the Registrant’s Stock Option Plan during the fiscal period ended December 31, 2004 to each of director and officer of the Registrant.  No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2004:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2004 to December 31, 2004

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer, President and Director	Feb. 17, 2004 Oct. 25, 2004	Common shares Common shares	100,000 100,000	$1.00 $0.70	Feb. 17, 2009 Oct. 25, 2009
Chris Theodoropoulos Director	Feb. 17, 2004 Sept. 7, 2004	Common shares Common shares	50,000 100,000	$1.00 $0.70	Feb. 17, 2009 Sept. 7, 2009
Derek Bullock Director	Feb. 17, 2004 Sept. 7, 2004	Common shares Common shares	50,000 100,000	$1.00 $0.70	Feb. 17, 2009 Sept. 7, 2009
Leonard Harris Director	Feb. 17, 2004 Sept. 7, 2004	Common shares Common shares	50,000 100,000	$1.00 $0.70	Feb. 17, 2009 Sept. 7, 2009
Stephen Macklem Director (resigned May 10, 2005)	Sept. 7, 2004	Common shares	500,000 (1)	$0.70	June 9, 2005
Stewart Lockwood Secretary	N/A	N/A	Nil	N/A	N/A
Philip Yee Chief Financial Officer	Feb. 17, 2004	Common shares	50,000	$1.00	Feb. 17, 2009

(1)

Options for 250,000 shares are not exercisable until the market price of the Company’s shares closes above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive trading days.

Canarc Resource Corp.

Form 20-F

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2004 fiscal year, there were no exercise of share appreciation rights by directors and officers.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant’s executive compensation program is administered by the board of directors (the “Board”).

Compensation of Directors

Prior to fiscal 2004, the Registrant did not compensate its directors in their capacities as such.  Bradford J. Cooke, the President and Chief Executive Officer, receives a cash compensation as consideration for his duties as an operating officer of the Registrant as disclosed in the Summary Compensation Table above.  Previously, all other directors of the Registrant received no cash compensation from the Registrant other than reimbursement for out-of-pocket expenses incurred on behalf of the Registrant.

However at a Board of Directors’ meeting held on June 17, 2004, it was resolved that each director shall earn a remuneration of CAD$2,000 per quarter as compensation in his capacity as a director effective January 1, 2004.

During the fiscal year ended December 31, 2004, the Registrant granted stock options to directors for up to 1,150,000 common shares, of which 250,000 options have an exercise price of CAD$1.00 and an expiry date of February 17, 2009, and 800,000 options have an exercise price of CAD$0.70 and an expiry date of September 7, 2009 (of which options for 250,000 shares are not exercisable until the market price of the Company’s shares closes above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive trading days) and 100,000 options have an exercise price of CAD$0.70 and an expiry date of October 25, 2009.

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2004 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

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

Form 20-F

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

Stock Options

A Stock Option Plan is administered by the Board.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Registrant to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

Other Compensation

For the fiscal period ending December 31, 2004, the Board has an employment agreement with the Registrant’s Chief Executive Officer.  The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer

Canarc Resource Corp.

Form 20-F

does not continue in the employ of the Registrant.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years’ salary.

Directors’ and Officers’ Liability Insurance

In fiscal 2004, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.  The policy has a $1,000,000 limit of liability, retentions ranging from $nil to $150,000, and a policy period from October 29, 2004 to October 29, 2005.

Performance Graph

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 1999 and ending December 31, 2004.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(in term of Canadian dollars)

The graphs assume that the initial value of the investment on the stock exchange in the Registrant’s common shares and in the indice was CAD$100 on the initial date.

6.C     Board Practices

Statement Of Corporate Governance Practices

Canarc Resource Corp.

Form 20-F

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

Strategic planning is at the forefront of deliberations at meetings of the Board of Directors.  Strategic meetings, in addition to regular meetings of directors, are also held on a periodic basis.  Management reports regularly to the Board of Directors in relation to the principal risks which could potentially affect the Registrant’s business activities.  Management also responds to specific risk-related issues identified by Directors or by management, with the assistance of expert outside advisors when required.  Management is required by the Board to comply with all statutory and regulatory obligations relating to communications with shareholders and the general public.  The Registrant distributes written reports to shareholders each quarter, and maintains a program of regular communications with analysts and other members of the financial community.  Inquiries from shareholders and others are welcomed, and receive a timely response from the appropriate officer or employee of the Registrant.

2.  Composition of the Board of Directors and Relationship to Significant Shareholder(s) - The Registrant has five Directors.  All of these individuals qualify as unrelated directors, and unrelated Directors thereby constitute a majority of the Board.  In the Board’s view, the ratio of unrelated to related Directors, as outlined above, fairly reflects the investment in the Registrant by shareholders.

There is no significant shareholder of the Registrant apart from William Price, a director of the Registrant, and from those disclosed in this Form 20-F including those disclosed in Item 7.  As at June 16, 2005, William Price controlled, either directly or indirectly, 6,248,000 common shares of the Registrant, representing 10.68% of the Registrant at that time.  William Price became a director of the Registrant at May 31, 2005.  Item 7 provides further details.

3.  Analysis of Status of Directors as “Unrelated” - According to the TSX Guidelines, an “unrelated director” is one who is independent of management and is free from any interest, business relationship or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act or exercise judgment in the best interests of the Registrant, other than those arising from shareholdings.

Other than interests and relationships arising from shareholdings of Directors, Messrs. Chris Theodoropoulos, Derek Bullock, Leonard Harris and William Price are independent of management of the Registrant and free of any interest which could, or could reasonably be perceived to, interfere with their respective abilities to act with a view to the best interests of the Registrant.

4.  Committee for Nomination and Assessment of Directors - The Board does not, at present, have a Nominating Committee composed exclusively of non-management directors, a majority of whom are unrelated

Canarc Resource Corp.

Form 20-F

directors, for the purpose of proposing to the full Board new nominees for election as Directors, and for assessing Directors on an on-going basis.  Given the Registrant’s current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard.  The entire Board will assess potential nominees and take responsibility for selecting new directors, thereby fulfilling the intent of the TSX Guidelines.

5.  Assessment of Effectiveness and Contribution - For the reasons outlined under guideline 4 above, the Board has not established a Nominating Committee for assessing, in a separate process, the effectiveness of the Board as a whole, that of committees of the Board, or the contribution of individual Directors.

6.  Orientation and Education Program for the Board - Management ensures that a new appointee to the Board of Directors receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.

7.  Size of the Board of Directors - The Articles of the Registrant presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Registrant (excluding additional directors that may be appointed between annual general meetings).  The Board of Directors is of the view that five directors is an appropriate number and facilitates effective decision-making.

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

9.  Composition of Board Committees - At present, the only Committee established by the Board is the Audit Committee (discussed below).  The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance or Compensation Committee is appropriate having regard to cost and time issues and the shareholder structure of the Registrant and the size of the Registrant.

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

12.  Independence of the Board of Directors - The Chairman of the Board is a member of management, as is the norm with companies with similar size.  However, the Directors feel that this is not an impediment to the proper discharges of the directors’ responsibilities.  Furthermore, management believes the interaction between

Canarc Resource Corp.

Form 20-F

senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors’ experience is brought to bear when needed by management.  The unrelated Directors believe that their majority on the Board, their knowledge of the Registrant’s business and their independence are sufficient to facilitate the functioning of the Board independently of management.  The unrelated Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

13.  Audit Committee - The Registrant’s Audit Committee is made up of Messrs. Chris Theodoropoulos, Leonard Harris and William Price.  A majority of the members of the Audit Committee are not officers or employees of the Registrant.  The Board is of the view that the present composition of the Audit Committee is appropriate having regard to the size and current stage of development of the Registrant.  The Audit Committee meets at least once each quarter and is responsible for, but not limited to, reviewing the quarterly and annual financial statements, assessing the effectiveness of internal control procedures, ensuring that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits, and evaluating the performance of the Registrant’s auditors.  Meeting procedures provide for direct communication between the Committee and members of management, and between the Committee and the external auditor.  Management provides confirmation to the Committee on a periodic basis that the appropriate financial control procedures are in place.

Effective as of May 31, 2005, the Board has adopted a charter with respect to its Audit Committee.

14.  Engagement of Outside Advisers - The Audit Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and to set and pay their compensation.  For all other committees, if any, no formal procedure has been established to allow committees or individual directors to engage outside advisors, independent of management, at the expense of the company.  A request of this kind could be brought before the entire Board for assessment and approval, and the appropriate arrangements would be implemented at that time.

6.D     Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada, and, with respect to its Central and South American activities, from offices in Mexico, Barbados and Suriname.  As of May 31, 2004, the Registrant had a staff of nine employees based in Vancouver, BC, Canada, and a staff of two employees based in Suriname.

6.E     Share Ownership

As at June 16, 2005, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

Share Ownership	Number of Stock Options

Canarc Resource Corp.

Form 20-F

Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chief Executive Officer, President and Director	580,480	0.99%	700,000 50,000 200,000 750,000 250,000 250,000 100,000 100,000	$0.69 $0.25 $0.26 $0.27 $0.52 $0.52 $1.00 $0.70	Oct. 3, 2007 Apr. 20, 2009 Sept. 30, 2009 June 23, 2010 June 9, 2008 June 12, 2008 Feb. 17, 2009 Oct. 25, 2009
Chris Theodoropoulos Director	Nil	Nil	12,500 12,500 50,000 200,000 50,000 100,000	$0.92 $0.65 $0.69 $0.52 $1.00 $0.70	July 4, 2007 Aug. 22, 2007 Oct. 3, 2007 June 9, 2008 Feb. 17, 2009 Sept. 7, 2009
Derek Bullock Director	5	0.00%	25,000 25,000 100,000 50,000 50,000 100,000	$0.92 $0.65 $0.83 $0.52 $1.00 $0.70	July 4, 2007 Aug. 22, 2007 Nov. 10, 2007 June 9, 2008 Feb. 17, 2009 Sept. 7, 2009
Leonard Harris Director	200,000	0.34%	200,000 50,000 100,000	$0.52 $1.00 $0.70	June 9, 2008 Feb. 17, 2009 Sept. 7, 2009
William Price Director	6,248,000	10.68%	Nil	Nil	Nil
Stewart Lockwood Secretary	14,174	0.02%	45,500 100,000 100,000	$0.92 $0.65 $0.52	July 4, 2007 Jan. 29, 2008 June 9, 2008
Philip Yee Chief Financial Officer	Nil	Nil	150,000 50,000	$0.52 $1.00	June 9, 2008 Feb. 17, 2009

(1)

As at June 16, 2005, the Registrant had 58,525,115 common shares issued and outstanding.

(2)

Common shares.

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 16, 2005 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates
85,500	$0.92	July 4, 1997	July 4, 2007

Canarc Resource Corp.

Form 20-F

39,500	$0.65	August 22, 1997	August 22, 2007
750,000	$0.69	October 3, 1997	October 3, 2007
100,000	$0.83	November 10, 1997	November 10, 2007
100,000	$0.65	January 29, 1998	January 29, 2008
54,000	$0.25	April 20, 1999	April 20, 2009
200,000	$0.26	September 30, 1999	September 30, 2009
750,000	$0.27	June 23, 2000	June 23, 2010
80,000	$0.17	January 16, 2002	January 16, 2007
190,000	$0.34	August 28, 2002	August 28, 2007
20,000	$0.51	February 10, 2003	February 10, 2008
1,060,000	$0.52	June 9, 2003	June 9, 2008
250,000	$0.52	June 12, 2003	June 12, 2008
50,000	$1.05	November 10, 2003	November 10, 2005
550,000	$1.00	February 17, 2004	February 17, 2009
300,000	$0.70	September 7, 2004	September 7, 2009
100,000	$0.70	October 25, 2004	October 25, 2009
4,679,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates
133,750	$1.25	November 13, 2003	November 13, 2005
1,540,000	$1.10	November 13, 2003	November 13, 2005
50,000	$1.25	December 30, 2003	December 30, 2005
1,723,750	TOTAL

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

Incentives to participate under the Plan may be provided by the granting of share options or share appreciation rights (SARs).  The share appreciation right entitles the participant in the Plan to elect, subject to approval by the Board of Directors, in lieu of exercising an outstanding share option, to receive the number of common shares of the Registrant equivalent in value to the difference between the option exercise price and the net existing market price of the Registrant’s common shares multiplied by the number of common shares over which he could otherwise exercise his option.

Canarc Resource Corp.

Form 20-F

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant’s Plan allows it to grant options to its employees, directors and consultants to acquire up to 12,374,095 common shares, of which options for 5,649,000 common shares are outstanding as at December 31, 2004, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The purchase price per common share for any option granted under the Plan shall not be less than the 5-day average of the high and low trading prices of the Registrant’s shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant;  and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

At the Registrant’s annual general meeting held on May 31, 2005, shareholder approval was provided for the increase of 6,000,000 shares in the maximum aggregate number of common shares which may be reserved for issuance under the Plan from 5,696,450 shares to 11,696,450 shares.

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

As at June 16, 2005, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Canarc Resource Corp.

Form 20-F

Title of Class	Identity of Person or Group	Shares Owned (2)	Percentage of Class (1)
Common Shares	CEDE & Co. New York, New York, U.S.A.	26,714,413 (3), (4)	45.65%
Common Shares	CDS & Co. Toronto, Ontario	21,500,467 (3), (4)	36.74%
Common Shares	William Price (5) Redwood City, California, U.S.A.	6,248,000 (6)	10.68%
Common Shares	Officers and Directors as a group	7,042,659 (6)	12.03%

(1)

As at June 16, 2005, the Registrant had 58,525,115 common shares issued and outstanding.

(2)

Common shares.

(3)

Owners of record only.  CDS & Co. is a clearing agency through which Canadian brokers and dealers hold their securities.  CEDE & Co. is a U.S. clearing agency.  The Registrant believes that all of these shares are held by the registered holder in a fiduciary, trustee, or nominee capacity, and the identities of the beneficial owners of such shares are not known to the Registrant and, except for named individuals and the officers and directors as a group, the Registrant is not aware of any person or group of persons which beneficially owns more than 5% of the Registrant’s outstanding common shares.

(4)

Certain of these shares may be held in “street form” and may be included in the shares registered in the name of CDS & Co. or CEDE & Co.

(5)

As at June 11, 2005, William Price controlled, either directly or indirectly, 6,248,000 common shares of the Registrant, representing 10.68% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,692,000 common shares through The William L Price Charitable Foundation.  William Price became a director of the Registrant at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of the Registrant.

(6)

William Price was elected to the Board of Directors at the Registrant’s annual general meeting held on May 31, 2005, and his shareholdings of 6,248,000 common shares are included in the 7,042,659 common shares held by officers and directors as a group.

In August 2002, Prudent Bear Funds Inc. (“Prudent Bear”) participated in the Registrant’s private placement and subscribed to 500,000 units at CAD$0.40 per unit.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant;  each full warrant entitled the holder to purchase one common share at CAD$0.50 for a period of two years.  In February 2003, Prudent Bear announced it had acquired control and direction, through Prudent Bear Fund, of over 8,662,000 common shares and warrants to purchase an additional 250,000 common shares of the Registrant, representing 18.77% of the issued and outstanding shares of the Registrant at that time.  As at June 19, 2003, Prudent Bear owned 8,662,000 common shares of the Registrant, representing 17.66% of the Registrant at that time.  Prudent Bear had no board nominee and exerted no direct control over any board member.  As at June 11, 2004 and to the best of the Registrant’s knowledge, Prudent Bear does not own more than 5%, if any, shares of the Registrant.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of June 16, 2005, there were 58,525,115 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 443 registered holders of the Registrant’s common shares resident in the United States (71% of all registered

Canarc Resource Corp.

Form 20-F

holders) holding 35,980,901 common shares.  This number represents approximately 61% of the total issued and outstanding common shares of the Registrant at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of the Registrant’s knowledge, the Registrant is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F, there is no arrangement known to the Registrant which may at a subsequent date result in a change of control of the Registrant.

7.B     Related Party Transactions

For the fiscal year ended December 31, 2004, the Company had transactions with related parties.  At December 31, 2004, amounts due to related party comprise balances owing to a company with certain common directors.  The amounts were for reimbursement of costs in the normal course of business and for out-of-pocket property expenditures of $69,500 charged by Endeavour to Canarc.  At December 31, 2004, Canarc had a balance due to Endeavour of CAD$142,476.  In April 2004, Canarc participated in a private placement for 500,000 units of Endeavour at CAD$1.60 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitles Canarc to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

In each case the transactions described below were, in the Registrant’s view, completed on terms no less favourable to the Registrant than if they had been entered into with unaffiliated parties.

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

Interest of Insiders in Material Transactions

Canarc Resource Corp.

Form 20-F

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2004 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

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

(a)

Consolidated Balance Sheets as of December 31, 2004 and 2003;

(b)

Consolidated Statements of Operations and Deficit for each of the years ended December 31, 2004, 2003, and 2002;

(c)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2004, 2003, and 2002;  and

(d)

Notes to the consolidated financial statements.

The Registrant is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on the Registrant’s financial position or profitability, including governmental proceedings pending or known to be contemplated.

Canarc Resource Corp.

Form 20-F

Dividend Policy

The Registrant has not, during its last five completed financial years, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Management intends for earnings, if any, to be retained to finance further growth and activities relating to the business of the Registrant.  Dividends will, in all probability, only be paid in the event the Registrant successfully brings one of its properties into production.

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

Canarc Resource Corp.

Form 20-F

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

Notwithstanding anything contained in the Registrant’s Articles of Incorporation, the Directors may from time to time capitalize any undistributed surplus on hand of the Registrant and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Registrant as a dividend representing such undistributed surplus on hand or any part thereof.

Legal Proceedings

The Registrant is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on the Registrant’s financial position or profitability.

8.B     Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2004 other than as disclosed in this Form 20-F.

At Canarc’s annual and extraordinary general meeting held in May 2005, the following items were transacted and approved by shareholders:

-

The increase in the maximum aggregate number of common shares which may be reserved under Canarc’s stock option plan (“Stock Option Plan”) from 5,696,450 shares to 11,696,450 shares.  The increase in the amount of shares reserved for issuance under the Stock Option Plan would total 6,000,000 shares and would require the approval of the Toronto Stock Exchange.  The increase of 6,000,000 shares would effectively reset the percentage of shares in the closing reserve balance to its original percentage of approximately 20% of the number of common shares issued and outstanding;

-

Shareholder Rights Plan Agreement dated April 30, 2005 between Canarc and Computershare Investor Services Inc.  Items 5.E and 10.B provide a summary of the Shareholder Rights Plan;

-

The Notice of Articles is altered to remove the application of the “Pre-Existing Company Provisions” as set forth in Table 3 of the Business Corporations Regulations under the Business Corporations Act (British Columbia).  Item 10.B provides further details;

-

The authorized capital has been increased from 100,000,000 common shares without par value to unlimited number of common shares without par value;  and

-

The replacement of the Articles with a new set of Articles which comply with the Business Corporations Act (British Columbia).  Item 10.B provides further details.

Canarc Resource Corp.

Form 20-F

ITEM 9.     THE OFFER AND LISTING

9.A     Offer and Listing Details

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

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)
1999	$0.37	$0.17
2000	$0.37	$0.14
2001	$0.19	$0.09
2002	$0.60	$0.11
2003	$1.34	$0.35
2004	$1.10	$0.49

Quarter	High (CAD$)	Low (CAD$)
2005
1st Quarter	$0.62	$0.49
2004
4th Quarter	$0.70	$0.49
3rd Quarter	$0.93	$0.54
2nd Quarter	$1.10	$0.78
1st Quarter	$1.09	$0.75
2003
4th Quarter	$1.34	$0.82
3rd Quarter	$1.04	$0.47
2nd Quarter	$0.62	$0.35
1st Quarter	$0.74	$0.42

Month	High (CAD$)	Low (CAD$)

Canarc Resource Corp.

Form 20-F

2005
May	$0.43	$0.34
April	$0.52	$0.41
March	$0.60	$0.49
February	$0.60	$0.49
January	$0.62	$0.54
2004
December	$0.60	$0.49

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

Canarc Resource Corp.

Form 20-F

ITEM 10.     ADDITIONAL INFORMATION

10.A     Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.A is not required.

10.B     Memorandum and Articles of Association

As at June 16, 2005, Canarc’s memorandum and articles of association are as follows:

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

3.

All common shares of the Registrant rank equally as to dividends, voting powers and participation in assets and in all other respects.  Each share carries one vote per share at meetings of the shareholders of the Registrant.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares.  The shares presently issued are not subject to any calls or assessments.  There is a Shareholders Right Plan as detailed in Item 10.B under Summary of Shareholders Rights Plan.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

10.

There are no conditions in the Memorandum and Articles governing changes in capital that are more stringent than is required by law.

Transition under the Business Corporations Act (British Columbia)

At Canarc’s annual and extraordinary general meeting held in May 2005, the shareholders approved the Notice of Articles be altered to remove the application of the “Pre-Existing Company Provisions” as set forth in Table 3 of the Business Corporations Regulations under the Business Corporations Act (British Columbia) and the replacement of the Articles with a new set of Articles which comply with the Business Corporations Act (British Columbia).  As at June 16, 2005, Canarc is still in the transition process, subject to regulatory approval.

Background

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “BCBCA”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed under the BCBCA.  The BCBCA modernizes and streamlines company law in British Columbia and represents an improvement over the Old Act.

Some Key Differences between the Old Act and the BCBCA

-

The BCBCA permits an unlimited authorized share capital, and shares may be created with or without par value.  The Old Act required that the authorized capital be fixed at a number approved by the shareholders.

-

There are no residency requirements for directors under the BCBCA.  The Old Act required that at least one director be a resident of British Columbia, and that a majority of the directors be resident in Canada.

-

Special Resolutions of shareholders may now be passed by a minimum of a two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

-

General meetings may now be held outside British Columbia if the location is approved by resolution of the directors.  Under the Old Act, a general meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies (the “Registrar”) to hold the general meeting elsewhere.

-

The requirement for public companies to publish advance notice of election of directors has been removed under the BCBCA.

-

The BCBCA provides for shareholder proposals to be made at general meetings.  Generally, shareholders holding at least 1% of the voting shares may submit proposals to the Registrant three months prior to the anniversary of the last annual general meeting of shareholders of the Registrant.

Canarc Resource Corp.

Form 20-F

-

Under the BCBCA, dividends may be declared out of profits, capital or otherwise.  As well, the BCBCA does not automatically make directors liable to the Registrant for the declaration of dividends while the Registrant is insolvent.

-

The BCBCA does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders.  Under the Old Act, the offer was required to be made pro-rata.

-

The BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended.  Defense costs may also be advanced by a company in certain cases.

-

All filings with the Registrar under the BCBCA must be made electronically, compared with paper filings required under the Old Act.

-

Directors’ and shareholders’ meetings may be held by any form of communications medium permitted under the Articles, including internet chat lines and telephones.  In addition, directors’ consent resolutions may be passed in the manner provided under the Articles, including e-mail.

-

A company may provide financial assistance in connection with the purchase of its shares under the BCBCA, which was not permitted under the Old Act.

-

A company may, in limited circumstances, amalgamate with a foreign company under the BCBCA, without the requirement to first continue the second company into British Columbia.  Amalgamations no longer require court approval, although court approval may still be requested.

Companies must transition under the BCBCA

Every British Columbia company must transition under the BCBCA within two years from the coming into force of the BCBCA.  Companies that have not completed the transition cannot complete various corporate actions, including capital alterations and name changes.

In order to transition to the BCBCA, a pre-existing British Columbia company must file a Transition Application with the Registrar.  The Transition Application also contains a “Notice of Articles” which, on filing, will replace the Registrant’s Memorandum.  Once transitioned, the Registrant will no longer have a Memorandum.  The Notice of Articles will set out, amongst other things, the corporate name, the authorized share structure of the Registrant and the names and addresses of the directors.  The Board of Directors has approved the filing of a Transition Application.  This is the first step under the mandatory transition to the BCBCA.

Under the BCBCA, a pre-existing British Columbia company is not required to change its Articles.  However, most public companies will likely wish to do so in order to take advantage of the more permissive provisions of the BCBCA.

Resolutions relating to the BCBCA which were passed at the annual and extraordinary meeting in May 2005:

Canarc Resource Corp.

Form 20-F

(a)

Removal of Pre-Existing Company Provisions

Under the BCBCA, the Notice of Articles to be adopted by the Registrant must indicate that certain “Pre-Existing Company Provisions” or “PCPs” continue to apply to the Registrant unless such provisions are removed with the approval of the shareholders by way of special resolution.  Until removed, the PCPs will impose the following provisions relevant to the Registrant.

-

The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders.  This is the majority that was required under the Old Act.  The BCBCA allows a special resolution to be passed by a minimum of a two-thirds vote.  The Registrant will reduce the requisite majority to pass a special resolution to two-thirds of the shares voted at a properly constituted meeting of shareholders;  and

-

A repurchase or redemption of shares can only be offered pro-rata to all shareholders.  The provision was required under the Old Act, and has been removed under the BCBCA.  The Registrant will remove this requirement.

The Board of Directors of the Registrant will remove the PCPs in connection with the adoption of a new form of Articles that incorporates provisions permitted under the BCBCA.  The removal of the PCPs requires the affirmative vote of not less than 75% of the votes cast at the Meeting, present in person or by proxy.  Accordingly, the Registrant’s shareholders were asked to consider and did approve a special resolution substantially in the form set forth below:

“BE IT RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions set forth in Table 3 of the Business Corporations Regulations under the Business Corporations Act (British Columbia) are hereby removed and no longer apply to the Company;

(b)

any director of the Company is authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions that may be necessary to effect the amendment;  and

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

(b)

Increase of Authorized Capital

As now permitted by the BCBCA, the Registrant proposed to alter its Notice of Articles to increase the Registrant’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.  The directors believe that limiting the authorized capital has no practical benefit to the Registrant and may delay and add cost to future capital raising activities of the Registrant.  The BCBCA recognized that companies should not be required to place limitations on their authorized capital and, accordingly, the ability to maintain an unlimited authorized capital is one of the advantages offered by the

Canarc Resource Corp.

Form 20-F

BCBCA.

The Board of Directors proposed to increase the authorized capital to an unlimited number of common shares without par value.  The resolution to increase the authorized capital must be passed by not less than 75% of the votes cast by the shareholders present in person or by proxy.  Accordingly, the Registrant’s shareholders were asked to consider and did approve a special resolution, substantially in the form set forth below:

“BE IT RESOLVED, as a special resolution, that:

(a)

the number of common shares authorized to be issued be increased to an unlimited number of common shares without par value and the Company’s Notice of Articles be altered accordingly;

(b)

any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions as may be necessary to effect the amendment;

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;

(d)

the alterations made to the Company’s Articles shall not take effect until the Notice of Articles contained in the Transition Application has been filed;

(e)

subject to deposit at the Company’s records office of this resolution and the directors’ resolution authorizing the transition, the solicitors for the Company are authorized and directed to electronically file the Transition Application and the Notice of Alteration with the Registrar of Companies.”

(c)

Replacement of Articles

The directors sought shareholder approval to replace the existing Articles (the “Existing Articles”) of the Registrant with a new form of Articles (the “New Articles”) that take advantage of the greater flexibility provided under the BCBCA.

The directors recommended that the Registrant adopt the New Articles which in form and substance will be consistent with the terms and provisions of the BCBCA.  The proposed New Articles were presented to the shareholders at the meeting in May 2005 and were approved by the shareholders.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Existing Articles;

•

Shareholder Resolutions at Meetings:     The requisite majority to pass a special resolution at a meeting of shareholders is decreased from a three-quarters majority to a two-thirds majority.

•

Location of Shareholder Meetings:     General meetings of shareholders may now, if the location is approved by directors’ resolution, be held outside British Columbia.

•

Time of Shareholder Meeting:     General Meetings of shareholders of the Registrant are required to be held each calendar year and not more than 15 months (rather than 13 months as was previously the case) after the holding of the last preceding annual general meeting.

•

Redemption and Repurchase:     Any offer by the Registrant to purchase or redeem its own shares, need

Canarc Resource Corp.

Form 20-F

not be made pro-rata to all the shareholders.

•

Resolutions Required to Effect Capital Alterations:     Changes to the Registrant’s capital structure may be effected by ordinary resolution, including the following changes:

•

creation or cancellation of one or more classes or series of shares;

•

creation or removal of special rights and restrictions attaching to any class or series of shares;

•

changing the authorized capital;

•

consolidating or subdividing all or any of the Registrant’s issued or unissued shares;  and

•

other alterations to the share capital and authorized capital, where permitted under the BCBCA.

•

Change of Name:     The Registrant’s name may be changed by ordinary resolution or resolution of the directors.

•

Director Indemnification:     The New Articles reflect the provisions of the BCBCA with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

•

Auditor’s Remuneration:     The remuneration of the auditor of the Registrant may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

•

Removal of Director:     A director of the Registrant may be removed as a director of the Registrant before the expiration of the director’s term of office pursuant to an ordinary resolution of the shareholders whereas under the Existing Articles and the Old Act, such removal of a director required a special resolution of the shareholders.

In addition, the BCBCA contemplates that companies may now adopt a provision in its Articles requiring an exceptional majority (in excess of that required to pass a special resolution) in respect of certain matters to be voted upon by shareholders.  Management does not intend to include in the New Articles any requirement for an exceptional majority.

The Board of Directors of the Registrant proposed to adopt the New Articles.  The adoption of the New Articles required and received an affirmative vote of not less than 75% of the votes cast at the meeting in May 2005 by the Registrant’s shareholders, in person or by proxy.

Accordingly, at the meeting in May 2005, the shareholders did approve a special resolution which provides for the cancellation of the existing Articles of the Registrant and the adoption of a new form of Articles as the Articles of the Registrant in substitution for, and to the exclusion of, the existing Articles of the Registrant.

The text of the special resolution, in substantially the form presented to and approved by the shareholders, subject to such changes not affecting the general intent as may be required by the regulatory authorities or by counsel for the Registrant, is set forth below:

“BE IT RESOLVED, as a special resolution, that:

(a)

the existing Articles of the Company, as filed with the British Columbia Registrar of Companies, be cancelled and that a new form of Articles be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

Canarc Resource Corp.

Form 20-F

(b)

any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions, or as may be required to carry out the full intent and meaning thereof;  and

(c)

the new form of Articles shall take effect upon deposit of this resolution at the Company’s records office.”

The foregoing amendments to the Notice of Articles and Articles, if approved by the shareholders, shall each take effect immediately on the date and time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies and, in the case of the Articles, upon their execution and delivery to the records office of the Registrant.  Note that the Articles are no longer required to be filed with the Registrar of Companies.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan which was approved at the Registrant’s annual and extraordinary meeting held in May 2005.

General

The rights will be issued pursuant to a shareholder rights plan agreement dated and effective April 30, 2005, between the Registrant and Computershare Trust Company of Canada as the rights agent.  Each right will entitle the holder to purchase from the Registrant one common share at the exercise price of CAD$50.00 per share, subject to adjustments, at any time after the separation time (defined below).  However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, common shares having a market value equal to two-times the exercise price.  The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for common shares and the rights will be transferred with, and only with, the common shares.  As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of common shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the common shares and become exercisable at the separation time.  “Separation time” generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an “acquiring person” by acquiring 20% or more of the voting shares of any class.

Flip-in Event

Canarc Resource Corp.

Form 20-F

A “flip-in event” will, in general terms, occur when a person becomes an acquiring person.  Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of common shares having a market value equal to two-times the exercise price.  However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void.  The term “beneficial ownership” is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)

It is made to all holders of voting shares of the Registrant of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)

Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)

If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the board of directors of the Registrant can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Registrant in lieu of common shares.  The board of directors of the Registant can also determine to issue in exchange for the rights, but without payment of the exercise price, common shares having a value equal to the exercise price or other securities or assets of the Registrant having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the

Canarc Resource Corp.

Form 20-F

Registrant takes certain actions involving the Registrant's share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person.  The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price.  Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Registrant or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Registrant or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the TSX Toronto Stock Exchange.

Term

The Shareholder Rights Plan has a term of 10 years;  however, it is subject to ratification at the Meeting, and also at each of the shareholder meetings following the third and sixth anniversaries of the effective date of the Shareholder Rights Plan.  If the Shareholder Rights Plan is not so ratified at any meeting, the Shareholder Rights Plan shall terminate forthwith.

The text of the ordinary resolution, in substantially the form which was presented to the shareholders, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Registrant, is set forth below:

“BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the Shareholder Rights Plan Agreement, dated for reference April 30, 2005, between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated as at April 26, 2005, be and it is hereby approved, ratified and confirmed.”

Canarc Resource Corp.

Form 20-F

10.C     Material Contracts

For the two years immediately preceding May 31, 2005, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F.  For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

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

Management of the Registrant considers that the following general summary is materially complete and fairly describes those provisions of the Investment Canada Act pertinent to an investment by an American investor in the Registrant.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a "Canadian" as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Registrant.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount.  A non-Canadian would acquire control of the Registrant for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The

Canarc Resource Corp.

Form 20-F

acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of the common shares, remained unchanged.

10.E     Taxation

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE INCOME AND OTHER TAX CONSEQUENCES ARISING IN THEIR PARTICULAR CIRCUMSTANCES.  THE FOLLOWING IS A SUMMARY ONLY AND OF A GENERAL NATURE AND IS NOT INTENDED, NOR SHOULD IT BE CONSTRUED, TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR SHAREHOLDER.

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Registrant.  This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (Refer to “Certain Canadian Federal Income Tax Considerations” for material Canadian federal income tax consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Registrant who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States

Canarc Resource Corp.

Form 20-F

fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (The section, “Foreign Tax Credit”, below provides more details).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

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

Dividends paid on the common shares of the Registrant generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Registrant may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant) deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a “passive foreign investment company,” as defined below).  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Registrant’s common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Registrant’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Canarc Resource Corp.

Form 20-F

U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Registrant’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Registrant will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Registrant may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Registrant under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Registrant.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or Registrants, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary

Canarc Resource Corp.

Form 20-F

income rather than capital gain.  The Registrant does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that the Registrant will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Registrant could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Registrant's income which is passive, or the percentage of the Registrant's assets which produce or are held for the production of passive income.  U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.  This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

Because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Registrant will not be classified a PFIC in the current or in a subsequent year.  In addition, there can be no assurance that the Registrant's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

Controlled Foreign Registrant

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant (“United States Shareholder”), the Registrant could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Registrants ending with or within such taxable years

Canarc Resource Corp.

Form 20-F

of United States Shareholders.  Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Registrant does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

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

Canarc Resource Corp.

Form 20-F

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization operated exclusively to administer or provide pension, retirement or employee benefit fund, if the organization is a resident of the United States and is generally exempt from income tax under the laws of the United States provided it is not carrying on a trade or business.

Dispositions of Common Shares

Under the Canadian Tax Act, subject to certain restrictions, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Registrant is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  Fifty percent of the capital gains net of losses are included in income.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property”.  Shares of common stock of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him or her when he or she ceased to be resident in Canada;  or

(c)

the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

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

10.H     Documents on Display

Copies of documents referred to in this Form 20-F may be inspected at the Registrant’s corporate office at Suite 800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1, during normal business hours.  The Registrant may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Registrant.

The Registrant’s documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC’s Public Reference Room located at 450 Fifth Street, NW, Washington, DC, USA, 20549.  Copies may also be obtained from the SEC at prescribed rates.

10.I     Subsidiary Information

Item 4.C provides further information.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrant believes that it does not have any material exposure to interest or commodity risks.  The Registrant does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt.  Item 3.D provides information concerning risk factors.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE

Canarc Resource Corp.

Form 20-F

OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting

There were no changes in the Registrant’s internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to affect the Registrant’s internal control over financial reporting.

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A     Audit Committee Financial Expert

The Registrant does not currently have a financial expert in its audit committee due to its relatively small size.  In 2002, the Registrant had only one employee and the Registrant relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to compile its interim unaudited quarterly consolidated financial statements and to provide notice to reader/compilation engagements thereto.  In 2004, the staff was increased to seven employees including a professional accountant acting as its Comptroller/CFO.

Moreover, the audit committee is comprised of seasoned business professionals, whereby one member is a securities lawyer and another member is a professional geologist and the third member is an investment specialist and was Chairman and CEO on the board of a major investment firm;  a previous member who passed away in early 2004 had over 45 years of experience in the investment business and was a board member of major corporations.

Canarc Resource Corp.

Form 20-F

On these bases, the Registrant believes that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

16.B     Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size, whereby the Registrant had only one employee in 2002 in which that employee is the President and a Director of the Registrant, and then increased to seven employees in 2004.

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

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2004 Fiscal Year (CAD$)	2003 Fiscal Year (CAD$)

(a) Audit Fees	$35,000	$20,000

(b) Audit-Related Fees	$7,500	$7,500

(c) Tax Fees	Nil	Nil

Canarc Resource Corp.

Form 20-F

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in May 2005, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2005 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2005, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E     Purchases of Equity Securities by Canarc and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 18, 2005.	81
1.2 Consolidated balance sheets as at December 31, 2004 and 2003 together with the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2004, 2003 and 2002.	82

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

ITEM 19.     EXHIBITS

Canarc Resource Corp.

Form 20-F

Exhibits			Page # in Sequential Numbering System
Exhibit #	Date	Description
1	June 20, 2002	Technical Report on New Polaris Mine Site	Previously submitted and filed
	June 30, 2005	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	78
	June 30, 2005	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	79
2.1		Articles (Business Corporations Act)	104
2.2	April 30, 2005	Shareholder Rights Plan	139
12.1	June 30, 2005	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	182
12.2	June 30, 2005	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	182

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of June 30, 2005.

CANARC RESOURCE CORP.

Per:

/s/

“Bradford J. Cooke”

Bradford J. Cooke, President and Director

Canarc Resource Corp.

Form 20-F

CERTIFICATIONS

I, Bradford J. Cooke, certify that:

1.

I have reviewed this annual report on Form 20-F of Canarc Resource Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting;  and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information;  and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Canarc Resource Corp.

Form 20-F

DATED at Vancouver, British Columbia, Canada, as of June30, 2005.

/s/

“Bradford J. Cooke”

Bradford J. Cooke, President and Director

CERTIFICATIONS

I, Philip Yee, certify that:

1.

I have reviewed this annual report on Form 20-F of Canarc Resource Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting;  and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

Canarc Resource Corp.

Form 20-F

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information;  and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

DATED at Vancouver, British Columbia, Canada, as of June30, 2005.

/s/

“Philip Yee”

Philip Yee, Chief Financial Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2004, 2003 and 2002

Canarc Resource Corp.

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canarc Resource Corp.

We have audited the accompanying consolidated balance sheets of Canarc Resource Corp. as of December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canarc Resource Corp. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 2(g) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

/s/     KPMG  LLP

Chartered Accountants

Vancouver, Canada

March 18, 2005

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

December 31,		December 31,
2004		2003

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$715	$1,902
Marketable securities (Note 3)	867	193
Receivables and prepaids	115	36
Due from related parties (Note 7)	-	31
	1,697	2,162
MINERAL PROPERTIES (Note 4)	9,066	10,489
EQUIPMENT (Note 5)	14	231
	$10,777	$12,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$273	$338
Due to related party (Note 7)	118	-
	391	338

NON-CONTROLLING INTEREST IN SUBSIDIARY	84	121

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	49,234	47,906
Contributed surplus (Note 6(b))	1,088	524
Deficit	(40,020)	(36,007)
	10,302	12,423
	$10,777	$12,882

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent event (Note 6)

Refer to the accompanying notes to the consolidated financial statements

Approved by the Directors:

/s/

Bradford Cooke

/s/

Chris Theodoropoulos

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2004	2003	2002

Expenses:
Amortization	$5	$7	$9
Corporate development	4	31	2
Employee and director remuneration (Note 7)	201	150	-
Foreign exchange (gain)	(42)	(177)	(3)
General and administrative	336	293	249
Property investigations	12	-	23
Shareholder relations	153	138	26
Stock-based compensation (Note 6(c))	639	502	182
Travel	63	68	5

Loss before the undernoted	(1,371)	(1,012)	(493)

Investment and other income	680	162	246
Write-off of equipment	(212)	-	-
Write-down of marketable securities	(4)	(19)	(18)
Write-down of mineral properties	(3,143)	(14)	(7,220)
Non-controlling interest	37	7	8

Loss for the year	(4,013)	(876)	(7,477)

Deficit, beginning of the year	(36,007)	(35,131)	(27,654)

Deficit, end of the year	$(40,020)	$(36,007)	$(35,131)

Basic and diluted loss per share	$(0.07)	$(0.02)	$(0.17)

Weighted average number of shares outstanding	55,956,982	49,332,516	45,075,058

Refer to the accompanying notes to the consolidated financial statements

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2004	2003	2002

Cash provided from (used for):

Operations:
Loss for the year	$(4,013)	$(876)	$(7,477)
Items not involving cash:
Amortization	5	7	9
Stock-based compensation	639	502	182
Non-controlling interest	(37)	(7)	(8)
Gain on marketable securities	(667)	(144)	(238)
Unrealized currency translation gain	(66)	(55)	-
Write-off of equipment	212	-	-
Write-down of marketable securities	4	19	18
Write-down of mineral properties	3,143	14	7,220
	(780)	(540)	(294)
Changes in non-cash working capital items:
Receivables and prepaids	(79)	(10)	67
Due to/from related parties	149	(4)	(16)
Accounts payable and accrued liabilities	(65)	307	(64)
	(775)	(247)	(307)

Financing:
Issuance of common shares	1,253	2,739	516

Investing:
Proceeds from disposal of marketable securities	1,245	588	733
Acquisition of marketable securities	(1,190)	(217)	(610)
Mineral properties, net of recoveries	(1,720)	(1,155)	(160)
Purchase of equipment, net of proceeds of disposition	-	(21)	(27)
	(1,665)	(805)	(64)

(Decrease) increase in cash and cash equivalents	(1,187)	1,687	145
Cash and cash equivalents, beginning of year	1,902	215	70

Cash and cash equivalents, end of year	$715	$1,902	$215

Supplemental disclosure with respect to cash flows (Note 10)

Refer to the accompanying notes to the consolidated financial statements

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $40,020,000 at December 31, 2004.  Furthermore, the Company has working capital of $1,306,000 as at December 31, 2004, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The results of applying measurement accounting principles generally accepted in the United States are set out in Note 11.

These consolidated financial statements include the accounts of the Company, its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, Minera Aztec Silver Corporation, in which the Company holds a 63% interest, and Carib Industries Ltd., in which the Company holds a 78.5% interest, and its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.  All significant intercompany transactions and balances have been eliminated.

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

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 6(c).  The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method.  In 2002, the Company accounted for stock-based compensation to employees by the settlement method whereby no compensation expense was recorded for options granted at the quoted market value and consideration received on exercise of stock options was recorded as share capital.  Options granted to non-employees in 2002 were accounted for using the fair-value method.  Prior to 2002, all stock-based compensation was accounted for using the settlement method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(g)

Asset retirement obligations:

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”).  This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.  The Company adopted HB 3110 retroactively with a restatement of prior periods presented.  However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(h)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)

Loss per share:

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, loss available to common shareholders equals the reported loss.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(j)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(k)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

(l)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Marketable Securities

	2004	2003

Investment in shares of companies, at cost	$1,081	$533
Cumulative write-downs	(214)	(340)
	$867	$193

The quoted market value of shares of companies is approximately $2,077,782 at December 31, 2004 (2003 - $564,553).

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At December 31, 2004, these shares had a cost of $873,944 (2003 - $356,184), a carrying value of $810,335 (2003 - $162,622) and a quoted market value of approximately $1,977,290 (2003 - $512,245).  The Company also holds 250,000 warrants of Endeavour with an exercise price of CAD$0.35 and an expiry date of October 6, 2005, and holds another 200,000 warrants with an exercise price of CAD$2.00 and an expiry date of October 22, 2005.  Endeavour’s shares closed at CAD$1.67 on December 31, 2004.

4.

Mineral Properties

		2004			2003
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$749	$4,354	$3,605	$288	$3,893
Eskay Creek (Note 4(a)(ii))	188	14	202	188	14	202

Costa Rica:
Bellavista (Note 4(b))	89	-	89	89	-	89

Suriname:
Sara Kreek (Note 4(c)(i))	100	-	100	1,567	1,717	3,284
Benzdorp (Note 4(c)(ii))	301	3,983	4,284	181	2,840	3,021

Mexico:
Sonia II (Note 4(d)(i))	10	19	29	-	-	-
Other (Note 4(d)(ii))	-	8	8	-	-	-

	$4,293	$4,773	$9,066	$5,630	$4,859	$10,489

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profits interest which may be reduced to a 10% net profits interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management’s estimate of the property’s recoverable value at that time, and continued depressed gold markets contributed to further write-downs of $5,486,286 early in fiscal 2002.  Acquisition costs at December 31, 2004 and 2003 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company holds a net profits interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton.  Glencairn paid the Company $117,500 in the year ended December 31, 2004.

The Company has a net profits interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profits interest will reduce the net profits interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management’s estimate of the property’s recoverable value, and in fiscal 2004, the property was further written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles.  However, a loan to the vendor that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remains outstanding and continues to be owed to the Company.  The write-down of the property for accounting purposes does not affect the Company’s legal claim and right to recover the outstanding loan plus accrued interest owed to it, and the Company continues with its collection efforts.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 and exploration expenditures of $5 million were to be incurred by April 2005.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments and exploration expenditures (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

(d)

Mexico:

(i)

Sonia II:

In July 2004, the Company’s 63% owned subsidiary, Minera Aztec Silver Corporation (“Aztec”) entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $10,000 has been paid.

(ii)

Other:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, Aztec was granted an option to acquire a 100% interest, subject to a 2% net smelter return royalty, in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period.  In fiscal 2003, the Company determined not to proceed with the option and wrote off the associated property costs.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

To maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
2005 (i)	$-	$290	-
On commercial production (ii)	450	-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

Mexico (Note 4(d)):
Sonia II:
2005	20	-	-
2006	40	-	-
2007	60	-	-
2008	120	-	-

	$690	$290	350,000

(i)

Management fees of 10% are included in exploration expenditure commitments.

(ii)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Equipment

2004						2003
		Accumulated		Net Book		Accumulated	Net Book
	Cost	Amortization	Write-Off	Value	Cost	Amortization	Value

Mining equipment	$177	$-	$177	$-	$177	$-	$177
Vehicles	15	-	15	-	15	-	15
Office equipment	160	126	20	14	160	121	39

	$352	$126	$212	$14	$352	$121	$231

6.

Share Capital

(a)

Authorized and issued:

The Company’s authorized share capital comprises 100,000,000 common shares without par value.

The Company’s issued share capital is as follows:

Number of Shares		Amount

Balance at December 31, 2001	43,834,801	$44,491
Issued:
Private placements (Note 6(a)(i))	2,400,000	433
Exercise of warrants (Note 6(d))	375,000	83
Exercise of share appreciation rights	549,643	118
Balance at December 31, 2002	47,159,444	45,125
Issued:
Private placements (Note 6(a)(ii))	4,697,500	2,639
Exercise of warrants (Note 6(d))	615,000	92
Exercise of options (Note 6(c))	60,000	9
Exercise of share appreciation rights	526,504	41
Balance at December 31, 2003	53,058,448	47,906
Issued:
Private placements (Note 6(a)(iii))	810,000	372
Exercise of warrants (Note 6(d))	4,090,000	786
Exercise of options (Note 6(c))	360,000	170
Balance at December 31, 2004	58,318,448	$49,234

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(i)

In June 2002, the Company closed a private placement for 1,080,000 units at CAD$0.18 per unit and 70,000 common shares at CAD$0.22125 per share, for gross proceeds of CAD$209,888.  Each unit was comprised of one common share and one share purchase warrant;  each share purchase warrant was exercisable to acquire one common share at CAD$0.21 until April 8, 2004 (Note 6(d)).

In November 2002, the Company closed a private placement for 1,250,000 units at CAD$0.40 per unit for gross proceeds of CAD$500,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$0.50 until September 10, 2004 (Note 6(d)).

(ii)

In March 2003, the Company closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$0.63 until February 4, 2005, which expired unexercised (Note 6(d)).

In November 2003, the Company closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005 (Note 6(d)).  A finder’s fee of 17,500 units was issued, with each unit comprised of one non-flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005 (Note 6(d)).  The finder’s fee has been shown on a net basis in share capital.  These funds were expended in 2003.  The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$1.10 until November 13, 2005 (Note 6(d)).

In December 2003, the Company closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$1.25 until December 30, 2005 (Note 6(d)).  These funds were expended in 2004.

(iii)

In October 2004, the Company closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500, which were expended in 2004.  A finder’s fee of 60,000 non-flow-through common shares was issued and has been shown on a net basis in share capital.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Share Capital     (continued)

(b)

Contributed surplus:

Balance at December 31, 2003	$524
Changes during the year:
Exercise of options	(75)
Fair value of stock options recognized	639
Balance at December 31, 2004	$1,088

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 12,374,095 common shares, of which options for 5,649,000 common shares are outstanding as at December 31, 2004.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	4,509,000	$0.47	3,629,000	$0.39	2,549,000	$0.45
Granted	1,500,000	$0.82	1,730,000	$0.54	1,900,000	$0.21
Exercised	(360,000)	$0.34	(60,000)	$0.20	-	-
Converted to stock appreciation
rights on exercise	-	-	(790,000)	$0.25	(820,000)	$0.17
Outstanding, end of year	5,649,000	$0.57	4,509,000	$0.47	3,629,000	$0.39

Exercise price range (CAD$)	$0.17 - $1.05		$0.17 - $1.05		$0.17 - $0.92

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The following table summarizes information about stock options outstanding at December 31, 2004:

		Options Outstanding			Options Exercisable
			Weighted	Weighted		Weighted
Range of		Number	Average	Average	Number	Average
Exercise	Year	Outstanding	Remaining	Exercise	Exercisable	Exercise
Prices	of	as at	Contractual Life	Prices	as at	Prices
(CAD$)	Expiry	Dec 31, 2004	(Number of Years)	(CAD$)	Dec 31, 2004	(CAD$)

$0.17 - $1.05	2005	520,000	0.3	$0.48	520,000	$0.48
$0.17 - $0.92	2007	1,245,000	2.7	$0.63	1,245,000	$0.63
$0.51 - $0.65	2008	1,430,000	3.5	$0.53	1,430,000	$0.53
$0.25 - $1.00	2009	1,704,000	4.6	$0.73	1,454,000	$0.74
$0.27	2010	750,000	5.6	$0.27	750,000	$0.27
		5,649,000	3.6	$0.57	5,399,000	$0.57

At December 31, 2004, 5,399,000 options are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 3.6 years.  Options for 250,000 shares are not exercisable until the market price of the Company’s shares closes above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive trading days.  During the year ended December 31, 2004, the Company recognized stock-based compensation of $638,808 (2003 - $502,000) based on the fair value of options granted on or after January 1, 2003 that were earned by the provision of services during the year.

During the year ended December 31, 2002, pursuant to the new CICA standard of accounting for stock-based compensation at that time, the fair value of stock options granted to non-employees, in the amount of $63,957, has been recorded as stock-based compensation expense.  In addition, the fair value of stock options granted to employees that were convertible to stock appreciation rights of $118,000 was recorded as stock-based compensation expense.  Compensation expense for other stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information for fiscal 2002.

The pro forma effect on loss and loss per share for the year ended December 31, 2002, had the Company accounted for stock options granted to directors and employees using the fair value based method would have been to increase reported loss by $103,000 and loss per share would have remained unchanged.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2004	2003	2002

Fair value of options granted during the year	$0.43	$0.29	$0.10

Risk-free interest rate	2.90%	3.49%	4.55%
Expected dividend yield	0.000000	0.000000	0.000000
Expected stock price volatility	0.943900	0.887200	0.920000
Expected option life in years	4	4	4

(d)

Warrants:

At December 31, 2004, the Company had outstanding warrants to purchase an aggregate 2,348,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	December 31, 2004

$0.20	May 17, 2004	3,000,000	-	(3,000,000)	-	-
$0.21	April 8, 2004	465,000	-	(465,000)	-	-
$0.50	September 10, 2004	625,000	-	(625,000)	-	-
$0.63	February 4, 2005 (1)	625,000	-	-	-	625,000
$1.25	November 13, 2005	133,750	-	-	-	133,750
$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000
$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	(4,090,000)	-	2,348,750

               (1)

Warrants with an expiry date of February 4, 2005 expired unexercised subsequent to December 31, 2004.

At December 31, 2003, the Company had outstanding warrants to purchase an aggregate 6,438,750 common shares as follows:

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

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

6.

Share Capital     (continued)

(d)

Warrants:     (continued)

At December 31, 2002, the Company had outstanding warrants to purchase an aggregate 4,705,000 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2001	Issued	Exercised	Expired	December 31, 2002

$0.35	June 16, 2002	525,000	-	(375,000)	(150,000)	-
$0.18 /	May 17, 2003 /
$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000
$0.21	April 8, 2004	-	1,080,000	-	-	1,080,000
$0.50	September 10, 2004	-	625,000	-	-	625,000

		3,525,000	1,705,000	(375,000)	(150,000)	4,705,000

(e)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2004	58,318,448
Property agreements (Note 4(e))	350,000
Stock options (Note 6(b))	5,649,000
Warrants (Note 6(c))	2,348,750

Fully diluted, December 31, 2004	66,666,198

7.

Related Party Transactions

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

At December 31, 2004 and 2003, amounts due to and from related parties comprise balances owing to and from companies with certain common directors.  The amounts were for reimbursement of costs in the normal course of business and for out-of-pocket property expenditures of $69,500 charged by Endeavour to the Company.  At December 31, 2004, the Company had a balance due to Endeavour of CAD$142,476, and at December 31, 2003, had a balance due from Endeavour of CAD$33,604 and a balance due from a director of the Company for CAD$6,000 for travel advances.

General and administrative costs during 2004 include CAD$Nil (2003 – CAD$60,000 and 2002 - CAD$120,000) of consulting fees charged by a company controlled by a director of the Company, and CAD$86,438 (2003 - CAD$90,000 and 2002 - CAD$Nil) of salaries paid to a director.  In fiscal 2004, the Company paid a total of CAD$34,500 (CAD$Nil for both 2003 and 2002) to all directors in their capacity as Directors of the Company.

7.

Related Party Transactions     (continued)

In April 2004, the Company participated in a private placement for 500,000 units of Endeavour at CAD$1.60 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitles the Company to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

In November 2003, the Company participated in a private placement for 500,000 units of Endeavour at CAD$0.30 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitles the Company to acquire one common share at CAD$0.35 until October 6, 2005.

8.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4 and $Nil (2003 - $94,400) of mining equipment and vehicles which are located in Suriname.

9.

Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	2004	2003	2002

Canadian statutory tax rates	35.62%	37.62%	39.62%

Income tax benefit computed at Canadian statutory rates	$1,421	$336	$2,962
Foreign tax rates different from statutory rate	588	(2)	(28)
Temporary differences not recognized in year	(1,786)	(15)	(2,840)
Permanent differences	(209)	(109)	-
Unrecognized tax losses	(14)	(210)	(94)

	$-	$-	$-

9.

Income Taxes     (continued)

The significant components of the Company’s future income tax assets as at December 31, 2004 and 2003 are as follows:

	2004	2003

Future income tax assets:
Non-capital losses carried forward	$ 1,318	$ 1,572
Capital losses carried forward	28	26
Resource properties	2,564	2,285
Equipment	390	295
	4,300	4,178
Valuation allowance	(4,300)	(4,178)
Future income tax assets, net	$ -	$ -

At December 31, 2004, the Company has non-capital losses for Canadian tax purposes of approximately $3,699,000 which expire on various dates to 2011, and Canadian capital losses of approximately $160,000 which are without expiry.

10.

Supplemental Disclosure with respect to Cash Flows

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	2004	2003	2002

Non-cash financing and investing activities:

Settlement of accounts payable with marketable securities	$-	$-	$13
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	-	41	118
Stock options	75	1	-

Supplemental cash flow information:

Income taxes paid	$-	$-	$-
Interest paid	-	-	-

11.

Differences between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains (2004 - $839,251;  2003 - $251,312;  2002 - $28,593) being recorded in operations.

United States Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations.  SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 (“APB 25”).  To December 31, 2002, the Company had elected to measure compensation cost for its plans using APB 25 for U.S. GAAP purposes.  As a result of changes to Canadian GAAP for the year ended December 31, 2002, there were no material differences in the treatment by the Company with respect to stock-based compensation under U.S. and Canadian GAAP for the year ended December 31, 2002.

United States Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”, permits the Company to adopt a fair value methodology on a prospective basis.  Effective January 1, 2003, for U.S. GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

For the years ended December 31, 2004, 2003 and 2002, there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under U.S. GAAP, and therefore no differences exist.

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties (2004 - $4,726,000;  2003 - $1,026,000;  2002 - $7,713,000).

Under U.S. GAAP, employee and director remuneration would include the stock-based compensation expense reported separately for Canadian GAAP (2004 - $840,000;  2003 - $652,000;  2002 - $182,000).

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  The Securities and Exchange Commission (“SEC”) staff has indicated that their interpretation of U.S. GAAP requires mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for U.S. GAAP purposes.

SEC staff have indicated that their interpretation of U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents.  In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an adjustment to financing activities.  During 2003, a total of CAD$367,500 was raised through the issuance of flow-through shares, of which $80,987 was held and had not been applied to qualifying exploration expenses by the Company at December 31, 2003 and therefore would be excluded from cash and cash equivalents under U.S. GAAP.  Funds from the issuance of flow-through shares in fiscal 2004 were expended in fiscal 2004.

11.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

For Canadian GAAP, cash flows relating to resource property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

During 2004 and 2003, the Company considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Company’s financial statements, based on the current stage of the Company’s resource properties.

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	December 31,
	2004	2003

Assets under Canadian GAAP
	$10,777	$12,882
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	1,211	372
Adjustment for mineral property exploration costs	(4,773)	(4,859)

Assets under U.S. GAAP	$7,215	$8,395

	December 31,
	2004	2003

Shareholders' equity under Canadian GAAP	$10,302	$12,423
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	1,211	372
Adjustment for mineral property exploration costs	(4,773)	(4,859)

Shareholders' equity under U.S. GAAP	$6,740	$7,936

11.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2004	2003	2002

Loss for the year under Canadian GAAP	$(4,013)	$(876)	$(7,477)

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	839	252	28
Mineral property exploration costs incurred in the year	(1,631)	(1,141)	(145)
Deferred exploration costs included in write-down
of mineral properties	1,717	14	7,220

Loss for the year under U.S. GAAP	$(3,088)	$(1,751)	$(374)

Basic and diluted loss per share under U.S. GAAP	$(0.06)	$(0.04)	$(0.01)

Weighted average number of shares outstanding	55,956,982	49,332,516	45,075,058

	Years ended December 31,
	2004	2003	2002

Cash used for operating activities under Canadian GAAP	$(775)	$(247)	$(307)

Adjustment to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	(1,631)	(1,141)	(145)

Cash used for operating activities under U.S. GAAP	$(2,406)	$(1,388)	$(452)

	Years ended December 31,
	2004	2003	2002

Cash (used for) provided from investing activities
under Canadian GAAP	$(1,665)	$(805)	$(64)

Adjustments to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	1,631	1,141	145

Cash provided from investing activities under U.S. GAAP	$(34)	$336	$81

11.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2004	2003	2002

Cash provided from financing activities
under Canadian GAAP	$1,253	$2,739	$516

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash	-	(81)	-

Cash provided from financing activities under U.S. GAAP	$1,253	$2,658	$516

Canarc Resource Corp.

Form 20-F

EXHIBIT 2.1

ARTICLES OF CANARC RESOURCE CORP.

Canarc Resource Corp.

Form 20-F

BC BUSINESS CORPORATIONS ACT

CANARC RESOURCE CORP.
(the “Company”)

Incorporation Number: BC0320629

The Company has as its articles the following articles.

ARTICLES

Part 1, Interpretation

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

“legal personal representative” means the personal or other legal representative of the shareholder;

(4)

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(5)

“seal” means the seal of the Company, if any;

(6)

“solicitor for the Company”, in connection with any matter, means any partner or associate of the law firm retained by the Company with respect to such matter.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

Part 2, Shares and Share Certificates

2.1

Authorized Share Structure

Canarc Resource Corp.

Form 20-F

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgment, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a

Canarc Resource Corp.

Form 20-F

specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8

Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Parts 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

Part 3, Issue of Shares

3.1

Directors Authorized

Subject to the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

Canarc Resource Corp.

Form 20-F

(c)

money; and

(2)

the value of the consideration received by the Company equals or exceeds the issue price set for the share under Part 3.1.

3.5

Share Purchase Warrants and Rights

The Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

Part 4, Share Registers

4.1

Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

Part 5, Share Transfers

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)

such transfer has been conducted in accordance with Part 27;

(2)

an instrument of transfer, duly executed by the transferor or a duly authorized attorney of the transferor, in respect of the share has been received by the Company or its transfer agent;

(3)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company or its transfer agent; and

(4)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company or its transfer agent; and

(5)

there has been delivered to the Company or its transfer agent such other evidence, if any, as the Company or the transfer agent may require to prove the title of the transferor to transfer his shares and the right of the transferee to have the transfer registered.

Canarc Resource Corp.

Form 20-F

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6

Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

5.7

Branch Securities Register

Subject to the provisions of the Business Corporations Act, the Company may keep or cause to be kept within or outside British Columbia by a trust company registered under the Financial Institutions Act (British Columbia) one or more branch securities registers, and such trust company may be appointed as the transfer agent of the Company for the purpose of issuing, countersigning, registering, transferring and certifying the securities of the Company.

Canarc Resource Corp.

Form 20-F

Part 6, Transmission of Shares

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

Part 7, Purchase of Shares

7.1

Company Authorized to Purchase Shares

Subject to Part 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

Part 8, Borrowing Powers

8.1

Borrowing Powers

Canarc Resource Corp.

Form 20-F

The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Part 9, Alterations

9.1

Alteration of Authorized Share Structure

Subject to Part 9.2 and the Business Corporations Act, the Company may by special resolution:

(1)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)

if the Company is authorized to issue shares of a class of shares with par value:

(a)

decrease the par value of those shares; or

(b)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)

alter the identifying name of any of its shares; or

(7)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2

Special Rights and Restrictions

Canarc Resource Corp.

Form 20-F

Subject to the Business Corporations Act, the Company may by special resolution:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3

Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4

Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

Part 10, Meetings of Shareholders

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Part 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

Canarc Resource Corp.

Form 20-F

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.5

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Part 11.1, the notice of meeting must:

(1)

state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)

at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

Canarc Resource Corp.

Form 20-F

(b)

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Part 11, Proceedings at Meetings of Shareholders

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Majority Required for Special Resolution

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4

One Shareholder May Constitute Quorum

Canarc Resource Corp.

Form 20-F

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)

the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)

that shareholder, present in person or by proxy, may constitute the meeting.

11.5

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Part 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9

Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(3)

if the chair of the board and the president are absent or unwilling to act as chair of the meeting, the solicitor for the Company.

11.10

Selection of Alternate Chair

Canarc Resource Corp.

Form 20-F

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13

Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.  In determining the result of a vote by a show of hands, shareholders who are not present personally, but who are entitled to participate in the meeting as permitted under the Business Corporations Act, may indicate their vote orally or otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.14

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Part 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16

Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Canarc Resource Corp.

Form 20-F

11.17

Manner of Taking Poll

Subject to Part 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.18

Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21

Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

Canarc Resource Corp.

Form 20-F

11.24

Meetings by Telephone or Other Communications Medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided however, that nothing in this Part shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.  If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Part:

(1)

each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(2)

the meeting shall be deemed to be held at the location specified in the notice of meeting.

Part 12, Votes of Shareholders

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Part 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Part 12.3, deemed to be joint shareholders.

Canarc Resource Corp.

Form 20-F

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Part 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to All Companies

Parts 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9

When Proxy Holder Need Not Be Shareholder

Canarc Resource Corp.

Form 20-F

A person who must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(1)

the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Part 12.5;

(2)

the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxyholder is to be counted in  the quorum, permit the proxy holder to attend and vote at the meeting.

12.10

Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

by the chair of the meeting, before the vote is taken.

12.12

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned

Canarc Resource Corp.

Form 20-F

at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder): _____________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13

Revocation of Proxy

Subject to Part 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided, at the meeting, to the chair of the meeting.

12.14

Revocation of Proxy Must Be Signed

An instrument referred to in Part 12.13 must be signed as follows:

(1)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Part 12.5.

12.15

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

Part 13, Directors

13.1

First Directors; Number of Directors

The number of directors, excluding additional directors appointed under Part 14.8, is set at:

(1)

if the Company is a public company, the greater of three and the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Part 14.4;

(2)

if the Company is not a public company:

Canarc Resource Corp.

Form 20-F

(a)

the number of directors most recently established by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Part 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Parts 13.1(1)(a) or 13.1(2)(a):

(1)

the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Canarc Resource Corp.

Form 20-F

13.8

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Part 14, Election and Removal of Directors

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Part 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)

all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)

that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)

with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3

Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Part 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Part 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)

the date on which his or her successor is elected or appointed; and

Canarc Resource Corp.

Form 20-F

(4)

the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Part 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Parts 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Part 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Part 14.8 must not at any time exceed:

(1)

one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)

in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Part 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Part 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

Canarc Resource Corp.

Form 20-F

A director ceases to be a director when:

(1)

the term of office of the director expires;

(2)

the director dies;

(3)

the director resigns as a director by notice in writing provided to the Company or the solicitor for the Company; or

(4)

the director is removed from office pursuant to Parts 14.10 or 14.11.

14.10

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Part 15, Alternate Directors

15.1

Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

Canarc Resource Corp.

Form 20-F

(1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)

the alternate director dies;

(3)

the alternate director resigns as an alternate director by notice in writing provided to the Company or the solicitor for the Company;

(4)

the alternate director ceases to be qualified to act as a director; or

(5)

his or her appointor revokes the appointment of the alternate director.

15.8

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company

Canarc Resource Corp.

Form 20-F

such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

Part 16, Powers and Duties of Directors

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

Part 17, Disclosure of Interest of Directors & Senior Officers

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Canarc Resource Corp.

Form 20-F

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

Part 18, Proceedings of Directors

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2

Voting at Meetings

Canarc Resource Corp.

Form 20-F

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)

any other director chosen by the directors if:

(a)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Part 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Part 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Part 24.1 or orally or by telephone.

18.7

When Notice Not Required

Canarc Resource Corp.

Form 20-F

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)

the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10

Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Part 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

Canarc Resource Corp.

Form 20-F

Part 19, Executive and Other Committees

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)

delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

the power to appoint or remove officers appointed by the directors; and

(3)

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3

Obligations of Committees

Any committee appointed under Parts 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times as the directors may require.

19.4

Powers of Board

Canarc Resource Corp.

Form 20-F

The directors may, at any time, with respect to a committee appointed under Parts 19.1 or 19.2:

(1)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)

terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Part 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Parts 19.1 or 19.2:

(1)

the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)

a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Part 20, Officers

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

Canarc Resource Corp.

Form 20-F

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

Part 21, Indemnification

21.1

Definitions

In this Part 21:

(1)

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

“expenses” has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors, Former Directors, Alternate Directors and Senior Officers

Subject to the Business Corporations Act, the Company must indemnify a director, former director, alternate director or senior officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, former director, alternate director and senior officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Part 21.2.

21.3

Indemnification of Other Persons

Canarc Resource Corp.

Form 20-F

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)

is or was a director, alternate director, officer, employee or agent of the Company;

(2)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

Part 22, Dividends

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Part 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Part 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

Canarc Resource Corp.

Form 20-F

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Part 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)

vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10

Dividend Bears No Interest

No dividend bears interest against the Company.

22.11

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Canarc Resource Corp.

Form 20-F

22.13

Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

Part 23, Documents, Records and Reports

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Part 24, Notices

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)

mail addressed to the person at the applicable address for that person as follows:

(a)

for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the mailing address of the intended recipient;

(2)

delivery at the applicable address for that person as follows, addressed to the person:

(a)

for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the delivery address of the intended recipient;

(3)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

Canarc Resource Corp.

Form 20-F

(4)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)

physical delivery to the intended recipient;

(6)

delivery in such other manner as may be approved by the directors.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Part 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Part 24.1, prepaid and mailed or otherwise sent as permitted by Part 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) of this Part 24.5 has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Part 25, Seal

25.1

Who May Attest Seal

Except as provided in Parts 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

Canarc Resource Corp.

Form 20-F

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

25.2

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Part 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

Part 26, Mechanical Reproduction of Signatures

26.1

Mechanical Reproduction of Signatures

The signature of any officer, director, registrar, branch registrar, transfer agent or branch agent of the Company, unless otherwise required by the Business Corporations Act or by these Articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof.  Any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

26.2

Instrument Defined

The term "instrument" as used in Part 26.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and

Canarc Resource Corp.

Form 20-F

discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

Part 27, Prohibitions

27.1

Definitions

In this Part 27:

(1)

“designated security” means:

(a)

a voting security of the Company;

(b)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)

a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)

“security” has the meaning assigned in the Securities Act (British Columbia);

(3)

“voting security” means a security of the Company that:

(a)

is not a debt security, and

(b)

carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

27.2

Application

Part 27.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

27.3

Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

***

Canarc Resource Corp.

Form 20-F

EXHIBIT 2.2

SHAREHOLDER RIGHTS PLAN

Canarc Resource Corp.

Form 20-F

SHAREHOLDER RIGHTS PLAN AGREEMENT

CANARC RESOURCE CORP.

(the "Corporation")

AND

COMPUTERSHARE INVESTOR SERVICES INC.

(the "Rights Agent")

April 30, 2005

Canarc Resource Corp.

Form 20-F

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of April 30, 2005.

BETWEEN:

CANARC RESOURCE CORP., a corporation incorporated pursuant to the laws of British Columbia and having its registered office at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2

(the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a trust company incorporated under the laws of Canada  and having an office at 3rd floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9

(the "Rights Agent")

OF THE SECOND PART

WHEREAS:

A.

The Board of Directors of the Corporation have determined that it is in the best interests of the Corporation to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation.

B.

In order to implement the adoption of a shareholder rights plan as established by this Agreement the Board of Directors of the Corporation has:

(1)

authorized the issuance, effective at 12:01 a.m. (Vancouver time) on the Effective Date, of one Right in respect of each Common Share outstanding as of 12:01 a.m. (Vancouver time) on the Effective Date (the "Record Time"); and

(2)

authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

C.

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement.

D.

The Corporation wishes to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

E.

The Board of Directors of the Corporation proposes that this Agreement be in place for a period of ten (10) years.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions:

In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a)

"Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided that the term "Acquiring Person" will not include:

Canarc Resource Corp.

Form 20-F

(i)

the Corporation or any Subsidiary of the Corporation;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)

a Voting Share Reduction;

(B)

Permitted Bid Acquisitions;

(C)

an Exempt Acquisition; or

(D)

a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an "Acquiring Person";

(iii)

for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia);

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Company; or

(v)

a Grandfathered Person, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 2% of the number of Voting Shares outstanding from time to time, other than through a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or through the exercise of existing rights to acquire additional Voting Shares from the

Canarc Resource Corp.

Form 20-F

Corporation where such rights were owned by the Grandfathered Person at the Record Time.

(b)

"Affiliate" means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c)

"Agreement" means this shareholder rights plan agreement dated as of April 30, 2005 between the Corporation and the Rights Agent, as amended, modified or supplemented from time to time.

(d)

"annual cash dividend" means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)

300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year.

(e)

"Associate" means, when used to indicate a relationship with a specified Person:

(i)

a corporation of which that Person owns, at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

(ii)

a partner of that Person acting on behalf of the partnership of which they are partners;

(iii)

a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more or in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business; and

(iv)

a spouse of that Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that

Canarc Resource Corp.

Form 20-F

Person or a relative of that Person if that relative has the same residence as that Person.

(f)

"Beneficial Owner": a Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)

any securities as to which such Person or any of such Person's Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i), but without limiting the generality of the foregoing, a Person shall be deemed to be an owner at law or in equity of all securities:

(A)

owned by a partnership of which the Person is a partner;

(B)

owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

(C)

owned jointly or in common with others; and

(D)

of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Business Corporations Act (British Columbia), or the Securities Act (British Columbia) or pursuant to Rule 1 3d-3 or 1 3d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules enacted in relation to the provisions of the Business Corporations Act (British Columbia) or the Securities Act (British Columbia) or pursuant to Rule 1 3d-3 or 1 3d-5 as in effect on the date of this Agreement);

(ii)

any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly:

(A)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities; (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)); and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on

Canarc Resource Corp.

Form 20-F

condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)); and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) or understanding (whether or not in writing) or otherwise;

(iii)

any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than (y) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities, (z) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Voting Shares of any class; and

(iv)

any securities which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or  to "Beneficially Own", any security:

(v)

where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(vi)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(vii)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting' of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

Canarc Resource Corp.

Form 20-F

(viii)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

A.

the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of another Person (a "Client");

B.

such Person (the "Trust Company") is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

C.

such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the "Statutory Body") is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

D.

such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(ix)

where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

(g)

"Board of Directors" means the board of directors from time to time of the Corporation or any duly constituted and empowered committee thereof.

Canarc Resource Corp.

Form 20-F

(h)

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(i)

"Canadian Dollar Equivalent" means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(j)

"Canadian-U.S. Exchange Rate" means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(k)

"close of business" means, on any given date, the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) closes to the public.

(l)

"Common Shares" means the common shares without par value in the capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(m)

"Competing Permitted Bid" means a Take-Over Bid made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1(ak)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is in existence for the Voting Shares.

(n)

"controlled": a corporation shall be deemed to be "controlled" by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the Board of Directors of such corporation.

(o)

"Co-Rights Agents" means a Co-Rights Agent appointed pursuant to Subsection 4.1(a).

(p)

"Corporations Act" means the British Columbia Business Corporations Act and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(q)

"Corporation" means Canarc Resource Corp.

(r)

"Disposition Date" has the meaning ascribed thereto in Subsection 5.1(h).

(s)

"Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

Canarc Resource Corp.

Form 20-F

(t)

"Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of Common Shares;

(ii)

proceeds of redemption of shares of the Corporation;

(iii)

interest paid on evidence of indebtedness of the Corporation; or

(iv)

optional cash payments;

be applied to the purchase from the Corporation of Common Shares.

(u)

"Effective Date" means April 30, 2005.

(v)

"Election to Exercise" means an election to exercise Rights substantially in the form attached to the Rights Certificate.

(w)

"Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or repealed.

(x)

"Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or (h).

(y)

"Exercise Price" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjusted in accordance with the terms hereof, will be $50.00(Cdn.).

(z)

"Expansion Factor" shall have the meaning ascribed thereto in Section 2.3(a)(1).

(aa)

"Expiration Time" means the close of business on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is confirmed pursuant to Section 5.16, the close of business on the tenth anniversary of the Effective Date.

(ab)

"Flip-in Event" means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(ac)

"Grandfathered Person" means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation determined as at the Record Time.

(ad)

"holder" shall have the meaning ascribed thereto in Section 2.8.

(ae)

"Independent Shareholders" means holders of outstanding Voting Shares, other than:

(i)

any Acquiring Person;

(ii)

any Offeror;

(iii)

any Affiliate or Associate of any Acquiring Person or Offeror;

Canarc Resource Corp.

Form 20-F

(iv)

any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

(af)

"Market Price" per share of any securities on any date means the average daily Closing Price per Share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such date is not a Trading Day, on the immediately preceding Trading Day. The closing price per share ("Closing Price per Share") of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United Stated securities exchange (as determined by the Board of Directors) on which such securities are listed or remitted to trading;

(iii)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the Closing Price per Share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per

Canarc Resource Corp.

Form 20-F

share of such securities. The market price shall be expressed in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian dollar equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(ag)

"Nominee" has the meaning ascribed thereto in Subsection 2.2(c).

(ah)

"Offer to Acquire" includes:

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)

an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ai)

"Offeror" means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(aj)

"Offeror's Securities" means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(ak)

"Permitted Bid" means a Take-Over Bid made by an Offeror by way of a takeover bid circular which also complies with the following additional provisions:

(i)

the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror.  The Take-Over Bid shall expressly state that Common Shares issued on the exercise of share purchase warrants, options and other securities convertible into Common Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the Take-Over Bid, be eligible to be tendered under the Take-Over Bid;

(ii)

the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

Canarc Resource Corp.

Form 20-F

(iii)

the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(ak)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(ak)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

(al)

"Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(am)

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 1 3d-5 under the Exchange Act of 1934 as in effect on the date hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(an)

"Pro-Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to:

(i)

a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Corporation pursuant to which such Person becomes a beneficial owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)

the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)

a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares beneficially owned immediately prior to such acquisition.

(ao)

"Record Time" means 12:01 a.m. (Vancouver time) on the Effective Date.

(ap)

"Redemption Price" has the meaning ascribed thereto in Section 5.1(b).

(aq)

"Right" means a right to purchase Common Shares on and subject to the terms and conditions of this Agreement.

(ar)

"Rights Agent" means Computershare Investor Services Inc. and any successor rights agent hereunder.

Canarc Resource Corp.

Form 20-F

(as)

"Rights Certificate" means a certificate representing Rights in substantially the form of Schedule A attached hereto.

(at)

"Rights Register" shall have the meaning ascribed thereto in Section 2.6(a).

(au)

"Securities Act of 1933" means the Securities Act of 1933 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(av)

"Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c.s.5, as amended, and the regulations thereunder and "Securities Act (British Columbia") means the Securities Act, RSBC 1996, c.418, as amended, and the Securities Rules thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(aw)

"Separation Time" means the close of business on the tenth Business Day after the earlier of:

(i)

the Share Acquisition Date; and

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(ax)

"Share Acquisition Date" means the first date of a public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Part 13 of the Securities Act (British Columbia) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(ay)

"Subsidiary": a corporation shall be deemed to be a subsidiary of another corporation if:

(i) it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations, each of which is controlled by that other; or

(C)

two or more corporations, each of which is controlled by that other; or

(ii)

it is a Subsidiary of a corporation that is that other's Subsidiary.

(az)

"Take-Over Bid" means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the

Canarc Resource Corp.

Form 20-F

Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(ba)

"Trading Day" means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or posted for trading is open for the transaction of business or, if the securities are not listed or posted for trading on any Canadian stock exchange, a Business Day.

(bb)

"U.S.-Canadian Exchange Rate" means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner determined by the Board of Directors from time to time.

(bc)

"U.S. Dollar Equivalent" means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(bd)

"Voting Shares" means the Common Shares and any other shares of the Corporation entitled to vote generally and at all times for the election of directors of the Corporation.

(be)

"Voting Share Reduction" means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency:

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings and References:

The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement. The words "hereto", "herein", "hereof', "hereunder", "this Agreement", "the Rights Agreement" and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares:

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

Canarc Resource Corp.

Form 20-F

A

=

the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B

=

the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Shares will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5

Acting Jointly or in Concert:

For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of Section 96 of the Securities Act (British Columbia) (other than by virtue of the inclusion of the word "associate" in Section 96(1)(c) of the Securities Act (British Columbia) as it exists on the date hereof).  Notwithstanding the foregoing and for greater certainty, the phrase "acting jointly or in concert", wherever used in this Agreement, shall not include conduct:

(a)

unrelated to the Corporation; or

(b)

pertaining to:

(i)

voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a public proxy solicitation;

(ii)

voting or directing the vote of securities of the Corporation in connection with or in order to participate in a public proxy solicitation made or to be made;

(iii)

having an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors.

1.6

Generally Accepted Accounting Principles:

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of an asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1

Legend on Common Share Certificates:

Canarc Resource Corp.

Form 20-F

Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will evidence one Right for each Common Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

"Until the Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the "Shareholder Rights Agreement") dated as of April 30, 2005 between CANARC RESOURCE CORP. (the "Corporation") and COMPUTERSHARE INVESTOR SERVICES INC., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Corporation.  Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchanged, may expire, may lapse, may become void (if, in certain circumstances, they are "Beneficially Owned" by a person who is or becomes an "Acquiring Person", as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Common Shares that are issued and outstanding at the Record Time will also evidence one Right for each one Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2

Initial Exercise Price; Exercise of Rights; Detachment of Rights:

(a)

Exercise Terms:  Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price.  Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

(b)

No Exercise Prior to Separation Time: Until the Separation Time:

(i)

the Rights will not be exercisable and no Right may be exercised; and

(ii)

each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)

Exercise After Separation Time: From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights are exercisable; and

(ii)

the registration and transfer of Rights will be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person

Canarc Resource Corp.

Form 20-F

which are not held of record by such Acquiring Person, the holder of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or "system" on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Common Shares of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)

Manner of Exercise: Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(I)

the Rights Certificate evidencing such Right;

(ii)

an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker's draft or money order payable to the order of the Corporation, in a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Issue of Common Shares:  Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii) which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

Canarc Resource Corp.

Form 20-F

(ii)

when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of the certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)

Partial Exercise:  In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's authorized assigns.

(g)

Covenants: The Corporation covenants and agrees to:

(i)

take all such action as may be necessary on its part and within its powers to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Common Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Corporations Act, the Securities Act (British Columbia), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Common Shares were traded immediately prior to the Share Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

Canarc Resource Corp.

Form 20-F

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)

Authorized Capital: If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Corporation, by the number of Rights then outstanding.

2.3

Adjustments to Exercise Price; Number of Rights:

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

Share Reorganization:

If the Corporation shall at any time after the date of this Agreement:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

(ii)

subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares for other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation or in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(2)

each Right held prior to such adjustment will become that number of Rights as results from the application of the Expansion Factor,

Canarc Resource Corp.

Form 20-F

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

Rights Offering: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 21 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or

Canarc Resource Corp.

Form 20-F

exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

Special Distribution: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Minimum Adjustments: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in many subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or to the nearest tenthousandth of a share. Notwithstanding the first sentence

Canarc Resource Corp.

Form 20-F

of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment; or

(ii)

the Expiration Date.

(e)

Discretionary Adjustment:  If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b)and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b)and (c), shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f)

Benefit of Adjustments: Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

No Change of Certificates:  Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

Timing of Issuance:  In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i)

Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

Canarc Resource Corp.

Form 20-F

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

2.4

Date on Which Exercise is Effective:

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates:

(a)

Execution: The Rights Certificates shall be executed on behalf of the Corporation, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Valid Signatures:  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Delivery: Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)

Date: Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange:

(a)

Maintaining of Register: The Corporation shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights ("Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times.

Canarc Resource Corp.

Form 20-F

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)

Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Transfer or Exchange of Rights:  Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing. As a condition to the issue of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)

No Transfer or Exchange After Termination: The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1(e) hereof.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates:

(a)

Mutilation: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificate, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)

Destruction, Loss: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

Canarc Resource Corp.

Form 20-F

(d)

Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8

Persons Deemed Owners:

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Common Share).

2.9

Delivery and Cancellation of Certificates:

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10

Agreement of Rights Holders:

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)

such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Common Shares made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)

such holder has waived all rights to receive any fractional Right or any fractional Common Share or other securities upon exercise of a Right (except as provided herein); and

Canarc Resource Corp.

Form 20-F

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11

Rights Certificate Holder Not Deemed a Shareholder:

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to the holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1

Flip-in Event:

(a)

Flip-In:  Subject to the provisions of Sections 3.1(b), 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)

Certain Rights Void: Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or

Canarc Resource Corp.

Form 20-F

associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i),

shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

Compliance with Laws: From and after the Separation Time, the Corporation shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (British Columbia) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Common Shares on the exercise of Rights in accordance with this Agreement.

(d)

Legend:  Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3. 1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person.  This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

3.2

Exchange Option:

(a)

Optional Exchange:  In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Common Shares or Rights at any time after a Flip-in Event has occurred, authorize the Corporation to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

(i)

in return for the Exercise Price and Right, cash, debt, equity or other securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

(ii)

in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other

Canarc Resource Corp.

Form 20-F

securities or other property or assets (or a combination thereof), having a value equal to the Exercise Price;

in full and final settlement of all rights attaching to the Rights; provided that the value of any such debt, equity or other securities or other property or assets shall be determined by the Board of Directors who may rely for that purpose on the advice of a nationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors. To the extent that the Board of Directors determines in good faith that any action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period up to 60 days following the date of the occurrence of the relevant Flip-in Event in order to determine the appropriate form and value of cash, debt, equity or other securities or other property or assets (or a combination thereof) to be issued or delivered on such exchange for Rights.  In the event of any such suspension, the Corporation shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b)

Termination of Right to Exercise:  If the Board of Directors authorizes and directs the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a) hereof, then without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such cash, debt, equity or other securities or other property or assets (or a combination thereof) in accordance with the determination of the Board of Directors made pursuant to Section 3.2(a).  Within 10 Business Days of the Board of Directors authorizing and directing any such exchange, the Corporation shall give notice of such exchange to the holders of such Rights in accordance with Section 5.9.  Each such notice of exchange shall state the method by which the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights will be effected.

(c)

Additional Securities: If there shall not be sufficient securities authorized but unissued to permit the exchange in full of Rights pursuant to this Section 3.2, the Corporation will take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights provided however, that the Corporation shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, subject to Section 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

ARTICLE 4
THE RIGHTS AGENT

4.1

General:

(a)

Appointment of Rights Agent:  The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Corporation also agrees to indemnify the Rights Agent for, and to hold it

Canarc Resource Corp.

Form 20-F

harmless against, any loss, liability or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement.

(b)

Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, or any Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2

Merger or Amalgamation or Change of Name of Rights Agent:

(a)

Merger:  Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)

Change of Name:  In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent:

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

Legal Counsel:  The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)

Satisfactory Proof:  Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or omitting to take any action hereunder,

Canarc Resource Corp.

Form 20-F

such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

Bad Faith:  The Rights Agent shall be liable hereunder only for its own negligence, bad faith or willful misconduct.

(d)

Recitals:  The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Corporation.

(e)

No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Common Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

Performance By Corporation:  The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

Persons To Give Instructions: The Rights Agent is hereby authorized to rely upon and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)

Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the

Canarc Resource Corp.

Form 20-F

Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent:

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by first class or registered mail.  The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of Common Shares by first class or registered mail.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a trust company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company as principal or through an agent in the Provinces of Ontario and British Columbia. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1

Redemption and Waiver:

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

Canarc Resource Corp.

Form 20-F

(b)

The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)

Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)

Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)

Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Subsection 5.1(b) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors

Canarc Resource Corp.

Form 20-F

may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2

Expiration:

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3

Issue of New Rights Certificates:

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments:

(a)

The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder.  The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.16, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to the Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the constating documents of the Corporation.

(c)

The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as

Canarc Resource Corp.

Form 20-F

nearly as may be, which are provided in the Corporation's constating documents and the Corporations Act with respect to meetings of shareholders of the corporation.

(e)

Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, he submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Common Shares:

(a)

No Fractional Rights: The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights the Corporation shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

No Fractional Common Shares: The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share.

5.6

Rights of Action:

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such

Canarc Resource Corp.

Form 20-F

holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7

Regulatory Approvals:

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the TSX Toronto Stock Exchange and other applicable exchanges, if any, will be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d) and the issuance of convertible debt, equity or other securities or other property or assets under section 3.2. Notwithstanding anything to the contrary in this Agreement, no supplement or amendment to this Agreement or to the terms of the Rights may be made without the prior consent of the TSX Toronto Stock Exchange.

5.8

Declaration as to Non-Canadian holders:

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes.

5.9

Notices:

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, British Columbia V6C 1E1

Attention: Bradford J. Cooke

Fax No.: (604) 685-9744

With a copy to:

VECTOR Corporate Finance Lawyers

Barristers and Solicitors

1040-999 West Hastings Street

Vancouver, B.C. V6C 2W2

Attention:  Stewart L. Lockwood

Fax No.: (604) 683-2643

Canarc Resource Corp.

Form 20-F

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.

3rd floor, 510 Burrard Street

Vancouver, B.C. V6C 3B9

Attention:

Manager, Client Services

Fax No.:  (604) 661-9401

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on behalf of the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5. 10

Costs of Enforcement:

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors:

All of the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12

Benefits of this Agreement:

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of Rights.

5.13

Governing Law:

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14

Severability:

If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such

Canarc Resource Corp.

Form 20-F

jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.15

Effective Date:

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, subject to confirmation pursuant to section 5.16.

5.16

Confirmation:

The Corporation shall request the confirmation of this Agreement at a general meeting of holders of Voting Shares to be held no later than six months from the date of this Agreement. If the Agreement is not confirmed at such meeting by a majority of the votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17

Determinations and Actions by the Board of Directors:

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement).  All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Corporation, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.18

Counterparts:

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

CANARC RESOURCE CORP.

c/s

By:

 (signature)

 (name - please print)

Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By:

 (signature)

 (name - please print)

Authorized Signatory

                                                                       (signature)

 (name - please print)

Canarc Resource Corp.

Form 20-F

Authorized Signatory

Canarc Resource Corp.

Form 20-F

SCHEDULE A TO THE SHAREHOLDER RIGHTS AGREEMENT
DATED AS OF APRIL 30, 2005 BETWEEN
CANARC RESOURCE CORP. AND
COMPUTERSHARE INVESTOR SERVICES INC.

[Form of Rights Certificate]

Certificate No. ___________

                   Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF CANARC RESOURCE CORP., ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT.  RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certifies that ___________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the "Shareholder Rights Agreement"), dated as of APRIL 30, 2005 between CANARC RESOURCE CORP. (the "Corporation"), a corporation incorporated under the Company Act (British Columbia) and transitioned under the Corporations Act, and COMPUTERSHARE INVESTOR SERVICES INC., a corporation incorporated under the Canada Business Corporations Act as Rights Agent under the Shareholder Rights Agreement, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a "Common Share") (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the principal office of the Rights Agent in Vancouver, Canada.  The Exercise Price shall initially be $50.00 (Cdn.) per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the Rights evidenced hereby may entitle the holder of record thereof to purchase shares of an entity other than the Corporation or to purchase or receive in exchange for such Rights assets, securities or shares of the Corporation other than Common Shares or more or less than one Common Share, or some combination of the foregoing, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Canarc Resource Corp.

Form 20-F

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right.  After the Separation Time, in lieu of issuing factional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

CANARC RESOURCE CORP.

c/s

By:

 (signature)

 (name - please print)

Authorized Signatory

Countersigned by and on behalf of the Rights Agent,

COMPUTERSHARE INVESTOR SERVICES INC.

By:

 (signature)

 (name - please print)

Authorized Signatory

Canarc Resource Corp.

Form 20-F

[Form of Reverse Side of Rights Certificate]

CANARC RESOURCE CORP. - FORM OF ASSIGNMENT

(To be executed by the holder of record if such

holder desires to transfer the Rights.)

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

                                                                        (Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint as attorney, to transfer the within Rights Certificate on the books of the Corporation with full power of substitution.

Dated:

 [month, day, year]

Signature Guaranteed:

                                                                         Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this power must be guaranteed by a participant of a recognized Medallion Guarantee Program, for example, a bank, credit union, brokerage house or by a member of a recognized stock exchange.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature Guaranteed:

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

Canarc Resource Corp.

Form 20-F

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO:

COMPUTERSHARE INVESTOR SERVICES INC.

3rd floor, 510 Burrard Street,

Vancouver, B.C. V6C 3B9

Attention:  Manager, Client Services

The undersigned hereby irrevocably elects to exercise _____________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

Address:

Social Insurance or Other Taxpayer Identification Number:

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Full Address, including postal code:

Social Insurance or Other Taxpayer Identification Number:

Dated: _____________ [month, day, year]

Signature Guaranteed:

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this power must be guaranteed by a participant of a recognized Medallion Guarantee Program, for example, a bank, credit union, brokerage house or by a member of a recognized stock exchange.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Right Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

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

1.

The Annual Report on Form 20-F of Canarc for the year ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada June 30, 2005	Bradford Cooke President and Chief Executive Officer

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

1.

The Annual Report on Form 20-F of Canarc for the year ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

by:	/s/ Philip Yee

Vancouver, Canada June 30, 2005	Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F