Form 20-F
period 2005-12-31
CANARC RESOURCE CORP
filed 2006-07-14
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ]

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

OR

[X]

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934,

For the fiscal year ended December 31, 2005

OR

[  ]

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

[  ]

Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

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

58,545,115 Common Shares as at December 31, 2005

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]     No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ]     No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]     No [  ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  [  ]                              Accelerated filer  [  ]                              Non-accelerated filer  [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]     Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]     No [X]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

PART I

4

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

4

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3.     KEY INFORMATION

5

3.A      Selected Financial Data

5

3.B     Capitalization and Indebtedness

7

3.C     Reasons for the Offer and Use of Proceeds.

7

3.D      Risk Factors

7

ITEM 4.     INFORMATION ON THE COMPANY

15

4.A     History and Development of the Company

15

4.B     Business Overview

23

4.C      Organizational Structure

25

4.D     Property, Plants and Equipment

26

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

36

5.A     Operating Results

37

5.B     Liquidity and Capital Resources

40

5.C     Research and Development, Patents and Licenses, etc.

42

5.D     Trend Information

42

5.E     Off-Balance Sheet Arrangements

42

5.F     Tabular Disclosure of Contractual Obligations

43

5.G     Safe Harbor

44

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

45

6.A     Directors and Senior Management

45

6.B     Compensation

46

6.C     Board Practices

52

6.D     Employees

54

6.E     Share Ownership

54

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

57

7.A     Major Shareholders

57

7.B     Related Party Transactions

59

7.C     Interests of Experts and Counsel

60

ITEM 8.     FINANCIAL INFORMATION

60

8.A     Consolidated Statements and Other Financial Information

60

8.B     Significant Changes

62

ITEM 9.     THE OFFER AND LISTING

63

9.A     Offer and Listing Details

63

9.B     Plan of Distribution

64

9.C     Markets

64

9.D     Selling Shareholders

64

9.E     Dilution

64

9.F     Expenses of the Issue

65

ITEM 10.     ADDITIONAL INFORMATION

65

10.A     Share Capital

65

10.B     Memorandum and Articles of Association

65

10.C     Material Contracts

72

10.D     Exchange Controls

72

10.E     Taxation

74

10.F     Dividends and Paying Agents

79

10.G     Statement by Experts

79

10.H     Documents on Display

79

10.I     Subsidiary Information

80

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

80

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

80

PART II

80

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

80

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

80

ITEM 15.     CONTROLS AND PROCEDURES

80

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

81

16.A     Audit Committee Financial Expert

81

16.B     Code of Ethics

82

16.C     Principal Accountant Fees and Services

82

16.D     Exemptions from the Listing Standards for Audit Committees

83

16.E     Purchases of Equity Securities by Canarc and Affiliated Purchasers

83

PART III

83

ITEM 17.     FINANCIAL STATEMENTS

83

ITEM 18.     FINANCIAL STATEMENTS

83

ITEM 19.     EXHIBITS

83

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the last five fiscal years ended December 31, 2005 (stated in United States dollars) has been derived from Canarc’s audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  A reconciliation of certain material measurement differences in the financial information from that which would be provided if the financial statements were prepared in accordance with U.S. GAAP is provided in Item 8.A and in Note 12 to the audited Consolidated Financial Statements for the year ended December 31, 2005 included in Item 17.

Canarc Resource Corp.

Form 20-F

		As at and for the years ended December 31
	Selected Financial Information
	(stated in thousands of U.S. dollars, except per share amounts)	2005	2004	2003	2002	2001

(a)	Total revenues:
	Canadian GAAP	1,227	680	162	246	41
	U.S. GAAP	1,227	680	162	246	41
(b)	Income (loss) before extraordinary items:
	Total:
	Canadian GAAP	315	(4,013)	(876)	(7,477)	(3,660)
	U.S. GAAP	(374)	(3,088)	(1,751)	(374)	(444)
	Basic earnings (loss) per share:
	Canadian GAAP	0.01	(0.07)	(0.02)	(0.17)	(0.09)
	U.S. GAAP	(0.01)	(0.06)	(0.04)	(0.01)	(0.01)
(c)	Net income (loss):
	Total:
	Canadian GAAP	315	(4,013)	(876)	(7,477)	(3,660)
	U.S. GAAP	(374)	(3,088)	(1,751)	(374)	(444)
	Basic earnings (loss) per share:
	Canadian GAAP	0.01	(0.07)	(0.02)	(0.17)	(0.09)
	U.S. GAAP	(0.01)	(0.06)	(0.04)	(0.01)	(0.01)
	Diluted earnings (loss) per share:
	Canadian GAAP	0.01	(0.07)	(0.02)	(0.17)	(0.09)
	U.S. GAAP	(0.01)	(0.06)	(0.04)	(0.01)	(0.01)
(d)	Total assets:
	Canadian GAAP	11,182	10,777	12,882	10,217	17,081
	U.S. GAAP	7,101	7,215	8,395	6,605	6,366
(e)	Total long-term debt (1):
	Canadian GAAP	-	-	-	-	-
	U.S. GAAP	-	-	-	-	-
(f)	Shareholders' equity (net assets):
	Canadian GAAP	10,947	10,302	12,423	10,058	16,837
	U.S. GAAP	6,866	6,740	7,936	6,446	6,122
(g)	Dividends per shares:
	Canadian GAAP		No dividends declared in any of these periods
	U.S. GAAP		No dividends declared in any of these periods
(h)	Shares:
	Diluted number of common shares	65,879,115	66,666,198	64,356,198	55,843,444	50,258,801
	Number of common shares	58,545,115	58,318,448	53,058,448	47,159,444	43,834,801

(1)     The Registrant has no preferred shares.

Canarc has had no long-term debt and has paid no cash or share dividends over the last five years.

On June 16, 2006, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.1226.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Canarc Resource Corp.

Form 20-F

Month	Year	High (CAD$)	Low (CAD$)
December	2005	1.1646	1.1583
January	2006	1.1621	1.1536
February	2006	1.1521	1.1461
March	2006	1.1606	1.1545
April	2006	1.1476	1.1413
May	2006	1.1132	1.1055

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)
2001	1.6052	1.4901	1.5484	1.5928
2002	1.6184	1.5028	1.5704	1.5776
2003	1.5777	1.2839	1.4015	1.2965
2004	1.4003	1.1746	1.3015	1.2020
2005	1.2734	1.1427	1.2116	1.1630

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

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Registrant’s mineral

Canarc Resource Corp.

Form 20-F

exploration and development activities will result in any discoveries of bodies of commercial ore.  Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Registrant has relied and may continue to rely upon consultants and others for construction and operating expertise.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Depending on the price of gold or other minerals produced, the Registrant may determine that it is impractical to commence or continue commercial production.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Registrant’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Registrant to apply for an exploitation concession.  There can be no guarantee that such a concession will be granted.

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

As noted in its audited consolidated financial statements for the year ended December 31, 2005, the Registrant has incurred significant operating losses and has an accumulated deficit of $39,705,000 at December 31, 2005.  Furthermore, the Registrant has working capital of $1,201,000 as at December 31, 2005, which is not sufficient to achieve the Registrant’s planned business objectives.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

Canarc Resource Corp.

Form 20-F

The report of our independent registered public accounting firm on the December 31, 2005 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

Canarc Resource Corp.

Form 20-F

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

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke is a Director of Endeavour Silver Corp., a company in which the Registrant owns shares.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against

Canarc Resource Corp.

Form 20-F

any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant.  In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Possible PFIC Status May Have Possible Adverse Tax Consequences for United States Investors

Potential investors who are United States taxpayers should be aware that Canarc may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years.  This status arises due to the fact that Canarc’s excess exploration funds are invested in interest bearing securities creating “passive income” which, while modest and ancillary to the exploration business, has been Canarc’s only substantive source of income.  If Canarc is a PFIC for any year during a United States taxpayer’s holding period, then such a United States taxpayer, generally, will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Canarc.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A United States taxpayer who makes a QEF election generally must report on a current basis its share of Canarc’s net capital gain and ordinary earnings for any year in which Canarc is a PFIC, whether or not Canarc distributes any amounts to its shareholders.  A United States taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.  Item 10.E provides further details.

Volatility of Shares Could Cause Investor Loss

Canarc Resource Corp.

Form 20-F

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

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At June 16, 2006, Canarc had 63,470,476 common shares and 6,489,000 share purchase options and 231,000 warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares.  At June 16, 2006, dilutive securities represented approximately 11% of Canarc’s issued shares.  Certain of these dilutive securities are exercisable at prices below the June 16, 2006 closing market price of CAD$0.64 for Canarc’s shares and, accordingly, will result in dilution to existing shareholders if exercised.

Canarc Resource Corp.

Form 20-F

ITEM 4.     INFORMATION ON THE COMPANY

The Registrant is a Canadian mineral exploration company and is subject to NI 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects.  It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its mineral projects.  In addition to other matters, it sets out strict guidelines for the classification of and use of the terms ‘mineral resource’ and ‘mineral reserve’ and it requires all technical disclosure to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association.  The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/policy.asp?id=2884&scat=4&title=4%20-%20Distribution%20Requirements.  While the Registrant believes that its technical disclosure, when made, was accurate, technical disclosure prepared by the Registrant before NI 43-101 came into force in February 2001 has not been updated by the Registrant to be compliant with NI 43-101 other than as specifically disclosed herein.

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

Introduction

The Registrant is a Canadian mineral exploration company engaged in the acquisition, exploration and, if warranted, development of precious metal properties in Canada, Costa Rica, Mexico and Suriname.  The Registrant owns or holds, directly or indirectly, interests in four precious metal properties, which are known as the New Polaris and Eskay Creek properties in British Columbia, Canada, the Bellavista property in Costa Rica, and the Benzdorp property in Suriname.  In May 2006, the Registrant transferred its interest in the Sara Kreek

Canarc Resource Corp.

Form 20-F

property to its partner, Suriname Wylap Development Company N.V. (“Wylap Development”), in settlement for repayment of monies which were previously advanced for exploration of the property and a net smelter return for a period of six years.

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of $9,658,000 in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2005 and are summarized as follows for the past three fiscal years:

		2005			2004			2003
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris	$3,605	$1,229	$4,834	$3,605	$749	$4,354	$3,605	$288	$3,893
Eskay Creek	-	-	-	188	14	202	188	14	202

Costa Rica:
Bellavista	-	-	-	89	-	89	89	-	89

Suriname:
Sara Kreek	100	-	100	100	-	100	1,567	1,717	3,284
Benzdorp	301	4,423	4,724	301	3,983	4,284	181	2,840	3,021

Mexico:
Sonia II	-	-	-	10	19	29	-	-	-
Clara	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	8	8	-	-	-

	$4,006	$5,652	$9,658	$4,293	$4,773	$9,066	$5,630	$4,859	$10,489

Further information and details regarding Canarc’s properties contained herein this section are provided in Item 4.D.

For the three month period ended March 31, 2006, Canarc incurred further exploration expenditures of $61,000 for New Polaris and $216,000 for Benzdorp.  For 2006, Canarc no longer receives any pre-production payment for the Bellavista property which achieved commercial production in December 2005.

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

Canarc Resource Corp.

Form 20-F

In May 2003, Canarc initiated new internal engineering and resource studies on the property to evaluate various mine development alternatives.  In late 2003, work commenced on a scoping study with emphasis on modelling a resource suitable for a mine plan.  Metallurgical testing continued to optimise the gold recoveries into a saleable sulphide concentrate grading up to 125 gpt gold.  Preliminary engineering and costing was carried out for a 600 tpd, high-grade underground mine, feeding a simple crush-grind-float process plant with seasonal shipping of the concentrates by barge and by truck or train to autoclave facilities in Nevada, USA.  In the last quarter of fiscal 2003, Canarc completed a 3-hole, 5,121 foot drilling program which was designed to test two deep targets beneath the underground mine workings.  In fiscal 2003, Canarc invested $288,000 in exploration expenditures.

In October 2004, Canarc commenced the Phase 1 in-fill drilling program for the New Polaris property which was completed by the end of fiscal 2004.  All eleven drill holes intersected economically significant gold grades and vein widths in two main, sub-parallel, en-echelon, shear-veins.  In fiscal 2004, Canarc invested $461,000 in exploration expenditures.

In June 2005, Canarc resumed work at New Polaris, including the mapping of a possible road route to Taku Inlet, in preparation for a Phase 2 in-fill drilling program to continue defining and extending the known C zones.  The purpose of this drilling program was to outline at least a 600,000 ounce resource amenable to a feasibility study for a 65,000 ounces per year high grade, underground gold mine with a minimum 9-year mine-life.  In October 2005, Canarc commenced the Phase 2 in-fill drilling program at the property which returned additional high grade gold intercepts that established better continuity, thickness and grade of the C vein system.  All eight drill holes intersected economically significant gold grades and vein widths.  In 2005, further metallurgical testing of gold ores from the New Polaris improved gold recoveries to the 95% level, by optimising the grinding, autoclaving and leaching processes.  In fiscal 2005, Canarc invested $480,000 in exploration expenditures.

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

Canarc Resource Corp.

Form 20-F

Canarc did not implement any exploration programs for the Eskay Creek property in the 2003 and 2004 fiscal years.  In the 2005 fiscal year, Canarc elected to write-off the associated property costs, but continues to have a one-third carried interest in the Eskay Creek property.

Item 4.D provides further details.

Costa Rica

Bellavista

In 1994, Canarc acquired a net profits interest in the Bellavista property located near San Jose, Costa Rica.  Canarc’s property agreement was with Wheaton River Minerals Inc. (“Wheaton River”), which sold the property to Glencairn Gold Corp. (“Glencairn”) in 2002.  The property agreement giving Glencairn the right to earn a 100% working interest in the property calls for pre-production payments to be made to Canarc in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the 2003 and 2002 fiscal years were made by the previous property holder, Wheaton River, for cash of $58,875 and the issuance of 529,000 common shares of Wheaton River.  Glencairn paid $120,546 to Canarc in the 2005 fiscal year.

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

Glencairn achieved commercial production in December 2005.

Item 4.D provides further details.

Mexico

Sonia II:

In July 2004, Minera Aztec S.A. de C.V. (“Minera Aztec”) entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing.

Minera Aztec was previously a 63% owned subsidiary of Canarc, which interest was diluted to 27% in November 2005 and then to 19% in March 2006.

Canarc Resource Corp.

Form 20-F

Clara:

In March 2001, Minera Aztec was granted an option to acquire a 100% interest in two mineral claims located in Mexico known as the “Clara” properties.  In fiscal 2003, Minera Aztec determined not to proceed with the option and wrote off the property.

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

Canarc has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments and exploration expenditures.  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which Canarc owns 40% and Grassalco owns 60%.

In fiscal 2003, Canarc incurred $868,000 in acquisition and exploration expenditures, and $1,263,000 in fiscal 2004 and $868,000 in fiscal 2005.

Canarc Resource Corp.

Form 20-F

In 2003, Canarc commenced and completed a Phase 1 drilling program involving 38 holes in 5 prospect areas:  JQA, JQW, JQS, Pointu Kreek and Roche Kreek.  The purpose of the Phase 1 drilling program was to test for gold mineralization in saprolite from surface down to bedrock.  The Phase 1 drilling program discovered a large area of low grade, open pittable gold-copper porphyry mineralization in the JQA prospect.

In 2004, Canarc commenced and completed the Phase 2 drilling program.  A total of 3,984 metres of diamond drilling were completed in 13 holes at the JQA prospect on the Benzdorp property.  The main goal was to test a portion of the JQA prospect and all 13 holes encountered significant porphyry gold mineralization in saprolite starting at surface.

In 2005, Canarc continued to assess the metallurgical characteristics of saprolite and bedrock mineralization from the JQA prospect in order to determine the viability of gold recovery as well as a comprehensive compilation of previous work and exploration to develop new targets for a drilling program.  In June 2005, a six-month program of line-cutting, soil sampling, airborne geophysics, core re-logging and geological compilation was implemented.  By the end of the 2005 exploration program, Canarc had expended US$5 million in exploration expenditures as required as part of its option to earn up to an 80% interest in the Benzdorp property;  the expenditures included a 10% management fee and are subject to acceptance and verification by Grassalco.

Canarc has not yet completed a feasibility study for the Benzdorp property.

Item 4.D provides further details.

Sara Kreek

The Sara Kreek property is located in the Republic of Suriname.  Canarc owned a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of Canarc’s investment) in the surface mineral rights.

There was no exploration activity on the project in 2003, 2004 and 2005.  In fiscal 2004, the Sara Kreek property was further written-down by $3,184,000 to a nominal $100,000.

In May 2006, Canarc reached an agreement to transfer its interest in the Sara Kreek property to its partner, Suriname Wylap Development Company NV (“Wylap Development”), in exchange for repayment of monies previously advanced for exploration of the property.  Canarc received an immediate cash payment of US$400,000 and will receive the greater of US$50,000 per year or 1.5% royalty on annual gold production from the property over the next 6 years.

Item 4.D provides further details.

Other developments and matters for the past three fiscal years

Canarc Resource Corp.

Form 20-F

For the past three fiscal years ended December 31, 2005, Canarc closed the following private placements:

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

-

In October 2004, Canarc closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500, which were expended in 2004.  A finder’s fee of 60,000 non-flow-through common shares was issued in connection with this private placement;  and

-

No equity financings were transacted in fiscal 2005.

In March 2006, Canarc closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, at a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007.  The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

For the past three fiscal years ended December 31, 2005, the following stock options were granted:

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

Canarc Resource Corp.

Form 20-F

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

-

2,100,000 stock options with an exercise price of CAD$0.35 per share and an expiry date of June 30, 2010 were granted in June 2005;  and

-

295,000 stock options with an exercise price of CAD$0.40 per share and an expiry date of December 5, 2010 were granted in December 2005.

In the first quarter of fiscal 2006, 50,000 stock options with an exercise price of CAD$0.67 per share and an expiry date of February 13, 2008 were granted in February 2006.

At Canarc’s annual and extraordinary general meeting held in May 2005, the following items were transacted and approved:

-

The increase in the maximum aggregate number of common shares which may be reserved under Canarc’s stock option plan (“Stock Option Plan”) from 5,696,450 shares to 11,696,450 shares.  The increase in the amount of shares reserved for issuance under the Stock Option Plan totals 6,000,000 shares.  The increase of 6,000,000 shares effectively resets the percentage of shares in the closing reserve balance to its original percentage of approximately 20% of the number of common shares issued and outstanding;

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

Competitive conditions

Canarc has no particular competitive advantage in Canada, Mexico and Costa Rica, but it enjoys an advantage in Suriname because there are only a few other gold mining companies which are active in the country.

Canarc Resource Corp.

Form 20-F

However this advantageous position is partly offset by the increased political risk in Suriname as compared to the other jurisdictions in which Canarc is active in.  Canarc’s agreement on the Benzdorp property in Suriname was breached by its partner, the state mining company, Grassalco, in 1997 for failure to incorporate a local joint venture company, to transfer the Benzdorp concession titles to that joint venture company and to issue Canarc its 40% of that joint venture company’s shares.  However, after lengthy and repeated discussions with the partner, Grassalco, the breach was resolved and the agreement was returned to good standing in 2002, and in 2004, the final transfer of the Benzdorp property exploration concessions from Grassalco to Benzdorp Gold N.V., 40% of which is owned by Canarc, was completed.

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

Trends

In January 2003, the price of gold was at an average of $357 and over the past three years has slowly but steadily climbed 43% to an average of $510 in December 2005, and then to $677 in May 2006 but declined to $599 by mid-June 2006.  Not only has this trend made the gold mining business more profitable, it has attracted investors into the gold equities, driving up the share prices of gold companies and providing a market for capital financing to the gold industry.

During the same period from January 2003 to December 2005, the closing monthly market price for the Registrant’s shares decreased from CAD$0.65 to CAD$0.58 – a nominal decrease of 11%, and reached a high of CAD$1.09 in October 2003.  In May 2006, the closing monthly market share price was CAD$0.64.  Management continues to foresee greater opportunities to finance the mineral exploration and development efforts on Canarc’s gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices.

Canarc Resource Corp.

Form 20-F

The Registrant has determined that the policies of the current provincial government in British Columbia has led to increased incentives for mineral resource development in the province.  In addition, the price of gold bullion has continued to increase, reflecting in part the continued weakening United States dollar.  These factors should make gold exploration in British Columbia increasingly attractive and should increase the opportunities for its New Polaris property.

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

Aztec Metals Corp. (formerly, Minera Aztec Silver Corporation, Aztec Silver Corporation, IndoAsia Gold Ltd. and Atec (Barbados) Ltd., name changes on November 22, 2005, January 7, 2000, March 27, 1998 and March 12, 1997) (“Aztec Metals”) is a company duly incorporated under the Laws of Barbados on February 2, 1996 and continued into the province of British Columbia on January 7, 2000.  Aztec Metals was previously a 63% owned subsidiary of Canarc, which interest was diluted to 27% in November 2005 and then to 19% in March 2006.

Minera Aztec S.A. de C.V., a company duly incorporated under the Laws of Mexico on May 28, 1998.  Because Minera Aztec is a wholly-owned subsidiary of Aztec Metals, the Registrant previously held a 63% interest which was diluted to 27% in November 2005 and then to 19% in March 2006 resulting from the Registrant’s dilution in Aztec Metals.

Canarc Resource Corp.

Form 20-F

New Polaris Gold Mines Ltd. (“New Polaris”) (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly-owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc.  The Registrant owns 100% of the issued and outstanding shares.

Sara Kreek Resource Corporation N.V. is a company duly incorporated under the laws of Suriname on January 9, 1995.  The Registrant previously owned 80% of the issued and outstanding shares until May 2006 when the Registrant reached an agreement to transfer its interest in the Sara Kreek property to its partner, Wylap Development, in exchange for repayment of monies previously advanced for exploration of the property.

In addition, the Registrant has rights to acquire interests in certain other corporations which hold, directly or indirectly, mineral rights in Suriname.

4.D     Property, Plants and Equipment

Description Of Property

Property Summary Chart (as of December 31, 2005):

Property Name	Location	Maximum¹ % Interest held (or to be earned)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)
New Polaris²	BC, Canada	100%	$3,605,000	$1,229,000
Eskay Creek	BC, Canada	33 - 1/3%	Nil	Nil
Bellavista	Costa Rica	18.3%	Nil	Nil
Benzdorp	Suriname	80%	$301,000	$4,423,000
Sara Kreek	Suriname	80%	$100,000	Nil

¹  subject to any royalties or other interests as disclosed below

²  previously known as “Polaris-Taku”

3  after recoveries and write-downs

NOTE:  All references to U.S.$ unless otherwise noted.  See below for further details on each property.  Refer to Note 12 of the consolidated financial statements as of December 31, 2005 as included herein, for disclosure of differences between US GAAP and CAD GAAP.

The following is a more detailed description of some of the more material properties listed above in which the Registrant has an interest.

Canarc Resource Corp.

Form 20-F

Item 4.A provides further details on mineral projects.

Material Mineral Project

New Polaris Gold Project, British Columbia, Canada

The Registrant’s interest in the New Polaris Gold property was the subject of a report (the “Walton Report”), dated June 19, 2002, prepared by Godfrey Walton, PGeo, of G.J. Walton & Associates Ltd, 5463 Cortez Crescent, North Vancouver, British Columbia, Canada, V7R 4R1, a copy of which has been filed with the applicable Canadian regulatory bodies in June 2002 and which is incorporated herein by this reference.

The following description of the New Polaris Property has been summarized primarily from the Walton Report with some amendments and updates.  Figures referred to are not reproduced in this Form 20-F, and the reader is referred to the full report filed with the regulatory bodies and which is accessible at www.sedar.com.

Recent work which was performed on the New Polaris Property as described herein was prepared under the supervision of the Registrant’s Qualified Person, Vice-President Exploration, James Moors, PGeo.

Introduction:     A small, high grade, underground past producing gold mine, New Polaris has become one of the largest gold deposits in western Canada as a result of Canarc’s successful exploration programs.  Based on 182 drill holes, Canarc estimated in 1997 a drill-indicated and geologically inferred gold resource of 3.6 million tons grading 0.36 oz per ton containing 1.3 million oz gold, still open for expansion.  This historic resource is not compliant with NI 43-01 and should not be relied upon.

Current Status:     New Polaris is an advanced exploration project, requiring infill drilling to further define proven and probable ore reserves followed by a full feasibility study to determine the economic viability of the project.  Canarc continues with its in-fill drilling programs, whose purpose is to outline at least a 600,000 ounce resource amenable to a feasibility study for a 65,000 ounces per year high grade, underground gold mine with a minimum 9-year mine-life.

In 2006, Canarc has proceeded with a Phase 3 drilling program for the New Polaris project.  The drilling program proposes 65 holes totaling 20,000 metres of core, in order to define a 600,000 oz. resource estimate compliant with NI 43-101.  Subject to the completion of new resource estimates, Canarc plans to refine a conceptual mine plan, to complete an initial economic evaluation, and to enrol in the provincial mine development permitting process, after which the New Polaris project would enter into full feasibility and permitting.

Recent Work:     A Phase 2 in-fill drilling program was implemented in 2005 to continue defining and extending the known C zones.  The drilling program returned additional high grade gold intercepts that established better continuity, thickness and grade of the C vein system.  Eight holes totalling 7,733 feet (2,357 metres) of core were drilled on 100 feet (30 metre) spacings to test the C vein system, starting a further 100 feet (61 metre) down-dip and 100 feet along strike from Phase 1 infill drilling program in 2004.  All eight drill holes intersected economically significant gold grades and vein widths.

Canarc Resource Corp.

Form 20-F

Each hole intersected the C vein system over broad widths and each C vein intercept contains intervals of higher grade gold.  The weighted average of the principal C vein intercepts is 0.41 oz per ton over 26.2 feet (14.2 grams per tonne over 8.0 meters), the hanging-wall C vein intercepts averaged 0.46 opt over 11.5 feet (15.8 gpt over 3.5 metres) and the higher-grade principal C vein intervals averaged 0.81 opt over 7.6 feet (27.7 gpt over 2.3 metres).  True thicknesses are estimated to be 85% to 95% of the core lengths.

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

The Giroux estimate is the most up to date externally prepared mineral inventory estimation, which includes what was left in the mine when it was closed and the new areas identified in drilling up to 1995.  Although these estimations were completed prior to the implementation of NI 43-101, its Probable Resource appears to conform with an Indicated Resource and its Possible Resource would be an Inferred Resource.  This was confirmed by a

Canarc Resource Corp.

Form 20-F

telephone conversation between Godfrey Walton and Gary Giroux during the preparation of the NI 43-101 report.

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

In 1997, Canarc prepared an internal estimate of resources including all drilling results, and concluded that the New Polaris gold deposit contained 3.6 million tons grading 0.36 oz/ton for a total of approximately 1.3 million oz.  This has not been updated to be compliant with NI 43-101 and should not be relied upon.

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

Environmental:     Canarc has been systematically eliminating all old mine buildings at the site, except those in current use.  Test work indicates rock is non-acid generating.  Water wells were installed and surface and

Canarc Resource Corp.

Form 20-F

ground water monitoring is underway.  The Registrant holds a permit for the dewatering and care and maintenance phases of the mine pumping.

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101.

Bellavista Gold Mine, Costa Rica

The following technical information on the Bellavista property was not prepared on behalf of the Registrant, and the Registrant cannot confirm that such information is in compliance with NI 43-101.  This disclosure is provided for informational purposes only and should not be relied upon.

Introduction:     Bellavista is a large tonnage, low-grade epithermal gold deposit.  Glencairn Gold Corp. (“Glencairn”), the operator, has identified a smaller, higher grade, mineable reserve suitable for low cost open pit, heap leach gold production;  Canarc’s property agreement was with Wheaton River Minerals Inc. (“Wheaton River”) which sold the property to Glencairn in 2002.  Canarc owns up to a 20.24% carried interest (after payback).

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

Current Status:     During the first quarter ended March 31, 2006, Glencairn sold 12,900 ounces from its Bellavista operations at a realized gold price of $555 and incurred cash operating costs per ounce of gold sold of $299.

Recent Work:     Glencairn, owner and operator of the Bellavista mine in Costa Rica, poured its first gold bars at the Bellavista mine in June 2005.  Based upon Glencairn’s feasibility study, the Bellavista mine has proven and probable ore reserves of 9.55 million tonnes grading 1.50 grams per tonne gold, containing about 555,000 ounces of mineable gold.  At a gold recovery rate of 78.6%, the Bellavista mine can produce an estimated average rate of 60,000 ounces gold per year, with a mine life of 7 years and an estimated cash operating cost of $267 per ounce.

Canarc receives pre-production advance royalty payments up to and including the year commercial production commences.  Canarc received a pre-production cash payment of $120,556 from Glencairn in January 2005.  Glencairn declared commercial production in December 2005, producing 4,257 ounces gold during the month.

Location and Access:     Costa Rica, 80 km west of San Jose near the town of Miramar, accessible by truck on the Pan American highway and a mine access road.

Canarc Resource Corp.

Form 20-F

Description and Ownership:     Several contiguous mineral concessions covering 2,000 hectares in the Central Gold Belt, owned by Glencairn.  Canarc’s 18.3% interest is carried whereby Glencairn must incur all development costs to production, subject to payback from cash flow.

History:     The Bellavista and Montezuma mines produced small tonnages of gold-silver ore from underground workings at the turn of the century.  In the 1980s, Minera Rayrock acquired a controlling interest and by 1996, had completed significant exploration work, including a feasibility study.  Wheaton River bought out Rayrock’s interest in 1997 and completed additional drilling required for a new feasibility study in 1998.  Glencairn bought out Wheaton River’s interest in 2002.  About $35 million has been incurred in capital costs by Glencairn.

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

Production Model:     The base case production model as disclosed by Glencairn calls for 60,000 oz./year for 7 years.  Capital costs are about $35 million and cash operating costs are estimated to average $267 per oz. for the mine life.

Benzdorp Property, Suriname

Introduction:     Benzdorp is historically the most prolific gold producing region in the Republic of Suriname with alluvial production exceeding 1 million oz. gold.

In April 1996, the Registrant entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5,000,000 over a four-year period.  In August 2002, the Registrant amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005 which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of $40,000 which was paid in April 2005.  Also, the Registrant will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  Each year thereafter, the Registrant will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash

Canarc Resource Corp.

Form 20-F

payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  In fiscal 2004, the Registrant had earned a 40% interest in the Benzdorp property, and the Registrant expects to exercise its right to increase its interest to 80%.  In February 2004, the Registrant and Grassalco incorporated a company in Suriname and transferred the Benzdorp concessions to it, on behalf of the Registrant (40%) and Grassalco (60%).

The exploration concessions for the Benzdorp are due to expire in May 2007.  An extension is available at the discretion of the Suriname Minister of Mines.

Current Status:     In early 2006, the Registrant commenced a high-resolution airborne magnetic and radiometric survey over the entire greenstone belt and other prospective portions of the property in order to provide a previously unprecedented degree of geological detail and to assist in identifying the structures controlling gold mineralization.  The airborne geophysical survey covering 1,800 km was completed by May 2006.  Once interpretation of the geology and structures related to gold mineralization is completed, the Registrant can prioritize the gold prospect areas for trenching and drilling.

In 2006, the Registrant also commenced plans to complete up to 300 kilometre of line cutting and to collect more than 7,000 soil samples over another 30% of the prospective greenstone belt, focusing on the meta-sedimentary rocks that host the Haut Antino and Rufin prospect areas.

Recent Work:     In 2005, the Registrant continued to assess the metallurgical characteristics of saprolite and bedrock mineralization from the JQA prospect in order to determine the viability of gold recovery as well as a comprehensive compilation of previous work and exploration to develop new targets for a drilling program.

In June 2005, the Registrant resumed its exploration efforts on the Benzdorp property and implemented a six-month program of line-cutting, soil sampling, airborne geophysics, core re-logging and geological compilation.  The goals of the exploration program were as follows:

-

Complete more detailed sampling of several gold prospect areas to better define them prior to the next drilling program;

-

Carry out geologic and petrographic studies on JQA drill core to clarify the porphyry rock types and alteration assemblages, then re-interpret all geologic information from the JQA porphyry gold discovery area to better define the higher grade mineralization and extensions for drilling;  and

-

Use airborne magnetic and radiometric survey data to better understand the underlying geological and structural controls to gold mineralization at Benzdorp and generate new target areas.

The first gold prospects for follow-up sampling were in the Van Heemstra area which is several kilometres north of JQA.  Two broadly anomalous gold prospect areas were found by reconnaissance soil sampling in 1997, but have not been followed up to date.  By the end of 2005, the Registrant completed 33 kilometres of line-cutting and collected 1,189 soil samples in the Van Heemstra Kreek area, on the north part of the property.  Two large new gold prospect areas were outlined, referred to as VHA and VHB.  The VHA target is 650 metre long by up to 600 metre wide, and is possibly related to two separate quartz-sericite schist and quartz vein exposures, one of which assayed over 3 gpt gold in a grab sample.  The VHB target is 400 metre long by 200 metre wide, with peak values up to 1.7 gpt gold.

Canarc Resource Corp.

Form 20-F

In 2005, the Registrant also carried out selective re-logging and re-interpretation of the JQA drill core to better understand the controls on mineralization.

By the end of the 2005 exploration program, the Registrant had expended US$5 million in exploration expenditures as required as part of its option to earn up to an 80% interest in the Benzdorp property;  the expenditures included a 10% management fee and are subject to acceptance and verification by Grassalco.  The Registrant currently holds a 40% interest and is required to make certain cash payments and complete a feasibility study in order to fully vest its 80% interest.

Location and Access:     Southeastern Suriname, 300 km southeast of Parimaribo, the capital city, accessible by charter aircraft to the nearby Tabiki airstrip or by boat up the Marowijne River, then by ATV on the property roads.

Property Description:     Four exploration concessions measuring 42 km x 31 km, totaling 138,000 hectares.  The Registrant holds an option to acquire an 80% interest (subject to a 20% NPI or 1½ to 6% NSR) in the subsurface mineral rights from Grassalco.

History:     Gold production was first recorded from Benzdorp in the late 1800s when English and Dutch companies exploited the alluvial deposits.  The Jungle Queen dredge produced over 500,000 oz. alone over a 40-year period.  In more recent times, hundreds of illegal small-scale miners typically produce up to 10,000 oz. gold each year by reprocessing the river gravels.  The Registrant acquired its property option in 1996 and has spent $2 million on thousands of soil samples, hundreds of deep auger drill holes, and six long bulldozer trenches.

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

Eskay Creek Property, British Columbia, Canada

The following technical information on the Eskay Creek property was not prepared on behalf of the Registrant, and the Registrant cannot confirm that such information is in compliance with NI 43-101.  This disclosure is provided for informational purposes only and should not be relied upon.

Introduction:     The Eskay Creek property partially surrounds the high grade Eskay Creek mine of Barrick.  The property is joint ventured with Barrick (66 2/3%) and covers the favourable Eskay Creek ore horizon along strike and at depth.  Barrick explored the property systematically for Eskay Creek-type ore bodies.

Current Status:     Early stage exploration.

Canarc Resource Corp.

Form 20-F

In late 2004, Barrick reported that no further work was recommended in several zones in the property, and no further exploration work was conducted on the property by Barrick.  In 2005, the Registrant elected to write-off the associated property costs.

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

History:     The Eskay Creek gold-silver deposit was discovered in 1988 and commenced production in 1994.  The ore is so high grade (>3 oz. Gold equivalent per ton) that it is simply mined, crushed and shipped directly to smelters with no milling or concentrating.  The Registrant’s Eskay Creek property partially surrounds Barrick’s Eskay Creek mine and has had over $3 million in exploration completed by Barrick.  Several mineral prospects have been drilled and potential targets still remain to be drilled.

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

Sara Kreek Property, Suriname

Introduction:     Sara Kreek was a development property located in the Republic of Suriname, South America.  The Sara Kreek property produced over 500,000 oz. gold historically.

Current Status:     In May 2006, the Registrant reached an agreement to transfer its interest in the Sara Kreek property to its partner, Wylap Development, in exchange for repayment of monies previously advanced for exploration of the property.  The Registrant received an immediate cash payment of US$400,000 and will receive the greater of US$50,000 per year or 1.5% royalty on annual gold production from the property over the next 6 years.

Recent Work:     No exploration programs were implemented since 1999, and the property was written down in 2002 to reflect management’s estimate of the property’s net recoverable value and in 2004 was further written-down by $3,184,000 to a nominal $100,000 based upon CAD GAAP.

Location and Access:     East central Suriname, 160 km south of Paramaribo, the capital city, accessible by charter aircraft to a 1,500 ft. airstrip on the property or by boat across Van Blommestein Lake (a large, man-made lake for a hydroelectric project), then by truck on the property access road.

Canarc Resource Corp.

Form 20-F

Property Description:     One Exploitation Concession measuring 17 km x 19 km, totalling 22,500 hectares.  The Registrant had a 100% interest (subject to a 20% NPI or 1½ to 5½% NSR) in the subsurface mineral rights, as well as an 80% interest (reverting to 50% after payback of our investment) in the surface mineral rights.

History:     Gold production was first recorded from Sara Kreek in the late 1800s, when English and Dutch companies exploited the alluvial deposits.  At their peak, several large dredges were in operation and a 200 km long narrow gauge railway was built from Paramaribo to Sara Kreek, to service the hundreds of families living there.  The gold fields produced over 500,000 oz. gold, then fell dormant for 50 years, until Wylap Development modernized the placer mines and operated briefly in the late 1980s.  The Registrant acquired its property interests in 1993.

Property Geology:     All of the known gold prospects fall along a north trending greenstone belt of meta-volcanic and meta-sedimentary rocks, crosscut by northeast and northwest trending structures.  Mineralization also appeared to be related to late-stage quartz-feldspar porphyry or diorite intrusions.  Gold is associated with pyrite, chalcopyrite and other sulfide minerals in quartz-carbonate veins, shears and stockwork zones.

Exploration Target:     The exploration target at Sara Kreek was for shear-hosted gold deposits of several million tonnes containing up to one million oz. gold or more to 300 m depth.  The two main gold mineralized shear zones have been traced semi-continuously over 13 km of combined strike length on the property.

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

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant’s financial statements are stated in United States dollars and are prepared in accordance with CAD GAAP.  Reference is made to Note 12 of the consolidated financial statements for the year ended December 31, 2005 of the Registrant as included herein for discussion of the material differences between CAD GAAP and U.S. GAAP and their effect on the Registrant’s financial statements.

Canadian and United States Generally Accepted Accounting Principles:     The audited consolidated financial statements of the Registrant are prepared in accordance with CAD GAAP.  Accounting practices under CAD GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

Canarc Resource Corp.

Form 20-F

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

-

For CAD GAAP, cash flows relating to mineral property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

-

During 2004 and 2003, the Registrant considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Registrant’s financial statements, based on the current stage of the Registrant’s mineral properties.

-

For CAD GAAP, a provision is recognized at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Registrant.  For US GAAP, no such provision is recognized.

Further details are provided in Note 12 of the audited consolidated financial statements for the year ended December 31, 2005.

5.A     Operating Results

In accordance with an acceptable accounting policy under CAD GAAP, all costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration expenditures, net of any recoveries and write-downs.

Canarc Resource Corp.

Form 20-F

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

Fiscal Year 2005 – Year ended December 31, 2005 compared with December 31, 2004

Canarc realized a net income of $315,447 for the year ended December 31, 2005 in contrast to a net loss of over $4 million for the year ended December 31, 2004.  The net income in 2005 was attributable to the combined effects of lower operating costs, gain from disposition of marketable securities, gain from dilution of its long term investment, future income tax recovery from the renunciation of exploration expenditures, and lower write-off of mineral properties.

Overall operating expense were reduced, reflecting the commensurate fall in operating activities of Canarc as management refocused efforts on exploration programs for the New Polaris and Benzdorp properties.  Expenses for corporate development decreased slightly and reflected efforts in developing strategic partnerships and alliances for Canarc’s properties.  Given that certain accounts of Canarc are stated in Canadian dollars, the continued appreciation of the Canadian dollar relative to the U.S. dollar caused the recognition of foreign exchange gains, although the appreciation of the Canadian dollar was not as significant as in prior years.  The Canadian dollar exchange rate relative to the US dollar is slowly strengthening to the levels in the early 1990s.  Stock-based compensation results from the granting of stock options.  In 2005, stock options for 2,395,000 common shares were granted whereas stock options for 1,500,000 common shares were granted in the prior year.  Lower rates of returns and lower volatility of Canarc’s shares would yield reduced fair values of the stock options granted.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses, but operating losses fell relative to the prior year.

Significant gains of over $1.2 million were realized in 2005 from the disposition of marketable securities primarily from Canarc’s shareholdings in Endeavour Silver Corp. (“Endeavour”), a company which share certain common directors.  Disposition of Endeavour shares provided proceeds of about $1.98 million which financed the operations of Canarc in 2005 as minimal financing was provided from equity sources during the year.

In 2005, Aztec, previously a subsidiary of Canarc and now only an affiliated company, proceeded with a reorganization involving a change of name, a five-to-one share consolidation, shares-for-debt settlements, and a private placement.  Aztec’s private placement involved the issuance of 6,190,00 common shares and diluted Canarc’s interest from 63% to 27% resulting in the recognition of a dilution gain of $621,390.  Canarc also wrote-off a debt of $542,051 owed by Aztec.

Canarc Resource Corp.

Form 20-F

The future income tax recovery in 2005 was for flow-through shares pursuant to the guidelines issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants under EIC 146 “Flow Through Shares” (“EIC 146”).  EIC 146 requires the recognition of a provision at the date of the actual renunciation being February 25, 2005, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by Canarc.  As a result of EIC 146, Canarc realized an income tax recovery of $143,321 in February 2005 when it renounced exploration expenditures which were financed and incurred in fiscal 2004.

In 2005, there was no exploration work conducted on the Eskay Creek property, so Canarc wrote-off its book value of $201,656.  In 2004, Canarc wrote-down the Sara Kreek property by $3,184,000 to a nominal value of $100,000 which substantially increased the net loss.

Fiscal Year 2004 – Year ended December 31, 2004 compared with December 31, 2003

The higher net loss for the year ended December 31, 2004 relative to fiscal 2003 was primarily attributable to the write-down of mineral properties, more specifically the Sara Kreek property in accordance with CAD GAAP.  In fiscal 2004, the Sara Kreek property was written-down by $3,184,000 to $100,000.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses, and have a cumulative increase of about 21% relative to 2003, reflecting the addition of staff in the middle of fiscal 2003 and ancillary functions to support ongoing corporate and financing activities and more active exploration and drilling programs of Canarc for the New Polaris property in British Columbia and for the Benzdorp property in Suriname in 2004 which continued from 2003.  A foreign exchange gain was recognized in fiscal 2004 as the United States dollar depreciated during the year ended December 31, 2004, given that certain accounts of Canarc are maintained in Canadian dollars which would conversely appreciate relative to the U.S. dollar and given its financial statements are stated in terms of U.S. dollars.  The depreciation in the U.S. dollar was more significant in the 2003 fiscal year which resulted in a higher foreign exchange gain from the translation of CAD$ stated accounts to US$ amounts.  The stock-based compensation expense reflects the granting of stock options during the year and was slightly higher in 2004 than in 2003 even though fewer options were granted in 2004.  This is attributable to the higher expected stock price volatility in 2004 than in 2003.  Other income reflects the gains realized from the disposition of marketable securities.  These gains increased significantly in 2004 as Canarc disposed of shares of Endeavour, in which gains of $662,548 were realized.  Mineral expenditures, net of recoveries, increased by 49% in 2004 relative to 2003, as Canarc completed the Phase 2 drilling program for Benzdorp and the Phase 1 in-fill drilling program for the New Polaris property in 2004.

Environmental Liabilities

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

Canarc Resource Corp.

Form 20-F

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

In accordance with an acceptable accounting policy under CAD GAAP, all costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.  The amounts for mineral properties as shown in the Registrant’s consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.  The following section includes a discussion of the accounting principles for mineral properties in accordance with U.S. GAAP.

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

Canarc has incurred significant operating losses and has an accumulated deficit of $39,705,000 at December 31, 2005.  Furthermore, Canarc has working capital of $1,201,000 as at December 31, 2005, which is not sufficient to achieve Canarc’s planned business objectives.  Canarc’s ability to continue as a going concern is dependent

Canarc Resource Corp.

Form 20-F

on the continued financial support from its shareholders and other related parties, the ability of Canarc to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet Canarc’s liabilities as they become payable.  Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, Canarc will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  Canarc does not expect to realize any operating revenues from its properties in the foreseeable future.

The following table contains selected financial information of Canarc’s liquidity:

	December 31,	December 31,
(in $000s)	2005	2004

Cash and cash equivalents	$489	$715
Working capital	$1,201	$1,306

Ongoing operating expenses continue to reduce Canarc’s cash resources.  The only source of equity financings in 2005 was from the exercise of stock options which provided proceeds of only CAD$41,000 whereas the exercise of warrants and stock options in 2004 provided proceeds of CAD$1,134,050.  In the last quarter of 2004, Canarc closed a flow-through private placement for 750,000 common shares at CAD$0.65 per share to provide proceeds of CAD$487,500 for exploration expenditures for the New Polaris property.

In March 2006, Canarc closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, at a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007.  The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

In 2005, Canarc expended $480,000 for the Phase 2 in-fill drilling program at the New Polaris property.  The Phase 3 drilling program in 2006 is being financed by the flow-through private placements totaling CAD$3.5 million which closed in March 2006.

In 2005, Canarc expended $440,000 in exploration efforts for the Benzdorp property, which involved line-cutting, soil sampling, airborne geophysics, core re-logging and geological compilation.  In 2006, Canarc commenced a $500,000 exploration program involving high-resolution airborne magnetic and radiometric survey, line cutting and soil sampling.

In January 2005, Canarc received $120,546 from Glencairn for the pre-production payments for the Bellavista property located in Costa Rica.

Canarc Resource Corp.

Form 20-F

Proceeds from the disposition of marketable securities provided another source of cash flows for Canarc in which it realized proceeds of $2,009,000 in 2005 and $1,245,000 in 2004.  During 2005, its investment in Endeavour contributed to the increase in the overall quoted market value of Canarc’s marketable securities which increased from $1,977,290 at December 31, 2004 to $2,373,526 at December 31, 2005.  At December 30, 2005, shares of Endeavour have a market price of CAD$2.69 and at December 31, 2004 the market price was CAD$1.67.  As at June 16, 2006, the market price of Endeavour shares increased to CAD$3.15.

In November 2005, Aztec Metals, an affiliated company, closed a private placement for 6,190,000 units at CAD$0.10 per unit with each unit comprised of one common share and one-half of a share purchase warrant.  Then in early 2006 Aztec initiated another private placement for up to 3,675,000 units at CAD$0.30 per unit with each unit comprising of one common share and one-half of a share purchase warrant.  The closing of this private placement would dilute Canarc’s interest in Aztec Metals from 27% to about 19%.

As at March 31, 2006, Canarc has cash and cash equivalents of $4,187,000 and a working capital of $4,636,000.

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

5.E     Off-Balance Sheet Arrangements

Canarc Resource Corp.

Form 20-F

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the year ended December 31, 2005.

Shareholder Rights Plan

On May 31, 2005, the shareholders of the Registrant approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Registrant makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Registrant held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Registrant.  The Rights expire on April 30, 2015.  Item 10.B provides further details.

Share Appreciation Rights

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

5.F     Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and Suriname, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2005:

Canarc Resource Corp.

Form 20-F

	Payments Due by Period						Others
		Less than			More than			Number
	Total	1 year	1-3 years	3-5 years	5 years	Amount		of Shares

Benzdorp:
Expenditure commitment	$-	$-	$-	$-	$-	$-		-
On commercial production (1)	-	-	-	-	-	450,000		-

Sara Kreek (2):
On commercial production	-	-	-	-	-	-		200,000

Net Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-		150,000

Total	$-	$-	$-	$-	$-	$450,000		350,000

(1)

Paid on or before 30 days after the commencement of commercial production.

(2)

In May 2006, Canarc reached an agreement to transfer its interest in the Sara Kreek property to its partner, Wylap Development, in exchange for repayment of monies previously advanced for exploration of the property.

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

Form 20-F

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

The directors and senior management of the Registrant as of June 16, 2006 are:

Name and Province/State andCountry of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Registrant and Period of Service
COOKE, Bradford British Columbia, Canada	President and CEO of Canarc Resource Corp.	President, Chief Executive Officer and Director (from January 22, 1987 to January 1, 2006); Chairman, Chief Executive Officer and Director (since January 1, 2006)
THEODOROPOULOS, Chris (2) British Columbia, Canada	Associate Counsel, Getz Prince Wells LLP	Director (since March 12, 1996)
BULLOCK, Derek Ontario, Canada	President, Delitova Corporation	Director (since March 12, 1996)
HARRIS, Leonard (2) Colorado, U.S.A.	Retired	Director (since June 5, 2001)
PRICE, William (2) California, U.S.A.

Retired; Chairman of William L. Price Charitable Foundation; Formerly Chairman, CEO and Chief Investment Officer of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC); Formerly Global Equity Chief Investment Officer of Allianz Global Investors AG

Director (since May 31, 2005)
McCLINTOCK, John British Columbia, Canada	Exploration Manager of BHP Billiton (2004 to 2005); Global Search Leader Base Metals, BHP Billiton (2001 to 2004); Exploration Manager North America of Rio Algom Exploration Inc. (1992 to 2000)	President (since January 1, 2006)
MOORS, James British Columbia, Canada	Exploration Manager for Canarc Resource Corp. (April 2002 to May 2005); Director of Information for BC Yukon of Mines (1999 to 2002)	Vice-President, Exploration (since June 2005)
LOCKWOOD, Stewart British Columbia, Canada	Barrister & Solicitor, Vector Corporate Finance Lawyers	Secretary (since 1994)
YEE, Philip British Columbia, Canada	Chief Financial Officer, Finance Manager and/or Controller for Canarc Resource Corp.; Controller for Augusta Group from 1996 to 2003	Chief Financial Officer, Finance Manager and/or Controller (since May 2003)

(1)

Unless otherwise stated above, each of the above-named persons has held the principal occupation or employment indicated for at least five years.

(2)

Members of the Audit Committee.

Canarc Resource Corp.

Form 20-F

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

During the fiscal period ended December 31, 2005, the aggregate cash compensation incurred by the Registrant to all individuals who were directors and officers in all capacities as a group was CAD$324,411.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2005, 2004 and 2003.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary (CAD$) (c)	Bonus (CAD$) (d)	Other Annual Compensation (CAD$)(2) (e)	Securities Under Options/ SARs granted (#) (1) (f)	Restricted Shares or Restricted Share Units (CAD$) (g)	LTIP Payouts (CAD$) (h)	All Other Compensation (CAD$) (i)
Bradford J. Cooke (3) Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006); President (from January 22, 1987 to January 1, 2006)	2005 2004 2003	180,000 181,000 120,000	0 0 30,000	8,000 8,000 0	300,000 200,000 500,000	0 0 0	0 0 0	0 0 0

Canarc Resource Corp.

Form 20-F

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary (CAD$) (c)	Bonus (CAD$) (d)	Other Annual Compensation (CAD$)(2) (e)	Securities Under Options/ SARs granted (#) (1) (f)	Restricted Shares or Restricted Share Units (CAD$) (g)	LTIP Payouts (CAD$) (h)	All Other Compensation (CAD$) (i)
Chris Theodoropoulos Director	2005 2004 2003	0 0 0	0 0 0	8,000 8,000 0	200,000 150,000 200,000	0 0 0	0 0 0	0 0 0
Derek Bullock Director	2005 2004 2003	0 0 0	0 0 0	8,000 8,000 0	200,000 150,000 200,000	0 0 0	0 0 0	0 0 0
Leonard Harris Director	2005 2004 2003	0 0 0	0 0 0	8,000 8,000 0	200,000 150,000 200,000	0 0 0	0 0 0	0 0 0
William Price Director (since May 31, 2005)	2005 2004 2003	0 n/a n/a	0 n/a n/a	4,667 n/a n/a	200,000 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a
Stephen Macklem Former Director (from September 7, 2004 to May 10, 2005)	2005 2004 2003	0 0 n/a	0 0 n/a	3,333 2,500 n/a	100,000 500,000 (4) n/a	0 0 n/a	0 0 n/a	0 0 n/a
James Moors Vice-President, Exploration	2005 2004 2003	80,000 78,000 36,000	0 0 0	0 0 36,000 (5)	150,000 50,000 50,000	0 0 0	0 0 0	0 0 0
Stewart Lockwood Secretary	2005 2004 2003	0 0 0	0 0 0	0 0 0	100,000 0 100,000	0 0 0	0 0 0	0 0 0
Philip Yee Chief Financial Officer	2005 2004 2003	24,411 37,721 39,000	0 0 0	0 0 9,750 (5)	150,000 50,000 150,000	0 0 0	0 0 0	0 0 0

Canarc Resource Corp.

Form 20-F

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

(3)

Salaries for Bradford Cooke represent the gross amounts shared by the Registrant and Endeavour.

(4)

Options for 250,000 shares are not exercisable until the market price of the Registrant’s shares closes above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive trading days.

(5)

Consulting fees paid.

The following table sets forth information concerning grants of stock options under the Registrant’s Stock Option Plan during the fiscal period ended December 31, 2005 to each of director and officer of the Registrant.  No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2005:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2005 to December 31, 2005

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006); President (from January 22, 1987 to January 1, 2006)	June 30, 2005	Common shares	300,000	$0.35	June 30, 2010
Chris Theodoropoulos Director	June 30, 2005	Common shares	200,000	$0.35	June 30, 2010
Derek Bullock Director	June 30, 2005	Common shares	200,000	$0.35	June 30, 2010
Leonard Harris Director	June 30, 2005	Common shares	200,000	$0.35	June 30, 2010
William Price Director (since May 31, 2005)	June 30, 2005	Common shares	200,000	$0.35	June 30, 2010

Canarc Resource Corp.

Form 20-F

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Stephen Macklem Former Director (resigned May 10, 2005)	June 30, 2005	Common shares	100,000	$0.35	June 30, 2010
James Moors Vice-President, Exploration	June 30, 2005	Common shares	150,000	$0.35	June 30, 2010
Stewart Lockwood Secretary	June 30, 2005	Common shares	100,000	$0.35	June 30, 2010
Philip Yee Chief Financial Officer	June 30, 2005	Common shares	150,000	$0.35	June 30, 2010

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2005 fiscal year, there were no exercise of share appreciation rights by directors and officers.

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

During the fiscal year ended December 31, 2005, the Registrant granted stock options to directors for up to 1,100,000 common shares with an exercise price of CAD$0.35 and an expiry date of June 30, 2010.

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2005 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

future performance.  The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

Other Compensation

For the fiscal period ending December 31, 2005, the Board has an employment agreement with the Registrant’s Chief Executive Officer.  The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Registrant.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years’ salary.

Directors’ and Officers’ Liability Insurance

In fiscal 2005, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.  The policy has a $1,000,000 limit of liability, retentions ranging from $nil to $150,000, and a policy period from October 29, 2005 to October 29, 2006.

Performance Graph

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2000 and ending December 31, 2005.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(in term of Canadian dollars)

The graphs assume that the initial value of the investment on the stock exchange in the Registrant’s common shares and in the indice was CAD$100 on the initial date.

Canarc Resource Corp.

Form 20-F

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

There is no significant shareholder of the Registrant apart from William Price, a director of the Registrant, and from those disclosed in this Form 20-F including those disclosed in Item 7.  As at June 16, 2006, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 8.75% of the Registrant at that time (63,470,476 issued and outstanding shares as at June 16, 2006).  William Price became a director of the Registrant at May 31, 2005.  Item 7 provides further details.

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

Canarc Resource Corp.

Form 20-F

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

12.  Independence of the Board of Directors - The Chairman of the Board is a member of management, as is the norm with companies with similar size.  However, the Directors feel that this is not an impediment to the proper discharges of the directors’ responsibilities.  Furthermore, management believes the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors’ experience is brought to bear when needed by management.  The unrelated Directors believe that their majority on the Board, their knowledge of the Registrant’s business and their independence are sufficient to facilitate the functioning of the Board independently of management.  The unrelated Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

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

14.  Engagement of Outside Advisers - The Audit Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and to set and pay their compensation.  For all other committees, if any, no formal procedure has been established to allow committees or individual directors to engage outside advisors, independent of management, at the expense of the Registrant.  A request of this kind could be brought before the entire Board for assessment and approval, and the appropriate arrangements would be implemented at that time.

6.D     Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada, and, with respect to its Central and South American activities, from offices in Barbados and Suriname.  As of June 16, 2006, the Registrant had a staff of sixteen employees based in Vancouver, BC, Canada, and a staff of two employees based in Suriname.

6.E     Share Ownership

Canarc Resource Corp.

Form 20-F

As at June 16, 2006, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman, Chief Executive Officer and Director	580,480	0.91%	700,000 50,000 200,000 750,000 250,000 250,000 100,000 100,000 300,000	$0.69 $0.25 $0.26 $0.27 $0.52 $0.52 $1.00 $0.70 $0.35	Oct. 3, 2007 Apr. 20, 2009 Sept. 30, 2009 June 23, 2010 June 9, 2008 June 12, 2008 Feb. 17, 2009 Oct. 25, 2009 June 30, 2010
Chris Theodoropoulos Director	Nil	Nil	12,500 12,500 50,000 200,000 50,000 100,000 200,000	$0.92 $0.65 $0.69 $0.52 $1.00 $0.70 $0.35	July 4, 2007 Aug. 22, 2007 Oct. 3, 2007 June 9, 2008 Feb. 17, 2009 Sept. 7, 2009 June 30, 2010
Derek Bullock Director	5	0.00%	25,000 25,000 100,000 50,000 100,000	$0.92 $0.65 $0.83 $1.00 $0.70	July 4, 2007 Aug. 22, 2007 Nov. 10, 2007 Feb. 17, 2009 Sept. 7, 2009
Leonard Harris Director	200,000	0.32%	200,000 50,000 100,000 200,000	$0.52 $1.00 $0.70 $0.35	June 9, 2008 Feb. 17, 2009 Sept. 7, 2009 June 30, 2010
William Price Director	5,556,000	8.75%	200,000	$0.35	June 30, 2010
John McClintock President	Nil	Nil	250,000	$0.40	Dec. 5, 2010
James Moors Vice-President, Exploration	Nil	Nil	100,000 50,000 50,000 150,000	$0.34 $0.52 $1.00 $0.35	Aug. 28, 2007 June 9, 2008 Feb. 17, 2009 June 30, 2010
Stewart Lockwood Secretary	14,174	0.02%	45,500 100,000 100,000 100,000	$0.92 $0.65 $0.52 $0.35	July 4, 2007 Jan. 29, 2008 June 9, 2008 June 30, 2010
Philip Yee Chief Financial Officer	Nil	Nil	150,000 50,000 150,000	$0.52 $1.00 $0.35	June 9, 2008 Feb. 17, 2009 June 30, 2010

Canarc Resource Corp.

Form 20-F

(1)

As at June 16, 2006, the Registrant had 63,470,476 common shares issued and outstanding.

(2)

Common shares.

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 16, 2006 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates
85,500	$0.92	July 4, 1997	July 4, 2007
39,500	$0.65	August 22, 1997	August 22, 2007
750,000	$0.69	October 3, 1997	October 3, 2007
100,000	$0.83	November 10, 1997	November 10, 2007
100,000	$0.65	January 29, 1998	January 29, 2008
54,000	$0.25	April 20, 1999	April 20, 2009
200,000	$0.26	September 30, 1999	September 30, 2009
750,000	$0.27	June 23, 2000	June 23, 2010
80,000	$0.17	January 16, 2002	January 16, 2007
190,000	$0.34	August 28, 2002	August 28, 2007
20,000	$0.51	February 10, 2003	February 10, 2008
1,000,000	$0.52	June 9, 2003	June 9, 2008
250,000	$0.52	June 12, 2003	June 12, 2008
540,000	$1.00	February 17, 2004	February 17, 2009
300,000	$0.70	September 7, 2004	September 7, 2009
100,000	$0.70	October 25, 2004	October 25, 2009
1,610,000	$0.35	June 30, 2005	June 30, 2010
270,000	$0.40	December 5, 2005	December 5, 2010
50,000	$0.67	February 13, 2006	February 13, 2008
20,000	$0.82	April 3, 2006	April 3, 2007
6,509,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates
231,000	$0.82	March 17, 2006	March 17, 2007
231,000	TOTAL

Canarc Resource Corp.

Form 20-F

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant’s Plan allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 6,984,000 common shares are outstanding as at December 31, 2005, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The purchase price per common share for any option granted under the Plan shall not be less than the 5-day average of the high and low trading prices of the Registrant’s shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant;  and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

At the Registrant’s annual general meeting held on May 31, 2005, shareholder approval was provided for the increase of 6,000,000 shares in the maximum aggregate number of common shares which may be reserved for issuance under the Plan from 5,696,450 shares to 11,696,450 shares at that time.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A     Major Shareholders

To the best of the Registrant’s knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly.

Canarc Resource Corp.

Form 20-F

There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.

As at June 16, 2006, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (2)	Percentage of Class (1)
Common Shares	CEDE & Co. New York, New York, U.S.A.	28,471,214 (3), (4)	44.86%
Common Shares	CDS & Co. Toronto, Ontario	23,148,278 (3), (4)	36.47%
Common Shares	William Price (5) Redwood City, California, U.S.A.	5,556,000 (6)	8.75%
Common Shares	Officers and Directors as a group	6,350,659 (6)	10.01%

(1)

As at June 16, 2006, the Registrant had 63,470,476 common shares issued and outstanding.

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

(5)

As at June 16, 2006, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 8.75% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation.  William Price became a director of the Registrant at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of the Registrant.

(6)

William Price was elected to the Board of Directors at the Registrant’s annual general meeting held on May 31, 2005, and as at June 16, 2006, his shareholdings of 5,556,000 common shares are included in the 6,350,659 common shares held by officers and directors as a group.

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

Canarc Resource Corp.

Form 20-F

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of June 16, 2006, there were 63,470,476 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 428 registered holders of the Registrant’s common shares resident in the United States (66% of all registered holders) holding 35,080,901 common shares.  This number represents approximately 55% of the total issued and outstanding common shares of the Registrant at that date.

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

7.B     Related Party Transactions

For the fiscal year ended December 31, 2005, the Company had transactions with related parties.

In 2005, the Registrant agreed to settle debts of CAD$100,000 owed by Aztec Metals by the issuance of 1,000,000 units of Aztec Metals at a deemed price of CAD$0.10 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with each whole warrant exercisable to acquire one common share at an exercise price of CAD$0.12 until November 25, 2006.  The remaining debt of $542,051 owed by Aztec Metals was written off.

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

Canarc Resource Corp.

Form 20-F

has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or any of its subsidiaries, other than routine indebtedness and other than as disclosed in the Registrant’s audited financial statements.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2005 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke and Bradley Aelicks (Mr. Aelicks resigned as a director on February 15, 2001) of the Registrant were directors of Rembrandt.  Patricio Varas, a Director of Aztec Metals, is also a Director and Officer of Far West Mining Ltd., Aztec Metals’ prior joint venture partner on the Lobo properties in Mexico.  Also, some of the other directors and officers of Canarc Resource Corp. are directors, officers or employees of Aztec Metals.  The interests of these companies may differ from time to time.  Item 4.D provides further details.

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

(a)

Consolidated Balance Sheets as of December 31, 2005 and 2004;

(b)

Consolidated Statements of Operations and Deficit for each of the years ended December 31, 2005, 2004, and 2003;

(c)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2005, 2004, and 2003;  and

(d)

Notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

8.B     Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2005 other than as disclosed in this Form 20-F.

At Canarc’s annual and extraordinary general meeting held in May 2005, the following items were transacted and approved by shareholders:

-

The increase in the maximum aggregate number of common shares which may be reserved under Canarc’s stock option plan (“Stock Option Plan”) from 5,696,450 shares to 11,696,450 shares at May 31, 2005.  The increase in the amount of shares reserved for issuance under the Stock Option Plan would total 6,000,000 shares and was subsequently approved by the Toronto Stock Exchange.  The increase of 6,000,000 shares would effectively reset the percentage of shares in the closing reserve balance to its original percentage of approximately 20% of the number of common shares issued and outstanding at that time;

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

Canarc Resource Corp.

Form 20-F

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

The Registrant’s common shares are traded on The Toronto Stock Exchange in Canada (the “TSX”) under the symbol “CCM”.  The following prices are stated in terms of Canadian dollars.

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)
2001	$0.19	$0.09
2002	$0.60	$0.11
2003	$1.34	$0.35
2004	$1.10	$0.49
2005	$0.62	$0.31

Quarter	High (CAD$)	Low (CAD$)
2006
1st Quarter	$0.88	$0.55
2005
4th Quarter	$0.58	$0.34
3rd Quarter	$0.52	$0.35
2nd Quarter	$0.52	$0.31
1st Quarter	$0.62	$0.49
2004
4th Quarter	$0.70	$0.49
3rd Quarter	$0.93	$0.54
2nd Quarter	$1.10	$0.78

Canarc Resource Corp.

Form 20-F

Quarter	High (CAD$)	Low (CAD$)
1st Quarter	$1.09	$0.75

Month	High (CAD$)	Low (CAD$)
2006
May	$0.91	$0.59
April	$0.95	$0.78
March	$0.85	$0.74
February	$0.88	$0.56
January	$0.74	$0.55
2005
December	$0.58	$0.34

9.B     Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required.

9.C     Markets

Since November 2, 1994, the Registrant’s common shares have traded on the TSX.  From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant’s common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the Toronto Stock Exchange acquired the Canadian Venture Exchange to form the TSX Venture Exchange).  In February 1997, the Registrant was listed for trading on the Frankfurt and Berlin Stock Exchanges and has since voluntarily delisted from those exchanges.  Management of the Registrant is not aware of any trading market for the Registrant’s common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant trades under the symbol CRCUF.

9.D     Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.D is not required.

9.E     Dilution

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.E is not required.

Canarc Resource Corp.

Form 20-F

9.F     Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.F is not required.

ITEM 10.     ADDITIONAL INFORMATION

10.A     Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.A is not required.

10.B     Notice of Articles and Articles of Association

As at June 16, 2006, the Registrant’s Notice of Articles and articles of association, and related matters, are summarized below.

1.

The Registrant was incorporated under the laws of British Columbia on January 22, 1987 under the name, “Canarc Resource Corp.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  At the Registrant’s annual and extraordinary general meeting held in May 2005, the shareholders approved the Notice of Articles be altered to remove the application of the “Pre-Existing Company Provisions” as set forth in Table 3 of the Business Corporations Regulations under the B.C. Business Corporations Act, S.B.C. 2002 (the “BCBCA”) and the replacement of the Articles with a new set of Articles which comply with the BCBCA.  The Registrant no longer has a Memorandum, which has been replaced by, in part, its Notice of Articles.

The Registrant’s Memorandum and Articles do not provide for any specific objects or purposes.

2.

Set forth below is a summary of provisions contained in the Registrant’s Articles with respect to:

(a)

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

A director who holds a disclosable interest in a contract or transaction into which the Registrant has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

(b)

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Canarc Resource Corp.

Form 20-F

See (a), above.  A director does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of the Registrant or of an affiliate of the Registrant.

(c)

Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

The Registrant, if authorized by the directors, may:

(i)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(ii)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Registrant or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(iii)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;  and

(iv)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Registrant.

(d)

Retirement or non-retirement of directors under an age limit requirement:

The directors are not required to retire upon reaching a specific age.

(e)

Number of shares, if any, required for director’s qualification:

A director is not required to hold any shares of the Registrant.

3.

All common shares of the Registrant rank equally as to dividends, voting powers and participation in assets (in the event of liquidation) and in all other respects.  Dividend entitlement is set by way of the shareholders status as a shareholder on the chosen record date and does not lapse over time.  Each share carries one vote per share at meetings of the shareholders of the Registrant.  Directors do not stand for re-election on staggered terms at present.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares.  The shares presently issued are not subject to any calls or assessments.  There is a Shareholders Right Plan as detailed in Item 10.B under Summary of Shareholders Rights Plan.

4.

The rights of holders of common shares may not be modified other than by vote of 2/3 of the common shares voting on such modification.  The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.  Due to the quorum requirements, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of the Registrant.

5.

The directors of the Registrant call all annual general meetings and extraordinary general meetings.  The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders.  The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Registrant, the auditor of the Registrant and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Canarc Resource Corp.

Form 20-F

6.

There are no limitations on the rights to own securities.

7.

There are no provisions in the Registrant’s Articles that would have an effect on delaying, deferring or preventing a change of control other than that the Registrant may remove any director before the expiration of his or her term of office only by way of special resolution.  In addition, there is a Shareholders Right Plan as detailed in Item 10.B under Summary of Shareholders Rights Plan.

8.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9.

The law of British Columbia, Canada, relating to Items 2-8 is not significantly different from the law of the United States.

10.

There are no conditions in the Memorandum and Articles governing changes in capital that are more stringent than is required by law.

For further information, refer to the full text of the Notice of Articles and Articles of the Registrant, which are available online at www.sedar.com as part of the Registrant’s publicly available filings under the heading “Other”, as filed on November 10, 2005.

Transition under the Business Corporations Act (British Columbia)

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “BCBCA”) replaced the previous Company Act (British Columbia) (the “Old Act”).  As a consequence, all British Columbia companies are now governed under the BCBCA.  The BCBCA modernizes and streamlines company law in British Columbia and represents an improvement over the Old Act.  Every British Columbia company was required to transition under the BCBCA within two years from the coming into force of the BCBCA.  Companies that did not complete the transition may not complete various corporate actions, including capital alterations and name changes.

At the Registrant’s annual and extraordinary general meeting held in May 2005, the shareholders approved, by way of special resolution (being, under the Old Act, an affirmative vote of not less than 75% of the votes cast at the meeting), the transition of the Registrant, which included alteration of the Notice of Articles and the replacement of the Articles with a new set of Articles which comply with the BCBCA.  In addition, by way of a special resolution, shareholders approved an increase in the Registrant’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Some Key Differences between the Old Act and the BCBCA

-

The BCBCA permits an unlimited authorized share capital, and shares may be created with or without par value.  The Old Act required that the authorized capital be fixed at a number approved by the shareholders.

Canarc Resource Corp.

Form 20-F

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

Replacement of Articles

Canarc Resource Corp.

Form 20-F

The directors sought and received shareholder approval to replace the existing Articles (the “Existing Articles”) of the Registrant with a new form of Articles (the “New Articles”) that take advantage of the greater flexibility provided under the BCBCA.

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

•

Redemption and Repurchase:     Any offer by the Registrant to purchase or redeem its own shares, need not be made pro-rata to all the shareholders.

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

In addition, the BCBCA contemplates that companies may now adopt a provision in its Articles requiring an exceptional majority (in excess of that required to pass a special resolution) in respect of certain matters to be voted upon by shareholders.  Management did not include in the New Articles any requirement for an exceptional majority.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Registrant takes certain actions involving the Registrant's share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having,

Canarc Resource Corp.

Form 20-F

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

10.C     Material Contracts

For the two years immediately preceding May 31, 2006, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F.  For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

10.D     Exchange Controls

Canarc Resource Corp.

Form 20-F

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a "Canadian" as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Registrant.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount.  A non-Canadian would acquire control of the Registrant for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of the common shares.

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

Canarc Resource Corp.

Form 20-F

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

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A     Audit Committee Financial Expert

The Registrant’s audit committee is comprised of three directors, as set forth below:

Chris Theodoropoulos                    Leonard Harris                    William Price

All of the members of the audit committee are financially literate, meaning that he must be able to read and understand financial statements.

Relevant Education and Experience

Leonard Harris - Mr. Harris is a professional engineer with metallurgy diploma and 50 years experience in all aspects of mineral processing and mining operations world wide, including the construction of the Yanacocha gold mine in Peru.  Since 1995, Mr. Harris has been a consultant and director of several small cap mining companies including Glamis Gold, Solitario Resources, Alamos Minerals, Corriente Resources, Cardero Resources, Endeavour Silver Corp. and the Registrant.

Chris Theodoropoulos - Mr. Theodoropoulos is a Barrister and Solicitor and is Associate Counsel with Getz Prince Wells LLP.  Mr. Theodoropoulos is the President of Dominion Goldfields Corporation, a private investment and royalty firm.

William Price – Mr. Price has a wealth of experience and expertise in the financial world, having served as the Chairman, CEO and CIO of RCM Capital Management LLC and Global Chief Investment Officer of Allianz Global Investors AG.  Mr. Price was a research analyst in the 1960’s for well recognized firms in the US equity

Canarc Resource Corp.

Form 20-F

markets, taking on the additional responsibility of portfolio manager with Donaldson, Lufkin, Jenrette in 1970.  Starting in 1977, Mr. Price became an early partner in RCM Capital Management and ultimately led the company as CEO.  RCM Capital Management had more than US$30 billion under management upon his retirement in 2003.

16.B     Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size, whereby the Registrant had only one employee in 2002 in which that employee is the President and a Director of the Registrant, and increased to nine employees by 2005.

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

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2005 Fiscal Year (CAD$)	2004 Fiscal Year (CAD$)

(a) Audit Fees	$55,000	$29,000

(b) Audit-Related Fees	$15,000	$10,000

(c) Tax Fees	Nil	Nil

Canarc Resource Corp.

Form 20-F

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in May 2006, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2006 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2006, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E     Purchases of Equity Securities by Canarc and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 17, 2006.	80
1.2 Consolidated balance sheets as at December 31, 2005 and 2004 together with the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2005, 2004 and 2003.	81

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

ITEM 19.     EXHIBITS

Canarc Resource Corp.

Form 20-F

Exhibits			Page # in Sequential Numbering System
Exhibit #	Date	Description
1	June 20, 2002	Technical Report on New Polaris Mine Site	Previously submitted and filed
	June 30, 2006	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	77
	June 30, 2006	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	78
12.1	June 30, 2006	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	105
12.2	June 30, 2006	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	105

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of June 30, 2006.

CANARC RESOURCE CORP.

Per:

/s/

“Bradford J. Cooke”

Bradford J. Cooke, Chief Executive Officer and Director

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

Canarc Resource Corp.

Form 20-F

DATED at Vancouver, British Columbia, Canada, as of June 30, 2006.

/s/

“Bradford J. Cooke”

Bradford J. Cooke, Chief Executive Officer and Director

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

DATED at Vancouver, British Columbia, Canada, as of June 30, 2006.

/s/

“Philip Yee”

Philip Yee, Chief Financial Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2005, 2004 and 2003

Canarc Resource Corp.

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canarc Resource Corp.

We have audited the accompanying consolidated balance sheets of Canarc Resource Corp. as of December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canarc Resource Corp. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

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

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 12 to the consolidated financial statements.

/s/     KPMG  LLP

Chartered Accountants

Vancouver, Canada

March 17, 2006

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

December 31,		December 31,
2005		2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$489	$715
Marketable securities (Note 3)	899	867
Receivables and prepaids	48	115
	1,436	1,697
NONCURRENT ASSETS
Mineral properties (Note 4)	9,658	9,066
Equipment (Note 5)	10	14
Investment in affiliated company (Note 6)	78	-
	9,746	9,080
	$11,182	$10,777

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$235	$273
Due to related party (Note 8)	-	118
	235	391

NON-CONTROLLING INTEREST IN SUBSIDIARY (Note 6)	-	84

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	49,150	49,234
Contributed surplus (Note 7(b))	1,502	1,088
Deficit	(39,705)	(40,020)
	10,947	10,302
	$11,182	$10,777

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 7(a)(iii) and 7(c))

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

Chris Theodoropoulos

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2005	2004	2003

Expenses:
Amortization	$4	$5	$7
Corporate development	8	16	31
Employee and director remuneration (Note 8)	137	201	150
Foreign exchange (gain)	(40)	(42)	(177)
General and administrative	317	336	293
Shareholder relations	113	153	138
Share appreciation rights	3	-	-
Stock-based compensation (Note 7(c))	432	639	502
Travel	7	63	68

Income (loss) before the undernoted	(981)	(1,371)	(1,012)

Equity loss from investment in affiliated company	(3)	-	-
Gain on disposition of marketable securities	1,225	667	144
Gain on dilution from long term investment (Note 6)	621	-	-
Future income tax recovery (Note 7(a)(ii))	143	-	-
Investment and other income	2	13	18
Non-controlling interest	22	37	7
Write-down of marketable securities	(2)	(4)	(19)
Write-down of mineral properties	(170)	(3,143)	(14)
Write-off of debt due from affiliated company (Note 6)	(542)	-	-
Write-off of equipment	-	(212)	-

Income (loss) for the year	315	(4,013)	(876)

Deficit, beginning of the year	(40,020)	(36,007)	(35,131)

Deficit, end of the year	$(39,705)	$(40,020)	$(36,007)

Basic and diluted earnings (loss) per share	$0.01	$(0.07)	$(0.02)

Weighted average number of shares outstanding	58,518,229	55,956,982	49,332,516

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2005	2004	2003

Cash provided from (used for):

Operations:
Income (loss) for the year	$315	$(4,013)	$(876)
Items not involving cash:
Amortization	4	5	7
Equity loss from investment in affiliated company	3	-	-
Gain on disposition of marketable securities	(1,225)	(667)	(144)
Gain on dilution from long term investment	(621)	-	-
Divestiture of long term investment in affiliated company	(78)	-	-
Future income tax recovery	(143)	-	-
Non-controlling interest	(22)	(37)	(7)
Share appreciation rights	3	-	-
Stock-based compensation	432	639	502
Unrealized currency translation gain	(18)	(66)	(55)
Write-down of marketable securities	2	4	19
Write-down of mineral properties	170	3,143	14
Write-off of debt due from affiliated company (Note 6)	542	-	-
Write-off of equipment	-	212	-
	(636)	(780)	(540)
Changes in non-cash working capital items:
Receivables and prepaids	67	(79)	(10)
Due to/from related parties	(118)	149	(4)
Accounts payable and accrued liabilities	(38)	(65)	307
	(725)	(775)	(247)

Financing:
Issuance of common shares	41	1,253	2,739

Investing:
Proceeds from disposal of marketable securities	2,009	1,245	588
Acquisition of marketable securities	(789)	(1,190)	(217)
Mineral properties, net of recoveries	(762)	(1,720)	(1,155)
Purchase of equipment, net of proceeds of disposition	-	-	(21)
	458	(1,665)	(805)

(Decrease) increase in cash and cash equivalents	(226)	(1,187)	1,687
Cash and cash equivalents, beginning of year	715	1,902	215

Cash and cash equivalents, end of year	$489	$715	$1,902

Supplemental disclosure with respect to cash flows (Note 11).

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

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

The Company has incurred significant operating losses and has an accumulated deficit of $39,704,767 at December 31, 2005.  Furthermore, the Company has working capital of $1,201,000 as at December 31, 2005, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company, its subsidiaries, all of which are wholly-owned except for:

-

Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest;

-

Aztec Metals Corp. (formerly, Minera Aztec Silver Corporation) (“Aztec”), in which the Company held a 63% interest as at December 31, 2004 and diluted its interest to 27% as at December 31, 2005 when its investment was accounted using the equity method (Note 6);

-

Carib Industries Ltd., in which the Company holds a 78.5% interest;  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

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

Years ended December 31, 2005, 2004 and 2003

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

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Investment in affiliated company:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.

(g)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 7(c).  The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(h)

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

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.  The Company adopted HB 3110 retroactively, resulting in no changes to amounts previously presented.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(i)

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

(j)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings (loss) available to common shareholders equals the reported earnings (loss).  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted earnings (loss) per share presented is the same as basic earnings (loss) per share as the effect of outstanding options and warrants in the earnings (loss) per share calculation would be anti-dilutive.

(k)

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

(l)

Flow-through shares (EIC 146):

In March 2004, guidelines related to the accounting for flow-through shares were issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) under EIC 146 Flow-Through Shares.  EIC 146 requires the recognition of a provision at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company.  EIC 146 is applicable on a prospective basis for flow-through share transactions after March 2004.  The Company adopted EIC 146 on a prospective basis.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(m)

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

(n)

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

(o)

Variable interest entities:

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis.  AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

(p)

Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.

Marketable Securities

	2005	2004

Investment in shares of companies, at cost	$893	$1,081
Unrealized exchange foreign gains (cumulative write-downs)	6	(214)
	$899	$867

The quoted market value of shares of companies is approximately $2,469,562 at December 31, 2005 (2004 - $2,077,782).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Marketable Securities     (continued)

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At December 31, 2005, these shares had a cost of $850,038 (2004 - $873,944), a carrying value of $850,038 (2004 - $810,335) and a quoted market value of approximately $2,373,526 (2004 - $1,977,290).  In 2005, the Company exercised 250,000 warrants of Endeavour with an exercise price of CAD$0.35 and an expiry date of October 6, 2005, and also exercised 200,000 warrants with an exercise price of CAD$2.00 and an expiry date of October 22, 2005.  Endeavour’s shares closed at CAD$2.69 on December 30, 2005.

4.

Mineral Properties

		2005			2004
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$1,229	$4,834	$3,605	$749	$4,354
Eskay Creek (Note 4(a)(ii))	-	-	-	188	14	202

Costa Rica:
Bellavista (Note 4(b))	-	-	-	89	-	89

Suriname:
Sara Kreek (Note 4(c)(i))	100	-	100	100	-	100
Benzdorp (Note 4(c)(ii))	301	4,423	4,724	301	3,983	4,284

Mexico:
Sonia II (Notes 4(d) and 6)	-	-	-	10	19	29
Other	-	-	-	-	8	8

	$4,006	$5,652	$9,658	$4,293	$4,773	$9,066

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management’s estimate of the property’s recoverable value at that time, and continued depressed gold markets contributed to further write-downs of $5,486,286 early in fiscal 2002.  Acquisition costs at December 31, 2005 and 2004 include a reclamation bond for CAD$249,000.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:     (continued)

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, no exploration work was conducted on the property by Barrick.  The Company has elected to write-off the associated property costs in 2005.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton.  Glencairn paid the Company $120,546 in fiscal 2005.  In December 2005, Glencairn achieved commercial production in its Bellavista mine.

The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management’s estimate of the property’s recoverable value, and in fiscal 2004, the property was further written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles.  However, a loan to the vendor that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remains outstanding and continues to be owed to the Company.  The write-down of the property for accounting purposes does not affect the Company’s legal claim and right to recover the outstanding loan plus accrued interest owed to it, and the Company continues with its collection and settlement efforts.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005 a further amendment to the option agreement was made which extended the date, by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million, which included a management fee of 10%, subject to acceptance and verification by Grassalco.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2005, the Company did not complete a feasibility study.

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

(d)

Mexico:

Sonia II:

In July 2004, Aztec entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $30,000 has been paid.  In 2005 the Company’s interest in Aztec was diluted from 63% to 27% and its investment in Aztec is accounted for using the equity method as at December 31, 2005 (Note 6).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

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

Mineral Properties     (continued)

(e)

Expenditure options:

To maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$450	$-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

	$450	$-	350,000

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

5.

Equipment

		2005	2004
		Accumulated	Net Book		Accumulated		Net Book
	Cost	Amortization	Value	Cost	Amortization	Write-Off	Value

Mining equipment	$-	$-	$-	$177	$-	$177	$-
Vehicles	-	-	-	15	-	15	-
Office equipment	140	130	10	160	126	20	14

	$140	$130	$10	$352	$126	$212	$14

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Investment in Affiliated Company

In 2005, the Company agreed to settle debts of CAD$100,000 owed by Aztec by the issuance of 1,000,000 units of Aztec at a deemed price of CAD$0.10 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant with each whole warrant exercisable to acquire one common share at an exercise price of CAD$0.12 until November 25, 2006.  The remaining debt of $542,051 owed by Aztec was written off.

In 2005, the Company’s interest in Aztec was diluted from 63% to 27% due to a private placement which Aztec closed in November 2005, and in which the Company did not participate, and at which time the Company recognized a dilution gain of $621,390.  Prior to the dilution, the Company consolidated its financial statements with Aztec whereas subsequent to the dilution the Company’s investment in Aztec is accounted for using the equity method.

7.

Share Capital

(a)

Authorized and issued:

In 2005, the Company increased its authorized share capital from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company’s issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2002	47,159,444	$45,125
Issued:
Private placements (Note 7(a)(i))	4,697,500	2,639
Exercise of warrants (Note 7(d))	615,000	92
Exercise of options (Note 7(c))	60,000	9
Exercise of share appreciation rights	526,504	41
Balance at December 31, 2003	53,058,448	47,906
Issued:
Private placements (Note 7(a)(ii))	810,000	372
Exercise of warrants (Note 7(d))	4,090,000	786
Exercise of options (Note 7(c))	360,000	170
Balance at December 31, 2004	58,318,448	49,234
Issued:
Exercise of options (Note 7(c))	220,000	56
Exercise of share appreciation rights	6,667	3
Provision for flow-through shares (Note 7(a)(ii))	-	(143)
Balance at December 31, 2005	58,545,115	$49,150

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

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

(i)

In March 2003, the Company closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$0.63 until February 4, 2005 (Note 7(d)).

In November 2003, the Company closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005 (Note 7(d)).  A finder’s fee of 17,500 units was issued, with each unit comprised of one non-flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005 (Note 7(d)).  The finder’s fee has been shown on a net basis in share capital.  These funds were expended in 2003.  The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.10 until November 13, 2005 (Note 7(d)).

In December 2003, the Company closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until December 30, 2005 (Note 7(d)).  These funds were expended in 2004.

(ii)

In October 2004, the Company closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500, which were expended in 2004.  A finder’s fee of 60,000 non-flow-through common shares was issued and has been shown on a net basis in share capital.

In February 2005, the Company renounced CAD$487,500 in exploration expenditures from the proceeds of this flow-through private placement, resulting in an income tax recovery of $143,321.

(iii)

In March 2006, the Company closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, at a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007.

The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Contributed surplus:

Balance at December 31, 2003	$524
Changes during the year:
Exercise of options	(75)
Fair value of stock options recognized	639
Balance at December 31, 2004	1,088
Changes during the year:
Exercise of options	(18)
Fair value of stock options recognized	432
Balance at December 31, 2005	$1,502

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 6,984,000 common shares are outstanding as at December 31, 2005.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	5,649,000	$0.57	4,509,000	$0.47	3,629,000	$0.39
Granted	2,395,000	$0.36	1,500,000	$0.82	1,730,000	$0.54
Exercised	(220,000)	$0.19	(360,000)	$0.34	(60,000)	$0.20
Converted to stock appreciation
rights on exercise	(20,000)	$0.34	-	-	(790,000)	$0.25
Expired	(820,000)	$0.70	-	-	-	-
Outstanding, end of year	6,984,000	$0.50	5,649,000	$0.57	4,509,000	$0.47

Exercise price range (CAD$)	$0.17 - $1.00		$0.17 - $1.05		$0.17 - $1.05

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding and Exercisable
		Weighted	Weighted
	Number	Average	Average
Price	Outstanding and	Remaining	Exercise
Intervals	Exercisable at	Contractual Life	Prices
(CAD$)	December 31, 2005	(Number of Years)	(CAD$)

$0.01 - $0.24	80,000	1.1	$0.17
$0.25 - $0.49	3,569,000	4.4	$0.33
$0.50 - $0.74	2,609,500	2.4	$0.60
$0.75 - $0.99	185,500	1.7	$0.87
$1.00 - $1.24	540,000	3.2	$1.00
	6,984,000	3.5	$0.50

At December 31, 2005, 6,984,000 options are exercisable and expire at various dates from January 16, 2007 to December 5, 2010, with a weighted average remaining life of 3.5 years.  During the year ended December 31, 2005, the Company recognized stock-based compensation of $432,424 (2004 - $638,808 and 2003 - $502,000) based on the fair value of options granted on or after January 1, 2003 that were earned by the provision of services during the year.

In February 2006, the Company granted 50,000 options with an exercise price of CAD$0.67 and an expiry date of February 13, 2008.

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

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2005	2004	2003

Fair value of options granted during the year	$0.18	$0.43	$0.29

Risk-free interest rate	2.25%	2.90%	3.49%
Expected dividend yield	0.000000	0.000000	0.000000
Expected stock price volatility	0.866100	0.943900	0.887200
Expected option life in years	4	4	4

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Warrants:

At December 31, 2005, the Company had no outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2004	Issued	Exercised	Expired	December 31, 2005

$0.63	February 4, 2005	625,000	-	-	(625,000)	-
$1.25	November 13, 2005	133,750	-	-	(133,750)	-
$1.10	November 13, 2005	1,540,000	-	-	(1,540,000)	-
$1.25	December 30, 2005	50,000	-	-	(50,000)	-

		2,348,750	-	-	(2,348,750)	-

At December 31, 2004, the Company had outstanding warrants to purchase an aggregate 2,348,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	December 31, 2004

$0.20	May 17, 2004	3,000,000	-	(3,000,000)	-	-
$0.21	April 8, 2004	465,000	-	(465,000)	-	-
$0.50	September 10, 2004	625,000	-	(625,000)	-	-
$0.63	February 4, 2005	625,000	-	-	-	625,000
$1.25	November 13, 2005	133,750	-	-	-	133,750
$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000
$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	(4,090,000)	-	2,348,750

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Warrants:     (continued)

At December 31, 2003, the Company had outstanding warrants to purchase an aggregate 6,438,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2002	Issued	Exercised	Expired	December 31, 2003

$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000
$0.21	April 8, 2004	1,080,000	-	(615,000)	-	465,000
$0.50	September 10, 2004	625,000	-	-	-	625,000
$0.63	February 4, 2005	-	625,000	-	-	625,000
$1.25	November 13, 2005	-	133,750	-	-	133,750
$1.10	November 13, 2005	-	1,540,000	-	-	1,540,000
$1.25	December 30, 2005	-	50,000	-	-	50,000

		4,705,000	2,348,750	(615,000)	-	6,438,750

(e)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2005	58,545,115
Property agreements (Note 4(e))	350,000
Stock options (Note 7(c))	6,984,000

Fully diluted, December 31, 2005	65,879,115

(f)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person,

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

8.

Related Party Transactions

At December 31, 2004, amounts due from a related party comprise of balances owed from a company with certain common directors.  The amounts were for reimbursement of costs in the normal course of business and for out-of-pocket property expenditures.  At December 31, 2004, the Company had a balance due to Endeavour of CAD$142,476.

General and administrative costs during 2005 include CAD$Nil (2004 – CAD$Nil and 2003 – CAD$60,000) of consulting fees charged by a company controlled by a director of the Company, and CAD$59,385 (2004 - CAD$86,438 and 2003 - CAD$90,000) of salaries paid to a director.  In fiscal 2005, the Company paid a total of CAD$40,000 (2004 - CAD$34,500 and 2003 - CAD$Nil) to all directors in their capacity as Directors of the Company.

In April 2004, the Company participated in a private placement for 400,000 units of Endeavour at CAD$1.60 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitled the Company to acquire one common share at an exercise price of CAD$2.00 until October 22, 2005.  The Company exercised these warrants in 2005 (Note 3).

In November 2003, the Company participated in a private placement for 500,000 units of Endeavour at CAD$0.30 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitled the Company to acquire one common share at CAD$0.35 until October 6, 2005.  The Company exercised these warrants in 2005 (Note 3).

Details of transactions with Aztec are provided in Note 6.

9.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

10.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	2005	2004	2003

Canadian statutory tax rates	34.12%	35.62%	37.62%

Income tax benefit computed at Canadian statutory rates	$(108)	$1,421	$336
Foreign tax rates different from statutory rate	(143)	588	(2)
Temporary differences not recognized in year	(71)	(1,786)	(15)
Permanent differences	330	(209)	(109)
Unrecognized tax losses	(8)	(14)	(210)

	$-	$-	$-

10.

Income Taxes     (continued)

The Company’s effective tax rate is different from the statutory tax rate due to non-tax deductible stock-based compensation expense, and non taxable items such as income tax recovery and gain on dilution of affiliated company, and non-taxable portion of capital gains.

The significant components of the Company’s future income tax assets as at December 31, 2005 and 2004 are as follows:

	2005	2004

Future income tax assets:
Non-capital losses carried forward	$936	$1,318
Capital losses carried forward	27	28
Resource properties	2,356	2,564
Equipment	368	390
	3,687	4,300
Valuation allowance	(3,687)	(4,300)
Future income tax assets, net	$-	$-

At December 31, 2005, the Company has non-capital losses for Canadian tax purposes of approximately $2,744,000 which expire on various dates to 2012, and Canadian capital losses of approximately $158,000 which are without expiry.

11.

Supplemental Disclosure with respect to Cash Flows

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	2005	2004	2003

Non-cash financing and investing activities:

Settlement of accounts payable with marketable securities	$-	$-	$-
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	3	-	41
Stock options	18	75	1

Supplemental cash flow information:

Income taxes paid	$-	$-	$-
Interest paid	-	-	-

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains (2005 - $359,685;  2004 - $839,251;  2003 - $251,312) being recorded in operations.

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties (2005 - $1,151,000;  2004 - $4,726,000;  2003 - $1,026,000).

Under U.S. GAAP, employee and director remuneration would include the stock-based compensation expense reported separately for Canadian GAAP (2005 - $569,000;  2004 - $840,000;  2003 - $652,000).

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

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

For Canadian GAAP, a provision is recognized at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company.  For US GAAP, no such provision is recognized.

For Canadian GAAP, cash flows relating to resource property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

During 2005 and 2004, the Company considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Company’s financial statements, based on the current stage of the Company’s resource properties.

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

	December 31,
	2005	2004

Assets under Canadian GAAP
	$11,182	$10,777
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	1,571	1,211
Adjustment for mineral property exploration costs	(5,652)	(4,773)

Assets under U.S. GAAP	$7,101	$7,215

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	December 31,
	2005	2004

Shareholders' equity under Canadian GAAP	$10,947	$10,302
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	1,571	1,211
Adjustment for mineral property exploration costs	(5,652)	(4,773)

Shareholders' equity under U.S. GAAP	$6,866	$6,740

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

	Years ended December 31,
	2005	2004	2003

Income (loss) for the year under Canadian GAAP	$315	$(4,013)	$(876)

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	360	839	252
Mineral property exploration costs incurred in the year	(920)	(1,631)	(1,141)
Deferred exploration costs included in write-down
of mineral properties	14	1,717	14
Adjustment for future income tax recovery	(143)	-	-

Loss for the year under U.S. GAAP	$(374)	$(3,088)	$(1,751)

Basic and diluted loss per share under U.S. GAAP	$(0.01)	$(0.06)	$(0.04)

Weighted average number of shares outstanding	58,518,229	55,956,982	49,332,516

	Years ended December 31,
	2005	2004	2003

Cash used for operating activities under Canadian GAAP	$(725)	$(775)	$(247)

Adjustment to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	(920)	(1,631)	(1,141)
Adjustment for future income tax recovery	143	-	-

Cash used for operating activities under U.S. GAAP	$(1,502)	$(2,406)	$(1,388)

	Years ended December 31,
	2005	2004	2003

Cash provided (used for) from investing activities
under Canadian GAAP	$458	$(1,665)	$(805)

Adjustments to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	920	1,631	1,141

Cash provided from investing activities under U.S. GAAP	$1,378	$(34)	$336

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

	Years ended December 31,
	2005	2004	2003

Cash provided from financing activities
under Canadian GAAP	$41	$1,253	$2,739

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash	-	-	(81)

Cash provided from financing activities under U.S. GAAP	$41	$1,253	$2,658

Canarc Resource Corp.

Form 20-F

EXHIBIT 12.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Bradford Cooke, Chairman and Chief Executive Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.

The Annual Report on Form 20-F of Canarc for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada June 30, 2006	Bradford Cooke Chairman and Chief Executive Officer

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

1.

The Annual Report on Form 20-F of Canarc for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada June 30, 2006		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.