Form 20-F
period 2006-12-31
CANARC RESOURCE CORP
filed 2007-07-02
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 0-18860

CANARC RESOURCE CORP.

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite #301 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  Common Stock, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  68,470,476 common shares as at December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  ☐  Accelerated filer  ☐ Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒ Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

TABLE OF CONTENTS

PART I

5

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3.     KEY INFORMATION

5

3.A      Selected Financial Data

5

3.B     Capitalization and Indebtedness

7

3.C     Reasons for the Offer and Use of Proceeds

7

3.D      Risk Factors

7

ITEM 4.     INFORMATION ON THE COMPANY

15

4.A     History and Development of the Company

15

4.B     Business Overview

18

4.C      Organizational Structure

20

4.D     Property, Plants and Equipment

21

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

29

5.A     Operating Results

30

5.B     Liquidity and Capital Resources

34

5.C     Research and Development, Patents and Licenses, etc.

35

5.D     Trend Information

35

5.E     Off-Balance Sheet Arrangements

36

5.F     Tabular Disclosure of Contractual Obligations

36

5.G     Safe Harbor

37

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

38

6.A     Directors and Senior Management

38

6.B     Compensation

39

6.C     Board Practices

45

6.D     Employees

48

6.E     Share Ownership

48

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

51

7.A     Major Shareholders

51

7.B     Related Party Transactions

52

7.C     Interests of Experts and Counsel

53

ITEM 8.     FINANCIAL INFORMATION

53

8.A     Consolidated Statements and Other Financial Information

53

8.B     Significant Changes

55

ITEM 9.     THE OFFER AND LISTING

55

9.A     Offer and Listing Details

55

9.B     Plan of Distribution

56

9.C     Markets

56

9.D     Selling Shareholders

56

9.E     Dilution

56

9.F     Expenses of the Issue

57

ITEM 10.     ADDITIONAL INFORMATION

57

10.A     Share Capital

57

10.B     Notice of Articles and Articles of Association

57

10.C     Material Contracts

63

10.D     Exchange Controls

64

10.E     Taxation

64

10.F     Dividends and Paying Agents

70

10.G     Statement by Experts

70

10.H     Documents on Display

70

10.I     Subsidiary Information

70

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

70

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

70

PART II

72

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

72

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

                      USE OF PROCEEDS

72

ITEM 15.     CONTROLS AND PROCEDURES

72

Management’s Report on Internal Control over Financial Reporting

72

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT

                      FEES AND SERVICES

73

16.A     Audit Committee Financial Expert

73

16.B     Code of Ethics

74

16.C     Principal Accountant Fees and Services

74

16.D     Exemptions from the Listing Standards for Audit Committees

75

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

75

PART III

75

ITEM 17.     FINANCIAL STATEMENTS

75

ITEM 18.     FINANCIAL STATEMENTS

75

ITEM 19.     EXHIBITS

75

CAUTION – FORWARD LOOKING STATEMENTS

This annual report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Registrant’s anticipated results and developments in the Registrant’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by  the forward-looking statements, including, without limitation:

•

risks related to our exploration and development activities;

•

risks related to the ongoing financing of our planned operations;

•

risks related estimates of mineral deposits;

•

risks related to fluctuations in mineral prices;

•

risks related to the title of our properties;

•

risks related to the highly competitive mineral exploration and mining industry;

•

risks related to potential conflicts of interest with our officers and directors;

•

risks related to environmental and regulatory requirements;

•

risks related to foreign currency fluctuations;

•

risks related to the Registrant’s possible status as a passive foreign investment company;

•

risks related to the volatility of our common stock; and

•

risks related to the possible dilution of our common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled “Risk Factors”and “Information on the Company” of this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this annual report by the foregoing cautionary statements.

GLOSSARY OF MINING TERMS

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	1 pound	= 0.4535 kilogram
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

CAUTIONARY NOTE TO U.S. INVESTORS

This annual report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canarc Resource Corp.

Form 20-F

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Unless the context otherwise requires, all references to the “Registrant” or the “Company” or “Canarc” refer to Canarc Resource Corp. and/or its subsidiaries.  All monetary figures are in terms of United States dollars unless otherwise indicated.

Canarc Resource Corp.

Form 20-F

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the last five fiscal years ended December 31, 2006 (stated in United States dollars) has been derived from Canarc’s audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  A reconciliation of certain material measurement differences in the financial information from that which would be provided if the financial statements were prepared in accordance with U.S. GAAP is provided in Item 8.A and in Note 12 to the audited Consolidated Financial Statements for the year ended December 31, 2006 included in Item 17.

Canarc Resource Corp.

Form 20-F

		As at and for the years ended December 31
	Selected Financial Information
	(stated in thousands of U.S. dollars, except per share amounts)	2006	2005	2004	2003	2002

(a)	Total revenues:
	Canadian GAAP	1,679	1,227	680	162	246
	U.S. GAAP	1,679	1,227	680	162	246
(b)	Income (loss) before extraordinary items:
	Total:
	Canadian GAAP	433	315	(4,013)	(876)	(7,477)
	U.S. GAAP	(4,875)	(995)	(3,088)	(1,751)	(374)
	Basic earnings (loss) per share:
	Canadian GAAP	0.01	0.01	(0.07)	(0.02)	(0.17)
	U.S. GAAP	(0.08)	(0.02)	(0.06)	(0.04)	(0.01)
(c)	Net income (loss):
	Total:
	Canadian GAAP	433	315	(4,013)	(876)	(7,477)
	U.S. GAAP	(4,875)	(995)	(3,088)	(1,751)	(374)
	Basic earnings (loss) per share:
	Canadian GAAP	0.01	0.01	(0.07)	(0.02)	(0.17)
	U.S. GAAP	(0.08)	(0.02)	(0.06)	(0.04)	(0.01)
	Diluted earnings (loss) per share:
	Canadian GAAP	0.01	0.01	(0.07)	(0.02)	(0.17)
	U.S. GAAP	(0.08)	(0.02)	(0.06)	(0.04)	(0.01)
(d)	Total assets:
	Canadian GAAP	18,447	11,182	10,777	12,882	10,217
	U.S. GAAP	7,966	7,101	7,215	8,395	6,605
(e)	Total long-term debt (1):
	Canadian GAAP	-	-	-	-	-
	U.S. GAAP	-	-	-	-	-
(f)	Shareholders' equity (net assets):
	Canadian GAAP	18,212	10,947	10,302	12,423	10,058
	U.S. GAAP	7,731	6,866	6,740	7,936	6,446
(g)	Dividends per shares:
	Canadian GAAP	No dividends declared in any of these periods
	U.S. GAAP	No dividends declared in any of these periods
(h)	Shares:
	Diluted number of common shares	79,528,276	65,879,115	66,666,198	64,356,198	55,843,444
	Number of common shares	68,470,476	58,545,115	58,318,448	53,058,448	47,159,444

(1)     The Registrant has no preferred shares.

Canarc has had no long-term debt and has not paid any cash or share dividends over the last five years.

On June 15, 2007, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.0683.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Canarc Resource Corp.

Form 20-F

Month	Year	High (CAD$)	Low (CAD$)
December	2006	1.1654	1.1403
January	2007	1.1827	1.1636
February	2007	1.1855	1.1591
March	2007	1.1806	1.1546
April	2007	1.1596	1.1101
May	2007	1.1122	1.0794

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)
2002	1.6184	1.5028	1.5702	1.5776
2003	1.5777	1.2839	1.4009	1.2965
2004	1.4003	1.1746	1.3013	1.2020
2005	1.2734	1.1427	1.2116	1.1630
2006	1.1794	1.0948	1.1342	1.1654

3.B     Capitalization and Indebtedness

Not applicable.

3.C     Reasons for the Offer and Use of Proceeds

Not applicable.

3.D      Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Registrant’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Registrant’s future financial performance.

Risks Related to the Registrant’s Business

The Registrant’s exploration activities may not be commercially successful, which could lead it to abandon its plans to develop its properties and its investments in exploration and there is no assurance given by the Registrant that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

Canarc Resource Corp.

Form 20-F

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

The Registrant’s planned operations will require future financing and there is no assurance given by the Registrant that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

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

Canarc Resource Corp.

Form 20-F

As noted in its audited consolidated financial statements for the year ended December 31, 2006, the Registrant has incurred significant operating losses and has an accumulated deficit of $39,272,000 at December 31, 2006.  Furthermore, the Registrant has working capital of $2,709,000 as at December 31, 2006, which is not sufficient to achieve the Registrant’s planned business objectives.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2006 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The figures for the Registrant’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Registrant that any estimates of mineral deposits herein will not change.

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

Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of the Registrant’s planned operations and financial condition and there is no assurance given by the Registrant that mineral prices will not change.

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

Form 20-F

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

The Registrant competes with larger, better capitalized competitors in the mining industry and there is no assurance given by the Registrant that it can compete for mineral properties, future financings and technical expertise.

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

The Registrant may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect the Registrants ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Canarc Resource Corp.

Form 20-F

The Registrant’s directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Registrant that its directors and officers will not have conflicts of interest from time to time.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke is a Director of Endeavour Silver Corp. and Aztec Metals Corp., both companies in which the Registrant owns shares.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant.  In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

The Registrant does not insure against all risks which we may be subject to in our planned operations and there is no assurance given by the Registrant that it is adequately insured against all risks.

The Registrant may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

The Registrant is subject to significant governmental and environmental regulations and there is no assurance given by the Registrant that it has met all environmental or regulatory requirements.

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

Land reclamation requirements for the Registrant’s properties  may be burdensome.

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Registrant.

Canarc Resource Corp.

Form 20-F

Mining is inherently dangerous and subject to conditions or events beyond the Registrant’s control, which could have a material adverse effect on the Registrant’s business.

Mining involves various types of risks and hazards, including:

•

environmental hazards;

•

power outages;

•

metallurgical and other processing problems;

•

unusual or unexpected geological formations;

•

structural cave-ins or slides;

•

flooding, fire, explosions, cave-ins, landslides and rock-bursts;

•

inability to obtain suitable or adequate machinery, equipment, or labor;

•

metals losses;  and

•

periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Registrant may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Registrant or to other companies within the mining industry. The Registrant may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Registrant will be required to locate mineral reserves for its long-term success.

Because mines have limited lives based on proven and probable mineral reserves, the Registrant will have to continually replace and expand its mineral reserves.  The Registrant’s ability to maintain or increase its annual production of gold and other base or precious metals once its current properties are producing, if at all, will be dependent almost entirely on its ability to acquire, explore, and develop new properties and bring new mines into production.

The Registrant’s properties are located in foreign countries and political instability or changes in the regulations in these countries may adversely affect the Registrant’s ability to carry on its business.

Canarc Resource Corp.

Form 20-F

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

Fluctuations in foreign currency exchange rates may adversely affect the Registrant’s future profitability.

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

The Registrant is reliant on third parties.

The Registrant’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Registrant may have no direct contractual relationship with the underlying property holder.

Jurisdiction and Enforcement in U.S. and Canadian Courts.

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

Canarc Resource Corp.

Form 20-F

The Registrant’s possible PFIC status may have possible adverse tax consequences for United States Investors.

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

Risks Related to the Registrant’s Common Shares

The volatility of the Registrant’s common shares could cause investor loss.

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

Penny stock classification could affect the marketability of the Registrant's common stock and shareholders could find it difficult to sell their stock.

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

Canarc Resource Corp.

Form 20-F

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

Possible dilution to current shareholders based on outstanding options and warrants.

At June 15, 2007, Canarc had 68,738,893 common shares and 8,869,000 share purchase options and 2,747,800 warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares.  At June 15, 2007, dilutive securities represented approximately 7.47% of Canarc’s issued shares.  Certain of these dilutive securities are exercisable at prices below the June 15, 2007 closing market price of CAD$0.58 for Canarc’s shares and, accordingly, will result in dilution to existing shareholders if exercised.

ITEM 4.     INFORMATION ON THE COMPANY

The Registrant is a Canadian mineral exploration company and is subject to NI 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects.  It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its material mineral projects.  In addition to other matters, it sets out strict guidelines for the classification of and use of the terms ‘mineral resource’ and ‘mineral reserve’ and it requires all technical disclosure on all material properties to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association.  The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/policy.asp?id=2884&scat=4&title=4%20-%20Distribution%20Requirements.  While the Registrant believes that its technical disclosure, when made, was accurate, technical disclosure prepared by the Registrant before NI 43-101 came into force in February 2001 has not been updated by the Registrant to be compliant with NI 43-101 other than as specifically disclosed herein.

Canarc Resource Corp.

Form 20-F

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

Current Business Address

Suite #301, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, tel. no.:  (604) 685 9700.

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties.  The Registrant currently owns or holds, directly or indirectly, interests in several precious metal properties, as follows:

-

New Polaris property in British Columbia, Canada,

-

Benzdorp property in Suriname,

-

Eskay Creek property in British Columbia, Canada,

-

Bellavista property in Costa Rica, and

-

Los Arrastres, Providencia and Santiago properties in Mexico,

of which the New Polaris and Benzdorp properties could be viewed as the material properties of the Registrant.

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of $15,224,000 in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2006 and are summarized as follows for the past three fiscal years:

Canarc Resource Corp.

Form 20-F

		2006			2005			2004
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris	$3,605	$6,077	$9,682	$3,605	$1,229	$4,834	$3,605	$749	$4,354
Eskay Creek	-	-	-	-	-	-	188	14	202

Costa Rica:
Bellavista	-	-	-	-	-	-	89	-	89

Suriname:
Sara Kreek	-	-	-	100	-	100	100	-	100
Benzdorp	301	5,241	5,542	301	4,423	4,724	301	3,983	4,284

Mexico:
Sonia II	-	-	-	-	-	-	10	19	29
Other	-	-	-	-	-	-	-	8	8

	$3,906	$11,318	$15,224	$4,006	$5,652	$9,658	$4,293	$4,773	$9,066

Further information and details regarding Canarc’s properties are provided in Item 4.D.

For the three-month period ended March 31, 2007, Canarc incurred further exploration expenditures of $903,000 for New Polaris and $167,000 for Benzdorp, and made an initial payment of $50,000 upon signing the option agreement for the Los Arrastres property.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2006, the Registrant has been engaged in natural resource exploration and development in Canada, Costa Rica, Mexico, and Suriname.  The major events in the development of the Registrant’s business over the last three years are set out below.  Information and details regarding the Registrant’s properties are provided in Item 4.D.

In October 2004, the Registrant closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500.

In July 2004, Minera Aztec SA de CV (“Minera Aztec”), a wholly-owned subsidiary of Aztec Metals Corp. (“Aztec Metals) which was a subsidiary of the Registrant but now an affiliated company of the Registrant, entered into two option agreements to acquire up to a 100% interest in two properties in Mexico, namely the Dona Rica and the Mina La Patilla properties.  Exploration expenditures of $69,469 were incurred for these properties which were written off by the end of fiscal 2004.

In 2004, the Registrant granted the following stock options:

-

600,000 options were granted in February 2004 with an exercise price of CAD$1.00 and an expiry date of February 17, 2009;

-

800,000 options were granted in September 2004 with an exercise price of CAD$0.70 and an expiry date of September 7, 2009;  and

-

100,000 options were granted in October 2004 with an exercise price of CAD$0.70 and an expiry date of October 25, 2009.

Canarc Resource Corp.

Form 20-F

No equity financings from private placements occurred in fiscal 2005.

At the Registrant’s annual and extraordinary general meeting held in May 2005, the following items were transacted and approved:

-

The increase in the maximum aggregate number of common shares which may be reserved under Canarc’s stock option plan (“Stock Option Plan”) from 5,696,450 shares to 11,696,450 shares.  The increase in the amount of shares reserved for issuance under the Stock Option Plan totaled 6,000,000 shares;

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

-

The authorized capital was increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value;  and

-

The replacement of the Articles with a new set of Articles which comply with the Business Corporations Act (British Columbia).  Item 10.B provides further details.

In 2005, the Registrant granted the following stock options:

-

2,100,000 options were granted in June 2005 with an exercise price of CAD$0.35 and an expiry date of June 30, 2010;  and

-

295,000 options were granted in December 2005 with an exercise price of CAD$0.40 and an expiry date of December 5, 2010.

In 2005, the Registrant agreed to settle debts of CAD$100,000 owed by Aztec Metals by the issuance of 1,000,000 units of Aztec Metals at a deemed price of CAD$0.10 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with each whole warrant exercisable to acquire one common share at an exercise price of CAD$0.12 until November 25, 2006 which was extended to May 28, 2007.  The remaining debt of $542,051 owed by Aztec Metals was written off.

In November 2005, Aztec Metals closed a private placement for 6,190,000 units at CAD$0.10 per unit with each unit comprised of one common share and one-half of a share purchase warrant.  The Registrant did not participate in the financing, and its interest in Aztec Metals was diluted from 63% to 27%.

Canarc Resource Corp.

Form 20-F

In March 2006, the Registrant closed brokered and non-brokered private placements.  The brokered private placement was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.

In October 2006, the Registrant closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  The non-flow through private placement was for 700,000 non-flow through units at CAD$0.75 per unit for gross proceeds of CAD$525,000.  Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007.

In 2006, the Registrant granted the following stock options:

-

50,000 options were granted in February 2006 with an exercise price of CAD$0.67 and an expiry date of February 13, 2008;

-

20,000 options were granted in April 2006 with an exercise price of CAD$0.82 and an expiry date of April 3, 2007;

-

1,400,000 options were granted in June 2006 with an exercise price of CAD$0.69 and an expiry date of June 29, 2011;  and

-

20,000 options were granted in September 2006 with an exercise price of CAD$0.71 and an expiry date of September 11, 2008.

Mr. John McClintock was appointed as president of the Registrant as of January 1, 2006.  In February 2007, Mr. Bruce Bried replaced Mr. John McClintock as President and Chief Operating Officer.

In March 2006, Aztec Metals closed a private placement for 3,675,000 units at CAD$0.30 per unit with each unit comprised of one common share and one-half of a share purchase warrant, which diluted the Registrant’s interest in Aztec Metals from 27% to 19%.

On April 15, 2006, the Registrant entered into a Settlement and Termination Agreement with Suriname Wylap Development Company N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”) to Wylap Development.  The Registrant received a cash payment of $400,000, and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Registrant, of which $50,000 was received in 2006.

Canarc Resource Corp.

Form 20-F

4.B     Business Overview

Nature of operations and principal activities

The Registrant’s principal business activities are the acquisition, exploration and development of mineral resource properties.  The Registrant is in the process of exploring and developing its mineral resource properties and has not yet determined whether these properties contain reserves.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of the Registrant to arrange appropriate financing to complete further work on its properties, confirmation of the Registrant’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on the Registrant’s properties or proceeds from the disposition thereof.  The Registrant has incurred significant operating losses and currently has no significant source of revenue.  The Registrant has financed its activities principally by the issuance of equity securities.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations to fund its operations.

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

Further information and details regarding the Registrant’s properties are provided in Item 4.D.

Sales and revenue distribution, sources and availability of raw materials, and marketing channels

As of the date of this annual report, the Registrant has not generated any significant operating revenues from its mineral properties.

Competitive conditions

Canarc has no particular competitive advantage in Canada, Mexico and Costa Rica, but it enjoys an advantage in Suriname because there are only a few other gold mining companies which are active in the country.  However this advantageous position is partly offset by the increased political risk in Suriname as compared to the other jurisdictions in which Canarc is active.  Canarc’s agreement on the Benzdorp property in Suriname was breached by its partner, the state mining company, Grasshopper Aluminum Company N.V. (“Grassalco”), in 1997 for failure to incorporate a local joint venture company, to transfer the Benzdorp concession titles to that joint venture company and to issue Canarc its 40% of that joint venture company’s shares.  However, after lengthy and repeated discussions with Grassalco, the breach was resolved and the agreement was returned to good standing in 2002, and in 2004, the final transfer of the Benzdorp property exploration concessions from Grassalco to Benzdorp Gold N.V., 40% of which is owned by Canarc, was completed.

Canarc Resource Corp.

Form 20-F

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

Trends

In January 2004, the price of gold was at an average of $414 and over the past three years has slowly but steadily climbed 52% to an average of $630 in December 2006, and then to $667 in May 2007 but declined nominally to $653 by mid-June 2007.  Not only has this trend made the gold mining business more profitable, it has attracted investors into the gold equities, driving up the share prices of gold companies and providing a market for capital financing to the gold industry.

During the same period from January 2004 to December 2006, the closing monthly market price for the Registrant’s shares decreased from CAD$0.85 to CAD$0.77 – a nominal decrease of 9%, and reached a high of CAD$1.04 in February 2004.  In May 2007, the closing monthly market share price was CAD$0.60.  Management continues to foresee greater opportunities to finance the mineral exploration and development efforts on Canarc’s gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices.

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

Canarc Resource Corp.

Form 20-F

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

Aztec Metals Corp. (“Aztec Metals”) (formerly, Minera Aztec Silver Corporation, Aztec Silver Corporation, IndoAsia Gold Ltd. and Atec (Barbados) Ltd., name changes on November 22, 2005, January 7, 2000, March 27, 1998 and March 12, 1997) is a company duly incorporated under the Laws of Barbados on February 2, 1996 and continued into the province of British Columbia on January 7, 2000.  Aztec Metals was previously a 63% owned subsidiary of Canarc, which interest was diluted to 27% in November 2005 and then to 19% in March 2006.

Minera Aztec S.A. de C.V. (“Minera Aztec”), a company duly incorporated under the Laws of Mexico on May 28, 1998.  Because Minera Aztec is a wholly-owned subsidiary of Aztec Metals, the Registrant previously held a 63% interest which was diluted to 27% in November 2005 and then to 19% in March 2006 resulting from the Registrant’s dilution in Aztec Metals.

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

Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”) is a company duly incorporated under the laws of Suriname on January 9, 1995.  The Registrant previously owned 80% of the issued and outstanding shares until April 2006 when the Registrant reached an agreement to transfer its interest in the Sara Kreek property to its partner, Wylap Development.  In exchange, the Registrant received a cash payment of $400,000, and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Registrant.

Canarc Resource Corp.

Form 20-F

4.D     Property, Plants and Equipment

Description Of Properties

Property Summary Chart (as of December 31, 2006):

Property Name	Location	Maximum¹ % Interest held (or to be earned)	Capitalized Acquisition Expenditures [3]	Capitalized Exploration Expenditures [3]
New Polaris²	BC, Canada	100%	$3,605,000	$6,077,000
Benzdorp	Suriname	80%	$301,000	$5,241,000
Eskay Creek	BC, Canada	33 1/3%	Nil	Nil
Bellavista	Costa Rica	18.3%	Nil	Nil

¹  Subject to any royalties or other interests as disclosed below.

²  Previously known as “Polaris-Taku”.

3  After recoveries and write-downs.

NOTE:  All references to U.S.$ unless otherwise noted.  See below for further details on each property.  Refer to Note 12 of the consolidated financial statements as of December 31, 2006 as included herein, for disclosure of differences between US GAAP and CAD GAAP.

The following is a more detailed description of some of the more material properties listed above in which the Registrant has an interest.

Material Mineral Projects

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section and certain related exhibits may use the terms “measured” and “indicated resources”.  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  See “Cautionary Note to U.S. Investors” at the beginning of this annual report.

Canarc Resource Corp.

Form 20-F

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section and certain related exhibits may use the term “inferred resources”.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.  See “Cautionary Note to U.S. Investors” at the beginning of this annual report.

New Polaris Gold Project, British Columbia, Canada

Discovered by prospectors in 1929, the original mine was constructed in 1936 and operated from 1937 to 1942 and again from 1946 to 1951.  A total of 232,000 oz. of gold was produced.  Flotation concentrates were shipped seasonally for refining to the smelter in Tacoma, Washington.  The first barge load in 1951 sank in a storm off the B.C. coast, causing the mine to shut down.  Cominco upgraded the mill in 1952 and used it to process the nearby Tulsequah Chief ores from 1953 to 1957.  New Polaris was then dormant for 30 years until exploration resumed in 1988.  Canarc acquired New Polaris in 1992 and has partially cleaned up the original mill site and infrastructure, which had been previously abandoned.  The existing underground workings are accessible, although dewatering is required to access those workings below the 50 foot level.  Power to the site is currently supplied by diesel generators.

The information in this section has been derived in part from and is partially based on the assumptions, qualifications and procedures set out in the Technical Report titled “Resource Potential, New Polaris Project” (the “New Polaris Technical Report”) dated March 14, 2007 and prepared by R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, who are independent Qualified Persons as defined by National Instrument 43-101 (“NI 43-101”) and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge.

The following is the executive summary from the New Polaris Technical Report, the full copy of which is available online at www.sedar.com as filed on March 16, 2007.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

Summary

New Polaris (formerly Polaris-Taku) is an early Tertiary mesothermal gold mineralized body located in northwestern British Columbia about 100 kilometres south of Atlin, BC and 60 kilometres northeast of Juneau, Alaska.  The nearest roads in the area terminate twenty kilometers due south of Atlin and 10 kilometres southeast of Juneau.  Access at the present time is by aircraft.  A short airstrip for light aircraft exists on the property.

The deposit was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing a total of 740,000 tonnes of ore at an average grade of 10.3g/t gold.

Canarc Resource Corp.

Form 20-F

The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres.  All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc Resource Corp., subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd.  Canarc can reduce this net profit interest to a 10% net profit.

The deposit is composed of three sets of veins (quartz-carbonate stringers in altered rock), the “AB” veins are northwest striking and southwest dipping, the “Y” veins are north striking and dipping steeply east and finally the “C” veins are east-west striking and dipping to the south to southeast at 65º to vertical.  The “C” veins appear to hook around to the north and south into the other two sets of veins so that their junctions form an arc.  The gold is refractory and occurs dominantly in finely disseminated arsenopyrite grains that mineralize the altered wallrock and stockwork veins.  The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite.  The zones of mineralization range from 15 to 250 metres in length and 0.3 to 14 metres in width.

Canarc explored the “C” vein system between 1988 and 1997, and carried out infill drilling in 2003 through 2006, to better define the continuity and grade of the vein systems.

An updated resource estimate was prepared by Giroux Consultants Ltd. using ordinary kriging of 192 recent drillholes and 1,432 gold assay intervals constrained within four main vein segments as modeled in 3D by Canarc geologists.  The total New Polaris database consists of 1,056 diamond drillholes with a total of 31,514 sample intervals.

The geologic continuity of the C vein has been well established through historic mining and diamond drilling.  Grade continuity was quantified using a geostatistical method called the semivariogram, which measures distances (ranges) and directions of maximum continuity.  The four principle veins in the semivariogram model produced ranges between 50 and 90 metres, along strike and down plunge.

For this study, the classification for each resource block was a function of the semivariogram range.  In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ of the semivariogram range were classed as indicated, and all other blocks estimated were classed as inferred.

The following tables list the undiluted resource estimate, including the “C” vein west (CWM) from the –90m elevation down, and the “C” vein east (CLOE and CHIE) from the –135m elevation down (the elevations, –90m in the west, and –135m in the east, represent the lower elevations of previous mine development and production.  The resource potential above these elevations has been discounted in this study, but are listed in the History item, Section 8).

Measured, undiluted resource
Cutoff grade, g/t Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Metal (oz)
2.00	390,000	9.48	119,000
4.00	330,000	10.62	113,000
6.00	271,000	11.89	104,000
8.00	203,000	13.54	88,000

Canarc Resource Corp.

Form 20-F

Indicated, undiluted resource
Cutoff grade, g/t Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Metal (oz)
2.00	1,280,000	10.97	451,000
4.00	1,180,000	11.65	442,000
6.00	1,017,000	12.71	416,000
8.00	806,000	14.22	368,000

Measured + Indicated, undiluted resource
Cutoff grade, g/t Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Metal (oz)
2.00	1,670,000	10.62	570,000
4.00	1,510,000	11.42	555,000
6.00	1,288,000	12.54	519,000
8.00	1,009,000	14.08	457,000

Inferred, undiluted resource
Cutoff grade, g/t Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Metal (oz)
2.00	2,060,000	10.52	697,000
4.00	1,925,000	11.03	683,000
6.00	1,628,000	12.15	636,000
8.00	1,340,000	13.27	571,000

The deposit represents an important gold resource and follow-up work should include underground development, test mining and related engineering, economic and environmental studies.

Canarc Resource Corp.

Form 20-F

Location Map

Benzdorp Property, Suriname

Gold production was first recorded from Benzdorp in the late 1800s when English and Dutch companies exploited the alluvial deposits.  The Jungle Queen dredge produced over 500,000 oz. alone over a 40-year period.  In more recent times, hundreds of illegal small-scale miners typically produce up to 10,000 oz. gold each year by reprocessing the river gravels.  The property is located in southeastern Suriname, 300 km southeast of Parimaribo, the capital city, accessible by charter aircraft to the nearby Tabiki airstrip or by boat up the Marowijne River, then by ATV on the property roads.  Power to the site is currently supplied by diesel generators.  The exploration concessions for the Benzdorp property are due to expire in July 2007.  An extension is available at the discretion of the Suriname Minister of Mines.

The information in this section has been derived from and is based on the assumptions, qualifications and procedures set out in the Technical Report titled “Summary Report on the Benzdorp Project Suriname” dated March 22, 2007, prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Registrant (the “Benzdorp Technical Report”).

The following is the executive summary from the Benzdorp Technical Report, the full copy of which is available online at www.sedar.com as filed on March 30, 2007.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Benzdorp Technical Report.

Canarc Resource Corp.

Form 20-F

Summary

The 138,000-hectare Benzdorp property is situated in Southeastern Suriname approximately 250 km south-southeast of Paramaribo.  Canarc has an option to earn up to 80% in the property by spending US $5 million on exploration and making US$ 300,000 in payments to the Grasshopper Aluminum Company (Grassalco).

Since 1996, Canarc has spent over US $5 million exploring the Benzdorp property for porphyry gold-copper and shear-hosted vein deposits.  Nearly all of the expenditure has been on the Precambrian sequence of mafic to intermediate volcanic and intrusive rocks located in the eastern most part of the property named “The Eastern Greenstone Belt”.  The work on the property was grid auger sampling, geological mapping, airborne magnetics and radiometric surveys, trenching and diamond drilling.  Grid auger sampling has been completed over most of the Eastern Greenstone Belt.  Trenching and drilling, with the exception of a few holes, focused on the JQA target.

The JQA target covers an elliptical shaped stock of quartz diorite intruding older andesitic volcanic rocks.  The mineralization is dominantly chalcopyrite with lesser pyrite as disseminations and in a quartz vein stockwork.  Gold occurs with the copper mineralization.  Tropical weathering of the mineralization resulted in laterization and saprolitization of the upper 30 to 70 metres of the mineralized body. In this part of the mineralization, all of the copper minerals were removed leaving only gold.  Based on drilling to date, the average grade of the mineralization is 0.45 gpt gold and 0.13% copper.  One of the two southernmost drill-holes intersected 0.55 gpt Au over a core length of 185 metres.  Airborne geophysical data indicates a western continuation to the associated quartz diorite body below Pointu Kreek.  In the writer’s opinion, these observations indicate the JQA zone may still be expanded to the south and west.  Lesser potential exists for an improvement in grade relative to that outlined thus far.

Grid soil sampling has highlighted a number of partially tested and untested gold-in-soil anomalies.  These include: the VHA and VHB anomalies on the Van Heemstra grid; anomalies in the Rufin and Botho grids and several anomalies on the Pichevin Grid.  The size of these anomalies suggests their sources are likely to be shear-hosted veins and not porphyry gold-copper mineralization.

Sampling of Poknokker pits has outlined numerous gold bearing quartz veins, particularily within the southern portion of the Eastern Greenstone Belt where the majority of this activity is located.

It is recommended that exploration continue with the objective of locating high-grade vein-type mineralization is addition to low-grade gold-copper bodies.  Building upon the JQA zone, these higher grade targets would incrementally increase the economic viability of the property. This multiple-deposit scenario is analogous to that which contributes to the economic viability of gold deposits in Suriname with similar geology.

Exploration should comprise of additional geochemical soil sampling, shallow bulldozer trenching of anomalies identified by recent soil sampling, including the VHA,VHB, JQB and Rufin Grid anomalies, and further sampling of Poknokker pits in the Eureka Kreek, Rufin Kreek, Pichevin Kreek and Roche Kreek areas.  Further extensive sampling of ongoing Poknokker workings should be of a higher priority as they offer just opportunities for mapping and sampling of the saprolite mineralization.

Canarc Resource Corp.

Form 20-F

A preliminary program of 3,000 m of diamond drilling should be completed on these targets once they have been defined and prioritised by the shallow trenching and pit sampling program.  The cost of this drilling program is estimated at US $725,000.

Location Map

Atlantic Ocean
Paramaribo
Marowijne River
Afobaka
River
Lake van Blommestein
Saramacca
Guyana
French Guyana
Benzdorp Concession
Maripasoela
Lawa River
Brazil
Legend
Concession area
0
100km
Scale 1:4,000,000

Index Map
ATLANTIC OCEAN
Venezuela
Guyana
SURINAME
French Guyana
Columbia
Ecuador
Peru
Brazil
Bolivia
Paraguay
Argentina
Chile
Uruguay
SOUTH AMERICA

CANARC VAN SURINAME

PROJECT	BENZDORP Property Location Map	
PREPARER		
REVISION		
APROVAL		
DRAWING	DATE 27.05.97	SCALE	Figure No. Fig. 1

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101.

Canarc Resource Corp.

Form 20-F

Bellavista Gold Mine, Costa Rica

Introduction:     Bellavista is a large, low-grade development-stage gold deposit located in Costa Rica.  Glencairn Gold Corp. (“Glencairn”), the operator, has identified a smaller, higher grade, mineable reserve suitable for low cost open pit, heap leach gold production;  Canarc’s property agreement is with Wheaton River Minerals Inc. (“Wheaton River”) which sold the property to Glencairn in 2002.  Canarc owns up to a 20% carried interest (after payback).

The Registrant has a net profit interest in Bellavista in which the Registrant is entitled to 5.67% of the net profits during the first payback period, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

Current Status:     Canarc received pre-production advance royalty payments totaling $117,750 annually up to and including the year commercial production commenced.  Due to heightened gold prices, Canarc received an advance royalty payment of $120,546 in January 2005.  Glencairn declared commercial production in December 2005.  Canarc is currently assessing when its royalty interest in Bellavista will start generating income.  For more detailed information on the Bellavista project, readers are referred to Glencairn’s website: www.glencairngold.com or www.sedar.com.

Eskay Creek Property, British Columbia, Canada

The Registrant has a one-third carried interest in the Eskay Creek property which is located in the Skeena Mining Division, British Columbia, Canada.  In fiscal 2005, Canarc elected to write-off the associated property costs, but continues to have a one-third carried interest in the Eskay Creek property.

Sara Kreek Property, Suriname

The Registrant held an 80% interest in the shares of Sara Kreek Resource, the company which holds the Sara Kreek concession.  In April 2006, the Registrant agreed to transfer all its interest in Sara Kreek Resource to Wylap Development in exchange for a cash payment of $400,000 and the greater of $50,000 per year or 1.5% royalty on annual gross production until December 31, 2011 in settlement of any claims, loans and advances owed to the Registrant.

Mexican Properties

Sonia II:

In July 2004, Minera Aztec entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $10,000 was paid.  During fiscal 2004, the Minera Aztec expended $19,303 in exploration related costs on the property.

In November 2005 and March 2006, the Registrant’s interest in Aztec Metals was diluted to levels which result in no further consolidation of the financial statements of Aztec Metals with those of the Registrant.

Canarc Resource Corp.

Form 20-F

Providencia:

In March 2007, the Registrant entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Registrant has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Issuer at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

Los Arrastres:

In February 2007, the Registrant entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Registrant has the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon signing of the option agreement.

Santiago:

In May 2007, the Registrant entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration within 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon signing of the option agreement.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant’s financial statements are stated in United States dollars and are prepared in accordance with CAD GAAP.  Reference is made to Note 12 of the consolidated financial statements for the year ended December 31, 2006 of the Registrant as included herein for discussion of the material differences between CAD GAAP and U.S. GAAP and their effect on the Registrant’s financial statements.

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

Canarc Resource Corp.

Form 20-F

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

-

During 2004, the Registrant considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Registrant’s financial statements, based on the current stage of the Registrant’s mineral properties.

-

For CAD GAAP, a provision is recognized at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Registrant.  For US GAAP, no such provision is recognized.

-

For CAD GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  For US GAAP, changes in a parent company’s proportionate share of subsidiary equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.

Further details are provided in Note 12 of the audited consolidated financial statements for the year ended December 31, 2006.

Canarc Resource Corp.

Form 20-F

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

Fiscal Year 2006 – Year ended December 31, 2006 compared with December 31, 2005

Canarc realized a nominally higher net income of $433,000 for the year ended December 31, 2006 in comparison to a net income of $315,000 for the year ended December 31, 2005.  The principal contributing factor to the net incomes for both fiscal years is the gains of approximately $1.6 million and $1.2 million in 2006 and 2005, respectively, which were realized mainly from the disposition of shares of Endeavour Silver Corp. (“Endeavour”), a company with two common directors.  In 2006, Canarc also realized a gain of $600,000 from the disposition of its interest in Sara Kreek Resource and the settlement arrangement with Wylap Development.  In fiscal 2005, the net income was also attributable to the dilution gain of $621,000 from Canarc’s investment in Aztec Metals and the recognition of a future income tax recovery of $143,000 from the renunciation of exploration expenditures for the New Polaris property, which were renounced in February 2005, but such gains were reduced by the write-off of property costs related to the Eskay Creek property which Canarc continues to hold a one-third carried interest and by the write-off of amounts owed by Aztec Metals.

Canarc has no sources of operating revenues.

Overall operating expenses in 2006 almost doubled relative to 2005, reflecting the commensurate heightened operating activities of Canarc as management focused greater efforts on the planning, detailing and implementation of the drilling and de-watering programs for the New Polaris property and the exploration program for the Benzdorp property, which included additional personnel.  Expenses for corporate development increased in the 2006 fiscal year to reflect active due diligence and property evaluations currently underway for Mexico and Peru to identify properties of merit for possible acquisitions.  Given that certain accounts of Canarc are stated in Canadian dollars, the appreciation of the Canadian dollar relative to the U.S. dollar during the first half of 2006 caused the recognition of foreign exchange gains for US$ stated financial information, although the Canadian dollar depreciated in the latter half of 2006.  Stock-based compensation results from the granting of stock options.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses, but were lower in the 2005 fiscal year.

Canarc Resource Corp.

Form 20-F

Significant gains of approximately $1.6 million were realized during 2006 from the disposition of marketable securities, primarily from Canarc’s shareholdings in Endeavour.  Disposition of marketable securities provided proceeds of about $2.45 million which financed the working capital needs of Canarc.

In 2005, Aztec Metals, previously a subsidiary of Canarc and now only an affiliated company, proceeded with a reorganization involving a change of name, a five-to-one share consolidation, shares-for-debt settlements, and a private placement.  Aztec Metals’ private placement in November 2005 diluted Canarc’s interest from 63% to 27% which was then further diluted to 19% in March 2006 by the closing of another private placement by Aztec.

The future income tax recovery in 2005 was for flow-through shares pursuant to the guidelines issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants under EIC 146.  EIC 146 requires the recognition of a provision at the date of the actual renunciation being February 25, 2005, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by Canarc.  As a result of EIC 146, Canarc realized an income tax recovery of $143,321 in February 2005 when it renounced exploration expenditures which were financed and incurred in fiscal 2004.

As at December 31, 2006, Canarc has mineral properties which are comprised of the following:

	December 31, 2006
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$3,605	$6,077	$9,682

Suriname:
Benzdorp	301	5,241	5,542

	$3,906	$11,318	$15,224

Expenditures of US$4.8 million were incurred for New Polaris in 2006.  The Phase 3 in-fill drilling program for the New Polaris property was financed from the CAD$3.5 million flow-through private placements which closed in March 2006, and the de-watering program which was implemented in October 2006 was financed by the CAD$3.5 million flow-through private placement which closed in that same month.  As for the Benzdorp property, expenditures of $818,000 were incurred which were financed in part from the proceeds from the settlement agreement for the Sara Kreek property.

At December 31, 2006, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada) and Suriname, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.

Form 20-F

	Option/Advance
	Royalty Payments	Shares
	(in $000s)
Benzdorp:
On commercial production (i)	$450	-

New Polaris:
Net profit interest buyout	-	150,000

	$450	150,000

(i)

Payable on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as Canarc determines which properties to continue to explore and which to abandon.

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

Canarc has no sources of operating revenues.

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

Significant gains of over $1.2 million were realized in 2005 from the disposition of marketable securities primarily from Canarc’s shareholdings in Endeavour.  Disposition of Endeavour shares provided proceeds of about $1.98 million which financed the operations of Canarc in 2005 as minimal financing was provided from equity sources during the year.

In 2005, Aztec Metals proceeded with a reorganization involving a change of name, a five-to-one share consolidation, shares-for-debt settlements, and a private placement.  Aztec Metals’ private placement involved the issuance of 6,190,00 common shares and diluted Canarc’s interest from 63% to 27% resulting in the recognition of a dilution gain of $621,390.  Canarc also wrote-off a debt of $542,051 owed by Aztec Metals.

Canarc Resource Corp.

Form 20-F

The future income tax recovery in 2005 was for flow-through shares pursuant to EIC 146.  EIC 146 requires the recognition of a provision at the date of the actual renunciation being February 25, 2005, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by Canarc.  As a result of EIC 146, Canarc realized an income tax recovery of $143,321 in February 2005 when it renounced exploration expenditures which were financed and incurred in fiscal 2004.

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

As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Registrant’s mineral reserves, the estimation of such reserves is significant to the Registrant’s position and results of operations.  As of the date of this annual report, the Registrant has not established any reserves on its property interests.

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

Canarc Resource Corp.

Form 20-F

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

Canarc has incurred significant operating losses and has an accumulated deficit of $39,272,000 at December 31, 2006.  Furthermore, Canarc has working capital of $2,709,000 as at December 31, 2006, which is not sufficient to achieve Canarc’s planned business objectives.  Canarc’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of Canarc to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet Canarc’s liabilities as they become payable.  Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, Canarc will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  Canarc does not expect to realize any operating revenues from its properties in the foreseeable future.

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
(in $000s)	2006	2005

Cash and cash equivalents	$2,267	$489
Working capital	$2,709	$1,201

Canarc Resource Corp.

Form 20-F

Ongoing operating expenses continue to reduce Canarc’s cash resources.  The only source of equity financings in fiscal 2005 was from the exercise of stock options which provided proceeds of only CAD$41,000 whereas the exercise of stock options in 2006 provided proceeds of CAD$200,500.

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

Then in October 2006, Canarc closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  Finders’ fees comprised of CAD$208,196 in cash and 247,800 warrants were issued;  each warrant is exercisable to acquire one non-flow through common share at CAD$0.82 until October 18, 2007.  The non-flow through private placement was for 700,000 non-flow through units at CAD$0.75 per unit for gross proceeds of CAD$525,000.  Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007.  A finder’s fee of CAD$5,850 was paid.

Glencairn declared commercial production for the Bellavista property in December 2005, and therefore Canarc no longer receives any pre-production payments.

Proceeds from the disposition of marketable securities provided another source of cash flows for Canarc in which it realized proceeds of $2.45 million in 2006 and $2 million in 2005, primarily from the disposition of shares of Endeavour.  At December 30, 2005, shares of Endeavour have a market price of CAD$2.69 and at December 29, 2006 the market price was CAD$4.53.  As at June 15, 2007, the market price of Endeavour shares closed at CAD$5.04 per share.

In 2006, the flow-through private placements financed the drilling and de-watering programs in the New Polaris property, and the non-flow-through private placement and proceeds from the disposition of marketable securities financed the operating and working capital needs of Canarc.  The settlement and disposition of Sara Kreek Resource helped finance part of the exploration expenditures for the Benzdorp property.

In March 2006, Aztec Metals closed a private placement for 3,675,000 units at CAD$0.30 per unit with each unit comprised of one common share and one-half of a share purchase warrant, which diluted Canarc’s interest in Aztec from 27% to 19%.

As at March 31, 2007, Canarc has cash and cash equivalents of $1,092,000 and a working capital of $2,270,000.

Canarc has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements.  Item 5.F provides details of contractual obligations.  Canarc will continue to rely upon equity financing as its principal source of financing its projects.

Canarc Resource Corp.

Form 20-F

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

The Registrant currently has no active business operations that would be affected by recent trends in productions, sales, etc.  The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E     Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the year ended December 31, 2006.

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

Canarc Resource Corp.

Form 20-F

Share Appreciation Rights

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

5.F     Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and Suriname, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2006:

	Payments Due by Period					Others
		Less than			More than		Number
	Total	1 year	1-3 years	3-5 years	5 years	Amount	of Shares

Benzdorp:
Expenditure commitment	$-	$-	$-	$-	$-	$-	-
On commercial production (1)	-	-	-	-	-	450,000	-

Net Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-	150,000

Total	$-	$-	$-	$-	$-	$450,000	150,000

(1)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Registrant determines which properties continue to be of merit and abandons those with which it does not intend to proceed.

5.G     Safe Harbor

This document may contain forward-looking statements.  See “Caution – Forward-Looking Statements” at the beginning of this annual report.  The Registrant desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements.  Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect the future results of the Registrant and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.

Canarc Resource Corp.

Form 20-F

The Registrant’s estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrant’s current perspective of existing trends and information.  These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others:

•

risks related to our exploration and development activities;

•

risks related to the ongoing financing of our planned operations;

•

risks related estimates of mineral deposits;

•

risks related to fluctuations in mineral prices;

•

risks related to the title of our properties;

•

risks related to the highly competitive mineral exploration and mining industry;

•

risks related to potential conflicts of interest with our officers and directors;

•

risks related to environmental and regulatory requirements;

•

risks related to foreign currency fluctuations;

•

risks related to the Registrant’s possible status as a passive foreign investment company;

•

risks related to the volatility of our common stock; and

•

risks related to the possible dilution of our common stock,

as well as other risks and uncertainties detailed in this report and from time to time in the Registrant’s other Securities and Exchange Commission (“SEC”) filings.

Therefore, the Registrant cautions each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in the Registrant’s filings with the SEC as such factors, in some cases, could affect the ability of the Registrant to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed therein.  Forward-looking statements are subject to a variety of risks and uncertainties including, but not limited to, the risks referred under the section “Risk Factors” under Item 3.D above.

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

Canarc Resource Corp.

Form 20-F

The directors and senior management of the Registrant as of June 15, 2007 are:

Name and Province/State andCountry of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Registrant and Period of Service
COOKE, Bradford British Columbia, Canada	President and CEO of Canarc Resource Corp.	President (from January 22, 1987 to January 1, 2006); Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006)
BULLOCK, Derek (2) Ontario, Canada	Mining Consultant	Director (since March 12, 1996)
HARRIS, Leonard (2) Colorado, U.S.A.	Retired	Director (since June 5, 2001)
PRICE, William (2) California, U.S.A.

Retired; Chairman of William L. Price Charitable Foundation; Formerly Chairman, CEO and Chief Investment Officer of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC); Formerly Global Equity Chief Investment Officer of Allianz Global Investors AG

Director (since May 31, 2005)
McCLINTOCK, John British Columbia, Canada	Exploration Manager of BHP Billiton (2004 to 2005); Global Search Leader Base Metals, BHP Billiton (2001 to 2004); Exploration Manager North America of Rio Algom Exploration Inc. (1992 to 2000)	President and Chief Operating Officer (from January 1, 2006 to February 15, 2007)
BRIED, Bruce British Columbia, Canada

Vice-President, Mining, for Endeavour Silver Corp. from March 2005 to February 2007;

General Manager for Kinross Gold USA Inc. from January 2004 to February 2005;

Consultant from January 2002 to January 2004

President and Chief Operating Officer (since February 15, 2007)
BILES, Garry British Columbia, Canada

General Manager of Glencairn Gold Corp. from April 2005 to January 2007;

General Manager of Procon Mining & Tunnelling from July 2002 to April 2005;

General Manager of Homestake Mining from July 1994 to April 2002

Vice-President, Mining (since March 1, 2007)
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

During the fiscal period ended December 31, 2006, the aggregate cash compensation incurred by the Registrant to all individuals who were directors and officers in all capacities as a group was CAD$534,200.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2006, 2005 and 2004.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary (CAD$) (c)	Bonus (CAD$) (d)	Other Annual Compensation (CAD$)(2) (e)	Securities Under Options/ SARs granted (#) (1) (f)	Restricted Shares or Restricted Share Units (CAD$) (g)	LTIP Payouts (CAD$) (h)	All Other Compensation (CAD$) (i)
Bradford J. Cooke (3) Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006); President (from January 22, 1987 to January 1, 2006)	2006 2005 2004	198,000 180,000 181,000	0 0 0	8,000 8,000 8,000	175,000 300,000 200,000	0 0 0	0 0 0	0 0 0

Canarc Resource Corp.

Form 20-F

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary (CAD$) (c)	Bonus (CAD$) (d)	Other Annual Compensation (CAD$)(2) (e)	Securities Under Options/ SARs granted (#) (1) (f)	Restricted Shares or Restricted Share Units (CAD$) (g)	LTIP Payouts (CAD$) (h)	All Other Compensation (CAD$) (i)
Chris Theodoropoulos Director (from March 12, 1996 to June 12, 2007)	2006 2005 2004	0 0 0	0 0 0	8,000 8,000 8,000	125,000 200,000 150,000	0 0 0	0 0 0	0 0 0
Derek Bullock Director	2006 2005 2004	0 0 0	0 0 0	8,000 8,000 8,000	125,000 200,000 150,000	0 0 0	0 0 0	0 0 0
Leonard Harris Director	2006 2005 2004	0 0 0	0 0 0	8,000 8,000 8,000	125,000 200,000 150,000	0 0 0	0 0 0	0 0 0
William Price Director (since May 31, 2005)	2006 2005 2004	0 0 n/a	0 0 n/a	8,000 4,667 n/a	125,000 200,000 n/a	0 0 n/a	0 0 n/a	0 0 n/a
Stephen Macklem Former Director (from September 7, 2004 to May 10, 2005)	2006 2005 2004	n/a 0 0	n/a 0 0	n/a 3,333 2,500	n/a 100,000 500,000 (4)	n/a 0 0	n/a 0 0	n/a 0 0
John McClintock President (from January 1, 2006 to February 15, 2007)	2006 2005 2004	180,000 n/a n/a	0 n/a n/a	0 n/a n/a	75,000 250,000 n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a
Bruce Bried President (since February 15, 2007)	2006 2005 2004	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	75,000 100,000 n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
James Moors Vice-President, Exploration	2006 2005 2004	94,500 80,000 78,000	0 0 0	0 0 0	100,000 150,000 50,000	0 0 0	0 0 0	0 0 0

Canarc Resource Corp.

Form 20-F

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary (CAD$) (c)	Bonus (CAD$) (d)	Other Annual Compensation (CAD$)(2) (e)	Securities Under Options/ SARs granted (#) (1) (f)	Restricted Shares or Restricted Share Units (CAD$) (g)	LTIP Payouts (CAD$) (h)	All Other Compensation (CAD$) (i)
Stewart Lockwood Secretary	2006 2005 2004	0 0 0	0 0 0	0 0 0	0 100,000 0	0 0 0	0 0 0	0 0 0
Philip Yee Chief Financial Officer	2006 2005 2004	21,700 24,411 37,721	0 0 0	0 0 0	100,000 150,000 50,000	0 0 0	0 0 0	0 0 0

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

(4)

Options for 250,000 shares were not exercisable until the market price of the Registrant’s shares closes above CAD$1.25 per share on the Toronto Stock Exchange for 30 consecutive trading days.

The following table sets forth information concerning grants of stock options under the Registrant’s Stock Option Plan during the fiscal period ended December 31, 2006 to each of director and officer of the Registrant.  No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2006:

Canarc Resource Corp.

Form 20-F

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2006 to December 31, 2006

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006); President (from January 22, 1987 to January 1, 2006)	June 29, 2006	Common shares	175,000	$0.69	June 29, 2011
Chris Theodoropoulos Director (from March 12, 1996 to June 12, 2007)	June 29, 2006	Common shares	125,000	$0.69	June 29, 2011
Derek Bullock Director	June 29, 2006	Common shares	125,000	$0.69	June 29, 2011
Leonard Harris Director	June 29, 2006	Common shares	125,000	$0.69	June 29, 2011
William Price Director	June 29, 2006	Common shares	125,000	$0.69	June 29, 2011
John McClintock President (from January 1, 2006 to February 15, 2007)	June 29, 2006	Common shares	75,000	$0.69	June 29, 2011
Bruce Bried President (since February 15, 2007)	June 29, 2006	Common shares	75,000	$0.69	June 29, 2011
James Moors Vice-President, Exploration	June 29, 2006	Common shares	100,000	$0.69	June 29, 2011
Philip Yee Chief Financial Officer	June 29, 2006	Common shares	100,000	$0.69	June 29, 2011

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2006 fiscal year, there were no exercise of share appreciation rights by directors and officers.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant’s executive compensation program is administered by the board of directors (the “Board”).

Canarc Resource Corp.

Form 20-F

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

During the fiscal year ended December 31, 2006, the Registrant granted stock options to directors for up to 675,000 common shares with an exercise price of CAD$0.69 and an expiry date of June 29, 2011.

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2006 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

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

Canarc Resource Corp.

Form 20-F

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

Other Compensation

For the fiscal period ending December 31, 2006, the Board has an employment agreement with the Registrant’s Chief Executive Officer.  The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Registrant.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years’ salary.

Directors’ and Officers’ Liability Insurance

In fiscal 2006, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.  The policy has a $1,000,000 limit of liability, retentions ranging from $nil to $50,000, and a policy period from October 29, 2006 to October 29, 2007.

Canarc Resource Corp.

Form 20-F

Performance Graph

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2001 and ending December 31, 2006.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(in term of Canadian dollars)

The graphs assume that the initial value of the investment on the stock exchange in the Registrant’s common shares and in the indice was CAD$100 on the initial date.

6.C     Board Practices

Statement Of Corporate Governance Practices

The Registrant is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

The Board currently consists of four directors, of which three directors (Derek Bullock, Leonard Harris and William Price) are currently “independent” in the context of the Policy.  Bradford J. Cooke is not independent because he is the Chairman of the Board and CEO of the Registrant.  Chris Theodoropoulos performed certain legal services for the Registrant during fiscal 2006 at market rates.  Chris Theodoropoulos has advised the Registrant that he does not intend to stand for re-election as a director at the 2007 Annual General Meeting.

Canarc Resource Corp.

Form 20-F

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Pinnacle Mines Ltd.
Endeavour Silver Corp.
Radius Gold Inc.
Chris Theodoropoulos	Novra Technologies Corp.
Peer 1 Network Enterprises, Inc.
GoldQuest Mining Corp.
Africo Resources Ltd.
Derek Bullock	Iamgold Corporation
Absolut Resources Corp.
Goldcrest Resources Ltd.
Leonard Harris	Alamos Gold Inc.
Cardero Resource Corp.
Solitario Resources Corporation
Sulliden Exploration Inc.
Endeavour Silver Corp.
IMA Exploration Inc.
Morgain Minerals Inc.
Indico Technologies Limited.
William Price	N/a

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Bradford J. Cooke is the Chair of the board of directors of the Registrant.  William Price, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member.

Since January 1, 2006, the Registrant has held three board meetings.  Director Derek Bullock missed one board meeting and otherwise, all of the directors attended each of the meetings, either in person or by telephone conference call, during the time in which they were directors of the Registrant.

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Registrant.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Registrant.  The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

•

the strategic planning process of the Registrant;

•

identification and management of the principal risks associates with the business of the Registrant;

•

planning for succession of management;

•

the Registrant's policies regarding communications with its shareholders and others;  and

•

the integrity of the internal controls and management information systems of the Registrant.

Canarc Resource Corp.

Form 20-F

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Registrant and its financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees.  The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions.  Directors also consult from time to time with management and have, on occasion, visited the properties of the Registrant.  The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Registrant's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Registrant.  At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board of Directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO, but is currently in the process of developing such written descriptions.  The Board is of the view that given the size of the Registrant, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors.  The appointment of a new director is a relatively infrequent event in the Registrant’s affairs, and each situation is addressed on its merits on a case-by-case basis.  The Registrant has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Registrant.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant.  The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s 2005 Management Information Circular.

Canarc Resource Corp.

Form 20-F

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee.  If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be struck.  The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation

Taking into account the Registrant’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Other Board Committees

At present, the Board has established an Audit Committee.  The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance, or Compensation Committee is appropriate having regard to cost and time issues and the size of the Registrant.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors.  Each director has extensive public company experience and is familiar with what is required of him.  Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

6.D     Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada, and, with respect to its Central and South American activities, from offices in Barbados and Suriname.  As of June 15, 2007, the Registrant had a staff of ten employees based in Vancouver, BC, Canada, five seasonal employees based at the site of the New Polaris project in BC, Canada, and two employees based in Suriname.

Canarc Resource Corp.

Form 20-F

6.E     Share Ownership

As at June 15, 2007, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman, Chief Executive Officer and Director	855,480	1.24%	200,000 700,000 50,000 200,000 750,000 250,000 250,000 100,000 100,000 300,000 175,000	$0.54 $0.69 $0.25 $0.26 $0.27 $0.52 $0.52 $1.00 $0.70 $0.35 $0.69	June 15, 2012 Oct. 3, 2007 Apr. 20, 2009 Sept. 30, 2009 June 23, 2010 June 9, 2008 June 12, 2008 Feb. 17, 2009 Oct. 25, 2009 June 30, 2010 June 29, 2011
Derek Bullock Director	5	0.00%	100,000 25,000 25,000 100,000 50,000 100,000 125,000	$0.54 $0.92 $0.65 $0.83 $1.00 $0.70 $0.69	June 15, 2012 July 4, 2007 Aug. 22, 2007 Nov. 10, 2007 Feb. 17, 2009 Sept. 7, 2009 June 29, 2011
Leonard Harris Director	200,000	0.29%	100,000 200,000 50,000 100,000 200,000 125,000	$0.54 $0.52 $1.00 $0.70 $0.35 $0.69	June 15, 2012 June 9, 2008 Feb. 17, 2009 Sept. 7, 2009 June 30, 2010 June 29, 2011
William Price Director	5,556,000	8.08%	100,000 200,000 125,000	$0.54 $0.35 $0.69	June 15, 2012 June 30, 2010 June 29, 2011
Bruce Bried President (since February 15, 2007)	Nil	Nil	100,000 75,000 125,000	$0.54 $0.69 $0.74	June 15, 2012 June 29, 2011 Jan 26, 2012
Garry Biles Vice-President, Mining (since March 1, 2007)	Nil	Nil	50,000 200,000	$0.54 $0.74	June 15, 2012 Jan 26, 2012
James Moors Vice-President, Exploration	Nil	Nil	100,000 100,000 50,000 50,000 150,000 100,000	$0.54 $0.34 $0.52 $1.00 $0.35 $0.69	June 15, 2012 Aug. 28, 2007 June 9, 2008 Feb. 17, 2009 June 30, 2010 June 29, 2011
Stewart Lockwood Secretary	20,174	0.03%	50,000 45,500 100,000 100,000 100,000	$0.54 $0.92 $0.65 $0.52 $0.35	June 15, 2012 July 4, 2007 Jan. 29, 2008 June 9, 2008 June 30, 2010
Philip Yee Chief Financial Officer	Nil	Nil	100,000 150,000 50,000 150,000 100,000	$0.54 $0.52 $1.00 $0.35 $0.69	June 15, 2012 June 9, 2008 Feb. 17, 2009 June 30, 2010 June 29, 2011

Canarc Resource Corp.

Form 20-F

(1)

As at June 15, 2007, the Registrant had 68,738,893 common shares issued and outstanding.

(2)

Common shares.

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 15, 2007 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates
85,500	$0.92	July 4, 1997	July 4, 2007
39,500	$0.65	August 22, 1997	August 22, 2007
750,000	$0.69	October 3, 1997	October 3, 2007
100,000	$0.83	November 10, 1997	November 10, 2007
100,000	$0.65	January 29, 1998	January 29, 2008
54,000	$0.25	April 20, 1999	April 20, 2009
200,000	$0.26	September 30, 1999	September 30, 2009
750,000	$0.27	June 23, 2000	June 23, 2010
150,000	$0.34	August 28, 2002	August 28, 2007
20,000	$0.51	February 10, 2003	February 10, 2008
1,000,000	$0.52	June 9, 2003	June 9, 2008
250,000	$0.52	June 12, 2003	June 12, 2008
540,000	$1.00	February 17, 2004	February 17, 2009
300,000	$0.70	September 7, 2004	September 7, 2009
100,000	$0.70	October 25, 2004	October 25, 2009
1,590,000	$0.35	June 30, 2005	June 30, 2010
20,000	$0.40	December 5, 2005	December 5, 2010
50,000	$0.67	February 13, 2006	February 13, 2008
1,325,000	$0.69	June 29, 2006	June 29, 2011
20,000	$0.71	September 11, 2006	September 11, 2008
325,000	$0.74	January 26, 2007	January 26, 2012
1,100,000	$0.54	June 15, 2007	June 15, 2012
8,869,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates
2,150,000	$1.25	October 18, 2006	October 18, 2007
247,800	$0.82	October 18, 2006	October 18, 2007
350,000	$0.95	October 18, 2006	October 18, 2007
2,747,800	TOTAL

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant’s Plan allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 7,929,000 common shares are outstanding as at December 31, 2006, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The purchase price per common share for any option granted under the Plan shall not be less than the 5-day average of the high and low trading prices of the Registrant’s shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

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

Canarc Resource Corp.

Form 20-F

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

As at June 15, 2007, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (2)	Percentage of Class (1)
Common Shares	CDS & Co. Toronto, Ontario	32,717,294 (3), (4)	47.60%
Common Shares	CEDE & Co. New York, New York, U.S.A.	28,486,264 (3), (4)	41.44%
Common Shares	William Price (5) Redwood City, California, U.S.A.	5,556,000 (6)	8.08%
Common Shares	Officers and Directors as a group	6,631,659 (6)	9.65%

(1)

As at June 15, 2007, the Registrant had 68,738,893 common shares issued and outstanding.

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

(5)

As at June 15, 2007, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 8.08% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation.  William Price became a director of the Registrant at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of the Registrant.

(6)

William Price was elected to the Board of Directors at the Registrant’s annual general meeting held on May 31, 2005, and as at June 15, 2007, his shareholdings of 5,556,000 common shares are included in the 6,631,659 common shares held by officers and directors as a group.

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

Canarc Resource Corp.

Form 20-F

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of May 31, 2007 there were 68,738,893 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 426 registered holders of the Registrant’s common shares resident in the United States (71% of all registered holders) holding 35,082,901 common shares.  This number represents approximately 51% of the total issued and outstanding common shares of the Registrant at that date.

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

7.B     Related Party Transactions

For the fiscal year ended December 31, 2006, the Company had transactions with related parties.

General and administrative costs during 2006 include CAD$38,000 (2005 - CAD$Nil and 2004 – CAD$Nil) in consulting fees charged by a company controlled by a director of the Registrant for services related to the disposition of Sara Kreek Resource, and CAD$99,208 (2005 - CAD$59,385 and 2004 - CAD$86,438) in salaries paid to a director.  A law firm in which a senior officer is a partner charged legal fees totalling CAD$159,594 (2005 – CAD$65,496 and 2004 – CAD$66,197) in 2006 for corporate securities matters.  Also, in fiscal 2006, the Registrant paid a total of CAD$40,000  (2005 - CAD$40,000 and 2004 - CAD$34,500) to all directors in their capacity as Directors of the Registrant.

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

Canarc Resource Corp.

Form 20-F

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2006 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

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

Not applicable.

Canarc Resource Corp.

Form 20-F

ITEM 8.     FINANCIAL INFORMATION

8.A     Consolidated Statements and Other Financial Information

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)

Consolidated Balance Sheets as of December 31, 2006 and 2005;

(b)

Consolidated Statements of Operations and Deficit for each of the years ended December 31, 2006, 2005, and 2004;

(c)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2006, 2005, and 2004;  and

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

Canarc Resource Corp.

Form 20-F

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

8.B     Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2006 other than as disclosed in this Form 20-F.

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

Canarc Resource Corp.

Form 20-F

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)
2006	$0.95	$0.55
2005	$0.62	$0.31
2004	$1.10	$0.49
2003	$1.34	$0.35
2002	$0.60	$0.11

Quarter	High (CAD$)	Low (CAD$)
2007
1st Quarter	$0.83	$0.62
2006
4th Quarter	$0.90	$0.70
3rd Quarter	$0.87	$0.61
2nd Quarter	$0.95	$0.59
1st Quarter	$0.88	$0.55
2005
4th Quarter	$0.58	$0.34
3rd Quarter	$0.52	$0.35
2nd Quarter	$0.52	$0.31
1st Quarter	$0.62	$0.49

Month	High (CAD$)	Low (CAD$)
2007
May	$0.66	$0.55
April	$0.78	$0.63
March	$0.72	$0.62
February	$0.83	$0.68
January	$0.80	$0.63
2006
December	$0.90	$0.75

9.B     Plan of Distribution

Not applicable.

Canarc Resource Corp.

Form 20-F

9.C     Markets

Since November 2, 1994, the Registrant’s common shares have traded on the TSX.  From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant’s common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the Toronto Stock Exchange acquired the Canadian Venture Exchange to form the TSX Venture Exchange).  In February 1997, the Registrant was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange.  On August 3, 1998, the Registrant was listed on the Frankfurt Exchange.  Management of the Registrant is not aware of any trading market for the Registrant’s common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant trades under the symbol CRCUF.

9.D     Selling Shareholders

Not applicable.

9.E     Dilution

Not applicable.

9.F     Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

10.A     Share Capital

Not applicable.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

10.C     Material Contracts

For the two years immediately preceding May 31, 2007, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F.  For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

10.F     Dividends and Paying Agents

Not applicable.

10.G     Statement by Experts

Not applicable.

Canarc Resource Corp.

Form 20-F

10.H     Documents on Display

Copies of documents referred to in this Form 20-F may be inspected at the Registrant’s corporate office at Suite #301 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.  The Registrant may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Registrant.

The Registrant’s documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC’s Public Reference Room located at 100 F St. NE, Washington, DC, USA, 20549.  Copies may also be obtained from the SEC at prescribed rates.

10.I     Subsidiary Information

Item 4.C provides further information.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrant believes that it does not have any material exposure to interest risks.  The Registrant does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt.  Item 3.D provides information concerning risk factors.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Canarc Resource Corp.

Form 20-F

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A-D

None.

14.E     Proceeds

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to the Registrant’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Registrant’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Canarc Resource Corp.

Form 20-F

As a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act of 1934, as amended, the Registrant is not required to provide management’s report on internal control over financial reporting until its annual report for the year ended December 31, 2007.  Further, the Registrant’s independent registered public accounting firm is not required to provide an attestation on management’s report on internal control over financial reporting until the Company’s annual report for the fiscal year ended December 31, 2008.  Therefore, this report does not include management’s report on internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm regarding internal controls over financial reporting due to temporary rules of the Securities and Exchange Commission.

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

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A     Audit Committee Financial Expert

The Registrant’s audit committee is comprised of three directors, as set forth below:

Derek Bullock                    Leonard Harris                    William Price

No one person has been identified as a financial expert given that all of the members of the audit committee are financially literate, meaning that they must be able to read and understand financial statements.  The Board of Directors has determined that its members of the Audit Committee have sufficient skills to satisfy its duties given the stage and size of the Registrant.

Relevant Education and Experience

Derek Bullock - Mr. Bullock has a Masters degree from Queens University and is the past President of Iamgold Corporation.  He is currently on the audit committee of Iamgold Corporation and is also on the audit committee of Goldcrest Resources Ltd.

Canarc Resource Corp.

Form 20-F

Leonard Harris - Mr. Harris is a professional engineer with a metallurgy diploma and 50 years experience in all aspects of mineral processing and mining operations world wide, including the construction of the Yanacocha gold mine in Peru.  Since 1995, Mr. Harris has been a consultant and director of several small cap mining companies including Glamis Gold (former director), Solitario Resources, Alamos Gold Inc., Corriente Resources (former director), Cardero Resources, Endeavour Silver Corp. and the Registrant, as well as Aztec Metals Corp. (a private company).

William Price – Mr. Price has significant experience and expertise in the financial world, having served as the Chairman, CEO and CIO of RCM Capital Management LLC and as Global Chief Investment Officer of Allianz Global Investors AG.  Mr. Price was a research analyst in the 1960’s for well recognized firms in the US equity markets, taking on the additional responsibility of portfolio manager with Donaldson, Lufkin, Jenrette in 1970.  Starting in 1977, Mr. Price became an early partner in RCM Capital Management and ultimately led the Company as CEO.  RCM Capital Management had more than US$30 billion under management upon his retirement in 2003.

16.B     Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size.

Directors, including the director/employee of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant.  Also, the corporate secretary who is a securities lawyer is available to the management of the Registrant to provide a high standard of due care in the activities of the Registrant and to provide guidance when needed.

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

Canarc Resource Corp.

Form 20-F

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2006 Fiscal Year (CAD$)	2005 Fiscal Year (CAD$)

(a) Audit Fees	$65,000	$55,000

(b) Audit-Related Fees	$10,000	$15,000

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2007, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2007 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2007, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Canarc Resource Corp.

Form 20-F

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 16, 2007, except as to Note 4(d) which is as of March 20, 2007.	81
1.2 Consolidated balance sheets as at December 31, 2006 and 2005 together with the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2006, 2005 and 2004.	82

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

ITEM 19.     EXHIBITS

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	107
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	78
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	79
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	108
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	108

Canarc Resource Corp.

Form 20-F

15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC on June/July 2007
15-2	Summary Report on the Benzdorp Project Suriname (dated March 22, 2007)	Previously filed on Form 6-K with the SEC on June/July 2007

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of June 28, 2007.

CANARC RESOURCE CORP.

Per:

/s/

“Bradford J. Cooke”

Bradford J. Cooke, Chief Executive Officer and Director

Canarc Resource Corp.

Form 20-F

EXHIBIT 12.1

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

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

c.

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

DATED at Vancouver, British Columbia, Canada, as of June 28, 2007.

Canarc Resource Corp.

Form 20-F

/s/

“Bradford J. Cooke”

Bradford J. Cooke, Chief Executive Officer and Director

Canarc Resource Corp.

Form 20-F

EXHIBIT 12.2

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

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

c.

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

Canarc Resource Corp.

Form 20-F

DATED at Vancouver, British Columbia, Canada, as of June 28, 2007.

/s/

“Philip Yee”

Philip Yee, Chief Financial Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2006, 2005 and 2004

Canarc Resource Corp.

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canarc Resource Corp.

We have audited the accompanying consolidated balance sheets of Canarc Resource Corp. as of December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canarc Resource Corp. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

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

/s/     KPMG  LLP

Chartered Accountants

Vancouver, Canada

March 16, 2007, except as to Note 4(d) which is as of March 20, 2007.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,	December 31,
	2006	2005

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,267	$489
Marketable securities (Note 3)	522	899
Receivables and prepaids	105	48
Receivable from disposition of subsidiary - current portion (Note 4(c)(i))	50	-
	2,944	1,436
NONCURRENT ASSETS
Mineral properties (Note 4)	15,224	9,658
Equipment (Note 5)	7	10
Receivable from disposition of subsidiary - long-term portion (Note 4(c)(i))	200	-
Long-term investment (Note 6)	72	78
	15,503	9,746
	$18,447	$11,182

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$235	$235

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	55,629	49,150
Contributed surplus (Note 7(b))	1,855	1,502
Deficit	(39,272)	(39,705)
	18,212	10,947
	$18,447	$11,182

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 4(d) and 7(c))

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

Leonard Harris

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2006	2005	2004

Expenses:
Amortization	$3	$4	$5
Corporate development	294	8	16
Employee and director remuneration (Note 8)	429	137	201
Foreign exchange gain	(14)	(40)	(42)
General and administrative	337	317	336
Shareholder relations	307	113	153
Share appreciation rights	-	3	-
Stock-based compensation (Note 7(c))	454	432	639
Travel	-	7	63

Loss before the undernoted	(1,810)	(981)	(1,371)

Equity loss from investment in affiliated company	(6)	(3)	-
Gain on disposition of marketable securities	1,598	1,225	667
Gain on dilution from long term investment (Note 6)	-	621	-
Gain from disposition of subsidiary (Note 4(c)(i))	600	-	-
Investment and other income	81	2	13
Non-controlling interest	-	22	37
Write-down of marketable securities	(30)	(2)	(4)
Write-down of mineral properties	-	(170)	(3,143)
Write-off of debt due from affiliated company (Note 6)	-	(542)	-
Write-off of equipment	-	-	(212)

Income (loss) before income tax	433	172	(4,013)

Future income tax recovery (Note 7(a)(i))	-	143	-

Income (loss) for the year	433	315	(4,013)

Deficit, beginning of the year	(39,705)	(40,020)	(36,007)

Deficit, end of the year	$(39,272)	$(39,705)	$(40,020)

Basic and diluted earnings (loss) per share	$0.01	$0.01	$(0.07)

Weighted average number of shares outstanding	63,462,293	58,518,229	55,956,982

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2006	2005	2004

Cash provided from (used for):

Operations:
Income (loss) for the year	$433	$315	$(4,013)
Items not involving cash:
Amortization	3	4	5
Equity loss from investment in affiliated company	6	3	-
Gain on disposition of marketable securities	(1,598)	(1,225)	(667)
Gain on dilution from long term investment	-	(621)	-
Gain on disposition of subsidiary (Note 4(c)(i))	(600)	-	-
Future income tax recovery	-	(143)	-
Non-controlling interest	-	-	(37)
Share appreciation rights	-	3	-
Stock-based compensation	454	432	639
Unrealized currency translation gain	(9)	(29)	(66)
Write-down of marketable securities	30	2	4
Write-down of mineral properties	-	170	3,143
Write-off of debt due from affiliated company (Note 6)	-	542	-
Write-off of equipment	-	-	212
	(1,281)	(547)	(780)
Changes in non-cash working capital items:
Receivables and prepaids	(57)	67	(79)
Due to/from related parties	-	(118)	149
Accounts payable and accrued liabilities	-	(35)	(65)
	(1,338)	(633)	(775)

Financing:
Issuance of common shares	6,378	38	1,253

Investing:
Proceeds from disposal of marketable securities	2,452	2,009	1,245
Proceeds from disposition of subsidiary	450	-	-
Acquisition of marketable securities	(498)	(789)	(1,190)
Mineral properties, net of recoveries	(5,666)	(851)	(1,720)
	(3,262)	369	(1,665)

Increase (decrease) in cash and cash equivalents	1,778	(226)	(1,187)
Cash and cash equivalents, beginning of year	489	715	1,902

Cash and cash equivalents, end of year	$2,267	$489	$715

Supplemental disclosure with respect to cash flows (Note 11).

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

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

The Company has incurred significant operating losses and has an accumulated deficit of $39,272,000 at December 31, 2006.  Furthermore, the Company has working capital of $2,709,000 as at December 31, 2006, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for:

-

Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), in which the Company previously held an 80% interest but was disposed in April 2006;

-

Aztec Metals Corp. (“Aztec”), in which the Company held a 63% interest as at December 31, 2004 and diluted its interest to 27% as at December 31, 2005 when its investment was accounted using the equity method (Note 6) and further diluted its interest to 19% on March 31, 2006 after which its investment was accounted using the cost method;

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

Years ended December 31, 2006, 2005 and 2004

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

(f)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for by the cost method.

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

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(h)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  No liability has been recorded as the Company is in the exploration and/or pre-feasibility stage for its properties and the fair value of the liability cannot be reasonably estimated at this stage.

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

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(l)

Flow-through shares:

A provision at the date of the actual renunciation is recognized by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company.

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

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Marketable Securities

	2006	2005

Investment in shares of companies, at cost	$497	$893
Unrealized foreign exchange gains (cumulative write-downs)	25	6
	$522	$899

The quoted market value of shares of companies is $1,359,000 at December 31, 2006 (2005 - $2,470,000).

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At December 31, 2006, these shares had a cost of $367,000 (2005 - $850,000), a carrying value of $367,000 (2005 - $850,000) and a quoted market value of $1,156,000 (2005 - $2,374,000).  In 2005, the Company exercised 250,000 warrants of Endeavour with an exercise price of CAD$0.35 and an expiry date of October 6, 2005, and also exercised 200,000 warrants with an exercise price of CAD$2.00 and an expiry date of October 22, 2005.  Endeavour’s shares closed at CAD$4.53 at the end of fiscal 2006.

4.

Mineral Properties

		2006			2005
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$6,077	$9,682	$3,605	$1,229	$4,834

Suriname:
Sara Kreek (Note 4(c)(i))	-	-	-	100	-	100
Benzdorp (Note 4(c)(ii))	301	5,241	5,542	301	4,423	4,724

	$3,906	$11,318	$15,224	$4,006	$5,652	$9,658

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2006 and 2005 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton.  Glencairn paid the Company $120,546 in fiscal 2005.  In December 2005, Glencairn declared commercial production in its Bellavista mine.

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

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  The Company was to issue an additional 200,000 shares to the vendor, Suriname Wylap Development N.V., (“Wylap Development”) upon completing a feasibility study and commencing commercial production of the underground deposits.  In fiscal 2004, the property was written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles.  A loan to Wylap Development that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remained outstanding as at December 31, 2005.

On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Wylap Development to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 and receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company, of which $50,000 was received in 2006.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005 a further amendment to the option agreement was made which extended the date, by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2006, the Company did not complete a feasibility study.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

The exploration concessions for the Benzdorp property are due to expire in July 2007.  An extension is available at the discretion of the Suriname Minister of Mines.

(d)

Mexico:

(i)

Providencia and San Felix:

In March 2007, the Company entered into an option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Company has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

(ii)

Los Arrastres:

In March 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Company has the right to reduce the NSR to 1% by paying $1 million at any time.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

As at December 31, 2006, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance
	Royalty Payments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$450	-

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	150,000

	$450	150,000

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

5.

Equipment

		2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Office equipment	$140	$133	$7	$140	$130	$10

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Long-Term Investment

In 2005, the Company agreed to settle debts of CAD$100,000 owed by Aztec by the issuance of 1,000,000 units of Aztec at a deemed price of CAD$0.10 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with each whole warrant exercisable to acquire one common share at an exercise price of CAD$0.12 until November 25, 2006 which was extended to May 28, 2007.  The remaining debt of $542,051 owed by Aztec was written off.

In 2005, the Company’s interest in Aztec was diluted from 63% to 27% due to a private placement which Aztec closed in November 2005, and in which the Company did not participate, and at which time the Company recognized a dilution gain of $621,390.  Prior to the dilution, the Company consolidated its financial statements with Aztec whereas subsequent to the dilution the Company’s investment in Aztec was accounted for using the equity method.

In 2006, the Company’s interest in Aztec was further diluted to 19% due to a private placement which Aztec closed in March 2006, in which the Company’s investment in Aztec was thereafter accounted for using the cost method.

7.

Share Capital

(a)

Authorized and issued:

In 2005, the Company increased its authorized share capital from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company’s issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2003	53,058,448	$47,906
Issued:
Private placements (Note 7(a)(i))	810,000	372
Exercise of warrants (Note 7(d))	4,090,000	786
Exercise of options (Note 7(c))	360,000	170
Balance at December 31, 2004	58,318,448	49,234
Issued:
Exercise of options (Note 7(c))	220,000	56
Exercise of share appreciation rights	6,667	3
Provision for flow-through shares (Note 7(a)(i))	-	(143)
Balance at December 31, 2005	58,545,115	49,150
Issued:
Private placements (Note 7(a)(ii))	9,380,361	6,201
Exercise of options (Note 7(c))	545,000	278
Balance at December 31, 2006	68,470,476	$55,629

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

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

(ii)

In March 2006, the Company closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, with a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007 and a fair value of CAD$43,890 which have been recorded in share capital on a net basis.

The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

In October 2006, the Company closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  Finders’ fees comprised of CAD$208,196 in cash and 247,800 warrants were issued;  each warrant is exercisable to acquire one non-flow through common share at CAD$0.82 until October 18, 2007 and a fair value of CAD$44,604 which have been recorded in share capital on a net basis.

The non-flow through private placement was for 700,000 non-flow through units at CAD$0.75 per unit for gross proceeds of CAD$525,000.  Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007.  A finder’s fee of CAD$5,850 was paid.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Contributed surplus:

Balance at December 31, 2004	$1,088
Changes during the year:
Exercise of options	(18)
Fair value of stock options recognized	432
Balance at December 31, 2005	1,502
Changes during the year:
Exercise of options	(101)
Fair value of stock options recognized	454
Balance at December 31, 2006	$1,855

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 7,929,000 common shares are outstanding as at December 31, 2006.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	6,984,000	$0.50	5,649,000	$0.57	4,509,000	$0.47
Granted	1,490,000	$0.69	2,395,000	$0.36	1,500,000	$0.82
Exercised	(545,000)	$0.37	(220,000)	$0.19	(360,000)	$0.34
Converted to stock appreciation
rights on exercise	-	-	(20,000)	$0.34	-	-
Expired	-	-	(820,000)	$0.70	-	-
Outstanding, end of year	7,929,000	$0.54	6,984,000	$0.50	5,649,000	$0.57

Exercise price range (CAD$)	$0.17 - $1.00		$0.17 - $1.00		$0.17 - $1.05

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding and Exercisable
		Weighted	Weighted
	Number	Average	Average
Price	Outstanding and	Remaining	Exercise
Intervals	Exercisable at	Contractual Life	Prices
(CAD$)	December 31, 2006	(Number of Years)	(CAD$)

$0.01 - $0.24	80,000	0.04	$0.17
$0.25 - $0.49	3,074,000	3.3	$0.33
$0.50 - $0.74	4,029,500	2.5	$0.64
$0.75 - $0.99	205,500	0.7	$0.87
$1.00 - $1.24	540,000	2.2	$1.00
	7,929,000	2.7	$0.54

At December 31, 2006, 7,929,000 options are exercisable and expire at various dates from January 16, 2007 to June 29, 2011, with a weighted average remaining life of 2.7 years.  During the year ended December 31, 2006, the Company recognized stock-based compensation of $454,177 (2005 - $432,424 and 2004 - $638,808) based on the fair value of options granted on or after January 1, 2004 that were earned by the provision of services during the year.

Subsequent to the 2006 year end, stock options for 80,000 shares were exercised, and stock options for 310,000 shares were cancelled for the exercise of share appreciation rights.  Also, stock options for 325,000 shares were granted.

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

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2006	2005	2004

Fair value of options granted during the year	$0.30	$0.18	$0.43

Risk-free interest rate	3.32%	2.25%	2.90%
Expected dividend yield	0.000000	0.000000	0.000000
Expected stock price volatility	0.662900	0.866100	0.943900
Expected option life in years	4	4	4

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Warrants:

At December 31, 2006, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006

$0.82	March 17, 2007	-	231,000	-	-	231,000
$1.25	October 18, 2007	-	2,150,000	-	-	2,150,000
$0.82	October 18, 2007	-	247,800	-	-	247,800
$0.95	October 18, 2007	-	350,000	-	-	350,000

		-	2,978,800	-	-	2,978,800

At December 31, 2005, the Company had no outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2004	Issued	Exercised	Expired	December 31, 2005

$0.63	February 4, 2005	625,000	-	-	(625,000)	-
$1.25	November 13, 2005	133,750	-	-	(133,750)	-
$1.10	November 13, 2005	1,540,000	-	-	(1,540,000)	-
$1.25	December 30, 2005	50,000	-	-	(50,000)	-

		2,348,750	-	-	(2,348,750)	-

At December 31, 2004, the Company had outstanding warrants to purchase an aggregate 2,348,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	December 31, 2004

$0.20	May 17, 2004	3,000,000	-	(3,000,000)	-	-
$0.21	April 8, 2004	465,000	-	(465,000)	-	-
$0.50	September 10, 2004	625,000	-	(625,000)	-	-
$0.63	February 4, 2005	625,000	-	-	-	625,000
$1.25	November 13, 2005	133,750	-	-	-	133,750
$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000
$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	(4,090,000)	-	2,348,750

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(e)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2006	68,470,476
Property agreements (Note 4(d))	150,000
Stock options (Note 7(c))	7,929,000
Warrants (Note 7(d))	2,978,800

Fully diluted, December 31, 2006	79,528,276

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

8.

Related Party Transactions

General and administrative costs during 2006 include CAD$38,000 (2005 - CAD$Nil and 2004 – CAD$Nil) of consulting fees charged by a company controlled by a director of the Company, and CAD$99,208 (2005 - CAD$59,385 and 2004 - CAD$86,438) of salaries paid to a director.  A law firm in which a senior officer is a partner charged fees totalling CAD$159,594 in 2006 (2005 – CAD$65,496 and 2004 – CAD$66,197).  Also, in fiscal 2006, the Company paid a total of CAD$40,000 (2005 - CAD$40,000 and 2004 - CAD$34,500) to all directors in their capacity as Directors of the Company.

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

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.

Related Party Transactions     (continued)

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

10.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005	2004

Canadian statutory tax rates	36.12%	37.12%	38.62%

Income tax benefit (expense)	$(292)	$(64)	$1,541
Permanent differences	26	350	(241)
Temporary differences	12	(77)	(1,936)
Change in valuation allowance	(140)	-	-
Exchange rate fluctuation	(253)	-	636
Resource and asset pool changes	25	-	-
Change in effective tax rates	622	(66)	-

Income tax (expense) recovery	$-	$143	$-

The Company’s effective tax rate is different from the statutory tax rate due to non-tax deductible stock-based compensation expense, and non-taxable items such as income tax recovery and gain on dilution of affiliated company, and non-taxable portion of capital gains.

112

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.

Income Taxes     (continued)

The significant components of the Company’s future income tax assets as at December 31, 2006 and 2005 are as follows:

	2006	2005

Future income tax assets:
Resource properties	$2,156	$2,356
Equipment	347	368
Non-capital losses	1,009	936
Capital losses	34	27
Total future income tax assets	3,546	3,687
Valuation allowance	(3,546)	(3,687)
Future income tax assets, net	$-	$-

At December 31, 2006, the Company has non-capital losses for Canadian tax purposes of approximately $2,969,000 which expire on various dates to 2013, and Canadian capital losses of approximately $169,000 which are without expiry.

11.

Supplemental Disclosure with respect to Cash Flows

	2006	2005	2004

Non-cash financing and investing activities:

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	$-	$3	$-
Stock options	101	18	75

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains (2006 - $357,800;  2005 - $359,685;  2004 - $839,251) being recorded in operations.

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties (2006 - $1,810,000;  2005 - $1,151,000;  2004 - $4,726,000).

Under U.S. GAAP, employee and director remuneration would be reported as 2006 - $883,000;  2005 - $569,000;  2004 - $840,000 as it would include the stock-based compensation expense reported separately for Canadian GAAP.

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

For Canadian GAAP, a provision is recognized at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company.  For U.S. GAAP, no such provision is recognized.

For Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  SEC staff have indicated that changes in a parent company’s proportionate share of subsidiary equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.  The Company has restated its previous presentation of the gain in 2005 to be consistent with the SEC’s interpretation.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

	December 31,
	2006	2005

Assets under Canadian GAAP
	$18,447	$11,182
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	837	1,571
Adjustment for mineral property exploration costs	(11,318)	(5,652)

Assets under U.S. GAAP	$7,966	$7,101

	December 31,
	2006	2005

Shareholders' equity under Canadian GAAP	$18,212	$10,947
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	837	1,571
Adjustment for mineral property exploration costs	(11,318)	(5,652)

Shareholders' equity under U.S. GAAP	$7,731	$6,866

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

	Years ended December 31,
	2006	2005	2004
		(Restated)

Income (loss) for the year under Canadian GAAP	$433	$315	$(4,013)

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	358	360	839
Gain on dilution from long term investment	-	(621)	-
Mineral property exploration costs incurred in the year	(5,666)	(920)	(1,631)
Deferred exploration costs included in write-down
of mineral properties	-	14	1,717
Adjustment for future income tax recovery	-	(143)	-

Loss for the year under U.S. GAAP	$(4,875)	$(995)	$(3,088)

Basic and diluted loss per share under U.S. GAAP	$(0.08)	$(0.02)	$(0.06)

Weighted average number of shares outstanding	63,462,293	58,518,229	55,956,982

	Years ended December 31,
	2006	2005	2004
		(Restated)

Cash used for operating activities under Canadian GAAP	$(1,338)	$(633)	$(775)

Adjustment to reconcile to U.S. GAAP:
Adjustment for gain on dilution from long term investment	-	621	-
Adjustment for mineral property exploration costs	(5,666)	(920)	(1,631)
Adjustment for future income tax recovery	-	143	-

Cash used for operating activities under U.S. GAAP	$(7,004)	$(789)	$(2,406)

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

	Years ended December 31,
	2006	2005	2004

Cash provided (used for) from investing activities
under Canadian GAAP	$(3,262)	$369	$(1,665)

Adjustments to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	5,666	920	1,631

Cash provided from investing activities under U.S. GAAP	$2,404	$1,289	$(34)

	Years ended December 31,
	2006	2005	2004

Cash provided from financing activities
under Canadian GAAP	$6,378	$38	$1,253

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash	(1,958)	-	-

Cash provided from financing activities under U.S. GAAP	$4,420	$38	$1,253

Canarc Resource Corp.

Form 20-F

EXHIBIT 8-1

LIST OF MATERIAL SUBSIDIARIES

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

New Polaris Gold Mines Ltd. (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly-owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc.  The Registrant owns 100% of the issued and outstanding shares.

Canarc Resource Corp.

Form 20-F

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Bradford Cooke, Chairman and Chief Executive Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.

The Annual Report on Form 20-F of Canarc for the year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada June 28, 2007	Bradford Cooke Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.

The Annual Report on Form 20-F of Canarc for the year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada June 28, 2007		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F