Form 20-F/A
period 2005-12-31
CANARC RESOURCE CORP
filed 2008-04-18
CIK 868822

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

Yes [  ]     No [X]

EXPLANATORY NOTE

The Company has, in relation to its New Polaris Gold Project, restated certain technical disclosure, summarized certain technical disclosure and added additional qualifications to certain estimates of inferred, indicated and measured resources completed prior to the implementation of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  Certain technical disclosure, including the addition of a list of the claims that comprise the property, and a location map, has been added.  See “Material Mineral Projects - New Polaris Gold Project, British Columbia, Canada”.  The Company has also, in relation to its Benzdorp Property in Suriname, restated certain technical disclosure, summarized certain technical disclosure and added additional technical disclosure, including the addition of a location map.  See “Material Mineral Projects – Benzdorp Property, Suriname”

As included in Note 12 of the consolidated financial statements for the year ended December 31, 2005, the Company restated its consolidated cash flow statement for the year ended December 31, 2005 to reflect the reconciling account of Aztec Metals Corp. (“Aztec”) used to determine the cash flows of the Company.

In accordance with Canadian GAAP, this effectively reduced cash outflow from operating activities from US$725,000 to US$633,000 and cash inflow from financing activities from US$41,000 to US$38,000, and cash inflow from investing activities from US$458,000 to US$369,000.

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Under U.S. GAAP, changes in a parent company’s proportionate share of subsidiary equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.  The Company has restated its previous presentation of the gain in 2005 to be consistent with the SEC’s interpretation.

Consequently in the reconciliation of Canadian and U.S. GAAP, Note 12 to the Consolidated Financial Statements as included the 2005 Form 20-F includes the following restatements for the 2005 comparative figures in Note 12:

-

loss for 2005 under U.S. GAAP increased from $374,000 to $995,000;

-

loss per share under U.S. GAAP increased from $0.01 to $0.02;  and

-

cash used for operating activities under U.S. GAAP increased from $1,502,000 to $1,553,000.

-

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

19

4.C      Organizational Structure

21

4.D     Property, Plants and Equipment

22

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

45

5.A     Operating Results

47

5.B     Liquidity and Capital Resources

49

5.C     Research and Development, Patents and Licenses, etc.

51

5.D     Trend Information

51

5.E     Off-Balance Sheet Arrangements

52

5.F     Tabular Disclosure of Contractual Obligations

52

5.G     Safe Harbor

53

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

54

6.A     Directors and Senior Management

54

6.B     Compensation

55

6.C     Board Practices

61

6.D     Employees

64

6.E     Share Ownership

64

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

67

7.A     Major Shareholders

67

7.B     Related Party Transactions

68

7.C     Interests of Experts and Counsel

69

ITEM 8.     FINANCIAL INFORMATION

70

8.A     Consolidated Statements and Other Financial Information

70

8.B     Significant Changes

71

ITEM 9.     THE OFFER AND LISTING

72

9.A     Offer and Listing Details

72

9.B     Plan of Distribution

74

9.C     Markets

74

9.D     Selling Shareholders

74

9.E     Dilution

74

9.F     Expenses of the Issue

74

ITEM 10.     ADDITIONAL INFORMATION

74

10.A     Share Capital

74

10.B     Memorandum and Articles of Association

75

10.C     Material Contracts

82

10.D     Exchange Controls

82

10.E     Taxation

83

10.F     Dividends and Paying Agents

89

10.G     Statement by Experts

89

10.H     Documents on Display

89

10.I     Subsidiary Information

89

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

90

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

90

PART II

90

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

90

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

90

ITEM 15.     CONTROLS AND PROCEDURES

90

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES  91

16.A     Audit Committee Financial Expert

91

16.B     Code of Ethics

91

16.C     Principal Accountant Fees and Services

92

16.D     Exemptions from the Listing Standards for Audit Committees

93

16.E     Purchases of Equity Securities by Canarc and Affiliated Purchasers

93

PART III

93

ITEM 17.     FINANCIAL STATEMENTS

93

ITEM 18.     FINANCIAL STATEMENTS

93

ITEM 19.     EXHIBITS

93

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

Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The presence of clay in the mineralized material may adversely affect the economic recovery of gold from the mining operations planned at properties in Suriname.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.  The mineral resource previously estimated for the New Polaris property does not meet the new requirements of NI 43-101 and should not be relied upon.

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

Canarc Resource Corp.

Form 20-F

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

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties.  The Registrant currently owns or holds, directly or indirectly, interests in four precious metal properties, which are known as the New

Canarc Resource Corp.

Form 20-F

Polaris property in British Columbia, Canada, the Benzdorp property in Suriname, the Eskay Creek property in British Columbia, Canada and the Bellavista property in Costa Rica, of which the first two properties could be viewed as the material properties of the Registrant.

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of $9,658,000 in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2005 and are summarized as follows for the past three fiscal years:

		2005			2004			2003
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 1,229	$ 4,834	$ 3,605	$ 749	$ 4,354	$ 3,605	$ 288	$ 3,893
Eskay Creek	-	-	-	188	14	202	188	14	202

Costa Rica:
Bellavista	-	-	-	89	-	89	89	-	89

Suriname:
Sara Kreek	100	-	100	100	-	100	1,567	1,717	3,284
Benzdorp	301	4,423	4,724	301	3,983	4,284	181	2,840	3,021

Mexico:
Sonia II	-	-	-	10	19	29	-	-	-
Clara	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	8	8	-	-	-

	$ 4,006	$ 5,652	$ 9,658	$ 4,293	$ 4,773	$ 9,066	$ 5,630	$ 4,859	$ 10,489

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

Developments over the Last Three Financial Years

Over the course of the past three years and for the period ended November 30, 2006, the Registrant has been engaged in natural resource exploration and development in Canada, Costa Rica, Mexico, and Suriname.  The major events in the development of the Registrant’s business over the last three years are set out below.  Information and details regarding the Registrant’s properties are provided in Item 4.D.

In February 2003, options for 20,000 common shares were granted to a director and have an exercise price of CAD$0.51 per share and an expiry date of February 10, 2008.  Additional stock options were granted in June 2003 to directors, employees and consultants for 1,660,000 common shares at an exercise price of CAD$0.52 per share and expiry dates of June 9, 2008 and June 12, 2008.  In November 2003, stock options for 50,000 shares were granted, and have expiry date of November 10, 2005 and an exercise price of CAD$1.05.

Canarc Resource Corp.

Form 20-F

In March 2003, the Registrant closed a private placement for 1,250,000 units at CAD$0.52 per unit for total proceeds of CAD$650,000.  Each unit consisted of one common share and one-half share purchase warrant.  One share purchase warrant entitled the holder to purchase one common share at CAD$0.63 for a two-year period.

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

In December 2003, the Registrant closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000;  each unit is comprised of one flow-through common share and one-half share purchase warrant, with each whole warrant exercisable to acquire one common share at CAD$1.25 until December 30, 2005.  These funds were expended in fiscal 2004.

In February 2004, the Registrant granted 600,000 stock options with an exercise price of CAD$1.00 and an expiry date of February 17, 2009.  In September 2004, the Registrant granted 800,000 stock options to directors, which have an exercise price of CAD$0.70 and an expiry date of September 7, 2009.  In October 2004, the Registrant granted 100,000 stock options to a director, which have an exercise price of CAD$0.70 and an expiry date of October 25, 2009.

In July 2004, Minera Aztec entered into two option agreements to acquire up to a 100% interest in two properties in Mexico, namely the Dona Rica and the Mina La Patilla properties.  Exploration expenditures of $69,469 were incurred for these properties which were written off by the end of fiscal 2004.

In October 2004, the Registrant closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500.  A finder’s fee of 60,000 non-flow through common shares was issued.  These funds were expended in fiscal 2004.

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

In June 2005, the Registrant granted 2.1 million stock options with an exercise price of CAD$0.35 and an expiry date of June 30, 2010.  In December 2005, the Registrant granted 295,000 stock options with an exercise price of CAD$0.40 and an expiry date of December 5, 2010.

No equity financings from private placements occurred in fiscal 2005.

In November 2005, the Registrant’s interest in Aztec Metals, the parent company of Minera Aztec, was diluted from 63% to 27% and then further diluted to 19% in March 2006.

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

In March 2006, Aztec Metals, an affiliated company, closed a private placement for 3,675,000 units at CAD$0.30 per unit with each unit comprised of one common share and one-half of a share purchase warrant, which diluted the Registrant’s interest in Aztec from 27% to 19%.

In May 2006, the Registrant transferred its interest in the Sara Kreek property to its partner, Suriname Wylap Development Company N.V. (“Wylap Development”), in settlement for repayment of monies which were previously advanced for exploration of the property and a net smelter return for a period of six years.

In late October, 2006, the Registrant announced that it has closed on two private placement financings totaling CA$4.05 million, including CA$3.5 million in flow-through financing for the New Polaris gold project and CA$0.5 million in non-flow-through financing for working capital.  The Registrant issued 4,300,000 flow-through units at CA$0.82 per unit, each unit comprised of one flow-through common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable to acquire one non-flow-through common

Canarc Resource Corp.

Form 20-F

share at an exercise price of CA$1.25 for one year.  The Registrant also issued 700,000 non-flow-through units at CA$0.75 per unit, each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable to acquire one common share at an exercise price of CA$0.95 for one year.  On the flow-through financing, the Registrant paid cash fees totaling CA$208,196 and issued 247,800 broker warrants, each warrant exercisable to purchase one common share at CA$0.82 for a one year period from the date of closing.  For the non-flow-through private placement, The Registrant paid a cash fee of CA$5,850.  All of the securities issued pursuant to the two financings are subject to a four-month hold period expiring February 19, 2007.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

4.D     Property, Plants and Equipment

Description Of Properties

Property Summary Chart (as of December 31, 2005):

Property Name	Location	Maximum¹ % Interest held (or to be earned)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)
New Polaris²	BC, Canada	100%	$3,605,000	$1,229,000
Benzdorp	Suriname	80%	$301,000	$4,423,000
Eskay Creek	BC, Canada	33 - 1/3%	Nil	Nil
Bellavista	Costa Rica	18.3%	Nil	Nil
Sara Kreek [4]	Suriname	80%	$100,000	Nil

¹  Subject to any royalties or other interests as disclosed below.

²  Previously known as “Polaris-Taku”.

3  After recoveries and write-downs.

4  In May 2006, the Registrant transferred its interest in the Sara Kreek property to its partner, Suriname Wylap Development Company N.V. (“Wylap Development”), in settlement for repayment of monies which were previously advanced for exploration of the property and a net smelter return for a period of six years.

Canarc Resource Corp.

Form 20-F

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

Material Mineral Projects

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section and certain related exhibits may use the terms “measured and “indicated resources”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section and certain related exhibits may use the term “inferred resources”.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

The summary that follows in this section has been derived from and is based on the assumptions, qualifications and procedures set out in the Technical Report titled “Report on the 2003 to 2005 Exploration Program On The New Polaris Mine Site, North Western British Columbia” dated October 1, 2006, prepared by John A. McClintock, P.Eng (B.C.), President of the Company (the “New Polaris Technical Report”), the full copy of which is available online at www.sedar.com as filed on November 20, 2006.  The following summary is the executive summary from the New Polaris Technical Report.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

Canarc Resource Corp.

Form 20-F

Summary

New Polaris (formerly Polaris-Taku) is an early Tertiary mesothermal gold mineralized body located in northwestern British Columbia about 100 kilometres south of Atlin, BC and 60 kilometres northeast of Juneau, Alaska. The nearest roads in the area terminated five miles due south of Atlin and 10 kilometres southeast of Juneau. Access at the present time is by aircraft. A short airstrip for light aircraft exists on the property. The gold property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres. All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc Resource Corp. subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. Canarc can reduce this net profit interest to a 10% net profit.

The deposit is composed of three sets of veins (quartz-carbonate stringers in altered rock), the “A-B” veins northwest striking and southwest dipping, the “Y” veins north striking and dipping steeply east and finally the “C” veins east-west striking and dipping to the south to southeast at 65º to vertical. The “C” veins appear to hook around to the north and south into the other two sets of veins so that their junctions form arcs. The gold is refractory and occurs dominantly in finely disseminated arsenopyrite grains that mineralize the altered wallrock and stockwork veins. The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite. The zones of mineralization range from 15 to 250 metres in length and 0.3 to 14 metres in width. The gold values in the veins are remarkable in their continuity and uniformity.

Several consulting groups have estimated a mineral inventory for the property. Gary Giroux of Montgomery Consultants completed the last in 1995 in which he estimated 450,000 tons grading 0.365 oz/ton Au in a probable resource and 2,509,000 tons grading 0.365 oz/ton Au as a possible resource. Under the current guidelines of 43-101, this resource would be categorized as 450,000 tons grading 0.365 oz/ton Au as an indicated resource and 2,509,000 tons grading 0.365 oz/ton Au as an inferred resource.  This resource estimate does not meet the definition requirements of NI 43 – 101 for a resource.

The Author has not done sufficient work to classify them as current reserves or resources and is not treating them as current. These estimates therefore should not be relied upon.

Canarc carried out initial phases of infill drilling in 2003 through 2005 with in the “C” vein system. The purpose of this drilling was to better define the continuity and grade of the vein systems prior to committing to a major infill drilling campaign.

The 2003 and 2004 drilling confirmed the continuity of both the “C” vein system and provides support and justification to complete the in-fill drilling of the “C” vein system.

The objective of the proposed program is to define the grade and tonnes present in the upper portion of the “C” vein. To this end a program of 20,000 metres of drilling in approximately 65 holes is recommended and the cost is estimated at $3.18 million.

Location Map

Canarc Resource Corp.

Form 20-F

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

The summary that follows in this section has been derived from and is based on the assumptions, qualifications and procedures set out in the Technical Report titled “Summary Report on the Benzdorp Project Suriname” dated October 1, 2006, prepared by John A. McClintock, P.Eng. (B.C.), President of the Company (the “Benzdorp Technical Report”), ”), the full copy of which is available online at www.sedar.com as filed on November 20, 2006.  The following summary is the executive summary from the Benzdorp Technical Report.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Benzdorp Technical Report.

Canarc Resource Corp.

Form 20-F

Summary

The 138,000-hectare Benzdorp property is situated in Southeastern Suriname approximately 250 km south-southeast of Paramaribo. Canarc has an option to earn up to 80% in the property by spending US $5 million on exploration and making US$ 300,000 in payments to the Grasshopper Aluminum Company (Grassalco).

Since 1996, Canarc Resource Corp. has spent over US $5 million exploring the Benzdorp property for porphyry gold-copper and shear-hosted vein deposits. Nearly all of the expenditure has been on the Precambrian sequence of mafic to intermediate volcanic and intrusive rocks located in the eastern most part of the property. The work on the property was grid auger sampling, geological mapping, airborne magnetics and radiometric surveys, trenching and diamond drilling. Grid auger sampling has been completed over most of the volcanic package. Trenching and drilling, with the exception of a few holes, were focused on the JQA target.

The JQA target covers an elliptical shaped stock of quartz diorite intruding older andesitic volcanic rocks. The mineralization is dominantly chalcopyrite with lesser pyrite as disseminations and in quartz vein stock work. Gold occurs with the copper mineralization. Tropical weathering of the mineralization resulted in laterization and saprolitization of the upper 30 to 70 metres of the mineralized body. In this part of the mineralization, all of the copper minerals were removed leaving only gold. Based on drilling to date, the average gold grade of the mineralization is 0.45 gpt and 0.13% for copper. The zone is closed off except at depth by drilling and sufficient drilling has been carried out such that more drilling is unlikely to significantly alter the grades. In the writer’s opinion, the size and grade potential of the JQA is insufficient to warrant additional drilling. However, should other mineralized bodies be discovered nearby, the JQA mineralization may contribute to an economic cluster of deposits.

Grid soil sampling has highlighted a number of partially tested and untested gold-in-soil anomalies. These include: the VHA and VHB anomalies on the Van Heemstra grid; an anomaly in the northern part of the Eureka Kreek Grid; and several anomalies on the Pichevin Kreek Grid. The size of these anomalies suggests their sources are likely to be shear-hosted veins and not porphyry gold-copper mineralization. Additionally, other gold anomalies may come out of the 50% of soil samples yet to be analyzed.

It is recommended that exploration continue with the objective of both locating additional low-grade grade gold-copper and high-grade vein-type mineralization in order to identify an economically viable deposit. To this end, exploration should focus both on targets identified by the shallow auger sampling including the VHA and VHB anomalies, JQB, Eureka Kreek and Pichevin Kreek areas as well as any other anomalies that come from analysis of the remaining samples.

Upon receipt of the all of the soil results and interpretation of the geochemical data, it is recommended that a preliminary program of 3,000 m of diamond drilling be completed on the soil anomalies. Cost of this program is estimated at US $497,250.

Canarc Resource Corp.

Form 20-F

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

Sara Kreek, Suriname Property

The Registrant held an 80% interest in the shares of Sara Kreek Resource Corporation N.V., the company which holds the Sara Kreek concession.  In April 2006, the Registrant agreed to transfer all its interest in Sara Kreek Resource Corporation N.V. to Suriname Wylap Development N.V. (“Wylap Development”) in exchange for a cash payment of $400,000 and the greater of $50,000 per year or 1.5% royalty on annual gross production until December 31, 2011 in settlement of any claims, loans and advances owed to the Registrant.

Mexican Properties

Sonia II:

In July 2004, Aztec Metals’ wholly-owned subsidiary, Minera Aztec S.A. de C.V. (“Minera Aztec”), entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $10,000 have been paid.  During fiscal 2004, the Minera Aztec expended $19,303 in exploration related costs on the property.

In November 2005, the Registrant’s interest in Aztec Metals, the parent company of Minera Aztec, was diluted from 63% to 27% and then further diluted to 19% in March 2006.

Clara:

In March 2001, Aztec Metals was granted an option to acquire a 100% interest in two mineral claims located in Mexico known as the “Clara” properties in consideration of incurring exploration expenditures on the property of $500,000, issuing 500,000 shares of Aztec Metals, and paying an aggregate of $185,000 to the optionor over a four year period.  The optionor will retain a 2% net smelter return of which 50% may be purchased by the Registrant for $1,000,000.  The agreement was subject to a due diligence review and the signing of a formal agreement.  In fiscal 2003, Aztec Metals determined not to proceed with the option and wrote off the property.

In November 2005, the Registrant’s interest in Aztec Metals was diluted from 63% to 27% and then further diluted to 19% in March 2006.

Canarc Resource Corp.

Form 20-F

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

Canadian and United States Generally Accepted Accounting Principles:  The audited consolidated financial statements of the Registrant are prepared in accordance with CAD GAAP.  Accounting practices under CAD GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

-

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Registrant is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  Pursuant to the SEC’s Industry Guide 7, an entity can only disclose proven and probable reserves, as defined within the Guide, in its reserve calculations.  As a result, the Company has interpreted U.S. GAAP to require mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination and the Company cannot pass an impairment test made under SFAS 144 for U.S. GAAP purposes.  Accordingly, for all periods presented, the Registrant has expensed all mineral property exploration costs for U.S. GAAP purposes.

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

-

The Company raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For US GAAP purposes, the Company has interpreted SFAS 95 and FRC 203.02 to require that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within financing activities.

Canarc Resource Corp.

Form 20-F

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

-

For CAD GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Pursuant to Staff Accounting Bulletin Topic 5.H, changes in a parent company’s proportionate share of subsidiary’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

The following table contains selected financial information of Canarc’s liquidity:

	December 31,	December 31,
(in $000s)	2005	2004

Cash and cash equivalents	$ 489	$ 715
Working capital	$ 1,201	$ 1,306

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

			Payments Due by Period				Others
		Less than			More than			Number
	Total	1 year	1-3 years	3-5 years	5 years	Amount		of Shares

Benzdorp:
Expenditure commitment	$ -	$ -	$ -	$ -	$ -	$ -		-
On commercial production (1)	-	-	-	-	-	450,000		-

Sara Kreek (2):
On commercial production	-	-	-	-	-	-		200,000

Net Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-		150,000

Total	$ -	$ -	$ -	$ -	$ -	$ 450,000		350,000

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

Canarc Resource Corp.

Form 20-F

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

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary (CAD$) (c)	Bonus (CAD$) (d)	Other Annual Compensation (CAD$)(2) (e)	Securities Under Options/ SARs granted (#) (1) (f)	Restricted Shares or Restricted Share Units (CAD$) (g)	LTIP Payouts (CAD$) (h)	All Other Compensation (CAD$) (i)
Bradford J. Cooke (3) Chief Executive Officer and Director (since January 22, 1987); Chairman (since Jan. 1, 2006);President (from January 22, 1987 to January 1, 2006)	2005 2004 2003	180,000 181,000 120,000	0 0 30,000	8,000 8,000 0	300,000 200,000 500,000	0 0 0	0 0 0	0 0 0
Chris Theodoropoulos Director	2005 2004 2003	0 0 0	0 0 0	8,000 8,000 0	200,000 150,000 200,000	0 0 0	0 0 0	0 0 0
Derek Bullock Director	2005 2004 2003	0 0 0	0 0 0	8,000 8,000 0	200,000 150,000 200,000	0 0 0	0 0 0	0 0 0
Leonard Harris Director	2005 2004 2003	0 0 0	0 0 0	8,000 8,000 0	200,000 150,000 200,000	0 0 0	0 0 0	0 0 0

Canarc Resource Corp.

Form 20-F

William Price Director (since May 31, 2005)	2005 2004 2003	0 n/a n/a	0 n/a n/a	4,667 n/a n/a	200,000 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a
Stephen Macklem Former Director (from September 7, 2004 to May 10, 2005)	2005 2004 2003	0 0 n/a	0 0 n/a	3,333 2,500 n/a	100,000 500,000 (4) n/a	0 0 n/a	0 0 n/a	0 0 n/a
James Moors Vice-President, Exploration	2005 2004 2003	80,000 78,000 36,000	0 0 0	0 0 36,000 (5)	150,000 50,000 50,000	0 0 0	0 0 0	0 0 0
Stewart Lockwood Secretary	2005 2004 2003	0 0 0	0 0 0	0 0 0	100,000 0 100,000	0 0 0	0 0 0	0 0 0
Philip Yee Chief Financial Officer	2005 2004 2003	24,411 37,721 39,000	0 0 0	0 0 9,750 (5)	150,000 50,000 150,000	0 0 0	0 0 0	0 0 0

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

Form 20-F

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2005:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2005 to December 31, 2005

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer and Director (since January 22, 1987); Chairman (since Jan. 1, 2006);President (from January 22, 1987 to January 1, 2006)	June 30, 2005	Common shares	300,000	$0.35	June 30, 2010
Chris Theodoropoulos Director	June 30, 2005	Common shares	200,000	$0.35	June 30, 2010
Derek Bullock Director	June 30, 2005	Common shares	200,000	$0.35	June 30, 2010
Leonard Harris Director	June 30, 2005	Common shares	200,000	$0.35	June 30, 2010
William Price Director (since May 31, 2005)	June 30, 2005	Common shares	200,000	$0.35	June 30, 2010
Stephen Macklem Former Director (resigned May 10, 2005)	June 30, 2005	Common shares	100,000	$0.35	June 30, 2010
James Moors Vice-President, Exploration	June 30, 2005	Common shares	150,000	$0.35	June 30, 2010
Stewart Lockwood Secretary	June 30, 2005	Common shares	100,000	$0.35	June 30, 2010
Philip Yee Chief Financial Officer	June 30, 2005	Common shares	150,000	$0.35	June 30, 2010

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2000 and ending December 31, 2005.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(in term of Canadian dollars)

The graph assumes that the initial value of the investment on the stock exchange in the Registrant’s common shares and in the indice was CAD$100 on the initial date.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)
2001	$0.19	$0.09
2002	$0.60	$0.11
2003	$1.34	$0.35
2004	$1.10	$0.49
2005	$0.62	$0.31
2006	$0.91	$0.59

Quarter	High (CAD$)	Low (CAD$)
2006
4th Quarter	$0.	$0.
3rd Quarter	$0.	$0.
2nd Quarter	$0.	$0.
1st Quarter	$0.88	$0.55
2005
4th Quarter	$0.58	$0.34
3rd Quarter	$0.52	$0.35
2nd Quarter	$0.52	$0.31
1st Quarter	$0.62	$0.49
2004
4th Quarter	$0.70	$0.49
3rd Quarter	$0.93	$0.54
2nd Quarter	$1.10	$0.78
1st Quarter	$1.09	$0.75

Month	High (CAD$)	Low (CAD$)
2006
December	$0.90	$0.75
November	$0.90	$0.79
October	$0.85	$0.70
September	$0.82	$0.67
August	$0.87	$0.64
July	$0.73	$0.61
June	$0.71	$0.59
May	$0.91	$0.59

Canarc Resource Corp.

Form 20-F

April	$0.95	$0.78
March	$0.85	$0.74
February	$0.88	$0.56
January	$0.74	$0.55
2005
December	$0.58	$0.34

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures completed effective December 31, 2005, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure

Canarc Resource Corp.

Form 20-F

that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

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

Canarc Resource Corp.

Form 20-F

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

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

Canarc Resource Corp.

Form 20-F

ITEM 19.     EXHIBITS

Exhibits			Page # in Sequential Numbering System
Exhibit #	Date	Description
1	June 20, 2002	Technical Report on New Polaris Mine Site	Previously submitted and filed
	March 31, 2008	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	79
	March 31, 2008	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	80
12.1	March 31, 2008	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	106
12.2	March 31, 2008	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	106

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of March 31, 2008.

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

DATED at Vancouver, British Columbia, Canada, as of March 31, 2008.

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

DATED at Vancouver, British Columbia, Canada, as of March 31, 2008.

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

/s/     KPMG  LLP

Chartered Accountants

Vancouver, Canada

March 17, 2006

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,	December 31,
	2005	2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 489	$ 715
Marketable securities (Note 3)	899	867
Receivables and prepaids	48	115
	1,436	1,697
NONCURRENT ASSETS
Mineral properties (Note 4)	9,658	9,066
Equipment (Note 5)	10	14
Investment in affiliated company (Note 6)	78	-
	9,746	9,080
	$ 11,182	$ 10,777

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 235	$ 273
Due to related party (Note 8)	-	118
	235	391

NON-CONTROLLING INTEREST IN SUBSIDIARY (Note 6)	-	84

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	49,150	49,234
Contributed surplus (Note 7(b))	1,502	1,088
Deficit	(39,705)	(40,020)
	10,947	10,302
	$ 11,182	$ 10,777

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 7(a)(iii) and 7(c))

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

Chris Theodoropoulos

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2005	2004	2003

Expenses:
Amortization	$ 4	$ 5	$ 7
Corporate development	8	16	31
Employee and director remuneration (Note 8)	137	201	150
Foreign exchange (gain)	(40)	(42)	(177)
General and administrative	317	336	293
Shareholder relations	113	153	138
Share appreciation rights	3	-	-
Stock-based compensation (Note 7(c))	432	639	502
Travel	7	63	68

Income (loss) before the undernoted	(981)	(1,371)	(1,012)

Equity loss from investment in affiliated company	(3)	-	-
Gain on disposition of marketable securities	1,225	667	144
Gain on dilution from long term investment (Note 6)	621	-	-
Future income tax recovery (Note 7(a)(ii))	143	-	-
Investment and other income	2	13	18
Non-controlling interest	22	37	7
Write-down of marketable securities	(2)	(4)	(19)
Write-down of mineral properties	(170)	(3,143)	(14)
Write-off of debt due from affiliated company (Note 6)	(542)	-	-
Write-off of equipment	-	(212)	-

Income (loss) for the year	315	(4,013)	(876)

Deficit, beginning of the year	(40,020)	(36,007)	(35,131)

Deficit, end of the year	$ (39,705)	$ (40,020)	$ (36,007)

Basic and diluted earnings (loss) per share	$ 0.01	$ (0.07)	$ (0.02)

Weighted average number of shares outstanding	58,518,229	55,956,982	49,332,516

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2005	2004	2003

Cash provided from (used for):

Operations:
Income (loss) for the year	$ 315	$ (4,013)	$ (876)
Items not involving cash:
Amortization	4	5	7
Equity loss from investment in affiliated company	3	-	-
Gain on disposition of marketable securities	(1,225)	(667)	(144)
Gain on dilution from long term investment	(621)	-	-
Divestiture of long term investment in affiliated company	(78)	-	-
Future income tax recovery	(143)	-	-
Non-controlling interest	(22)	(37)	(7)
Share appreciation rights	3	-	-
Stock-based compensation	432	639	502
Unrealized currency translation gain	(18)	(66)	(55)
Write-down of marketable securities	2	4	19
Write-down of mineral properties	170	3,143	14
Write-off of debt due from affiliated company (Note 6)	542	-	-
Write-off of equipment	-	212	-
	(636)	(780)	(540)
Changes in non-cash working capital items:
Receivables and prepaids	67	(79)	(10)
Due to/from related parties	(118)	149	(4)
Accounts payable and accrued liabilities	(38)	(65)	307
	(725)	(775)	(247)

Financing:
Issuance of common shares	41	1,253	2,739

Investing:
Proceeds from disposal of marketable securities	2,009	1,245	588
Acquisition of marketable securities	(789)	(1,190)	(217)
Mineral properties, net of recoveries	(762)	(1,720)	(1,155)
Purchase of equipment, net of proceeds of disposition	-	-	(21)
	458	(1,665)	(805)

(Decrease) increase in cash and cash equivalents	(226)	(1,187)	1,687
Cash and cash equivalents, beginning of year	715	1,902	215

Cash and cash equivalents, end of year	$ 489	$ 715	$ 1,902

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

(p)

Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.

Marketable Securities

	2005	2004

Investment in shares of companies, at cost	$ 893	$ 1,081
Unrealized exchange foreign gains (cumulative write-downs)	6	(214)
	$ 899	$ 867

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

4.

Mineral Properties

		2005			2004
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$ 3,605	$ 1,229	$ 4,834	$ 3,605	$ 749	$ 4,354
Eskay Creek (Note 4(a)(ii))	-	-	-	188	14	202

Costa Rica:
Bellavista (Note 4(b))	-	-	-	89	-	89

Suriname:
Sara Kreek (Note 4(c)(i))	100	-	100	100	-	100
Benzdorp (Note 4(c)(ii))	301	4,423	4,724	301	3,983	4,284

Mexico:
Sonia II (Notes 4(d) and 6)	-	-	-	10	19	29
Other	-	-	-	-	8	8

	$ 4,006	$ 5,652	$ 9,658	$ 4,293	$ 4,773	$ 9,066

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

Mineral Properties     (continued)

(e)

Expenditure options:

To maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$ 450	$ -	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

	$ 450	$ -	350,000

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

5.

Equipment

		2005			2004
		Accumulated	Net Book		Accumulated		Net Book
	Cost	Amortization	Value	Cost	Amortization	Write-Off	Value

Mining equipment	$ -	$ -	$ -	$ 177	$ -	$ 177	$ -
Vehicles	-	-	-	15	-	15	-
Office equipment	140	130	10	160	126	20	14

	$ 140	$ 130	$ 10	$ 352	$ 126	$ 212	$ 14

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

The Company’s issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2002	47,159,444	$ 45,125
Issued:
Private placements (Note 7(a)(i))	4,697,500	2,639
Exercise of warrants (Note 7(d))	615,000	92
Exercise of options (Note 7(c))	60,000	9
Exercise of share appreciation rights	526,504	41
Balance at December 31, 2003	53,058,448	47,906
Issued:
Private placements (Note 7(a)(ii))	810,000	372
Exercise of warrants (Note 7(d))	4,090,000	786
Exercise of options (Note 7(c))	360,000	170
Balance at December 31, 2004	58,318,448	49,234
Issued:
Exercise of options (Note 7(c))	220,000	56
Exercise of share appreciation rights	6,667	3
Provision for flow-through shares (Note 7(a)(ii))	-	(143)
Balance at December 31, 2005	58,545,115	$ 49,150

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

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Contributed surplus:

Balance at December 31, 2003	$ 524
Changes during the year:
Exercise of options	(75)
Fair value of stock options recognized	639
Balance at December 31, 2004	1,088
Changes during the year:
Exercise of options	(18)
Fair value of stock options recognized	432
Balance at December 31, 2005	$ 1,502

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

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2005	2004	2003

Fair value of options granted during the year	$0.18	$0.43	$0.29

Risk-free interest rate	2.25%	2.90%	3.49%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	87%	94%	89%
Expected option life in years	4	4	4

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

10.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004	2003

Canadian statutory tax rates	34.12%	35.62%	37.62%

Income tax benefit computed at Canadian statutory rates	$ (108)	$ 1,421	$ 336
Foreign tax rates different from statutory rate	(143)	588	(2)
Temporary differences not recognized in year	(71)	(1,786)	(15)
Permanent differences	330	(209)	(109)
Unrecognized tax losses	(8)	(14)	(210)

	$ -	$ -	$ -

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

The significant components of the Company’s future income tax assets as at December 31, 2005 and 2004 are as follows:

	2005	2004

Future income tax assets:
Non-capital losses carried forward	$ 936	$ 1,318
Capital losses carried forward	27	28
Resource properties	2,356	2,564
Equipment	368	390
	3,687	4,300
Valuation allowance	(3,687)	(4,300)
Future income tax assets, net	$ -	$ -

At December 31, 2005, the Company has non-capital losses for Canadian tax purposes of approximately $2,744,000 which expire on various dates to 2012, and Canadian capital losses of approximately $158,000 which are without expiry.

11.

Supplemental Disclosure with respect to Cash Flows

	2005	2004	2003

Non-cash financing and investing activities:

Settlement of accounts payable with marketable securities	$ -	$ -	$ -
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	3	-	41
Stock options	18	75	1

Supplemental cash flow information:

Income taxes paid	$ -	$ -	$ -
Interest paid	-	-	-

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

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  Pursuant to the Securities and Exchange Commission’s (“SEC”) Industry Guide 7, an entity can only disclose proven and probable reserves, as defined within the Guide, in its reserve calculations.  As a result, the Company has interpreted U.S. GAAP to require mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination and the Company cannot pass an impairment test made under SFAS 144 for U.S. GAAP purposes.  Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for U.S. GAAP purposes.

The Company raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For US GAAP purposes, the Company has interpreted SFAS 95 and FRC 203.02 to require that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within financing activities.  Funds from the issuance of flow-through shares in fiscal 2004 were expended in fiscal 2004.

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

The reconciliation of cash used for operating activities under U.S. GAAP for the year ended December 31, 2005 has been restated to eliminate the dilution gain and future income tax recovery, which have already been adjusted in cash used for operating activities under Canadian GAAP, to reflect that no incremental operating cash flows occurred for U.S. GAAP purposes.

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

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Pursuant to Staff Accounting Bulletin Topic 5.H, changes in a parent company’s proportionate share of subsidiary’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.  Accordingly, the deemed gain on disposition of Aztec Metals, which is an enterprise in the development stage, for Canadian GAAP purposes due to Aztec Metals issuing shares to third parties is recorded as an equity transaction for US GAAP purposes.  As this presentation corrects presentation included in the US GAAP reconciliation note included in the Company’s 2005 consolidated financial statements, the Company has restated its previous reconciliation tables to exclude the gain from the determination of earnings (loss) and included the net impact of the deemed disposition for accounting purposes as an equity transaction for US GAAP purposes.

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

		December 31,
	2005		2004

Assets under Canadian GAAP
	$ 11,182		$ 10,777
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	1,571		1,211
Adjustment for mineral property exploration costs	(5,652)		(4,773)

Assets under U.S. GAAP	$ 7,101		$ 7,215

		December 31,
	2005		2004

Shareholders' equity under Canadian GAAP	$ 10,947		$ 10,302
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	1,571		1,211
Adjustment for mineral property exploration costs	(5,652)		(4,773)

Shareholders' equity under U.S. GAAP	$ 6,866		$ 6,740

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

		Years ended December 31,
	2005	2004	2003
	(Restated)

Income (loss) for the year under Canadian GAAP	$ 315	$ (4,013)	$ (876)

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	360	839	252
Gain on dilution from long term investment	(621)	-	-
Mineral property exploration costs incurred in the year	(920)	(1,631)	(1,141)
Deferred exploration costs included in write-down
of mineral properties	14	1,717	14
Adjustment for future income tax recovery	(143)	-	-

Loss for the year under U.S. GAAP	$ (995)	$ (3,088)	$ (1,751)

Basic and diluted loss per share under U.S. GAAP	$ (0.02)	$ (0.06)	$ (0.04)

Weighted average number of shares outstanding	58,518,229	55,956,982	49,332,516

		Years ended December 31,
	2005	2004	2003
	(Restated)

Cash used for operating activities under Canadian GAAP	$ (633)	$ (775)	$ (247)

Adjustment to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	(920)	(1,631)	(1,141)

Cash used for operating activities under U.S. GAAP	$ (1,553)	$ (2,406)	$ (1,388)

		Years ended December 31,
	2005	2004	2003

Cash provided (used for) from investing activities
under Canadian GAAP	$ 369	$ (1,665)	$ (805)

Adjustments to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	920	1,631	1,141

Cash provided from investing activities under U.S. GAAP	$ 1,289	$ (34)	$ 336

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

		Years ended December 31,
	2005	2004	2003

Cash provided from financing activities
under Canadian GAAP	$ 38	$ 1,253	$ 2,739

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash	-	-	(81)

Cash provided from financing activities under U.S. GAAP	$ 38	$ 1,253	$ 2,658

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

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada March 31, 2008	Bradford Cooke Chairman and Chief Executive Officer

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

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada March 31, 2008		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F