Form 20-F/A
period 2006-12-31
CANARC RESOURCE CORP
filed 2008-04-18
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P:\Clients\1-Sedar\Canarc\20F\2007\Amendment\form20F-2006 AMENDMENT_FEB 21_2008.doc

FORM 20-F/A

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

>

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

Accelerated filer  ☐

Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒

Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

EXPLANATORY NOTE

The Company has restated certain technical disclosure relating to its New Polaris Gold Project and has removed certain estimates of inferred, indicated and measured resources because the Company was unable to verify if the independent third party that had reported on these issues had established a reasonable basis for estimating economic extraction to the range of cutoff grades previously indicated.  See “Material Mineral Projects - New Polaris Gold Project, British Columbia, Canada”

The Company restated its consolidated cash flow statement for the year ended December 31, 2005 to reflect the reconciling account of Aztec Metals Corp. (“Aztec”) used to determine the cash flows of the Company.

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

Consequently in the reconciliation of Canadian and U.S. GAAP, Note 12 to the Consolidated Financial Statements as included the 2006 Form 20-F includes the following restatements for the 2005 comparative figures:

-

loss for 2005 under U.S. GAAP increased from $374,000 to $995,000;

-

loss per share under U.S. GAAP increased from $0.01 to $0.02;  and

-

cash used for operating activities under U.S. GAAP increased from $1,502,000 to $1,553,000

TABLE OF CONTENTS

PART I

7

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

7

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

7

ITEM 3.     KEY INFORMATION

7

3.A      Selected Financial Data

7

3.B     Capitalization and Indebtedness

9

3.C     Reasons for the Offer and Use of Proceeds

9

3.D      Risk Factors

9

ITEM 4.     INFORMATION ON THE COMPANY

18

4.A     History and Development of the Company

19

4.B     Business Overview

23

4.C      Organizational Structure

25

4.D     Property, Plants and Equipment

26

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

37

5.A     Operating Results

39

5.B     Liquidity and Capital Resources

43

5.C     Research and Development, Patents and Licenses, etc.

45

5.D     Trend Information

45

5.E     Off-Balance Sheet Arrangements

45

5.F     Tabular Disclosure of Contractual Obligations

46

5.G     Safe Harbor

47

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

48

6.A     Directors and Senior Management

48

6.B     Compensation

49

6.C     Board Practices

56

6.D     Employees

59

6.E     Share Ownership

59

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

63

7.A     Major Shareholders

63

7.B     Related Party Transactions

64

7.C     Interests of Experts and Counsel

66

ITEM 8.     FINANCIAL INFORMATION

66

8.A     Consolidated Statements and Other Financial Information

66

8.B     Significant Changes

68

ITEM 9.     THE OFFER AND LISTING

68

9.A     Offer and Listing Details

68

9.B     Plan of Distribution

69

9.C     Markets

69

9.D     Selling Shareholders

69

9.E     Dilution

70

9.F     Expenses of the Issue

70

ITEM 10.     ADDITIONAL INFORMATION

70

10.A     Share Capital

70

10.B     Notice of Articles and Articles of Association

70

10.C     Material Contracts

78

10.D     Exchange Controls

78

10.E     Taxation

79

10.F     Dividends and Paying Agents

85

10.G     Statement by Experts

86

10.H     Documents on Display

86

10.I     Subsidiary Information

86

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

86

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

86

PART II

87

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

87

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

87

ITEM 15.     CONTROLS AND PROCEDURES

87

Management’s Report on Internal Control over Financial Reporting

88

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

88

16.A     Audit Committee Financial Expert

89

16.B     Code of Ethics

89

16.C     Principal Accountant Fees and Services

90

16.D     Exemptions from the Listing Standards for Audit Committees

90

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

91

PART III

91

ITEM 17.     FINANCIAL STATEMENTS

91

ITEM 18.     FINANCIAL STATEMENTS

91

ITEM 19.     EXHIBITS

91

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of $15,224,000 in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2006 and are summarized as follows for the past three fiscal years:

		2006			2005			2004
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 6,077	$ 9,682	$ 3,605	$ 1,229	$ 4,834	$ 3,605	$ 749	$ 4,354
Eskay Creek	-	-	-	-	-	-	188	14	202

Costa Rica:
Bellavista	-	-	-	-	-	-	89	-	89

Suriname:
Sara Kreek	-	-	-	100	-	100	100	-	100
Benzdorp	301	5,241	5,542	301	4,423	4,724	301	3,983	4,284

Mexico:
Sonia II	-	-	-	-	-	-	10	19	29
Other	-	-	-	-	-	-	-	8	8

	$ 3,906	$ 11,318	$ 15,224	$ 4,006	$ 5,652	$ 9,658	$ 4,293	$ 4,773	$ 9,066

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

New Polaris Gold Project, British Columbia, Canada

Discovered by prospectors in 1929, the original mine was constructed in 1936 and operated from 1937 to 1942 and again from 1946 to 1951.  A total of 232,000 oz. of gold was produced.  Flotation concentrates were shipped seasonally for refining to the smelter in Tacoma, Washington.  The first barge load in 1951 sank in a storm off the B.C. coast, causing the mine to shut down.  Cominco upgraded the mill in 1952 and used it to process the nearby Tulsequah Chief ores from 1953 to 1957.  New Polaris was then dormant for 30 years until exploration resumed in 1988.  Canarc acquired New Polaris in 1992 and has partially cleaned up the original mill site and infrastructure, which had been previously abandoned.  Canarc constructed a new office complex at the New Polaris mine site and the camp is now capable of supporting 35 people.  The machinery from the mill was removed from the site by previous owners in the 1970's.  No remaining equipment from the mine operation was salvaged as it was all inoperable.  The only original buildings remaining are one large shed (the former machine shop), and 3 small houses.  These existing buildings have been refurbished and serve as both sleeping quarters and the kitchen facility. The former machine shop has also been maintained as a maintenance facility.  Current fixed equipment include 10,000 and 25,000 gallon Terra Tanks, and mobile equipment on the property include a D6 Cat, backhoe, grader, electric Alimak machine, pumping equipment, welding machines and several generators.  The existing underground workings are accessible, although dewatering is required to access those workings below the 50 foot level.  Power to the site is currently supplied by diesel generators.

In 2007, Canarc completed a pre-feasibility program for the New Polaris gold mine project, including dewatering of the underground mine workings, mapping and sampling of the lower mine levels, optimizing metallurgical recoveries, continuing site-related environmental studies, developing a conceptual mine plan and completing a preliminary economic assessment for the project.  No additional work is being carried out at this

Canarc Resource Corp.

Form 20-F

time as the Company is seeking a strategic partner to advance the project to final feasibility and, if positive, to production.

The New Polaris Gold Project consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres. All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc Resource Corp. subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. Canarc can reduce this net profit interest to a 10% net profit.  A Table of the claims is set out below.

Table 1 - LIST OF CLAIMS

Claim Name	Lot No.	Folio #	Claim Name	Lot No.	Folio #
Polaris No.1	6109	4472	Snow	3497	4545
Polaris No.2	6140	5223	Snow #2	3495	5088
Polaris No.3	6141	5223	Snow #3	3494	5495
Polaris No.4	3498	4545	Snow #4	3499	5495
Polaris No.5	6143	5223	Snow #5	6105	4472
Polaris No.6	6144	5223	Snow #8	6107	4472
Polaris No.7	6145	5223	Snow #7	3500	4472
Polaris No.8	6146	5223	Snow #6	6106	4472
Polaris No.9	6147	5223	Snow #9	6108	4472
Polaris No.10	6148	5290	Black Diamond	3491	4472
Polaris No.11	6149	5290	Black Diamond No.3	6030	4944
Polaris No.12 Fr	6150	5290	Blue Bird No.1	5708	4545
Polaris No.13 Fr	6151	5290	Blue Bird No.2	5707	4545
Polaris No.14	6152	5290	Lloyd	6035	5010
Polaris No.15	6153	5290	Lloyd No.2	6036	5010
Silver King No.1	5489	4804	Rand No.1	6039	5010
Silver King No.2	5490	4804	Rand No.2	6040	5010
Silver King No.3	5493	4804	Minto No.2	6033	4944
Silver King No.4	5494	4804	Minto No.3	6034	4944
Silver King No.5	5491	4804	Jumbo No.5	6031	4944
Silver King No.6	5492	4804	Ready Bullion	6032	4944
Silver King No.7	5495	4804	Roy	6042	5088
Silver King No.8	5717	4545	Frances	6041	5010
Sliver Queen No 1	6026	4545	Eve Fraction	6170	5495
Sliver Queen No 2	6027	4545	Eve No.1 Fraction	6171	5495
Sliver Queen No 3	6028	4944	P.T. Fraction	3493	5495
Sliver Queen No 4	6029	4944	Ant Fraction	3492	5088
Silver Strand	6037	5010	Atlin Fraction	3496	5088
Silver Strand No.2	6038	5010	Powder Fraction	6043	5088
F.M Fraction	6044	5088	Jay Fraction	6045	5088
Par Fraction	6154	5290

James Moors, P.Geo, Vice President Exploration is the Qualified Person for the purposes of the foregoing technical disclosure on the New Polaris Gold Project.  The information in the following summary on the New Polaris Gold Project has been derived in part from and is partially based on the assumptions, qualifications and procedures set out in the Technical Report titled “Resource Potential, New Polaris Project” (the “New Polaris

Canarc Resource Corp.

Form 20-F

Technical Report”) dated March 14, 2007 and prepared by R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, who are independent Qualified Persons as defined by National Instrument 43-101 (“NI 43-101”) and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge.

The following extracted from, or are accurate paraphrasings of, the executive summary, or other sections as indicated from the New Polaris Technical Report, the full copy of which is available online at www.sedar.com as filed on March 16, 2007.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

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

Canarc Resource Corp.

Form 20-F

Sample Method and Approach, Sample Preparation, Analyses and Security, and Data Verification

Sampling of the vein was done by a wire line diamond drills using NQ-size rods.  Drill collar locations were surveyed in by total station surveying method. Drilling azimuth and dip were set using a brunton compass and clinometer.  Routine down hole measurements of azimuth and dip were not done on the three holes drilled in 2003 and prior. In 2004, three different down hole survey systems were tried before settling on a Reflex system. The Reflex system was also used in 2005. The down hole surveying was operated by the Hytech’s drill crew.  This information was entered into a GEMCOM program to plot the location of the collar and the pierce point of the veins.

Core recovery was very good and ranged from the low 90% to nearly 100% and is a fair sampling of the mineralization at the point where the drill hole pierced the vein.

The vein mineralization has well marked contacts with the wall rock. The transition from mineralized to non mineralized rock occurs over a few centimeters. Free gold is extremely rare and to the end of 2005 had not been recognized in core samples. The majority of the gold occurs in arsenopyrite and to a lesser extent in pyrite and stibnite. Because there is no visible gold and the host sulphides are very fine grained and disseminated there is little nugget effect and gold values even over short intervals rarely exceed 1 opt. Out of 4700 samples with greater than .03 opt gold collected from core and the underground workings, only 185 samples had a value greater than 1 opt, the highest being 3.69 opt. For this reason, no cutting of assays has not been done in calculating composites or are there many cases where a composite sample is carried by a single assay.

Determining intervals of core for sampling was done by the geologist during logging of the core. The mineralized vein structures were marked out. Selections of core intervals for sampling were based in the presences of veining and sulphide mineralization particularly arsenopyrite.  Within the defined vein structure sample interval ranged from 1 foot to 5 feet.  Divisions were based on intensity of mineralization and veining.  Sampling of the core for 10s of feet either side of the mineralized vein structures was also done to the point where hydrothermal alteration disappeared.  No sampling of core from the unaltered rock was done.

The core was logged and stored in the camp.  Access to be core was only available to the geologists and the core sampler.  The core was brought from the drill set up to the logging facility by the geologist at the end of each shift.  The core was geologically logged, recoveries calculated and samples marked out in intervals of 0.5 to 1 metre.  The core was handed to the sample cutter who cut it with a diamond saw.  Each sample was individually wrapped in plastic bags for shipment.  The sample intervals were easily identified and correlate well with the drill logs.

The 2006 Quality Assurance, Quality Control program was similar to the previous programs in that samples were collected by employees of Canarc on site and shipped to ALS Chemex in Vancouver. For quality control and quality assurance, core samples were regularly mixed with blanks, duplicates, and standards.  The program in the field was run in an efficient and proper manner following accepted engineering standards.

Mr. Morris, one of the authors, spent two days on the New Polaris property. While on the property, he examined underground workings to confirm the nature of mineralization, dimensions and extent of the vein system.  He also viewed a selection of core from key holes drilled from the early 1990’s to the end of 2006 and compared his observations with those documented in the drill logs. In both the case of the underground workings and the core,

Canarc Resource Corp.

Form 20-F

the author found that his observations confirmed that recorded in logs and sections. He also confirmed that core had been properly cut and stored.  In addition to the site visit, a detailed review of the database was completed. Forty-one drill holes were selected from the C vein area, and the drill logs and assay sheets were compared with the database. Only minor differences were observed between the hard copy material and the database. As well, the input of the database into the modeling program was also checked.  The procedures used in the development of the database follow accepted engineering standards.

Location Map

Benzdorp Property, Suriname

Gold production was first recorded from Benzdorp in the late 1800s when English and Dutch companies exploited the alluvial deposits.  The Jungle Queen dredge produced over 500,000 oz. alone over a 40-year period.  In more recent times, hundreds of illegal small-scale miners typically produce up to 10,000 oz. gold each year by reprocessing the river gravels.  The property is located in southeastern Suriname, 300 km southeast of Parimaribo, the capital city, accessible by charter aircraft to the nearby Tabiki airstrip or by boat up the Marowijne River, then by ATV on the property roads.  Power to the site is currently supplied by diesel

Canarc Resource Corp.

Form 20-F

generators.  The exploration concessions for the Benzdorp property are due to expire in July 2007.  An extension is available at the discretion of the Suriname Minister of Mines and the Company is currently awaiting a decision from them.

In 2007, Canarc completed the geochemical soil and porknokker pit sampling program over the prospective greenstone belt that hosts most of the historic, small scale placer and vein mines and prospects on the property.  The Company ceased all work in June 2007 and applied to the government of Suriname for three year extensions to the concession titles.  These applications are currently being processed by the government and no additional work is planned until such extensions have been received.

James Moors, P.Geo, Vice President Exploration is the Qualified Person for the purposes of the foregoing technical disclosure on the Benzdorp Property.  The information in the following summary on the property has been derived from and is based on the assumptions, qualifications and procedures set out in the Technical Report titled “Summary Report on the Benzdorp Project Suriname” dated March 22, 2007, prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Registrant (the “Benzdorp Technical Report”).

The following extracted from, or are accurate paraphrasings of, the executive summary, or other sections as indicated, from the Benzdorp Technical Report, the full copy of which is available online at www.sedar.com as filed on March 30, 2007.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Benzdorp Technical Report.

Property Description

The property is defined by 4 exploration concessions covering 138,000 hectares. The status of these claims is summarized in the table below. The concessions were granted on July 15, 2000 by The Minister of Natural Resources of Suriname. The boundary of the concessions is defined by latitude and longitude as shown on figure 2. Contained with in concession 764/97, are two alluvial mining rights held by Grassalco.

Concession Name

764/97 (formerly 596)

094/99 (formerly 594)

629/98 (formerly 596)

631/98 (formerly 597)

The Exploration Concessions grant the right for Benzdorp Gold NV to carry out exploration within the area of the concessions. The exploration concessions are convertible to a Mining Concession on or before the expiry date by providing a feasibility study and production schedule. If a feasibility study has not been completed by the expiry date, the Suriname Mining Act allows for the term of the exploration concession to be extended at the discretion of the Mines Minister.  However, there is no guarantee that an extension of the exploration concessions will be granted by the Mines Minister.

The exploration concessions are registered in the name of Benzdorp Gold NV, a company held 60% by Grassalco and 40% by Canarc Resource Corp.

In April 1996, Canarc Resource Corp. entered into an option agreement with Grasshopper Aluminum Company NV (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cash payments of US $750,000 and property expenditures totaling US $5 million over a four year period. In August 2002, Canarc

Canarc Resource Corp.

Form 20-F

Resource Corp. amended its option agreement. Cash prior to commercial production were reduced to US $300,000 and the period to incur exploration expenditures totaling US $5 million was extended to April 2005, which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of US $40,000, which was paid in April 2005. Also, Canarc Resource Corp. will owe Grassalco an additional US $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005. Each year thereafter, Canarc Resource Corp. will owe an additional US $250,000 payable on or before 30 days after the commencement of commercial production. However, if a feasibility study has not been completed by October 6, 2008, then the additional annual cash payments of US $250,000 will increase at that time to US $500,000. These additional cash payments shall be treated as advanced payments against the Grassalco’s shareholder ownership interest - 9 - and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits. In 2004, Canarc Resource Corp. earned a 40% interest in the Benzdorp property. At the end of December 2005, Canarc Resource Corp. notified Grassalco it had met the US $5 million expenditure. Grassalco is currently reviewing the expenditure statement to confirm the US $5 million expenditure was met and therefore an 80% interest was earned.

There are alluvial gold deposits in many of the drainages of the eastern most part of the property. This area is subject to two alluvial mining concessions. Rights to any gold deposit found within 5 metres of surface with in the area of these two mining concessions belong to Grassalco and are excluded from the Grassalco-Canarc Joint Venture. Past and current surface mining created extensive surface disturbances along the creek drainages Canarc Resource Corp.’s responsibility for reclamation on the property is limited to disturbances created by exploration and exploitation of under surface deposits. At the date of this report, with the exception of several bulldozer trenches, there is no reclamation of under surface exploration or exploitation disturbances required.

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

Canarc Resource Corp.

Form 20-F

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

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101.  There are currently no ongoing or proposed exploration or development programs for the properties set out below, other than has been specifically stated.

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

Canarc Resource Corp.

Form 20-F

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

Providencia:

Canarc Resource Corp.

Form 20-F

In March 2007, the Registrant entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Registrant has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Issuer at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  No exploration work is being carried out at this time as the Company is currently seeking to finance these projects without direct equity participation or dilution by the Company.

Los Arrastres:

In February 2007, the Registrant entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Registrant has the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon signing of the option agreement.  In 2007, Canarc completed Phase 1 geological mapping and geochemical sampling programs on the Los Arrastres property.  No additional work is being carried out at this time as the Company is currently seeking to finance these projects without direct equity participation or dilution by the Company.

Santiago:

In May 2007, the Registrant entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration within 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon signing of the option agreement. The exploration strategy for the Santiago claims involved baseline geological and geochemical surveys of the property as there has been no previous work on the property.  In 2007, Canarc completed Phase 1 geological mapping and geochemical sampling programs on the Santiago property.  The necessity for further exploration programs, such as geophysics and diamond drilling, will be formulated based on the results of these initial surveys.   No additional work is being carried out at this time as the Company is currently seeking to finance these projects without direct equity participation or dilution by the Company.

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

Canarc Resource Corp.

Form 20-F

Canadian and United States Generally Accepted Accounting Principles:     The audited consolidated financial statements of the Registrant are prepared in accordance with CAD GAAP.  Accounting practices under CAD GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

-

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Registrant is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  Pursuant to the SEC’s Industry Guide 7, an entity can only disclose proven and probable reserves, as defined within the Guide, in its reserve calculations.  As a result, the Company has interpreted U.S. GAAP to require mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination and the Company cannot pass an impairment test made under SFAS 144 for U.S. GAAP purposes..  Accordingly, for all periods presented, the Registrant has expensed all mineral property exploration costs for U.S. GAAP purposes.

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

-

The Company raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For US GAAP purposes, the Company has interpreted SFAS 94 and FRC 203.02 to require that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within financing activities.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

As at December 31, 2006, Canarc has mineral properties which are comprised of the following:

December 31, 2006
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 6,077	$ 9,682

Suriname:
Benzdorp	301	5,241	5,542

	$ 3,906	$ 11,318	$ 15,224

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

Canarc Resource Corp.

Form 20-F

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

At December 31, 2006, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada) and Suriname, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance
	Royalty Payments	Shares
	(in $000s)
Benzdorp:
On commercial production (i)	$ 450	-

New Polaris:
Net profit interest buyout	-	150,000

	$ 450	150,000

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

Canarc Resource Corp.

Form 20-F

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

The following table contains selected financial information of Canarc’s liquidity:

Canarc Resource Corp.

Form 20-F

		December 31,
(in $000s)	2006		2005

Cash and cash equivalents	$ 2,267		$ 489
Working capital	$ 2,709		$ 1,201

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

Canarc Resource Corp.

Form 20-F

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

			Payments Due by Period				Others
		Less than			More than			Number
	Total	1 year	1-3 years	3-5 years	5 years	Amount		of Shares

Benzdorp:
Expenditure commitment	$ -	$ -	$ -	$ -	$ -	$ -		-
On commercial production (1)	-	-	-	-	-	450,000		-

Net Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-		150,000

Total	$ -	$ -	$ -	$ -	$ -	$ 450,000		150,000

(1)

Paid on or before 30 days after the commencement of commercial production.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Form 20-F

7.C     Interests of Experts and Counsel

Not applicable.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

Not applicable.

10.G     Statement by Experts

Not applicable.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Form 20-F

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

Canarc Resource Corp.

Form 20-F

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 16, 2007, except as to Note 4(d) which is as of March 20, 2007.	97
1.2 Consolidated balance sheets as at December 31, 2006 and 2005 together with the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2006, 2005 and 2004.	98

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

ITEM 19.     EXHIBITS

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description

Canarc Resource Corp.

Form 20-F

1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	107
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	94
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	95
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	123
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	123
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC on June/July 2007
15-2	Summary Report on the Benzdorp Project Suriname (dated March 22, 2007)	Previously filed on Form 6-K with the SEC on June/July 2007

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of March 7, 2008.

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

DATED at Vancouver, British Columbia, Canada, as of March 7, 2008.

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

DATED at Vancouver, British Columbia, Canada, as of March 7, 2008.

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

/s/     KPMG  LLP

Chartered Accountants

Vancouver, Canada

March 16, 2007, except as to Note 4(d) which is as of March 20, 2007.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,	December 31,
	2006	2005

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 2,267	$ 489
Marketable securities (Note 3)	522	899
Receivables and prepaids	105	48
Receivable from disposition of subsidiary - current portion (Note 4(c)(i))	50	-
	2,944	1,436
NONCURRENT ASSETS
Mineral properties (Note 4)	15,224	9,658
Equipment (Note 5)	7	10
Receivable from disposition of subsidiary - long-term portion (Note 4(c)(i))	200	-
Long-term investment (Note 6)	72	78
	15,503	9,746
	$ 18,447	$ 11,182

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 235	$ 235

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	55,629	49,150
Contributed surplus (Note 7(b))	1,855	1,502
Deficit	(39,272)	(39,705)
	18,212	10,947
	$ 18,447	$ 11,182

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 4(d) and 7(c))

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

Leonard Harris

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2006	2005	2004

Expenses:
Amortization	$ 3	$ 4	$ 5
Corporate development	294	8	16
Employee and director remuneration (Note 8)	429	137	201
Foreign exchange gain	(14)	(40)	(42)
General and administrative	337	317	336
Shareholder relations	307	113	153
Share appreciation rights	-	3	-
Stock-based compensation (Note 7(c))	454	432	639
Travel	-	7	63

Loss before the undernoted	(1,810)	(981)	(1,371)

Equity loss from investment in affiliated company	(6)	(3)	-
Gain on disposition of marketable securities	1,598	1,225	667
Gain on dilution from long term investment (Note 6)	-	621	-
Gain from disposition of subsidiary (Note 4(c)(i))	600	-	-
Investment and other income	81	2	13
Non-controlling interest	-	22	37
Write-down of marketable securities	(30)	(2)	(4)
Write-down of mineral properties	-	(170)	(3,143)
Write-off of debt due from affiliated company (Note 6)	-	(542)	-
Write-off of equipment	-	-	(212)

Income (loss) before income tax	433	172	(4,013)

Future income tax recovery (Note 7(a)(i))	-	143	-

Income (loss) for the year	433	315	(4,013)

Deficit, beginning of the year	(39,705)	(40,020)	(36,007)

Deficit, end of the year	$ (39,272)	$ (39,705)	$ (40,020)

Basic and diluted earnings (loss) per share	$ 0.01	$ 0.01	$ (0.07)

Weighted average number of shares outstanding	63,462,293	58,518,229	55,956,982

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2006	2005	2004

Cash provided from (used for):

Operations:
Income (loss) for the year	$ 433	$ 315	$ (4,013)
Items not involving cash:
Amortization	3	4	5
Equity loss from investment in affiliated company	6	3	-
Gain on disposition of marketable securities	(1,598)	(1,225)	(667)
Gain on dilution from long term investment	-	(621)	-
Gain on disposition of subsidiary (Note 4(c)(i))	(600)	-	-
Future income tax recovery	-	(143)	-
Non-controlling interest	-	-	(37)
Share appreciation rights	-	3	-
Stock-based compensation	454	432	639
Unrealized currency translation gain	(9)	(29)	(66)
Write-down of marketable securities	30	2	4
Write-down of mineral properties	-	170	3,143
Write-off of debt due from affiliated company (Note 6)	-	542	-
Write-off of equipment	-	-	212
	(1,281)	(547)	(780)
Changes in non-cash working capital items:
Receivables and prepaids	(57)	67	(79)
Due to/from related parties	-	(118)	149
Accounts payable and accrued liabilities	-	(35)	(65)
	(1,338)	(633)	(775)

Financing:
Issuance of common shares	6,378	38	1,253

Investing:
Proceeds from disposal of marketable securities	2,452	2,009	1,245
Proceeds from disposition of subsidiary	450	-	-
Acquisition of marketable securities	(498)	(789)	(1,190)
Mineral properties, net of recoveries	(5,666)	(851)	(1,720)
	(3,262)	369	(1,665)

Increase (decrease) in cash and cash equivalents	1,778	(226)	(1,187)
Cash and cash equivalents, beginning of year	489	715	1,902

Cash and cash equivalents, end of year	$ 2,267	$ 489	$ 715

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

Canarc Resource Corp.

Form 20-F

3.

Marketable Securities

	2006	2005

Investment in shares of companies, at cost	$ 497	$ 893
Unrealized foreign exchange gains (cumulative write-downs)	25	6
	$ 522	$ 899

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

4.

Mineral Properties

		2006			2005
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$ 3,605	$ 6,077	$ 9,682	$ 3,605	$ 1,229	$ 4,834

Suriname:
Sara Kreek (Note 4(c)(i))	-	-	-	100	-	100
Benzdorp (Note 4(c)(ii))	301	5,241	5,542	301	4,423	4,724

	$ 3,906	$ 11,318	$ 15,224	$ 4,006	$ 5,652	$ 9,658

Canarc Resource Corp.

Form 20-F

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

Mineral Properties     (continued)

(e)

Expenditure options:

As at December 31, 2006, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance
	Royalty Payments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$ 450	-

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	150,000

	$ 450	150,000

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

5.

Equipment

		2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Office equipment	$ 140	$ 133	$ 7	$ 140	$ 130	$ 10

Canarc Resource Corp.

Form 20-F

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

The Company’s issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2003	53,058,448	$ 47,906
Issued:
Private placements (Note 7(a)(i))	810,000	372
Exercise of warrants (Note 7(d))	4,090,000	786
Exercise of options (Note 7(c))	360,000	170
Balance at December 31, 2004	58,318,448	49,234
Issued:
Exercise of options (Note 7(c))	220,000	56
Exercise of share appreciation rights	6,667	3
Provision for flow-through shares (Note 7(a)(i))	-	(143)
Balance at December 31, 2005	58,545,115	49,150
Issued:
Private placements (Note 7(a)(ii))	9,380,361	6,201
Exercise of options (Note 7(c))	545,000	278
Balance at December 31, 2006	68,470,476	$ 55,629

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

7.

Share Capital     (continued)

(b)

Contributed surplus:

Balance at December 31, 2004	$ 1,088
Changes during the year:
Exercise of options	(18)
Fair value of stock options recognized	432
Balance at December 31, 2005	1,502
Changes during the year:
Exercise of options	(101)
Fair value of stock options recognized	454
Balance at December 31, 2006	$ 1,855

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

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2006	2005	2004

Fair value of options granted during the year	$0.30	$0.18	$0.43

Risk-free interest rate	3.32%	2.25%	2.90%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	66%	87%	94%
Expected option life in years	4	4	4

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

10.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005	2004

Canadian statutory tax rates	36.12%	37.12%	38.62%

Income tax benefit (expense)	$ (292)	$ (64)	$ 1,541
Permanent differences	26	350	(241)
Temporary differences	12	(77)	(1,936)
Change in valuation allowance	(140)	-	-
Exchange rate fluctuation	(253)	-	636
Resource and asset pool changes	25	-	-
Change in effective tax rates	622	(66)	-

Income tax (expense) recovery	$ -	$ 143	$ -

The Company’s effective tax rate is different from the statutory tax rate due to non-tax deductible stock-based compensation expense, and non-taxable items such as income tax recovery and gain on dilution of affiliated company, and non-taxable portion of capital gains.

Canarc Resource Corp.

Form 20-F

10.

Income Taxes     (continued)

The significant components of the Company’s future income tax assets as at December 31, 2006 and 2005 are as follows:

	2006	2005

Future income tax assets:
Resource properties	$ 2,156	$ 2,356
Equipment	347	368
Non-capital losses	1,009	936
Capital losses	34	27
Total future income tax assets	3,546	3,687
Valuation allowance	(3,546)	(3,687)
Future income tax assets, net	$ -	$ -

At December 31, 2006, the Company has non-capital losses for Canadian tax purposes of approximately $2,969,000 which expire on various dates to 2013, and Canadian capital losses of approximately $169,000 which are without expiry.

11.

Supplemental Disclosure with respect to Cash Flows

	2006	2005	2004

Non-cash financing and investing activities:

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	$ -	$ 3	$ -
Stock options	101	18	75

Canarc Resource Corp.

Form 20-F

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

The Company raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For US GAP purposes, the Company has interpreted SFAS 94 and FRC 203.02 to require that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within financing activities.

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

The reconciliation of cash used for operating activities under U.S. GAAP for the year ended Decemer 31, 2005 has been restated to eliminate the dilution gain and future income tax recovery, which have already been adjusted in cash used for operating activities under Canadian GAAP, to reflect that no incremental operating cash flows occurred for U.S. GAAP purposes.

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Pursuant to Staff Accounting Bulletin Topic 5.H. changes in a parent company’s proportionate share of subsidiary’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.  Accordingly, the deemed gin on disposition of Aztec Metals, which is an enterprise in the development stage, for Canadian GAAP purposes due to Aztec Metals issuing shares to third parties is recorded as an equity transaction for US GAAP purposes.  As this presentation corrects presentation included in the US GAAP reconciliation note included in the Company’s 2005 consolidated financial statement, the Company has restated its previous reconciliation tables to exclude the gain from the determination of earnings (loss) and included the net impact of the deemed disposition for accounting purposes as an equity transaction for US GAAP purposes.

Canarc Resource Corp.

Form 20-F

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

		December 31,
	2006		2005

Assets under Canadian GAAP
	$ 18,447		$ 11,182
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	837		1,571
Adjustment for mineral property exploration costs	(11,318)		(5,652)

Assets under U.S. GAAP	$ 7,966		$ 7,101

		December 31,
	2006		2005

Shareholders' equity under Canadian GAAP	$ 18,212		$ 10,947
Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	837		1,571
Adjustment for mineral property exploration costs	(11,318)		(5,652)

Shareholders' equity under U.S. GAAP	$ 7,731		$ 6,866

Canarc Resource Corp.

Form 20-F

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

		Years ended December 31,
	2006	2005	2004
		(Restated)

Income (loss) for the year under Canadian GAAP	$ 433	$ 315	$ (4,013)

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	358	360	839
Gain on dilution from long term investment	-	(621)	-
Mineral property exploration costs incurred in the year	(5,666)	(920)	(1,631)
Deferred exploration costs included in write-down
of mineral properties	-	14	1,717
Adjustment for future income tax recovery	-	(143)	-

Loss for the year under U.S. GAAP	$ (4,875)	$ (995)	$ (3,088)

Basic and diluted loss per share under U.S. GAAP	$ (0.08)	$ (0.02)	$ (0.06)

Weighted average number of shares outstanding	63,462,293	58,518,229	55,956,982

		Years ended December 31,
	2006	2005	2004
		(Restated)

Cash used for operating activities under Canadian GAAP	$ (1,338)	$ (633)	$ (775)

Adjustment to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	(5,666)	(920)	(1,631)

Cash used for operating activities under U.S. GAAP	$ (7,004)	$ (1,553)	$ (2,406)

Canarc Resource Corp.

Form 20-F

12.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

		Years ended December 31,
	2006	2005	2004

Cash provided (used for) from investing activities
under Canadian GAAP	$ (3,262)	$ 369	$ (1,665)

Adjustments to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	5,666	920	1,631

Cash provided from investing activities under U.S. GAAP	$ 2,404	$ 1,289	$ (34)

		Years ended December 31,
	2006	2005	2004

Cash provided from financing activities
under Canadian GAAP	$ 6,378	$ 38	$ 1,253

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash	(1,958)	-	-

Cash provided from financing activities under U.S. GAAP	$ 4,420	$ 38	$ 1,253

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

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada March 7, 2008	Bradford Cooke Chairman and Chief Executive Officer

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

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada March 7, 2008		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F