Form 20-F
period 2007-12-31
CANARC RESOURCE CORP
filed 2008-07-15
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2007
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

Philip Yee, Chief Financial Officer, Phone:  (604) 685-9700, Fax:  (604) 685-9744, e-mail:  philip@canarc.net,

Canarc Resource Corp., Suite #301 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  Common Stock, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  71,734,505 common shares as at December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Accelerated filer  ☐

Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued

Other  ☒

by the International Accounting Standards Board

☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☒

Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

TABLE OF CONTENTS

PART I

6

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

6

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.     KEY INFORMATION

6

3.A      Selected Financial Data

6

3.B     Capitalization and Indebtedness

8

3.C     Reasons for the Offer and Use of Proceeds

8

3.D      Risk Factors

8

ITEM 4.     INFORMATION ON THE COMPANY

15

4.A     History and Development of the Company

15

4.B     Business Overview

19

4.C      Organizational Structure

20

4.D     Property, Plants and Equipment

21

ITEM 4A.     UNRESOLVED STAFF COMMENTS

32

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

32

5.A     Operating Results

35

5.B     Liquidity and Capital Resources

40

5.C     Research and Development, Patents and Licenses, etc.

42

5.D     Trend Information

42

5.E     Off-Balance Sheet Arrangements

42

5.F     Tabular Disclosure of Contractual Obligations

43

5.G     Safe Harbor

44

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

45

6.A     Directors and Senior Management

45

6.B     Compensation

47

6.C     Board Practices

53

6.D     Employees

55

6.E     Share Ownership

56

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

59

7.A     Major Shareholders

59

7.B     Related Party Transactions

60

7.C     Interests of Experts and Counsel

61

ITEM 8.     FINANCIAL INFORMATION

61

8.A     Consolidated Statements and Other Financial Information

61

8.B     Significant Changes

62

ITEM 9.     THE OFFER AND LISTING

62

9.A     Offer and Listing Details

62

9.B     Plan of Distribution

64

9.C     Markets

64

9.D     Selling Shareholders

64

9.E     Dilution

64

9.F     Expenses of the Issue

64

ITEM 10.     ADDITIONAL INFORMATION

64

10.A     Share Capital

64

10.B     Notice of Articles and Articles of Association

64

10.C     Material Contracts

70

10.D     Exchange Controls

70

10.E     Taxation

71

10.F     Dividends and Paying Agents

75

10.G     Statement by Experts

75

10.H     Documents on Display

75

10.I     Subsidiary Information

76

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

76

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

76

PART II

77

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

77

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

77

ITEM 15.     CONTROLS AND PROCEDURES

77

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL

ACCOUNTANT FEES AND SERVICES

78

16.A     Audit Committee Financial Expert

78

16.B     Code of Ethics

79

16.C     Principal Accountant Fees and Services

79

16.D     Exemptions from the Listing Standards for Audit Committees

79

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

80

PART III

80

ITEM 17.     FINANCIAL STATEMENTS

80

ITEM 18.     FINANCIAL STATEMENTS

80

ITEM 19.     EXHIBITS

80

CAUTION – FORWARD-LOOKING STATEMENTS

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

•

risks related to the financing needs of our planned operations;

•

risks related to estimates of mineral deposits, resources and reserves;

•

risks related to fluctuations in mineral prices;

•

risks related to the titles of our properties;

•

risks related to competition in the mineral exploration and mining industry;

•

risks related to potential conflicts of interest with our officers and directors;

•

risks related to environmental and regulatory requirements;

•

risks related to foreign currency fluctuations;

•

risks related to our possible status as a passive foreign investment company;

•

risks related to the volatility of our common stock;  and

•

risks related to the possible dilution of our common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled “Risk Factors” and “Information on the Company” of this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this annual report by the foregoing cautionary statements.

Unless the context otherwise requires, all references to “we” or “our” or the “Registrant” or the “Company” or “Canarc” refer to Canarc Resource Corp. and/or its subsidiaries.  All monetary figures are in terms of United States dollars unless otherwise indicated.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

Canarc Resource Corp.

Form 20-F

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the last five fiscal years ended December 31, 2007 (stated in United States dollars) has been derived from Canarc’s audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  A reconciliation of certain material measurement differences in the financial information from that which would be provided if the financial statements were prepared in accordance with U.S. GAAP is provided in Item 8.A and in Note 14 to the audited Consolidated Financial Statements for the year ended December 31, 2007 included in Item 17 of this annual report on Form 20-F.

Canarc Resource Corp.

Form 20-F

		As at and for the years ended December 31
	Selected Financial Information
	(stated in thousands of U.S. dollars, except per share amounts)	2007	2006	2005	2004	2003

(a)	Total revenues:
	Canadian GAAP	1,180	1,679	1,227	680	162
	U.S. GAAP	1,180	1,679	1,227	680	162
(b)	Income (loss) before extraordinary items:
	Total:
	Canadian GAAP	1,515	433	315	(4,013)	(876)
	U.S. GAAP	(4,371)	(4,875)	(995)	(3,088)	(1,751)
	Basic earnings (loss) per share:
	Canadian GAAP	0.02	0.01	0.01	(0.07)	(0.02)
	U.S. GAAP	(0.06)	(0.08)	(0.02)	(0.06)	(0.04)
(c)	Net income (loss):
	Total:
	Canadian GAAP	1,515	433	315	(4,013)	(876)
	U.S. GAAP	(4,371)	(4,875)	(995)	(3,088)	(1,751)
	Basic earnings (loss) per share:
	Canadian GAAP	0.02	0.01	0.01	(0.07)	(0.02)
	U.S. GAAP	(0.06)	(0.08)	(0.02)	(0.06)	(0.04)
	Diluted earnings (loss) per share:
	Canadian GAAP	0.02	0.01	0.01	(0.07)	(0.02)
	U.S. GAAP	(0.06)	(0.08)	(0.02)	(0.06)	(0.04)
(d)	Total assets:
	Canadian GAAP	20,115	18,447	11,182	10,777	12,882
	U.S. GAAP	5,624	7,966	7,101	7,215	8,395
(e)	Total long-term debt (1):
	Canadian GAAP	-	-	-	-	-
	U.S. GAAP	-	-	-	-	-
(f)	Shareholders' equity (net assets):
	Canadian GAAP	19,480	18,212	10,947	10,302	12,423
	U.S. GAAP	4,989	7,731	6,866	6,740	7,936
(g)	Dividends per shares:
	Canadian GAAP	No dividends declared in any of these periods
	U.S. GAAP	No dividends declared in any of these periods
(h)	Shares:
	Diluted number of common shares	80,308,505	79,528,276	65,879,115	66,666,198	64,356,198
	Number of common shares	71,734,505	68,470,476	58,545,115	58,318,448	53,058,448

(1)     The Registrant has no preferred shares.

Canarc has had no long-term debt and has not paid any cash or share dividends over the last five years.

On June 13, 2008, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.0292.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Canarc Resource Corp.

Form 20-F

Month	Year	High (CAD$)	Low (CAD$)
December	2007	1.0250	0.9756
January	2008	1.0369	0.9851
February	2008	1.0199	0.9711
March	2008	1.0295	0.9755
April	2008	1.0328	0.9998
May	2008	1.0245	0.9824

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2003	1.5777	1.2839	1.4009	1.2965
2004	1.4003	1.1746	1.3013	1.2020
2005	1.2734	1.1427	1.2116	1.1630
2006	1.1794	1.0948	1.1342	1.1654
2007	1.1853	0.9170	1.0750	0.9913

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

Canarc Resource Corp.

Form 20-F

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

As noted in its audited consolidated financial statements for the year ended December 31, 2007, the Registrant has incurred significant operating losses and has an accumulated deficit of $37,795,000 at December 31, 2007.  Furthermore, the Registrant has working capital of $590,000 as at December 31, 2007, which is not sufficient to achieve the Registrant’s planned business objectives.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2007 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

Canarc Resource Corp.

Form 20-F

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Registrant may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Registrant not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Registrant’s properties can be mined at a profit.

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

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke and Leonard Harris are Directors of Endeavour Silver Corp. and Aztec Metals Corp., both companies in which the Registrant owned or owns shares.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may

Canarc Resource Corp.

Form 20-F

participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant.  In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

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

Canarc Resource Corp.

Form 20-F

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

Mining involves various types of risks and hazards, including:

•

environmental hazards,

•

power outages,

•

metallurgical and other processing problems,

•

unusual or unexpected geological formations,

•

structural cave-ins or slides,

•

flooding, fire, explosions, cave-ins, landslides and rock-bursts,

•

inability to obtain suitable or adequate machinery, equipment, or labor,

•

metals losses,  and

•

periodic interruptions due to inclement or hazardous weather conditions.

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

Canarc Resource Corp.

Form 20-F

must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.  Item 10.E provides further details.

While we believe we have adequate internal control over financial reporting, we will be required to provide an auditor’s attestation on the effectiveness of our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal controls over financial reporting in this annual report on Form 20-F.  Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

For our annual report on Form 20-F for the fiscal year ended December 31, 2009, such report must also contain a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

While we have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is effective, our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting.  During the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective.  If our auditors are unable to attest that our internal control over financial reporting is effective as of December 31, 2009, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage.  The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

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

At June 13, 2008, Canarc had 71,704,505 common shares and 8,134,000 share purchase options and 1,100,000 warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares.  At June 13, 2008, dilutive securities represented approximately 12.9% of Canarc’s issued shares.  None of these dilutive securities are exercisable at prices below the June 13, 2008 closing market price of CAD$0.24 for Canarc’s shares and, accordingly, will not result in dilution to existing shareholders if exercised on that date.

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

The Registrant is a reporting company in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia.  The Registrant became a reporting issuer under the United States Securities Exchange Act of 1934, as amended, upon filing its registration statement on Form 20-F dated October 9, 1990 with the Securities and Exchange Commission.

Canarc Resource Corp.

Form 20-F

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

-

Benzdorp property in Suriname,

-

Eskay Creek property in British Columbia, Canada,

-

Bellavista property in Costa Rica, and

-

Los Arrastres, Santiago and Santiago Fraction properties in Mexico,

of which the New Polaris and Benzdorp properties could be viewed as the material properties of the Registrant.

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of $18,629,000 in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2007 and are summarized as follows for the past three fiscal years:

		2007			2006			2005
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,582	$ 12,187	$ 3,605	$ 6,077	$ 9,682	$ 3,605	$ 1,229	$ 4,834
Eskay Creek	-	-	-	-	-	-	-	-	-

Costa Rica:
Bellavista	-	-	-	-	-	-	-	-	-

Suriname:
Sara Kreek	-	-	-	-	-	-	100	-	100
Benzdorp	301	5,795	6,096	301	5,241	5,542	301	4,423	4,724

Mexico:
Los Arrastres	125	95	220	-	-	-	-	-	-
Providencia	17	8	25	-	-	-	-	-	-
Santiago	60	34	94	-	-	-	-	-	-
Santiago Fraction	7	-	7	-	-	-	-	-	-

	$ 4,115	$ 14,514	$ 18,629	$ 3,906	$ 11,318	$ 15,224	$ 4,006	$ 5,652	$ 9,658

Further information and details regarding Canarc’s properties are provided in Item 4.D.

For the three-month period ended March 31, 2008, Canarc realized net recoveries of $52,000 for New Polaris from the rental of its camp and facilities and equipment to an unrelated company which has an advanced neighbouring exploration project, and incurred further exploration expenditures of $59,000 for Benzdorp.  In April 2008, Canarc terminated its efforts to enter into a formal agreement for the Providencia property, and wrote-off related exploration expenditures, and the 30,000 shares which were originally issued were returned to treasury.

Developments over the Last Three Financial Years

Canarc Resource Corp.

Form 20-F

Over the course of the past three years ended December 31, 2007, the Registrant has been engaged in natural resource exploration and development in Canada, Costa Rica, Mexico, and Suriname.  The major events in the development of the Registrant’s business over the last three years are set out below.  Information and details regarding the Registrant’s properties are provided in Item 4.D.

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

In October 2006, the Registrant closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  The non-flow through private placement was for 700,000 non-flow through units at CAD$0.75 per unit for gross proceeds of CAD$525,000.  Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007.

In 2006, the Registrant granted the following stock options:

-

50,000 options were granted in February 2006 with an exercise price of CAD$0.67 and an expiry date of February 13, 2008;

Canarc Resource Corp.

Form 20-F

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

Mr. John McClintock was appointed as President of the Registrant as of January 1, 2006.

In March 2006, Aztec Metals closed a private placement for 3,675,000 units at CAD$0.30 per unit with each unit comprised of one common share and one-half of a share purchase warrant, which diluted the Registrant’s interest in Aztec Metals from 27% to 19%.  Thereafter, the Registrant no longer controls nor exerts significant influence over Aztec Metals.

On April 15, 2006, the Registrant entered into a Settlement and Termination Agreement with Suriname Wylap Development Company N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”) to Wylap Development.  The Registrant received a cash payment of $400,000, and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Registrant, of which $50,000 was received in 2006 and 2007.

In February 2007, Mr. Bruce Bried replaced Mr. John McClintock as President and Chief Operating Officer.

In July 2007, the Registrant closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

In 2007, the Registrant entered into option agreements to acquire the Los Arrastres, Providencia, Santiago and Santiago Fraction properties in Mexico.  Further information and details regarding Canarc’s properties are provided in Item 4.D.

In December 2007, the Registrant’s wholly-owned subsidiary, Caza Gold Corp. (“Caza Gold”), received proceeds of CAD$300,000 in demand loans of which CAD$180,000 are from directors and officers of the Registrant.  The loans are repayable on demand and bear an interest rate of 9% per annum.

In November 2007, the Registrant announced plans to spin out its Mexican gold projects under a plan of arrangement.  At the Registrant’s Special General Meeting held on April 29, 2008, shareholders approved the special resolution for the distribution of approximately 83% of the Registrant’s interest in its wholly-owned subsidiary, Caza Gold, to the shareholders of the Registrant under a plan of arrangement.  The special resolution was:  (1) to transfer the Registrant’s wholly-owned Mexican subsidiary which holds the rights to the Mexican gold exploration properties to Caza Gold in return for approximately 14.4 million shares of Caza Gold, and (2) to distribute approximately 12 million Caza Gold shares held by the Registrant to the Registrant’s shareholders.  Upon completion of the plan of arrangement, shareholders of the Registrant will continue to hold shares of the Registrant and will receive, by way of a dividend in kind, one share of Caza Gold for every six shares of the Registrant held by shareholders as of the dividend record date.  On May 12, 2008, court approval for the plan of arrangement was received, and then on June 25, 2008, regulatory approval was received.

In 2007, the Registrant granted the following stock options:

-

325,000 options were granted in January 2007 with an exercise price of CAD$0.74 and an expiry date of January 26, 2012;

-

1,115,000 options were granted in June 2007 with an exercise price of CAD$0.54 and an expiry date of June 15, 2012;  and

-

750,000 options were granted in September 2007 with an exercise price of CAD$0.46 and an expiry date of September 26, 2012.

In May 2008, the Registrant granted 1.8 million stock options with an exercise price of CAD$0.29 and an expiry date of May 15, 2013.

In June 2008, Mr. Garry Biles replaced Mr. Bruce Bried as President and Chief Operating Officer, and Mr. Bruce Bried was nominated to the Board of the Directors of the Registrant.

Canarc Resource Corp.

Form 20-F

4.B     Business Overview

Nature of operations and principal activities

The Registrant’s principal business activities are the acquisition, exploration and development of mineral resource properties.  The Registrant is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain reserves.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of the Registrant to arrange appropriate financing to complete further work on its properties, confirmation of the Registrant’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on the Registrant’s properties or proceeds from the disposition thereof.  The Registrant has incurred significant operating losses and currently has no significant source of revenue.  The Registrant has financed its activities principally by the issuance of equity securities.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations to fund its operations.

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

Canarc Resource Corp.

Form 20-F

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

Trends

Gold prices continued to show strength as the cumulative annual average increased from $445 in fiscal 2005 to $603 in fiscal 2006 and $695 in 2007, closing at $866 on June 13, 2008.  Gold prices achieved new highs in each of the past several years.  In late 2005, prices reached a high of $537, then $725 in May 2006 and $841 in November 2007 before reaching a high of $1,011 in March 2008.  Not only has this trend made the gold mining business more profitable, it has attracted investors into the gold equities, driving up the share prices of gold companies and providing a market for capital financing to the gold industry.

During the same period from January 2005 to December 2007, the closing monthly market price for the Registrant’s shares decreased from CAD$0.56 to CAD$0.43 – a decrease of 23%, and reached a high of CAD$0.95 in April 2006.  In May 2008, the closing monthly market share price was CAD$0.29.  Management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc’s gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices.

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

4.C      Organizational Structure

The Registrant carries on its business in large part through its subsidiaries.  The Registrant has a number of direct or indirect wholly or majority owned subsidiaries of which the active subsidiaries are as follows:

Aztec Metals Corp. (“Aztec Metals”) (formerly, Minera Aztec Silver Corporation, Aztec Silver Corporation, IndoAsia Gold Ltd. and Atec (Barbados) Ltd., name changes on November 22, 2005, January 7, 2000, March 27, 1998 and March 12, 1997) is a company duly incorporated under the Laws of Barbados on February 2, 1996 and continued into the province of British Columbia on January 7, 2000.  Aztec Metals was previously a 63% owned subsidiary of Canarc, which interest was diluted to 27% in November 2005 and then to 19% in March 2006.  As at December 31, 2007, the Registrant had an interest of 17% which was then reduced to 14% by March 31, 2008.

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

Caza Gold Corp. (“Caza Gold”) is a company duly incorporated under the laws of British Columbia on November 15, 2007.  The Registrant owns 100% of the issued and outstanding shares.

Minera Aztec S.A. de C.V. (“Minera Aztec”), a company duly incorporated under the Laws of Mexico on May 28, 1998.  Because Minera Aztec is a wholly-owned subsidiary of Aztec Metals, the Registrant previously held a 63% interest which was diluted to 27% in November 2005 and then to 19% in March 2006 resulting from the Registrant’s dilution in Aztec Metals.  As at December 31, 2007, the Registrant had an interest of 17% which was then reduced to 14% by March 31, 2008.

Minera Canarc de Mexico S.A. de C.V. (“Minera Canarc”), a company duly incorporated under the Laws of Mexico on August 18, 2006.  The Registrant owns 100% of the issued and outstanding shares.

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

4.D     Property, Plants and Equipment

Description Of Properties

Property Summary Chart (as of December 31, 2007):

Canarc Resource Corp.

Form 20-F

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,605,000	$8,582,000	$12,187,000
Benzdorp	Suriname	80.00%	$301,000	$5,795,000	$6,096,000
Eskay Creek	BC, Canada	33.33%	$0	$0	$0
Bellavista	Costa Rica	18.33%	$0	$0	$0
Los Arrastres	Mexico	100.00%	$125,000	$95,000	$220,000
Providencia	Mexico	100.00%	$17,000	$8,000	$25,000
Santiago	Mexico	100.00%	$60,000	$34,000	$94,000
Santiago Fraction	Mexico	75.00%	$7,000	$0	$7,000

¹

Subject to any royalties or other interests as disclosed below.

²

Previously known as “Polaris-Taku”.

3

After recoveries and write-downs.

NOTE:  All references to U.S.$ unless otherwise noted.  See below for further details on each property.  Refer to Note 14 of the consolidated financial statements as of December 31, 2007 as included herein, for disclosure of differences between US GAAP and CAD GAAP.

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

New Polaris Gold Project, British Columbia, Canada

Canarc Resource Corp.

Form 20-F

Discovered by prospectors in 1929, the original mine was constructed in 1936 and operated from 1937 to 1942 and again from 1946 to 1951.  A total of 232,000 oz. of gold was produced.  Flotation concentrates were shipped seasonally for refining to the smelter in Tacoma, Washington.  The first barge load in 1951 sank in a storm off the B.C. coast, causing the mine to shut down.  Cominco upgraded the mill in 1952 and used it to process the nearby Tulsequah Chief ores from 1953 to 1957.  New Polaris was then dormant for 30 years until exploration resumed in 1988.  Canarc acquired New Polaris in 1992 and has partially cleaned up the original mill site and infrastructure, which had been previously abandoned.  Canarc constructed a new office complex at the New Polaris mine site and the camp is now capable of supporting 35 people.  The machinery from the mill was removed from the site by previous owners in the 1970's.  No remaining equipment from the mine operation was salvaged as it was all inoperable.  The only original buildings remaining are one large shed (the former machine shop) and 3 small houses.  These existing buildings have been refurbished and serve as both sleeping quarters and the kitchen facility.  The former machine shop has also been maintained as a maintenance facility.  Current fixed equipment include 10,000 and 25,000 gallon Terra Tanks, and mobile equipment on the property include a D6 Cat, backhoe, grader, electric Alimak machine, pumping equipment, welding machines and several generators.  The existing underground workings are accessible, although dewatering is required to access those workings below the 50 foot level.  Power to the site is currently supplied by diesel generators.

In 2007, Canarc completed a pre-feasibility program for the New Polaris gold mine project, including dewatering of the underground mine workings, mapping and sampling of the lower mine levels, optimizing metallurgical recoveries, continuing site-related environmental studies, developing a conceptual mine plan and completing a preliminary economic assessment for the project.  No additional work is being carried out at this time as Canarc is seeking a strategic partner to advance the project to final feasibility and, if positive, to production.

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

Canarc Resource Corp.

Form 20-F

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

James Moors, P.Geo, Vice President Exploration of the Registrant, is the Qualified Person for the purposes of the foregoing technical disclosure on the New Polaris Gold Project.  The information in the following summary on the New Polaris Gold Project has been derived in part from and is partially based on the assumptions, qualifications and procedures set out in the Technical Report titled “Resource Potential, New Polaris Project” (the “New Polaris Technical Report”) dated March 14, 2007 and prepared by R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, who are independent Qualified Persons as defined by National Instrument 43-101 (“NI 43-101”) and was prepared in compliance with NI 43-101, to the best of the Registrant’s knowledge.

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

The vein mineralization has well marked contacts with the wall rock.  The transition from mineralized to non mineralized rock occurs over a few centimeters.  Free gold is extremely rare and to the end of 2005 had not been recognized in core samples.  The majority of the gold occurs in arsenopyrite and to a lesser extent in pyrite and stibnite.  Because there is no visible gold and the host sulphides are very fine grained and disseminated there is little nugget effect and gold values even over short intervals rarely exceed 1 opt.  Out of 4700 samples with greater than .03 opt gold collected from core and the underground workings, only 185 samples had a value greater than 1 opt, the highest being 3.69 opt.  For this reason, no cutting of assays has been done in calculating composites nor are there many cases where a composite sample is carried by a single assay.

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

Mr. Morris, one of the authors, spent two days on the New Polaris property.  While on the property, he examined underground workings to confirm the nature of mineralization, dimensions and extent of the vein system.  He also viewed a selection of core from key holes drilled from the early 1990’s to the end of 2006 and compared his observations with those documented in the drill logs.  In both the case of the underground workings and the core, the author found that his observations confirmed that recorded in logs and sections.  He also confirmed that core had been properly cut and stored.  In addition to the site visit, a detailed review of the database was completed.  Forty-one drill holes were selected from the C vein area, and the drill logs and assay sheets were compared with the database.  Only minor differences were observed between the hard copy material and the database.  As well, the input of the database into the modeling program was also checked.  The procedures used in the development of the database follow accepted engineering standards.

Location Map

Canarc Resource Corp.

Form 20-F

Preliminary Assessment

In the third quarter of 2007, the Registrant completed a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property.  At a US$650 per oz gold price, the project generates an after-tax net present value (NPV) with an 8% discount rate of CAD$8.3 million and after-tax internal rate of return (IRR) of 11.1%.  Moose Mountain Technical Services (“Moose Mountain”) was commissioned as independent consultants to work with the Registrant’s personnel in developing the conceptual mine plan and mining capital and operating costs;  Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs;  and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  All three consultants contributed to the preliminary assessment for an 80,000 oz per year, high grade, underground gold mine at New Polaris.  Their report entitled “New Polaris Project – Preliminary Assessment” dated October 4, 2007 (“Preliminary Assessment Report”) was prepared in compliance with NI 43-101, to the best of the Registrant’s knowledge.  The Preliminary Assessment Report is available at www.sedar.com.  J.H. (Jim) Gray, P.Eng. of Moose Mountain is the Qualified Person for the Preliminary Assessment Report.

The base case production model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The base case financial parameters are as follows:
Gold Price	US$650 per oz

Canarc Resource Corp.

Form 20-F

Exchange Rate	US$0.90 = CAD$1.00
Capital Cost	CAD$90.5 million
Cash Cost	US$327 per oz (excluding offsites)

Pre-Tax After-Tax
Net Present Value (NPV) (0%)	CAD$60.4 million CAD$40.9 million
NPV (5%)	CAD$32.6 million CAD$18.4 million
NPV (8%)	CAD$20.3 million CAD$8.3 million
NPV (10%)	CAD$13.4 million CAD$2.7 million

Pre-Tax After-Tax
Internal Rate of Return	14.9% 11.1%
Payback Period	3.8 years 4.7 years

The preliminary assessment indicates that the New Polaris base case production model and financial parameters have positive potential and therefore further work was recommended to optimize the project and to complete a feasibility study.  The preliminary assessment is based on resources, not reserves, and a portion of the modeled resources to be mined are in the inferred resource category.  Resources are normally considered too speculative geologically to have economic considerations applied to them so the project does not yet have proven economic viability.

U.S. investors should review the “Cautionary Note to U.S. Investors” at the beginning of this annual report for a discussion of the speculative nature of “resources” and the difference between Canadian and U.S. regulations regarding reporting mineralization estimates.

The CAD$90.5 million capital costs include CAD$19 million to complete a feasibility study, as well as the capital needed to purchase equipment, further develop the mine and construct the plant and site infrastructure.  The US$327 per oz cash cost includes site related costs prior to the shipping and sale of concentrates.  Offsite costs for concentrate transportation and processing are treated as deductions against sales.  The NPVs are life of mine net cash flows shown at various discount rates.  The IRR assumes 100% equity financing.

The Registrant’s management believes that opportunities exist to improve the base case model such as:

-

increasing resources and therefore mine life;

-

increasing gold recoveries and concentrate grades;

-

increasing production to enhance economies of scale;

-

reducing transportation costs;  and

-

reducing offsite processing costs.

The main cost risks include:

-

rising engineering and construction labour and equipment costs due to limited availability;

-

escalating capital costs if there are project delays;

-

rising operating costs due to inflation and commodity shortages;  and

-

fluctuations in US$/CA$ exchange rates.

In 2008, the Registrant continues with its efforts to assess the process alternatives and to refine the economic parameters used in the preliminary assessment.

Benzdorp Property, Suriname

Gold production was first recorded from Benzdorp in the late 1800s when English and Dutch companies exploited the alluvial deposits.  The Jungle Queen dredge produced over 500,000 oz. alone over a 40-year period.  In more recent times, hundreds of illegal small-scale miners typically produce up to 10,000 oz. gold each year by reprocessing the river gravels.  The property is located in southeastern Suriname, 300 km southeast of Parimaribo, the capital city, accessible by charter aircraft to the nearby Tabiki airstrip or

Canarc Resource Corp.

Form 20-F

by boat up the Marowijne River, then by ATV on the property roads.  Power to the site is currently supplied by diesel generators.  The exploration concessions for the Benzdorp property expired in July 2007, and Benzdorp Gold NV, the joint venture company held by Canarc and Grasshopper Aluminum Company NV (“Grassalco”), has exercised its exclusive right to re-apply to the Minister of Natural Resources of Suriname for a three year extension to Canarc’s exploration concessions at Benzdorp.  An extension is available at the discretion of the Suriname Minister of Natural Resources and Canarc is currently awaiting a decision from them.  Canarc continues to have the exclusive right to explore the Benzdorp concessions after the expiry date until there is a decision on the application to extend.

In 2007, Canarc completed the geochemical soil and porknokker pit sampling program over the prospective greenstone belt that hosts most of the historic, small scale placer and vein mines and prospects on the property.  Canarc ceased all work in June 2007 and applied to the government of Suriname for three year extensions to the concession titles.  These applications are currently being processed by the government and no additional work is planned until such extensions have been received.

James Moors, P.Geo, Vice President Exploration of the Registrant, is the Qualified Person for the purposes of the foregoing technical disclosure on the Benzdorp Property.  The information in the following summary on the property has been derived from and is based on the assumptions, qualifications and procedures set out in the Technical Report titled “Summary Report on the Benzdorp Project Suriname” dated March 22, 2008, prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Registrant (the “Benzdorp Technical Report”).

The following extracted from, or are accurate paraphrasings of, the executive summary, or other sections as indicated, from the Benzdorp Technical Report, the full copy of which is available online at www.sedar.com as filed on March 28, 2008.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Benzdorp Technical Report.

Property Description

The property is defined by 4 exploration concessions covering 138,000 hectares.  The status of these claims is summarized in the table below.  The concessions were granted on July 15, 2000 by the Minister of Natural Resources of Suriname.  The boundary of the concessions is defined by latitude and longitude as shown on Figure 2.  Contained within concession 764/97 are two alluvial mining rights held by Grassalco.

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

The exploration concessions are registered in the name of Benzdorp Gold NV, a company held 60% by Grassalco and 40% by Canarc.

In April 1996, Canarc entered into an option agreement with Grassalco to earn up to an 80% interest in the Benzdorp property by making cash payments of US $750,000 and property expenditures totaling US $5 million over a four year period.  In August 2002, Canarc amended its option agreement.  Cash prior to commercial production were reduced to US $300,000 and the period to incur exploration expenditures totaling US $5 million was extended to April 2005, which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of US $40,000, which was paid in April 2005.  Also, Canarc will owe Grassalco an additional US $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  Each year thereafter, Canarc will owe an additional US $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the additional annual cash payments of US $250,000 will increase at that time to US $500,000.  These additional cash payments shall be treated as advanced payments against the Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net

Canarc Resource Corp.

Form 20-F

profit share or net smelter profit from exploiting the deposits.  In 2004, Canarc earned a 40% interest in the Benzdorp property.  By the end of December 2005, Canarc incurred property expenditures in excess of US$5 million.

There are alluvial gold deposits in many of the drainages of the eastern most part of the property.  This area is subject to two alluvial mining concessions.  Rights to any gold deposit found within 5 metres of surface with in the area of these two mining concessions belong to Grassalco and are excluded from the Grassalco-Canarc Joint Venture.  Past and current surface mining created extensive surface disturbances along the creek drainages Canarc’s responsibility for reclamation on the property is limited to disturbances created by exploration and exploitation of under surface deposits.  At the date of this report, with the exception of several bulldozer trenches, there is no reclamation of under surface exploration or exploitation disturbances required.

Summary

The 138,000-hectare Benzdorp property is situated in Southeastern Suriname approximately 250 km south-southeast of Paramaribo.  Canarc has an option to earn up to 80% in the property by spending US $5 million on exploration and making cumulative cash payments of US$ 300,000 to Grassalco.  Applications were filed with the Minister of Natural Resources to re-issue the Concessions for another 3 year term on May 6, 2007 and have yet to be re-issued.  The concessions expired on July 15, 2007.  All exploration work has ceased on the property while the camp is being kept on a care and maintenance basis until the concessions are re-issued.

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

Grid soil sampling has highlighted a number of partially tested and untested gold-in-soil anomalies.  These include:  anomalies on the Van Heemstra grid;  anomalies in the Rufin and Botho grids;  and several anomalies on the Pichevin Grid.  The size of these anomalies suggests their sources are likely to be shear-hosted veins and not porphyry gold-copper mineralization.

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

Exploration should comprise shallow bulldozer trenching of anomalies identified by recent auger sampling, including JQB and Rufin Grid anomalies and further sampling of Poknokker pits in the Eureka Kreek, Rufin Kreek, Pichevin Kreek and Roche Kreek areas.

A preliminary program of 3,000 m of diamond drilling should be completed on these targets once they have been defined and prioritised by the shallow trenching and pit sampling program.  The cost of this drilling program is estimated at US $664,000.

However, it is important to note that no work is recommended prior to a renewal of title on all concessions that comprise the Benzdorp Property.

Canarc Resource Corp.

Form 20-F

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

Bellavista Gold Mine, Costa Rica

The Registrant holds a 5.7% to 20.2% net profit interest in the Bellavista property, located near Miramar, Costa Rica.  Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) owns a 100% working interest in the property, which was an open pit, heap leach, gold mine and which achieved commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.  The Registrant has a net profit interest in Bellavista which entitles the Registrant to 5.67% of the net profits during the first payback period, increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments are repaid.

Canarc Resource Corp.

Form 20-F

Eskay Creek Property, British Columbia, Canada

The Registrant has a one-third carried interest in the Eskay Creek property which is located in the Skeena Mining Division, British Columbia, Canada.  In fiscal 2005, Canarc elected to write-off the associated property costs, but continues to have a one-third carried interest in the Eskay Creek property.

Sara Kreek Property, Suriname

The Registrant previously held an 80% interest in the shares of Sara Kreek Resource, the company which holds the Sara Kreek concession.  In April 2006, the Registrant agreed to transfer all its interest in Sara Kreek Resource to Wylap Development in exchange for a cash payment of $400,000 and the greater of $50,000 per year or 1.5% royalty on annual gross production until December 31, 2011 in settlement of any claims, loans and advances owed to the Registrant.

Mexican Properties

Los Arrastres:

In February 2007, the Registrant entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Registrant has the right to reduce the NSR to 1% by paying $1 million at any time.  In 2007, the Registrant completed Phase 1 geological mapping and geochemical sampling programs on the Los Arrastres property.  Acquisition costs of $150,000 have been paid.

Providencia:

In March 2007, the Registrant entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Registrant has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Registrant at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

In April 2008, the Registrant terminated its efforts to enter into a formal agreement, and the Registrant wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury.

Santiago:

In May 2007, the Registrant entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration within 2 year period.  The vendor will retain a 2% NSR.  Acquisition costs of $120,000 have been paid.

The exploration strategy for the Santiago claims involved baseline geological and geochemical surveys of the property as there has been no previous work on the property.  In 2007, the Registrant completed Phase 1 geological mapping and geochemical sampling programs on the Santiago property.  The necessity for further exploration programs, such as geophysics and diamond drilling, will be formulated based on the results of these initial surveys.  No additional work is being carried out at this time as the Registrant is currently seeking to finance these projects without direct equity participation or dilution by the Registrant.

Santiago Fraction:

Canarc Resource Corp.

Form 20-F

In September 2007, the Registrant entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  The Registrant issued 15,000 common shares at a deemed value of CAD$0.45 per share.

No exploration efforts are currently being carried out as the Registrant is seeking to finance these projects without direct equity participation or dilution by the Registrant.

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

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant’s financial statements are stated in United States dollars and are prepared in accordance with CAD GAAP.  Reference is made to Note 14 of the consolidated financial statements for the year ended December 31, 2007 of the Registrant as included herein for discussion of the material differences between CAD GAAP and U.S. GAAP and their effect on the Registrant’s financial statements.

Canadian and United States Generally Accepted Accounting Principles:     The audited consolidated financial statements of the Registrant are prepared in accordance with CAD GAAP.  Accounting practices under CAD GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

(a)

Unrealized holding gains and losses on marketable securities:

For CAD GAAP prior to fiscal 2007, marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation, such share investments were carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments were carried at the lower of cost plus accrued interest and quoted market value.  For CAD GAAP effective January 1, 2007, the Registrant has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  Under U.S. GAAP, marketable securities then considered trading securities would be recorded at market value with any unrealized gains being recorded in operations for the years ended December 31, 2006 and 2005.  Marketable securities in fiscal 2007 are classified as available-for-sale securities for U.S. GAAP.

(b)

Royalty receivable:

Canarc Resource Corp.

Form 20-F

For CAD GAAP effective January 1, 2007, the Registrant’s royalty receivable from disposition of subsidiary is classified as loans and receivables which is measured at amortized cost and is amortized to interest income using the effective interest rate method.  For U.S. GAAP, the royalty receivable is recorded at the face value of the total expected receipts from the royalties.

(c)

Exploration expenditures for mineral properties:

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Registrant is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  Pursuant to the SEC’s Industry Guide 7, an entity can only disclose proven and probable reserves, as defined within the Guide, in its reserve calculations.  As a result, the Registrant has interpreted U.S. GAAP to require mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination and the Registrant cannot pass an impairment test made under SFAS 144 for U.S. GAAP purposes.  Accordingly, for all periods presented, the Registrant has expensed all mineral property exploration costs for U.S. GAAP purposes.

For CAD GAAP, cash flows relating to mineral property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

(d)

Asset retirement obligations:

The Registrant considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Registrant’s financial statements, based on the current stage of the Registrant’s mineral properties.

(e)

Write-off of equipment and write-down of mineral properties:

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties.

(f)

Divestiture of interests in subsidiaries:

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

(g)

Flow-through equity financing:

The Registrant raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For US GAAP purposes, the Registrant has interpreted SFAS 94 and FRC 203.02 to require that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within financing activities.

For CAD GAAP, a provision is recognized at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Registrant.

For U.S. GAAP, the amount received by the Registrant on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Registrant renounces the qualified expenditures.

Canarc Resource Corp.

Form 20-F

(h)

Unit offerings:

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments.  Under U.S. GAAP, the Registrant is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity classified.  The fair value of the share purchase warrants was determined using the Black-Scholes method.

(i)

Stock-based compensation:

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation".  SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees".  SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  In calculating compensation to be recognized, SFAS 123R requires the Registrant to estimate future forfeitures.  Prior to adoption of SFAS 123R, the Registrant's accounting for stock based compensation for US GAAP purposes was consistent with that used for CAD GAAP.  For CAD GAAP purposes, the Registrant uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by CAD GAAP.

Under U.S. GAAP, employee and director remuneration would include the stock-based compensation expense reported separately for CAD GAAP.

(j)

Comprehensive income:

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130, Comprehensive income.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include items such as unrealized gain or loss and certain foreign currency translation gains and losses.  Under CAD GAAP, comprehensive income is applicable since January 1, 2007.

(k)

Consolidated statement of cash flows:

The Registrant has included a subtotal in cash flows from operating activities.  Under U.S. GAAP, no such subtotal would be disclosed.

(l)

Uncertainty in income taxes:

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Registrant on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Registrant recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Registrant’s consolidated financial position or results of operations.

(m)

Impact of recent United States accounting pronouncements:

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements.  The statement only applies to fair value and is

Canarc Resource Corp.

Form 20-F

effective for fiscal years beginning after November 15, 2007.  The Registrant does not expect the adoption of this Interpretation to have a significant effect on the Registrant’s results of operations or financial position.

(ii)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting.  This statement is effective as of beginning of an entity’s first fiscal year that begins after November 15, 2007.  Retrospective application to fiscal years preceding the effective date is prohibited.  The Registrant does not expect the adoption of the statement to have a significant effect on the Registrant’s results of operations or financial position.

(iii)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions.  This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date.  The Registrant does not expect the adoption of this Interpretation to have a significant effect on the Registrant’s results of operations or financial position.

(iv)

In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

•

all business acquisitions would be measured at fair value;

•

most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration);

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%);

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed.  Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for business combination transactions occurring in periods beginning on or after December 15, 2008. The Registrant does not expect the adoption of this Interpretation to have a significant effect on the Registrant’s results of operations or financial position.

Further details are provided in Note 14 of the audited consolidated financial statements for the year ended December 31, 2007.

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

Canarc Resource Corp.

Form 20-F

The Registrant is not aware of any seasonality in the business that has a material effect upon its financial condition, results of operations or cash flows.  The Registrant is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Fiscal Year 2007 – Year ended December 31, 2007 compared with December 31, 2006

Canarc realized a higher net income of approximately $1.5 million for the year ended December 31, 2007 in comparison to a net income of $433,000 for 2006.  The net income in 2007 was primarily attributable to the future income tax recovery for the renunciation of exploration expenditures from flow-through equity financings in 2006 and the realized gain from the disposition of marketable securities.  The net income in 2006 was attributable to gains realized from the disposition of marketable securities and from the gain from the disposition of Sara Kreek Resource.  A substantial portion of the realized gains from marketable securities for both years was from the disposition of shares of Endeavour Silver Corp. (“Endeavour”), a company with two common directors.  In 2007, Canarc disposed of all its shares of Endeavour.

Canarc has no sources of operating revenues.

The future income tax recovery of approximately $2 million is a provision for the recognition at the date of actual renunciation being March 8, 2007, by a reduction in the amount included in share capital for the flow through shares for the future income taxes related to the deductions foregone by Canarc.  In 2006, Canarc raised flow-through equity financing from three private placements for approximately CAD$7.05 million which were renounced in March 2007.

In 2007, Canarc adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) for the recognition and measurement of financial instruments which were applied prospectively with no restatement of prior period financial statements.  These new standards consist of CICA Handbook Section 3855-Financial Instruments-Recognition and Measurement, Section 3865-Hedging and Section 1530-Comprehensive Income.  The new accounting standards require financial assets designated as held-for-trading and available-for-sale be measured at fair value on initial adoption, while financial assets designated as held to maturity and loans and receivables are measured at amortized cost.  Changes in the fair values of marketable securities which Canarc classifies as available-for-sale financial instruments are recognized in other comprehensive income.  Due to the adoption of the new standards, Canarc’s marketable securities and accumulated other comprehensive income increased by $837,000 on initial adoption.  On adoption of the new standards, Canarc designated the royalty receivable as loans and receivables, and reported an adjustment of $38,000 to opening retained earnings.  Canarc recognized $15,000 from the accretion of royalty receivable.

Canarc did not acquire nor dispose of any marketable securities in the first quarter of 2007.  In the second quarter of 2007, Canarc realized gains of $664,000 from the disposition of marketable securities, and then realized further gains of $460,000 in the third quarter and $28,000 in the fourth quarter of fiscal 2007.  Canarc realized gains of approximately $1.2 million from disposition of marketable securities in fiscal 2007, again primarily from Canarc’s shareholdings of Endeavour.  Proceeds from the disposition of marketable securities supplemented the financing needs for operating activities and working capital.

With the exception of the fourth quarter of 2007, overall operating expenses in 2007 continue to be higher than prior periods in 2006, reflecting the commensurate heightened operating activities of Canarc as management focused greater efforts on the planning, detailing and implementation of the de-watering program and the preliminary assessment for the New Polaris property and the exploration program for the Benzdorp property, which included hiring additional personnel.  Expenses for corporate development reflect active due diligence and property evaluations for Mexico for acquisitions and to identify properties of merit for possible acquisitions.  Expenses for corporate development were higher in 2006 than 2007, in which such efforts in 2006 culminated in the acquisition of Mexican properties in 2007.  Given that certain account balances of Canarc are stated in Canadian dollars, the appreciation of the Canadian dollar relative to the U.S. dollar during fiscal 2007 caused the recognition of foreign exchange gains for US$ stated financial information.  Stock-based compensation results from the granting of stock options was nominally lower in 2007, partly attributable to vesting provisions on certain stock options and due to a lower fair value per option granted.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses.  Operating activities subsided in the fourth quarter of 2007 as Canarc completed its preliminary assessment for the New Polaris property and continued with its efforts for the extension of its exploration concessions for the Benzdorp property.

As at December 31, 2007, Canarc has mineral properties which are comprised of the following:

Canarc Resource Corp.

Form 20-F

	December 31, 2007
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,582	$ 12,187

Suriname:
Benzdorp	301	5,795	6,096

Mexico:
Los Arrastres	125	95	220
Providencia	17	8	25
Santiago	60	34	94
Santiago Fraction	7	-	7

	$ 4,115	$ 14,514	$ 18,629

Expenditures of $2,505,000 were incurred for New Polaris for the year ended December 31, 2007 as Canarc continued with its de-watering program which was financed in part from the proceeds of the flow-through private placement in October 2006.  The de-watering program and preliminary assessment for the property were completed in September 2007.  As for the Benzdorp property, expenditures of $554,000 were incurred during 2007.

Acquisition costs related to Canarc’s Mexican properties totalled $209,000 and exploration expenditures totalled $137,000, all of which were incurred in 2007.

At December 31, 2007, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada), Mexico and Suriname, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.

Form 20-F

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares
	(in $000s)	(in $000s)
Benzdorp:
On commercial production (i)	$ 450	$ -	-

New Polaris:
Net profit interest buyout	-	-	150,000

Los Arrastres
Option payments and expenditure commitments	2,375	1,905	-
Net profit interest reduction	1,000	-	-

Providencia (ii)
Option payments and expenditure commitments	2,000	-	-
Net profit interest reduction	750	-	250,000

Santiago	1,940	166	-

Santiago Fraction	25	1,000	-

	$ 8,540	$ 3,071	400,000

(i)

Payable on or before 30 days after the commencement of commercial production.

(ii)

In April 2008, Canarc terminated its efforts to enter into a formal agreement, and in the first quarter of 2008, Canarc wrote-off related exploration expenditures, and the 30,000 shares which were originally issued were returned to treasury.

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

In 2005, Aztec Metals, previously a subsidiary of Canarc and now only an affiliated company, proceeded with a reorganization involving a change of name, a five-to-one share consolidation, shares-for-debt settlements, and a private placement.  Aztec Metals’ private placement in November 2005 diluted Canarc’s interest from 63% to 27% which was then further diluted to 19% in March 2006 by the closing of another private placement by Aztec Metals.

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

Canarc Resource Corp.

Form 20-F

reserves, the ability of the Registrant to obtain the necessary financing to advance the properties beyond the exploration stage and future profitability of the properties.

Material increases or decreases in the Registrant’s ability to obtain financing are substantially determined by the success or failure of the Registrant’s exploration programs and overall market conditions for smaller exploration companies.

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

Canarc has incurred significant operating losses and has an accumulated deficit of $37,795,000 at December 31, 2007.  Furthermore, Canarc has working capital of $590,000 as at December 31, 2007, which is not sufficient to achieve Canarc’s planned business objectives.  Canarc’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of Canarc to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet Canarc’s liabilities as they become payable.  Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, Canarc will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  Canarc does not expect to realize any operating revenues from its properties in the foreseeable future.

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
(in $000s)	2007	2006

Cash and cash equivalents	$ 633	$ 2,267
Working capital	$ 590	$ 2,709

Ongoing exploration efforts and operating expenses continue to reduce Canarc’s cash resources.

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

In July 2007, Canarc closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share

Canarc Resource Corp.

Form 20-F

purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

Proceeds from the disposition of marketable securities provided another source of cash flows for Canarc in which it realized proceeds of $1.7 million in 2007 and $2.45 million in 2006.  At December 31, 2007, marketable securities had a quoted market value of $16,000.

The flow-through private placements financed the de-watering program in the New Polaris property, and the non-flow-through private placement and proceeds from the disposition of marketable securities financed the operating and working capital needs of Canarc.  The settlement and disposition of Sara Kreek Resource helped finance part of the exploration expenditures for the Benzdorp property.

In March 2006, Aztec Metals closed a private placement for 3,675,000 units at CAD$0.30 per unit with each unit comprised of one common share and one-half of a share purchase warrant, which diluted Canarc’s interest in Aztec Metals from 27% to 19%.  As at December 31, 2007, Canarc’s interest was reduced nominally to 17% and then to 14% by March 31, 2008.

In December 2007, Canarc’s wholly-owned subsidiary, Caza Gold, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum.

Equity financings from the exercise of stock options provided proceeds of CAD$200,500 and CAD$364,700 for fiscal 2006 and 2007, respectively.

As at March 31, 2008, Canarc has cash and cash equivalents of $353,000 and a working capital of $389,000.

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

5.E     Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the year ended December 31, 2007.

Canarc Resource Corp.

Form 20-F

Plan of Arrangement

In November 2007, the Registrant announced plans to spin out its Mexican gold projects under a plan of arrangement.  At the Registrant’s Special General Meeting held on April 29, 2008, shareholders approved the special resolution for the distribution of approximately 83% of the Registrant’s interest in its wholly-owned subsidiary, Caza Gold, to the shareholders of the Registrant under a plan of arrangement.  The special resolution was:  (1) to transfer the Registrant’s wholly-owned Mexican subsidiary which holds the rights to the Mexican gold exploration properties to Caza Gold in return for approximately 14.4 million shares of Caza Gold, and (2) to distribute approximately 12 million Caza Gold shares held by the Registrant to the Registrant’s shareholders.  Upon completion of the plan of arrangement, shareholders of the Registrant will continue to hold shares of the Registrant and will receive, by way of a dividend in kind, one share of Caza Gold for every six shares of the Registrant held by shareholders as of the dividend record date.  On June 25, 2008, regulatory approval for the plan of arrangement was received.

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

5.F     Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Mexico and Suriname, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2007:

Canarc Resource Corp.

Form 20-F

			Payments Due by Period				Others
		Less than			More than			Number
	Total	1 year	1-3 years	3-5 years	5 years	Amount		of Shares

Benzdorp:
On commercial production (1)	$ -	$ -	$ -	$ -	$ -	$ 450,000		-

Net Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-		150,000

Los Arrastres:
Option payments	2,375,000	200,000	2,175,000	-	-	-		-
Expenditure commitments	1,922,003	-	1,922,003	-	-	-		-
Net profit interest reduction	-	-	-	-	-	1,000,000		-

Providencia (2) :
Option payments	2,000,000	180,000	1,820,000	-	-	-		-
Net profit interest reduction	-	-	-	-	-	750,000		250,000

Santiago:
Option payments	1,940,000	60,000	300,000	1,580,000	-	-		-
Expenditure commitments	177,770	-	177,770	-	-	-		-

Santiago Fraction:
Option payments	25,000	25,000	-	-	-	-		-
Expenditure commitments	975,000	25,000	460,000	490,000	-	-		-

Total	$ 9,414,773	$ 490,000	$ 6,854,773	$ 2,070,000	$ -	$ 2,200,000		400,000

(1)

Paid on or before 30 days after the commencement of commercial production.

(2)

In April 2008, Canarc terminated its efforts to enter into a formal agreement, and in the first quarter of 2008 Canarc wrote-off related exploration expenditures, and the 30,000 shares which were originally issued were returned to treasury.

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

Canarc Resource Corp.

Form 20-F

•

risks related to the highly competitive mineral exploration and mining industry;

•

risks related to potential conflicts of interest with our officers and directors;

•

risks related to environmental and regulatory requirements;

•

risks related to foreign currency fluctuations;

•

risks related to the Registrant’s possible status as a passive foreign investment company;

•

risks related to the volatility of the Registrant’s common stock;  and

•

risks related to the possible dilution of our common stock,

as well as other risks and uncertainties detailed in this report and from time to time in the Registrant’s other Securities and Exchange Commission (“SEC”) filings.

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

The directors and senior management of the Registrant as of June 13, 2008 are:

Name and Province/State andCountry of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Registrant and Period of Service
COOKE, Bradford British Columbia, Canada	President of Canarc Resource Corp. (from January 22, 1987 to January 1, 2006)	Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006)
BULLOCK, Derek (2) Ontario, Canada	Mining Consultant	Director (since March 12, 1996)
HARRIS, Leonard (2) Colorado, U.S.A.

Retired;

Director of Sulliden Exploration Inc., Castle Gold Corporation, Golden Arrow Resources Corporation, Solitario Resources Corporation, Cardero Resource Corp., IMA Exploration Inc., Indico Resources Limited, Endeavour Silver, Corp., Alamos Gold Inc. and Aztec Metals Corp.

Director (since June 5, 2001)

Canarc Resource Corp.

Form 20-F

PRICE, William (2) California, U.S.A.

Retired; Chairman of William L. Price Charitable Foundation; Formerly Chairman, CEO and Chief Investment Officer of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC); Formerly Global Equity Chief Investment Officer of Allianz Global Investors AG

Director (since May 31, 2005)
BRIED, Bruce British Columbia, Canada

President and Chief Operating Officer of Canarc Resource Corp.

(from February 15, 2007 to May 31, 2008);

Vice-President, Mining, for Endeavour Silver Corp.

(from March 2005 to February 2007);

General Manager for Kinross Gold USA Inc.

(from January 2004 to February 2005);

Consultant

(from January 2002 to January 2004)

Director (since June 1, 2008)
BILES, Garry British Columbia, Canada

Vice-President, Mining, of Canarc Resource Corp.

(since March 1, 2007 to May 31, 2008);

General Manager of Glencairn Gold Corp.

(from April 2005 to January 2007);

General Manager of Procon Mining & Tunnelling

(from July 2002 to April 2005);

General Manager of Homestake Mining

(from July 1994 to April 2002)

President and Chief Operating Officer (since June 1, 2008)
MOORS, James British Columbia, Canada	Exploration Manager for Canarc Resource Corp. (April 2002 to May 2005); Director of Information for BC Yukon of Mines (1999 to 2002)	Vice-President, Exploration (since June 2005)
LOCKWOOD, Stewart British Columbia, Canada	Barrister & Solicitor, Vector Corporate Finance Lawyers	Secretary (since 1994)
YEE, Philip British Columbia, Canada

Finance Manager and/or Controller for Canarc Resource Corp.

(from May 2003 to June 2005);

Chief Financial Officer, Finance Manager and/or Controller for Endeavour Silver Corp.

(from May 2003 to February 2007);

Controller for Augusta Group

(from 1996 to 2003)

Chief Financial Officer and Vice-President (Finance) (since June 2005)

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

During the fiscal period ended December 31, 2007, the aggregate cash compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$632,749.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2007, 2006 and 2005.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

		Annual Compensation (1)			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year ended Dec. 31 (b)	Salary (CAD$) (c)	Bonus (CAD$) (d)	Other Annual Compensation (CAD$)(2) (e)	Securities Under Options/ SARs granted (#) (1) (f)	Restricted Shares or Restricted Share Units (CAD$) (g)	LTIP Payouts (CAD$) (h)	All Other Compensation (CAD$) (i)
Bradford J. Cooke (3) Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006); Former President (from January 22, 1987 to January 1, 2006)	2007 2006 2005	120,987 99,207 59,385	0 0 0	8,000 8,000 8,000	950,000 175,000 300,000	0 0 0	0 0 0	0 0 0

Canarc Resource Corp.

Form 20-F

Chris Theodoropoulos Former Director (from March 12, 1996 to June 12, 2007)	2007 2006 2005	0 0 0	0 0 0	3,604 8,000 8,000	0 125,000 200,000	0 0 0	0 0 0	0 0 0
Derek Bullock Director	2007 2006 2005	0 0 0	0 0 0	8,000 8,000 8,000	100,000 125,000 200,000	0 0 0	0 0 0	0 0 0
Leonard Harris Director	2007 2006 2005	0 0 0	0 0 0	8,000 8,000 8,000	100,000 125,000 200,000	0 0 0	0 0 0	0 0 0
William Price Director (since May 31, 2005)	2007 2006 2005	0 0 0	0 0 0	8,000 8,000 4,667	100,000 125,000 200,000	0 0 0	0 0 0	0 0 0
Stephen Macklem Former Director (from September 7, 2004 to May 10, 2005)	2007 2006 2005	n/a n/a 0	n/a n/a 0	n/a n/a 3,333	n/a n/a 100,000	n/a n/a 0	n/a n/a 0	n/a n/a 0
Bruce Bried Director (since June 1, 2008) Former President and Chief Operating Officer (from February 15, 2007 to May 31, 2008)	2007 2006 2005	115,926 n/a n/a	0 n/a n/a	0 n/a n/a	225,000 75,000 100,000	0 n/a n/a	0 n/a n/a	0 n/a n/a

Canarc Resource Corp.

Form 20-F

Garry Biles President and Chief Operating Officer (since June 1, 2008) Vice-President, Mining (from March 1, 2007 to May 31, 2008)	2007 2006 2005	121,538 n/a n/a	0 n/a n/a	0 n/a n/a	250,000 n/a n/a	0 n/a n/a	0 n/a n/a	0 n/a n/a
John McClintock Former President (from January 1, 2006 to February 15, 2007)	2007 2006 2005	24,551 180,000 n/a	0 0 n/a	0 0 n/a	0 75,000 250,000	0 0 n/a	0 0 n/a	0 0 n/a
James Moors Vice-President, Exploration	2007 2006 2005	104,110 94,500 80,000	0 0 0	0 0 0	100,000 100,000 150,000	0 0 0	0 0 0	0 0 0
Stewart Lockwood Secretary	2007 2006 2005	0 0 0	0 0 0	0 0 0	50,000 0 100,000	0 0 0	0 0 0	0 0 0
Philip Yee Chief Financial Officer and Vice-President (Finance)	2007 2006 2005	145,637 21,700 24,411	0 0 0	0 0 0	100,000 100,000 150,000	0 0 0	0 0 0	0 0 0

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

Canarc Resource Corp.

Form 20-F

(3)

Salaries for 2005, 2006 and 2007 are net of allocations by Endeavour Silver Corp., which were incurred for Bradford Cooke.  In prior annual reports, salaries were based upon gross amounts.

The following table sets forth information concerning grants of stock options under the Registrant’s Stock Option Plan during the fiscal period ended December 31, 2007 to each director and officer of the Registrant.  No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2007:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2007 to December 31, 2007

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006); President (from January 22, 1987 to January 1, 2006)	June 15, 2007 Sept 26, 2007	Common shares Common shares	200,000 750,000	$0.54 $0.46	June 15, 2012 Sept 26, 2012
Derek Bullock Director	June 15, 2007	Common shares	100,000	$0.54	June 15, 2012
Leonard Harris Director	June 15, 2007	Common shares	100,000	$0.54	June 15, 2012
William Price Director	June 15, 2007	Common shares	100,000	$0.54	June 15, 2012
Bruce Bried Director (since June 1, 2008) Former President and Chief Operating Officer (from February 15, 2007 to May 31, 2008)	Jan 26, 2007 June 15, 2007	Common shares Common shares	125,000 100,000	$0.74 $0.54	Jan 26, 2012 June 15, 2012
Garry Biles President and Chief Operating Officer (since June 1, 2008) Vice-President, Mining (from March 1, 2007 to May 31, 2008)	Jan 26, 2007 June 15, 2007	Common shares Common shares	200,000 50,000	$0.74 $0.54	Jan 26, 2012 June 15, 2012

Canarc Resource Corp.

Form 20-F

James Moors Vice-President, Exploration	June 15, 2007	Common shares	100,000	$0.54	June 15, 2012
Stewart Lockwood Secretary	June 15, 2007	Common shares	50,000	$0.54	June 15, 2012
Philip Yee Chief Financial Officer and Vice-President (Finance)	June 15, 2007	Common shares	100,000	$0.54	June 15, 2012

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2007 fiscal year, share appreciation rights for 152,407 common shares were exercised by option holders who were officers of the Registrant at the time of exercise.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant’s executive compensation program is administered by the board of directors (the “Board”).

Compensation of Directors

Prior to fiscal 2004, the Registrant did not compensate its directors in their capacities as such.  Bradford J. Cooke, the Chief Executive Officer and a Director, receives a cash compensation as consideration for his duties as an operating officer of the Registrant as disclosed in the Summary Compensation Table above.  Previously, all other directors of the Registrant received no cash compensation from the Registrant other than reimbursement for out-of-pocket expenses incurred on behalf of the Registrant.

However at a Board of Directors’ meeting held on June 17, 2004, it was resolved that each director shall earn a remuneration of CAD$2,000 per quarter as compensation in his capacity as a director effective January 1, 2004.

During the fiscal year ended December 31, 2007, the Registrant granted stock options to directors for up to 1,250,000 common shares of which 500,000 options have an exercise price of CAD$0.54 and an expiry date of June 15, 2012 and 750,000 options have an exercise price of CAD$0.46 and an expiry date of September 26, 2012.

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2007 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

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

Canarc Resource Corp.

Form 20-F

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

Other Compensation

For the fiscal period ending December 31, 2007, the Board has an employment agreement with the Registrant’s Chief Executive Officer.  The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Registrant.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years’ salary.

Directors’ and Officers’ Liability Insurance

In fiscal 2007, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.  The policy has a $1,000,000 limit of liability, retentions ranging from $nil to $50,000, and a policy period from October 29, 2007 to October 29, 2008.

Performance Graph

Shareholder Return Performance Graph

Canarc Resource Corp.

Form 20-F

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2002 and ending December 31, 2007.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(based on Canadian Funds)

The graph assumes that the initial value of the investment on the stock exchange in the Registrant’s common shares and in the indice was $100 on the initial date.

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

The Board of Directors

The Board currently consists of five directors, of which four directors (Bruce Bried, Derek Bullock, Leonard Harris and William Price) are currently “independent” in the context of the Policy.  Bradford J. Cooke is not independent because he is the Chief Executive Officer of the Registrant.

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers

Bradford Cooke	Endeavour Silver Corp.
Radius Gold Inc.

Derek Bullock	Absolut Resources Corp.
Iamgold Corporation
Goldcrest Resources Ltd.

Leonard Harris	Sulliden Exploration Inc.

Canarc Resource Corp.

Form 20-F

Castle Gold Corporation
Golden Arrow Resources Corporation
Solitario Resources Corporation
Cardero Resource Corp.
IMA Exploration Inc.
Indico Resources Limited
Endeavour Silver Corp.
Alamos Gold Inc.

William Price	n/a

Bruce Bried	International Montoro Resources Inc.

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

Since January 1, 2007, the Registrant has held board meetings at least quarterly and at which all Board members have attended, either in person or by telephone conference call, during the time in which they were directors of the Registrant.

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

•

identification and management of the principal risks associated with the business of the Registrant;

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

Canarc Resource Corp.

Form 20-F

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

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s Annual Information Form dated March 25, 2008.

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

6.D     Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada, and, with respect to its Central and South American activities, from offices in Barbados, Mexico and Suriname.  As of June 13, 2008, the Registrant had a

Canarc Resource Corp.

Form 20-F

staff of seven part time employees based in Vancouver, BC, Canada, one part time employee based in Mexico, and two employees based in Suriname.

6.E     Share Ownership

As at June 13, 2008, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman, Chief Executive Officer and Director	1,354,980	1.89%	50,000 200,000 750,000 100,000 100,000 50,000 175,000 200,000 750,000 400,000	$0.25 $0.26 $0.27 $1.00 $0.70 $0.35 $0.69 $0.54 $0.46 $0.29	Apr. 20, 2009 Sept. 30, 2009 June 23, 2010 Feb. 17, 2009 Oct. 25, 2009 June 30, 2010 June 29, 2011 June 15, 2012 Sept 26, 2012 May 15, 2013
Derek Bullock Director	5	0.00%	50,000 100,000 125,000 100,000 125,000	$1.00 $0.70 $0.69 $0.54 $0.29	Feb. 17, 2009 Sept. 7, 2009 June 29, 2011 June 15, 2012 May 15, 2013
Leonard Harris Director	210,000	0.29%	50,000 100,000 200,000 125,000 100,000 125,000	$1.00 $0.70 $0.35 $0.69 $0.54 $0.29	Feb. 17, 2009 Sept. 7, 2009 June 30, 2010 June 29, 2011 June 15, 2012 May 15, 2013
William Price Director	5,556,000	7.75%	200,000 125,000 100,000 125,000	$0.35 $0.69 $0.54 $0.29	June 30, 2010 June 29, 2011 June 15, 2012 May 15, 2013
Bruce Bried Director (since June 1, 2008); President and Chief Operating Officer (from February 15, 2007 to May 31, 2008)	150,000	0.21%	75,000 125,000 100,000 125,000	$0.69 $0.74 $0.54 $0.29	June 29, 2011 Jan 26, 2012 June 15, 2012 May 15, 2013

Canarc Resource Corp.

Form 20-F

Garry Biles President and Chief Operating Officer (since June 1, 2008); Vice-President, Mining (from March 1, 2007 to May 31, 2008)	Nil	Nil	200,000 50,000 200,000	$0.74 $0.54 $0.29	Jan 26, 2012 June 15, 2012 May 15, 2013
James Moors Vice-President, Exploration	30,612	0.04%	50,000 150,000 100,000 100,000 175,000	$1.00 $0.35 $0.69 $0.54 $0.29	Feb. 17, 2009 June 30, 2010 June 29, 2011 June 15, 2012 May 15, 2013
Stewart Lockwood Secretary	20,174	0.03%	100,000 50,000 40,000	$0.35 $0.54 $0.29	June 30, 2010 June 15, 2012 May 15, 2013
Philip Yee Chief Financial Officer and Vice-President (Finance)	Nil	Nil	50,000 150,000 100,000 100,000 175,000	$1.00 $0.35 $0.69 $0.54 $0.29	Feb. 17, 2009 June 30, 2010 June 29, 2011 June 15, 2012 May 15, 2013

(1)

As at June 13, 2008, the Registrant had 71,704,505 common shares issued and outstanding.

(2)

Common shares.

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 13, 2008 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

54,000	$0.25	April 20, 1999	April 20, 2009
200,000	$0.26	September 30, 1999	September 30, 2009
750,000	$0.27	June 23, 2000	June 23, 2010
490,000	$1.00	February 17, 2004	February 17, 2009
200,000	$0.70	September 7, 2004	September 7, 2009
100,000	$0.70	October 25, 2004	October 25, 2009
1,140,000	$0.35	June 30, 2005	June 30, 2010

Canarc Resource Corp.

Form 20-F

20,000	$0.40	December 5, 2005	December 5, 2010
1,200,000	$0.69	June 29, 2006	June 29, 2011
325,000	$0.74	January 26, 2007	January 26, 2012
1,105,000	$0.54	June 15, 2007	June 15, 2012
750,000	$0.46	September 26, 2007	September 26, 2012
1,800,000	$0.29	May 15, 2008	May 15, 2013

8,134,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates

1,100,000	$0.65	July 24, 2007	July 24, 2008

1,100,000	TOTAL

Stock Option/Share Incentive Plan

The Registrant’s directors and shareholders have approved a Share Incentive Plan (the “Plan”).  The Plan was approved by the TSX in 1996.  The principal purposes of the Plan are to promote a proprietary interest in the Registrant among its directors, officers and employees; to retain, attract and motivate the qualified managers of the Registrant; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of the Registrant.

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant’s Plan allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 7,074,000 common shares are outstanding as at December 31, 2007, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The purchase price per common share for any option granted under the Plan shall not be less than the 5-day average of the high and low trading prices of the Registrant’s shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant;  and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

Canarc Resource Corp.

Form 20-F

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

As at June 13, 2008, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	CDS & Co. Toronto, Ontario	34,931,906 (3), (4)	48.72%
Common Shares	CEDE & Co. New York, New York, U.S.A.	28,328,990 (3), (4)	39.51%
Common Shares	William Price (5) Redwood City, California, U.S.A.	5,556,000 (6)	7.75%
Common Shares	Officers and Directors as a group	7,321,771 (6)	10.21%

(1)

Common shares.

(2)

As at June 13, 2008, the Registrant had 71,704,505 common shares issued and outstanding.

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

(5)

As at June 13, 2008, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 7.75% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation.  William Price became a director of the Registrant at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of the Registrant.

(6)

William Price was elected to the Board of Directors at the Registrant’s annual general meeting held on May 31, 2005, and as at June 13, 2008, his shareholdings of 5,556,000 common shares are included in the 7,321,771 common shares held by officers and directors as a group.

In August 2002, Prudent Bear Funds Inc. (“Prudent Bear”) participated in the Registrant’s private placement and subscribed to 500,000 units at CAD$0.40 per unit.  Each unit was comprised of one common share and one-half of one non-transferable share

Canarc Resource Corp.

Form 20-F

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

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of May 31, 2008 there were 71,704,505 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 425 registered holders of the Registrant’s common shares resident in the United States (71% of all registered holders) holding 35,343,901 common shares.  This number represents approximately 49% of the total issued and outstanding common shares of the Registrant at that date.

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

7.B     Related Party Transactions

For the fiscal year ended December 31, 2007, the Registrant had transactions with related parties.

General and administrative costs during 2007 include:

-

CAD$Nil (2006 - CAD$38,000 and 2005 - CAD$Nil) of consulting fees charged by a company controlled by a former director of the Registrant;

-

CAD$120,987 (2006 - CAD$99,208 and 2005 - CAD$59,385) of salaries paid to a director;

-

CAD$32,005 (2006 - CAD$55,580 and 2005 - CAD$23,000) in office rent recovered from companies sharing certain common directors;  and

-

CAD$35,273 (2006 - $Nil and 2005 $Nil) in office rent paid to a company sharing certain common directors.

A law firm in which a senior officer is a partner charged fees totalling CAD$106,316 in 2007 (2006 - CAD$159,594 and 2005 – CAD$65,496).  Also, in fiscal 2007, the Registrant paid a total of CAD$35,604 (2006 - CAD$40,000 and 2005 - CAD$40,000) to current and former directors in their capacity as Directors of the Registrant.

Items 4.A, 5.A and 5.B provide further details of transactions with Aztec Metals and Caza Gold.

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

Indebtedness of Directors and Senior Officers

Canarc Resource Corp.

Form 20-F

At any time during the Registrant’s last completed financial year, no director, executive officer or senior officer of the Registrant, proposed management nominee for election as a director of the Registrant or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Registrant or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or any of its subsidiaries, other than routine indebtedness and other than as disclosed in the Registrant’s audited financial statements and in the Form 20-F.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2007 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  Also, certain directors and officers of Canarc Resource Corp. are directors, officers and / or employees of Aztec Metals.  The interests of these companies may differ from time to time.  Items 4.D and 6.C provide further details.

7.C     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

8.A     Consolidated Statements and Other Financial Information

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)

Consolidated Balance Sheets as of December 31, 2007 and 2006;

(b)

Consolidated Statements of Operations and Comprehensive Income for each of the years ended December 31, 2007, 2006, and 2005;

(c)

Consolidated Statements of Shareholders’ Equity for each of the years ended December 31, 2007, 2006, and 2005;

(d)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2007, 2006, and 2005;  and

(e)

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

Canarc Resource Corp.

Form 20-F

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

8.B     Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2007 other than as disclosed in this Form 20-F.

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

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)

2007	$0.83	$0.33
2006	$0.95	$0.55
2005	$0.62	$0.31
2004	$1.10	$0.49
2003	$1.34	$0.35

Quarter	High (CAD$)	Low (CAD$)

2008
1st Quarter	$0.44	$0.23

2007
4th Quarter	$0.54	$0.33
3rd Quarter	$0.61	$0.40
2nd Quarter	$0.78	$0.52
1st Quarter	$0.83	$0.62

2006
4th Quarter	$0.90	$0.70
3rd Quarter	$0.87	$0.61
2nd Quarter	$0.95	$0.59
1st Quarter	$0.88	$0.55

Month	High (CAD$)	Low (CAD$)

2008
May	$0.31	$0.24
April	$0.27	$0.23
March	$0.39	$0.23

Canarc Resource Corp.

Form 20-F

February	$0.38	$0.30
January	$0.44	$0.27
2007
December	$0.42	$0.33

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

10.C     Material Contracts

For the two years immediately preceding May 31, 2008, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F.  For a description of those contracts entered into in the ordinary course of business refer to Items 4.B and 4.D.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or companies, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Registrant does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that the Registrant will not be considered a foreign investment company for the current or any future taxable year.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrant believes that it does not have any material exposure to interest rate risks.  The Registrant does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt.  Item 3.D provides information concerning risk factors.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Canarc Resource Corp.

Form 20-F

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

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

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2007 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance

Canarc Resource Corp.

Form 20-F

with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has identified the following weakness in its internal controls:

In common with many other smaller companies, the Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.  The Registrant shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.  In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting.  Notwithstanding this weakness, management concluded that the financial statements for the year ended December 31, 2007 fairly present the Company’s financial position and the results of its operations for the year then ended.

The Registrant’s independent registered public accounting firm is not required to provide an attestation on management’s report on internal control over financial reporting until the Registrant’s annual report for the fiscal year ended December 31, 2009.  Therefore, this report does not include an attestation report of the Registrant’s independent registered public accounting firm regarding internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

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

Relevant Education and Experience

Derek Bullock - Mr. Bullock has a Masters degree from Queens University and is the past President of Iamgold Corporation.  He has been on the audit committee of Iamgold Corporation and Goldcrest Resources Ltd.

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

Canarc Resource Corp.

Form 20-F

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

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2007 Fiscal Year (CAD$)	2006 Fiscal Year (CAD$)

(a) Audit Fees	$82,000	$80,000

(b) Audit-Related Fees	$9,000	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2008, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2008 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2008, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Canarc Resource Corp.

Form 20-F

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 14, 2008, except as to Note 4(d) which is as of April 29, 2008, Note 13 which is as of June 25, 2008 and Note 14 which is as of July 11, 2008.	86
1.2 Consolidated balance sheets as at December 31, 2007 and 2006 together with the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007, 2006 and 2005.	87

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

ITEM 19.     EXHIBITS

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	121
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	83
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	84
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	122

Canarc Resource Corp.

Form 20-F

13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	122
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC in July 2008
15-2	New Polaris Project, Preliminary Assessment (dated October 4, 2007)	Previously filed on Form 6-K with the SEC on October 12, 2007
15-3	Report on the 2007 Exploration Program on the Los Arrastres Property (dated March 15, 2008)	Previously filed on Form 6-K with the SEC in July 2008
15-4	Summary Report on the Benzdorp Project Suriname (dated March 22, 2008)	Previously filed on Form 6-K with the SEC in July 2008

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of July 11, 2008.

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;  and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information;  and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

DATED at Vancouver, British Columbia, Canada, as of July 11, 2008.

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;  and

5.

The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information;  and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

DATED at Vancouver, British Columbia, Canada, as of July 11, 2008.

/s/

“Philip Yee”

Philip Yee, Chief Financial Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2007, 2006 and 2005

Canarc Resource Corp.

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canarc Resource Corp.

We have audited the accompanying consolidated balance sheets of Canarc Resource Corp. as of December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canarc Resource Corp. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

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

As discussed in Note 2(p) to the consolidated financial statements, the Company changed its method of accounting for certain financial instruments in 2007.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

/s/     KPMG  LLP

Chartered Accountants

Vancouver, Canada

March 14, 2008, except as to Note 4(d) which is as of April 29, 2008, Note 13 which is as of June 25, 2008 and Note 14 which is as of July 11, 2008.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,	December 31,
	2007	2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 633	$ 2,267
Marketable securities (Note 3)	16	522
Receivables and prepaids	526	105
Royalty receivable - current portion (Note 4(c)(i))	50	50
	1,225	2,944
NONCURRENT ASSETS
Mineral properties (Note 4)	18,629	15,224
Equipment (Note 5)	8	7
Royalty receivable - long-term portion (Note 4(c)(i))	127	200
Long-term investment (Note 6)	126	72
	18,890	15,503
	$ 20,115	$ 18,447

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 331	$ 235
Notes payable (Note 8)	304	-
	635	235

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	55,289	55,629
Contributed surplus	2,014	1,855
Accumulated other comprehensive income	(28)	-
Deficit	(37,795)	(39,272)
	19,480	18,212
	$ 20,115	$ 18,447

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 4(d)(i) and (ii), and 13)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

William Price

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Comprehensive Income

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2007	2006	2005

Expenses:
Amortization	$ 2	$ 3	$ 4
Corporate development	65	294	8
Employee and director remuneration (Note 9)	618	429	137
Foreign exchange gain	(198)	(14)	(40)
General and administrative (Note 9)	592	337	324
Shareholder relations	198	307	113
Stock-based compensation (Note 7(b))	442	454	435

Loss before the undernoted	(1,719)	(1,810)	(981)

Equity loss from investment in affiliated company	-	(6)	(3)
Gain on disposition of marketable securities	1,152	1,598	1,225
Gain on dilution from long term investment (Note 6)	-	-	621
Gain from disposition of subsidiary (Note 4(c)(i))	-	600	-
Investment and other income	28	81	2
Accretion of royalty receivable (Note 4(c)(i))	15	-	-
Non-controlling interest	-	-	22
Write-down of marketable securities	-	(30)	(2)
Write-down of mineral properties	-	-	(170)
Write-off of debt due from affiliated company (Note 6)	-	-	(542)

(Loss) income before income tax	(524)	433	172

Future income tax recovery (Note 7(a)(i))	2,039	-	143

Income for the year	1,515	433	315

Other comprehensive income (loss):
Unrealized gain on available-for-sale securities	289	-	-
Realized gain on sale of available-for-sale securities	(1,152)	-	-
Foreign exchange on unrealized gain	68	-	-
Foreign exchange on realized gain	(70)	-	-

Comprehensive income for the year	$ 650	$ 433	$ 315

Basic and diluted earnings per share	$ 0.02	$ 0.01	$ 0.01

Weighted average number of shares outstanding	69,907,839	63,462,293	58,518,229

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars)

	Years ended December 31,
		2007			2006			2005
	Shares		Amount	Shares		Amount	Shares		Amount

Common shares:
Balance, beginning of year	68,470,476		$ 55,629	58,545,115		$ 49,150	58,318,448		$ 49,234
Issued:
Private placement	2,200,000		1,039	9,380,361		6,201	-		-
Property acquisition	45,000		24	-		-	-		-
Exercise of options	830,000		530	545,000		278	220,000		56
Exercise of share appreciation rights	189,029		106	-		-	6,667		3
Provision for flow-through shares (Note 7(a)(i))	-		(2,039)	-		-	-		(143)
Balance, end of year	71,734,505		55,289	68,470,476		55,629	58,545,115		49,150

Contributed surplus:
Balance, beginning of year			1,855			1,502			1,088
Exercise of options			(177)			(101)			(18)
Fair value of stock options recognized			405			454			432
Fair value of share appreciation rights			(69)			-			-
Balance, end of year			2,014			1,855			1,502

Accumulated other comprehensive income:
Balance, beginning of year			-			-			-
Adoption of new accounting policy
for available-for-sale securities (Note 2(p))			837			-			-
Unrealized gain on available-for-sale securities			289			-			-
Realized gain on sale of available-for-sale securities			(1,152)			-			-
Foreign exchange on unrealized gain on available-for-sale securities			68			-			-
Foreign exchange on realized gain on available-for-sale securities			(70)			-			-
Balance, end of year			(28)			-			-

Deficit:
Balance, beginning of year			(39,272)			(39,705)			(40,020)
Adoption of new accounting policy for royalty receivable (Note 2(p))			(38)			-			-
Income for the year			1,515			433			315
Balance, end of year			(37,795)			(39,272)			(39,705)

Total Shareholders' Equity			$ 19,480			$ 18,212			$ 10,947

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2007	2006	2005

Cash provided from (used for):

Operations:
Income for the year	$ 1,515	$ 433	$ 315
Items not involving cash:
Amortization	2	3	4
Equity loss from investment in affiliated company	-	6	3
Gain on disposition of marketable securities	(1,152)	(1,598)	(1,225)
Gain on dilution from long term investment	-	-	(621)
Gain on disposition of subsidiary (Note 4(c)(i))	-	(600)	-
Future income tax recovery	(2,039)	-	(143)
Accretion of royalty receivable (Note 4(c)(i))	(15)	-	-
Stock-based compensation	442	454	435
Unrealized currency translation loss	(47)	(9)	(29)
Write-down of marketable securities	-	30	2
Write-down of mineral properties	-	-	170
Write-off of debt due from affiliated company (Note 6)	-	-	542
	(1,294)	(1,281)	(547)
Changes in non-cash working capital items:
Receivables and prepaids	(106)	(57)	67
Due to/from related parties	-	-	(118)
Accounts payable and accrued liabilities	96	-	(35)
	(1,304)	(1,338)	(633)

Financing:
Issuance of common shares	1,392	6,378	38
Proceeds from notes payable	304	-	-
	1,696	6,378	38

Investing:
Proceeds from disposal of marketable securities	1,690	2,452	2,009
Proceeds from disposition of subsidiary	50	450	-
Acquisition of marketable securities	(13)	(498)	(789)
Mineral properties, net of recoveries	(3,696)	(5,666)	(851)
Equipment	(3)	-	-
Long term investment	(54)	-	-
	(2,026)	(3,262)	369

(Decrease) increase in cash and cash equivalents	(1,634)	1,778	(226)
Cash and cash equivalents, beginning of year	2,267	489	715

Cash and cash equivalents, end of year	$ 633	$ 2,267	$ 489

Supplemental disclosure with respect to cash flows (Note 12).

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

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

The Company has incurred significant operating losses and has an accumulated deficit of $37,795,000 at December 31, 2007.  Furthermore, the Company has working capital of $590,000 as at December 31, 2007, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries and equity investment, all of which are wholly-owned except for:

-

Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), in which the Company previously held an 80% interest but was disposed in April 2006;

-

Aztec Metals Corp. (“Aztec”), in which the Company held a 27% as at December 31, 2005 when its investment was accounted for using the equity method (Note 6), and further diluted its interest to 19% as at December 31, 2006 and then to 17% at December 31, 2007 which investment was accounted for using the cost method;

-

Carib Industries Ltd., in which the Company holds a 78.5% interest, which is consolidated;  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities or other investments as appropriate.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Refer to Note 2(p) for change in accounting policy effective January 1, 2007.

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

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(p)(i).

(g)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 7(b).  The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

The Company has a share appreciation rights plan which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(h)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at December 31, 2007.

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

(j)

Earnings per share:

Basic earnings per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted earnings per share presented is the same as basic earnings per share as the effect of outstanding options and warrants in the earnings per share calculation would be anti-dilutive.

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

Years ended December 31, 2007, 2006 and 2005

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

(n)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.

(o)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIE’s.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

Change in accounting policy:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  The new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements.  This standard requires all financial instruments within its scope, including derivatives, to be included in the Company’s balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories:  held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that does not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

•

Held for trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise;  and

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

Change in accounting policy:     (continued)

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement     (continued)

In accordance with the new standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption.

The Company’s royalty receivable from disposition of subsidiary (Note 4(c)(i)) is classified as loans and receivables.  It is measured at amortized cost and is amortized to interest income using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption.

Its investment in shares of Aztec is classified as available-for-sale but such shares do not have a quoted market price in an active market and is therefore measured at cost.

(ii)

CICA Handbook Section 3865 - Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  Section 3865, "Hedges" specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies:  fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  The Company currently does not have any hedges.

(iii)

CICA Handbook Section 1530 - Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and the account “other comprehensive income” in the statement of operations.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(q)

New Accounting Pronouncements:

(i)

Financial Instruments – Disclosures and Presentation, CICA Handbook Sections 3862 & 3863

The CICA issued Section 3862 on disclosures and Section 3863 on presentation.  The two new CICA sections replace Section 3861 and set out additional financial instruments disclosure requirements while carrying forward unchanged its presentation requirements.  These sections are applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(ii)

Assessing Going Concern, CICA Handbook Section 1400

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual periods beginning on or after January 1, 2008.

(iii)

Capital Disclosures, CICA Handbook Section 1535

CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  This section requires additional disclosures relating to capital management strategies.

The Company will adopt the standards on January 1, 2008, and is evaluating the impact of these new standards on its financial position and results of operations.

The Company does not expect the adoption of the standards to result in any material changes to the Company’s financial statements.

(t)

Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Marketable Securities

	2007	2006

Investment in shares of companies, at cost	$ 44	$ 497
Unrealized foreign exchange (losses) gains	(2)	25
Unrealized loss in market values	(26)	-
	$ 16	$ 522

The quoted market value of shares of companies was $16,000 at December 31, 2007.

As at December 31, 2006, investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At December 31, 2006, these shares had a cost of $367,000, a carrying value of $367,000 and a quoted market value of $1,156,000.  In 2007, the Company disposed all its shareholdings in Endeavour.

4.

Mineral Properties

		2007			2006
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$ 3,605	$ 8,582	$ 12,187	$ 3,605	$ 6,077	$ 9,682

Suriname:
Benzdorp (Note 4(c)(ii))	301	5,795	6,096	301	5,241	5,542

Mexico:
Los Arrastres (Note 4(d)(i))	125	95	220	-	-	-
Providencia (Note 4(d)(ii))	17	8	25	-	-	-
Santiago (Note 4(d)(iii))	60	34	94	-	-	-
Santiago Fraction (Note 4(d)(iv))	7	-	7	-	-	-

	$ 4,115	$ 14,514	$ 18,629	$ 3,906	$ 11,318	$ 15,224

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2007 and 2006 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) the right to earn a 100% working interest in the property calls for pre-production payments which ended in fiscal 2005.  The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments are repaid.

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

On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Wylap Development to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  In 2007, the Company received a royalty of $50,000 (2006 - $50,000).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(i)

Sara Kreek:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at January 1, 2007 and December 31, 2007.

2007

Present value of expected cash flows from royalties as at January 1	$ 212
Add: Accretion for the year	15
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31	177
Less: Current portion of royalty receivable as at December 31	(50)
Long-term portion of royalty receivable as at December 31	$ 127

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

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2007, the Company did not complete a feasibility study.

The Company has earned a 40% interest in the Benzdorp property, and can to exercise its right to increase its interest by making additional option payments (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

The exploration concessions for the Benzdorp property were due to expire in July 2007, and Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, has applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.  An extension is available at the discretion of the Suriname Minister of Natural Resources.  The Company continues to have the exclusive right to explore the Benzdorp concessions after the expiry date until there is a decision on the application to extend.

(d)

Mexico:

(i)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Company has the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(ii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a deemed value of CAD$0.63 per share.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Company has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury.

(iii)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.

(iv)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  The Company issued 15,000 common shares at a deemed value of CAD$0.45 per share.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

As at December 31, 2007, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$ 450	$ -	-

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

Los Arrastres (Note 4(d)(i))
Option payments and expenditure commitments	2,375	1,905	-
Net profit interest reduction or buydown	1,000	-	-

Providencia (Note 4(d)(ii)) (ii)
Option payments and expenditure commitments	2,000	-	-
Net profit interest reduction or buydown	750	-	250,000

Santiago (Note 4(d)(iii))	1,940	166	-

Santiago Fraction (Note 4(d)(iv))	25	1,000	-

	$ 8,540	$ 3,071	400,000

 (i)

Payable on or before 30 days after the commencement of commercial production.

(ii)

In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury.

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

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Equipment

		2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Equipment	$ 143	$ 135	$ 8	$ 140	$ 133	$ 7

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

In May 2007, the Company exercised its warrants for 500,000 common shares of Aztec at an exercise price of CAD$0.12.  As at December 31, 2007, the Company has an interest of 17% in Aztec.

7.

Share Capital

(a)

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

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

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

(i)

In March 2007, the Company renounced CAD$7 million in exploration expenditures from the proceeds of the flow-through private placements in 2006, resulting in an income tax recovery of approximately $2 million.

In July 2007, the Company closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

The Company issued 45,000 common shares for property acquisitions (Notes 4(d)(ii) and (iv)).

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

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 7,074,000 common shares are outstanding as at December 31, 2007.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	7,929,000	$0.54	6,984,000	$0.50	5,649,000	$0.57
Granted	2,190,000	$0.54	1,490,000	$0.69	2,395,000	$0.36
Exercised	(830,000)	$0.44	(545,000)	$0.37	(220,000)	$0.19
Converted to stock appreciation
rights on exercise	(410,000)	$0.37	-	-	(20,000)	$0.34
Expired	(1,805,000)	$0.65	-	-	(820,000)	$0.70
Outstanding, end of year	7,074,000	$0.54	7,929,000	$0.54	6,984,000	$0.50

Exercise price range (CAD$)	$0.25 - $1.00		$0.17 - $1.00		$0.17 - $1.00

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The following table summarizes information about stock options outstanding at December 31, 2007:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	Dec 31, 2007	(Number of Years)	(CAD$)	Dec 31, 2007		(CAD$)

$0.25 - $0.49	2,914,000	3.0	$0.35	2,914,000		$0.35
$0.50 - $0.74	3,670,000	3.1	$0.62	3,170,000		$0.64
$1.00 - $1.24	490,000	1.2	$1.00	490,000		$1.00
	7,074,000	2.9	$0.54	6,574,000		$0.54

At December 31, 2007, 7,074,000 options are outstanding of which 6,574,000 options are exercisable and expire at various dates from January 29, 2008 to September 26, 2012, with a weighted average remaining life of 2.9 years.  During the year ended December 31, 2007, the Company recognized stock-based compensation of $405,115 (2006 - $454,177 and 2005 - $432,424) based on the fair value of options granted that were earned by the provision of services during the year.

Of the options granted in 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vest on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

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

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2007	2006	2005

Fair value of options granted during the year	$0.18	$0.30	$0.18

Risk-free interest rate	3.31%	3.32%	2.25%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	54%	66%	87%
Expected option life in years	4	4	4

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(c)

Warrants:

At December 31, 2007, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007

$0.82	March 17, 2007	231,000	-	-	(231,000)	-
$1.25	October 18, 2007	2,150,000	-	-	(2,150,000)	-
$0.82	October 18, 2007	247,800	-	-	(247,800)	-
$0.95	October 18, 2007	350,000	-	-	(350,000)	-
$0.65	July 24, 2008	-	1,100,000	-	-	1,100,000

		2,978,800	1,100,000	-	(2,978,800)	1,100,000

At December 31, 2006, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006

$0.82	March 17, 2007	-	231,000	-	-	231,000
$1.25	October 18, 2007	-	2,150,000	-	-	2,150,000
$0.82	October 18, 2007	-	247,800	-	-	247,800
$0.95	October 18, 2007	-	350,000	-	-	350,000

		-	2,978,800	-	-	2,978,800

At December 31, 2005, the Company had no outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2004	Issued	Exercised	Expired	December 31, 2005

$0.63	February 4, 2005	625,000	-	-	(625,000)	-
$1.25	November 13, 2005	133,750	-	-	(133,750)	-
$1.10	November 13, 2005	1,540,000	-	-	(1,540,000)	-
$1.25	December 30, 2005	50,000	-	-	(50,000)	-

		2,348,750	-	-	(2,348,750)	-

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2007	71,734,505
Property agreements (Note 4(e))	400,000
Stock options (Note 7(b))	7,074,000
Warrants (Note 7(c))	1,100,000

Fully diluted, December 31, 2007	80,308,505

(e)

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

8.

Notes Payable

In December 2007, the Company’s wholly-owned subsidiary, Caza Gold Corp. (“Caza”), received proceeds of CAD$300,000 in demand loans of which CAD$180,000 are from directors and officers of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Related Party Transactions

General and administrative costs during 2007 include:

-

CAD$Nil (2006 - CAD$38,000 and 2005 - CAD$Nil) of consulting fees charged by a company controlled by a former director of the Company;

-

CAD$120,987 (2006 - CAD$99,208 and 2005 - CAD$59,385) of salaries paid to a director;

-

CAD$32,005 (2006 - CAD$55,580 and 2005 - CAD$23,000) in office rent recovered from companies sharing certain common directors;  and

-

CAD$35,273 (2006 - $Nil and 2005 $Nil) in office rent paid to a company sharing certain common directors.

A law firm in which a senior officer is a partner charged fees totalling CAD$106,316 in 2007 (2006 - CAD$159,594 and 2005 – CAD$65,496).  Also, in fiscal 2007, the Company paid a total of CAD$35,604 (2006 - CAD$40,000 and 2005 - CAD$40,000) to current and former directors in their capacity as Directors of the Company.

Details of transactions with Aztec are provided in Note 6, and notes payables for Caza are provided in Note 8.

10.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

11.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006	2005

Canadian statutory tax rates	34.12%	36.12%	37.12%

Expected recovery	$ (179)	$ (292)	$ (64)
Permanent differences	(58)	26	350
Benefit of tax attributes and other items	845	406	(143)
Change in valuation allowance	(2,647)	(140)	-

Income tax (expense) recovery	$ (2,039)	$ -	$ 143

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.

Income Taxes     (continued)

The Company’s effective tax rate is different from the statutory tax rate due to non-tax deductible stock-based compensation expense, and non-taxable items such as income tax recovery and gain on dilution of affiliated company, and non-taxable portion of capital gains.

The significant components of the Company’s future income tax assets as at December 31, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets:
Resource properties	$ (599)	$ 2,156
Equipment	305	347
Non-capital losses	1,164	1,009
Capital losses	29	34
Total future income tax assets	899	3,546
Valuation allowance	(899)	(3,546)
Future income tax assets, net	$ -	$ -

At December 31, 2007, the Company has non-capital losses for Canadian tax purposes of approximately $4,665,000 which expire on various dates to 2014, and Canadian capital losses of approximately $178,000 which are without expiry.

12.

Supplemental Disclosure with respect to Cash Flows

	2007	2006	2005

Non-cash financing and investing activities:

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	$ 69	$ -	$ 3
Stock options	177	101	18

Issuance of shares for property acquisitions	24	-	-

Mineral exploration tax credit, receivable on mineral properties	315	-	-

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Subsequent Events

At the Company’s Special General Meeting held on April 29, 2008, shareholders approved the special resolution for the distribution of approximately 83% of the Company’s interest in its wholly-owned subsidiary, Caza, to the shareholders of the Company under a plan of arrangement.  The special resolution was:  (1) to transfer the Company’s wholly-owned Mexican subsidiary which holds the rights to the Mexican gold exploration properties to Caza in return for approximately 14.4 million shares of Caza, and (2) to distribute approximately 12 million Caza shares held by the Company to the Company’s shareholders.  Upon completion of the plan of arrangement, shareholders of the Company will continue to hold shares of the Company and will receive, by way of a dividend in kind, one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  On May 12, 2008, court approval for the plan of arrangement was received, and then on June 25, 2008, regulatory approval was received.

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

(a)

Unrealized holding gains and losses on marketable securities:

For Canadian GAAP prior to fiscal 2007, marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation, such share investments were carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments were carried at the lower of cost plus accrued interest and quoted market value.  For Canadian GAAP effective January 1, 2007, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings (2007 - $1,152,000) and unrealized gains or losses (2007 - $289,000) recorded in other comprehensive income.  Under U.S. GAAP, marketable securities then considered trading securities would be recorded at market value with any unrealized gains or losses (2006 - $357,800;  2005 - $359,685) being recorded in operations for the years ending December 31, 2006 and 2005.  Marketable securities in fiscal 2007 are classified as available-for-sale securities for U.S. GAAP.

(b)

Royalty receivable:

For Canadian GAAP effective January 1, 2007, the Company’s royalty receivable from disposition of subsidiary is classified as loans and receivables which is measured at amortized cost and is amortized to interest income using the effective interest rate method.  For U.S. GAAP, the royalty receivable is recorded at the face value of the total expected receipts from the royalties.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(c)

Exploration expenditures for mineral properties:

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

(d)

Asset retirement obligations:

The Company considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Company’s financial statements, based on the current stage of the its mineral properties.

(e)

Write-off of equipment and write-down of mineral properties:

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties (2007 - $1,719,000;  2006 - $1,810,000;  2005 - $1,151,000).

(f)

Divestiture of interests in subsidiaries:

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

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(g)

Flow-through equity financings:

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

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Company renounces the qualified expenditures.  As at December 31, 2007, total flow-through share fair value premiums were $111,000 which relate to the renunciation of CAD$7 million in qualified expenditures in 2007.

(h)

Unit offerings:

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments.  Under U.S. GAAP, the Company is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity classified.  The fair value of the share purchase warrants was determined using the Black-Scholes method based on the following factors:

	2007	2006

Risk-free interest rate	3.28%	2.88%
Expected dividend yield	0%	0%
Expected stock price volatility	35%	64%
Expected life of warrants in years	1	1

The weighted average fair value of warrants issued during the year ended December 31, 2007 was $0.04 per warrant (2006 - $0.09).

Under U.S. GAAP, share capital would be reduced and contributed surplus would be increased by an additional $43,000 at December 31, 2007 (2006 - $232,000) to reflect the relative fair values of the shares and warrants.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(i)

Stock-based compensation:

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation".  SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees".  SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  In calculating compensation to be recognized, SFAS 123R requires the Company to estimate future forfeitures.  Prior to adoption of SFAS 123R, the Company's accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP.  For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP.  Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for U.S. GAAP purposes under SFAS 123R is $90,000 less (2006 - $Nil, 2005 - $Nil) than the amount recorded for Canadian GAAP purposes.

Under U.S. GAAP, employee and director remuneration would be reported as 2007 - $970,000;  2006 - $883,000;  2005 - $569,000 as it would include the stock-based compensation expense reported separately for Canadian GAAP.

(j)

Comprehensive income:

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130, Reporting Comprehensive income.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include items such as unrealized gain or loss and certain foreign currency translation gains and losses.  For the years ended December 31, 2006 and 2005, comprehensive loss equals the loss for the year.  Under Canadian GAAP, comprehensive income is applicable on January 1, 2007.

(k)

Consolidated statement of cash flows:

The Company has included a subtotal in cash flows from operating activities.  Under U.S. GAAP, no such subtotal would be disclosed.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(l)

Uncertainty in income taxes:

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Company on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

(m)

Impact of recent United States accounting pronouncements:

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements.  The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007.  The Registrant does not expect the adoption of this Interpretation to have a significant effect on the Registrant’s results of operations or financial position.

(ii)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting.  This statement is effective as of beginning of an entity’s first fiscal year that begins after November 15, 2007.  Retrospective application to fiscal years preceding the effective date is prohibited.  The Registrant does not expect the adoption of the statement to have a significant effect on the Registrant’s results of operations or financial position.

(iii)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions.  This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date.  The Registrant does not expect the adoption of this Interpretation to have a significant effect on the Registrant’s results of operations or financial position.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(m)

Impact of recent United States accounting pronouncements:     (continued)

(iv)

In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

•

all business acquisitions would be measured at fair value;

•

most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration);

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%);

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed.  Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for business combination transactions occurring in periods beginning on or after December 15, 2008. The Registrant does not expect the adoption of this Interpretation to have a significant effect on the Registrant’s results of operations or financial position.

(n)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

	December 31,
	2007	2006

Assets under Canadian GAAP
	$ 20,115	$ 18,447
Adjustments to reconcile to U.S. GAAP:
Marketable securities (Note 14(a))	-	837
Mineral property exploration costs (Note 14(c))	(14,514)	(11,318)
Royalty receivable (Note 14(b))	23	-

Assets under U.S. GAAP	$ 5,624	$ 7,966

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

	December 31,
	2007	2006

Share capital under Canadian GAAP	$ 55,289	$ 55,629
Adjustments to reconcile to U.S. GAAP:
Provision for flow-through shares (Note 14(g))	2,182	143
Fair value of share purchase warrants (Note 14(h))	(275)	(232)
Adjustment for flow through shares (Note 14(g))	(111)	-

Share capital under U.S. GAAP	$ 57,085	$ 55,540

	December 31,
	2007	2006

Contributed surplus under Canadian GAAP	$ 2,014	$ 1,855
Adjustments to reconcile to U.S. GAAP:
Forfeiture of stock options (Note 14(i))	(90)	-
Gain on dilution of long term investment (Note 14(f))	621	621
Fair value of share purchase warrants (Note 14(h))	275	232

Contributed surplus under U.S. GAAP	$ 2,820	$ 2,708

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

	December 31,
	2007	2006

Deficit under Canadian GAAP	$ (37,795)	$ (39,272)
Adjustments to reconcile to U.S. GAAP:
Marketable securities (Note 14(a))	-	837
Mineral property exploration costs (Note 14(c))	(14,514)	(11,318)
Royalty receivable (Note 14(b))	23	-
Future income tax recovery (Note 14(g))	(2,182)	(143)
Forfeiture of stock options (Note 14(i))	90	-
Gain on dilution from long term investment (Note 14(f))	(621)	(621)
Adjustment for flow through shares (Note 14(g))	111	-

Deficit under U.S. GAAP	$ (54,888)	$ (50,517)

		Years ended December 31,
	2007	2006	2005

Income for the year under Canadian GAAP	$ 1,515	$ 433	$ 315

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities (Note 14(a))	(837)	358	360
Gain on dilution from long term investment (Note 14(f))	-	-	(621)
Mineral property exploration costs incurred in the year (Note 14(c))	(3,196)	(5,666)	(920)
Deferred exploration costs included in write-down
of mineral properties (Note 14(c))	-	-	14
Forfeiture of stock options (Note 14(i))	90	-	-
Future income tax recovery (Note 14(g))	(2,039)	-	(143)
Accretion of royalty receivable (Note 14(b))	(15)	-	-
Adjustment for flow through shares (Note 14(g))	111	-	-

Loss for the year under U.S. GAAP	$ (4,371)	$ (4,875)	$ (995)

Basic and diluted loss per share under U.S. GAAP	$ (0.06)	$ (0.08)	$ (0.02)

Weighted average number of shares outstanding	69,907,839	63,462,293	58,518,229

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

		Years ended December 31,
	2007	2006	2005

Cash used for operating activities under Canadian GAAP	$ (1,304)	$ (1,338)	$ (633)

Adjustment to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 14(c))	(3,196)	(5,666)	(920)

Cash used for operating activities under U.S. GAAP	$ (4,500)	$ (7,004)	$ (1,553)

		Years ended December 31,
	2007	2006	2005

Cash provided (used for) from investing activities
under Canadian GAAP	$ (2,026)	$ (3,262)	$ 369

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 14(c))	3,196	5,666	920

Cash provided from investing activities under U.S. GAAP	$ 1,170	$ 2,404	$ 1,289

		Years ended December 31,
	2007	2006	2005

Cash provided from financing activities
under Canadian GAAP	$ 1,696	$ 6,378	$ 38

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash (Note 14(g))	-	(1,958)	-

Cash provided from financing activities under U.S. GAAP	$ 1,696	$ 4,420	$ 38

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

Caza Gold Corp. (“Caza Gold”) is a company duly incorporated under the laws of British Columbia on November 15, 2007.  The Registrant owns 100% of the issued and outstanding shares.

Minera Canarc de Mexico S.A. de C.V. (“Minera Canarc”), a company duly incorporated under the Laws of Mexico on August 18, 2006.  The Registrant owns 100% of the issued and outstanding shares.

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

1.

The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada July 11, 2008	Bradford Cooke Chairman and Chief Executive Officer

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

1.

The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada July 11, 2008		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F