Form 20-F
period 2008-12-31
CANARC RESOURCE CORP
filed 2009-06-30
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2008
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  72,704,505 common shares as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  ☐

Accelerated filer  ☐

Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued

Other  ☑

by the International Accounting Standards Board

☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☑

Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☑

TABLE OF CONTENTS

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

8

ITEM 4.     INFORMATION ON THE COMPANY

15

4.A     History and Development of the Company

15

4.B     Business Overview

18

4.C      Organizational Structure

20

4.D     Property, Plants and Equipment

20

ITEM 4A.     UNRESOLVED STAFF COMMENTS

28

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

28

5.A     Operating Results

33

5.B     Liquidity and Capital Resources

38

5.C     Research and Development, Patents and Licenses, etc.

39

5.D     Trend Information

39

5.E     Off-Balance Sheet Arrangements

39

5.F     Tabular Disclosure of Contractual Obligations

39

5.G     Safe Harbor

40

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

41

6.A     Directors and Senior Management

41

6.B     Compensation

42

6.C     Board Practices

47

6.D     Employees

49

6.E     Share Ownership

49

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

52

7.A     Major Shareholders

52

7.B     Related Party Transactions

54

7.C     Interests of Experts and Counsel

55

ITEM 8.     FINANCIAL INFORMATION

55

8.A     Consolidated Statements and Other Financial Information

55

8.B     Significant Changes

56

ITEM 9.     THE OFFER AND LISTING

56

9.A     Offer and Listing Details

56

9.B     Plan of Distribution

57

9.C     Markets

58

9.D     Selling Shareholders

58

9.E     Dilution

58

9.F     Expenses of the Issue

58

ITEM 10.     ADDITIONAL INFORMATION

58

10.A     Share Capital

58

10.B     Notice of Articles and Articles of Association

58

10.C     Material Contracts

63

10.D     Exchange Controls

63

10.E     Taxation

64

10.F     Dividends and Paying Agents

68

10.G     Statement by Experts

69

10.H     Documents on Display

69

10.I     Subsidiary Information

69

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

69

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

69

PART II

70

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

70

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

70

ITEM 15.     CONTROLS AND PROCEDURES

70

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT

     FEES AND SERVICES

71

16.A     Audit Committee Financial Expert

71

16.B     Code of Ethics

72

16.C     Principal Accountant Fees and Services

72

16.D     Exemptions from the Listing Standards for Audit Committees

72

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

73

16.F     Change in Registrant’s Certifying Accountant

73

16.G     Corporate Governance

73

PART III

73

ITEM 17.     FINANCIAL STATEMENTS

73

ITEM 18.     FINANCIAL STATEMENTS

73

ITEM 19.     EXHIBITS

73

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the last five fiscal years ended December 31, 2008 (stated in United States dollars) has been derived from Canarc’s audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  A reconciliation of certain material measurement differences in the financial information from that which would be provided if the financial statements were prepared in accordance with U.S. GAAP is provided in Item 8.A and in Note 15 to the audited Consolidated Financial Statements for the year ended December 31, 2008 included in Item 17 of this annual report on Form 20-F.

Canarc Resource Corp.

Form 20-F

		As at and for the years ended December 31
	Selected Financial Information
	(stated in thousands of U.S. dollars, except per share amounts)	2008	2007	2006	2005	2004

(a)	Total revenues:
	Canadian GAAP	2	1,180	1,679	1,227	680
	U.S. GAAP	2	1,180	1,679	1,227	680
(b)	Income (loss) before extraordinary items:
	Total:
	Canadian GAAP	(6,963)	1,515	433	315	(4,013)
	U.S. GAAP	(1,038)	(4,371)	(4,875)	(995)	(3,088)
	Basic earnings (loss) per share:
	Canadian GAAP	(0.10)	0.02	0.01	0.01	(0.07)
	U.S. GAAP	(0.01)	(0.06)	(0.08)	(0.02)	(0.06)
(c)	Net income (loss):
	Total:
	Canadian GAAP	(6,963)	1,515	433	315	(4,013)
	U.S. GAAP	(1,038)	(4,371)	(4,875)	(995)	(3,088)
	Basic earnings (loss) per share:
	Canadian GAAP	(0.10)	0.02	0.01	0.01	(0.07)
	U.S. GAAP	(0.01)	(0.06)	(0.08)	(0.02)	(0.06)
	Diluted earnings (loss) per share:
	Canadian GAAP	(0.10)	0.02	0.01	0.01	(0.07)
	U.S. GAAP	(0.01)	(0.06)	(0.08)	(0.02)	(0.06)
(d)	Total assets:
	Canadian GAAP	12,829	20,115	18,447	11,182	10,777
	U.S. GAAP	4,375	5,624	7,966	7,101	7,215
(e)	Total long-term debt (1):
	Canadian GAAP	-	-	-	-	-
	U.S. GAAP	-	-	-	-	-
(f)	Shareholders' equity (net assets):
	Canadian GAAP	12,523	19,480	18,212	10,947	10,302
	U.S. GAAP	4,069	4,989	7,731	6,866	6,740
(g)	Dividends per shares (2):
	Canadian GAAP			No cash dividends declared in any of these periods
	U.S. GAAP			No cash dividends declared in any of these periods
(h)	Shares:
	Diluted number of common shares	81,433,505	80,308,505	79,528,276	65,879,115	66,666,198
	Number of common shares	72,704,505	71,734,505	68,470,476	58,545,115	58,318,448

(1)

The Registrant has no preferred shares.

(2)

On June 25, 2008, Canarc did close a Plan of Arrangement (the “Arrangement”) with Caza Gold Corp. (“Caza”) whereby approximately 83% of Canarc’s interest in Caza was distributed to the shareholders of Canarc.  Item 4.A provides further details.

Canarc has had no long-term debt and has not paid any cash or share dividends over the last five years.

On June 15, 2009, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.1324.

Canarc Resource Corp.

Form 20-F

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
December	2008	1.3008	1.1872
January	2009	1.2765	1.1761
February	2009	1.2918	1.2160
March	2009	1.3066	1.2192
April	2009	1.2707	1.1875
May	2009	1.1954	1.0797

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2004	1.4003	1.1746	1.3013	1.2020
2005	1.2734	1.1427	1.2116	1.1630
2006	1.1794	1.0948	1.1342	1.1654
2007	1.1878	0.9066	1.0750	0.9913
2008	1.3008	0.9711	1.0660	1.2180

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

The Registrant does not presently have sufficient financial resources or operating cash flows to undertake by itself all of its planned exploration and development programs.  The development of the Registrant’s properties may therefore depend on the Registrant’s joint venture partners and on the Registrant’s ability to obtain additional required financing.  There is no assurance the Registrant will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  In addition, the Registrant has no experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in its audited consolidated financial statements for the year ended December 31, 2008, the Registrant has incurred significant operating losses and has an accumulated deficit of $45,043,000 at December 31, 2008.  Furthermore, the Registrant has working capital of $194,000 as at December 31, 2008, which is not sufficient to achieve the Registrant’s planned business objectives.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2008 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

The Registrant may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment.  Increased competition could adversely affect the Registrant’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Registrant’s directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Registrant that its directors and officers will not have conflicts of interest from time to time.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke is a Director of Aztec Metals Corp., Caza Gold Corp. and Endeavour Silver Corp., companies in which the Registrant owned or owns shares.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in

Canarc Resource Corp.

Form 20-F

larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant.  In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

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

As a prior holder of an interest in a U.S. mineral property, the Registrant may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”).  CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment.  CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off-site facility from which a release has occurred or is threatened.  Under CERCLA’s strict joint and several liability provisions, the Registrant could potentially be liable for all remedial costs associated with property that it owned or operated regardless of whether the Registrant’s activities are the actual cause of the release of hazardous substances.  Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources.  The Registrant’s one prior property was located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings).  Releases from such facilities or from any of the Registrant’s prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs.  In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Registrant to CERCLA liability.  The Registrant’s prior U.S. property is not, to the Registrant’s knowledge, currently listed or proposed for listing on the National Priority List and the Registrant is not aware of pending or threatened CERCLA litigation which names the Registrant as a defendant or concerns any of its prior U.S.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

Certain of the Registrant’s properties may be located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Registrant and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Registrant and its joint venture partners to obtain any required production financing for its mineral properties.

Fluctuations in foreign currency exchange rates may adversely affect the Registrant’s future profitability.

In addition to CAD dollar currency accounts, the Registrant maintains a portion of its funds in U.S. dollar denominated accounts.  Certain of the Registrant’s properties and related contracts may be denominated in U.S. dollars.  Accordingly, the Registrant may take some steps to reduce its risk to foreign currency fluctuations.  However, the Registrant’s operations in countries other than Canada are normally carried out in the currency of that country and make the Registrant subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Registrant to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results.  In addition, the Registrant is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Registrant holds property interests and future impositions of such restrictions could have a materially adverse effect on the Registrant’s future profitability or ability to pay dividends.

The Registrant is reliant on third parties.

The Registrant’s rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Registrant may have no direct contractual relationship with the underlying property holder.

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

At June 15, 2009, Canarc had 72,704,505 common shares and 7,535,000 share purchase options and 500,000 warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares.  At June 15, 2009, dilutive securities represented approximately 11.05% of Canarc’s issued shares.  None of these dilutive securities are exercisable at prices below the June 15, 2009 closing market price of CAD$0.10 for Canarc’s shares and, accordingly, will not result in dilution to existing shareholders if exercised on that date.

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

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties.  The Registrant currently owns or holds, directly or indirectly, interests in several precious metal properties, as follows:

-

New Polaris property in British Columbia, Canada, and

-

Eskay Creek property in British Columbia, Canada,

of which the New Polaris property could be viewed as the material property of the Registrant.

In its consolidated financial statements prepared in accordance with CAD GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of $12,071,000 in connection with the acquisition, exploration and development on its currently held property as at December 31, 2008 and are summarized as follows for the past three fiscal years:

		2008			2007			2006
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,466	$ 12,071	$ 3,605	$ 8,582	$ 12,187	$ 3,605	$ 6,077	$ 9,682
Eskay Creek	-	-	-	-	-	-	-	-	-

Costa Rica:
Bellavista	-	-	-	-	-	-	-	-	-

Suriname:
Sara Kreek	-	-	-	-	-	-	-	-	-
Benzdorp	-	-	-	301	5,795	6,096	301	5,241	5,542

Mexico:
Los Arrastres	-	-	-	125	95	220	-	-	-
Providencia	-	-	-	17	8	25	-	-	-
Santiago	-	-	-	60	34	94	-	-	-
Santiago Fraction	-	-	-	7	-	7	-	-	-

	$ 3,605	$ 8,466	$ 12,071	$ 4,115	$ 14,514	$ 18,629	$ 3,906	$ 11,318	$ 15,224

Further information and details regarding Canarc’s properties are provided in Item 4.D.

The exploration concessions for the Benzdorp property expired in July 2007, and the Company elected to write-off its investment in the Benzdorp property at December 31, 2008.

Canarc transferred its interests in the Los Arrastres, Santiago and Santiago Fraction properties to Caza pursuant to the Arrangement in 2008.  Item 4.D provides further details.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2008, the Registrant has been engaged in natural resource exploration and development in Canada, Costa Rica, Mexico, and Suriname.  The major events in the development of the Registrant’s business over the last three years are set out below.  Information and details regarding the Registrant’s properties are provided in Item 4.D.

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

On April 15, 2006, the Registrant entered into a Settlement and Termination Agreement with Suriname Wylap Development Company N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”) to Wylap Development.  The Registrant received a cash payment of $400,000, and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Registrant, of which $50,000 was received from 2006 to 2008.

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

Canarc Resource Corp.

Form 20-F

In April 2008, Caza and Minera Canarc de Mexico SA de CV (“Minera Canarc”), which were both wholly-owned subsidiaries of the Registrant at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties.  Item 4.D provides further details.

In May 2008, the Registrant granted 1.8 million stock options with an exercise price of CAD$0.29 and an expiry date of May 15, 2013.

In June 2008, Mr. Garry Biles replaced Mr. Bruce Bried as President and Chief Operating Officer, and Mr. Bruce Bried was nominated to the Board of the Directors of the Registrant.

On June 25, 2008, the Registrant closed the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Registrant’s interest in Caza was distributed to the shareholders of the Registrant.  Under the Arrangement, the Registrant transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which the Registrant distributed 11,950,577 Caza shares by way of a dividend in kind to the Registrant’s shareholders on the basis of one share of Caza for every six shares of the Registrant held by shareholders as of the dividend record date.  As at December 31, 2008, the Registrant held 2,396,050 Caza shares representing approximately 11% interest in Caza as at that date.  The property interests which were transferred from the Registrant to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

In July 2008 as amended in December 2008, the Registrant entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

In November 2008, Smythe Ratcliffe LLP replaced KPMG LLP as auditors for the Issuer.

The exploration concessions for the Benzdorp property expired in July 2007, and an application was submitted for a three year extension which was rejected in August 2008.  An application for new concessions would be considered so one new exploration concession was applied in September 2008.  The Registrant had ceased all exploration work on the concessions in August 2007, and had elected to write-off its investment in the Benzdorp property at December 31, 2008.

In May 2009, the Registrant received CAD$62,030 in demand loans from certain directors and an officer of the Registrant.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Registrant’s shareholdings in Caza at CAD$0.25 per share.

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

Canarc Resource Corp.

Form 20-F

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

Government regulations

The Registrant’s operations are subject to governmental regulations in Canada, where the Registrant had interests in mineral properties.

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

Trends

Gold prices continued to show strength as the cumulative annual average increased from $603 in fiscal 2006 to $695 in fiscal 2007 and $872 in fiscal 2008, closing at $932 on June 15, 2009.  Gold prices achieved new highs in each of the past several years.  In May 2006, prices reached a high of $725, and $841 in November 2007 before reaching a high of $1,011 in March 2008.  Not only has this trend made the gold mining business more profitable, it has attracted investors into the gold equities, driving up the share prices of gold companies and providing a market for capital financing to the gold industry.

During the same period from January 2006 to December 2008, the closing monthly market price for the Registrant’s shares decreased from CAD$0.66 to CAD$0.06 – a decrease of 91%, and reached a high of CAD$0.95 in April 2006.  In May 2009, the closing monthly market share price was CAD$0.09.  Management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc’s gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices despite the economic recessionary pressures attributable to the fall-out from the financial markets in the latter half of 2008.

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

Benzdorp Gold N.V. was incorporated under the laws of Suriname on February 4, 2004 when Suriname presidential assent was received.  The Registrant owns 40% of the voting shares of this company.

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

Carib Industries Ltd. is a company duly incorporated under the laws of the Cayman Islands, B.V.I. on January 17, 1990, originally under the name of Rayrock Zar.  A name change was approved by Special Resolution dated May 15, 1992 and registered May 26, 1992.  The Registrant previously owned 78.5% of the issued and outstanding Class C shares.  The Registrant disposed of the subsidiary in 2008.  Items 4.A and 4.D provide further details.

Caza Gold Corp. (“Caza”) is a company duly incorporated under the laws of British Columbia on November 15, 2007.  The Registrant previously owned 100% of the issued and outstanding shares.  On June 25, 2008, the Registrant closed the Arrangement with Caza whereby approximately 83% of the Registrant’s interest in Caza was distributed to the shareholders of the Registrant at that time.  Item 4.A provides further details.  As at December 31, 2008, the Registrant held approximately an 11% interest in Caza.

Minera Canarc de Mexico S.A. de C.V. (“Minera Canarc”), a company duly incorporated under the Laws of Mexico on August 18, 2006.  The Registrant previously owned 100% of the issued and outstanding shares.  The Registrant’s interest in Minera Canarc was transferred to Caza pursuant to the Arrangement which closed on June 25, 2008.  Item 4.A provides further details.

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

4.D     Property, Plants and Equipment

Description Of Properties

Property Summary Chart (as of December 31, 2008):

Canarc Resource Corp.

Form 20-F

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,605,000	$8,466,000	$12,071,000
Eskay Creek	BC, Canada	33.33%	$0	$0	$0

¹

Subject to any royalties or other interests as disclosed below.

²

Previously known as “Polaris-Taku”.

3

After recoveries and write-downs.

NOTE:  All references to U.S.$ unless otherwise noted.  See below for further details on each property.  Refer to Note 15 of the consolidated financial statements as of December 31, 2008 as included herein, for disclosure of differences between US GAAP and CAD GAAP.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

The total New Polaris database consists of 1,056 diamond drill holes with a total of 31,514 sample intervals.

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

Canarc Resource Corp.

Form 20-F

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

In 2008, the Registrant continued with its efforts to refine and assess the process alternatives and economic parameters used in the preliminary assessment.  In early January 2009, the Registrant completed a revised preliminary assessment from recent optimization efforts which improved the project’s economics.  The combination of new off-site treatment terms, an increased gold price and a decreased Canadian dollar exchange rate have a positive impact on the economics for the New Polaris gold project.  At a US$750 per oz gold price and a US$/CAD$ exchange rate of 0.80, the project generates a pre-tax NPV of CAD$131.2 million and a pre-tax IRR of 28.8%.  This compares to a pre-tax NPV of CAD$60.4 million and a pre-tax IRR of 14.9% at a US$650 per oz gold price and a US$/CAD$ exchange rate of 0.90 when the preliminary assessment study was completed in 2007.

The base case model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day

Canarc Resource Corp.

Form 20-F

Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The comparative financial parameters are:

	Revised Financial Parameters (January 2009)	Initial Financial Parameters (October 2007)
Gold Price	US$750 per oz	US$650 per oz
Exchange Rate	US$0.80 = CAD$1.00	US$0.90 = CAD$1.00
Capital Cost	CAD$90.5 million	CAD$90.5 million
Cash Cost	US$329 per oz (excluding off-sites)	US$327 per oz (excluding offsites)

	Pre-Tax	Pre-Tax
Net Present Value (NPV) (0%)	CA$131.2 million	CAD$60.4 million
NPV (5%)	CA$87.5 million	CAD$32.6 million
NPV (8%)	CA$67.8 million	CAD$20.3 million
NPV (10%)	CA$56.8 million	CAD$13.4 million

	Pre-Tax	Pre-Tax
Internal Rate of Return (IRR)	28.8%	14.9%
Payback Period	3.8 years	3.8 years

The preliminary assessment was based on resources, not reserves, and a portion of the modeled resources to be mined are in the inferred resource category.  Resources are considered too speculative geologically to have economic considerations applied to them so the project does not yet have proven economic viability.  The Preliminary Assessment Report, completed by Moose Mountain Technical Services, was filed on SEDAR in October 2007.

Cash costs include site-related costs prior to the shipping and sale of concentrates.  Offsite costs for concentrate transportation and processing were treated as deductions against sales.  The NPVs are life of mine net cash flows shown at various discount rates.  The IRR assumes 100% equity financing.

The revised economic model has been reviewed by Moose Mountain Technical Services which completed the original preliminary assessment for New Polaris Gold Mine in 2007.  The independent Qualified Person for the update is Jim Gray, P. Eng.

Benzdorp Property, Suriname

Gold production was first recorded from Benzdorp in the late 1800s when English and Dutch companies exploited the alluvial deposits.  The Jungle Queen dredge produced over 500,000 oz. alone over a 40-year period.  In more recent times, hundreds of illegal small-scale miners typically produce up to 10,000 oz. gold each year by reprocessing the river gravels.  The property was located in southeastern Suriname, 300 km southeast of Parimaribo, the capital city, accessible by charter aircraft to the nearby Tabiki airstrip or by boat up the Marowijne River, then by ATV on the property roads.  Power to the site was supplied by diesel generators.

The exploration concessions for the Benzdorp property expired in July 2007, and Benzdorp Gold NV, the joint venture company held by Canarc and Grasshopper Aluminum Company NV (“Grassalco”), had exercised its exclusive right to re-apply to the Minister of Natural Resources of Suriname for a three year extension to Canarc’s exploration concessions at Benzdorp.  An extension was available at the discretion of the Suriname Minister of Natural Resources.  The application was rejected in August 2008 but an application for new concessions would be considered so one new exploration concession was applied in September 2008.

Canarc elected to write-off its investment in the Benzdorp property at December 31, 2008.

Canarc Resource Corp.

Form 20-F

James Moors, P.Geo, Vice President Exploration of the Registrant, is the Qualified Person for the purposes of the technical disclosure on the Benzdorp Property as set out in the Technical Report titled “Summary Report on the Benzdorp Project Suriname” dated March 22, 2008, prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Registrant (the “Benzdorp Technical Report”).  The Benzdorp Technical Report is available online at www.sedar.com as filed on March 28, 2008.

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101.  There are currently no ongoing or proposed exploration or development programs for the properties set out below, other than has been specifically stated.

Bellavista Gold Mine, Costa Rica

The Registrant had a 5.7% to 20.2% net profit interest in the Bellavista property, located near Miramar, Costa Rica.  Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) owns a 100% working interest in the property, which was an open pit, heap leach, gold mine and which achieved commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.  The Registrant had a net profit interest in Bellavista which entitled the Registrant to 5.67% of the net profits during the first payback period, increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter.  Thirty-five percent of this net profit interest would have reduced the net profit interest to be received from Central Sun until $317,741 in advance royalty payments were repaid.

In July 2008 as amended in December 2008, the Registrant entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

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

The Registrant received $50,000 per year from 2006 to 2008.

Mexican Properties

Los Angeles:

In April 2008, Caza and Minera Canarc, which were both wholly-owned subsidiaries of the Registrant at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a four-year period and issuing $50,000 in shares of Caza over a twelve-month period.  The vendors retained a 3% net smelter return (“NSR”).  An initial payment of US$15,000 was made upon the signing of the option agreement.  Pursuant to the Plan of

Canarc Resource Corp.

Form 20-F

Arrangement which closed in June 2008, Caza and Minera Canarc were no longer subsidiaries of the Registrant.  Item 4.A provides further details.

Los Arrastres:

In February 2007, the Registrant entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Registrant had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.  Item 4.A provides further details.

Providencia:

In March 2007, the Registrant entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Registrant had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Registrant at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

In April 2008, the Registrant terminated its efforts to enter into a formal agreement, and the Registrant wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury.

Santiago:

In May 2007, the Registrant entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.  Item 4.A provides further details.

Santiago Fraction:

In September 2007, the Registrant entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Registrant issued 15,000 common shares at a deemed value of CAD$0.45 per share in 2007.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.  Item 4.A provides further details.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three

Canarc Resource Corp.

Form 20-F

fiscal years ended December 31, 2008, 2007 and 2006 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant’s financial statements are stated in United States dollars and are prepared in accordance with CAD GAAP.  Reference is made to Note 15 of the consolidated financial statements for the year ended December 31, 2008 of the Registrant as included herein for discussion of the material differences between CAD GAAP and U.S. GAAP and their effect on the Registrant’s financial statements.

Canadian and United States Generally Accepted Accounting Principles:     The audited consolidated financial statements of the Registrant are prepared in accordance with CAD GAAP.  Accounting practices under CAD GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

(a)

Unrealized holding gains and losses on marketable securities:

For CAD GAAP prior to fiscal 2007, marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation, such share investments were carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments were carried at the lower of cost plus accrued interest and quoted market value.  For CAD GAAP effective January 1, 2007, the Registrant has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  Under U.S. GAAP, marketable securities then considered trading securities would be recorded at market value with any unrealized gains being recorded in operations for the year ended December 31, 2006.  Marketable securities in fiscal 2007 are classified as available-for-sale securities for U.S. GAAP.

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

(i)

Stock-based compensation:

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation".  SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees".  SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  In calculating compensation to be recognized, SFAS 123R requires the Registrant to estimate future forfeitures.  Prior to adoption of SFAS 123R, the Registrant's accounting for stock-based compensation for US GAAP purposes was consistent with that used for CAD GAAP.  For CAD GAAP purposes, the Registrant uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur.

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

Canarc Resource Corp.

Form 20-F

(k)

Consolidated statement of cash flows:

Under CAD GAAP, the Registrant has included a subtotal in cash flows from operating activities.  Under U.S. GAAP, no such subtotal would be disclosed.

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

(m)

Fair value measurement:

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements.  The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007.  The adoption of this Interpretation did not result in a material impact on the Registrant’s consolidated financial position or results of operations.

In February 2008, FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

As of December 31, 2008, the Registrant adopted SFAS No. 157, and the adoption did not have a material impact on its financial condition, results of operations, or cash flows.  The Registrant is still evaluating the impact of the items deferred by FSP FAS 157-2.

(n)

Fair value option for financial assets and financial liabilities:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting.  This statement is effective for fiscal years beginning after November 15, 2007.  Retrospective application to fiscal years preceding the effective date is prohibited.  The adoption of the statement did not result in a material impact on the Registrant’s consolidated financial position or results of operations.

(o)

Impact of recent United States accounting pronouncements:

(i)

In December 2007, the FASB issued SFAS 160, Non-controlling interests in consolidated financial statements.  This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions.  This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date.  The adoption of this Statement is not expected to have a significant effect on the Registrant’s results of operations or financial position.

Canarc Resource Corp.

Form 20-F

(ii)

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

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed.  Goodwill is allocated to the acquirer and the non-controlling interest.

The statement is effective for business combination transactions occurring in periods beginning on or after December 15, 2008.  The Registrant will assess the impact of this Statement if and when a future acquisition occurs.

(iii)

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows.  SFAS 161 is effective for fiscal years after November 15, 2008.  Early adoption is permitted.  The Registrant does not believe the adoption of SFAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

(iv)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities.  SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.  The Registrant does not expect adoption of this Statement to have a material impact on results of operations, cash flows or financial position.

(v)

In May 2009, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 165, Subsequent Events (“SFAS 165”).  This Statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This Statement is effective for interim and annual periods ending after June 15, 2009 and as such, the Registrant will adopt this standard in the first quarter of fiscal year 2010.  The Registrant is currently assessing the impact of the adoption of SFAS 165, if any, on its financial position, results of operations or cash flows.

(vi)

In April 2008, FASB issued FASB staff position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, “Goodwill and Other Intangible Assets”.  This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  Early adoption is prohibited.  The Registrant is currently evaluating the impact, if any, that FSP FAS 142-3 will have on its financial position, results of operations, or cash flows.

Further details are provided in Note 15 of the audited consolidated financial statements for the year ended December 31, 2008.

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

Fiscal Year 2008 – Year ended December 31, 2008 compared with December 31, 2007

Canarc incurred a net loss of $6.96 million for the year ended December 31, 2008 in contrast to a net income of $1.5 million for fiscal 2007.  The net loss for fiscal 2008 was primarily attributable to the write-off of the Benzdorp property of approximately $6.3 million whereas the net income in 2007 was mainly due to the future income tax recovery for the renunciation of exploration expenditures from flow-through equity financings in 2006.  The future income tax recovery of approximately $2 million is a provision for the recognition at the date of actual renunciation being March 8, 2007, by a reduction in the amount included in share capital for the flow through shares for the future income taxes related to the deductions foregone by Canarc.  In 2006, Canarc raised flow-through equity financing from three private placements for approximately CAD$7.05 million which were renounced in March 2007.

Canarc has no sources of operating revenues.

In 2007, Canarc adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) for the recognition and measurement of financial instruments which were applied prospectively with no restatement of prior period financial statements.  These new standards consist of CICA Handbook Section 3855-Financial Instruments-Recognition and Measurement, Section 3865-Hedging and Section 1530-Comprehensive Income.  The new accounting standards require financial assets designated as held-for-trading and available-for-sale be measured at fair value on initial adoption, while financial assets designated as held-to-maturity and loans and receivables are measured at amortized cost.  Changes in the fair values of marketable securities which Canarc classifies as available-for-sale financial instruments are recognized in other comprehensive income.  Due to the adoption of the new standards, Canarc’s marketable securities and accumulated other comprehensive income increased by $837,000 on initial adoption.  Also, on adoption of the new standards, Canarc designated the royalty receivable as loans and receivables.  Canarc recognized $11,000 from the accretion of royalty receivable in fiscal 2008 and $15,000 in fiscal 2007.

Canarc did not acquire nor dispose of any marketable securities in the first quarters of 2008 and 2007.  In the second quarter of fiscal 2008, Canarc disposed of all its remaining marketable securities and realized a loss of $32,000 and proceeds of $12,000, whereas in 2007 gains of $1.15 million and proceeds of $1.7 million were realized from the disposition of marketable securities.  Such gains contributed to the net earnings in fiscal 2007.  Proceeds from the disposition of marketable securities supplemented the financing needs for operating activities and working capital.

In January 2008, Canarc disposed of shares of Aztec Metals Corp. (“Aztec”), resulting in a realized gain of $179,000.  Proceeds of $203,000 from the disposition of shares of Aztec supplemented the financing needs for operating activities and working capital during fiscal 2008.

During the last two quarters of fiscal 2008, Canarc received proceeds of CAD$215,000 from the disposition of its subsidiary which holds the net profit interest in the Bellavista property.

Overall operating expenses for the year ended December 31, 2008 were much lower than for fiscal 2007.  Higher operating expenses in 2007 reflected the commensurate heightened operating activities in 2007 as management focused greater efforts on the planning, detailing and implementation of the de-watering program and the preliminary assessment for the New Polaris property and the exploration program for the Benzdorp property, which included hiring additional personnel in 2007.  Operating activities subsided in

Canarc Resource Corp.

Form 20-F

2008 as Canarc focused on assessing and then refining the economic model in the preliminary assessment for the New Polaris property and continued with its efforts for the extension of its exploration concessions for the Benzdorp property.  General administrative expenses were higher in the first quarter of 2008 due to legal fees related to the plan of arrangement with Caza which closed in June 2008 and to regulatory fees for the annual and special general meeting held in April 2008.  Similarly, employee remuneration was lower as personnel focused on part time efforts to Canarc’s reduced activities.  Stock based compensation in 2008 was attributable to the granting of stock options in May 2008 of which 20% vested immediately and 20% vest every six months and to the vesting of stock options which were granted in June 2007 of which 250,000 options vested on June 15, 2008 and 250,000 on June 15, 2009.  The vesting provisions reduced the impact of stock based compensation for Canarc in the period but would impact future periods as the options become vested.

Expenses for corporate development reflect active due diligence and property evaluations for acquisitions and to identify properties of merit for possible acquisitions.  Corporate development was higher in 2007 and culminated in the acquisitions of the Mexican properties which were then transferred to Caza pursuant to the plan of arrangement.

In April 2008, Canarc terminated its efforts to enter into a formal agreement for the Providencia property, and Canarc wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury and cancelled.

On June 25, 2008, Canarc proceeded to close the plan of arrangement with Caza whereby approximately 83% of Canarc’s interest in Caza was distributed to the shareholders of Canarc.  Canarc transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which Canarc distributed 11,950,577 Caza shares by way of a dividend in kind to Canarc’s shareholders on the basis of one share of Caza for every six shares of Canarc held by shareholders as of the dividend record date.  The property rights which were transferred from Canarc to Caza include Los Arrastres, Santiago and Santiago Fraction properties.  The plan of arrangement reduced operating expenses, as Canarc excluded the operating expenses of Caza and its Mexican subsidiary which holds the exploration rights to the Mexican gold properties.

The exploration concessions for the Benzdorp property expired in July 2007 and an application was submitted for a three year extension which had not been provided.  In the first quarter of fiscal 2009, Canarc decided not to pursue any further exploration efforts on the Benzdorp property and, accordingly, wrote off the Benzdorp property at December 31, 2008.

As at December 31, 2008, Canarc has mineral properties which are comprised of the following:

December 31, 2008
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,466	$ 12,071

	$ 3,605	$ 8,466	$ 12,071

Net recoveries of $116,000 were realized for the New Polaris project as Canarc rented its camp and facilities and equipment to a company which has an advanced neighbouring exploration project.

As for the Benzdorp property, expenditures of $179,000 were incurred during fiscal 2008 and was written off in the year.

At December 31, 2008, to maintain its interest and to fully exercise the options under various property agreements covering the property located in British Columbia (Canada), Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.

Form 20-F

Shares

New Polaris:
Net profit interest buyout	150,000

150,000

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

Canarc Resource Corp.

Form 20-F

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

Environmental Liabilities

The Registrant’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it operates have not yet fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of CAD$250,000 have been placed with regulatory agencies in respect to the Registrant’s major property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Registrant’s mineral property interests.

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

5.B     Liquidity and Capital Resources

The Registrant is in the exploration stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Registrant to obtain the necessary financing to complete the development and upon future profitable production.  The Registrant knows of no trends, demands, commitments, events or uncertainties that may result in the Registrant’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Registrant’s liquidity are substantially determined by the success or failure of the Registrant’s exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, the Registrant has endeavored to secure mineral properties that in due course could be brought into production to provide the Registrant with cash flow which would be used to undertake work programs on other projects.  To that end, the Registrant has expended its funds on mineral properties that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Registrant has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
(in $000s)	2008	2007

Cash and cash equivalents	$ 155	$ 633
Working capital	$ 194	$ 590

Ongoing operating expenses continue to reduce Canarc’s cash resources and working capital.

In the first quarter of 2008, Canarc did dispose of shares of Aztec, which generated cash proceeds of $203,000 to help satisfy the operating and working capital needs of Canarc.  Nominal proceeds of $12,000 were from the sale of remaining marketable securities in the second quarter of 2008.  In the latter half of 2008, proceeds of CAD$215,000 were received from the disposition of the subsidiary which holds the net profit interest in the Bellavista property.

In December 2007, Caza, a wholly-owned subsidiary at that time, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of Canarc.  The loans were repayable on demand and bore an interest rate of 9% per annum.  In June 2008, Canarc closed a Plan of Arrangement with Caza in which Caza was no longer a wholly-owned subsidiary of Canarc.

In December 2008, Canarc closed a non-brokered private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

As at March 31, 2009, Canarc has cash of $24,000 and a working capital of $91,000.

Canarc Resource Corp.

Form 20-F

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by Canarc’s shareholdings in Caza at CAD$0.25 per share.

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

5.E     Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the year ended December 31, 2008.

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

5.F     Tabular Disclosure of Contractual Obligations

Canarc Resource Corp.

Form 20-F

As the Registrant performs exploration on its properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2008:

			Payments Due by Period				Others
		Less than			More than			Number
	Total	1 year	1-3 years	3-5 years	5 years	Amount		of Shares

New Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-		150,000

Total	$ -	$ -	$ -	$ -	$ -	$ -		150,000

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

Canarc Resource Corp.

Form 20-F

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

The directors and senior management of the Registrant as of June 15, 2009 are:

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
HARRIS, Leonard (2) Colorado, U.S.A.

Retired;

Director of Alamos Gold Inc., Cardero Resource Corp., Solitario Exploration & Royalty Corp., Sulliden Exploration Inc., Endeavour Silver, Corp., IMA Exploration Inc., Golden Arrow Resources Corporation, Indico Resources Limited, Pediment Gold Corp., Castle Gold Corporation, and Aztec Metals Corp.

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

Canarc Resource Corp.

Form 20-F

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

During the fiscal period ended December 31, 2008, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$429,073.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal year ended December 31, 2008.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke Director, Chairman and CEO	2008	$10,500	Nil	$55,710	Nil	Nil	Nil	$18,500	$84,710
Derek Bullock Director	2008	Nil	Nil	$20,891	Nil	Nil	Nil	$8,000	$28,891
Leonard Harris Director	2008	Nil	Nil	$20,891	Nil	Nil	Nil	$8,000	$28,891
William Price Director	2008	Nil	Nil	$20,891	Nil	Nil	Nil	$8,000	$28,891
Bruce Bried (8) Director (since June 1, 2008); Former President and COO	2008	$4,805	Nil	$11,605	Nil	Nil	Nil	$13,659	$30,069
Garry D. Biles (9) President and COO (since June 1, 2008)	2008	$73,766	Nil	$18,567	Nil	Nil	Nil	$7,500	$99,833
Stewart Lockwood Secretary	2008	Nil	Nil	$3,712	Nil	Nil	Nil	$67,217 (10)	$70,929
Philip Yee Chief Financial Officer	2008	$34,614	Nil	$16,245	Nil	Nil	Nil	$6,000	$56,859

Notes:

(1)

Includes the dollar value of cash and non-cash base salary earned during a financial year covered.

(2)

The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan.  The grant date fair value has been calculated using the Black Scholes Model in accordance with Section 3870 of the CICA Handbook.

(3)

These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2008.

(4)

N/A.

(5)

N/A.

(6)

These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2008 and include directors fees, as applicable, and annual bonuses for prior year’s performance.  These annual bonuses were in the form of shares of Aztec Metals Corp. which have a deemed value of CAD$0.30 per share.

(7)

These amounts include dollar value of total compensation for the covered year.  This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.

Canarc Resource Corp.

Form 20-F

(8)

Bruce Bried resigned as President and Chief Operating Officer on May 31, 2008 and was appointed to the Board of Directors on June 1, 2008.

(9)

Garry Biles was appointed President and Chief Operating Officer on June 1, 2008.  Compensation for 2008 for Mr. Biles only includes the period in which he was President of the Company.

(10)

Legal fees charged to the Company by a law firm in which Stewart Lockwood is a partner.

The following table sets forth information concerning outstanding stock options under the Registrant’s Stock Option Plan as at December 31, 2008 to each director and officer of the Registrant.  No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2008:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2008 to December 31, 2008

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer, Chairman and Director	May 15, 2008	Common shares	400,000	$0.29	May 15, 2013
Derek Bullock Director	May 15, 2008	Common shares	125,000	$0.29	May 15, 2013
Leonard Harris Director	May 15, 2008	Common shares	125,000	$0.29	May 15, 2013
William Price Director	May 15, 2008	Common shares	125,000	$0.29	May 15, 2013
Bruce Bried Director (since June 1, 2008) Former President and Chief Operating Officer (from February 15, 2007 to May 31, 2008)	May 15, 2008	Common shares	125,000	$0.29	May 15, 2013
Garry Biles President and Chief Operating Officer (since June 1, 2008) Vice-President, Mining (from March 1, 2007 to May 31, 2008)	May 15, 2008	Common shares	200,000	$0.29	May 15, 2013
Stewart Lockwood Secretary	May 15, 2008	Common shares	40,000	$0.29	May 15, 2013
Philip Yee Chief Financial Officer and Vice-President (Finance)	May 15, 2008	Common shares	175,000	$0.29	May 15, 2013

Canarc Resource Corp.

Form 20-F

Note:

The above stock option grant is subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2008 fiscal year, no share appreciation rights for common shares were exercised by option holders who were directors or officers of the Registrant at the time of exercise.

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

During the fiscal year ended December 31, 2008, the Registrant granted stock options to directors for up to 900,000 common shares in which such options have an exercise price of CAD$0.29 and an expiry date of May 15, 2013 and are subject to vesting provision in which 20% of the options vest immediately and 20% vest every six months.

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2008 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Base Salary

Canarc Resource Corp.

Form 20-F

The Board approves ranges for base salaries for employees at all levels of the Registrant based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

The Registrant’s Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer and the Chief Financial Officer, are then submitted for approval by the Board.

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

Other Compensation

Bradford J. Cooke, CEO, Chairman and Director of the Registrant, is a party to an arrangement with Endeavour Silver Corp. (“Endeavour”) whereby Endeavour is reimbursed for time spent by Mr. Cooke on a cost recovery basis.  There are no specific terms relating to severance or notice beyond what may be provided by statute or common law.  During the financial year ended December 31, 2008, Canarc incurred CAD$10,500 in salary paid or payable to Endeavour for services rendered by Mr. Cooke.

Directors’ and Officers’ Liability Insurance

In fiscal 2008, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.  The policy has a $1,000,000 limit of liability, retentions ranging from $nil to $50,000, and a policy period from October 29, 2008 to October 29, 2009.

Performance Graph

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2003 and ending December 31, 2008.

Canarc Resource Corp.

Form 20-F

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

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers

Bradford Cooke	Endeavour Silver Corp.
Radius Gold Inc.
Caza Gold Corp.

Derek Bullock	IAMGOLD Corporation

Leonard Harris	Sulliden Exploration Inc.
Solitario Exploration & Royalty Corp.
Golden Arrow Resources Corporation
Pediment Gold Corp.
Endeavour Silver Corp.
Alamos Gold Inc.

Canarc Resource Corp.

Form 20-F

Castle Gold Corporation
Cardero Resource Corp.
IMA Exploration Inc.
Indico Resources Limited

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

Since January 1, 2007, the Registrant has held board meetings at least quarterly and at which the majority, if not all, Board members have attended, either in person or by telephone conference call, during the time in which they were directors of the Registrant.

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

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Registrant and its financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the Board and/or of its committees.  The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions.  Directors also consult from time to time with management and have, on occasion, visited the properties of the Registrant.  The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Registrant's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Registrant.  At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board of Directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO.  The Board is of the view that given the size of the Registrant, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the

Canarc Resource Corp.

Form 20-F

responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

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

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s Annual Information Form dated March 31, 2009.

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

6.D     Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada.  As of June 15, 2009, the Registrant had a staff of eight part time employees based in Vancouver, BC, Canada.

6.E     Share Ownership

Canarc Resource Corp.

Form 20-F

As at June 15, 2009, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman, Chief Executive Officer and Director	1,564,980	2.15%	200,000 750,000 100,000 50,000 175,000 200,000 750,000 400,000	$0.26 $0.27 $0.70 $0.35 $0.69 $0.54 $0.46 $0.29	September 30, 2009 June 23, 2010 October 25, 2009 June 30, 2010 June 29, 2011 June 15, 2012 September 26, 2012 May 15, 2013
Derek Bullock Director	5	0.00%	100,000 125,000 100,000 125,000	$0.70 $0.69 $0.54 $0.29	September 7, 2009 June 29, 2011 June 15, 2012 May 15, 2013
Leonard Harris Director	210,000	0.29%	100,000 200,000 125,000 100,000 125,000	$0.70 $0.35 $0.69 $0.54 $0.29	September 7, 2009 June 30, 2010 June 29, 2011 June 15, 2012 May 15, 2013
William Price Director	5,556,000	7.64%	200,000 125,000 100,000 125,000	$0.35 $0.69 $0.54 $0.29	June 30, 2010 June 29, 2011 June 15, 2012 May 15, 2013
Bruce Bried Director (since June 1, 2008); President and Chief Operating Officer (from February 15, 2007 to May 31, 2008)	150,000	0.21%	75,000 125,000 100,000 125,000	$0.69 $0.74 $0.54 $0.29	June 29, 2011 January 26, 2012 June 15, 2012 May 15, 2013
Garry Biles President and Chief Operating Officer (since June 1, 2008); Vice-President, Mining (from March 1, 2007 to May 31, 2008)	Nil	Nil	200,000 50,000 200,000	$0.74 $0.54 $0.29	January 26, 2012 June 15, 2012 May 15, 2013
Stewart Lockwood Secretary	85,174	0.12%	100,000 50,000 40,000 175,000	$0.35 $0.54 $0.29 $0.29	June 30, 2010 June 15, 2012 May 15, 2013 May 15, 2013

Canarc Resource Corp.

Form 20-F

Philip Yee Chief Financial Officer and Vice-President (Finance)	Nil	Nil	150,000 100,000 100,000 175,000	$0.35 $0.69 $0.54 $0.29	June 30, 2010 June 29, 2011 June 15, 2012 May 15, 2013

(1)

As at June 15, 2009, the Registrant had 72,704,505 common shares issued and outstanding.

(2)

Common shares.

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 15, 2009 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

200,000	$0.26	September 30, 1999	September 30, 2009
750,000	$0.27	June 23, 2000	June 23, 2010
200,000	$0.70	September 7, 2004	September 7, 2009
100,000	$0.70	October 25, 2004	October 25, 2009
1,140,000	$0.35	June 30, 2005	June 30, 2010
20,000	$0.40	December 5, 2005	December 5, 2010
1,200,000	$0.69	June 29, 2006	June 29, 2011
325,000	$0.74	January 26, 2007	January 26, 2012
1,085,000	$0.54	June 15, 2007	June 15, 2012
750,000	$0.46	September 26, 2007	September 26, 2012
1,765,000	$0.29	May 15, 2008	May 15, 2013

7,535,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates

500,000	$0.15	December 1, 2008	June 1, 2010

500,000	TOTAL

Canarc Resource Corp.

Form 20-F

Stock Option/Share Incentive Plan

The Registrant’s directors and shareholders have approved a Share Incentive Plan (the “Plan”).  The Plan was initially approved by the TSX in 1996.  The principal purposes of the Plan are to promote a proprietary interest in the Registrant among its directors, officers and employees; to retain, attract and motivate the qualified managers of the Registrant; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of the Registrant.

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant’s Plan allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,079,000 common shares are outstanding as at December 31, 2008, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

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

As at June 15, 2009, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Canarc Resource Corp.

Form 20-F

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	CDS & Co. Toronto, Ontario	35,301,335 (3), (4)	48.55%
Common Shares	CEDE & Co. New York, New York, U.S.A.	28,430,682 (3), (4)	39.10%
Common Shares	William Price (5) Redwood City, California, U.S.A.	5,556,000 (6)	7.64%
Common Shares	Officers and Directors as a group	7,566,159 (6)	10.41%

(1)

Common shares.

(2)

As at June 15, 2009, the Registrant had 72,704,505 common shares issued and outstanding.

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

(5)

As at June 15, 2009, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 7.64% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation.  William Price became a director of the Registrant at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of the Registrant.

(6)

William Price was elected to the Board of Directors at the Registrant’s annual general meeting held on May 31, 2005, and as at June 15, 2009, his shareholdings of 5,556,000 common shares are included in the 7,566,159 common shares held by officers and directors as a group.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of June 15, 2009 there were 72,704,505 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 439 registered holders of the Registrant’s common shares resident in the United States (71% of all registered holders) holding 36,093,901 common shares.  This number represents approximately 49.64% of the total issued and outstanding common shares of the Registrant at that date.

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

Canarc Resource Corp.

Form 20-F

7.B     Related Party Transactions

For the fiscal year ended December 31, 2008, the Registrant had transactions with related parties.

General and administrative costs during 2008 include:

-

CAD$Nil (2007 – CAD$Nil and 2006 - CAD$38,000) of consulting fees charged by a company controlled by a former director of the Registrant;

-

CAD$52,561 (2007 - CAD$120,987 and 2006 - CAD$99,208) of salaries paid to a director;

-

CAD$36,659 (2007 - CAD$35,604 and 2006 - CAD$40,000) to directors in their capacity as directors of the Registrant.  As at December 31, 2008, the Registrant accrued CAD$28,659 (2007 – CAD$Nil) in directors fees;

-

CAD$67,217 (2007 - CAD$106,316 and 2006 - CAD$159,594) in legal fees to a law firm in which a senior officer of the Registrant is a partner.  As at December 31, 2008, the Registrant owed CAD$32,859 (2007 – CAD$1,183) to the law firm;

-

CAD$272,572 (2007 - CAD$32,005 and 2006 - CAD$55,580) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2008, the Registrant was owed CAD$22,778 (2007 - $4,407) from such companies;  and

-

CAD$119,976 (2007 - CAD$35,273 and 2006 - $Nil) in office rent and salary allocations paid to a company sharing certain common directors.  As at December 31, 2008, the Registrant owed CAD$1,435 (2007 - $Nil) to the company.

In December 2007, the Registrant’s previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Registrant.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza is no longer a wholly-owned subsidiary of the Registrant.

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2008 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms

Canarc Resource Corp.

Form 20-F

respecting the extent of such participation.  Also, certain directors and officers of Canarc Resource Corp. are directors, officers and / or employees of Aztec Metals and Caza.  The interests of these companies may differ from time to time.  Items 4.D and 6.C provide further details.

7.C     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

8.A     Consolidated Statements and Other Financial Information

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)

Consolidated Balance Sheets as of December 31, 2008 and 2007;

(b)

Consolidated Statements of Operations and Comprehensive (Loss) Income for each of the years ended December 31, 2008, 2007, and 2006;

(c)

Consolidated Statements of Shareholders’ Equity for each of the years ended December 31, 2008, 2007, and 2006;

(d)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2008, 2007, and 2006;  and

(e)

Notes to the consolidated financial statements.

The Registrant is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on the Registrant’s financial position or profitability, including governmental proceedings pending or known to be contemplated.

Dividend Policy

On June 25, 2008, the Registrant proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Registrant’s interest in Caza was distributed to the shareholders of the Registrant.  Under the Arrangement, the Registrant transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which the Registrant distributed 11,950,577 Caza shares by way of a dividend in kind to the Registrant’s shareholders on the basis of one share of Caza for every six shares of the Registrant held by shareholders as of the dividend record date.

The Registrant has not, during its last five completed financial years, declared or paid any cash dividends on its common shares and does not currently intend to pay cash dividends.  Management intends for earnings, if any, to be retained to finance further growth and activities relating to the business of the Registrant.

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

8.B     Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2008 other than as disclosed in this Form 20-F.

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

Canarc Resource Corp.

Form 20-F

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)

2008	$0.44	$0.04
2007	$0.83	$0.33
2006	$0.95	$0.55
2005	$0.62	$0.31
2004	$1.10	$0.49

Quarter	High (CAD$)	Low (CAD$)

2009
1st Quarter	$0.10	$0.06

2008
4th Quarter	$0.11	$0.04
3rd Quarter	$0.30	$0.09
2nd Quarter	$0.31	$0.23
1st Quarter	$0.44	$0.23

2007
4th Quarter	$0.54	$0.33
3rd Quarter	$0.61	$0.40
2nd Quarter	$0.78	$0.52
1st Quarter	$0.83	$0.62

Month	High (CAD$)	Low (CAD$)

2009
May	$0.10	$0.07
April	$0.09	$0.07
March	$0.09	$0.07
February	$0.10	$0.08
January	$0.10	$0.06
2008
December	$0.06	$0.04

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

Canarc Resource Corp.

Form 20-F

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

11.

The BCBCA permits an unlimited authorized share capital, and shares may be created with or without par value.

12.

There are no residency requirements for directors under the BCBCA.

13.

Special Resolutions of shareholders can be passed by a minimum of a two-thirds majority at a meeting of shareholders.

14.

General meetings can be held outside British Columbia if the location is approved by resolution of the directors.

15.

The BCBCA provides for shareholder proposals to be made at general meetings.  Generally, shareholders holding at least 1% of the voting shares may submit proposals to the Registrant three months prior to the anniversary of the last annual general meeting of shareholders of the Registrant.

16.

Under the BCBCA, dividends may be declared out of profits, capital or otherwise.  As well, the BCBCA does not automatically make directors liable to the Registrant for the declaration of dividends while the Registrant is insolvent.

17.

The BCBCA does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders.

18.

The BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended.  Defense costs may also be advanced by a company in certain cases.

19.

All filings with the Registrar under the BCBCA must be made electronically.

20.

Directors’ and shareholders’ meetings may be held by any form of communications medium permitted under the Articles, including internet chat lines and telephones.  In addition, directors’ consent resolutions may be passed in the manner provided under the Articles, including e-mail.

21.

A company may provide financial assistance in connection with the purchase of its shares under the BCBCA.

22.

A company may, in limited circumstances, amalgamate with a foreign company under the BCBCA, without the requirement to first continue the second company into British Columbia.  Amalgamations do not require court approval, although court approval may still be requested.

23.

The requisite majority to pass a special resolution at a meeting of shareholders is a two-thirds majority.

24.

General meetings of shareholders may, if the location is approved by directors’ resolution, be held outside British Columbia.

25.

General Meetings of shareholders of the Registrant are required to be held each calendar year and not more than 15 months after the holding of the last preceding annual general meeting.

26.

Any offer by the Registrant to purchase or redeem its own shares, need not be made pro-rata to all the shareholders.

27.

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

28.

The Registrant’s name may be changed by ordinary resolution or resolution of the directors.

Canarc Resource Corp.

Form 20-F

29.

The removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

30.

The remuneration of the auditor of the Registrant may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

31.

A director of the Registrant may be removed as a director of the Registrant before the expiration of the director’s term of office pursuant to an ordinary resolution of the shareholders.

For further information, refer to the full text of the Notice of Articles and Articles of the Registrant, which are available online at www.sedar.com as part of the Registrant’s publicly available filings under the heading “Other”, as filed on November 10, 2005.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan which was approved at the Registrant’s annual and extraordinary meeting held in May 2005, and ratified and confirmed in April 2008.

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

Exchange Option

Under certain circumstances, the board of directors of the Registrant can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Registrant in lieu of common shares.  The board of directors of the Registrant can also determine to issue in exchange for the rights, but without payment of the exercise price, common shares having a value equal to the exercise price or other securities or assets of the Registrant having the same value.

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

Canarc Resource Corp.

Form 20-F

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

10.C     Material Contracts

On June 25, 2008, the Registrant closed the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Registrant’s interest in Caza was distributed to the shareholders of the Registrant.  Items 5.A and 8.A provides further details.

For the two years immediately preceding June 15, 2009, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F.  For a description of those contracts entered into in the ordinary course of business refer to Items 4.B and 4.D.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2008 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance

Canarc Resource Corp.

Form 20-F

with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has identified the following weakness in its internal controls:

In common with many other smaller companies, the Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.  The Registrant shall engage the services of an external accounting firm, which is independent of the Registrant’s current auditors, to assist in applying complex areas of accounting as needed.  In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting.  Notwithstanding this weakness, management concluded that the financial statements for the year ended December 31, 2008 fairly present the Company’s financial position and the results of its operations for the year then ended.

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

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2008 Fiscal Year (CAD$)	2007 Fiscal Year (CAD$)

(a) Audit Fees	$50,000	$82,000

(b) Audit-Related Fees	Nil	$9,000

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2009, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2009 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2009, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

Canarc Resource Corp.

Form 20-F

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F     Change in Registrant’s Certifying Accountant

Not applicable.

16.G     Corporate Governance

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 20, 2009, except as to Note 15 which is as of June 15, 2009 and Note 16 which is as of May 7, 2009.	79
1.2 Report of Independent Registered Public Accounting Firm dated March 14, 2008, except as to Note 15 which is as of July 11, 2008.	80
1.3 Consolidated balance sheets as at December 31, 2008 and 2007 together with the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008, 2007 and 2006.	81

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

ITEM 19.     EXHIBITS

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005

Canarc Resource Corp.

Form 20-F

1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	119
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	76
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	77
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	120
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	120
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC in July 2008
15-2	New Polaris Project, Preliminary Assessment (dated October 4, 2007)	Previously filed on Form 6-K with the SEC on October 12, 2007
15-3	Report on the 2007 Exploration Program on the Los Arrastres Property (dated March 15, 2008)	Previously filed on Form 6-K with the SEC in July 2008
15-4	Summary Report on the Benzdorp Project Suriname (dated March 22, 2008)	Previously filed on Form 6-K with the SEC in July 2008

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of June 29, 2009.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

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

DATED at Vancouver, British Columbia, Canada, as of June 29, 2009.

/s/     Bradford J. Cooke

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

DATED at Vancouver, British Columbia, Canada, as of June 29, 2009.

/s/     Philip Yee

Philip Yee, Chief Financial Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2008, 2007 and 2006

Canarc Resource Corp.

Form 20-F

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Canarc Resource Corp.

We have audited the consolidated balance sheet of Canarc Resource Corp. as at December 31, 2008 and the consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and for the years ended December 31, 2007 and 2006 were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated March 14, 2008.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 20, 2009, except as to Note 15 which is as of June 15, 2009 and Note 16 which is as of May 7, 2009.

COMMENTS BY AUDITORS FOR UNITED STATES READERS – US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 20, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 20, 2009, except as to Note 15 which is as of June 15, 2009 and Note 16 which is as of May 7, 2009.

Canarc Resource Corp.

Form 20-F

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 CanadaTelephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canarc Resource Corp.

We have audited the accompanying consolidated balance sheet of Canarc Resource Corp. as of December 31, 2007 and the consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canarc Resource Corp. as of December 31, 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2(o) to the consolidated financial statements, the Company changed its method of accounting for certain financial instruments in 2007.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2008, except as to note 15
which is as of July 11, 2008

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 155	$ 633
Marketable securities (Note 5)	-	16
Receivables and prepaids	295	526
Royalty receivable - current portion (Note 6(c)(i))	50	50
Total Current Assets	500	1,225
NON-CURRENT ASSETS
Mineral properties (Note 6)	12,071	18,629
Equipment (Note 7)	3	8
Royalty receivable - long-term portion (Note 6(c)(i))	88	127
Long-term investments (Note 8)	167	126
Total Non-Current Assets	12,329	18,890
Total Assets	$ 12,829	$ 20,115

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 306	$ 331
Notes payable (Note 10)	-	304
Total Liabilities	306	635

SHAREHOLDERS' EQUITY
Share capital (Note 9(a))	55,349	55,289
Contributed surplus	2,217	2,014
Accumulated other comprehensive income	-	(28)
Deficit	(45,043)	(37,795)
Total Shareholders' Equity	12,523	19,480
Total Liabilities and Shareholders' Equity	$ 12,829	$ 20,115

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 6)
Subsequent event (Note 16)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

William Price

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2008	2007	2006

Expenses:
Amortization	$ 2	$ 2	$ 3
Corporate development	17	65	294
Employee and director remuneration (Note 11)	350	618	429
Foreign exchange loss (gain)	77	(198)	(14)
General and administrative (Note 11)	348	592	337
Shareholder relations	121	198	307
Stock-based compensation (Note 9(b))	203	442	454

Loss before the undernoted	(1,118)	(1,719)	(1,810)

Equity loss from investment in affiliated company	-	-	(6)
(Loss) gain on disposition of marketable securities	(32)	1,152	1,598
Gain on disposition of long-term investment (Note 8)	228	-	-
Gain from disposition of subsidiary (Notes 6(b) and (c)(i))	221	-	600
Investment and other income	2	28	81
Accretion of royalty receivable (Note 6(c)(i))	11	15	-
Write-down of marketable securities	-	-	(30)
Write-off of mineral properties (Note 6(c)(ii))	(6,275)	-	-

(Loss) income before income tax	(6,963)	(524)	433

Future income tax recovery (Note 9(a)(ii))	-	2,039	-

Net (loss) income for the year	(6,963)	1,515	433

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	(3)	289	-
Realized gain on sale of available-for-sale securities	32	(1,152)	-
Foreign exchange on unrealized gain	-	68	-
Foreign exchange on realized gain	(1)	(70)	-

Comprehensive (loss) income for the year	$ (6,935)	$ 650	$ 433

Basic and diluted (loss) earnings per share	$ (0.10)	$ 0.02	$ 0.01

Weighted average number of common shares outstanding	71,793,931	69,907,839	63,462,293

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars)

	Years ended December 31,
		2008			2007			2006
	Shares		Amount	Shares		Amount	Shares		Amount

Common shares:
Balance, beginning of year	71,734,505		$ 55,289	68,470,476		$ 55,629	58,545,115		$ 49,150
Issued:
Private placement (Note 9(a))	1,000,000		77	2,200,000		1,039	9,380,361		6,201
Property acquisition (Notes 6(d)(iii) and (v))	-		-	45,000		24	-		-
Exercise of options	-		-	830,000		530	545,000		278
Exercise of share appreciation rights	-		-	189,029		106	-		-
Provision for flow-through shares (Note 9(a)(ii))	-		-	-		(2,039)	-		-
Write-off of mineral properties (Note 6(d)(iii))	(30,000)		(17)	-		-	-		-
Balance, end of year	72,704,505		55,349	71,734,505		55,289	68,470,476		55,629

Contributed surplus:
Balance, beginning of year			2,014			1,855			1,502
Exercise of options			-			(177)			(101)
Fair value of stock options recognized			203			405			454
Fair value of share appreciation rights			-			(69)			-
Balance, end of year			2,217			2,014			1,855

Accumulated other comprehensive income:
Balance, beginning of year			(28)			-			-
Adoption of new accounting policy
for available-for-sale securities (Note 2(o))			-			837			-
Unrealized (loss) gain on available-for-sale securities			(3)			289			-
Realized loss (gain) on sale of available-for-sale securities			32			(1,152)			-
Foreign exchange on unrealized gain on available-for-sale securities			-			68			-
Foreign exchange on realized gain on available-for-sale securities			(1)			(70)			-
Balance, end of year			-			(28)			-

Deficit:
Balance, beginning of year			(37,795)			(39,272)			(39,705)
Adoption of new accounting policy for royalty receivable (Note 2(o))			-			(38)			-
Disposition of subsidiaries pursuant to plan of arrangement (Note 13)			78			-			-
Dividends pursuant to plan of arrangement (Note 13)			(363)			-			-
Net (loss) income for the year			(6,963)			1,515			433
Balance, end of year			(45,043)			(37,795)			(39,272)

Total Shareholders' Equity			$ 12,523			$ 19,480			$ 18,212

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2008	2007	2006

Cash provided from (used for):

Operations:
Net (loss) income for the year	$ (6,963)	$ 1,515	$ 433
Items not involving cash:
Amortization	2	2	3
Employee remuneration	58	-	-
Equity loss from investment in affiliated company	-	-	6
Loss (gain) on disposition of marketable securities	32	(1,152)	(1,598)
Gain on disposition of long-term investment	(228)	-	-
Gain on disposition of subsidiary (Notes 6(b) and (c)(i))	(221)	-	(600)
Future income tax recovery	-	(2,039)	-
Accretion of royalty receivable (Note 6(c)(i))	(11)	(15)	-
Stock-based compensation	203	442	454
Unrealized currency translation loss	22	(47)	(9)
Write-down of marketable securities	-	-	30
Write-off of mineral property (Note 6(c)(ii))	6,275	-	-
	(831)	(1,294)	(1,281)
Changes in non-cash working capital items:
Receivables and prepaids	180	(106)	(57)
Accounts payable and accrued liabilities	51	96	-
Cash used by operating activities	(600)	(1,304)	(1,338)

Financing:
Issuance of common shares	77	1,392	6,378
Proceeds from notes payable	-	304	-
Cash from financing activities	77	1,696	6,378

Investing:
Proceeds from disposal of marketable securities	12	1,690	2,452
Proceeds from royalties and debt settlement (Note 6(c)(i))	50	50	450
Proceeds from disposition of subsidiary (Note 6(b))	204	-	-
Acquisition of marketable securities	-	(13)	(498)
Mineral properties, net of recoveries	(79)	(3,696)	(5,666)
Cash of subsidiaries pursuant to plan of arrangement (Note 13)	(345)	-	-
Equipment	-	(3)	-
Long-term investments (Note 8)	203	(54)	-
Cash from (used by) investing activities	45	(2,026)	(3,262)

(Decrease) increase in cash and cash equivalents	(478)	(1,634)	1,778
Cash and cash equivalents, beginning of year	633	2,267	489

Cash and cash equivalents, end of year	$ 155	$ 633	$ 2,267

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2008	2007	2006

Non-cash financing and investing activities:

Dividends issued pursuant to plan of arrangement (Note 13)	$ 363	$ -	$ -

Shares returned to treasury from disposition
of mineral property interest (Note 6(d)(iii))	17	-	-

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	-	69	-
Stock options	-	177	101

Issuance of shares for property acquisitions	-	24	-

Mineral exploration tax credit, receivable on mineral properties	-	315	-

Income taxes paid	-	-	-

Interest paid	-	-	-

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature and Continuance of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 6(e) and 6(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $45,043,000 at December 31, 2008.  Furthermore, the Company has working capital of $194,000 as at December 31, 2008, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its integrated subsidiaries, all of which are wholly-owned except for:

-

Aztec Metals Corp. (“Aztec”), in which the Company held a 13% interest as at December 31, 2008 (2007 – 17%) and such investment is accounted for using the cost method;

-

Carib Industries Ltd., in which the Company previously held a 78.5% interest and was consolidated but was disposed of in fiscal 2008 (Note 6(b));

-

Caza Gold Corp. (“Caza”), in which the Company previously held a 100% interest and was consolidated but was divested to a 11% interest as at December 31, 2008 pursuant to a plan of arrangement (Note 13) and such investment was accounted for using the cost method;

-

Minera Canarc de Mexico SA de CV, in which the Company previously held a 100% interest and was consolidated but was transferred to Caza in fiscal 2008 pursuant to a plan of arrangement (Note 13);  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

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

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Refer to Note 2(o) for change in accounting policy effective January 1, 2007.

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

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(o)(i).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(g)

Stock-based compensation plan:

The Company has a stock option plan which is described in Note 9(b).  The Company records all stock-based payments using the fair value method.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital.

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

(h)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at December 31, 2008 or 2007.

(i)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(j)

Foreign currency translation:

The Company uses the United States dollar as its functional and reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the consolidated statement of operations in the year in which they occur.

(k)

Flow-through shares:

A provision at the date of the actual renunciation is recognized by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company.

(l)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to collectibility of receivables, balances of accrued liabilities, impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(m)

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

(n)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent they are considered more likely than not to be realized.  The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Changes in accounting policies:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  The new standards have been adopted on a prospective basis with no restatement of prior year financial statements.

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

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.  Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

All financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current year net earnings;

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

•

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the year in which they arise;  and

•

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the year in which they arise.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Changes in accounting policies:     (continued)

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement     (continued)

In accordance with the new standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption on January 1, 2007.

The Company’s royalty receivable from disposition of subsidiary (Note 6(c)(i)) is classified as loans and receivables.  It is measured at amortized cost and is amortized to interest income using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption on January 1, 2007.

Its investments in shares of Aztec and Caza are classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The Company has classified its cash and cash equivalents as held-for-trading, receivables as loans and receivables, and accounts payable and accrued liabilities and notes payable as other financial liabilities.

(ii)

CICA Handbook Section 3865 - Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company does not have any hedges.

(iii)

CICA Handbook Section 1530 - Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a year from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and “other comprehensive income” in the consolidated statement of operations.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Changes in accounting policies:     (continued)

(iv)

Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.  The new section is effective for the Company on January 1, 2008.  Note 3 provides further details.

(v)

Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”.  These sections replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”.  Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performance, nature and extent of risks arising from financial instruments, and how the entity manages those risks.  Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The new sections are effective for the Company on January 1, 2008.  Note 4 provides further details.

(vi)

Going concern:

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going concern.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The new section is effective for the Company on January 1, 2008.  The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

(p)

New Accounting Pronouncements:

(i)

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company on January 1, 2009.  The Company has no goodwill or intangible assets as of December 31, 2008.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

New Accounting Pronouncements:     (continued)

(ii)

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five-year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of capital stock.  The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company defines its capital as capital stock.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this financing due to the current difficult conditions.  The Company believes that it has sufficient funds and additional receivables to fund its working capital at year end but would continue to rely on equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming year.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes commodity price risk, foreign exchange risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows:

The fair values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality Canadian financial institutions.  Any receivables from government usually bear no risk.  The Company does not have financial assets that are invested in asset-backed commercial paper.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 6(c)(i)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and cash equivalents, if any, and its ability to raise equity financings.  The Company believes that these sources may be sufficient to cover the likely short-term cash requirements and commitments, if any.

Accounts payable and accrued liabilities are due within the current operating year.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(i)

Commodity price risk:

The value of the Company's mineral properties is dependent on the price of gold and the outlook for this precious mineral.  The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for this precious metal historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(ii)

Foreign exchange risk:

The Company’s mineral properties and operations are in Canada and Suriname, and would subject it to foreign currency fluctuations including currency transaction risk and currency translation risk.  A certain portion of its operating expenses are incurred in Canadian dollars and Surinamese dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets and shareholders’ equity as its financial statements are stated in U.S. dollars.  The Canadian dollar fluctuates and floats with the U.S. dollar.  The Suriname dollar is tied to a U.S. dollar-dominated currency basket and has only changed nominally from 2.768 to 2.730 since 2004 and has remained unchanged at 2.730 in 2008.

At December 31, 2008, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars
(stated in U.S. dollars)

Cash	$ 155
Receivables and prepaids	292
Accounts payable and accrued liabilities	(263)

Net financial assets	$ 184

Based upon the above net exposure as at December 31, 2008 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $18,400 in the Company’s net earnings.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(iii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year-end.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Marketable Securities

	2008	2007

Investment in shares of companies, at cost	$ -	$ 44
Unrealized foreign exchange losses	-	(2)
Unrealized loss in market values	-	(26)
	$ -	$ 16

In the second quarter of fiscal 2008, the Company disposed of all its remaining shares in marketable securities.  The quoted market value of shares of companies was $16,000 at December 31, 2007.

6.

Mineral Properties

		2008			2007
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 6(a)(i))	$ 3,605	$ 8,466	$ 12,071	$ 3,605	$ 8,582	$ 12,187

Suriname:
Benzdorp (Note 6(c)(ii))	-	-	-	301	5,795	6,096

Mexico:
Los Arrastres (Note 6(d)(ii))	-	-	-	125	95	220
Providencia (Note 6(d)(iii))	-	-	-	17	8	25
Santiago (Note 6(d)(iv))	-	-	-	60	34	94
Santiago Fraction (Note 6(d)(v))	-	-	-	7	-	7

	$ 3,605	$ 8,466	$ 12,071	$ 4,115	$ 14,514	$ 18,629

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2008 include a reclamation bond for CAD$250,000.

(ii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company held a net profit interest in the Bellavista property, which was located near San Jose, Costa Rica.  A property agreement giving Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) the right to earn a 100% working interest in the property called for pre-production payments which ended in fiscal 2005.  The Company had a net profit interest in Bellavista in which the Company was entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commenced.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments were repaid.

In July 2008 as amended in December 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(i)

Sara Kreek:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2008.

Present value of expected cash flows from royalties as at January 1, 2007	$ 212
Add: Accretion for the year	15
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2007	177
Add: Accretion for the year	11
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2008	138
Less: Current portion of royalty receivable as at December 31, 2008	(50)
Long-term portion of royalty receivable as at December 31, 2008	$ 88

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005, a further amendment to the option agreement was made that extended the date by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2008, the Company did not complete a feasibility study.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company had ceased all exploration work on the concessions in August 2007, and had elected to write-off its investment in the Benzdorp property at December 31, 2008.

(d)

Mexico:

(i)

Los Angeles:

In April 2008, the Company entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a four-year period and issuing $50,000 in shares of the Company over a twelve-month period.  The vendors retained a 3% net smelter return (“NSR”).  The Company made an initial payment of US$15,000 upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

(ii)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(iii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a deemed value of CAD$0.63 per share in 2007.  The vendors retained a 2 ½ % NSR, and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five-day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares, which were originally issued, were returned to treasury and cancelled.

(iv)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

(v)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Company issued 15,000 common shares at a deemed value of CAD$0.45 per share in 2007.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 13).

(e)

Expenditure options:

As at December 31, 2008, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

Shares

New Polaris (Note 6(a)(i)):
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

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

(g)

Realization:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(h)

Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.

Equipment

		2008			2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Equipment	$ 140	$ 137	$ 3	$ 143	$ 135	$ 8

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.

Long-Term Investments

In May 2007, the Company exercised its warrants for 500,000 common shares of Aztec at an exercise price of CAD$0.12.  As at December 31, 2008, the Company had an interest of 13% (2007 - 17%) in Aztec.

In 2008, the Company disposed of 815,000 shares of Aztec for proceeds of $228,000 which reduced the Company’s interest in Aztec to 13%.

As at December 31, 2008, the Company held 2,396,050 Caza shares (2007 – 100 Caza shares) representing approximately 11% interest (2007 – 100%) in Caza.  The Company closed the Plan of Arrangement (Note 13) with Caza in June 2008.

9.

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

(i)

In December 2008, the Company closed a non-brokered private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

In May 2008, the Company wrote-off the Providencia property and 30,000 shares which were previously issued on acquisition were returned to treasury and cancelled.  Note 6(d)(iii) provides further details.

(ii)

In March 2007, the Company renounced CAD$7 million in exploration expenditures from the proceeds of the flow-through private placements in 2006, resulting in a future income tax liability of approximately $2 million.

In July 2007, the Company closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

The Company issued 45,000 common shares for property acquisitions (Notes 6(d)(iii) and (v)).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

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

In October 2006, the Company closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  Finders’ fees comprised of CAD$208,196 in cash and 247,800 warrants were issued;  each warrant was exercisable to acquire one non-flow through common share at CAD$0.82 until October 18, 2007 and a fair value of CAD$44,604 which have been recorded in share capital on a net basis.

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

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,079,000 common shares are outstanding as at December 31, 2008.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	7,074,000	$0.54	7,929,000	$0.54	6,984,000	$0.50
Granted	1,800,000	$0.29	2,190,000	$0.54	1,490,000	$0.69
Exercised	-	-	(830,000)	$0.44	(545,000)	$0.37
Converted to stock appreciation
rights on exercise	-	-	(410,000)	$0.37	-	-
Forfeited	(75,000)	$0.53	(760,000)	$0.58	-	-
Expired	(720,000)	$0.55	(1,045,000)	$0.71	-	-
Outstanding, end of year	8,079,000	$0.48	7,074,000	$0.54	7,929,000	$0.54

Exercise price range (CAD$)	$0.25 - $1.00		$0.25 - $1.00		$0.17 - $1.00

The following table summarizes information about stock options exercisable and outstanding at December 31, 2008:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	Dec 31, 2008	(Number of Years)	(CAD$)	Dec 31, 2008		(CAD$)

$0.25 - $0.49	4,679,000	3.3	$0.33	3,620,000		$0.34
$0.50 - $0.74	2,920,000	2.8	$0.64	2,670,000		$0.65
$1.00	480,000	0.1	$1.00	480,000		$1.00
	8,079,000	2.9	$0.48	6,770,000		$0.51

At December 31, 2008, 8,079,000 options are outstanding of which 6,770,000 options are exercisable and expire at various dates from February 17, 2009 to May 15, 2014, with a weighted average remaining life of 2.9 years.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

During the year ended December 31, 2008, the Company recognized stock-based compensation of $203,000 (2007 - $405,115 and 2006 - $454,177) based on the fair value of options granted that were earned by the provision of services during the year, and recognized share appreciation rights of $Nil (2007 - $37,181 and 2006 - $Nil).  Stock-based compensation is segregated between directors and employees as follows:

	2008	2007	2006

Directors	$ 79	$ 40	$ 212
Employees	124	365	242

	$ 203	$ 405	$ 454

For the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

Options for 1.8 million shares, which were granted in May 2008, are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

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

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2008	2007	2006

Fair value of options vested during the year	$0.21	$0.18	$0.30

Risk-free interest rate	2.59%	3.31%	3.32%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	57%	54%	66%
Expected option life in years	4	4	4

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(c)

Warrants:

At December 31, 2008, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	December 31, 2008

$0.65	July 24, 2008	1,100,000	-	-	(1,100,000)	-
$0.15	June 1, 2010	-	500,000	-	-	500,000

		1,100,000	500,000	-	(1,100,000)	500,000

At December 31, 2007, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007

$0.82	March 17, 2007	231,000	-	-	(231,000)	-
$1.25	October 18, 2007	2,150,000	-	-	(2,150,000)	-
$0.82	October 18, 2007	247,800	-	-	(247,800)	-
$0.95	October 18, 2007	350,000	-	-	(350,000)	-
$0.65	July 24, 2008	-	1,100,000	-	-	1,100,000

		2,978,800	1,100,000	-	(2,978,800)	1,100,000

At December 31, 2006, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006

$0.82	March 17, 2007	-	231,000	-	-	231,000
$1.25	October 18, 2007	-	2,150,000	-	-	2,150,000
$0.82	October 18, 2007	-	247,800	-	-	247,800
$0.95	October 18, 2007	-	350,000	-	-	350,000

		-	2,978,800	-	-	2,978,800

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(d)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2008	72,704,505
Property agreements (Note 6(e))	150,000
Stock options (Note 9(b))	8,079,000
Warrants (Note 9(c))	500,000

Fully diluted, December 31, 2008	81,433,505

(e)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

10.

Notes Payable

In December 2007, the Company’s previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza is no longer a wholly-owned subsidiary of the Company (Note 13).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.

Related Party Transactions

General and administrative costs during 2008 include:

-

CAD$Nil (2007 – CAD$Nil and 2006 - CAD$38,000) of consulting fees charged by a company controlled by a former director of the Company;

-

CAD$52,561 (2007 - CAD$120,987 and 2006 - CAD$99,208) of salaries paid to a director;

-

CAD$36,659 (2007 - CAD$35,604 and 2006 - CAD$40,000) to directors in their capacity as directors of the Company.  As at December 31, 2008, the Company accrued CAD$28,659 (2007 – CAD$Nil) in directors fees;

-

CAD$67,217 (2007 - CAD$106,316 and 2006 - CAD$159,594) in legal fees to a law firm in which a senior officer of the Company is a partner.  As at December 31, 2008, the Company owed CAD$32,859 (2007 – CAD$1,183) to the law firm;

-

CAD$272,572 (2007 - CAD$32,005 and 2006 - CAD$55,580) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2008, the Company was owed CAD$22,778 (2007 - $4,407) from such companies;  and

-

CAD$119,976 (2007 - CAD$35,273 and 2006 - $Nil) in office rent and salary allocations paid to a company sharing certain common directors.  As at December 31, 2008, the Company owed CAD$1,435 (2007 - $Nil) to the company.

Details of transactions with Aztec and Caza are provided in Note 8, and notes payables for Caza are provided in Note 10 and the Plan of Arrangement in Note 13.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 6.

13.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 6(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  As at December 31, 2008, the Company holds 2,396,050 Caza shares representing approximately 11% interest in Caza.  The property interests which were transferred from the Company to Caza include La Angeles, Los Arrastres, Santiago and Santiago Fraction properties.

The Company believes the Arrangement and spin-off is not material to the Company, therefore, disclosure on discontinued operations is not being presented.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Plan of Arrangement     (continued)

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company’s shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

14.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

Canadian statutory tax rates	31.50%	34.12%	36.12%

Expected recovery	$ (2,194)	$ (179)	$ (292)
Permanent differences	64	(58)	26
Benefit of tax attributes and other items	225	845	406
Write-off of mineral properties	1,977	-	-
Change in valuation allowance	(72)	(2,647)	(140)

Income tax recovery	$ -	$ (2,039)	$ -

The significant components of the Company’s future income tax assets as at December 31, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets:
Resource properties	$ (653)	$ (599)
Equipment	259	305
Share issue costs	55	113
Non-capital losses	1,128	1,051
Capital losses	21	29
Total future income tax assets	810	899
Valuation allowance	(810)	(899)
Future income tax assets, net	$ -	$ -

At December 31, 2008, the Company has non-capital losses for Canadian tax purposes of approximately $4.3 million which expire on various dates to 2028, and Canadian capital losses of approximately $157,000 which are without expiry.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

(a)

Unrealized holding gains and losses on marketable securities:

For Canadian GAAP prior to fiscal 2007, marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation, such share investments were carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments were carried at the lower of cost plus accrued interest and quoted market value.  For Canadian GAAP effective January 1, 2007, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains recorded in net earnings (2007 - $1,152,000) and unrealized gains (2007 - $289,000) recorded in other comprehensive income.  Under U.S. GAAP, marketable securities then considered trading securities would be recorded at market value with any unrealized gains or losses (2006 - $357,800 gain) being recorded in operations for the year ending December 31, 2006.  Marketable securities in fiscal 2007 are classified as available-for-sale securities for U.S. GAAP.

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

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(d)

Asset retirement obligations:

The Company considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Company’s financial statements, based on the current stage of its mineral properties.

(e)

Write-off of equipment and write-down of mineral properties:

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties (2008 - $1,598,000;  2007 - $1,719,000;  2006 - $1,810,000).

(f)

Divestiture of interests in subsidiaries:

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Pursuant to Staff Accounting Bulletin Topic 5.H. changes in a parent company’s proportionate share of subsidiary’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.  Accordingly, the deemed gain on disposition of Aztec Metals, which is an enterprise in the development stage, for Canadian GAAP purposes due to Aztec Metals issuing shares to third parties is recorded as an equity transaction for U.S. GAAP purposes.

(g)

Flow-through equity financings:

The Company raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For U.S. GAAP purposes, the Company has interpreted SFAS 94 and FRC 203.02 to require that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within financing activities.

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

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(h)

Unit offerings:

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments.  Under U.S. GAAP, the Company is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity instruments.  The fair value of the share purchase warrants was determined using the Black-Scholes method based on the following factors:

	2008	2007	2006

Risk-free interest rate	1.54%	3.28%	2.88%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	87%	35%	64%
Expected life of warrants in years	1.5	1	1

The weighted average fair value of warrants issued during the year ended December 31, 2008 was $0.02 per warrant (2007 - $0.04 and 2006 - $0.09).

Under U.S. GAAP, share capital would be reduced and contributed surplus would be increased by an additional $12,000 at December 31, 2008 (2007 - $43,000 and 2006 - $232,000) to reflect the relative fair values of the shares and warrants.

(i)

Stock-based compensation:

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation".  SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees".  SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  In calculating compensation to be recognized, SFAS 123R requires the Company to estimate future forfeitures.  Prior to adoption of SFAS 123R, the Company's accounting for stock-based compensation for U.S. GAAP purposes was consistent with that used for Canadian GAAP.  For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur.  Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for U.S. GAAP purposes under SFAS 123R is $25,000 less (2007 - $90,000 and 2006 - $Nil) than the amount recorded for Canadian GAAP purposes with corresponding reductions in the balance of contributed surplus.

Under U.S. GAAP, employee and director remuneration would be reported as 2008 - $528,000 (2007 - $970,000 and 2006 - $883,000) as it would include the stock-based compensation expense reported separately for Canadian GAAP.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(j)

Comprehensive income:

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130, Reporting Comprehensive income.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include items such as unrealized gain or loss and certain foreign currency translation gains and losses.  For the year ended December 31, 2006, comprehensive loss equals the loss for the year.  Under Canadian GAAP, comprehensive income is applicable on January 1, 2007.

(k)

Consolidated statement of cash flows:

Under Canadian GAAP, the Company has included a subtotal in cash flows from operating activities.  Under U.S. GAAP, no such subtotal would be disclosed.

(l)

Uncertainty in income taxes:

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, was adopted by the Company on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

(m)

Fair value measurement:

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements.  The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007.  The adoption of this Interpretation did not result in a material impact on the Company’s consolidated financial position or results of operations.

In February 2008, FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

As of December 31, 2008, the Company adopted SFAS No. 157, and the adoption did not have a material impact on its financial condition, results of operations, or cash flows.  The Company is still evaluating the impact of the items deferred by FSP FAS 157-2.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(n)

Fair value option for financial assets and liabilities:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting.  This statement is effective for fiscal years beginning after November 15, 2007.  Retrospective application to fiscal years preceding the effective date is prohibited.  The adoption of the statement did not result in a material impact on the Company’s consolidated financial position or results of operations.

(o)

Impact of recent United States accounting pronouncements:

(i)

In December 2007, the FASB issued SFAS 160, Non-controlling interests in consolidated financial statements.  This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions.  This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date.  The adoption of this Statement is not expected to have a significant effect on the Company’s results of operations or financial position.

(ii)

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

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed.  Goodwill is allocated to the acquirer and the non-controlling interest.

The statement is effective for business combination transactions occurring in periods beginning on or after December 15, 2008.  The Company will assess the impact of this Statement if and when a future acquisition occurs.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(o)

Impact of recent United States accounting pronouncements:     (continued)

(iii)

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows.  SFAS 161 is effective for fiscal years after November 15, 2008.  Early adoption is permitted.  The Company does not believe the adoption of SFAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

(iv)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities.  SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.  The Company does not expect adoption of this Statement to have a material impact on results of operations, cash flows or financial position.

(v)

In May 2009, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 165, Subsequent Events (“SFAS 165”).  This Statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This Statement is effective for interim and annual periods ending after June 15, 2009 and as such, the Company will adopt this standard in the first quarter of fiscal year 2010.  The Company is currently assessing the impact of the adoption of SFAS 165, if any, on its financial position, results of operations or cash flows.

(vi)

In April 2008, FASB issued FASB staff position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, “Goodwill and Other Intangible Assets”.  This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  Early adoption is prohibited.  The Company is currently evaluating the impact, if any, that FSP FAS 142-3 will have on its financial position, results of operations, or cash flows.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(p)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

	December 31,
	2008	2007

Total Assets under Canadian GAAP
	$ 12,829	$ 20,115
Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 15(c))	(8,466)	(14,514)
Royalty receivable (Note 15(b))	12	23

Total Assets under U.S. GAAP	$ 4,375	$ 5,624

	December 31,
	2008	2007

Share capital under Canadian GAAP	$ 55,349	$ 55,289
Adjustments to reconcile to U.S. GAAP:
Provision for flow-through shares (Note 15(g))	2,182	2,182
Fair value of share purchase warrants (Note 15(h))	(287)	(275)
Adjustment for flow through shares (Note 15(g))	(111)	(111)

Share capital under U.S. GAAP	$ 57,133	$ 57,085

	December 31,
	2008	2007

Contributed surplus under Canadian GAAP	$ 2,217	$ 2,014
Adjustments to reconcile to U.S. GAAP:
Forfeiture of stock options (Note 15(i))	(115)	(90)
Gain on dilution of long term investment (Note 15(f))	621	621
Fair value of share purchase warrants (Note 15(h))	287	275

Contributed surplus under U.S. GAAP	$ 3,010	$ 2,820

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

	December 31,
	2008	2007

Deficit under Canadian GAAP	$ (45,043)	$ (37,795)
Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 15(c))	(8,466)	(14,514)
Royalty receivable (Note 15(b))	12	23
Future income tax recovery (Note 15(g))	(2,182)	(2,182)
Forfeiture of stock options (Note 15(i))	115	90
Gain on dilution from long term investment (Note 15(f))	(621)	(621)
Adjustment for flow through shares (Note 15(g))	111	111

Deficit under U.S. GAAP	$ (56,074)	$ (54,888)

	Years ended December 31,
	2008	2007	2006

(Loss) income for the year under Canadian GAAP	$ (6,963)	$ 1,515	$ 433

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities (Note 15(a))	-	(837)	358
Mineral property exploration costs recovered (incurred)
in the year (Note 15(c))	116	(3,196)	(5,666)
Deferred exploration costs included in write-down
of mineral properties (Note 15(c))	5,795	-	-
Forfeiture of stock options (Note 15(i))	25	90	-
Future income tax recovery (Note 15(g))	-	(2,039)	-
Accretion of royalty receivable (Note 15(b))	(11)	(15)	-
Adjustment for flow through shares (Note 15(g))	-	111	-

Loss for the year under U.S. GAAP	$ (1,038)	$ (4,371)	$ (4,875)

Basic and diluted loss per share under U.S. GAAP	$ (0.01)	$ (0.06)	$ (0.08)

Weighted average number of shares outstanding	71,793,931	69,907,839	63,462,293

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

	Years ended December 31,
	2008	2007	2006

Cash used by operating activities under Canadian GAAP	$ (600)	$ (1,304)	$ (1,338)

Adjustment to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 15(c))	(79)	(3,196)	(5,666)

Cash used by operating activities under U.S. GAAP	$ (679)	$ (4,500)	$ (7,004)

	Years ended December 31,
	2008	2007	2006

Cash from (used by) investing activities
under Canadian GAAP	$ 45	$ (2,026)	$ (3,262)

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 15(c))	79	3,196	5,666

Cash from investing activities under U.S. GAAP	$ 124	$ 1,170	$ 2,404

	Years ended December 31,
	2008	2007	2006

Cash from financing activities
under Canadian GAAP	$ 77	$ 1,696	$ 6,378

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash (Note 15(g))	-	-	(1,958)

Cash from financing activities under U.S. GAAP	$ 77	$ 1,696	$ 4,420

16.

Subsequent Event

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company’s shareholdings in Caza at CAD$0.25 per share.

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

1.

The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada June 29, 2009	Bradford Cooke Chairman and Chief Executive Officer

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

1.

The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada June 29, 2009		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F