Form 20-F
period 2009-12-31
CANARC RESOURCE CORP
filed 2010-07-15
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2009
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  81,969,655 common shares as at December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  Yes ☐ No ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  ☐  Accelerated filer  ☐  Non-accelerated filer  ☑

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

TABLE OF CONTENTS

		Page
PART I		6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3. KEY INFORMATION		6
3.A	Selected Financial Data	6
3.B	Capitalization and Indebtedness	8
3.C	Reasons for the Offer and Use of Proceeds	8
3.D	Risk Factors	8
ITEM 4. INFORMATION ON THE COMPANY		15
4.A	History and Development of the Company	15
4.B	Business Overview	18
4.C	Organizational Structure	19
4.D	Property, Plants and Equipment	20
ITEM 4A. UNRESOLVED STAFF COMMENTS		31
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		31
5.A	Operating Results	35
5.B	Liquidity and Capital Resources	40
5.C	Research and Development, Patents and Licenses, etc	41
5.D	Trend Information	41
5.E	Off-Balance Sheet Arrangements	41
5.F	Tabular Disclosure of Contractual Obligations	42
5.G	Safe Harbor	42
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		43
6.A	Directors and Senior Management	43
6.B	Compensation	45
6.C	Board Practices	49
6.D	Employees	52
6.E	Share Ownership	52
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		55
7.A	Major Shareholders	55
7.B	Related Party Transactions	57
7.C	Interests of Experts and Counsel	58
ITEM 8. FINANCIAL INFORMATION		58
8.A	Consolidated Statements and Other Financial Information	59
8.B	Significant Changes	60
ITEM 9. THE OFFER AND LISTING		60
9.A	Offer and Listing Details	61
9.B	Plan of Distribution	61
9.C	Markets	61
9.D	Selling Shareholders	61
9.E	Dilution	61
9.F	Expenses of the Issue	61
ITEM 10. ADDITIONAL INFORMATION		61
10.A	Share Capital	61
10.B	Notice of Articles and Articles of Association	61
10.C	Material Contracts	66
10.D	Exchange Controls	66
10.E	Taxation	67
10.F	Dividends and Paying Agents	72
10.G	Statement by Experts	72
10.H	Documents on Display	72
10.I	Subsidiary Information	72
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		72
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		73
PART II		74
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		74
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		74
ITEM 15. CONTROLS AND PROCEDURES		74
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES		75
16.A	Audit Committee Financial Expert	76
16.B	Code of Ethics	76
16.C	Principal Accountant Fees and Services	77
16.D	Exemptions from the Listing Standards for Audit Committees	77
16.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers	77
16.F	Change in Registrant’s Certifying Accountant	77
16.G	Corporate Governance	77
PART III		74
ITEM 17. FINANCIAL STATEMENTS		77
ITEM 18. FINANCIAL STATEMENTS		77
ITEM 19. EXHIBITS		78

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

Canarc Resource Corp.

Form 20-F

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the last five fiscal years ended December 31, 2009 (stated in United States dollars) has been derived from Canarc’s audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  A reconciliation of certain material measurement differences in the financial information from that which would be provided if the financial statements were prepared in accordance with U.S. GAAP is provided in Note 15 to the audited consolidated financial statements for the year ended December 31, 2009 included in Item 17 of this annual report on Form 20-F.

Canarc Resource Corp.

Form 20-F

				As at and for the years ended December 31
	Selected Financial Information
	(stated in thousands of U.S. dollars, except per share amounts)	2009	2008	2007	2006	2005

(a)	Total revenues (1):
	Canadian GAAP	-	2	1,180	1,679	1,227
	U.S. GAAP	-	2	1,180	1,679	1,227
(b)	Income (loss) before extraordinary items:
	Total:
	Canadian GAAP	(1,579)	(6,963)	1,515	433	315
	U.S. GAAP	(2,063)	(1,038)	(4,371)	(4,875)	(995)
	Basic earnings (loss) per share:
	Canadian GAAP	(0.02)	(0.10)	0.02	0.01	0.01
	U.S. GAAP	(0.03)	(0.01)	(0.06)	(0.08)	(0.02)
(c)	Net income (loss):
	Total:
	Canadian GAAP	(1,579)	(6,963)	1,515	433	315
	U.S. GAAP	(2,063)	(1,038)	(4,371)	(4,875)	(995)
	Basic earnings (loss) per share:
	Canadian GAAP	(0.02)	(0.10)	0.02	0.01	0.01
	U.S. GAAP	(0.03)	(0.01)	(0.06)	(0.08)	(0.02)
	Diluted earnings (loss) per share:
	Canadian GAAP	(0.02)	(0.10)	0.02	0.01	0.01
	U.S. GAAP	(0.03)	(0.01)	(0.06)	(0.08)	(0.02)
(d)	Total assets:
	Canadian GAAP	13,167	12,829	20,115	18,447	11,182
	U.S. GAAP	4,175	4,375	5,624	7,966	7,101
(e)	Total long-term debt (2):
	Canadian GAAP	-	-	-	-	-
	U.S. GAAP	-	-	-	-	-
(f)	Shareholders' equity (net assets):
	Canadian GAAP	12,168	12,523	19,480	18,212	10,947
	U.S. GAAP	2,999	4,069	4,989	7,731	6,866
(g)	Dividends per shares (3):
	Canadian GAAP			No cash dividends declared in any of these periods
	U.S. GAAP			No cash dividends declared in any of these periods
(h)	Shares:
	Diluted number of common shares	94,248,775	81,433,505	80,308,505	79,528,276	65,879,115
	Number of common shares	81,969,655	72,704,505	71,734,505	68,470,476	58,545,115

(1)

Revenues are comprised of gains from the disposition of marketable securities and investment and other income.  Canarc has no sources of operating revenues.

(2)

Canarc has no preferred shares.

(3)

On June 25, 2008, Canarc did close a Plan of Arrangement (the “Arrangement”) with Caza Gold Corp. (“Caza”) whereby approximately 83% of Canarc’s interest in Caza was distributed to the shareholders of Canarc.  Item 4.A provides further details.

Canarc has had no long-term debt and has not paid any cash or share dividends over the last five years.

Canarc Resource Corp.

Form 20-F

On June 15, 2010, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.0251.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
December	2009	1.0595	1.0504
January	2010	1.0469	1.0396
February	2010	1.0610	1.0520
March	2010	1.0268	1.0199
April	2010	1.0090	1.0010
May	2010	1.0474	1.0340

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2004	1.4003	1.1746	1.3013	1.2020
2005	1.2734	1.1427	1.2116	1.1630
2006	1.1794	1.0948	1.1342	1.1654
2007	1.1878	0.9066	1.0750	0.9913
2008	1.3008	0.9711	1.0660	1.2180
2009	1.3066	1.0251	1.1420	1.1420

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

Canarc Resource Corp.

Form 20-F

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

As noted in its audited consolidated financial statements for the year ended December 31, 2009, the Registrant has incurred significant operating losses and has an accumulated deficit of approximately $46.6 million at December 31, 2009.  Furthermore, the Registrant has working capital deficiency of approximately $649,000 as at December 31, 2009, and lack sufficient funds to achieve the Registrant’s planned business objectives.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2009 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

Canarc Resource Corp.

Form 20-F

Changes in the market price of gold, silver and other metals, which in the past have fluctuated widely, will affect the profitability of the Registrant’s planned operations and financial condition and there is no assurance given by the Registrant that mineral prices will not change.

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

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In particular, Bradford Cooke is a Director of Aztec Metals Corp. (“Aztec”), Caza Gold Corp. (“Caza”) and Endeavour Silver Corp. (“Endeavour”), companies in which the Registrant previously owned or currently owns shares.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant.  In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Mining involves various types of risks and hazards, including:

•

environmental hazards,

•

power outages,

•

metallurgical and other processing problems,

•

unusual or unexpected geological formations,

•

structural cave-ins or slides,

•

flooding, fire, explosions, cave-ins, landslides and rock-bursts,

•

inability to obtain suitable or adequate machinery, equipment, or labour,

•

metals losses,  and

•

periodic interruptions due to inclement or hazardous weather conditions.

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

Canarc Resource Corp.

Form 20-F

The Registrant’s properties may be located in foreign countries and political instability or changes in the regulations in these countries may adversely affect the Registrant’s ability to carry on its business.

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

For our annual report on Form 20-F for the fiscal year ended December 31, 2010, such report must also contain a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

While we have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is effective, our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting.  During the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective.  If our auditors are unable to attest that our internal control over financial reporting is effective as of December 31, 2010, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

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

At June 15, 2010, Canarc had 81,969,655 common shares and 8,645,000 share purchase options and 2,964,120 warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares.  At June 15, 2010, dilutive securities represented approximately 14.16% of Canarc’s issued shares.  None of these dilutive securities are exercisable at prices below the June 15, 2010 closing market price of CAD$0.09 for Canarc’s shares and, accordingly, will not result in dilution to existing shareholders if exercised on that date.

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

Canarc Resource Corp.

Form 20-F

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

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties.  The Registrant currently owns or holds, directly or indirectly, interests in several precious metal properties, as follows:

-

New Polaris property in British Columbia, Canada,

-

Tay-LP property in the Yukon, Canada, and

-

Eskay Creek property in British Columbia, Canada,

of which the New Polaris and Tay-LP properties are the material properties of the Registrant.

In its consolidated financial statements prepared in accordance with Canadian GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of approximately $12.6 million in connection with the acquisition, exploration and development on its currently held property as at December 31, 2009 and are summarized as follows for the past three fiscal years:

		2009			2008			2007
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$ 3,605	$ 8,556	$ 12,161	$ 3,605	$ 8,466	$ 12,071	$ 3,605	$ 8,582	$ 12,187
Eskay Creek	-	-	-	-	-	-	-	-	-

Yukon (Canada):
Tay-LP	25	440	465	-	-	-	-	-	-

Suriname:
Benzdorp	-	-	-	-	-	-	301	5,795	6,096

Mexico:
Los Arrastres	-	-	-	-	-	-	125	95	220
Providencia	-	-	-	-	-	-	17	8	25
Santiago	-	-	-	-	-	-	60	34	94
Santiago Fraction	-	-	-	-	-	-	7	-	7

	$ 3,630	$ 8,996	$ 12,626	$ 3,605	$ 8,466	$ 12,071	$ 4,115	$ 14,514	$ 18,629

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

Canarc Resource Corp.

Form 20-F

In August 2009, Canarc entered into an option agreement to acquire a 100% interest in the Tay-LP property.  Then in March 2010, Canarc entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of Canarc’s interest in the Tay-LP property.  Item 4.D provides further details.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2009, the Registrant has been engaged in natural resource exploration and development in Canada, Costa Rica, Mexico, and Suriname.  The major events in the development of the Registrant’s business over the last three years are set out below.  Information and details regarding the Registrant’s properties are provided in Item 4.D.

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

In 2007, Canarc entered into option agreements to acquire the Los Arrastres, Providencia, Santiago and Santiago Fraction properties in Mexico.  Further information and details regarding Canarc’s properties are provided in Item 4.D.

In December 2007, Canarc’s wholly-owned subsidiary, Caza Gold Corp. (“Caza”), received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of Canarc.  The loans were repayable on demand and bore an interest rate of 9% per annum.

In 2007, Canarc granted the following stock options:

-

325,000 options were granted in January 2007 with an exercise price of CAD$0.74 and an expiry date of January 26, 2012;

-

1,115,000 options were granted in June 2007 with an exercise price of CAD$0.54 and an expiry date of June 15, 2012;  and

-

750,000 options were granted in September 2007 with an exercise price of CAD$0.46 and an expiry date of September 26, 2012.

In April 2008, Caza and Minera Canarc de Mexico SA de CV (“Minera Canarc”), which were both wholly-owned subsidiaries of Canarc at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties.  Item 4.D provides further details.

In May 2008, Canarc granted 1.8 million stock options with an exercise price of CAD$0.29 and an expiry date of May 15, 2013.

In June 2008, Mr. Garry Biles replaced Mr. Bruce Bried as President and Chief Operating Officer, and Mr. Bruce Bried was nominated to the Board of the Directors of Canarc.

On June 25, 2008, Canarc closed the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of Canarc’s interest in Caza was distributed to the shareholders of Canarc.  Under the Arrangement, Canarc transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which Canarc distributed 11,950,577 Caza shares by way of a dividend in kind to Canarc’s shareholders on the basis of one share of Caza for every six shares of Canarc held by shareholders as of the dividend record date.  As at December 31, 2009, Canarc held approximately 7% interest in Caza as at that date.  The property interests which were transferred from Canarc to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

In July 2008 as amended in December 2008, Canarc entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

In November 2008, Smythe Ratcliffe LLP replaced KPMG LLP as auditors for Canarc.

Canarc Resource Corp.

Form 20-F

The exploration concessions for the Benzdorp property expired in July 2007, and an application was submitted for a three year extension which was rejected in August 2008.  An application for new concessions would be considered so one new exploration concession was applied in September 2008.  Canarc had ceased all exploration work on the concessions in August 2007, and had elected to write-off its investment in the Benzdorp property in 2008.

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by Canarc’s shareholdings in Caza at CAD$0.25 per Caza share.

On July 15, 2009, Canarc granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

On August 24, 2009, Canarc entered into an option agreement to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  On March 22, 2010, Canarc entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of Canarc’s interest in the Tay-LP property.  Item 4.D provides further details.

On October 22, 2009, Canarc closed two private placements.  One private placement was for 4,000,000 flow through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.  The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

On November 9, 2009, Canarc closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

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

The Registrant and its management group have previously been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada, U.S.A., and Central and South America.  Starting with grass roots exploration prospects, it progressed to more advanced properties.  To date, the Registrant has not received significant revenues from its mineral property interests.  The Registrant plans to continue exploring and developing its properties and, if appropriate, the Registrant intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its properties.  The Registrant seeks to identify properties with significant potential and to acquire those properties on the basis of an option agreement relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant.  Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur.  Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant’s properties.  Items 3.D and 4.A provide further details.

Canarc Resource Corp.

Form 20-F

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

The current and anticipated future operations of the Registrant, including further exploration and/or production activities may require additional permits from governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Registrant and could cause increases in capital expenditures which could result in a cessation of operations by the Registrant.  To the best of its knowledge, the Registrant is operating in compliance with applicable laws.

Trends

Gold prices continued to show strength as the cumulative annual average increased from $695 in 2007 to $872 in 2008 and then to $972 in 2009 and closing at $1,225 on June 15, 2010.  Gold prices achieved new highs in each of the past several years.  In November 2007, prices reached a high of $841 and then $1,011 in March 2008 before reaching a high of $1,213 in December 2009.  The high for 2010 was on June 8, 2010 at $1,246.  Not only has this trend made the gold mining business more profitable, it has attracted investors into the gold equities, driving up the share prices of gold companies and providing a market for capital financing to the gold industry.

During the same period from January 2007 to December 2009, the closing monthly market price for the Registrant’s shares decreased from CAD$0.76 to CAD$0.13 – a decrease of 83%, and the high of CAD$0.76 was in January 2007.  In May 2010, the closing monthly market share price was CAD$0.12.  Management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc’s gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices.

The Registrant has determined that the policies of the current provincial government in British Columbia have led to increased incentives for mineral resource development in the province.  In addition, the price of gold bullion has continued to increase, reflecting in part the ongoing weakness in the United States dollar.  These factors should make gold exploration in British Columbia increasingly attractive and should increase the opportunities for its New Polaris property.

Risk factors in Item 3.D provides further details regarding competition and government regulations.

4.C      Organizational Structure

The Registrant carries on its business in large part through its subsidiaries.  The Registrant has a number of direct or indirect wholly or majority owned subsidiaries of which the active subsidiaries are as follows:

Canarc Resource Corp.

Form 20-F

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

4.D     Property, Plants and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2009):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,605,000	$8,556,000	$12,161,000
Tay-LP (4)	Yukon, Canada	100.00%	$25,000	$440,000	$465,000
Eskay Creek	BC, Canada	33.33%	$0	$0	$0

¹

Subject to any royalties or other interests as disclosed below.

²

Previously known as “Polaris-Taku”.

3

Net of recoveries and write-downs.

4

On March 22, 2010, Canarc entered into an option agreement with Cap-Ex whereby Cap-Ex can acquire 50% of Canarc’s interest in the Tay-LP property.  Item 4.D provides further details.

NOTE:  All references to U.S.$ unless otherwise noted.  See below for further details on each property.  Refer to Note 15 of the consolidated financial statements as of December 31, 2009 as included herein, for disclosure of differences between U.S. GAAP and Canadian GAAP.

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

Canarc Resource Corp.

Form 20-F

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

The following extracted from, or are accurate paraphrasing of, the executive summary, or other sections as indicated from the New Polaris Technical Report, the full copy of which is available online at www.sedar.com as filed on March 16, 2007.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Location Map

Preliminary Assessment

In the third quarter of 2007, Canarc completed a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property.  Moose Mountain Technical Services (“Moose Mountain”) was commissioned as independent consultants to work with Canarc’s personnel in developing the conceptual mine plan and mining capital and operating costs;  Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs;  and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  All three consultants contributed to the preliminary assessment for an 80,000 oz per year, high grade, underground gold mine at New Polaris.  Their report was entitled “New Polaris Project – Preliminary Assessment” dated October 4, 2007 (“Moose Mountain Report”).  J.H. (Jim) Gray, P.Eng. of Moose Mountain was the Qualified Person for the Preliminary Assessment Report.  In 2008, Canarc continued with its efforts to refine and assess the process alternatives and economic parameters used in the preliminary assessment.  In early January 2009, Canarc completed a revised preliminary assessment from recent optimization efforts which improved the project’s economics and which was issued in a News Release dated January 7, 2009.  The revised economic model had been reviewed by Moose Mountain and the independent Qualified Person for the update was Jim Gray, P. Eng.  In November, 2009, the British Columbia Securities Commission (“BCSC”) notified Canarc that their review of both the 2007 Moose Mountain Report and Canarc’s news release dated January 7, 2009 identified issues of non-compliance with NI 43-101.  An updated NI 43-101 preliminary economic assessment report dated December 23, 2009 by Moose Mountain (“Moose Mountain Revised Report”) was prepared at the request of the BCSC.

Canarc Resource Corp.

Form 20-F

The base case mine model in the Moose Mountain Revised Report is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The updated preliminary economic parameters are as follows:
Gold Price	US$ 900 per oz
Exchange Rate	US$ 0.95 = CA$ 1.00
Capital Cost	CA$90.5 million
Cash Cost	US$ 383 per oz (excluding off-sites)

Cash Flow (LoM)	Pre-Tax After-Tax CA $153.6 million CA$103.6 million
NPV (5%)	CA$104.9 million CA$ 68.6 million
NPV (8%)	CA$ 83.2 million CA$ 52.9 million
NPV (10%)	CA$ 71.0 million CA$ 44.1 million

Pre-Tax After Tax
Internal Rate of Return	32.0% 25.8%
Payback Period	2.6 years 2.7 years

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category.  Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.  However, the mine plan only takes into account approximately 75% of the total estimated resources at a 9 gpt cut-off grade.

The net present values are life of mine net cash flows shown at various discount rates.  The internal rates of return assume 100% equity financing.  Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales.  The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

Canarc Resource Corp.

Form 20-F

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER-TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	NPV (5%)	NPV (8%)	NPV (10%)
	CAD (000)	CAD (000)	CAD (000)

Gold $US700/oz -22%	$ 6,898	($ 1,333)	($ 5,883)
Gold $US800/oz -11%	$ 37,961	$ 26,072	$ 19,431
Base Case $US900/oz	$ 68,625	$ 52,934	$ 44,132
Gold $US1000/oz +11%	$ 99,136	$ 79,582	$ 68,590
Gold $US1100/oz +22%	$ 129,516	$ 106,044	$ 92,831

Grade -10%	$ 41,041	$ 28,778	$ 21,924
Grade -5%	$ 54,895	$ 40,942	$ 33,126
Base Case Grade 12.5 gpt	$ 68,625	$ 52,934	$ 44,132
Grade +5%	$ 82,355	$ 64,925	$ 55,138
Grade +10%	$ 96,085	$ 76,917	$ 66,144

Capital Cost -10%	$ 73,625	$ 57,917	$ 49,093
Capital Cost -5%	$ 71,125	$ 55,425	$ 46,613
Base Case $90M Capital	$ 68,625	$ 52,934	$ 44,132
Capital Cost +5%	$ 66,125	$ 50,442	$ 41,652
Capital Cost +10%	$ 63,625	$ 47,951	$ 39,172

Operating Cost -10%	$ 80,415	$ 63,261	$ 53,360
Operating Cost -5%	$ 74,520	$ 58,097	$ 48,881
Base Case	$ 68,625	$ 52,934	$ 44,132
Operating Cost +5%	$ 62,730	$ 47,770	$ 39,383
Operating Cost +10%	$ 56,835	$ 42,606	$ 34,634

Exchange rate $0.85 -10%	$ 97,327	$ 78,013	$ 67,156
Exchange rate $0.90 -5%	$ 82,184	$ 64,781	$ 55,009
Base Case $0.95	$ 68,625	$ 52,934	$ 44,132
Exchange rate $1.00 +5%	$ 56,414	$ 42,264	$ 34,337
Exchange rate $1.05 +10%	$ 45,276	$ 32,488	$ 25,336

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Tay-LP Property, Yukon, Canada

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

Canarc Resource Corp.

Form 20-F

The Company made a cash payment of CAD$20,000 in August 2009.  On November 4, 2009, the Company issued 160,250 shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares, incurring exploration expenditures of CAD$675,000, and maintaining the Company’s underlying option agreement in good standing until October 2011.  The option agreement is subject to Cap-Ex receiving regulatory approvals.

David St. C. Dunn, P.Geo., and James Moors, P.Geo, Vice President Exploration of the Registrant, are the Qualified Persons for the purposes of the technical disclosure on the Tay-LP property as set out in the Technical Report titled “2009 Diamond Drilling Program on the Tay-LP Property” dated March 30, 2010, prepared by David St. C. Dunn, P.Geo., and James G. Moors, PGeo (BC), Vice-President, Exploration, of the Registrant (the “Tay-LP Technical Report”).

The following extracted from, or are accurate paraphrasing of, the executive summary, or other sections as indicated, from the Tay-LP Technical Report, the full copy of which is available online at www.sedar.com as filed on April 1, 2010.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Tay-LP Technical Report.

Property Description

The Tay-LP project of Ross River Gold Ltd. is a gold exploration project, covering an area of approximately 8150 hectares, located in south-central Yukon near the Village of Ross River.  The project comprises 413 mineral claims owned by Canarc Resource Corp.  The Tay-LP area was first staked, following a prospecting discovery in 1984.  The property has since been explored intermittently by various companies for intrusion-related gold deposits.  Gold is associated with pyrrhotite-dominant, quartz-sulphide veins and replacement zones hosted by folded Paleozoic meta-sedimentary rocks.

The 2009 exploration program was carried out between September 9th and September 25th and comprised 1868 metres of diamond drilling.  Personnel included: one of the authors, James Moors, P.Geo., V.P. Exploration, Canarc Resource Corp.; Robin S. Tolbert, Project Geologist; Lyle Hansen, Assistant Geologist; and core cutters Robert Smallwood and John Dicks of Atlin.  Diamond drilling was performed by Hy-Tech Diamond Drilling of Smithers, B.C.

A road accessible tent camp located near the centre of the property was the base of operations.

The cost of field work and analysis on the property in 2009 was $480,000.

Reserves or resources have not been calculated for the property.

The primary author was part of the 2003 Prospecting and Geochemical surveying program on the Tay-LP claims (Schmidt, U., 2004).

Summary

The Tay-LP project of Canarc Resource Corp. is a gold exploration project, covering an area of approximately 7575 hectares, located in south-central Yukon, approximately 50 km south of the Village of Ross River and 160 kilometres northeast of Whitehorse.  The project comprises 410 contiguous mineral claims.  Canarc Resource Corp. is the registered owner of these claims. Option agreements give Canarc the right to earn 100% of the property.  The property is accessible by road during the summer months via the South Canol Road and a 20 km long dirt branch road.

The region surrounding the property is underlain by variably metamorphosed, folded and faulted Paleozoic miogeoclinal rocks of the Pelly-Cassiar Platform.  They range in age from Late Proterozoic to Triassic and include miogeoclinal clastic, carbonate and volcanic rocks.  They are considered North American in origin and were deformed during Mesozoic arc continent collision.  These rocks have been intruded by mid-Cretaceous intrusions of intermediate composition.

Gold mineralization on the property is hosted by Cambro-Ordovician calcareous phyllite, marble and schist.  Mineralization fits the intrusion-related epigenetic gold mineralization model of the "Tintina Gold Belt", based on gold-bismuth-tellurium chemistry, mineralogy, tectonic setting and age of intrusion.  Mineralization occurs in structurally controlled veins and in replacement zones which parallel and in some cases cross-cut the dominant foliation.  The exploration objective is to define sufficient structurally controlled or skarn style gold mineralization to support a profitable mine.

Canarc Resource Corp.

Form 20-F

The 2009 program consisted of 10 drill holes totaling 1868 metres, drilled in 3 target areas.  Results confirmed the presence and continuity of gold bearing structures.  The total cost of the field program for 2009 was $480,000.

It is recommended that a first phase of work including an airborne geophysical survey with more advanced systems than those utilized in the 1999 survey should be carried out.  This survey will better and more accurately define the geology beneath the glacial overburden that covers the most prospective portions of the property.

Ground Max-Min geophysical surveys should also be carried out to extend the known anomalies and test for mineralization on the peripheries of the known intrusive bodies.  This work is estimated to take six weeks to complete at a cost of $252,328.

Following the interpretation of the surveys recommended in Phase 1, a second phase of work consisting of systematic drilling along strike and down dip of current pierce points that returned significant gold content and along the full range of Max-Min and aerially defined geophysical anomalies. This program should consist of at least 2,500 meters of diamond drilling and is estimated to take eight weeks to complete at a cost of $504,000.

Location Map

Canarc Resource Corp.

Form 20-F

David St. C. Dunn, P.Geo., and James Moors, P.Geo, Vice President Exploration of the Registrant, are the Qualified Persons for the Tay-LP Technical Report.

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

Canarc elected to write-off its investment in the Benzdorp property in 2008.

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

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101.  There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than has been specifically stated.

Eskay Creek property, British Columbia, Canada

Canarc has a one-third carried interest in the Eskay Creek property which is located in the Skeena Mining Division, British Columbia, Canada.  In fiscal 2005, Canarc elected to write-off the associated property costs, but continues to have a one-third carried interest in the Eskay Creek property.

Bellavista Gold Mine, Costa Rica

Canarc had a 5.7% to 20.2% net profit interest in the Bellavista property, located near Miramar, Costa Rica.  The property achieved commercial production in December 2005 but in July 2007, mining operations were suspended due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.  Canarc had a net profit interest in Bellavista which entitled it to 5.67% of the net profits during the first payback period, increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter.  Thirty-five percent of this net profit interest would have reduced the net profit interest to be received until $317,741 in advance royalty payments were repaid.

In July 2008 as amended in December 2008, Canarc entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

Canarc Resource Corp.

Form 20-F

Sara Kreek Property, Suriname

Canarc previously held an 80% interest in the shares of Sara Kreek Resource, the company which holds the Sara Kreek concession in Suriname.  In April 2006, Canarc agreed to transfer all its interest in Sara Kreek Resource to Wylap Development in exchange for a cash payment of $400,000 and the greater of $50,000 per year or 1.5% royalty on annual gross production until December 31, 2011 in settlement of any claims, loans and advances owed to Canarc.

Canarc received $50,000 per year from 2006 to 2009.

Mexican Properties

Los Angeles:

In April 2008, Caza and Minera Canarc, which were both wholly-owned subsidiaries of Canarc at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a four-year period and issuing $50,000 in shares of Caza over a twelve-month period.  The vendors retained a 3% net smelter return (“NSR”).  An initial payment of US$15,000 was made upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, Caza and Minera Canarc were no longer subsidiaries of Canarc.  Item 4.A provides further details.

Los Arrastres:

In February 2007, Canarc entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and Canarc had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.  Item 4.A provides further details.

Providencia:

In March 2007, Canarc entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and Canarc had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of Canarc at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

In April 2008, Canarc terminated its efforts to enter into a formal agreement, and Canarc wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury.

Santiago:

In May 2007, Canarc entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.  Item 4.A provides further details.

Canarc Resource Corp.

Form 20-F

Santiago Fraction:

In September 2007, Canarc entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  Canarc issued 15,000 common shares at a deemed value of CAD$0.45 per share in 2007.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.  Item 4.A provides further details.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant’s financial statements are stated in United States dollars and are prepared in accordance with Canadian GAAP.  Reference is made to Note 15 of the consolidated financial statements for the year ended December 31, 2009 of the Registrant as included herein for discussion of the material differences between Canadian GAAP and U.S. GAAP and their effect on the Registrant’s financial statements.

Canadian and United States Generally Accepted Accounting Principles:     The audited consolidated financial statements of the Registrant are prepared in accordance with Canadian GAAP.  Accounting practices under Canadian GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

(a)

Unrealized holding gains and losses on marketable securities:

For Canadian GAAP prior to fiscal 2007, marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation, such share investments were carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments were carried at the lower of cost plus accrued interest and quoted market value.  For Canadian GAAP effective January 1, 2007, the Registrant has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  Since January 1, 2007, for U.S. GAAP, marketable securities are classified as available-for-sale securities.

(b)

Royalty receivable:

For Canadian GAAP effective January 1, 2007, the Registrant’s royalty receivable from disposition of subsidiary is classified as loans and receivables which is measured at amortized cost and is amortized to interest income using the effective interest rate method.  For U.S. GAAP, the royalty receivable is recorded at the face value of the total expected receipts from the royalties.

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

(f)

Divestiture of interests in subsidiaries:

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Pursuant to Staff Accounting Bulletin Topic 5.H, changes in a parent company’s proportionate share of subsidiary’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation, particularly when the subsidiary is a development stage enterprise.

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

(h)

Unit offerings:

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments.  Under U.S. GAAP, the Registrant is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity classified in which case for fiscal 2009 would exclude warrants which are determined to be derivative liabilities.  The fair value of the share purchase warrants was determined using the Black-Scholes method.

(i)

Stock-based compensation:

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation".  SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees".  SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  In calculating compensation to be recognized, SFAS 123R requires the Registrant to estimate future forfeitures.  Prior to adoption of SFAS 123R, the Registrant's accounting for stock-based compensation for US GAAP purposes was consistent with that used for Canadian GAAP.  For Canadian GAAP purposes, the Registrant uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur.

Under U.S. GAAP, employee and director remuneration would include the stock-based compensation expense reported separately for Canadian GAAP.

Canarc Resource Corp.

Form 20-F

(j)

Comprehensive income:

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130, Comprehensive income.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include items such as unrealized gain or loss and certain foreign currency translation gains and losses.  Under Canadian GAAP, comprehensive income is applicable since January 1, 2007.

(k)

Consolidated statement of cash flows:

Under Canadian GAAP, the Registrant has included a subtotal in cash flows from operating activities.  Under U.S. GAAP, no such subtotal would be disclosed.

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

(m)

Derivative liability:

In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, Determining Whether an Instrument is Indexed to an Entity’s Own Stock (“EITF 07-5”).  EITF 07-5 would result in share purchase warrants being classified as a derivative liability if they are not indexed to the underlying common shares.  EITF 07-5 is effective for fiscal years ending after September 15, 2009.

The Registrant’s functional currency is the U.S. dollar and the Registrant has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollars.  Because the exercise prices of the share purchase warrants are denominated in a currency other than the Registrant’s functional currency, the warrants are not considered indexed to the Registrant’s common shares.  These warrants are treated as derivative liabilities carried at fair values as determined by the Black-Scholes option pricing model for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statement of operations.

(n)

Cumulative development stage reporting:

The Registrant is not required and has opted to not report such information for Canadian reporting and for U.S. GAAP purposes;  the Registrant is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with U.S. GAAP such information would have been disclosed.

Canarc Resource Corp.

Form 20-F

(o)

Changes in accounting policies:

(i)

Hierarchy of generally accepted accounting principles:

In June 2009, the FASB issued new standards for The Hierarchy of Generally Accepted Accounting Principles.  These standards, ASC 105, culminated a multi-year project to replace the previous U.S. GAAP hierarchy and established Accounting Standard Codification (the “Codification”).  The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database.  After the launch of the Codification on July 1, 2009, only one level of authoritative U.S. GAAP for non-governmental entities exists, other than guidance issued by the SEC.  The adoption of this statement was effective September 30, 2009.  The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Registrant’s consolidated financial statements.

(ii)

Business combinations:

In December 2007, the FASB revised its accounting standards for Business Combinations. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired, and establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed.  Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition.  ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.

The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.  The adoption of this new standard had no impact on the Registrant’s consolidated financial statements.

(iii)

Fair value measurement and disclosures

In October 2008, the FASB amended accounting standards for Fair Value Measurements and Disclosures.  The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active.  The amendment is intended to address the following application issues:  (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist;  (b) how available observable inputs in a market that is not active should be considered when measuring fair value;  and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.  The changes were effective on issuance, including prior periods.  The adoption of this new standard had no impact on the Registrant’s consolidated financial statements.

(iv)

Investments – other:

In January 2009, the FASB amended accounting standards for Investments – Other.  The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities.  The amendment removes the reference to the consideration of a market participant’s estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms.  If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made.  This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively.  The adoption of this new standard had no impact on the Registrant’s consolidated financial statements.

Canarc Resource Corp.

Form 20-F

(v)

Subsequent events:

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.  The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  Additionally, the Board has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued.  Those amendments remove potential conflicts with the SEC's literature.  All of the amendments in this update are effective upon issuance of the final update, except for the use of the issued date for conduit debt obligors.  That amendment is effective for interim or annual periods ending after June 15, 2010.

Further details are provided in Note 15 of the audited consolidated financial statements for the year ended December 31, 2009.

5.A     Operating Results

In accordance with an acceptable accounting policy under Canadian GAAP, all costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration expenditures, net of any recoveries and write-downs.

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

Fiscal Year 2009 – Year ended December 31, 2009 compared with December 31, 2008

Canarc incurred a net loss of approximately $1.6 million for the year ended December 31, 2009 which is lower than the net loss of $6.96 million for fiscal 2008.  Operating losses for fiscal 2009 were lower than for fiscal 2008, reflecting the reduced operating activities of Canarc as it endeavours to preserve its cash and to reduce its monthly burn-rates, given the slow recovery and lingering weaknesses in the financial markets during the year.  The main focus for Canarc has primarily been in identifying, assessing and analyzing possible projects of merit for acquisition purposes which culminated in the acquisition of the Tay-LP property in the Yukon in August 2009.  Remuneration for employees increased in the latter half of 2009 as efforts were expended in developing, implementing and completing the Phase 1 exploration program for the Tay-LP property by the end of the third quarter, and in arranging and closing three private placements in the fourth quarter.  Certain discretionary expenditures were minimized and contributed to reducing operating expenses in comparison to fiscal 2008.  Expenses for office and sundry and investor relations have decreased significantly relative to the prior year.  Expenses for corporate development reflect active due diligence and property evaluations for acquisitions and to identify properties of merit for possible acquisitions.

Canarc Resource Corp.

Form 20-F

Stock-based compensation is from the granting and vesting of stock options.  On July 15, 2009, Canarc granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

The significantly higher net loss in fiscal 2008 was primarily attributable to the disposition of the Benzdorp property which was written off at December 31, 2008 for $6.3 million which continued into the first quarter of fiscal 2009 with additional costs of $57,000 from transient expenses incurred for the Benzdorp property.

The net loss for fiscal 2008 would have been higher if it were not for the gain realized from Canarc’s disposition of some of its shareholdings in Aztec and the gain from the sale of the subsidiary which held the Bellavista property.  In January 2008, Canarc disposed of shares of Aztec, resulting in a realized gain of $179,000.  During the latter half of fiscal 2008, Canarc received proceeds of CAD$215,000 from the disposition of the Bellavista property.  These transactions supplemented the financing needs for operating activities and working capital for part of fiscal 2008.  Canarc also disposed of all its remaining marketable securities at a realized loss of $32,000.

Gains of $93,000 were realized in the fourth quarter of fiscal 2009 from the disposition of Caza shares.  Canarc recognized $8,000 from the accretion of royalty receivable from the Sarakreek property.

On December 31, 2009, Canarc recognized a future income tax expense of $226,000 related to expenditures which do not qualify as Canadian exploration expenses (“CEE”) for flow-through tax purposes as determined by Canada Revenue Agency (“CRA”).  Canarc has estimated approximately $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes, resulting in a future income tax expense of approximately $226,000.  These exploration expenditures were previously renounced in March 2007.

Pursuant to an audit by CRA in 2009, Canarc has estimated approximately $661,700 in exploration expenditures incurred in 2007 which do not qualify as CEE for flow-through purposes related to a flow-through private placement which closed in October 2006.  Consequently Canarc has recognized a flow through financing cost of $489,000.  In February 2010, an initial proposal by CRA to Canarc disallowed approximately CAD$1.2 million in CEE of which Canarc is currently estimating approximately CAD$545,000 as being qualified for CEE for flow-through purposes.  The initial proposal by CRA would have resulted in a liability to Canarc of up to CAD$886,800.  The flow-through financing cost of $489,000 has been reduced by the BC Mineral Exploration tax credits of approximately $113,000 for expenditures incurred in 2005 and 2006, as reviewed by CRA, and GST receivable of approximately $47,000, resulting in an estimated income tax balance payable of $329,000.

Canarc has no sources of operating revenues.

In April 2008, Canarc terminated its efforts to enter into a formal agreement for the Providencia property, and Canarc wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury and cancelled.

On June 25, 2008, Canarc closed the plan of arrangement with Caza whereby approximately 83% of Canarc’s interest in Caza was distributed to the shareholders of Canarc.  Canarc transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc, which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which Canarc distributed 11,950,577 Caza shares by way of a dividend in kind to Canarc’s shareholders on the basis of one share of Caza for every six shares of Canarc held by shareholders as of the dividend record date.  The property rights which were transferred from Canarc to Caza include Los Arrastres, Santiago and Santiago Fraction properties.  The plan of arrangement reduced operating expenses, as Canarc excluded the operating expenses of Caza and its Mexican subsidiary which held the exploration rights to the Mexican gold properties.

The exploration concessions for the Benzdorp property expired in July 2007, and an application was submitted for a three year extension which had not been provided.  Canarc decided not to pursue any further exploration efforts on the Benzdorp property and, accordingly, wrote off the Benzdorp property at December 31, 2008.

For the latter half of fiscal 2009, Canarc made a cash payment of CAD$20,000 in August 2009 for the Tay-LP property.  On November 4, 2009, Canarc issued 160,250 shares at a price of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000.  Exploration expenditures of $440,000 were incurred for the Tay-LP property.

Canarc Resource Corp.

Form 20-F

Efforts in late fiscal 2009 were focused on an NI 43-101 compliant technical report for the New Polaris gold project which resulted in a preliminary economic assessment, the Moose Mountain Revised Report, which supported the project’s economics.

As at December 31, 2009, Canarc has mineral property interests which are comprised of the following:

December 31, 2009
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,556	$ 12,161

Yukon:
Tay-LP	25	440	465

	$ 3,630	$ 8,996	$ 12,626

At December 31, 2009, to maintain its interest and to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments	Payments	Reduction	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris:
Net profit interest reduction					150,000
or buydown

Tay-LP:
April 30, 2010	$ 30	$ -
October 31, 2010	50	-
October 31, 2011	50	423
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

	$ 980	$ 1,023	$ 25	$ 1,950	150,000

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

Canarc Resource Corp.

Form 20-F

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

In January 2008, Canarc disposed of shares of Aztec, resulting in a realized gain of $179,000.  Proceeds of $203,000 from the disposition of shares of Aztec supplemented the financing needs for operating activities and working capital during fiscal 2008.

During the last two quarters of fiscal 2008, Canarc received proceeds of CAD$215,000 from the disposition of its subsidiary which holds the net profit interest in the Bellavista property.

Overall operating expenses for the year ended December 31, 2008 were much lower than for fiscal 2007.  Higher operating expenses in 2007 reflected the commensurate heightened operating activities in 2007 as management focused greater efforts on the planning, detailing and implementation of the de-watering program and the preliminary assessment for the New Polaris property and the exploration program for the Benzdorp property, which included hiring additional personnel in 2007.  Operating activities subsided in 2008 as Canarc focused on assessing and then refining the economic model in the preliminary assessment for the New Polaris property and continued with its efforts for the extension of its exploration concessions for the Benzdorp property.  General administrative expenses were higher in the first quarter of 2008 due to legal fees related to the plan of arrangement with Caza which closed in June 2008 and to regulatory fees for the annual and special general meeting held in April 2008.  Similarly, employee remuneration was lower as personnel focused on part time efforts to Canarc’s reduced activities.  Stock based compensation in 2008 was attributable to the granting of stock options in May 2008 of which 20% vested immediately and 20% vest every six months and to the vesting of stock options which were granted in June 2007 of which 250,000 options vested on June 15, 2008 and 250,000 on June 15, 2009.  The vesting provisions reduced the impact of stock based compensation for Canarc in the period but would impact future periods as the options become vested.

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

Canarc Resource Corp.

Form 20-F

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

Environmental Liabilities

The Registrant’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it operates have not yet fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of CAD$250,000 have been placed with regulatory agencies in respect to the Registrant’s New Polaris gold property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Registrant’s mineral property interests.

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

Canarc Resource Corp.

Form 20-F

As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Registrant’s mineral reserves, the estimation of such reserves is significant to the Registrant’s position and results of operations.  As of the date of this annual report, the Registrant has not established any reserves on its property interests.

In accordance with an acceptable accounting policy under Canadian GAAP, all costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.  The amounts for mineral properties as shown in the Registrant’s consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.

5.B     Liquidity and Capital Resources

The Registrant is in the exploration stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Registrant to obtain the necessary financing to complete the development and upon future profitable production.  The Registrant knows of no trends, demands, commitments, events or uncertainties that may result in the Registrant’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Registrant’s liquidity are substantially determined by the success or failure of the Registrant’s exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, the Registrant has endeavoured to secure mineral properties that in due course could be brought into production to provide the Registrant with cash flow which would be used to undertake work programs on other projects.  To that end, the Registrant has expended its funds on mineral properties that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Registrant has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of Canarc’s liquidity:

		December 31,
(in $000s)	2009		2008

Cash and cash equivalents	$ 155		$ 155
Working capital (deficiency)	$ (649)		$ 194

Ongoing operating expenses continue to reduce Canarc’s cash resources and working capital.

In the first quarter of 2008, Canarc did dispose of shares of Aztec, which generated cash proceeds of $203,000 to supplement the operating and working capital needs of Canarc.  Nominal proceeds of $12,000 were from the sale of remaining marketable securities in the second quarter of 2008.  In the latter half of 2008, proceeds of CAD$215,000 were received from the disposition of the subsidiary which holds the net profit interest in the Bellavista property.

Canarc Resource Corp.

Form 20-F

In December 2008, Canarc closed a private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010 which expired unexercised.

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by Canarc’s shareholdings in Caza at CAD$0.25 per Caza share.

On October 22, 2009, Canarc closed two private placements.  One private placement was for 4,000,000 flow through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.  The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

In October 2009, Canarc disposed of 800,000 common shares of Caza for CAD$0.15 per share for total proceeds of CAD$120,000.

On November 9, 2009, Canarc closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

Canarc received $50,000 from its annual royalty from the Sara Kreek project.

The working capital deficiency of $649,000 at December 31, 2009 includes the notes payable and accrued interests of $63,000, due to certain directors and an officer of Canarc and corporate income taxes payable of $329,000.

Canarc has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements.  Under Item 5.F, further details of contractual obligations are provided as at December 31, 2009.  Canarc will continue to rely upon equity financing as its principal source of financing its projects.

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

5.E     Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the year ended December 31, 2009.

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

5.F     Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2009:

			Payments Due by Period
			(CAD$000s)				Others
		Less than			More than	Amount		Number
	Total	1 year	1-3 years	3-5 years	5 years	(CAD$000s)		of Shares

New Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-		150,000

Tay-LP:
Option payments	980	80	900	-	-	-		-
Exploration expenditures	1,023	-	1,023	-	-	-		-
Annual advance royalty payments
until commercial production	-	-	-	-	-	25		-
Net smelter reduction from 3% to 1.5%	-	-	-	-	-	1,950		-

Total	$ 2,003	$ 80	$ 1,923	$ -	$ -	$ 1,975		150,000

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

Canarc Resource Corp.

Form 20-F

The directors and senior management of the Registrant as of June 15, 2010 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Registrant and Period of Service
COOKE, Bradford British Columbia, Canada

Chief Executive Officer and Director of Canarc Resource Corp.

(since January 22, 1987);

Chairman of Canarc Resource Corp.

(since January 1, 2006);

President of Canarc Resource Corp.

(from January 22, 1987 to January 1, 2006);

Chairman, Chief Executive Officer and Director of Endeavour Silver Corp.

(since July 25, 2002).

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

(from January 2004 to February 2005)

Director (since June 1, 2008)
BILES, Garry British Columbia, Canada

Vice-President, Mining, of Canarc Resource Corp.

(from March 1, 2007 to May 31, 2008);

General Manager of Glencairn Gold Corp.

(from April 2005 to January 2007);

General Manager of Procon Mining & Tunnelling

(from July 2002 to April 2005);

President and Chief Operating Officer (since June 1, 2008)
MOORS, James British Columbia, Canada	Exploration Manager for Canarc Resource Corp. (from April 2002 to May 2005); Director of Information for BC Yukon of Mines (from 1999 to 2002)	Vice-President, Exploration (since June 2005)
LOCKWOOD, Stewart British Columbia, Canada	Barrister & Solicitor, Vector Corporate Finance Lawyers	Secretary (since 1994)
YEE, Philip British Columbia, Canada

Chief Financial Officer and Vice-President (Finance) of Parallel Resources Ltd.

(since November 2009);

Chief Financial Officer, Vice-President (Finance) and Director of Caza Gold Corp.

(since November 2007);

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

During the fiscal period ended December 31, 2009, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$546,466.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal year ended December 31, 2009.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

Canarc Resource Corp.

Form 20-F

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke Director, Chairman and CEO	2009	$57,586	Nil	$17,025	Nil	Nil	Nil	$8,000	$82,611
	2008	$10,500	Nil	$55,710	Nil	Nil	Nil	$18,500	$84,710
Derek Bullock Director	2009	Nil	Nil	$5,675	Nil	Nil	Nil	$8,000	$13,675
	2008	Nil	Nil	$20,891	Nil	Nil	Nil	$8,000	$28,891
Leonard Harris Director	2009	Nil	Nil	$5,675	Nil	Nil	Nil	$8,000	$13,675
	2008	Nil	Nil	$20,891	Nil	Nil	Nil	$8,000	$28,891
William Price Director	2009	Nil	Nil	$5,675	Nil	Nil	Nil	$8,000	$13,675
	2008	Nil	Nil	$20,891	Nil	Nil	Nil	$8,000	$28,891
Bruce Bried (8) Director (since June 1, 2008); Former President and COO	2009	Nil	Nil	$5,675	Nil	Nil	Nil	$8,000	$13,675
	2008	$4,805	Nil	$11,605	Nil	Nil	Nil	$13,659	$30,069
Garry D. Biles (9) President and COO (since June 1, 2008)	2009	$124,347	Nil	$11,350	Nil	Nil	Nil	Nil	$135,697
	2008	$73,766	Nil	$18,567	Nil	Nil	Nil	$7,500	$99,833
James Moors Vice-President, Exploration	2009	$62,018	Nil	$11,350	Nil	Nil	Nil	Nil	$73,368
	2008	$33,023	Nil	$23,450	Nil	Nil	Nil	$6,000	$62,473
Stewart Lockwood Secretary	2009	Nil	Nil	$4,256	Nil	Nil	Nil	$102,608 (10)	$106,864
	2008	Nil	Nil	$3,712	Nil	Nil	Nil	$67,217 (10)	$70,929
Philip Yee Chief Financial Officer and Vice-President, Finance	2009	$81,876	Nil	$11,350	Nil	Nil	Nil	Nil	$93,226
	2008	$34,614	Nil	$16,245	Nil	Nil	Nil	$6,000	$56,859

Notes:

(1)

Includes the dollar value of cash and non-cash base salary earned during a financial year covered.

(2)

The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan.  The grant date fair value has been calculated using the Black Scholes Model in accordance with Section 3870 of the CICA Handbook.

(3)

These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2009.

(4)

N/A.

(5)

N/A.

(6)

These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2009 and include directors fees, as applicable, and annual bonuses for prior year’s performance.  These annual bonuses were in the form of shares of Aztec Metals Corp. which have a deemed value of CAD$0.30 per share.

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

The following table sets forth information concerning outstanding stock options under the Registrant’s Stock Option Plan as at December 31, 2009 to each director and officer of the Registrant.  No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2009:

Canarc Resource Corp.

Form 20-F

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2009 to December 31, 2009

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer, Chairman and Director	July 15, 2009	Common shares	300,000	$0.11	July 15, 2014
Derek Bullock Director	July 15, 2009	Common shares	100,000	$0.11	July 15, 2014
Leonard Harris Director	July 15, 2009	Common shares	100,000	$0.11	July 15, 2014
William Price Director	July 15, 2009	Common shares	100,000	$0.11	July 15, 2014
Bruce Bried Director	July 15, 2009	Common shares	100,000	$0.11	July 15, 2014
Garry Biles President and Chief Operating Officer	July 15, 2009	Common shares	200,000	$0.11	July 15, 2014
James Moors Vice-President, Exploration	July 15, 2009	Common shares	200,000	$0.11	July 15, 2014
Stewart Lockwood Secretary	July 15, 2009	Common shares	75,000	$0.11	July 15, 2014
Philip Yee Chief Financial Officer and Vice-President (Finance)	July 15, 2009	Common shares	200,000	$0.11	July 15, 2014

Note:

The above stock option grant is subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2009 fiscal year, no share appreciation rights for common shares were exercised by option holders who were directors or officers of the Registrant at the time of exercise.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant’s executive compensation program is administered by the board of directors (the “Board”).

Canarc Resource Corp.

Form 20-F

Compensation of Directors

Bradford J. Cooke, the Chief Executive Officer and a Director of Canarc, receives a cash compensation as consideration for his duties as an operating officer of Canarc as disclosed in the Summary Compensation Table above.

At a Board of Directors’ meeting held on June 17, 2004, it was resolved that each director shall earn a remuneration of CAD$2,000 per quarter as compensation in his capacity as a director effective January 1, 2004.

During the fiscal year ended December 31, 2009, Canarc granted stock options to directors for up to 700,000 common shares in which such options have an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and are subject to vesting provision in which 20% of the options vest immediately and 20% vest every six months.

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2009 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Registrant based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

The Registrant’s Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, and the Chief Financial Officer, are then submitted for approval by the Board.

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

Canarc Resource Corp.

Form 20-F

Other Compensation

Bradford J. Cooke, CEO, Chairman and Director of the Registrant, is a party to an arrangement with Endeavour Silver Corp. (“Endeavour”) whereby Endeavour is reimbursed for time spent by Mr. Cooke on a cost recovery basis.  There are no specific terms relating to severance or notice beyond what may be provided by statute or common law.  During the financial year ended December 31, 2009, Canarc incurred CAD$57,586 in salary paid or payable to Endeavour for services rendered by Mr. Cooke.

Directors’ and Officers’ Liability Insurance

In fiscal 2009, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.  The policy has a $1,000,000 limit of liability, retentions ranging from $nil to $50,000, and a policy period from October 29, 2008 to October 29, 2009 which was renewed for another term ending October 29, 2010.

Performance Graph

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2004 and ending December 31, 2009.

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

Canarc Resource Corp.

Form 20-F

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

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers

Bradford Cooke	Endeavour Silver Corp.
Radius Gold Inc.
Caza Gold Corp.
Parallel Resources Ltd.

Derek Bullock	IAMGOLD Corporation

Leonard Harris	Alamos Gold Inc.
Cardero Resource Corp.
Solitario Exploration & Royalty Corp.
Sulliden Gold Corporation Ltd.
Endeavour Silver Corp.
Kobex Minerals Inc.
Golden Arrow Resources Corporation
Indico Resources Ltd.
Wealth Minerals Ltd.
Trevali Resources Corp.
Golden Alliance Resources Corp.
Pediment Gold Corp.

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

Bradford J. Cooke is the Chairman of the board of directors of Canarc.  William Price, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member.

Since January 1, 2007, the Registrant has held board meetings at least quarterly and at which the majority, if not all, Board members have attended, either in person or by telephone conference call, during the time in which they were directors of the Registrant.

Canarc Resource Corp.

Form 20-F

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

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s Annual Information Form dated March 25, 2010.

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

Canarc Resource Corp.

Form 20-F

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

6.D     Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada.  As of June 15, 2010, the Registrant had a staff of seven part time employees based in Vancouver, BC, Canada.

6.E     Share Ownership

As at June 15, 2010, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

Canarc Resource Corp.

Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman, Chief Executive Officer and Director	2,304,980	2.81%	750,000	$0.27	June 23, 2010
			50,000	$0.35	June 30, 2010
			175,000	$0.69	June 29, 2011
			200,000	$0.54	June 15, 2012
			750,000	$0.46	September 26, 2012
			400,000	$0.29	May 15, 2013
			300,000	$0.11	July 15, 2014
Derek Bullock Director	5	0.00%	125,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
Leonard Harris Director	210,000	0.26%	200,000	$0.35	June 30, 2010
			125,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
William Price Director	5,556,000	6.78%	200,000	$0.35	June 30, 2010
			125,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
Bruce Bried Director	300,000	0.36%	75,000	$0.69	June 29, 2011
			125,000	$0.74	January 26, 2012
			100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
Garry Biles President and Chief Operating Officer	Nil	Nil	200,000	$0.74	January 26, 2012
			50,000	$0.54	June 15, 2012
			200,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
James Moors Vice-President, Exploration	32,012	0.04%	150,000	$0.35	June 30, 2010
			100,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			175,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
Stewart Lockwood Secretary	215,174	0.26%	100,000	$0.35	June 30, 2010
			50,000	$0.54	June 15, 2012
			40,000	$0.29	May 15, 2013
			75,000	$0.11	July 15, 2014
Philip Yee Chief Financial Officer and Vice-President (Finance)	Nil	Nil	150,000	$0.35	June 30, 2010
			100,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			175,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014

(1)

As at June 15, 2010, the Registrant had 81,969,655 common shares issued and outstanding.

(2)

Common shares.

Canarc Resource Corp.

Form 20-F

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 15, 2010 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

750,000	$0.27	June 23, 2000	June 23, 2010
1,090,000	$0.35	June 30, 2005	June 30, 2010
20,000	$0.40	December 5, 2005	December 5, 2010
1,200,000	$0.69	June 29, 2006	June 29, 2011
325,000	$0.74	January 26, 2007	January 26, 2012
1,065,000	$0.54	June 15, 2007	June 15, 2012
750,000	$0.46	September 26, 2007	September 26, 2012
1,730,000	$0.29	May 15, 2008	May 15, 2013
1,680,000	$0.11	July 15, 2009	July 15, 2014

8,610,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates

241,570	$0.15	October 22, 2009	April 22, 2011
2,568,140	$0.15	October 22, 2009	April 22, 2011
154,410	$0.165	November 9, 2009	May 9, 2011

2,964,120	TOTAL

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant’s Plan allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,665,000 common shares are outstanding as at December 31, 2009, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant;  and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

At the Registrant’s annual general meeting held on June 15, 2010, shareholder approval was provided for the increase in the maximum aggregate number of common shares which may be reserved for issuance under the Plan from 11,696,450 shares to 16,335,000 shares at that time.

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

As at June 15, 2010, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Canarc Resource Corp.

Form 20-F

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	CDS & Co. Toronto, Ontario	46,645,035 (3), (4)	56.91%
Common Shares	CEDE & Co. New York, New York, U.S.A.	28,597,483 (3), (4)	34.89%
Common Shares	William Price (5) Redwood City, California, U.S.A.	5,556,000 (6)	6.78%
Common Shares	Officers and Directors as a group	8,618,171 (6)	10.51%

(1)

Common shares.

(2)

As at June 15, 2010, the Registrant had 81,969,655 common shares issued and outstanding.

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

(5)

As at June 15, 2010, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 6.78% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation.  William Price became a director of the Registrant at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of the Registrant.

(6)

William Price was elected to the Board of Directors at the Registrant’s annual general meeting held on May 31, 2005, and as at June 15, 2010, his shareholdings of 5,556,000 common shares are included in the 8,618,171 common shares held by officers and directors as a group.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of June 15, 2010 there were 81,969,655 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 432 registered holders of the Registrant’s common shares resident in the United States (71% of all registered holders) holding 33,656,801 common shares.  This number represents approximately 41.06% of the total issued and outstanding common shares of the Registrant at that date.

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

Canarc Resource Corp.

Form 20-F

7.B     Related Party Transactions

For the fiscal year ended December 31, 2009, the Registrant had transactions with related parties.

General and administrative costs during 2009 include:

-

CAD$57,586 (2008 - CAD$52,561 and 2007 - CAD$120,987) of salaries to an employee who is a director;

-

CAD$40,000 (2008 - CAD$36,659 and 2007 - CAD$35,604) to directors in their capacity as directors of the Company.  As at December 31, 2009, the Company accrued CAD$68,659 (2008 - CAD$28,659) in directors fees;

-

CAD$102,608 (2008 - CAD$67,217 and 2007 - CAD$106,316) in legal fees to a law firm in which a senior officer of the Company is a partner.  As at December 31, 2009, the Company owed CAD$114,883 (2008 - CAD$32,859) to the law firm;

-

CAD$262,322 (2008 - CAD$272,572 and 2007 - CAD$32,005) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2009, the Company was owed CAD$56,169 (2008 - CAD$22,778) from such companies;  and

-

CAD$79,827 (2008 - CAD$119,976 and 2007 - CAD$35,273) in office rent and salary allocations incurred to a company sharing certain common directors.  As at December 31, 2009, the Company owed CAD$46,191 (2008 - CAD$1,435) to the company.

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

Items 4.A, 5.A and 5.B provide further details of transactions with Aztec and Caza.

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2009 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  Also, certain directors and officers of Canarc Resource Corp. are directors, officers and / or employees of Aztec and Caza.  The interests of these companies may differ from time to time.  Items 4.D and 6.C provide further details.

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

(a)

Consolidated Balance Sheets as of December 31, 2009 and 2008;

(b)

Consolidated Statements of Operations and Comprehensive (Loss) Income for each of the years ended December 31, 2009, 2008, and 2007;

(c)

Consolidated Statements of Shareholders’ Equity for each of the years ended December 31, 2009, 2008, and 2007;

(d)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2009, 2008, and 2007;  and

(e)

Notes to the consolidated financial statements.

The Registrant is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on the Registrant’s financial position or profitability, including governmental proceedings pending or known to be contemplated other than as disclosed in the Company’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

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

Canarc Resource Corp.

Form 20-F

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

Legal Proceedings

The Registrant is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on the Registrant’s financial position or profitability other than as disclosed in the Registrant’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

More specifically, pursuant to an audit by CRA in 2009, Canarc has estimated approximately $661,700 in exploration expenditures incurred in 2007 which do not qualify as CEE for flow-through purposes related to a flow-through private placement which closed in October 2006.  Consequently Canarc has recognized a flow through financing cost of $489,000.  In February 2010, an initial proposal by CRA to Canarc disallowed approximately CAD$1.2 million in CEE of which Canarc is currently estimating approximately CAD$545,000 as being qualified for CEE for flow-through purposes.  The initial proposal by CRA would have resulted in a liability to Canarc of up to CAD$886,800.  The flow-through financing cost of $489,000 has been reduced by the BC Mineral Exploration tax credits of approximately $113,000 for expenditures incurred in 2005 and 2006, as reviewed by CRA, and GST receivable of approximately $47,000, resulting in an estimated income tax balance payable of $329,000 as at December 31, 2009.

8.B     Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2009 other than as disclosed in this Form 20-F.

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

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)

2009	$0.21	$0.06
2008	$0.44	$0.04
2007	$0.83	$0.33
2006	$0.95	$0.55
2005	$0.62	$0.31

Quarter	High (CAD$)	Low (CAD$)

2010
1st Quarter	$0.19	$0.11

2009
4th Quarter	$0.20	$0.11
3rd Quarter	$0.21	$0.09
2nd Quarter	$0.12	$0.07
1st Quarter	$0.10	$0.06

2008
4th Quarter	$0.11	$0.04
3rd Quarter	$0.30	$0.09
2nd Quarter	$0.31	$0.23
1st Quarter	$0.44	$0.23

Month	High (CAD$)	Low (CAD$)

2010
May	$0.13	$0.10
April	$0.13	$0.11
March	$0.13	$0.11
February	$0.17	$0.11
January	$0.19	$0.13
2009
December	$0.15	$0.11

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

For the two years immediately preceding June 15, 2010, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F.  For a description of those contracts entered into in the ordinary course of business refer to Items 4.B and 4.D.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrant believes that it does not have any material exposure to interest rate risks.  The Registrant does not engage in any hedging transactions and does not have any outstanding long-term debt.

Canarc does not have any derivative instruments for Canadian GAAP purposes.  However for fiscal 2009 Canarc determined that it has derivative instruments for U.S. GAAP purposes.  In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, Determining Whether an Instrument is Indexed to an Entity’s Own Stock (“EITF 07-5”).  EITF 07-5 would result in share purchase warrants being classified as a derivative liability if they are not indexed to the underlying common shares.  EITF 07-5 is effective for fiscal years ending after September 15, 2009.  Canarc’s functional currency is the U.S. dollar and Canarc has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollars.  Because the exercise prices of the share purchase warrants are denominated in a currency other than Canarc’s functional currency, the warrants are not considered indexed to Canarc’s common shares.  These warrants are treated as derivative liabilities carried at fair values as determined by the Black-Scholes option pricing model for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statement of operations.  On January 1, 2009, Canarc recorded the fair value of warrants to liability in the amount of $4,100 with the offsetting balance to deficit for the incremental fair value of the derivative liability under U.S. GAAP.  During the year ended December 31, 2009, the fair values of the warrants increased to $177,300 with the offsetting balance to losses in the statement of operations for the incremental fair value of the derivative liability under U.S. GAAP.  The fair values of the share purchase warrants were determined using the Black-Scholes method based on the following factors:

Canarc Resource Corp.

Form 20-F

	December 31,	January 1,
	2009	2009

Risk-free interest rate	1.41%	1.11%
Expected dividend yield	0%	0%
Expected stock price volatility	104%	98%
Expected life of warrants in years	1.21	1.41

Item 3.D provides information concerning risk factors.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Canarc Resource Corp.

Form 20-F

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E     Proceeds

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were designed to ensure that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to the Registrant’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Registrant’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  The Registrant’s controls include policies and procedures that:

-

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;  and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the annual financial statements or interim financial statements.

Canarc Resource Corp.

Form 20-F

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2009 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has identified the following deficiency in its internal controls:

The Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.  The Registrant shall engage the services of an external accounting firm, which is independent of the Registrant’s current auditors, to assist in applying complex areas of accounting as needed.  In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting.  Notwithstanding this deficiency, management concluded that the financial statements for the year ended December 31, 2009 fairly present the Company’s financial position and the results of its operations for the year then ended.

The Registrant’s independent registered public accounting firm is not required to provide an attestation on management’s report on internal control over financial reporting until the Registrant’s annual report for the fiscal year ended December 31, 2010.  Therefore, this report does not include an attestation report of the Registrant’s independent registered public accounting firm regarding internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

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

Canarc Resource Corp.

Form 20-F

Leonard Harris - Mr. Harris is a professional engineer with a metallurgy diploma and 50 years experience in all aspects of mineral processing and mining operations world wide, including the construction of the Yanacocha gold mine in Peru.  Mr. Harris is currently a director for twelve small cap mining and exploration public companies including Alamos Gold Inc. and Endeavour Silver Corp.

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

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2009 Fiscal Year (CAD$)	2008 Fiscal Year (CAD$)

(a) Audit Fees	$50,000	$50,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2010, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2010 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2010, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

Canarc Resource Corp.

Form 20-F

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F     Change in Registrant’s Certifying Accountant

In November 2008, Smythe Ratcliffe LLP replaced KPMG LLP as the auditors for Canarc at the request of Canarc’s Board of Directors.  The auditors’ reports for their respective years expressed audit opinions without reservation on the financial statements.

There have not been any disagreements or reportable events with our predecessor auditors.

16.G     Corporate Governance

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 24, 2010, except as to Note 15 which is as of June 24, 2010.	83
1.2 Report of Independent Registered Public Accounting Firm dated March 14, 2008, except as to Note 15 which is as of July 11, 2008.	84
1.3 Consolidated balance sheets as at December 31, 2009 and 2008 together with the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009, 2008 and 2007.	85

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

Canarc Resource Corp.

Form 20-F

ITEM 19.     EXHIBITS

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	127
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	80
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	81
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	129
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	129
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC in July 2008
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009)	Previously filed on Form 6-K with the SEC in July 2010
15-3	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010)	Previously filed on Form 6-K with the SEC in July 2010
15-4	Letter from predecessor auditors regarding Item 16.F which confirms that there have not been any disagreements or reportable events with our predecessor auditors. (dated July 14, 2010)	128

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of June 29, 2010.

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

DATED at Vancouver, British Columbia, Canada, as of June 29, 2010.

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

DATED at Vancouver, British Columbia, Canada, as of June 29, 2010.

/s/     Philip Yee

Philip Yee, Chief Financial Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2009, 2008 and 2007

Canarc Resource Corp.

Form 20-F

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Canarc Resource Corp.

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2007 were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated March 14, 2008, except as to Note 15 which was as of July 11, 2008.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 24, 2010, except as to Notes 6(a)(ii) and 15

which is as of July 8, 2010

COMMENTS BY AUDITORS FOR UNITED STATES READERS – US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 24, 2010, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 24, 2010, except as to Notes 6(a)(ii) and 15

which is as of July 8, 2010

Canarc Resource Corp.

Form 20-F

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone: (604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canarc Resource Corp.

We have audited the accompanying consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows of Canarc Resource Corp. for the year ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Canarc Resource Corp.’s operations and its cash flows for the year ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

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

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

		December 31,
	2009		2008

ASSETS

CURRENT ASSETS
Cash	$ 155		$ 155
Receivables and prepaids	145		295
Royalty receivable - current portion (Note 6(c)(i))	50		50
Total Current Assets	350		500
NON-CURRENT ASSETS
Mineral properties (Note 6)	12,626		12,071
Equipment (Note 7)	2		3
Royalty receivable - long-term portion (Note 6(c)(i))	46		88
Long-term investments (Notes 8 and 10)	143		167
Total Non-Current Assets	12,817		12,329
Total Assets	$ 13,167		$ 12,829

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 607		$ 306
Notes payable (Note 10)	63		-
Income taxes payable (Note 13)	329		-
Total Current Liabilities	999		306

SHAREHOLDERS' EQUITY
Share capital (Note 9(a))	56,436		55,349
Contributed surplus	2,354		2,217
Deficit	(46,622)		(45,043)
Total Shareholders' Equity	12,168		12,523
Total Liabilities and Shareholders' Equity	$ 13,167		$ 12,829

Nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 6 and 13)
Subsequent event (Note 13)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

William Price

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2009	2008	2007

Expenses:
Amortization	$ 1	$ 2	$ 2
Corporate development	37	17	65
Employee and director remuneration (Note 11)	406	350	618
Foreign exchange loss (gain)	87	77	(198)
General and administrative (Note 11)	195	348	592
Shareholder relations	62	121	198
Stock-based compensation (Note 9(b))	117	203	442

Loss before the undernoted	(905)	(1,118)	(1,719)

(Loss) gain on disposition of marketable securities	-	(32)	1,152
Gain on disposition of long-term investment	93	228	-
Gain from disposition of subsidiary (Note 6(b))	-	221	-
Investment and other income	-	2	28
Accretion of royalty receivable (Note 6(c)(i))	8	11	15
Write-off of mineral properties (Note 6(c)(ii))	(57)	(6,275)	-
Interest expense	(3)	-	-
Flow through financing costs (Note 13)	(489)	-	-

Loss before income tax	(1,353)	(6,963)	(524)

Future income tax (expense) recovery (Notes 9(a)(i) and (iii))	(226)	-	2,039

Net (loss) income for the year	(1,579)	(6,963)	1,515

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	-	(3)	289
Realized gain on sale of available-for-sale securities	-	32	(1,152)
Foreign exchange on unrealized gain	-	-	68
Foreign exchange on realized gain	-	(1)	(70)

Comprehensive (loss) income for the year	$ (1,579)	$ (6,935)	$ 650

Basic and diluted (loss) earnings per share	$ (0.02)	$ (0.10)	$ 0.02

Weighted average number of common shares outstanding	74,486,023	71,793,931	69,907,839

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars)

					Years ended December 31,
		2009			2008			2007
	Shares		Amount	Shares		Amount	Shares		Amount

Share capital:
Balance, beginning of year	72,704,505		$ 55,349	71,734,505		$ 55,289	68,470,476		$ 55,629
Issued:
Private placement, net of share issuance costs (Note 9(a))	9,104,900		837	1,000,000		77	2,200,000		1,039
Property acquisition (Notes 6(a)(ii), 6(d)(iii) and (v))	160,250		24	-		-	45,000		24
Exercise of options	-		-	-		-	830,000		530
Exercise of share appreciation rights	-		-	-		-	189,029		106
Provision for flow-through shares (Notes 9(a)(i) and (iii))	-		226	-		-	-		(2,039)
Write-off of mineral properties (Note 6(d)(iii))	-		-	(30,000)		(17)	-		-
Balance, end of year	81,969,655		56,436	72,704,505		55,349	71,734,505		55,289

Contributed surplus:
Balance, beginning of year			2,217			2,014			1,855
Exercise of options			-			-			(177)
Fair value of stock options recognized			117			203			405
Fair value of share appreciation rights			-			-			(69)
Fair value of finders' fee warrants			20			-			-
Balance, end of year			2,354			2,217			2,014

Accumulated other comprehensive income:
Balance, beginning of year			-			(28)			-
Adoption of new accounting policy
for available-for-sale securities (Note 2(b))			-			-			837
Unrealized (loss) gain on available-for-sale securities			-			(3)			289
Realized loss (gain) on sale of available-for-sale securities			-			32			(1,152)
Foreign exchange on unrealized gain on available-for-sale securities			-			-			68
Foreign exchange on realized gain on available-for-sale securities			-			(1)			(70)
Balance, end of year			-			-			(28)

Deficit:
Balance, beginning of year			(45,043)			(37,795)			(39,272)
Adoption of new accounting policy for royalty receivable (Note 2(b))			-			-			(38)
Disposition of subsidiaries pursuant to plan of arrangement (Note 5)			-			78			-
Dividends pursuant to plan of arrangement (Note 5)			-			(363)			-
Net (loss) income for the year			(1,579)			(6,963)			1,515
Balance, end of year			(46,622)			(45,043)			(37,795)

Total Shareholders' Equity			$ 12,168			$ 12,523			$ 19,480

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2009	2008	2007

Cash provided from (used for):

Operations:
Net (loss) income for the year	$ (1,579)	$ (6,963)	$ 1,515
Items not involving cash:
Accretion of royalty receivable (Note 6(c)(i))	(8)	(11)	(15)
Accrued interest	3	-	-
Amortization	1	2	2
Employee remuneration	-	58	-
Loss (gain) on disposition of marketable securities	-	32	(1,152)
Gain on disposition of long-term investment	(93)	(228)	-
Gain on disposition of subsidiary (Note 6(b))	-	(221)	-
Stock-based compensation	117	203	442
Unrealized currency translation loss (gain)	1	22	(47)
Write-off of mineral property (Note 6(c)(ii))	57	6,275	-
Future income tax (expense) recovery	226	-	(2,039)
Flow-through financing costs	489	-	-
	(786)	(831)	(1,294)
Changes in non-cash working capital items:
Receivables and prepaids	103	180	(106)
Accounts payable and accrued liabilities	244	51	96
Cash used by operating activities	(439)	(600)	(1,304)

Financing:
Issuance of common shares, net of share issuance costs	857	77	1,392
Proceeds from notes payable	60	-	304
Cash from financing activities	917	77	1,696

Investing:
Proceeds from disposal of marketable securities	-	12	1,690
Proceeds from royalties and debt settlement (Note 6(c)(i))	50	50	50
Proceeds from disposition of subsidiary (Note 6(b))	-	204	-
Acquisition of marketable securities	-	-	(13)
Mineral properties, net of recoveries	(644)	(79)	(3,696)
Cash of subsidiaries pursuant to plan of arrangement (Note 5)	-	(345)	-
Equipment	-	-	(3)
Proceeds from disposal of long-term investments (Note 8)	116	203	(54)
Cash (used by) from investing activities	(478)	45	(2,026)

Decrease in cash	-	(478)	(1,634)
Cash, beginning of year	155	633	2,267

Cash, end of year	$ 155	$ 155	$ 633

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2009	2008	2007

Non-cash financing and investing activities:

Dividends issued pursuant to plan of arrangement (Note 5)	$ -	$ 363	$ -
Shares returned to treasury from disposition
of mineral property interest (Note 6(d)(iii))	-	17	-
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	-	-	69
Stock options	-	-	177
Fair value of finders' fees warrants	20	-	24
Issuance of shares for mineral property interests (Notes 6(a)(ii) and 9(a)(i))	24	-	-
Mineral exploration tax (adjustment) credit, receivable on mineral properties	(113)	-	315
Accounts payable related to write-off of mineral properties	57	-	-
GST recoverable applied to corporate tax liability	(47)	-	-

Income taxes paid	-	-	-

Interest paid	-	-	-

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has a deficit of $46.6 million at December 31, 2009.  Furthermore, the Company has working capital deficiency of $649,000 as at December 31, 2009, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management is actively seeking to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management’s plans will be successful.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern and such adjustments could be material.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars.

These consolidated financial statements include the accounts of the Company and its investments as follows:

-

Carib Industries Ltd., in which the Company previously held a 78.5% interest and was consolidated but was disposed of in fiscal 2008 (Note 6(b));

-

Caza Gold Corp. (“Caza”), in which the Company previously held a 100% interest and was consolidated but was divested pursuant to a plan of arrangement (Note 5) and held a 7% interest as at December 31, 2009 (2008 – 11%), and such investment was accounted for using the cost method;

-

Minera Canarc de Mexico SA de CV (“Minera Canarc”), in which the Company previously held a 100% interest and was consolidated but was transferred to Caza in fiscal 2008 pursuant to a plan of arrangement (Note 5);  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(b)

Financial instruments:

(i)

Financial Instruments – Recognition and Measurement

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

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that do not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

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

In accordance with this standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption on January 1, 2007.

The Company’s royalty receivable from disposition of subsidiary (Note 6(c)(i)) is classified as loans and receivables.  It was initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption on January 1, 2007.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(b)

Financial instruments:     (continued)

(ii)

Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a year from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and “other comprehensive income” in the consolidated statement of operations.

(c)

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

The amounts shown for mineral properties represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d)

Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.

(e)

Long-term investments:

Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(b)(i).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(f)

Proceeds on unit offerings:

Proceeds received from the issuance of units, consisting of common shares and warrants, are allocated entirely to common shares.

(g)

Non-monetary transactions:

Shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)

Flow-through common shares:

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The proceeds from shares issued under flow-through share financing agreements are credited to share capital.  The tax impact to the company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in share capital and the recognition of a future tax liability.

A portion of the future income tax assets that were not previously recognized are recognized as a recovery of future income taxes in the statement of operations up to the amount of the future income tax liability or renouncement.

The resource expenditures incurred are subject to review and approval by the taxation authorities and is adjusted in the period when such approval is confirmed.

(i)

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(j)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset upon commencement of production.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at December 31, 2009 or 2008.

(k)

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

(l)

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

(m)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to collectability of receivables, balances of accrued liabilities, impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, income taxes payable, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(n)

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

(o)

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

(p)

Changes in accounting policies:

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section was effective for the Company on January 1, 2009.  The Company has no goodwill or intangible assets as of December 31, 2009.

(q)

New accounting pronouncements:

(i)

International Financial Reporting Standards (“IFRS”):

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010.  The Company is currently evaluating the impacts of the conversion on the Company’s consolidated financial statements and is considering accounting policy choices available under IFRS.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(q)

New accounting pronouncements:     (continued)

(ii)

Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred.  Section 1601 establishes standards for the preparation of consolidated financial statements.

The new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable.  The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it would be able to continue this financing during difficult economic conditions.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due and continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming year.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk

The Company’s investments in shares of Aztec Metals Corp. (“Aztec”) and Caza are classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The Company has classified its cash as held-for-trading, receivables as loans and receivables, and accounts payable and accrued liabilities, notes payable and income taxes payable as other financial liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign exchange risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair values of the Company’s cash, receivables, accounts payable and accrued liabilities, notes payable, and corporate income taxes payable approximate their carrying values due to the short terms to maturity;  therefore, disclosure is not made of their level in the fair value hierarchy.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level three in the fair value hierarchy as it is based on unobservable inputs.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Receivables are from government agencies and are not considered as financial instruments.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 6(c)(i)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2010.

Accounts payable and accrued liabilities are due in the first quarter of fiscal 2010, and the notes payables are due on demand.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign exchange risk and interest rate risk.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(i)

Foreign exchange risk:

The Company’s mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets as its financial statements are stated in U.S. dollars.

At December 31, 2009, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars
(stated in U.S. dollars)

Cash	$ 39
Receivables and prepaids	145
Accounts payable and accrued liabilities	(428)
Notes payable	(63)
Income taxes payable	(329)

Net financial assets (liabilities)	$ (636)

Based upon the above net exposure as at December 31, 2009 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $63,600 in the Company’s net earnings (losses).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year-end and the notes payable are stated at a fixed interest rate.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 6(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property interests which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

The Company believes the Arrangement and spin-off is not material to the Company, therefore, disclosure of discontinued operations is not being presented.

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company’s shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

6.

Mineral Properties

		2009			2008
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 6(a)(i))	$ 3,605	$ 8,556	$ 12,161	$ 3,605	$ 8,466	$ 12,071

Yukon:
Tay-LP (Note 6(a)(ii))	25	440	465	-	-	-

	$ 3,630	$ 8,996	$ 12,626	$ 3,605	$ 8,466	$ 12,071

(a)

Canada:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2009 include a reclamation bond for CAD$250,000.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(a)

Canada:     (continued)

(ii)

Tay-LP:

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  The Company made a cash payment of CAD$20,000 in August 2009.  On November 4, 2009, the Company issued 160,250 shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

On March 31, 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares, incurring exploration expenditures of CAD$675,000, and maintaining the Company’s underlying option agreement in good standing until October 2011.  The option agreement is subject to Cap-Ex receiving regulatory approvals.

(iii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% NSR in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

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

In July 2008, as amended in December 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  The Company has received $50,000 in annual royalties.

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2009.

Present value of expected cash flows from royalties as at January 1, 2008	$ 177
Add: Accretion for the year	11
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2008	138
Add: Accretion for the year	8
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2009	96
Less: Current portion of royalty receivable as at December 31, 2009	(50)
Long-term portion of royalty receivable as at December 31, 2009	$ 46

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

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

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2008, the Company had not completed a feasibility study.

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company ceased all exploration work on the concessions in August 2007, and elected to write-off its investment in the Benzdorp property in 2008.

(d)

Mexico:

(i)

Los Angeles:

In April 2008, Caza and Minera Canarc, wholly-owned subsidiaries of the Company at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making $1 million in cash payments over a four-year period and issuing $50,000 in shares of the Company over a twelve-month period.  The vendors retained a 3% NSR.  The Company made an initial payment of $15,000 upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, Caza and Minera Canarc were thereafter no longer subsidiaries of the Company (Note 5).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(ii)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(iii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a value of CAD$0.63 per share in 2007.  The vendors retained a 2 ½ % NSR, and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five-day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares, which were originally issued, were returned to treasury and cancelled.

(iv)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(v)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Company issued 15,000 common shares at a value of CAD$0.45 per share in 2007.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(e)

Expenditure options:

As at December 31, 2009, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments	Payments	Reduction	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris (Note 6(a)(i)):
Net profit interest reduction					150,000
or buydown

Tay-LP (Note 6(a)(ii)):
April 30, 2010	$ 30	$ -
October 31, 2010	50	-
October 31, 2011	50	423
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

	$ 980	$ 1,023	$ 25	$ 1,950	150,000

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

Years ended December 31, 2009, 2008 and 2007

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

7.

Equipment

		2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Equipment	$ 140	$ 138	$ 2	$ 140	$ 137	$ 3

8.

Long-Term Investments

As at December 31, 2009, the Company had an interest of 11% (2008 - 13%) in Aztec and 7% (2008 – 11%) in Caza.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital

(a)

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

(i)

On October 22, 2009, the Company closed two private placements.  One private placement was for 4,000,000 flow through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders’ fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.

The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders’ fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

On November 4, 2009, the Company issued 160,250 shares at a price of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 6(a)(ii) provides further details.

On November 9, 2009, the Company closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders’ fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

On December 31, 2009, the Company recognized a future income tax expense of $226,000 related to expenditures which do not qualify as Canadian exploration expenses (“CEE”) for flow-through tax purposes as determined by Canada Revenue Agency (“CRA”).  The Company has estimated approximately $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes, resulting in a future income tax expense of approximately $226,000.  These exploration expenditures were previously renounced in March 2007.  Note 13 provides further details.

(ii)

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

(iii)

In March 2007, the Company renounced CAD$7 million in exploration expenditures from the proceeds of the flow-through private placements in 2006, resulting in the recognition of a future income tax liability of approximately $2 million.

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

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,665,000 common shares are outstanding as at December 31, 2009.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	8,079,000	$0.48	7,074,000	$0.54	7,929,000	$0.54
Granted	1,680,000	$0.11	1,800,000	$0.29	2,190,000	$0.54
Exercised	-	-	-	-	(830,000)	$0.44
Converted to stock appreciation
rights on exercise	-	-	-	-	(410,000)	$0.37
Forfeited	(60,000)	$0.38	(75,000)	$0.53	(760,000)	$0.58
Expired	(1,034,000)	$0.73	(720,000)	$0.55	(1,045,000)	$0.71
Outstanding, end of year	8,665,000	$0.38	8,079,000	$0.48	7,074,000	$0.54

Exercise price range (CAD$)	$0.11 - $0.74		$0.25 - $1.00		$0.25 - $1.00

The following table summarizes information about stock options exercisable and outstanding at December 31, 2009:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	Dec 31, 2009	(Number of Years)	(CAD$)	Dec 31, 2009		(CAD$)

$0.11	1,680,000	4.6	$0.11	336,000		$0.11
$0.25 - $0.49	4,375,000	2.5	$0.33	4,022,000		$0.33
$0.50 - $0.74	2,610,000	2.0	$0.63	2,610,000		$0.63

	8,665,000	2.7	$0.38	6,968,000		$0.44

At December 31, 2009, 8,665,000 options are outstanding of which 6,968,000 options are exercisable and expire at various dates from June 23, 2010 to July 15, 2014, with a weighted average remaining life of 2.7 years.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

During the year ended December 31, 2009, the Company recognized stock-based compensation of $117,570 (2008 - $203,000 and 2007 - $405,115) based on the fair value of options granted that were earned by the provision of services during the year, and recognized share appreciation rights of $Nil ($Nil – 2008 and 2007 - $37,181).  Stock-based compensation is segregated between directors and employees as follows:

	2009	2008	2007

Directors	$ 59	$ 79	$ 40
Employees	58	124	365

	$ 117	$ 203	$ 405

For the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vested on June 15, 2009.

Options for 1.8 million common shares, which were granted in May 2008, are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

Options for 1.68 million common shares, which were granted in July 2009, are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2009	2008	2007

Fair value of options granted during the year	$0.09	$0.21	$0.18

Risk-free interest rate	2.41%	2.59%	3.31%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	79%	57%	54%
Expected option life in years	4	4	4

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(c)

Warrants:

At December 31, 2009, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	December 31, 2009

$0.15	June 1, 2010	500,000	-	-	-	500,000
$0.15	April 22, 2011	-	39,410	-	-	39,410
$0.15	October 22, 2011	-	202,160	-	-	202,160
$0.15	April 22, 2011	-	2,568,140	-	-	2,568,140
$0.165	May 9, 2011	-	154,410	-	-	154,410

		500,000	2,964,120	-	-	3,464,120

At December 31, 2008, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	December 31, 2008

$0.65	July 24, 2008	1,100,000	-	-	(1,100,000)	-
$0.15	June 1, 2010	-	500,000	-	-	500,000

		1,100,000	500,000	-	(1,100,000)	500,000

At December 31, 2007, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007

$0.82	March 17, 2007	231,000	-	-	(231,000)	-
$1.25	October 18, 2007	2,150,000	-	-	(2,150,000)	-
$0.82	October 18, 2007	247,800	-	-	(247,800)	-
$0.95	October 18, 2007	350,000	-	-	(350,000)	-
$0.65	July 24, 2008	-	1,100,000	-	-	1,100,000

		2,978,800	1,100,000	-	(2,978,800)	1,100,000

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(c)

Warrants:     (continued)

The fair value of the 411,670 finders’ fee warrants which were issued pursuant to the private placements in the amount of $19,969 (2008 - $Nil) and included as a reduction to share capital was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2009

Risk-free interest rate	1.37%
Expected dividend yield	0%
Expected stock price volatility	103.33%
Expected option life in years	2

(d)

Fully diluted number of common shares:

Number of Shares

Outstanding, December 31, 2009	81,969,655
Property agreements (Note 6(e))	150,000
Stock options (Note 9(b))	8,665,000
Warrants (Note 9(c))	3,464,120

Fully diluted, December 31, 2009	94,248,775

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.

Notes Payable

In December 2007, the Company’s previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza was no longer a wholly-owned subsidiary of the Company (Note 5).

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company’s shareholdings in Caza at CAD$0.25 per share of Caza.  As at December 31, 2009, interest of CAD$3,719 has been accrued.

11.

Related Party Transactions

General and administrative costs during 2009 include:

-

CAD$57,586 (2008 - CAD$52,561 and 2007 - CAD$120,987) of salaries to an employee who is a director;

-

CAD$40,000 (2008 - CAD$36,659 and 2007 - CAD$35,604) to directors in their capacity as directors of the Company.  As at December 31, 2009, the Company accrued CAD$68,659 (2008 - CAD$28,659) in directors fees;

-

CAD$102,608 (2008 - CAD$67,217 and 2007 - CAD$106,316) in legal fees to a law firm in which a senior officer of the Company is a partner.  As at December 31, 2009, the Company owed CAD$114,883 (2008 - CAD$32,859) to the law firm;

-

CAD$262,322 (2008 - CAD$272,572 and 2007 - CAD$32,005) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2009, the Company was owed CAD$56,169 (2008 - CAD$22,778) from such companies;  and

-

CAD$79,827 (2008 - CAD$119,976 and 2007 - CAD$35,273) in office rent and salary allocations incurred to a company sharing certain common directors.  As at December 31, 2009, the Company owed CAD$46,191 (2008 - CAD$1,435) to the company.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Details of transactions with Aztec and Caza are provided in Note 8, notes payables in Note 10, and the Plan of Arrangement in Note 5.

12.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and all assets of the Company are located in Canada.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Contingent Liability

Pursuant to an audit by CRA in 2009, the Company has estimated approximately $661,700 in exploration expenditures incurred in 2007 do not qualify as CEE for flow-through purposes related to a flow through private placement which closed in October 2006.  Consequently the Company has recognized a flow through financing cost of $489,000.

In February 2010, an initial proposal by CRA to the Company disallowed approximately CAD$1.2 million in CEE of which the Company is currently estimating approximately CAD$545,000 as being qualified for CEE for flow-through purposes.  The initial proposal by CRA would have resulted in a liability to the Company of up to CAD$886,800.

The flow-through financing cost of $489,000 has been reduced by the BC Mineral Exploration tax credits of approximately $113,000 for expenditures incurred in 2005 and 2006, as reviewed by CRA, and GST receivable of approximately $47,000, resulting in an estimated income tax balance payable of $329,000.

14.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008	2007

Canadian statutory tax rates	30.00%	31.50%	34.12%

Expected recovery	$ (406)	$ (2,194)	$ (179)
Temporary differences	(69)	-	-
Permanent differences	35	64	(58)
Benefit of tax attributes and other items	(534)	215	845
Write-off of mineral properties	-	1,977	-
Change in valuation allowance	1,005	(72)	(2,647)
Effect of change in tax rate	195	10	-

Future income tax expense (recovery)	$ 226	$ -	$ (2,039)

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Income Taxes     (continued)

The significant components of the Company’s future income tax assets as at December 31, 2009 and 2008 are as follows:

	2009	2008

Future income tax assets:
Resource properties	$ (259)	$ (653)
Equipment	380	259
Share issue costs	53	55
Non-capital losses	1,628	1,128
Capital losses	12	21
Total future income tax assets	1,814	810
Valuation allowance	(1,814)	(810)
Future income tax assets, net	$ -	$ -

At December 31, 2009, the Company has non-capital losses for Canadian tax purposes of approximately $6.5 million, and Canadian capital losses of approximately $92,000 which are without expiry.  The non-capital losses expire as follows:

2010	$ 888
2014	683
2015	83
2026	743
2027	1,774
2028	749
2029	1,591
$ 6,511

Funds raised through the issuance of flow through shares are required to be expended on qualified Canadian mineral exploration expenditures as defined pursuant to Canadian income tax legislation.  As at December 31, 2009, the amount of flow through proceeds to be expended in 2010 is CAD$4,761 (2008 - $Nil).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

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

(a)

Unrealized holding gains and losses on marketable securities:

For Canadian GAAP effective January 1, 2007, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains recorded in net earnings and unrealized gains recorded in other comprehensive income.  On January 1, 2007, there was an increase of $837,000 in the carrying value of the Company’s marketable securities on initial adoption of accounting policy for Canadian GAAP purposes.  Marketable securities were classified as available-for-sale securities for U.S. GAAP prior to January 1, 2007.

(b)

Royalty receivable:

For Canadian GAAP, the Company’s royalty receivable from disposition of subsidiary is classified as loans and receivables which is measured at amortized cost and is amortized to interest income using the effective interest rate method.  For U.S. GAAP, the royalty receivable is recorded at the face value of the total expected receipts from the royalties.

(c)

Exploration expenditures for mineral properties:

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  Pursuant to the Securities and Exchange Commission’s (“SEC”) Industry Guide 7, an entity can only disclose proven and probable reserves, as defined within the Guide, in its reserve calculations.  As a result, the Company has interpreted U.S. GAAP to require mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination and the Company cannot pass an impairment test made under U.S. GAAP.  Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(d)

Write-off of equipment and write-down of mineral properties:

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties (2009 - $1,491,000;  2008 - $1,573,000;  2007 - $1,719,000).

(e)

Divestiture of interests in subsidiaries:

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Under U.S. GAAP, changes in a parent company’s proportionate share of subsidiary’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation, particularly when the subsidiary is a development stage enterprise.  Accordingly, the deemed gain on disposition of Aztec, which is an enterprise in the development stage, for Canadian GAAP purposes due to Aztec issuing shares to third parties is recorded as an equity transaction for U.S. GAAP purposes.

(f)

Flow-through equity financings:

The Company raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For U.S. GAAP purposes, funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within financing activities.

For Canadian GAAP, a provision is recognized at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company, resulting in the Company recording reductions aggregating $2,182,000 in share capital to December 31, 2008.  The Company did not renounce any qualified exploration expenditures in 2009.  During the year ended December 31, 2009, for Canadian GAAP, the Company recognized a future income tax expense of $226,000 relating to expenditures that do not qualify as flow-through expenditures (Note 9(a)(i)) that were previously renounced in March 2007.  As at December 31, 2009, the aggregate reductions in share capital were $1,956,000.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Company renounces the qualified expenditures.  As at December 31, 2007, total flow-through share fair value premiums were $111,000 which relate to the renunciation of qualified expenditures in 2007.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(g)

Unit offerings:

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments.  Under U.S. GAAP, the Company is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis.  The fair value of the share purchase warrants was determined using the Black-Scholes method based on the following factors:

	2008	2007

Risk-free interest rate	1.54%	3.28%
Expected dividend yield	0%	0%
Expected stock price volatility	87%	35%
Expected life of warrants in years	1.5	1

The weighted average fair value of warrants issued during the year ended December 31, 2009 was $Nil per warrant (2008 - $0.02 and 2007 - $0.04).

Under U.S. GAAP, share capital would be reduced and contributed surplus would be increased by an additional $Nil at December 31, 2009 (2008 - $12,000 and 2007 - $43,000) to reflect the relative fair values of the shares and warrants.  The cumulative adjustment at December 31, 2008 to reduce share capital and increase contributed surplus is $287,000.

(h)

Stock-based compensation:

U.S. GAAP requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  In calculating compensation to be recognized, U.S. GAAP requires the Company to estimate future forfeitures.  For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur.  Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for U.S. GAAP purposes is $1,000 less (2008 - $25,000 and 2007 - $90,000) than the amount recorded for Canadian GAAP purposes with corresponding reductions in the balance of contributed surplus.

Under U.S. GAAP, employee and director remuneration would be reported as 2009 – $522,000 (2008 - $528,000 and 2007 - $970,000) as it would include the stock-based compensation expense reported separately for Canadian GAAP.

(i)

Consolidated statement of cash flows:

Under Canadian GAAP, the Company has included a subtotal in cash flows from operating activities.  Under U.S. GAAP, no such subtotal would be disclosed.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

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

(k)

Derivative liability:

In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, Determining Whether an Instrument is Indexed to an Entity’s Own Stock (“EITF 07-5”).  EITF 07-5 would result in share purchase warrants being classified as a derivative liability if they are not indexed to the Company’s underlying common shares.  EITF 07-5 is effective for fiscal years ending after September 15, 2009.

The Company’s functional currency is the U.S. dollar and the Company has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollars.  Because the exercise prices of the share purchase warrants are denominated in a currency other than the Company’s functional currency, the warrants are not considered indexed to the Company’s common shares.  These warrants are treated as derivative liabilities carried at fair values as determined by the Black-Scholes option pricing model for U.S. GAAP purposes with changes in fair values recorded as gains or losses in operations.

On January 1, 2009, the Company recorded the fair value of warrants as a derivative liability in the amount of $4,100 with a corresponding amount to deficit for the incremental fair value of the derivative liability under U.S. GAAP.

During the year ended December 31, 2009, the fair values of the warrants increased to $177,300 with a corresponding amount to losses in the statement of operations for the incremental fair value of the derivative liability under U.S. GAAP.

The fair values of the share purchase warrants were determined using the Black-Scholes method based on the following factors:

	December 31,	January 1,
	2009	2009

Risk-free interest rate	1.41%	1.11%
Expected dividend yield	0%	0%
Expected stock price volatility	104%	98%
Expected life of warrants in years	1.21	1.41

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(l)

Cumulative development stage reporting:

The Company is not required and has opted to not report such information for Canadian reporting and for U.S. GAAP purposes;  the Company is considered an exploration stage company.  U.S. GAAP requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Canadian GAAP does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with U.S. GAAP such information would have been disclosed.

(m)

Changes in accounting policies:

(i)

Hierarchy of generally accepted accounting principles:

In June 2009, the FASB issued new standards for The Hierarchy of Generally Accepted Accounting Principles.  These standards, ASC 105, culminated a multi-year project to replace the previous U.S. GAAP hierarchy and established Accounting Standard Codification (the “Codification”).  The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database.  After the launch of the Codification on July 1, 2009, only one level of authoritative U.S. GAAP for non-governmental entities exists, other than guidance issued by the SEC.  The adoption of this statement was effective September 30, 2009.  The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company’s consolidated financial statements.

(ii)

Business combinations:

In December 2007, the FASB revised its accounting standards for Business Combinations. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired, and establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed.  Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition.  ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.

The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.  The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(m)

Changes in accounting policies:     (continued)

(iii)

Fair value measurement and disclosures:

In October 2008, the FASB amended accounting standards for Fair Value Measurements and Disclosures.  The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active.  The amendment is intended to address the following application issues:  (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist;  (b) how available observable inputs in a market that is not active should be considered when measuring fair value;  and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.  The changes were effective on issuance, including prior periods.  The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(iv)

Investments – other:

In January 2009, the FASB amended accounting standards for Investments – Other.  The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities.  The amendment removes the reference to the consideration of a market participant’s estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms.  If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made.  This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively.  The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(v)

Subsequent events:

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.  The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  Those amendments remove potential conflicts with the SEC's literature.  All of the amendments in this update are effective upon issuance of the final update, except for the use of the issued date for conduit debt obligors.  That amendment is effective for interim or annual periods ending after June 15, 2010.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(n)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

		December 31,
	2009		2008

Total Assets under Canadian GAAP	$ 13,167		$ 12,829

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 15(c))	(8,996)		(8,466)
Royalty receivable (Note 15(b))	4		12

Total Assets under U.S. GAAP	$ 4,175		$ 4,375

		December 31,
	2009		2008

Total Liabilities under Canadian GAAP	$ 999		$ 306

Adjustments to reconcile to U.S. GAAP:
Derivative liability for warrants (Note 15(k))	177		-

Total Liabilities under U.S. GAAP	$ 1,176		$ 306

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(n)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:     (continued)

		December 31,
	2009		2008

Share capital under Canadian GAAP	$ 56,436		$ 55,349

Adjustments to reconcile to U.S. GAAP:
Provision for flow-through shares (Note 15(f))	1,956		2,182
Fair value of share purchase warrants (Note 15(g))	-		(287)
Adjustment for flow through shares (Note 15(f))	(111)		(111)

Share capital under U.S. GAAP	$ 58,281		$ 57,133

		December 31,
	2009		2008

Contributed surplus under Canadian GAAP	$ 2,354		$ 2,217

Adjustments to reconcile to U.S. GAAP:
Forfeiture of stock options (Note 15(h))	(116)		(115)
Gain on dilution of long term investment (Note 15(e))	621		621
Fair value of share purchase warrants (Note 15(g))	-		287

Contributed surplus under U.S. GAAP	$ 2,859		$ 3,010

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(n)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:     (continued)

		December 31,
	2009		2008

Deficit under Canadian GAAP	$ (46,622)		$ (45,043)

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 15(c))	(8,996)		(8,466)
Royalty receivable (Note 15(b))	4		12
Future income tax recovery (Note 15(f))	(1,956)		(2,182)
Forfeiture of stock options (Note 15(h))	116		115
Gain on dilution of long term investment (Note 15(e))	(621)		(621)
Adjustment for flow through shares (Note 15(f))	111		111
Adjustment on adoption of EITF 07-5 (Note 15(k))	(4)		-
Unrealized loss on derivative liability for warrants (Note 15(k))	(173)		-

Deficit under U.S. GAAP	$ (58,141)		$ (56,074)

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(n)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:     (continued)

		Years ended December 31,
	2009	2008	2007

Cash used by operating activities under Canadian GAAP	$ (439)	$ (600)	$ (1,304)

Adjustment to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 15(c))	(644)	(79)	(3,196)

Cash used by operating activities under U.S. GAAP	$ (1,083)	$ (679)	$ (4,500)

		Years ended December 31,
	2009	2008	2007

Cash from (used by) investing activities
under Canadian GAAP	$ (478)	$ 45	$ (2,026)

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 15(c))	644	79	3,196

Cash from investing activities under U.S. GAAP	$ 166	$ 124	$ 1,170

		Years ended December 31,
	2009	2008	2007

Cash from financing activities
under Canadian GAAP	$ 917	$ 77	$ 1,696

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash (Note 15(f))	(5)	-	-

Cash from financing activities under U.S. GAAP	$ 912	$ 77	$ 1,696

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(n)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:     (continued)

The Company’s financial assets measured at fair value by level within the fair value hierarchy would be as follows:

	Level 1	Level 2	Level 3	Total

Derivative liability for warrants	$ -	$ 177	$ -	$ 177

The derivative liability for the warrants (Note 15(k)) would be classified as held-for-trading.

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

Canarc Resource Corp.

Form 20-F

EXHIBIT 15-4

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone: (604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca

July 14, 2010

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen

We were previously principal accountants for Canarc Resource Corp. (the “Company”) and, under the date of March 14, 2008, except as to note 15 which was as of July 11, 2008, we reported on the consolidated financial statements of the Company as of and for the three years ended December 31, 2007.   On November 21, 2008, we resigned at the request of the Company.  We have read the Company’s statements included under Item 16-F of its Form 20-F dated July 14, 2010, and we agree with such statements.

Very truly yours

KPMG LLP (signed)

Chartered Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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

1.

The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada June 29, 2010	Bradford Cooke Chairman and Chief Executive Officer

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

1.

The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada June 29, 2010		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F