Form 20-F/A
period 2009-12-31
CANARC RESOURCE CORP
filed 2010-11-29
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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

TABLE OF CONTENTS

PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
3.A	Selected Financial Data	6
3.B	Capitalization and Indebtedness	8
3.C	Reasons for the Offer and Use of Proceeds	8
3.D	Risk Factors	8
ITEM 4.	INFORMATION ON THE COMPANY	15
4.A	History and Development of the Company	15
4.B	Business Overview	18
4.C	Organizational Structure	20
4.D	Property, Plants and Equipment	20
ITEM 4A.	UNRESOLVED STAFF COMMENTS	30
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
5.A	Operating Results	34
5.B	Liquidity and Capital Resources	39
5.C	Research and Development, Patents and Licenses, etc	40
5.D	Trend Information	40
5.E	Off-Balance Sheet Arrangements	40
5.F	Tabular Disclosure of Contractual Obligations	41
5.G	Safe Harbor	41
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
6.A	Directors and Senior Management	42
6.B	Compensation	44
6.C	Board Practices	48
6.D	Employees	51
6.E		51
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
7.A	Major Shareholders	54
7.B	Related Party Transactions	56
7.C	Interests of Experts and Counsel	57
ITEM 8.	FINANCIAL INFORMATION	57
8.A	Consolidated Statements and Other Financial Information	57
8.A	Significant Changes	58
ITEM 9.	THE OFFER AND LISTING	59
9.A	Offer and Listing Details	59
9.B	Plan of Distribution	60
9.C	Markets	60
9.D	Selling Shareholders	60
9.E	Dilution	60
9.F	Expenses of the Issue	60

ITEM 10.	ADDITIONAL INFORMATION	60
10.A	Share Capital	60
10.B	Notice of Articles and Articles of Association	60
10.C	Material Contracts	65
10.D	Exchange Controls	65
10.E	Taxation	66
10.F	Dividends and Paying Agents	71
10.G	Statement by Experts	71
10.H	Documents on Display	71
10.I	Subsidiary Information	71
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	71
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	72

PART II		73

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73
ITEM 15.	CONTROLS AND PROCEDURES	73
ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	74
16.A	Audit Committee Financial Expert	74
16.B	Code of Ethics	75
16.C	Principal Accountant Fees and Services	75
16.D	Exemptions from the Listing Standards for Audit Committees	76
16.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers	76
16.F	Change in Registrant's Certifying Accountant	76
16.G	Corporate Governance	76

PART III		76

ITEM 17.	FINANCIAL STATEMENTS	76
ITEM 18.	FINANCIAL STATEMENTS	77
ITEM 19.	EXHIBITS	78

CAUTION – FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward looking statements concern the Registrant's anticipated results and developments in the Registrant's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

Canarc Resource Corp.

Form 20-F

CAUTIONARY NOTE TO U.S. INVESTORS

This annual report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum' (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the last five fiscal years ended December 31, 2009 (stated in United States dollars) has been derived from Canarc's audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  A reconciliation of certain material measurement differences in the financial information from that which would be provided if the financial statements were prepared in accordance with U.S. GAAP is provided in Note 15 to the audited consolidated financial statements for the year ended December 31, 2009 included in Item 17 of this annual report on Form 20-F.

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

(2)

Canarc has no preferred shares.

(3)

On June 25, 2008, Canarc did close a Plan of Arrangement (the “Arrangement”) with Caza Gold Corp. (“Caza”) whereby approximately 83% of Canarc's interest in Caza was distributed to the shareholders of Canarc.  Item 4.A provides further details.

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

Risks Related to the Registrant's Business

The Registrant's exploration activities may not be commercially successful, which could lead it to abandon its plans to develop its properties and its investments in exploration and there is no assurance given by the Registrant that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

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

Canarc Resource Corp.

Form 20-F

The Registrant's planned operations will require future financing and there is no assurance given by the Registrant that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

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

As noted in its audited consolidated financial statements for the year ended December 31, 2009, the Registrant has incurred significant operating losses and has an accumulated deficit of approximately $46.6 million at December 31, 2009.  Furthermore, the Registrant has working capital deficiency of approximately $649,000 as at December 31, 2009, and lack sufficient funds to achieve the Registrant's planned business objectives.  The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant's liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2009 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant's ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The figures for the Registrant's reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Registrant that any estimates of mineral deposits herein will not change.

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

Canarc Resource Corp.

Form 20-F

Changes in the market price of gold, silver and other metals, which in the past have fluctuated widely, will affect the profitability of the Registrant's planned operations and financial condition and there is no assurance given by the Registrant that mineral prices will not change.

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

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Registrant's mining concessions may come under dispute.  While the Registrant has diligently investigated title considerations to its mineral properties, in certain circumstances, the Registrant has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Registrant's properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Registrant's properties are located.  To the best of the knowledge of the Registrant, although the Registrant understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga'a Tribal Council (which may encompass the Eskay Creek property), no legal actions have been formally served on the Registrant to date asserting such rights with respect to mining properties in which the Registrant has an interest.

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

The Registrant may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment.  Increased competition could adversely affect the Registrant's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Canarc Resource Corp.

Form 20-F

The Registrant's directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Registrant that its directors and officers will not have conflicts of interest from time to time.

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

As a prior holder of an interest in a U.S. mineral property, the Registrant may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”).  CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment.  CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off-site facility from which a release has occurred or is threatened.  Under CERCLA's strict joint and several liability provisions, the Registrant could potentially be liable for all remedial costs associated with property that it owned or operated regardless of whether the Registrant's activities are the actual cause of the release of hazardous substances.  Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources.  The Registrant's one prior property was located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings).  Releases from such facilities or from any of the Registrant's prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs.  In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Registrant to CERCLA liability.  The Registrant's prior U.S. property is not, to the Registrant's knowledge, currently listed or proposed for listing on the National Priority List and the Registrant is not aware of pending or threatened CERCLA litigation which names the Registrant as a defendant or concerns any of its prior U.S. properties or operations.  The Registrant cannot predict the potential for future CERCLA liability with respect to its prior U.S. property, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its prior property.

To the best of the Registrant's knowledge, the Registrant is operating in compliance with all applicable environmental and regulatory regulations.

Canarc Resource Corp.

Form 20-F

Land reclamation requirements for the Registrant's properties may be burdensome.

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

Mining is inherently dangerous and subject to conditions or events beyond the Registrant's control, which could have a material adverse effect on the Registrant's business.

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

Because mines have limited lives based on proven and probable mineral reserves, the Registrant will have to continually replace and expand its mineral reserves.  The Registrant's ability to maintain or increase its annual production of gold and other base or precious metals once its current properties are producing, if at all, will be dependent almost entirely on its ability to acquire, explore, and develop new properties and bring new mines into production.

Canarc Resource Corp.

Form 20-F

The Registrant's properties may be located in foreign countries and political instability or changes in the regulations in these countries may adversely affect the Registrant's ability to carry on its business.

Certain of the Registrant's properties may be located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Registrant and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Registrant and its joint venture partners to obtain any required production financing for its mineral properties.

Fluctuations in foreign currency exchange rates may adversely affect the Registrant's future profitability.

In addition to CAD dollar currency accounts, the Registrant maintains a portion of its funds in U.S. dollar denominated accounts.  Certain of the Registrant's properties and related contracts may be denominated in U.S. dollars.  Accordingly, the Registrant may take some steps to reduce its risk to foreign currency fluctuations.  However, the Registrant's operations in countries other than Canada are normally carried out in the currency of that country and make the Registrant subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Registrant to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results.  In addition, the Registrant is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Registrant holds property interests and future impositions of such restrictions could have a materially adverse effect on the Registrant's future profitability or ability to pay dividends.

The Registrant is reliant on third parties.

The Registrant's rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Registrant may have no direct contractual relationship with the underlying property holder.

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

The Registrant's possible PFIC status may have possible adverse tax consequences for United States Investors.

Potential investors who are United States taxpayers should be aware that Canarc may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years.  This status arises due to the fact that Canarc's excess exploration funds are invested in interest bearing securities creating “passive income” which, while modest and ancillary to the exploration business, has been Canarc's only substantive source of income.  If Canarc is a PFIC for any year during a United States taxpayer's holding period, then such a United States taxpayer, generally, will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Canarc.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A United States taxpayer who makes a QEF election generally must report on a current basis its share of Canarc's net capital gain and ordinary earnings for any year in which Canarc is a PFIC, whether or not Canarc distributes any amounts to its shareholders.  A United States taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein.  Item 10.E provides further details.

Canarc Resource Corp.

Form 20-F

While we believe we have adequate internal control over financial reporting, we will be required to provide an auditor's attestation on the effectiveness of our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

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

While we have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is effective, our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting.  During the auditor's evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective.  If our auditors are unable to attest that our internal control over financial reporting is effective as of December 31, 2010, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

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

Risks Related to the Registrant's Common Shares

The volatility of the Registrant's common shares could cause investor loss.

The market price of a publicly traded stock, especially a junior resource issuer like Canarc, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that Canarc's shares will continue to be volatile.  Therefore, investors could suffer significant losses if Canarc's shares are depressed or illiquid when an investor seeks liquidity and needs to sell Canarc's shares.

Canarc Resource Corp.

Form 20-F

Penny stock classification could affect the marketability of the Registrant's common stock and shareholders could find it difficult to sell their stock.

The Registrant's stock may be subject to "penny stock" rules as defined in the Exchange Act rule 3a51-1.  The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks.  The Registrant's common shares may be subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Registrant's common shares in the United States and shareholders may find it more difficult to sell their shares.

Possible dilution to current shareholders based on outstanding options and warrants.

At June 15, 2010, Canarc had 81,969,655 common shares and 8,645,000 share purchase options and 2,964,120 warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc's shares.  At June 15, 2010, dilutive securities represented approximately 14.16% of Canarc's issued shares.  None of these dilutive securities are exercisable at prices below the June 15, 2010 closing market price of CAD$0.09 for Canarc's shares and, accordingly, will not result in dilution to existing shareholders if exercised on that date.

ITEM 4.     INFORMATION ON THE COMPANY

The Registrant is a Canadian mineral exploration company and is subject to NI 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects.  It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its material mineral projects.  In addition to other matters, it sets out strict guidelines for the classification of and use of the terms ‘mineral resource' and ‘mineral reserve' and it requires all technical disclosure on all material properties to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association.  The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/policy.asp?id=2884&scat=4&title=4%20-%20Distribution%20Requirements.  While the Registrant believes that its technical disclosure, when made, was accurate, technical disclosure prepared by the Registrant before NI 43-101 came into force in February 2001 has not been updated by the Registrant to be compliant with NI 43-101 other than as specifically disclosed herein.

4.A     History and Development of the Company

Incorporation and Reporting Status

The Registrant was incorporated under the laws of British Columbia, Canada, on January 22, 1987 under the name, “Canarc Resource Corp.”, by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.

Canarc Resource Corp.

Form 20-F

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

Further information and details regarding Canarc's properties are provided in Item 4.D.

The exploration concessions for the Benzdorp property expired in July 2007, and the Company elected to write-off its investment in the Benzdorp property at December 31, 2008.

Canarc Resource Corp.

Form 20-F

Canarc transferred its interests in the Los Arrastres, Santiago and Santiago Fraction properties to Caza pursuant to the Arrangement in 2008.  Item 4.D provides further details.

In August 2009, Canarc entered into an option agreement to acquire a 100% interest in the Tay-LP property.  Then in March 2010, Canarc entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of Canarc's interest in the Tay-LP property.  Item 4.D provides further details.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2009, the Registrant has been engaged in natural resource exploration and development in Canada, Costa Rica, Mexico, and Suriname.  The major events in the development of the Registrant's business over the last three years are set out below.  Information and details regarding the Registrant's properties are provided in Item 4.D.

In February 2007, Mr. Bruce Bried replaced Mr. John McClintock as President and Chief Operating Officer.

In July 2007, Canarc closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders' fees of CAD$37,440 were paid in cash.

In 2007, Canarc entered into option agreements to acquire the Los Arrastres, Providencia, Santiago and Santiago Fraction properties in Mexico.  Further information and details regarding Canarc's properties are provided in Item 4.D.

In December 2007, Canarc's wholly-owned subsidiary, Caza Gold Corp. (“Caza”), received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of Canarc.  The loans were repayable on demand and bore an interest rate of 9% per annum.

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

On June 25, 2008, Canarc closed the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of Canarc's interest in Caza was distributed to the shareholders of Canarc.  Under the Arrangement, Canarc transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which Canarc distributed 11,950,577 Caza shares by way of a dividend in kind to Canarc's shareholders on the basis of one share of Caza for every six shares of Canarc held by shareholders as of the dividend record date.  As at December 31, 2009, Canarc held approximately 7% interest in Caza as at that date.  The property interests which were transferred from Canarc to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

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

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by Canarc's shareholdings in Caza at CAD$0.25 per Caza share.

On July 15, 2009, Canarc granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

On August 24, 2009, Canarc entered into an option agreement to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  On March 22, 2010, Canarc entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of Canarc's interest in the Tay-LP property.  Item 4.D provides further details.

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

4.B     Business Overview

Nature of operations and principal activities

The Registrant's principal business activities are the acquisition, exploration and development of mineral resource properties.  The Registrant is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain reserves.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of the Registrant to arrange appropriate financing to complete further work on its properties, confirmation of the Registrant's interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on the Registrant's properties or proceeds from the disposition thereof.  The Registrant has incurred significant operating losses and currently has no significant source of revenue.  The Registrant has financed its activities principally by the issuance of equity securities.  The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations to fund its operations.

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

Canarc Resource Corp.

Form 20-F

Further information and details regarding the Registrant's properties are provided in Item 4.D.

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

Government regulations

The Registrant's operations are subject to governmental regulations in Canada, where the Registrant had interests in mineral properties.

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

During the same period from January 2007 to December 2009, the closing monthly market price for the Registrant's shares decreased from CAD$0.76 to CAD$0.13 – a decrease of 83%, and the high of CAD$0.76 was in January 2007.  In May 2010, the closing monthly market share price was CAD$0.12.  In 2007, the Company elected not to proceed with the development of the New Polaris gold project and with no other significant exploration activity underway, the share price fell because of a lack of material news.  The Company's decision to defer development work at New Polaris was based on the fact that a larger mine development by another mining company immediately adjacent to New Polaris was granted its final environmental permits, raised its capital financing and made a development decision, so the Company could potentially benefit from waiting for the neighbouring mining company to complete building its mine and from both their environmental studies and infrastructure.  Unfortunately, that Company was negatively impacted in the 2008 financial crisis and filed for bankruptcy protection in 2009, and their mine was never built.  Despite these setbacks, management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc's gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices.

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
² Previously known as “Polaris-Taku”.
3 Net of recoveries and write-downs.
4 On March 22, 2010, Canarc entered into an option agreement with Cap-Ex whereby Cap-Ex can acquire 50% of Canarc's interest in the Tay-LP property. Item 4.D provides further details.

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

Canarc Resource Corp.

Form 20-F

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

James Moors, P.Geo, Vice President Exploration of the Registrant, is the Qualified Person for the purposes of the foregoing technical disclosure on the New Polaris Gold Project.  The information in the following summary on the New Polaris Gold Project has been derived in part from and is partially based on the assumptions, qualifications and procedures set out in the Technical Report titled “Resource Potential, New Polaris Project” (the “New Polaris Technical Report”) dated March 14, 2007 and prepared by R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, who are independent Qualified Persons as defined by National Instrument 43-101 (“NI 43-101”) and was prepared in compliance with NI 43-101, to the best of the Registrant's knowledge.

Canarc Resource Corp.

Form 20-F

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

Sample Method and Approach, Sample Preparation, Analyses and Security, and Data Verification

Sampling of the vein was done by a wire line diamond drills using NQ-size rods.  Drill collar locations were surveyed in by total station surveying method.  Drilling azimuth and dip were set using a brunton compass and clinometer.  Routine down hole measurements of azimuth and dip were not done on the three holes drilled in 2003 and prior.  In 2004, three different down hole survey systems were tried before settling on a Reflex system.  The Reflex system was also used in 2005.  The down hole surveying was operated by the Hytech's drill crew.  This information was entered into a GEMCOM program to plot the location of the collar and the pierce point of the veins.

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

Canarc Resource Corp.

Form 20-F

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

Mr. Morris, one of the authors, spent two days on the New Polaris property.  While on the property, he examined underground workings to confirm the nature of mineralization, dimensions and extent of the vein system.  He also viewed a selection of core from key holes drilled from the early 1990's to the end of 2006 and compared his observations with those documented in the drill logs.  In both the case of the underground workings and the core, the author found that his observations confirmed that recorded in logs and sections.  He also confirmed that core had been properly cut and stored.  In addition to the site visit, a detailed review of the database was completed.  Forty-one drill holes were selected from the C vein area, and the drill logs and assay sheets were compared with the database.  Only minor differences were observed between the hard copy material and the database.  As well, the input of the database into the modeling program was also checked.  The procedures used in the development of the database follow accepted engineering standards.

Canarc Resource Corp.

Form 20-F

Location Map

In December 2009 Canarc completed a preliminary assessment of the New Polaris property.  The report, dated December 23, 2009 is titled ““New Polaris Project - Preliminary Assessment”.  J.H.Gray, P.Eng., R.J. Morris, M.Sc., P.Geo. and G.H. Giroux, MASc., P. Eng. were the Qualified Persons for that Report.

Tay-LP Property, Yukon, Canada

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company's discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  The Company made a cash payment of CAD$20,000 in August 2009.  On November 4, 2009, the Company issued 160,250 shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company's interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares, incurring exploration expenditures of CAD$675,000, and maintaining the Company's underlying option agreement in good standing until October 2011.  The option agreement is subject to Cap-Ex receiving regulatory approvals.

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

Canarc Resource Corp.

Form 20-F

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

The exploration concessions for the Benzdorp property expired in July 2007, and Benzdorp Gold NV, the joint venture company held by Canarc and Grasshopper Aluminum Company NV (“Grassalco”), had exercised its exclusive right to re-apply to the Minister of Natural Resources of Suriname for a three year extension to Canarc's exploration concessions at Benzdorp.  An extension was available at the discretion of the Suriname Minister of Natural Resources.  The application was rejected in August 2008 but an application for new concessions would be considered so one new exploration concession was applied in September 2008.

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

Canarc Resource Corp.

Form 20-F

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

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein.  The Registrant's financial statements are stated in United States dollars and are prepared in accordance with Canadian GAAP.  Reference is made to Note 15 of the consolidated financial statements for the year ended December 31, 2009 of the Registrant as included herein for discussion of the material differences between Canadian GAAP and U.S. GAAP and their effect on the Registrant's financial statements.

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

(b)

Royalty receivable:

For Canadian GAAP effective January 1, 2007, the Registrant's royalty receivable from disposition of subsidiary is classified as loans and receivables which is measured at amortized cost and is amortized to interest income using the effective interest rate method.  For U.S. GAAP, the royalty receivable is recorded at the face value of the total expected receipts from the royalties.

(c)

Exploration expenditures for mineral properties:

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Registrant is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  Pursuant to the SEC's Industry Guide 7, an entity can only disclose proven and probable reserves, as defined within the Guide, in its reserve calculations.  As a result, the Registrant has interpreted U.S. GAAP to require mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination and the Registrant cannot pass an impairment test made under SFAS 144 for U.S. GAAP purposes.  Accordingly, for all periods presented, the Registrant has expensed all mineral property exploration costs for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

Canarc Resource Corp.

Form 20-F

(d)

Asset retirement obligations:

The Registrant considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Registrant's financial statements, based on the current stage of the Registrant's mineral properties.

(e)

Write-off of equipment and write-down of mineral properties:

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and write-down of mineral properties.

(f)

Divestiture of interests in subsidiaries:

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent's interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Pursuant to Staff Accounting Bulletin Topic 5.H, changes in a parent company's proportionate share of subsidiary's equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation, particularly when the subsidiary is a development stage enterprise.

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

Canarc Resource Corp.

Form 20-F

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

(l)

Uncertainty in income taxes:

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Registrant on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Registrant recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Registrant's consolidated financial position or results of operations.

(m)

Derivative liability:

In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, Determining Whether an Instrument is Indexed to an Entity's Own Stock (“EITF 07-5”).  EITF 07-5 would result in share purchase warrants being classified as a derivative liability if they are not indexed to the underlying common shares.  EITF 07-5 is effective for fiscal years ending after September 15, 2009.

The Registrant's functional currency is the U.S. dollar and the Registrant has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollars.  Because the exercise prices of the share purchase warrants are denominated in a currency other than the Registrant's functional currency, the warrants are not considered indexed to the Registrant's common shares.  These warrants are treated as derivative liabilities carried at fair values as determined by the Black-Scholes option pricing model for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statement of operations.

(n)

Cumulative development stage reporting:

The Registrant is not required and has opted to not report such information for Canadian reporting and for U.S. GAAP purposes;  the Registrant is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders' equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with U.S. GAAP such information would have been disclosed.

Canarc Resource Corp.

Form 20-F

(o)

Changes in accounting policies:

(i)

Hierarchy of generally accepted accounting principles:

In June 2009, the FASB issued new standards for The Hierarchy of Generally Accepted Accounting Principles.  These standards, ASC 105, culminated a multi-year project to replace the previous U.S. GAAP hierarchy and established Accounting Standard Codification (the “Codification”).  The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database.  After the launch of the Codification on July 1, 2009, only one level of authoritative U.S. GAAP for non-governmental entities exists, other than guidance issued by the SEC.  The adoption of this statement was effective September 30, 2009.  The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Registrant's consolidated financial statements.

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

The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.  The adoption of this new standard had no impact on the Registrant's consolidated financial statements.

(iii)

Fair value measurement and disclosures

In October 2008, the FASB amended accounting standards for Fair Value Measurements and Disclosures.  The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active.  The amendment is intended to address the following application issues:  (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist;  (b) how available observable inputs in a market that is not active should be considered when measuring fair value;  and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.  The changes were effective on issuance, including prior periods.  The adoption of this new standard had no impact on the Registrant's consolidated financial statements.

(iv)

Investments – other:

In January 2009, the FASB amended accounting standards for Investments – Other.  The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities.  The amendment removes the reference to the consideration of a market participant's estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms.  If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made.  This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively.  The adoption of this new standard had no impact on the Registrant's consolidated financial statements.

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

Canarc Resource Corp.

Form 20-F

The net loss for fiscal 2008 would have been higher if it were not for the gain realized from Canarc's disposition of some of its shareholdings in Aztec and the gain from the sale of the subsidiary which held the Bellavista property.  In January 2008, Canarc disposed of shares of Aztec, resulting in a realized gain of $179,000.  During the latter half of fiscal 2008, Canarc received proceeds of CAD$215,000 from the disposition of the Bellavista property.  These transactions supplemented the financing needs for operating activities and working capital for part of fiscal 2008.  Canarc also disposed of all its remaining marketable securities at a realized loss of $32,000.

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

On June 25, 2008, Canarc closed the plan of arrangement with Caza whereby approximately 83% of Canarc's interest in Caza was distributed to the shareholders of Canarc.  Canarc transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc, which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which Canarc distributed 11,950,577 Caza shares by way of a dividend in kind to Canarc's shareholders on the basis of one share of Caza for every six shares of Canarc held by shareholders as of the dividend record date.  The property rights which were transferred from Canarc to Caza include Los Arrastres, Santiago and Santiago Fraction properties.  The plan of arrangement reduced operating expenses, as Canarc excluded the operating expenses of Caza and its Mexican subsidiary which held the exploration rights to the Mexican gold properties.

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

Efforts in late fiscal 2009 were focused on an NI 43-101 compliant technical report for the New Polaris gold project which resulted in a preliminary economic assessment, the Moose Mountain Revised Report, which supported the project's economics.

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

Canarc Resource Corp.

Form 20-F

In 2007, Canarc adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) for the recognition and measurement of financial instruments which were applied prospectively with no restatement of prior period financial statements.  These new standards consist of CICA Handbook Section 3855-Financial Instruments-Recognition and Measurement, Section 3865-Hedging and Section 1530-Comprehensive Income.  The new accounting standards require financial assets designated as held-for-trading and available-for-sale be measured at fair value on initial adoption, while financial assets designated as held-to-maturity and loans and receivables are measured at amortized cost.  Changes in the fair values of marketable securities which Canarc classifies as available-for-sale financial instruments are recognized in other comprehensive income.  Due to the adoption of the new standards, Canarc's marketable securities and accumulated other comprehensive income increased by $837,000 on initial adoption.  Also, on adoption of the new standards, Canarc designated the royalty receivable as loans and receivables.  Canarc recognized $11,000 from the accretion of royalty receivable in fiscal 2008 and $15,000 in fiscal 2007.

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

Overall operating expenses for the year ended December 31, 2008 were much lower than for fiscal 2007.  Higher operating expenses in 2007 reflected the commensurate heightened operating activities in 2007 as management focused greater efforts on the planning, detailing and implementation of the de-watering program and the preliminary assessment for the New Polaris property and the exploration program for the Benzdorp property, which included hiring additional personnel in 2007.  Operating activities subsided in 2008 as Canarc focused on assessing and then refining the economic model in the preliminary assessment for the New Polaris property and continued with its efforts for the extension of its exploration concessions for the Benzdorp property.  General administrative expenses were higher in the first quarter of 2008 due to legal fees related to the plan of arrangement with Caza which closed in June 2008 and to regulatory fees for the annual and special general meeting held in April 2008.  Similarly, employee remuneration was lower as personnel focused on part time efforts to Canarc's reduced activities.  Stock based compensation in 2008 was attributable to the granting of stock options in May 2008 of which 20% vested immediately and 20% vest every six months and to the vesting of stock options which were granted in June 2007 of which 250,000 options vested on June 15, 2008 and 250,000 on June 15, 2009.  The vesting provisions reduced the impact of stock based compensation for Canarc in the period but would impact future periods as the options become vested.

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

On June 25, 2008, Canarc proceeded to close the plan of arrangement with Caza whereby approximately 83% of Canarc's interest in Caza was distributed to the shareholders of Canarc.  Canarc transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which Canarc distributed 11,950,577 Caza shares by way of a dividend in kind to Canarc's shareholders on the basis of one share of Caza for every six shares of Canarc held by shareholders as of the dividend record date.  The property rights which were transferred from Canarc to Caza include Los Arrastres, Santiago and Santiago Fraction properties.  The plan of arrangement reduced operating expenses, as Canarc excluded the operating expenses of Caza and its Mexican subsidiary which holds the exploration rights to the Mexican gold properties.

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

Environmental Liabilities

The Registrant's policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it operates have not yet fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of CAD$250,000 have been placed with regulatory agencies in respect to the Registrant's New Polaris gold property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Registrant's mineral property interests.

Critical Accounting Policies

For the Registrant's exploration activities, there is no product, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Registrant's future financial success are dependent upon the extent to which it can discover mineralization and the economic viability of advancing such properties beyond the exploration stage.  Such activities may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Registrant's control.  The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant's control such as the market value of the metals.

Canarc Resource Corp.

Form 20-F

As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Registrant's mineral reserves, the estimation of such reserves is significant to the Registrant's position and results of operations.  As of the date of this annual report, the Registrant has not established any reserves on its property interests.

In accordance with an acceptable accounting policy under Canadian GAAP, all costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.  The amounts for mineral properties as shown in the Registrant's consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.

5.B     Liquidity and Capital Resources

The Registrant is in the exploration stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Registrant to obtain the necessary financing to complete the development and upon future profitable production.  The Registrant knows of no trends, demands, commitments, events or uncertainties that may result in the Registrant's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Registrant's liquidity are substantially determined by the success or failure of the Registrant's exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, the Registrant has endeavoured to secure mineral properties that in due course could be brought into production to provide the Registrant with cash flow which would be used to undertake work programs on other projects.  To that end, the Registrant has expended its funds on mineral properties that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Registrant has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of Canarc's liquidity:

	December 31,
(in $000s)	2009	2008

Cash and cash equivalents	$ 155	$ 155
Working capital (deficiency)	$ (649)	$ 194

Ongoing operating expenses continue to reduce Canarc's cash resources and working capital.

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

Canarc Resource Corp.

Form 20-F

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by Canarc's shareholdings in Caza at CAD$0.25 per Caza share.

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

Items 4.A, 4.D, 5.A and 5.F provide details of the Registrant's mineral property exploration activities, acquisitions and write-downs.

5.D     Trend Information

The Registrant knows of no trends, demand, commitments, events or uncertainties that are reasonably likely to have a material effect on the Registrant's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause financial information not necessarily to be indicative of future operating results or financial condition.

The Registrant currently has no active business operations that would be affected by recent trends in productions, sales, etc.  The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E     Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2009.

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

•

risks related to the Registrant's possible status as a passive foreign investment company;

•

risks related to the volatility of the Registrant's common stock;  and

•

risks related to the possible dilution of our common stock,

as well as other risks and uncertainties detailed in this report and from time to time in the Registrant's other Securities and Exchange Commission (“SEC”) filings.

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

To the best of the Registrant's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Registrant's officers or directors was selected as an officer or director of the Registrant.

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

(2)

The amount represents the fair value, on the date of grant, of awards made under the Company's Stock Option Plan.  The grant date fair value has been calculated using the Black Scholes Model in accordance with Section 3870 of the CICA Handbook.

(3)

These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2009.

(4)

N/A.

(5)

N/A.

(6)

These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2009 and include directors fees, as applicable, and annual bonuses for prior year's performance.  These annual bonuses were in the form of shares of Aztec Metals Corp. which have a deemed value of CAD$0.30 per share.

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

The following table sets forth information concerning outstanding stock options under the Registrant's Stock Option Plan as at December 31, 2009 to each director and officer of the Registrant.  No SARs were outstanding.

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

Report on Executive Compensation

The Registrant's executive compensation program is administered by the board of directors (the “Board”).

Canarc Resource Corp.

Form 20-F

Compensation of Directors

Bradford J. Cooke, the Chief Executive Officer and a Director of Canarc, receives a cash compensation as consideration for his duties as an operating officer of Canarc as disclosed in the Summary Compensation Table above.

At a Board of Directors' meeting held on June 17, 2004, it was resolved that each director shall earn a remuneration of CAD$2,000 per quarter as compensation in his capacity as a director effective January 1, 2004.

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

Compensation for directors and officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer term incentive in the form of stock options.  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

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

The Registrant's Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO's recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, and the Chief Financial Officer, are then submitted for approval by the Board.

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

Stock Options

A Stock Option Plan is administered by the Board.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Registrant to attract and retain individuals with and to reward individuals for current performance and expected future performance.  The Board considers stock option grants when reviewing executive officer compensation packages as a whole. experience and ability,

Canarc Resource Corp.

Form 20-F

Other Compensation

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

Directors' and Officers' Liability Insurance

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

(based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Registrant's common shares and in the indice was $100 on the initial date.

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

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors' meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Bradford J. Cooke is the Chairman of the board of directors of Canarc.  William Price, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board's Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member.

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

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors.  The appointment of a new director is a relatively infrequent event in the Registrant's affairs, and each situation is addressed on its merits on a case-by-case basis.  The Registrant has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Registrant.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant.  The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant's Annual Information Form dated March 25, 2010.

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

Canarc Resource Corp.

Form 20-F

Compensation

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

(2)

Common shares.

All of the Registrant's shareholders have the same voting rights.

Canarc Resource Corp.

Form 20-F

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

Stock Option/Share Incentive Plan

The Registrant's directors and shareholders have approved a Share Incentive Plan (the “Plan”).  The Plan was initially approved by the TSX in 1996.  The principal purposes of the Plan are to promote a proprietary interest in the Registrant among its directors, officers and employees; to retain, attract and motivate the qualified managers of the Registrant; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of the Registrant.

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant's Plan allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 8,665,000 common shares are outstanding as at December 31, 2009, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant;  and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

At the Registrant's annual general meeting held on June 15, 2010, shareholder approval was provided for the increase in the maximum aggregate number of common shares which may be reserved for issuance under the Plan from 11,696,450 shares to 16,335,000 shares at that time.

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

As at June 15, 2010, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

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

(6)

William Price was elected to the Board of Directors at the Registrant's annual general meeting held on May 31, 2005, and as at June 15, 2010, his shareholdings of 5,556,000 common shares are included in the 8,618,171 common shares held by officers and directors as a group.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of June 15, 2010 there were 81,969,655 common shares of the Registrant issued and outstanding.  Based on the records of the Registrant's registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 432 registered holders of the Registrant's common shares resident in the United States (71% of all registered holders) holding 33,656,801 common shares.  This number represents approximately 41.06% of the total issued and outstanding common shares of the Registrant at that date.

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

In December 2007, the Registrant's previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Registrant.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza is no longer a wholly-owned subsidiary of the Registrant.

Items 4.A, 5.A and 5.B provide further details of transactions with Aztec and Caza.

In each case the transactions described below were, in the Registrant's view, completed on terms no less favourable to the Registrant than if they had been entered into with unaffiliated parties.

Compensation to Directors and Senior Officers and Options to Purchase Securities

Item 6 provides further details of compensation paid to, and options granted to and held by, directors and senior officers of the Registrant.

Indebtedness of Directors and Senior Officers

At any time during the Registrant's last completed financial year, no director, executive officer or senior officer of the Registrant, proposed management nominee for election as a director of the Registrant or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Registrant or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or any of its subsidiaries, other than routine indebtedness and other than as disclosed in the Registrant's audited financial statements and in the Form 20-F.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant's audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2009 (being the commencement of the Registrant's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

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

(a)

Consolidated Balance Sheets as of December 31, 2009 and 2008;

(b)

Consolidated Statements of Operations and Comprehensive (Loss) Income for each of the years ended December 31, 2009, 2008, and 2007;

(c)

Consolidated Statements of Shareholders' Equity for each of the years ended December 31, 2009, 2008, and 2007;

(d)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2009, 2008, and 2007;  and

(e)

Notes to the consolidated financial statements.

The Registrant is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on the Registrant's financial position or profitability, including governmental proceedings pending or known to be contemplated other than as disclosed in the Company's continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

Dividend Policy

On June 25, 2008, the Registrant proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Registrant's interest in Caza was distributed to the shareholders of the Registrant.  Under the Arrangement, the Registrant transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which the Registrant distributed 11,950,577 Caza shares by way of a dividend in kind to the Registrant's shareholders on the basis of one share of Caza for every six shares of the Registrant held by shareholders as of the dividend record date.

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

Legal Proceedings

The Registrant is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on the Registrant's financial position or profitability other than as disclosed in the Registrant's continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

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

Canarc Resource Corp.

Form 20-F

9.B     Plan of Distribution

Not applicable.

9.C     Markets

Since November 2, 1994, the Registrant's common shares have traded on the TSX.  From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant's common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the Toronto Stock Exchange acquired the Canadian Venture Exchange to form the TSX Venture Exchange).  In February 1997, the Registrant was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange.  On August 3, 1998, the Registrant was listed on the Frankfurt Exchange.  Management of the Registrant is not aware of any trading market for the Registrant's common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant trades under the symbol CRCUF.

9.D     Selling Shareholders

Not applicable.

9.E     Dilution

Not applicable.

9.F     Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

10.A     Share Capital

Not applicable.

10.B     Notice of Articles and Articles of Association

The Registrant's Notice of Articles and articles of association, and related matters, are summarized below.

Canarc Resource Corp.

Form 20-F

1.

The Registrant was incorporated under the laws of British Columbia on January 22, 1987 under the name, “Canarc Resource Corp.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  At the Registrant's annual and extraordinary general meeting held in May 2005, the shareholders approved the Notice of Articles be altered to remove the application of the “Pre-Existing Company Provisions” as set forth in Table 3 of the Business Corporations Regulations under the B.C. Business Corporations Act, S.B.C. 2002 (the “BCBCA”) and the replacement of the Articles with a new set of Articles which comply with the BCBCA.  The Registrant no longer has a Memorandum, which has been replaced by, in part, its Notice of Articles.

The Registrant's Memorandum and Articles do not provide for any specific objects or purposes.

2.

Set forth below is a summary of provisions contained in the Registrant's Articles with respect to:

(a)

Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

A director who holds a disclosable interest in a contract or transaction into which the Registrant has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

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

17.

The BCBCA does not require that a company's offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders.

18.

The BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended.  Defense costs may also be advanced by a company in certain cases.

19.

All filings with the Registrar under the BCBCA must be made electronically.

20.

Directors' and shareholders' meetings may be held by any form of communications medium permitted under the Articles, including internet chat lines and telephones.  In addition, directors' consent resolutions may be passed in the manner provided under the Articles, including e-mail.

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

24.

General meetings of shareholders may, if the location is approved by directors' resolution, be held outside British Columbia.

Canarc Resource Corp.

Form 20-F

25.

General Meetings of shareholders of the Registrant are required to be held each calendar year and not more than 15 months after the holding of the last preceding annual general meeting.

26.

Any offer by the Registrant to purchase or redeem its own shares, need not be made pro-rata to all the shareholders.

27.

Changes to the Registrant's capital structure may be effected by ordinary resolution, including the following changes:

•

creation or cancellation of one or more classes or series of shares;

•

creation or removal of special rights and restrictions attaching to any class or series of shares;

•

changing the authorized capital;

•

consolidating or subdividing all or any of the Registrant's issued or unissued shares;  and

•

other alterations to the share capital and authorized capital, where permitted under the BCBCA.

28.

The Registrant's name may be changed by ordinary resolution or resolution of the directors.

29.

The removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

30.

The remuneration of the auditor of the Registrant may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

31.

A director of the Registrant may be removed as a director of the Registrant before the expiration of the director's term of office pursuant to an ordinary resolution of the shareholders.

For further information, refer to the full text of the Notice of Articles and Articles of the Registrant, which are available online at www.sedar.com as part of the Registrant's publicly available filings under the heading “Other”, as filed on November 10, 2005.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan which was approved at the Registrant's annual and extraordinary meeting held in May 2005, and ratified and confirmed in April 2008.

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

Canarc Resource Corp.

Form 20-F

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

10.C     Material Contracts

On June 25, 2008, the Registrant closed the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Registrant's interest in Caza was distributed to the shareholders of the Registrant.  Items 5.A and 8.A provides further details.

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

Certain information reporting and backup withholding rules may apply with respect to the Registrant's common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Registrant's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Registrant's common shares.

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

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Registrant had increased by reason of the payment of such dividend.  The Registrant will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Registrant's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, subject to certain restrictions, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Registrant is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  Fifty percent of the capital gains net of losses are included in income.  The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

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

Canarc Resource Corp.

Form 20-F

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

10.F     Dividends and Paying Agents

Not applicable.

10.G     Statement by Experts

Not applicable.

10.H     Documents on Display

Copies of documents referred to in this Form 20-F may be inspected at the Registrant's corporate office at Suite #301 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.  The Registrant may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Registrant.

The Registrant's documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC's Public Reference Room located at 100 F St. NE, Washington, DC, USA, 20549.  Copies may also be obtained from the SEC at prescribed rates.

10.I     Subsidiary Information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Registrant believes that it does not have any material exposure to interest rate risks.  The Registrant does not engage in any hedging transactions and does not have any outstanding long-term debt.

Canarc does not have any derivative instruments for Canadian GAAP purposes.  However for fiscal 2009 Canarc determined that it has derivative instruments for U.S. GAAP purposes.  In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, Determining Whether an Instrument is Indexed to an Entity's Own Stock (“EITF 07-5”).  EITF 07-5 would result in share purchase warrants being classified as a derivative liability if they are not indexed to the underlying common shares.  EITF 07-5 is effective for fiscal years ending after September 15, 2009.  Canarc's functional currency is the U.S. dollar and Canarc has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollars.  Because the exercise prices of the share purchase warrants are denominated in a currency other than Canarc's functional currency, the warrants are not considered indexed to Canarc's common shares.  These warrants are treated as derivative liabilities carried at fair values as determined by the Black-Scholes option pricing model for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statement of operations.  On January 1, 2009, Canarc recorded the fair value of warrants to liability in the amount of $4,100 with the offsetting balance to deficit for the incremental fair value of the derivative liability under U.S. GAAP.  During the year ended December 31, 2009, the fair values of the warrants increased to $177,300 with the offsetting balance to losses in the statement of operations for the incremental fair value of the derivative liability under U.S. GAAP.  The fair values of the share purchase warrants were determined using the Black-Scholes method based on the following factors:

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

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E     Proceeds

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant's disclosure controls and procedures were adequately designed and effective at the reasonable assurance level to ensure that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to the Registrant's management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Registrant's management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  The Registrant's controls include policies and procedures that:

Canarc Resource Corp.

Form 20-F

-

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;  and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the annual financial statements or interim financial statements.

Management conducted an evaluation of the design and operation of the Registrant's internal control over financial reporting as of December 31, 2009 based on the criteria in a framework developed by the Registrant's management pursuant to and in compliance with the SEC's Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based upon its assessment, management, including the Registrant's Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2009, the Registrant's internal control over financial reporting was effective.

The Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.  The Registrant shall engage the services of an external accounting firm, which is independent of the Registrant's current auditors, to assist in applying complex areas of accounting as needed.  In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting.  Management concluded that the financial statements for the year ended December 31, 2009 fairly present the Company's financial position and the results of its operations for the year then ended, and that no material misstatements were identified.  Ongoing staff training and development in complex accounting issues and engagement of services of external consultants with knowledge and skills in complex areas of accounting, when needed, shall contribute to reduce the risk of a material weakness in the Registrant's internal control over financial reporting and assist in providing reasonable assurance that its internal control over financial reporting is effective.

The Registrant's independent registered public accounting firm is not required to provide an attestation on management's report on internal control over financial reporting until the Registrant's annual report for the fiscal year ended December 31, 2010.  Therefore, this report does not include an attestation report of the Registrant's independent registered public accounting firm regarding internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management's report in this annual report.

Changes in Internal Controls over Financial Reporting

There were no changes in the Registrant's internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to affect the Registrant's internal control over financial reporting.

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A     Audit Committee Financial Expert

The Registrant's audit committee is comprised of three directors, as set forth below:

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

Canarc Resource Corp.

Form 20-F

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

William Price – Mr. Price has significant experience and expertise in the financial world, having served as the Chairman, CEO and CIO of RCM Capital Management LLC and as Global Chief Investment Officer of Allianz Global Investors AG.  Mr. Price was a research analyst in the 1960's for well recognized firms in the US equity markets, taking on the additional responsibility of portfolio manager with Donaldson, Lufkin, Jenrette in 1970.  Starting in 1977, Mr. Price became an early partner in RCM Capital Management and ultimately led the Company as CEO.  RCM Capital Management had more than US$30 billion under management upon his retirement in 2003.

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

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F     Change in Registrant's Certifying Accountant

In November 2008, Smythe Ratcliffe LLP replaced KPMG LLP as the auditors for Canarc at the request of Canarc's Board of Directors.  The auditors' reports for their respective years expressed audit opinions without reservation on the financial statements.

There have not been any disagreements or reportable events with our predecessor auditors.

16.G     Corporate Governance

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Canarc Resource Corp.

Form 20-F

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 24, 2010, except as to Note 15 which is as of June 24, 2010.	83
1.2 Report of Independent Registered Public Accounting Firm dated March 14, 2008, except as to Note 15 which is as of July 11, 2008.	84
1.3 Consolidated balance sheets as at December 31, 2009 and 2008 together with the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2009, 2008 and 2007.	85

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

c.

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

d.

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;  and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information;  and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

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

c.

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

d.

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;  and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information;  and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

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

Canarc Resource Corp.

Form 20-F

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Canarc Resource Corp.

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

COMMENTS BY AUDITORS FOR UNITED STATES READERS – US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 24, 2010, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 24, 2010, except as to Notes 6(a)(ii) and 15

which is as of July 8, 2010

Canarc Resource Corp.

Form 20-F

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Canarc Resource Corp.

We have audited the accompanying consolidated statements of operations and comprehensive income, shareholders' equity and cash flows of Canarc Resource Corp. for the year ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Canarc Resource Corp.'s operations and its cash flows for the year ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

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

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders' Equity

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

The Company has incurred significant operating losses and has a deficit of $46.6 million at December 31, 2009.  Furthermore, the Company has working capital deficiency of $649,000 as at December 31, 2009, which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management is actively seeking to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management's plans will be successful.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern and such adjustments could be material.

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

The Company's royalty receivable from disposition of subsidiary (Note 6(c)(i)) is classified as loans and receivables.  It was initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption on January 1, 2007.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(b)

Financial instruments:     (continued)

(ii)

Comprehensive Income

Comprehensive income is the change in shareholders' equity during a year from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders' equity section of the consolidated balance sheet and “other comprehensive income” in the consolidated statement of operations.

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

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company's property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

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

(e)

Long-term investments:

Investment in shares in which the Company's ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company's policy for financial instruments as defined in Note 2(b)(i).

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

(k)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company's case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(n)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIE's.

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

(q)

New accounting pronouncements:

(i)

International Financial Reporting Standards (“IFRS”):

In 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010.  The Company is currently evaluating the impacts of the conversion on the Company's consolidated financial statements and is considering accounting policy choices available under IFRS.

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

3.

Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company's primary source of funds comes from the issuance of share capital and proceeds from notes payable.  The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital.  Capital requirements are driven by the Company's exploration activities on its mineral property interests.  To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns of unused capital.

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

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk

The Company's investments in shares of Aztec Metals Corp. (“Aztec”) and Caza are classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

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

The fair values of the Company's cash, receivables, accounts payable and accrued liabilities, notes payable, and corporate income taxes payable approximate their carrying values due to the short terms to maturity;  therefore, disclosure is not made of their level in the fair value hierarchy.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level three in the fair value hierarchy as it is based on unobservable inputs.

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(i)

Foreign exchange risk:

The Company's mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets as its financial statements are stated in U.S. dollars.

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

Based upon the above net exposure as at December 31, 2009 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $63,600 in the Company's net earnings (losses).

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

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company's interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 6(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company's shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property interests which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

The Company believes the Arrangement and spin-off is not material to the Company, therefore, disclosure of discontinued operations is not being presented.

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company's shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

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

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(a)

Canada:     (continued)

(ii)

Tay-LP:

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company's discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  The Company made a cash payment of CAD$20,000 in August 2009.  On November 4, 2009, the Company issued 160,250 shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

On March 31, 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company's interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares, incurring exploration expenditures of CAD$675,000, and maintaining the Company's underlying option agreement in good standing until October 2011.  The option agreement is subject to Cap-Ex receiving regulatory approvals.

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

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco's shareholder ownership interest and will be deductible from Grassalco's net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2008, the Company had not completed a feasibility study.

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

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(e)

Expenditure options:

As at December 31, 2009, to maintain the Company's interest and to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

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

(g)

Realization:

The Company's investment in and expenditures on its mineral property interests comprise a significant portion of the Company's assets.  Realization of the Company's investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Mineral Properties     (continued)

(h)

Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company's operation may cause additional expenses and restrictions.

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

(i)

On October 22, 2009, the Company closed two private placements.  One private placement was for 4,000,000 flow through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders' fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.

The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders' fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

On November 4, 2009, the Company issued 160,250 shares at a price of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 6(a)(ii) provides further details.

On November 9, 2009, the Company closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders' fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

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

In July 2007, the Company closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders' fees of CAD$37,440 were paid in cash.

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

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(c)

Warrants:     (continued)

The fair value of the 411,670 finders' fee warrants which were issued pursuant to the private placements in the amount of $19,969 (2008 - $Nil) and included as a reduction to share capital was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

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

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.

Notes Payable

In December 2007, the Company's previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza was no longer a wholly-owned subsidiary of the Company (Note 5).

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company's shareholdings in Caza at CAD$0.25 per share of Caza.  As at December 31, 2009, interest of CAD$3,719 has been accrued.

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.

Income Taxes     (continued)

The significant components of the Company's future income tax assets as at December 31, 2009 and 2008 are as follows:

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

(a)

Unrealized holding gains and losses on marketable securities:

For Canadian GAAP effective January 1, 2007, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains recorded in net earnings and unrealized gains recorded in other comprehensive income.  On January 1, 2007, there was an increase of $837,000 in the carrying value of the Company's marketable securities on initial adoption of accounting policy for Canadian GAAP purposes.  Marketable securities were classified as available-for-sale securities for U.S. GAAP prior to January 1, 2007.

(b)

Royalty receivable:

For Canadian GAAP, the Company's royalty receivable from disposition of subsidiary is classified as loans and receivables which is measured at amortized cost and is amortized to interest income using the effective interest rate method.  For U.S. GAAP, the royalty receivable is recorded at the face value of the total expected receipts from the royalties.

(c)

Exploration expenditures for mineral properties:

For Canadian GAAP, acquisition costs and exploration expenditures related to mineral properties are capitalized.  For U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  Pursuant to the Securities and Exchange Commission's (“SEC”) Industry Guide 7 (“Guide 7”), an entity can only disclose proven and probable reserves, as defined within the Guide 7, in its reserve calculations.  In compliance with Guide 7, commercial feasibility consists of identifying that part of mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.  Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for U.S. GAAP purposes.

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

(e)

Divestiture of interests in subsidiaries:

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent's interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Under U.S. GAAP, changes in a parent company's proportionate share of subsidiary's equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation, particularly when the subsidiary is a development stage enterprise.  Accordingly, the deemed gain on disposition of Aztec, which is an enterprise in the development stage, for Canadian GAAP purposes due to Aztec issuing shares to third parties is recorded as an equity transaction for U.S. GAAP purposes.  The Company no longer retained a controlling interest in Aztec after Aztec issued additional shares to third parties in 2005 and applied the accounting guidance of SAB Topic 5:H which was in effect at that time.

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(j)

Uncertainty in income taxes:

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, was adopted by the Company on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Company's consolidated financial position or results of operations.

(k)

Derivative liability:

In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, Determining Whether an Instrument is Indexed to an Entity's Own Stock (“EITF 07-5”).  EITF 07-5 would result in share purchase warrants being classified as a derivative liability if they are not indexed to the Company's underlying common shares.  EITF 07-5 is effective for fiscal years ending after September 15, 2009.

The Company's functional currency is the U.S. dollar and the Company has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollars.  Because the exercise prices of the share purchase warrants are denominated in a currency other than the Company's functional currency, the warrants are not considered indexed to the Company's common shares.  These warrants are treated as derivative liabilities carried at fair values as determined by the Black-Scholes option pricing model for U.S. GAAP purposes with changes in fair values recorded as gains or losses in operations.

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

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(l)

Cumulative development stage reporting:

The Company is not required and has opted to not report such information for Canadian reporting and for U.S. GAAP purposes;  the Company is considered an exploration stage company.  U.S. GAAP requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders' equity since inception.  Canadian GAAP does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with U.S. GAAP such information would have been disclosed.

(m)

Changes in accounting policies:

(i)

Hierarchy of generally accepted accounting principles:

In June 2009, the FASB issued new standards for The Hierarchy of Generally Accepted Accounting Principles.  These standards, ASC 105, culminated a multi-year project to replace the previous U.S. GAAP hierarchy and established Accounting Standard Codification (the “Codification”).  The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database.  After the launch of the Codification on July 1, 2009, only one level of authoritative U.S. GAAP for non-governmental entities exists, other than guidance issued by the SEC.  The adoption of this statement was effective September 30, 2009.  The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company's consolidated financial statements.

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

The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.  The adoption of this new standard had no impact on the Company's consolidated financial statements.

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

Differences between Canadian and United States Generally Accepted Accounting Principles

(continued)

(m)

Changes in accounting policies:     (continued)

(iii)

Fair value measurement and disclosures:

In October 2008, the FASB amended accounting standards for Fair Value Measurements and Disclosures.  The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active.  The amendment is intended to address the following application issues:  (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist;  (b) how available observable inputs in a market that is not active should be considered when measuring fair value;  and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.  The changes were effective on issuance, including prior periods.  The adoption of this new standard had no impact on the Company's consolidated financial statements.

(iv)

Investments – other:

In January 2009, the FASB amended accounting standards for Investments – Other.  The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities.  The amendment removes the reference to the consideration of a market participant's estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms.  If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made.  This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively.  The adoption of this new standard had no impact on the Company's consolidated financial statements.

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

The Company's financial assets measured at fair value by level within the fair value hierarchy would be as follows:

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

Canarc Resource Corp.

Form 20-F

EXHIBIT 15-4

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

July 14, 2010

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen

We were previously principal accountants for Canarc Resource Corp. (the “Company”) and, under the date of March 14, 2008, except as to note 15 which was as of July 11, 2008, we reported on the consolidated financial statements of the Company as of and for the three years ended December 31, 2007.   On November 21, 2008, we resigned at the request of the Company.  We have read the Company's statements included under Item 16-F of its Form 20-F dated July 14, 2010, and we agree with such statements.

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