Form 20-F/A
period 2009-12-31
CANARC RESOURCE CORP
filed 2010-12-20
CIK 868822

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

☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:                  Item 17  ☑  Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                          Yes ☐ No ☑

EXPLANATORY NOTE

The Company has removed certain technical disclosure relating to its New Polaris Gold Project, including disclosure which combined measured and indicated resources.  See “Material Mineral Projects - New Polaris Gold Project, British Columbia, Canada”.

The Company added additional information relating to reasons and factors that the Company believed may have caused a decline in its share price, despite the increase in gold prices during the period.  See “Business Overview - Trends”.

The Company added additional information relating to its disclosure on controls and procedures to comment on their effectiveness.  The Company also added additional information relating to its internal control over financial reporting to comment on management's assessment as to their effectiveness, and additional steps to be taken by the Company in the future as required. See “CONTROLS AND PROCEDURES – Disclosure Controls and Procedures, and Management's Report on Internal Control over Financial Reporting”.

The Company added additional information to its accounting policy disclosure as it relates to U.S. GAAP, to differentiate between exploration and development costs, to expand on related issues, and to ensure correlation of these terms with Industry Guide 7.  See “Financial Statements – Note 15 - Differences between Canadian and United States Generally Accepted Accounting Principles – Exploration expenditures for mineral properties”.

The Company added additional information to its accounting policy disclosure as it relates to disclosure on a prior subsidiary, to include a reference to applicable accounting policies.  See “Financial Statements – Note 15 - Differences between Canadian and United States Generally Accepted Accounting Principles – Divestiture of interests in subsidiaries”.

TABLE OF CONTENTS

PART I		7
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
3.A	Selected Financial Data	7
3.B	Capitalization and Indebtedness	9
3.C	Reasons for the Offer and Use of Proceeds	9
3.D	Risk Factors	9
ITEM 4.	INFORMATION ON THE COMPANY	16
4.A	History and Development of the Company	16
4.B	Business Overview	19
4.C	Organizational Structure	21
4.D	Property, Plants and Equipment	21
ITEM 4A.	UNRESOLVED STAFF COMMENTS	30
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
5.A	Operating Results	35
5.B	Liquidity and Capital Resources	40
5.C	Research and Development, Patents and Licenses, etc	41
5.D	Trend Information	41
5.E	Off-Balance Sheet Arrangements	41
5.F	Tabular Disclosure of Contractual Obligations	42
5.G	Safe Harbor	42
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
6.A	Directors and Senior Management	43
6.B	Compensation	45
6.C	Board Practices	49
6.D	Employees	52
6.E	Share Ownership	52
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	55
7.A	Major Shareholders	55
7.B	Related Party Transactions	57
7.C	Interests of Experts and Counsel	58
ITEM 8.	FINANCIAL INFORMATION	58
8.A	Consolidated Statements and Other Financial Information	58
8.B	Significant Changes	59
ITEM 9.	THE OFFER AND LISTING	60
9.A	Offer and Listing Details	60
9.B	Plan of Distribution	61
9.C	Markets	61
9.D	Selling Shareholders	61

9.E	Dilution	61
9.F	Expenses of the Issue	61
ITEM 10.	ADDITIONAL INFORMATION	61
10.A	Share Capital	61
10.B	Notice of Articles and Articles of Association	61
10.C	Material Contracts	66
10.D	Exchange Controls	66
10.E	Taxation	67
10.F	Dividends and Paying Agents	72
10.G	Statement by Experts	72
10.H	Documents on Display	72
10.I	Subsidiary Information	72
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	72
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	73
PART II		74
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	74
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	74
ITEM 15.	CONTROLS AND PROCEDURES	74
ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	75
16.A	Audit Committee Financial Expert	75
16.B	Code of Ethics	76
16.C	Principal Accountant Fees and Services	76
16.D	Exemptions from the Listing Standards for Audit Committees	77
16.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers	77
16.F	Change in Registrant's Certifying Accountant	77
16.G	Corporate Governance	77
PART III		77
ITEM 17.	FINANCIAL STATEMENTS	77
ITEM 18.	FINANCIAL STATEMENTS	78
ITEM 19.	EXHIBITS	78

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

Canarc Resource Corp.

Form 20-F

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

Shareholder Rights Plan

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

46

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

Canarc Resource Corp.

Form 20-F

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

(2)

Common shares.

Canarc Resource Corp.

Form 20-F

All of the Registrant's shareholders have the same voting rights.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of December 16, 2010.

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

DATED at Vancouver, British Columbia, Canada, as of December 16, 2010.

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

DATED at Vancouver, British Columbia, Canada, as of December 16, 2010.

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

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	8,079,000	$0.48	7,074,000	$0.54	7,929,000	$0.54
Granted	1,680,000	$0.11	1,800,000	$0.29	2,190,000	$0.54
Exercised	-	-	-	-	(830,000)	$0.44
Converted to stock appreciation
rights on exercise	-	-	-	-	(410,000)	$0.37
Forfeited	(60,000)	$0.38	(75,000)	$0.53	(760,000)	$0.58
Expired	(1,034,000)	$0.73	(720,000)	$0.55	(1,045,000)	$0.71
Outstanding, end of year	8,665,000	$0.38	8,079,000	$0.48	7,074,000	$0.54

Exercise price range (CAD$)	$0.11 - $0.74		$0.25 - $1.00		$0.25 - $1.00

The following table summarizes information about stock options exercisable and outstanding at December 31, 2009:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	Dec 31, 2009	(Number of Years)	(CAD$)	Dec 31, 2009		(CAD$)

"$"#,##0.00_);[Re1]("$"#,##0.00)	1,680,000	4.6	$0.11	336,000		$0.11
$0.25 - $0.49	4,375,000	2.5	$0.33	4,022,000		$0.33
$0.50 - $0.74	2,610,000	2.0	$0.63	2,610,000		$0.63

	8,665,000	2.7	$0.38	6,968,000		$0.44

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

Related Party Transactions   (continued)

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

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada December 16, 2010	Bradford Cooke Chairman and Chief Executive Officer

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

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada December 16, 2010		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F