Form 20-F
period 2010-12-31
CANARC RESOURCE CORP
filed 2011-07-18
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2010
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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  90,985,890 common shares as at December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

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

TABLE OF CONTENTS

PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
3.A	Selected Financial Data	6
3.B	Capitalization and Indebtedness	8
3.C	Reasons for the Offer and Use of Proceeds	8
3.D	Risk Factors	8
ITEM 4.	INFORMATION ON THE COMPANY	15
4.A	History and Development of the Company	15
4.B	Business Overview	19
4.C	Organizational Structure	20
4.D	Property, Plants and Equipment	21
ITEM 4A.	UNRESOLVED STAFF COMMENTS	31
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	31
5.A	Operating Results	35
5.B	Liquidity and Capital Resources	40
5.C	Research and Development, Patents and Licenses, etc	41
5.D	Trend Information	41
5.E	Off-Balance Sheet Arrangements	42
5.F	Tabular Disclosure of Contractual Obligations	42
5.G	Safe Harbor	43
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
6.A	Directors and Senior Management	44
6.B	Compensation	45
6.C	Board Practices	50
6.D	Employees	53
6.E	Share Ownership	53
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
7.A	Major Shareholders	57
7.B	Related Party Transactions	58
7.C	Interests of Experts and Counsel	59
ITEM 8.	FINANCIAL INFORMATION	59
8.A	Consolidated Statements and Other Financial Information	59
8.B	Significant Changes	61
ITEM 9.	THE OFFER AND LISTING	61
9.A	Offer and Listing Details	61
9.B	Plan of Distribution	62
9.C	Markets	62
9.D	Selling Shareholders	62
9.E	Dilution	62
9.F	Expenses of the Issue	62
ITEM 10.	ADDITIONAL INFORMATION	62
10.A	Share Capital	62
10.B	Notice of Articles and Articles of Association	63
10.C	Material Contracts	67
10.D	Exchange Controls	67
10.E	Taxation	68
10.F	Dividends and Paying Agents	73

10.G	Statement by Experts	73
10.H	Documents on Display	73
10.I	Subsidiary Information	73
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74
PART II		75
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75
ITEM 15.	CONTROLS AND PROCEDURES	75
ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	76
16.A	Audit Committee Financial Expert	76
16.B	Code of Ethics	77
16.C	Principal Accountant Fees and Services	77
16.D	Exemptions from the Listing Standards for Audit Committees	78
16.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers	78
16.F	Change in Registrant's Certifying Accountant	78
16.G	Corporate Governance	78
PART III		79
ITEM 17.	FINANCIAL STATEMENTS	79
ITEM 18.	FINANCIAL STATEMENTS	79
ITEM 19.	EXHIBITS	79

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

Canarc Resource Corp.

Form 20-F

CAUTIONARY NOTE TO U.S. INVESTORS

This annual report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A      Selected Financial Data

The following financial information with respect to the last five fiscal years ended December 31, 2010 (stated in United States dollars) has been derived from Canarc's audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  A reconciliation of certain material measurement differences in the financial information from that which would be provided if the financial statements were prepared in accordance with U.S. GAAP is provided in Note 16 to the audited consolidated financial statements for the year ended December 31, 2010 which consolidated financial statements are set out and included in Item 17 of this annual report on Form 20-F.

Canarc Resource Corp.

Form 20-F

			As at and for the years ended December 31
	Selected Financial Information
	(stated in thousands of U.S. dollars, except per share amounts)	2010	2009	2008	2007	2006

(a)	Total revenues (1):
	Canadian GAAP	-	-	2	1,180	1,679
	U.S. GAAP	-	-	2	1,180	1,679
(b)	Income (loss) before extraordinary items:
	Total:
	Canadian GAAP	(590)	(1,579)	(6,963)	1,515	433
	U.S. GAAP	(1,626)	(2,063)	(1,038)	(4,371)	(4,875)
	Basic earnings (loss) per share:
	Canadian GAAP	(0.01)	(0.02)	(0.10)	0.02	0.01
	U.S. GAAP	(0.02)	(0.03)	(0.01)	(0.06)	(0.08)
(c)	Net income (loss):
	Total:
	Canadian GAAP	(590)	(1,579)	(6,963)	1,515	433
	U.S. GAAP	(1,626)	(2,063)	(1,038)	(4,371)	(4,875)
	Basic earnings (loss) per share:
	Canadian GAAP	(0.01)	(0.02)	(0.10)	0.02	0.01
	U.S. GAAP	(0.02)	(0.03)	(0.01)	(0.06)	(0.08)
	Diluted earnings (loss) per share:
	Canadian GAAP	(0.01)	(0.02)	(0.10)	0.02	0.01
	U.S. GAAP	(0.02)	(0.03)	(0.01)	(0.06)	(0.08)
(d)	Total assets:
	Canadian GAAP	13,900	13,167	12,829	20,115	18,447
	U.S. GAAP	4,855	4,175	4,375	5,624	7,966
(e)	Total long-term debt (2):
	Canadian GAAP	120	-	-	-	-
	U.S. GAAP	120	-	-	-	-
(f)	Shareholders' equity (net assets):
	Canadian GAAP	12,941	12,168	12,523	19,480	18,212
	U.S. GAAP	2,847	2,999	4,069	4,989	7,731
(g)	Dividends per shares (3):
	Canadian GAAP	No cash dividends declared in any of these periods
	U.S. GAAP	No cash dividends declared in any of these periods
(h)	Shares:
	Diluted number of common shares	107,335,010	94,248,775	81,433,505	80,308,505	79,528,276
	Number of common shares	90,985,890	81,969,655	72,704,505	71,734,505	68,470,476

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

Canarc Resource Corp.

Form 20-F

Canarc has had no long-term debt and has not paid any cash dividends over the last five years.  Item 4.A provides further details of the Company's distribution of shares of Caza pursuant to the Arrangement.

On June 24, 2011, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$0.9870.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
December	2010	1.0112	1.0050
January	2011	0.9974	0.9911
February	2011	0.9905	0.9849
March	2011	0.9796	0.9737
April	2011	0.9610	0.9551
May	2011	0.9712	0.9644

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2006	1.1794	1.0948	1.1342	1.1654
2007	1.1878	0.9066	1.0750	0.9913
2008	1.3008	0.9711	1.0660	1.2180
2009	1.3066	1.0251	1.1420	1.0510
2010	1.0848	0.9931	1.0299	0.9946

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

The Registrant does not presently have sufficient financial resources or operating cash flows to undertake by itself all of its planned exploration and development programs.  The development of the Registrant's properties may therefore depend on the Registrant's joint venture partners and on the Registrant's ability to obtain additional required financing.  There is no assurance the Registrant will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  In addition, the Registrant does not have sufficient experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in its audited consolidated financial statements for the year ended December 31, 2010, the Registrant has incurred significant operating losses and has an accumulated deficit of approximately $47.2 million at December 31, 2010.  Furthermore, the Registrant has working capital deficiency of approximately $67,000 as at December 31, 2010, and lack sufficient funds to achieve the Registrant's planned business objectives.  The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant's liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2010 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant's ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The figures for the Registrant's resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Registrant that any estimates of mineral deposits herein will not change.

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

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in North, South and Central America and elsewhere in the world.  As a result of this competition, some of which is with large established mining companies which have greater financial and technical resources than the Registrant, the Registrant may be unable to acquire additional attractive gold mining properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Registrant's exploration and acquisition programs will yield any new resources or reserves or result in any commercial mining operation.

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

Canarc Resource Corp.

Form 20-F

The Registrant will be required to locate mineral reserves for its long-term success.

Because mines have limited lives based on proven and probable mineral reserves, the Registrant will have to continually replace and expand its mineral reserves, if any.  The Registrant's ability to maintain or increase its annual production of gold and other base or precious metals once its current properties are producing, if at all, will be dependent almost entirely on its ability to acquire, explore, and develop new properties and bring new mines into production.

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

Potential investors who are United States taxpayers should be aware that Canarc may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years.  This status arises due to the fact that Canarc's excess exploration funds are invested in interest bearing securities creating "passive income" which, while modest and ancillary to the exploration business, has been Canarc's only substantive source of income.  If Canarc is a PFIC for any year during a United States taxpayer's holding period, then such a United States taxpayer, generally, will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Canarc.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A United States taxpayer who makes a QEF election generally must report on a current basis its share of Canarc's net capital gain and ordinary earnings for any year in which Canarc is a PFIC, whether or not Canarc distributes any amounts to its shareholders.  A United States taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein.  Item 10.E provides further details.

Canarc Resource Corp.

Form 20-F

While we believe we have adequate internal control over financial reporting, internal controls cannot provide absolute assurance that objectives are met.

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

The Registrant's management does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

At June 24, 2011, Canarc had 93,625,591 common shares and 9,350,000 share purchase options and 4,452,160 warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc's shares.  At June 24, 2011, securities that could be dilutive represented approximately 14.7% of Canarc's issued shares.  Certain of these dilutive securities were exercisable at prices below the June 24, 2011 closing market price of CAD$0.14 for the Company's shares, which would accordingly result in dilution to existing shareholders if exercised.

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

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties.  The Registrant currently owns or holds, directly or indirectly, interests in several precious metal properties which are located in Canada, as follows:

-

New Polaris property in British Columbia,

-

Tay-LP property in the Yukon,

-

Windfall Hills properties, British Columbia, and

-

Eskay Creek property in British Columbia,

of which the New Polaris and Tay-LP properties are the material properties of the Registrant.

In its consolidated financial statements prepared in accordance with Canadian GAAP, the Registrant has capitalized costs, net of recoveries and write-downs, of approximately $12.7 million in connection with the acquisition, exploration and development on its currently held property as at December 31, 2010 and are summarized as follows for the past three fiscal years:

		2010			2009			2008
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$ 3,605	$ 8,660	$ 12,265	$ 3,605	$ 8,556	$ 12,161	$ 3,605	$ 8,466	$ 12,071
Eskay Creek	-	-	-	-	-	-	-	-	-

Yukon (Canada):
Tay-LP	74	385	459	25	440	465	-	-	-

	$ 3,679	$ 9,045	$ 12,724	$ 3,630	$ 8,996	$ 12,626	$ 3,605	$ 8,466	$ 12,071

Further information and details regarding Canarc's properties are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2010 and to the date of this Form 20-F, the Registrant had been engaged in exploration and development of precious metal projects in Canada, Mexico, and Suriname.  The major events in the development of the Registrant's business over the last three years are set out below.  Information and details regarding the Registrant's properties are provided in Item 4.D.

In May 2008, Canarc granted 1.8 million stock options with an exercise price of CAD$0.29 and an expiry date of May 15, 2013.

In June 2008, Mr. Garry Biles replaced Mr. Bruce Bried as President and Chief Operating Officer, and Mr. Bruce Bried was nominated to the Board of the Directors of Canarc.

Canarc Resource Corp.

Form 20-F

On June 25, 2008, Canarc closed the Plan of Arrangement (the “Arrangement”) with Canarc's wholly-owned subsidiary, Caza Gold Corp. (“Caza”), whereby approximately 83% of Canarc's interest in Caza was distributed to the shareholders of Canarc.  Under the Arrangement, Canarc transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which Canarc distributed 11,950,577 Caza shares by way of a dividend in kind to Canarc's shareholders on the basis of one share of Caza for every six shares of Canarc held by shareholders as of the dividend record date.  As at December 31, 2010, Canarc no longer held any interest in Caza.  The property interests which were transferred from Canarc to Caza included Los Arrastres, Santiago and Santiago Fraction properties.

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

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company's shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at December 31, 2010, cumulative interest of CAD$10,605 and loan bonus of CAD$7,444 have been accrued.

On July 15, 2009, Canarc granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

On August 24, 2009, Canarc entered into an option agreement with Ross Rivers Minerals Ltd. and Ross River Gold Ltd. (jointly, “Ross River”) to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  On March 22, 2010, Canarc entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of Canarc's interest in the Tay-LP property.  In March 2011, Cap-Ex terminated its option agreement with the Company.  Item 4.D provides further details.

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

At the Company's annual general meeting held on June 15, 2010, the stock option plan to grant up to a maximum of 16,335,000 common shares was approved.

Pursuant to an audit by the Canada Revenue Agency (“CRA”) in 2009, Canarc had estimated approximately $661,700 in Canadian exploration expenditures (“CEE”) incurred in 2007 which do not qualify as CEE for flow-through purposes related to a flow through private placement which closed in October 2006.  Consequently Canarc has recognized a flow through financing cost of $489,000 in 2009 for estimated indemnities to flow through subscribers.  In June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as CEE of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  At December 31, 2010, Canarc accrued liabilities of approximately CAD$175,000 for estimated indemnities related to the disqualified CEE for flow through purposes and CAD$50,000 in accrued interests related to the indemnities.

Canarc Resource Corp.

Form 20-F

On September 8, 2010, Canarc granted 2,740,000 stock options with an exercise price of CAD$0.10 and an expiry date of September 8, 2015 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

On December 13, 2010, Canarc closed a private placement for 8.5 million units at CAD$0.15 per unit for gross proceeds of CAD$1,275,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.22 until June 13, 2012.

At Canarc's Annual General Meeting held on June 7, 2011, Messrs. Bradford Cooke, William Price, Derek Bullock, Leonard Harris and Bruce Bried were re-elected as Directors of the Company for the ensuing year.  Shareholder approval was also provided for the Company's Shareholder Rights Plan.

Relief Canyon project

In December 2010, Canarc was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  Canarc agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, Canarc paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending Canarc's due diligence, and was also obligated to pay $20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If Canarc elected not to proceed with the purchase of the Relief Canyon gold mine assets, Canarc was obligated to pay an additional $300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to Canarc.

To finance the acquisition, Canarc arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar's due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, mature in one year, bear simple annual interest rate of 12%, and secured by a first charge on the Relief Canyon gold mine assets.  Canarc would issue a closing bonus of one million common shares to Effisolar and would have the right to repay the loan at any time after 6 months.  If Canarc elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, Canarc arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar's due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At Canarc's election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of Canarc based on the 10 day average closing price on the Toronto Stock Exchange (“TSX”).

In January 2011, after conducting due diligence, both Canarc and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, Canarc paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to Canarc.  Canarc issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of Canarc on March 2, 2011.

In May 2011, Canarc entered into an agreement for the sale of the assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by Canarc.

Other Projects

Windfall Hills:

In April 2011, Canarc entered into two option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia.  Canarc can acquire a 100% interest in the Atna properties by making US$750,000 in cash payments over a 4 year period (US$50,000 paid), honouring a pre-existing 1.5% net smelter return (“NSR”) production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.

Canarc Resource Corp.

Form 20-F

Canarc can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a 4 year period (CAD$15,000 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is US$30 per oz for measured resources, US$20 per oz for indicated resources, and US$10 per oz for inferred resources.

In May 2011, Canarc staked 13,870 hectares gold property located northeast of the Windfall Hills property.

4.B     Business Overview

Nature of operations and principal activities

The Registrant's principal business activities are the acquisition, exploration and development of mineral resource properties.  The Registrant is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain reserves.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of the Registrant to arrange appropriate financing to complete further work on its properties, confirmation of the Registrant's interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on the Registrant's properties or proceeds from the disposition thereof.  The Registrant has incurred significant operating losses and currently has no operating revenues.  The Registrant has financed its activities principally by the issuance of equity securities.  The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations to fund its operations.

The Registrant and its management group have previously been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada, U.S.A., and Central and South America.  Starting with grass roots exploration prospects, it progressed to more advanced properties.  To date, the Registrant has not received any revenues from its mineral property interests.  The Registrant plans to continue exploring and developing its properties and, if appropriate, the Registrant intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its properties.  The Registrant seeks to identify properties with significant potential and to acquire those properties on the basis of an option agreement relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant.  Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur.  Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant's properties.  Items 3.D and 4.A provide further details.

Further information and details regarding the Registrant's properties are provided in Item 4.D.

Sales and revenue distribution, sources and availability of raw materials, and marketing channels

As of the date of this annual report, the Registrant has not generated any operating revenues from its mineral properties.

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

Canarc Resource Corp.

Form 20-F

The current and anticipated future operations of the Registrant, including further exploration and/or production activities may require additional permits from governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavourable amendments to current laws, regulations and permits governing operations and activities of mineral exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Registrant and could cause increases in capital expenditures which could result in a cessation of operations by the Registrant.  To the best of its knowledge, the Registrant is operating in compliance with applicable laws.

Trends

Gold prices continued to show strength as the cumulative annual average increased from $872 in 2008 to $972 in 2009 and then to $1,225 in 2010 and closing at $1,515 on June 24, 2011.  Gold prices achieved new highs in each of the past several years.  In March 2008, prices reached a high of $1,011 and then $1,213 in December 2009 before reaching a high of $1,421 in November 2010.  The high for 2011 was on June 22, 2011 at $1,553.  Not only has this trend made the gold mining business more profitable, it has attracted investors into the gold equities, driving up the share prices of gold companies and providing a market for capital financing to the gold industry.

During the same period from January 2008 to December 2010, the closing market price for the Registrant's shares decreased from CAD$0.38 to CAD$0.29 – a decrease of 24%, and the high of CAD$0.44 was in January 2008.  In May 2011, the closing market share price was CAD$0.16.  In 2007, the Company elected not to proceed with the development of the New Polaris gold project and with no other significant exploration activity underway, the share price fell because of a lack of material news.  The Company's decision to defer development work at New Polaris was based on the fact that a larger mine development by another mining company immediately adjacent to New Polaris was granted its final environmental permits, raised its capital financing and made a development decision, so the Company could potentially benefit from waiting for the neighbouring mining company to complete building its mine and from both their environmental studies and infrastructure.  Unfortunately, that company was negatively impacted in the 2008 financial crisis and filed for bankruptcy protection in 2009, and their mine was never built.  Despite these setbacks, management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc's gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices.

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

4.D     Property, Plants and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2010):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,605,000	$8,660,000	$12,265,000
Tay-LP (4)	Yukon, Canada	100.00%	$74,000	$385,000	$459,000
Eskay Creek	BC, Canada	33.33%	$0	$0	$0

1

Subject to any royalties or other interests as disclosed below.

2

Previously known as “Polaris-Taku”.

3

Net of recoveries and write-downs.

4

On March 22, 2010, Canarc entered into an option agreement with Cap-Ex whereby Cap-Ex can acquire 50% of Canarc's interest in the Tay-LP property.  In March 2011, Cap-Ex terminated its option agreement with the Company.  Item 4.D provides further details.

NOTE:  All references to U.S.$ unless otherwise noted.  See below for further details on each property.  Refer to Note 16 of the consolidated financial statements as of December 31, 2010 as included herein, for disclosure of differences between U.S. GAAP and Canadian GAAP.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

The vein mineralization has well marked contacts with the wall rock.  The transition from mineralized to non mineralized rock occurs over a few centimeters.  Free gold is extremely rare and to the end of 2005 had not been recognized in core samples.  The majority of the gold occurs in arsenopyrite and to a lesser extent in pyrite and stibnite.  Because there is no visible gold and the host sulphides are very fine grained and disseminated there is little nugget effect and gold values even over short intervals rarely exceed 1 opt.  Out of 4700 samples with greater than 0.03 opt gold collected from core and the underground workings, only 185 samples had a value greater than 1 opt, the highest being 3.69 opt.  For this reason, no cutting of assays has been done in calculating composites nor are there many cases where a composite sample is carried by a single assay.

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

Canarc Resource Corp.

Form 20-F

Location Map

In April 2011, Canarc completed a preliminary economic assessment of the New Polaris property.  The report which is dated April 10, 2011 is titled “New Polaris Project - Preliminary Assessment Update”.  J.H.Gray, P.Eng., R.J. Morris, M.Sc., P.Geo. and G.H. Giroux, MASc., P. Eng. were the Qualified Persons for that Report.  The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Tay-LP Property, Yukon, Canada

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company's discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  Cash payments of CAD$20,000 were made in August 2009, CAD$30,000 in April 2010 and CAD$50,000 in October 2010.  On November 4, 2009, the Company issued 160,250 common shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property, and 221,235 common shares at a value of CAD$0.113 per share in October 2010.

Canarc Resource Corp.

Form 20-F

The Company completed a Phase 1 exploration program for 10 holes including 2,000 m of diamond drilling in the third and fourth quarters of 2009.  The objective of the program was to extend known mineralization along strike and down-dip of existing gold intercepts in three principle target areas.

In late March 2010, the Company entered into an option agreement with Cap-Ex whereby Cap-Ex can acquire 50% of the Company's interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares of which 100,000 common shares have been received, incurring exploration expenditures of CAD$675,000, and maintaining the Company's underlying option agreement in good standing until October 2011.

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

The following information is extracted from, or includes accurate paraphrasings of, the executive summary, or other sections as indicated, from the Tay-LP Technical Report, the full copy of which is available online at www.sedar.com as filed on April 1, 2010.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Tay-LP Technical Report.

Property Description

The Tay-LP project of Ross River Gold Ltd. is a gold exploration project, covering an area of approximately 8150 hectares, located in south-central Yukon near the Village of Ross River.  The project comprises 413 mineral claims.  The Tay-LP area was first staked, following a prospecting discovery in 1984.  The property has since been explored intermittently by various companies for intrusion-related gold deposits.  Gold is associated with pyrrhotite-dominant, quartz-sulphide veins and replacement zones hosted by folded Paleozoic meta-sedimentary rocks.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

Location Map

David St. C. Dunn, P.Geo., and James Moors, P.Geo, Vice President Exploration of the Registrant, are the Qualified Persons for the Tay-LP Technical Report.

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay LP which successfully identified several new EM conductors and magnetic anomalies within prospective geological settings.  In March 2011, Cap-Ex terminated its option agreement with the Company.

The Company is currently prioritizing new targets for drilling in 2011.

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

Canarc Resource Corp.

Form 20-F

The exploration concessions for the Benzdorp property expired in July 2007, and Benzdorp Gold NV, the joint venture company which held by Canarc and Grasshopper Aluminum Company NV (“Grassalco”), had exercised its exclusive right to re-apply to the Minister of Natural Resources of Suriname for a three year extension to Canarc's exploration concessions at Benzdorp.  An extension was available at the discretion of the Suriname Minister of Natural Resources.  The application was rejected in August 2008 but an application for new concessions would be considered so one new exploration concession was applied in September 2008.

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

Windfall Hills properties, British Columbia, Canada

In April 2011, Canarc entered into two option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia.  Canarc can acquire a 100% interest in the Atna properties by making US$750,000 in cash payments over a 4 year period (US$50,000 paid), honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.

Canarc can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a 4 year period (CAD$15,000 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is US$30 per oz for measured resources, US$20 per oz for indicated resources, and US$10 per oz for inferred resources.

In May 2011, Canarc staked 13,870 hectares gold property located northeast of the Windfall Hills property.

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

Canarc Resource Corp.

Form 20-F

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

Canarc received royalties of $50,000 per year from 2006 to 2010.

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

Providencia:

In March 2007, Canarc entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors retained a 2 ½ % net smelter return royalty (“NSR”), and Canarc had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of Canarc at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

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

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2010, 2009 and 2008 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.  The Registrant's financial statements are stated in United States dollars and are prepared in accordance with Canadian GAAP.  Reference is made to Note 16 of the consolidated financial statements for the year ended December 31, 2010 of the Registrant as included herein for discussion of the material differences between Canadian GAAP and U.S. GAAP and their effect on the Registrant's financial statements.

Canadian and United States Generally Accepted Accounting Principles:     The audited consolidated financial statements of the Registrant are prepared in accordance with Canadian GAAP.  Accounting practices under Canadian GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

(a)

Royalty receivable:

For Canadian GAAP, the Registrant's royalty receivable from disposition of subsidiary is classified as loans and receivables which is measured at amortized cost and is amortized to interest income using the effective interest rate method.  For U.S. GAAP, the royalty receivable is recorded at the face value of the total expected receipts from the royalties.

(b)

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

(c)

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

(f)

Flow-through equity financing:

The Registrant raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for exploration purposes and the related tax benefits are assigned to the investor.  For US GAAP purposes, the Registrant has interpreted SFAS 94 and FRC 203.02 to require that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within financing activities.

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

(g)

Unit offerings:

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments.  Under U.S. GAAP, the Registrant is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity classified in which case for 2009 and 2010 fiscal years would exclude warrants which are determined to be derivative liabilities.  The fair value of the share purchase warrants was determined using the Black-Scholes method.

(h)

Stock-based compensation:

As issued by the Financial Accounting Standards Board ("FASB") for US GAAP, Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), is a revision of SFAS 123 "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees".  SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  In calculating compensation to be recognized, SFAS 123R requires the Registrant to estimate future forfeitures.  For Canadian GAAP purposes, the Registrant uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur.

Canarc Resource Corp.

Form 20-F

Under U.S. GAAP, employee and director remuneration would include the stock-based compensation expense reported separately for Canadian GAAP.

(i)

Consolidated statement of cash flows:

Under Canadian GAAP, the Registrant has included a subtotal in cash flows from operating activities.  Under U.S. GAAP, no such subtotal would be disclosed.

(j)

Uncertainty in income taxes:

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, is an interpretation of FASB Statement No.109.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Registrant recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Registrant's consolidated financial position or results of operations.

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

(l)

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

Canarc Resource Corp.

Form 20-F

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

The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.  The adoption of this new standard had no material impact on the Registrant's consolidated financial statements.

(iii)

Fair value measurement and disclosures

In October 2008, the FASB amended accounting standards for Fair Value Measurements and Disclosures.  The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active.  The amendment is intended to address the following application issues:  (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist;  (b) how available observable inputs in a market that is not active should be considered when measuring fair value;  and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.  The changes were effective on issuance, including prior periods.  The adoption of this new standard had no material impact on the Registrant's consolidated financial statements.

(iv)

Investments – other:

In January 2009, the FASB amended accounting standards for Investments – Other.  The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities.  The amendment removes the reference to the consideration of a market participant's estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms.  If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made.  This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively.  The adoption of this new standard had no material impact on the Registrant's consolidated financial statements.

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

Canarc Resource Corp.

Form 20-F

Further details are provided in Note 16 of the audited consolidated financial statements for the year ended December 31, 2010.

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

Fiscal Year 2010 – Year ended December 31, 2010 compared with December 31, 2009

Canarc incurred a net loss of approximately $590,000 for the year ended December 31, 2010 which is significantly lower than the net loss of approximately $1.58 million in fiscal 2009.  However operating losses for 2010 were nominally higher than in 2009, reflecting the continual activities and efforts of Canarc in pursuing projects of merits and project generation as gold prices reached new highs in 2010 as well as in seeking partners for its mineral property interests.  Such efforts culminated in the accepted bid for the Relief Canyon project in early December 2010.  Operating losses were lower in 2009 as Canarc endeavoured to preserve its cash and to reduce its monthly burn-rates, during the weakened financial markets at that time.

The primary contributing factors for the higher operating losses but the lower net losses are the future income tax recovery of $113,000 in the first quarter which was reduced by the future income tax expense of $140,000 due to the higher accounting basis of Canarc's mineral properties relative to its tax basis;  the gain of $257,000 from the disposition of Caza shares in the second and third quarters;  and the reduction of $200,000 for flow through financing costs from the reduced estimated indemnities from the estimate in 2009 which relate to the ineligible exploration expenses for flow through purposes less interests accruals of approximately $50,000 for such indemnities – all of which reduced the impact of higher operating losses on the net loss in fiscal 2010 and thereby reduced net losses.

The future income tax recovery is a provision for the recognition at the date of actual renunciation being February 24, 2010, by a reduction in the amount included in share capital for the flow through shares for the future income taxes related to the deductions foregone by Canarc.  In 2009, Canarc raised flow-through equity financing from a private placement for approximately CAD$480,000 of which CAD$475,239 were renounced in February 2010.

Pursuant to an audit by the CRA in 2009, Canarc had estimated approximately $661,700 in CEE incurred in 2007 which do not qualify as CEE for flow-through purposes and consequently Canarc had recognized a flow through financing cost of $489,000 in 2009 for estimated indemnities to flow through subscribers.  In June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as CEE of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  Canarc accrued flow through obligations of approximately CAD$175,000 for estimated indemnities related to the disqualified CEE for flow through purposes and CAD$50,000 in accrued interests related to the indemnities.

Canarc Resource Corp.

Form 20-F

Canarc realized a gain of $257,000 from the disposition of its remaining shares of Caza for proceeds of approximately CAD$319,000 to supplement its ongoing working capital and operating needs.

Remuneration for employees were comparable for both 2010 and 2009 as Canarc focused continued due diligence efforts in analyzing gold projects for acquisition purposes, so as to capitalize on the upward trends in the gold market.  In late March 2010, Canarc optioned 50% of its interest in the Tay-LP property to another company which would allow Canarc to maintain the property in good standing and to reduce its financial burden.  Then in early December 2010, Canarc submitted the accepted bid for the Relief Canyon project.  General and administrative expenses were commensurately higher due to legal fees incurred in the preparation and submission of the accepted bid of $11 million for the Relief Canyon project in a court appointed bankruptcy auction in the U.S. and in finalizing the terms of the bridge loan of CAD$12 million with Effisolar for the acquisition of the project.  Shareholder relations expenses were coincidentally similar for both fiscal years, but were cumulatively lower in the first three quarters of 2010 as Canarc reduced discretionary expenses given the status of its projects during those periods.

Efforts in late fiscal 2009 were focused on an NI 43-101 compliant technical report for the New Polaris gold project which resulted in a preliminary economic assessment, the Moose Mountain Revised Report, which supported the project's economics.

Stock-based compensation is from the granting and vesting of stock options.  On July 15, 2009, Canarc granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.  On September 8, 2010, Canarc granted 2,740,000 stock options with an exercise price of CAD$0.10 and an expiry date of September 8, 2015 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

Adjustment to mineral properties in 2009 reflects transient expenses incurred for a mineral property interest which was written off in 2008.

Canarc recognized $4,000 from the accretion of royalty receivable from the Sara Kreek property.  Interest expense includes accrued interest of CAD$6,886 and a loan bonus of 12% of the principal which is payable upon repayment of the loan.

Canarc also recognized an increase in fair value of $10,000 from its available-for-sale securities which were received for its optioned mineral property interest in Tay-LP with Cap-Ex.

Canarc has no sources of operating revenues.

As at December 31, 2010, Canarc has mineral property interests which are comprised of the following:

December 31, 2010
	Acquisition	Exploration/
(in US$000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,660	$ 12,265

Yukon:
Tay-LP	74	385	459

	$ 3,679	$ 9,045	$ 12,724

Canarc Resource Corp.

Form 20-F

At December 31, 2010, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments (1)	Payments	Reduction	Other	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)	(US$000s)

New Polaris:
Net profit interest reduction						150,000
or buydown

Tay-LP:
October 31, 2011	$ 50	$ 245
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

Relief Canyon:
Assay laboratory - February 4, 2011 (paid)					$ 300

	$ 900	$ 845	$ 25	$ 1,950	$ 300	150,000

(1)

Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

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

As at December 31, 2009, Canarc has mineral property interests which are comprised of the following:

Canarc Resource Corp.

Form 20-F

December 31, 2009
	Acquisition	Exploration/
(in US$000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,556	$ 12,161

Yukon:
Tay-LP	25	440	465

	$ 3,630	$ 8,996	$ 12,626

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

Environmental Liabilities

The Registrant's policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it may operate may not yet have fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of CAD$250,000 have been placed with regulatory agencies in respect to the Registrant's New Polaris gold property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Registrant's mineral property interests.

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

The Registrant accounts for stock-based compensation using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.  Under Canadian GAAP, the Registrant does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur, whereas under U.S. GAAP future forfeitures are estimated.  Assumptions are used in the determination of fair value of these non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

Canarc Resource Corp.

Form 20-F

The following table contains selected financial information of Canarc's liquidity:

		December 31,
(in $000s)	2010	2009	2008

Cash	$ 592	$ 155	$ 155
Working capital (deficiency)	$ (67)	$ (649)	$ 194

Ongoing operating expenses continue to reduce Canarc's cash resources and working capital.

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were secured by Canarc's previous shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at December 31, 2010, cumulative interest of CAD$10,605 and loan bonus of CAD$7,444 have been accrued.

In fiscal 2010, Canarc received $50,000 as the annual royalty from the Sara Kreek project.

In late April 2010, Canarc disposed of one million shares of Caza at a price of CAD$0.20 for total proceeds of CAD$200,000 and then in late August 2010 disposed the remaining balance of 596,050 shares of Caza at a price of CAD$0.20 per share for total proceeds of CAD$119,210, which financed ongoing working capital and operating needs.

In August 2010, Canarc received marketable securities from its optioned interest in the Tay LP property, in which the available-for-sale securities have a market value of approximately CAD$25,000 as at December 31, 2010.

On December 13, 2010, Canarc closed a private placement for 8.5 million units at CAD$0.15 per unit for gross proceeds of CAD$1,275,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.22 until June 13, 2012.

During fiscal 2010, options for 20,000 common shares and warrants for 275,000 common shares were exercised for gross proceeds of CAD$43,840

The working capital deficiency of $67,000 at December 31, 2010 includes the notes payable which include accrued interests and loan bonus totalling $81,000 due to certain directors and an officer of Canarc and net income tax indemnities of $226,000.

Canarc recognized a future income tax liability of $120,000 in fiscal 2010 which is attributable to the higher accounting basis of its mineral properties relative to their tax basis.

Canarc has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements.  Under Items 5.A and 5.F, further details of contractual obligations are provided as at December 31, 2010.  Canarc will continue to rely upon equity financing as its principal source of financing its projects.

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

Canarc Resource Corp.

Form 20-F

The Registrant currently has no active business operations that would be affected by recent trends in productions, sales, etc.  The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E     Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2010.

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

5.F     Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2010:

Canarc Resource Corp.

Form 20-F

			Payments Due by Period
			(CAD$000s)				Others
		Less than			More than	Amount	Amount	Number
	Total	1 year	1-3 years	3-5 years	5 years	(CAD$000s)	(US$000s)	of Shares

New Polaris:
Net profit interest reduction or buydown	-	-	-	-	-	-	-	150,000

Tay-LP:
Option payments	900	50	850	-	-	-	-	-
Exploration expenditures	845	245	600	-	-	-	-	-
Annual advance royalty payments
until commercial production	-	-	-	-	-	25	-	-
Net smelter reduction from 3% to 1.5%	-	-	-	-	-	-	1,950	-

Relief Canyon:
Assay laboratory	-	-	-	-	-	-	300	-

Total	$ 1,745	$ 295	$ 1,450	$ -	$ -	$ 25	$ 2,250	150,000

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

The directors and senior management of the Registrant as of June 24, 2011 are:

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

Retired;

Chairman of William L. Price Charitable Foundation;

Formerly Chairman, CEO and Chief Investment Officer of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC);

Formerly Global Equity Chief Investment Officer of Allianz Global Investors AG

Director (since May 31, 2005)

Canarc Resource Corp.

Form 20-F

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Registrant and Period of Service
BRIED, Bruce (2) British Columbia, Canada	President and Chief Operating Officer of Canarc Resource Corp. (from February 15, 2007 to May 31, 2008); Vice-President, Mining, for Endeavour Silver Corp. (from March 2005 to February 2007)	Director (since June 1, 2008)
BILES, Garry British Columbia, Canada	Vice-President, Mining, of Canarc Resource Corp. (from March 1, 2007 to May 31, 2008); General Manager of Glencairn Gold Corp. (from April 2005 to January 2007)	President and Chief Operating Officer (since June 1, 2008)
MOORS, James British Columbia, Canada	Exploration Manager for Canarc Resource Corp. (from April 2002 to May 2005)	Vice-President, Exploration (since June 2005)
LOCKWOOD, Stewart British Columbia, Canada	Barrister & Solicitor, Vector Corporate Finance Lawyers	Secretary (since 1994)
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

(from May 2003 to February 2007)

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

Canarc Resource Corp.

Form 20-F

During the fiscal period ended December 31, 2010, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$556,231.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal year ended December 31, 2010.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke Director, Chairman and CEO	2010	$42,819	Nil	$36,970	Nil	Nil	Nil	$8,000	$87,789
	2009	$57,586	Nil	$17,025	Nil	Nil	Nil	$8,000	$82,611
Derek Bullock Director	2010	Nil	Nil	$14,788	Nil	Nil	Nil	$8,000	$22,788
	2009	Nil	Nil	$5,675	Nil	Nil	Nil	$8,000	$13,675
Leonard Harris Director	2010	Nil	Nil	$14,788	Nil	Nil	Nil	$8,000	$22,788
	2009	Nil	Nil	$5,675	Nil	Nil	Nil	$8,000	$13,675
William Price Director	2010	Nil	Nil	$14,788	Nil	Nil	Nil	$8,000	$22,788
	2009	Nil	Nil	$5,675	Nil	Nil	Nil	$8,000	$13,675
Bruce Bried Director	2010	Nil	Nil	$14,788	Nil	Nil	Nil	$8,000	$22,788
	2009	Nil	Nil	$5,675	Nil	Nil	Nil	$8,000	$13,675
Garry D. Biles President and COO	2010	$151,015	Nil	$25,879	Nil	Nil	Nil	Nil	$176,894
	2009	$124,347	Nil	$11,350	Nil	Nil	Nil	Nil	$135,697
James Moors Vice-President, Exploration	2010	$36,257	Nil	$18,485	Nil	Nil	Nil	Nil	$54,742
	2009	$62,018	Nil	$11,350	Nil	Nil	Nil	Nil	$73,368
Stewart Lockwood Secretary	2010	Nil	Nil	$9,612	Nil	Nil	Nil	$73,535 (8)	$83,147
	2009	Nil	Nil	$4,256	Nil	Nil	Nil	$102,608 (8)	$106,864
Philip Yee Chief Financial Officer and Vice-President, Finance	2010	$40,325	Nil	$22,182	Nil	Nil	Nil	Nil	$62,507
	2009	$81,876	Nil	$11,350	Nil	Nil	Nil	Nil	$93,226

Notes:

(1)

Includes the dollar value of cash and non-cash base salary earned during a financial year covered.

(2)

The amount represents the fair value, on the date of grant, of awards made under the Company's Stock Option Plan.  The grant date fair value has been calculated using the Black Scholes Model in accordance with Section 3870 of the CICA Handbook.

(3)

These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2010.

(4)

N/A.

(5)

N/A.

(6)

These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2010 and include directors fees, as applicable, and annual bonuses for prior year's performance, if any.

(7)

These amounts include dollar value of total compensation for the covered year.  This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.

(8)

Legal fees charged to the Company by a law firm in which Stewart Lockwood is a partner.

The following table sets forth information concerning outstanding stock options under the Registrant's Stock Option Plan as at December 31, 2010 to each director and officer of the Registrant.  No SARs were outstanding.

Canarc Resource Corp.

Form 20-F

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2010:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2010 to December 31, 2010

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer, Chairman and Director	September 8, 2010	Common shares	500,000	$0.10	September 8, 2015
Derek Bullock Director	September 8, 2010	Common shares	200,000	$0.10	September 8, 2015
Leonard Harris Director	September 8, 2010	Common shares	200,000	$0.10	September 8, 2015
William Price Director	September 8, 2010	Common shares	200,000	$0.10	September 8, 2015
Bruce Bried Director	September 8, 2010	Common shares	200,000	$0.10	September 8, 2015
Garry Biles President and Chief Operating Officer	September 8, 2010	Common shares	350,000	$0.10	September 8, 2015
James Moors Vice-President, Exploration	September 8, 2010	Common shares	250,000	$0.10	September 8, 2015
Stewart Lockwood Secretary	September 8, 2010	Common shares	130,000	$0.10	September 8, 2015
Philip Yee Chief Financial Officer and Vice-President (Finance)	September 8, 2010	Common shares	300,000	$0.10	September 8, 2015

Note:

The above stock option grant is subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2010 fiscal year, no share appreciation rights for common shares were exercised by option holders who were directors or officers of the Registrant at the time of exercise.

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

During the fiscal year ended December 31, 2010, Canarc granted stock options to directors for up to 1,300,000 common shares in which such options have an exercise price of CAD$0.10 and an expiry date of September 8, 2015 and are subject to vesting provision in which 20% of the options vest immediately and 20% vest every six months.

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2010 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Registrant based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

The Registrant's Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO's recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, Vice-President of Exploration, and the Chief Financial Officer, are then submitted for approval by the Board.

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

Canarc Resource Corp.

Form 20-F

The CEO prepares recommendations for the Board with respect to the bonuses to be paid to the executive officers and to senior management.

No bonuses were distributed nor paid to executive officers and senior management of Canarc in the 2009 and 2010 fiscal years.

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

Other Compensation

Bradford J. Cooke, CEO, Chairman and Director of the Registrant, is a party to an arrangement with Endeavour Silver Corp. (“Endeavour”) whereby Endeavour is reimbursed for time spent by Mr. Cooke on a cost recovery basis.  There are no specific terms relating to severance or notice beyond what may be provided by statute or common law.  During the financial year ended December 31, 2010, Canarc incurred CAD$42,819 in salary paid or payable to Endeavour for services rendered by Mr. Cooke.

Directors' and Officers' Liability Insurance

In fiscal 2010, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.  The policy has a CAD$1,000,000 limit of liability, retentions ranging from CAD$nil to CAD$50,000, and a policy period from December 31, 2010 to January 1, 2012 for a premium of CAD$20,450.

Performance Graph

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Registrant's common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2005 and ending December 31, 2010.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(based on Canadian Funds)

Canarc Resource Corp.

Form 20-F

The graphs assume that the initial value of the investment on the TSX Toronto Stock Exchange in the Registrant's common shares and in the indice was $100 on the initial date.

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
Cardero Resource Corp.
Solitario Exploration & Royalty Corp.
Sulliden Gold Corporation Ltd.
Endeavour Silver Corp.
Abzu Gold Ltd.
Golden Arrow Resources Corporation
Indico Resources Ltd.
Wealth Minerals Ltd.
Trevali Mining Corporation
Golden Alliance Resources Corp.

William Price	n/a

Bruce Bried	International Montoro Resources Inc.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors' meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet.

Canarc Resource Corp.

Form 20-F

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

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant's Annual Information Form dated March 28, 2011.

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

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has tentatively established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 comprised of the following Board members and the proposed mandates:

Committee	Members	Mandate
Nomination	Derek Bullock (Chairman)

The function of the Nominating Committee (the “Committee”) is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select, the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors and to oversee management continuity planning processes.

William Price
Compensation	Leonard Harris (Chairman)

The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company's strategy, policies and programs on the compensation and development of senior management and directors.

William Price
Technical, Environmental, Social, Safety	Bruce Bried

The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

The Board has also tentatively proposed a Disclosure Committee to be comprised of the following management persons and the proposed mandate:

Members	Mandate
Chief Executive Officer or President

A Disclosure Policy Committee oversees corporate disclosure practices and ensures implementation and adherence to this policy.  The Disclosure Policy Committee's responsibilities include:

•

maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;

•

developing and implementing procedures to regularly review;

•

update and correct corporate disclosure information, including information on the Internet website;

•

bringing this policy to the attention of directors, management and staff;

•

monitoring compliance with this policy and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;

•

reviewing this policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines;  and ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in this policy.

Manager of Investor Relations

The charters for the above-noted committees have not been finalized by the Board of Directors.

Canarc Resource Corp.

Form 20-F

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

6.D     Employees

The Registrant's business is administered principally from its head office in Vancouver, British Columbia, Canada.  As of June 24, 2011, the Registrant had a staff of two full time and five part time employees based in Vancouver, BC, Canada.

6.E     Share Ownership

As at June 24, 2011, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman, Chief Executive Officer and Director	3,224,980	3.45%	175,000	$0.69	June 29, 2011
			200,000	$0.54	June 15, 2012
			750,000	$0.46	September 26, 2012
			400,000	$0.29	May 15, 2013
			300,000	$0.11	July 15, 2014
			500,000	$0.10	September 8, 2015

Canarc Resource Corp.

Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Derek Bullock Director	5	0.00%	125,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
			200,000	$0.10	September 8, 2015
Leonard Harris Director	210,000	0.22%	125,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
			200,000	$0.10	September 8, 2015
William Price Director	5,556,000	5.93%	125,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
			200,000	$0.10	September 8, 2015
Bruce Bried Director	334,500	0.36%	75,000	$0.69	June 29, 2011
			125,000	$0.74	January 26, 2012
			100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
			160,000	$0.10	September 8, 2015
Garry Biles President and Chief Operating Officer	100,000	0.11%	200,000	$0.74	January 26, 2012
			50,000	$0.54	June 15, 2012
			200,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			350,000	$0.10	September 8, 2015

Canarc Resource Corp.

Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
James Moors Vice-President, Exploration	32,012	0.03%	100,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			175,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			250,000	$0.10	September 8, 2015
Stewart Lockwood Secretary	236,674	0.25%	50,000	$0.54	June 15, 2012
			40,000	$0.29	May 15, 2013
			75,000	$0.11	July 15, 2014
			130,000	$0.10	September 8, 2015
Philip Yee Chief Financial Officer and Vice-President (Finance)	Nil	Nil	100,000	$0.69	June 29, 2011
			100,000	$0.54	June 15, 2012
			175,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			300,000	$0.10	September 8, 2015

(1)

As at June 24, 2011, the Registrant had 93,625,591 common shares issued and outstanding.

(2)

Common shares.

All of the Registrant's shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 24, 2011 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

1,200,000	$0.69	June 29, 2006	June 29, 2011
325,000	$0.74	January 26, 2007	January 26, 2012
1,065,000	$0.54	June 15, 2007	June 15, 2012
750,000	$0.46	September 26, 2007	September 26, 2012
1,730,000	$0.29	May 15, 2008	May 15, 2013
1,640,000	$0.11	July 15, 2009	July 15, 2014
2,640,000	$0.10	September 8, 2010	September 8, 2015

9,350,000	TOTAL

Canarc Resource Corp.

Form 20-F

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates

202,160	$0.15	October 22, 2009	October 22, 2011
4,250,000	$0.22	December 13, 2010	June 13, 2012

4,452,160	TOTAL

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant's Plan allows it to grant options to its employees, directors and consultants to acquire up to 16,335,000 common shares, of which options for 9,410,000 common shares are outstanding as at December 31, 2010, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

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

As at June 24, 2011, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	CDS & Co. Toronto, Ontario	53,001,470 (3), (4)	56.61%
Common Shares	CEDE & Co. New York, New York, U.S.A.	29,685,983 (3), (4)	31.71%
Common Shares	William Price (5) Redwood City, California, U.S.A.	5,556,000 (6)	5.93%
Common Shares	Officers and Directors as a group	9,694,171 (6)	10.35%

(1)

Common shares.

(2)

As at June 24, 2011, the Registrant had 93,625,591 common shares issued and outstanding.

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

(5)

As at June 24, 2011, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 5.93% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation.  William Price became a director of the Registrant at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of the Registrant.

(6)

William Price was elected to the Board of Directors at the Registrant's annual general meeting held on May 31, 2005, and as at June 24, 2011, his shareholdings of 5,556,000 common shares are included in the 9,659,671 common shares held by officers and directors as a group.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of June 24, 2011 there were 93,625,591 common shares of the Registrant which were issued and outstanding.  Based on the records of the Registrant's registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 433 registered holders of the Registrant's common shares resident in the United States (71% of all registered holders) holding 37,461,801 common shares.  This number represents approximately 40% of the total issued and outstanding common shares of the Registrant at that date.

Canarc Resource Corp.

Form 20-F

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

7.B     Related Party Transactions

For the fiscal year ended December 31, 2010, the Registrant had transactions with related parties.

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2010 include:

-

CAD$42,819 (2009 - CAD$57,586 and 2008 - CAD$52,561) of salaries to an employee who is a director;

-

CAD$40,000 (2009 – CAD$40,000 and 2008 - CAD$36,659) for directors' fees.  As at December 31, 2010, the Company accrued CAD$108,659 (2009 - CAD$68,659) in directors fees included in accounts payable;

-

CAD$73,535 (2009 - CAD$102,608 and 2008 - CAD$67,217) in legal fees to a law firm in which a senior officer of the Company is a partner.  As at December 31, 2010, the Company owed CAD$61,999 (2009 - CAD$114,883) to the law firm;

-

CAD$181,345 (2009 - CAD$262,322 and 2008 - CAD$272,572) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2010, the Company was owed CAD$12,195 (2009 - CAD$56,169) from such companies;  and

-

CAD$90,543 (2009 - CAD$79,827 and 2008 - CAD$119,976) in office rent and salary allocations incurred to a company sharing certain common directors.  As at December 31, 2010, the Company owed CAD$16,388 (2009 - CAD$46,191) to the company.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company's shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  During the 2010 fiscal year, the Company accrued CAD$6,886 (2009 - CAD$3,719) in interest and a loan bonus of CAD$7,444 (2009 - $Nil).  As at December 31, 2010, cumulative interest of CAD$10,605 and loan bonus of CAD$7,444 have been accrued.

In June 2008, the Company closed a Plan of Arrangement with Caza in which Caza was no longer a wholly-owned subsidiary of the Company.

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

Canarc Resource Corp.

Form 20-F

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant's audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2010 (being the commencement of the Registrant's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

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

(a)

Consolidated Balance Sheets as of December 31, 2010 and 2009;

(b)

Consolidated Statements of Operations and Comprehensive (Loss) Income for each of the years ended December 31, 2010, 2009, and 2008;

(c)

Consolidated Statements of Shareholders' Equity for each of the years ended December 31, 2010, 2009, and 2008;

(d)

Consolidated Statements of Cash Flows for each of the years ended December 31, 2010, 2009, and 2008;  and

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

Canarc Resource Corp.

Form 20-F

During its last five completed financial years, the Registrant has not declared or paid any cash dividends on its common shares and does not currently intend to pay cash dividends.  Management intends for earnings, if any, to be retained to finance further growth and activities relating to the business of the Registrant.

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

Canarc Resource Corp.

Form 20-F

8.B     Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2010 other than as disclosed in this Form 20-F.

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

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)

2010	$0.29	$0.07
2009	$0.21	$0.06
2008	$0.44	$0.04
2007	$0.83	$0.33
2006	$0.95	$0.55

Quarter	High (CAD$)	Low (CAD$)

2011
1st Quarter	$0.30	$0.17

2010
4th Quarter	$0.29	$0.09
3rd Quarter	$0.10	$0.07
2nd Quarter	$0.13	$0.07
1st Quarter	$0.19	$0.11

2009
4th Quarter	$0.20	$0.11
3rd Quarter	$0.21	$0.09
2nd Quarter	$0.12	$0.07
1st Quarter	$0.10	$0.06

Canarc Resource Corp.

Form 20-F

Month	High (CAD$)	Low (CAD$)

2011
May	$0.18	$0.14
April	$0.18	$0.14
March	$0.22	$0.17
February	$0.25	$0.17
January	$0.30	$0.21
2010
December	$0.29	$0.14

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan which was approved at the Registrant's annual and extraordinary meeting held in May 2005, and ratified and confirmed at the Registrant's annual general meetings in April 2008 and again in June 2011.

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

Canarc Resource Corp.

Form 20-F

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

For the two years immediately preceding June 24, 2011, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F.  For a description of those contracts entered into in the ordinary course of business refer to Items 4.B and 4.D.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

Canarc does not have any derivative instruments for Canadian GAAP purposes.  However for fiscal 2009 Canarc determined that it has derivative instruments for U.S. GAAP purposes.  In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, Determining Whether an Instrument is Indexed to an Entity's Own Stock (“EITF 07-5”).  EITF 07-5 would result in share purchase warrants being classified as a derivative liability if they are not indexed to the underlying common shares.  EITF 07-5 is effective for fiscal years ending after September 15, 2009.  Canarc's functional currency is the U.S. dollar and Canarc has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollars.  Because the exercise prices of the share purchase warrants are denominated in a currency other than Canarc's functional currency, the warrants are not considered indexed to Canarc's common shares.  These warrants are treated as derivative liabilities carried at fair values as determined by the Black-Scholes option pricing model for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statement of operations.  On January 1, 2009, Canarc recorded the fair value of warrants to liability in the amount of $4,100 with the offsetting balance to deficit for the incremental fair value of the derivative liability under U.S. GAAP.  During the year ended December 31, 2010, the fair values of the warrants increased to $1,049,300 (2009 – increased to $177,300) with the offsetting balance to losses in the statement of operations for the incremental fair value of the derivative liability under U.S. GAAP.  The fair values of the share purchase warrants were determined using the Black-Scholes method based on the following factors:

	December 31,	December 31,	January 1,
	2010	2009	2009

Risk-free interest rate	1.68%	1.41%	1.11%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	109%	104%	98%
Expected life of warrants in years	1.02	1.21	1.41

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

Canarc Resource Corp.

Form 20-F

Management conducted an evaluation of the design and operation of the Registrant's internal control over financial reporting as of December 31, 2010 based on the criteria in a framework developed by the Registrant's management pursuant to and in compliance with the SEC's Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based upon its assessment, management, including the Registrant's Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2010, the Registrant's internal control over financial reporting was effective.

The Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to new accounting standards, financial instruments and future income tax.  The Registrant shall engage the services of an external accounting firm, which is independent of the Registrant's current auditors, to assist in applying complex areas of accounting as needed.  In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting.  Management concluded that the financial statements for the year ended December 31, 2010 fairly present the Company's financial position and the results of its operations for the year then ended, and that no material misstatements were identified.  Ongoing staff training and development in complex accounting issues and engagement of services of external consultants with knowledge and skills in complex areas of accounting, when needed, shall contribute to reduce the risk of a material weakness in the Registrant's internal control over financial reporting and assist in providing reasonable assurance that its internal control over financial reporting is effective.

The Registrant's independent registered public accounting firm is not required to provide an attestation on management's report on internal control over financial reporting.  Therefore, this report does not include an attestation report of the Registrant's independent registered public accounting firm regarding internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Registrant to provide only management's report in this annual report.

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

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A     Audit Committee Financial Expert

The Registrant's audit committee is comprised of four directors, all of whom are independent, as set forth below:

Bruce Bried                    Derek Bullock                    Leonard Harris                    William Price

No one person has been identified as a financial expert given that all of the members of the audit committee are financially literate, meaning that they must be able to read and understand financial statements.  The Board of Directors has determined that its members of the Audit Committee have sufficient skills to satisfy its duties given the stage and size of the Registrant.

Canarc Resource Corp.

Form 20-F

Relevant Education and Experience

Bruce Bried – Mr. Bried is a professional engineer with over 30 years of management experience in the mining industry in various capacities in Engineering, Operations and Reclamation, specializing in underground vein gold and silver mines.  He has a B.Sc. Mining Engineering, Colorado School of Mines, Golden, CO.  His significant experience in the last ten years has been VP Operations for Endeavour Silver Corp. and General Manager for Kinross Gold USA Inc., at the Lupin Mine, General Manager of the Lead Mine in South Dakota and the Snip Mine in British Columbia for Homestake Mining Company.

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

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

Canarc Resource Corp.

Form 20-F

(Stated in terms of Canadian dollars)

Type of Services Rendered	2010 Fiscal Year (CAD$)	2009 Fiscal Year (CAD$)

(a) Audit Fees	$52,000	$50,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2011, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2011 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2011, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F     Change in Registrant's Certifying Accountant

In the two most recent fiscal years 2009 and 2010, there was no change in the Registrant's certifying accountant.

16.G     Corporate Governance

Not applicable.

Canarc Resource Corp.

Form 20-F

PART III

ITEM 17.     FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 28, 2011, except as to Notes 16 and 17which are as of July 14, 2011.	85
1.2 Consolidated balance sheets as at December 31, 2010 and 2009 together with the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2010, 2009 and 2008.	86

ITEM 18.     FINANCIAL STATEMENTS

Not Applicable

Canarc Resource Corp.

Form 20-F

ITEM 19.     EXHIBITS

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	130
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	82
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	83
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	131
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	131
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC in July 2008
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009)	Previously filed on Form 6-K with the SEC in July 2010
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011)	Previously filed on Form 6-K with the SEC in July 2011
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010)	Previously filed on Form 6-K with the SEC in July 2010

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of July 14, 2011.

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

DATED at Vancouver, British Columbia, Canada, as of July 14, 2011.

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

DATED at Vancouver, British Columbia, Canada, as of July 14, 2011.

/s/     Philip Yee

Philip Yee, Chief Financial Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2010, 2009 and 2008

Canarc Resource Corp.

Form 20-F

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss of $590,000 during the year ended December 31, 2010 (2009 - $1,579,000 and 2008 - $6,963,000) and, as of that date, the Company's current liabilities exceeded its current assets by $67,000 (2009 - $649,000).  These conditions, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 28, 2011, except as to Notes 16 and 17

which are as of July 14, 2011

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS
Cash	$ 592	$ 155
Receivables and prepaids	105	193
Marketable securities (Note 6)	25	-
Royalty receivable - current portion (Note 7(c)(i))	50	50
Total Current Assets	772	398
NON-CURRENT ASSETS
Mineral properties (Note 7)	12,724	12,626
Deposit on asset acquisition (Note 7(e))	300	-
Equipment (Note 8)	10	2
Royalty receivable - long-term portion (Note 7(c)(i))	-	46
Long-term investments (Note 9)	94	143
Total Non-Current Assets	13,128	12,817
Total Assets	$ 13,900	$ 13,215

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 532	$ 607
Notes payable (Note 10)	81	63
Flow through obligation (Note 11)	226	377
Total Current Liabilities	839	1,047
Future income tax liability (Note 15)	120	-
Total Liabilities	959	1,047

SHAREHOLDERS' EQUITY
Share capital (Note 12)	57,660	56,436
Contributed surplus	2,483	2,354
Accumulated other comprehensive income	10	-
Deficit	(47,212)	(46,622)
Total Shareholders' Equity	12,941	12,168
Total Liabilities and Shareholders' Equity	$ 13,900	$ 13,215

Nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 7 and 11)
Subsequent event (Notes 7(a)(ii) and (e), and 12(c) and (d))

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/

Bradford Cooke

/s/

William Price

Director

Director

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2010	2009	2008

Expenses:
Amortization	$ 1	$ 1	$ 2
Corporate development	12	37	17
Employee and director remuneration (Note 13)	383	406	350
Foreign exchange loss	43	87	77
General and administrative (Note 13)	308	195	348
Shareholder relations	62	62	121
Stock-based compensation (Note 12(c))	130	117	203

Loss before the undernoted	(939)	(905)	(1,118)

Loss on disposition of marketable securities	-	-	(32)
Gain on disposition of long-term investment	257	93	228
Gain from disposition of subsidiary (Note 7(b))	-	-	221
Investment and other income	-	-	2
Accretion of royalty receivable (Note 7(c)(i))	4	8	11
Write-off of equipment	(1)	-	-
Write-off of mineral properties (Note 7(c)(ii))	-	(57)	(6,275)
Due diligence costs on asset acquisition (Note 7(e))	(20)	-	-
Interest expense (Note 10)	(14)	(3)	-
Flow through financing costs (Note 11)	150	(489)	-

Loss before income tax	(563)	(1,353)	(6,963)

Future income tax expense (Notes 12(b)(i) and (ii))	(27)	(226)	-

Net loss for the year	(590)	(1,579)	(6,963)

Other comprehensive (loss) income:
Unrealized gain (loss) on available-for-sale securities (Note 6)	10	-	(3)
Realized gain on sale of available-for-sale securities	-	-	32
Foreign exchange on realized gain	-	-	(1)

Comprehensive loss for the year	$ (580)	$ (1,579)	$ (6,935)

Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.10)

Weighted average number of common shares outstanding	82,446,825	74,486,023	71,793,931

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders' Equity

(expressed in thousands of United States dollars)

	Years ended December 31,
		2010			2009			2008
	Shares		Amount	Shares		Amount	Shares		Amount

Share capital:
Balance, beginning of year	81,969,655		$ 56,436	72,704,505		$ 55,349	71,734,505		$ 55,289
Issued:
Private placement, net of share issuance costs (Note 12(b))	8,500,000		1,244	9,104,900		837	1,000,000		77
Property acquisition (Note 7(a)(ii))	221,235		24	160,250		24	-		-
Exercise of options	20,000		3	-		-	-		-
Exercise of warrants	275,000		42	-		-	-		-
Provision for flow-through shares (Notes 11 and 12(b)(i) and (ii))	-		(89)	-		226	-		-
Write-off of mineral properties (Note 7(d)(iii))	-		-	-		-	(30,000)		(17)
Balance, end of year	90,985,890		57,660	81,969,655		56,436	72,704,505		55,349

Contributed surplus:
Balance, beginning of year			2,354			2,217			2,014
Exercise of options			(1)			-			-
Fair value of stock options recognized			130			117			203
Fair value of finders' fee warrants			-			20			-
Balance, end of year			2,483			2,354			2,217

Accumulated other comprehensive income:
Balance, beginning of year			-			-			(28)
Unrealized (loss) gain on available-for-sale securities			10			-			(3)
Realized gain on sale of available-for-sale securities			-			-			32
Foreign exchange on realized gain on available-for-sale securities			-			-			(1)
Balance, end of year			10			-			-

Deficit:
Balance, beginning of year			(46,622)			(45,043)			(37,795)
Disposition of subsidiaries pursuant to plan of arrangement (Note 5)			-			-			78
Dividends pursuant to plan of arrangement (Note 5)			-			-			(363)
Net loss for the year			(590)			(1,579)			(6,963)
Balance, end of year			(47,212)			(46,622)			(45,043)

Total Shareholders' Equity			$ 12,941			$ 12,168			$ 12,523

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2010	2009	2008

Cash provided from (used for):

Operations:
Net loss for the year	$ (590)	$ (1,579)	$ (6,963)
Items not involving cash:
Accretion of royalty receivable (Note 7(c)(i))	(4)	(8)	(11)
Accrued interest	14	3	-
Amortization	1	1	2
Employee remuneration	-	-	58
Loss on disposition of marketable securities	-	-	32
Gain on disposition of long-term investment	(257)	(93)	(228)
Gain on disposition of subsidiary (Note 7(b))	-	-	(221)
Stock-based compensation	130	117	203
Unrealized currency translation loss (gain)	8	1	22
Write-off of equipment	1	-	-
Write-off of mineral property (Note 7(c)(ii))	-	57	6,275
Flow-through financing costs (Note 11)	(150)	489	-
Future income tax expense (Notes 12(b)(i) and (ii))	27	226	-
	(820)	(786)	(831)
Changes in non-cash working capital items:
Receivables and prepaids	25	103	180
Accounts payable and accrued liabilities	(85)	244	51
Cash used by operating activities	(880)	(439)	(600)

Financing:
Issuance of common shares, net of share issuance costs	1,287	857	77
Proceeds from notes payable	-	60	-
Cash from financing activities	1,287	917	77

Investing:
Proceeds from disposal of marketable securities	-	-	12
Proceeds from royalty receivable (Note 7(c)(i))	50	50	50
Proceeds from disposition of subsidiary (Note 7(b))	-	-	204
Mineral properties, net of recoveries	(26)	(644)	(79)
Deposit on asset acquisition (Note 7(e))	(300)	-	-
Cash of subsidiaries pursuant to plan of arrangement (Note 5)	-	-	(345)
Proceeds from disposal of long-term investments (Note 9)	306	116	203
Cash from (used by) investing activities	30	(478)	45

Increase (decrease) in cash	437	-	(478)
Cash, beginning of year	155	155	633

Cash, end of year	$ 592	$ 155	$ 155

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2010	2009	2008

Non-cash financing and investing activities:

Dividends issued pursuant to plan of arrangement (Note 5)	$ -	$ -	$ 363
Shares returned to treasury from disposition
of mineral property interest (Note 7(d)(iii))	-	-	17
Fair value of stock options allocated to shares issued on exercise of stock options	1	-	-
Fair value of finders' fees warrants	-	20	-
Accrual of acquisition of equipment	10	-	-
Available-for-sale securities received from optioned mineral property interests (Note 7(a)(ii))	15	-	-
Issuance of shares for mineral property interests (Notes 7(a)(ii) and 12(b)(i) and (ii))	24	24	-
Mineral exploration tax (adjustment) credit receivable on mineral properties	-	(113)	-
Accounts payable adjustment to mineral properties	(63)	-	-
Accounts payable related to write-off of mineral properties	-	57	-

Income taxes paid	-	-	-

Interest paid	-	-	-

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

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

The Company has incurred significant net losses of $590,000 (2009 - $1.58 million and 2008 - $6.96 million) and has a deficit of $47 million at December 31, 2010 (2009 - $47 million).  Furthermore, the Company has working capital deficiency of $67,000 as at December 31, 2010 (2009 - $649,000), which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management is actively seeking to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management's plans will be successful.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern and such adjustments could be material.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars.

These consolidated financial statements include the accounts of the Company and its investments as follows:

-

Carib Industries Ltd., in which the Company previously held a 78.5% interest and was consolidated but was disposed of in fiscal 2008 (Note 7(b));

-

Caza Gold Corp. (“Caza”), in which the Company previously held a 100% interest and was consolidated but was divested pursuant to a plan of arrangement (Note 5) and held a nil% interest as at December 31, 2010 (2009 – 7%), and such investment was accounted for using the cost method;

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

Years ended December 31, 2010, 2009 and 2008

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

(b)

Financial instruments:

Financial Instruments – Recognition and Measurement

All financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in operations;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that do not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the resulting gain or loss is transferred to operations;

•

Held-for-trading financial instruments are measured at fair value.  All gains and losses are included in operations in the year in which they arise;  and

•

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in operations in the year in which they arise.

In June 2009, the Canadian Institute of Chartered Accountants (the “CICA”) amended Handbook Section 3862, “Financial Instruments – Disclosures” to require enhanced disclosure about the fair value assessments of the financial instruments.  The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of assets and liabilities included in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.  Other than additional disclosure in Note 4, the adoption of this revised section did not result in a material impact on the Company's consolidated financial statements.

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

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

(f)

Long-term investments:

Investment in shares in which the Company's ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company's policy for financial instruments as defined in Note 2(b).

(g)

Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(h)

Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(i)

Flow-through common shares:

Flow-through common shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The proceeds from common shares issued under flow-through common share financing agreements are credited to share capital.  The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in share capital and the recognition of a future tax liability.

A portion of the future income tax assets that were not previously recognized are recognized as a recovery of future income taxes in the consolidated statements of operations up to the amount of the future income tax liability or renouncement.

(j)

Stock-based compensation plan:

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.  The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

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

(k)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset upon commencement of production.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at December 31, 2010 or 2009.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(l)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year.  The treasury stock method is used to calculate diluted earnings (loss) per common share amounts.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company's case, diluted loss per common share presented is the same as basic loss per common share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(m)

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

Exchange gains and losses are recorded in the consolidated statements of operations in the year in which they occur.

(n)

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to collectability of receivables, balances of accrued liabilities, impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, income taxes payable, flow through obligation, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(o)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIEs.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

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

(q)

New accounting pronouncements:

(i)

International Financial Reporting Standards (“IFRS”):

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010.  The Company continues with its IFRS conversion.

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

The new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  There will be no impact from the adoption of these sections.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(r)

Comparative figures:

Certain of the prior years' comparative figures have been reclassified to conform to the presentation adopted in the current year.

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

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it would be able to continue this financing in the future.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming year.

There were no changes in the Company's approach to capital management during the year ended December 31, 2010.

4.

Management of Financial Risk

The Company has classified its cash as held-for-trading, marketable securities and long-term investments as available-for-sale, receivables as loans and receivables, and accounts payable and accrued liabilities, notes payable and flow through obligation as other financial liabilities.

The Company's long term investment in shares of Aztec Metals Corp. (“Aztec”) is classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

The fair values of the Company's receivables, accounts payable and accrued liabilities, notes payable, and flow through obligation approximate their carrying values due to the short terms to maturity.  Cash and marketable securities are measured at fair values using level 1 inputs.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level 3 in the fair value hierarchy as it is based on unobservable inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Non-contractural/taxes receivables from government agencies are not considered financial instruments.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 7(c)(i)).

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2011.

Accounts payable and accrued liabilities are due in accordance with normal terms of trade, and the notes payables are due on demand.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Management of Financial Risk     (continued)

(c)

Market risk:     (continued)

(i)

Foreign currency risk:

The Company's mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets as its financial statements are stated in U.S. dollars.

At December 31, 2010, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars (stated in U.S. dollars)

Cash	$ 539
Receivables and prepaids	105
Marketable securities	25
Accounts payable and accrued liabilities	(316)
Notes payable	(81)
Flow through obligation	(226)

Net financial assets (liabilities)	$ 46

Based upon the above net exposure as at December 31, 2010 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar (“CAD”) could result in a decrease/increase of $4,600 in the Company's net earnings (losses).

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

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company's interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties (Note 7(d)) to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company's shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property interests which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.

The Arrangement was accounted for by the Company at the time of the transaction by showing an investment in Caza of $436,501 representing the value of the 14,346,527 common shares received.  The distribution of 11,950,577 Caza common shares to the Company's shareholders was accounted for as a reduction to the investment in Caza in the amount of $363,298 with a corresponding increase in deficit.

6.

Marketable Securities

	2010	2009

Investment in shares of companies, at cost	$ 14	$ -
Unrealized foreign exchange gains	1	-
Change in fair value	10	-
	$ 25	$ -

The quoted market value of shares of companies was $25,000 at December 31, 2010.

7.

Mineral Properties

		2010			2009
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 7(a)(i))	$ 3,605	$ 8,660	$ 12,265	$ 3,605	$ 8,556	$ 12,161

Yukon:
Tay-LP (Note 7(a)(ii))	74	385	459	25	440	465

	$ 3,679	$ 9,045	$ 12,724	$ 3,630	$ 8,996	$ 12,626

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(a)

Canada:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2010 include a reclamation bond for CAD$250,000.

(ii)

Tay-LP:

On August 24, 2009, the Company entered into an option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011.  In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company's discretion and spending CAD$600,000 on exploration on or before October 31, 2012.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.  The Company made cash payments of CAD$50,000 in October 2010 and CAD$20,000 in August 2009.  The Company issued 221,235 common shares (2009 - 160,250 common shares) at a value of CAD$0.113 (2009 - CAD$0.156) per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(a)

Canada:     (continued)

(ii)

Tay-LP:     (continued)

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company's interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 have been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company's underlying option agreement in good standing until October 2011.  In April 2010, Cap-Ex made a cash payment of CAD$30,000 directly to Ross River.  Cap-Ex terminated the option agreement in March 2011.

(b)

Bellavista, Costa Rica:

The Company held a net profit interest in the Bellavista property, which was located near San Jose, Costa Rica.  The Company had a net profit interest in Bellavista in which the Company was entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commenced.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received until $317,741 in advance royalty payments were repaid.

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

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(i)

Sara Kreek:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2010.

Present value of expected cash flows from royalties as at January 1, 2009	$ 138
Add: Accretion for the year	8
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2009	96
Add: Accretion for the year	4
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2010	50
Less: Current portion of royalty receivable as at December 31, 2010	(50)
Long-term portion of royalty receivable as at December 31, 2010	$ -

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property, which was then amended in August 2002 and in April 2005.

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

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(d)

Mexico:

(i)

Los Angeles:

In April 2008, Caza and Minera Canarc, wholly-owned subsidiaries of the Company at that time, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making $1 million in cash payments over a four-year period and issuing $50,000 in shares of the Company over a twelve-month period.  The vendors retained a 3% NSR.  The Company made an initial payment of $15,000 upon the signing of the option agreement.  Pursuant to the Arrangement which closed in June 2008, Caza and Minera Canarc were thereafter no longer subsidiaries of the Company (Note 5).

(ii)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres property by making $2.5 million in cash payments and spending $2 million on exploration over a three-year period.  The vendor retained a 2% NSR and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(iii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a value of CAD$0.63 per share in 2007.  The vendors retained a 2.5% NSR, and the Company had the right to reduce the royalty to 1.5% at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five-day closing share price average on the Toronto Stock Exchange (the “TSX”) prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 common shares, which were originally issued, were returned to treasury and cancelled.

(iv)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago property by making $2 million in cash payments over a five-year period and spending $200,000 on exploration over a two-year period.  The vendor retained a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(v)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after one year, and spending up to $1 million in exploration over a five-year period.  The Company issued 15,000 common shares at a value of CAD$0.45 per share in 2007.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza (Note 5).

(e)

Relief Canyon, United States:

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, the Company paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending the Company's due diligence, and was also obligated to pay US$20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional US$300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar's due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, matured in one year, bore simple annual interest rate of 12%, and was secured by a first charge on the Relief Canyon gold mine assets.  The Company would issue a closing bonus of one million common shares to Effisolar and would have the right to repay the loan at any time after six months.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar's due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At the Company's election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10-day average closing price on the TSX.

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, the Company paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company.  The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(f)

Expenditure options:

As at December 31, 2010, to maintain the Company's interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments (1)	Payments	Reduction	Other	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)	(US$000s)

New Polaris (Note 7(a)(i)):
Net profit interest reduction						150,000
or buydown

Tay-LP (Note 7(a)(ii)):
October 31, 2011	$ 50	$ 245
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

Relief Canyon (Note 7(e)):
Assay laboratory - February 4, 2011 (paid)					$ 300

	$ 900	$ 845	$ 25	$ 1,950	$ 300	150,000

(1)

Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(g)

Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(h)

Realization of assets:

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

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Mineral Properties     (continued)

(i)

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

8.

Equipment

		2010			2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Equipment	$ 10	$ -	$ 10	$ 140	$ 138	$ 2

9.

Long-Term Investments

As at December 31, 2010, the Company had an interest of 9% (2009 - 11%) in Aztec and Nil% (2009 - 7%) in Caza.

10.

Notes Payable

In December 2007, the Company's previous wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans were repayable on demand and had an interest rate of 9% per annum.  In June 2008, the Company closed the Arrangement with Caza in which Caza was no longer a wholly-owned subsidiary of the Company (Note 5).

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company's shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  During the year, the Company accrued CAD$6,886 (2009 - CAD$3,719) in interest and a loan bonus of CAD$7,444 (2009 - $Nil).

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.

Flow Through Obligation

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) in 2009, the Company had estimated approximately $661,700 in Canadian exploration expenditures (“CEE”) incurred in 2007 which do not qualify as CEE for flow-through purposes related to a flow-through private placement which closed in October 2006.  Consequently the Company has recognized a flow-through financing cost of $489,000 in 2009 for estimated indemnities to flow through subscribers.

In June 2010, the CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as CEE of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  The Company accrued liabilities of approximately CAD$175,000 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$50,000 in accrued interests related to the indemnities.  Should the estimate change in the future, it may affect future results of operations and cash flows.

12.

Share Capital

(a)

Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)

Issued:

(i)

In February 2010, the Company renounced CAD$475,239 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a future income tax recovery of approximately US$113,000.

Pursuant to an audit by the CRA in 2009, the Company initially estimated $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes.  In June 2010, it was determined that CAD$795,000 as being disqualified for CEE for flow-through purposes, resulting in a future income tax expense of US$24,000.  Note 11 provides further details.

On October 19, 2010, the Company issued 221,235 common shares at a price of CAD$0.113 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 7(a)(ii) provides further details.

On December 13, 2010, the Company closed a private placement for 8.5 million units at CAD$0.15 per unit for gross proceeds of CAD$1,275,000.  Each unit was comprised of one common share and one-half of one share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.22 until June 13, 2012.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(b)

Issued:     (continued)

(ii)

On October 22, 2009, the Company closed two private placements.  One private placement was for 4,000,000 flow-through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders' fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.

The second private placement was for 4,800,000 units at CAD$0.10 per unit for gross proceeds of CAD$480,000.  Each unit was comprised of one common share and one-half of one share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.15 until April 22, 2011.  Finders' fees were comprised of CAD$18,011 in cash and 168,140 warrants which have the same terms as the warrants in the private placement for units.

On November 4, 2009, the Company issued 160,250 shares at a price of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 7(a)(ii) provides further details.

On November 9, 2009, the Company closed a private placement for 304,900 units at CAD$0.1225 per unit for gross proceeds of CAD$37,350.  Each unit was comprised of one common share and one-half of one share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.165 until May 9, 2011.  Finders' fees were comprised of CAD$240 in cash and 1,960 warrants which have the same terms as the warrants in the private placement for units.

On December 31, 2009, the Company recognized a future income tax expense of $226,000 related to expenditures which do not qualify as CEE for flow-through tax purposes as determined by the CRA.  The Company has estimated approximately $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes, resulting in a future income tax expense of approximately $226,000.  These exploration expenditures were previously renounced in March 2007.  Note 11 provides further details.

(iii)

In December 2008, the Company closed a non-brokered private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of one share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

In May 2008, the Company wrote-off the Providencia property and 30,000 shares which were previously issued on acquisition were returned to treasury and cancelled.  Note 7(d)(iii) provides further details.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 16,335,000 common shares, of which options for 9,410,000 common shares are outstanding as at December 31, 2010.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	8,665,000	$0.38	8,079,000	$0.48	7,074,000	$0.54
Granted	2,740,000	$0.10	1,680,000	$0.11	1,800,000	$0.29
Exercised	(20,000)	$0.11	-	-	-	-
Forfeited	(115,000)	$0.23	(60,000)	$0.38	(75,000)	$0.53
Expired	(1,860,000)	$0.32	(1,034,000)	$0.73	(720,000)	$0.55
Outstanding, end of year	9,410,000	$0.31	8,665,000	$0.38	8,079,000	$0.48

Exercise price range (CAD$)	$0.10 - $0.74		$0.11 - $0.74		$0.25 - $1.00

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2010:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Price	Number	Remaining	Exercise	Number	Remaining	Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2010	(Number of Years)	(CAD$)	Dec 31, 2010	(Number of Years)	(CAD$)

$0.10 - $0.24	4,340,000	4.3	$0.10	1,516,000	3.9	$0.11
$0.25 - $0.49	2,480,000	2.2	$0.34	2,480,000	2.2	$0.34
$0.50 - $0.74	2,590,000	1.0	$0.63	2,590,000	1.0	$0.63
	9,410,000	2.8	$0.31	6,586,000	2.1	$0.40

During the year ended December 31, 2010, the Company recognized stock-based compensation of $129,500 (2009 - $117,570 and 2008 - $203,000) based on the fair value of options granted that were earned by the provision of services during the year.  Stock-based compensation is segregated between directors and employees as follows:

	2010	2009	2008

Directors	$ 61	$ 59	$ 79
Employees	69	58	124

	$ 130	$ 117	$ 203

For the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vested on June 15, 2009.

Options which were granted in May 2008, July 2009 and September 2010 are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The fair value of stock options granted and the weighted average assumptions used to calculate compensation expense are estimated using the Black-Scholes option pricing model as follows:

	2010	2009	2008

Fair value of options granted during the year	$0.07	$0.09	$0.21

Risk-free interest rate	1.93%	2.41%	2.59%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	111%	79%	57%
Expected option life in years	4	4	4

(d)

Warrants:

At December 31, 2010, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	December 31, 2010

$0.15	June 1, 2010	500,000	-	-	(500,000)	-
$0.15	April 22, 2011	39,410	-	-	-	39,410
$0.15	October 22, 2011	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,568,140	-	(249,000)	-	2,319,140
$0.165	May 9, 2011	154,410	-	(26,000)	-	128,410
$0.220	June 13, 2012	-	4,250,000	-	-	4,250,000

		3,464,120	4,250,000	(275,000)	(500,000)	6,939,120

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(d)

Warrants:     (continued)

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

In 2009, the fair value of the 411,670 finders' fee warrants which were issued pursuant to the private placements in the amount of $19,969 (2008 - $Nil) and included as a reduction to share capital was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2009

Risk-free interest rate	1.37%
Expected dividend yield	0%
Expected stock price volatility	103.33%
Expected option life in years	2

No finders' fee warrants were issued in 2010.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Share Capital     (continued)

(e)

Common shares reserved for issuance at December 31, 2010:

Number of Shares

Outstanding, December 31, 2010	90,985,890
Property agreements (Note 7(f))	150,000
Stock options (Note 12(c))	9,410,000
Warrants (Note 12(d))	6,939,120

Balance, December 31, 2010	107,485,010

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

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Related Party Transactions

Except as disclosed elsewhere in the consolidated financial statements, general and administrative costs during 2010 include:

-

CAD$42,819 (2009 - CAD$57,586 and 2008 - CAD$52,561) of salaries to an employee who is a director;

-

CAD$40,000 (2009 – CAD$40,000 and 2008 - CAD$36,659) for directors' fees.  As at December 31, 2010, the Company accrued CAD$108,659 (2009 - CAD$68,659) in directors fees included in accounts payable;

-

CAD$73,535 (2009 - CAD$102,608 and 2008 - CAD$67,217) in legal fees to a law firm in which a senior officer of the Company is a partner.  As at December 31, 2010, the Company owed CAD$61,999 (2009 - CAD$114,883) to the law firm;

-

CAD$181,345 (2009 - CAD$262,322 and 2008 - CAD$272,572) in office rent and salary allocations recovered from companies sharing certain common directors.  As at December 31, 2010, the Company was owed CAD$12,195 (2009 - CAD$56,169) from such companies;  and

-

CAD$90,543 (2009 - CAD$79,827 and 2008 - CAD$119,976) in office rent and salary allocations incurred to a company sharing certain common directors.  As at December 31, 2010, the Company owed CAD$16,388 (2009 - CAD$46,191) to the company.

The above transactions are incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

14.

Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2010	2009	2008

Expected recovery	$ (161)	$ (406)	$ (2,194)
Temporary differences	(74)	(69)	-
Permanent differences	(26)	35	64
Benefit of tax attributes and other items	398	(534)	215
Write-off of mineral properties	-	-	1,977
Change in valuation allowance	(143)	1,005	(72)
Effect of change in tax rate	33	195	10

Future income tax expense	$ 27	$ 226	$ -

The significant components of the Company's future income tax assets and liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009

Future income tax assets:
Equipment	416	380
Share issue costs	25	53
Non-capital losses	1,687	1,628
Capital losses	12	12
	2,140	2,073
Valuation allowance	(1,777)	(1,814)
	363	259
Future income tax liability
Resource properties	$ (483)	$ (259)
Future income tax liabilities, net	$ (120)	$ -

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.

Income Taxes     (continued)

At December 31, 2010, the Company has non-capital losses for Canadian tax purposes of approximately $6,747,000, and Canadian capital losses of approximately $97,000 which are without expiry.  The non-capital losses expire as follows:

2014	$ 722
2015	88
2026	783
2027	1,727
2028	792
2029	1,682
2030	953
$ 6,747

Funds raised through the issuance of flow through shares are required to be expended on qualified Canadian mineral exploration expenditures as defined pursuant to Canadian income tax legislation.  In 2010, the Company expended funds of CAD$4,761 (2009 – CAD$475,239) in mineral exploration expenditures from the private placement of flow through shares in 2009.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

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

(b)

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

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

(c)

Write-off of equipment and write-down of mineral properties:

Under U.S. GAAP, loss before undernoted would be calculated inclusive of write-off of equipment and exploration costs incurred.  Accordingly, in accordance with U.S. GAAP, loss before undernoted would have been $989,000 (2009 - $1,491,000;  2008 - $1,573,000).

(d)

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

(e)

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

For Canadian GAAP, a provision is recognized at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company, resulting in the Company recording reductions aggregating $2,182,000 in share capital to December 31, 2008.  The Company did not renounce any qualified exploration expenditures in 2009.  During the year ended December 31, 2010, for Canadian GAAP, the Company recognized a future income tax expense of $24,000 (2009 - $226,000) relating to expenditures that do not qualify as flow-through expenditures (Notes 12(b)(i) and (ii)) that were previously renounced in March 2007.  In February 2010, the Company renounced CAD$475,239 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a future income tax recovery of approximately $113,000.  As at December 31, 2010, the aggregate reductions in share capital were $2,045,000 (2009 - $1,956,000).

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

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

(f)

Unit offerings:

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments.  Under U.S. GAAP, the Company is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis, except for underlying warrants in a unit private placement which were determined to be derivative liabilities.

(g)

Stock-based compensation:

U.S. GAAP requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  In calculating compensation to be recognized, U.S. GAAP requires the Company to estimate future forfeitures.  For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur.  Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for U.S. GAAP purposes is $2,000 less (2009 - $1,000 and 2008 - $25,000) than the amount recorded for Canadian GAAP purposes with corresponding reductions in the balance of contributed surplus.

Under U.S. GAAP, employee and director remuneration would be reported as $511,000 (2009 – $522,000  and 2008 - $528,000) as it would include the stock-based compensation expense reported separately for Canadian GAAP.

(h)

Consolidated statement of cash flows:

Under Canadian GAAP, the Company has included a subtotal in cash flows from operating activities.  Under U.S. GAAP, no such subtotal would be disclosed.

(i)

Uncertainty in income taxes:

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  FIN 48 did not result in a material impact on the Company's consolidated financial position or results of operations.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles  (continued)

(j)

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

The Company's functional currency is the U.S. dollar and the Company has issued and outstanding warrants that have exercise prices which are denominated in Canadian dollars.  Because the exercise prices of the share purchase warrants are denominated in a currency other than the Company's functional currency, the warrants are not considered indexed to the Company's common shares.  These warrants are treated as derivative liabilities carried at fair values as determined by the Black-Scholes option pricing model for U.S. GAAP purposes with changes in fair values recorded as gains or losses in operations.  Upon exercise of these warrants, their fair values using the Black-Scholes option pricing model would reduce derivative liabilities with the offset to share capital.

On January 1, 2009, the Company recorded the fair value of warrants as a derivative liability in the amount of $4,100 with a corresponding amount to deficit for the incremental fair value of the derivative liability under U.S. GAAP.

During fiscal 2010, warrants for 275,000 (2009 – Nil) common shares were exercised with fair values of $24,000 (2009 - $Nil) at the time of exercise.  On December 13, 2010, the Company closed a private placement whereby it issued 4,250,000 warrants with a fair value of $210,900 and an exercise price of CAD$0.22 and an expiry date of June 13, 2012 (Note 12(b)(i)).  During the year ended December 31, 2010, the fair values of the warrants increased to $1,049,300 (2009 - $177,300) with a corresponding amount to losses in the statement of operations for the incremental fair value of the derivative liability under U.S. GAAP.

The fair values of the share purchase warrants were determined using the Black-Scholes method based on the following factors:

	December 31,	December 31,	January 1,
	2010	2009	2009

Risk-free interest rate	1.68%	1.41%	1.11%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	109%	104%	98%
Expected life of warrants in years	1.02	1.21	1.41

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

(k)

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

(l)

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

The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.  The adoption of this new standard had no material impact on the Company's consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles  (continued)

(l)

Changes in accounting policies:     (continued)

(iii)

Fair value measurement and disclosures:

In October 2008, the FASB amended accounting standards for Fair Value Measurements and Disclosures.  The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active.  The amendment is intended to address the following application issues:  (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist;  (b) how available observable inputs in a market that is not active should be considered when measuring fair value;  and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.  The changes were effective on issuance, including prior periods.  The adoption of this new standard had no material impact on the Company's consolidated financial statements.

(iv)

Investments – other:

In January 2009, the FASB amended accounting standards for Investments – Other.  The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities.  The amendment removes the reference to the consideration of a market participant's estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms.  If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made.  This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively.  The adoption of this new standard had no material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 on codification, Fair value Measurements and Disclosures (Topic 820-10), improving disclosures about fair value measurements.  This update provides amendments to Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between 1, 2 and 3.  The standard adds new disclosure and clarifies existing disclosure requirements.  The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end.  The provisions of the new standard are effective for the interim periods ending after June 15, 2009.

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles  (continued)

(l)

Changes in accounting policies:     (continued)

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

(m)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

	December 31,
	2010	2009

Total Assets under Canadian GAAP	$ 13,900	$ 13,215

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 16(b))	(9,045)	(8,996)
Royalty receivable (Note 16(a))	-	4

Total Assets under U.S. GAAP	$ 4,855	$ 4,223

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	December 31,
	2010	2009

Total Liabilities under Canadian GAAP	$ 959	$ 1,047

Adjustments to reconcile to U.S. GAAP:
Derivative liability for warrants (Note 16(j))	1,049	177

Total Liabilities under U.S. GAAP	$ 2,008	$ 1,224

	December 31,
	2010	2009

Share capital under Canadian GAAP	$ 57,660	$ 56,436

Adjustments to reconcile to U.S. GAAP:
Provision for flow-through shares (Note 16(e))	2,045	1,956
Fair value from the exercise of share purchase warrants (Note 16(j))	24	-
Adjustment for flow through shares (Note 16(e))	(111)	(111)

Share capital under U.S. GAAP	$ 59,618	$ 58,281

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles  (continued)

(m)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:     (continued)

	December 31,
	2010	2009

Contributed surplus under Canadian GAAP	$ 2,483	$ 2,354

Adjustments to reconcile to U.S. GAAP:
Forfeiture of stock options (Note 16(g))	(118)	(116)
Gain on dilution of long term investment (Note 16(d))	621	621

Contributed surplus under U.S. GAAP	$ 2,986	$ 2,859

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles  (continued)

(l)

Changes in accounting policies:     (continued)

	December 31,
	2010	2009

Deficit under Canadian GAAP	$ (47,212)	$ (46,622)

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 16(b))	(9,045)	(8,996)
Royalty receivable (Note 16(a))	-	4
Future income tax recovery (Note 16(e))	(2,045)	(1,956)
Forfeiture of stock options (Note 16(g))	118	116
Gain on dilution of long term investment (Note 16(d))	(621)	(621)
Adjustment for flow through shares (Note 16(e))	111	111
Adjustment on adoption of EITF 07-5 (Note 16(j))	(4)	(4)
Unrealized loss on derivative liability for warrants (Note 16(j))	(1,069)	(173)

Deficit under U.S. GAAP	$ (59,767)	$ (58,141)

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

(m)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:     (continued)

	Years ended December 31,
	2010	2009	2008

Net loss for the year under Canadian GAAP	$ (590)	$ (1,579)	$ (6,963)

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs recovered (incurred)
in the year (Note 16(b))	(49)	(530)	116
Deferred exploration costs included in write-down
of mineral properties (Note 16(b))	-	-	5,795
Forfeiture of stock options (Note 16(g))	2	1	25
Future income tax expense (recovery) (Note 16(e))	(89)	226	-
Accretion of royalty receivable (Note 16(a))	(4)	(8)	(11)
Unrealized loss on derivative liability for warrants (Note 16(j))	(896)	(173)	-

Loss for the year under U.S. GAAP	$ (1,626)	$ (2,063)	$ (1,038)

Basic and diluted loss per share under U.S. GAAP	$ (0.02)	$ (0.03)	$ (0.01)

Weighted average number of shares outstanding	82,446,825	74,486,023	71,793,931

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

(m)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:     (continued)

	Years ended December 31,
	2010	2009	2008

Cash used by operating activities under Canadian GAAP	$ (880)	$ (439)	$ (600)

Adjustment to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 16(b))	(26)	(644)	(79)

Cash used by operating activities under U.S. GAAP	$ (906)	$ (1,083)	$ (679)

	Years ended December 31,
	2010	2009	2008

Cash from (used by) investing activities
under Canadian GAAP	$ 30	$ (478)	$ 45

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs (Note 16(b))	26	644	79

Cash from investing activities under U.S. GAAP	$ 56	$ 166	$ 124

	Years ended December 31,
	2010	2009	2008

Cash from financing activities
under Canadian GAAP	$ 1,287	$ 917	$ 77

Adjustments to reconcile to U.S. GAAP:
Adjustment for restricted cash (Note 16(e))	-	(5)	-

Cash from financing activities under U.S. GAAP	$ 1,287	$ 912	$ 77

Canarc Resource Corp.

Form 20-F

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

(m)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:     (continued)

The Company's financial assets measured at fair value by level within the fair value hierarchy would be as follows:

	Level 1	Level 2	Level 3	Total

Derivative liability for warrants	$ -	$ 1,049	$ -	$ 1,049

The derivative liability for the warrants (Note 16(j)) would be classified as held-for-trading.

17.

Subsequent Events

(a)

In April 2011, the Company entered into two option agreements to purchase 100% interests in two adjacent gold properties, collectively Windfall Hills property, located in British Columbia.  The Company can acquire a 100% interest in the Atna properties by making US$750,000 in cash payments over a 4 year period (US$50,000 paid), honouring a pre-existing 1.5% net smelter return (“NSR”) production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.

The Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a 4 year period (CAD$15,000 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is US$30 per oz for measured resources, US$20 per oz for indicated resources, and US$10 per oz for inferred resources.

(b)

In May 2011, the Company entered into an agreement for sale of assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by the Company.  Note 7(e) provides further details.

(c)

On July 6, 2011, the Company granted 2,220,000 stock options with an exercise price of CAD$0.135 and an expiry date of July 6, 2016 which are subject to vesting provisions whereby 20% vest immediately and 20% vest every 6 months thereafter.

Subsequent to the year-ended December 31, 2010, stock options for 44,000 common shares were exercised and 1,200,000 stock options expired.

(d)

Subsequent to the year-ended December 31, 2010, warrants for 1,313,650 common shares were exercised and 1,173,310 warrants expired.

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

1.

The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada July 14, 2011	Bradford Cooke Chairman and Chief Executive Officer

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

1.

The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada July 14, 2011		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.

Form 20-F