Form 20-F
period 2011-12-31
CANARC RESOURCE CORP
filed 2012-05-15
CIK 868822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2011
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  94,096,171 common shares as at December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).Yes ☐ No ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:Item 17  ☐ Item 18  ☑

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☑

TABLE OF CONTENTS

PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
3.A	Selected Financial Data	6
3.B	Capitalization and Indebtedness	8
3.C	Reasons for the Offer and Use of Proceeds	8
3.D	Risk Factors	8
ITEM 4.	INFORMATION ON THE COMPANY	15
4.A	History and Development of the Company	15
4.B	Business Overview	18
4.C	Organizational Structure	20
4.D	Property, Plants and Equipment	20
ITEM 4A.	UNRESOLVED STAFF COMMENTS	29
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
5.A	Operating Results	29
5.B	Liquidity and Capital Resources	34
5.C	Research and Development, Patents and Licenses, etc.	35
5.D	Trend Information	35
5.E	Off-Balance Sheet Arrangements	36
5.F	Tabular Disclosure of Contractual Obligations	36
5.G	Safe Harbor	37
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
6.A	Directors and Senior Management	38
6.B	Compensation	39
6.C	Board Practices	44
6.D	Employees	47
6.E	Share Ownership	47
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
7.A	Major Shareholders	51
7.B	Related Party Transactions	52
7.C	Interests of Experts and Counsel	53
ITEM 8.	FINANCIAL INFORMATION	53
8.A	Consolidated Statements and Other Financial Information	53
8.B	Significant Changes	55
ITEM 9.	THE OFFER AND LISTING	55
9.A	Offer and Listing Details	55
9.B	Plan of Distribution	56
9.C	Markets	56
9.D	Selling Shareholders	57
9.E	Dilution	57
9.F	Expenses of the Issue	57
ITEM 10.	ADDITIONAL INFORMATION	57
10.A	Share Capital	57
10.B	Notice of Articles and Articles of Association	57
10.C	Material Contracts	62
10.D	Exchange Controls	62
10.E	Taxation	63
10.F	Dividends and Paying Agents	67
10.G	Statement by Experts	68
10.H	Documents on Display	68
10.I	Subsidiary Information	68
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	68
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	68
PART II		69
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	69
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	69
ITEM 15.	CONTROLS AND PROCEDURES	69
ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	70
16.A	Audit Committee Financial Expert	70
16.B	Code of Ethics	71
16.C	Principal Accountant Fees and Services	71
16.D	Exemptions from the Listing Standards for Audit Committees	72
16.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers	72
16.F	Change in Registrant’s Certifying Accountant	72
16.G	Corporate Governance	72
16.H	Mine Safety Disclosure	72
PART III		73
ITEM 17.	FINANCIAL STATEMENTS	73
ITEM 18.	FINANCIAL STATEMENTS	73
ITEM 19.	EXHIBITS	73

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to our exploration and development activities;
●	risks related to the financing needs of our planned operations;
●	risks related to estimates of mineral deposits, resources and reserves;
●	risks related to fluctuations in mineral prices;
●	risks related to the titles of our properties;
●	risks related to competition in the mineral exploration and mining industry;
●	risks related to potential conflicts of interest with our officers and directors;
●	risks related to environmental and regulatory requirements;
●	risks related to foreign currency fluctuations;
●	risks related to our possible status as a passive foreign investment company;
●	risks related to the volatility of our common stock; and
●	risks related to the possible dilution of our common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled “Risk Factors” and “Information on the Company” of this annual report.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events other than as may be specifically required by applicable securities laws and regulations.

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
dorë – bullion of gold, with minor silver and copper produced by smelting, prior to refining.
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
Form 20-F

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

Canarc Resource Corp.
Form 20-F

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The following financial information (stated in United States dollars) with respect to the last two fiscal years ended December 31, 2011 and 2010 have been derived from Canarc’s audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  International Financial Reporting Standards 1 – First-time Adoption of International Financial Reporting (“IFRS 1”) has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated.  The consolidated financial statements are set out and included in Item 18 of this annual report on Form 20-F.

The selected financial information for the fiscal years ended December 31, 2009, 2008 and 2007 have been prepared in accordance to Canadian generally accepted accounting principles (“Canadian GAAP”).

Canarc Resource Corp.
Form 20-F

		As at and for the years ended December 31
Selected Financial Information		IFRS		Canadian GAAP
(stated in thousands of U.S. dollars, except per share amounts)		2011	2010	2009	2008	2007

(a)	Total revenues (1)	$—	$—	$—	$—	$—

(b)	Income (loss before) extraordinary items:
	(i Total)	$(1,209)	$(1,396)	$(1,579)	$(6,963)	$1,515

	(ii Basic earnings) (loss per share)	$(0.01)	$(0.02)	$(0.02)	$(0.10)	$0.02

(c)	Net income (loss: )
	(i Total)	$(1,209)	$(1,396)	$(1,579)	$(6,963)	$1,515

	(ii Basic earnings) (loss per share)	$(0.01)	$(0.02)	$(0.02)	$(0.10)	$0.02

	(iii Diluted earnings) (loss per share: )	$(0.01)	$(0.01)	$(0.02)	$(0.10)	$0.02

(d)	Total assets	$13,277	$13,900	$13,167	$12,829	$20,115

(e)	Total long-term debt (2)	$—	$—	$—	$—	$—

(f)	Shareholders' equity (net assets)	$12,470	$11,979	$12,168	$12,523	$19,480

(g)	Dividends per shares (3)	No cash dividends declared in any of these periods.

(h)	Shares:
	Diluted number of
	common shares	108,461,171	107,335,010	94,248,775	81,433,505	80,308,505
	Number of common shares	94,096,171	90,985,890	81,969,655	72,704,505	71,734,505

(1)	Revenues are comprised of gains from the disposition of marketable securities and investment and other income. Canarc has no sources of operating revenues.

(2)	Canarc has no preferred shares.

(3)
On June 25, 2008, Canarc did close a Plan of Arrangement (the “Arrangement”) with Caza Gold Corp. (“Caza”) whereby approximately 83% of Canarc’s interest in Caza was distributed to the shareholders of Canarc.

The Company is involved with mineral exploration and does not have any sources of operating revenues.

On April 27, 2012, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$0.9810.

Canarc Resource Corp.
Form 20-F

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
October	2011	1.0253	1.0149
November	2011	1.0297	1.0219
December	2011	1.0274	1.0197
January	2012	1.0161	1.0099
February	2012	0.9997	0.9950
March	2012	0.9963	0.9915

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2007	1.1878	0.9066	1.0750	0.9913
2008	1.3008	0.9711	1.0660	1.2180
2009	1.3066	1.0251	1.1420	1.0510
2010	1.0848	0.9931	1.0299	0.9946
2011	1.0658	0.9407	0.9891	1.0170

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

The Registrant does not presently have sufficient financial resources or operating cash flows to undertake by itself all of its planned exploration and development programs.  The development of the Registrant’s properties may therefore depend on the Registrant’s joint venture partners, if any, and on the Registrant’s ability to obtain additional required financing.  There is no assurance the Registrant will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  In addition, the Registrant does not have sufficient experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in its audited consolidated financial statements for the year ended December 31, 2011, the Registrant has incurred significant operating losses and has an accumulated deficit of approximately $46.8 million at December 31, 2011.  Furthermore, the Registrant has working capital deficiency of approximately $577,000 as at December 31, 2011, and lack sufficient funds to achieve the Registrant’s planned business objectives.  The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2011 consolidated financial statements includes an additional paragraph that states that conditions exist that raise substantial doubt about the Registrant’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The figures for the Registrant’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Registrant that any estimates of mineral deposits herein will not change.

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

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in North, South and Central America and elsewhere in the world.  As a result of this competition, some of which is with large established mining companies which have greater financial and technical resources than the Registrant, the Registrant may be unable to acquire additional attractive gold mining properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Registrant’s exploration and acquisition programs will yield any new resources or reserves or result in any commercial mining operation.

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

Mining involves various types of risks and hazards, including:

●	environmental hazards,
●	power outages,
●	metallurgical and other processing problems,
●	unusual or unexpected geological formations,
●	structural cave-ins or slides,
●	flooding, fire, explosions, cave-ins, landslides and rock-bursts,
●	inability to obtain suitable or adequate machinery, equipment, or labour,
●	metals losses, and
●	periodic interruptions due to inclement or hazardous weather conditions.

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

Potential investors who are United States taxpayers should be aware that Canarc may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years.  This status arises due to the fact that Canarc’s excess exploration funds are invested in interest bearing securities creating “passive income” which, while modest and ancillary to the exploration business, has been Canarc’s only substantive source of income in the past.  If Canarc is a PFIC for any year during a United States taxpayer’s holding period, then such a United States taxpayer, generally, will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Canarc.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A United States taxpayer who makes a QEF election generally must report on a current basis its share of Canarc’s net capital gain and ordinary earnings for any year in which Canarc is a PFIC, whether or not Canarc distributes any amounts to its shareholders.  A United States taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.  Item 10.E provides further details.

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

Canarc Resource Corp.
Form 20-F

The Registrant’s management does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Canarc Resource Corp.
Form 20-F

Possible dilution to current shareholders based on outstanding options and warrants.

At December 31, 2011, the Company had 94,096,171 common shares and 10,115,000 outstanding share purchase options and 4,250,000 share purchase warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares.  At December 31, 2011, securities that could be dilutive represented approximately 15.3% of the Company’s issued shares.  None of these dilutive securities were exercisable at prices below the December 30, 2011 closing market price of CAD$0.09 for the Company’s shares, which would not accordingly result in dilution to existing shareholders if exercised.

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

Business Address

Office address:	Suite #301, 700 West Pender Street Vancouver, British Columbia, Canada, V6C 1G8 Phone: (604) 685 9700

Registered address:	#1040 – 999 West Hastings Street Vancouver, British Columbia, Canada, V6C 2W2 Phone: (604) 683-1102

Canarc Resource Corp.
Form 20-F

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties.  The Registrant currently owns or holds, directly or indirectly, interests in several precious metal properties which are located in Canada, as follows:

-	New Polaris property in British Columbia,
-	Tay-LP property in the Yukon,
-	Windfall Hills properties, British Columbia,
-	Devils’ Thumb property, British Columbia, and
-	Eskay Creek property in British Columbia,

of which the New Polaris property is the material property of the Registrant.

In its consolidated financial statements prepared in accordance with IFRS, the Registrant has capitalized costs, net of recoveries and write-downs, of approximately $12.9 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2011 and are summarized as follows for the past two fiscal years:

	2011			2010
(in terms of $000s)	Acquisition Costs	Exploration/Development	Acquisition Total	Costs	Exploration/Development	Total

British Columbia (Canada):
New Polaris	$3,900	$8,285	$12,185	$3,605	$8,660	$12,265
Windfall Hills	67	106	173	—	—	—
Devil's Thumb	6	15	21	—	—	—

Yukon (Canada):
Tay-LP	146	423	569	74	385	459

	$4,119	$8,829	$12,948	$3,679	$9,045	$12,724

Further information and details regarding Canarc’s properties are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2011 and to the date of this Form 20-F, the Registrant had been engaged in exploration and development of precious metal projects in Canada.  The major events in the development of the Registrant’s business over the last three years are set out below.  Information and details regarding the Registrant’s properties are provided in Item 4.D.

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by Canarc’s shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at December 31, 2011, notes payable includes interest accrual of CAD$19,800 and loan bonus accrual of CAD$7,400.

On July 15, 2009, Canarc granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

On August 24, 2009, Canarc entered into an option agreement with Ross Rivers Minerals Ltd. and Ross River Gold Ltd. (jointly, “Ross River”) to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  On March 22, 2010, Canarc entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of Canarc’s interest in the Tay-LP property.  In March 2011, Cap-Ex terminated its option agreement with Canarc.  On September 3, 2011, Canarc and Ross River amended the option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011, deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.  Item 4.D provides further details.

Canarc Resource Corp.
Form 20-F

On October 22, 2009, Canarc closed two private placements:

-
One private placement was for 4,000,000 flow through shares at CAD$0.12 per share for gross proceeds of CAD$480,000.  Finders fees were comprised of CAD$25,523 in cash and 241,570 warrants, of which 39,410 warrants have an exercise price of CAD$0.15 and an expiry date of April 22, 2011 and the remaining 202,160 warrants have an exercise price of CAD$0.15 and an expiry date of October 22, 2011.

-
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

At Canarc’s annual general meeting held on June 15, 2010, the stock option plan to grant up to a maximum of 16,335,000 common shares was approved.

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 as being disqualified as CEE for flow-through purposes.  Canarc accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$51,700 in accrued interests related to the indemnities.  In 2011, Canarc did pay CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes

On September 8, 2010, Canarc granted 2,740,000 stock options with an exercise price of CAD$0.10 and an expiry date of September 8, 2015 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

On December 13, 2010, Canarc closed a private placement for 8.5 million units at CAD$0.15 per unit for gross proceeds of CAD$1,275,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.22 until June 13, 2012.

In April 2011, Canarc entered into two option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia.  Canarc can acquire a 100% interest in the Atna properties by making $750,000 in cash payments over a four year period, honouring a pre-existing 1.5% net smelter return (“NSR”) production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.  Canarc can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources.  Item 4.D provides further details

In May 2011, Canarc staked three gold properties, known as Devil’s Thumb, totalling 17,175 hectares, which is located northeast of its Windfall Hills properties in central British Columbia.

At Canarc’s Annual General Meeting held on June 7, 2011, Messrs. Bradford Cooke, William Price, Derek Bullock, Leonard Harris and Bruce Bried were re-elected as Directors of Canarc for the ensuing year.  Shareholder approval was also provided for Canarc’s Shareholder Rights Plan.

In June 2011, Mr. Gregg Wilson was appointed Vice-President of Investor Relations.

On July 6, 2011, Canarc granted 2,220,000 stock options with an exercise price of CAD$0.135 and an expiry date of July 6, 2016 which are subject to vesting provisions whereby 20% vest immediately and 20% vest every 6 months thereafter.

Canarc Resource Corp.
Form 20-F

In March 2012, Canarc arranged demand loans of CAD$200,000 from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 12% compounded monthly with interest payable semi-annually.

In March 2012, Canarc granted 1,400,000 stock options with an exercise price of CAD$0.10 and which are exercisable for a period of up to one year and are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

Relief Canyon project

In December 2010, Canarc was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  Canarc agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, Canarc paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending Canarc’s due diligence, and was also obligated to pay $20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If Canarc elected not to proceed with the purchase of the Relief Canyon gold mine assets, Canarc was obligated to pay an additional $300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to Canarc.

To finance the acquisition, Canarc arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, mature in one year, bear simple annual interest rate of 12%, and secured by a first charge on the Relief Canyon gold mine assets.  If Canarc elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, Canarc arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At Canarc’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of Canarc based on the 10 day average closing price on the Toronto Stock Exchange (“TSX”).

In January 2011, after conducting due diligence, both Canarc and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, Canarc paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to Canarc.  Canarc issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of Canarc on March 2, 2011.

In May 2011, Canarc entered into an agreement for sale of the assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by Canarc.

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

Canarc Resource Corp.
Form 20-F

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

Trends

Gold prices continued to show strength as the cumulative annual average increased from $972 in 2009 to $1,225 in 2010 and then to $1,572 in 2011 and closing at $1,664 on March 23, 2012.  Gold prices achieved new highs in each of the past several years.  In December 2009, prices reached a high of $1,213 and then $1,421 in November 2010 before reaching a high of $1,895 in September 2011.  The high for 2012 was on February 28, 2012 at $1,781.

Not only has this trend made the gold mining business more profitable, it has attracted investors into the gold equities, driving up the share prices of gold companies and providing a market for capital financing to the gold industry.

During the same period from January 2009 to December 2010, the closing market price for the Registrant’s shares increased from CAD$0.07 to CAD$0.09 – an increase of 29%, and the high of CAD$0.30 was in January 2011.  On April 27, 2012, the closing market share price was CAD$0.17.  In 2007, the Company elected not to proceed with the development of the New Polaris gold project and with no other significant exploration activity underway, the share price was weak because of a lack of material news.  The Company’s decision to defer development work at New Polaris was based on the fact that a larger mine development by another mining company immediately adjacent to New Polaris was granted its final environmental permits, raised its capital financing and made a development decision, so the Company could potentially benefit from waiting for the neighbouring mining company to complete building its mine and from both their environmental studies and infrastructure.  Unfortunately, that company was negatively impacted in the 2008 financial crisis and filed for bankruptcy protection in 2009, and their mine was never built.  Despite these setbacks, management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc’s gold properties, and also to evaluate and consider new acquisitions in the gold arena as a result of rising gold prices.

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

4.D Property, Plants and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2011):

Canarc Resource Corp.
Form 20-F

Property Name	Location	Maximum% Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,900,000	$8,285,000	$12,185,000
Tay-LP (4)	Yukon, Canada	100.00%	$146,000	$423,000	$569,000
Windfall Hills	BC, Canada	100.00%	$67,000	$106,000	$173,000
Devil's Thumb	BC, Canada	100.00%	$6,000	$15,000	$21,000
Eskay Creek	BC, Canada	33.33%	$0	$0	$0

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

Canarc Resource Corp.
Form 20-F

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

The Company has initiated its efforts on the application for an underground development and exploration program at the New Polaris project in 2011 and shall continue with such efforts in 2012 subject to securing a partner for the project and financing.

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101 unless otherwise stated.  There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

Tay-LP Property, Yukon, Canada

On August 24, 2009, Canarc entered into an option agreement with Ross River to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, Canarc can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011.  In the second stage, Canarc can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012.  If Canarc does not proceed with the second stage, then a joint venture would be formed.  Canarc shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, Canarc shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of Canarc and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

Canarc Resource Corp.
Form 20-F

On September 3, 2011, Canarc and Ross River amended the option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

Cash payments of CAD$75,000 were paid in 2011 (2010 – CAD$80,000) for option payments.  Canarc issued 215,580 (2010 - 221,235) common shares at a value of CAD$0.116 (2010 - CAD$0.113) per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

In late March 2010, Canarc entered into an option agreement with Cap-Ex whereby Cap-Ex can acquire 50% of Canarc’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 have been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining Canarc’s underlying option agreement in good standing until October 2011.  Cap-Ex terminated the option agreement in March 2011.

Canarc completed a Phase 1 exploration program for 10 holes including 2,000 m of diamond drilling in the third and fourth quarters of 2009.  The objective of the program was to extend known mineralization along strike and down-dip of existing gold intercepts in three principle target areas.

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

Canarc Resource Corp.
Form 20-F

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

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay LP which identified several new EM conductors and magnetic anomalies within prospective geological settings.  In March 2011, Cap-Ex terminated its option agreement with Canarc.

The new anomalies will require ground follow up and test new targets in 2012 prior to drilling, subject to financing.

Windfall Hills properties, British Columbia, Canada

In April 2011, as amended in March 2012, Canarc entered into two option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia.  Canarc can acquire a 100% interest in the Atna properties by making US$750,000 in cash payments over a 4 year period (US$58,333 paid), honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.

Canarc Resource Corp.
Form 20-F

Canarc can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a 4 year period (CAD$23,333 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is US$30 per oz for measured resources, US$20 per oz for indicated resources, and US$10 per oz for inferred resources.

Canarc completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011.  A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area.  Two anomalies were delineated on the basis of multi-element geochemistry.  Results of this work along with preliminary exploration work over the remainder of the claims will help define targets for drilling in 2012, subject to financing.

Devil’s Thumb property, British Columbia, Canada

In May 2011, Canarc staked three gold properties, known as Devil’s Thumb, totalling 17,175 hectares, which is located northeast of its Windfall Hills properties in central British Columbia.

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

Canarc received royalties of $50,000 per year from 2006 to 2011.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the two fiscal years ended December 31, 2011 and 2010 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

The Registrant’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.  IFRS 1 has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

5.A     Operating Results

Canarc Resource Corp.
Form 20-F

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration expenditures, net of any recoveries and write-downs.

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

Fiscal Year 2011 – Year ended December 31, 2011 compared with December 31, 2010

Canarc incurred a net loss of $1.2 million for the year ended December 31, 2011 which is lower than the net loss of $1.4 million in fiscal 2010.  Operating losses for each fiscal year were comparable, reflecting the continued activities of Canarc in seeking an appropriate joint venture partner for the New Polaris property and in pursuing new projects of merit, as gold prices reached new highs in 2011.  Such efforts culminated in the accepted bid for the Relief Canyon project in early December 2010 which resulted in Canarc’s acquisition of an assay laboratory and was then subsequently sold for full recovery of all out-of-pocket expenses.  Corporate development activities were also successful in the acquisition of option interests in the Windfall Hills properties and the staking of additional properties nearby, as Canarc expanded its portfolio of strategic exploration projects in Canada in 2011.

Corporate development expenses in 2011 were higher primarily in relation to the accepted bid for the Relief Canyon project.

Remuneration for employees was higher in 2011 as Canarc continued to evaluate gold projects for acquisition purposes and to seek possible partners for the New Polaris project.  Efforts in the first quarter of fiscal 2011 were also focused on an updated NI 43-101 technical report for the New Polaris gold project, which supported the project’s robust economics in the preliminary economic assessment.  Higher employee expenses were also attributed to staffing activities for conversion in accounting standards from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS, the Relief Canyon bid, and the acquisition and subsequent disposition of the commercial assay laboratory.

Effective January 1, 2011, Canarc determined that its functional currency has changed from the United States dollar to the Canadian dollar but continues to maintain its presentation currency in the United States dollar.  Canarc recognizes foreign gains and losses on translation to the presentation currency as an equity item which is included in accumulated other comprehensive loss.  In 2010, such translation gains and losses were recognized in operations.

General and administrative expenses were comparable for both fiscals 2011 and 2010.  In 2011 legal fees were incurred in Canarc’s bid for the Relief Canyon project, its acquisition of the assay laboratory in February 2011 including all title and permitting issues and to its subsequent sale in May 2011, and due to the convertible debenture with Effisolar in February 2011 which was converted into common shares in March 2011.

Shareholder relations activities increased in 2011 so as to promote greater awareness of the profile of Canarc and its portfolio of projects, especially the accepted bid for the Relief Canyon project, the New Polaris project with its revised preliminary economic assessment which indicated conceptually the project’s stronger financial viability due to heightened gold prices, and property option agreements and staking of additional mineral property interests in British Columbia.

Share-based payments were higher in 2011 due to the net effects of the input parameters for the stock option pricing model including the vesting provisions, stock volatility, forfeiture rates, risk free interest rates, and expected life.  Although more stock options were granted in 2010 than in 2011, the fair values of the stock options granted in 2011 were higher than those granted in 2010.

In April and August 2010, Canarc disposed all of its shareholdings in Caza, a company sharing one common director, which are available-for-sale financial assets and were recorded at cost because such shares did not have a quoted market price at that time.

In 2011, Canarc wrote down good and services tax recoveries by $25,000 as collectability of the recoveries was uncertain.

Canarc Resource Corp.
Form 20-F

Due diligence costs of $60,000 in 2011 were incurred for Canarc’s $20,000 bi-weekly obligation to Firstgold during the due diligence period for the Relief Canyon project.

Canarc continues to accrue interests on its demand loans which bore interest rates that increased from 9% per annum to 12% per annum effective September 1, 2010, and interests on its estimated flow through indemnity obligation from ineligible Canadian exploration expenditures for flow though purposes.

The flow through financing item in 2010 is for the reduction in the estimated indemnity obligation for ineligible exploration expenditures.  In August 2011, Canarc paid indemnifications of CAD$37,883 including interests.

In 2010, derivative liabilities were recognized for warrants which have exercise prices stated in Canadian dollars whereas Canarc’s functional currency was in U.S. dollars, resulting in a variable amount of cash in terms of its functional currency.  Any reduction of the fair values of its derivative liability attributable to unexpired warrants would be recognized as unrealized gains.  Effective January 1, 2011, Canarc’s functional currency changed from the U.S. dollar to the Canadian dollar whereby there were no longer currency differences between Canarc’s exercise prices of its warrants and its functional currency, and thus would not recognize any derivatives for its warrants.

The deferred income tax recovery is a provision for the difference between the accounting basis and tax basis of assets and tax pools, and for the recognition at the date of actual renunciation, by a reduction in the amount included in share capital for the flow-through shares for the deferred income taxes related to the deductions foregone by Canarc.  In 2009, Canarc raised flow-through equity financing from a private placement for approximately CAD$480,000 of which CAD$475,239 were renounced on February 24, 2010.  On February 22, 2011, Canarc renounced CAD$4,761 in exploration expenditures for flow-through purposes, resulting in a deferred income tax expense of $1,200.

Canarc also recognized an unrealized gain of $71,000 in fiscal 2011 for its available-for-sale financial assets which were received for its optioned mineral property interest in Tay-LP with Cap-Ex.

Canarc has no sources of operating revenues.

As at December 31, 2011, Canarc has mineral property interests which are comprised of the following:

Canarc Resource Corp.
Form 20-F

	British Columbia (Canada)			Yukon (Canada)
(in $000s)	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total

Acquisition Costs:

Balance, January 1, 2010	$3,605	$—	$—	$25	$3,630
Additions	—	—	—	49	49
Balance, December 31, 2010	3,605	—	—	74	3,679
Additions	—	67	6	72	145
Adjustments from change in
functional currency	295	—	—	—	295
Balance, December 31, 2011	3,900	67	6	146	4,119

Deferred Exploration Expenditures:

Balance, January 1, 2010	8,556	—	—	440	8,996
Additions, net of recoveries	104	—	—	(55)	49
Balance, December 31, 2010	8,660	—	—	385	9,045
Additions	166	106	15	48	335
Adjustments from change in
functional currency	(541)	—	—	(10)	(551)
Balance, December 31, 2011	8,285	106	15	423	8,829

Mineral property interests, December 31, 2011	$12,185	$173	$21	$569	$12,948

At December 31, 2011, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.
Form 20-F

	Option Payments	Option Payments	Exploration Commitments (1)	Advance Royalty Payments	Net Smelter Reduction	Number of Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris:
Net profit interest reduction or buydown						150,000

Tay-LP:
October 31, 2012	$25		$215
October 31, 2013	850		600

Annual advance royalty payments until commercial production				$25

Net smelter reduction from 3% to 1.5%					$1,950

Windfall Hills:
Atna properties:
April 12, 2012		$100
April 12, 2013		150
April 12, 2014		200
April 12, 2015		250

Dunn properties:
April 20, 2012	25
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$1,110	$700	$815	$25	$1,950	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

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

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.  The amounts for mineral properties as shown in the Registrant’s consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.

The Registrant accounts for share-based payments using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees.  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to the reserve for share-based payments.  Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital.  Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

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

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
(in $000s)	2011	2010

Cash	$45	$592
Working capital (deficiency)	$(577)	$(1,149)

Ongoing operating expenses continue to reduce Canarc’s cash resources and working capital.

In February 2011, Canarc issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of Canarc on March 2, 2011.  The funds were then used to acquire the assay laboratory for a total of $600,000 of which $300,000 were previously advanced in December 2010.

Canarc Resource Corp.
Form 20-F

In May 2011, Canarc entered into an agreement for the sale of assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by Canarc and such funds were received in June 2011.

During fiscal 2011, stock options for 299,000 common shares were exercised for proceeds of CAD$32,125 and warrants for 1,313,650 common shares for CAD$198,488, all of which contributed to Canarc’s working capital needs during the year.

Canarc received $50,000 in royalties from the Sara Kreek project in fiscal 2011, which is the final year of such royalties from the project.

In fiscal 2011, Canarc recognized an unrealized gain of $71,000 from its available-for-sale financial assets which were all disposed in January and February 2012 for proceeds of approximately CAD$92,400.

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by Canarc’s shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at December 31, 2011, Canarc accrued CAD$19,800 in interests and CAD$7,400 in loan bonuses.

At December 31, 2010, a derivative liability of $1,082,000 for warrants which have exercise prices denominated in Canadian dollars was recognized whereas no derivative liability was recognized due to the change in Canarc’s functional currency from U.S. dollars to Canadian dollars effective January 1, 2011.  This was a primary factor in the decrease in Canarc’s working capital deficiency in 2011.

The working capital deficiency of $577,000 at December 31, 2011 includes the notes payable with accrued interests and accrued loan bonus totalling $88,000 due to certain directors and an officer of Canarc and flow-through indemnities of $195,000.  In August 2011, Canarc did pay indemnifications of CAD$37,883 including interests for ineligible exploration expenditures for flow through purposes which reduced such obligations in 2011 in comparison to 2010.

In March 2012, Canarc arranged demand loans of CAD$200,000 from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 12% compounded monthly with interest payable semi-annually.

In 2012, Canarc received proceeds of CAD$35,600 from the exercise of stock options for 346,000 common shares.

Canarc has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements.  Under Items 5.A and 5.F, further details of contractual obligations are provided as at December 31, 2011.  Canarc will continue to rely upon equity financing as its principal source of financing its projects.

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

Canarc Resource Corp.
Form 20-F

5.E Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the year ended December 31, 2011.

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

5.F Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its properties, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2011:

Canarc Resource Corp.
Form 20-F

	Payments due by Period					Payments due by Period
	(CAD$ 000s )					(US$ 000s )					Others
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	To tal	Less than 1 year	1-3 years	3-5 years	More than 5 years	Amount CAD$ ($ 000s )	Amount US$ ($ 000s )	Number of Shares

New Polaris :

Net profit interest reduction or buydown	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	150,000

Tay-LP :
Option payments	875	25	850	—	—	—	—	—	—	—	—	—	—
Exploration expenditures	815	215	600	—	—	—	—	—	—	—	—	—	—
Annual advance royalty payments
until commercial production	—	—	—	—	—	—	—	—	—	—	25	—	—
Net smelter reduction from 3% to 1.5%	—	—	—	—	—	—	—	—	—	—	—	1,950	—

Windfall Hills :

Atna properties :
Option payments	—	—	—	—	—	700	75	625	—	—	—	—

Dunn properties :
Option payments	235	25	210	—	—	—	—	—	—	—	—	—	—

Total	$1,925	$265	$1,660	$—	$—	$700	$75	$625	$—	$—	$25	$1,950	150,000

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

The Registrant’s estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrant’s current perspective of existing trends and information.  These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others:

●	risks related to our exploration and development activities;
●	risks related to the ongoing financing of our planned operations;
●	risks related estimates of mineral deposits;
●	risks related to fluctuations in mineral prices;
●	risks related to the title of our properties;
●	risks related to the highly competitive mineral exploration and mining industry;
●	risks related to potential conflicts of interest with our officers and directors;
●	risks related to environmental and regulatory requirements;
●	risks related to foreign currency fluctuations;
●	risks related to the Registrant’s possible status as a passive foreign investment company;

Canarc Resource Corp.
Form 20-F

●	risks related to the volatility of the Registrant’s common stock; and
●	risks related to the possible dilution of our common stock,

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

The directors and senior management of the Registrant as of April 27, 2012 are:

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
PRICE, William (2) California, U.S.A.
Retired;
Chairman of William L. Price Charitable Foundation;
Formerly Chairman, CEO and Chief Investment Officer of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC);
Formerly Global Equity Chief Investment Officer of Allianz Global Investors AG
Director (since May 31, 2005)
BRIED, Bruce (2) British Columbia, Canada	President and Chief Operating Officer of Canarc Resource Corp. (from February 15, 2007 to May 31, 2008); Vice-President, Mining, for Endeavour Silver Corp. (from March 2005 to February 2007)	Director (since June 1, 2008)

Canarc Resource Corp.
Form 20-F

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Registrant and Period of Service
BILES, Garry British Columbia, Canada	Vice-President, Mining, of Canarc Resource Corp. (from March 1, 2007 to May 31, 2008); General Manager of Glencairn Gold Corp. (from April 2005 to January 2007)	President and Chief Operating Officer (since June 1, 2008)
MOORS, James British Columbia, Canada	Exploration Manager for Canarc Resource Corp. (from April 2002 to May 2005)	Vice-President, Exploration (since June 2005)
LOCKWOOD, Stewart British Columbia, Canada	Barrister & Solicitor, Vector Corporate Finance Lawyers	Secretary (since 1994)
WILSON, Gregg British Columbia, Canada	Manager (Investor Relations) of Canarc Resource Corp. (from January 2000 to May 2011); Vice-President and/or Manager of Investor Relations of Caza Gold Corp. (since June 2008)	Vice-President (Investor Relations) (since June 2011)
YEE, Philip British Columbia, Canada
Chief Financial Officer, Vice-President (Finance) and Director of Caza Gold Corp.
(since November 2007);
Chief Financial Officer and Vice-President (Finance) of Parallel Resources Ltd.
(since November 2009 to October 2011);
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

Canarc Resource Corp.
Form 20-F

The Registrant is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid to the Registrant's directors and officers that has been disclosed to the Registrant’s shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2011, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$801,209.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors and officers for the fiscal year ended December 31, 2011.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION
PAID TO DIRECTORS AND OFFICERS
(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke Director, Chairman and CEO	2011	$35,843	Nil	$40,466	Nil	Nil	Nil	$8,000	$84,309
	2010	$42,819	Nil	$27,805	Nil	Nil	Nil	$8,000	$78,624
Derek Bullock Director	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
	2010	Nil	Nil	$10,384	Nil	Nil	Nil	$8,000	$18,384
Leonard Harris Director	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
	2010	Nil	Nil	$10,384	Nil	Nil	Nil	$8,000	$18,384
William Price Director	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
	2010	Nil	Nil	$10,384	Nil	Nil	Nil	$8,000	$18,384
Bruce Bried Director	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
	2010	Nil	Nil	$10,384	Nil	Nil	Nil	$8,000	$18,384
Garry D. Biles President and COO	2011	$199,480	Nil	$30,186	Nil	Nil	Nil	Nil	$229,666
	2010	$180,107	Nil	$18,691	Nil	Nil	Nil	Nil	$198,798
James Moors Vice-President, Exploration	2011	$103,734	Nil	$22,030	Nil	Nil	Nil	Nil	$125,764
	2010	$36,257	Nil	$15,022	Nil	Nil	Nil	Nil	$51,279
Gregg Wilson Vice-President, Investor Relations (9)	2011	$36,958	Nil	$18,533	Nil	Nil	Nil	Nil	$55,491
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stewart Lockwood Secretary	2011	Nil	Nil	$12,665	Nil	Nil	Nil	$71,375 (8)	$84,040
	2010	Nil	Nil	$6,740	Nil	Nil	Nil	$73,535 (8)	$80,275
Philip Yee Chief Financial Officer and Vice-President, Finance	2011	$91,339	Nil	$25,316	Nil	Nil	Nil	Nil	$116,655
	2010	$40,325	Nil	$16,776	Nil	Nil	Nil	Nil	$57,101

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)
The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under the Company’s Stock Option Plan.  The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.

(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2011.
(4)	N/A.
(5)	N/A.
(6)
These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2011 and include directors fees, as applicable, and annual bonuses for prior year’s performance, if any.

Canarc Resource Corp.
Form 20-F

(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.
(8)	Legal fees charged to the Company by a law firm in which Mr. Stewart Lockwood is a partner.
(9)	Mr. Gregg Wilson was appointed Vice-President (Investor Relations) in June 2011.

The following table sets forth information concerning outstanding stock options under the Registrant’s Stock Option Plan as at December 31, 2011 to each director and officer of the Registrant.  No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2011:

SUMMARY OF STOCK OPTIONS
GRANTED TO DIRECTORS AND OFFICERS
From January 1, 2011 to December 31, 2011

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer, Chairman and Director	July 6, 2011	Common shares	350,000	$0.135	July 6, 2016
Derek Bullock Director	July 6, 2011	Common shares	175,000	$0.135	July 6, 2016
Leonard Harris Director	July 6, 2011	Common shares	175,000	$0.135	July 6, 2016
William Price Director	July 6, 2011	Common shares	175,000	$0.135	July 6, 2016
Bruce Bried Director	July 6, 2011	Common shares	175,000	$0.135	July 6, 2016
Garry Biles President and Chief Operating Officer	July 6, 2011	Common shares	275,000	$0.135	July 6, 2016
James Moors Vice-President, Exploration	July 6, 2011	Common shares	200,000	$0.135	July 6, 2016
Stewart Lockwood Secretary	July 6, 2011	Common shares	125,000	$0.135	July 6, 2016
Gregg Wilson Vice-President (Investor Relations)	July 6, 2011	Common shares	175,000	$0.135	July 6, 2016
Philip Yee Chief Financial Officer and Vice-President (Finance)	July 6, 2011	Common shares	225,000	$0.135	July 6, 2016

Note:	The above stock option grant is subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

Canarc Resource Corp.
Form 20-F

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  For the 2011 fiscal year, no share appreciation rights for common shares were exercised by option holders who were directors or officers of the Registrant at the time of exercise.

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

During the fiscal year ended December 31, 2011, Canarc granted stock options to directors for up to 2,050,000 common shares in which such options have an exercise price of CAD$0.135 and an expiry date of July 6, 2016 and are subject to vesting provision in which 20% of the options vest immediately and 20% vest every six months.

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2011 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Registrant based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

The Registrant’s Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, Vice-President of Exploration, Vice-President of Investor Relations, and the Chief Financial Officer, are then submitted for approval by the Board.

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

No bonuses were distributed nor paid to executive officers and senior management of Canarc in the 2010 and 2011 fiscal years.

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

Other Compensation

Bradford J. Cooke, CEO, Chairman and Director of the Registrant, is a party to an arrangement with Endeavour Silver Corp. (“Endeavour”) whereby Endeavour is reimbursed for time spent by Mr. Cooke on a cost recovery basis.  There are no specific terms relating to severance or notice beyond what may be provided by statute or common law.  During the financial year ended December 31, 2011, Canarc incurred CAD$35,843 in salary paid or payable to Endeavour for services rendered by Mr. Cooke.

Directors’ and Officers’ Liability Insurance

In fiscal 2011, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant.  The policy has a CAD$1,000,000 limit of liability, retentions ranging from CAD$nil to CAD$50,000, and a policy period from December 31, 2010 to January 1, 2012 for a premium of CAD$20,450.  The insurance was renewed for a term from January 1, 2012 to January 1, 2013 for a premium of CAD$16,500.

Performance Graph

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2006 and ending December 31, 2011.

Canarc Resource Corp.
Form 20-F

Comparison of Total Shareholder Return on Common Shares
of the Registrant and the Toronto Stock Exchange Indice
(based on Canadian Funds)

The graphs assume that the initial value of the investment on the TSX Toronto Stock Exchange in the Registrant’s common shares and in the indice was $100 on the initial date.

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

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp.
Radius Gold Inc.
Caza Gold Corp.

Derek Bullock	IAMGOLD Corporation

Leonard Harris	Cardero Resource Corp.
Coronet Metals Inc.
Solitario Exploration & Royalty Corp.
Sulliden Gold Corporation Ltd.
Endeavour Silver Corp.
Abzu Gold Ltd.
Golden Arrow Resources Corporation
Indico Resources Ltd.
Wealth Minerals Ltd.
Trevali Mining Corporation
Golden Alliance Resources Corp.

William Price	n/a

Bruce Bried	International Montoro Resources Inc.

Canarc Resource Corp.
Form 20-F

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

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Registrant.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Registrant.  The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

●	the strategic planning process of the Registrant;
●	identification and management of the principal risks associated with the business of the Registrant;
●	planning for succession of management;
●	the Registrant's policies regarding communications with its shareholders and others; and
●	the integrity of the internal controls and management information systems of the Registrant.

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

Canarc Resource Corp.
Form 20-F

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

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s Annual Information Form dated March 23, 2012.

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination.  If and when the Board determines that its size should be increased or if a director needs to be replaced, the nomination committee meeting shall be convened.  The terms of reference of such a committee will be determined, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

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
The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors.

William Price
Technical, Environmental, Social, Safety	Bruce Bried
The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

Canarc Resource Corp.
Form 20-F

The Board has also tentatively proposed a Disclosure Committee to be comprised of the following management persons and the proposed mandate:

Members	Mandate
Chief Executive Officer or President, and Vice-President or Manager of Investor Relations
A Disclosure Policy Committee oversees corporate disclosure practices and ensures implementation and adherence to this policy.  The Disclosure Policy Committee's responsibilities include:

  maintaining an awareness and understanding of governing disclosure  rules and guidelines, including any new or pending developments;

  developing and implementing procedures to regularly review;

  update and correct corporate disclosure information, including information on the Internet website;

  bringing this policy to the attention of directors, management and staff;

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

The charters for the above-noted committees have not been fully implemented by the Board of Directors.

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

6.D     Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada.  As of Arpil 27, 2012, the Registrant had a staff of two full time and six part time employees based in Vancouver, BC, Canada.

6.E     Share Ownership

As at April 27, 2012, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

Canarc Resource Corp.
Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman, Chief Executive Officer and Director	3,592,980	3.80%	200,000	$0.54	June 15, 2012
			750,000	$0.46	September 26, 2012
			400,000	$0.29	May 15, 2013
			300,000	$0.11	July 15, 2014
			500,000	$0.10	September 8, 2015
			350,000	$0.135	July 6, 2016
			100,000	$0.10	March 23, 2013
Derek Bullock Director	5	0.00%	100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
			90,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
Leonard Harris Director	465,000	0.49%	100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			80,000	$0.10	September 8, 2015
			140,000	$0.135	July 6, 2016
			100,000	$0.10	March 23, 2013
William Price Director	5,556,000	5.88%	100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
			175,000	$0.135	July 6, 2016
			200,000	$0.10	September 8, 2015
Bruce Bried Director	554,500	0.59%	100,000	$0.54	June 15, 2012
			125,000	$0.29	May 15, 2013
			40,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
			100,000	$0.10	March 23, 2013
Garry Biles President and Chief Operating Officer	100,000	0.11%	50,000	$0.54	June 15, 2012
			200,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			350,000	$0.10	September 8, 2015
			275,000	$0.135	July 6, 2016
			100,000	$0.10	March 23, 2013

Canarc Resource Corp.
Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
James Moors Vice-President, Exploration	32,012	0.03%	100,000	$0.54	June 15, 2012
			175,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			250,000	$0.10	September 8, 2015
			200,000	$0.135	July 6, 2016
Stewart Lockwood Secretary	236,674	0.25%	50,000	$0.54	June 15, 2012
			40,000	$0.29	May 15, 2013
			75,000	$0.11	July 15, 2014
			130,000	$0.10	September 8, 2015
			125,000	$0.135	July 6, 2016
Gregg Wilson Vice-President (Investor Relations)	234,241	0.25%	100,000	$0.54	June 15, 2012
			150,000	$0.29	May 15, 2013
			150,000	$0.11	July 15, 2014
			200,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
Philip Yee Chief Financial Officer and Vice-President (Finance)	Nil	Nil	100,000	$0.54	June 15, 2012
			175,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			300,000	$0.10	September 8, 2015
			225,000	$0.135	July 6, 2016

(1)           As at April 27, 2012, the Registrant had 94,442,171 common shares issued and outstanding.

(2)           Common shares.

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at April 27, 2012 unless otherwise stated, are set forth below:

Canarc Resource Corp.
Form 20-F

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

1,065,000	$0.54	June 15, 2007	June 15, 2012
750,000	$0.46	September 26, 2007	September 26, 2012
1,730,000	$0.29	May 15, 2008	May 15, 2013
1,440,000	$0.11	July 15, 2009	July 15, 2014
2,274,000	$0.10	September 8, 2010	September 8, 2015
2,185,000	$0.135	July 6, 2011	July 6, 2016
1,400,000	$0.10	March 23, 2012	March 23, 2013

10,844,000	TOTAL

Warrant Summary Chart

Amount Outstanding	Exercise Price (CAD$)	Date Issued	Expiry Dates

4,250,000	$0.22	December 13, 2010	June 13, 2012

4,250,000	TOTAL

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate.  The Registrant’s Plan allows it to grant options to its employees, directors and consultants to acquire up to 16,335,000 common shares, of which options for 10,115,000 common shares are outstanding as at December 31, 2011, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the Toronto Stock Exchange during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

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

As at April 27, 2012, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	CDS & Co. Toronto, Ontario	54,887,485 (3), (4)	59.18%
Common Shares	CEDE & Co. New York, New York, U.S.A.	30,366,390 (3), (4)	32.15%
Common Shares	William Price (5) Atherton, California, U.S.A.	5,556,000 (6)	5.88%
Common Shares	Officers and Directors as a group	10,771,412 (6)	11.40%

(1)	Common shares.

(2)	As at April 27, 2012, the Registrant had 94,442,171 common shares issued and outstanding.

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

(5)
As at April 27, 2012, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 5.88% of the Registrant at that time;  William Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation.  William Price became a director of the Registrant at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of the Registrant.

(6)
William Price was elected to the Board of Directors at the Registrant’s annual general meeting held on May 31, 2005, and as at April 27, 2012, his shareholdings of 5,556,000 common shares are included in the 10,771,412 common shares held by officers and directors as a group.

Canarc Resource Corp.
Form 20-F

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.  As of April 27, 2012 there were 94,442,171 common shares of the Registrant which were issued and outstanding.  Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 428 registered holders of the Registrant’s common shares resident in the United States (71% of all registered holders) holding 37,716,801 common shares.  This number represents approximately 40% of the total issued and outstanding common shares of the Registrant at that date.

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

7.B     Related Party Transactions

For the fiscal year ended December 31, 2011, the Registrant had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2011and 2010 include:

			Net balance receivable (payable)
	Year ended December 31,		as at December 31,
	2011	2010	2011	2010

Key management compensation:
Executive salaries and remuneration	$ 473	$ 291	$ (14)	$ -
Directors fees	40	39	(146)	(109)
Share-based payments	212	116	-	-
	$ 725	$ 446	$ (160)	$ (109)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner	$ 72	$ 71	$ 83	$ 62

Net office, sundry, rent and salary allocations recovered from (incurred to) company(s) sharing certain common director(s)	$ 55	$ 88	$ 16	$ (4)

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

The Company shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to the Company are on a full cost recovery basis.  Any balances due to related parties are payable on demand.

Canarc Resource Corp.
Form 20-F

In May 2009, Canarc received CAD$62,030 in demand loans from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by Canarc’s shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at December 31, 2011, Canarc accrued CAD$19,800 in interests and CAD$7,400 in loan bonuses.

In March 2012, Canarc arranged demand loans of CAD$200,000 from certain directors and an officer of Canarc.  The loans are repayable on demand and bear an interest rate of 12% compounded monthly with interest payable semi-annually.

Items 5.A and 5.B provide further details of transactions with Caza.

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2011 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  Also, certain directors and officers of Canarc Resource Corp. are directors, officers and / or employees of Aztec and Caza.  The interests of these companies may differ from time to time.  Item 6.C provide further details.

7.C     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

8.A     Consolidated Statements and Other Financial Information

Canarc Resource Corp.
Form 20-F

Canarc’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.  IFRS 1 has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)	Consolidated Statements of Financial Position as of December 31, 2011 and 2010;
(b)	Consolidated Statements of Comprehensive (Loss) Income for each of the years ended December 31, 2011 and 2010;
(c)	Consolidated Statements of Shareholders’ Equity for each of the years ended December 31, 2011 and 2010;
(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2011 and 2010; and
(e)	Notes to the consolidated financial statements.

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

Dividend Policy

During its last three completed financial years, the Registrant has not declared or paid any cash dividends on its common shares and does not currently intend to pay cash dividends.  Management intends for earnings, if any, to be retained to finance further growth and activities relating to the business of the Registrant.

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

8.B     Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2011 other than as disclosed in this Form 20-F and in the Registrant’s continuous disclosure documents.

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

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)

2011	$0.30	$0.09
2010	$0.29	$0.07
2009	$0.21	$0.06
2008	$0.44	$0.04
2007	$0.83	$0.33

Canarc Resource Corp.
Form 20-F

Quarter	High (CAD$)	Low (CAD$)

2012
1st Quarter	$0.19	$0.09

2011
4th Quarter	$0.16	$0.09
3rd Quarter	$0.18	$0.11
2nd Quarter	$0.18	$0.14
1st Quarter	$0.30	$0.17

2010
4th Quarter	$0.29	$0.09
3rd Quarter	$0.10	$0.07
2nd Quarter	$0.13	$0.07
1st Quarter	$0.19	$0.11

Month	High (CAD$)	Low (CAD$)

2012
March	$0.19	$0.10
February	$0.12	$0.10
January	$0.12	$0.09

2010
December	$0.13	$0.09
November	$0.16	$0.12
October	$0.15	$0.12

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

Canarc Resource Corp.
Form 20-F

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

Canarc Resource Corp.
Form 20-F

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan which was approved at the Registrant’s annual and extraordinary meeting held in May 2005, and ratified and confirmed at the Registrant’s annual general meetings in April 2008 and again in June 2011.

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

Canarc Resource Corp.
Form 20-F

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

Canarc Resource Corp.
Form 20-F

10.C     Material Contracts

The following executive employment agreements were signed in 2011:

-
An Executive Employment Agreement between Canarc and Mr. Garry Biles was signed on June 1, 2011 in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canarc.  The employment agreement provides that Mr. Biles’ base remuneration is CAD$200,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee.

-
An Executive Employment Agreement between Canarc and Mr. James Moors was signed on June 1, 2011 in respect of Mr. Moors’ capacity as Vice-President of Exploration for Canarc.  The employment agreement provides that Mr. Moors’ base remuneration is CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee.

-
An Executive Employment Agreement between Caza and Mr. Gregg Wilson was signed on June 1, 2011 in respect of Mr. Wilson’s capacity as Vice-President of Investor Relations for both Canarc and Caza.  The employment agreement provides that Mr. Wilson’s base remuneration is CAD$90,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee.  Mr. Wilson’s remuneration is allocated between Canarc and Caza.

-
An Executive Employment Agreement between Caza and Mr. Philip Yee was signed on June 1, 2011 in respect of Mr. Yee’s capacity as Chief Financial Officer and Vice-President of Finance for both Canarc and Caza.  The employment agreement provides that Mr. Yee’s base remuneration is CAD$180,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee.  Mr. Yee’s remuneration is allocated between Canarc and Caza.

For the two years immediately preceding April 27, 2012, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F.  For a description of those contracts entered into in the ordinary course of business refer to Items 4.B and 4.D.

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

The following information is general, and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state, or local taxes.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canarc’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.  IFRS 1 has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canarc’s audited consolidated financial statements for the year ended December 31, 2011 and the notes thereto.

Item 3.D provides information concerning risk factors.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Canarc Resource Corp.
Form 20-F

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E     Proceeds

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were adequately designed and effective at the reasonable assurance level to ensure that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms;  and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to the Registrant’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Registrant’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  The Registrant’s controls include policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

Canarc Resource Corp.
Form 20-F

-	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and
-
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the annual financial statements or interim financial statements.

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2011 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based upon its assessment, management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2011, the Registrant’s internal control over financial reporting was effective.

The Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to new accounting standards, financial instruments and future income tax.  The Registrant shall engage the services of an external accounting firm, which is independent of the Registrant’s current auditors, to assist in applying complex areas of accounting as needed.  In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting.  Management concluded that the financial statements for the year ended December 31, 2011 fairly present the Company’s financial position and the results of its operations for the year then ended, and that no material misstatements were identified.  Ongoing staff training and development in complex accounting issues and engagement of services of external consultants with knowledge and skills in complex areas of accounting, when needed, shall contribute to reduce the risk of a material weakness in the Registrant’s internal control over financial reporting and assist in providing reasonable assurance that its internal control over financial reporting is effective.

The Registrant’s independent registered public accounting firm is not required to provide an attestation on management’s report on internal control over financial reporting.  Therefore, this report does not include an attestation report of the Registrant’s independent registered public accounting firm regarding internal controls over financial reporting pursuant to rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

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

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A     Audit Committee Financial Expert

The Registrant’s audit committee is comprised of four directors, all of whom are independent, as set forth below:

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

Canarc Resource Corp.
Form 20-F

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

Leonard Harris - Mr. Harris is a professional engineer with a metallurgy diploma and 50 years of experience in all aspects of mineral processing and mining operations world-wide, including the construction of the Yanacocha gold mine in Peru.  Mr. Harris is currently a director for other small cap mining and exploration public companies including Endeavour Silver Corp.

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

-	compliance with applicable laws, rules and regulations; and
-	prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2011 Fiscal Year (CAD$)	2010 Fiscal Year (CAD$)

(a) Audit Fees	$65,000	$58,100

(b) Audit-Related Fees	Nil	$10,000

(c) Tax Fees	$2,500	Nil

(d) All Other Fees	Nil	Nil

Canarc Resource Corp.
Form 20-F

At an Audit Committee meeting held in March 2012, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2012 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2012, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D     Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E     Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F     Change in Registrant’s Certifying Accountant

In the two most recent fiscal years 2010 and 2011, there was no change in the Registrant’s certifying accountant.

16.G     Corporate Governance

The Registrant is listed on the Toronto Stock Exchange and, under Canadian security laws and regulations, is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines and National Instrument 58-101, Disclosure of Corporate Governance Practices.  The Registrant’s corporate governance practices meet all mandated requirements and are not, in the opinion of management, materially different from other junior resource companies listed on the Toronto Stock Exchange.  Item 6.C provides further details.

16.H     Mine Safety Disclosure

The Registrant currently does not have any operating mines.

Canarc Resource Corp.
Form 20-F

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not Applicable

ITEM 18.     FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB.  IFRS 1 has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated.  Previously the Company’s consolidated financial statements were prepared in accordance with Canadian GAAP.  Material measurement differences between Canadian GAAP and the accounting principles in the United States, as applicable to the Company, were described in the Company’s previous consolidated financial statements.

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 23, 2012	79
1.2 Consolidated statements of financial position as at December 31, 2011 and 2010 together with the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2011 and 2010.	80

ITEM 19.     EXHIBITS

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	126
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	76
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	77
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	127
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	127
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC in July 2008
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009)	Previously filed on Form 6-K with the SEC in July 2010
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011)	Previously filed on Form 6-K with the SEC in July 2011
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010)	Previously filed on Form 6-K with the SEC in July 2010

Canarc Resource Corp.
Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of May 14, 2012.

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

DATED at Vancouver, British Columbia, Canada, as of May 14, 2012.

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

DATED at Vancouver, British Columbia, Canada, as of May 14, 2012.

/s/ Philip Yee

Philip Yee, Chief Financial Officer

Canarc Resource Corp.
Form 20-F

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2011 and 2010

Canarc Resource Corp
 Form 20-F

INDEPENDENT AUDITORS’ REPORT
TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010, and the results of its operations and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $1,209,000 during the year ended December 31, 2011 (2010 - $1,396,000) and, as of that date, the Company’s current liabilities exceeded its current assets by $577,000 (2010 - $1,149,000).  These conditions, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 23, 2012

Canarc Resource Corp
 Form 20-F

CANARC  RESOURCE  CORP.
Consolidated Statements of Financial Position
(expressed in thousands of United States dollars)

		2011		2010
	Notes	December 31	December 31		January 1

ASSETS

CURRENT ASSETS
Cash		$45	$592		$155
Receivables and prepaids	15	92	105		193
Marketable securities	6	93	25		-
Royalty receivable - current portion	7(b)	-	50		50
Total Current Assets		230	772		398

NON-CURRENT ASSETS
Mineral properties	7	12,948	12,724		12,626
Deposit on asset acquisition	7(c )	-	300		-
Equipment	8	7	10		2
Royalty receivable - long-term portion	7(b)	-	-		46
Long-term investments	9	92	94		143
Total Non-Current Assets		13,047	13,128		12,817
Total Assets		$13,277	$13,900		$13,215

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	15	$524	$532		$607
Notes payable	10	88	81		63
Flow-through obligations	11	195	226		377
Derivative liability for warrants	12	-	1,082		193
Total Liabilities		807	1,921		1,240

SHAREHOLDERS' EQUITY
Share capital	13	58,258	57,685		56,436
Reserve for share-based payments		1,081	1,259		1,316
Accumulated other comprehensive income		(54)	10		-
Deficit		(46,815)	(46,975)		(45,777)
Total Shareholders' Equity		12,470	11,979		11,975
Total Liabilities and Shareholders' Equity		$13,277	$13,900		$13,215

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ William Price
Director	Director

Canarc Resource Corp.
 Form 20-F

CANARC  RESOURCE  CORP.
Consolidated Statements of Comprehensive Loss
(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2011	2010

Expenses:
Amortization		$3	$1
Corporate development		46	12
Employee and director remuneration	15	424	383
Foreign exchange loss		15	43
General and administrative	14 and 15	296	308
Shareholder relations		80	62
Share-based payments	13(c ) and 15	241	143

Loss before the undernoted		(1,105)	(952)

Gain on disposition of long-term investment		-	257
Accretion of royalty receivable	7(b)	-	4
Write-off of equipment	8	-	(1)
Write-off of GST recoveries		(25)	-
Due diligence costs on asset acquisition	7(c )	(60)	(20)
Interest expense	10 and 11	(20)	(14)
Flow-through financing costs	11	-	150
Unrealized loss from derivative warrant liability		-	(913)

Loss before income tax		(1,210)	(1,489)

Deferred income tax recovery	13(b) and 17	1	93

Net loss for the year		(1,209)	(1,396)

Other comprehensive (loss) income:
Unrealized gain on available-for-sale securities	6	71	10
Foreign currency translation adjustment		(135)	-

Comprehensive loss for the year		$(1,273)	$(1,386)

Basic and diluted loss per share		$(0.01)	$(0.02)

Weighted average number of common shares outstanding		93,162,401	82,446,825

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Consolidated Statements of Shareholders’ Equity
(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, January 1, 2010	81,969,655	$56,436	$1,316	$-	$(45,777)	$11,975

Private placement, net of share issuance costs	8,500,000	1,244	-	-	-	1,244
Property acquisition	221,235	24	-	-	-	24
Exercise of stock options	20,000	4	(2)	-	-	2
Exercise of warrants	275,000	66	-	-	-	66
Renunciation of flow-through expenditures	-	(89)	-	-	-	(89)
Share-based payments	-	-	143	-	-	143
Expiry of stock options	-	-	(198)	-	198	-
Other comprehensive income	-	-	-	10	-	10
Net loss for the year	-	-	-	-	(1,396)	(1,396)
Balance, December 31, 2010	90,985,890	57,685	1,259	10	(46,975)	11,979

Conversion of convertible debenture	1,282,051	291	-	-	-	291
Property acquisition	215,580	24	-	-	-	24
Exercise of stock options	299,000	54	(22)	-	-	32
Exercise of warrants	1,313,650	205	-	-	-	205
Renunciation of flow-through expenditures	-	(1)	-	-	-	(1)
Share-based payments	-	-	241	-	-	241
Expiry of stock options	-	-	(397)	-	397	-
Effect from change in functional currency	-	-	-	-	(110)	(110)
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	-	71	-	71
Foreign currency translation adjustment	-	-	-	(135)	-	(135)
Elimination of derivative liability (Note 12)	-	-	-	-	1,082	1,082
Net loss for the year	-	-	-	-	(1,209)	(1,209)
Balance, December 31, 2011	94,096,171	$58,258	$1,081	$(54)	$(46,815)	$12,470

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

	Years ended December 31,
	2011	2010

Cash provided from (used for):

Operations:
Net loss for the year	$(1,209)	$(1,396)
Items not involving cash:
Accretion of royalty receivables	-	(4)
Accrued interest	10	14
Amortization	3	1
Share-based payments	241	143
Gain on disposition of long term investments	-	(257)
Flow through financing costs	-	(150)
Deferred income tax recovery	(1)	(93)
Unrealized gain on derivative liability for warrants	-	913
Unrealized currency translation gain	-	8
Write-off of GST recoveries	25	-
Write-off of equipment	-	1
	(931)	(820)
Changes in non-cash working capital items:
Receivables and prepaids	(12)	25
Accounts payable and accrued liabilities	(8)	(85)
Flow through obligations	(39)	-
Cash used by operating activities	(990)	(880)

Financing:
Issuance of common shares, net of share issuance costs	528	1,287

Investing:
Proceeds from royalty receivable	50	50
Proceeds from disposition of long term investments	-	306
Mineral properties, net of recoveries	(435)	(26)
Disposition of asset held for sale, net of acquisition	300	(300)
Cash (used by) provided from investing activities	(85)	30

(Decrease) increase in cash	(547)	437
Cash, beginning of year	592	155

Cash, end of year	$45	$592

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2011	2010

Non-cash financing and investing activities:

Accrual of acquisition of equipment		$-	$10

Available-for-sale securities received from optioned mineral property interests	7(a)(ii)	-	15

Issuance of shares for mineral property interests	7(a)(ii)	24	24

Accounts receivable adjustment to mineral property interests		-	(63)

Fair value of allocated to shares issued on exercise of:
Stock options		22	2
Warrants		-	24

Expiration of stock options		397	198

Income taxes paid		-	-

Interest paid		9	-

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.           Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.  The Company’s registered and corporate office is in Vancouver, BC, Canada.

The Company has incurred significant net losses of $1,209,000 in 2011 (2010 – $1,396,000), and has a deficit of $46,815,000 as at December 31, 2011 (December 31, 2010 - $46,975,000;  January 1, 2010 - $45,777,000).  Furthermore, the Company has working capital deficiency of $577,000 as at December 31, 2011 (December 31, 2010 – $1,149,000;  January 1, 2010 - $842,000).  These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management would need to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management’s plans will be successful.  These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern, and such adjustments could be material.

2.           Basis of Presentation

(a)           Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and IFRS 1 - First-time Adoption of International Financial Reporting (“IFRS 1”) has been applied.  Prior consolidated financial statements were prepared in accordance with Canadian generally accepted accounting policies (“Canadian GAAP”).

Subject to certain IFRS 1 transition elections as disclosed in Note 18 the Company has consistently applied the same accounting policies to its opening IFRS consolidated statement of financial position as at January 1, 2010, and for all years as presented.  The nature and effects of significant changes in accounting policies on the Company’s financial position and comprehensive loss from the transition from Canadian GAAP to IFRS are disclosed in Note 18.

(b)           Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 23, 2012.

Canarc Resource Corp
 Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(c)           Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

(d)           Functional currency and presentation currency:

Effective January 1, 2011, the Company determined that its functional currency has changed from the United States dollar to the Canadian dollar but continues to maintain its presentation currency in the United States dollar.  The change in functional currency was a result of the increased influence of the Canadian dollar on the economic environment in which the Company operates.

Prior to January 1, 2011 when the functional currency was in the United States dollar, accounts denominated in currencies other than the United States dollar have been translated as follows:

•	Revenue and expense items at the rate of exchange in effect on the transaction date;
•
Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the statement of financial position date;  and

•	Monetary assets and liabilities at the exchange rate at the statement of financial position date.

Exchange gains and losses are recorded in the consolidated statements of comprehensive loss in the period in which they occur.

Effective January 1, 2011, the functional currency changed to the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Revenue and expense items at the rate of exchange in effect on the transaction date;
•	Monetary assets and liabilities at the exchange rate at the statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined; and
•	Shareholders’ equity items at historical exchange rates.

For presentation purposes, all amounts are then translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from the presentation change are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(e)	Critical accounting estimates:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period.  Actual results may differ from these estimates and, as such, estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests;  the determination of accrued liabilities;  accrued site remediation;  flow-through obligations and deferred income tax liability;  the variables used in the determination of the fair value of stock options granted, warrants issued and derivative liability for warrants;  and the recoverability of deferred tax assets.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(f)           New accounting standards and recent pronouncements:

All of the new and revised standards described below may be early adopted.

(i)           IAS 27 Separate Financial Statements (2011)

This amended version of IAS 27 that now only deals with the requirements for separate financial statements, which have been carried over largely unamended from IAS 27 Consolidated and Separate Financial Statements.  Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.  If early adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011).

(ii)           IAS 28 Investments in Associates and Joint Ventures (2011)

This standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases).  It also prescribes how investments in associates and joint ventures should be tested for impairment.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011).

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(iii)           IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances).
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss.
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.
•
The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is applicable to annual reporting periods beginning on or after January 1, 2013.

(iv)           IFRS 9 Financial Instruments (2010)

A revised version of IFRS 9 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities.  New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The standard applies to annual periods beginning on or after January 1, 2015.  This standard supersedes IFRS 9 (2009).

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(v)           IFRS 10 Consolidated Financial Statements

The standard requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”).  Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.  If early adopted, it must be adopted together with IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

(vi)           IFRS 11 Joint Arrangements

This standard replaces IAS 31 Interests in Joint Ventures, and requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations and then account for those rights and obligations in accordance with that type of joint arrangement.

Joint arrangements are either joint operations or joint ventures:

•
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement.  Joint operators recognize their assets, liabilities, revenue and expenses in relation to its interest in a joint operation (including their share of any such items arising jointly).

•
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (joint venturers) have rights to the net assets of the arrangement.  A joint venturer applies the equity method of accounting for its investment in a joint venture in accordance with IAS 28 Investments in Associates and Joint Ventures (2011).  Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early adopted, it must be adopted together with IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(vii)           IFRS 12 Disclosure of Interests in Other Entities

The standard requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

•	Significant judgments and assumptions - such as how control, joint control, significant influence has been determined.
•	Interests in subsidiaries - including details of the structure of the group, risks associated with structured entities, changes in control, and so on.
•
Interests in joint arrangements and associates - the nature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information).

•
Interests in unconsolidated structured entities - information to allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities.

IFRS 12 lists specific examples and additional disclosures which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.  If early adopted, it must be adopted together with IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011).

(viii)           IFRS 13 Fair Value Measurement

The standard replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard.

This IFRS defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(viii)           IFRS 13 Fair Value Measurement     (continued)

 IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).  With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•	Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 - unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.

(ix)           Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 Financial Instruments: Disclosures result from the IASB's comprehensive review of off balance sheet activities.

The amendments introduce additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets.  The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

The amendments apply to annual periods beginning on or after July 1, 2011.

2.           Basis of Presentation     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)
(f)           New accounting standards and recent pronouncements:     (continued)

(x)           Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12)

The amendments applies to IAS 12 Income Taxes to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally, be through sale.

As a result of the amendments, SIC-21 Income Taxes — Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value.  The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.

The amendments are applicable to annual periods beginning on or after January 1, 2012.

(xi)	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (Amendments to IFRS 1)

The amendments apply to IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRSs) to:

•
Replace references to a fixed date of “January 1, 2004” with “the date of transition to IFRSs”, thus eliminating the need for companies adopting IFRSs for the first time to restate de-recognition transactions that occurred before the date of transition to IFRSs

•
Provide guidance on how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation.

The amendments are applicable to annual periods beginning on or after July 1, 2011.

2.           Basis of Presentation     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(f)           New accounting standards and recent pronouncements:     (continued)

(xii)           Presentation of Items of Other Comprehensive Income (“OCI”) (Amendments to IAS 1)

The amendments apply to IAS 1 Presentation of Financial Statements to revise the way other comprehensive income is presented.

The amendments:

•
Preserve the amendments made to IAS 1 in 2007 to require profit or loss and OCI to be presented together, i.e., either as a single “statement of profit or loss and comprehensive income”, or a separate “statement of profit or loss' and a 'statement of comprehensive income” – rather than requiring a single continuous statement as was proposed in the exposure draft.

•
Require entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently. i.e., those that might be reclassified and those that will not be reclassified.

•
Require tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendments are applicable to annual reporting periods beginning on or after July 1, 2012.

(xiii)           IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement.

The Interpretation requires stripping activity costs which provide improved access to ore are recognized as a non-current “stripping activity asset” when certain criteria are met.  The stripping activity asset is depreciated or amortized on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate.

IFRIC 20 applies to annual periods beginning on or after January 1, 2013.

The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

3.           Significant Accounting Policies

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS consolidated statement of financial position at January 1, 2010 for purposes of the transition to IFRS.  IFRS 1 exemptions for first time adopters are disclosed in Note 18.

(a)           Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its significant subsidiaries including New Polaris Gold Mines Ltd. (100%).  All significant intercompany transactions and balances are eliminated on consolidation.

(b)	Financial instruments:

(i)           Financial assets:

The Company classifies its financial assets in the following categories:  fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”).  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables comprise trade and other receivables.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss. The Company does not have any assets classified as HTM investments.

3.           Significant Accounting Policies     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(b)	Financial instruments: (continued)

(i)           Financial assets:     (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss.  When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

(ii)           Financial liabilities:

The Company classifies its financial liabilities in the following categories:  FVTPL, other financial liabilities, and derivative financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.  The Company has no financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include trade accounts payable, note payables, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss.  Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company’s functional currency.

3.           Significant Accounting Policies     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(b)	Financial instruments: (continued)

(iii)           Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of financial assets and financial liabilities included in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and liabilities in level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

(iv)           Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.  An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v)           Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred.  A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.  Gains and losses on derecognition are recognized within other income and finance costs respectively.

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

3.           Significant Accounting Policies     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(c)           Mineral properties:     (continued)

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

(e)           Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(f)           Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(g)           Flow-through common shares:

Flow-through common shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The proceeds from common shares issued under flow-through common share financing agreements are credited to share capital.  The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in share capital and the recognition of a deferred tax liability.

A portion of the deferred income tax assets that were not previously recognized are recognized as a recovery of deferred income taxes in the consolidated statements of operations up to the amount of the deferred income tax liability or renouncement.

(h)	Share-based payments:

The Company has a stock option plan that is described in Note 13(c).  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to the reserve for share-based payments.  Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital.  Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

3.           Significant Accounting Policies     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(h)	Share-based payments: (continued)

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related reserve for share-based payments to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to profit or loss.

(i)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision.  The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit and loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of ongoing current programs to prevent and control pollution is charged against profit and loss as incurred.

(j)           Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to calculate diluted earnings (loss) per common share amounts.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted loss per common share presented is the same as basic loss per common share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

3.           Significant Accounting Policies     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(k)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.  When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(l)	Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date.  Deferred tax assets are recognized to the extent that recovery is considered probable.

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable.  The Company is not subject to any externally imposed capital requirements.

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

4.	Management of Capital (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming periods.

As at December 31, 2011, the Company was not subject to any externally imposed capital requirements.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2011.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at fair value through profit or loss; marketable securities and long-term investments as available-for-sale financial assets;  receivables and prepaids and royalty receivable as loans and receivables;  and accounts payable and accrued liabilities, notes payable and flow through obligation as other financial liabilities.

The Company has classified its derivative liability for warrants as derivative financial liabilities and are measured at fair value.  All gains and losses are included in profit or loss in the period in which they arise.

The Company’s long-term investment in shares of Aztec Metals Corp., a company sharing two common directors, (“Aztec”) is classified as AFS but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, notes payable, and flow-through obligation approximate their carrying values due to the short terms to maturity.  Cash and marketable securities are measured at fair values using level 1 inputs.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level 3 in the fair value hierarchy as it is based on unobservable inputs.  Derivative liability for warrants is level 2 in the fair value hierarchy as the Company uses the Black-Scholes option pricing model to determine the fair value of the warrants.

5.	Management of Financial Risk (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)           Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  The royalty receivable is due from an unrelated entity, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 7(b)).

(b)           Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, demand loans, flow through obligations and administrative overhead costs, and to maintain its mineral property interests in 2012.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payables are due on demand.

(c)           Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)           Foreign currency risk:

The Company’s mineral properties and operations are in Canada.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company and the values of its assets and liabilities as its financial statements are stated in U.S. dollars for presentation purposes.

5.	Management of Financial Risk (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(c)           Market risk:     (continued)

(i)           Foreign currency risk:     (continued)

At December 31, 2011, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars

Cash	$32
Accounts payable and accrued liabilities	(74)

Net assets (liabilities)	$(42)

Based upon the above net exposure as at December 31, 2011 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $4,200 in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)           Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby the Company’s investment in marketable securities is subject to market price fluctuations.

6.           Marketable Securities

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	2011	2010
	December 31	December 31	January 1

Balance, begin of period	$25	$-	$-
Available-for-sale securities received from property option agreement	-	14	-
Unrealized gain on available-for-sale securities	71	10	-
Foreign currency translation adjustment	(3)	1	-
Balance, end of period	$93	$25	$-

The quoted market value of shares of a company was $93,000 at December 31, 2011 (December 31, 2010 - $25,000;  January 1, 2010 - $Nil).  These shares were disposed in January and February 2012 for total proceeds of CAD$92,400.

7.           Mineral Properties

	British Columbia (Canada)			Yukon (Canada)
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total
	(Note 7(a)(i))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(ii))

Acquisition Costs:

Balance, January 1, 2010	$3,605	$-	$-	$25	$3,630
Additions	-	-	-	49	49
Balance, December 31, 2010	3,605	-	-	74	3,679
Additions	-	67	6	72	145
Adjustments from change in functional currency	295	-	-	-	295
Balance, December 31, 2011	$3,900	$67	$6	$146	$4,119

Deferred Exploration Expenditures:

Balance, January 1, 2010	$8,556	$-	$-	$440	$8,996
Additions, net of recoveries	104	-	-	(55)	49
Balance, December 31, 2010	8,660	-	-	385	9,045
Additions	166	106	15	48	335
Adjustments from change in functional currency	(541)	-	-	(10)	(551)
Balance, December 31, 2011	$8,285	$106	$15	$423	$8,829

Mineral property interests:
Balance, January 1, 2010	$12,161	$-	$-	$465	$12,626
Balance, December 31, 2010	12,265	-	-	459	12,724
Balance, December 31, 2011	12,185	173	21	569	12,948

7.           Mineral Properties     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(a)           Canada:

(i)           New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2011 include a reclamation bond for CAD$250,000 (December 31, 2010 – CAD$250,000;  January 1, 2010 – CAD$250,000).

(ii)           Tay-LP:

On August 24, 2009, the Company entered into an option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011.  In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

Cash payments of CAD$75,000 were paid in 2011 (2010 – CAD$80,000) for option payments.  The Company issued 215,580 (2010 - 221,235) common shares at a value of CAD$0.116 (2010 - CAD$0.113) per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

7.           Mineral Properties     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(a)           Canada:     (continued)

(ii)           Tay-LP:     (continued)

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 have been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company’s underlying option agreement in good standing until October 2011.  Cap-Ex terminated the option agreement in March 2011.

(iii)           Windfall Hills:

In April 2011, the Company entered into two option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia.  The Company can acquire a 100% interest in the Atna properties by making $750,000 in cash payments over a four year period ($50,000 paid), honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.

The Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period (CAD$15,000 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources.

(iv)           Devil’s Thumb:

In May 2011, the Company staked three gold properties northeast of its Windfall Hills properties in central British Columbia.

(b)           Sara Kreek, Suriname:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  The Company has received $50,000 in annual royalties with final royalties of $50,000 received in 2011.

7.           Mineral Properties     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(b)           Sara Kreek, Suriname:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2011:

Present value of expected cash flows from royalties as at January 1, 2010	$96
Add: Accretion for the year	4
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2010	50
Less: Royalty received during the year	(50)
Royalty receivable as at December 31, 2011	$-

(c)           Relief Canyon, United States:

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, the Company paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending the Company’s due diligence, and was also obligated to pay $20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional $300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, matured in one year, bore simple annual interest rate of 12%, and was to be secured by a first charge on the Relief Canyon gold mine assets.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10-day average closing price on the Toronto Stock Exchange (“TSX”).

7.           Mineral Properties     (continued)

(c)           Relief Canyon, United States:     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, the Company paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company.  The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

In May 2011, the Company disposed of the assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by the Company.

(d)           Expenditure options:

As at December 31, 2011, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Option	Exploration	Advance Royalty	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris (Note 7(a)(i)):
Net profit interest reduction						150,000
or buydown

Tay-LP (Note 7(a)(ii)):
October 31, 2012	$25		$215
October 31, 2013	850		600

Annual advance royalty payments
until commercial production				$25

Net smelter reduction from 3% to 1.5%					$1,950

Windfall Hills (Note 7(a)(iii)):

Atna properties:
April 12, 2012		$100
April 12, 2013		150
April 12, 2014		200
April 12, 2015		250

Dunn properties:
April 20, 2012	25
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$1,110	$700	$815	$25	$1,950	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

7.           Mineral Properties     (continued)

(d)           Expenditure options:     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(e)           Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)           Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)           Environmental:

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

8.           Equipment

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, January 1, 2010	$140	$138	$2
Additions	10	-	10
Dispositions	(140)	(138)	(2)
Balance, December 31, 2010	10	-	10
Additions	-	3	(3)
Balance, December 31, 2011	$10	$3	$7

9.           Long-Term Investments

As at December 31, 2011, the Company had an interest of 9% in Aztec (December 31, 2010 and January 1, 2010 – 9%) and Nil% in Caza Gold Corp. (“Caza”) (December 31, 2010 – Nil% and January 1, 2010 – 7%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined.  Therefore they are recorded at cost.

10.           Notes Payable

Balance, January 1, 2010	$63
Add:
Accrued interest during the year	7
Loan bonus	7
Currency translation adjustment	4
Balance, December 31, 2010	81
Add: Accrued interest during the year	9
Less: Currency translation adjustment	(2)
Balance, December 31, 2011	$88

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp., a company with one common director (“Caza”), at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at December 31, 2011, notes payable includes interest accrual of CAD$19,800 (December 31, 2010 - CAD$10,600;  January 1, 2010 - CAD$3,700) and loan bonus accrual of CAD$7,400 (December 31, 2010 – CAD$7,400;  January 1, 2010 - $Nil).

In March 2012, the Company arranged demand loans of CAD$200,000 from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 12% compounded monthly with interest payable semi-annually.  Demand loans of CAD$150,000 have been received by the Company.

11.           Flow-through Obligation

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 as being disqualified as CEE for flow-through purposes.  The Company accrued liabilities of approximately CAD$146,300 (December 31, 2010 - CAD$175,000;  January 1, 2010 - $377,000) for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$51,700 (December 31, 2010 - CAD$50,000;  January 1, 2010 - $Nil) in accrued interests related to the indemnities.  Should the estimate change in the future, it may affect future results of operations and cash flows.  In 2011, the Company did pay CAD$37,900 (2010 - $Nil) including interest for indemnities relating to ineligible CEE for flow-through purposes.

12.           Derivative Liability for Warrants

Balance, January 1, 2010	$193
Add: Unrealized gain from derivative warrants	913
Less: Fair value from the exercise of derivative warrants	(24)
Balance, December 31, 2010	1,082
Less: Elimination of derivative liability for warrants due to change in functional currency	(1,082)
Balance, December 31, 2011	$-

All of the Company’s outstanding share purchase warrants have exercise prices which are denominated in Canadian dollars.

Prior to January 1, 2011, the Company’s functional currency was the U.S. dollar, which resulted in the warrants being considered a derivative.  Accordingly, the Company’s share purchase warrants were classified and accounted for as a derivative liability at fair value through profit and loss.

Effective January 1, 2011, the Company’s functional currency changed from the U.S. dollar to the Canadian dollar.  Accordingly, the outstanding warrants are no longer treated as a derivative liability, and the corresponding recovery of $1,082,000 has been recognized in deficit.

13.           Share Capital

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
 Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(a)           Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)           Issued:

(i)
In February 2011, the Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.  Note 7(c) provides further details.

In February 2011, the Company renounced CAD$4,760 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately $1,200.

On November 1, 2011, the Company issued 215,580 common shares at a price of CAD$0.116 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 7(a)(ii) provides further details.

(ii)
In February 2010, the Company renounced CAD$475,200 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately $113,000.

Pursuant to an audit by the CRA in 2009, the Company initially estimated $661,700 in exploration expenditures which do not qualify as CEE for flow-through purposes.  In June 2010, it was determined that CAD$795,000 as being disqualified for CEE for flow-through purposes, resulting in a deferred income tax expense of $24,000.  Note 11 provides further details.

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

13.           Share Capital     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
 Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(c)           Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 16,335,000 common shares, of which options for 10,115,000 common shares are outstanding as at December 31, 2011.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of outstanding stock options for the years ended December 31, 2011 and 2010 is as follows:

	2011		2010
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	9,410,000	$0.31	8,665,000	$0.38
Granted	2,220,000	$0.14	2,740,000	$0.10
Exercised	(299,000)	$0.11	(20,000)	$0.11
Forfeited	(16,000)	$0.10	(115,000)	$0.23
Expired	(1,200,000)	$0.69	(1,860,000)	$0.32
Outstanding balance, end of year	10,115,000	$0.24	9,410,000	$0.31

Exercise price range (CAD$)	$0.10 - $0.74		$0.10 - $0.74

13.           Share Capital     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
 Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(c)           Stock option plan:     (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2011:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2011	(Number of Years)	(CAD$)	Dec 31, 2011	(Number of Years)	(CAD$)

$0.74	325,000	0.07	$0.74	325,000	0.07	$0.74
$0.54	1,065,000	0.46	$0.54	1,065,000	0.46	$0.54
$0.46	750,000	0.74	$0.46	750,000	0.74	$0.46
$0.29	1,730,000	1.37	$0.29	1,730,000	1.37	$0.29
$0.11	1,540,000	2.54	$0.11	1,540,000	2.54	$0.11
$0.10	2,520,000	3.69	$0.10	1,448,000	3.69	$0.10
$0.135	2,185,000	4.51	$0.135	409,000	4.51	$0.135
	10,115,000	2.62	$0.24	7,267,000	2.00	$0.28

During the year ended December 31, 2011, the Company recognized share-based payments of $241,000 (2010 - $143,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the period.  Share-based payments are segregated between directors and officers, employees and consultants as follows:

	2011	2010

Directors and officers	$225	$133
Employees	16	10

	$241	$143

13.           Share Capital     (continued)

(c)           Stock option plan:     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
 Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2011	2010

Number of stock options granted	2,220,000	2,740,000
Fair value of stock options granted (CAD$)	$0.11	$0.08

Market price of shares on grant date (CAD$)	$0.14	$0.10
Pre-vest forfeiture rate	1.43%	0.73%
Risk-free interest rate	2.22%	2.16%
Expected dividend yield	0%	0%
Expected stock price volatility	108%	105%
Expected option life in years	4.86	4.87

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

Stock options granted in 2011 and 2010 are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Stock options for 325,000 common shares expired unexercised in January 2012 and stock options for 220,000 common shares were exercised in March 2012.

In March 2012, the Company granted 1,400,000 stock options with an exercise price of CAD$0.10 and which are exercisable for a period of up to one year and are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

(d)           Warrants:

At December 31, 2011, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	December 31, 2011

$0.15	April 22, 2011	39,410	-	(31,675)	(7,735)	-
$0.15	October 22, 2011	202,160	-	-	(202,160)	-
$0.15	April 22, 2011	2,319,140	-	(1,185,975)	(1,133,165)	-
$0.165	May 9, 2011	128,410	-	(96,000)	(32,410)	-
$0.22	June 13, 2012	4,250,000	-	-	-	4,250,000

		6,939,120	-	(1,313,650)	(1,375,470)	4,250,000

13.           Share Capital     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
 Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(d)           Warrants:     (continued)

At December 31, 2010, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	December 31, 2010

$0.15	June 1, 2010	500,000	-	-	(500,000)	-
$0.15	April 22, 2011	39,410	-	-	-	39,410
$0.15	October 22, 2011	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,568,140	-	(249,000)	-	2,319,140
$0.165	May 9, 2011	154,410	-	(26,000)	-	128,410
$0.220	June 13, 2012	-	4,250,000	-	-	4,250,000

		3,464,120	4,250,000	(275,000)	(500,000)	6,939,120
(e)           Common shares reserved for issuance at December 31, 2011:

Number of Shares

Stock options (Note 13(c))	10,115,000
Warrants (Note 13(d))	4,250,000

Balance, December 31, 2011	14,365,000

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

14.           General and Administrative

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
 Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2011	2010

General and Administrative:
Accounting and audit	$71	$69
Legal	80	62
Office and sundry	93	121
Regulatory	52	56
	$296	$308

15.           Related Party Transactions

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during 2011 and 2010:

			Net balance receivable (payable)
	Years ended December 31,		as at December 31,
	2011	2010	2011	2010

Key management compensation:
Executive salaries and remuneration	$473	$291	$(14)	$-
Directors fees	40	39	(146)	(109)
Share-based payments	212	116	-	-
	$725	$446	$(160)	$(109)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner	$72	$71	$83	$62

Net office, sundry, rent and salary allocations recovered from (incurred to) company(s) sharing certain common director(s)	$55	$88	$16	$(4)

The above transactions are incurred in the normal course of business.

16.           Segment Disclosures

Canarc Resource Corp.
Form 20-F

CANARC RESOURCE CORP. Notes to the Consolidated Financial Statements Years ended December 31, 2011 and 2010 (tabular dollar amounts expressed in thousands

The Company has one operating segment, being mineral exploration, with assets located in Canada, as follows:

	2011			2010
	Canada	U.S.A.	Total	Canada	U.S.A.	Total

Mineral property interests	$12,910	$-	$12,910	$12,724	$-	$12,724
Deposit on asset acquisition	-	-	-	-	300	300
Equipment	7	-	7	10	-	10
Total assets	13,239	-	13,239	13,600	300	13,900

17.           Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2011	2010

Loss for the year	$(1,210)	$(1,489)
Canadian statutory tax rate	26.5%	28.5%

Income tax benefit computed at statutory rates	$(321)	$(424)
Temporary differences	17	(74)
Items non-deductible for income tax purposes	70	238
Benefits of tax attributes and other items	14	398
Unused tax losses and tax offsets not recognized in tax asset	206	26
Effect of change in tax rate	13	37
Effect of foreign exchange	-	(294)

Deferred income tax recovery	$(1)	$(93)

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18.0% to 16.5% and the British Columbia provincial tax rate decreased from 10.5% to 10.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.5% to 26.5%.

17.           Deferred Income Taxes     (continued)

Canarc Resource Corp.
Form 20-F

CANARC RESOURCE CORP. Notes to the Consolidated Financial Statements Years ended December 31, 2011 and 2010 (tabular dollar amounts expressed in thousands

(b)
The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2011, December 31, 2010 and January 1, 2010 are presented below:

	December 31,	December 31,	January 1,
	2011	2010	2010

Deferred tax assets
Capital losses carried forward	$7	$-	$-
Tax value over book value of equipment	101	102	-
Deferred tax assets	108	102	-

Deferred tax liabilities
Book value over tax value of marketable securities	(7)	-	-
Book value over tax value of mineral properties	(101)	(102)	-
Deferred tax liabilities	(108)	(102)

Net deferred tax assets	$-	$-	$-

(c)
The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,	December 31,	January 1,
	2011	2010	2010

Non-capital losses	$7,455	$6,746	$6,512
Capital losses	20	49	46
Share issue costs	70	99	213
Tax value over book value of mineral properties	716	732	480
Tax value over book value of equipment	1,226	1,256	1,526
Unrecognized deductible temporary differences	$9,487	$8,882	$8,777

17.           Deferred Income Taxes     (continued)

Canarc Resource Corp.
Form 20-F

CANARC RESOURCE CORP. Notes to the Consolidated Financial Statements Years ended December 31, 2011 and 2010 (tabular dollar amounts expressed in thousands

As at December 31, 2011, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2014	$705
2015	86
2026	766
2027	1,690
2028	774
2029	1,645
2030	932
2031	857

$7,455

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures as defined pursuant to Canadian income tax legislation.  In 2011, the Company expended funds of CAD$Nil (2010 – CAD $4,761) in mineral exploration expenditures from the private placement of flow-through shares in 2009.

18.           Transition to IFRS

Canarc Resource Corp.
Form 20-F

CANARC RESOURCE CORP. Notes to the Consolidated Financial Statements Years ended December 31, 2011 and 2010 (tabular dollar amounts expressed in thousands

The accounting policies as disclosed in Note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS balance sheet at January 1, 2010 (the Company’s date of transition).

(a)           IFRS 1:

In preparing the consolidated financial statements, the Company has applied IFRS 1 which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.  The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:

(i)           Business combinations:

The Company has elected to apply IFRS 3 Business Combinations, prospectively to business combinations that occur after the date of transition.  The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

(ii)           Share-based payments:

The Company elected to not apply IFRS 2 Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS.  As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that are not fully vested at January 1, 2010.

18.           Transition to IFRS     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(b)           Adjustments on transition to IFRS:

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However, there are important differences with regard to recognition, measurement and disclosure.  Although adoption of IFRS did not change the Company’s actual cash flows, it did result in changes to the Company’s statements of financial position, statements of comprehensive loss and statements of shareholders’ equity as set out below:

(i)	Warrants:

Under Canadian GAAP, the Company classified warrants which were exercisable in Canadian dollars to purchase common shares (a currency other than the Company’s functional currency) as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares at an exercise price which is stated in a currency other than the Company’s functional currency are considered derivative financial liabilities.  The exercise price is fixed in Canadian dollars but the Company’s functional currency prior to January 1, 2011 was the U.S. dollar, resulting in a variable amount of cash when the warrants are exercised.  Such warrants are required to be measured and recognized at fair value with changes to initial recognition charged to operations.  The Company has determined fair value using the Black-Scholes option pricing model.  Effective January 1, 2011, the Company’s functional currency changed from U.S. dollars to Canadian dollar, and therefore no further derivative liability was recognized for its warrants.

(ii)	Share-based payments:

Under Canadian GAAP, the Company accounts for forfeitures of stock option as they occur.  For IFRS, estimates of forfeitures are initially recognized when stock options are granted and subsequently adjusted for actual forfeitures as they occur.  The Company has recognized vesting of stock options on an accelerated grading basis which is similar to IFRS.

Under Canadian GAAP, expired unexercised stock options remained in contributed surplus.  On transition to IFRS, the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts included in the reserve for share-based payments for expired unexercised stock options are transferred from the reserve for share-based payments to deficit.

(iii)	Income tax:

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate, whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non-monetary accounting basis to the tax basis converted at the current exchange rate.  Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax.  The Company’s adjustments for this difference primarily relate to its mineral properties which were maintained in Canadian dollars while the Company’s functional currency prior to January 1, 2011 was the United States dollar.

18.           Transition to IFRS     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(c)	Reconciliation from Canadian GAAP to IFRS:

A reconciliation of the above noted changes is included in these following consolidated statements of financial position and consolidated statements of comprehensive loss for the dates noted below.  The effects of transition from Canadian GAAP to IFRS on the cash flow are not material;  therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position – January 1, 2010

Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2010

18.           Transition to IFRS     (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(c)	Reconciliation from Canadian GAAP to IFRS: (continued)

(i)	The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

ASSETS

CURRENT ASSETS
Cash		$155	$—	$155
Receivables and prepaids		193	193
Royalty receivable - current portion		50	50
Total Current Assets		398	—	398
NON-CURRENT ASSETS
Mineral properties		12,626	12,626
Equipment		2	2
Royalty receivable - long-term portion		46	46
Long-term investments		143	143
Total Non-Current Assets		12,817	—	12,817
Total Assets		$13,215	$—	$13,215

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
Accounts payable and accrued liabilities		$607	$—	$607
Notes payable		63	63
Flow-through obligation		377	377
Derivative liability for warrants	18(b)(i)	—	193	193
Total Current Liabilities		1,047	193	1,240

SHAREHOLDERS' EQUITY
Share capital		56,436	56,436
Contributed surplus	18(b(ii)	2,354	(2,354)	—
Reserve for share-based payments	18(b(ii)	—	1,316	1,316
Deficit	18(b(i and (ii)	(46,622)	845	(45,777)
Total Shareholders' Equity		12,168	(193)	11,975
Total Liabilities and Shareholders' Equity		$13,215	$—	$13,215

18.           Transition to IFRS     (continued)

(c)	Reconciliation from Canadian GAAP to IFRS: (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(ii)	The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		December 31, 2010
		Canadian	Effect of Transition
	Notes	GAAP	to IFRS	IFRS

ASSETS

CURRENT ASSETS
Cash		$592	$-	$592
Receivables and prepaids		105		105
Marketable securities		25		25
Royalty receivable - current portion		50		50
Total Current Assets		772	-	772
NON-CURRENT ASSETS
Mineral properties		12,724		12,724
Deposit on asset acquisition		300		300
Equipment		10		10
Royalty receivable - long-term portion		-		-
Long-term investments		94		94
Total Non-Current Assets		13,128	-	13,128
Total Assets		$13,900	$-	$13,900

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
Accounts payable and accrued liabilities		$532	$-	$532
Notes payable		81		81
Flow-through obligation		226		226
Derivative liability for warrants	18(b)(i)	-	1,082	1,082
Total Current Liabilities		839	1,082	1,921
Future income tax liability	18(b)(iii)	120	(120)	-
Total Liabilities		959	962	1,921

SHAREHOLDERS' EQUITY
Share capital	18(b)	57,660	25	57,685
Contributed surplus	18(b)(ii)	2,483	(2,483)	-
Accumulated other comprehensive income		10		10
Reserve for share-based payments	18(b)(ii)	-	1,259	1,259
Deficit	18(b)	(47,212)	237	(46,975)
Total Shareholders' Equity		12,941	(962)	11,979
Total Liabilities and Shareholders' Equity		$13,900	$-	$13,900

18.           Transition to IFRS     (continued)

(c)	Reconciliation from Canadian GAAP to IFRS: (continued)

Canarc Resource Corp.
Form 20-F

CANARC  RESOURCE  CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(iii)	The Canadian GAAP consolidated statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses:
Amortization		$1	$—	$1
Corporate development		12	12
Employee and director remuneration		383	383
Foreign exchange loss		43	43
General and administrative		308	308
Shareholder relations		62	62
Share-based payments	18(b(ii)	130	13	143

Loss before the undernoted		(939)	(13)	(952)

Gain on disposition of long-term investment		257	257
Accretion of royalty receivable		4	4
Write-off of equipment		(1)	(1)
Unrealized loss from derivative liability for warrants	18(b(i)	—	(913)	(913)
Due diligence costs on asset acquisition		(20)	(20)
Interest expense		(14)	(14)
Flow-through financing costs		150	150

Loss before income tax		(563)	(926)	(1,489)

Future income tax expense	18(b(iii)	(27)	120	93

Net loss for the year		(590)	(806)	(1,396)

Other comprehensive (loss) income:
Unrealized gain on available-for-sale securities		10	10

Comprehensive loss for the year		$(580)	$(806)	$(1,386)

Basic and diluted loss per share		$(0.01)	$(0.02)

Weighted average number of common shares outstanding		82,446,825		82,446,825

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

1.
The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke

Vancouver, Canada May 14, 2012	Bradford Cooke Chairman and Chief Executive Officer

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

1.
The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));  and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee

Vancouver, Canada May 14, 2012		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

Canarc Resource Corp.
Form 20-F