Form 20-F
period 2012-12-31
CANARC RESOURCE CORP
filed 2013-04-12
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2012
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

Philip Yee, Chief Financial Officer, Phone: (604) 685-9700, Fax: (604) 685-9744, e-mail: philip@canarc.net

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 110,242,171 common shares as at December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

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

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                               International Financial Reporting Standards as issued                            Other ☐

                                                    by the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:                                                                                                                       Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                                                                     Yes ☐ No ☑

TABLE OF CONTENTS

PART I			8
ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3.		KEY INFORMATION	8
3	.A	Selected Financial Data	8
3	.B	Capitalization and Indebtedness	11
3	.C	Reasons for the Offer and Use of Proceeds	11
3	.D	Risk Factors	11
ITEM 4.		INFORMATION ON THE COMPANY	22
4	.A	History and Development of the Company	23
4	.B	Business Overview	28
4	.C	Organizational Structure	30
4	.D	Property, Plants and Equipment	31
ITEM 4A. UNRESOLVED STAFF COMMENTS			44
ITEM 5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
5	.A	Operating Results	45
5	.B	Liquidity and Capital Resources	52
5	.C	Research and Development, Patents and Licenses, etc	57
5	.D	Trend Information	57
5	.E	Off-Balance Sheet Arrangements	57
5	.F	Tabular Disclosure of Contractual Obligations	58
5	.G	Safe Harbor	59
ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60

6	.A	Directors and Senior Management	60
6	.B	Compensation	64
6	.C	Board Practices	72
6	.D	Employees	76
6	.E	Share Ownership	76
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS			83
7	.A	Major Shareholders	83
7	.B	Related Party Transactions	85
7	.C	Interests of Experts and Counsel	88
ITEM 8. FINANCIAL INFORMATION			88
8	.A	Consolidated Statements and Other Financial Information	88
8	.B	Significant Changes	91
ITEM 9. THE OFFER AND LISTING			91
9	.A	Offer and Listing Details	91
9	.B	Plan of Distribution	93
9	.C	Markets	93
9	.D	Selling Shareholders	94
9	.E	Dilution	94
9	.F	Expenses of the Issue	94
ITEM 10. ADDITIONAL INFORMATION			94
10	.A	Share Capital	94
10	.B	Notice of Articles and Articles of Association	95
10	.C	Material Contracts	103
10	.D	Exchange Controls	104
10.E Taxation			105
10	.F	Dividends and Paying Agents	112

10	.G	Statement by Experts	112
10	.H	Documents on Display	113
10	.I	Subsidiary Information	113
ITEM 11.		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	113
ITEM 12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	114
PART II			115
ITEM 13.		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	115
ITEM 14.		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	115
ITEM 15.		CONTROLS AND PROCEDURES	115
ITEM 16.		AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	117
16	.A	Audit Committee Financial Expert	118
16	.B	Code of Ethics	118
16	.C	Principal Accountant Fees and Services	119
16	.D	Exemptions from the Listing Standards for Audit Committees	120
16	.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers	120
16	.F	Change in Registrant’s Certifying Accountant	120
16	.G	Corporate Governance	121
16	.H	Mine Safety Disclosure	121
PART III			122
ITEM 17.		FINANCIAL STATEMENTS	122
ITEM 18.		FINANCIAL STATEMENTS	122
ITEM 19.		EXHIBITS	122

CAUTION – FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Registrant’s anticipated results and developments in the Registrant’s operations in future periods, planned exploration and development of its mineral property interests, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our exploration and development activities;
•	risks related to the financing needs of our planned operations;
•	risks related to estimates of mineral deposits, resources and reserves;
•	risks related to fluctuations in mineral prices;
•	risks related to the titles of our mineral property interests;
•	risks related to competition in the mineral exploration and mining industry;
•	risks related to potential conflicts of interest with our officers and directors;
•	risks related to environmental and regulatory requirements;
•	risks related to foreign currency fluctuations;
•	risks related to our possible status as a passive foreign investment company;
•	risks related to the volatility of our common stock; and
•	risks related to the possible dilution of our common stock.

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

1 Canarc Resource Corp. Form 20-F

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
Banka drilling - a hand operated drill specifically designed for sampling alluvial deposits. The drill rods (10‑12 centimetres in diameter) are forced into the gravel and then the core sample is extracted from the rods.
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
2 Canarc Resource Corp. Form 20-F

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
greenstone - a field term for any compact dark‑green altered or metamorphosed basic igneous rock that owes its colour to green minerals such as chlorite, actinolite or epidote.
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
3 Canarc Resource Corp. Form 20-F

measured resource - means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mesothermal – used to describe hydrothermal mineral deposits, typically in veins, formed at higher temperatures and pressures deeper than 1 km of the earth’s surface.
mineral reserve - means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
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
professional association, - for the purposes of the definition of a Qualified Person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that (a) has been given authority or recognition by statute; (b) admits members primarily on the basis of their academic qualifications and experience; (c) requires compliance with the professional standards of competence and ethics established by the organization; and (d) has disciplinary powers, including the power to suspend or expel a member.
prospect – an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria
4 Canarc Resource Corp. Form 20-F

proven reserve - means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
pyrite – an ore mineral of iron and sulphur.
Qualified Person - means an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.
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
5 Canarc Resource Corp. Form 20-F

winze – an internal shaft in an underground mine.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	1 pound	= 0.4535 kilogram
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

6 Canarc Resource Corp. Form 20-F

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

7 Canarc Resource Corp. Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The following financial information (stated in United States dollars) with respect to the last three fiscal years ended December 31, 2012, 2011 and 2010 have been derived from Canarc’s audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). International Financial Reporting Standards 1 – First-time Adoption of International Financial Reporting (“IFRS 1”) has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated. The consolidated financial statements are set out and included in Item 18 of this annual report on Form 20-F.

The selected financial information for the fiscal years ended December 31, 2009 and 2008 have been prepared in accordance to Canadian generally accepted accounting principles (“Canadian GAAP”).

8 Canarc Resource Corp. Form 20-F

As at and for the years ended December 31
Selected Financial Information		IFRS			Canadian GAAP
(stated in thousands of U.S. dollars, except per share amounts)		2012	2011	2010	2009	2008

(a)	Total revenues (1)	$ -	$ -	$ -	$ -	$ -

(b)	Other incomes (2)	$ 77	$ -	$ -	$ -	$ -

(c)	Income (loss) before extraordinary items:
	(i) Total	$ (1,206)	$ (1,209)	$ (1,396)	$ (1,579)	$ (6,963)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.10)

(d)	Net income (loss):
	(i) Total	$ (1,206)	$ (1,209)	$ (1,396)	$ (1,579)	$ (6,963)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.10)
	(iii) Diluted earnings (loss) per share:	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.10)

(e)	Total assets	$ 13,983	$ 13,277	$ 13,900	$ 13,167	$ 12,829

(f)	Total long-term debt (3)	$ -	$ -	$ -	$ -	$ -

(g)	Shareholders' equity (net assets)	$ 13,054	$ 12,470	$ 11,979	$ 12,168	$ 12,523

(h)	Dividends per shares (4)	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	136,945,171	108,461,171	107,335,010	94,248,775	81,433,505
	Number of common shares	110,242,171	94,096,171	90,985,890	81,969,655	72,704,505

(1)	Canarc has no sources of operating revenues.

(2)	Other income includes gains from the disposition of marketable securities and investment and other income.
9 Canarc Resource Corp. Form 20-F

(3)	Canarc has no preferred shares.

(4)	On June 25, 2008, Canarc did close a Plan of Arrangement (the “Arrangement”) with Caza Gold Corp. (“Caza”) whereby approximately 83% of Canarc’s interest in Caza was distributed to the shareholders of Canarc.

The Company is involved with mineral exploration and does not have any sources of operating revenues.

On April 5, 2013, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.0164.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
October	2012	0.9896	0.9846
November	2012	0.9991	0.9951
December	2012	0.9913	0.9882
January	2013	0.9942	0.9903
February	2013	1.0119	1.0076
March	2013	1.0343	1.0145

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

10 Canarc Resource Corp. Form 20-F

2008	1.3008	0.9711	1.0660	1.2180
2009	1.3066	1.0251	1.1420	1.0510
2010	1.0848	0.9931	1.0299	0.9946
2011	1.0658	0.9407	0.9891	1.0170
2012	1.0443	0.9642	0.9996	0.9949

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

Risks Related to the Registrant’s Business

The Registrant’s exploration activities may not be commercially successful, which could lead it to abandon its plans to develop its mineral property interests and its investments in exploration and there is no assurance given by the Registrant that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

11 Canarc Resource Corp. Form 20-F

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Registrant’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave‑ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Registrant has relied and may continue to rely upon consultants and others for construction and operating expertise. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, the Registrant may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Registrant’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Registrant to apply for an exploitation concession. There can be no guarantee that such a concession will be granted.

The Registrant’s planned operations will require future financing and there is no assurance given by the Registrant that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Registrant does not presently have sufficient financial resources or operating cash flows to undertake by itself all of its planned exploration and development programs. The development of the Registrant’s mineral property interests may therefore depend on the Registrant’s joint venture partners, if any, and on the Registrant’s ability to obtain additional required financing. There is no assurance the Registrant will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its mineral property interests as disclosed herein. In addition, the Registrant does not have sufficient experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

12 Canarc Resource Corp. Form 20-F

As noted in its audited consolidated financial statements for the year ended December 31, 2012, the Registrant has no operating revenues, has incurred significant operating losses and has an accumulated deficit of approximately $47.5 million at December 31, 2012. Furthermore, the Registrant has working capital deficiency of approximately $589,000 as at December 31, 2012, and lack sufficient funds to achieve the Registrant’s planned business objectives. The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2012 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Registrant’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The figures for the Registrant’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Registrant that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on‑site conditions. Material changes in mineralized tonnages, grades, stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris project may adversely affect the economic recovery of gold from mining operations.

Changes in the market price of gold, silver and other metals, which in the past have fluctuated widely, will affect the profitability of the Registrant’s planned operations and financial condition and there is no assurance given by the Registrant that mineral prices will not change.

13 Canarc Resource Corp. Form 20-F

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

There is no assurance given by the Registrant that it owns legal title to its mineral property interests.

The acquisition of title to mineral property interests is a very detailed and time‑consuming process. Title to any of the Registrant’s mining concessions may come under dispute. While the Registrant has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Registrant has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Registrant’s mineral property interests. The mineral property interests may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Registrant’s mineral property interests are located. To the best of the knowledge of the Registrant, although the Registrant understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga’a Tribal Council (which may encompass the Eskay Creek property), no legal actions have been formally served on the Registrant to date asserting such rights with respect to mining properties in which the Registrant has an interest.

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

14 Canarc Resource Corp. Form 20-F

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

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In particular, Bradford Cooke, a Director of the Registrant, is also a Director of Aztec Metals Corp. (“Aztec”), Caza Gold Corp. (“Caza”) and Endeavour Silver Corp. (“Endeavour”), companies in which the Registrant previously owned or currently owns shares. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant. In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

The Registrant does not insure against all risks which we may be subject to in our planned operations and there is no assurance given by the Registrant that it is adequately insured against all risks.

15 Canarc Resource Corp. Form 20-F

The Registrant may become subject to liability for cave‑ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

The Registrant is subject to significant governmental and environmental regulations and there is no assurance given by the Registrant that it has met all environmental or regulatory requirements.

The current or future operations of the Registrant, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Registrant to commence production on its various mineral property interests will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Registrant has interests and there can be no assurance that the Registrant will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

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

As a prior holder of an interest in a U.S. mineral property, the Registrant may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”). CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment. CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off‑site facility from which a release has occurred or is threatened. Under CERCLA’s strict joint and several liability provisions, the Registrant could potentially be liable for all remedial costs associated with property that it owned or operated regardless of whether the Registrant’s activities are the actual cause of the release of hazardous substances. Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources. The Registrant’s one prior property was located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings). Releases from such facilities or from any of the Registrant’s prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs. In addition, off‑site disposal of hazardous substances, including hazardous mining wastes, may subject the Registrant to CERCLA liability. The Registrant’s prior U.S. property is not, to the Registrant’s knowledge, currently listed or proposed for listing on the National Priority List and the Registrant is not aware of pending or threatened CERCLA litigation which names the Registrant as a defendant or concerns any of its prior U.S. properties or operations. The Registrant cannot predict the potential for future CERCLA liability with respect to its prior U.S. property, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its prior property.

16 Canarc Resource Corp. Form 20-F

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

Mining involves various types of risks and hazards, including:

•	environmental hazards,
•	power outages,
•	metallurgical and other processing problems,
•	unusual or unexpected geological formations,
17 Canarc Resource Corp. Form 20-F

•	structural cave-ins or slides,
•	flooding, fire, explosions, cave-ins, landslides and rock-bursts,
•	inability to obtain suitable or adequate machinery, equipment or labour,
•	metals losses, and
•	periodic interruptions due to inclement or hazardous weather conditions.

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

18 Canarc Resource Corp. Form 20-F

Fluctuations in foreign currency exchange rates may adversely affect the Registrant’s future profitability.

In addition to CAD dollar currency accounts, the Registrant maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Registrant’s mineral property interests and related contracts may be denominated in U.S. dollars. Accordingly, the Registrant may take some steps to reduce its risk to foreign currency fluctuations. However, the Registrant’s operations in countries other than Canada are normally carried out in the currency of that country and make the Registrant subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results. In addition future contracts may not be denominated in U.S. dollars and may expose the Registrant to foreign currency fluctuations and such fluctuations may materially affect the Registrant’s financial position and results. In addition, the Registrant is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its mineral property interests outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Registrant holds property interests and future impositions of such restrictions could have a materially adverse effect on the Registrant’s future profitability or ability to pay dividends.

The Registrant is reliant on third parties.

The Registrant’s rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only a property option to acquire such properties. As a result, the Registrant may have no direct contractual relationship with the underlying property holder.

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

19 Canarc Resource Corp. Form 20-F

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

20 Canarc Resource Corp. Form 20-F

Risks Related to the Registrant’s Common Shares

The volatility of the Registrant’s common shares could cause investor loss.

The market price of a publicly traded stock, especially a junior resource issuer like Canarc, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange (the “TSX”) and NASD-OTC suggests that Canarc’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Canarc’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Canarc’s shares.

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

21 Canarc Resource Corp. Form 20-F

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

At December 31, 2012, the Company had 110,242,171 common shares and 9,999,000 outstanding share purchase options and 16,704,000 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2012, securities that could be dilutive represented approximately 24.22% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the December 31, 2012 closing market price of CAD$0.13 for the Company’s shares, which would not accordingly result in dilution to existing shareholders if exercised.

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

22 Canarc Resource Corp. Form 20-F

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

23 Canarc Resource Corp. Form 20-F

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

In its consolidated financial statements prepared in accordance with IFRS, the Registrant has capitalized costs, net of recoveries and write-downs, of approximately $13.5 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2012 and are summarized as follows for the past two fiscal years:

		2012			2011
	Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$ 3,905	$ 8,643	$ 12,548	$ 3,900	$ 8,285	$ 12,185
Windfall Hills	210	117	327	67	106	173
Devil's Thumb (1)	-	-	-	6	15	21

Yukon (Canada):
Tay-LP	174	495	669	146	423	569

	$ 4,289	$ 9,255	$ 13,544	$ 4,119	$ 8,829	$ 12,948

24 Canarc Resource Corp. Form 20-F

(1) Devils’ Thumb was written off in September 2012.

Further information and details regarding Canarc’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2012 and to the date of this Form 20-F, the Registrant had been engaged in exploration and development of precious metal projects in Canada. The major events in the development of the Registrant’s business over the last three years are set out below. Information and details regarding the Registrant’s properties are provided in Item 4.D.

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

25 Canarc Resource Corp. Form 20-F

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

Strategic Mine Acquisition Partnership with Canford Capital Inc. (“Canford”)

In late September 2012, Canarc granted Canford a 120-day period of exclusivity to complete its due diligence and to execute a property option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. Canarc will be the manager of the project during the property option period. In February 2013, Canarc entered into a Strategic Mine Acquisition Partnership (“SMAP”) with Canford for the purpose of acquiring, expanding and operating gold mines in North America (the “Acquisition Opportunities”). The main parameters of the SMAP agreement are as follows:

(1)	Canarc will be the manager of the SMAP, and will identify and evaluate each Acquisition Opportunity including the timing and capital required;
(2)	Once Canarc and Canford agree to pursue a particular Acquisition Opportunity, Canarc will complete the due diligence on behalf of the SMAP and Canford will then arrange 100% of the debt financing required by the SMAP;
(3)	Upon closing each Acquisition Opportunity, Canford will own a 51% interest and Canarc will own a 49% interest therein until the debt financing is repaid in full;
(4)	Upon repayment of the debt financing, Canarc will then own a 51% interest and Canford will own a 49% interest therein;
(5)	Canford will exercise its warrants for 5.65 million common shares of Canarc with an exercise price of CAD$0.15 for total proceeds of CAD$847,500, on the date of closing of the first Acquisition Opportunity; and
(6)	Canarc will grant Canford a further 60 day period of exclusivity to execute a property option agreement to earn up to a 51% interest in the New Polaris gold mine project in return for up to a CAD$30 million investment in exploration and development, as previously agreed, on the date of closing of the first Acquisition Opportunity.

This Agreement will be binding upon both Canarc and Canford until it is replaced by a more formal Strategic Joint Venture Partnership Agreement. Canarc and Canford agree to use their respective commercially reasonable best efforts to complete a more formal Strategic Mine Acquisition Partnership Agreement on or before March 1, 2013. In March 2013, no formal SMAP agreement was executed, and Canford had not yet been able to commit or arrange financing for the proposed property option and joint venture to develop the New Polaris gold project nor for the SMAP to acquire operating gold mines in North America. The Company continues to pursue alternative sources of financing for the New Polaris project and for the acquisition of operating gold mines.

Others

26 Canarc Resource Corp. Form 20-F

On December 13, 2010, the Company closed a private placement for 8.5 million units at CAD$0.15 per unit for gross proceeds of CAD$1,275,000. Each unit was comprised of one common share and one-half of a share purchase warrant; each whole share purchase warrant is exercisable to acquire one common share at CAD$0.22 until June 13, 2012, which expired unexercised.

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia, collectively known as the Windfall Hills property. The Company can acquire a 100% interest in the Atna and Dunn properties. These property option agreements were amended in March 2012. Item 4.D provides further details.

In May 2011, the Company staked three gold properties, Devils’ Thumb property, totalling 17,175 hectares northeast of its Windfall Hills properties in central British Columbia, which was written off in September 2012.

On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at CAD$0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry. Canford is the sole subscriber in the private placement and became an insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of the Company at that time. As at April 5, 2013, Canford owned 11,900,000 common shares of the Company representing a 10.55% interest in the Company. Item 5.B provides further details.

The Company arranged demand loans of $200,380 from certain directors and an officer of the Company in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In October 2012, the Company repaid $212,550 in principal amounts of notes payable. Then in December 2012, the Company repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans including demand loans of $53,490 which were received in May 2009 which bore an interest rate of 12% and a loan bonus of 12%.

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totalling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. Item 5.B provides further details.

27 Canarc Resource Corp. Form 20-F

4.B Business Overview

Nature of operations and principal activities

The Registrant’s principal business activities are the acquisition, exploration and development of mineral resource property interests. The Registrant is in the process of exploring and developing its mineral property interests and has not yet determined whether these mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of the Registrant to arrange appropriate financing to complete further work on its mineral property interests, confirmation of the Registrant’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on the Registrant’s mineral property interests or proceeds from the disposition thereof. The Registrant has incurred significant operating losses and currently has no operating revenues. The Registrant has financed its activities principally by the issuance of equity securities. The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations to fund its operations.

The Registrant and its management group have in the past been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada, U.S.A., and Central and South America. Starting with grass roots exploration prospects, it progressed to more advanced properties. To date, the Registrant has not received any revenues from its mineral property interests. The Registrant plans to continue exploring and developing its mineral property interests and, if appropriate, the Registrant intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its mineral property interests. The Registrant seeks to identify properties with significant potential and to acquire those properties on the basis of a property option agreement relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant’s mineral property interests. Items 3.D and 4.A provide further details.

Further information and details regarding the Registrant’s properties are provided in Item 4.D.

Sales and revenue distribution, sources and availability of raw materials, and marketing channels

As of the date of this annual report, the Registrant has not generated any operating revenues from its mineral property interests.

28 Canarc Resource Corp. Form 20-F

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

Trends

The cumulative annual average for gold prices did increase from $1,225 in 2010 to $1,572 in 2011 and then to $1,669 in 2012 and closing at $1,568 on April 5, 2013. Gold prices did not achieve new highs in 2012 relative to 2011. In November 2010, prices reached an annual high of $1,421 and then $1,895 in September 2011 but only achieved an annual high of $1,792 in October 2012. The high for 2013 was on January 2, 2013 at $1,694 which is lower than the annual highs in 2012 and 2011.

During the same period from January 2010 to December 2012, the closing market price for the Registrant’s shares decreased from CAD$0.15 to CAD$0.13 – a decrease of 13%, and the high of CAD$0.30 was in January 2011. On April 5, 2013, the closing market share price was CAD$0.12. The lack of financing and a joint venture partner to advance the New Polaris gold project contributed to the ongoing weaknesses in the market price of the Registrant’s shares although the liquidity and market price of its shares were heightened during the exclusivity period with Canford from September 2012 to early March 2013. Management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc’s mineral property interests, and also to evaluate and consider new acquisitions in the gold arena.

29 Canarc Resource Corp. Form 20-F

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

New Polaris Gold Mines Ltd. (“New Polaris”) (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly‑owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc. The Registrant owns 100% of the issued and outstanding shares.

30 Canarc Resource Corp. Form 20-F

4.D Property, Plants and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2012):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,905,000	$8,643,000	$12,548,000
Tay-LP (4)	Yukon, Canada	100.00%	$174,000	$495,000	$669,000
Windfall Hills	BC, Canada	100.00%	$210,000	$117,000	$327,000
Eskay Creek	BC, Canada	33.33%	$0	$0	$0

¹ Subject to any royalties or other interests as disclosed below.

² Previously known as “Polaris-Taku”.

3 Net of recoveries and write-downs.

[4]	On March 22, 2010, Canarc entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of Canarc’s interest in the Tay-LP property. In March 2011, Cap-Ex terminated its option agreement with the Company. Item 4.D provides further details.

NOTE: All references to U.S.$ unless otherwise noted. See below for further details on each property.

The following is a more detailed description of the mineral properties listed above in which the Registrant has an interest.

Material Mineral Projects

31 Canarc Resource Corp. Form 20-F

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

32 Canarc Resource Corp. Form 20-F

In 2007, Canarc completed a pre-feasibility program for the New Polaris gold mine project, including dewatering of the underground mine workings, mapping and sampling of the lower mine levels, optimizing metallurgical recoveries, continuing site-related environmental studies, developing a conceptual mine plan and completing a preliminary economic assessment for the project. No additional work is being carried out at this time as Canarc is seeking a strategic partner to advance the project to final feasibility and, if positive, to production, subject to financing.

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
33 Canarc Resource Corp. Form 20-F

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

34 Canarc Resource Corp. Form 20-F

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

35 Canarc Resource Corp. Form 20-F

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

36 Canarc Resource Corp. Form 20-F

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

37 Canarc Resource Corp. Form 20-F

Efforts had commenced on the application for an underground development and exploration program at the New Polaris project in 2011 which was halted in February 2012, due to the lack of financial resources.

In July 2012 Canarc significantly reduced the estimated cost of the proposed work program to complete a feasibility study for commercial development of the New Polaris project from CAD$26 million to approximately CAD$9 million. Canarc previously planned a CAD$26 million work program which included underground mine development in order to complete a feasibility study for the project. Under the revised program, the underground mine development work will be deferred to the post-feasibility mine development program. Instead, Canarc plans to carry out an additional 15,000 meters of infill core drilling in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility. About CAD$4 million of the CAD$9 million revised cost is related to drilling and the balance is related to permitting and engineering. The proposed work program to complete a feasibility study is subject to securing a partner for the project and/or financing.

In late September 2012, Canarc granted Canford a 120-day period of exclusivity to complete its due diligence and to execute an option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. Canarc will be the manager of the project during the option period. Pursuant to an agreement to form a SMAP dated February 1, 2013, Canarc shall grant Canford a further 60-day period of exclusivity on the date on which Canarc closes an acquisition opportunity subject to the execution of a formal SMAP agreement on or before March 1, 2013. However, in March 2013, no formal SMAP agreement was executed, and Canford was not able to commit or arrange financing for the proposed option and joint venture to develop the New Polaris gold project. Canarc continues to pursue alternative sources of financing and joint venture partner for the New Polaris project.

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101 unless otherwise stated. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

Tay-LP Property, Yukon, Canada

38 Canarc Resource Corp. Form 20-F

On August 24, 2009, Canarc entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period, which can occur in two stages. In the first stage, Canarc can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period. In the second stage, Canarc can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at Canarc’s discretion and spending CAD$600,000 on exploration by the third year. If Canarc does not proceed with the second stage, then a joint venture would be formed. Canarc shall pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement is subject to net smelter returns (“NSR”) totalling 3% which can be reduced to 1.5% by payments totalling $1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, Canarc shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of Canarc and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

On September 3, 2011, Canarc and Ross River amended the property option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

In October 2012, Canarc amended the property option agreement by extending the due date for the cash payment of CAD$25,000 from October 31, 2012 to December 15, 2012 (paid); exploration expenditures of CAD$500,000 for a 51% interest which were due on October 31, 2012 were increased to CAD$700,000 and its due date extended to December 15, 2013; the due date of October 31, 2013 for both the payment of CAD$850,000 in cash or that number in common shares and exploration expenditures of CAD$600,000 for the remaining 49% interest was extended to December 15, 2014. Also the due date for annual advance NSR royalty payments of CAD$25,000 or that number of common shares was extended from October 31, 2012 to December 15, 2012 and for each subsequent year thereafter.

Cash payments of CAD$75,000 were paid in 2011 for property option payments. Canarc issued 215,580 common shares at a value of CAD$0.116 per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property for 2011.

Cash payments of CAD$25,000 in property option obligation and CAD$25,000 in advance NSR royalty were paid in December 2012.

In late March 2010, Canarc entered into a property option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of Canarc’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares of which 100,000 common shares have been received, incurring exploration expenditures of CAD$675,000, and maintaining Canarc’s underlying option agreement in good standing until October 2011. Cap-Ex terminated the property option agreement with Canarc in March 2011.

39 Canarc Resource Corp. Form 20-F

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

40 Canarc Resource Corp. Form 20-F

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

41 Canarc Resource Corp. Form 20-F

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

42 Canarc Resource Corp. Form 20-F

David St. C. Dunn, P.Geo., and James Moors, P.Geo, Vice President Exploration of the Registrant, are the Qualified Persons for the Tay-LP Technical Report.

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay-LP which identified several new EM conductors and magnetic anomalies within prospective geological settings. In March 2011, Cap-Ex terminated its property option agreement with Canarc.

Canarc completed the permitting process for exploration work at the Tay-LP property in 2012, and the new anomalies will require ground follow up and test new targets in 2013 prior to drilling, subject to financing.

Windfall Hills properties, British Columbia, Canada

In April 2011, Canarc entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. Canarc can acquire a 100% interest in the Atna properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, Canarc amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Option payments of $75,000 were paid for the year ended December 31, 2012.

Canarc can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, Canarc amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in 3 monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid.

Canarc completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry. Results of this work along with preliminary exploration work over the remainder of the claims will help define targets for drilling in 2013, subject to financing.

43 Canarc Resource Corp. Form 20-F

Devil’s Thumb property, British Columbia, Canada

In May 2011, Canarc staked three gold properties, known as Devil’s Thumb, totalling 17,175 hectares, which is located northeast of its Windfall Hills properties in central British Columbia. Canarc wrote-off the property in the third quarter of 2012.

Eskay Creek property, British Columbia, Canada

Canarc has a one-third carried interest in the Eskay Creek property which is located in the Skeena Mining Division, British Columbia, Canada. In fiscal 2005, Canarc elected to write-off the associated property costs, but continues to have a one-third carried interest in the Eskay Creek property.

Sara Kreek Property, Suriname

On April 15, 2006, Canarc entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. to transfer Canarc’s interest in Sara Kreek Resource. In settlement for all claims, loans and advances owed to Canarc, Canarc received a cash payment of $400,000 in 2006, and shall receive the greater of $50,000 per year, payable semi-annually, or a 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011. Canarc has received $50,000 in annual royalties from 2006 to 2011.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

44 Canarc Resource Corp. Form 20-F

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2012, 2011 and 2010 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

The Registrant’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS 1 has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

5.A Operating Results

In accordance with IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures, net of any recoveries and write-downs.

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

Fiscal Year 2012 – Year ended December 31, 2012 compared with December 31, 2011

45 Canarc Resource Corp. Form 20-F

Canarc incurred a net loss of $1.2 million for the year ended December 31, 2012 which is comparable to the net loss of $1.2 million in fiscal 2011, although operating losses were higher in the current year and net losses were impacted by different functional expense items.

Canarc has no sources of operating revenues. Operating losses continued to be incurred for ongoing activities of Canarc in seeking an appropriate joint venture partner for the New Polaris property and in pursuing new projects of merit.

Corporate development expenses were negligible in first three quarters of 2012 as cash constraints curtailed such efforts. The closing of the equity financing in September 2012 allowed Canarc to actively pursue due diligence efforts in a gold operating project in the fourth quarter, including site visits to the prospective project and to the New Polaris project with Canford. However these expenses were higher in 2011 which were attributable to the Relief Canyon project and the acquisition of an assay laboratory which was later disposed for full recovery of all out-of-pocket expenses. Corporate development activities in 2011 were successful in the acquisition of option interests in the Windfall Hills properties and the staking of additional properties nearby, as Canarc expanded its portfolio of strategic exploration projects in Canada during 2011.

Remuneration for employees was higher in 2012 as Canarc continued to evaluate gold projects for acquisition purposes and to seek possible partners for the New Polaris project. Exploration activities were lower in 2012 than in 2011 resulting in lower employee allocations to Canarc’s various mineral exploration projects or conversely employee remuneration in operations would be higher. Increases in executive management compensation were in effect in mid-2011 to ensure key personnel retention which were determined to be competitive with comparable companies involved in mineral exploration in terms of relative size and status of projects.

General and administrative expenses were marginally lower in 2012 than 2011 as Canarc reduced discretionary expenses due to limited cash for most of 2012. In the first quarter of fiscal 2011, legal fees were incurred in Canarc’s bid for the Relief Canyon project, its acquisition of the assay laboratory in February 2011 including all title and permitting issues and to its subsequent sale in May 2011, and due to the convertible debenture with Effisolar in February 2011 which was converted into common shares in March 2011. Certain of these costs in the first quarter of 2011 were later recovered when Canarc disposed of the assay laboratory in May 2011. As included in general and administrative expenses, legal services rendered were lower in 2012 as Canarc reduced in level of corporate activity which would necessitate legal services while regulatory expenses were higher from filing fees.

Shareholder relations activities increased in 2012 so as to promote greater awareness of the profile of Canarc and its portfolio of projects, especially the New Polaris project with its revised preliminary economic assessment which indicated conceptually the project’s stronger financial viability due to heightened gold prices, and its other mineral property interests in Tay-LP and Windfall Hills. The focus of the shareholder relations program in 2012 was to expand the market awareness of Canarc and its base of shareholders, so as to allow Canarc to advance its New Polaris project through a joint venture or strategic partnership. These efforts continue to attract expressions of interests in Canarc’s New Polaris project, and would supplement the financial advisory services from Primary Capital in evaluating strategic alternatives to enhance shareholder value for Canarc. Also such activities provided the catalyst for the brokered private placement for CAD$1.13 million with Canaccord as agent and with Canford as the single subscriber which became an Insider of Canarc by virtue of holding more than 10% of the issued and outstanding share capital of Canarc at the closing date of the financing in September 2012, and a 120-day period of exclusivity for Canford to complete its due diligence and to execute a property option agreement for Canford to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. This relationship between Canarc and Canford transitioned into a SMAP in February 2013 in which such relationship ended in March 2013.

46 Canarc Resource Corp. Form 20-F

Share-based payments were lower in 2012 than in 2011, mainly due to the 1,460,000 stock options which were granted in June 2012 with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when Canarc consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012. No probable likelihood of a material transaction was attributed to these June 2012 stock option grants, and therefore no share-based payments were recognized. Also forfeiture of unvested stock options in June 2012 was from the retirement of a director which further reduced share-based payments.

The higher operating losses in 2012 were offset by the realized gain of $77,000 from the disposition of available-for-sale securities. The disposition of Cap-Ex shares provided proceeds of CAD$92,400 for working capital in the first quarter.

Interest expense was higher in 2012 than in 2011 from the compounding effects of interest accruals for existing and additional demand loans and for the estimated flow through indemnity obligation from ineligible Canadian exploration expenditures for flow-through purposes. During year ended December 31, 2012, the total principal of demand loans increased by $358,000 thereby increasing interest expense for the current year as the demand loans bore the same interest rate. All demand loans were settled in full in the fourth quarter of 2012.

Due diligence costs of $60,000 in 2011 were incurred for Canarc’s $20,000 bi-weekly obligation to Firstgold during the due diligence period for the Relief Canyon project.

Canarc wrote-off its interest in the Devil’s Thumb property in the third quarter of 2012.

The deferred income tax recovery is a provision for the difference between the accounting basis and tax basis of assets and tax pools, and for the recognition at the date of actual renunciation, by a reduction in the amount included in share capital for the flow-through shares for the deferred income taxes related to the deductions foregone by Canarc. In 2009, Canarc raised flow-through equity financing from a private placement for approximately CAD$480,000 of which CAD$475,239 were renounced on February 24, 2010. On February 22, 2011, Canarc renounced CAD$4,761 in exploration expenditures for flow-through purposes, resulting in a deferred income tax recovery of $1,200.

47 Canarc Resource Corp. Form 20-F

As at December 31, 2012, Canarc has mineral property interests which are comprised of the following:

	British Columbia (Canada)			Yukon (Canada)
($000s)	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total

Acquisition Costs:

Balance, December 31, 2010	$ 3,605	$ -	$ -	$ 74	$ 3,679
Additions	-	67	6	72	145
Adjustments from change in functional currency	295	-	-	-	295
Balance, December 31, 2011	3,900	67	6	146	4,119
Additions	-	141	-	25	166
Foreign currency translation adjustment	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	$ 3,905	$ 210	$ -	$ 174	$ 4,289

Deferred Exploration Expenditures:

Balance, December 31, 2010	$ 8,660	$ -	$ -	$ 385	$ 9,045
Additions	166	106	15	48	335
Adjustments from change in functional currency	(541)	-	-	(10)	(551)
Balance, December 31, 2011	8,285	106	15	423	8,829
Additions	118	9	5	62	194
Foreign currency translation adjustment	240	2	1	10	253
Write-off	-	-	(21)	-	(21)
Balance, December 31, 2012	$ 8,643	$ 117	$ -	$ 495	$ 9,255

Mineral property interests:
Balance, December 31, 2011	$ 12,185	$ 173	$ 21	$ 569	$ 12,948
Balance, December 31, 2012	12,548	327	-	669	13,544

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

48 Canarc Resource Corp. Form 20-F

Corporate development activities were also successful in the acquisition of option interests in the Windfall Hills properties and the staking of additional properties nearby, as Canarc expanded its portfolio of strategic exploration projects in Canada in 2011.

Corporate development expenses in 2011 were higher primarily in relation to the accepted bid for the Relief Canyon project.

Remuneration for employees was higher in 2011 as Canarc continued to evaluate gold projects for acquisition purposes and to seek possible partners for the New Polaris project. Efforts in the first quarter of fiscal 2011 were also focused on an updated NI 43-101 technical report for the New Polaris gold project, which supported the project’s robust economics in the preliminary economic assessment. Higher employee expenses were also attributed to staffing activities for conversion in accounting standards from Canadian GAAP to IFRS, the Relief Canyon bid, and the acquisition and subsequent disposition of the commercial assay laboratory.

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

49 Canarc Resource Corp. Form 20-F

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

Canarc has no sources of operating revenues.

50 Canarc Resource Corp. Form 20-F

As at December 31, 2011, Canarc has mineral property interests which are comprised of the following:

	British Columbia (Canada)			Yukon (Canada)
(in $000s)	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total

Acquisition Costs:

Balance, January 1, 2010	$ 3,605	$ -	$ -	$ 25	$ 3,630
Additions	-	-	-	49	49
Balance, December 31, 2010	3,605	-	-	74	3,679
Additions	-	67	6	72	145
Adjustments from change in functional currency	295	-	-	-	295
Balance, December 31, 2011	3,900	67	6	146	4,119

Deferred Exploration Expenditures:

Balance, January 1, 2010	8,556	-	-	440	8,996
Additions, net of recoveries	104	-	-	(55)	49
Balance, December 31, 2010	8,660	-	-	385	9,045
Additions	166	106	15	48	335
Adjustments from change in functional currency	(541)	-	-	(10)	(551)
Balance, December 31, 2011	8,285	106	15	423	8,829

Mineral property interests, December 31, 2011	$ 12,185	$ 173	$ 21	$ 569	$ 12,948

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

Critical Accounting Policies

51 Canarc Resource Corp. Form 20-F

For the Registrant’s exploration activities, there is no product, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral property interests and the Registrant’s future financial success are dependent upon the extent to which it can discover mineralization and the economic viability of advancing such mineral property interests beyond the exploration stage. Such activities may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Registrant’s control. The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant’s control such as the market value of the metals.

As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Registrant’s mineral reserves, the estimation of such reserves is significant to the Registrant’s position and results of operations. As of the date of this annual report, the Registrant has not established any reserves on its mineral property interests.

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property interest from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a mineral property interest being carried out by the Registrant or its partners or when a property interest is abandoned or when the capitalized costs are not considered to be economically recoverable, the related mineral property costs are written down to the amount recoverable. The amounts for mineral property interests as shown in the Registrant’s consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.

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

5.B Liquidity and Capital Resources

The Registrant is in the exploration stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Registrant to obtain the necessary financing to complete the development and upon future profitable production. The Registrant knows of no trends, demands, commitments, events or uncertainties that may result in the Registrant’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Registrant’s liquidity are substantially determined by the success or failure of the Registrant’s exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Registrant has endeavoured to secure mineral property interests that in due course could be brought into production to provide the Registrant with cash flow which would be used to undertake work programs on other projects. To that end, the Registrant has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Registrant has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

52 Canarc Resource Corp. Form 20-F

The following table contains selected financial information of Canarc’s liquidity:

		December 31,
(in $000s)	2012		2011

Cash	$ 170		$ 45
Working capital (deficiency)	$ (589)		$ (577)

Canarc has no sources of operating revenues, and ongoing operating expenses continue to reduce its cash resources and working capital. Operating losses continued to be incurred for ongoing activities of Canarc in seeking an appropriate joint venture partner for the New Polaris property and in pursuing new projects of merit.

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

53 Canarc Resource Corp. Form 20-F

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

The working capital deficiency of $577,000 at December 31, 2011 includes the notes payable with accrued interests and accrued loan bonus totalling $88,000 due to certain directors and an officer of Canarc and flow-through indemnities of $195,000. In August 2011, Canarc did pay indemnifications of CAD$37,883 including interests for ineligible exploration expenditures for flow through purposes.

In January and February 2012, Canarc disposed its interest in Cap-Ex shares which provided proceeds of CAD$92,400 for working capital.

Canarc arranged demand loans of $200,380 from certain directors and an officer of Canarc in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In October 2012, Canarc repaid $212,550 in principal amounts of notes payable. Then in December 2012, Canarc repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans.

On September 28, 2012, Canarc closed a brokered private placement with Canaccord acting as the agent for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at CAD$0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, Canarc will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Agent’s fees are comprised of a cash commission of CAD$90,400 plus 904,000 agent’s warrants with the identical terms as the underlying warrants in the unit private placement and a corporate finance fee of CAD$37,500. Canford is the sole subscriber in the private placement and had become an insider of Canarc by virtue of holding more than 10% of the issued and outstanding share capital of Canarc at that time. As at April 5, 2013, Canford owns 11,900,000 common shares of Canarc representing a 10.55% interest in Canarc.

54 Canarc Resource Corp. Form 20-F

In December 2012 and January 2013, Canarc closed a non-brokered private placement in three tranches totalling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units, and the second tranche on January 11, 2013 for 600,000 units, and the final tranche on January 18, 2013 for 1 million units. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until December 19, 2014 for 4.5 million warrants, until January 11, 2015 for 600,000 warrants and until January 18, 2015 for 1 million warrants, at CAD$0.20 per share for the remaining 12 months until December 19, 2015 for 4.5 million warrants and until January 11, 2016 for 600,000 warrants and until January 18, 2016 for 1 million warrants. The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of each tranche of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, Canarc will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Canford, through its affiliated company Gold Barn Capital Corp., was the sole subscriber for 600,000 units in the second tranche of the private placement.

For the year ended December 31, 2012, Canarc received proceeds of CAD$35,600 from the exercise of stock options for 346,000 common shares, all of which were exercised in March and April 2012.

In 2013, stock options for 769,000 common shares were exercised for proceeds of CAD$77,800. Also stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

The working capital deficiency of $589,000 at December 31, 2012 includes estimated flow-through indemnities of $209,000.

At December 31, 2012, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

55 Canarc Resource Corp. Form 20-F

	Option	Option	Exploration	Advance Royalty	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris:
Net profit interest reduction						150,000
or buydown

Tay-LP:
December 15, 2013			$ 375
December 15, 2014	$ 850		600

Annual advance royalty payments
until commercial production				$ 25

Net smelter reduction from 3% to 1.5%					$ 1,950

Windfall Hills:

Atna properties:
January 21, 2013 (paid)		$ 8
February 21, 2013 (paid)		8
March 21, 2013 (paid)		9
April 21, 2013		150
April 21, 2014		200
April 21, 2015		250

Dunn properties:
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$ 1,060	$ 625	$ 975	$ 25	$ 1,950	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Canarc has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2012.

56 Canarc Resource Corp. Form 20-F

Canarc’s ability to continue as a going concern is dependent on the ability of Canarc to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives.

Canarc will continue to rely upon equity financing as its principal source of financing its projects and its ongoing working capital needs.

5.C Research and Development, Patents and Licenses, etc.

The Registrant does not currently carry out research and development activities.

Items 4.A, 4.D, 5.A and 5.F provide details of the Registrant’s mineral property interests, exploration activities, acquisitions and write-downs.

5.D Trend Information

The Registrant knows of no trends, demand, commitments, events or uncertainties that are reasonably likely to have a material effect on the Registrant’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause financial information not necessarily to be indicative of future operating results or financial condition, other than disclosed or inferred in this Form 20-F.

The Registrant currently has no active business operations that would be affected by recent trends in productions, sales, etc. The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E Off-Balance Sheet Arrangements

57 Canarc Resource Corp. Form 20-F

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

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

Share Appreciation Rights

At the discretion of the Board, certain stock option grants provide the stock option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

5.F Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2012:

58 Canarc Resource Corp. Form 20-F

			Payments due by Period					Payments due by Period
			(CAD$000s)					(US$000s)				Others
		Less			More		Less			More	Amount	Amount	Number
		than			than		than			than	CAD$	US$	of
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years	($000s)	($000s)	Shares

New Polaris:
Net profit interest reduction or buydown	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	150,000

Tay-LP:
Option payments	850	-	850	-	-	-	-	-	-	-	-	-	-
Exploration expenditures	975	375	600	-	-	-	-	-	-	-	-	-	-
Annual advance royalty payments
until commercial production	-	-	-	-	-	-	-	-	-	-	25	-	-
Net smelter reduction from 3% to 1.5%	-	-	-	-	-	-	-	-	-	-	-	1,950	-

Windfall Hills:

Atna properties:
Option payments	-	-	-	-	-	625	175	450	-	-		-	-

Dunn properties:
Option payments	210	35	175	-	-	-	-	-	-	-	-	-	-

Total	$ 2,035	$ 410	$ 1,625	$ -	$ -	$ 625	$ 175	$ 450	$ -	$ -	$ 25	$ 1,950	150,000

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

59 Canarc Resource Corp. Form 20-F

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

as well as other risks and uncertainties detailed in this report and from time to time in the Registrant’s other SEC filings.

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

60 Canarc Resource Corp. Form 20-F

In accordance with the provisions of the Business Corporations Act (British Columbia) the overall control of the business and affairs of the Registrant is vested in its board of directors. The board of directors of the Registrant currently consists of four members elected by the shareholders of the Registrant at each annual meeting of shareholders of the Registrant.

The directors and senior management of the Registrant as of April 5, 2013 are:

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

Chairman of Canarc Resource Corp.

(since January 1, 2006);

President of Canarc Resource Corp.

(from January 22, 1987 to January 1, 2006);

Chairman, Chief Executive Officer and Director of Endeavour Silver Corp.

(since July 25, 2002).

Chief Executive Officer and Director (since January 22, 1987); Chairman (since January 1, 2006)
HARRIS, Leonard (2) Colorado, U.S.A.	Retired	Director (since June 5, 2001)
61 Canarc Resource Corp. Form 20-F

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Registrant and Period of Service
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
62 Canarc Resource Corp. Form 20-F

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

63 Canarc Resource Corp. Form 20-F

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

During the fiscal period ended December 31, 2012, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$623,585.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors and officers for the fiscal year ended December 31, 2012. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

64 Canarc Resource Corp. Form 20-F

Name and principal position	Year	Salary(1) ($)	Share-based awards($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke Director, Chairman and CEO	2012	$35,290	Nil	$3,860	Nil	Nil	Nil	$8,000	$47,150
	2011	$35,843	Nil	$40,466	Nil	Nil	Nil	$8,000	$84,309
	2010	$42,819	Nil	$27,805	Nil	Nil	Nil	$8,000	$78,624
Leonard Harris Director	2012	Nil	Nil	$3,860	Nil	Nil	Nil	$8,000	$11,860
	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
	2010	Nil	Nil	$10,384	Nil	Nil	Nil	$8,000	$18,384
William Price Director	2012	Nil	Nil	Nil	Nil	Nil	Nil	$8,000	$8,000
	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
	2010	Nil	Nil	$10,384	Nil	Nil	Nil	$8,000	$18,384
Bruce Bried Director	2012	Nil	Nil	$3,860	Nil	Nil	Nil	$8,000	$11,860
	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
	2010	Nil	Nil	$10,384	Nil	Nil	Nil	$8,000	$18,384
Garry D. Biles President and COO	2012	$210,953	Nil	$3,860	Nil	Nil	Nil	Nil	$214,813
	2011	$199,480	Nil	$30,186	Nil	Nil	Nil	Nil	$229,666
	2010	$180,107	Nil	$18,691	Nil	Nil	Nil	Nil	$198,798
James Moors Vice-President, Exploration	2012	$130,241	Nil	Nil	Nil	Nil	Nil	Nil	$130,241
	2011	$103,734	Nil	$22,030	Nil	Nil	Nil	Nil	$125,764
	2010	$36,257	Nil	$15,022	Nil	Nil	Nil	Nil	$51,279
Gregg Wilson Vice-President, Investor Relations (9)	2012	$90,391	Nil	Nil	Nil	Nil	Nil	Nil	$90,391
	2011	$36,958	Nil	$18,533	Nil	Nil	Nil	Nil	$55,491
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stewart Lockwood Secretary	2012	Nil	Nil	Nil	Nil	Nil	Nil	$82,264 (8)	$82,264
	2011	Nil	Nil	$12,665	Nil	Nil	Nil	$71,375 (8)	$84,040
	2010	Nil	Nil	$6,740	Nil	Nil	Nil	$73,535 (8)	$80,275
Philip Yee Chief Financial Officer and Vice-President, Finance	2012	$124,709	Nil	Nil	Nil	Nil	Nil	Nil	$124,709
	2011	$91,339	Nil	$25,316	Nil	Nil	Nil	Nil	$116,655
	2010	$40,325	Nil	$16,776	Nil	Nil	Nil	Nil	$57,101
65 Canarc Resource Corp. Form 20-F

 Notes:

(1)	Includes the dollar value of cash and non‑cash base salary earned during a financial year covered.
(2)	The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.
(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2012.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2012 and include directors fees, as applicable, and annual bonuses for prior year’s performance, if any.
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.
(8)	Legal fees charged to the Company by a law firm in which Mr. Stewart Lockwood is a partner.
(9)	Mr. Gregg Wilson was appointed Vice-President (Investor Relations) in June 2011. Prior to June 2011, Mr. Wilson was Manager (Investor Relations)

66 Canarc Resource Corp. Form 20-F

The following table sets forth information concerning outstanding stock options under the Registrant’s Stock Option Plan as at December 31, 2012 to each director and officer of the Registrant. No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2012:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2012 to December 31, 2012

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chief Executive Officer, Chairman and Director	March 23, 2012	Common shares	100,000	$0.10	March 23, 2013
	June 18, 2012	Common shares	250,000	$0.145	June 18, 2017
Leonard Harris Director	March 23, 2012	Common shares	100,000	$0.10	March 23, 2013
	June 18, 2012	Common shares	125,000	$0.145	June 18, 2017
William Price Director	June 18, 2012	Common shares	125,000	$0.145	June 18, 2017
Bruce Bried Director	March 23, 2012	Common shares	100,000	$0.10	March 23, 2013
	June 18, 2012	Common shares	125,000	$0.145	June 18, 2017
Garry Biles President and Chief Operating Officer	March 23, 2012	Common shares	100,000	$0.10	March 23, 2013
	June 18, 2012	Common shares	225,000	$0.145	June 18, 2017
James Moors Vice-President, Exploration	June 18, 2012	Common shares	175,000	$0.145	June 18, 2017
Stewart Lockwood Secretary	June 18, 2012	Common shares	75,000	$0.145	June 18, 2017
Gregg Wilson Vice-President (Investor Relations)	N/A	N/A	N/A	N/A	N/A
Philip Yee Chief Financial Officer and Vice-President (Finance)	June 18, 2012	Common shares	200,000	$0.145	June 18, 2017

Note:	Stock options granted on March 23, 2012 are subject to vesting provisions whereby 25% vest on grant date and 25% vest every 3 months thereafter.

Stock options granted on June 18, 2012 will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012.

67 Canarc Resource Corp. Form 20-F

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options. For the 2012 fiscal year, no share appreciation rights for common shares were exercised by stock option holders who were directors or officers of the Registrant at the time of exercise.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant’s executive compensation program is administered by the Compensation Committee on behalf the board of directors (the “Board”).

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

During the fiscal year ended December 31, 2012, Canarc granted stock options to directors, including directors who are senior officers, for up to 925,000 common shares. Stock options for up to 300,000 common shares have an exercise price of CAD$0.10 and an expiry date of March 23, 2013 and are subject to vesting provision in which 25% of the stock options vest on grant date and 25% vest every three months thereafter. Stock options for up to 625,000 common shares have an exercise price of CAD$0.145 and an expiry date of June 18, 2017 and will only vest when Canarc consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012.

68 Canarc Resource Corp. Form 20-F

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2012 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

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

69 Canarc Resource Corp. Form 20-F

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

No bonuses were distributed nor paid to executive officers and senior management of Canarc in the 2010, 2011 and 2012 fiscal years.

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

During the fiscal year ended December 31, 2012, Canarc granted stock options to senior officers, excluding senior officers who are directors, for up to 775,000 common shares. Stock options for up to 100,000 common shares have an exercise price of CAD$0.10 and an expiry date of March 23, 2013 and are subject to vesting provision in which 25% of the stock options vest on grant date and 25% vest every three months thereafter. Stock options for up to 675,000 common shares have an exercise price of CAD$0.145 and an expiry date of June 18, 2017 and will only vest when Canarc consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012.

Other Compensation

Bradford J. Cooke, CEO, Chairman and Director of the Registrant, is a party to an arrangement with Endeavour Silver Corp. (“Endeavour”) whereby Endeavour is reimbursed for time spent by Mr. Cooke on a cost recovery basis. There are no specific terms relating to severance or notice beyond what may be provided by statute or common law. During the financial year ended December 31, 2012, Canarc incurred CAD$35,290 (2011 - CAD$35,843 and 2010 – CAD$42,819) in salary paid or payable to Endeavour for services rendered by Mr. Cooke.

Directors’ and Officers’ Liability Insurance

70 Canarc Resource Corp. Form 20-F

In fiscal 2012, the Registrant acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant. The policy has a CAD$1,000,000 limit of liability, retentions ranging from CAD$nil to CAD$50,000, and a policy period from January 1, 2012 to January 1, 2013 for a premium of CAD$19,000. The insurance was renewed for a term from January 1, 2013 to January 1, 2014 for a premium of CAD$16,500.

Performance Graph

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the TSX 300 Total Return Index for the period commencing December 31, 2007 and ending December 31, 2012.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(based on Canadian Funds)

71 Canarc Resource Corp. Form 20-F

The graphs assume that the initial value of the investment on the TSX in the Registrant’s common shares and in the indice was $100 on the initial date.

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

The Board of Directors

The Board currently consists of four directors, of which three directors (Bruce Bried, Leonard Harris and William Price) are currently “independent” in the context of the Policy. Bradford J. Cooke is not independent because he is the Chief Executive Officer of the Registrant.

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Caza Gold Corp.
Radius Gold Inc.
Endeavour Silver Corp.

Leonard Harris	Wealth Minerals Ltd.
72 Canarc Resource Corp. Form 20-F

Director	Other Reporting Issuers
Solitario Exploration & Royalty Corp.
Abzu Gold Ltd.
Orovero Resources Corp.
Cardero Resource Corp.
Coronet Metals Inc.
Indico Resources Ltd.

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

73 Canarc Resource Corp. Form 20-F

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Registrant. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Registrant. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Registrant;
  identification and management of the principal risks associated with the business of the Registrant;
  planning for succession of management;
  the Registrant's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Registrant.

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

74 Canarc Resource Corp. Form 20-F

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s Annual Information Form dated March 22, 2013.

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

No remuneration is paid or payable to Board committee members.

Other Board Committees

75 Canarc Resource Corp. Form 20-F

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	William Price (Chairman)	The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select, the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors and to oversee management continuity planning processes.
Compensation	Leonard Harris (Chairman) William Price	The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors.
Technical, Environmental, Social, Safety	Bruce Bried	The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

The Board has also a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
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

6.D Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 5, 2013, the Registrant had a staff of three full time and six part time employees based in Vancouver, BC, Canada.

6.E Share Ownership

As at April 5, 2013, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

76 Canarc Resource Corp. Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman, Chief Executive Officer and Director	4,222,480	3.74%	400,000	$0.29	May 15, 2013
			300,000	$0.11	July 15, 2014
			500,000	$0.10	September 8, 2015
			350,000	$0.135	July 6, 2016
			250,000	$0.145	June 18, 2017
Leonard Harris Director	1,065,000	0.94%	125,000	$0.29	May 15, 2013
			80,000	$0.10	September 8, 2015
			140,000	$0.135	July 6, 2016
			125,000	$0.145	June 18, 2017
William Price Director	5,556,000	4.92%	125,000	$0.29	May 15, 2013
			100,000	$0.11	July 15, 2014
			200,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
			125,000	$0.145	June 18, 2017
77 Canarc Resource Corp. Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bruce Bried Director	1,080,426	0.96%	125,000	$0.29	May 15, 2013
			40,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
			125,000	$0.145	June 18, 2017
Garry Biles President and Chief Operating Officer	325,926	0.29%	200,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			350,000	$0.10	September 8, 2015
			275,000	$0.135	July 6, 2016
			225,000	$0.145	June 18, 2017
James Moors Vice-President, Exploration	32,012	0.03%	175,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			250,000	$0.10	September 8, 2015
			200,000	$0.135	July 6, 2016
			175,000	$0.145	June 18, 2017
78 Canarc Resource Corp. Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Stewart Lockwood Secretary	236,674	0.21%	40,000	$0.29	May 15, 2013
			75,000	$0.11	July 15, 2014
			130,000	$0.10	September 8, 2015
			125,000	$0.135	July 6, 2016
			75,000	$0.145	June 18, 2017
Gregg Wilson Vice-President (Investor Relations)	234,241	0.21%	150,000	$0.29	May 15, 2013
			150,000	$0.11	July 15, 2014
			200,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
Philip Yee Chief Financial Officer and Vice-President (Finance)	Nil	Nil	175,000	$0.29	May 15, 2013
			200,000	$0.11	July 15, 2014
			300,000	$0.10	September 8, 2015
			225,000	$0.135	July 6, 2016
			200,000	$0.145	June 18, 2017

(1) As at April 5, 2013, the Registrant had 112,818,195 common shares issued and outstanding.

(2) Common shares.

79 Canarc Resource Corp. Form 20-F

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at April 5, 2013 unless otherwise stated, are set forth below:

Stock Option Summary

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

1,605,000	$0.29	May 15, 2008	May 15, 2013
1,320,000	$0.11	July 15, 2009	July 15, 2014
2,155,000	$0.10	September 8, 2010	September 8, 2015
1,990,000	$0.135	July 6, 2011	July 6, 2016
1,460,000	$0.145	June 18, 2012	June 18, 2017

8,530,000	TOTAL

Of the 8,530,000 outstanding stock options, only 6,661,000 stock options are exercisable as at April 5, 2013.

Warrant Summary Chart

80 Canarc Resource Corp. Form 20-F

Amount Outstanding	Exercise Prices (CAD$)	Date Issued	Expiry Dates

11,300,000 (1)	$0.15 and	September 28, 2012	Until September 28, 2014
	$0.20		Expiry September 28, 2015
904,000 (1)	$0.15 and	September 28, 2012	Until September 28, 2014
	$0.20		Expiry September 28, 2015
4,500,000 (2)	$0.15 and	December 19, 2012	Until December 19, 2014
	$0.20		Expiry December 19, 2015

16,704,000	TOTAL

(1)	These warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, Canarc will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	These warrants are subject to an accelerated expiry whereby if after April 20, 2013, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, Canarc will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

Stock Option/Share Incentive Plan

81 Canarc Resource Corp. Form 20-F

The Registrant’s directors and shareholders have approved a Share Incentive Plan (the “Plan”). The Plan was initially approved by the TSX in 1996. The principal purposes of the Plan are to promote a proprietary interest in the Registrant among its directors, officers and employees; to retain, attract and motivate the qualified managers of the Registrant; to provide a long‑term incentive element in overall compensation; and to promote the long‑term profitability of the Registrant.

Incentives to participate under the Plan may be provided by the granting of share options or share appreciation rights (SARs). The share appreciation right entitles the participant in the Plan to elect, subject to approval by the Board of Directors, in lieu of exercising an outstanding share option, to receive the number of common shares of the Registrant equivalent in value to the difference between the option exercise price and the net existing market price of the Registrant’s common shares multiplied by the number of common shares over which he could otherwise exercise his stock option.

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the stock option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate. The Registrant’s Plan allows it to grant stock options to its employees, directors and consultants to acquire up to 18,888,434 common shares, of which stock options for 9,999,000 common shares are outstanding as at December 31, 2012, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant. The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Pursuant to the Plan, stock options shall be granted pursuant to a stock option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)	all stock options granted shall be non‑assignable;
(b)	a stock option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c) no financial assistance will be provided with respect to the exercise of stock options.

At the Registrant’s annual general meeting held on June 5, 2012, shareholder approval was provided for the increase in the maximum aggregate number of common shares which may be reserved for issuance under the Plan from 16,335,000 shares to 18,888,434 shares at that time.

82 Canarc Resource Corp. Form 20-F

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

As at April 5, 2013, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	CDS & Co. Toronto, Ontario	54,739,101 (3), (4)	48.52%
Common Shares	CEDE & Co. New York, New York, U.S.A.	31,348,390 (3), (4)	27.79%
Common Shares	Canford Capital Inc. (5) Atherton, California, U.S.A.	11,900,000	10.55%
Common Shares	William Price (6) Atherton, California, U.S.A.	5,556,000 (7)	4.92%
Common Shares	Officers and Directors as a group	12,752,759 (7)	11.30%

(1)	Common shares.

(2)	As at April 5, 2013, the Registrant had 112,818,195 common shares issued and outstanding.

83 Canarc Resource Corp. Form 20-F

(3)	Owners of record only. CDS & Co. is a clearing agency through which Canadian brokers and dealers hold their securities. CEDE & Co. is a U.S. clearing agency. The Registrant believes that all of these shares are held by the registered holder in a fiduciary, trustee, or nominee capacity, and the identities of the beneficial owners of such shares are not known to the Registrant and, except for named individuals and the officers and directors as a group, the Registrant is not aware of any person or group of persons which beneficially owns more than 5% of the Registrant’s outstanding common shares.

(4)	Certain of these shares may be held in “street form” and may be included in the shares registered in the name of CDS & Co. or CEDE & Co.

(5)	As at April 5, 2013, Canford owns 11,900,000 common shares of Canarc representing a 10.55% interest in Canarc. Canford does not exert control over Canarc nor over its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect the Company, to the best of the Company’s knowledge, except as disclosed in this Form 20-F.

(6)	As at April 5, 2013, William Price controlled, either directly or indirectly, 5,556,000 common shares of the Registrant, representing 4.92% of Canarc at that time. William Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation. William Price became a director of Canarc at May 31, 2005, but exerts no direct control over any board member and is unrelated to any board member and is not active in the operations of Canarc.

(7)	William Price was elected to the Board of Directors at the Registrant’s annual general meeting held on May 31, 2005, and as at April 5, 2013, his shareholdings of 5,556,000 common shares are included in the 12,752,759 common shares held by officers and directors as a group.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights. As of April 5, 2013 there were 112,818,195 common shares of the Registrant which were issued and outstanding. Based on the records of the Registrant’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 435 registered holders of the Registrant’s common shares resident in the United States (70.5% of all registered holders) holding 41,221,973 common shares. This number represents approximately 36.5% of the total issued and outstanding common shares of the Registrant at that date.

Control by Another Corporation, Foreign Government or Other Persons

84 Canarc Resource Corp. Form 20-F

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

7.B Related Party Transactions

For the fiscal year ended December 31, 2012, the Registrant had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2012, 2011and 2010 include:

85 Canarc Resource Corp. Form 20-F

					Net balance receivable (payable)
($000s)		Years ended December 31,			as at December 31,
	2012	2011	2010	2012		2011

Key management compensation:
Executive salaries and remuneration (1)	$ 592	$ 473	$ 291	$ -		$ (14)
Directors fees	35	40	39	(185)		(146)
Share-based payments	89	212	116	-		-
	$ 716	$ 725	$ 446	$ (185)		$ (160)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 82	$ 72	$ 71	$ (107)		$ (83)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(s) sharing certain common director(s)	$ 36	$ 55	$ 88	$ (11)		$ (16)

(1) Includes key management compensation which is included in mineral property interests.

(2) Includes legal fees which are included in share issuance expenses.

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

86 Canarc Resource Corp. Form 20-F

Canarc arranged demand loans of $200,380 from certain directors and an officer of Canarc in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In October 2012, Canarc repaid $212,550 in principal amounts of notes payable. Then in December 2012, Canarc repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans.

Items 4.A, 4.D, 5.B and 7.A provide further details of transactions with Canford.

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

Interest of Insiders in Material Transactions

87 Canarc Resource Corp. Form 20-F

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2012 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

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

88 Canarc Resource Corp. Form 20-F

(a)	Consolidated Statements of Financial Position as of December 31, 2012 and 2011;
(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2012, 2011 and 2010;
(c)	Consolidated Statements of Shareholders’ Equity for each of the years ended December 31, 2012, 2011 and 2010;
(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010; and
(e)	Notes to the consolidated financial statements.

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

89 Canarc Resource Corp. Form 20-F

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

90 Canarc Resource Corp. Form 20-F

The Registrant is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on the Registrant’s financial position or profitability other than as disclosed in the Registrant’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

8.B Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2012 other than as disclosed in this Form 20-F and in the Registrant’s continuous disclosure documents.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required other than the price history information below.

The Registrant’s common shares are traded on the TSX in Canada under the symbol “CCM”. The following prices are stated in terms of Canadian dollars.

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

91 Canarc Resource Corp. Form 20-F

Fiscal Year	High (CAD$)	Low (CAD$)

2012	$0.22	$0.09
2011	$0.30	$0.09
2010	$0.29	$0.07
2009	$0.21	$0.06
2008	$0.44	$0.04

Quarter	High (CAD$)	Low (CAD$)

2013
1st Quarter	$0.24	$0.12

2012
4th Quarter	$0.19	$0.12
3rd Quarter	$0.17	$0.16
2nd Quarter	$0.22	$0.19
1st Quarter	$0.19	$0.14

2011
4th Quarter	$0.16	$0.09
3rd Quarter	$0.18	$0.11
2nd Quarter	$0.18	$0.14
1st Quarter	$0.30	$0.17
92 Canarc Resource Corp. Form 20-F

Month	High (CAD$)	Low (CAD$)

2013
March	$0.20	$0.12
February	$0.24	$0.17
January	$0.20	$0.12

2012
December	$0.15	$0.12
November	$0.17	$0.12
October	$0.19	$0.14

9.B Plan of Distribution

Not applicable.

9.C Markets

93 Canarc Resource Corp. Form 20-F

Since November 2, 1994, the Registrant’s common shares have traded on the TSX. From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant’s common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the TSX acquired the Canadian Venture Exchange to form the TSX Venture Exchange). In February 1997, the Registrant was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange. On August 3, 1998, the Registrant was listed on the Frankfurt Exchange. Management of the Registrant is not aware of any trading market for the Registrant’s common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant trades under the symbol CRCUF.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share Capital

Not applicable.

94 Canarc Resource Corp. Form 20-F

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
95 Canarc Resource Corp. Form 20-F

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

3. All common shares of the Registrant rank equally as to dividends, voting powers and participation in assets (in the event of liquidation) and in all other respects. Dividend entitlement is set by way of the shareholders status as a shareholder on the chosen record date and does not lapse over time. Each share carries one vote per share at meetings of the shareholders of the Registrant. Directors do not stand for re-election on staggered terms at present. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre‑emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments. There is a Shareholders Right Plan as detailed in Item 10.B under Summary of Shareholders Rights Plan.

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

96 Canarc Resource Corp. Form 20-F

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

97 Canarc Resource Corp. Form 20-F

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

98 Canarc Resource Corp. Form 20-F

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

99 Canarc Resource Corp. Form 20-F

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

100 Canarc Resource Corp. Form 20-F

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

101 Canarc Resource Corp. Form 20-F

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

Other amendments can only be made with the approval of the shareholders of the Registrant or, after the separation time, the holders of the rights. Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the TSX.

Term

102 Canarc Resource Corp. Form 20-F

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

10.C Material Contracts

The following executive employment agreements were signed in 2012 and 2011:

-	An Executive Employment Agreement between Canarc and Mr. Garry Biles was signed on June 1, 2011 in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canarc. The employment agreement provides that Mr. Biles’ base remuneration is CAD$200,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

-	An Executive Employment Agreement between Canarc and Mr. James Moors was signed on June 1, 2011 in respect of Mr. Moors’ capacity as Vice-President of Exploration for Canarc. The employment agreement provides that Mr. Moors’ base remuneration is CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

-	An Executive Employment Agreement between Caza and Mr. Gregg Wilson was signed on June 1, 2011 in respect of Mr. Wilson’s capacity as Vice-President of Investor Relations for both Canarc and Caza. The employment agreement provides that Mr. Wilson’s base remuneration is CAD$90,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Caza. Mr. Wilson’s remuneration is allocated between Canarc and Caza.
103 Canarc Resource Corp. Form 20-F

-	An Executive Employment Agreement between Caza and Mr. Philip Yee was signed on June 1, 2011 in respect of Mr. Yee’s capacity as Chief Financial Officer and Vice-President of Finance for both Canarc and Caza. The employment agreement provides that Mr. Yee’s base remuneration is CAD$180,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Caza. Effective January 1, 2012, Mr. Yee’s base remuneration was increased to CAD$193,500 per annum. Mr. Yee’s remuneration is allocated between Canarc and Caza.

For the two years immediately preceding April 5, 2013, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

10.D Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non‑resident holders of the Registrant’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

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

104 Canarc Resource Corp. Form 20-F

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

105 Canarc Resource Corp. Form 20-F

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

106 Canarc Resource Corp. Form 20-F

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

107 Canarc Resource Corp. Form 20-F

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

108 Canarc Resource Corp. Form 20-F

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

109 Canarc Resource Corp. Form 20-F

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

110 Canarc Resource Corp. Form 20-F

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

111 Canarc Resource Corp. Form 20-F

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

112 Canarc Resource Corp. Form 20-F

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

Quantitative and qualitative disclosures about market risk are provided in Canarc’s audited consolidated financial statements for the year ended December 31, 2012 and the notes thereto.

Item 3.D provides information concerning risk factors.

113 Canarc Resource Corp. Form 20-F

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

114 Canarc Resource Corp. Form 20-F

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

115 Canarc Resource Corp. Form 20-F

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

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2012 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2012, the Registrant’s internal control over financial reporting was effective.

116 Canarc Resource Corp. Form 20-F

The Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to new accounting standards, financial instruments and future income tax. The Registrant shall engage the services of an external accounting firm, which is independent of the Registrant’s current auditors, to assist in applying complex areas of accounting as needed. In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting. Management concluded that the financial statements for the year ended December 31, 2012 fairly present the Registrant’s financial position and the results of its operations for the year then ended, and that no material misstatements were identified. Ongoing staff training and development in complex accounting issues and engagement of services of external consultants with knowledge and skills in complex areas of accounting, when needed, shall contribute to reduce the risk of a material weakness in the Registrant’s internal control over financial reporting and assist in providing reasonable assurance that its internal control over financial reporting is effective.

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

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

117 Canarc Resource Corp. Form 20-F

16.A Audit Committee Financial Expert

The Registrant’s audit committee is comprised of three directors, all of whom are independent, as set forth below:

Bruce Bried Leonard Harris William Price

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

Leonard Harris - Mr. Harris is a professional engineer with a metallurgy diploma and 50 years of experience in all aspects of mineral processing and mining operations world-wide, including the construction of the Yanacocha gold mine in Peru. Mr. Harris is currently a director for other small cap mining and exploration public companies.

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

118 Canarc Resource Corp. Form 20-F

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

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

119 Canarc Resource Corp. Form 20-F

Type of Services Rendered	2012 Fiscal Year (CAD$)	2011 Fiscal Year (CAD$)

(a) Audit Fees	$60,000	$65,750

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2013, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2013 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2013, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F Change in Registrant’s Certifying Accountant

In the two most recent fiscal years 2011 and 2012, there was no change in the Registrant’s certifying accountant.

120 Canarc Resource Corp. Form 20-F

16.G Corporate Governance

The Registrant is listed on the TSX and, under Canadian security laws and regulations, is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines and National Instrument 58-101, Disclosure of Corporate Governance Practices. The Registrant’s corporate governance practices meet all mandated requirements and are not, in the opinion of management, materially different from other junior resource companies listed on the TSX. Item 6.C provides further details.

16.H Mine Safety Disclosure

The Registrant currently does not have any operating mines.

121 Canarc Resource Corp. Form 20-F

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

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 22, 2013	81
1.2 Consolidated statements of financial position as at December 31, 2012 and 20111 together with the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2012, 2011 and 2010.	82-86

ITEM 19. EXHIBITS

122 Canarc Resource Corp. Form 20-F

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	124
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	78
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	79
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Bradford J. Cooke)	125
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	125
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC in July 2008
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009)	Previously filed on Form 6-K with the SEC in July 2010
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011)	Previously filed on Form 6-K with the SEC in July 2011
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010)	Previously filed on Form 6-K with the SEC in July 2010

123 Canarc Resource Corp. Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 11, 2013.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

______________________________________________________

Bradford J. Cooke, Chief Executive Officer and Director

124 Canarc Resource Corp. Form 20-F

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
125 Canarc Resource Corp. Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 11, 2013.

/s/ Bradford J. Cooke

____________________________________________________

Bradford J. Cooke, Chief Executive Officer and Director

126 Canarc Resource Corp. Form 20-F

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
127 Canarc Resource Corp. Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 11, 2013.

/s/ Philip Yee

____________________________________________

Philip Yee, Chief Financial Officer

128 Canarc Resource Corp. Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2012 and 2011

129 Canarc Resource Corp. Form 20-F

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

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

130 Canarc Resource Corp. Form 20-F

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

“SmytheRatcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 22, 2013

131 Canarc Resource Corp. Form 20-F

			December 31,
	Notes	2012		2011

ASSETS

CURRENT ASSETS
Cash		$ 170		$ 45
Receivables and prepaids	15	170		92
Marketable securities	6	-		93
Total Current Assets		340		230

NON-CURRENT ASSETS
Mineral property interests	7	13,544		12,948
Equipment	8	5		7
Long-term investments	9	94		92
Total Non-Current Assets		13,643		13,047
Total Assets		$ 13,983		$ 13,277

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	15	$ 720		$ 524
Notes payable	10	-		88
Flow-through obligations	11	209		195
Total Liabilities		929		807

SHAREHOLDERS' EQUITY
Share capital	13	59,682		58,258
Reserve for share-based payments		836		1,081
Accumulated other comprehensive income (loss)		62		(54)
Deficit		(47,526)		(46,815)
Total Shareholders' Equity		13,054		12,470
Total Liabilities and Shareholders' Equity		$ 13,983		$ 13,277

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ William Price

Director	Director

132 Canarc Resource Corp. Form 20-F

			Years ended December 31,
	Notes	2012	2011	2010

Expenses:
Amortization		$ 2	$ 3	$ 1
Corporate development		26	46	12
Employee and director remuneration	15	521	424	383
General and administrative	14 and 15	289	296	308
Shareholder relations		227	80	62
Share-based payments	13(c ) and 15	168	241	143

Loss before the undernoted		(1,233)	(1,090)	(909)

Gain from disposition of marketable securities	6	77	-	-
Gain from disposition of long-term investments		-	-	257
Accretion of royalty receivable		-	-	4
Interest and finance charges	10 and 11	(56)	(20)	(14)
Foreign exchange gain (loss)		33	(15)	(43)
Due diligence costs on asset acquisition	7(c )	-	(60)	(20)
Flow-through financing costs		-	-	150
Unrealized loss from derivative warrant liability		-	-	(913)
Write-off of GST recoveries		-	(25)	-
Write-off of equipment		-	-	(1)
Write-off of mineral property interests		(27)	-	-

Loss before income tax		(1,206)	(1,210)	(1,489)

Deferred income tax recovery	13(b)(ii)	-	1	93

Net loss for the year		(1,206)	(1,209)	(1,396)

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	6	(4)	71	10
Realized gain from disposition of available-for-sale securities		(77)	-	-
Foreign currency translation adjustment		197	(135)	-

Comprehensive loss for the year		$ (1,090)	$ (1,273)	$ (1,386)

Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of common shares outstanding		97,408,679	93,162,401	82,446,825

Refer to the accompanying notes to the consolidated financial statements.

133 Canarc Resource Corp. Form 20-F

					Accumulated
		Share Capital		Reserve for	Other
	Number of			Share-Based	Comprehensive
	Shares		Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2009	81,969,655		$ 56,436	$ 1,316	$ -	$ (45,777)	$ 11,975

Private placement, net of share issue costs	8,500,000		1,244	-	-	-	1,244
Property acquisition	221,235		24	-	-	-	24
Exercise of stock options	20,000		4	(2)	-	-	2
Exercise of warrants	275,000		66	-	-	-	66
Renunciation of flow-through expenditures	-		(89)	-	-	-	(89)
Share-based payments	-		-	143	-	-	143
Expiry of stock options	-		-	(198)	-	198	-
Other comprehensive income:
Unrealized gain on available-for-sale securities	-		-	-	10	-	10
Net loss for the year	-		-	-	-	(1,396)	(1,396)
Balance, December 31, 2010	90,985,890		57,685	1,259	10	(46,975)	11,979

Conversion of convertible debenture	1,282,051		291	-	-	-	291
Property acquisition	215,580		24	-	-	-	24
Exercise of stock options	299,000		54	(22)	-	-	32
Exercise of warrants	1,313,650		205	-	-	-	205
Renunciation of flow-through expenditures	-		(1)	-	-	-	(1)
Share-based payments	-		-	241	-	-	241
Expiry of stock options	-		-	(397)	-	397	-
Effect from change in functional currency	-		-	-	-	(110)	(110)
Other comprehensive income:
Unrealized gain on available-for-sale securities	-		-	-	71	-	71
Foreign currency translation adjustment	-		-	-	(135)	-	(135)
Elimination of derivative liability (Note 12)	-		-	-	-	1,082	1,082
Net loss for the year	-		-	-	-	(1,209)	(1,209)
Balance, December 31, 2011	94,096,171		58,258	1,081	(54)	(46,815)	12,470

Private placement, net of share issue costs	15,800,000		1,460	-	-	-	1,460
Exercise of stock options	346,000		61	(25)	-	-	36
Share-based payments	-		-	168	-	-	168
Expiry of stock options	-		-	(489)	-	489	-
Finders fee warrants	-		(97)	97	-	-	-
Other comprehensive income:
Unrealized loss on available-for-sale securities	-		-	-	(4)	-	(4)
Realized gain on available-for-sale securities	-		-	-	(77)	-	(77)
Foreign currency translation adjustment	-		-	4	197	6	207
Net loss for the year	-		-	-	-	(1,206)	(1,206)
Balance, December 31, 2012	110,242,171		$ 59,682	$ 836	$ 62	$ (47,526)	$ 13,054

Refer to the accompanying notes to the consolidated financial statements.

134 Canarc Resource Corp. Form 20-F

		Years ended December 31,
	2012	2011	2010

Cash provided from (used for):

Operations:
Net loss for the year	$ (1,206)	$ (1,209)	$ (1,396)
Items not involving cash:
Accretion of royalty receivable	-	-	(4)
Accrued interest	10	10	14
Amortization	2	3	1
Share-based payments	168	241	143
Gain on disposition of marketable securities	(77)	-	-
Gain on disposition of long-term investments	-	-	(257)
Flow-through financing costs	-	-	(150)
Deferred income tax recovery	-	(1)	(93)
Unrealized gain on derivative liability for warrants	-	-	913
Unrealized currency translation gain	(53)	-	8
Write-off of equipment	-	-	1
Write-off of mineral property interest	27	-	-
Write-off of GST recoveries	-	25	-
	(1,129)	(931)	(820)
Changes in non-cash working capital items:
Receivables and prepaids	(78)	(12)	25
Accounts payable and accrued liabilities	196	(8)	(85)
Flow through obligations	-	(39)	-
Cash used by operating activities	(1,011)	(990)	(880)

Financing:
Issuance of common shares, net of share issuance costs	1,496	528	1,287
Proceeds from demand loans	358	-	-
Repayment of demand loans	(450)	-	-
Cash provided from financing activities	1,404	528	1,287

Investing:
Proceeds from royalty receivable	-	50	50
Proceeds from disposition of marketable securities	92	-	-
Proceeds from long-term investments	-	-	306
Mineral property interests, net of recoveries	(360)	(435)	(26)
Disposition of asset held for sale, net of acquisition	-	300	(300)
Cash (used by) provided from investing activities	(268)	(85)	30

Increase (decrease) in cash	125	(547)	437
Cash, beginning of year	45	592	155

Cash, end of year	$ 170	$ 45	$ 592

Refer to the accompanying notes to the consolidated financial statements.

135 Canarc Resource Corp. Form 20-F

		Years ended December 31,
	Notes	2012	2011	2010

Non-cash financing and investing activities:

Accrual of acquisition of equipment		$ -	$ -	$ 10

Available-for-sale securities received from optioned mineral property interests	7(a)(ii)	-	-	15

Issuance of shares for mineral property interests	7(a)(ii)	-	24	24

Accounts receivable adjustment to mineral property interests		-	-	(63)

Fair value allocated to common shares issued on exercise of:
Stock options		25	22	2
Warrants		-	-	24

Expiration of stock options		489	397	198

Fair value of finder's fee warrants		97	-	-

Income taxes paid		-	-	-

Interest paid		51	9	-

Refer to the accompanying notes to the consolidated financial statements.

136 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

 1. Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #1040 – 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

The Company has no operating revenues, has incurred significant net losses of $1,206,000 (2011 - $1,209,000 and 2010 - $1,396,000), and has a deficit of $47.5 million as at December 31, 2012 (December 31, 2011 - $46.8 million). Furthermore, the Company has working capital deficiency of $589,000 as at December 31, 2012 (December 31, 2011 - $577,000). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives. There can be no assurance that management’s plans will be successful. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

137 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

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

(b) Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 22, 2013.

(c) Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

138 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(d) Functional currency and presentation currency:

The Company’s functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

139 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast significant doubt as to whether the Company could continue as a going concern.

140 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

 2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements:

The Company has reviewed new and amended accounting pronouncements that have been issued by the IASB but are not yet effective. All of the new and revised standards described below may be early adopted.

(i) IAS 27 Separate Financial Statements (2011) (“IAS 27”)

This amended version of IAS 27 now only deals with the requirements for separate financial statements, which have been carried over largely unamended from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011).

(ii) IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”)

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

141 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(iii) IFRS 9 Financial Instruments (2009) (“IFRS 9 (2009)”)

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets, as follows:

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

For annual periods beginning or after January 1, 2015, the Company must adopt IFRS 9 (2010).

(iv) IFRS 9 Financial Instruments (2010) (“IFRS 9 (2010)”)

A revised version of IFRS 9 (2010) incorporates revised requirements for the classification and measurement of financial liabilities, and carries over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

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

142 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(v) IFRS 10 Consolidated Financial Statements (“IFRS 10”)

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

(vi) IFRS 11 Joint Arrangements (“IFRS 11”)

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

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(vii) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

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

(viii) IFRS 13 Fair Value Measurement (“IFRS 13”)

The standard replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard.

This IFRS defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

144 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(viii) IFRS 13 Fair Value Measurement (“IFRS 13”) (continued)

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

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.

(ix)	Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7: Financial Instruments: Disclosures)

Amends the disclosure requirements in IFRS 7: Financial Instrument: Disclosures to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendment is applicable to annual periods beginning on or after January 1, 2013 and interim periods within those periods.

145 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(x) Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•                     the meaning of “currently has a legally enforceable right of set-off”

•                     the application of simultaneous realization and settlement

•                     the offsetting of collateral amounts

•                     the unit of account for applying the offsetting requirements.

The amendment is applicable to annual periods beginning on or after January 1, 2014.

(xi)	Annual Improvements 2009-2011 Cycle

Makes amendments to the following standards:

•	IFRS 1 - Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets
•	IAS 1 – Clarification of the requirements of comparative information
•	IAS 16 – Classification of servicing equipment
•	IAS 32 – Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes
•	IAS 34 – Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments

The amendments are applicable to annual periods beginning on or after January 1, 2013.

146 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(xii) Presentation of Items of Other Comprehensive Income (“OCI”) (Amendments to IAS 1)

The amendments apply to IAS 1 Presentation of Financial Statements to revise the way other comprehensive income is presented.

The amendments:

•	Preserve the amendments made to IAS 1 in 2007 to require profit or loss and OCI to be presented together, i.e., either as a single “statement of profit or loss and

•	comprehensive income”, or a separate “statement of profit or loss” and a “statement of comprehensive income” – rather than requiring a single continuous statement as was proposed in the exposure draft.

•	Require entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently. i.e., those that might be reclassified and those that will not be reclassified.

•	Require tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendments are applicable to annual reporting periods beginning on or after July 1, 2012.

(xiii)	Consolidated Financial Statements, Joint Arrangements and Disclosures of Interest in Other Entities: Transition Guidance

Amends IFRS 10, IFRS 11, and IFRS 12 to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

The amendment is applicable to annual periods beginning on or after January 1, 2013.

The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

147 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

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

148 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

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

149 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

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

(v) Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs.

(c) Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

150 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

(c) Mineral property interests: (continued)

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d) Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at a rate of 30% annually.

(e) Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(f) Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(g) Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures with a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

151 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

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

152 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

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

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable. The Company is not subject to any externally imposed capital requirements.

153 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital (continued)

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

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2012.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; marketable securities and long-term investments as AFS financial assets; receivables and prepaids as loans and receivables; and accounts payable and accrued liabilities and notes payable as other financial liabilities.

The Company classifies derivative liability for warrants as derivative financial liabilities and are measured at fair value. All gains and losses are included in profit or loss in the period in which they arise.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but do not have a quoted market price in an active market and are therefore measured at cost.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity. Cash and marketable securities are measured at fair values using level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

154 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

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

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, goods and services and harmonized sales tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. The Company will require significant additional funding to meet its short-term liabilities, flow through obligations and administrative overhead costs, and to maintain its mineral property interests in 2013.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payables, if any, are due on demand.

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company’s assets and liabilities as its financial statements are presented in U.S. dollars.

155 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c) Market risk: (continued)

(i) Foreign currency risk: (continued)

At December 31, 2012, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars

Cash	$ 73
Accounts payable and accrued liabilities	(512)

Net assets (liabilities)	$ (439)

Based upon the above net exposure as at December 31, 2012 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $43,900 in the cumulative translation adjustment in the Company’s shareholders’ equity.

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

156 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6. Marketable Securities

	December 31,
	2012	2011

Balance, begin of year	$ 93	$ 25
Unrealized gain on available-for-sale securities	-	71
Realized gain from disposition of available-for-sale securities	(77)	-
Disposition of available-for-sale securities at cost	(14)	-
Foreign currency translation adjustment	(2)	(3)
Balance, end of year	$ -	$ 93

The quoted market value of shares of a company was $Nil at December 31, 2012 (December 31, 2011 - $93,000), as these shares were disposed in January and February 2012 for gross proceeds of $92,000.

157 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests

	British Columbia (Canada)			Yukon (Canada)
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total
	(Note 7(a)(i))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(ii))

Acquisition Costs:

Balance, December 31, 2010	$ 3,605	$ -	$ -	$ 74	$ 3,679
Additions	-	67	6	72	145
Adjustments from change in functional currency	295	-	-	-	295
Balance, December 31, 2011	3,900	67	6	146	4,119
Additions	-	141	-	25	166
Foreign currency translation adjustment	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	$ 3,905	$ 210	$ -	$ 174	$ 4,289

Deferred Exploration Expenditures:

Balance, December 31, 2010	$ 8,660	$ -	$ -	$ 385	$ 9,045
Additions	166	106	15	48	335
Adjustments from change in functional currency	(541)	-	-	(10)	(551)
Balance, December 31, 2011	8,285	106	15	423	8,829
Additions	118	9	5	62	194
Foreign currency translation adjustment	240	2	1	10	253
Write-off	-	-	(21)	-	(21)
Balance, December 31, 2012	$ 8,643	$ 117	$ -	$ 495	$ 9,255

Mineral property interests:
Balance, December 31, 2011	$ 12,185	$ 173	$ 21	$ 569	$ 12,948
Balance, December 31, 2012	12,548	327	-	669	13,544

(a) Canada:

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2012 include a reclamation bond for $253,000 (December 31, 2011 - $247,000).

158 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(a) Canada: (continued)

(ii) Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011. In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012. If the Company does not proceed with the second stage, then a joint venture would be formed. The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the property option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

In October 2012, the Company amended the property option agreement by extending the due date for the cash payment of CAD$25,000 from October 31, 2012 to December 15, 2012 (paid); exploration expenditures of CAD$500,000 for a 51% interest which were due on October 31, 2012 were increased to CAD$700,000 and its due date extended to December 15, 2013; the due date of October 31, 2013 for both the payment of CAD$850,000 in cash or that number in common shares and exploration expenditures of CAD$600,000 for the remaining 49% interest was extended to December 15, 2014. Also the due date for annual advance NSR royalty payments of CAD$25,000 or that number of common shares was extended from October 31, 2012 to December 15, 2012 and for each subsequent year thereafter.

Cash payments of CAD$25,000 were paid in 2012 (2011 - CAD$75,000) for property option payments. In 2012, the Company paid CAD$25,000 in cash as the annual advance NSR royalty for the Tay-LP property, whereas in 2011 the Company issued 215,580 common shares at a value of CAD$0.116 per common share for CAD$25,000.

159 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(a) Canada: (continued)

(ii) Tay-LP: (continued)

In late March 2010, the Company entered into a property option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 has been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company’s underlying option agreement in good standing until October 2011. Cap-Ex terminated the property option agreement in March 2011.

(iii) Windfall Hills:

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. The Company can acquire a 100% interest in the Atna properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Option payments of $75,000 were paid for the year ended December 31, 2012.

The Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the option agreement in which the property option payment of CAD$25,000 due on April 20, 2012 was payable in 3 monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid.

(iv) Devil’s Thumb:

In May 2011, the Company staked three gold properties northeast of its Windfall Hills properties in central British Columbia. The Company wrote-off its mineral property interest in Devil’s Thumb in the third quarter of fiscal 2012.

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

160 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) Sara Kreek, Suriname: (continued)

The royalty receivable has been determined using the effective interest rate method. The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2011:

Present value of expected cash flows from royalties as at December 31, 2010	$ 50
Less: Royalty received during the year	(50)
Royalty receivable as at December 31, 2011	$ -

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

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals. The bridge loan was to close on or before February 3, 2011, mature in one year, bore simple annual interest rate of 12%, and was to be secured by a first charge on the Relief Canyon gold mine assets. If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals. At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10-day average closing price on the Toronto Stock Exchange (“TSX”).

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

161 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(d) Expenditure options:

As at December 31, 2012, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Option	Exploration	Advance Royalty	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris (Note 7(a)(i)):
Net profit interest reduction						150,000
or buydown

Tay-LP (Note 7(a)(ii)):
December 15, 2013			$ 375
December 15, 2014	$ 850		600

Annual advance royalty payments
until commercial production				$ 25

Net smelter reduction from 3% to 1.5%					$ 1,950

Windfall Hills (Note 7(a)(iii)):

Atna properties:
January 21, 2013 (paid)		$ 8
February 21, 2013 (paid)		8
March 21, 2013 (paid)		9
April 21, 2013		150
April 21, 2014		200
April 21, 2015		250

Dunn properties:
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$ 1,060	$ 625	$ 975	$ 25	$ 1,950	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex. These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.
162 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(e) Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f) Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

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

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

163 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8. Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2010	$ 10	$ -	$ 10
Additions	-	3	(3)
Balance, December 31, 2011	10	3	7
Additions	-	2	(2)
Balance, December 31, 2012	$ 10	$ 5	$ 5

9. Long-Term Investments

As at December 31, 2012, the Company had an interest of 9% in Aztec (December 31, 2011 – 9%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they are recorded at cost.

164 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Notes Payable

Balance, December 31, 2010		$ 81
Add: Accrued interest during the year		9
Less: Foreign currency translation adjustment		(2)
Balance, December 31, 2011		88
Add:
Proceeds from demand loans	$ 358
Interest during the year	32
Foreign currency translation adjustment	4
		394
Less:
Repayment of:
Principal	424
Loan bonus	7
Interest	51
		(482)
Balance, December 31, 2012		$ -

In May 2009, the Company received $53,490 in demand loans from certain directors and an officer of the Company. The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp. (“Caza”), a company with one common director, at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.

The Company arranged demand loans of $200,380 from certain directors and an officer of the Company in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually.

In October 2012, the Company repaid $212,550 in principal amounts of notes payable. Then in December 2012, the Company repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans.

As at December 31, 2011, notes payable includes interest accrual of $19,500 and loan bonus accrual of $7,300.

165 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11. Flow-through Obligation

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 was disqualified as CEE for flow-through purposes. At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 (December 31, 2011 - CAD$146,300) for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 (December 31, 2011 - CAD$51,700) in accrued interests related to the indemnities. Should the estimate change in the future, it may affect future results of operations and cash flows. In 2011, the Company paid CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes.

12. Derivative Liability for Warrants

Balance, December 31, 2010	$ 1,082
Less: Elimination of derivative liability for warrants due to change in functional currency	(1,082)
Balance, December 31, 2011	$ -

All of the Company’s outstanding share purchase warrants have exercise prices which are denominated in Canadian dollars.

Prior to January 1, 2011, the Company’s functional currency was the U.S. dollar, which resulted in the warrants being considered a derivative. Accordingly, the Company’s share purchase warrants were classified and accounted for as a derivative liability at FVTPL.

Effective January 1, 2011, the Company’s functional currency changed from the U.S. dollar to the Canadian dollar. Accordingly, the outstanding warrants are no longer treated as a derivative liability, and the corresponding recovery of $1,082,000 has been recognized in deficit.

There is no derivative liability for warrants as at December 31, 2012.

166 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i)	On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at $0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Agent’s fees are comprised of a cash commission of CAD$90,400 plus 904,000 agent’s warrants with the identical terms as the underlying warrants in the unit private placement and a corporate finance fee of CAD$37,500.

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totaling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units, and the second tranche on January 11, 2013 for 600,000 units, and the final tranche on January 18, 2013 for 1 million units. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until December 19, 2014 for 4.5 million warrants, until January 11, 2015 for 600,000 warrants and until January 18, 2015 for 1 million warrants, at $0.20 per share for the remaining 12 months until December 19, 2015 for 4.5 million warrants and until January 11, 2016 for 600,000 warrants and until January 18, 2016 for 1 million warrants. The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of each tranche of the private placement, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

167 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

 13. Share Capital (continued)

(b) Issued: (continued)

(ii)	In February 2011, the Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011. Note 7(c) provides further details.

In February 2011, the Company renounced CAD$4,760 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately CAD$1,200 (2010 – approximately CAD$96,000).

On November 1, 2011, the Company issued 215,580 common shares at a price of CAD$0.116 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property. Note 7(a)(ii) provides further details.

(iii)	In February 2010, the Company renounced CAD$475,200 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately $113,000.

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

(c) Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 9,999,000 common shares are outstanding as at December 31, 2012. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

168 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

 13. Share Capital (continued)

(c) Stock option plan: (continued)

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012		2011		2010
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	10,115,000	$0.24	9,410,000	$0.31	8,665,000	$0.38
Granted	2,860,000	$0.12	2,220,000	$0.14	2,740,000	$0.10
Exercised	(346,000)	$0.10	(299,000)	$0.11	(20,000)	$0.11
Forfeited	(145,000)	$0.13	(16,000)	$0.10	(115,000)	$0.23
Expired	(2,485,000)	$0.49	(1,200,000)	$0.69	(1,860,000)	$0.32
Outstanding balance, end of year	9,999,000	$0.15	10,115,000	$0.24	9,410,000	$0.31

Exercise price range (CAD$)	$0.10 - $0.29		$0.10 - $0.74		$0.10 - $0.74

The following table summarizes information about stock options exercisable and outstanding at December 31, 2012:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2012	(Number of Years)	(CAD$)	Dec 31, 2012	(Number of Years)	(CAD$)

$0.10	1,400,000	0.22	$0.10	1,400,000	0.22	$0.10
$0.29	1,605,000	0.37	$0.29	1,605,000	0.37	$0.29
$0.11	1,340,000	1.54	$0.11	1,340,000	1.54	$0.11
$0.10	2,184,000	2.69	$0.10	2,184,000	2.69	$0.10
$0.135	2,010,000	3.51	$0.135	1,192,000	3.51	$0.135
$0.145	1,460,000	4.46	$0.145	-	-	-
	9,999,000	2.24	$0.145	7,721,000	1.69	$0.15

169 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital (continued)

(c) Stock option plan: (continued)

During the year ended December 31, 2012, the Company recognized share-based payments of $168,000 (2011 - $241,000 and 2010 - $143,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the year. Share-based payments are segregated between directors and officers, employees and consultants as follows:

		December 31,
	2012	2011	2010

Directors and officers	$ 95	$ 225	$ 133
Employees	7	16	10
Consultants	66	-	-

	$ 168	$ 241	$ 143

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2012	2011	2010

Number of stock options granted	2,860,000	2,220,000	2,740,000
Fair value of stock options granted (CAD$)	$0.09	$0.11	$0.08

Market price of shares on grant date (CAD$)	$0.14	$0.14	$0.10
Pre-vest forfeiture rate	1.03%	1.43%	0.73%
Risk-free interest rate	1.17%	2.22%	2.16%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	113%	108%	105%
Expected option life in years	2.93	4.86	4.87

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

Stock options granted in 2011 and 2010 are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In March 2012, the Company granted 1,400,000 stock options to directors, officers, employees and consultants with an exercise price of CAD$0.10 and an expiry date of March 23, 2013, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

170 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Share Capital (continued)

(c) Stock option plan: (continued)

In June 2012, the Company granted 1,460,000 stock options to directors, officers and employees with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2012.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

(d) Warrants:

At December 31, 2012, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	December 31, 2012

$0.22	June 13, 2012	4,250,000	-	-	(4,250,000)	-

$0.15 /	until September 28, 2014	-	11,300,000	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	-	904,000	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	-	4,500,000	-	-	4,500,000
$0.20	expiry December 19, 2015 (3)

		4,250,000	16,704,000	-	(4,250,000)	16,704,000

(1)	These warrants are subject to an accelerated expiry. Note 13(b)(i) provides further details.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%. Note 13(b)(i) provides further details.

(3)	These warrants are subject to an accelerated expiry. Note 13(b)(i) provides further details.

In January 2013, the Company issued warrants for 1.6 million common shares pursuant to the closing of two tranches of a private placement. Note 13(b)(i) provides further details.

171 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

 13. Share Capital (continued)

(d) Warrants: (continued)

At December 31, 2011, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	December 31, 2011

$0.15	April 22, 2011	39,410	-	(31,675)	(7,735)	-
$0.15	October 22, 2011	202,160	-	-	(202,160)	-
$0.15	April 22, 2011	2,319,140	-	(1,185,975)	(1,133,165)	-
$0.165	May 9, 2011	128,410	-	(96,000)	(32,410)	-
$0.22	June 13, 2012	4,250,000	-	-	-	4,250,000

		6,939,120	-	(1,313,650)	(1,375,470)	4,250,000

At December 31, 2010, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	December 31, 2010

$0.15	June 1, 2010	500,000	-	-	(500,000)	-
$0.15	April 22, 2011	39,410	-	-	-	39,410
$0.15	October 22, 2011	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,568,140	-	(249,000)	-	2,319,140
$0.165	May 9, 2011	154,410	-	(26,000)	-	128,410
$0.220	June 13, 2012	-	4,250,000	-	-	4,250,000

		3,464,120	4,250,000	(275,000)	(500,000)	6,939,120

(e) Common shares reserved for issuance at December 31, 2012:

Number of Shares

Stock options (Note 13(c))	9,999,000
Warrants (Note 13(d))	16,704,000

Balance, December 31, 2012	26,703,000

172 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

 13. Share Capital (continued)

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

173 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2012	2011	2010

General and Administrative:
Accounting and audit	$ 67	$ 71	$ 69
Legal	32	80	62
Office and sundry	51	42	85
Regulatory	73	52	56
Rent	66	51	36
	$ 289	$ 296	$ 308

174 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2012, 2011 and 2010:

					Net balance receivable (payable)
		Years ended December 31,			as at December 31,
	2012	2011	2010	2012		2011

Key management compensation:
Executive salaries and remuneration (1)	$ 592	$ 473	$ 291	$ -		$ (14)
Directors fees	35	40	39	(185)		(146)
Share-based payments	89	212	116	-		-
	$ 716	$ 725	$ 446	$ (185)		$ (160)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 82	$ 72	$ 71	$ (107)		$ (83)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(s) sharing certain common director(s)	$ 36	$ 55	$ 88	$ (11)		$ (16)

(1) Includes key management compensation which is included in mineral property interests.

(2) Includes legal fees which are included in share issuance expenses.

The above transactions are incurred in the normal course of business.

16. Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada.

175 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

 17. Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2012	2011

Loss for the year	$ (1,206)	$ (1,210)
Canadian statutory tax rate	25.0%	26.5%

Income tax benefit computed at statutory rates	$ (302)	$ (321)
Temporary differences	(82)	17
Items non-deductible for income tax purposes	42	70
Benefits of tax attributes and other items	-	14
Unused tax losses and tax offsets not recognized in tax asset	411	206
Effect of change in tax rate	(69)	13
Effect of foreign exchange	-	-

Deferred income tax recovery	$ -	$ (1)

Effective January 1, 2012, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 10% for a total Canadian statutory tax rate of 25%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2012 and 2011 are presented below:

		December 31,
	2012		2011

Deferred tax assets
Capital losses carried forward	$ -		$ 7
Tax value over book value of equipment	-		101
Deferred tax assets	-		108

Deferred tax liabilities
Book value over tax value of marketable securities	-		(7)
Book value over tax value of mineral properties	-		(101)
Deferred tax liabilities	-		(108)

Net deferred tax assets	$ -		$ -

176 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17. Deferred Income Taxes (continued)

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2012	2011

Non-capital losses	$ 8,761	$ 7,427
Capital losses	10	48
Available for sale securities	12	-
Share issue costs	272	70
Tax value over book value of mineral properties	345	311
Tax value over book value of equipment	1,669	1,631
Unrecognized deductible temporary differences	$ 11,069	$ 9,487

As at December 31, 2012, the Company’s unrecognized unused non-capital losses have the following expiry dates:

177 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2014	$ 722
2015	88
2026	783
2027	1,727
2028	791
2029	1,681
2030	953
2031	876
2032	1,140

$ 8,761

178 Canarc Resource Corp. Form 20-F

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

New Polaris Gold Mines Ltd. (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly‑owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc. The Registrant owns 100% of the issued and outstanding shares.

179 Canarc Resource Corp. Form 20-F

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

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada April 11, 2013	Bradford Cooke Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

180 Canarc Resource Corp. Form 20-F

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

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada April 11, 2013		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

181 Canarc Resource Corp. Form 20-F