Form 20-F/A
period 2012-12-31
CANARC RESOURCE CORP
filed 2013-09-09
CIK 868822

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

The Company has added additional disclosure that information based on Canadian generally accepted accounting principles (“Canadian GAAP”) is not comparable to information prepared in accordance with International Financial Reporting Standards (“IFRS”). Therefore select financial information based on Canadian GAAP and IFRS have been segregated. Refer to “Item 3.A – Selected Financial Data”.

The Company has amended the Section 906 certifications for the year ended December 31, 2012. Refer to “Exhibit 13.1” and “Exhibit13.2”.

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

The selected financial information under IFRS should not be compared to the selected financial information under Canadian GAAP as the information was prepared using different financial reporting standards and are therefore not comparable.

8 Canarc Resource Corp. Form 20-F

As at and for the years ended December 31
Selected Financial Information		IFRS
(stated in thousands of U.S. dollars, except per share amounts)		2012	2011	2010

(a)	Total revenues (1)	$ -	$ -	$ -

(b)	Other incomes (2)	$ 77	$ -	$ -

(c)	Income (loss) before extraordinary items:
	(i) Total	$ (1,206)	$ (1,209)	$ (1,396)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.02)

(d)	Net income (loss):
	(i) Total	$ (1,206)	$ (1,209)	$ (1,396)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.02)
	(iii) Diluted earnings (loss) per share:	$ (0.01)	$ (0.01)	$ (0.01)

(e)	Total assets	$ 13,983	$ 13,277	$ 13,900

(f)	Total long-term debt (3)	$ -	$ -	$ -

(g)	Shareholders' equity (net assets)	$ 13,054	$ 12,470	$ 11,979

(h)	Dividends per shares	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	136,945,171	108,461,171	107,335,010
	Number of common shares	110,242,171	94,096,171	90,985,890

(1)	Canarc has no sources of operating revenues.

(2)	Other income includes gains from the disposition of marketable securities and investment and other income.
(3)	Canarc has no preferred shares.

As at and for the years ended December 31
Selected Financial Information		Canadian GAAP
(stated in thousands of U.S. dollars, except per share amounts)		2009	2008

(a)	Total revenues (1)	$ -	$ -

(b)	Other incomes (2)	$ -	$ -

(c)	Income (loss) before extraordinary items:
	(i) Total	$ (1,579)	$ (6,963)
	(ii) Basic earnings (loss) per share	$ (0.02)	$ (0.10)

(d)	Net income (loss):
	(i) Total	$ (1,579)	$ (6,963)
	(ii) Basic earnings (loss) per share	$ (0.02)	$ (0.10)
	(iii) Diluted earnings (loss) per share:	$ (0.02)	$ (0.10)

(e)	Total assets	$ 13,167	$ 12,829

(f)	Total long-term debt (3)	$ -	$ -

(g)	Shareholders' equity (net assets)	$ 12,168	$ 12,523

(h)	Dividends per shares (4)	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	94,248,775	81,433,505
	Number of common shares	81,969,655	72,704,505

(1)	Canarc has no sources of operating revenues.

(2)	Other income includes gains from the disposition of marketable securities and investment and other income.

(3)	Canarc has no preferred shares.

(4)	On June 25, 2008, Canarc did close a Plan of Arrangement (the “Arrangement”) with Caza Gold Corp. (“Caza”) whereby approximately 83% of Canarc’s interest in Caza was distributed to the shareholders of Canarc.

9 Canarc Resource Corp. Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of September 6, 2013.

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

DATED at Vancouver, British Columbia, Canada, as of September 6, 2013.

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

DATED at Vancouver, British Columbia, Canada, as of September 6, 2013.

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

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Bradford Cooke, Chairman and Chief Executive Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Bradford Cooke
Vancouver, Canada September 6, 2013	Bradford Cooke Chairman and Chief Executive Officer

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

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada September 6, 2013		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

181 Canarc Resource Corp. Form 20-F