Form 20-F
period 2013-12-31
CANARC RESOURCE CORP
filed 2014-05-20
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2013
OR
 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 114,818,195 common shares as at December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  No ☑

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No 

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes  No ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  Accelerated filer  Non-accelerated filer ☑

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP                               International Financial Reporting Standards as issued                           Other 

                                                     by the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17  Item 18 

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  No ☑

TABLE OF CONTENTS

PART I			9
ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	9
ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3.		KEY INFORMATION	9
3	.A	Selected Financial Data	9
3	.B	Capitalization and Indebtedness	13
3	.C	Reasons for the Offer and Use of Proceeds	13
3	.D	Risk Factors	13
ITEM 4.		INFORMATION ON THE COMPANY	23
4	.A	History and Development of the Company	24
4	.B	Business Overview	30
4	.C	Organizational Structure	32
4	.D	Property, Plants and Equipment	33
ITEM 4A.		UNRESOLVED STAFF COMMENTS	46
ITEM 5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47
5	.A	Operating Results	47
5	.B	Liquidity and Capital Resources	55
5	.C	Research and Development, Patents and Licenses, etc	58
5	.D	Trend Information	58
5	.E	Off-Balance Sheet Arrangements	58
5	.F	Tabular Disclosure of Contractual Obligations	59
5	.G	Safe Harbor	60
ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	61
6	.A	Directors and Senior Management	61

6	.B	Compensation	63
6	.C	Board Practices	69
6	.D	Employees	74
6	.E	Share Ownership	74
ITEM 7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
7	.A	Major Shareholders	78
7	.B	Related Party Transactions	80
7	.C	Interests of Experts and Counsel	83
ITEM 8.		FINANCIAL INFORMATION	83
8	.A	Consolidated Statements and Other Financial Information	84
8	.B	Significant Changes	86
ITEM 9.		THE OFFER AND LISTING	86
9	.A	Offer and Listing Details	86
9	.B	Plan of Distribution	88
9	.C	Markets	88
9	.D	Selling Shareholders	89
9	.E	Dilution	89
9	.F	Expenses of the Issue	89
ITEM 10.		ADDITIONAL INFORMATION	89
10	.A	Share Capital	89
10	.B	Notice of Articles and Articles of Association	90
10	.C	Material Contracts	98
10	.D	Exchange Controls	99
10	.E	Taxation	100
10	.F	Dividends and Paying Agents	107
10	.G	Statement by Experts	107

10	.H	Documents on Display	107
10	.I	Subsidiary Information	107
ITEM 11.		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	107
ITEM 12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	108
PART II			109
ITEM 13.		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	109
ITEM 14.		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS			109
ITEM 15.		CONTROLS AND PROCEDURES	109
ITEM 16.		AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL
ACCOUNTANT FEES AND SERVICES			111
16	.A	Audit Committee Financial Expert	112
16	.B	Code of Ethics	112
16	.C	Principal Accountant Fees and Services	113
16	.D	Exemptions from the Listing Standards for Audit Committees	114
16	.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers	114
16	.F	Change in Registrant’s Certifying Accountant	114
16	.G	Corporate Governance	114
16	.H	Mine Safety Disclosure	115
PART III			116
ITEM 17.		FINANCIAL STATEMENTS	116
ITEM 18.		FINANCIAL STATEMENTS	116
ITEM 19.		EXHIBITS	117

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our exploration and development activities;
•	risks related to the financing needs of our planned operations;
•	risks related to estimates of mineral deposits, resources and reserves;
•	risks related to fluctuations in mineral prices;
•	risks related to the titles of our mineral property interests;
•	risks related to competition in the mineral exploration and mining industry;
•	risks related to potential conflicts of interest with our officers and directors;
•	risks related to environmental and regulatory requirements;
•	risks related to foreign currency fluctuations;
•	risks related to our possible status as a passive foreign investment company;
•	risks related to the volatility of our common stock; and
•	risks related to the possible dilution of our common stock.

Canarc Resource Corp.	1	Form 20-F

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

Canarc Resource Corp.	2	Form 20-F

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
Canarc Resource Corp.	3	Form 20-F

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
Canarc Resource Corp.	4	Form 20-F

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
pyrite – an ore mineral of iron and sulphur.
Canarc Resource Corp.	5	Form 20-F

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
winze – an internal shaft in an underground mine.

For ease of reference, the following conversion factors are provided:

Canarc Resource Corp.	6	Form 20-F

1 mile	= 1.609 kilometres	1 pound	= 0.4535 kilogram
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

Canarc Resource Corp.	7	Form 20-F

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

Canarc Resource Corp.	8	Form 20-F

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A	Selected Financial Data

The following financial information (stated in United States dollars) with respect to the last four fiscal years ended December 31, 2013, 2012, 2011 and 2010 have been derived from Canarc’s audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). International Financial Reporting Standards 1 – First-time Adoption of International Financial Reporting (“IFRS 1”) has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated. The consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are set out and included in Item 18 of this annual report on Form 20-F.

The selected financial information for the fiscal year ended December 31, 2009 have been prepared in accordance to Canadian generally accepted accounting principles (“Canadian GAAP”).

The selected financial information under IFRS should not be compared to the selected financial information under Canadian GAAP as the information was prepared using different financial reporting standards and are therefore not comparable.

Canarc Resource Corp.	9	Form 20-F

IFRS
Selected Financial Information		As at and for the years ended December 31
(stated in thousands of U.S. dollars, except per share amounts)		2013	2012	2011	2010

(a)	Total revenues (1)	$ -	$ -	$ -	$ -

(b)	Other incomes (2)	$ -	$ 77	$ -	$ -

(c)	Income (loss) before extraordinary items:
	(i) Total	$ (1,377)	$ (1,206)	$ (1,209)	$ (1,396)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

(d)	Net income (loss):
	(i) Total	$ (1,377)	$ (1,206)	$ (1,209)	$ (1,396)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)
	(iii) Diluted earnings (loss) per share:	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

(e)	Total assets	$ 12,488	$ 13,983	$ 13,277	$ 13,900

(f)	Total long-term debt (3)	$ -	$ -	$ -	$ -

(g)	Shareholders' equity (net assets)	$ 11,412	$ 13,054	$ 12,470	$ 11,979

(h)	Dividends per share	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	141,447,195	136,945,171	108,461,171	107,335,010
	Number of common shares	114,818,195	110,242,171	94,096,171	90,985,890

(1)	Canarc has no sources of operating revenues.

(2)	Other income includes gains from the disposition of marketable securities and investment and other income.

(3)	Canarc has no preferred shares.

Canarc Resource Corp.	10	Form 20-F

Canadian GAAP
Selected Financial Information		As at and for the year ended December 31
(stated in thousands of U.S. dollars, except per share amounts)		2009

(a)	Total revenues (1)	$ -

(b)	Other incomes (2)	$ -

(c)	Income (loss) before extraordinary items:
	(i) Total	$ (1,579)
	(ii) Basic earnings (loss) per share	$ (0.02)

(d)	Net income (loss):
	(i) Total	$ (1,579)
	(ii) Basic earnings (loss) per share	$ (0.02)
	(iii) Diluted earnings (loss) per share:	$ (0.02)

(e)	Total assets	$ 13,167

(f)	Total long-term debt (3)	$ -

(g)	Shareholders' equity (net assets)	$ 12,168

(h)	Dividends per share	No cash dividends declared.

(i)	Shares:
	Diluted number of common shares	94,248,775
	Number of common shares	81,969,655

(1)	Canarc has no sources of operating revenues.

(2)	Other income includes gains from the disposition of marketable securities and investment and other income.

(3)	Canarc has no preferred shares.

Canarc Resource Corp.	11	Form 20-F

The Company is involved with mineral exploration and does not have any sources of operating revenues.

On April 28, 2014, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.1025.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
October	2013	1.0384	1.0345
November	2013	1.0510	1.0469
December	2013	1.0670	1.0616
January	2014	1.0974	1.0910
February	2014	1.1089	1.1026
March	2014	1.1138	1.1074

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2009	1.3066	1.0251	1.1420	1.0510
2010	1.0848	0.9931	1.0299	0.9946
2011	1.0658	0.9407	0.9891	1.0170
2012	1.0443	0.9642	0.9996	0.9949
2013	1.0704	0.9838	1.0298	1.0617

Canarc Resource Corp.	12	Form 20-F

3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D	Risk Factors

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

Canarc Resource Corp.	13	Form 20-F

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

As noted in its audited consolidated financial statements for the year ended December 31, 2013, the Registrant has no operating revenues, has incurred significant operating losses and has an accumulated deficit of approximately $48.7 million at December 31, 2013. Furthermore, the Registrant has a working capital deficiency of approximately $921,000 as at December 31, 2013, and lack sufficient funds to achieve the Registrant’s planned business objectives. The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2013 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Registrant’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Canarc Resource Corp.	14	Form 20-F

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

There is no assurance given by the Registrant that it owns legal title to its mineral property interests.

Canarc Resource Corp.	15	Form 20-F

The acquisition of title to mineral property interests is a very detailed and time-consuming process. Title to any of the Registrant’s mining concessions may come under dispute. While the Registrant has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Registrant has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Registrant’s mineral property interests. The mineral property interests may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Registrant’s mineral property interests are located. To the best of the knowledge of the Registrant, although the Registrant understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga’a Tribal Council (which may encompass the Eskay Creek property), no legal actions have been formally served on the Registrant to date asserting such rights with respect to mining properties in which the Registrant has an interest.

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

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In particular, Bradford Cooke, a Director of the Registrant, is also a Director of Aztec Metals Corp. (“Aztec”) and Endeavour Silver Corp. (“Endeavour”), companies in which the Registrant previously owned or currently owns shares. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant. In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

Canarc Resource Corp.	16	Form 20-F

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

Canarc Resource Corp.	17	Form 20-F

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

Canarc Resource Corp.	18	Form 20-F

Mining involves various types of risks and hazards, including:

•	environmental hazards,
•	power outages,
•	metallurgical and other processing problems,
•	unusual or unexpected geological formations,
•	structural cave-ins or slides,
•	flooding, fire, explosions, cave-ins, landslides and rock-bursts,
•	inability to obtain suitable or adequate machinery, equipment or labour,
•	metals losses, and
•	periodic interruptions due to inclement or hazardous weather conditions.

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

Canarc Resource Corp.	19	Form 20-F

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

Jurisdiction and Enforcement in U.S. and Canadian Courts.

Canarc Resource Corp.	20	Form 20-F

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

Potential investors who are United States taxpayers should be aware that Canarc may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years. This status arises due to the fact that Canarc’s excess exploration funds may be invested in interest bearing securities creating “passive income” which, while modest and ancillary to the exploration business, has been Canarc’s only substantive source of income in the past. If Canarc is a PFIC for any year during a United States taxpayer’s holding period, then such a United States taxpayer, generally, will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Canarc. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A United States taxpayer who makes a QEF election generally must report on a current basis its share of Canarc’s net capital gain and ordinary earnings for any year in which Canarc is a PFIC, whether or not Canarc distributes any amounts to its shareholders. A United States taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. Item 10.E provides further details.

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

Canarc Resource Corp.	21	Form 20-F

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

Canarc Resource Corp.	22	Form 20-F

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

At December 31, 2013, the Company had 114,818,195 common shares and 8,325,000 outstanding share purchase options and 18,304,000 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2013, securities that could be dilutive represented approximately 23.19% of the Company’s issued shares. None of these dilutive securities were exercisable at prices below the December 31, 2013 closing market price of CAD$0.04 for the Company’s shares, which would not accordingly result in dilution to existing shareholders.

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

Canarc Resource Corp.	23	Form 20-F

4.A	History and Development of the Company

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

Business Address

Office address:                                      Suite #301, 700 West Pender Street

Vancouver, British Columbia, Canada, V6C 1G8

Phone: (604) 685-9700

Registered address:                             #1040 – 999 West Hastings Street

Vancouver, British Columbia, Canada, V6C 2W2

Phone: (604) 683-1102

Canarc Resource Corp.	24	Form 20-F

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties. The Registrant currently owns or holds, directly or indirectly, interests in several precious metal properties which are located in Canada, as follows:

- New Polaris property in British Columbia,

- Windfall Hills properties, British Columbia, and

- Eskay Creek property in British Columbia,

of which the New Polaris property is the material mineral property of the Registrant.

In its consolidated financial statements prepared in accordance with IFRS, the Registrant has capitalized costs, net of recoveries and write-downs, of approximately $12.3 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2013 and are summarized as follows for the past three fiscal years:

		2013			2012			2011
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$ 3,892	$ 7,938	$ 11,830	$ 3,905	$ 8,643	$ 12,548	$ 3,900	$ 8,285	$ 12,185
Windfall Hills	408	92	500	210	117	327	67	106	173
Devil's Thumb (1)	-	-	-	-	-	-	6	15	21

Yukon (Canada):
Tay-LP (2)	-	-	-	174	495	669	146	423	569

	$ 4,300	$ 8,030	$ 12,330	$ 4,289	$ 9,255	$ 13,544	$ 4,119	$ 8,829	$ 12,948

(1) The Devil’s Thumb property was written off in 2012.

(2) The Tay-LP property was written off in 2013.

Canarc Resource Corp.	25	Form 20-F

Further information and details regarding Canarc’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2013 and to the date of this Form 20-F, the Registrant had been engaged in exploration and development of precious metal projects in Canada. The major events in the development of the Registrant’s business over the last three years are set out below. Information and details regarding the Registrant’s properties are provided in Item 4.D.

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

Canarc Resource Corp.	26	Form 20-F

In May 2011, Canarc entered into an agreement for sale of the assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by Canarc.

Strategic Mine Acquisition Partnership with Canford Capital Inc. (“Canford”)

In late September 2012, Canarc granted Canford a 120-day period of exclusivity to complete its due diligence and to execute a property option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. Canarc was to be the manager of the project during the property option period. In February 2013, Canarc entered into a Strategic Mine Acquisition Partnership (“SMAP”) with Canford for the purpose of acquiring, expanding and operating gold mines in North America (the “Acquisition Opportunities”). The main parameters of the SMAP agreement were as follows:

(1)	Canarc was to be the manager of the SMAP, and was to identify and evaluate each Acquisition Opportunity including the timing and capital required;
(2)	Once Canarc and Canford agreed to pursue a particular Acquisition Opportunity, Canarc was to complete the due diligence on behalf of the SMAP and Canford was to then arrange 100% of the debt financing required by the SMAP;
(3)	Upon closing each Acquisition Opportunity, Canford was to own a 51% interest and Canarc was to own a 49% interest therein until the debt financing was repaid in full;
(4)	Upon repayment of the debt financing, Canarc would then own a 51% interest and Canford would own a 49% interest therein;
(5)	Canford was to exercise its warrants for 5.65 million common shares of Canarc with an exercise price of CAD$0.15 for total proceeds of CAD$847,500, on the date of closing of the first Acquisition Opportunity; and
(6)	Canarc was to grant Canford a further 60 day period of exclusivity to execute a property option agreement to earn up to a 51% interest in the New Polaris gold mine project in return for up to a CAD$30 million investment in exploration and development, as previously agreed, on the date of closing of the first Acquisition Opportunity.

This Agreement was to be binding upon both Canarc and Canford until it was replaced by a more formal Strategic Joint Venture Partnership Agreement. Canarc and Canford agreed to use their respective commercially reasonable best efforts to complete a more formal Strategic Mine Acquisition Partnership Agreement on or before March 1, 2013. In March 2013, no formal SMAP agreement was executed, and Canford did not commit nor arrange financing for the proposed property option and joint venture to develop the New Polaris gold project nor for the SMAP to acquire operating gold mines in North America.

Letter of Intent with Pan American Goldfields Ltd.

In February 2014, Canarc signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby Canarc may acquire all of the outstanding common shares of Pan American (the “Transaction”).

The main asset of Pan American is its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. Pan American, together with its partner operator, Minera Rio Tinto SA de CV (“MRT”), is in pilot production at its gold-silver mine at La Cieneguita whereby Pan American receives 35% of net cash flow from production. Subject to due diligence, Canarc and Pan American were of the view that the mine can potentially be modernized and expanded in phases to become a core asset of the combined company.

Canarc Resource Corp.	27	Form 20-F

The structure of the proposed Transaction was subject to review and consultation by the parties; however, the LOI anticipated that Canarc would acquire all of the outstanding common shares of Pan American (the "Shares") and that the shareholders of Pan American would receive 0.82 (the “Exchange Ratio”) of a common share of Canarc and 0.25 of a warrant of Canarc (each whole warrant being a “Warrant”) for each Share held. The proposed Exchange Ratio implied a 25% premium to the volume weighted average price of the Shares over the last 20 trading days and accounted for the USD to CAD currency conversion. Each Warrant would be exercisable to purchase one common share of Canarc at an exercise price equal to CAD$0.15 for a period of 3 years.

Pan American had granted Canarc a 130 day period of exclusivity (the “Exclusivity Period”) to complete its due diligence and negotiate a definitive agreement with respect to the Transaction. The LOI would terminate on June 30, 2014 unless terminated earlier by either party as a result of its due diligence.

Pursuant to the terms of the LOI, Canarc had agreed to pay $100,000 (the “Funds”) to Pan American, following TSX approval. Pan American had agreed to repay the Funds to Canarc in the event that (a) Canarc terminated the LOI or determined not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminated the LOI or determined not to proceed with the Transaction for any reason.

Canarc planned to use commercially reasonable efforts to raise up to $1.8 million in working capital financing pursuant to a private placement, subject to regulatory approval. In the event that the private placement was completed, the parties had agreed to negotiate an interim loan facility (the “Loan”). Under the Loan, Canarc would lend Pan American up to a total of $250,000 prior to closing of the Transaction.

Following the completion of the Transaction, Pan American would have the right to nominate two persons to the board of directors of the combined company. The remainder of the board would be nominees of Canarc.

The Transaction remained subject to the parties negotiating and entering into a definitive agreement by June 30, 2014. Entering into a definitive agreement with respect to the Transaction was subject to, among other things: (a) each party being satisfied in its sole discretion as to the results of its due diligence review, and (b) approval of the board of directors of each party. The definitive agreement would include customary provisions and deal protections, including receipt of all necessary consents and approvals, including all required stock exchange and shareholder approvals.

In May 2014, as a result of its due diligence, Canarc terminated the LOI with Pan American.

Others

Canarc Resource Corp.	28	Form 20-F

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property, located in Yukon. The Company decided not to proceed with any further expenditure on the Tay-LP property which was written off in November 2013. Item 4.D provides further details.

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia, collectively known as the Windfall Hills property. The Company acquired 100% interests in the Atna and Dunn properties in April 2013. Item 4.D provides further details.

In May 2011, the Company staked three gold properties, Devils’ Thumb property, totalling 17,175 hectares northeast of its Windfall Hills properties in central British Columbia, which was written off in September 2012.

On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Canford was the sole subscriber in the private placement and became an insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of the Company at that time. Item 5.B provides further details.

In 2012, the Company arrange demand loans of $358,000 from certain directors and an officer of the Company. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In October and December 2012, the Company repaid all principal and interest in full settlement of outstanding demand loans.

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totalling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. Item 5.B provides further details.

In November 2013, the TSX has advised the Company that the TSX is reviewing the eligibility for continued listing on the TSX of the securities of the Company pursuant to Part VII of the Toronto Stock Exchange Company Manual. The Company is being reviewed under the Remedial Review Process and has been granted 120 days to comply with all requirements for continued listing. Specifically the Company needs to comply with expenditures of CAD$350,000 on exploration or development work on its mineral resource properties and with adequate working capital. If the Company cannot demonstrate that it satisfies all TSX requirements on or before March 10, 2014, the Company’s securities would be delisted 30 days from such date. In February 2014, the Company had provided a submission to the TSX regarding budgeted exploration expenditures of CAD$350,000 for its Windfall Hills property and in January 2014 closed a non-brokered private placement for CAD$900,000. In March 2014, the TSX had extended its review of the eligibility of the common shares of the Company for continued listing for a period of 30 days. In April 2014, the TSX extended its review by another 30 days which was then extended by 60 days in May 2014.

Canarc Resource Corp.	29	Form 20-F

In fiscal 2013, the Company received demand loans of $126,000 from two directors, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

On January 31, 2014, the Company closed a non-brokered private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000, with each unit comprised of one common share and one-half of a whole common share purchase warrant. Item 5.B provides further details.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of a whole common share purchase warrant. Item 5.B provides further details.

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

The Registrant and its management group have in the past been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada, U.S.A., and Central and South America. Starting with grass roots exploration prospects, it progressed to more advanced properties. To date, the Registrant has not received any operating revenues from its mineral property interests. The Registrant plans to continue exploring and developing its mineral property interests and, if appropriate, the Registrant intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its mineral property interests. The Registrant seeks to identify properties with significant potential and to acquire those properties on the basis of property option agreements relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant’s mineral property interests. Items 3.D and 4.A provide further details.

Canarc Resource Corp.	30	Form 20-F

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

Trends

Canarc Resource Corp.	31	Form 20-F

The cumulative annual average for gold prices did increase from $1,572 in 2011 to $1,669 in 2012 and then decreased to $1,411 in 2013 and closing at $1,299 on April 28, 2014. Gold prices did not achieve new highs in 2013 relative to 2012. In 2011, prices reached an annual high of $1,895 but only achieved an annual high of $1,792 in October 2012 and $1,694 in January 2013. The high for 2014 was on March 14, 2014 at $1,385 which is lower than the annual highs in 2013 and 2012.

During the same period from January 2011 to December 2013, the closing market price for the Registrant’s shares decreased from CAD$0.29 to CAD$0.04 – a decrease of 86%, and the high of CAD$0.30 was in January 2011. On April 28, 2014, the closing market share price was CAD$0.10. The lack of financing and a joint venture partner to advance the New Polaris gold project contributed to the ongoing weaknesses in the market price of the Registrant’s shares although the liquidity and market price of its shares were heightened during the exclusivity period with Canford from September 2012 to early March 2013. Management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc’s mineral property interests, and also to evaluate and consider new acquisitions in the gold arena.

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

Canarc Resource Corp.	32	Form 20-F

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

4.D	Property, Plant and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2013):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,892,000	$7,938,000	$11,830,000
Windfall Hills	BC, Canada	100.00%	$408,000	$92,000	$500,000
Eskay Creek	BC, Canada	33.33%	$0	$0	$0

¹ Subject to any royalties or other interests as disclosed below.

² Previously known as “Polaris-Taku”.

3 Net of recoveries and write-downs.

NOTE: All monetary figures are in terms of U.S.$ unless otherwise noted. See below for further details on each property.

The following is a more detailed description of the mineral properties listed above in which the Registrant has an interest.

Canarc Resource Corp.	33	Form 20-F

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

Canarc Resource Corp.	34	Form 20-F

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

Table 1 - LIST OF CLAIMS

Claim Name	Lot No.	Folio #	Claim Name	Lot No.	Folio #
Polaris No.1	6109	4472	Snow	3497	4545
Polaris No.2	6140	5223	Snow #2	3495	5088
Polaris No.3	6141	5223	Snow #3	3494	5495
Polaris No.4	3498	4545	Snow #4	3499	5495
Polaris No.5	6143	5223	Snow #5	6105	4472
Polaris No.6	6144	5223	Snow #8	6107	4472
Polaris No.7	6145	5223	Snow #7	3500	4472
Polaris No.8	6146	5223	Snow #6	6106	4472
Polaris No.9	6147	5223	Snow #9	6108	4472
Polaris No.10	6148	5290	Black Diamond	3491	4472
Polaris No.11	6149	5290	Black Diamond No.3	6030	4944
Polaris No.12 Fr	6150	5290	Blue Bird No.1	5708	4545
Polaris No.13 Fr	6151	5290	Blue Bird No.2	5707	4545
Polaris No.14	6152	5290	Lloyd	6035	5010
Polaris No.15	6153	5290	Lloyd No.2	6036	5010
Silver King No.1	5489	4804	Rand No.1	6039	5010
Silver King No.2	5490	4804	Rand No.2	6040	5010
Silver King No.3	5493	4804	Minto No.2	6033	4944
Silver King No.4	5494	4804	Minto No.3	6034	4944
Silver King No.5	5491	4804	Jumbo No.5	6031	4944
Silver King No.6	5492	4804	Ready Bullion	6032	4944
Silver King No.7	5495	4804	Roy	6042	5088
Silver King No.8	5717	4545	Frances	6041	5010
Sliver Queen No 1	6026	4545	Eve Fraction	6170	5495
Sliver Queen No 2	6027	4545	Eve No.1 Fraction	6171	5495
Sliver Queen No 3	6028	4944	P.T. Fraction	3493	5495
Sliver Queen No 4	6029	4944	Ant Fraction	3492	5088
Silver Strand	6037	5010	Atlin Fraction	3496	5088
Silver Strand No.2	6038	5010	Powder Fraction	6043	5088
F.M Fraction	6044	5088	Jay Fraction	6045	5088
Par Fraction	6154	5290

Canarc Resource Corp.	35	Form 20-F

James Moors, P.Geo, who was Vice President Exploration of the Registrant at that time, was the Qualified Person for the purposes of the foregoing technical disclosure on the New Polaris Gold Project. The information in the following summary on the New Polaris Gold Project has been derived in part from and is partially based on the assumptions, qualifications and procedures set out in the Technical Report titled “Resource Potential, New Polaris Project” (the “New Polaris Technical Report”) dated March 14, 2007 and prepared by R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, who are independent Qualified Persons as defined by National Instrument 43-101 (“NI 43-101”) and was prepared in compliance with NI 43-101, to the best of the Registrant’s knowledge.

The following extracted from, or are accurate paraphrasing of, the executive summary, or other sections as indicated from the New Polaris Technical Report, the full copy of which is available online at www.sedar.com as filed on March 16, 2007. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

Summary

Canarc Resource Corp.	36	Form 20-F

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

Canarc Resource Corp.	37	Form 20-F

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

Canarc Resource Corp.	38	Form 20-F

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

Canarc Resource Corp.	39	Form 20-F

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

In late September 2012, Canarc granted Canford a 120-day period of exclusivity to complete its due diligence and to execute an option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. Canarc was to be the manager of the project during the option period. Pursuant to an agreement to form a SMAP dated February 1, 2013, Canarc granted Canford a further 60-day period of exclusivity on the date on which Canarc was to close an acquisition opportunity subject to the execution of a formal SMAP agreement on or before March 1, 2013. However, in March 2013, no formal SMAP agreement was executed, and Canford was not able to commit or arrange financing for the proposed option and joint venture to develop the New Polaris gold project. Canarc continues to pursue alternative sources of financing and joint venture partner for the New Polaris project.

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101 unless otherwise stated. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

Tay-LP Property, Yukon, Canada

On August 24, 2009, Canarc entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period, which can occur in two stages. In the first stage, Canarc could have earned a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period. In the second stage, Canarc could have earned an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at Canarc’s discretion and spending CAD$600,000 on exploration by the third year. If Canarc did not proceed with the second stage, then a joint venture would have been formed. Canarc was to pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement was subject to net smelter returns (“NSR”) totalling 3% which could be reduced to 1.5% by payments totalling $1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property was put into commercial production, Canarc was to pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of Canarc and which was to be deducted from NSR obligations. The NSR of 3% was subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but could have been been reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

Canarc Resource Corp.	40	Form 20-F

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

David St. C. Dunn, P.Geo., and James Moors, P.Geo, who was Vice President Exploration of the Registrant at that time, were the Qualified Persons for the purposes of the technical disclosure on the Tay-LP property as set out in the Technical Report titled “2009 Diamond Drilling Program on the Tay-LP Property” dated March 30, 2010, prepared by David St. C. Dunn, P.Geo., and James G. Moors, PGeo (BC), who was Vice-President, Exploration, of the Registrant at that time (the “Tay-LP Technical Report”).

Canarc Resource Corp.	41	Form 20-F

The following information was extracted from, or includes accurate paraphrasings of, the executive summary, or other sections as indicated, from the Tay-LP Technical Report, the full copy of which is available online at www.sedar.com as filed on April 1, 2010. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Tay-LP Technical Report.

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

The 2009 exploration program was carried out between September 9th and September 25th and comprised 1868 metres of diamond drilling. Personnel included: one of the authors, James Moors, P.Geo., who was V.P. Exploration of Canarc Resource Corp. at that time; Robin S. Tolbert, Project Geologist; Lyle Hansen, Assistant Geologist; and core cutters Robert Smallwood and John Dicks of Atlin. Diamond drilling was performed by Hy-Tech Diamond Drilling of Smithers, B.C.

A road accessible tent camp located near the centre of the property was the base of operations.

The cost of field work and analysis on the property in 2009 was $480,000.

Reserves or resources have not been calculated for the property.

The primary author was part of the 2003 Prospecting and Geochemical surveying program on the Tay-LP claims (Schmidt, U., 2004).

Summary

Canarc Resource Corp.	42	Form 20-F

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

Location Map

Canarc Resource Corp.	43	Form 20-F

David St. C. Dunn, P.Geo., and James Moors, P.Geo, who was Vice President Exploration of the Registrant at that time, are the Qualified Persons for the Tay-LP Technical Report.

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay-LP which identified several new EM conductors and magnetic anomalies within prospective geological settings. In March 2011, Cap-Ex terminated its property option agreement with Canarc.

Canarc Resource Corp.	44	Form 20-F

Canarc completed the permitting process for exploration work at the Tay-LP property in 2012.

Canarc decided not to proceed with any further expenditure on the Tay-LP property which was written off in 2013.

Windfall Hills properties, British Columbia, Canada

In April 2011, Canarc entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, Canarc entered into a property option agreement with Atna Resources Ltd. (“Atna”) whereby Canarc can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, Canarc amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Property option payments of $25,000 were paid in 2013 (2012 - $75,000). In April 2013, Canarc entered into a property purchase agreement with Atna whereby Canarc acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2011, Canarc entered into a property option agreement with a vendor whereby Canarc can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, Canarc amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, Canarc entered into a property purchase agreement whereby Canarc acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

Canarc completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry. Results of this work along with preliminary exploration work over the remainder of the claims will help define targets for drilling. In 2014, Canarc has developed a drilling program for 1,600 metres over 8 drill holes for the Windfall Hills project.

Canarc Resource Corp.	45	Form 20-F

Devil’s Thumb property, British Columbia, Canada

In May 2011, Canarc staked three gold properties, known as Devil’s Thumb, totalling 17,175 hectares, which was located northeast of its Windfall Hills properties in central British Columbia. Canarc wrote-off the property in the third quarter of 2012.

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

Not applicable, except as noted in the Form 20-F.

In November 2013, the TSX has advised the Registrant that the TSX is reviewing the eligibility for continued listing on the TSX of the securities of the Registrant pursuant to Part VII of the Toronto Stock Exchange Company Manual. The Registrant is being reviewed under the Remedial Review Process and has been granted 120 days to comply with all requirements for continued listing. Specifically the Registrant needs to comply with expenditures of CAD$350,000 on exploration or development work on its mineral resource properties and with adequate working capital. If the Registrant cannot demonstrate that it satisfies all TSX requirements on or before March 10, 2014, the Registrant’s securities will be delisted 30 days from such date. In February 2014, the Registrant had provided a submission to the TSX regarding budgeted exploration expenditures of CAD$350,000 for its Windfall Hills property and in January 2014 closed a non-brokered private placement for CAD$900,000. In March 2014, the TSX has extended its review of the eligibility of the common shares of the Registrant for continued listing for a period of 30 days. In April 2014, the TSX extended its review by another 30 days which was then extended by 60 days in May 2014.

Canarc Resource Corp.	46	Form 20-F

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2013, 2012 and 2011 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

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

Canarc Resource Corp.	47	Form 20-F

Fiscal Year 2013 – Year ended December 31, 2013 compared with December 31, 2012

Canarc incurred a net loss of $1.38 million for the year ended December 31, 2013 which is slightly higher than the net loss of $1.21 million for fiscal 2012, whereas operating losses were lower in the current year. Net losses were impacted by different functional expense items.

Canarc has no sources of operating revenues. Operating losses continue to be incurred for ongoing activities of Canarc in seeking an appropriate joint venture partner for the New Polaris property and in pursuing new projects of merit.

Corporate development expenses were higher in the first quarter of 2013 than the same quarter in 2012. The equity financings in the latter half of fiscal 2012 and in January 2013 allowed some discretionary funds for Canarc to actively assess projects of merit. The impetus was also pre-empted by the SMAP arrangement between Canarc and Canford as Canarc intensified its efforts to identify acquisition opportunities which were to be debt financed by Canford and which arrangement ceased in March 2013. Corporate development expenses were negligible in the remaining quarters of 2013.

Remuneration for employees was lower in each quarterly period in 2013 relative to the comparable periods in 2012 due to reduction in staff personnel and the retirement of one director in the first half of 2013, as Canarc continued to evaluate gold projects for acquisition purposes and to seek possible partners for the New Polaris project. Similar effects occurred on a quarterly comparative basis for 2013. Exploration activities were nominal for Canarc’s mineral exploration properties which were subject to financing, resulting in lower employee allocations to its various mineral property interests.

General and administrative expenses were lower in 2013 than in 2012 which were attributed to the reduced level of corporate activity for most of 2013 and for professional fees for audit. On a quarter by quarter basis for 2013, legal fees were higher in the second quarter due to higher legal fees in formalizing the engagement with Canford and the adoption of the advance notice policy for the nomination of directors. Office and sundry and rent reflect the ongoing minimalistic expenditures for ancillary office support facilities. Regulatory fees generally are higher earlier in the fiscal year due to sustaining and annual filing fees and annual general meeting. Canarc has reduced discretionary expenses due to limited cash resources.

Shareholder relations activities were higher in the early part of 2012 so as to promote greater awareness of the profile of Canarc and its portfolio of projects, especially the New Polaris project with its revised preliminary economic assessment which indicated conceptually the project’s stronger financial viability due to heightened gold prices, and its other mineral property interests in Tay-LP and Windfall Hills. The focus of the shareholder relations program in 2012 was to expand the market awareness of Canarc and its base of shareholders, so as to allow Canarc to advance its New Polaris project through a joint venture or strategic partnership. These efforts continued to attract expressions of interests in Canarc’s New Polaris project, and would supplement the financial advisory services from Primary Capital in evaluating strategic alternatives to enhance shareholder value for Canarc in 2012. Also such activities provided the catalyst for the brokered private placement for CAD$1.13 million with Canaccord as agent and with Canford as the single subscriber which became an Insider of Canarc by virtue of holding more than 10% of the issued and outstanding share capital of Canarc at the closing date of the financing in September 2012, and a 120-day period of exclusivity for Canford to complete its due diligence and to execute a property option agreement for Canford to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. This relationship between Canarc and Canford transitioned into a SMAP in February 2013 in which such relationship ended in March 2013. Shareholder relations activities subsided during 2013, given the ongoing market weaknesses and trend of gold prices at that time.

Canarc Resource Corp.	48	Form 20-F

Share-based payments were significantly lower in 2013 than in 2012. Fewer stock options vested or were subject to vesting provisions in the current year than in the prior year. Also the 1,460,000 stock options which were granted in June 2012 with an exercise price of CAD$0.145 and an expiry date of June 18, 2017 will only vest when Canarc consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2013. No probable likelihood of a material transaction was attributed to these June 2012 stock option grants, and therefore no share-based payments were recognized. The retirement of a director in June 2012 and June 2013 resulted in the forfeiture of unvested stock options which reduced share-based payments expense.

In 2013, Canarc recognized a gain of $99,000 from writing off certain payables related to an exploration project which was written off in 2008.

Also in 2013, Canarc recognized a gain from writing off the provision for $213,000 related to flow-through tax obligations. Canarc determined that it was improbable that the obligation would result in cash outlays.

The higher operating losses in 2012 were offset by the realized gain of $77,000 from the disposition of available-for-sale securities. The disposition of Cap-Ex shares provided proceeds of CAD$92,400 for working capital in the first quarter of 2012.

Interest expense was higher in 2012 from the compounding effects of interest accruals for existing and greater demand loans in 2012 and for the estimated flow through indemnity obligation from ineligible Canadian exploration expenditures for flow-through purposes. In fiscal 2012, Canarc arranged demand loans of $358,000 from certain directors and an officer of Canarc, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. Demand loans which were outstanding in 2012 were settled in full in the fourth quarter of 2012. In fiscal 2013, Canarc received demand loans of $126,000 from certain directors of Canarc, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. Interest expense in 2013 was accrued for the demand loans and for the estimated flow through indemnity obligation. In January 2014, Canarc repaid all principal and interest in full settlement of outstanding demand loans.

The appreciation of the US$ relative to the CAD$ had nominal impact on Canarc’s net loss for 2013.

Canarc Resource Corp.	49	Form 20-F

In fiscal 2013, Canarc wrote-down its investment in Aztec Metals Corp. (“Aztec”), a company with two common directors, to a nominal value of CAD$100 due to the lack of liquidity of the shares of Aztec. There has been no quoted market value for the Aztec shares and such investment has in the past been recorded at cost. Canarc also wrote-off its receivable of $52,000 from Aztec due to Aztec’s inability to raise adequate financing to repay its debts owed to Canarc.

In 2013, Canarc wrote-off the Tay LP property amounting to $636,000, which contributed significantly to the higher net loss in comparison to 2012. Canarc wrote-off the Devil’s Thumb property in 2012.

As at December 31, 2013, Canarc has mineral property interests which are comprised of the following:

	British Columbia (Canada)			Yukon (Canada)
($000s)	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total

Acquisition Costs:

Balance, December 31, 2011	$ 3,900	$ 67	$ 6	$ 146	$ 4,119
Additions	-	141	-	25	166
Adjustments from change in functional currency	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	3,905	210	-	174	4,289
Additions	-	212	-	-	212
Foreign currency translation adjustment	(13)	(14)	-	(11)	(38)
Write-off	-	-	-	(163)	(163)
Balance, December 31, 2013	$ 3,892	$ 408	$ -	$ -	$ 4,300

Deferred Exploration Expenditures:

Balance, December 31, 2011	$ 8,285	$ 106	$ 15	$ 423	$ 8,829
Additions	118	9	5	62	194
Adjustments from change in functional currency	240	2	1	-	243
Write-off	-	-	(21)	10	(11)
Balance, December 31, 2012	8,643	117	-	495	9,255
Additions	17	(18)	-	10	9
Foreign currency translation adjustment	(722)	(7)	-	(32)	(761)
Write-off	-	-	-	(473)	(473)
Balance, December 31, 2013	$ 7,938	$ 92	$ -	$ -	$ 8,030

Mineral property interests:
Balance, December 31, 2012	$ 12,548	$ 327	$ -	$ 669	$ 13,544
Balance, December 31, 2013	11,830	500	-	-	12,330

Canarc Resource Corp.	50	Form 20-F

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

Canarc Resource Corp.	51	Form 20-F

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

Canarc Resource Corp.	52	Form 20-F

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

Canarc Resource Corp.	53	Form 20-F

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

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property interest from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a mineral property interest being carried out by the Registrant or its partners or when a property interest is abandoned or when the capitalized costs are not considered to be economically recoverable, the related mineral property costs are written down to the amount recoverable. The amounts for mineral property interests as shown in the Registrant’s consolidated financial statements represent costs incurred to date, less write-downs and any recoveries, and are not intended to reflect present or future values.

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

Canarc Resource Corp.	54	Form 20-F

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

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
(in $000s)	2013	2012

Cash	$ 50	$ 170
Working capital (deficiency)	$ (921)	$ (589)

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

Canarc Resource Corp.	55	Form 20-F

In fiscal 2012, Canarc received proceeds of CAD$35,600 from the exercise of stock options for 346,000 common shares.

In fiscal 2012, Canarc arranged demand loans of $358,000 from certain directors and an officer of the Company. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In October and December 2012, the Company repaid all principal and interest in full settlement of outstanding demand loans.

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

In fiscal 2013, Canarc received demand loans of $126,000 from two directors, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

The working capital deficiency of $921,000 at December 31, 2013 includes demand loans of $131,000 which were fully settled in January 2014.

Canarc Resource Corp.	56	Form 20-F

At December 31, 2013, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Number of
Shares

New Polaris:
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Canarc has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2013.

On January 31, 2014, the Company closed a placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 was paid for the private placement.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid $66,170 in cash and issued 661,718 in warrants as finders’ fees. On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid $6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders fee warrants have the same terms as the underlying warrants in the unit private placement.

Canarc’s ability to continue as a going concern is dependent on the ability of Canarc to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives.

Canarc Resource Corp.	57	Form 20-F

Canarc will continue to rely upon equity financing as its principal source of financing its projects and its ongoing working capital needs.

5.C	Research and Development, Patents and Licenses, etc.

The Registrant does not currently carry out research and development activities.

Items 4.A, 4.D, 5.A and 5.F provide details of the Registrant’s mineral property interests, exploration activities, acquisitions and write-downs.

5.D	Trend Information

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

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

Shareholder Rights Plan

Canarc Resource Corp.	58	Form 20-F

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

As the Registrant performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2013:

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

Canarc Resource Corp.	59	Form 20-F

Pursuant to the terms of the LOI, Canarc and Pan American would negotiate an interim loan facility whereby Canarc would lend Pan American up to a total of $250,000 prior to closing of the Transaction. In May 2014, as a result of its due diligence, Canarc terminated the LOI with Pan American. Item 4.A provides further details.

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

The Registrant’s estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrant’s current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others:

•	risks related to our exploration and development activities;
•	risks related to the ongoing financing of our planned operations;
•	risks related estimates of mineral deposits;
•	risks related to fluctuations in mineral prices;
•	risks related to the title of our properties;
•	risks related to the highly competitive mineral exploration and mining industry;
•	risks related to potential conflicts of interest with our officers and directors;
•	risks related to environmental and regulatory requirements;
•	risks related to foreign currency fluctuations;
•	risks related to the Registrant’s possible status as a passive foreign investment company;
•	risks related to the volatility of the Registrant’s common stock; and
•	risks related to the possible dilution of the Registrant’s common stock,
Canarc Resource Corp.	60	Form 20-F

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

The directors and senior management of Canarc as of April 28, 2014 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Registrant and Period of Service
COOKE, Bradford British Columbia, Canada

Chairman and Director of Canarc Resource Corp.

(since January 22, 1987);

Chief Executive Officer

(from January 22, 1987 to January 13, 2014);

President of Canarc Resource Corp.

(from January 22, 1987 to January 1, 2006);

Chief Executive Officer and Director of Endeavour Silver Corp.

(since July 25, 2002).

Chairman and Director of Canarc Resource Corp. (since January 22, 1987)
BRIED, Bruce (2) British Columbia, Canada	President and Chief Operating Officer of Canarc Resource Corp. (from February 15, 2007 to May 31, 2008); Vice-President, Mining, for Endeavour Silver Corp. (from March 2005 to February 2007)	Director (since June 1, 2008)
BURIAN, Martin (2) British Columbia, Canada

Chief Financial Officer of Cap-Ex Iron Ore Ltd.

(since July 11, 2013);

Director and Chief Financial Officer of Tinkerine Studio Ltd.

(since Feb. 2014);

Director of Alberta Star Development Corp.

(since June 14, 2013);

Managing Director of Investment Banking for Haywood Securities Inc.

(from Nov. 2010 to May 2013);

President (from July 2009 to Oct. 2010) and Vice-President (from July 2005 to July 2009) Corporate Finance of Bolder Investment Partners

Director (since November 1, 2013)
HARRIS, Leonard (2) Colorado, U.S.A.	Retired	Director (since June 5, 2001)
CHILOFLISCHI, Catalin British Columbia, Canada

Director of Corporate Communications for Aurcana Corporation

(from September 2012 to December 2013);

Manager/Director of Investor Communications for Selwyn Resources Corp.

(from July 2010 to September 2012);

Senior Analyst for Northwest & Ethical Investments

(from August 2004 to July 2010)

Chief Executive Officer (since January 13, 2014)
BILES, Garry British Columbia, Canada	Vice-President, Mining, of Canarc Resource Corp. (from March 1, 2007 to May 31, 2008); General Manager of Glencairn Gold Corp. (from April 2005 to January 2007)	President and Chief Operating Officer (since June 1, 2008)
LOCKWOOD, Stewart British Columbia, Canada	Barrister & Solicitor, Vector Corporate Finance Lawyers	Secretary (since 1994)
WILSON, Gregg (3) British Columbia, Canada	Manager (Investor Relations) of Canarc Resource Corp. (from January 2000 to May 2011); Vice-President and/or Manager of Investor Relations of Caza Gold Corp. (since June 2008)	Vice-President (Investor Relations) (since June 2011)
YEE, Philip British Columbia, Canada

Chief Financial Officer, Vice-President (Finance) and Director of Caza Gold Corp.

(since November 2007);

Chief Financial Officer and Vice-President (Finance) of Parallel Resources Ltd.

(since November 2009 to October 2011);

Finance Manager and/or Controller for Canarc Resource Corp.

(from May 2003 to June 2005);

Chief Financial Officer, Finance Manager and/or Controller for Endeavour Silver Corp.

(from May 2003 to February 2007)

Chief Financial Officer and Vice-President (Finance) (since June 2005)

(1)	Unless otherwise stated above, each of the above-named persons has held the principal occupation or employment indicated for at least five years.
(2)	Members of the Audit Committee.
(3)	Mr. Gregg Wilson retired as Vice-President (Investor Relations) effective April 30, 2014.

Canarc Resource Corp.	61	Form 20-F

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

Canarc Resource Corp.	62	Form 20-F

6.B	Compensation

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

During the fiscal period ended December 31, 2013, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$535,539.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors and officers for the fiscal year ended December 31, 2013. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)

Bradford J. Cooke (8) Director, Chairman and former CEO	2013	$18,511	Nil	$31,639	Nil	Nil	Nil	$8,000	$58,150
	2012	$35,290	Nil	$3,860	Nil	Nil	Nil	$8,000	$47,150
	2011	$35,843	Nil	$40,466	Nil	Nil	Nil	$8,000	$84,309
Leonard Harris Director	2013	Nil	Nil	$12,656	Nil	Nil	Nil	$8,000	$20,656
	2012	Nil	Nil	$3,860	Nil	Nil	Nil	$8,000	$11,860
	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
Martin Burian (9) Director	2013	Nil	Nil	Nil	Nil	Nil	Nil	$1,326	$1,326
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bruce Bried Director	2013	Nil	Nil	$12,656	Nil	Nil	Nil	$8,000	$20,656
	2012	Nil	Nil	$3,860	Nil	Nil	Nil	$8,000	$11,860
	2011	Nil	Nil	$18,321	Nil	Nil	Nil	$8,000	$26,321
Garry D. Biles President and COO	2013	$201,095	Nil	$25,311	Nil	Nil	Nil	Nil	$226,406
	2012	$210,953	Nil	$3,860	Nil	Nil	Nil	Nil	$214,813
	2011	$199,480	Nil	$30,186	Nil	Nil	Nil	Nil	$229,666
James Moors (10) Former Vice-President, Exploration	2013	$40,117	Nil	$6,328	Nil	Nil	Nil	Nil	$46,445
	2012	$130,241	Nil	Nil	Nil	Nil	Nil	Nil	$130,241
	2011	$103,734	Nil	$22,030	Nil	Nil	Nil	Nil	$125,764
Gregg Wilson (11) Former Vice-President, Investor Relations	2013	$90,178	Nil	$6,328	Nil	Nil	Nil	Nil	$96,506
	2012	$90,391	Nil	Nil	Nil	Nil	Nil	Nil	$90,391
	2011	$36,958	Nil	$18,533	Nil	Nil	Nil	Nil	$55,491
Stewart Lockwood Secretary	2013	Nil	Nil	$6,328	Nil	Nil	Nil	$69,435 (12)	$75,763
	2012	Nil	Nil	Nil	Nil	Nil	Nil	$82,264 (12)	$82,264
	2011	Nil	Nil	$12,665	Nil	Nil	Nil	$71,375 (12)	$84,040
Philip Yee Chief Financial Officer and Vice-President, Finance	2013	$90,877	Nil	$18,984	Nil	Nil	Nil	Nil	$109,861
	2012	$124,709	Nil	Nil	Nil	Nil	Nil	Nil	$124,709
	2011	$91,339	Nil	$25,316	Nil	Nil	Nil	Nil	$116,655

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.
(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2013.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2013 and include directors fees, as applicable, and annual bonuses for prior year’s performance, if any.
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.
(8)	Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remain Chairman and Director.
(9)	Mr. Martin Burian was nominated to the Board of Directors effective November 1, 2013.
(10)	Mr. James Moors retired as Vice-President of Exploration effective January 31, 2014.
(11)	Mr. Gregg Wilson retired as Vice-President of Investor Relations effective April 30, 2014.
Canarc Resource Corp.	63	Form 20-F

(12)	Legal fees charged to Canarc by a law firm in which Mr. Stewart Lockwood is a partner.

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of the Registrant.

The following table sets forth information concerning outstanding stock options under the Registrant’s Stock Option Plan as at December 31, 2013 to each director and officer of the Registrant. No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2013:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2013 to December 31, 2013

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke (1) Chief Executive Officer, Chairman and Director	June 26, 2013	Common shares	500,000	$0.08	June 26, 2018
Leonard Harris Director	June 26, 2013	Common shares	200,000	$0.08	June 26, 2018
Bruce Bried Director	June 26, 2013	Common shares	200,000	$0.08	June 26, 2018
Garry Biles President and Chief Operating Officer	June 26, 2013	Common shares	400,000	$0.08	June 26, 2018
James Moors (2) Vice-President, Exploration	June 26, 2013	Common shares	100,000	$0.08	June 26, 2018
Stewart Lockwood Secretary	June 26, 2013	Common shares	100,000	$0.08	June 26, 2018
Gregg Wilson (3) Vice-President (Investor Relations)	June 26, 2013	Common shares	100,000	$0.08	June 26, 2018
Philip Yee Chief Financial Officer and Vice-President (Finance)	June 26, 2013	Common shares	300,000	$0.08	June 26, 2018

Notes:             (1) Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remains Chairman and Director.

(2) Mr. James Moors retired as Vice-President of Exploration effective January 31, 2014.

(3) Mr. Gregg Wilson retired as Vice-President of Investor Relations effective April 30, 2014.

Canarc Resource Corp.	64	Form 20-F

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

For the 2013 fiscal year, stock options for 200,000 common shares were cancelled for the exercise of share appreciation rights for 51,852 common shares which were exercised by stock option holders who were a director or an officer of the Registrant at the time of exercise.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant’s executive compensation program is administered by the Compensation Committee on behalf the board of directors (the “Board”).

Compensation of Directors

Bradford J. Cooke, the former Chief Executive Officer and a Director of Canarc, received compensation as consideration for his duties as an operating officer of Canarc as disclosed in the Summary Compensation Table above; Mr. Cooke resigned as Chief Executive Officer on January 13, 2014 but remains Chairman and a Director.

At a Compensation Committee meeting held on March 22, 2013, it was resolved that each director shall earn a remuneration of CAD$2,000 per quarter as compensation in his capacity as a director for fiscal 2013 and such remuneration shall continue to be accrued.

During the fiscal year ended December 31, 2013, Canarc granted stock options to directors, including a director who was a senior officer at the time of grant, for up to 900,000 common shares. These stock options have an exercise price of CAD$0.08 and an expiry date of June 26, 2018, and are subject to vesting provisions in which 20% of the stock options vest on grant date and 20% vest every six months thereafter.

Canarc Resource Corp.	65	Form 20-F

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2013 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Registrant based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

The Registrant’s Chief Executive Officer prepares recommendations for the Compensation Committee which are then presented to the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, Vice-President of Exploration, Vice-President of Investor Relations, and the Chief Financial Officer, are then submitted for approval by the Board by the Compensation Committee.

Bonus

Canarc Resource Corp.	66	Form 20-F

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

No bonuses were distributed nor paid to executive officers and senior management of Canarc in the 2011, 2012 and 2013 fiscal years.

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

During the fiscal year ended December 31, 2013, Canarc granted stock options to senior officers, excluding senior officers who are directors and including those who were senior officers at the time of grant, for up to 1,000,000 common shares. These stock options have an exercise price of CAD$0.08 and an expiry date of June 26, 2018, and are subject to vesting provisions in which 20% of the stock options vest on grant date and 20% vest every six months thereafter.

Other Compensation

Bradford J. Cooke, formerly CEO and who remains Chairman and Director of Canarc, is a party to an employment arrangement with Endeavour Silver Corp., a company in which Mr. Cooke is a Director, (“Endeavour”) whereby Endeavour is reimbursed by Canarc for time spent by Mr. Cooke on a cost recovery basis. There are no specific terms relating to severance or notice beyond what may be provided by statute or common law. During the financial year ended December 31, 2013, Canarc incurred CAD$18,511 (2012 - CAD$35,290 and 2011 - CAD$35,843) in salary paid or payable to Endeavour for services rendered by Mr. Cooke to Canarc. Mr. Bradford Cooke resigned as Chief Executive Officer of Canarc effective January 13, 2014 but remain its Chairman and Director.

Directors’ and Officers’ Liability Insurance

Canarc Resource Corp.	67	Form 20-F

In fiscal 2013, Canarc acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Registrant. The policy has a CAD$1,000,000 limit of liability, retentions ranging from CAD$nil to CAD$50,000, and a policy period from January 1, 2013 to January 1, 2014 for a premium of CAD$16,500. The insurance was renewed for a term from January 1, 2014 to January 1, 2015 for a premium of CAD$14,000.

Performance Graph

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the TSX 300 Total Return Index for the period commencing December 31, 2008 and ending December 31, 2013.

Comparison of Total Shareholder Return on Common Shares

of the Registrant and the Toronto Stock Exchange Indice

(based on Canadian Funds)

The graphs assume that the initial value of the investment on the TSX in the Registrant’s common shares and in the indice was $100 on the initial date.

Canarc Resource Corp.	68	Form 20-F

6.C	Board Practices

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

The Board of Directors

The Board currently consists of four directors, of which three directors (Martin Burian, Bruce Bried and Leonard Harris) are currently “independent” in the context of the Policy. Bradford J. Cooke is not an independent director because he was the Chief Executive Officer of Canarc until his resignation on January 13, 2014 but remains its Chairman and Director.

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp.

Martin Burian	Tinkerine Studios Ltd.
Cap-Ex Iron Ore Ltd.
Alberta Star Development Corp.

Leonard Harris	Coronet Metals Inc.
Cardero Resource Corp.
Abzu Gold Ltd.
Standard Tolling Corp.
Solitario Exploration & Royalty Corp.
Wealth Minerals Ltd.

Bruce Bried	International Montoro Resources Inc.

Canarc Resource Corp.	69	Form 20-F

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

Bradford J. Cooke is the Chairman of the Board of Directors of Canarc. Martin Burian, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member given that Mr. Cooke as Chairman was the Chief Executive Officer until his resignation on January 13, 2014.

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

Canarc Resource Corp.	70	Form 20-F

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Registrant and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the Board and/or of its committees. The CEO reports directly to the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Registrant. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Registrant's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Registrant. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

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

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s Annual Information Form dated March 21, 2014.

Canarc Resource Corp.	71	Form 20-F

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

At a Compensation Committee meeting held on March 22, 2013 which was ratified by a Board of Directors meeting on that same day , it was resolved that each director shall earn a remuneration of CAD$2,000 per quarter as compensation in his capacity as a director for fiscal 2013 and such remuneration shall continue to be accrued.

No remuneration is paid or payable to Board committee members.

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Leonard Harris (Chairman)	The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.
Bruce Bried
Compensation	Bruce Bried (Chairman)	The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors.
Martin Burian
Technical, Environmental, Social, Safety	Bruce Bried	The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

Canarc Resource Corp.	72	Form 20-F

The Board has also a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
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

•                     reviewing this policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and

•                     ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in this policy.

Vice-President or Manager of Investor Relations

Assessments

Canarc Resource Corp.	73	Form 20-F

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

6.D Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 28, 2014, the Registrant had a staff of two full time and six part time employees based in Vancouver, BC, Canada.

6.E Share Ownership

As at April 28, 2014, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman and Director	4,922,480	3.23%	300,000	$0.11	July 15, 2014
			500,000	$0.10	September 8, 2015
			350,000	$0.135	July 6, 2016
			250,000	$0.145	June 18, 2017
			500,000	$0.08	June 26, 2018
Martin Burian Director	Nil	Nil	Nil	Nil	Nil
Bruce Bried Director	1,080,426	0.71%	40,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
			125,000	$0.145	June 18, 2017
			200,000	$0.08	June 26, 2018
Leonard Harris Director	1,276,000	0.84%	80,000	$0.10	September 8, 2015
			140,000	$0.135	July 6, 2016
			125,000	$0.145	June 18, 2017
			200,000	$0.08	June 26, 2018
Catalin Chiloflischi Chief Executive Officer	100,000	0.06%	500,000	$0.08	Jan 14, 2019
Garry Biles President and Chief Operating Officer	770,926	0.51%	200,000	$0.11	July 15, 2014
			350,000	$0.10	September 8, 2015
			275,000	$0.135	July 6, 2016
			225,000	$0.145	June 18, 2017
			400,000	$0.08	June 26, 2018
Stewart Lockwood Secretary	736,674	0.48%	75,000	$0.11	July 15, 2014
			130,000	$0.10	September 8, 2015
			125,000	$0.135	July 6, 2016
			75,000	$0.145	June 18, 2017
			100,000	$0.08	June 26, 2018
Gregg Wilson (3) Vice-President (Investor Relations)	234,241	0.15%	150,000	$0.11	July 15, 2014
			200,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
			100,000	$0.08	June 26, 2018
Philip Yee Chief Financial Officer and Vice-President (Finance)	Nil	Nil	200,000	$0.11	July 15, 2014
			300,000	$0.10	September 8, 2015
			225,000	$0.135	July 6, 2016
			200,000	$0.145	June 18, 2017
			300,000	$0.08	June 26, 2018

(1) As at April 28, 2014, Canarc had 152,436,305 common shares issued and outstanding.

(2) Common shares.

(3) Mr. Gregg Wilson retired as Vice-President of Investor Relations effective April 30, 2014.

Canarc Resource Corp.	74	Form 20-F

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at April 28, 2014 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 28, 2014 are as follows:

Canarc Resource Corp.	75	Form 20-F

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

945,000	$0.11	July 15, 2009	July 15, 2014
1,645,000	$0.10	September 8, 2010	September 8, 2015
1,565,000	$0.135	July 6, 2011	July 6, 2016
1,120,000	$0.145	June 18, 2012	June 18, 2017
1,900,000	$0.08	June 26, 2013	June 26, 2018
500,000	$0.05	January 14, 2014	January 14, 2019

7,675,000	TOTAL

Of the 7,675,000 outstanding stock options, only 5,015,000 stock options are exercisable as at April 28, 2014.

Warrant Summary Chart

Warrants which are outstanding as of April 28, 2014 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Date Issued	Expiry Dates

11,300,000 (1)	$0.15 and	September 28, 2012	Until September 28, 2014
	$0.20		Expiry September 28, 2015
904,000 (1)	$0.15 and	September 28, 2012	Until September 28, 2014
	$0.20		Expiry September 28, 2015
4,500,000 (2)	$0.15 and	December 19, 2012	Until December 19, 2014
	$0.20		Expiry December 19, 2015
600,000 (3)	$0.15 and	January 11, 2013	Until January 11, 2105
	$0.20		Expiry January 11, 2016
1,000,000 (4)	$0.15 and	January 18, 2013	Until January 18, 2105
	$0.20		Expiry January 18, 2016
9,000,000	$0.10	January 31, 2014	January 31, 2016
5,309,055	$0.15	March 18, 2014	March 18, 2017
661,718	$0.15	March 18, 2014	March 18, 2017
4,500,000	$0.15	April 3, 2014	April 3, 2017
60,725	$0.15	April 3, 2014	April 3, 2017

37,835,498	TOTAL

(1)	These warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, Canarc will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	These warrants are subject to an accelerated expiry whereby if after April 20, 2013, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, Canarc will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

Canarc Resource Corp.	76	Form 20-F

(3)	These warrants are subject to an accelerated expiry whereby if after May 12, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(4)	These warrants are subject to an accelerated expiry whereby if after May 19, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the stock option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate. The Registrant’s Plan allows it to grant stock options to its employees, directors and consultants to acquire up to 18,888,434 common shares, of which stock options for 8,325,000 common shares are outstanding as at December 31, 2013, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant. The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Pursuant to the Plan, stock options shall be granted pursuant to a stock option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

Canarc Resource Corp.	77	Form 20-F

(a)	all stock options granted shall be non-assignable;
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

As at April 28, 2014, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Canarc Resource Corp.	78	Form 20-F

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	CDS & Co. Toronto, Ontario, Canada	59,114,625 (3), (4)	38.78%
Common Shares	CEDE & Co. New York, New York, USA	33,627,790 (3), (4)	22.06%
Common Shares	Canford Capital Inc. (5) Vancouver, BC, Canada	11,300,000	7.41%
Common Shares	Chaim Ben-Ami Tel Aviv, Israel	9,000,000 (6)	5.90%
Common Shares	Officers and Directors as a group	9,120,747 (7)	5.98%

(1)	Common shares.

(2)	As at April 28, 2014, Canarc had 152,436,305 common shares issued and outstanding.

(3)	Owners of record only. CDS & Co. is a clearing agency through which Canadian brokers and dealers hold their securities. CEDE & Co. is a U.S. clearing agency. The Registrant believes that all of these shares are held by the registered holder in a fiduciary, trustee, or nominee capacity, and the identities of the beneficial owners of such shares are not known to the Registrant and, except for named individuals and the officers and directors as a group, the Registrant is not aware of any person or group of persons which beneficially owns more than 5% of the Registrant’s outstanding common shares.

(4)	Certain of these shares may be held in “street form” and may be included in the shares registered in the name of CDS & Co. or CEDE & Co.

(5)	As at April 28, 2014, Canford owned 11,300,000 common shares of Canarc representing a 7.41% interest in Canarc. Canford does not exert control over Canarc nor over its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc’s knowledge, except as disclosed in this Form 20-F. Items 4.A and 5.B provide further details regarding Canford and its relationship with Canarc.
Canarc Resource Corp.	79	Form 20-F

(6)	As at April 28, 2014, Mr. Chaim Ben-Ami owned 9,000,000 common shares of Canarc representing a 5.90% interest in Canarc. Mr. Ben-Ami does not exert control over Canarc nor over its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc’s knowledge, except as disclosed in this Form 20-F.

All shares of Canarc, including all those held by any major shareholders, are common shares with similar voting rights. As of April 28, 2014 there were 152,436,305 common shares of Canarc which were issued and outstanding. Based on the records of Canarc’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 452 registered holders of Canarc’s common shares resident in the United States (68.8% of all registered holders) holding 63,479,911 common shares. This number represents approximately 41.6% of the total issued and outstanding common shares of Canarc at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of the Registrant’s knowledge, the Registrant is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 28, 2014, there is no arrangement known to the Registrant which may at a subsequent date result in a change of control of the Registrant.

7.B	Related Party Transactions

For the fiscal year ended December 31, 2013, the Registrant had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Canarc Resource Corp.	80	Form 20-F

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2013, 2012 and 2011 include:

				Net balance receivable (payable)
($000s)	Years ended December 31,			as at December 31,
	2013	2012	2011	2013	2012

Key management compensation:
Executive salaries and remuneration (1)	$ 428	$ 592	$ 473	$ (222)	$ -
Directors fees	29	35	40	(201)	(185)
Share-based payments	76	89	212	-	-
	$ 533	$ 716	$ 725	$ (423)	$ (185)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 67	$ 82	$ 72	$ (158)	$ (107)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	59	36	55	(108)	(11)

Write-down of long-term investments (4)	91	-	-	-	-

Write-off of receivables (5)	54	-	-	-	-

(1) Includes key management compensation which is included in mineral property interests.

(2) Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	Canarc wrote-down its investment in Aztec to a nominal value of CAD$100.

(5) Canarc wrote-off receivables from Aztec and BYG in 2013.

Canarc Resource Corp.	81	Form 20-F

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Canarc shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to Canarc are on a full cost recovery basis. Any balances due to related parties are payable on demand.

In May 2009, Canarc received $53,490 in demand loans from certain directors and an officer of Canarc. The loans were repayable on demand and bore an interest rate of 9% per annum, which was increased to 12% effective September 1, 2010, and were previously secured by Canarc’s shareholdings in Caza Gold Corp. (“Caza”), a company with one common director at that time, at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.

In fiscal 2012, Canarc arranged demand loans of $358,000 from certain directors and an officer of Canarc, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In 2012, Canarc repaid all principal, bonus and interest in full settlement of outstanding demand loans.

In fiscal 2013, Canarc received demand loans of $126,000 from two directors of Canarc, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, Canarc repaid all principal and interest in full settlement of outstanding demand loans.

Items 4.A, 4.D, 5.B and 7.A provide further details of transactions with Canford.

In each case the transactions described below were, in the Registrant’s view, completed on terms no less favourable to the Registrant than if they had been entered into with unaffiliated parties.

Compensation to Directors and Senior Officers and Options to Purchase Securities

Item 6 provides further details of compensation paid to, and options granted to and held by, directors and senior officers of the Registrant.

Canarc Resource Corp.	82	Form 20-F

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2013 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Also, certain directors and officers of Canarc are directors, officers and / or employees of Aztec, Caza and Endeavour. The interests of these companies may differ from time to time. Item 6.C provide further details.

7.C	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Canarc Resource Corp.	83	Form 20-F

8.A	Consolidated Statements and Other Financial Information

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

(a)	Consolidated Statements of Financial Position as of December 31, 2013 and 2012;
(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2013, 2012 and 2011;
(c)	Consolidated Statements of Shareholders’ Equity for each of the years ended December 31, 2013, 2012 and 2011;
(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2013, 2012 and 2011; and
(e)	Notes to the consolidated financial statements.

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

Canarc Resource Corp.	84	Form 20-F

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

Canarc Resource Corp.	85	Form 20-F

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

There has been no significant change in the financial condition of the Registrant since December 31, 2013 other than as disclosed in this Form 20-F and in the Registrant’s continuous disclosure documents.

ITEM 9.	THE OFFER AND LISTING

9.A	Offer and Listing Details

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required other than the price history information below.

The Registrant’s common shares are traded on the TSX in Canada under the symbol “CCM”. The following prices are stated in terms of Canadian dollars.

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Canarc Resource Corp.	86	Form 20-F

Fiscal Year	High (CAD$)	Low (CAD$)

2013	$0.24	$0.04
2012	$0.22	$0.09
2011	$0.30	$0.09
2010	$0.29	$0.07
2009	$0.21	$0.06

Quarter	High (CAD$)	Low (CAD$)

2014
1st Quarter	$0.13	$0.04

2013
4th Quarter	$0.07	$0.04
3rd Quarter	$0.12	$0.07
2nd Quarter	$0.15	$0.08
1st Quarter	$0.24	$0.12

2012
4th Quarter	$0.19	$0.12
3rd Quarter	$0.17	$0.16
2nd Quarter	$0.22	$0.19
1st Quarter	$0.19	$0.14

Canarc Resource Corp.	87	Form 20-F

Month	High (CAD$)	Low (CAD$)

2014
March	$0.12	$0.09
February	$0.13	$0.07
January	$0.08	$0.04

2013
December	$0.06	$0.04
November	$0.06	$0.05
October	$0.07	$0.05

9.B	Plan of Distribution

Not applicable.

9.C	Markets

Canarc Resource Corp.	88	Form 20-F

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

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	Share Capital

Not applicable.

Canarc Resource Corp.	89	Form 20-F

10.B	Notice of Articles and Articles of Association

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
(c)	Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

The Registrant, if authorized by the directors, may:

(i)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
(ii)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Registrant or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
Canarc Resource Corp.	90	Form 20-F

(iii)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(iv)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Registrant.
(d)	Retirement or non-retirement of directors under an age limit requirement:
The directors are not required to retire upon reaching a specific age.
(e)	Number of shares, if any, required for director’s qualification:
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

Canarc Resource Corp.	91	Form 20-F

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

Canarc Resource Corp.	92	Form 20-F

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

• changing the authorized capital;

• consolidating or subdividing all or any of the Registrant’s issued or unissued shares; and

• other alterations to the share capital and authorized capital, where permitted under the BCBCA.

28.    The Registrant’s name may be changed by ordinary resolution or resolution of the directors.

Canarc Resource Corp.	93	Form 20-F

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

Trading of Rights

Canarc Resource Corp.	94	Form 20-F

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

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)	It is made to all holders of voting shares of the Registrant of a particular class and for all those voting shares.
(b)	No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.
(c)	Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.
Canarc Resource Corp.	95	Form 20-F

(d)	If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

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

Waiver

Canarc Resource Corp.	96	Form 20-F

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

Canarc Resource Corp.	97	Form 20-F

10.C	Material Contracts

The following executive employment agreements were signed in 2013 and 2012:

-	An Executive Employment Agreement between Canarc and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011 and January 1, 2012, in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canarc. The employment agreement provides that Mr. Biles’ base remuneration is CAD$200,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

-	An Executive Employment Agreement between Canarc and Mr. James Moors was signed on June 1, 2011, as amended on January 1, 2102, in respect of Mr. Moors’ capacity as Vice-President of Exploration for Canarc. The employment agreement provided that Mr. Moors’ base remuneration was CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. On January 31, 2014, Canarc and Mr. Moors entered into a Settlement Agreement and General Release whereby Mr. Moors received a final settlement and severance of CAD$60,000 payable over a 12 month period ending January 31, 2015 upon his retirement as Vice-President of Exploration for Canarc.

-	An Executive Employment Agreement between Canarc and Mr. Gregg Wilson was signed on January 1, 2012, in respect of Mr. Wilson’s capacity as Vice-President of Investor Relations for both Canarc and Caza. The employment agreement provided that Mr. Wilson’s base remuneration is CAD$90,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Caza. Mr. Wilson’s remuneration was allocated between Canarc and Caza. On March 31, 2014, Canarc and Mr. Wilson entered into a Settlement Agreement and General Release whereby Mr. Wilson received a final settlement and severance of CAD$90,000 (paid) upon his retirement as Vice-President of Investor Relations for Canarc effective April 30, 2014.

-	An Executive Employment Agreement between Caza and Mr. Philip Yee was signed on June 1, 2011 in respect of Mr. Yee’s capacity as Chief Financial Officer and Vice-President of Finance for both Canarc and Caza. The employment agreement provides that Mr. Yee’s base remuneration is CAD$180,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Caza. Effective January 1, 2012, Mr. Yee’s base remuneration was increased to CAD$193,500 per annum. Mr. Yee’s remuneration is allocated between Canarc and Caza.

On January 10, 2014, an Executive Employment Agreement between Canarc and Mr. Catalin Chiloflischi was signed in respect of Mr. Chiloflischi’s capacity as Chief Executive Officer for Canarc. The employment agreement provides that Mr. Chiloflischi’s base remuneration is CAD$150,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

Canarc Resource Corp.	98	Form 20-F

For the two years immediately preceding April 28, 2014, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

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

Canarc Resource Corp.	99	Form 20-F

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

Canarc Resource Corp.	100	Form 20-F

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

Canarc Resource Corp.	101	Form 20-F

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

Canarc Resource Corp.	102	Form 20-F

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

Canarc Resource Corp.	103	Form 20-F

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

Certain Canadian Federal Income Tax Considerations

Canarc Resource Corp.	104	Form 20-F

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

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Registrant for a shareholder of the Registrant who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Registrant as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Registrant is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

Canarc Resource Corp.	105	Form 20-F

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

Canarc Resource Corp.	106	Form 20-F

10.F	Dividends and Paying Agents

Not applicable.

10.G	Statement by Experts

Not applicable.

10.H	Documents on Display

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

10.I	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canarc Resource Corp.	107	Form 20-F

Canarc’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. IFRS 1 has been applied with an adoption date of January 1, 2011 and a transition date of January 1, 2010, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canarc’s audited consolidated financial statements for the year ended December 31, 2013 and the notes thereto.

Item 3.D provides information concerning risk factors.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Canarc Resource Corp.	108	Form 20-F

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E	Proceeds

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Canarc Resource Corp.	109	Form 20-F

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

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2013 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2013, the Registrant’s internal control over financial reporting was effective.

Canarc Resource Corp.	110	Form 20-F

On January 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which is not expected to have a material impact on the Company’s disclosure controls and procedures and internal controls over financial reporting.

The Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to new accounting standards, financial instruments and future income tax. The Registrant shall engage the services of an external accounting firm, which is independent of the Registrant’s current auditors, to assist in applying complex areas of accounting as needed. In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting. Management concluded that the financial statements for the year ended December 31, 2013 fairly present the Registrant’s financial position and the results of its operations for the year then ended, and that no material misstatements were identified. Ongoing staff training and development in complex accounting issues and engagement of services of external consultants with knowledge and skills in complex areas of accounting, when needed, shall contribute to reduce the risk of a material weakness in the Registrant’s internal control over financial reporting and assist in providing reasonable assurance that its internal control over financial reporting is effective.

The Registrant’s independent registered public accounting firm is not required to provide an attestation on management’s report on internal control over financial reporting, because the Registrant was not an accelerated filer or large accelerated files and exempt under the JOBS Act. Therefore, this report does not include an attestation report of the Registrant’s independent registered public accounting firm regarding internal controls over financial reporting pursuant to rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

There were no changes in the Registrant’s internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect the Registrant’s internal control over financial reporting.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

Canarc Resource Corp.	111	Form 20-F

16.A	Audit Committee Financial Expert

The Registrant’s audit committee is comprised of three directors, all of whom are independent, as set forth below:

Martin Burian                   Bruce Bried                      Leonard Harris

Mr. Martin Burian, Chairman of the Audit Committee, would be considered a financial expert, and the other audit committee members are financially literate, meaning that they are able to read and understand financial statements. The Board of Directors has determined that its members of the Audit Committee have sufficient skills to satisfy its duties given the stage and size of the Registrant.

Relevant Education and Experience

Martin Burian – Mr. Burian is a Chartered Professional Accountant and Chartered Business Valuator with over eighteen years of investment banking experience. He has a wealth of knowledge and expertise in corporate finance and advisory services, including mergers and acquisition in mineral exploration and mining. He is currently the CFO of Cap-Ex Iron Ore Ltd., CFO and a director of Tinkerine Studio Ltd., and a director of Alberta Star Development Corp. Mr. Burian was most recently Managing Director of Investment Banking at Haywood Securities Inc. from 2010 until mid-2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010. Mr. Burian obtained his CPA and CBV designations while at KPMG and obtained his Bachelor of Commerce from the University of British Columbia in 1986.

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

16.B	Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size.

Canarc Resource Corp.	112	Form 20-F

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

The Registrant expects all directors, officers and employees to abide by the following code of ethics which have been communicated to them:

-	act with honesty and integrity and in an ethical manner resolve any actual or apparent conflicts of interest between personal and professional relationships;
-	ensure that any public filings or announcements, whether they are statutory or regulatory filings or other documents submitted for public disclosure and communication, are accurate, complete, fair, timely and understandable in all material respects, taking into consideration applicable standards and regulations;
-	compliance with applicable laws, rules and regulations; and
-	prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C	Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2013 Fiscal Year (CAD$)	2012 Fiscal Year (CAD$)

(a) Audit Fees	$45,000	$50,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

Canarc Resource Corp.	113	Form 20-F

At an Audit Committee meeting held in March 2014, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2014 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2014, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F	Change in Registrant’s Certifying Accountant

In the two most recent fiscal years 2012 and 2013, there was no change in the Registrant’s certifying accountant.

16.G	Corporate Governance

Canarc Resource Corp.	114	Form 20-F

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

16.H	Mine Safety Disclosure

The Registrant currently does not have any operating mines.

Canarc Resource Corp.	115	Form 20-F

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

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

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 27, 2014	84
1.2 Consolidated statements of financial position as at December 31, 2013 and 2012 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2013, 2012 and 2011.	85-89

Canarc Resource Corp.	116	Form 20-F

ITEM 19.	EXHIBITS

	Exhibits	Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	125
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)	81
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	82
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)	126
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	126
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC in July 2008
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009)	Previously filed on Form 6-K with the SEC in July 2010
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011)	Previously filed on Form 6-K with the SEC in July 2011
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010)	Previously filed on Form 6-K with the SEC in July 2010

Canarc Resource Corp.	117	Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 28, 2014.

CANARC RESOURCE CORP.

Per:

/s/ Catalin Chiloflischi

Catalin Chiloflischi, Chief Executive Officer

Canarc Resource Corp.	118	Form 20-F

EXHIBIT 12.1

CERTIFICATIONS

I, Catalin Chiloflischi, certify that:

1.	I have reviewed this annual report on Form 20-F of Canarc Resource Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
Canarc Resource Corp.	119	Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 28, 2014.

/s/ Catalin Chiloflischi

______________________________________

Catalin Chiloflischi, Chief Executive Officer

Canarc Resource Corp.	120	Form 20-F

EXHIBIT 12.2

CERTIFICATIONS

I, Philip Yee, certify that:

1.	I have reviewed this annual report on Form 20-F of Canarc Resource Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
Canarc Resource Corp.	121	Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 28, 2014.

/s/ Philip Yee

_________________________________

Philip Yee, Chief Financial Officer

Canarc Resource Corp.	122	Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2013 and 2012

Canarc Resource Corp.	123	Form 20-F

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

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

Canarc Resource Corp.	124	Form 20-F

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

“SmytheRatcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 27, 2014

Canarc Resource Corp.	125	Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

			December 31,
	Notes	2013		2012

ASSETS

CURRENT ASSETS
Cash		$ 50		$ 170
Receivables and prepaids	14	105		170
Total Current Assets		155		340

NON-CURRENT ASSETS
Mineral property interests	7	12,330		13,544
Equipment	8	3		5
Long-term investments	9	-		94
Total Non-Current Assets		12,333		13,643
Total Assets		$ 12,488		$ 13,983

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	14	$ 945		$ 720
Notes payable	10	131		-
Flow-through obligations	11	-		209
Total Liabilities		1,076		929

SHAREHOLDERS' EQUITY
Share capital	12	60,178		59,682
Reserve for share-based payments		590		836
Accumulated other comprehensive (loss) income		(702)		62
Deficit		(48,654)		(47,526)
Total Shareholders' Equity		11,412		13,054
Total Liabilities and Shareholders' Equity		$ 12,488		$ 13,983

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.	126	Form 20-F

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian

Director	Director

Canarc Resource Corp.	127	Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

			Years ended December 31,
	Notes	2013	2012	2011

Expenses:
Amortization		$ 1	$ 2	$ 3
Corporate development		19	26	46
Employee and director remuneration	14	452	521	424
General and administrative	13 and 14	223	289	296
Shareholder relations		111	227	80
Share-based payments	12(c) and 14	72	168	241

Loss before the undernoted		(878)	(1,233)	(1,090)

Derecognition of accounts payable	11	99	-	-
Derecognition of flow-through obligations	11	213	-	-
Gain from disposition of available-for-sale securities	6	-	77	-
Interest and finance charges	10 and 11	(17)	(56)	(20)
Foreign exchange gain (loss)		4	33	(15)
Due diligence costs on asset acquisition		-	-	(60)
Write-down of long term investments		(91)	-	-
Write-off of receivable and tax recoveries	14	(54)	-	(25)
Write-off of mineral property interests, net of recoveries	7	(653)	(27)	-

Loss before income tax		(1,377)	(1,206)	(1,210)

Deferred income tax recovery	12(b)(iv)	-	-	1

Net loss for the year		(1,377)	(1,206)	(1,209)

Other comprehensive (loss) income:
Items that may be reclassified into profit or loss:
Unrealized (loss) gain on available-for-sale securities	6	-	(4)	71
Realized gain from disposition of available-for-sale securities		-	(77)	-
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(764)	197	(135)

Comprehensive loss for the year		$ (2,141)	$ (1,090)	$ (1,273)

Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding		113,830,108	97,408,679	93,162,401

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.	128	Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
		Share Capital	Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2010	90,985,890	$ 57,685	$ 1,259	$ 10	$ (46,975)	$ 11,979

Conversion of convertible debenture	1,282,051	291	-	-	-	291
Property acquisition	215,580	24	-	-	-	24
Exercise of stock options	299,000	54	(22)	-	-	32
Exercise of warrants	1,313,650	205	-	-	-	205
Renunciation of flow-through expenditures	-	(1)	-	-	-	(1)
Share-based payments	-	-	241	-	-	241
Expiry of stock options	-	-	(397)	-	397	-
Effect from change in functional currency	-	-	-	-	(110)	(110)
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	-	71	-	71
Foreign currency translation adjustment	-	-	-	(135)	-	(135)
Elimination of derivative liability	-	-	-	-	1,082	1,082
Net loss for the year	-	-	-	-	(1,209)	(1,209)
Balance, December 31, 2011	94,096,171	58,258	1,081	(54)	(46,815)	12,470

Private placement, net of share issue costs	15,800,000	1,460	-	-	-	1,460
Exercise of stock options	346,000	61	(25)	-	-	36
Share-based payments	-	-	168	-	-	168
Expiry of stock options	-	-	(489)	-	489	-
Finders fee warrants	-	(97)	97	-	-	-
Other comprehensive income:
Unrealized loss on available-for-sale securities	-	-	-	(4)	-	(4)
Realized gain on available-for-sale securities	-	-	-	(77)	-	(77)
Foreign currency translation adjustment	-	-	4	197	6	207
Net loss for the year	-	-	-	-	(1,206)	(1,206)
Balance, December 31, 2012	110,242,171	59,682	836	62	(47,526)	13,054
Private placement, net of share issue costs	1,600,000	155	-	-	-	155
Property acquisition	2,000,000	196	-	-	-	196
Exercise of stock options	769,000	116	(40)	-	-	76
Exercise of share appreciation rights	207,024	29	(34)	-	5	-
Share-based payments	-	-	72	-	-	72
Expiry of stock options	-	-	(236)	-	236	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	(8)	(764)	8	(764)
Net loss for the year	-	-	-	-	(1,377)	(1,377)
Balance, December 31, 2013	114,818,195	$ 60,178	$ 590	$ (702)	$ (48,654)	$ 11,412

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.	129	Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2013	2012	2011

Cash provided from (used by):

Operations:
Net loss for the year	$ (1,377)	$ (1,206)	$ (1,209)
Items not involving cash:
Accrued interest	17	10	10
Amortization	1	2	3
Share-based payments	72	168	241
Derecognition of accounts payable	(99)	-	-
Derecognition of flow-through obligations	(213)	-	-
Gain on disposition of available-for-sale securities	-	(77)	-
Deferred income tax recovery	-	-	(1)
Unrealized currency translation gain	-	(53)	-
Write-down of long term investment	91	-	-
Write-off of mineral property interest	653	27	-
Write-off of receivable and tax recoveries	54	-	25
	(801)	(1,129)	(931)
Changes in non-cash working capital items:
Receivables and prepaids	11	(78)	(12)
Accounts payable and accrued liabilities	322	196	(8)
Flow-through obligations	-	-	(39)
Cash used by operating activities	(468)	(1,011)	(990)

Financing:
Issuance of common shares, net of share issuance costs	231	1,496	528
Proceeds from demand loans	126	358	-
Repayment of demand loans	-	(450)	-
Cash provided from financing activities	357	1,404	528

Investing:
Proceeds from royalty receivable	-	-	50
Proceeds from disposition of available-for-sale securities	-	92	-
Mineral property interests, net of recoveries	(9)	(360)	(435)
Disposition of asset held for sale, net of acquisition	-	-	300
Cash used by investing activities	(9)	(268)	(85)

(Decrease) increase in cash	(120)	125	(547)
Cash, beginning of year	170	45	592

Cash, end of year	$ 50	$ 170	$ 45

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.	130	Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

			Years ended December 31,
	Notes	2013	2012	2011

Non-cash financing and investing activities:

Issuance of shares for mineral property interests	7(a)(iii)	$ 196	$ -	$ 24

Fair value allocated to common shares issued on exercise of:
Stock options		40	25	22
Share appreciation rights		29	-	-

Expiration of stock options		236	489	397

Fair value of finder's fee warrants		-	97	-

Income taxes paid		-	-	-

Interest paid		-	51	9

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.	131	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

The Company has no operating revenues, has incurred significant net losses of $1,377,000 (2012 - $1,206,000 and 2011 - $1,209,000), and has a deficit of $48.7 million as at December 31, 2013 (December 31, 2012 - $47.5 million). Furthermore, the Company has working capital deficiency of $921,000 as at December 31, 2013 (December 31, 2012 - $589,000). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

Canarc Resource Corp.	132	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 25, 2014.

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

2.	Basis of Presentation (continued)

Canarc Resource Corp.	133	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

Canarc Resource Corp.	134	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements:

Canarc Resource Corp.	135	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The Company has reviewed new and amended accounting pronouncements that have been issued by the IASB but are not yet effective. All of the new and revised standards described below may be early adopted.

(i)	IFRS 9 Financial Instruments (2011) (“IFRS 9”)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

-	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances);
-	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss; and
-	All other instruments (including all derivatives) are measured at fair value with changes recognized in profit or loss.

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The IASB has indefinitely postponed the mandatory adoption date of this standard.

(ii)	IFRS 9 Financial Instruments (2010) (“IFRS 9”)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

Canarc Resource Corp.	136	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

The IASB has indefinitely postponed the mandatory adoption date of this standard.

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

Canarc Resource Corp.	137	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(iii)	IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (2013) (“IFRS 9”)

A revised version of IFRS 9 which:

-	introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures;
-	permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss; and
-	removes the mandatory effective date of IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application.

This standard has no stated effective date.

(iv)	IFRIC 21 Levies (“IFRIC 21”)

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies:

Canarc Resource Corp.	138	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

-	The liability is recognized progressively if the obligating event occurs over a period of time; and
-	If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

IFRIC 12 applies to annual periods beginning on January 1, 2014.

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(v)	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)
Canarc Resource Corp.	139	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Amendments to IAS 32 Financial Instruments: Presentation clarify certain aspects because of diversity in application of the requirements on offsetting and focus on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”,
•	the application of simultaneous realization and settlement,
•	the offsetting of collateral amounts, and
•	the unit of account for applying the offsetting requirements.

Amendments to IAS 32 are applicable to annual periods beginning on January 1, 2014.

(vi)	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amendments to IAS 36 Impairment of Assets are to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, to clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.

The amendments are applicable to annual periods beginning on January 1, 2014.

(vii)	Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

Amendments to IAS 39 Financial Instruments: Recognition and Measurement are to make it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met.

Canarc Resource Corp.	140	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations.

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

Canarc Resource Corp.	141	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(viii)	Annual Improvements 2010-2012 Cycle

These annual improvements make amendments to the following standards:

-	IFRS 2 — Amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”;
-	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date;
-	IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly;
-	IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only);
-	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount; and
-	IAS 24 — Clarify how payments to entities providing management services are to be disclosed

These amendments are applicable to annual periods beginning on or after July 1, 2014.

(ix)	Annual Improvements 2011-2013 Cycle

These annual improvements make amendments to the following standards:

-	IFRS 1 — Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only)
Canarc Resource Corp.	142	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

-	IFRS 3 — Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself
-	IFRS 13 — Clarify the scope of the portfolio exception in paragraph 52
-	IAS 40 — Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

These amendments are applicable to annual periods beginning on or after July 1, 2014.

The Company has not yet assessed the impact of these standards and amendments or determined whether it will early-adopt them.

3.	Significant Accounting Policies

Canarc Resource Corp.	143	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

Canarc Resource Corp.	144	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)
Canarc Resource Corp.	145	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(i)	Financial assets: (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity. AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit or loss.

(ii)	Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL, other financial liabilities, and derivative financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. The Company has no financial liabilities at FVTPL.

Other financial liabilities

Canarc Resource Corp.	146	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company’s functional currency.

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

Canarc Resource Corp.	147	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on indicators such as significant adverse changes in the market, economic or legal environment.

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

(c)	Mineral property interests:

Canarc Resource Corp.	148	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

3.	Significant Accounting Policies (continued)

(c)	Mineral property interests: (continued)

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

Canarc Resource Corp.	149	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

Canarc Resource Corp.	150	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

3.	Significant Accounting Policies (continued)

(g)	Flow-through common shares: (continued)

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(h)	Share-based payments:

Canarc Resource Corp.	151	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The Company has a stock option plan that is described in Note 12(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

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

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

Canarc Resource Corp.	152	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(i)	Environmental rehabilitation: (continued)

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

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

(k)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events

Canarc Resource Corp.	153	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

Canarc Resource Corp.	154	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2013.

Canarc Resource Corp.	155	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

5.	Management of Financial Risk (continued)
Canarc Resource Corp.	156	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, provincial tax credit for qualified mineral expenditures and goods and services and harmonized sales tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2014.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:
Canarc Resource Corp.	157	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company’s assets and liabilities as its consolidated financial statements are presented in U.S. dollars.

5.	Management of Financial Risk (continued)

Canarc Resource Corp.	158	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(c)	Market risk: (continued)

(i)	Foreign currency risk: (continued)

At December 31, 2013, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars

Cash	$ 48
Accounts payable and accrued liabilities	(852)

Net assets (liabilities)	$ (804)

Based upon the above net exposure as at December 31, 2013 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $80,400 in the cumulative translation adjustment in the Company’s shareholders’ equity.

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

Canarc Resource Corp.	159	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Company held no marketable securities at December 31, 2013.

6.	Marketable Securities

Canarc Resource Corp.	160	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

		December 31,
	2013	2012

Balance, begin of year	$ -	$ 93
Realized gain from disposition of available-for-sale securities	-	(77)
Disposition of available-for-sale securities at cost	-	(14)
Foreign currency translation adjustment	-	(2)
Balance, end of year	$ -	$ -

The quoted market value of shares of a company was $Nil at December 31, 2013 (December 31, 2012 - $Nil), as these shares were disposed in January and February 2012 for gross proceeds of $92,000.

Canarc Resource Corp.	161	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests

	British Columbia (Canada)			Yukon (Canada)
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total
	(Note 7(a)(i))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(ii))

Acquisition Costs:

Balance, December 31, 2011	$ 3,900	$ 67	$ 6	$ 146	$ 4,119
Additions	-	141	-	25	166
Foreign currency translation adjustment	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	3,905	210	-	174	4,289
Additions	-	212	-	-	212
Foreign currency translation adjustment	(13)	(14)	-	(11)	(38)
Write-off	-	-	-	(163)	(163)
Balance, December 31, 2013	$ 3,892	$ 408	$ -	$ -	$ 4,300

Deferred Exploration Expenditures:

Balance, December 31, 2011	$ 8,285	$ 106	$ 15	$ 423	$ 8,829
Additions	118	9	5	62	194
Foreign currency translation adjustment	240	2	1	-	243
Write-off	-	-	(21)	10	(11)
Balance, December 31, 2012	8,643	117	-	495	9,255
Additions (recoveries), net of recoveries	17	(18)	-	10	9
Foreign currency translation adjustment	(722)	(7)	-	(32)	(761)
Write-off	-	-	-	(473)	(473)
Balance, December 31, 2013	$ 7,938	$ 92	$ -	$ -	$ 8,030

Mineral property interests:
Balance, December 31, 2012	$ 12,548	$ 327	$ -	$ 669	$ 13,544
Balance, December 31, 2013	11,830	500	-	-	12,330

(a) Canada:

Canarc Resource Corp.	162	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(i)	New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2013 include a reclamation bond for $237,000 (December 31, 2012 - $253,000).

7.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii)	Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011. In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012. If the Company did not proceed with the second stage, then a joint venture would be formed. The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

Canarc Resource Corp.	163	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

7. Mineral Property Interests (continued)

Canarc Resource Corp.	164	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

The Company decided not to proceed with any further expenditure on the Tay LP property which was written off on December 31, 2013.

(iii)	Windfall Hills:

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, the Company entered into a property option agreement with Atna Resources Ltd. (“Atna”) whereby the Company can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Property option payments of $25,000 were paid in 2013 (2012 - $75,000). In April 2013, the Company entered into a property purchase agreement with Atna whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2011, the Company entered into a property option agreement whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

Canarc Resource Corp.	165	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

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

(b)	Expenditure options:
Canarc Resource Corp.	166	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

As at December 31, 2013, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

Number of
Shares

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(c)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(d)	Realization of assets:

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

Canarc Resource Corp.	167	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(e)	Environmental:

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

Canarc Resource Corp.	168	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2011	$ 10	$ 3	$ 7
Additions	-	2	(2)
Balance, December 31, 2012	10	5	5
Additions	-	1	(1)
Foreign currency translation adjustment	(1)	-	(1)
Balance, December 31, 2013	$ 9	$ 6	$ 3

9.	Long-Term Investments

As at December 31, 2013, the Company had an interest of 7% in Aztec (December 31, 2012 – 9%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they were recorded at cost in 2012.

In 2013, the Company wrote-down its investment in Aztec to a nominal value of CAD$100.

Canarc Resource Corp.	169	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Notes Payable

		December 31,
	2013		2012

Balance, begin of year	$ -		$ 88

Add:
Proceeds from demand loans	126		358
Accrued interest during the period	6		32
Foreign currency translation adjustment	(1)		4
	131		394
Less:
Repayment of:
Principal	-		424
Loan bonus	-		7
Interest	-		51
	-		482

Balance, end of year	$ 131		$ -

In May 2009, the Company received $53,490 in demand loans from certain directors and an officer of the Company. The loans are repayable on demand and bore an interest rate of 9% per annum, which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp. (“Caza”), a company with one common director at that time, at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.

Canarc Resource Corp.	170	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

In fiscal 2012, the Company arranged demand loans of $358,000 from certain directors and an officer of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In 2012, the Company repaid all principal, bonus and interest in full settlement of outstanding demand loans.

In fiscal 2013, the Company received demand loans of $126,000 from two directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

11.	Derecognition of Liabilities
Canarc Resource Corp.	171	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Pursuant to an audit by the Canada Revenue Agency (the “CRA”), which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 was disqualified as CEE for flow-through purposes. At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 in accrued interests related to the indemnities. In 2011, the Company paid CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes. In 2013, the Company determined that it was improbable that any further cash outlays would be required, and therefore the Company derecognized the provision for flow through indemnification.

The Company also derecognized a provision of $99,000 from writing off certain liabilities related to an exploration project which was written off in 2008.

12.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)	On January 31, 2014, the Company closed a non-brokered private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit is comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 was paid for the private placement.

Canarc Resource Corp.	172	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

In February 2014, the Company announced a private placement for up to 21 million units at CAD$0.10 per unit for gross proceeds of up to CAD$2.1 million, subject to regulatory approval. Each unit is comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. A portion of the private placement may be brokered. Finders’ fees of up to 7% in cash or warrants may be payable on portions of the private placement. In March 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million of the financing, and paid $66,200 in cash and issued 661,700 in warrants as finders’ fees.

(ii)	In May 2013, the Company issued 2 million shares at a value of CAD$0.10 per share for the acquisition of 100% interests in the Windfall Hills properties. Note 7(a)(iii) provides further details.

12.	Share Capital (continued)

(b)	Issued: (continued)

Canarc Resource Corp.	173	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(iii)	On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at $0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Agent’s fees are comprised of a cash commission of CAD$90,400 plus 904,000 agent’s warrants with the identical terms as the underlying warrants in the unit private placement and a corporate finance fee of CAD$37,500.

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

(iv)	In February 2011, the Company issued a convertible debenture for CAD$300,000 with an interest-free loan, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

Canarc Resource Corp.	174	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

In February 2011, the Company renounced CAD$4,760 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately CAD$1,200.

On November 1, 2011, the Company issued 215,580 common shares at a price of CAD$0.116 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property. Note 7(a)(ii) provides further details.

12.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 8,325,000 common shares are outstanding as at December 31, 2013. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

Canarc Resource Corp.	175	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013		2012		2011
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	9,999,000	$0.15	10,115,000	$0.24	9,410,000	$0.31
Granted	2,000,000	$0.08	2,860,000	$0.12	2,220,000	$0.14
Exercised	(769,000)	$0.10	(346,000)	$0.10	(299,000)	$0.11
Cancelled for share appreciation rights	(700,000)	$0.10	-	$0.00	-	$0.00
Forfeited	(160,000)	$0.12	(145,000)	$0.13	(16,000)	$0.10
Expired	(2,045,000)	$0.25	(2,485,000)	$0.49	(1,200,000)	$0.69
Outstanding balance, end of year	8,325,000	$0.11	9,999,000	$0.15	10,115,000	$0.24

Exercise price range (CAD$)	$0.08 - $0.145		$0.10 - $0.29		$0.10 - $0.74

Canarc Resource Corp.	176	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2013:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2013	(Number of Years)	(CAD$)	Dec 31, 2013	(Number of Years)	(CAD$)

$0.11	1,220,000	0.54	$0.11	1,220,000	0.54	$0.11
$0.10	1,955,000	1.69	$0.10	1,955,000	1.69	$0.10
$0.135	1,815,000	2.51	$0.135	1,815,000	2.51	$0.135
$0.145	1,335,000	3.46	$0.145	0	-	-
$0.08	2,000,000	4.48	$0.08	800,000	4.48	$0.08
	8,325,000	2.66	$0.11	5,790,000	2.09	$0.11

During the year ended December 31, 2013, the Company recognized share-based payments of $72,000 (2012 - $168,000 and 2011 - $241,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the year. Share-based payments are segregated between directors and officers, employees and consultants as follows:

Canarc Resource Corp.	177	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

		December 31,
	2013	2012	2011

Directors and officers	$ 76	$ 95	$ 225
Employees	5	7	16
Consultants	(9)	66	-

	$ 72	$ 168	$ 241

12.	Share Capital (continued)

Canarc Resource Corp.	178	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2013	2012	2011

Number of stock options granted	2,000,000	2,860,000	2,220,000
Fair value of stock options granted (CAD$)	$0.06	$0.09	$0.11

Market price of shares on grant date (CAD$)	$0.08	$0.14	$0.14
Pre-vest forfeiture rate	3.54%	1.03%	1.43%
Risk-free interest rate	1.71%	1.17%	2.22%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	117%	113%	108%
Expected option life in years	4.52	2.93	4.86

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In July 2011, the Company granted 2,220,000 stock options to directors, officers and employees with an exercise price of CAD$0.135 and an expiry date of July 6, 2016, and which were subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In March 2012, the Company granted 1,400,000 stock options to directors, officers, employees and consultants with an exercise price of CAD$0.10 and an expiry date of March 23, 2013, and which were subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

In June 2012, the Company granted 1,460,000 stock options to directors, officers and employees with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2013.

Canarc Resource Corp.	179	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

In June 2013, the Company granted 2,000,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 26, 2018, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

In January 2014, the Company granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

12.	Share Capital (continued)

(d)	Warrants:

On January 31, 2014, the Company issued 9 million warrants with an exercise price of CAD$0.10 and an expiry date of January 31, 2016 pursuant to a private placement. Note 12(b)(i) provides further details.

In February 2014, the Company announced a private placement for up to 21 million units at CAD$0.10 per unit for gross proceeds of up to CAD$2.1 million, subject to regulatory approval. In March 2014, the

Canarc Resource Corp.	180	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Company closed the first tranche for 10.6 million units for CAD$1.06 million of the financing, and paid $66,200 in cash and issued 661,700 in warrants as finders’ fees. Note 12(b)(i) provides further details.

At December 31, 2013, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

$0.15 /	until September 28, 2014	11,300,000	-	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	904,000	-	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	4,500,000	-	-	-	4,500,000
$0.20	expiry December 19, 2015 (1)

$0.15 /	until January 11, 2015	-	600,000	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	-	1,000,000	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

		16,704,000	1,600,000	-	-	18,304,000

(1)	These warrants are subject to an accelerated expiry. Note 12(b)(iii) provides further details.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%. Note 12(b)(iii) provides further details.

Canarc Resource Corp.	181	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2012, the Company had outstanding warrants as follows:

Canarc Resource Corp.	182	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	December 31, 2012

$0.22	June 13, 2012	4,250,000	-	-	(4,250,000)	-

$0.15 /	until September 28, 2014	-	11,300,000	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	-	904,000	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	-	4,500,000	-	-	4,500,000
$0.20	expiry December 19, 2015 (3)

		4,250,000	16,704,000	-	(4,250,000)	16,704,000

(1)	These warrants are subject to an accelerated expiry. Note 12(b)(iii) provides further details.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%. Note 12(b)(iii) provides further details.

(3)	These warrants are subject to an accelerated expiry. Note 12(b)(iii) provides further details.

Canarc Resource Corp.	183	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2011, the Company had outstanding warrants as follows:

Canarc Resource Corp.	184	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2010	Issued	Exercised	Expired	December 31, 2011

$0.15	April 22, 2011	39,410	-	(31,675)	(7,735)	-
$0.15	October 22, 2011	202,160	-	-	(202,160)	-
$0.15	April 22, 2011	2,319,140	-	(1,185,975)	(1,133,165)	-
$0.165	May 9, 2011	128,410	-	(96,000)	(32,410)	-
$0.22	June 13, 2012	4,250,000	-	-	-	4,250,000

		6,939,120	-	(1,313,650)	(1,375,470)	4,250,000

(e)	Common shares reserved for issuance at December 31, 2013:

Number of Shares

Stock options (Note 12(c))	8,325,000
Warrants (Note 12(d))	18,304,000

Balance, December 31, 2013	26,629,000

(f)	Shareholder rights plan:

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

Canarc Resource Corp.	185	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	General and Administrative

		Years ended December 31,
	2013	2012	2011

General and Administrative:
Accounting and audit	$ 24	$ 67	$ 71
Legal	30	32	80
Office and sundry	54	51	42
Regulatory	58	73	52
Rent	57	66	51
	$ 223	$ 289	$ 296

Canarc Resource Corp.	186	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2013, 2012 and 2011:

Canarc Resource Corp.	187	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2013	2012	2011	2013	2012

Key management compensation:
Executive salaries and remuneration (1)	$ 428	$ 592	$ 473	$ (222)	$ -
Directors fees	29	35	40	(201)	(185)
Share-based payments	76	89	212	-	-
	$ 533	$ 716	$ 725	$ (423)	$ (185)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 67	$ 82	$ 72	$ (158)	$ (107)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	59	36	55	(108)	(11)

Write-down of long-term investments (4)	91	-	-	-	-

Write-off of receivables (5)	54	-	-	-	-

(1)	Includes key management compensation which is included in mineral property interests.

(2)	Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	The Company wrote-down its investment in Aztec to a nominal value of CAD$100. Note 9 provides further details.

(5)	The Company wrote-off receivables from Aztec and BYG in 2013.

Canarc Resource Corp.	188	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The above transactions are incurred in the normal course of business.

15.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada.

16.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

Canarc Resource Corp.	189	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

	2013	2012

Loss for the year	$ (1,377)	$ (1,206)
Canadian statutory tax rate	26.0%	25.0%

Income tax benefit computed at statutory rates	$ (358)	$ (302)
Temporary differences	11	(82)
Items non-deductible for income tax purposes	19	42
Unused tax losses and tax offsets not recognized in tax asset	437	411
Effect of change in tax rate	(109)	(69)

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2013 and 2012 are presented below:

December 31,
	2013		2012

Deferred tax assets
Capital losses carried forward	$ -		$ -
Tax value over book value of equipment	-		-
Deferred tax assets	-		-

Deferred tax liabilities
Book value over tax value of marketable securities	-		-
Book value over tax value of mineral properties	-		-
Deferred tax liabilities	-		-

Net deferred tax assets	$ -		$ -

Canarc Resource Corp.	190	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes (continued)

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

		December 31,
	2013		2012

Non-capital losses	$ 8,754		$ 8,761
Capital losses	10		10
Available for sale securities	55		12
Share issue costs	190		272
Tax value over book value of mineral properties	959		345
Tax value over book value of equipment	1,560		1,669
Unrecognized deductible temporary differences	$ 11,528		$ 11,069

As at December 31, 2013, the Company’s unrecognized unused non-capital losses have the following expiry dates:

Canarc Resource Corp.	191	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2014	$ 722
2015	88
2026	783
2027	1,727
2028	791
2029	1,681
2030	953
2031	876
2032	1,140
2033	598

$ 9,359

17.	Subsequent Events

Canarc Resource Corp.	192	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

In February 2014, the Company signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American (the “Transaction”).

The main asset of Pan American is its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. Pan American, together with its partner operator, Minera Rio Tinto SA de CV (“MRT”), is in pilot production at its gold-silver mine at La Cieneguita whereby Pan American receives 35% of net cash flow from production. Subject to due diligence, the Company and Pan American were of the view that the mine can potentially be modernized and expanded in phases to become a core asset of the combined company.

The structure of the proposed Transaction was subject to review and consultation by the parties; however, the LOI anticipated that the Company would acquire all of the outstanding common shares of Pan American (the "Shares") and that the shareholders of Pan American would receive 0.82 (the “Exchange Ratio”) of a common share of the Company and 0.25 of a warrant of the Company (each whole warrant being a “Warrant”) for each Share held. The proposed Exchange Ratio implied a 25% premium to the volume weighted average price of the Shares over the last 20 trading days and accounted for the USD to CAD currency conversion. Each Warrant would be exercisable to purchase one common share of the Company at an exercise price equal to CAD$0.15 for a period of 3 years.

Pan American had granted the Company a 130 day period of exclusivity (the “Exclusivity Period”) to complete its due diligence and negotiate a definitive agreement with respect to the Transaction. The LOI would terminate on June 30, 2014 unless terminated earlier by either party as a result of its due diligence.

Pursuant to the terms of the LOI, the Company had agreed to pay $100,000 (the “Funds”) to Pan American, following TSX approval. Pan American had agreed to repay the Funds to the Company in the event that (a) the Company terminated the LOI or determined not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminated the LOI or determined not to proceed with the Transaction for any reason.

The Company planned to use commercially reasonable efforts to raise up to $1.8 million in working capital financing pursuant to a private placement, subject to regulatory approval. In the event that the private placement was completed, the parties had agreed to negotiate an interim loan facility (the “Loan”). Under the Loan, the Company would lend Pan American up to a total of $250,000 prior to closing of the Transaction.

Canarc Resource Corp.	193	Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Following the completion of the Transaction, Pan American would have the right to nominate two persons to the board of directors of the combined company. The remainder of the board would be nominees of the Company.

The Transaction was subject to the parties negotiating and entering into a definitive agreement by June 30, 2014. Entering into a definitive agreement with respect to the Transaction would have been subject to, among other things: (a) each party being satisfied in its sole discretion as to the results of its due diligence review, and (b) approval of the board of directors of each party. The definitive agreement would include customary provisions and deal protections, including receipt of all necessary consents and approvals, including all required stock exchange and shareholder approvals.

Canarc Resource Corp.	194	Form 20-F

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

Canarc Resource Corp.	195	Form 20-F

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Catalin Chiloflischi, Chief Executive Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2013 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Catalin Chiloflischi
Vancouver, Canada April 28, 2014	Catalin Chiloflischi Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

Certification of Chief Financial Officer pursuant to

Canarc Resource Corp.	196	Form 20-F

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2013 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada April 28, 2014		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

197