Form 20-F
period 2014-12-31
CANARC RESOURCE CORP
filed 2015-04-29
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2014
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 157,436,305 common shares as at December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  No ☑

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

TABLE OF CONTENTS

PART I	9
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	9
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3. KEY INFORMATION	9
3.A Selected Financial Data	9
3.B Capitalization and Indebtedness	12
3.C Reasons for the Offer and Use of Proceeds	12
3.D Risk Factors	12
ITEM 4. INFORMATION ON THE COMPANY	23
4.A History and Development of the Company	23
4.B Business Overview	31
4.C Organizational Structure	33
4.D Property, Plants and Equipment	34
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	49
5.A Operating Results	49
5.B Liquidity and Capital Resources	57
5.C Research and Development, Patents and Licenses, etc.	60
5.D Trend Information	60
5.E Off-Balance Sheet Arrangements	61
5.F Tabular Disclosure of Contractual Obligations	62
5.G Safe Harbor	63
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	64

6.A Directors and Senior Management	64
6.B Compensation	66
6.C Board Practices	75
6.D Employees	81
6.E Share Ownership	81
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	86
7.A Major Shareholders	86
7.B Related Party Transactions	88
7.C Interests of Experts and Counsel	91
ITEM 8. FINANCIAL INFORMATION	91
8.A Consolidated Statements and Other Financial Information	91
8.B Significant Changes	94
ITEM 9. THE OFFER AND LISTING	94
9.A Offer and Listing Details	94
9.B Plan of Distribution	96
9.C Markets	97
9.D Selling Shareholders	97
9.E Dilution	97
9.F Expenses of the Issue	97
ITEM 10. ADDITIONAL INFORMATION	97
10.A Share Capital	98
10.B Notice of Articles and Articles of Association	98
10.C Material Contracts	106
10.D Exchange Controls	107
10.E Taxation	109
10.F Dividends and Paying Agents	116

10.G Statement by Experts	116
10.H Documents on Display	116
10.I Subsidiary Information	116
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	117
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	121
PART II	122
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	122
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	122
ITEM 15. CONTROLS AND PROCEDURES	122
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	125
16.A Audit Committee Financial Expert	125
16.B Code of Ethics	126
16.C Principal Accountant Fees and Services	127
16.D Exemptions from the Listing Standards for Audit Committees	127
16.E Purchases of Equity Securities by the Registrant and Affiliated Purchasers	127
16.F Change in Registrant's Certifying Accountant	128
16.G Corporate Governance	128
16.H Mine Safety Disclosure	128
PART III	129
ITEM 17. FINANCIAL STATEMENTS	129
ITEM 18. FINANCIAL STATEMENTS	129
ITEM 19. EXHIBITS	130

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

1 Canarc Resource Corp. Form 20-F

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

2 Canarc Resource Corp. Form 20-F

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
3 Canarc Resource Corp. Form 20-F

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
4 Canarc Resource Corp. Form 20-F

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
5 Canarc Resource Corp. Form 20-F

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
6 Canarc Resource Corp. Form 20-F

winze – an internal shaft in an underground mine.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	1 pound	= 0.4535 kilogram
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

7 Canarc Resource Corp. Form 20-F

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

8 Canarc Resource Corp. Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The following financial information (stated in United States dollars) with respect to the last five fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been derived from Canarc’s audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in United States dollars unless otherwise indicated. The consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are set out and included in Item 18 of this annual report on Form 20-F.

9 Canarc Resource Corp. Form 20-F

IFRS
Selected Financial Information		As at and for the years ended December 31
(stated in thousands of U.S. dollars, except per share amounts)		2014	2013	2012	2011	2010

(a)	Total revenues (1)	$ -	$ -	$ -	$ -	$ -

(b)	Other incomes (2)	$ -	$ -	$ 77	$ -	$ -

(c)	Income (loss) before extraordinary items:
	(i) Total	$ (1,831)	$ (1,377)	$ (1,206)	$ (1,209)	$ (1,396)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

(d)	Net income (loss):
	(i) Total	$ (1,831)	$ (1,377)	$ (1,206)	$ (1,209)	$ (1,396)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)
	(iii) Diluted earnings (loss) per share:	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

(e)	Total assets	$ 12,564	$ 12,488	$ 13,983	$ 13,277	$ 13,900

(f)	Total long-term debt (3)	$ -	$ -	$ -	$ -	$ -

(g)	Shareholders' equity (net assets)	$ 11,650	$ 11,412	$ 13,054	$ 12,470	$ 11,979

(h)	Dividends per share	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	207,901,803	141,447,195	136,945,171	108,461,171	107,335,010
	Number of common shares	157,436,305	114,818,195	110,242,171	94,096,171	90,985,890

(1)	Canarc has no sources of operating revenues.

(2)	Other income includes gains from the disposition of marketable securities and investment and other income.

(3)	Canarc has no preferred shares.

The Company is involved with mineral exploration and does not have any sources of operating revenues.

10 Canarc Resource Corp. Form 20-F

On April 22, 2015, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.2228.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
October	2014	1.1385	1.1090
November	2014	1.1452	1.1191
December	2014	1.1672	1.1314
January	2015	1.2800	1.1679
February	2015	1.2697	1.2353
March	2015	1.2835	1.2407

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2010	1.0848	0.9931	1.0299	0.9946
2011	1.0658	0.9407	0.9891	1.0170
2012	1.0443	0.9642	0.9996	0.9949
2013	1.0704	0.9838	1.0298	1.0617
2014	1.1672	1.0589	1.1045	1.1601

11 Canarc Resource Corp. Form 20-F

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

12 Canarc Resource Corp. Form 20-F

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

As noted in its audited consolidated financial statements for the year ended December 31, 2014, the Registrant has no operating revenues, has incurred significant operating losses and has an accumulated deficit of approximately $50.3 million at December 31, 2014. Furthermore, the Registrant has a working capital deficiency of approximately $156,000 as at December 31, 2014, and lack sufficient funds to achieve the Registrant’s planned business objectives. The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2014 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Registrant’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

13 Canarc Resource Corp. Form 20-F

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

14 Canarc Resource Corp. Form 20-F

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

15 Canarc Resource Corp. Form 20-F

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

16 Canarc Resource Corp. Form 20-F

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

17 Canarc Resource Corp. Form 20-F

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

18 Canarc Resource Corp. Form 20-F

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

19 Canarc Resource Corp. Form 20-F

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

20 Canarc Resource Corp. Form 20-F

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

21 Canarc Resource Corp. Form 20-F

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

22 Canarc Resource Corp. Form 20-F

Possible dilution to current shareholders based on outstanding options and warrants.

At December 31, 2014, the Company had 157,436,305 common shares and 10,130,000 outstanding share purchase options and 40,335,498 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2014, securities that could be dilutive represented approximately 32.1% of the Company’s issued shares. None of these dilutive securities were exercisable at prices below the December 31, 2014 closing market price of CAD$0.03 for the Company’s shares, which would not accordingly result in dilution to existing shareholders.

ITEM 4. INFORMATION ON THE COMPANY

The Registrant is a Canadian mineral exploration company and is subject to National Instrument 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects. It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its material mineral projects. In addition to other matters, it sets out strict guidelines for the classification of and use of the terms ‘mineral resource’ and ‘mineral reserve’ and it requires all technical disclosure on all material properties to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association. The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/policy.asp?id=2884&scat=4&title=4%20-%20Distribution%20Requirements. While the Registrant believes that its technical disclosure, when made, was accurate, technical disclosure prepared by the Registrant before NI 43-101 came into force in February 2001 has not been updated by the Registrant to be compliant with NI 43-101 other than as specifically disclosed herein.

4.A History and Development of the Company

Incorporation and Reporting Status

The Registrant was incorporated under the laws of British Columbia, Canada, on January 22, 1987 under the name, “Canarc Resource Corp.”, by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.

23 Canarc Resource Corp. Form 20-F

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

24 Canarc Resource Corp. Form 20-F

- Windfall Hills properties, British Columbia, and

- Eskay Creek property in British Columbia,

of which the New Polaris property is the material mineral property of the Registrant.

In its consolidated financial statements prepared in accordance with IFRS, the Registrant has capitalized costs, net of recoveries and write-downs, of approximately $11.8 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2014 and are summarized as follows for the past three fiscal years:

		2014			2013			2012
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$ 3,876	$ 7,090	$ 10,966	$ 3,892	$ 7,938	$ 11,830	$ 3,905	$ 8,643	$ 12,548
Windfall Hills	401	437	838	408	92	500	210	117	327

Yukon (Canada):
Tay-LP (1)	-	-	-	-	-	-	174	495	669

	$ 4,277	$ 7,527	$ 11,804	$ 4,300	$ 8,030	$ 12,330	$ 4,289	$ 9,255	$ 13,544

(1) The Tay-LP property was written off in 2013.

Further information and details regarding Canarc’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2014 and to the date of this Form 20-F, the Registrant had been engaged in exploration and development of precious metal projects in Canada. The major events in the development of the Registrant’s business over the last three years are set out below. Information and details regarding the Registrant’s properties are provided in Item 4.D.

25 Canarc Resource Corp. Form 20-F

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

Letter of Intent with Pan American Goldfields Ltd.

In February 2014, Canarc signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby Canarc may acquire all of the outstanding common shares of Pan American (the “Transaction”). The LOI was however terminated in May 2014 as a result of Canarc’s due diligence.

The main asset of Pan American was its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. Pan American, together with its partner operator, Minera Rio Tinto SA de CV (“MRT”), was in pilot production at its gold-silver mine at La

26 Canarc Resource Corp. Form 20-F

Cieneguita whereby Pan American received 35% of net cash flow from production. Subject to due diligence, Canarc and Pan American were of the view that the mine can potentially be modernized and expanded in phases to become a core asset of the combined company.

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

Pursuant to the terms of the LOI, Canarc had agreed to pay $100,000 (the “Funds”) to Pan American, following TSX approval; funds of $40,000 were advanced in April 2014 which bore an interest rate of 1% per month and was written off in September 2014 as collectability was doubtful. Pan American had agreed to repay the Funds to Canarc in the event that (a) Canarc terminated the LOI or determined not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminated the LOI or determined not to proceed with the Transaction for any reason.

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

27 Canarc Resource Corp. Form 20-F

In May 2014, as a result of its due diligence, Canarc terminated the LOI with Pan American.

Share Exchange Agreement with Santa Fe Gold Corporation

On July 15, 2014, Canarc and Santa Fe Gold Corporation (“Santa Fe”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) pursuant to which Santa Fe was to issue 66,000,000 shares of its common stock to Canarc, and Canarc was to issue 33,000,000 of its common shares to Santa Fe (the "Share Exchange"). Upon consummation of the Share Exchange, Santa Fe would own approximately 17% of Canarc 's outstanding shares and Canarc would own approximately 34% of Santa Fe's outstanding common shares. The Share Exchange Agreement did not close and terminated on its own terms on October 15, 2014.

The purpose of the Share Exchange was to facilitate a significant turnaround for Santa Fe and a material new opportunity for Canarc driven by the appointment of Canarc’s nominees to the Santa Fe’s management team and Board of Directors, the re-capitalization of Santa Fe, the re-structuring of Santa Fe’s secured debt and re-development of its Summit gold-silver mine in New Mexico, USA. The Share Exchange Agreement contained representations, warranties, conditions and covenants of the parties customary for transactions of this type.

In connection with the strategic Share Exchange:

•	Santa Fe's senior secured creditors, Waterton Global Value, L.P. ("Waterton"), Sandstorm Gold Ltd. and Sandstorm Gold (Barbados) Ltd. ("Sandstorm") have entered into respective agreements that demonstrated that they were supportive of the share exchange transaction and that they were amenable to restructuring collectively approximately $20 million of Santa Fe indebtedness.

•	Santa Fe had entered into a "best-efforts" Placement Agreement with an investment bank, pursuant to which it would place an estimated $22 million of 8% Gold Bonds due in 2018 that were redeemable in cash or gold ETF.

•	Mr. Bradford Cooke, Chairman and Founder of Canarc had been appointed as Chairman of Santa Fe and Santa Fe's board shall consist of three current Santa Fe directors: Messrs. Jakes Jordan, Michael Heeley and Erich Hofer, and two nominees from Canarc: Messrs. Bradford Cooke and Catalin Chiloflischi.

•	Canarc’s CEO, Mr. Catalin Chiloflischi, had been appointed President and Chief Executive Officer and Director of Santa Fe, and Canarc’s Chief Operating Officer, Mr. Garry Biles, had been appointed Chief Operating Officer of Santa Fe.
28 Canarc Resource Corp. Form 20-F

Pursuant to the Share Exchange Agreement, in July 2014, Canarc advanced a promissory note loan of $200,000 to Santa Fe, which initially bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest shall bear an interest rate of 14%. In September 2014, further funds of $20,000 were advanced to Santa Fe. The promissory note receivable from Santa Fe along with accrued interest was determined to be impaired as collectability was doubtful, and was written off at December 31, 2014. In 2015, demand notices for repayment have been submitted by Canarc to Santa Fe, as Canarc maintains its legal rights relative to the promissory note loan.

On October 15, 2014, the conditions precedent set forth in the Share Exchange Agreement were not satisfied and the agreement terminated on that date, and Canarc’s officers and directors who were appointed to the Santa Fe management and/or board, as specified in the Share Exchange Agreement, resigned from their respective roles as Santa Fe officers and/or directors.

Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement with PanTerra. PanTerra has a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 m drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 m of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from Canarc within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

Others

29 Canarc Resource Corp. Form 20-F

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

In November 2013, the TSX had advised the Company that the TSX was reviewing the eligibility for continued listing on the TSX of the securities of the Company pursuant to Part VII of the Toronto Stock Exchange Company Manual. The Company was being reviewed under the Remedial Review Process and had been initially granted 120 days to comply with all requirements for continued listing with subsequent extensions to comply. Specifically the Company needed to comply with expenditures of CAD$350,000 on exploration or development work on its mineral resource properties and with adequate working capital. For the nine months ended September 30, 2014, the Company closed private placements for gross proceeds totalling CAD$3.26 million and completed its drilling program for the Windfall Hills property. In September 2014, the TSX confirmed that the Company satisfied the TSX’s continued listing requirements.

In fiscal 2013, the Company received demand loans of $126,000 from two directors, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

30 Canarc Resource Corp. Form 20-F

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

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. Funds of CAD$382,900 were expended for flow-through purposes as at December 31, 2014. Item 5.B provides further details.

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

31 Canarc Resource Corp. Form 20-F

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

32 Canarc Resource Corp. Form 20-F

Trends

The cumulative annual average for gold prices decreased from $1,669 in 2012 to $1,411 in 2013 and then decreased to $1,266 in 2014 and closing at $1,196 on March 25, 2015. Gold prices did not achieve new highs in 2014 and 2013 relative to 2012. In 2012, prices reached an annual high of $1,792 in October 2012, but only achieved annual highs of $1,694 in 2013 and $1,385 in 2014. The high for 2015 was $1,297 on January 22, 2015 which is lower than the annual highs in the prior three years.

During the same period from January 2012 to December 2014, the closing market price for Canarc’s shares decreased from CAD$0.09 to CAD$0.03 – a decrease of 67%, and the high of CAD$0.24 was in February 2013. On April 22, 2015, the closing market share price was CAD$0.03. The lack of financing and a joint venture partner to advance the New Polaris gold project contributed to the ongoing weaknesses in the market price of Canarc’s shares although the liquidity and market price of its shares were heightened during the exclusivity period with Canford from September 2012 to early March 2013. Management continues to foresee opportunities to finance the mineral exploration and development efforts on Canarc’s mineral property interests, and also to evaluate and consider new acquisitions in the gold arena. In February 2015, the Company did enter into a Pre-Development and Earn-In Binding Agreement with PanTerra. Items 4.A and 4.D provide further details.

Risk factors in Item 3.D provide further details regarding competition and government regulations.

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

33 Canarc Resource Corp. Form 20-F

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

4.D Property, Plant and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2014):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,876,000	$7,090,000	$10,966,000
Windfall Hills	BC, Canada	100.00%	$401,000	$437,000	$838,000
Eskay Creek	BC, Canada	33.33%	$0	$0	$0

¹ Subject to any royalties or other interests as disclosed below.

² Previously known as “Polaris-Taku”.

3 Net of recoveries and write-downs.

34 Canarc Resource Corp. Form 20-F

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

35 Canarc Resource Corp. Form 20-F

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

36 Canarc Resource Corp. Form 20-F

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

37 Canarc Resource Corp. Form 20-F

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

38 Canarc Resource Corp. Form 20-F

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

39 Canarc Resource Corp. Form 20-F

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

40 Canarc Resource Corp. Form 20-F

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

In July 2012 Canarc significantly reduced the estimated cost of the proposed work program to complete a feasibility study for commercial development of the New Polaris project from CAD$26 million to approximately CAD$9 million. Canarc previously planned a CAD$26 million work program which included underground mine development in order to complete a feasibility study for the project. Under the revised program, the underground mine development work will be deferred to the post-feasibility mine development program. Instead, Canarc planned to carry out an additional 15,000 meters of infill core drilling in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility. About CAD$4 million of the CAD$9 million revised cost was related to drilling and the balance was related to permitting and engineering. The proposed work program to complete a feasibility study was subject to securing a partner for the project and/or financing.

41 Canarc Resource Corp. Form 20-F

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

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement with PanTerra. PanTerra has a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 m drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 m of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from Canarc within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

Other Mineral Projects

The following projects are considered not material by the Registrant and are not compliant with NI 43-101 unless otherwise stated. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

Tay-LP Property, Yukon, Canada

42 Canarc Resource Corp. Form 20-F

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

43 Canarc Resource Corp. Form 20-F

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

44 Canarc Resource Corp. Form 20-F

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

45 Canarc Resource Corp. Form 20-F

Location Map

David St. C. Dunn, P.Geo., and James Moors, P.Geo, who was Vice President Exploration of the Registrant at that time, are the Qualified Persons for the Tay-LP Technical Report.

46 Canarc Resource Corp. Form 20-F

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

47 Canarc Resource Corp. Form 20-F

Canarc completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry.

In June 2014, Canarc received government permit for the drilling program which was mobilized in July 2014 and was financed by a flow-through financing of CAD$400,000 which closed in July 2014. Funds of CAD$382,900 were expended for flow through purposes as at December 31, 2014. Canarc completed 3 holes and 1,149 metres of drilling that intersected an alteration zone anomalous in gold-silver. The Company is evaluating the possibility of additional geochemical and geophysical surveys in 2015 in order to better target the mineralized zone, subject to financing.

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

In November 2013, the TSX had advised the Registrant that the TSX was reviewing the eligibility for continued listing on the TSX of the securities of the Registrant pursuant to Part VII of the Toronto Stock Exchange Company Manual. The Registrant was being reviewed under the Remedial Review Process and had been initially granted 120 days to comply with all requirements for continued listing with subsequent extensions to comply. Specifically the Registrant needed to comply with expenditures of CAD$350,000 on exploration or development work on its mineral resource properties and with adequate working capital. For the nine months ended September 30, 2014, the Registrant closed private placements for gross proceeds totalling CAD$3.26 million and completed its drilling program for the Windfall Hills property. In September 2014, the TSX confirmed that the Registrant satisfied the TSX’s continued listing requirements.

48 Canarc Resource Corp. Form 20-F

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2014, 2013 and 2012 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

The Registrant’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

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

49 Canarc Resource Corp. Form 20-F

The Registrant is not aware of any seasonality in the business that has a material effect upon its financial condition, results of operations or cash flows. The Registrant is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Fiscal Year 2014 – Year ended December 31, 2014 compared with December 31, 2013

Canarc incurred a net loss of $1.83 million for the year ended December 31, 2014 which is higher than the net loss of $1.38 million for fiscal 2013, with commensurately higher operating expenses in the current year. Net losses were impacted by different functional expense items.

Canarc has no sources of operating revenues. Operating losses continue to be incurred for ongoing activities of Canarc in seeking an appropriate joint venture partner to advance the New Polaris property and in pursuing mining projects of merit.

Corporate development expenses were lower in the first quarter of 2014 than the same quarter in 2013, but were higher in the remaining quarters of 2014. In the second quarter of fiscal 2014, Canarc conducted due diligence work on the main asset of Pan American which was its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. This resulted in the signing of a letter of intent in February 2014 which anticipated that Canarc would acquire all of the outstanding common shares of Pan American, but was terminated in May 2014 due to results from Canarc’s due diligence. In the second quarter, Canarc focused its efforts on Santa Fe and its gold-silver mine and mill and the organic growth potential in the district which culminated in the execution of the Share Exchange Agreement in July 2014 whereby Canarc would issue 33 million common shares to Santa Fe and Santa Fe would issue 66 million common shares to Canarc; effectively Canarc would have a 34% interest in Santa Fe and Santa Fe would have a 17% interest in Canarc. In October 2014, the conditions precedent set forth in the Share Exchange Agreement was not satisfied and the agreement terminated on its own terms. Corporate development activities in the fourth quarter of fiscal 2014 focused on evaluating an alternative metallurgical process which resulted in the Pre-Development and Earn-In Binding Agreement with PanTerra in February 2015 to advance Canarc’s New Polaris project. Major expenses incurred for corporate development include: legal fees for drafting and finalizing agreements, corporate and securities due diligence and property title opinions; geological and metallurgical assessments; salary allocations; and travel expenses for Mexico and the USA. In early 2013, Canarc was involved in a strategic mine acquisition partnership which intensified Canarc’s efforts to identify acquisition opportunities which were to be debt financed but such arrangement ceased in March 2013. Corporate development expenses were negligible for the remaining quarters of 2013.

Remuneration for employees was higher in the current period relative to the prior period in 2013. The employment of a full time senior officer along with severance settlements for two other senior officers contributed to higher employee remuneration. Such employment contributed to Canarc’s ability to close three private placements totalling CAD$3.26 million, letter of intent with Pan American which was subsequently terminated, share exchange agreement with Santa Fe which was subsequently terminated, and the pre-development and earn-in agreement in February 2015. Salary allocations during the term of the share exchange agreement prior to its termination resulted in lower salaries incurred for general administration in the third quarter of fiscal 2014 in comparison to prior comparative quarters of 2014 and 2013; these expenses have been accordingly allocated to corporate development efforts.

50 Canarc Resource Corp. Form 20-F

General and administrative expenses were higher in 2014 than in 2013. The principle factor was legal services rendered to Canarc in relation to TSX delisting review, advisory services rendered to the Board on compensation matters, appointment of a new senior officer, severance settlements with two other senior officers, and corporate finance issues relating to its working capital. In 2013, legal services were mainly for the strategic mine acquisition partnership which was terminated in March 2013. Office and sundry and rent reflect the ongoing expenditures for ancillary office support facilities in which the former was higher in the current period due to increased level of corporate activity related to project due diligence, equity financings and exploration program for the Windfall Hills project. Regulatory fees were higher for the current fiscal year from the proposed shares-for-debt settlement for directors’ fees payable which required shareholder approval at Canarc’s annual general meeting held in June 2014 which resolution did not pass. In 2013, Canarc had reduced discretionary expenses due to limited cash resources.

Shareholder relations activities were heightened in 2014 than in 2013 for shareholder communications and marketing services principally in Europe to attract a greater breadth of investor base, to promote new interest in Canarc’s mineral properties, and to create greater awareness of its letter of intent with Pan American for the La Cieneguita mine project at that time. Such activities provided the catalyst for Canarc to close equity financings of CAD$3.26 million with a geographically diverse group of overseas shareholders. Shareholder activities continued from commitments from prior quarters with no new shareholder activities being implemented in the remaining quarters of fiscal 2014 as the primary focus was the Share Exchange Agreement with Santa Fe and arranging financing for Santa Fe, which agreement was terminated in October 2014.

Share-based payments were higher in the current period than in the prior comparable period. Canarc granted 500,000 stock options in January 2014 which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. Then in July 2014, Canarc granted 4,050,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; this resulted in the increase in share based payments expenses in the third quarter of 2014. Two million stock options with vesting provisions were granted in the second quarter of 2013. The forfeiture of stock options in January 2014 and April 2014 due to the retirement of two senior officers reduced share-based payments. Also the 1,460,000 stock options which were granted in June 2012 with an exercise price of CAD$0.145 and an expiry date of June 18, 2017 will only vest when Canarc consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2014. No probable likelihood of a material transaction was attributed to these June 2012 stock option grants, and therefore no share-based payments have been recognized.

Interest income is realized from Canarc’s premium investment savings account which is cashable at any time and for the accrued interest for the $40,000 loan owed by Pan American and the $200,000 promissory note and a further loan of $20,000 owed by Santa Fe in which such demand loans were written off due to impairment issues as collectability was doubtful. In 2015, demand notices for repayment have been submitted by Canarc to Santa Fe, as Canarc maintains its legal rights relative to the promissory note loan.

51 Canarc Resource Corp. Form 20-F

Interest expense was higher in 2013 from the demand loans and for the estimated flow through indemnity obligation from ineligible Canadian exploration expenditures for flow-through purposes; the latter was derecognized at the end of fiscal 2013 as Canarc determined that it was improbable that any further cash outlays would be required. Demand loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, Canarc repaid all principal and interest in full settlement of outstanding demand loans.

Foreign exchange gain or loss reflects the transactional impact in the foreign exchange fluctuations of the US$ relative to the CAD$, and not attributable to translation effects.

As at December 31, 2014, Canarc has mineral property interests which are comprised of the following:

	British Columbia (Canada)		Yukon (Canada)
($000s)	New Polaris	Windfall Hills	Tay-LP	Total

Acquisition Costs:

Balance, December 31, 2012	$ 3,905	$ 210	$ 174	$ 4,289
Additions	-	212	-	212
Foreign currency translation adjustment	(13)	(14)	(11)	(38)
Write-off	-	-	(163)	(163)
Balance, December 31, 2013	3,892	408	-	4,300
Additions	-	27	-	27
Foreign currency translation adjustment	(16)	(34)	-	(50)
Balance, December 31, 2014	$ 3,876	$ 401	$ -	$ 4,277

Deferred Exploration Expenditures:

Balance, December 31, 2012	$ 8,643	$ 117	$ 495	$ 9,255
Additions	17	(18)	10	9
Foreign currency translation adjustment	(722)	(7)	(32)	(761)
Write-off	-	-	(473)	(473)
Balance, December 31, 2013	7,938	92	-	8,030
Additions, net of recoveries	23	352	-	375
Foreign currency translation adjustment	(871)	(7)	-	(878)
Balance, December 31, 2014	$ 7,090	$ 437	$ -	$ 7,527

Mineral property interests:
Balance, December 31, 2013	$ 11,830	$ 500	$ -	$ 12,330
Balance, December 31, 2014	10,966	838	-	11,804

52 Canarc Resource Corp. Form 20-F

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

53 Canarc Resource Corp. Form 20-F

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

54 Canarc Resource Corp. Form 20-F

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

55 Canarc Resource Corp. Form 20-F

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

56 Canarc Resource Corp. Form 20-F

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

57 Canarc Resource Corp. Form 20-F

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

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
($000s)	2014	2013

Cash	$ 675	$ 50
Working capital (deficiency)	(156)	(921)

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

58 Canarc Resource Corp. Form 20-F

On January 31, 2014, Canarc closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 were paid for the private placement.

In March and April 2014, Canarc closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, Canarc closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders’ fees. On April 3, 2014, Canarc closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement.

On July 9, 2014, Canarc closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. Funds of CAD$382,900 were expended for flow-through purposes as at December 31, 2014.

In October 2014, Canarc received 358,000 shares from Aztec Metals Corp., a company sharing certain common directors, (“Aztec”) in settlement of debt owed to Canarc which Canarc had written off in 2013.

At December 31, 2014, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Number of
Shares

New Polaris:
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as Canarc determines which properties to continue to explore and which to abandon.

59 Canarc Resource Corp. Form 20-F

Canarc has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2014.

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement with PanTerra. PanTerra has a 30-month option to earn a 50% interest in Canarc’s New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. Items 4.A and 4.D provide further details.

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

60 Canarc Resource Corp. Form 20-F

The Registrant currently has no active business operations that would be affected by recent trends in productions, sales, etc. The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012.

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

61 Canarc Resource Corp. Form 20-F

5.F Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2014:

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

Pursuant to the terms of the LOI, Canarc had agreed to pay $100,000 (the “Funds”) to Pan American, following TSX approval; funds of $40,000 were advanced in April 2014 which bore an interest rate of 1% per month and was written off in September 2014 as collectability was doubtful. Pan American had agreed to repay the Funds to Canarc in the event that (a) Canarc terminated the LOI or determined not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminated the LOI or determined not to proceed with the Transaction for any reason. Canarc and Pan American were to negotiate an interim loan facility whereby Canarc would lend Pan American up to a total of $250,000 prior to closing of the Transaction. In May 2014, as a result of its due diligence, Canarc terminated the LOI with Pan American. Item 4.A provides further details.

Pursuant to the Share Exchange Agreement with Santa Fe in July 2014, Canarc advanced a promissory note loan of $200,000 to Santa Fe, which initially bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest shall bear an interest rate of 14%. In September 2014, further funds of $20,000 were advanced to Santa Fe. The promissory note receivable from Santa Fe along with accrued interest was determined to be impaired as collectability was doubtful, and was written off at December 31, 2014. In 2015, demand notices for repayment have been submitted by Canarc to Santa Fe, as Canarc maintains its legal rights relative to the promissory note loan. Item 4.A provides further details.

62 Canarc Resource Corp. Form 20-F

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

as well as other risks and uncertainties detailed in this annual report and from time to time in the Registrant’s other SEC filings.

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

63 Canarc Resource Corp. Form 20-F

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

64 Canarc Resource Corp. Form 20-F

The directors and senior management of Canarc as of April 22, 2015 are:

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

(since June 14, 2013);

Director of Atlas Cloud Enterprises Inc.

(since July 9, 2014);

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

65 Canarc Resource Corp. Form 20-F

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

66 Canarc Resource Corp. Form 20-F

The Registrant is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to the Registrant's directors and officers that has been disclosed to the Registrant’s shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2014, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$770,000 of which CAD$150,000 was for severance.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors and officers for the fiscal year ended December 31, 2014. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke (8) Director, Chairman and former CEO	2014	Nil	Nil	$63,620	Nil	Nil	Nil	$4,000	$67,620
	2013	$18,511	Nil	$31,639	Nil	Nil	Nil	$8,000	$58,150
	2012	$35,290	Nil	$3,860	Nil	Nil	Nil	$8,000	$47,150
Leonard Harris Director	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$5,000	$28,858
	2013	Nil	Nil	$12,656	Nil	Nil	Nil	$8,000	$20,656
	2012	Nil	Nil	$3,860	Nil	Nil	Nil	$8,000	$11,860
Martin Burian (9) Director	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$6,000	$29,858
	2013	Nil	Nil	Nil	Nil	Nil	Nil	$1,326	$1,326
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Bruce Bried Director	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$5,000	$28,858
	2013	Nil	Nil	$12,656	Nil	Nil	Nil	$8,000	$20,656
	2012	Nil	Nil	$3,860	Nil	Nil	Nil	$8,000	$11,860
Catalin Chiloflischi (10) Chief Executive Officer	2014	$154,852	Nil	$99,193	Nil	Nil	Nil	Nil	$254,045
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Garry D. Biles President and COO	2014	$207,925	Nil	$63,620	Nil	Nil	Nil	Nil	$271,545
	2013	$201,095	Nil	$25,311	Nil	Nil	Nil	Nil	$226,406
	2012	$210,953	Nil	$3,860	Nil	Nil	Nil	Nil	$214,813
James Moors (11) Former Vice-President, Exploration	2014	Nil	Nil	Nil	Nil	Nil	Nil	$60,000	$60,000
	2013	$40,117	Nil	$6,328	Nil	Nil	Nil	Nil	$46,445
	2012	$130,241	Nil	Nil	Nil	Nil	Nil	Nil	$130,241
Gregg Wilson (12) Former Vice-President, Investor Relations	2014	$18,750	Nil	Nil	Nil	Nil	Nil	$90,000	$108,750
	2013	$90,178	Nil	$6,328	Nil	Nil	Nil	Nil	$96,506
	2012	$90,391	Nil	Nil	Nil	Nil	Nil	Nil	$90,391
Stewart Lockwood Secretary	2014	Nil	Nil	$3,976	Nil	Nil	Nil	$112,235 (13)	$116,211
	2013	Nil	Nil	$6,328	Nil	Nil	Nil	$69,435 (13)	$75,763
	2012	Nil	Nil	Nil	Nil	Nil	Nil	$82,264 (13)	$82,264
Philip Yee Chief Financial Officer and Vice-President, Finance	2014	$106,273	Nil	$31,810	Nil	Nil	Nil	Nil	$138,083
	2013	$90,877	Nil	$18,984	Nil	Nil	Nil	Nil	$109,861
	2012	$124,709	Nil	Nil	Nil	Nil	Nil	Nil	$124,709

67 Canarc Resource Corp. Form 20-F

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.
(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2014.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2013 and include directors fees, as applicable, and annual bonuses for prior year’s performance, if any.
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.
(8)	Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remain Chairman and Director.
(9)	Mr. Martin Burian was nominated to the Board of Directors effective November 1, 2013.
(10)	Mr. Catalin Chiloflischi was appointed Chief Executive Officer effective January 13, 2014.
(11)	Mr. James Moors retired as Vice-President of Exploration effective January 31, 2014 and received severance of CAD$60,000.
(12)	Mr. Gregg Wilson retired as Vice-President of Investor Relations effective April 30, 2014 and received severance of CAD$90,000.
(13)	Legal fees charged to Canarc by a law firm in which Mr. Stewart Lockwood is a partner.
68 Canarc Resource Corp. Form 20-F

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of the Registrant.

The following table sets forth information concerning outstanding stock options under the Registrant’s Stock Option Plan as at December 31, 2014 to each director and officer of the Registrant. No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2014:

69 Canarc Resource Corp. Form 20-F

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2014 to December 31, 2014

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke (1) Chief Executive Officer, Chairman and Director	July 17, 2014	Common shares	800,000	$0.10	July 17, 2019
Bruce Bried Director	July 17, 2014	Common shares	300,000	$0.10	July 17, 2019
Leonard Harris Director	July 17, 2014	Common shares	300,000	$0.10	July 17, 2019
Martin Burian Director	July 17, 2014	Common shares	300,000	$0.10	July 17, 2019
Catalin Chiloflischi Chief Executive Officer	January 14, 2014	Common shares	500,000	$0.05	January 14, 2019
	July 17, 2014	Common shares	1,000,000	$0.10	July 17, 2019
Garry Biles President and Chief Operating Officer	July 17, 2014	Common shares	800,000	$0.10	July 17, 2019
James Moors (2) Former Vice-President, Exploration	N/A	N/A	N/A	N/A	N/A
Stewart Lockwood Secretary	July 17, 2014	Common shares	50,000	$0.10	July 17, 2019
Gregg Wilson (3) Former Vice-President (Investor Relations)	N/A	N/A	N/A	N/A	N/A
Philip Yee Chief Financial Officer and Vice-President (Finance)	July 17, 2014	Common shares	400,000	$0.10	July 17, 2019

Notes: (1) Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remains Chairman and Director.

70 Canarc Resource Corp. Form 20-F

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

At a Compensation Committee meeting held on March 22, 2013, it was resolved that each director shall earn a remuneration of CAD$2,000 per quarter as compensation in his capacity as a director and such remuneration shall continue to be accrued.

71 Canarc Resource Corp. Form 20-F

At a Compensation Committee meeting held on June 26, 2014, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. It was further resolved that no directors fees shall be payable to directors in their capacity as Directors. These resolutions were effective July 1, 2014.

During the fiscal year ended December 31, 2014, Canarc granted stock options to directors for up to 1.7 million common shares. These stock options have an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and are subject to vesting provisions in which 20% of the stock options vest on grant date and 20% vest every six months thereafter.

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2014 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for executive employees of the Registrant based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

72 Canarc Resource Corp. Form 20-F

The Registrant’s Chief Executive Officer prepares recommendations for the Compensation Committee which are then presented to the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, and the Chief Financial Officer, are then submitted for approval by the Board from the Compensation Committee.

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

No bonuses were distributed nor paid to executive officers and senior management of Canarc in the 2012, 2013 and 2014 fiscal years.

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

During the fiscal year ended December 31, 2014, Canarc granted stock options to senior officers, excluding senior officers who are directors and including those who were senior officers at the time of grant, for up to 2.75 million common shares. Stock options for 500,000 common shares have an exercise price of CAD$0.05 and an expiry date of January 14, 2019; stock options for 2.25 million common shares have an expiry date of July 17, 2019. These stock options are subject to vesting provisions in which 20% of the stock options vest on grant date and 20% vest every six months thereafter.

73 Canarc Resource Corp. Form 20-F

Other Compensation

Bradford J. Cooke, formerly CEO and who remains Chairman and Director of Canarc, is a party to an employment arrangement with Endeavour Silver Corp., a company in which Mr. Cooke is a Director, (“Endeavour”) whereby Endeavour is reimbursed by Canarc for time spent by Mr. Cooke on a cost recovery basis. During the financial year ended December 31, 2014, Canarc incurred CAD$Nil (2013 - CAD$18,511 and 2012 - CAD$35,290) in salary paid or payable to Endeavour for services rendered by Mr. Cooke to Canarc. Mr. Bradford Cooke resigned as Chief Executive Officer of Canarc effective January 13, 2014 but remains its Chairman and Director.

Directors’ and Officers’ Liability Insurance

In fiscal 2014, Canarc acquired an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of Canarc. In January 2014, Canarc renewed its policy which had a CAD$1 million limit of liability, retentions of up to CAD$50,000, and a policy period from January 1, 2014 to January 1, 2015 for a premium of CAD$14,000. In October 2014, Canarc increased its coverage to CAD$5 million limit of liability and extended the term to October 17, 2015 for a net premium of $25,048.

Performance Graph

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Registrant’s common shares against the cumulative total shareholder return of the TSX 300 Total Return Index for the period commencing December 31, 2009 and ending December 31, 2014.

74 Canarc Resource Corp. Form 20-F

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

75 Canarc Resource Corp. Form 20-F

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

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp.
Radius Gold Inc.

Martin Burian	Tinkerine Studios Ltd.
Atlas Cloud Enterprises Inc.
Cap-Ex Iron Ore Ltd.
Alberta Star Development Corp.

Leonard Harris	Cardero Resource Corp.
Wealth Minerals Ltd.
Solitario Exploration & Royalty Corp.

Bruce Bried	International Montoro Resources Inc.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with

76 Canarc Resource Corp. Form 20-F

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

77 Canarc Resource Corp. Form 20-F

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

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s Annual Information Form dated March 25, 2015.

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

78 Canarc Resource Corp. Form 20-F

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

At a Compensation Committee meeting held on June 26, 2014, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. It was further resolved that no directors fees shall be payable to directors in their capacity as Directors. These resolutions were effective July 1, 2014.

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

79 Canarc Resource Corp. Form 20-F

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

Vice-President or Manager of Investor Relations, if any

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

80 Canarc Resource Corp. Form 20-F

6.D Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 22, 2015, the Registrant had a staff of two full time and two part time employees based in Vancouver, BC, Canada.

6.E Share Ownership

As at April 22, 2015, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman and Director	4,922,480	3.13%	500,000	$0.10	September 8, 2015
			350,000	$0.135	July 6, 2016
			250,000	$0.145	June 18, 2017
			500,000	$0.08	June 26, 2018
			800,000	$0.10	July 17, 2019
Martin Burian Director	Nil	Nil	300,000	$0.10	July 17, 2019
Bruce Bried Director	1,454,426	0.92%	40,000	$0.10	September 8, 2015
			175,000	$0.135	July 6, 2016
			125,000	$0.145	June 18, 2017
			200,000	$0.08	June 26, 2018
			300,000	$0.10	July 17, 2019
Leonard Harris Director	1,276,000	0.81%	80,000	$0.10	September 8, 2015
			140,000	$0.135	July 6, 2016
			125,000	$0.145	June 18, 2017
			200,000	$0.08	June 26, 2018
			300,000	$0.10	July 17, 2019
Catalin Chiloflischi Chief Executive Officer	Nil	Nil	500,000	$0.05	January 14, 2019
			1,000,000	$0.10	July 17, 2019
Garry Biles President and Chief Operating Officer	770,926	0.49%	350,000	$0.10	September 8, 2015
			275,000	$0.135	July 6, 2016
			225,000	$0.145	June 18, 2017
			400,000	$0.08	June 26, 2018
			800,000	$0.10	July 17, 2019
Stewart Lockwood Secretary	736,674	0.47%	130,000	$0.10	September 8, 2015
			125,000	$0.135	July 6, 2016
			75,000	$0.145	June 18, 2017
			100,000	$0.08	June 26, 2018
			50,000	$0.10	July 17, 2019
Philip Yee Chief Financial Officer and Vice-President (Finance)	Nil	Nil	300,000	$0.10	September 8, 2015
			225,000	$0.135	July 6, 2016
			200,000	$0.145	June 18, 2017
			300,000	$0.08	June 26, 2018
			400,000	$0.10	July 17, 2019

81 Canarc Resource Corp. Form 20-F

(1) As at April 22, 2015, Canarc had 157,436,305 common shares issued and outstanding.

(2) Common shares.

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at April 22, 2015 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 22, 2015 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

1,445,000	$0.10	September 8, 2010	September 8, 2015
1,360,000	$0.135	July 6, 2011	July 6, 2016
1,050,000	$0.145	June 18, 2012	June 18, 2017
1,750,000	$0.08	June 26, 2013	June 26, 2018
500,000	$0.05	January 14, 2014	January 14, 2019
4,000,000	$0.10	July 17, 2014	July 17, 2019

10,105,000	TOTAL

Of the 10,105,000 outstanding stock options, only 6,105,000 stock options are exercisable as at April 22, 2015.

82 Canarc Resource Corp. Form 20-F

Warrant Summary Chart

Warrants which are outstanding as of April 22, 2015 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Date Issued	Expiry Dates

11,300,000 (1)	$0.20	September 28, 2012	Until September 28, 2015
904,000 (1)	$0.20	September 28, 2012	Until September 28, 2015
4,500,000 (2)	$0.20	December 19, 2012	Until December 19, 2015
600,000 (3)	$0.20	January 11, 2013	Until January 11, 2106
1,000,000 (4)	$0.20	January 18, 2013	Until January 18, 2016
9,000,000	$0.10	January 31, 2014	January 31, 2016
5,309,055	$0.15	March 18, 2014	March 18, 2017
661,718	$0.15	March 18, 2014	March 18, 2017
4,500,000	$0.15	April 3, 2014	April 3, 2017
60,725	$0.15	April 3, 2014	April 3, 2017
2,500,000	$0.15	July 9, 2014	July 9, 2016

40,335,498	TOTAL

83 Canarc Resource Corp. Form 20-F

(1)	These warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, Canarc will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	These warrants are subject to an accelerated expiry whereby if after April 20, 2013, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, Canarc will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(3)	These warrants are subject to an accelerated expiry whereby if after May 12, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(4)	These warrants are subject to an accelerated expiry whereby if after May 19, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

84 Canarc Resource Corp. Form 20-F

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the stock option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate. The Registrant’s Plan allows it to grant stock options to its employees, directors and consultants to acquire up to 18,888,434 common shares, of which stock options for 10,130,000 common shares were outstanding as at December 31, 2014, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant. The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Pursuant to the Plan, stock options shall be granted pursuant to a stock option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

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

85 Canarc Resource Corp. Form 20-F

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

As at April 22, 2015, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	CDS & Co. Toronto, Ontario, Canada	73,014,625 (3), (4)	46.38%
Common Shares	CEDE & Co. New York, New York, USA	38,063,790 (3), (4)	24.18%
Common Shares	Canford Capital Inc. (5) Vancouver, British Columbia, Canada	11,300,000	7.18%
Common Shares	Chaim Ben-Ami Tel Aviv, Israel	9,000,000 (6)	5.72%
Common Shares	Officers and Directors as a group	9,160,506 (7)	5.82%

(1)	Common shares.

(2)	As at April 22, 2015, Canarc had 157,436,305 common shares issued and outstanding.

86 Canarc Resource Corp. Form 20-F

(3)	Owners of record only. CDS & Co. is a clearing agency through which Canadian brokers and dealers hold their securities. CEDE & Co. is a U.S. clearing agency. The Registrant believes that all of these shares are held by the registered holder in a fiduciary, trustee, or nominee capacity, and the identities of the beneficial owners of such shares are not known to the Registrant and, except for named individuals and the officers and directors as a group, the Registrant is not aware of any person or group of persons which beneficially owns more than 5% of the Registrant’s outstanding common shares.

(4)	Certain of these shares may be held in “street form” and may be included in the shares registered in the name of CDS & Co. or CEDE & Co.

(5)	As at April 22, 2015, Canford owned 11,300,000 common shares of Canarc representing a 7.18% interest in Canarc. Canford does not exert control over Canarc nor over its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc’s knowledge, except as disclosed in this Form 20-F. Items 4.A and 5.B provide further details regarding Canford and its relationship with Canarc.

(6)	As at April 22, 2015, Mr. Chaim Ben-Ami owned 9,000,000 common shares of Canarc representing a 5.72% interest in Canarc. Mr. Ben-Ami does not exert control over Canarc nor over its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc’s knowledge, except as disclosed in this Form 20-F.

All shares of Canarc, including all those held by any major shareholders, are common shares with similar voting rights. As of April 22, 2015 there were 157,436,305 common shares of Canarc which were issued and outstanding. Based on the records of Canarc’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 439 registered holders of Canarc’s common shares resident in the United States (70.69% of all registered holders) holding 62,834,911 common shares. This number represents approximately 39.91% of the total issued and outstanding common shares of Canarc at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of the Registrant’s knowledge, the Registrant is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

87 Canarc Resource Corp. Form 20-F

Change of Control

As of the date of this Form 20-F being April 22, 2015, there is no arrangement known to the Registrant which may at a subsequent date result in a change of control of the Registrant.

7.B Related Party Transactions

For the fiscal year ended December 31, 2014, the Registrant had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2014, 2013 and 2012 include:

88 Canarc Resource Corp. Form 20-F

				Net balance receivable (payable)
($000s)	Years ended December 31,			as at December 31,
	2014	2013	2012	2014	2013

Key management compensation:
Executive salaries and remuneration (1)	$ 441	$ 428	$ 592	$ (203)	$ (222)
Severance	136	-	-	(4)	-
Directors fees	18	29	35	(198)	(201)
Share-based payments	205	76	89	-	-
	$ 800	$ 533	$ 716	$ (405)	$ (423)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 102	$ 67	$ 82	$ (172)	$ (158)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(74)	59	36	(141)	(108)

Write-down of long-term investments (4)	-	91	-	-	-

Write-off of receivables (5)	-	54	-	-	-

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2) Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	The Company wrote-down its investment in Aztec to a nominal value of CAD$100 in 2013.

(5)	The Company wrote-off receivables from Aztec and BYG in 2013. In October 2014, the Company received 358,000 shares from Aztec in settlement of debt owed to the Company which the Company had written off in 2013.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

89 Canarc Resource Corp. Form 20-F

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

90 Canarc Resource Corp. Form 20-F

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2014 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

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

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Canarc’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

91 Canarc Resource Corp. Form 20-F

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)	Consolidated Statements of Financial Position as of December 31, 2014 and 2013;
(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2014, 2013 and 2012;
(c)	Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2014, 2013 and 2012;
(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2014, 2013 and 2012; and
(e)	Notes to the consolidated financial statements.

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

92 Canarc Resource Corp. Form 20-F

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

93 Canarc Resource Corp. Form 20-F

Legal Proceedings

The Registrant is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on the Registrant’s financial position or profitability other than as disclosed in the Registrant’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

8.B Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2014 other than as disclosed in this Form 20-F and in the Registrant’s continuous disclosure documents.

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

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

94 Canarc Resource Corp. Form 20-F

Fiscal Year	High (CAD$)	Low (CAD$)

2014	$0.13	$0.03
2013	$0.24	$0.04
2012	$0.22	$0.09
2011	$0.30	$0.09
2010	$0.29	$0.07

Quarter	High (CAD$)	Low (CAD$)

2015
1st Quarter	$0.06	$0.03

2014
4th Quarter	$0.07	$0.03
3rd Quarter	$0.11	$0.06
2nd Quarter	$0.11	$0.06
1st Quarter	$0.13	$0.04

2013
4th Quarter	$0.07	$0.04
3rd Quarter	$0.12	$0.07
2nd Quarter	$0.15	$0.08
1st Quarter	$0.24	$0.12

95 Canarc Resource Corp. Form 20-F

Month	High (CAD$)	Low (CAD$)

2015
March	$0.06	$0.03
February	$0.06	$0.03
January	$0.04	$0.03

2014
December	$0.04	$0.03
November	$0.05	$0.03
October	$0.07	$0.04

9.B Plan of Distribution

Not applicable.

96 Canarc Resource Corp. Form 20-F

9.C Markets

Since November 2, 1994, the Registrant’s common shares have traded on the TSX. From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant’s common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the TSX acquired the Canadian Venture Exchange to form the TSX Venture Exchange). In February 1997, the Registrant was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange. On August 3, 1998, the Registrant was listed on the Frankfurt Exchange. Management of the Registrant is not aware of any trading market for the Registrant’s common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant trades under the symbol CRCUF; on March 19, 2015, the Registrant’s common shares continued trading on the OTCQB Marketplace.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

97 Canarc Resource Corp. Form 20-F

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
98 Canarc Resource Corp. Form 20-F

(c)	Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

abzThe Registrant, if authorized by the directors, may:

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

99 Canarc Resource Corp. Form 20-F

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

100 Canarc Resource Corp. Form 20-F

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

101 Canarc Resource Corp. Form 20-F

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

102 Canarc Resource Corp. Form 20-F

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

103 Canarc Resource Corp. Form 20-F

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

104 Canarc Resource Corp. Form 20-F

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

105 Canarc Resource Corp. Form 20-F

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

10.C Material Contracts

The following executive employment agreements were signed in 2014 and 2013:

-	On January 10, 2014, as amended June 26, 2014, an Executive Employment Agreement between Canarc and Mr. Catalin Chiloflischi was signed in respect of Mr. Chiloflischi’s capacity as Chief Executive Officer for Canarc. The employment agreement provides that Mr. Chiloflischi’s base remuneration is CAD$150,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

-	An Executive Employment Agreement between Canarc and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011, January 1, 2012 and June 26, 2014, in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canarc. The employment agreement provides that Mr. Biles’ base remuneration is CAD$200,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

106 Canarc Resource Corp. Form 20-F

-	An Executive Employment Agreement between Canarc and Mr. James Moors was signed on June 1, 2011, as amended on January 1, 2102, in respect of Mr. Moors’ capacity as Vice-President of Exploration for Canarc. The employment agreement provided that Mr. Moors’ base remuneration was CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. On January 31, 2014, Canarc and Mr. Moors entered into a Settlement Agreement and General Release whereby Mr. Moors received a final settlement and severance of CAD$60,000 payable over a 12 month period ending January 31, 2015 upon his retirement as Vice-President of Exploration for Canarc.

-	An Executive Employment Agreement between Canarc and Mr. Gregg Wilson was signed on January 1, 2012, in respect of Mr. Wilson’s capacity as Vice-President of Investor Relations for both Canarc and Caza. The employment agreement provided that Mr. Wilson’s base remuneration is CAD$90,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee. Mr. Wilson’s remuneration was allocated between Canarc and Caza. On March 31, 2014, Canarc and Mr. Wilson entered into a Settlement Agreement and General Release whereby Mr. Wilson received a final settlement and severance of CAD$90,000 (paid) upon his retirement as Vice-President of Investor Relations for Canarc effective April 30, 2014.

-	An Executive Employment Agreement between Caza and Mr. Philip Yee was signed on June 1, 2011 in respect of Mr. Yee’s capacity as Chief Financial Officer and Vice-President of Finance for both Canarc and Caza, as approved by Compensation Committees of both companies. The employment agreement provided that Mr. Yee’s base remuneration was CAD$180,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee. Effective January 1, 2012, Mr. Yee’s base remuneration was increased to CAD$193,500 per annum as approved by the Compensation Committees of Caza and Canarc. Effective June 26, 2014, Mr. Yee signed an Executive Employment Agreement with Canarc with no change in base remuneration as approved by Canarc’s Compensation Committee. Mr. Yee’s remuneration continues to be allocated between Canarc and Caza.

For the two years immediately preceding April 22, 2015, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

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

107 Canarc Resource Corp. Form 20-F

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

108 Canarc Resource Corp. Form 20-F

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

109 Canarc Resource Corp. Form 20-F

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

110 Canarc Resource Corp. Form 20-F

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

111 Canarc Resource Corp. Form 20-F

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

112 Canarc Resource Corp. Form 20-F

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

113 Canarc Resource Corp. Form 20-F

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

114 Canarc Resource Corp. Form 20-F

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

115 Canarc Resource Corp. Form 20-F

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

116 Canarc Resource Corp. Form 20-F

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canarc’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canarc’s audited consolidated financial statements for the year ended December 31, 2014 and the notes thereto.

Item 3.D provides information concerning risk factors.

Management of Capital

The Registrant is an exploration stage company and this involves a high degree of risk. The Registrant has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Registrant’s primary source of funds comes from the issuance of share capital and proceeds from notes payable. The Registrant is not subject to any externally imposed capital requirements.

The Registrant defines its capital as debt and share capital. Capital requirements are driven by the Registrant’s exploration activities on its mineral property interests. To effectively manage the Registrant’s capital requirements, the Registrant has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Registrant monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Registrant has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Registrant’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Registrant has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Registrant will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

117 Canarc Resource Corp. Form 20-F

There were no changes in the Registrant’s approach to capital management during the year ended December 31, 2014.

Management of Financial Risk

The Registrant is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Registrant’s receivables, promissory note receivable, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market. There is no separately quoted market value for the Registrant’s investment in the shares of Aztec, and the fair value cannot be reliably determined. Therefore they were recorded at cost in 2012 and written down to a nominal value of CAD$100 in 2013 due to the lack of liquidity in the stock. In October 2014, the Registrant received 358,000 shares from Aztec in settlement of debt owed to the Registrant which the Registrant had written off in 2013. All gains and losses are included in operations in the period in which they arise.

(a) Credit risk:

Credit risk is the risk of potential loss to the Registrant if the counterparty to a financial instrument fails to meet its contractual obligations.

118 Canarc Resource Corp. Form 20-F

The Registrant's credit risk is primarily attributable to its liquid financial assets including cash. The Registrant limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, provincial tax credit for qualified mineral expenditures, and goods and services tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b) Liquidity risk:

Liquidity risk is the risk that the Registrant will not be able to meet its financial obligations as they become due.

The Registrant ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Registrant's holdings of cash and its ability to raise equity financings. As at December 31, 2014, the Registrant had a working capital deficiency of $156,000 (2013 - $921,000). The Registrant will require additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2015.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c) Market risk:

The significant market risk exposures to which the Registrant is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

The Registrant’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Registrant and the values of its assets and liabilities as its audited consolidated financial statements are stated in U.S. dollars.

119 Canarc Resource Corp. Form 20-F

The Registrant is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	December 31,
	2014	2013
	(Held in CAD$)

Cash	$ 643	$ 48
Accounts receivable	10	-
Accounts payable and accrued liabilities	(799)	(852)

Net assets (liabilities)	$ (146)	$ (804)

Based upon the above net exposure as at December 31, 2014 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $14,600 (2013 - $80,400) in cumulative translation adjustment in the Registrant’s shareholders’ equity.

The Registrant has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii) Interest rate risk:

In respect of financial assets, the Registrant's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Registrant as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

120 Canarc Resource Corp. Form 20-F

The Registrant’s other price risk includes equity price risk, whereby the Registrant’s investment in marketable securities is subject to market price fluctuations. The Registrant held no marketable securities at December 31, 2014 and 2013.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

121 Canarc Resource Corp. Form 20-F

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

122 Canarc Resource Corp. Form 20-F

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

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2014 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2014, the Registrant’s internal control over financial reporting was effective.

123 Canarc Resource Corp. Form 20-F

On January 1, 2014, the Company adopted the Committee of Sponsoring Organizations new internal control framework (“COSO 2013”), which did not have a material impact on the Company’s disclosure controls and procedures and internal controls over financial reporting.

The Registrant’s independent registered public accounting firm is not required to provide an attestation on management’s report on internal control over financial reporting, because the Registrant was not an accelerated filer or large accelerated files. Therefore, this report does not include an attestation report of the Registrant’s independent registered public accounting firm regarding internal controls over financial reporting pursuant to rules of the Securities and Exchange Commission that permit the Registrant to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

There were no changes in the Registrant’s internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect the Registrant’s internal control over financial reporting.

124 Canarc Resource Corp. Form 20-F

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

Relevant Education and Experience

Martin Burian – Mr. Burian is a Chartered Professional Accountant and Chartered Business Valuator with over eighteen years of investment banking experience. He has a wealth of knowledge and expertise in corporate finance and advisory services, including mergers and acquisition in mineral exploration and mining. He is currently the CFO of Cap-Ex Iron Ore Ltd., CFO and a director of Tinkerine Studio Ltd., and a director of Alberta Star Development Corp. and Atlas Cloud Enterprises Inc. Mr. Burian was Managing Director of Investment Banking at Haywood Securities Inc. from 2010 until mid-2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010. Mr. Burian obtained his CPA and CBV designations while at KPMG and obtained his Bachelor of Commerce from the University of British Columbia in 1986.

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

125 Canarc Resource Corp. Form 20-F

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

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

126 Canarc Resource Corp. Form 20-F

(Stated in terms of Canadian dollars)

Type of Services Rendered	2014 Fiscal Year (CAD$)	2013 Fiscal Year (CAD$)

(a) Audit Fees	$33,000	$36,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	Nil	$1,800

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2015, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2015 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2015, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Registrant and Affiliated Purchasers

127 Canarc Resource Corp. Form 20-F

None.

16.F Change in Registrant’s Certifying Accountant

In the two most recent fiscal years 2013 and 2014, there was no change in the Registrant’s certifying accountant.

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

128 Canarc Resource Corp. Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Report of Independent Registered Public Accounting Firm dated March 24, 2015	86
1.2 Consolidated statements of financial position as at December 31, 2014 and 2013 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2014, 2013 and 2012.	87-91

129 Canarc Resource Corp. Form 20-F

ITEM 19. EXHIBITS

Exhibits		Page # in Sequential Numbering System
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)	Previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005
1-2	Shareholders Right Plan dated April 30, 2005	Previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005
8-1	List of Material Subsidiaries	125
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)	83
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	84
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)	126
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)	126
15-1	Resource Potential, New Polaris Project (dated March 14, 2007)	Previously filed on Form 6-K with the SEC in July 2008
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009)	Previously filed on Form 6-K with the SEC in July 2010
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011)	Previously filed on Form 6-K with the SEC in July 2011
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010)	Previously filed on Form 6-K with the SEC in July 2010

130 Canarc Resource Corp. Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 24, 2015.

CANARC RESOURCE CORP.

Per:

/s/ Catalin Chiloflischi

Catalin Chiloflischi, Chief Executive Officer

131 Canarc Resource Corp. Form 20-F

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
132 Canarc Resource Corp. Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 24, 2015.

/s/ Catalin Chiloflischi

Catalin Chiloflischi, Chief Executive Officer

133 Canarc Resource Corp. Form 20-F

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
134 Canarc Resource Corp. Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 24, 2015.

/s/ Philip Yee

Philip Yee, Chief Financial Officer

135 Canarc Resource Corp. Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in United States dollars)

Years ended December 31, 2014 and 2013

136 Canarc Resource Corp. Form 20-F

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

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

137 Canarc Resource Corp. Form 20-F

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

“SmytheRatcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 24, 2015

138 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2014	2013

ASSETS

CURRENT ASSETS
Cash		$ 675	$ 50
Receivables and prepaids	13	83	105
Total Current Assets		758	155

NON-CURRENT ASSETS
Mineral property interests	6	11,804	12,330
Equipment	7	2	3
Total Non-Current Assets		11,806	12,333
Total Assets		$ 12,564	$ 12,488

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	$ 914	$ 945
Notes payable	9	-	131
Total Liabilities		914	1,076

SHAREHOLDERS' EQUITY
Share capital	11	62,912	60,178
Reserve for share-based payments		681	590
Accumulated other comprehensive loss		(1,624)	(702)
Deficit		(50,319)	(48,654)
Total Shareholders' Equity		11,650	11,412
Total Liabilities and Shareholders' Equity		$ 12,564	$ 12,488

Refer to the accompanying notes to the consolidated financial statements.

 Approved on behalf of the Board:

/s/ Bradford Cooke                                                    /s/ Martin Burian

Director                                                                       Director

139 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2014	2013	2012

Expenses:
Amortization		$ 1	$ 1	$ 2
Corporate development	12	345	19	26
Employee and director remuneration	13	514	452	521
General and administrative	12 and 13	290	223	289
Shareholder relations		227	111	227
Share-based payments	11(c) and 13	209	72	168

Loss before the undernoted		(1,586)	(878)	(1,233)

Interest and other income		20	-	-
Derecognition of accounts payable	10	-	99	-
Derecognition of flow-through obligations	10	-	213	-
Gain from disposition of available-for-sale securities		-	-	77
Interest and finance charges	9 and 10	(1)	(17)	(56)
Foreign exchange gain		11	4	33
Write-down of long term investments	8	-	(91)	-
Write-off of receivable and tax recoveries	13	-	(54)	-
Write-off of promissory notes receivable	15	(275)	-	-
Write-off of mineral property interests, net of recoveries	6	-	(653)	(27)

Net loss for the year		(1,831)	(1,377)	(1,206)

Other comprehensive (loss) income:
Items that may be reclassified into profit or loss:
Unrealized (loss) gain on available-for-sale securities		-	-	(4)
Realized gain from disposition of available-for-sale securities		-	-	(77)
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(922)	(764)	197

Comprehensive loss for the year		$ (2,753)	$ (2,141)	$ (1,090)

Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding		148,771,663	113,830,108	97,408,679

Refer to the accompanying notes to the consolidated financial statements.

140 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2011	94,096,171	$ 58,258	$ 1,081	$ (54)	$ (46,815)	$ 12,470

Private placement, net of share issue costs	15,800,000	1,460	-	-	-	1,460
Exercise of stock options	346,000	61	(25)	-	-	36
Share-based payments	-	-	168	-	-	168
Expiry of stock options	-	-	(489)	-	489	-
Finders fee warrants	-	(97)	97	-	-	-
Other comprehensive income:
Unrealized loss on available-for-sale securities	-	-	-	(4)	-	(4)
Realized gain on available-for-sale securities	-	-	-	(77)	-	(77)
Foreign currency translation adjustment	-	-	4	197	6	207
Net loss for the year	-	-	-	-	(1,206)	(1,206)
Balance, December 31, 2012	110,242,171	59,682	836	62	(47,526)	13,054

Private placement, net of share issue costs	1,600,000	155	-	-	-	155
Property acquisition	2,000,000	196	-	-	-	196
Exercise of stock options	769,000	116	(40)	-	-	76
Exercise of share appreciation rights	207,024	29	(34)	-	5	-
Share-based payments	-	-	72	-	-	72
Expiry of stock options	-	-	(236)	-	236	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	(8)	(764)	8	(764)
Net loss for the year	-	-	-	-	(1,377)	(1,377)
Balance, December 31, 2013	114,818,195	60,178	590	(702)	(48,654)	11,412

Private placement, net of share issue costs	42,618,110	2,780	-	-	-	2,780
Share-based payments	-	-	209	-	-	209
Expiry of stock options	-	-	(168)	-	168	-
Finders fee warrants	-	(46)	46	-	-	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	4	(922)	(2)	(920)
Net loss for the year	-	-	-	-	(1,831)	(1,831)
Balance, December 31, 2014	157,436,305	$ 62,912	$ 681	$ (1,624)	$ (50,319)	$ 11,650

Refer to the accompanying notes to the consolidated financial statements.

141 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2014	2013	2012

Cash provided from (used by):

Operations:
Net loss for the year	$ (1,831)	$ (1,377)	$ (1,206)
Items not involving cash:
Accrued interest	(15)	17	10
Amortization	1	1	2
Share-based payments	209	72	168
Derecognition of accounts payable	-	(99)	-
Derecognition of flow-through obligations	-	(213)	-
Gain on disposition of available-for-sale securities	-	-	(77)
Unrealized currency translation gain	-	-	(53)
Write-down of long term investment	-	91	-
Write-off of promissory notes receivable	275	-	-
Write-off of mineral property interest	-	653	27
Write-off of receivable and tax recoveries	-	54	-
	(1,361)	(801)	(1,129)
Changes in non-cash working capital items:
Receivables and prepaids	22	11	(78)
Accounts payable and accrued liabilities	(26)	322	196
Cash used by operating activities	(1,365)	(468)	(1,011)

Financing:
Issuance of common shares, net of share issuance costs	2,780	231	1,496
Proceeds from demand loans	-	126	358
Repayment of demand loans	(128)	-	(450)
Cash provided from financing activities	2,652	357	1,404

Investing:
Promissory notes receivables	(260)	-	-
Proceeds from disposition of available-for-sale securities	-	-	92
Mineral property interests, net of recoveries	(402)	(9)	(360)
Cash used by investing activities	(662)	(9)	(268)

Increase (decrease) in cash	625	(120)	125
Cash, beginning of year	50	170	45

Cash, end of year	$ 675	$ 50	$ 170

Refer to the accompanying notes to the consolidated financial statements.

142 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2014	2013	2012

Non-cash financing and investing activities:

Issuance of shares for mineral property interests	6(a)(iii)	$ -	$ 196	$ -

Fair value allocated to common shares issued on exercise of:
Stock options		-	40	25
Share appreciation rights		-	29	-

Expiration of stock options		168	236	489

Fair value of finder's fee warrants		46	-	97

Income taxes paid		-	-	-

Interest received		5	-	-
Interest paid		7	-	51

Refer to the accompanying notes to the consolidated financial statements.

143 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

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

The Company has no operating revenues, has incurred significant net losses of $1.8 million for the year ended December 31, 2014 (2013 - $1.4 million and 2012 - $1.2 million), and has a deficit of $50.3 million as at December 31, 2014 (2013 - $48.7 million and 2012 - $47.5 million). Furthermore, the Company has a working capital deficiency of $156,000 (2013 - $921,000). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

144 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 24, 2015.

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

145 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

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

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of promissory notes receivable, mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

147 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements:

The Company has reviewed new and amended accounting pronouncements that have been issued by the IASB. All of the new and revised standards described below may be early adopted.

(i) IFRS 9 Financial Instruments (2014) (“IFRS 9”)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.
•	Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.
•	Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.
•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 9 is applicable to annual periods beginning on or after January 1, 2018.

148 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)	Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

Amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to:

•	clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment;
•	introduce a rebuttable presumption that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated; and
•	add guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

The amendments to IAS 16 and IAS 38 are applicable to annual periods beginning on or after July 1, 2016.

149 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(iii) Annual Improvements 2010-2012 Cycle

Makes amendments to the following standards:

•	IFRS 2 — Amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”.
•	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.
•	IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly.
•	IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only).
•	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.
•	IAS 24 — Clarify how payments to entities providing management services are to be disclosed.

The amendments are applicable to annual periods beginning on or after July 1, 2014.

(iv) Annual Improvements 2011-2013 Cycle

Makes amendments to the following standards:

•	IFRS 1 — Clarify which versions of IFRS can be used on initial adoption (amends basis for conclusions only)
•	IFRS 3 — Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself
•	IFRS 13 — Clarify the scope of the portfolio exception in paragraph 52
•	IAS 40 — Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

These amendments are applicable to annual periods beginning on or after July 1, 2014.

150 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(v) Annual Improvements 2012-2014 Cycle

Makes amendments to the following standards:

•	IFRS 5 — Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.
•	IFRS 7 — Additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements.
•	IAS 9 — Clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.
•	IAS 34 — Clarify the meaning of “elsewhere in the interim report” and require a cross-reference.

The amendments are applicable to annual periods beginning on or after July 1, 2016.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries including New Polaris Gold Mines Ltd. (100%). All significant intercompany transactions and balances are eliminated on consolidation.

151 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

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

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents, if any, are included in this category of financial assets.

152 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(i) Financial assets: (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables comprise trade and other receivables and promissory notes receivable.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income (loss) and classified as a component of equity. AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income (loss) are included in profit or loss.

153 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

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

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable, notes payable and other payables.

Derivatives

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Derivatives include warrants denominated in a currency other than the Company’s functional currency.

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

Years ended December 31, 2014, 2013 and 2012

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

Years ended December 31, 2014, 2013 and 2012

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

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(h)	Share-based payments:

The Company has a stock option plan that is described in Note 11(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

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

Years ended December 31, 2014, 2013 and 2012

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

Years ended December 31, 2014, 2013 and 2012

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

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2014.

159 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; long-term investments as AFS financial assets; receivables and prepaids and promissory note receivables as loans and receivables; and accounts payable and accrued liabilities and notes payable as other financial liabilities.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

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

Years ended December 31, 2014, 2013 and 2012

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

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, provincial tax credit for qualified mineral expenditures, and goods and services tax refunds due from the government, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2014, the Company has a working capital deficiency of $156,000 (2013 - $921,000). The Company will require significant additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2015.

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

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i) Foreign currency risk: (continued)

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	December 31,
	2014	2013
	(Held in CAD$)

Cash	$ 643	$ 48
Accounts receivable	10	-
Accounts payable and accrued liabilities	(799)	(852)

Net assets (liabilities)	$ (146)	$ (804)

Based upon the above net exposure as at December 31, 2014 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $14,600 (2013 - $80,400) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Company held no marketable securities at December 31, 2014 and 2013.

162 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests

	British Columbia (Canada)		Yukon (Canada)
	New Polaris	Windfall Hills	Tay-LP	Total
	(Note 6(a)(i))	(Note 6(a)(ii))	(Note 6(a)(iii))

Acquisition Costs:

Balance, December 31, 2012	$ 3,905	$ 210	$ 174	$ 4,289
Additions	-	212	-	212
Foreign currency translation adjustment	(13)	(14)	(11)	(38)
Write-off	-	-	(163)	(163)
Balance, December 31, 2013	3,892	408	-	4,300
Additions	-	27	-	27
Foreign currency translation adjustment	(16)	(34)	-	(50)
Balance, December 31, 2014	$ 3,876	$ 401	$ -	$ 4,277

Deferred Exploration Expenditures:

Balance, December 31, 2012	$ 8,643	$ 117	$ 495	$ 9,255
Additions	17	(18)	10	9
Foreign currency translation adjustment	(722)	(7)	(32)	(761)
Write-off	-	-	(473)	(473)
Balance, December 31, 2013	7,938	92	-	8,030
Additions, net of recoveries	23	352	-	375
Foreign currency translation adjustment	(871)	(7)	-	(878)
Balance, December 31, 2014	$ 7,090	$ 437	$ -	$ 7,527

Mineral property interests:
Balance, December 31, 2013	$ 11,830	$ 500	$ -	$ 12,330
Balance, December 31, 2014	10,966	838	-	11,804

(a)	Canada:

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2014 include a reclamation bond for $217,000 (2013 - $237,000).

163 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(i) New Polaris: (continued)

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra has a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 metres drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 metres of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

(ii) Windfall Hills:

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

164 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii) Windfall Hills: (continued)

In April 2011, the Company entered into a property option agreement with a vendor whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent National Instrument 43-101 Standards of Disclosure for Mineral Projects technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii) Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. In September 2011 and October 2012, the agreement was amended. The Company decided not to proceed with any further expenditure on the Tay LP property which was written off in 2013.

(b)	Expenditure options:

As at December 31, 2014, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

Number of
Shares

New Polaris (Note 6(a)(i)):
Net profit interest reduction or buydown	150,000

150,000

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

165 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Mineral Property Interests (continued)

(c)	Title to mineral property interests:

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

166 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2012	$ 10	$ (5)	$ 5
Additions	-	(1)	(1)
Foreign currency translation adjustment	(1)	-	(1)
Balance, December 31, 2013	9	(6)	3
Additions	-	(1)	(1)
Foreign currency translation adjustment	-	-	-
Balance, December 31, 2014	$ 9	$ (7)	$ 2

8.	Long-Term Investments

As at December 31, 2014, the Company had an interest of 7% in Aztec (2013 – 7%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they were recorded at cost, net of any write-downs, in 2014.

In 2013, the Company wrote-down its investment in Aztec to a nominal value of CAD$100. In October 2014, the Company received 358,000 shares from Aztec in settlement of debt owed to the Company which the Company had written off in 2013.

167 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Notes Payable

Balance, December 31, 2012	$ -

Add:
Proceeds from demand loans	126
Accrued interest during the period	6
Foreign currency translation adjustment	(1)
131

Balance, December 31, 2013	131

Add:
Interest during the period	1

Less:
Repayment of:
Principal	121
Interest	7
Foreign currency translation adjustment	4
132

Balance, December 31, 2014	$ -

In fiscal 2013, the Company received demand loans of $126,000 from two directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

168 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Derecognition of Liabilities

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) in 2010, CRA disallowed certain exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) for flow-through purposes in which the Company recognized a provision for flow through indemnification. In 2011, the Company paid CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes. At December 31, 2012, the Company accrued liabilities of approximately CAD$146,300 for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 in accrued interest related to the indemnities. In 2013, the Company determined that it was improbable that any further cash outlays would be required, and therefore the Company derecognized the provision for flow through indemnification.

In 2013, the Company also derecognized a provision of $99,000 by writing off certain liabilities related to an exploration project which was written off in 2008.

169 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)	On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder’s fees of CAD$22,500 were paid for the private placement.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders’ fees. On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement.

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. Funds of CAD$382,900 were expended for flow through purposes as at December 31, 2014.

170 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(b)	Issued: (continued)

(ii)	In May 2013, the Company issued 2 million shares at a value of CAD$0.10 per share for the acquisition of 100% interests in the Windfall Hills properties. Note 6(a)(iii) provides further details.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

(iii)	On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at $0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange (the “TSX”) equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Agent’s fees are comprised of a cash commission of CAD$90,400 plus 904,000 agent’s warrants with the identical terms as the underlying warrants in the unit private placement and a corporate finance fee of CAD$37,500.

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

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 10,130,000 common shares are outstanding as at December 31, 2014. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013		2012
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	8,325,000	$0.11	9,999,000	$0.15	10,115,000	$0.24
Granted	4,550,000	$0.09	2,000,000	$0.08	2,860,000	$0.12
Exercised	-	-	(769,000)	$0.10	(346,000)	$0.10
Cancelled for share appreciation rights	-	-	(700,000)	$0.10	-	-
Forfeited	(175,000)	$0.10	(160,000)	$0.12	(145,000)	$0.13
Expired	(2,570,000)	$0.11	(2,045,000)	$0.25	(2,485,000)	$0.49
Outstanding balance, end of year	10,130,000	$0.10	8,325,000	$0.11	9,999,000	$0.15

Exercise price range (CAD$)	$0.05 - $0.145		$0.08 - $0.145		$0.10 - $0.29

172 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2014:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2014	(Number of Years)	(CAD$)	Dec 31, 2014	(Number of Years)	(CAD$)

$0.10	1,445,000	0.69	$0.10	1,445,000	0.69	$0.10
$0.135	1,365,000	1.51	$0.135	1,365,000	1.51	$0.135
$0.145	1,070,000	2.46	$0.145	-	-	-
$0.08	1,750,000	3.49	$0.08	1,400,000	3.49	$0.08
$0.05	500,000	4.04	$0.05	200,000	4.04	$0.05
$0.10	4,000,000	4.54	$0.10	800,000	4.54	$0.10
	10,130,000	3.16	$0.10	5,210,000	2.38	$0.10

During the year ended December 31, 2014, the Company recognized share-based payments of $209,000 (2013 - $72,000 and 2012 - $168,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	December 31,
	2014	2013	2012

Directors and officers	$ 205	$ 76	$ 95
Employees	4	5	7
Consultants	-	(9)	66

	$ 209	$ 72	$ 168

173 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)
(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2014	2013	2012

Number of stock options granted	4,550,000	2,000,000	2,860,000
Fair value of stock options granted (CAD$)	$0.08	$0.06	$0.09

Market price of shares on grant date (CAD$)	$0.09	$0.08	$0.14
Pre-vest forfeiture rate	5.29%	3.54%	1.03%
Risk-free interest rate	1.38%	1.71%	1.17%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	118%	117%	113%
Expected option life in years	4.48	4.52	2.93

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

In June 2012, the Company granted 1,460,000 stock options to directors, officers and employees with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at December 31, 2014.

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

In July 2014, the Company granted 4,050,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

174 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants:

At December 31, 2014, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	December 31, 2014

$0.20	September 28, 2015 (1)	11,300,000	-	-	-	11,300,000

$0.20	September 28, 2015 (1), (2)	904,000	-	-	-	904,000

$0.20	December 19, 2015 (1)	4,500,000	-	-	-	4,500,000

$0.15 /	until January 11, 2015	600,000	-	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	1,000,000	-	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

$0.10	January 31, 2016	-	9,000,000	-	-	9,000,000

$0.15	March 18, 2017	-	5,309,055	-	-	5,309,055

$0.15	March 18, 2017 (3)	-	661,718	-	-	661,718

$0.15	April 3, 2017	-	4,500,000	-	-	4,500,000

$0.15	April 3, 2017 (4)	-	60,725	-	-	60,725

$0.15	July 9, 2016	-	2,500,000	-	-	2,500,000

		18,304,000	22,031,498	-	-	40,335,498

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

175 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%.

At December 31, 2013, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

$0.15 /	until September 28, 2014	11,300,000	-	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	904,000	-	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	4,500,000	-	-	-	4,500,000
$0.20	expiry December 19, 2015 (1)

$0.15 /	until January 11, 2015	-	600,000	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	-	1,000,000	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

		16,704,000	1,600,000	-	-	18,304,000

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

176 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

At December 31, 2012, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	December 31, 2012

$0.22	June 13, 2012	4,250,000	-	-	(4,250,000)	-

$0.15 /	until September 28, 2014	-	11,300,000	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	-	904,000	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	-	4,500,000	-	-	4,500,000
$0.20	expiry December 19, 2015 (1)

		4,250,000	16,704,000	-	(4,250,000)	16,704,000

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.
(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

177 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(e)	Common shares reserved for issuance at December 31, 2014:

Number of Shares

Stock options (Note 11(c))	10,130,000
Warrants (Note 11(d))	40,335,498

Balance, December 31, 2014	50,465,498

(f)	Shareholder rights plan:

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

178 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Corporate Development and General and Administrative

	Years ended December 31,
	2014	2013	2012

Corporate Development:
Geology	$ 3	$ 18	$ -
Legal	118	-	-
Metallurgy	25	-	-
Salaries and remuneration	106	-	-
Sundry	5	-	1
Travel and transportation	88	1	25
	$ 345	$ 19	$ 26

General and Administrative:
Accounting and audit	$ 24	$ 24	$ 67
Legal	79	30	32
Office and sundry	77	54	51
Regulatory	70	58	73
Rent	40	57	66
	$ 290	$ 223	$ 289

179 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2014, 2013 and 2012:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2014	2013	2012	2014	2013

Key management compensation:
Executive salaries and remuneration (1)	$ 441	$ 428	$ 592	$ (203)	$ (222)
Severance	136	-	-	(4)	-
Directors fees	18	29	35	(198)	(201)
Share-based payments	205	76	89	-	-
	$ 800	$ 533	$ 716	$ (405)	$ (423)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 102	$ 67	$ 82	$ (172)	$ (158)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(74)	59	36	(141)	(108)

Write-down of long-term investments (4)	-	91	-	-	-

Write-off of receivables (5)	-	54	-	-	-

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2) Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	The Company wrote-down its investment in Aztec to a nominal value of CAD$100 in 2013. Note 8 provides further details.

(5)	The Company wrote-off receivables from Aztec and BYG in 2013. Note 8 provides further details.

The above transactions are incurred in the normal course of business. Note 9 provides disclosures regarding demand loans with certain related parties.

180 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada.

15.	Other Corporate Transactions

(a)	In February 2014, the Company signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby the Company may acquire all of the outstanding common shares of Pan American. Funds of $40,000 were advanced to Pan American in April 2014 which bore an interest rate of 1% per month but was written off in September 2014 as collectability was doubtful. In May 2014, as a result of its due diligence, the Company terminated the LOI with Pan American.

(b)	On July 15, 2014, the Company and Santa Fe Gold Corporation (“Santa Fe”) entered into a Share Exchange Agreement (the “Agreement”) pursuant to which Santa Fe was to issue 66,000,000 shares of its common stock to the Company, and the Company was to issue 33,000,000 of its common shares to Santa Fe (the "Share Exchange"). Pursuant to the Agreement, in July 2014, the Company advanced a promissory note loan of $200,000 to Santa Fe, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest shall bear an interest rate of 14%. In September 2014, further funds of $20,000 were advanced to Santa Fe. On October 15, 2014, the conditions precedent set forth in the Agreement were not satisfied and the Agreement terminated on that date. The promissory note receivable from Santa Fe along with accrued interest was determined to be impaired as collectability was doubtful, and was written off at December 31, 2014. In 2015, demand notices for repayment have been submitted by the Company to Santa Fe, as the Company maintains its legal rights relative to the promissory note loan.
181 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2014	2013

Net loss for the year	$ (1,831)	$ (1,377)
Canadian statutory tax rate	26.0%	26.0%

Income tax benefit computed at statutory rates	$ (476)	$ (358)
Temporary differences	220	11
Items non-deductible for income tax purposes	49	19
Unused tax losses and tax offsets not recognized in tax asset	207	437
Effect of change in tax rate	-	(109)

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

182 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes (continued)

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2014 and 2013 are presented below:

	December 31,
	2014	2013

Deferred tax assets
Non-capital losses carried forward	$ 38	$ -
Tax value over book value of equipment	-	-
Deferred tax assets	38	-

Deferred tax liabilities
Book value over tax value of marketable securities	-	-
Book value over tax value of mineral properties	(38)	-
Deferred tax liabilities	(38)	-

Net deferred tax assets	$ -	$ -

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2014	2013

Non-capital losses	$ 8,748	$ 8,754
Capital losses	8	10
Available for sale securities	50	55
Share issue costs	228	190
Tax value over book value of mineral properties	482	959
Tax value over book value of equipment	1,434	1,560
Unrecognized deductible temporary differences	$ 10,950	$ 11,528

183 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes (continued)

(c)	(continued)

As at December 31, 2014, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2015	$ 75
2026	672
2027	1,481
2028	679
2029	1,442
2030	817
2031	751
2032	978
2033	513
2034	1,341

$ 8,749

184 Canarc Resource Corp. Form 20-F

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

185 Canarc Resource Corp. Form 20-F

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Catalin Chiloflischi, Chief Executive Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2014 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Catalin Chiloflischi
Vancouver, Canada April 24, 2015	Catalin Chiloflischi Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

186 Canarc Resource Corp. Form 20-F

EXHIBIT 13.1

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2014 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada April 24, 2015		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

187 Canarc Resource Corp. Form 20-F