Form 20-F
period 2015-12-31
CANARC RESOURCE CORP
filed 2016-04-28
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2015

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

Securities registered pursuant to Section 12(g) of the Act: Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 191,620,557 common shares as at December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued	Other	☐
by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	13

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	13

ITEM 3.	KEY INFORMATION	13
3.A	Selected Financial Data	13
3.B	Capitalization and Indebtedness	16
3.C	Reasons for the Offer and Use of Proceeds	16
3.D	Risk Factors	16

ITEM 4.	INFORMATION ON THE COMPANY	26
4.A	History and Development of the Company	26
4.B	Business Overview	35
4.C	Organizational Structure	36
4.D	Property, Plants and Equipment	37

ITEM 4A.	UNRESOLVED STAFF COMMENTS	62

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	62
5.A	Operating Results	62
5.B	Liquidity and Capital Resources	70
5.C	Research and Development, Patents and Licenses, etc.	73
5.D	Trend Information	73
5.E	Off-Balance Sheet Arrangements	73
5.F	Tabular Disclosure of Contractual Obligations	74
5.G	Safe Harbor	75

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	77
6.A	Directors and Senior Management	77
6.B	Compensation	78
6.C	Board Practices	84
6.D	Employees	92
6.E	Share Ownership	92

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	96
7.A	Major Shareholders	96
7.B	Related Party Transactions	97
7.C	Interests of Experts and Counsel	98

ITEM 8.	FINANCIAL INFORMATION	99
8.A	Consolidated Statements and Other Financial Information	99
8.B	Significant Changes	100

ITEM 9.	THE OFFER AND LISTING	101
9.A	Offer and Listing Details	101
9.B	Plan of Distribution	103
9.C	Markets	103
9.D	Selling Shareholders	103
9.E	Dilution	103
9.F	Expenses of the Issue	103

ITEM 10.	ADDITIONAL INFORMATION	104
10.A	Share Capital	104
10.B	Notice of Articles and Articles of Association	104
10.C	Material Contracts	111
10.D	Exchange Controls	111
10.E	Taxation	112
10.F	Dividends and Paying Agents	117
10.G	Statement by Experts	117
10.H	Documents on Display	117
10.I	Subsidiary Information	117

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	118

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	120

PART II		121

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	121

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	121

ITEM 15.	CONTROLS AND PROCEDURES	121

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	122
16.A	Audit Committee Financial Expert	122
16.B	Code of Ethics	122
16.C	Principal Accountant Fees and Services	123
16.D	Exemptions from the Listing Standards for Audit Committees	124
16.E	Purchases of Equity Securities by the Registrant and Affiliated Purchasers	124
16.F	Change in Registrant's Certifying Accountant	124
16.G	Corporate Governance	124
16.H	Mine Safety Disclosure	124

PART III		125

ITEM 17.	FINANCIAL STATEMENTS	125

ITEM 18.	FINANCIAL STATEMENTS	125

ITEM 19.	EXHIBITS	125

CAUTION – FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and the exhibits attached hereto contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward looking statements concern the Registrant's anticipated results and developments in the Registrant's operations in future periods, planned exploration and development of its mineral property interests, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled "Risk Factors" and "Information on the Company" of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events other than as may be specifically required by applicable securities laws and regulations.

We qualify all the forward-looking statements contained in this annual report by the foregoing cautionary statements.

Canarc Resource Corp.

Form 20-F

Unless the context otherwise requires, all references to "we" or "our" or the "Registrant" or the "Company" or "Canarc" refer to Canarc Resource Corp. and/or its subsidiaries. All monetary figures are in terms of United States dollars unless otherwise indicated.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars. For the years ended December 31, 2015, 2014, and 2013, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board ("IASB"). For the years ended December 31, 2012 and 2011, which annual audited consolidated financials are not presented in this Annual Report, we prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

CURRENCY

Unless we otherwise indicate in this Annual Report on Form 20-F, all references to "Canadian Dollars", "CAD$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US $" are to the lawful currency of the United States.

Canarc Resource Corp.

Form 20-F

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

1933 Act means the United States Securities Act of 1933, as amended.

adit – a horizontal tunnel in an underground mine driven from a hillside surface.

Ag – silver.

alluvial mining – mining of gold bearing stream gravels using gravity methods to recover the gold, also known as placer mining.

andesite – a volcanic rock of intermediate composition, the extrusive equivalent of diorite.

arsenopyrite – an ore mineral of arsenic, iron, and sulphur, often containing gold.

assay – a precise and accurate analysis of the metal contents in an ore or rock sample.

Au – gold.

auger drill – a handheld machine that produces small, continuous core samples in unconsolidated materials.

autoclave – a mineral processing vessel operated at high temperature and pressure in order to oxidize sulfide and carbon compounds, so the contained metals can be leached and concentrated.

Banka drilling – a hand operated drill specifically designed for sampling alluvial deposits. The drill rods (10 12 centimetres in diameter) are forced into the gravel and then the core sample is extracted from the rods.

Commission – United States Securities and Exchange Commission, or S.E.C.

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

gold deposit – means a mineral deposit mineralised with gold.

gold equivalent – a method of presenting combined gold and silver concentrations or weights for comparison purposes. Commonly involves expressing silver as its proportionate value in gold based on the relative values of the two metals.

gold resource – see mineral resource.

gpt – grams per tonne.

grams per cubic meter – alluvial mineralisation measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.

greenstone – a field term for any compact dark green altered or metamorphosed basic igneous rock that owes its colour to green minerals such as chlorite, actinolite or epidote.

indicated resource – means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource – means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

laterite  – highly weathered residual superficial soils and decomposed rocks, rich in iron and aluminum oxides, that are characteristically developed in tropical climates.

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

mineral reserve – means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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

net smelter royalty or NSR – a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

nugget effect – an effect of high variability of gold assays, due to the gold occurring in discreet coarse grains such that their content in any given sample is highly variable.

ore – a naturally occurring rock or material from which economic minerals can be extracted at a profit.

ounce or oz. – a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

opt – troy ounces per ton.

porknockers – a local term used in Guyana and Suriname to refer to small scale artisanal miners and prospectors.

porphyry – an igneous rock containing coarser crystals in a finer matrix.

probable reserve – the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

professional association – for the purposes of the definition of a Qualified Person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that (a) has been given authority or recognition by statute; (b) admits members primarily on the basis of their academic qualifications and experience; (c) requires compliance with the professional standards of competence and ethics established by the organization; and (d) has disciplinary powers, including the power to suspend or expel a member.

prospect – an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria proven reserve – means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Canarc Resource Corp.

Form 20-F

pyrite – an ore mineral of iron and sulphur.

Qualified Person – means an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.

quartz – a rock-forming mineral of silica and oxygen, often found in veins also.

raise – a vertical or inclined tunnel in an underground mine driven upwards from below.

ramp – an inclined tunnel in an underground mine driven downwards from surface.

reverse circulation drill – a large machine that produces a continuous chip sample of the rock or material being drilled.

saprolite – a soft, earthy, clay rich and thoroughly decomposed rock with its original textures intact, formed in place by chemical weathering of igneous, sedimentary or metamorphic rocks.

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

strike length – the longest horizontal dimensions of a body or zone of mineralisation.

stripping ratio – the ratio of waste material to ore that is estimated for or experienced in mining an ore body.

sulphide – an ore mineral compound linking sulphur with one or more metals.

ton – short ton (2,000 pounds).

tonne – metric tonne (2,204.6 pounds).

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

Canarc Resource Corp.

Form 20-F

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The mineral reserve and resource information in this annual report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The following selected financial data and information (stated in United States dollars) with respect to the last five fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from Canarc's audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are set out and included in Item 18 of this annual report on Form 20-F. The selected financial data and the information of the Company as at December 31, 2012 and 2011 and for the years then ended in the following table was derived from the audited consolidated financial statements of the Company which are not presented in this Annual Report on Form 20-F.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled "Item 3. Key Information – D. Risk Factors" and ''Item 5 — Operating and Financial Review and Prospects.''

Canarc Resource Corp.

Form 20-F

		IFRS
	Selected Financial Information	As at and for the years ended December 31
	(stated in thousands of U.S. dollars, except per share amounts)	2015	2014	2013	2012	2011

(a)	Total revenues(1)	$-	$-	$-	$-	$-

(b)	Other incomes(2)	$-	$-	$-	$77	$-

(c)	Income(loss) before extraordinary items:
	(i) Total	$(932)	$(1,831)	$(1,377)	$(1,206)	$(1,209)
	(ii) Basic earnings(loss) pershare	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

(d)	Net income(loss):
	(i) Total	$(932)	$(1,831)	$(1,377)	$(1,206)	$(1,209)
	(ii) Basic earnings(loss) pershare	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
	(iii) Diluted earnings(loss) pershare:	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

(e)	Total assets	$11,941	$12,564	$12,488	$13,983	$13,277

(f)	Totallong-term debt(3)	$117	$-	$-	$-	$-

(g)	Shareholders'equity(net assets)	$10,814	$11,650	$11,412	$13,054	$12,470

(h)	Dividends per share	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	234,349,675	207,901,803	141,447,195	136,945,171	108,461,171
	Number of common shares	191,620,557	157,436,305	114,818,195	110,242,171	94,096,171

(1)	Canarc has no sources of operating revenues.

(2)	Other income includes gains from the disposition of marketable securities, if any, and investment and other income.

(3)	Canarc has no preferred shares.

Canarc Resource Corp.

Form 20-F

The Company is involved with mineral exploration and does not have any sources of operating revenues.

On April 22, 2016, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.2674.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
October	2015	1.3280	1.2832
November	2015	1.3390	1.3039
December	2015	1.4003	1.3303
January	2016	1.4661	1.3873
February	2016	1.4082	1.3481
March	2016	1.3537	1.2859
April 1 to 22	2016	1.3219	1.2593

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2011	1.0658	0.9407	0.9891	1.0170
2012	1.0443	0.9642	0.9996	0.9949
2013	1.0704	0.9838	1.0298	1.0617
2014	1.1672	1.0589	1.1045	1.1601
2015	1.4003	1.1679	1.2787	1.3840
2016 (January 1 to April 22, 2016)	1.4661	1.2593	1.3558	1.2674

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

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Registrant's mineral exploration and development activities will result in any discoveries of bodies of commercial ore. Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Registrant has relied and may continue to rely upon consultants and others for construction and operating expertise. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, the Registrant may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Registrant's control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Registrant to apply for an exploitation concession. There can be no guarantee that such a concession will be granted.

Canarc Resource Corp.

Form 20-F

The Registrant's planned operations will require future financing and there is no assurance given by the Registrant that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Registrant does not presently have sufficient financial resources or operating cash flows to undertake by itself all of its planned exploration and development programs. The development of the Registrant's mineral property interests may therefore depend on the Registrant's joint venture partners, if any, and on the Registrant's ability to obtain additional required financing. There is no assurance the Registrant will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its mineral property interests as disclosed herein. In addition, the Registrant does not have sufficient experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in its audited consolidated financial statements for the year ended December 31, 2015, the Registrant has no operating revenues, has incurred significant operating losses and has an accumulated deficit of approximately $50.9 million at December 31, 2015. Furthermore, the Registrant has a working capital deficiency of approximately $574,000 as at December 31, 2015, and lack sufficient funds to achieve the Registrant's planned business objectives. The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant's liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2015 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Registrant's ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The figures for the Registrant's resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Registrant that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on site conditions. Material changes in mineralized tonnages, grades, stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris project may adversely affect the economic recovery of gold from mining operations.

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

The acquisition of title to mineral property interests is a very detailed and time consuming process. Title to any of the Registrant's mining concessions may come under dispute. While the Registrant has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Registrant has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Registrant's mineral property interests. The mineral property interests may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Registrant's mineral property interests are located. To the best of the knowledge of the Registrant, although the Registrant understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga'a Tribal Council (which may encompass the Eskay Creek property), no legal actions have been formally served on the Registrant to date asserting such rights with respect to mining properties in which the Registrant has an interest.

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

The Registrant's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In particular, Bradford Cooke, a Director of the Registrant, is also a Director of Aztec Metals Corp. ("Aztec") and Endeavour Silver Corp. ("Endeavour"), companies in which the Registrant previously owned or currently owns shares. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Registrant's directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant. In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

The Registrant does not insure against all risks which we may be subject to in our planned operations and there is no assurance given by the Registrant that it is adequately insured against all risks.

The Registrant may become subject to liability for cave ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

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

As a prior holder of an interest in a U.S. mineral property, the Registrant may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"). CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment. CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off site facility from which a release has occurred or is threatened. Under CERCLA's strict joint and several liability provisions, the Registrant could potentially be liable for all remedial costs associated with property that it owned or operated regardless of whether the Registrant's activities are the actual cause of the release of hazardous substances. Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources. The Registrant's one prior property was located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings). Releases from such facilities or from any of the Registrant's prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs. In addition, off site disposal of hazardous substances, including hazardous mining wastes, may subject the Registrant to CERCLA liability. The Registrant's prior U.S. property is not, to the Registrant's knowledge, currently listed or proposed for listing on the National Priority List and the Registrant is not aware of pending or threatened CERCLA litigation which names the Registrant as a defendant or concerns any of its prior U.S. properties or operations. The Registrant cannot predict the potential for future CERCLA liability with respect to its prior U.S. property, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its prior property.

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

Certain of the Registrant's properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Registrant and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Registrant and its joint venture partners to obtain any required production financing for its mineral properties.

Fluctuations in foreign currency exchange rates may adversely affect the Registrant's future profitability.

In addition to CAD dollar currency accounts, the Registrant maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Registrant's mineral property interests and related contracts may be denominated in U.S. dollars. Accordingly, the Registrant may take some steps to reduce its risk to foreign currency fluctuations. However, the Registrant's operations in countries other than Canada are normally carried out in the currency of that country and make the Registrant subject to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results. In addition future contracts may not be denominated in U.S. dollars and may expose the Registrant to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results. In addition, the Registrant is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its mineral property interests outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Registrant holds property interests and future impositions of such restrictions could have a materially adverse effect on the Registrant's future profitability or ability to pay dividends.

The Registrant is reliant on third parties.

The Registrant's rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only a property option to acquire such properties. As a result, the Registrant may have no direct contractual relationship with the underlying property holder.

Canarc Resource Corp.

Form 20-F

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

Potential investors who are United States taxpayers should be aware that Canarc may be classified for United States tax purposes as a passive foreign investment company ("PFIC") for the current fiscal year and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years. This status arises due to the fact that Canarc's excess exploration funds may be invested in interest bearing securities creating "passive income" which, while modest and ancillary to the exploration business, has been Canarc's only substantive source of income in the past. If Canarc is a PFIC for any year during a United States taxpayer's holding period, then such a United States taxpayer, generally, will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Canarc. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A United States taxpayer who makes a QEF election generally must report on a current basis its share of Canarc's net capital gain and ordinary earnings for any year in which Canarc is a PFIC, whether or not Canarc distributes any amounts to its shareholders. A United States taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. Item 10.E provides further details.

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

Canarc Resource Corp.

Form 20-F

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this Annual Report on Form 20-F, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

As a "foreign private issuer", the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in our securities.

Canarc Resource Corp.

Form 20-F

Risks Related to the Registrant's Common Shares

The volatility of the Registrant's common shares could cause investor loss.

The market price of a publicly traded stock, especially a junior resource issuer like Canarc, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange (the "TSX") and NASD-OTC suggests that Canarc's shares will continue to be volatile. Therefore, investors could suffer significant losses if Canarc's shares are depressed or illiquid when an investor seeks liquidity and needs to sell Canarc's shares.

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

At December 31, 2015, Canarc had 191,620,557 common shares and 11,920,000 outstanding share purchase options and 30,809,118 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc's shares. At December 31, 2015, securities that could be dilutive represented approximately 22.3% of Canarc's issued shares. None of these dilutive securities were exercisable at prices below the December 31, 2015 closing market price of CAD$0.05 for Canarc's shares, which accordingly would not result in dilution to existing shareholders.

Canarc Resource Corp.

Form 20-F

ITEM 4. INFORMATION ON THE COMPANY

The Registrant is a Canadian mineral exploration company and is subject to National Instrument 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects. It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its material mineral projects. In addition to other matters, it sets out strict guidelines for the classification of and use of the terms "mineral resource" and "mineral reserve" and it requires all technical disclosure on all material properties to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association. The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/policy.asp?id=2884&scat=4&title=4%20-%20Distribution%20Requirements.

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

Business Address

Office address:	Suite #301, 700 West Pender Street

Vancouver, British Columbia, Canada, V6C 1G8

Phone: (604) 685-9700

Registered address:	#910 – 800 West Pender Street

Vancouver, British Columbia, Canada, V6C 2V6

Phone: (604) 685-6100

Canarc Resource Corp.

Form 20-F

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties. The Registrant currently owns or holds, directly or indirectly, interests in several precious metal properties, as follows:

-	New Polaris property (British Columbia, Canada),

-	El Compas property (Zacatecas, Mexico), and

-	Windfall Hills properties (British Columbia, Canada)

of which the New Polaris and El Compas properties are material mineral properties of the Registrant.

In its consolidated financial statements prepared in accordance with IFRS, the Registrant has capitalized costs, net of recoveries and write-downs, of approximately $11.4 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2015 and are summarized as follows for the past three fiscal years:

	2015			2014			2013
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,851	$5,556	$9,407	$3,876	$7,090	$10,966	$3,892	$7,938	$11,830
Windfall Hills	339	356	695	401	437	838	408	92	500

Zacatecas (Mexico):
El Compas (1)	1,126	183	1,309	-	-	-	-	-	-
	$5,316	$6,095	$11,411	$4,277	$7,527	$11,804	$4,300	$8,030	$12,330

(1)	The El Compas property was acquired in October 2015.

Further information and details regarding Canarc's mineral property interests are provided in Item 4.D.

Canarc Resource Corp.

Form 20-F

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2015 and to the date of this Form 20-F, the Registrant had been engaged in exploration and development of precious metal projects in Canada and Mexico. The major events in the development of the Registrant's business over the last three years are set out below. Information and details regarding the Registrant's properties are provided in Item 4.D.

Strategic Mine Acquisition Partnership with Canford Capital Inc. ("Canford")

In late September 2012, Canarc granted Canford a 120-day period of exclusivity to complete its due diligence and to execute a property option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. Canarc was to be the manager of the project during the property option period. In February 2013, Canarc entered into a Strategic Mine Acquisition Partnership ("SMAP") with Canford for the purpose of acquiring, expanding and operating gold mines in North America (the "Acquisition Opportunities"). The main parameters of the SMAP agreement were as follows:

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

Letter of Intent with Pan American Goldfields Ltd.

In February 2014, Canarc signed a Letter of Intent (the "LOI") with Pan American Goldfields Ltd. ("Pan American") with respect to a business combination whereby Canarc may acquire all of the outstanding common shares of Pan American (the "Transaction"). The LOI was however terminated in May 2014 as a result of Canarc's due diligence.

Canarc Resource Corp.

Form 20-F

The main asset of Pan American was its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. Pan American, together with its partner operator, Minera Rio Tinto SA de CV ("MRT"), was in pilot production at its gold-silver mine at La Cieneguita whereby Pan American received 35% of net cash flow from production.

The structure of the proposed Transaction was subject to review and consultation by the parties; however, the LOI anticipated that Canarc would acquire all of the outstanding common shares of Pan American (the "Shares") and that the shareholders of Pan American would receive 0.82 (the "Exchange Ratio") of a common share of Canarc and 0.25 of a warrant of Canarc (each whole warrant being a "Warrant") for each Share held. The proposed Exchange Ratio implied a 25% premium to the volume weighted average price of the Shares over the last 20 trading days and accounted for the USD to CAD currency conversion. Each Warrant would be exercisable to purchase one common share of Canarc at an exercise price equal to CAD$0.15 for a period of 3 years.

Pan American had granted Canarc a 130 day period of exclusivity (the "Exclusivity Period") to complete its due diligence and negotiate a definitive agreement with respect to the Transaction. The LOI would terminate on June 30, 2014 unless terminated earlier by either party as a result of its due diligence.

Pursuant to the terms of the LOI, Canarc had agreed to pay $100,000 (the "Funds") to Pan American, following TSX approval; funds of $40,000 were advanced in April 2014 which bore an interest rate of 1% per month and was written off in September 2014 as collectability was doubtful. Pan American had agreed to repay the Funds to Canarc in the event that (a) Canarc terminated the LOI or determined not to proceed with the Transaction as a result of its due diligence; or (b) Pan American terminated the LOI or determined not to proceed with the Transaction for any reason.

Canarc planned to use commercially reasonable efforts to raise up to $1.8 million in working capital financing pursuant to a private placement, subject to regulatory approval. In the event that the private placement was completed, the parties had agreed to negotiate an interim loan facility (the "Loan"). Under the Loan, Canarc would lend Pan American up to a total of $250,000 prior to closing of the Transaction.

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

Share Exchange Agreement with Santa Fe Gold Corporation

On July 15, 2014, Canarc and Santa Fe Gold Corporation ("Santa Fe") entered into a Share Exchange Agreement (the "Share Exchange Agreement") pursuant to which Santa Fe was to issue 66,000,000 shares of its common stock to Canarc, and Canarc was to issue 33,000,000 of its common shares to Santa Fe (the "Share Exchange"). Upon consummation of the Share Exchange, Santa Fe would own approximately 17% of Canarc 's outstanding shares and Canarc would own approximately 34% of Santa Fe's outstanding common shares. The Share Exchange Agreement did not close and terminated on its own terms on October 15, 2014.

Canarc Resource Corp.

Form 20-F

The purpose of the Share Exchange was to facilitate a significant turnaround for Santa Fe and a material new opportunity for Canarc driven by the appointment of Canarc's nominees to the Santa Fe's management team and Board of Directors, the re-capitalization of Santa Fe, the re-structuring of Santa Fe's secured debt and re-development of its Summit gold-silver mine in New Mexico, USA.

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

•

Canarc's CEO, Mr. Catalin Chiloflischi, had been appointed President and Chief Executive Officer and Director of Santa Fe, and Canarc's Chief Operating Officer, Mr. Garry Biles, had been appointed Chief Operating Officer of Santa Fe.

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

On October 15, 2014, the conditions precedent set forth in the Share Exchange Agreement were not satisfied and the agreement terminated on that date, and Canarc's officers and directors who were appointed to the Santa Fe management and/or board, as specified in the Share Exchange Agreement, resigned from their respective roles as Santa Fe officers and/or directors.

In August 2015, Santa Fe filed voluntary petitions under Chapter 11 of the Bankruptcy Code in U.S. Bankruptcy Court for the District of Delaware, USA.

Canarc Resource Corp.

Form 20-F

Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement (the "Earn-In Agreement") with PanTerra Gold (British Columbia) Limited ("PanTerra"), a wholly-owned subsidiary of PanTerra Gold Limited pursuant to which PanTerra was granted a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include a 10,000 m drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 m of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from Canarc within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

Canarc received the CAD$500,000 for Stage One in 2015. As at December 31, 2015, funds of US$69,000 remain for Stage One expenditures as specified pursuant to the agreement between Canarc and PanTerra.

In August 2015, PanTerra informed Canarc that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on Canarc's New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing and PanTerra requested a 12 month extension of the Earn-In Agreement. PanTerra declared a force majeure event under the terms of the Earn-In Agreement. Canarc does not agree with PanTerra's position. Canarc and PanTerra continue to be in communication regarding this matter, and an extension or a resolution has not yet been negotiated.

Agreement for the Purchase of All the Shares of Oro Silver Resources Ltd. with Marlin Gold Mining Ltd.

In July 2015, Canarc and Marlin Gold Mining Ltd. ("Marlin Gold") entered into a letter of intent which resulted in the Agreement for the Purchase of All the Shares of Oro Silver dated October 8, 2015 (the "Share Purchase Agreement"), whereby Canarc acquired 100% of the shares of Marlin Gold's wholly owned subsidiary, Oro Silver Resources Ltd. ("Oro Silver"), which indirectly owns 100% of the El Compas gold-silver project located in Zacatecas, Mexico, in exchange for the issuance to Marlin Gold of 19 million common shares of Canarc. Canarc's acquisition of Oro Silver closed on October 30, 2015. The terms of the agreement include the following:

-	On each of the first three anniversaries of the closing date of the agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by Canarc to Marlin Gold or to any of its subsidiaries;

-

Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-

Marlin Gold invested CAD$100,000 in Canarc's private placement of 1.67 million units at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018; and

-	Marlin Gold nominated one person, namely, Mr. Akiba Leisman, to Canarc's board of directors.

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an insider of Canarc by virtue of having more than 10% (ie. 10.79%) interest in Canarc as at the closing date of October 30, 2015.

Canarc Resource Corp.

Form 20-F

The El Compas property is a fully permitted gold silver project located in Zacatecas, Mexico and is comprised of 24 concessions totaling 3,900 hectares.

In October 2015, Canarc commissioned Mining Plus Canada Consulting Ltd. ("Mining Plus") to complete a NI 43-101 resource report and preliminary economic assessment for the El Compas project to determine the project's potential viability which was completed in January 2016. Their technical report entitled "NI 43-101 Technical Report for the El Compas Project" (the "El Compas Technical Report") was authored by J Collins PGeo, N Schunke PEng, S Butler PGeo, L Bascome MAIG and F Wright PEng, who are independent Qualified Persons as defined by NI 43-101, is dated January 19, 2016, and was prepared in compliance with NI 43-101.

In January 2016, Canarc signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico, approximately 20 kilometres from El Compas. Highlights of the lease agreement include the following:

•	Lease term is 5 years with the right to extend for another 5 years;

•	Canarc assumed responsibility for the plant as of January 29, 2016;

•	Plant will be exclusively operated by Canarc's Mexican subsidiary, Minera Oro Silver de Mexico SA de CV;

•	Canarc will pay a monthly lease payment of MXP 136,000;

•	Grace period of 6 months to allow time for plant refurbishing;

•	Power and water are available for plant operations;

•	Plant capacity is 500 tonnes per day with the possibility to expand;

•	Permitted tailings facilities has a current capacity for approximately 1 million tonnes;

•	Certain plant refurbishment costs will be reimbursed to Canarc by lease payment offsets; and

•	Canarc will reserve up to 100 tonnes per day for toll mining of ore produced by local small miners.

In March 2016, Canarc entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period which is currently in process.

Canarc Resource Corp.

Form 20-F

Item 4.D provides further details.

Others

In April 2013, Canarc entered into two property purchase agreements whereby Canarc acquired 100% undivided interests in two adjacent gold properties located in British Columbia, Canada, collectively known as the Windfall Hills property, which are not considered material to Canarc's business. Item 4.D provides further details.

On September 28, 2012, Canarc closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Canford was the sole subscriber in the private placement and became an insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of Canarc at that time. Item 5.B provides further details.

In 2012, Canarc arrange demand loans of $358,000 from certain directors and an officer of Canarc. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In October and December 2012, Canarc repaid all principal and interest in full settlement of outstanding demand loans.

In December 2012 and January 2013, Canarc closed a non-brokered private placement in three tranches totalling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. Item 5.B provides further details.

In November 2013, the TSX had advised Canarc that the TSX was reviewing the eligibility for continued listing on the TSX of the securities of Canarc pursuant to Part VII of the Toronto Stock Exchange Company Manual. Canarc was being reviewed under the Remedial Review Process and had been initially granted 120 days to comply with all requirements for continued listing with subsequent extensions to comply. Specifically Canarc needed to comply with expenditures of CAD$350,000 on exploration or development work on its mineral resource properties and with adequate working capital. For the nine months ended September 30, 2014, Canarc closed private placements for gross proceeds totalling CAD$3.26 million and completed its drilling program for the Windfall Hills property. In September 2014, the TSX confirmed that Canarc satisfied the TSX's continued listing requirements.

In fiscal 2013, Canarc received demand loans of $126,000 from two directors, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, Canarc repaid all principal and interest in full settlement of outstanding demand loans.

In January 2014, Canarc granted 500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

On January 31, 2014, Canarc closed a non-brokered private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000, with each unit comprised of one common share and one-half of a whole common share purchase warrant. Item 5.B provides further details.

Canarc Resource Corp.

Form 20-F

In March and April 2014, Canarc closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of a whole common share purchase warrant. Item 5.B provides further details.

On July 9, 2014, Canarc closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. Funds of CAD$386,000 were expended for flow-through purposes in 2014 and2015. Item 5.B provides further details.

In July 2014, Canarc granted 4,050,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In May 2015, certain directors and officers of Canarc cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates from September 2015 to June 2017.

At Canarc's annual general meeting in June 2015, disinterested shareholders passed two resolutions relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares and debts of up to CAD$127,400 owed to senior officers would be settled by the issuance of up to 2.55 million shares.

In August 2015, Canarc extended the expiry period of a total of 18.6 million warrants by a period of 18 months which were issued pursuant to two private placements which closed in 2014. Expiry dates for 951,250 warrants which were issued to insiders in those private placements were not extended. Item 5.B provides further details.

In September and October 2015, Canarc closed a non-brokered private placement in two tranches totalling 13.2 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$790,000 with each unit comprised of one common share and one-half of one common share purchase warrant. Item 5.B provides further details.

On September 24, 2015, Canarc issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

In December 2015, Canarc granted 5,950,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of December 8, 2020 and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In March 2016, Canarc closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million, with each unit comprised of one common share and one-half of one common share purchase warrant. Item 5.B provides further details.

Canarc Resource Corp.

Form 20-F

4.B Business Overview

Nature of operations and principal activities

The Registrant's principal business activities are the acquisition, exploration and development of mineral resource property interests. The Registrant is in the process of exploring and developing its mineral property interests and has not yet determined whether these mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of the Registrant to arrange appropriate financing to complete further work on its mineral property interests, confirmation of the Registrant's interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on the Registrant's mineral property interests or proceeds from the disposition thereof. The Registrant has incurred significant operating losses and currently has no operating revenues. The Registrant has financed its activities principally by the issuance of equity securities. The Registrant's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations to fund its operations.

The Registrant and its management group have in the past been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada, U.S.A., and Central and South America. Starting with grass roots exploration prospects, it progressed to more advanced properties. To date, the Registrant has not received any operating revenues from its mineral property interests. The Registrant plans to continue exploring and developing its mineral property interests and, if appropriate, the Registrant intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its mineral property interests. The Registrant seeks to identify properties with significant potential and to acquire those properties on the basis of property option agreements relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant's mineral property interests. Items 3.D and 4.A provide further details.

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

Canarc Resource Corp.

Form 20-F

Government regulations

The Registrant's operations are subject to governmental regulations in Canada and Mexico, where the Registrant had interests in mineral properties.

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

Trends

The cumulative annual average for gold prices per ounce decreased from $1,411 in 2013 to $1,266 in 2014 and then decreased to $1,160 in 2015 and closing at $1,243 on April 22, 2016. Gold prices did not achieve new highs in 2015 and 2014 relative to 2013. In 2013, gold prices per ounce reached an annual high of $1,694 in early January 2013, but only achieved annual highs of $1,385 in 2014 and $1,297 in 2015. The high for 2016 was $1,278 on March 4, 2016 which is lower than the annual highs in the prior three years.

During the period from January 2013 to December 2015, the closing market price for Canarc's shares decreased from CAD$0.13 to CAD$0.05 – a decrease of 62%, and the high of CAD$0.24 was in February 2013. On April 22, 2016, the closing market share price was CAD$0.13. The lack of financing and the absence of a joint venture partner to advance the New Polaris gold project contributed to the ongoing weaknesses in the market price of Canarc's shares although the liquidity and market price of its shares were heightened during the exclusivity period with Canford from September 2012 to early March 2013. In February 2015, the Company did enter into a Pre-Development and Earn-In Binding Agreement with PanTerra to advance the New Polaris project but PanTerra declared force majeure in August 2015 and requested an extension until PanTerra received approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. The market price of Canarc's shares strengthened in the latter half of 2015 from the acquisition of the El Compas project and such strength continued into 2016 as the project progresses. Items 4.A and 4.D provide further details.

Risk factors in Item 3.D provide further details regarding competition and government regulations.

4.C Organizational Structure

The Registrant carries on its business in large part through its subsidiaries. The Registrant has a number of direct or indirect wholly or majority owned subsidiaries of which the active subsidiaries are as follows:

Minera Oro Silver de Mexico SA de CV ("Minera Oro Silver") is a company duly incorporated under the laws of Mexico on November 16, 2006. The Registrant owns 100% of its issued and outstanding shares.

Oro Silver Prestadora SA de CV is a company duly incorporated under the laws of Mexico on December 3, 2015. The Registrant owns 100% of its issued and outstanding shares.

New Polaris Gold Mines Ltd. ("New Polaris") (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. ("2820684"), a former wholly owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc. The Registrant owns 100% of the issued and outstanding shares.

Canarc Resource Corp.

Form 20-F

4.D Property, Plant and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2015):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,851,000	$5,556,000	$9,407,000
El Compas	Zacatecas, Mexico	100.00%	$1,126,000	$183,000	$1,309,000
Windfall Hills	BC, Canada	100.00%	$339,000	$356,000	$695,000

[1]	Subject to any royalties or other interests as disclosed below.

[2]	Previously known as "Polaris-Taku".

[3]	Net of recoveries and write-downs.

NOTE: All monetary figures are in terms of U.S.$ unless otherwise noted. See below for further details on each property.

The following is a more detailed description of the mineral properties listed above in which the Registrant has an interest.

Canarc Resource Corp.

Form 20-F

Material Mineral Projects

We do not currently have any proven and probable reserves under Industry Guide 7 standards, See "Cautionary Note to United States Investors Concerning Reserve and Resource Estimates" above. The Company's properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists in any of such properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility. The following is a discussion of the Company's material mineral properties.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section and certain related exhibits may use the terms "measured" and "indicated resources". We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" at the beginning of this annual report.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section and certain related exhibits may use the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable. See "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" at the beginning of this annual report.

New Polaris Gold Project, British Columbia, Canada

James Moors, P.Geo, who was Vice President Exploration of the Registrant at that time, was the Qualified Person for the purposes of the foregoing technical disclosure on the New Polaris Gold Project. The information in the following summary on the New Polaris Gold Project has been derived in part from and is partially based on the assumptions, qualifications and procedures set out in the Technical Report titled "Resource Potential, New Polaris Project" (the "New Polaris Technical Report") dated March 14, 2007 and prepared by R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, who are independent Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and was prepared in compliance with NI 43-101, to the best of the Registrant's knowledge.

The following extracted from, or are accurate paraphrasing of, the executive summary, or other sections as indicated from the New Polaris Technical Report, the full copy of which is available online at www.sedar.com as filed on March 16, 2007. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

Canarc Resource Corp.

Form 20-F

Extract of Selected Sections of the Summary from the New Polaris Technical Report

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

The deposit is composed of three sets of veins (quartz-carbonate stringers in altered rock), the "AB" veins are northwest striking and southwest dipping, the "Y" veins are north striking and dipping steeply east and finally the "C" veins are east-west striking and dipping to the south to southeast at 65º to vertical. The "C" veins appear to hook around to the north and south into the other two sets of veins so that their junctions form an arc. The gold is refractory and occurs dominantly in finely disseminated arsenopyrite grains that mineralize the altered wallrock and stockwork veins. The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite. The zones of mineralization range from 15 to 250 metres in length and 0.3 to 14 metres in width.

Canarc explored the "C" vein system between 1988 and 1997, and carried out infill drilling in 2003 through 2006, to better define the continuity and grade of the vein systems.

An updated resource estimate was prepared by Giroux Consultants Ltd. using ordinary kriging of 192 recent drillholes and 1,432 gold assay intervals constrained within four main vein segments as modeled in 3D by Canarc geologists. The total New Polaris database consists of 1,056 diamond drillholes with a total of 31,514 sample intervals.

The geologic continuity of the C vein has been well established through historic mining and diamond drilling. Grade continuity was quantified using a geostatistical method called the semivariogram, which measures distances (ranges) and directions of maximum continuity. The four principle veins in the semivariogram model produced ranges between 50 and 90 metres, both along strike and down plunge.

For this study, the classification for each resource block was a function of the semivariogram range. In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ of the semivariogram range were classed as indicated, and all other blocks estimated were classed as inferred.

The following tables list the undiluted resource estimate, including the "C" vein west (CWM) from the –90m elevation down, and the "C" vein east (CLOE and CHIE) from the –135m elevation down (the elevations, –90m in the west, and –135m in the east, represent the lower elevations of previous mine development and production. The resource potential above these elevations has been discounted in this study, but are listed in the History item, Section 8).

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

The deposit represents an important gold resource and follow-up work should include test mining and infill drilling.

Property Description and Location

"The New Polaris (formerly the Polaris-Taku mine) property consisting of a group of 61 contiguous crown grants and one modified grid claim totaling 1,196 ha (2,956 acres) located 96 km (60 miles) south of Atlin, BC and 64 km (40 miles) northeast of Juneau, Alaska. Located at approximately 133º37'W Longitude and 58º42'N Latitude, the deposit lies in close proximity to the "Tulsequah Chief" property of Redcorp on the eastern flank of the Tulsequah River Valley (Figure 6-1).

The claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc Resource Corp. subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. which Canarc has the right to reduce to 10%. The claims locations are shown on Figure 6-2 while Table 6-1 summarizes the claims shown on Figure 6-2. With the exception of the W.W.1 claim, the claims are crown granted and are kept in good standing through annual tax payments. The W.W.1 is a modified grid claim. The claim has sufficient work filed on it to keep it in good standing until February 4, 2015. The crown granted claims were legally surveyed in 1937. The mineralized areas are shown on Figure 6-3 and 9-2, which shows the geology of the property on the mineral showings. The Polaris No. 1, Silver King No. 1, Silver King No. 5, Black Diamond, Lloyd and Ant Fraction crown grants include the surface rights. Surface rights for the remainder of the property lie with the Crown.

The location of the known mineralization relative to the outside boundary of the property is shown on Figure 6-3.

Mining of the AB Vein system and to a lesser extent the Y and C veins was carried out during the 1930s to early 1950s. Much of the former infrastructure has been reclaimed. A $200,000 reclamation bond is in place and it is the writer's opinion that this adequately covers the cost of reclaiming the original mill site and infrastructure. At this time there is no legal or regulatory requirement to remove or treat the tailings on the property. It is recommended that sampling of the tailings and water be carried out to determine if there acid water or contaminants draining from the tailings and mine workings. As well, sampling of water down stream from the site to determine if drainage form the tailings and waste rock is affecting the water quality of Whitewater Creek or the Tulsequah River. If there is contamination of the waters down stream from the waste dumps and tailings a mitigation plan will be required. The cost of the mitigation will depend upon the level of contamination of the water down stream.

Prior to commencing exploration on the property a Notice of Work is required to be submitted to the Mining and Minerals Department of the BC Ministry of Energy and Mines. Work can only commence once approval has been received."

Canarc Resource Corp.

Form 20-F

Location Map

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

Canarc Resource Corp.

Form 20-F

Accessibility, Climate, Locate Resources, Infrastructure and Physiography

"The New Polaris project area lies on the eastern flank of the steep, rugged, Coast Range Mountains. Relief is extreme with elevations ranging from the sea level to 2,600 metres.

Extensive recent glaciation was the dominant factor in topographic development. The Taku and Tulsequah Rivers are the most prominent topographic feature of broad valley bounded by steep mountains. Numerous tributary streams flow from valleys filled with glaciers. The majority of the glaciers are fingers branching from the extensive Muir ice cap, lying to the northwest of the Taku River. The Tulsequah glacier, which terminates in the Tulsequah valley about 16 kilometres north of the New Polaris mine site, is one of the largest glaciers in the immediate area. It forms a dam causing a large lake in a tributary valley that breaks through the ice barrier (Jakülhlaup) during the spring thaw every year, flooding the Tulsequah and Taku valleys below for three to five days.

Small aircraft provides access from Atlin or Juneau. Ocean-going barges have been used in the past to access the site when heavier equipment is required. Redcorp Ventures Ltd. (Redcorp) has applied to complete a road to their project site, across the river and to the north, which could change the infrastructure to the site. The property can be operated year round, however access would be difficult during break up and freeze up.

The climate is one of heavy rainfalls during the late summer and fall months, and comparatively heavy snowfall, interspersed with rain during the winter. The annual precipitation is approximately 1.5 metres of which 0.7 metres occurs as rainfall. The snow seldom accumulates to a depth greater than 1.5 metres on the level. Winter temperatures are not severe and rarely fall below –15ºC. Summer temperatures, in July, average 10ºC with daytime temperatures reaching the high 20's on occasion. The vegetation is typical of northern temperature rain forest, consisting primarily of fir, hemlock, spruce and cedar forest on the hillsides and aspen and alder groves in the river valley."

History

Montgomery Consultants were commissioned to conduct a Geostatistical Study of the Geological Resource for the Polaris-Taku Deposit in 1991. G.H. Giroux carried out this review and calculated a total resource of 2,225,000 tons grading 0.433 opt gold based on a geostatistical approach using a cut-off grade of 0.25 opt gold. These reserves were divided into 333,000 tons at 0.437 opt gold (probable) and 1,892,000 tons at 0.432 opt gold (possible). The estimate discounted much of the reserves around the old workings and did not include dilution and minimum mining width provisions. These estimates were based on both old and new drilling and extended the resource base down to roughly 1200 feet BSL. This estimate does not meet the definition requirements of NI 43 – 101 for a resource. The Author has not done sufficient work to classify them as current reserves or resources and is not treating them as current. This estimate, therefore, should not be relied upon.

Watts, Griffis, and McQuat were contracted to review the previous reserves in August 1992. Their review incorporated the residual reserves within the mine workings, as estimated by Beacon Hill in 1989, into their overall estimate of a total (diluted) mineral resource of 1,600,000 tons at 0.46 opt gold. Their estimations were based upon a minimum mining width of 5 feet or 15 % dilution and a cut-off grade of 0.25 opt gold. The improvement in grade stems from the inclusion of new deeper holes that extend the known mineralization to a depth of 1200 feet BSL and exclusion of lower grade material previously included in the Montgomery estimate. This estimate does not meet the definition requirements of NI 43 – 101 for a resource. The Author has not done sufficient work to classify them as current reserves or resources and is not treating them as current. This estimate, therefore, should not be relied upon.

Canarc Resource Corp.

Form 20-F

Giroux was further contracted to provide resource updates throughout 1992 and in February 1995 he re-estimate the resources for the newly drilled portions of the "C" Zone. Recent drilling has also confirmed the existence of a new "North" Zone, which, although it appears to be low grade (0. 18 opt gold) has exhibited possible significant widths in the order of 22 feet. Giroux has included estimations for this zone, which for purposes of this review have been excluded due to grade. The results of his re-estimate show that the "C" Vein discovered just prior to mine closure represents a significant new addition to the resource base. He has estimated a total of 85,700 tons grading 0.426 opt gold (probable) and 595,000 tons grading 0.425 opt gold (possible) for this zone below the 450 Level (elev. 313 ft BSL) and 1000 feet BSL.

Most of this resource lies above 800 feet BSL and within 200 feet of the existing shaft bottom. The total resources estimated by Giroux to date are summarized on Table 4.2. His estimates were in situ based on a 0.25 opt gold cut-off and did not include dilution provisions as shown below and considered to be relevant as they are based on a significant amount of data and were independently calculated.

In order to summarize the variety of estimations identified above; Godfrey Walton did the following: Beacon Hill estimation of residual reserves within and around the workings was totaled. To this total, the geostatistical resource estimation of Giroux was added after applying a general dilution factor of 25% at zero grade to Giroux's figures for the " Y " Zone and 15% at zero grade for the "AB" and "C" Zones. The in-situ resource base is presently estimated as 582,910 tons at 0.359 opt gold (Probable), and 2,614,210 tons at 0.363 opt gold (Possible) including appropriate dilution factors. The dilution factors were estimated based on vein characteristics. The "Y" veins are described as being high grade, but narrow which makes them prone to high dilution from over-break during mining as well as over mining. The "AB" veins in-situ grade, as estimated by Giroux, already contains internal dilution from a parallel dyke. To this total, Walton added overall additional dilution of 15%, which, he felt, was appropriate, as the "C" vein would not experience much dilution since it is generally thought to be fairly thick. This estimate does not meet the definition requirements of NI 43 – 101 for a resource. The Author has not done sufficient work to classify them as current reserves or resources and is not treating them as current. This estimate, therefore, should not be relied upon.

In the Author's opinion, the residual reserves in and around the workings included in the Beacon Hill estimation are unlikely to contribute significantly to any new mining operation. For the most part it is in remnants scattered amongst the old stopes and will be difficult to access and develop."

Geological Setting

"The New Polaris Mine lies on the western edge of a large body of Upper Triassic Stuhini Group volcanic rocks, which has been intruded by a Jurassic-Cretaceous granodiorite body north of the mine. Older Triassic volcanic rocks and earlier sediments underlie the Stuhini volcanic rocks. The granodiorite is part of the Coast Plutonic Complex (Figure 9-1).

The structural trend in the area is northwest-southeast, paralleling major faults and folds to the east and intrusive alignment to the west. The Triassic volcanic rocks and older sedimentary rocks have been folded and sheared with the Stuhini Group rocks being deformed into broad to isoclinal, doubly plunging symmetrical folds with large amplitudes."

"Canarc has carried out extensive mapping of the Polaris-Taku property since the early1990's. The work has been done by a number of employees and contractors and is shown in Figure 9-2. The gold deposit is hosted within an assemblage of mafic (basalt and andesite units) volcanic rocks altered to greenschist metamorphic facies. The orientation of these units is inconclusive because there are no marker beds in the sequence. It is thought that the units are steeply dipping (70º to 80º) to the north based on the orientation of the limestone/basalt interface at the southern portion of the property.

A serpentinite unit is located to the northeast, which was identified in recent (1996/97) drilling and underground mapping. This unit appears to form the eastern extent of the mineralization. The age relationship is unclear, but it is assumed that the serpentinite is a later stage feature possibly associated with tectonism in the area.

Canarc Resource Corp.

Form 20-F

The 'vein' zones are structurally controlled shear zones and are typified by silicification and carbonatization cross cutting actual quartz-carbonate veins. These zones have sharp contacts with the wall rock and form anastamosing ribbons and dilations. These zones have been deformed several times, which makes original textures difficult to determine. The zones are generally tabular in geometry forming en-echelon sheets within the more competent host lithologies.

All of the strata within the property have been subjected to compression, rotation and subsequent extension. The plunge of folds appears to be variable though generally shallow. Small-scale isoclinal folds strike north-northwesterly and plunge moderately to the north. Numerous faults are found on the property, the more significant of which are discussed later.

The possible extension of the Llewellyn fault, termed the South Llewellyn fault, continues south from the Chief Cross fault along mine grid coordinate 4400 East. Slightly north of Whitewater Creek it is offset to the west by an east-west fault, the 101 fault, to continue in a more southeast orientation of the opposite side of Whitewater Creek. This northwest-southeast orientation structure was named the Limestone Fault due to its bedding parallel attitude within a discontinuous limestone/marble horizon. It marks the southwest boundary of the "mine wedge": the wedge shaped package of rock within which all past production took place. The northern boundary of the "mine wedge" is further defined as mentioned above by the Whitewater Creek Schist Zone, a zone of schistose chlorite-amphibolite-serpentinite less than 300 feet thick. A complex network of brittle faults is also found within this zone.

Three major faults, Numbers 1 and 5, and an unnamed fault, lie within the mine wedge. The No.1 and No.5 faults strike northwest-southeast, dipping approximately 45º to the northeast, and are sub-parallel to the unnamed fault, which dips steeply to the southwest. The No.1 fault has reverse displacement of up to 100 feet while the displacement of the No.5 fault is poorly defined. The southwest dipping, unnamed fault showed no displacement, as it apparently parallels the A-B vein system. The mined out areas indicate the wedge shape, the predominant orientations and continuity of the zones, and the overall plunge of the system to the southeast. An early interpretation of the structure showed that various veins appear to meet and form "junction arcs" where both thickness and grade improve.

Deposit Types

The New Polaris deposit is classified as a mesothermal lode-gold deposit Hodgson, (1993).

"In general, it is quartz-vein-related, with associated carbonatized wall rocks. The deposits are characterized by a high gold/silver ratio, great vertical continuity with little vertical zonation, and a broadly syn-tectonic time of emplacement. They are commonly associated with pyrite, arsenopyrite, tourmaline and molybdenite. Mineralization may occur in any rock type and ranges in form from veins, to veinlet systems, to disseminated replacement zones. Most mineralized zones are hosted by and always related to steeply dipping reverse- or oblique-slip brittle-fracture to ductile-shear zones."

"The exploration target on the New Polaris project is orogenic lode gold deposits also known as Mesothermal vein deposits. Numerous examples of this type of deposit are known through out the work including the Cambell Red Lake deposits in Ontario and the Bralorne deposit in British Columbia. Past exploration studies have demonstrated that the New Polaris vein systems have all of the attributes of the orogenic vein gold deposit including, but not limited to association with major structural break, quartz-carbonate vein association, low-sulphide assemblage of pyrite and arsenopyrite, chloritic and sericitically altered wall rocks and persistent gold mineralization over a vertical distance of nearly 1 km."

The deposit type and model is considered appropriate for a Mesothermal lode-gold deposit.

Canarc Resource Corp.

Form 20-F

Mineralization

"Mineralization of the New Polaris deposit bears strong similarities to many Archean lode gold deposits such as the arsenical gold camp of Red Lake, Ontario where the gold- bearing arsenopyrite is disseminated in the altered rock and in quartz-carbonate stringers.

The vein mineralization consists of arsenopyrite, pyrite, stibnite and gold in a gangue of quartz and carbonates. The sulphide content is up to 10% with arsenopyrite the most abundant and pyrite the next important. Stibnite is fairly abundant in some specimens but overall comprises less then one-tenth of 1% of the vein matter. Alteration minerals include fuchsite, silica, pyrite, sericite, carbonate and albite.

In general, the zones of mineralization ranging from 15 to 250 metres in length with widths up to 14 metres appear to have been deposited only on the larger and stronger shears. Their walls pinch and swell showing considerable irregularity both vertically and horizontally. Gold values in the veins have remarkable continuity and uniformity, and are usually directly associated with the amount of arsenopyrite present. The prominent strike directions are north-south and northwest-southeast, which is interpreted to be within a major shear zone. Up to 80% of the mine production was from "structural knots" or what is now known as "C" zones. In detail the "C" zones are arcuate structures. Figure 11-1 shows a 3D view of the "C" vein system.

The vein mineralization has well marked contacts with the wall rock. The transition from mineralized to nonmineralized rock occurs over a few centimeters. The mineralization consists of at least 3 stages of quartz veining. The initial stage of quartz-ankerite introduced into the structure was accompanied by a pervasive hydrothermal alteration of the immediately surrounding wall rock. Arsenopyrite, pyrite and lesser stibnite were deposited with the alteration. Later stages of quartz-ankerite veining are barren and have the effect of diluting the gold grades in the structure. The sulphide minerals are very fine- grained and disseminated in both the wall rock and early quartz and ankerite veins. Free gold is extremely rare and to the end of 2005 had not been recognized in core samples. The majority of the gold occurs in arsenopyrite and to a lesser extent in pyrite and stibnite. Because there is no visible gold and the host sulphides are very fine-grained and disseminated there is little nugget effect and gold values even over short intervals rarely exceed 1 opt."

Mineralization was observed by Morris during the site visit both in drill core and underground. The description of the mineralization appears applicable to the New Polaris project.

[End of Extract]

The economic analysis contained in the PEA is considered preliminary in nature and there is no certainty that the preliminary economic assessment will be realized. No inferred mineral resources form part of the PEA economic evaluation and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Mineral Resource (as presented above) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

In April 2011, Canarc completed a preliminary economic assessment of the New Polaris property. The report which is dated April 10, 2011 is titled "New Polaris Project - Preliminary Assessment Update". J.H.Gray, P.Eng., R.J. Morris, M.Sc., P.Geo. and G.H. Giroux, MASc., P. Eng. were the Qualified Persons for that Report. The Qualified Person ("QP") pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Efforts had commenced on the application for an underground development and exploration program at the New Polaris project in 2011 which was halted in February 2012, due to the lack of financial resources.

Canarc Resource Corp.

Form 20-F

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

Canarc received the CAD$500,000 for Stage One in 2015. As at December 31, 2015, funds of US$69,000 remain for Stage One expenditures as specified pursuant to the agreement between Canarc and PanTerra.

In August 2015, PanTerra informed Canarc that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on Canarc's New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing and PanTerra requested a 12 month extension of the Earn-In Agreement. PanTerra declared a force majeure event under the terms of the Earn-In Agreement. Canarc does not agree with PanTerra's position. Canarc and PanTerra continue to be in communication regarding this matter, and an extension or a resolution has not yet been negotiated.

Canarc Resource Corp.

Form 20-F

El Compas Project, Zacatecas, Mexico

On October 8, 2015, Canarc and Marlin Gold entered into a Share Purchase Agreement, whereby Canarc acquired 100% of the shares of Oro Silver, which indirectly owns 100% of the El Compas gold-silver project located in Zacatecas, Mexico, in exchange for 19 million common shares of Canarc. Canarc's acquisition of Oro Silver closed on October 30, 2015. The terms of the agreement include the following:

•	On each of the first three anniversaries of the closing date of the agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by Canarc to Marlin Gold or to any of its subsidiaries;

•

Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

•

Marlin Gold invested CAD$100,000 in Canarc's private placement of 1.67 million units at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018; and

•	Marlin Gold nominated one person, namely, Mr. Akiba Leisman, to Canarc's board of directors.

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of Canarc by virtue of having more than 10% (ie. 10.79%) interest in Canarc as at the closing date of October 30, 2015.

The El Compas property is a fully permitted gold silver project located in Zacatecas, Mexico, and is comprised of 24 concessions totaling 3,900 hectares.

Canarc Resource Corp.

Form 20-F

In January 2016, Canarc signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement include the following:

•	Lease term is 5 years with the right to extend for another 5 years;

•	Canarc assumed responsibility for the plant as of January 29, 2016;

•	Plant will be exclusively operated by Canarc's Mexican subsidiary, Minera Oro Silver;

•	Canarc will pay a monthly lease payment of MXP 136,000;

•	Grace period of 6 months to allow time for plant refurbishing;

•	Power and water are available for plant operations;

•	Plant capacity is 500 tonnes per day with the possibility to expand;

•	Permitted tailings facilities has a current capacity for approximately 1 million tonnes;

•	Certain plant refurbishment costs will be reimbursed to Canarc by lease payment offsets; and

•	Canarc will reserve up to 100 tonnes per day for toll mining of ore produced by local small miners.

Canarc Resource Corp.

Form 20-F

In March 2016, Canarc entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period.

The El Compas property consists of 24, semi-contiguous mineral concessions covering approximately 3,943 Ha. All concessions are held by Minero Oro Silver. Table of the mineral concessions is set out below:

Canarc Resource Corp.

Form 20-F

All minerals found in Mexico are the property of Mexico and may be exploited by private entities under concessions granted by the Mexican government. The process was defined under the Mexican Mining Law of 1992 and excludes petroleum and nuclear resources from consideration. The Mining Law also requires that non-Mexican entities must either establish a Mexican corporation, or partner with a Mexican entity.

Under current Mexican mining law, amended April 29, 2005, the Director General of Mines ("DGM") grants mineral concessions for a period of 50 year terms with maintenance obligations. There is no distinction between mineral exploration and exploitation concessions. As part of the requirements to maintain a concession in good standing, bi-annual fees must be paid, and a report must be submitted to the DGM each May. This report covers work conducted over the previous year on the concession.

The semi-annual fee is calculated on a per-hectare basis. For concessions granted prior to January 2006, the fee is updated based on the amount of time that has passed since granting of the concession and the Mexican Consumer Price Index. For concessions granted after January 2006, a per-hectare escalating fee applies. Many of the concessions that comprise the El Compas property, including the El Compas concession, were granted prior to January 2006.

There are two royalties on the El Compas project properties. The Altiplano group of concessions include La Virgen 2, La Casi Virgen 3 Fracc A, La Casi Virgen 3 Fracc B, La Casi Virgen 6, Don Luis del Oro and Don Luis del Oro. These concessions have a three percent NSR royalty on them payable to the previous owners including Exploraciones del Altiplano. The remaining concessions have 1.5 % NSR royalty payable to Marlin Gold. This includes the El Compas and El Orito concessions on which the present Mineral Resource estimate and PEA is located on.

The El Compas project is located in Zacatecas state, Mexico. It is located on the southern outskirts of Zacatecas city, Mexico. The property is centred about UTM coordinates 747,200E, and 2,515,500N, (WGS84 Zone 13 North) at a mean elevation of about 2,430 metres. Its location map is as follows:

In October 2015, Canarc commissioned Mining Plus Canada Consulting Ltd. ("Mining Plus") to complete a NI 43-101 resource report and preliminary economic assessment for the El Compas project to determine the project's potential viability, which was completed in January 2016. Their technical report entitled "NI 43-101 Technical Report for the El Compas Project" (the "El Compas Technical Report") was authored by J Collins PGeo, N Schunke PEng, S Butler PGeo, L Bascome MAIG and F Wright PEng, who are independent Qualified Person as defined by NI 43-101, dated January 19, 2016, and was prepared in compliance with NI 43-101. The information in the following section has been derived from and is based on the assumptions, qualifications and procedures set out in the El Compas Technical Report.

Canarc Resource Corp.

Form 20-F

The following extract is selected from certain sections of the executive summary from the El Compas Technical Report, the full copy of which is available online atwww.sedar.com as filed on February 5, 2016. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the El Compas Technical Report.

Extract of Selected Sections of the Summary from the El Compas Technical Report

Property Description and Location

The El Compas property is 3,943 hectares in size and covers approximately 2.4km of strike length over the El Compas vein system and 1.2km of strike length over the El Orito vein system. The 24 mineral concessions are located on the southern outskirts of Zacatecas city, Zacatecas, Mexico. The concessions are 100% owned by Oro Silver, now a subsidiary of Canarc. The La Plata processing facility is located north of Zacatecas city and owned by the state government of Zacatecas with a Letter of Intent to lease it to Oro Silver.

There is a surface access contract in place between Oro Silver and Maricela Bañuelos Arellano for a 53 hectare plot covering some of the key ground at El Compas, specifically on the Don Luis del Oro and La Virgen concessions with a small block kept out of the agreement for a surface quarry. The term of the surface access contract expires in 2024 and is adequate for surface facilities and underground portal access.

The quarry which is on the south side of the project continues to operate regularly and trucks are used to transport supplies to and from this project through the nearby suburb.

Oro Silver has acquired also 12 hectares of land for installation of the surface support facilities required for the construction and operation of the project.

The El Compas and El Orito Mineral Resources are located near the centre of the property, entirely within the El Compas, El Orito and Don Luis Del Oro concessions. There is a surface access agreement for part of the project to allow development of the mine portal and required surface support.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

El Compas is accessed by an all-weather gravel road, one kilometre from the paved roads in the southern part of the city of Zacatecas. Land use in the area is open range cattle ranching, building stone quarries and some recently constructed nearby housing. Zacatecas city is the second largest city in the state after Fresnillo with a population of 138,000 (2005, http: //www.en.wikipedia.org/wiki/Zacatecas). Highways 45 and 49 connect the city to other major centres in Mexico by road, and an international airport (at 2,140 metres elevation) connects Zacatecas with Mexico City and the U.S. by daily flights. The Central Mexican railroad connects Zacatecas to Mexico City and the USA at Juarez as well as international ports. The El Compas property is generally gently rolling to flat, just outside the city, and all parts are accessible. The La Plata processing facility is located on the northern side of Zacatecas and connected via the road network of Zacatecas to the El Compas project site. Roads are well maintained gravel for the final few kilometres to the mine and processing facility sites from Zacatecas.

The climate and vegetation in Zacatecas is typical of the high altitude physiographic region known as the Mesa Central, with a summer rainy season from May to September averaging 15.6°C, and dry winters from December to February, with an average temperature of 10°C. Total annual precipitation is about 430 millimetres, and the average annual temperature is about 13.4°C (http://www.zacatecas.climatemps.com/). The elevation of the city of Zacatecas in the project area lies at about 2,430 metres.

Canarc Resource Corp.

Form 20-F

Work can continue year round in the Zacatecas region.

Zacatecas the state capital along with the adjoining City of Guadalupe, are modern and fully serviced cities. Electrical power, water, sewage treatment and telecommunications are available on or near to the property. Many local resources, such as experienced labour, operational services, petroleum products, equipment and materials are available in the city.

The region can provide a wide range of manpower skilled in all aspects of mining, processing and administration.

There is access to power via power line and transformer installations at the existing mine access area. The line capacity allows for 480V usage with conversion to 120V. This power supply is currently available for basic dewatering of the underground workings and will also be required for ventilation.

The processing plant with a tailings facility is existing, permitted, road accessible and located near the mine on the other side of Zacatecas from the El Compas mine site. There is grid electricity at the processing facility. The processing facility has an agreement with Minera Capstone to provide water for processing. The existing road network around Zacatecas will be used for moving material from the mine to the processing facility and supplying both the mine and processing facility with material and staff access.

Other infrastructure includes:

•	Office buildings
•	Fuel supply
•	Explosives magazine
•	Ventilation fans and controls
•	Electrical distribution
•	Air compressors
•	Dewatering pumps
•	Refuge chambers
•	Escapeway system
•	Mobile equipment

Canarc Resource Corp.

Form 20-F

The physiography of the region is dominated by basin-and-range type topography, with broad north-north-east trending valleys separated by narrow mountain ranges. Zacatecas city, and the property, occurs in the Sierras de Zacatecas. The Graben de Calera lies to the west of the property. Topographic relief on the property is low, gentle and vegetation is dominantly cactus, maguey, sage and grass.

Mexico is the largest silver producer in the world, due significantly to production from Zacatecas state, at Fresnillo and Somberete. Zacatecas city was founded in 1546, after the discovery of silver vein systems by Juan de Tolosa. The first record of mine development in the El Orito district was in 1570 with intermittent development up to the Mexican Revolution in 1910. Modern exploration work is from the mid 1990's until 2011 and includes multiple diamond drilling campaigns. From 2002 to 2006, Contracuna mined approximately 55,000 tonnes of ore from El Compas and processed it at a processing facility north of Zacatecas.

History

The modern history of exploration at El Compas has references to work by Boliden before 2005 but no specific date. Minera Hochschild de Mexico S.A. de C.V. (MHM) completed work in 2005 that included surface mapping, chip sampling and almost 6,000 metres of diamond drilling. Oro Silver started working at El Compas in the fall of 2006. Oro Silver completed multiple drill programs to evaluate the El Compas property. Work also included a survey and chip sampling of the underground workings and ASTER satellite imagery analysis. Three programs of diamond drilling with some reverse circulation drilling were completed by Oro Silver between 2007 and 2011, for a total of 17,686m of drilling.

Deposit Type

Low sulfidation style epithermal veins occur in the El Orito Zone at El Compas and are unique in the Zacatecas district. They are gold-rich, silver-poor (Ag/Au of about 6.7:1 to 20:1), with very low total sulfide and base metal content. Epithermal veins with a low sulfidation style occur in both the andesite and phyllite of the Chilitos Formation, and overlying felsic volcanic rocks of the La Virgen Formation.

Sample Preparation, Analysis and Security

The sample preparation procedures for chip and drill core sampling are consistent with industry standards and adequate for a study of this detail.

Environmental Studies, Permitting and Social or Community Impacts

Oro Silver has obtained Environmental permits from the Mexican government for the development of an underground mine at El Compas and the construction of a 750 tpd leach plant and tailings facility at the El Compas property and has acquired 12 hectares of land on which to construct these facilities. Canarc has signed a Letter of Intent with the Zacatecas government for rental of the idle 500 tpd La Plata processing facility that is located on the northern outskirts of Zacatecas for processing the El Compas potentially economic material. The government processing facility is a fully permitted processing plant and tailings facility as a 500 tpd crushing, grinding and flotation operation and will need to be modified to add a gravity concentrator, a concentrate leaching circuit and a cyanide destruction circuit.

The new El Compas portal is located on the southern outskirts of Zacatecas, approximately 0.7 kilometres from existing residences. However, the closest underground workings to existing residences is approximately 125m (lateral offset between the northern most El Orito upper level and the nearest residence). To minimise impacts of mining operations on the community, the portal and operations area chosen are facing away from the city and are inside an existing rock quarry. Other than the 12 hectares which Canarc owns, the surface rights to other areas of the claims are held by a number of different local families with whom Minera Oro Silver has signed access agreements in place.

The area around Zacatecas has many historic mining properties and operating mines from pre-colonial days and onward with an abundance of mine workings.

Canarc Resource Corp.

Form 20-F

Mineralization and Mineral Resources

The El Compas Mineral Resource has been reported by mineralised vein system, above defined gold cut-off grades and by resource category, which is presented in the table below. The Resource has been depleted for historic mining and therefore is considered in-situ.

Table 1-2 El Compas Mineral Resource Inventory

Mineral Resource Estimate for the El Compas Deposit January 14, 2016
Vein	Cut off Au g/t	Tonnes	Au g/t	Ag g/t	Au Oz	Ag Oz
		Indicated
El Compas	2.0	507,000	6.7	66.7	110,000	1,087,000
El Orito	2.0	45,000	4.3	60.5	6,000	88,000
Total		552,000	6.5	66.2	116,000	1,175,000
		Inferred
El Compas	2.0	129,000	3.4	58.0	14,000	240,000
El Orito	2.0	292,000	4.5	60.8	42,000	571,000
Total		421,000	4.2	59.9	57,000	812,000

Notes:

1.	Mineral Resources estimated as of January 14, 2016.
2.	CIM Definition Standards were followed for the Mineral Resource estimates.
3.	Mineral Resources are estimated using Vulcan software, and have been reported at a 2.0 g/t Au cut-off grade.
4.	For the purpose of Resource estimation, assays were capped at 75.0 g/t for Au and 700.0 g/t for Ag.
5.	A bulk density of 2.6 tonnes/m3 has been applied for volume to tonnes conversion.
6.	Resource categories have been applied to the estimation on the basis of drill-hole density, number of available composites, estimation pass and confidence in the estimation.
7.	A small amount of the Resource has been mined at the top of the El Compas vein and this material has been removed from the Resource.

[End of extract]

The economic analysis contained in the PEA is considered preliminary in nature and there is no certainty that the preliminary economic assessment will be realized. No inferred mineral resources form part of the PEA economic evaluation and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Mineral Resource (as presented above) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Canarc Resource Corp.

Form 20-F

Other Mineral Projects

The following projects are considered not material by the Registrant do not have any Guide 7 compliant mineral reserves, and are not compliant with NI 43-101 unless otherwise stated. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

Tay-LP Property, Yukon, Canada

On August 24, 2009, Canarc entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, "Ross River") to acquire up to a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period, which can occur in two stages. In the first stage, Canarc could have earned a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period. In the second stage, Canarc could have earned an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at Canarc's discretion and spending CAD$600,000 on exploration by the third year. If Canarc did not proceed with the second stage, then a joint venture would have been formed. Canarc was to pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement was subject to net smelter returns ("NSR") totalling 3% which could be reduced to 1.5% by payments totalling $1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property was put into commercial production, Canarc was to pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of Canarc and which was to be deducted from NSR obligations. The NSR of 3% was subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but could have been reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

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

In late March 2010, Canarc entered into a property option agreement with Cap-Ex Ventures Ltd. ("Cap-Ex") whereby Cap-Ex can acquire 50% of Canarc's interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares of which 100,000 common shares have been received, incurring exploration expenditures of CAD$675,000, and maintaining Canarc's underlying option agreement in good standing until October 2011. Cap-Ex terminated the property option agreement with Canarc in March 2011.

Canarc Resource Corp.

Form 20-F

Canarc completed a Phase 1 exploration program for 10 holes including 2,000 m of diamond drilling in the third and fourth quarters of 2009. The objective of the program was to extend known mineralization along strike and down-dip of existing gold intercepts in three principle target areas.

David St. C. Dunn, P.Geo., and James Moors, P.Geo, who was Vice President Exploration of the Registrant at that time, were the Qualified Persons for the purposes of the technical disclosure on the Tay-LP property as set out in the Technical Report titled "2009 Diamond Drilling Program on the Tay-LP Property" dated March 30, 2010, prepared by David St. C. Dunn, P.Geo., and James G. Moors, PGeo (BC), who was Vice-President, Exploration, of the Registrant at that time (the "Tay-LP Technical Report").

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

Canarc Resource Corp.

Form 20-F

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

The region surrounding the property is underlain by variably metamorphosed, folded and faulted Paleozoic miogeoclinal rocks of the Pelly-Cassiar Platform. They range in age from Late Proterozoic to Triassic and include miogeoclinal clastic, carbonate and volcanic rocks. They are considered North American in origin and were deformed during Mesozoic arc -continent collision. These rocks have been intruded by mid-Cretaceous intrusions of intermediate composition.

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

Windfall Hills properties, British Columbia, Canada

In April 2011, Canarc entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, Canarc entered into a property option agreement with Atna Resources Ltd. ("Atna") whereby Canarc can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, Canarc amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. In April 2013, Canarc entered into a property purchase agreement with Atna whereby Canarc acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2011, Canarc entered into a property option agreement with a vendor whereby Canarc can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, Canarc amended the property option agreement in which the option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, Canarc entered into a property purchase agreement whereby Canarc acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

Canarc completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry.

In June 2014, Canarc received government permit for the drilling program which was mobilized in July 2014 and was financed by a flow-through financing of CAD$400,000 which closed in July 2014. Funds of CAD$386,000 were expended for flow through purposes is 2014 and 2015. Canarc completed 3 holes and 1,149 metres of drilling that intersected an alteration zone anomalous in gold-silver. The Company is evaluating the possibility of additional geochemical and geophysical surveys in 2016 in order to better target the mineralized zone, subject to financing.

Canarc Resource Corp.

Form 20-F

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2015, 2014 and 2013 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

The Registrant's consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

This discussion contains "forward-looking statements" that are subject to risk factors set out under the heading "Item 3. Key Information – D. Risk Factors". See "Cautionary Note Regarding Forward-Looking Statements" above.

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

Fiscal Year 2015– Year ended December 31, 2015 compared with December 31, 2014

Canarc incurred a net loss of $932,000 for the year ended December 31, 2015 which is lower than the net loss of $1.8 million for fiscal 2014, with commensurately lower operating expenses in the current period. Net losses were impacted by different functional expense items.

Canarc Resource Corp.

Form 20-F

Canarc has no sources of operating revenues. Operating losses continue to be incurred for ongoing activities of Canarc in acquiring, developing and advancing the El Compas project, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mining projects of merit.

Corporate development expenses were substantially lower in the current fiscal year than in the prior fiscal year. In the first and second quarters of fiscal 2015, efforts were focused on the viability of the Albion process for Canarc's New Polaris project. Then in the remaining quarters of fiscal 2015, Canarc focused its due diligence on the El Compas project in Mexico which culminated in the Share Purchase Agreement with Marlin Gold in October 2015. Corporate development expenses were higher in the comparable period in fiscal 2014, and were focused on the La Cieneguita mine properties in Mexico and the Santa Fe mine/mill project in New Mexico; the latter project has a mine and mill which necessitated more technical due diligence resulting in higher expenses in the third quarter of fiscal 2014.

Remuneration for employees was lower in the current year relative to the prior year. Employee remuneration directly related to mineral exploration projects was allocated to those specific projects rather than to operations, in which Canarc had active exploration programs for its New Polaris project in the current period in terms of assessing the Albion process, arranging concentrates from prior drill core samples and initiating environmental baseline data collection for environmental permitting, and such expenses were also allocated to property investigation and project generation efforts as warranted. In the latter half of 2015, Canarc focused on its due diligence on the El Compas project including its mineral resource estimate and economic assessment. In the fourth quarter of 2015, Canarc accrued a severance settlement with a former senior officer and a bonus payable to another senior officer. In the first quarter of 2014, severance settlements for two senior officers contributed to higher employee remuneration along with no active exploration programs to Canarc's projects at that time.

General and administrative expenses were lower for 2015 than for 2014. The principle factor was legal services rendered in 2014 to Canarc in relation to the letter of intent for the La Cieneguita mine project, TSX delisting review, appointment of a new officer, severance settlements with two officers, and corporate finance issues relating to its working capital. In 2015, legal services were for assistance to Canarc's continuous disclosure obligations. Office and sundry and rent reflect the ongoing expenditures for ancillary office support facilities which are lower as Canarc reduced its personnel. Regulatory fees were lower in the current period as Canarc was less active in its corporate finance activities and expiry of the shareholders rights plan in April 2015 and reduced legal fees for its AGM. Relative to prior periods in 2015, general and administrative expenses would increase nominally subsequent to the acquisition of Oro Silver in October 2015 for care and maintenance support for the El Compas project in Mexico.

Shareholder activities continued from commitments from the first half of 2014 with no new shareholder initiatives being implemented in the first half of 2015. In the fourth quarter of fiscal 2015, shareholder communications and marketing programs were initiated to create market awareness of Canarc's due diligence and acquisition of the El Compas project and its progress in advancing and developing the project. Canarc had initiated and completed a new resource estimate and preliminary economic assessment of the El Compas project, signed a lease agreement for the La Plata processing plant with the Zacatecas government, and entered into an indicative term sheet with a resource fund for debt financing of up to $10 million as a gold prepaid facility in 2016. Shareholder relations activities were heightened in early 2014 for shareholder communications and marketing services principally in Europe to attract a greater breadth of investor base, to promote new interest in Canarc's mineral properties, and to create greater awareness of its letter of intent with Pan American for the La Cieneguita mine project at that time. Such activities provided the catalyst for Canarc to close equity financings of CAD$3.26 million with a geographically diverse group of overseas shareholders in 2014 and CAD$790,000 in 2015 and CAD$2.04 million in March 2016.

Canarc Resource Corp.

Form 20-F

Share-based payments were higher in the fourth quarter of fiscal 2015 but remain comparatively lower in fiscal 2015 than in the prior fiscal year. At the beginning of fiscal 2015, Canarc had 4.9 million stock options which were subject to vesting provisions as opposed to 2.5 million unvested stock options at the beginning of fiscal 2014 which resulted in a comparatively higher expense in the first two quarters of 2015. In May 2015, certain directors and officers of Canarc cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates from September 2015 to June 2017. The retirement of a director in June 2015 resulted in forfeitures. Then in December 2015, Canarc granted 5,950,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of December 8, 2020, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter, which contributed to a higher expense in the fourth quarter. The forfeitures of stock options in January 2014 and April 2014 due to the retirement of two senior officers reduced share-based payments. In July 2014, Canarc granted 4,050,000 stock options with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which were subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter, which contributed to the higher expense in the third quarter of fiscal 2014. Also the 105,000 stock options which were granted in June 2012 with an exercise price of CAD$0.145 and an expiry date of June 18, 2017 which will only vest when Canarc consummates a major transaction or at the discretion of its Board of Directors have vested in December 2015.

Interest income is realized from Canarc's premium investment savings account which is cashable at any time.

Canarc recognized a flow-through financing cost of $4,000 from the tax impact for using the look-back rule in 2015 for the flow-through financing of CAD$400,000 in 2014 and for the tax indemnification for the short fall in the flow-through expenditures thereto.

In September 2015, the shares for debt settlements with certain directors included forgiveness of directors fees owed, resulting in a gain on debt settlement of $54,000.

The gain in derivative liability is attributable to the fluctuation in the spot prices for gold for the 55 gold ounces per year which are payable by Canarc to Marlin Gold over 3 years for the acquisition of the El Compas project for total of 165 payable gold ounces (or in U.S. dollar equivalents).

Interest expense in 2014 was attributable to the demand loans. Canarc repaid all principal and interest in full settlement of outstanding demand loans in January 2014. Canarc has no outstanding demand loans in 2015.

Foreign exchange gain or loss reflects the transactional impact in the foreign exchange fluctuations of the US$ relative to the CAD$, and not attributable to translation effects, as Canarc's functional currency is the CAD$ and its reporting or presentation currency is the US$.

The write-offs of promissory notes receivable of $275,000 in 2014 were for promissory notes and loans advanced and owed to Canarc in 2014 which were determined to be uncollectible.

Canarc Resource Corp.

Form 20-F

As at December 31, 2015, Canarc had mineral property interests which were comprised of the following:

	British Columbia (Canada)		Mexico
($000s)	New Polaris	Windfall Hills	El Compas	Total

Acquisition Costs:

Balance, December 31, 2013	$3,892	$408	$-	$4,300
Additions	-	27	-	27
Foreign currency translation adjustment	(16)	(34)	-	(50)
Balance, December 31, 2014	3,876	401	-	4,277
Acquisition of Oro Silver	-	-	1,120	1,120
Additions	-	3	-	3
Foreign currency translation adjustment	(25)	(65)	6	(84)
Balance, December 31, 2015	$3,851	$339	$1,126	$5,316

Deferred Exploration Expenditures:

Balance, December 31, 2013	$7,938	$92	$-	$8,030
Additions, net of recoveries	23	352	-	375
Foreign currency translation adjustment	(871)	(7)	-	(878)
Balance, December 31, 2014	7,090	437	-	7,527
Additions, net of recoveries	23	(11)	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	(1,627)
Balance, December 31, 2015	$5,556	$356	$183	$6,095

Mineral property interests:
Balance, December 31, 2014	$10,966	$838	$-	$11,804
Balance, December 31, 2015	9,407	695	1,309	11,411

Canarc Resource Corp.

Form 20-F

Fiscal Year 2014– Year ended December 31, 2014 compared with December 31, 2013

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

Corporate development expenses were lower in the first quarter of 2014 than the same quarter in 2013, but were higher in the remaining quarters of 2014. In the second quarter of fiscal 2014, Canarc conducted due diligence work on the main asset of Pan American which was its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico. This resulted in the signing of a letter of intent in February 2014 which anticipated that Canarc would acquire all of the outstanding common shares of Pan American, but was terminated in May 2014 due to results from Canarc's due diligence. In the second quarter, Canarc focused its efforts on Santa Fe and its gold-silver mine and mill and the organic growth potential in the district which culminated in the execution of the Share Exchange Agreement in July 2014 whereby Canarc would issue 33 million common shares to Santa Fe and Santa Fe would issue 66 million common shares to Canarc; effectively Canarc would have a 34% interest in Santa Fe and Santa Fe would have a 17% interest in Canarc. In October 2014, the conditions precedent set forth in the Share Exchange Agreement was not satisfied and the agreement terminated on its own terms. Corporate development activities in the fourth quarter of fiscal 2014 focused on evaluating an alternative metallurgical process which resulted in the Pre-Development and Earn-In Binding Agreement with PanTerra in February 2015 to advance Canarc's New Polaris project. Major expenses incurred for corporate development include: legal fees for drafting and finalizing agreements, corporate and securities due diligence and property title opinions; geological and metallurgical assessments; salary allocations; and travel expenses for Mexico and the USA. In early 2013, Canarc was involved in a strategic mine acquisition partnership which intensified Canarc's efforts to identify acquisition opportunities which were to be debt financed but such arrangement ceased in March 2013. Corporate development expenses were negligible for the remaining quarters of 2013.

Remuneration for employees was higher in the current period relative to the prior period in 2013. The employment of a full time senior officer along with severance settlements for two other senior officers contributed to higher employee remuneration. Such employment contributed to Canarc's ability to close three private placements totalling CAD$3.26 million, letter of intent with Pan American which was subsequently terminated, share exchange agreement with Santa Fe which was subsequently terminated, and the pre-development and earn-in agreement in February 2015. Salary allocations during the term of the share exchange agreement prior to its termination resulted in lower salaries incurred for general administration in the third quarter of fiscal 2014 in comparison to prior comparative quarters of 2014 and 2013; these expenses have been accordingly allocated to corporate development efforts.

General and administrative expenses were higher in 2014 than in 2013. The principle factor was legal services rendered to Canarc in relation to TSX delisting review, advisory services rendered to the Board on compensation matters, appointment of a new senior officer, severance settlements with two other senior officers, and corporate finance issues relating to its working capital. In 2013, legal services were mainly for the strategic mine acquisition partnership which was terminated in March 2013. Office and sundry and rent reflect the ongoing expenditures for ancillary office support facilities in which the former was higher in the current period due to increased level of corporate activity related to project due diligence, equity financings and exploration program for the Windfall Hills project. Regulatory fees were higher for the current fiscal year from the proposed shares-for-debt settlement for directors' fees payable which required shareholder approval at Canarc's annual general meeting held in June 2014 which resolution did not pass. In 2013, Canarc had reduced discretionary expenses due to limited cash resources.

Canarc Resource Corp.

Form 20-F

Shareholder relations activities were heightened in 2014 than in 2013 for shareholder communications and marketing services principally in Europe to attract a greater breadth of investor base, to promote new interest in Canarc's mineral properties, and to create greater awareness of its letter of intent with Pan American for the La Cieneguita mine project at that time. Such activities provided the catalyst for Canarc to close equity financings of CAD$3.26 million with a geographically diverse group of overseas shareholders. Shareholder activities continued from commitments from prior quarters with no new shareholder activities being implemented in the remaining quarters of fiscal 2014 as the primary focus was the Share Exchange Agreement with Santa Fe and arranging financing for Santa Fe, which agreement was terminated in October 2014.

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

Interest income is realized from Canarc's premium investment savings account which is cashable at any time and for the accrued interest for the $40,000 loan owed by Pan American and the $200,000 promissory note and a further loan of $20,000 owed by Santa Fe in which such demand loans were written off due to impairment issues as collectability was doubtful. In 2015, demand notices for repayment have been submitted by Canarc to Santa Fe, as Canarc maintains its legal rights relative to the promissory note loan.

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

Canarc Resource Corp.

Form 20-F

As at December 31, 2014, Canarc had mineral property interests which are comprised of the following:

	British Columbia (Canada)		Yukon (Canada)
($000s)	New Polaris	Windfall Hills	Tay-LP	Total

Acquisition Costs:

Balance, December 31, 2012	$3,905	$210	$174	$4,289
Additions	-	212	-	212
Foreign currency translation adjustment	(13)	(14)	(11)	(38)
Write-off	-	-	(163)	(163)
Balance, December 31, 2013	3,892	408	-	4,300
Additions	-	27	-	27
Foreign currency translation adjustment	(16)	(34)	-	(50)
Balance, December 31, 2014	$3,876	$401	$-	$4,277

Deferred Exploration Expenditures:

Balance, December 31, 2012	$8,643	$117	$495	$9,255
Additions	17	(18)	10	9
Foreign currency translation adjustment	(722)	(7)	(32)	(761)
Write-off	-	-	(473)	(473)
Balance, December 31, 2013	7,938	92	-	8,030
Additions, net of recoveries	23	352	-	375
Foreign currency translation adjustment	(871)	(7)	-	(878)
Balance, December 31, 2014	$7,090	$437	$-	$7,527

Mineral property interests:
Balance, December 31, 2013	$11,830	$500	$-	$12,330
Balance, December 31, 2014	10,966	838	-	11,804

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

Critical Accounting Policies

For the Registrant's exploration activities, there is no product, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral property interests and the Registrant's future financial success are dependent upon the extent to which it can discover mineralization and the economic viability of advancing such mineral property interests beyond the exploration stage. Such activities may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Registrant's control. The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant's control such as the market value of the metals.

As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Registrant's mineral reserves, the estimation of such reserves is significant to the Registrant's position and results of operations. As of the date of this annual report, the Registrant has not established any reserves on its mineral property interests.

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property interest from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a mineral property interest being carried out by the Registrant or its partners or when a property interest is abandoned or when the capitalized costs are not considered to be economically recoverable, the related mineral property costs are written down to the amount recoverable. The amounts for mineral property interests as shown in the Registrant's consolidated financial statements represent costs incurred to date, less write-downs and any recoveries, and are not intended to reflect present or future values.

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

The following table contains selected financial information of Canarc's liquidity:

	December 31,
($000s)	2015	2014

Cash	$354	$675
Working capital (deficiency)	(574)	(156)

Canarc has no sources of operating revenues, and ongoing operating expenses continue to reduce its cash resources and working capital. Operating losses continued to be incurred for ongoing activities of Canarc in seeking an appropriate joint venture partner for the New Polaris property, in advancing the El Compas project, and in pursuing new projects of merit.

On January 31, 2014, Canarc closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000 with each unit was comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016. Finder's fees of CAD$22,500 were paid for the private placement.

In March and April 2014, Canarc closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, Canarc closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders' fees. On April 3, 2014, Canarc closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders' fees. The finders' fee warrants have the same terms as the underlying warrants in the unit private placement.

On July 9, 2014, Canarc closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000 with each unit comprised of one flow-through common share and one-half of a whole common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. Funds of CAD$386,000 were expended for flow-through purposes in 2014 and 2015.

Canarc Resource Corp.

Form 20-F

In October 2014, Canarc received 358,000 shares from Aztec Metals Corp., a company sharing certain common directors, ("Aztec") in settlement of debt owed to Canarc which Canarc had written off in 2013.

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement with PanTerra. PanTerra has a 30-month option to earn a 50% interest in Canarc's New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In August 2015, PanTerra informed Canarc that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on Canarc's New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing and PanTerra requested a 12 month extension of the Earn-In Agreement. PanTerra declared a force majeure event under the terms of the Earn-In Agreement. Canarc does not agree with PanTerra's position. Canarc and PanTerra continue to be in communication regarding this matter, and an extension or a resolution has not yet been negotiated. Items 4.A and 4.D provide further details.

In May 2015, certain directors and officers of Canarc cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates from September 2015 to June 2017.

In August 2015, Canarc extended the expiry period of a total of 18.6 million warrants by a period of 18 months which were issued pursuant to two private placements which closed in 2014. Expiry dates for 951,250 warrants which were issued to insiders in those private placements were not extended. Material terms of the extended warrants are as follows:

Number of Warrants	Exercise Price	Original Grant Date	Original Expiry Date	New Expiry Date
8,450,000	$0.10	January 31, 2014	January 31, 2016	July 31, 2017
5,915,773	$0.15	March 18, 2014	March 18, 2017	September 18, 2018
4,214,475	$0.15	April 3, 2014	April 3, 2017	October 3, 2018
18,580,248	Total

In September and October 2015, Canarc closed a non-brokered private placement in two tranches totalling 13.2 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$790,000, with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share for a three year period. On September 21, 2015, Canarc closed the first tranche of the private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Canarc paid CAD$36,200 in cash and issued 594,844 in warrants as finders' fees. The finders' fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, Canarc closed the second tranche of the private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold.

Canarc Resource Corp.

Form 20-F

On September 24, 2015, Canarc issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

On October 8, 2015, Canarc entered into the Share Purchase Agreement with Marlin Gold which closed on October 30, 2015 whereby Canarc issued 19 million common shares at a value of CAD$0.07 per share to Marlin Gold to acquire a 100% interest in Marlin Gold's wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly-owned Mexican subsidiary, Minera Oro Silver.

At December 31, 2015, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Number of Shares	Number of Troy Ounces of Gold (1)

New Polaris:
Net profit interest reduction or buydown	150,000	-

El Compas:
October 30, 2016	-	55
October 30, 2017	-	55
October 30, 2018	-	55

	150,000	165

(1)	Payable in troy ounces of gold or the U.S. dollar equivalent.

These amounts may be reduced in the future as Canarc determines which properties to continue to explore and which to abandon.

Canarc has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2015.

Canarc Resource Corp.

Form 20-F

In March 2016, Canarc closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder's fee of 311,111 units issued with the same terms as the units in the private placement.

In March 2016, Canarc entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period.

Canarc's ability to continue as a going concern is dependent on the ability of Canarc to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives.

Canarc will continue to rely upon debt and equity financings as its principal source of financing its projects and its ongoing working capital needs.

5.C Research and Development, Patents and Licenses, etc.

The Registrant does not currently carry out research and development activities.

Items 4.A, 4.D, 5.A and 5.F provide details of the Registrant's mineral property interests, exploration activities, acquisitions and write-downs.

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

5.E Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013.

Canarc Resource Corp.

Form 20-F

Shareholder Rights Plan

On May 31, 2005, the shareholders of the Registrant approved a shareholder rights plan (the "Plan"), that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Registrant made an offer that represented fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Registrant held. Each Right entitled the registered holder thereof, except for certain "Acquiring Persons" (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquired, or made a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Registrant. The Rights expired on April 30, 2015. Item 10.B provides further details.

Share Appreciation Rights

At the discretion of the Board, certain stock option grants provide the stock option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

5.F Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and Mexico, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2015:

	Payments due by Period					Payments due by Period
	(CAD$000s)					(US$000s)					Others
											Number of Troy Ounces of Gold (1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total	Less than 1 year	1-3 years	More than 3 years	Number of Shares

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	-	-	-	-	150,000

El Compas:
Number of Troy Ounces of Gold	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	165	55	110	-	-

Total	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	165	55	110	-	150,000

(1)	Payable in troy ounces of gold or the U.S. dollar equivalent.

Canarc Resource Corp.

Form 20-F

These amounts may be reduced in the future as the Registrant determines which properties continue to be of merit and abandons those with which it does not intend to proceed.

In January 2016, Canarc signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico, approximately 20 kilometres from El Compas. Highlights of the lease agreement include the following (Item 4.D provides further details):

•	Lease term is 5 years with the right to extend for another 5 years;

•	Canarc assumed responsibility for the plant as of January 29, 2016;

•	Canarc will pay a monthly lease payment of MXP 136,000; and

•	Certain plant refurbishment costs will be reimbursed to Canarc by lease payment offsets.

In March 2016, Canarc entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period which is currently in process.

5.G Safe Harbor

This document may contain forward-looking statements. See "Caution – Forward-Looking Statements" at the beginning of this annual report. The Registrant desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect the future results of the Registrant and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.

Canarc Resource Corp.

Form 20-F

The Registrant's estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrant's current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others:

•	risks related to our exploration and development activities;

•	risks related to the ongoing financing of our planned operations;

•	risks related estimates of mineral deposits;

•	risks related to fluctuations in mineral prices;

•	risks related to the title of our properties;

•	risks related to the highly competitive mineral exploration and mining industry;

•	risks related to potential conflicts of interest with our officers and directors;

•	risks related to environmental and regulatory requirements;

•	risks related to foreign currency fluctuations;

•	risks related to the Registrant's possible status as a passive foreign investment company;

•	risks related to the volatility of the Registrant's common stock; and

•	risks related to the possible dilution of the Registrant's common stock,

as well as other risks and uncertainties detailed in this annual report and from time to time in the Registrant's other SEC filings.

Therefore, the Registrant cautions each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in the Registrant's filings with the SEC as such factors, in some cases, could affect the ability of the Registrant to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed therein. Forward-looking statements are subject to a variety of risks and uncertainties including, but not limited to, the risks referred under the section "Risk Factors" under Item 3.D above.

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

The directors and senior management of Canarc as of April 22, 2016 are:

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

Chief Executive Officer

(from January 22, 1987 to January 13, 2014);

President of Canarc Resource Corp.

(from January 22, 1987 to January 1, 2006);

Chief Executive Officer and Director of Endeavour Silver Corp.

(since July 25, 2002).

Chairman and Director of Canarc Resource Corp. (since January 22, 1987)
MALHOTRA, Deepak (2) Colorada, USA	President of Resource Development Inc. (since June 1993)	Director (since June 29, 2015)
BURIAN, Martin(2) British Columbia, Canada

Chief Financial Officer of Cap-Ex Iron Ore Ltd.

(since July 11, 2013);

Director of Atlas Cloud Enterprises Inc.

(since July 9, 2014);

Director of Elysee Development Corp.

(since June 14, 2013);

Director and Chief Financial Officer of Tinkerine Studio Ltd.

(from Feb. 2014 to Feb. 2016);

Managing Director of Investment Banking for Haywood Securities Inc.

(from Nov. 2010 to May 2013);

President (from July 2009 to Oct. 2010) and Vice-President Corporate Finance (from July 2005 to July 2009) of Bolder Investment Partners

Director (since November 1, 2013)
HARRIS, Leonard(2) Colorado, USA.	Retired	Director (since June 5, 2001)
LEISMAN, Akiba (3) New York, USA

Director of Marlin Gold Mining Ltd.

(since September 2012);

Director of Golden Reign Resources Ltd.

(since July 2014);

Consultant to Wexford Capital LP

(since 2011);

Senior Analyst for Red Kite Capital Management

(April 2008 to August 2011)

Director (since October 30, 2015)
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

(from November 2009 to October 2011);

Finance Manager and/or Controller for Canarc Resource Corp.

(from May 2003 to June 2005);

Chief Financial Officer, Finance Manager and/or Controller for Endeavour Silver Corp.

(from May 2003 to February 2007)

Chief Financial Officer and Vice-President (Finance) (since June 2005); Secretary (Interim) (since December 2015)

(1)	Unless otherwise stated above, each of the above-named persons has held the principal occupation or employment indicated for at least five years.

(2)	Members of the Audit Committee.

(3)	Mr. Akiba Leisman is Marlin Gold's appointee to Canarc's Board of Directors. Items 4.A and 4.D provide further details.

No director or officer has any family relationship with any other director or officer. The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant. Officers hold office at the pleasure of the directors.

To the best of the Registrant's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Registrant's officers or directors was selected as an officer or director of the Registrant, other than as disclosed in this Form 20-F.

6.B CompensationStatement of Executive Compensation

The Registrant is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to the Registrant's directors and officers that has been disclosed to the Registrant's shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2015, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$800,000 of which CAD$180,000 was for severance and CAD$35,000 for bonus.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors and officers for the fiscal year ended December 31, 2015. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

Canarc Resource Corp.

Form 20-F

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke (8) Director, Chairman and former CEO	2015	Nil	Nil	$60,265	$180,000	Nil	Nil	Nil	$240,265
	2014	Nil	Nil	$63,620	Nil	Nil	Nil	$4,000	$67,620
	2013	$18,511	Nil	$31,639	Nil	Nil	Nil	$8,000	$58,150
Leonard Harris Director	2015	Nil	Nil	$23,179	Nil	Nil	Nil	$3,000	$26,179
	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$5,000	$28,858
	2013	Nil	Nil	$12,656	Nil	Nil	Nil	$8,000	$20,656
Martin Burian(9) Director	2015	Nil	Nil	$9,272	Nil	Nil	Nil	$5,500	$14,772
	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$6,000	$29,858
	2013	Nil	Nil	Nil	Nil	Nil	Nil	$1,326	$1,326
Bruce Bried (10) Former Director	2015	Nil	Nil	Nil	Nil	Nil	Nil	$2,000	$2,000
	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$5,000	$28,858
	2013	Nil	Nil	$12,656	Nil	Nil	Nil	$8,000	$20,656
Deepak Malhotra (11) Director	2015	Nil	Nil	$9,272	Nil	Nil	Nil	$3,500	$12,772
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Akiba Leisman (12) Director	2015	Nil	Nil	$9,272	Nil	Nil	Nil	Nil	$9,272
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Catalin Chiloflischi(13) Chief Executive Officer	2015	$175,652	Nil	$50,993	$35,000	Nil	Nil	Nil	$261,645
	2014	$154,852	Nil	$99,193	Nil	Nil	Nil	Nil	$254,045
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Garry D. Biles President and COO	2015	$214,615	Nil	$64,901	Nil	Nil	Nil	Nil	$279,516
	2014	$207,925	Nil	$63,620	Nil	Nil	Nil	Nil	$271,545
	2013	$201,095	Nil	$25,311	Nil	Nil	Nil	Nil	$226,406
Stewart Lockwood (14) Former Secretary	2015	Nil	Nil	Nil	Nil	Nil	Nil	$75,825 (13)	$75,825
	2014	Nil	Nil	$3,976	Nil	Nil	Nil	$112,235 (13)	$116,211
	2013	Nil	Nil	$6,328	Nil	Nil	Nil	$69,435 (13)	$75,763
Philip Yee Chief Financial Officer and Vice-President, Finance and Secretary (Interim)	2015	$105,048	Nil	$27,815	Nil	Nil	Nil	Nil	$132,863
	2014	$106,273	Nil	$31,810	Nil	Nil	Nil	Nil	$138,083
	2013	$90,877	Nil	$18,984	Nil	Nil	Nil	Nil	$109,861

Canarc Resource Corp.

Form 20-F

Notes:

(1)	Includes the dollar value of cash and non cash base salary earned during a financial year covered.

(2)

The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under Canarc's Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.

(3)	These amounts include annual non-equity incentive plan compensation, such as severance, bonuses and discretionary amounts for the year ended December 31, 2015.

(4)	N/A.

(5)	N/A.

(6)

These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2015 and include directors fees, as applicable, or other stipends related to Board committee fees, if any.

(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.

(8)	Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remain Chairman and Director. In 2015, Canarc accrued a severance of CAD$180,000 which was paid in March 2016.

(9)	Mr. Martin Burian was nominated to the Board of Directors effective November 1, 2013.

(10)	Mr. Bruce Bried retired as a Director effective June 29, 2015.

(11)	Mr. Deepak Malhotra was nominated to the Board of Directors effective June 29, 2015.

(12)	Mr. Akiba Leisman was nominated to the Board of Directors effective October 30, 2015 pursuant to the Share Purchase Agreement with Marlin Gold. Items 4.A and 4.D provide further details.

(13)	Mr. Catalin Chiloflischi was appointed Chief Executive Officer effective January 13, 2014.

(14)	Legal fees charged to Canarc by a law firm in which Mr. Stewart Lockwood is a partner. Mr. Lockwood resigned a Secretary of Canarc effective December 8, 2015.

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of the Registrant.

The following table sets forth information concerning outstanding stock options under the Registrant's Stock Option Plan as at December 31, 2015to each director and officer of the Registrant. No SARs were outstanding.

Canarc Resource Corp.

Form 20-F

Options and Stock Appreciation Rights ("SARs")

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2015:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2015 to December 31, 2015

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chairman and Director	December 8, 2015	Common shares	1,300,000	$0.06	December 8, 2020
Martin Burian Director	December 8, 2015	Common shares	200,000	$0.06	December 8, 2020
Leonard Harris Director	December 8, 2015	Common shares	500,000	$0.06	December 8, 2020
Akiba Leisman Director	December 8, 2015	Common shares	200,000	$0.06	December 8, 2020
Deepak Malhotra Director	December 8, 2015	Common shares	200,000	$0.06	December 8, 2020
Catalin Chiloflischi Chief Executive Officer	December 8, 2015	Common shares	1,100,000	$0.06	December 8, 2020
Garry Biles President and Chief Operating Officer	December 8, 2015	Common shares	1,400,000	$0.06	December 8, 2020
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary (Interim)	December 8, 2015	Common shares	600,000	$0.06	December 8, 2020

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Canarc Resource Corp.

Form 20-F

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Report on Executive Compensation

The Registrant's executive compensation program is administered by the Compensation Committee on behalf the board of directors (the "Board").

Compensation of Directors

Mr. Bradford J. Cooke, the former Chief Executive Officer and a Director of Canarc, received compensation as consideration for his duties as an operating officer of Canarc as disclosed in the Summary Compensation Table above; Mr. Cooke resigned as Chief Executive Officer on January 13, 2014 but remains Chairman and a Director. Mr. Cooke was awarded a severance of CAD$180,000 in 2015 which was accrued by Canarc and was paid in March 2016.

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

At Canarc's annual general meeting in June 2015, disinterested shareholders passed a resolution relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares. On September 24, 2015, Canarc issued 1.27 million shares at a value of CAD$0.07 in settlement of fees owed to certain former and current directors in which they also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of US$54,000.

During the fiscal year ended December 31, 2015, Canarc granted 2.4 million stock options to directors with an exercise price of CAD$0.06 and an expiry date of December 8, 2020 and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

Canarc Resource Corp.

Form 20-F

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2015 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for executive employees of the Registrant based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

The Registrant's Chief Executive Officer prepares recommendations for the Compensation Committee which are then presented to the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO's recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, and the Chief Financial Officer, are then submitted for approval by the Board from the Compensation Committee.

At Canarc's annual general meeting in June 2015, disinterested shareholders passed a resolution relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$127,400 owed to senior officers would be settled by the issuance of up to 2.55 million shares. On September 24, 2015, Canarc issued 748,300 shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers.

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

A bonus of CAD$35,000 was accrued for the CEO for fiscal 2015 and paid in March 2016. No other bonuses were distributed nor paid to executive officers and senior management of Canarc in the 2013, 2014 and 2015 fiscal years.

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

During the fiscal year ended December 31, 2015, Canarc granted 3.1 million stock options to officers with an exercise price of CAD$0.06 and an expiry date of December 8, 2020 and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

Other Compensation

Mr. Bradford J. Cooke, formerly CEO and who remains Chairman and Director of Canarc, is a party to an employment arrangement with Endeavour Silver Corp., a company in which Mr. Cooke is its Chief Executive Officer and a Director, ("Endeavour") whereby Endeavour is reimbursed by Canarc for time spent by Mr. Cooke on a cost recovery basis. During the financial year ended December 31, 2015, Canarc incurred CAD$Nil (2014 - CAD$Nil and 2013 - CAD$18,511) in salary paid or payable to Endeavour for services rendered by Mr. Cooke to Canarc.

Mr. Cooke resigned as Chief Executive Officer of Canarc effective January 13, 2014 but remains its Chairman and a Director. Mr. Cooke was awarded a severance of CAD$180,000 in 2015 which was accrued by Canarc and was paid in March 2016.

Directors' and Officers' Liability Insurance

Canarc has an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of Canarc. In January 2014, Canarc renewed its policy which had a CAD$1 million limit of liability, retentions of up to CAD$50,000, and a policy period from January 1, 2014 to January 1, 2015 for a premium of CAD$14,000. In October 2014, Canarc increased its coverage to CAD$5 million limit of liability and extended the term to October 17, 2015 for a net premium of $25,048. On October 17, 2015, Canarc renewed its annual coverage of CAD$5 million for a net premium of CAD$15,000.

6.C Board Practices

Statement of Corporate Governance Practices

The Registrant is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the "Policy") and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

The Board currently consists of five directors, of which three directors (Martin Burian, Deepak Malhotra and Leonard Harris) are currently "independent" in the context of the Policy. Mr. Bradford J. Cooke is not an independent director because he was the Chief Executive Officer of Canarc until his resignation on January 13, 2014 but remains its Chairman and a Director. Mr. Akiba Leisman is not considered as an independent director because he is the interim Chief Executive Officer and a Director of Marlin Gold, a company which was an Insider of Canarc by virtue of having more than 10% (ie. 10.79%) interest in Canarc as at the closing date of October 30, 2015 for the Share Purchase Agreement between Canarc and Marlin.

Directors are elected at the Registrant's annual general meeting and are re-elected for the ensuing year.

Canarc Resource Corp.

Form 20-F

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Bradford Cooke	29
Leonard Harris	13
Martin Burian	2
Deepak Malhotra	Less than 1
Akiba Leisman	Less than 1

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp. Radius Gold Inc.
Martin Burian	Atlas Cloud Enterprises Inc. Cap-Ex Iron Ore Ltd. Elysee Development Corp.
Akiba Leisman	Marlin Gold Mining Ltd. Golden Reign Resources Ltd.
Leonard Harris	Coronet Metals Inc. Cardero Resource Corp. Wealth Minerals Ltd. Standard Tolling Corp. Solitario Exploration & Royalty Corp.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors' meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors request members of management to leave the meeting, and the independent directors then meet.

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

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant's Annual Information Form dated March 24, 2016.

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

At Canarc's annual general meeting in June 2015, disinterested shareholders passed a resolution relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares. On September 24, 2015, Canarc issued 1.27 million shares at a value of CAD$0.07 in settlement of fees owed to certain former and current directors in which they also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of US$54,000.

Audit Committee

The Audit Committee is comprised of:

Chairman:	Martin Burian

Members:	Deepak Malhotra and Leonard Harris

The mandate of the Audit Committee is as follows:

The Audit Committee will assist the Board of Directors (the "Board") of Canarc Resource Corp. (the "Company") in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below. In performing its duties, the Committee will maintain effective working relationships with the Board of directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company's business, operations and risks.

In carrying out its oversight responsibilities, the Audit Committee will:

(a)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

(b)

Review with the Company's management and, as necessary, its external auditors and recommend to the Board the Company's quarterly and annual financial statements and management discussion and analysis that is to be provided to shareholders, stakeholders and the appropriate regulatory authorities, including any financial statement contained in a prospectus, information circular, registration statement or other similar document.

(c)	Review the Company's management annual and interim earnings press release before any public disclosure.

(d)

Recommend to the Board the external auditors to be nominated for the purposes of preparing or issuing an audit report or performing other audit's review or attest services and the compensation to be paid to the external auditors. The external auditors shall report directly to the Committee.

Canarc Resource Corp.

Form 20-F

(e)

The Committee will annually review the qualifications, expertise and resources and the overall performance of external auditor and, if necessary, recommend to the Board the termination of the external auditor (and its affiliates), in accordance with the applicable securities laws.

(f)

Review with management the scope and general extent of the external auditors' annual audit. The Committee's review should include an explanation from the external auditors of the factors considered in determining the audit scope, including major risk factors. The external auditors should confirm to the Committee whether or not any limitations have been placed upon the scope or nature of their audit procedures.

(g)	Be directly responsible for the oversight of the work of the external auditors, including the resolution of disagreements between management of the Company and the external auditors.

(h)

Review with the Company's management and external auditors the Company's accounting and financial reporting controls. Obtain annually in writing from the external auditors their observations, if any, on significant weaknesses in internal controls as noted in the course of the auditor's work.

(i)

Evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company and ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

(j)

The Committee is to meet at least once annually, with the independent auditors, separately, without any management representatives present for the purpose of oversight of accounting and financial practices and procedures.

(k)

Review with the Company's management and external auditors significant accounting and reporting principles, practices and procedures applied by the Company in preparing its financial statements. Discuss with the external auditors their judgment about the quality of the accounting principles used in financial reporting.

(l)

Inquire as to the independence of the external auditors and obtain from the external auditors, at least annually, a formal written statement delineating all relationships between the Company and the external auditors and the compensation paid to the external auditors.

Canarc Resource Corp.

Form 20-F

(m)	At the completion of the annual audit, review with management and the external auditors the following:

i.	The annual financial statements and related notes and financial information to be included in the Company's annual report to shareholders.

ii.	Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

iii.

Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit. Inquire about the cooperation received by the external auditors during the audit, including all requested records, data and information.

iv.

Inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would cause them to issue a not standard report on the Company's financial statements.

(n)

Meet with management, to discuss any relevant significant recommendations that the external auditors may have, particularly those characterized as "material" or "serious". Typically, such recommendations will be presented by the external auditors in the form of a Letter of Comments and Recommendations to the Committee. The Committee should review responses of management to the Letter of Comments and Recommendations from external auditors and receive follow-up reports on action taken concerning the aforementioned recommendations.

(o)

Have the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and approve disclosures required to be included in periodic reports filed with securities regulators with respect to non-audit services performed by external auditors.

(p)

Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, and periodically assess the adequacy of those procedures.

(q)	Review and approve the Company's hiring of partners, employees and former partners and employees of the present and past auditors.

(r)

Review with management and the external auditors the methods used to establish and monitor the Company's policies with respect to unethical or illegal activities by the Company employees that may have a material impact in the financial statements.

(s)

The Committee will conduct an appropriate review of all proposed related party transactions to identify potential conflict of interest and disclosure situations. The Committee shall submit the related party transaction to the Board of Directors for approval by a majority of independent directors, excluding any director who is the subject of a related transaction, and implementation of appropriate action to protect the Company from potential conflicts of interest.

(t)

The Committee will, if required, prepare a report for the inclusion on the Company's proxy statement for its annual meeting of stockholders describing the Committee's structure, its members and their experience and education. The report will address all issues then required by the rules of the regulatory authorities.

Canarc Resource Corp.

Form 20-F

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Leonard Harris (Chairman) Deepak Malhotra

The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders,to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.

Compensation	Deepak Malhotra (Chairman) Martin Burian

The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company's strategy, policies and programs on the compensation and development of senior management and directors.

Technical, Environmental, Social, Safety	Deepak Malhotra

The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

The Board has also a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
Chief Executive Officer or President, and Vice-President or Manager of Investor Relations, if any	A Disclosure Policy Committee oversees corporate disclosure practices and ensures implementation and adherence to this policy. The Disclosure Policy Committee's responsibilities include:
	•	maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;
	•	developing and implementing procedures to regularly review;
	•	update and correct corporate disclosure information, including information on the Internet website;
	•	bringing this policy to the attention of directors, management and staff;
	•	monitoring compliance with this policy and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;
	•	reviewing this policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and
	•	ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in this policy.

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

6.D Employees

The Registrant's business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 22, 2016, the Registrant had a staff of two full time and two part time employees based in Vancouver, BC, Canada.

6.E Share Ownership

As at April 22, 2016, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman and Director	7,053,580	3.28%	1,300,000	$0.06	December 8, 2020
			500,000	$0.08	June 26, 2018
			800,000	$0.10	July 17, 2019
Martin Burian Director	24,820	0.01%	200,000	$0.06	December 8, 2020
			300,000	$0.10	July 17, 2019
Akiba Leisman Director	Nil	Nil	200,000	$0.06	December 8, 2020
Deepak Malhotra Director	416,667	0.19%	200,000	$0.06	December 8, 2020
Leonard Harris Director	2,074,290	0.96%	500,000	$0.06	December 8, 2020
			200,000	$0.08	June 26, 2018
			300,000	$0.10	July 17, 2019
Catalin Chiloflischi Chief Executive Officer	388,889	0.18%	500,000	$0.05	January 14, 2019
			1,100,000	$0.06	December 8, 2020
			1,000,000	$0.10	July 17, 2019
Garry Biles President and Chief Operating Officer	1,077,766	0.50%	1,400,000	$0.06	December 8, 2020
			400,000	$0.08	June 26, 2018
			800,000	$0.10	July 17, 2019
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary (Interim)	466,960	0.22%	600,000	$0.06	December 8, 2020
			300,000	$0.08	June 26, 2018
			400,000	$0.10	July 17, 2019

(1)	As at April 22, 2016, Canarc had 215,047,931 common shares issued and outstanding.

(2)	Common shares.

Canarc Resource Corp.

Form 20-F

All of the Registrant's shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at April 22, 2016 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 22, 2016 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

35,000	$0.135	July 6, 2011	July 6, 2016
30,000	$0.145	June 18, 2012	June 18, 2017
1,425,000	$0.08	June 26, 2013	June 26, 2018
500,000	$0.05	January 14, 2014	January 14, 2019
3,650,000	$0.10	July 17, 2014	July 17, 2019
5,950,000	$0.06	December 8, 2015	December 8, 2020

11,590,000	TOTAL

Of the 11,590,000 outstanding stock options, only 6,397,500 stock options are exercisable as at April 22, 2016.

Canarc Resource Corp.

Form 20-F

Warrant Summary Chart

Warrants which are outstanding as of April 22, 2016 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Date Issued	Expiry Dates

8,450,000	$0.10	January 31, 2014	July 31, 2017 (1)
55,000	$0.15	March 18, 2014	March 18, 2017
5,254,055	$0.15	March 18, 2014	September 18, 2018 (1)
661,718	$0.15	March 18, 2014	September 18, 2018 (1)
346,250	$0.15	April 3, 2014	April 3, 2017
4,153,750	$0.15	April 3, 2014	October 3, 2018 (1)
60,725	$0.15	April 3, 2014	October 3, 2018 (1)
2,500,000	$0.15	July 9, 2014	July 9, 2016
5,332,776	$0.08	September 21, 2015	September 21, 2018
594,844	$0.08	September 21, 2015	September 21, 2018
833,333	$0.08	October 30, 2015	October 30, 2018
8,852,576	$0.12	March 3, 2016	March 3, 2019
2,497,222	$0.12	March 14, 2016	March 14, 2019
155,556	$0.12	March 14, 2016	March 14, 2019

39,747,805	TOTAL

(1)

In August 2015, Canarc extended the expiry period of a total of 18.6 million warrants by a period of 18 months which were issued pursuant to two private placements which closed in 2014. Expiry dates for 951,250 warrants which were issued to insiders in those private placements were not extended. Item 5.B provides further details.

Canarc Resource Corp.

Form 20-F

Stock Option/Share Incentive Plan

The Registrant's directors and shareholders have approved a Share Incentive Plan (the "Plan"). The Plan was initially approved by the TSX in 1996. The principal purposes of the Plan are to promote a proprietary interest in the Registrant among its directors, officers and employees; to retain, attract and motivate the qualified managers of the Registrant; to provide a long term incentive element in overall compensation; and to promote the long term profitability of the Registrant.

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the stock option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate. The Registrant's Plan allows it to grant stock options to its employees, directors and consultants to acquire up to 18,888,434 common shares, of which stock options for 11,920,000 common shares were outstanding as at December 31, 2015, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant. The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Pursuant to the Plan, stock options shall be granted pursuant to a stock option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)	all stock options granted shall be non assignable;

(b)	a stock option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c)	no financial assistance will be provided with respect to the exercise of stock options.

At the Registrant's annual general meeting held on June 5, 2012, shareholder approval was provided for the increase in the maximum aggregate number of common shares which may be reserved for issuance under the Plan from 16,335,000 shares to 18,888,434 shares at that time.

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

As at April 22, 2016, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	Marlin Gold Mining Ltd. (3) Vancouver, British Columbia, Canada	21,166,666	9.84%
Common Shares	Canford Capital Inc. (4) Vancouver, British Columbia, Canada	11,300,000	5.25%

(1)	Common shares.

(2)	As at April 22, 2016, Canarc had 215,047,931 common shares issued and outstanding.

(3)

As at April 22, 2016, Marlin Gold owned 21,166,666 common shares of Canarc representing a 9.84% interest in Canarc. Marlin Gold appointed Mr. Akiba Leisman to Canarc's Board of Directors pursuant to the Share Purchase Agreement which closed on October 30, 2015. Items 4.A and 4.D provide further details. Marlin Gold and /or Mr. Leisman does not exert control over Canarc nor over its Board of Directors, is not a member of any of its Board committees, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc's knowledge, except as disclosed in this Form 20-F.

(4)

As at April 22, 2016, Canford owned 11,300,000 common shares of Canarc representing a 5.25% interest in Canarc. Canford does not exert control over Canarc nor over its Board of Directors nor has any nominees appointed to its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc's knowledge, except as disclosed in this Form 20-F. Items 4.A and 5.B provide further details regarding Canford and its relationship with Canarc.

All shares of Canarc, including all those held by any major shareholders, are common shares with similar voting rights. As of April 22, 2016 there were 215,047,931 common shares of Canarc which were issued and outstanding. Based on the records of Canarc's registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 453 registered holders of Canarc's common shares resident in the United States (68.74% of all registered holders) holding 73,806,617 common shares. This number represents approximately 34.32% of the total issued and outstanding common shares of Canarc at that date.

Canarc Resource Corp.

Form 20-F

Control by Another Corporation, Foreign Government or Other Persons

To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 22, 2016, there is no arrangement known to the Registrant which may at a subsequent date result in a change of control of the Registrant.

7.B Related Party Transactions

For the fiscal year ended December 31, 2015, the Registrant had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2015, 2014 and 2013 include:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
($000s)	2015	2014	2013	2015	2014

Key management compensation:
Executive salaries and remuneration (1)	$415	$441	$428	$(190)	$(203)
Severance	141	136	-	(130)	(4)
Directors fees	11	18	29	(3)	(198)
Share-based payments	153	205	76	-	-
	$720	$800	$533	$(323)	$(405)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$59	$102	$67	$(145)	$(172)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	38	(74)	59	(102)	(141)

Write-down of long-term investments (4)	-	-	91	-	-

Write-off of receivables (5)	-	-	54	-	-

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2)	Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. ("BYG") and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	Canarc wrote-down its investment in Aztec to a nominal value of CAD$100 in 2013.

(5)	Canarc wrote-off receivables from Aztec and BYG in 2013. In October 2014, Canarc received 358,000 shares from Aztec in settlement of debt owed to Canarc which Canarc had written off in 2013

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

At Canarc's annual general meeting in June 2015, disinterested shareholders passed two resolutions relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares and debts of up to CAD$127,400 owed to senior officers would be settled by the issuance of up to 2.55 million shares. On September 24, 2015, Canarc issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

Items 4.A, 4.D and 7.A provide further details of transactions with Canford.

Items 4.A, 4.D, 5.B and 7.A provide further details of transactions with Marlin Gold.

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant's audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2015 (being the commencement of the Registrant's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

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

Canarc Resource Corp.

Form 20-F

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Canarc's audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)	Consolidated Statements of Financial Position as of December 31, 2015 and 2014;

(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2015, 2014 and 2013;

(c)	Consolidated Statements of Changes in Shareholders' Equity for each of the years ended December 31, 2015, 2014 and 2013;

(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2015, 2014 and 2013; and

(e)	Notes to the consolidated financial statements.

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

8.B Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2015 other than as disclosed in this Form 20-F and in the Registrant's continuous disclosure documents.

Canarc Resource Corp.

Form 20-F

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

The Registrant's common shares are traded on the TSX in Canada under the symbol "CCM". The following prices are stated in terms of Canadian dollars.

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)

2015	$0.10	$0.03
2014	$0.13	$0.03
2013	$0.24	$0.04
2012	$0.22	$0.09
2011	$0.30	$0.09

Quarter	High (CAD$)	Low (CAD$)

2016
1st Quarter	$0.15	$0.05

2015
4th Quarter	$0.09	$0.04
3rd Quarter	$0.10	$0.05
2nd Quarter	$0.07	$0.03
1st Quarter	$0.06	$0.03

2014
4th Quarter	$0.07	$0.03
3rd Quarter	$0.11	$0.06
2nd Quarter	$0.11	$0.06
1st Quarter	$0.13	$0.04

Canarc Resource Corp.

Form 20-F

Month	High (CAD$)	Low (CAD$)

2016
March	$0.12	$0.09
February	$0.13	$0.08
January	$0.15	$0.05

2015
December	$0.07	$0.04
November	$0.07	$0.05
October	$0.09	$0.06

In the United States, the Registrant's common shares are quoted for trading on the Over-the-Counter Bulletin through March 19, 2015 and since that date on the OTCQB Marketplace under the symbol "CRCUF". The following prices are stated in terms of United States dollars.

In relation to the OTCBB and OTCQB, the following quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. The following table sets forth the range of high and low bid prices during the periods indicated on the OTCBB and OTCQB.

The following tables set forth the high and low prices of the common shares for the periods indicated.

Fiscal Year	High	Low

2015	$0.07	$0.02
2014	$0.12	$0.02
2013	$0.24	$0.03
2012	$0.22	$0.09
2011	$0.31	$0.08

Quarter	High	Low

2016
1st Quarter	$0.10	$0.03

2015
4th Quarter	$0.07	$0.03
3rd Quarter	$0.07	$0.03
2nd Quarter	$0.06	$0.02
1st Quarter	$0.05	$0.02

2014
4th Quarter	$0.06	$0.02
3rd Quarter	$0.10	$0.04
2nd Quarter	$0.10	$0.05
1st Quarter	$0.12	$0.04

Canarc Resource Corp.

Form 20-F

Month	High	Low

2016
March	$0.10	$0.07
February	$0.08	$0.06
January	$0.07	$0.03

2015
December	$0.05	$0.03
November	$0.05	$0.04
October	$0.07	$0.04

9.B Plan of Distribution

Not applicable.

9.C Markets

Since November 2, 1994, the Registrant's common shares have traded on the TSX. From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant's common shares traded on the Vancouver Stock Exchange ("VSE") (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the TSX acquired the Canadian Venture Exchange to form the TSX Venture Exchange). In February 1997, the Registrant was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange. On August 3, 1998, the Registrant was listed on the Frankfurt Exchange. Management of the Registrant is not aware of any trading market for the Registrant's common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant is quoted under the symbol CRCUF; on March 19, 2015, the Registrant's common shares continued to be quoted on the OTCQB Marketplace.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

Canarc Resource Corp.

Form 20-F

ITEM 10. ADDITIONAL INFORMATION

10.A Share Capital

Not applicable.

10.B Notice of Articles and Articles of Association

The Registrant's Notice of Articles and articles of association, and related matters, are summarized below.

1.

The Registrant was incorporated under the laws of British Columbia on January 22, 1987 under the name, "Canarc Resource Corp." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. At the Registrant's annual and extraordinary general meeting held in May 2005, the shareholders approved the Notice of Articles be altered to remove the application of the "Pre-Existing Company Provisions" as set forth in Table 3 of the Business Corporations Regulations under the B.C. Business Corporations Act, S.B.C. 2002 (the "BCBCA") and the replacement of the Articles with a new set of Articles which comply with the BCBCA. The Registrant no longer has a Memorandum, which has been replaced by, in part, its Notice of Articles.

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

Canarc Resource Corp.

Form 20-F

(d)	Retirement or non-retirement of directors under an age limit requirement:

The directors are not required to retire upon reaching a specific age.

(e)	Number of shares, if any, required for director's qualification:

A director is not required to hold any shares of the Registrant.

3.

All common shares of the Registrant rank equally as to dividends, voting powers and participation in assets (in the event of liquidation) and in all other respects. Dividend entitlement is set by way of the shareholders status as a shareholder on the chosen record date and does not lapse over time. Each share carries one vote per share at meetings of the shareholders of the Registrant. Directors do not stand for re-election on staggered terms at present. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments. There was a Shareholders Right Plan which expired in April 2015 as detailed in Item 10.B under Summary of Shareholders Rights Plan.

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

7.

There are no provisions in the Registrant's Articles that would have an effect on delaying, deferring or preventing a change of control other than that the Registrant may remove any director before the expiration of his or her term of office only by way of special resolution. In addition, there is a Shareholders Right Plan which expired in April 2015 as detailed in Item 10.B under Summary of Shareholders Rights Plan.

8.	There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9.	The law of British Columbia, Canada, relating to Items 2-8 is not significantly different from the law of the United States.

10.	There are no conditions in the Memorandum and Articles governing changes in capital that are more stringent than is required by law.

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

For further information, refer to the full text of the Notice of Articles and Articles of the Registrant, which are available online at www.sedar.com as part of the Registrant's publicly available filings under the heading "Other", as filed on November 10, 2005.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan which was approved at the Registrant's annual and extraordinary meeting held in May 2005, and ratified and confirmed at the Registrant's annual general meetings in April 2008 and again in June 2011. The Shareholder Rights Plan expired in April 2015.

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

Canarc Resource Corp.

Form 20-F

Separation Time and Acquiring Person

The rights will separate and trade apart from the common shares and become exercisable at the separation time. "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of common shares having a market value equal to two-times the exercise price. However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void. The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)	It is made to all holders of voting shares of the Registrant of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on the "Permitted Bid Expiry Date", as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

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

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date. The "Permitted Bid Expiry Date" means 60 days following the date of the Take-Over Bid.

Canarc Resource Corp.

Form 20-F

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

"BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the Shareholder Rights Plan Agreement, dated for reference April 30, 2005, between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated as at April 26, 2005, be and it is hereby approved, ratified and confirmed."

The Shareholder Rights Plan expired in April 2015.

Canarc Resource Corp.

Form 20-F

10.C Material Contracts

The following executive employment agreements are in effect:

-

On January 10, 2014, as amended June 26, 2014 and then amended December 8, 2015, an Executive Employment Agreement between Canarc and Mr. Catalin Chiloflischi was signed in respect of Mr. Chiloflischi's capacity as Chief Executive Officer for Canarc. The employment agreement provides that Mr. Chiloflischi's base remuneration is CAD$225,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. Canarc accrued a bonus for Mr. Chiloflischi which was paid in March 2016.

-

An Executive Employment Agreement between Canarc and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011, January 1, 2012 and June 26, 2014, in respect of Mr. Biles' capacity as Chief Operating Officer and President for Canarc. The employment agreement provides that Mr. Biles' base remuneration is CAD$200,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

-

An Executive Employment Agreement between Canarc and Mr. James Moors was signed on June 1, 2011, as amended on January 1, 2102, in respect of Mr. Moors' capacity as Vice-President of Exploration for Canarc. The employment agreement provided that Mr. Moors' base remuneration was CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. On January 31, 2014, Canarc and Mr. Moors entered into a Settlement Agreement and General Release whereby Mr. Moors received a final settlement and severance of CAD$60,000 payable over a 12 month period ending January 31, 2015 upon his retirement as Vice-President of Exploration for Canarc.

-

An Executive Employment Agreement between Canarc and Mr. Gregg Wilson was signed on January 1, 2012, in respect of Mr. Wilson's capacity as Vice-President of Investor Relations for both Canarc and Caza. The employment agreement provided that Mr. Wilson's base remuneration is CAD$90,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee. Mr. Wilson's remuneration was allocated between Canarc and Caza. On March 31, 2014, Canarc and Mr. Wilson entered into a Settlement Agreement and General Release whereby Mr. Wilson received a final settlement and severance of CAD$90,000 (paid) upon his retirement as Vice-President of Investor Relations for Canarc effective April 30, 2014.

-

An Executive Employment Agreement between Caza and Mr. Philip Yee was signed on June 1, 2011 in respect of Mr. Yee's capacity as Chief Financial Officer and Vice-President of Finance for both Canarc and Caza, as approved by Compensation Committees of both companies. The employment agreement provided that Mr. Yee's base remuneration was CAD$180,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee. Effective January 1, 2012, Mr. Yee's base remuneration was increased to CAD$193,500 per annum as approved by the Compensation Committees of Caza and Canarc. Effective June 26, 2014, Mr. Yee signed an Executive Employment Agreement with Canarc with no change in base remuneration as approved by Canarc's Compensation Committee. Mr. Yee's remuneration continues to be allocated between Canarc and Caza.

For the two years immediately preceding April 22, 2016, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

10.D Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non resident holders of the Registrant's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Registrant. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of the Registrant for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of the common shares.

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

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (Refer to "Certain Canadian Federal Income Tax Considerations" for material Canadian federal income tax consequences).

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

Canarc Resource Corp.

Form 20-F

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Registrant who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

Dividends paid on the common shares of the Registrant generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Registrant may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant) deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "passive foreign investment company," as defined below). The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

Canarc Resource Corp.

Form 20-F

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Registrant may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Registrant under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their particular circumstances.

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

Controlled Foreign Registrant

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant ("United States Shareholder"), the Registrant could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Registrants ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Registrant does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property". Shares of common stock of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

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

Canarc Resource Corp.

Form 20-F

10.F Dividends and Paying Agents

Not applicable.

10.G Statement by Experts

Not applicable.

10.H Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report on Form 20-F has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite #301 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8. The Company is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

10.I Subsidiary Information

Not applicable.

Canarc Resource Corp.

Form 20-F

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canarc's audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canarc's audited consolidated financial statements for the year ended December 31, 2015 and the notes thereto.

Item 3.D provides information concerning risk factors.

Management of Capital

The Registrant is an exploration stage company and this involves a high degree of risk. The Registrant has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Registrant's primary source of funds comes from the issuance of share capital and proceeds from notes payable. The Registrant is not subject to any externally imposed capital requirements.

The Registrant defines its capital as debt and share capital. Capital requirements are driven by the Registrant's exploration activities on its mineral property interests. To effectively manage the Registrant's capital requirements, the Registrant has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Registrant monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Registrant has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Registrant's short-term obligations while maximizing liquidity and returns of unused capital.

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

There were no changes in the Registrant's approach to capital management during the year ended December 31, 2015.

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

Canarc Resource Corp.

Form 20-F

The fair values of the Registrant's receivables, promissory note receivable, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market. There is no separately quoted market value for the Registrant's investment in the shares of Aztec, and the fair value cannot be reliably determined. Therefore they were recorded at cost in 2012 and written down to a nominal value of CAD$100 in 2013 due to the lack of liquidity in the stock. In October 2014, the Registrant received 358,000 shares from Aztec in settlement of debt owed to the Registrant which the Registrant had written off in 2013. All gains and losses are included in operations in the period in which they arise. Derivative liability is measured using Level 1 inputs.

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

The Registrant ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Registrant's holdings of cash and its ability to raise equity financings. As at December 31, 2015, the Registrant had a working capital deficiency of $574,000 (2014 - $156,000). The Registrant will require additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2016.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Registrant is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

The Registrant's mineral property interests and operations are in Canada and Mexico. A certain portion of its operating expenses are incurred in Canadian dollars and Mexican pesos. Fluctuations in the Canadian dollar would affect the Registrant's consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

Canarc Resource Corp.

Form 20-F

The Registrant is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	Held in		Total
($000s)	Canadian Dollars	Mexican Pesos

Cash	$70	$11	$81
Accounts receivable	11	50	61
Accounts payable and accrued liabilities	(792)	(13)	(805)
Derivative liability	(175)	-	(175)
Net financial assets (liabilities), December 31, 2015	$(886)	$48	$(838)

Cash	$643	$-	$643
Receivables	10	-	10
Accounts payable and accrued liabilities	(799)	-	(799)
Net financial assets (liabilities), December 31, 2014	$(146)	$-	$(146)

Based upon the above net exposure as at December 31, 2015 and assuming all other variables remain constant, a 15% (2014 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar and Mexican peso could result in a decrease (increase) of approximately $125,700 (2014 - $14,600) in the cumulative translation adjustment in the Reigstrant's shareholders' equity.

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

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Registrant's other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Registrant's long-term investment in shares of Aztec does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The Registrant has recognized a derivative liability pursuant to the share purchase agreement with Marlin Gold which closed on October 30, 2015, whereby the Registrant shall pay 55 troy ounces of gold to Marlin Gold on each of the first three anniversaries of the closing date of the agreement (or its U.S. dollar equivalent), for a total of 165 troy ounces of gold. The derivative liability fluctuates with the gold spot prices resulting in the recognition of gains and losses in profit or loss in which the Registrant has not hedged the payable gold ounces. Based upon the net exposure as at December 31, 2015 and assuming all other variables remain constant, a 20% depreciation or appreciation of the gold spot prices could result in a decrease/increase of approximately $35,000 (2014 - $Nil) in the Registrant's net losses.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Canarc Resource Corp.

Form 20-F

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant's disclosure controls and procedures were adequately designed and effective to give reasonable assurance that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms; and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to the Registrant's management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

B.	Management's Report on Internal Control over Financial Reporting

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

Canarc Resource Corp.

Form 20-F

Management conducted an evaluation of the design and operation of the Registrant's internal control over financial reporting as of December 31, 2015 based on the criteria in a framework developed by the Registrant's management pursuant to and in compliance with the SEC's Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including the Registrant's Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2015, the Registrant's internal control over financial reporting was effective.

On January 1, 2014, the Company adopted the COSO 2013 framework, which did not have a material impact on the Company's disclosure controls and procedures and internal controls over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The Registrant's independent registered public accounting firm is not required to provide an attestation on management's report on internal control over financial reporting, because the Registrant was not an accelerated filer or large accelerated files. Therefore, this report does not include an attestation report of the Registrant's independent registered public accounting firm regarding internal controls over financial reporting pursuant to rules of the Securities and Exchange Commission that permit the Registrant to provide only management's report in this annual report.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in the Registrant's internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect the Registrant's internal control over financial reporting.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A Audit Committee Financial Expert

The Registrant's Board of Directors has determined that Martin Burian qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

16.B Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size.

Directors, including the director/employee of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant. Also, the Registrant's legal counsel is available to the management of the Registrant to provide a high standard of due care in the activities of the Registrant and to provide guidance when needed.

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

-	compliance with applicable laws, rules and regulations; and

-	prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2015 Fiscal Year	2014 Fiscal Year
	(CAD$)	(CAD$)

(a) Audit Fees	$31,000	$33,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2016, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2016 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2016, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

Canarc Resource Corp.

Form 20-F

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F Change in Registrant's Certifying Accountant

None.

16.G Corporate Governance

Not applicable.

16.H Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2015, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Canarc Resource Corp.

Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following financial statements and related schedules are included in this Item:

Financial Statements

1.1	Report of Independent Registered Public Accounting Firm dated March 23, 2016	101

1.2

Consolidated statements of financial position as at December 31, 2015 and 2014 together with the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the years ended December 31, 2015, 2014 and 2013.

102-106

ITEM 19. EXHIBITS

Exhibits
Exhibit #	Description

1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia), previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference

1-2	Shareholders Right Plan dated April 30, 2005, previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference

8-1	List of Material Subsidiaries

12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)

12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)

13-1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)

13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)

15-1	Resource Potential, New Polaris Project (dated March 14, 2007), previously furnished on Form 6-K with the SEC in July 2008 and incorporated herein by reference

15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference

15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011), previously furnished on Form 6-K with the SEC in July 2011 and incorporated herein by reference

15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference

15-5	Technical Report for the El Compas Project (dated January 19, 2016), previously furnished on Form 6-K with the SEC in February 2016 and incorporated herein by reference

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 27, 2016.

CANARC RESOURCE CORP.

Per:

By:	/s/Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2015, 2014 and 2013

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

   /s/     Smythe LLP

Chartered Professional Accountants

Vancouver, Canada

March 23, 2016

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2015	2014

ASSETS

CURRENT ASSETS
Cash		$ 354	$ 675
Receivables and prepaids	15	82	83
Total Current Assets		436	758

NON-CURRENT ASSETS
Restricted cash	7(a)(i)	69	-
Mineral property interests	7	11,411	11,804
Equipment	8	25	2
Total Non-Current Assets		11,505	11,806
Total Assets		$ 11,941	$ 12,564

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12 and 15	$ 952	$ 914
Derivative liability, current portion	6 and 10	58	-
Total Current Liabilities		1,010	914

LONG TERM LIABILITIES
Derivative liability, long term portion	6 and 10	117	-
Total Liabilities		1,127	914

SHAREHOLDERS' EQUITY
Share capital	13	64,537	62,912
Reserve for share-based payments		530	681
Accumulated other comprehensive loss		(3,339)	(1,624)
Deficit		(50,914)	(50,319)
Total Shareholders' Equity		10,814	11,650
Total Liabilities and Shareholders' Equity		$ 11,941	$ 12,564

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian

Director	Director

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2015	2014	2013

Expenses:
Amortization		$ 1	$ 1	$ 1
Corporate development	14	42	345	19
Employee and director remuneration	15	489	514	452
General and administrative	14 and 15	194	290	223
Shareholder relations		91	227	111
Share-based payments	13(c) and 15	161	209	72

Loss before the undernoted		(978)	(1,586)	(878)

Interest and other income		3	20	-
Flow through financing costs	12	(4)	-	-
Gain from debt settlement	13(b)(ii)	54	-	-
Gain from derivative liability	10	13	-	-
Derecognition of accounts payable	12	-	-	99
Derecognition of flow-through obligations	12	-	-	213
Interest and finance charges	11	-	(1)	(17)
Foreign exchange (loss) gain		(20)	11	4
Write-down of long term investments	9	-	-	(91)
Write-off of receivable and tax recoveries	15	-	-	(54)
Write-off of promissory notes receivable		-	(275)	-
Write-off of mineral property interests, net of recoveries	7(a)(iii)	-	-	(653)

Net loss for the year		(932)	(1,831)	(1,377)

Other comprehensive loss:
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(1,715)	(922)	(764)

Comprehensive loss for the year		$ (2,647)	$ (2,753)	$ (2,141)

Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding		164,670,698	148,771,663	113,830,108

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2012	110,242,171	$ 59,682	$ 836	$ 62	$ (47,526)	$ 13,054

Private placement, net of share issue costs	1,600,000	155	-	-	-	155
Property acquisition	2,000,000	196	-	-	-	196
Exercise of stock options	769,000	116	(40)	-	-	76
Exercise of share appreciation rights	207,024	29	(34)	-	5	-
Share-based payments	-	-	72	-	-	72
Expiry of stock options	-	-	(236)	-	236	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	(8)	(764)	8	(764)
Net loss for the year	-	-	-	-	(1,377)	(1,377)
Balance, December 31, 2013	114,818,195	60,178	590	(702)	(48,654)	11,412

Private placement, net of share issue costs	42,618,110	2,780	-	-	-	2,780
Share-based payments	-	-	209	-	-	209
Expiry of stock options	-	-	(168)	-	168	-
Finders fee warrants	-	(46)	46	-	-	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	4	(922)	(2)	(920)
Net loss for the year	-	-	-	-	(1,831)	(1,831)
Balance, December 31, 2014	157,436,305	62,912	681	(1,624)	(50,319)	11,650

Acquisition of subsidary (Note 6)	19,000,000	1,017	-	-	-	1,017
Private placement, net of share issue costs	13,165,552	523	-	-	-	523
Shares for debt settlement	2,018,700	106	-	-	-	106
Share-based payments	-	-	161	-	-	161
Cancellation and expiration of stock options	-	-	(243)	-	243	-
Finders fee warrants	-	(21)	21	-	-	-
Modification of finders fee warrants	-	-	5	-	(5)	-
Expiry of finders fee warrants	-	-	(97)	-	97	-
Other comprehensive income:
Foreign currency translation adjustment	-	-	2	(1,715)	2	(1,711)
Net loss for the year	-	-	-	-	(932)	(932)
Balance, December 31, 2015	191,620,557	$ 64,537	$ 530	$ (3,339)	$ (50,914)	$ 10,814

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2015	2014	2013

Cash provided from (used by):

Operations:
Net loss for the year	$ (932)	$ (1,831)	$ (1,377)
Items not involving cash:
Accrued interest	-	(15)	17
Amortization	1	1	1
Share-based payments	161	209	72
Flow through financing costs	2	-	-
Derecognition of accounts payable	-	-	(99)
Derecognition of flow-through obligations	-	-	(213)
Gain from debt settlement	(54)	-	-
Gain on derivative liability	(13)	-	-
Write-down of long term investment	-	-	91
Write-off of promissory notes receivable	-	275	-
Write-off of mineral property interest	-	-	653
Write-off of receivable and tax recoveries	-	-	54
	(835)	(1,361)	(801)
Changes in non-cash working capital items:
Receivables and prepaids	54	22	11
Accounts payable and accrued liabilities	197	(26)	322
Cash used by operating activities	(584)	(1,365)	(468)

Financing:
Issuance of common shares, net of share issuance costs	523	2,780	231
Proceeds from demand loans	-	-	126
Repayment of demand loans	-	(128)	-
Cash provided from financing activities	523	2,652	357

Investing:
Acquisition of subsidiary (Note 6)	8	-	-
Restricted cash	69	-	-
Promissory notes receivables	-	(260)	-
Mineral property interests, net of recoveries	(337)	(402)	(9)
Cash used by investing activities	(260)	(662)	(9)

(Decrease) increase in cash	(321)	625	(120)
Cash, beginning of year	675	50	170

Cash, end of year	$ 354	$ 675	$ 50

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2015	2014	2013

Non-cash financing and investing activities:

Issuance of shares for:
Mineral property interests	7(a)(ii)	$ -	$ -	$ 196
Shares for debt settlement	13(b)(ii)	106	-	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	13	21	46	-
Modification of finders fee warrants	13(d)	5	-	-

Expiration of:
Stock options		243	168	236
Finders fee warrants		97	-	-

Fair value allocated to common shares issued on exercise of:
Stock options	13	-	-	40
Share appreciation rights	13	-	-	29

Income taxes paid		-	-	-

Interest received		-	5	-
Interest paid		-	7	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8.

The Company has no operating revenues, has incurred significant net losses of $932,000 for the year ended December 31, 2015 (2014 - $1.8 million and 2013 - $1.4 million), and has a deficit of $51 million as at December 31, 2015 (2014 - $50.3 million and 2013 - $48.7 million). Furthermore, the Company has a working capital deficiency of $574,000 (2014 - $156,000). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 23, 2016.

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

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

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of promissory notes receivable, mineral property interests, receivables and long-term investments; the determination of accrued liabilities; the fair value of derivative liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements. The functional currency of the Company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

In the acquisition of Oro Silver Resources Ltd. (“Oro Silver”), judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that Oro Silver did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 6).

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements:

(i) The following standard has become effective during the current year:

Annual Improvements 2010-2012 Cycle

Makes amendments to the following standards:

•	IFRS 2 — Amends the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition”
•	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date
•	IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly
•	IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only)
•	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount
•	IAS 24 — Clarify how payments to entities providing management services are to be disclosed.

(ii)	The standard listed below include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company is currently assessing the impact of the standard on the consolidated financial statements.

The following standard will become effective in future periods:

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.
•	Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii) (continued)

•	Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.
•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company's annual periods beginning January 1, 2018.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owend subsidiaries including New Polaris Gold Mines Ltd., Oro Silver Resources Ltd. (“Oro Silver”) and Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)	Financial instruments:

(i) Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and restricted cash are included in this category of financial assets.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

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

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company has no HTM financial assets as at December 31, 2015 and 2014.

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

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(ii) Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL and other financial liabilities.

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

Liabilities which are to be settled in payable ounces (or the U.S. dollar equivalent) are recorded using the spot price of the commodity.

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

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable and accrued liabilities.

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

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

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

(c)	Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(c)	Impairment of non-financial assets: (continued)

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Mineral property interests:

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

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates of up to 30% annually.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(f)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(g)	Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)	Flow-through common shares:

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

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

(i)	Share-based payments:

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

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(j)	Environmental rehabilitation:

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

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(l)	Provisions:

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

(m)	Income taxes:

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

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company is not subject to any externally imposed capital requirements.

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

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2015.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; long-term investments as AFS financial assets; receivables as loans and receivables; accounts payable and accrued liabilities as other financial liabilities; and derivative liability as FVTPL.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Derivative liability is measured using Level 1 inputs.

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

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2015, the Company had a working capital deficiency of $574,000 (2014 - $156,000). The Company will require significant additional funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2016.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

The Company’s mineral property interests and operations are in Canada and Mexico. A certain portion of its operating expenses are incurred in Canadian dollars and Mexican pesos. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i) Foreign currency risk: (continued)

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	Held in		Total
	Canadian Dollars	Mexican Pesos

Cash	$ 70	$ 11	$ 81
Accounts receivable	11	50	61
Accounts payable and accrued liabilities	(792)	(13)	(805)
Derivative liability	(175)	-	(175)

Net financial assets (liabilities), December 31, 2015	$ (886)	$ 48	$ (838)

Cash	$ 643	$ -	$ 643
Receivables	10	-	10
Accounts payable and accrued liabilities	(799)	-	(799)

Net financial assets (liabilities), December 31, 2014	$ (146)	$ -	$ (146)

Based upon the above net exposure as at December 31, 2015 and assuming all other variables remain constant, a 15% (2014 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar and Mexican peso could result in a decrease (increase) of approximately $125,700 (2014 - $14,600) in the cumulative translation adjustment in the Company’s shareholders’ equity.

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

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are subject to market price fluctuations. The Company’s long-term investment in shares of Aztec does not have a quoted market price in an active market and is therefore measured at cost, net of any write-downs.

The Company has recognized a derivative liability pursuant to the share purchase agreement with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015, whereby the Company shall pay 55 troy ounces of gold to Marlin Gold on each of the first three anniversaries of the closing date of the agreement (or its U.S. dollar equivalent), for a total of 165 troy ounces of gold. The derivative liability fluctuates with the gold spot prices resulting in the recognition of gains and losses in profit or loss in which the Company has not hedged the payable gold ounces. (Notes 6 and 10). Based upon the net exposure as at December 31, 2015 and assuming all other variables remain constant, a 20% depreciation or appreciation of the gold spot prices could result in a decrease/increase of approximately $35,000 (2014 - $Nil) in the Company’s net losses.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Acquisition of Oro Silver Resources Ltd.

On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver. The terms of the Share Purchase Agreement include the following:

-	On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries;

-	Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-	Marlin Gold invested CAD$100,000 in the Company’s private placement at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 13(b)(ii)); and

-	Marlin Gold nominated one person to the Company’s Board of Directors.

The Share Purchase Agreement is considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver does not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values:

Oro Silver Resources Ltd.

Assets:
Cash	$ 8
Receivables and prepaids	53
Equipment	25
Mineral property interest	1,120

Liabilities:
Accounts payables and other accrued liabilities	(1)

Total	$ 1,205

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Acquisition of Oro Silver Resources Ltd. (continued)

Consideration given:

Share consideration:
Number of shares issued	19,000,000
Deemed value per share	$ 0.0000535
		$ 1,017
Derivative liability:
Number of payable troy ounces of gold	165
Spot price per troy ounce	$ 1.142
		188
Total consideration		$ 1,205

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests

	British Columbia (Canada)		Mexico
	New Polaris	Windfall Hills	El Compas	Total
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 6 and 7(b))

Acquisition Costs:

Balance, December 31, 2013	$ 3,892	$ 408	$ -	$ 4,300
Additions	-	27	-	27
Foreign currency translation adjustment	(16)	(34)	-	(50)
Balance, December 31, 2014	3,876	401	-	4,277
Acquisition of subsidiary	-	-	1,120	1,120
Additions	-	3	-	3
Foreign currency translation adjustment	(25)	(65)	6	(84)
Balance, December 31, 2015	$ 3,851	$ 339	$ 1,126	$ 5,316

Deferred Exploration Expenditures:

Balance, December 31, 2013	$ 7,938	$ 92	$ -	$ 8,030
Additions	23	352	-	375
Foreign currency translation adjustment	(871)	(7)	-	(878)
Balance, December 31, 2014	7,090	437	-	7,527
Acquisition of subsidiary	-	-	-	-
Additions (recoveries), net of recoveries	23	(11)	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	(1,627)
Balance, December 31, 2015	$ 5,556	$ 356	$ 183	$ 6,095

Mineral property interests:
Balance, December 31, 2014	$ 10,966	$ 838	$ -	$ 11,804
Balance, December 31, 2015	9,407	695	1,309	11,411

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada:

(i) New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2015 include a reclamation bond for $182,000 (2014 - $217,000).

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

The Company had received the CAD$500,000 for Stage One. As at December 31, 2015, funds of US$69,000 remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company’s New Polaris project until PanTerra receives the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. The Company does not agree with their position. The Company and PanTerra continue to be in communication regarding this matter, and an extension or a resolution has not yet been negotiated.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(ii) Windfall Hills:

In April 2013, the Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

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

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(b)	Mexico:

El Compas:

The Company acquired the El Compas project located in Zacatecas, Mexico, pursuant to the Share Purchase Agreement with Marlin Gold by way of the acquisition of a 100% interest in Oro Silver (Note 6). On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them. (Notes 6 and 10)

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement include the following:

•	Lease term is 5 years with the right to extend for another 5 years;
•	The Company assumed responsibility for the plant as of January 29, 2016;
•	The Company will pay a monthly lease payment of $7,715 (MXP 136,000); and
•	Grace period of 6 months to allow time for plant refurbishing.

(c)	Expenditure options:

As at December 31, 2015, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Number of	Number of
	Shares	Troy Ounces of Gold (1)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	150,000	-

El Compas (Notes 6, 7(b) and 10):
October 30, 2016	-	55
October 30, 2017	-	55
October 30, 2018	-	55

	150,000	165

(1) Payable in troy ounces of gold or the U.S. dollar equivalent.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Mineral Property Interests (continued)

(d)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)	Realization of assets:

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

(f)	Environmental:

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

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Equipment

		Field	Office
	Building	Equipment	Equipment	Total
Cost:
Balance, December 31, 2013	$ -	$ -	$ 9	$ 9
Adjustments	-	-	-	-
Balance, December 31, 2014	-	-	9	9
Add:
Acquisition of subsidiary (Note 6)	7	17	1	25
Foreign currency translation adjustment	-	-	(1)	(1)
Balance, December 31, 2015	7	17	9	33

Accumulated amortization:
Balance, December 31, 2013	-	-	6	6
Add: Amortization	-	-	1	1
Balance, December 31, 2014	-	-	7	7
Add:
Amortization	-	-	1	1
Balance, December 31, 2015	-	-	8	8

Net book value:
Balance, December 31, 2014	$ -	$ -	$ 2	$ 2
Balance, December 31, 2015	$ 7	$ 17	$ 1	$ 25

9.	Long-Term Investments

As at December 31, 2015, the Company had an interest of 7% in Aztec (2014 – 7%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they were recorded at cost, net of any write-downs.

In 2013, the Company wrote-down its investment in Aztec to a nominal value of CAD$100. In October 2014, the Company received 358,000 shares from Aztec in settlement of debt owed to the Company which the Company had written off in 2013.

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Derivative Liability

Derivative Liability
	October 30, 2015	December 31, 2015	(Gain) Loss on
	Acquisition of		Derivative Liability
Oro Silver

Number of payable troy ounces of gold	165	165
Spot price per troy ounce of gold	$ 1.142	$ 1.062
Balance	$ 188	$ 175	$ (13)

On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries pursuant to the Share Purchase Agreement (Note 6). The estimated fair value is based on the spot market price of gold at the period end.

11.	Notes Payable

Balance, December 31, 2013	$ 131

Add:
Interest during the year	1

Less:
Repayment of:
Principal	121
Interest	7
Foreign currency translation adjustment	4
132

Balance, December 31, 2015 and 2014	$ -

In fiscal 2013, the Company received demand loans of $126,000 from two directors of the Company, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, the Company repaid all principal and interest in full settlement of outstanding demand loans.

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Flow Through Tax Indemnification and Derecognition of Liabilities

In 2010, certain exploration expenditures incurred in 2007 were disallowed as Canadian exploration expenditures (“CEE”) for flow-through purposes in which the Company recognized a provision for flow through indemnification at that time. In 2013, the Company determined that it was improbable that any further cash outlays would be required, and therefore the Company derecognized the provision for flow through indemnification for these expenditures.

In 2013, the Company also derecognized a provision of $99,000 by writing off certain liabilities related to an exploration project which was written off in 2008.

In 2015, the Company incurred a shortfall of CAD$14,000 in CEE for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2015 and included in accounts payable and accrued liabilities.

13.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)	In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the units in the private placement.

(ii)	On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 6).

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(b)	Issued: (continued)

(ii)	(continued)

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

On October 8, 2015, the Company entered into the Share Purchase Agreement with Marlin Gold which closed on October 30, 2015 whereby the Company issued 19 million common shares at a value of CAD$0.07 per share to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly-owned Mexican subsidiary, Minera Oro Silver (Note 6).

(iii)	On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016; in August 2015, 8.45 million warrants had their expiry date extended to July 31, 2017 (Note 13(d)). Finder’s fees of CAD$22,500 were paid for the private placement.

In March and April 2014, the Company closed a private placement in two tranches totalling 19.6 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.96 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 per share for a three year period. On March 18, 2014, the Company closed the first tranche for 10.6 million units for CAD$1.06 million, and paid CAD$66,170 in cash and issued 661,718 in warrants as finders’ fees. In August 2015, 5.9 million warrants had their expiry date extended to September 18, 2018 (Note 13(d)). On April 3, 2014, the Company closed the second tranche for 9 million units for CAD$900,000, and paid CAD$6,070 in cash and issued 60,725 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. In August 2015, 4.2 million warrants had their expiry date extended to October 3, 2018 (Note 13(d)).

On July 9, 2014, the Company closed a private placement for 5 million units at CAD$0.08 per unit for gross proceeds of CAD$400,000. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until July 9, 2016. The Company expended funds of CAD$386,000 for flow through purposes (Note 12).

(iv)	In May 2013, the Company issued 2 million shares at a value of CAD$0.10 per share for the acquisition of 100% interests in the Windfall Hills properties. Note 7(a)(ii) provides further details.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

Canarc Resource Corp.	Page 33

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 11,920,000 common shares are outstanding as at December 31, 2015. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015		2014		2013
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	10,130,000	$0.10	8,325,000	$0.11	9,999,000	$0.15
Granted	5,950,000	$0.06	4,550,000	$0.09	2,000,000	$0.08
Exercised	-	-	-	-	(769,000)	$0.10
Cancelled for share appreciation rights	-	-	-	-	(700,000)	$0.10
Forfeited	(245,000)	$0.11	(175,000)	$0.10	(160,000)	$0.12
Expired	(3,915,000)	$0.12	(2,570,000)	$0.11	(2,045,000)	$0.25
Outstanding balance, end of year	11,920,000	$0.08	10,130,000	$0.10	8,325,000	$0.11

Exercise price range (CAD$)	$0.05 - $0.145		$0.05 - $0.145		$0.08 - $0.145

Canarc Resource Corp.	Page 34

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2015:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2015	(Number of Years)	(CAD$)	Dec 31, 2015	(Number of Years)	(CAD$)

$0.135	160,000	0.51	$0.135	160,000	0.51	$0.135
$0.145	105,000	1.46	$0.145	105,000	1.46	$0.145
$0.08	1,525,000	2.49	$0.08	1,525,000	2.49	$0.08
$0.05	500,000	3.04	$0.05	400,000	3.04	$0.05
$0.10	3,680,000	3.54	$0.10	2,220,000	3.54	$0.10
$0.06	5,950,000	4.94	$0.06	1,487,500	4.94	$0.06
	11,920,000	4.02	$0.08	5,897,500	3.47	$0.08

 During the year ended December 31, 2015, the Company recognized share-based payments of $161,000 (2014 - $209,000 and 2013 - $72,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

		December 31,
	2015	2014	2013

Directors and officers	$ 153	$ 205	$ 76
Employees	8	4	5
Consultants	-	-	(9)

	$ 161	$ 209	$ 72

Canarc Resource Corp.	Page 35

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2015	2014	2013

Number of stock options granted	5,950,000	4,550,000	2,000,000
Fair value of stock options granted (CAD$)	$0.05	$0.08	$0.06

Market price of shares on grant date (CAD$)	$0.06	$0.09	$0.08
Pre-vest forfeiture rate	19.64%	5.29%	3.54%
Risk-free interest rate	0.75%	1.38%	1.71%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	140%	118%	117%
Expected option life in years	4.24	4.48	4.52

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In June 2012, the Company granted 1,460,000 stock options to directors, officers and employees with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and any remaining outstanding stock options were vested as at December 8, 2015.

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

Canarc Resource Corp.	Page 36

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

In May 2015, certain directors and officers of the Company cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates ranging from September 2015 to June 2017.

In December 2015, the Company granted 5,950,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of December 8, 2020, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(d)	Warrants:

On March 3, 2016, the Company issued 8.85 million warrants with an exercise price of CAD$0.12 and an expiry date of March 3, 2019 from the first tranche of the private placement. On March 14, 2016, the Company issued 2.65 million warrants with an exercise price of CAD$0.12 and an expiry date of March 14, 2019 from the second and final tranche of the private placement. (Note 13(b)(i)).

Canarc Resource Corp.	Page 37

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2015, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2014	Issued	Exercised	Expired	December 31, 2015

$0.20	September 28, 2015 (1)	11,300,000	-	-	(11,300,000)	-

$0.20	September 28, 2015 (1), (2)	904,000	-	-	(904,000)	-

$0.20	December 19, 2015 (1)	4,500,000	-	-	(4,500,000)	-

$0.20	January 11, 2016 (1), (7)	600,000	-	-	-	600,000

$0.20	January 18, 2016 (1), (7)	1,000,000	-	-	-	1,000,000

$0.10	January 31, 2016 (7)	550,000	-	-	-	550,000

$0.10	July 31, 2017 (3)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (3)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (3), (4)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (3)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (3), (5)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	-	5,749,443	-	-	5,749,443

$0.08	September 21, 2018 (6)	-	594,844	-	-	594,844

$0.08	October 30, 2018	-	833,333	-	-	833,333

		40,335,498	7,177,620	-	(16,704,000)	30,809,118

Canarc Resource Corp.	Page 38

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

(3)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(4)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(7)	These warrants expired unexercised in January 2016.

Canarc Resource Corp.	Page 39

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2014, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	December 31, 2014

$0.20	September 28, 2015 (1)	11,300,000	-	-	-	11,300,000

$0.20	September 28, 2015 (1), (2)	904,000	-	-	-	904,000

$0.20	December 19, 2015 (1)	4,500,000	-	-	-	4,500,000

$0.15 /	until January 11, 2015	600,000	-	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	1,000,000	-	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

$0.10	January 31, 2016	-	9,000,000	-	-	9,000,000

$0.15	March 18, 2017	-	5,309,055	-	-	5,309,055

$0.15	March 18, 2017 (3)	-	661,718	-	-	661,718

$0.15	April 3, 2017	-	4,500,000	-	-	4,500,000

$0.15	April 3, 2017 (4)	-	60,725	-	-	60,725

$0.15	July 9, 2016	-	2,500,000	-	-	2,500,000

		18,304,000	22,031,498	-	-	40,335,498

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 40

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%.

At December 31, 2013, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

$0.15 /	until September 28, 2014	11,300,000	-	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	904,000	-	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	4,500,000	-	-	-	4,500,000
$0.20	expiry December 19, 2015 (1)

$0.15 /	until January 11, 2015	-	600,000	-	-	600,000
$0.20	expiry January 11, 2016 (1)

$0.15 /	until January 18, 2015	-	1,000,000	-	-	1,000,000
$0.20	expiry January 18, 2016 (1)

		16,704,000	1,600,000	-	-	18,304,000

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

Canarc Resource Corp.	Page 41

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

(e)	Common shares reserved for issuance:

	Number of Shares
	December 31,
	2015	2014

Stock options (Note 13(c))	11,920,000	10,130,000
Warrants (Note 13(d))	30,809,118	40,335,498

Balance	42,729,118	50,465,498

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

Canarc Resource Corp.	Page 42

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Corporate Development and General and Administrative

		Years ended December 31,
	2015	2014	2013

Corporate Development:
Geology	$ 3	$ 3	$ 18
Legal	4	118	-
Metallurgy	-	25	-
Salaries and remuneration	5	106	-
Sundry	-	5	-
Travel and transportation	30	88	1
	$ 42	$ 345	$ 19

General and Administrative:
Accounting and audit	$ 26	$ 24	$ 24
Legal	18	79	30
Office and sundry	61	77	54
Regulatory	56	70	58
Rent	33	40	57
	$ 194	$ 290	$ 223

Canarc Resource Corp.	Page 43

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2015, 2014 and 2013:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2015	2014	2013	2015	2014

Key management compensation:
Executive salaries and remuneration (1)	$ 415	$ 441	$ 428	$ (190)	$ (203)
Severance	141	136	-	(130)	(4)
Directors fees	11	18	29	(3)	(198)
Share-based payments	153	205	76	-	-
	$ 720	$ 800	$ 533	$ (323)	$ (405)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 59	$ 102	$ 67	$ (145)	$ (172)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	38	(74)	59	(102)	(141)

Write-down of long-term investments (4)	-	-	91	-	-

Write-off of receivables (5)	-	-	54	-	-

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2) Includes legal fees which are included in share issuance expenses.

(3)	The company(ies) include Aztec, BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.

(4)	The Company wrote-down its investment in Aztec to a nominal value of CAD$100 in 2013. Note 9 provides further details.

(5)	The Company wrote-off receivables from Aztec and BYG in 2013. Note 9 provides further details.

Canarc Resource Corp.	Page 44

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Related Party Transactions (continued)

The above transactions are incurred in the normal course of business. Notes 6, 7(b), 10 and 13(b)(ii) provide disclosure for the acquisition of Oro Silver from Marlin Gold, Note 9 for investments in Aztec, Note 11 for demand loans with certain related parties, and Note 13(b)(ii) for shares-for-debt settlements with certain officers and directors.

16.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and Mexico, as follows:

	December 31, 2015			December 31, 2014
	Canada	Mexico	Total	Canada	Total

Restricted cash	$ 69	$ -	$ 69	$ -	$ -
Mineral property interests	10,102	1,309	11,411	11,804	11,804
Equipment	1	24	25	2	2

17.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2015	2014

Net loss for the year	$ (932)	$ (1,831)
Canadian statutory tax rate	26.0%	26.0%

Income tax benefit computed at statutory rates	$ (242)	$ (476)
Temporary differences	(30)	220
Items non-deductible for income tax purposes	43	49
Unused tax losses and tax offsets not recognized in tax asset	1,556	207
Under (over) provided in prior years	(1,378)
Impact of foreign exchange on tax assets and liabilities	51
Effect of change in tax rate	-	-

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

Canarc Resource Corp.	Page 45

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	Deferred Income Taxes (continued)

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2015 and 2014 are presented below:

	December 31,
	2015	2014

Deferred tax assets
Non-capital losses carried forward	$ 83	$ 38
Deferred tax assets	83	38

Deferred tax liabilities
Book value over tax value of property, plant and equipment	(8)	-
Book value over tax value of mineral properties	(75)	(38)
Deferred tax liabilities	(83)	(38)

Net deferred tax assets	$ -	$ -

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2015	2014

Non-capital losses	$ 16,102	$ 8,748
Capital losses	184	8
Available for sale securities	42	50
Share issue costs	207	228
Tax value over book value of mineral properties	6,262	482
Tax value over book value of equipment	1,184	1,434
Unrecognized deductible temporary differences	$ 23,981	$ 10,950

Canarc Resource Corp.	Page 46

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	Deferred Income Taxes (continued)

(c)	(continued)

As at December 31, 2015, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2016	$ 53
2017	2,298
2018	3,876
2019	736
2020	1,198
2021	1,246
2022	87

2026	497
2027	1,020
2028	125
2029	947
2030	474
2031	766
2032	822
2033	269
2034	805
2035	1,175

$ 16,394

Canarc Resource Corp.	Page 47

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2015, 2014 and 2013

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE                                     #301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Martin Burian

Deepak Malhotra

Akiba Leisman

Leonard Harris

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

Philip Yee ~ Chief Financial Officer and Corporate Secretary (Interim)

REGISTRAR AND                              Computershare Investor Services Inc.

TRANSFER AGENT                           3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND                            Axium Law Corporation

REGISTERED OFFICE                     #910 – 800 West Pender Street

Vancouver, BC, Canada, V6C 2V6

SHARES LISTED                               Trading Symbols

TSX:	CCM
OTC-QB:	CRCUF
DBFrankfurt:	CAN

Canarc Resource Corp.	Page 48

XHIBIT 8-1

LIST OF MATERIAL SUBSIDIARIES

The Registrant carries on its business in large part through its subsidiaries. The Registrant has a number of direct or indirect wholly or majority owned subsidiaries as follows:

Minera Oro Silver de Mexico SA de CV is a company duly incorporated under the laws of Mexico on November 16, 2006. The Registrant owns 100% of its issued and outstanding shares.

Oro Silver Prestadora SA de CV is a company duly incorporated under the laws of Mexico on December 3, 2015. The Registrant owns 100% of its issued and outstanding shares.

New Polaris Gold Mines Ltd. (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly-owned subsidiary of the Registrant incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc. The Registrant owns 100% of the issued and outstanding shares.