Form 20-F
period 2016-12-31
CANARC RESOURCE CORP
filed 2017-04-27
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2016
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 217,189,597 common shares as at December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                            Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.           Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).                             Yes ☐ No 

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer and an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☑ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued Other ☐

by the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

TABLE OF CONTENTS

PART I	10
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	10
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	10
ITEM 3. KEY INFORMATION	10
3.A Selected Financial Data	10
3.B Capitalization and Indebtedness	13
3.C Reasons for the Offer and Use of Proceeds	13
3.D Risk Factors	13
ITEM 4. INFORMATION ON THE COMPANY	27
4.A History and Development of the Company	27
4.B Business Overview	39
4.C Organizational Structure	45
4.D Property, Plants and Equipment	45
ITEM 4A. UNRESOLVED STAFF COMMENTS	65
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	65
5.A Operating Results	66
5.B Liquidity and Capital Resources	76
5.C Research and Development, Patents and Licenses, etc.	82
5.D Trend Information	82
5.E Off-Balance Sheet Arrangements	82
5.F Tabular Disclosure of Contractual Obligations	83
5.G Safe Harbor	85
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	86

6.A Directors and Senior Management	86
6.B Compensation	89
6.C Board Practices	97
6.D Employees	106
6.E Share Ownership	106
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	112
7.A Major Shareholders	112
7.B Related Party Transactions	114
7.C Interests of Experts and Counsel	117
ITEM 8. FINANCIAL INFORMATION	117
8.A Consolidated Statements and Other Financial Information	117
8.B Significant Changes	120
ITEM 9. THE OFFER AND LISTING	120
9.A Offer and Listing Details	120
9.B Plan of Distribution	124
9.C Markets	125
9.D Selling Shareholders	125
9.E Dilution	125
9.F Expenses of the Issue	125
ITEM 10. ADDITIONAL INFORMATION	125
10.A Share Capital	126
10.B Notice of Articles and Articles of Association	126
10.C Material Contracts	134
10.D Exchange Controls	137
10.E Taxation	144
10.F Dividends and Paying Agents	144

10.G Statement by Experts	144
10.H Documents on Display	144
10.I Subsidiary Information	145
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	147
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	150
PART II	151
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	151
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	151
ITEM 15. CONTROLS AND PROCEDURES	151
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	153
16.A Audit Committee Financial Expert	153
16.B Code of Ethics	153
16.C Principal Accountant Fees and Services	154
16.D Exemptions from the Listing Standards for Audit Committees	154
16.E Purchases of Equity Securities by the Registrant and Affiliated Purchasers	155
16.F Change in Registrant's Certifying Accountant	156
16.G Corporate Governance	156
16.H Mine Safety Disclosure	156
PART III	157
ITEM 17. FINANCIAL STATEMENTS	157
ITEM 18. FINANCIAL STATEMENTS	157
ITEM 19. EXHIBITS	158

CAUTION – FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward looking statements concern the Registrant’s anticipated results and developments in the Registrant’s operations in future periods, planned exploration and development of its mineral property interests, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

1 Canarc Resource Corp. Form 20-F

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars. For the years ended December 31, 2016, 2015, and 2014, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”). For the years ended December 31, 2013 and 2012, which annual audited consolidated financial statements are not presented in this Annual Report, we prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2 Canarc Resource Corp. Form 20-F

CURRENCY

Unless we otherwise indicate in this Annual Report on Form 20-F, all references to "Canadian Dollars" or "CAD$" are to the lawful currency of Canada, and all references to "U.S. Dollars" or "US$" are to the lawful currency of the United States.

3 Canarc Resource Corp. Form 20-F

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
4 Canarc Resource Corp. Form 20-F

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
indicated resource - means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” below.
inferred resource - means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” below.
laterite - highly weathered residual superficial soils and decomposed rocks, rich in iron and aluminum oxides, that are characteristically developed in tropical climates.
lode mining – mining of ore, typically in the form of veins or stockworks.
5 Canarc Resource Corp. Form 20-F

measured resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” below.
mesothermal – used to describe hydrothermal mineral deposits, typically in veins, formed at higher temperatures and pressures deeper than 1 km of the earth’s surface.
mineral reserve means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” below.
mineral resource – a body of mineralized material which has not yet been determined to be ore, and the potential for mining of which has not yet been determined; categorized as possible, probable and proven, according to the degree of certainty with which their grade and tonnage are known; sometimes referred to as a “geological resource” or “mineral inventory”. Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” below.
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
probable reserve - the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” below.
6 Canarc Resource Corp. Form 20-F

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
prospect – an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria proven reserve means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. Cautionary Note to U.S. Investors: Please review the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” below.
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
7 Canarc Resource Corp. Form 20-F

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

8 Canarc Resource Corp. Form 20-F

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The mineral reserve and resource information in this annual report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

9 Canarc Resource Corp. Form 20-F

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

3.A      Selected Financial Data

The following selected financial data and information (stated in United States dollars) with respect to the last five fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been derived from Canarc’s audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are set out and included in Item 18 of this annual report on Form 20-F. The selected financial data and the information of the Company as at December 31, 2013 and 2012 and for the years then ended in the following table was derived from the audited consolidated financial statements of the Company which are not presented in this Annual Report on Form 20-F.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled “Item 3. Key Information – D. Risk Factors” and ‘‘Item 5 — Operating and Financial Review and Prospects.’’

10 Canarc Resource Corp. Form 20-F

IFRS
Selected Financial Information		As at and for the years ended December 31
(stated in thousands of U.S. dollars, except per share amounts)		2016	2015	2014	2013	2012

(a)	Total revenues (1)	$ -	$ -	$ -	$ -	$ -

(b)	Other incomes (2)	$ 3,205	$ -	$ -	$ -	$ 77

(c)	Income (loss) before discontinued operations and extraordinary items:
	(i) Total	$ 1,965	$ (927)	$ (1,831)	$ (1,377)	$ (1,206)
	(ii) Basic earnings (loss) per share	$ 0.01	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
	(iii) Diluted earnings (loss) per share	$ 0.01	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

(c)	Income (loss) from discontinued operations:
	(i) Total	$ 4,826	$ (5)	$ -	$ -	$ -
	(ii) Basic earnings (loss) per share	$ 0.02	$ -	$ -	$ -	$ -
	(iii) Diluted earnings (loss) per share	$ 0.02	$ -	$ -	$ -	$ -

(d)	Net income (loss):
	(i) Total	$ 6,791	$ (932)	$ (1,831)	$ (1,377)	$ (1,206)
	(ii) Basic earnings (loss) per share	$ 0.03	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
	(iii) Diluted earnings (loss) per share	$ 0.03	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

(e)	Total assets	$ 19,708	$ 11,941	$ 12,564	$ 12,488	$ 13,983

(f)	Total long-term debt (3)	$ -	$ 117	$ -	$ -	$ -

(g)	Shareholders' equity (net assets)	$ 19,607	$ 10,814	$ 11,650	$ 11,412	$ 13,054

(h)	Dividends per share	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	269,990,736	234,349,675	207,901,803	141,447,195	136,945,171
	Number of common shares	217,189,597	191,620,557	157,436,305	114,818,195	110,242,171

(1)	Canarc has no sources of operating revenues.
11 Canarc Resource Corp. Form 20-F

(2)	Other income includes changes in the fair values of marketable securities and gains from the disposition of marketable securities, if any, and investment and other income.

(3)	Canarc has no preferred shares.

The Company is involved with mineral exploration and does not have any sources of operating revenues.

On April 21, 2017, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.3505.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
October	2016	1.3434	1.3005
November	2016	1.3588	1.3298
December	2016	1.3598	1.3081
January	2017	1.3458	1.2969
February	2017	1.3297	1.2981
March	2017	1.3535	1.3265
April 1 to 21	2017	1.3525	1.3229

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

12 Canarc Resource Corp. Form 20-F

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2012	1.0443	0.9642	0.9996	0.9949
2013	1.0704	0.9838	1.0298	1.0617
2014	1.1672	1.0589	1.1045	1.1601
2015	1.4003	1.1679	1.2787	1.3840
2016	1.4661	1.2497	1.3248	1.3427
2017 (January 1 to April 21, 2017)	1.3535	1.2969	1.3264	1.3505

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

13 Canarc Resource Corp. Form 20-F

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

The Registrant’s ability to continue as a going concern is in doubt and the Registrant’s planned operations will require future financing and there is no assurance given by the Registrant that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

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

14 Canarc Resource Corp. Form 20-F

As noted in its audited consolidated financial statements for the year ended December 31, 2016 the Registrant has no operating revenues, has incurred significant operating losses in fiscal years prior to 2016, and has an accumulated deficit of approximately $44.1 million at December 31, 2016. Furthermore, the Registrant lacks sufficient funds to achieve the Registrant’s planned business objectives. The Registrant’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Registrant to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Registrant’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2016 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Registrant’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

15 Canarc Resource Corp. Form 20-F

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

Mineral operations are subject to market forces outside of the Registrant’s control which could negatively impact the Company’s operations.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

There is no assurance given by the Registrant that it owns legal title to its mineral property interests.

The acquisition of title to mineral property interests is a very detailed and time-consuming process. Title to any of the Registrant’s mining concessions may come under dispute. While the Registrant has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Registrant has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Registrant’s mineral property interests. The mineral property interests may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Registrant’s mineral property interests are located. To the best of the knowledge of the Registrant, although the Registrant understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga’a Tribal Council (which may encompass the Eskay Creek property), no legal actions have been formally served on the Registrant to date asserting such rights with respect to mining properties in which the Registrant has an interest. Three First Nations bands (namely, Cheslatta Carrier Band, Nee-Tahi-Buhn Band and the Skin Tyee Nation Band) have claims in the Windfall Hills property.

16 Canarc Resource Corp. Form 20-F

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

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

The Registrant is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations. Any shortage of such supplies, equipment and parts could have a material adverse effect on the Registrant’s ability to carry out its operations and therefore limit or increase the cost of potential future production.

17 Canarc Resource Corp. Form 20-F

The Registrant’s directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Registrant that its directors and officers will not have conflicts of interest from time to time.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In particular, Bradford Cooke, a Director of the Registrant, is also a Director of Aztec Metals Corp. (“AzMet”), Aztec Minerals Corp. (“AzMin”) and Endeavour Silver Corp. (“Endeavour”), companies in which the Registrant previously owned or currently owns shares. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Registrant’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Registrant are required to act honestly, in good faith and in the best interests of the Registrant. In determining whether or not the Registrant will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Registrant may be exposed and its financial position at that time.

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

18 Canarc Resource Corp. Form 20-F

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

As a current and prior holder of interests in U.S. mineral properties, the Registrant may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”). CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment. CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off-site facility from which a release has occurred or is threatened. Under CERCLA’s strict joint and several liability provisions, the Registrant could potentially be liable for all remedial costs associated with property that it currently or previously owned or operated regardless of whether the Registrant’s activities are the actual cause of the release of hazardous substances. Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources. The Registrant’s one prior property was located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings). Releases from such facilities or from any of the Registrant’s current and prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs. In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Registrant to CERCLA liability. The Registrant’s current and prior U.S. properties are not, to the Registrant’s knowledge, currently listed or proposed for listing on the National Priority List and the Registrant is not aware of pending or threatened CERCLA litigation which names the Registrant as a defendant or concerns any of its current or prior U.S. properties or operations. The Registrant cannot predict the potential for future CERCLA liability with respect to its current or prior U.S. properties, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its current and prior properties.

To the best of the Registrant’s knowledge, the Registrant is operating in compliance with all applicable environmental and regulatory regulations.

19 Canarc Resource Corp. Form 20-F

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on the Company, and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact the Company’s ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in its industry could harm its reputation. The potential physical impacts of climate change on the Company’s operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, potential production and financial performance of the Company’s operations.

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

20 Canarc Resource Corp. Form 20-F

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

21 Canarc Resource Corp. Form 20-F

Certain of the Registrant’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Registrant and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Registrant and its joint venture partners to obtain any required production financing for its mineral properties.

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

22 Canarc Resource Corp. Form 20-F

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

23 Canarc Resource Corp. Form 20-F

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this Annual Report on Form 20-F, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

24 Canarc Resource Corp. Form 20-F

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Risks Related to the Registrant’s Common Shares

The Registrant does not intend to pay dividends.

The Registrant has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

The volatility of the Registrant’s common shares could cause investor loss.

25 Canarc Resource Corp. Form 20-F

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

26 Canarc Resource Corp. Form 20-F

Possible dilution to current shareholders based on outstanding options and warrants.

At December 31, 2016, Canarc had 217,189,597 common shares and 16,445,000 outstanding share purchase options and 36,356,139 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares. At December 31, 2016, securities that could be dilutive represented approximately 24.3% of Canarc’s issued shares. Certain of these dilutive securities were exercisable at prices below the December 31, 2016 closing market price of CAD$0.08 for Canarc’s shares, which accordingly would result in dilution to existing shareholders.

ITEM 4. INFORMATION ON THE COMPANY

The Registrant is a Canadian mineral exploration company and is subject to National Instrument 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects. It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its material mineral projects. In addition to other matters, it sets out strict guidelines for the classification of and use of the terms “mineral resource” and “mineral reserve” and it requires all technical disclosure on all material properties to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association. The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/policy.asp?id=2884&scat=4&title=4%20-%20Distribution%20Requirements.

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

27 Canarc Resource Corp. Form 20-F

The Registrant is a reporting company in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia. The Registrant became a reporting issuer under the United States Securities Exchange Act of 1934, as amended, upon filing its registration statement on Form 20-F dated October 9, 1990 with the Securities and Exchange Commission.

Business Address

Office address:                                     #301 - 700 West Pender Street

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

Phone: (604) 685-6100

Introduction

The Registrant commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties. The Registrant currently owns or holds, directly or indirectly, interests in several precious metal properties, as follows:

-         New Polaris property (British Columbia, Canada),

-         Windfall Hills property (British Columbia, Canada),

-          FG Gold property (British Columbia, Canada), and

-          Fondaway Canyon property (Nevada, USA) which was acquired in March 2017,

of which the New Polaris property is the material mineral property of the Registrant.

28 Canarc Resource Corp. Form 20-F

In its consolidated financial statements prepared in accordance with IFRS, the Registrant has capitalized costs, net of recoveries and write-downs, of approximately $10.5 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2016 and are summarized as follows for the past three fiscal years:

		2016			2015			2014
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$ 3,858	$ 5,817	$ 9,675	$ 3,851	$ 5,556	$ 9,407	$ 3,876	$ 7,090	$ 10,966
Windfall Hills	349	447	796	339	356	695	401	437	838
FG Gold (1)	19	6	25	-	-	-	-	-	-

Zacatecas (Mexico):
El Compas (2)	-	-	-	1,126	183	1,309	-	-	-

	$ 4,226	$ 6,270	$ 10,496	$ 5,316	$ 6,095	$ 11,411	$ 4,277	$ 7,527	$ 11,804

(1)	Canarc entered into a property option agreement in August 2016 for the FG Gold property in which Canarc can earn up to a 75% interest. Item 4.D provides further details.

(2)	The El Compas property was acquired in October 2015 and was previously a material mineral property of Canarc until it was sold to Endeavour in May 2016. Item 4.D provides further details.

Further information and details regarding Canarc’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2016 and to the date of this Form 20-F, the Registrant had been engaged in exploration and development of precious metal projects in Canada and previously in Mexico and more recently in the U.S. The major events in the development of the Registrant’s business over the last three years are set out below. Information and details regarding the Registrant’s properties are provided in Item 4.D.

29 Canarc Resource Corp. Form 20-F

Letter of Intent with Pan American Goldfields Ltd.

In February 2014, Canarc signed a Letter of Intent (the “LOI”) with Pan American Goldfields Ltd. (“Pan American”) with respect to a business combination whereby Canarc would acquire all of the outstanding common shares of Pan American (the “Transaction”). The main asset of Pan American was its interest in the La Cieneguita mine properties located in Chihuahua State, Mexico.

Pursuant to the terms of the LOI, Canarc had agreed to pay $100,000 to Pan American, following the approval of the Toronto Stock Exchange (the “TSX”); funds of $40,000 were advanced in April 2014 which bore an interest rate of 1% per month and were written off in September 2014 as collectability was doubtful.

In May 2014, as a result of its due diligence, the Company terminated the LOI with Pan American.

Share Exchange Agreement with Santa Fe Gold Corporation

On July 15, 2014, Canarc and Santa Fe Gold Corporation (“Santa Fe”) entered into a Share Exchange Agreement pursuant to which Santa Fe was to issue 66,000,000 shares of its common stock to Canarc, and Canarc was to issue 33,000,000 of its common shares to Santa Fe (the "Share Exchange"). Upon consummation of the Share Exchange, Santa Fe would own approximately 17% of Canarc's outstanding shares and Canarc would own approximately 34% of Santa Fe's outstanding common shares. On October 15, 2014, the conditions precedent set forth in the Share Exchange Agreement were not satisfied and the agreement terminated on that date.

Pursuant to the Share Exchange Agreement, in July 2014, Canarc advanced a promissory note loan of $200,000 to Santa Fe, which initially bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, further funds of $20,000 were advanced to Santa Fe under the promissory note. The promissory note receivable from Santa Fe along with accrued interest was determined to be impaired as collectability was doubtful, and was written off at December 31, 2014. In August 2015, Santa Fe filed voluntary petitions under Chapter 11 of the Bankruptcy Code in U.S. Bankruptcy Court for the District of Delaware, USA. In 2016, Canarc received notice for the distribution of funds from the bankruptcy estate of Santa Fe in which funds of $10,000 were received in 2017. Canarc continues with its efforts to collect the remaining balances owed by Santa Fe.

30 Canarc Resource Corp. Form 20-F

Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement (the “Earn-In Agreement”) with PanTerra Gold (British Columbia) Limited (“PanTerra”), a wholly-owned subsidiary of PanTerra Gold Limited pursuant to which PanTerra was granted a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include a 10,000 m drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 m of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from Canarc within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

Canarc received the CAD$500,000 for Stage One in 2015. As at December 31, 2016, funds of US$35,000 remain for Stage One expenditures as specified pursuant to the agreement between Canarc and PanTerra, which remaining funds were used to settle existing payables for Stage One expenditures in 2017.

In August 2015, PanTerra had informed Canarc that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on Canarc’s New Polaris project until PanTerra received the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

Agreement for the Purchase of All the Shares of Oro Silver Resources Ltd. with Marlin Gold Mining Ltd. and

Purchase and Sale Agreement with Endeavour Silver Corp.

In July 2015, Canarc and Marlin Gold Mining Ltd. (“Marlin Gold”) entered into a letter of intent which resulted in the Agreement for the Purchase of All the Shares of Oro Silver dated October 8, 2015 (the “Share Purchase Agreement”), whereby Canarc acquired 100% of the shares of Marlin Gold’s wholly owned subsidiary, Oro Silver Resources Ltd. (“Oro Silver”), which indirectly owned 100% of the El Compas gold-silver project located in Zacatecas, Mexico, in exchange for the issuance to Marlin Gold of 19 million common shares of Canarc. Canarc’s acquisition of Oro Silver closed on October 30, 2015. The terms of the agreement included the following:

31 Canarc Resource Corp. Form 20-F

-	On each of the first three anniversaries of the closing date of the agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by Canarc to Marlin Gold or to any of its subsidiaries;

-	Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-	Marlin Gold invested CAD$100,000 in Canarc’s private placement of 1.67 million units at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018; and

-	Marlin Gold nominated one person, namely, Mr. Akiba Leisman, to Canarc’s board of directors.

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an insider of Canarc by virtue of having more than 10% (ie. 10.79%) interest in Canarc as at the closing date of October 30, 2015.

The El Compas property is a fully permitted gold silver project located in Zacatecas, Mexico and is comprised of 24 concessions totaling 3,900 hectares.

In October 2015, Canarc commissioned Mining Plus Canada Consulting Ltd. (“Mining Plus”) to complete a NI 43-101 resource report and preliminary economic assessment for the El Compas project to determine the project’s potential viability which was completed in January 2016. Their technical report entitled “NI 43-101 Technical Report for the El Compas Project” (the “El Compas Technical Report”) was authored by J Collins PGeo, N Schunke PEng, S Butler PGeo, L Bascome MAIG and F Wright PEng, who are independent Qualified Persons as defined by NI 43-101, is dated January 19, 2016, and was prepared in compliance with NI 43-101.

In January 2016, Canarc signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico, approximately 20 kilometres from El Compas. Highlights of the lease agreement include the following:

  Lease term was 5 years with the right to extend for another 5 years;
  Canarc had assumed responsibility for the plant as of January 29, 2016;
  Plant was to be exclusively operated by Canarc’s Mexican subsidiary, Minera Oro Silver de Mexico SA de CV;
  Canarc was to pay a monthly lease payment of MXP 136,000;
  Grace period of 6 months was allowed for time for plant refurbishing;
  Power and water were available for plant operations;
  Plant capacity was 500 tonnes per day with the possibility to expand;
  Permitted tailings facilities had a capacity for approximately 1 million tonnes;
  Certain plant refurbishment costs was to be reimbursed to Canarc by lease payment offsets; and
  Canarc was to reserve up to 100 tonnes per day for toll mining of ore produced by local small miners.

32 Canarc Resource Corp. Form 20-F

In March 2016, Canarc entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period which did not advance due to the subsequent sale of the project to Endeavour in May 2016.

On May 6, 2016, Canarc entered into a Purchase and Sale Agreement with Endeavour pursuant to which Canarc sold to Endeavour 100% of the shares of Canarc’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million (the “Sale Transaction”). The Endeavour shares had a deemed price of CAD$4.89 per share, equal to the volume-weighted average trading price on the TSX for the 10 trading-day period immediately prior to May 6, 2016. As additional consideration, Endeavour assumed Canarc’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US dollar equivalent) to Marlin in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by Canarc in connection with its acquisition of El Compas from Marlin. The Sale Transaction closed on May 27, 2016 at which time Canarc received 2,147,239 free-trading common shares of Endeavour with a fair value of CAD$3.99 per share at that date. In conjunction with the closing of the Sale Transaction with Endeavour, Mr. Akiba Leisman, Marlin’s nominee to Canarc’s Board, resigned as a Director of Canarc.

Option Agreement regarding the FG Gold Property with Eureka Resources, Inc.

On August 24, 2016, Canarc entered into the Option Agreement regarding the FG Gold Property with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, Canarc issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. Canarc can earn up to a 75% interest in the FG gold property in two stages.

33 Canarc Resource Corp. Form 20-F

In the first stage, Canarc can earn an initial 51% interest over three years by:

-	incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-	issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-	paying 50% of the annual BC mineral exploration tax credits (“BC METC”) claimed by Canarc to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

In the second stage, Canarc can earn an additional 24% interest for a total interest of 75% over the following two years by:

-	incurring CAD$1.5 million in exploration expenditures;
-	issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-	paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by Canarc to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If Canarc fails to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with Canarc having a 51% interest and Eureka with a 49% interest.

The FG Gold project is located in the historic Cariboo Gold Camp within the Quesnel Trough area of central British Columbia. Mineralization occurs as quartz veins and stringer zones containing coarse free gold and finer grained iron sulphides bearing gold in a broad shear zone conformable to bedding within deformed and metamorphosed Paleozoic sedimentary rocks. The property consists of 33 contiguous mineral claims totalling 10,400 hectares.

Purchase Agreement with American Innovative Minerals, LLC

On February 28, 2017, Canarc entered into the Letter Agreement with AIM and the AIM Securityholders to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a total purchase price of $2 million. Upon execution of the Letter Agreement, Canarc deposited $200,000 “in trust” towards the purchase price. The deposit was only refundable in limited circumstances including where Canarc determined adverse circumstances exist relating to status of title, material encumbrances, corporate standing, financial conditions, environmental liabilities, and litigation. Canarc had the option to either acquire AIM or acquire AIM’s interests in the mineral properties. Certain of the mineral properties are subject to royalties. There was a 30 day due diligence period. The Letter Agreement was to be replaced and superseded by the execution of a definitive agreement on or before March 31, 2017. On March 20, 2017, Canarc entered into the Membership Interest Purchase Agreement (the “AIM Agreement”) with the AIM Securityholders to purchase AIM, and closed the AIM Agreement on the same date.

34 Canarc Resource Corp. Form 20-F

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following:

•	Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon mineralization is contained in a series of 12 steeply dipping en-echelon quartz-sulphide shears outcropping at surface and extending laterally over 1200 m, with drill-proven depth extensions to > 400m. Additional exploration targets include near-surface oxide gold along favourable structural and host rock targets and deeper extensions of the sulphide zones.

•	Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. It has evidence of some historic mining but no records of production are available.

•	Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca. Identified exploration target include breccia pipes and quartz stockwork with untested gold anomalies and untested soil gold anomaly overlying intrusive host rock.

•	Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near Jerritt Canyon.

•	Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Klondex Mining claims surround the project on three sides.

•	Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

•	Lightning Tree property is located in Lemhi County, Idaho on 11 unpatented claims near the Musgrove gold deposit.

•	Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

35 Canarc Resource Corp. Form 20-F

•	A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains two veins and a quartz breccia in altered shale adjacent to intrusive dikes.

•	Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to a new Coleman Canyon gold discovery by Arnevut Resources. Gold anomalies extend onto Eimis property.

•	Silver Peak property is located in Esmeralda County, Nevada on 2 patented (40 acre) mining claims. The property is surrounded by claim blocks held by Scorpio Gold Corporation at the Mineral Ridge mine.

Item 4.D provides further details regarding the Registrant’s mineral property interests.

Others

In November 2013, the TSX had advised Canarc that the TSX was reviewing the eligibility for continued listing on the TSX of the securities of Canarc pursuant to Part VII of the Toronto Stock Exchange Company Manual. Canarc was being reviewed under the Remedial Review Process and had been initially granted 120 days to comply with all requirements for continued listing with subsequent extensions to comply. Specifically Canarc needed to comply with expenditures of CAD$350,000 on exploration or development work on its mineral resource properties and with adequate working capital. For the nine months ended September 30, 2014, Canarc closed private placements for gross proceeds totalling CAD$3.26 million and completed its drilling program for the Windfall Hills property. In September 2014, the TSX confirmed that Canarc satisfied the TSX’s continued listing requirements.

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

36 Canarc Resource Corp. Form 20-F

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

In October 2014, Canarc received 1,074,000 shares from AzMet in settlement of debt owed to Canarc which Canarc had written off in 2013. In December 2014, AzMet consolidated its share capital on a 3-for-1 basis.

In May 2015, certain directors and officers of Canarc cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates from September 2015 to June 2017.

At Canarc’s annual general meeting in June 2015, disinterested shareholders passed two resolutions relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares and debts of up to CAD$127,400 owed to senior officers would be settled by the issuance of up to 2.55 million shares.

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

37 Canarc Resource Corp. Form 20-F

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

In October 2016, Canarc received 576,503 common shares of AzMin, in which AzMet and AzMin completed a distribution by way of a reduction of AzMet’s paid up capital pursuant to Section 74 of the British Columbia Business Corporations Act whereby AzMet distributed all its 11 million common shares of AzMin to its shareholders on the basis of one AzMin share for every two AzMet shares held.

In 2016, Canarc granted the following stock options:

-	3,260,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;
-	3,000,000 stock options to a director, officers and a consultant with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which shall vest only when Canarc closes a material transaction or at the discretion of Canarc’s Board of Directors;
-	1,000,000 stock options to consultants with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which fully vest on grant date; and
-	750,000 stock options to a consultant with an exercise price of CAD$0.11 and an expiry date of September 21, 2021, and which fully vest on December 20, 2016.

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and will terminate on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at Canarc’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. Canarc will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be returned to treasury and cancelled.

38 Canarc Resource Corp. Form 20-F

As at April 21, 2017, Canarc had purchased an aggregate of 380,000 common shares for an aggregate purchase price of CAD$34,250, resulting in an average price of CAD$0.09 per share, and the cancellation of such shares will be completed in due course.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares.

In April 2017, Canarc closed a private placement for 3.8 million flow through common shares at a price of CAD$0.13 per share for gross proceeds of CAD$500,000. Finders fees include 6.5% cash and 6.5% finders fee warrants; each finder fee warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 and has an expiry date of April 21, 2019.

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

The Registrant and its management group have in the past been actively involved in the evaluation, acquisition and exploration of mineral properties in North, Central and South America. Starting with grass roots exploration prospects, it progressed to more advanced properties. To date, the Registrant has not received any operating revenues from its mineral property interests. The Registrant plans to continue exploring and developing its mineral property interests and, if appropriate, the Registrant intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its mineral property interests. The Registrant seeks to identify properties with significant potential and to acquire those properties on the basis of property option agreements relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Registrant. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Registrant’s mineral property interests. Items 3.D and 4.A provide further details.

39 Canarc Resource Corp. Form 20-F

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

Government and environmental regulations

The Registrant’s operations are subject to governmental regulations in Canada and the USA and Mexico, where the Registrant had interests in mineral properties.

The exploration and development of a mining prospect are subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (“EPA”) and the United States Bureau of Land Management (“BLM”) as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, the Registrant is subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

40 Canarc Resource Corp. Form 20-F

Mining Regulation

Federal

On lands owned by the United States, mining rights are governed by the General Mining Law of 1872, as amended, which allows the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the BLM. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals).

Nevada

In Nevada, initial stage surface exploration does not require any permits. Notice-level exploration permits (less than 5 acres of disturbance) are required (through the BLM) to allow for drilling. More extensive disturbance required the application for a receipt of a “Plan of Operations” from the BLM.

In Nevada, the Registrant is also required to post bonds with the State of Nevada to secure environmental and reclamation obligations on private land, with amount of such bonds reflecting the level of rehabilitation anticipated by the then proposed activities.

If the Registrant is successful in the future at discovering a commercially viable mineral deposit on our property interests, then if and when the Registrant commences any mineral production, the Registrant will also need to comply with laws that regulate or propose to regulate our mining activities, including the management and handling of raw materials, disposal, storage and management of hazardous and solid waste, the safety of our employees and post-mining land reclamation.

Environmental Regulation

41 Canarc Resource Corp. Form 20-F

The Registrant’s mineral projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. The development, operation, closure, and reclamation of mining projects in the United States requires numerous notifications, permits, authorizations, and public agency decisions. Compliance with environmental and related laws and regulations requires the Registrant to obtain permits issued by regulatory agencies, and to file various reports and keep records of our operations. Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to the Registrant’s proposed operations may be encountered. The Registrant is currently operating under various permits for activities connected to mineral exploration, reclamation, and environmental considerations. The Registrant’s policy is to conduct business in a way that safeguards public health and the environment. The Registrant believes that its operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where the Registrant operate could require additional capital expenditures and increased operating and/or reclamation costs. Although the Registrant is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

U.S. Federal Laws

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act (“CAA”), as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Any future mining operations by the Registrant may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

42 Canarc Resource Corp. Form 20-F

The National Environmental Policy Act (“NEPA”) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (“EIS”). The United States Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

The Clean Water Act (“CWA”), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act (“SDWA”) and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SWDA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Nevada

Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

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

43 Canarc Resource Corp. Form 20-F

We cannot predict the impact of new or changed laws, regulations or permitting requirements, or changes in the ways that such laws, regulations or permitting requirements are enforced, interpreted or administered. Health, safety and environmental laws and regulations are complex, are subject to change and have become more stringent over time. It is possible that greater than anticipated health, safety and environmental capital expenditures or reclamation and closure expenditures will be required in the future. We expect continued government and public emphasis on environmental issues will result in increased future investments for environmental controls at our operations.

Trends

The cumulative annual average for gold prices per ounce decreased from $1,266 in 2014 to $1,160 in 2015 and then increased to $1,251 in 2016 and closing at $1,282 on April 21, 2017. Gold prices did not achieve new highs in 2016 and 2015 relative to 2014. In 2014, gold prices per ounce reached an annual high of $1,385 in mid-March 2014, but only achieved annual highs of $1,296 in 2015 and $1,366 in 2016. The high for 2017 was $1,284 on April 13, 2017 which is still lower than the annual highs in the prior three years.

During the period from January 2014 to December 2016, the closing market price for Canarc’s shares increased from CAD$0.05 to CAD$0.08 – an increase of 60%, and the high of CAD$0.15 was on January 29, 2016. On April 21, 2017, the closing market share price was CAD$0.11. The lack of financing and the absence of a joint venture partner to advance the New Polaris gold project contributed to the ongoing weaknesses in the market price of Canarc’s shares in early 2014. The Share Exchange Agreement with Santa Fe in July 2014 provided market support but then weakened when the conditions precedent set forth in the agreement were not satisfied in October 2014. In February 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra to advance the New Polaris project but PanTerra declared force majeure in August 2015 and requested an extension until PanTerra received approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016. The market price of Canarc’s shares strengthened in the latter half of 2015 from the acquisition of the El Compas project and such strength continued into 2016 as the project progressed but weakened from the sale of the project to Endeavour even though Canarc realized significant gains from such transaction. Canarc’s share price again strengthened from the property option agreement with Eureka for the FG Gold property in August 2016 and the acquisition of AIM in March 2017. In February 2017, the normal course issuer bid provided a certain baseline support for its market price. Items 4.A and 4.D provide further details.

44 Canarc Resource Corp. Form 20-F

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

AIM U.S. Holdings Corp. is a corporation duly incorporated in the State of Nevada, USA, on March 14, 2017. The Registrant owns 100% of its issued and outstanding shares.

American Innovative Minerals, LLC (“AIM”) is a limited liability company existing pursuant to the laws of Nevada, USA, on January 20, 2011. The Registrant owns 100% membership interest in AIM.

Oro Silver Prestadora SA de CV is a company duly incorporated under the laws of Mexico on December 3, 2015. The Registrant owns 100% of its issued and outstanding shares.

4.D      Property, Plant and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2016):

45 Canarc Resource Corp. Form 20-F

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,858,000	$5,817,000	$9,675,000
Windfall Hills	BC, Canada	100.00%	$349,000	$447,000	$796,000
FG Gold	BC, Canada	75.00%	$19,000	$6,000	$25,000

¹ Subject to any royalties or other interests as disclosed below.

² Previously known as “Polaris-Taku”.

3 Net of recoveries and write-downs.

NOTE: All monetary figures are in terms of U.S.$ unless otherwise noted. See below for further details on each property.

The following is a more detailed description of the mineral properties listed above in which the Registrant has an interest.

Material Mineral Projects

We do not currently have any proven and probable reserves under Industry Guide 7 standards, See “Cautionary Note to United States Investors Concerning Reserve and Resource Estimates” above. The Company’s properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists in any of such properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility. The following is a discussion of the Company’s material mineral properties.

46 Canarc Resource Corp. Form 20-F

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section and certain related exhibits may use the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” at the beginning of this annual report.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section and certain related exhibits may use the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable. See “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” at the beginning of this annual report.

New Polaris Gold Project (British Columbia, Canada)

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

47 Canarc Resource Corp. Form 20-F

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

48 Canarc Resource Corp. Form 20-F

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

49 Canarc Resource Corp. Form 20-F

The deposit represents an important gold resource and follow-up work should include test mining and infill drilling.

Property Description and Location

“The New Polaris (formerly the Polaris-Taku mine) property consisting of a group of 61 contiguous crown grants and one modified grid claim totaling 1,196 ha (2,956 acres) located 96 km (60 miles) south of Atlin, BC and 64 km (40 miles) northeast of Juneau, Alaska. Located at approximately 133º37’W Longitude and 58º42’N Latitude, the deposit lies in close proximity to the “Tulsequah Chief” property of Redcorp on the eastern flank of the Tulsequah River Valley (Figure 6-1).

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

Mining of the AB Vein system and to a lesser extent the Y and C veins was carried out during the 1930s to early 1950s. Much of the former infrastructure has been reclaimed. A $200,000 reclamation bond is in place and it is the writer’s opinion that this adequately covers the cost of reclaiming the original mill site and infrastructure. At this time there is no legal or regulatory requirement to remove or treat the tailings on the property. It is recommended that sampling of the tailings and water be carried out to determine if there acid water or contaminants draining from the tailings and mine workings. As well, sampling of water down stream from the site to determine if drainage form the tailings and waste rock is affecting the water quality of Whitewater Creek or the Tulsequah River. If there is contamination of the waters down stream from the waste dumps and tailings a mitigation plan will be required. The cost of the mitigation will depend upon the level of contamination of the water down stream.

50 Canarc Resource Corp. Form 20-F

Prior to commencing exploration on the property a Notice of Work is required to be submitted to the Mining and Minerals Department of the BC Ministry of Energy and Mines. Work can only commence once approval has been received.”

Location Map

51 Canarc Resource Corp. Form 20-F

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

52 Canarc Resource Corp. Form 20-F

Accessibility, Climate, Locate Resources, Infrastructure and Physiography

“The New Polaris project area lies on the eastern flank of the steep, rugged, Coast Range Mountains. Relief is extreme with elevations ranging from the sea level to 2,600 metres.

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

The climate is one of heavy rainfalls during the late summer and fall months, and comparatively heavy snowfall, interspersed with rain during the winter. The annual precipitation is approximately 1.5 metres of which 0.7 metres occurs as rainfall. The snow seldom accumulates to a depth greater than 1.5 metres on the level. Winter temperatures are not severe and rarely fall below –15ºC. Summer temperatures, in July, average 10ºC with daytime temperatures reaching the high 20’s on occasion. The vegetation is typical of northern temperature rain forest, consisting primarily of fir, hemlock, spruce and cedar forest on the hillsides and aspen and alder groves in the river valley.”

History

53 Canarc Resource Corp. Form 20-F

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

54 Canarc Resource Corp. Form 20-F

In the Author’s opinion, the residual reserves in and around the workings included in the Beacon Hill estimation are unlikely to contribute significantly to any new mining operation. For the most part it is in remnants scattered amongst the old stopes and will be difficult to access and develop.”

Geological Setting

“The New Polaris Mine lies on the western edge of a large body of Upper Triassic Stuhini Group volcanic rocks, which has been intruded by a Jurassic-Cretaceous granodiorite body north of the mine. Older Triassic volcanic rocks and earlier sediments underlie the Stuhini volcanic rocks. The granodiorite is part of the Coast Plutonic Complex (Figure 9-1).

The structural trend in the area is northwest-southeast, paralleling major faults and folds to the east and intrusive alignment to the west. The Triassic volcanic rocks and older sedimentary rocks have been folded and sheared with the Stuhini Group rocks being deformed into broad to isoclinal, doubly plunging symmetrical folds with large amplitudes.”

“Canarc has carried out extensive mapping of the Polaris-Taku property since the early1990’s. The work has been done by a number of employees and contractors and is shown in Figure 9-2. The gold deposit is hosted within an assemblage of mafic (basalt and andesite units) volcanic rocks altered to greenschist metamorphic facies. The orientation of these units is inconclusive because there are no marker beds in the sequence. It is thought that the units are steeply dipping (70º to 80º) to the north based on the orientation of the limestone/basalt interface at the southern portion of the property.

A serpentinite unit is located to the northeast, which was identified in recent (1996/97) drilling and underground mapping. This unit appears to form the eastern extent of the mineralization. The age relationship is unclear, but it is assumed that the serpentinite is a later stage feature possibly associated with tectonism in the area.

The ‘vein’ zones are structurally controlled shear zones and are typified by silicification and carbonatization cross cutting actual quartz-carbonate veins. These zones have sharp contacts with the wall rock and form anastamosing ribbons and dilations. These zones have been deformed several times, which makes original textures difficult to determine. The zones are generally tabular in geometry forming en-echelon sheets within the more competent host lithologies.

55 Canarc Resource Corp. Form 20-F

All of the strata within the property have been subjected to compression, rotation and subsequent extension. The plunge of folds appears to be variable though generally shallow. Small-scale isoclinal folds strike north-northwesterly and plunge moderately to the north. Numerous faults are found on the property, the more significant of which are discussed later.

The possible extension of the Llewellyn fault, termed the South Llewellyn fault, continues south from the Chief Cross fault along mine grid coordinate 4400 East. Slightly north of Whitewater Creek it is offset to the west by an east-west fault, the 101 fault, to continue in a more southeast orientation of the opposite side of Whitewater Creek. This northwest-southeast orientation structure was named the Limestone Fault due to its bedding parallel attitude within a discontinuous limestone/marble horizon. It marks the southwest boundary of the “mine wedge”: the wedge shaped package of rock within which all past production took place. The northern boundary of the “mine wedge” is further defined as mentioned above by the Whitewater Creek Schist Zone, a zone of schistose chlorite-amphibolite-serpentinite less than 300 feet thick. A complex network of brittle faults is also found within this zone.

Three major faults, Numbers 1 and 5, and an unnamed fault, lie within the mine wedge. The No.1 and No.5 faults strike northwest-southeast, dipping approximately 45º to the northeast, and are sub-parallel to the unnamed fault, which dips steeply to the southwest. The No.1 fault has reverse displacement of up to 100 feet while the displacement of the No.5 fault is poorly defined. The southwest dipping, unnamed fault showed no displacement, as it apparently parallels the A-B vein system. The mined out areas indicate the wedge shape, the predominant orientations and continuity of the zones, and the overall plunge of the system to the southeast. An early interpretation of the structure showed that various veins appear to meet and form “junction arcs” where both thickness and grade improve.

Deposit Types

The New Polaris deposit is classified as a mesothermal lode-gold deposit Hodgson, (1993).

“In general, it is quartz-vein-related, with associated carbonatized wall rocks. The deposits are characterized by a high gold/silver ratio, great vertical continuity with little vertical zonation, and a broadly syn-tectonic time of emplacement. They are commonly associated with pyrite, arsenopyrite, tourmaline and molybdenite. Mineralization may occur in any rock type and ranges in form from veins, to veinlet systems, to disseminated replacement zones. Most mineralized zones are hosted by and always related to steeply dipping reverse- or oblique-slip brittle-fracture to ductile-shear zones.”

“The exploration target on the New Polaris project is orogenic lode gold deposits also known as Mesothermal vein deposits. Numerous examples of this type of deposit are known through out the work including the Cambell Red Lake deposits in Ontario and the Bralorne deposit in British Columbia. Past exploration studies have demonstrated that the New Polaris vein systems have all of the attributes of the orogenic vein gold deposit including, but not limited to association with major structural break, quartz-carbonate vein association, low-sulphide assemblage of pyrite and arsenopyrite, chloritic and sericitically altered wall rocks and persistent gold mineralization over a vertical distance of nearly 1 km.”

56 Canarc Resource Corp. Form 20-F

The deposit type and model is considered appropriate for a Mesothermal lode-gold deposit.

Mineralization

“Mineralization of the New Polaris deposit bears strong similarities to many Archean lode gold deposits such as the arsenical gold camp of Red Lake, Ontario where the gold- bearing arsenopyrite is disseminated in the altered rock and in quartz-carbonate stringers.

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

In general, the zones of mineralization ranging from 15 to 250 metres in length with widths up to 14 metres appear to have been deposited only on the larger and stronger shears. Their walls pinch and swell showing considerable irregularity both vertically and horizontally. Gold values in the veins have remarkable continuity and uniformity, and are usually directly associated with the amount of arsenopyrite present. The prominent strike directions are north-south and northwest-southeast, which is interpreted to be within a major shear zone. Up to 80% of the mine production was from “structural knots” or what is now known as “C” zones. In detail the “C” zones are arcuate structures. Figure 11-1 shows a 3D view of the “C” vein system.

The vein mineralization has well marked contacts with the wall rock. The transition from mineralized to nonmineralized rock occurs over a few centimeters. The mineralization consists of at least 3 stages of quartz veining. The initial stage of quartz-ankerite introduced into the structure was accompanied by a pervasive hydrothermal alteration of the immediately surrounding wall rock. Arsenopyrite, pyrite and lesser stibnite were deposited with the alteration. Later stages of quartz-ankerite veining are barren and have the effect of diluting the gold grades in the structure. The sulphide minerals are very fine- grained and disseminated in both the wall rock and early quartz and ankerite veins. Free gold is extremely rare and to the end of 2005 had not been recognized in core samples. The majority of the gold occurs in arsenopyrite and to a lesser extent in pyrite and stibnite. Because there is no visible gold and the host sulphides are very fine-grained and disseminated there is little nugget effect and gold values even over short intervals rarely exceed 1 opt.”

57 Canarc Resource Corp. Form 20-F

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

In July 2012 Canarc significantly reduced the estimated cost of the proposed work program to complete a feasibility study for commercial development of the New Polaris project from CAD$26 million to approximately CAD$9 million. Canarc previously planned a CAD$26 million work program which included underground mine development in order to complete a feasibility study for the project. Under the revised program, the underground mine development work would be deferred to the post-feasibility mine development program. Instead, Canarc planned to carry out an additional 15,000 meters of infill core drilling in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility. About CAD$4 million of the CAD$9 million revised cost was related to drilling and the balance was related to permitting and engineering. The proposed work program to complete a feasibility study was subject to securing a partner for the project and/or financing.

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

58 Canarc Resource Corp. Form 20-F

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement with PanTerra. PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 m drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 m of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from Canarc within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

Canarc received the CAD$500,000 for Stage One in 2015. As at December 31, 2015, funds of US$35,000 remain for Stage One expenditures as specified pursuant to the agreement between Canarc and PanTerra, which remaining funds were used to settle existing payables for Stage One expenditures in 2017.

In August 2015, PanTerra had informed Canarc that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on Canarc’s New Polaris project until PanTerra received the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

Other Mineral Projects

The following projects are considered not material by the Registrant do not have any Guide 7 compliant mineral reserves, and are not compliant with NI 43-101 unless otherwise stated. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

59 Canarc Resource Corp. Form 20-F

Windfall Hills properties (British Columbia, Canada)

In April 2013, Canarc entered into two property purchase agreements to purchase 100% interests in two adjacent gold properties located in British Columbia, which comprise the Windfall Hills properties. Canarc entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby Canarc acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty. Canarc entered into a property purchase agreement with another vendor whereby Canarc acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

Canarc completed a Phase 1 exploration program on its Windfall Hills project which included detailed soil and rock geochemical sampling over known target areas in 2011. A total of 340 geochemical soil samples were collected on a 100 meter by 25 meter grid over the main 2.8 sq. km. prospect area. Two anomalies were delineated on the basis of multi-element geochemistry.

In June 2014, Canarc received government permit for the drilling program which was mobilized in July 2014 and was financed by a flow-through financing of CAD$400,000 which closed in July 2014. Funds of CAD$386,000 were expended for flow through purposes in 2014 and 2015. Canarc completed 3 holes and 1,149 metres of drilling that intersected an alteration zone anomalous in gold-silver.

In October 2016, Canarc completed a geophysical 3D IP-resistivity survey which covered 3.8 sq km, representing about 10% of the property. The survey was at 100 m intervals on 200 m spaced line to a depth of 350 m below surface. The main exploration targets are low sulphidation epithermal, disseminated and stockwork gold-silver deposits with tertiary rhyolite volcanic centers. The IP survey identified four geophysical anomalies which cover an area of coincidental high resistivity and chargeability. Drill targets will be prioritized for drilling in the summer of 2017.

El Compas Project (Zacatecas, Mexico)

On October 8, 2015, Canarc and Marlin Gold entered into a Share Purchase Agreement, whereby Canarc acquired 100% of the shares of Oro Silver, which indirectly owns 100% of the El Compas gold-silver project located in Zacatecas, Mexico, in exchange for 19 million common shares of Canarc. Canarc’s acquisition of Oro Silver closed on October 30, 2015. The terms of the agreement included the following:

60 Canarc Resource Corp. Form 20-F

•	On each of the first three anniversaries of the closing date of the agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by Canarc to Marlin Gold or to any of its subsidiaries;
•	Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;
•	Marlin Gold invested CAD$100,000 in Canarc’s private placement of 1.67 million units at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018; and
•	Marlin Gold nominated one person, namely, Mr. Akiba Leisman, to Canarc’s board of directors.

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

In January 2016, Canarc signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement include the following:

•	Lease term was 5 years with the right to extend for another 5 years;
•	Canarc assumed responsibility for the plant as of January 29, 2016;
•	Plant would be exclusively operated by Canarc’s Mexican subsidiary, , Minera Oro Silver de Mexico SA de CV;
•	Canarc was to pay a monthly lease payment of MXP 136,000;
•	Grace period of 6 months to allow time for plant refurbishing;
•	Power and water were available for plant operations;
•	Plant capacity was 500 tonnes per day with the possibility to expand;
•	Permitted tailings facilities had a capacity for approximately 1 million tonnes;
•	Certain plant refurbishment costs would be reimbursed to Canarc by lease payment offsets; and
•	Canarc would reserve up to 100 tonnes per day for toll mining of ore produced by local small miners.
61 Canarc Resource Corp. Form 20-F

In March 2016, Canarc entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period which did not advance due to the subsequent sale of the project.

On May 6, 2016, Canarc entered into a Purchase and Sale Agreement with Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) pursuant to which Canarc sold to Endeavour 100% of the shares of Canarc’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million (the “Sale Transaction”). The Endeavour shares had a deemed price of CAD$4.89 per share, equal to the volume-weighted average trading price on the TSX for the 10 trading-day period immediately prior to May 6, 2016. As additional consideration, Endeavour assumed Canarc’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by Canarc in connection with its acquisition of El Compas from Marlin Gold. The Sale Transaction closed on May 27, 2016 at which time Canarc received 2,147,239 free-trading common shares of Endeavour with a fair value of CAD$3.99 per share at that date. In conjunction with the closing of the Sale Transaction with Endeavour, Mr. Akiba Leisman, Marlin Gold’s nominee to Canarc’s Board, resigned as a Director of Canarc.

FG Gold property (British Columbia, Canada)

On August 24, 2016, Canarc entered into a property option agreement with Eureka which closed on October 12, 2016. In consideration for the grant of the property option agreement, Canarc issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. Canarc can earn up to a 75% interest in the FG gold property in two stages.

In the first stage, Canarc can earn an initial 51% interest over three years by:

-	incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-	issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-	paying 50% of the annual BC METC claimed by Canarc to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

62 Canarc Resource Corp. Form 20-F

In the second stage, Canarc can earn an additional 24% interest for a total interest of 75% over the following two years by:

-	incurring CAD$1.5 million in exploration expenditures;
-	issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-	paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by Canarc to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If Canarc fails to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with Canarc having a 51% interest and Eureka with a 49% interest.

The FG Gold project is located in the historic Cariboo Gold Camp within the Quesnel Trough area of central British Columbia. Mineralization occurs as quartz veins and stringer zones containing coarse free gold and finer grained iron sulphides bearing gold in a broad shear zone conformable to bedding within deformed and metamorphosed Paleozoic sedimentary rocks. The property consists of 33 contiguous mineral claims totalling 10,400 hectares.

Canarc plans to implement an exploration program in the summer of 2017, which will consist of diamond drilling on the most advanced prospective targets along the northwest extension of the main zone and conducting soil sampling, prospecting and mapping to follow up on other highly prospective areas of the property that have been identified by geophysics work done on the property. Six to eight diamond drill holes measuring 200 to 300 meters each, totaling approximately 2,000 meters, will be drilled into the northwest extension zone and the northwest offset zone of the main zone. The estimated budget for this exploration program is CAD$500,000.

Mineral Properties Acquired from American Innovative Minerals, LLC

On February 28, 2017, Canarc entered into the Letter Agreement with AIM and the AIM Securityholders to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a total purchase price of $2 million. Upon execution of the Letter Agreement, Canarc deposited $200,000 “in trust” towards the purchase price. The deposit was only refundable in limited circumstances including where Canarc determined adverse circumstances exist relating to status of title, material encumbrances, corporate standing, financial conditions, environmental liabilities, and litigation. Canarc had the option to either acquire AIM or acquire AIM’s interests in the mineral properties. Certain of the mineral properties are subject to royalties. There was a 30 day due diligence period. The Letter Agreement was to be replaced and superseded by the execution of a definitive agreement on or before March 31, 2017. On March 20, 2017, Canarc entered into the Membership Interest Purchase Agreement (the “AIM Agreement”) with the AIM Securityholders to purchase AIM, and closed the AIM Agreement on the same date.

63 Canarc Resource Corp. Form 20-F

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following:

•	Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon mineralization is contained in a series of 12 steeply dipping en-echelon quartz-sulphide shears outcropping at surface and extending laterally over 1200 m, with drill-proven depth extensions to > 400m. Additional exploration targets include near-surface oxide gold along favourable structural and host rock targets and deeper extensions of the sulphide zones.

•	Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. It has evidence of some historic mining but no records of production are available.

•	Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca. Identified exploration target include breccia pipes and quartz stockwork with untested gold anomalies and untested soil gold anomaly overlying intrusive host rock.

•	Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near Jerritt Canyon.

•	Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Klondex Mining claims surround the project on three sides.

•	Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

•	Lightning Tree property is located in Lemhi County, Idaho on 11 unpatented claims near the Musgrove gold deposit.

•	Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

64 Canarc Resource Corp. Form 20-F

•	A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains two veins and a quartz breccia in altered shale adjacent to intrusive dikes.

•	Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to a new Coleman Canyon gold discovery by Arnevut Resources. Gold anomalies extend onto Eimis property.

•	Silver Peak property is located in Esmeralda County, Nevada on 2 patented (40 acre) mining claims. The property is surrounded by claim blocks held by Scorpio Gold Corporation at the Mineral Ridge mine.

Canarc has initiated a comprehensive review of all the recently acquired Nevada properties to evaluate each property’s potential and to prioritize exploration plans for each property.

In April 2017, Canarc received an independent resource estimate for the Fondaway Canyon property located in Churchill County, Nevada. The NI 43-101 technical report is in process and will be publicly filed in May 2017. The Fondaway Canyon property includes 136 unpatented claims covering 900 hectares.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three fiscal years ended December 31, 2016, 2015 and 2014 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

65 Canarc Resource Corp. Form 20-F

The Registrant’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

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

Fiscal Year 2016 – Year ended December 31, 2016 compared with December 31, 2015

Canarc realized a net income of $6.8 million for the year ended December 31, 2016 as opposed to a net loss of $932,000 for fiscal 2015, with commensurately higher operating expenses in the current year. Net income (loss) was impacted by different functional expense items. The significant net income for the current year was primarily attributable to the Sale Transaction with Endeavour for the sale of 100% of its interest in its wholly owned subsidiary, Oro Silver, in consideration for 2,147,239 free-trading common shares of Endeavour which had a market price of CAD$3.99 on the closing date of May 27, 2016, and to the changes in fair values of the Endeavour shares during the year. The disposition of Oro Silver has been presented as a discontinued operation with a reclassification of comparative financial information.

66 Canarc Resource Corp. Form 20-F

During the year ended December 31, 2016, Canarc realized a net income of $2 million from continuing operations and net earnings of $4.8 million from discontinued operations.

Canarc has no sources of operating revenues. In the past, operating losses were incurred for ongoing activities of Canarc in acquiring and exploring its mineral property interests, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization was from the equipment which was acquired in the El Compas project in October 2015 and then sold in May 2016 pursuant to the Sale Transaction with Endeavour which was applied to net income from discontinued operations in the second quarter.

Corporate development expenses were higher in the current year than in the prior comparative year. In the first quarter of 2016, negligible efforts were expended on corporate development as the primary focus was the advancement of the El Compas project which was acquired in October 2015 and the due diligence of the project by Endeavour, leading to the eventual sale of the project in May 2016. In the remaining quarters of 2016, project generative efforts were re-initiated to identify projects of merit for acquisition purposes as precious metal prices continued their upward trends which weakened in the latter part of the third quarter but would assist with reduced valuations for acquisition purposes. These activities included the engagement of third party consultants to assist and to provide corporate advisory services to allow greater breadth in seeking projects and financing possibilities for larger scaling of projects given the current significantly improved financial resources of Canarc from the sale of the El Compas project. Such efforts resulted in the property option agreement with Eureka for the FG gold project which has measured and indicated resources. In the first and second quarters of fiscal 2015, efforts were focused on the viability of the Albion process for Canarc’s New Polaris project. Then in the remaining quarters of fiscal 2015, Canarc focused its due diligence on the El Compas project in Mexico which culminated in the Share Purchase Agreement with Marlin Gold in October 2015.

Remuneration for employees was nominally lower in the current year relative to the prior year. Employee remuneration directly related to mineral exploration projects was allocated to those specific projects rather than to operations, in which Canarc was active in advancing the El Compas project resulting in a NI 43-101 technical report which provided resource estimates along with a preliminary economic assessment, in seeking financing to develop the mine and to refurbish the mill/plant, due diligence by Endeavour pursuant to the Sale Transaction, project generative activities including the FG Gold project, and the IP survey for the Windfall Hills project. Also a senior officer’s remuneration was increased in the fourth quarter of 2015 which continued into 2016. In the fourth quarter of 2015, Canarc accrued a severance settlement with a former senior officer and a bonus payable to another senior officer, both of which were paid in 2016. In June 2016, bonuses were awarded to two senior officers for performance. In the first half of fiscal 2015, Canarc had active exploration programs for its New Polaris project in terms of assessing the Albion process, arranging concentrates from prior drill core samples and initiating environmental baseline data collection for environmental permitting, and such expenses were also allocated to property investigation and project generation efforts as warranted. In the latter half of 2015, Canarc focused on its due diligence on the El Compas project including its mineral resource estimate and economic assessment.

67 Canarc Resource Corp. Form 20-F

General and administrative expenses were comparable for both fiscal years. Legal fees were higher in 2016 to assist with the ongoing resolution and communication with PanTerra, and for guidance and review with regulatory disclosure and corporate finance activities affecting the El Compas and FG Gold projects.

Canarc initiated new shareholder communications and marketing programs in the first quarter of 2016 as Canarc advanced the El Compas project. These shareholder commitments had terms of up to 12 months and continued into the subsequent quarters of 2016. Canarc had completed a new resource estimate and preliminary economic assessment of the El Compas project, signed a lease agreement for the La Plata processing plant with the Zacatecas government, closed a private placement for CAD$2 million, and entered into an indicative term sheet with a resource fund for debt financing of up to $10 million as a gold prepaid facility in 2016. In the third quarter of 2016, Canarc retained a full time consultant to provide corporate development, growth strategy and market presence which ceased at the end of November 2016. Canarc was also active in its participation in various conferences to increase its marketing efforts and profile as Canarc expanded its portfolio of projects with mineral resources and progressed its exploration programs. These shareholder relations initiatives would also supplement project generative activities of Canarc. In the fourth quarter of fiscal 2015, shareholder communications and marketing programs were initiated to specifically create market awareness of Canarc’s due diligence and subsequent acquisition of the El Compas project.

Share-based payments were higher in the current year. At the beginning of fiscal 2016, Canarc had 6 million stock options which were subject to vesting provisions as opposed to 4.9 million stock options at the beginning of fiscal 2015, thereby contributing to higher expense. In the third quarter of 2016, stock options for 8 million common shares were granted of which 1 million stock options fully vested, 4 million stock options are subject to various vesting provisions, and 4 million stock options are performance based which performance was not satisfied in 2016. Forfeitures reduced share-based payments due to the resignation of a Director in May 2016 and consultants in August and November 2016. Forfeitures from the voluntary cancellation of stock options by certain directors and officers in May 2015 reduced share-based payments. In December 2015, Canarc granted 5,950,000 stock options to directors, officers and employees, which were subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter, which would result in a higher expense in subsequent quarters during the vesting periods.

Interest income is earned from Canarc’s premium investment savings account which is interest bearing, and was higher in the 2016 fiscal year given its substantially more cash resources from the disposition of Endeavour shares during the year.

Change in the fair value of marketable securities is attributable to the market price changes in the shares of Endeavour and Eureka. Marketable securities are classified as held for trading financial assets with any resulting gains or losses in fair values being recognized in profit or loss. Canarc recognized gains in marketable securities from the increases in the fair values of shares of Endeavour on the date of disposition of Endeavour shares and from increases in the fair values which increased from CAD$3.99 per share on the closing date of the Sale Transaction to CAD$4.75 per share on December 30, 2016. Shares of Eureka had a nominal impact whereby Eureka share price decreased from its subscription price of CAD$0.14 to a closing market price of CAD$0.10 on December 30, 2016. In the fourth quarter of 2016, Canarc received shares of AzMin whereby shareholders of AzMet received AzMin shares by way of a reduction of AzMet’s paid up capital pursuant to Section 74 of the British Columbia Business Corporations Act. There are no separately quoted market values for the AzMet and AzMin shares. The fair values of AzMet shares cannot be reliably determined, and were recorded at cost, net of any write-downs. AzMin shares were recorded at fair values.

68 Canarc Resource Corp. Form 20-F

Canarc recognized a flow-through financing cost of $4,000 from the tax impact for using the look-back rule in 2015 for the flow-through financing of CAD$400,000 in 2014 and for the tax indemnification for the short fall in the flow-through expenditures thereto.

In 2016, Canarc negotiated a debt settlement with a creditor at a reduced cash payout amount resulting in the recognition of a gain of $105,000, which debt was paid in July 2016. Also in 2016, Canarc de-recognized an amount payable to a foreign vendor which has not communicated with Canarc for collection over the past several years. In September 2015, the shares for debt settlements with certain directors included forgiveness of directors fees owed, resulting in a gain on debt settlement of $54,000.

Gains or losses from derivative liability are attributable to the fluctuations in the spot prices for gold for the 55 gold ounces per year which are payable to Marlin Gold for the El Compas project for total of 165 payable gold ounces (or in U.S. dollar equivalents). Loss from the derivative liability was recognized in 2016 in discontinued operations as the El Compas project was sold to Endeavour in May 2016. In 2015, a gain was recognized as the spot price for gold fell, resulting in a reduction in derivative liability.

Foreign exchange gain or loss reflects the transactional impact in the foreign exchange fluctuations of the US$ relative to the CAD$, as Canarc’s functional currency is the CAD$ and its reporting or presentation currency is the US$. The first quarter of 2016 foreign exchange was affected by the translation effects of the Mexican pesos during which time Canarc had the El Compas project in Mexico prior to its sale to Endeavour in May 2016.

In 2016, Canarc received notice of a distribution of $10,000 from a bankruptcy estate which funds were received in 2017. This recovery relates to the promissory note receivable of $275,000 which was written off in 2014 due to uncertain collectability.

A net income of $4.8 million was realized from discontinued operations from the sale of Canarc’s wholly owned subsidiary, Oro Silver, to Endeavour pursuant to the Sale Transaction in May 2016. Oro Silver indirectly owns the El Compas project through its Mexican subsidiary. This net income has been adjusted for the loss from derivative liability which was attributable to the fluctuation in the spot prices for gold for the 55 gold ounces per year which are payable by Canarc to Marlin Gold over 3 years for the acquisition of the El Compas project for total of 165 payable gold ounces (or in U.S. dollar equivalents). The gold price per troy ounce increased from $1,062 to $1,216, the date of closing the Sale Transaction with Endeavour, thereby increasing Canarc’s derivative liability to Marlin Gold resulting in the loss recognition; Endeavour assumed responsibility for the gold payable ounces to Marlin Gold. The net income of $4.8 million from discontinued operations (2015 – net loss of $5,000) is comprised of the following:

69 Canarc Resource Corp. Form 20-F

	December 31,
($000s)	2016	2015

Amortization	$ (2)	$ (1)
Foreign exchange gain	5	-
Legal	(3)	-
Office and sundry	(7)	(4)
Rent	(3)	-
Salaries and management	(13)	-
Property investigation	(5)	-
Gain from disposition of subsidiary	4,879	-
Loss from derivative liability	(25)	-
Net income (loss) from discontinued operations	$ 4,826	$ (5)

A net loss of $5,000 for discontinued operations was recognized for the 2015 comparative year for those expense items related to Oro Silver as disposed in 2016.

As at December 31, 2016, Canarc has mineral property interests which are comprised of the following:

70 Canarc Resource Corp. Form 20-F

	British Columbia (Canada)			Mexico
($000s)	New Polaris	Windfall Hills	FG Gold	El Compas	Total

Acquisition Costs:

Balance, December 31, 2014	$ 3,876	$ 401	$ -	$ -	$ 4,277
Acquisition of subsidiary	-	-	-	1,120	1,120
Additions	-	3	-	-	3
Foreign currency translation adjustment	(25)	(65)	-	6	(84)
Balance, December 31, 2015	3,851	339	-	1,126	5,316
Additions	2	-	19	-	21
Disposition of subsidiary	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	130	145
Balance, December 31, 2016	$ 3,858	$ 349	$ 19	$ -	$ 4,226

Deferred Exploration Expenditures:

Balance, December 31, 2014	$ 7,090	$ 437	$ -	$ -	$ 7,527
Additions (recoveries), net of recoveries	23	(11)	-	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	-	(1,627)
Balance, December 31, 2015	5,556	356	-	183	6,095
Additions, net of recoveries	12	80	6	393	491
Disposition of subsidiary	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	260
Balance, December 31, 2016	$ 5,817	$ 447	$ 6	$ -	$ 6,270

Mineral property interests:
Balance, December 31, 2015	$ 9,407	$ 695	$ -	$ 1,309	$ 11,411
Balance, December 31, 2016	9,675	796	25	-	10,496

Fiscal Year 2015 – Year ended December 31, 2015 compared with December 31, 2014

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

71 Canarc Resource Corp. Form 20-F

Corporate development expenses were substantially lower in the current fiscal year than in the prior fiscal year. In the first and second quarters of fiscal 2015, efforts were focused on the viability of the Albion process for Canarc’s New Polaris project. Then in the remaining quarters of fiscal 2015, Canarc focused its due diligence on the El Compas project in Mexico which culminated in the Share Purchase Agreement with Marlin Gold in October 2015. Corporate development expenses were higher in the comparable period in fiscal 2014, and were focused on the La Cieneguita mine properties in Mexico and the Santa Fe mine/mill project in New Mexico; the latter project has a mine and mill which necessitated more technical due diligence resulting in higher expenses in the third quarter of fiscal 2014.

Remuneration for employees was lower in the current year relative to the prior year. Employee remuneration directly related to mineral exploration projects was allocated to those specific projects rather than to operations, in which Canarc had active exploration programs for its New Polaris project in the current period in terms of assessing the Albion process, arranging concentrates from prior drill core samples and initiating environmental baseline data collection for environmental permitting, and such expenses were also allocated to property investigation and project generation efforts as warranted. In the latter half of 2015, Canarc focused on its due diligence on the El Compas project including its mineral resource estimate and economic assessment. In the fourth quarter of 2015, Canarc accrued a severance settlement with a former senior officer and a bonus payable to another senior officer. In the first quarter of 2014, severance settlements for two senior officers contributed to higher employee remuneration along with no active exploration programs to Canarc’s projects at that time.

General and administrative expenses were lower for 2015 than for 2014. The principle factor was legal services rendered in 2014 to Canarc in relation to the letter of intent for the La Cieneguita mine project, TSX delisting review, appointment of a new officer, severance settlements with two officers, and corporate finance issues relating to its working capital. In 2015, legal services were for assistance to Canarc’s continuous disclosure obligations. Office and sundry and rent reflect the ongoing expenditures for ancillary office support facilities which are lower as Canarc reduced its personnel. Regulatory fees were lower in the current period as Canarc was less active in its corporate finance activities and expiry of the shareholders rights plan in April 2015 and reduced legal fees for its AGM. Relative to prior periods in 2015, general and administrative expenses would increase nominally subsequent to the acquisition of Oro Silver in October 2015 for care and maintenance support for the El Compas project in Mexico.

Shareholder activities continued from commitments from the first half of 2014 with no new shareholder initiatives being implemented in the first half of 2015. In the fourth quarter of fiscal 2015, shareholder communications and marketing programs were initiated to create market awareness of Canarc’s due diligence and acquisition of the El Compas project and its progress in advancing and developing the project. Canarc had initiated and completed a new resource estimate and preliminary economic assessment of the El Compas project, signed a lease agreement for the La Plata processing plant with the Zacatecas government, and entered into an indicative term sheet with a resource fund for debt financing of up to $10 million as a gold prepaid facility in 2016. Shareholder relations activities were heightened in early 2014 for shareholder communications and marketing services principally in Europe to attract a greater breadth of investor base, to promote new interest in Canarc’s mineral properties, and to create greater awareness of its letter of intent with Pan American for the La Cieneguita mine project at that time. Such activities provided the catalyst for Canarc to close equity financings of CAD$3.26 million with a geographically diverse group of overseas shareholders in 2014 and CAD$790,000 in 2015 and CAD$2.04 million in March 2016.

72 Canarc Resource Corp. Form 20-F

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

Interest income is realized from Canarc’s premium investment savings account which is cashable at any time.

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

Foreign exchange gain or loss reflects the transactional impact in the foreign exchange fluctuations of the US$ relative to the CAD$, and not attributable to translation effects, as Canarc’s functional currency is the CAD$ and its reporting or presentation currency is the US$.

73 Canarc Resource Corp. Form 20-F

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

74 Canarc Resource Corp. Form 20-F

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

The Registrant accounts for share-based payments using a fair value-based method with respect to all stock-based payments to directors, officers, employees and non-employees. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

75 Canarc Resource Corp. Form 20-F

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

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
($000s)	2016	2015

Cash	$ 8,079	$ 354
Working capital (deficiency)	9,075	(574)

Canarc has no sources of operating revenues, and ongoing operating expenses continue to reduce its cash resources and working capital. Operating losses continued to be incurred for ongoing activities of Canarc in seeking an appropriate joint venture partner for the New Polaris property, in exploring the Windfall Hills, FG Gold and AIM properties, and in pursuing new projects of merit.

Based on Canarc’s available cash and working capital, Canarc anticipates it will be able to continue its current plan of operations and exploration programs for at least the next 12 months without having to seek additional financing or cut-back on planned operations. Additional financing will be sough through private and public equity financings or debt financings if available to Canarc at acceptable terms in the interests of the shareholders and Canarc.]

76 Canarc Resource Corp. Form 20-F

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

In October 2014, Canarc received 358,000 shares from AzMet in settlement of debt owed to Canarc which Canarc had written off in 2013.

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement with PanTerra. PanTerra had a 30-month option to earn a 50% interest in Canarc’s New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In August 2015, PanTerra informed Canarc that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on Canarc’s New Polaris project until PanTerra received the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing and PanTerra requested a 12 month extension of the Earn-In Agreement. PanTerra declared a force majeure event under the terms of the Earn-In Agreement. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016. Items 4.A and 4.D provide further details.

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

77 Canarc Resource Corp. Form 20-F

In September and October 2015, Canarc closed a non-brokered private placement in two tranches totalling 13.2 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$790,000, with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share for a three year period. On September 21, 2015, Canarc closed the first tranche of the private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Canarc paid CAD$36,200 in cash and issued 594,844 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, Canarc closed the second tranche of the private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold.

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

In March 2016, Canarc closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, Canarc closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, Canarc closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the units in the private placement.

In March 2016, Canarc entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period which did not advance due to the subsequent sale of the project to Endeavour in May 2016.

The Sale Transaction with Endeavour closed on May 27, 2016 at which time Canarc received 2,147,239 free-trading common shares of Endeavour with a fair value of CAD$3.99 per share at that date. During 2016, Canarc realized proceeds of CAD$11.6 million from the disposition of 1.9 million common shares of Endeavour, and its investment in Endeavour common shares had a fair value of CAD$1.1 million at December 31, 2016.

78 Canarc Resource Corp. Form 20-F

In September 2016, Canarc issued 250,000 common shares at a value of CAD$0.10 per share to Eureka for the FG gold property, and invested CAD$105,000 for 750,000 units of Eureka comprised of 750,000 common shares and 375,000 warrants. Canarc’s investment in Eureka common shares had a fair value of CAD$75,000 at December 31, 2016.

During 2016, warrants for 1.31 million shares were exercised for proceeds of CAD$104,700 which included finder fee warrants for 58,333 shares with a fair value of US$2,000. In 2016, stock options for 1 million shares were exercised for proceeds of CAD$80,000 with fair values of US$54,300.

At December 31, 2016, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

79 Canarc Resource Corp. Form 20-F

	Cash	Exploration	Number of
	Payments	Expenditures	Shares
	(CAD$000)	(CAD$000)

New Polaris:
Net profit interest reduction or buydown (1)	$ -	$ -	150,000

FG Gold:
(i) Stage One:
By December 31:
2017	50% of BC METC (2)	491	-
2018	50% of BC METC (2)	500	-
2019	50% of BC METC (2)	500	-
2020	50% of BC METC (2)	-	-
On or before September 9:
2017	-	-	250,000
2018	-	-	250,000
2019	-	-	250,000
(ii) Stage Two:
By December 31:
2021	Greater of (2): (i) CAD$75,000 and (ii) 50% of BC METC	-	-
2022	Greater of (2): (i) CAD$75,000 and (ii) 50% of BC METC	-	-
On or before September 9:
2020	-	-	750,000
2021	-	1,500	750,000

		$ 2,991	2,400,000

(1)	The 15% net profit interest may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares. Items 4.A and 4.D provide further details.

(2)	Maximum aggregate exploration expenditures for BC METC payable to Eureka are CAD$1.5 million for each of Stage One and Stage Two. Items 4.A and 4.D provide further details.

These amounts may be reduced in the future as Canarc determines which properties to continue to explore and which to abandon.

Canarc has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2016.

80 Canarc Resource Corp. Form 20-F

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and will terminate on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at Canarc’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. Canarc will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be returned to treasury and cancelled. As at April 21, 2017, Canarc had purchased an aggregate of 380,000 common shares for an aggregate purchase price of CAD$34,250, resulting in an average price of CAD$0.09 per share, and the cancellation of such shares will be completed in due course.

In March 2017, Canarc paid $2 million to acquire AIM for 100% legal and beneficial interests in mineral exploration properties located in Nevada, Idaho and Utah (USA).

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares.

In April 2017, Canarc disposed of 300,000 shares of AzMin at a price of CAD$0.32 per share for proceeds of CAD$96,000.

In April 2017, Canarc closed a private placement for 3.8 million flow through common shares at a price of CAD$0.13 per share for gross proceeds of CAD$500,000. Finders fees include 6.5% cash and 6.5% finders fee warrants; each finder fee warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 and has an expiry date of April 21, 2019.

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

81 Canarc Resource Corp. Form 20-F

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

5.E      Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

Shareholder Rights Plan

On May 31, 2005, the shareholders of the Registrant approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Registrant made an offer that represented fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Registrant held. Each Right entitled the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquired, or made a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Registrant. The Rights expired on April 30, 2015. Item 10.B provides further details.

82 Canarc Resource Corp. Form 20-F

Share Appreciation Rights

At the discretion of the Board, certain stock option grants provide the stock option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

5.F      Tabular Disclosure of Contractual Obligations

As the Registrant performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as the Registrant narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and Mexico, the Registrant must incur exploration expenditures on the properties and make payments to the optionors as follows as at December 31, 2016:

83 Canarc Resource Corp. Form 20-F

	Cash Payments due by Period					Exploration Expenditures Incurred by Period					Number of Common Shares
			(CAD$000s)					(CAD$000s)
		Less			More		Less			More		Less			More
		than			than		than			than		than			than
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years	Other

New Polaris:
Net profit interest reduction or buydown (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	150,000	-	-	-	-	150,000

FG Gold:
Stage One	Refer to (2) and (4)	Refer to (2) and (4)	Refer to (2) and (4)	Refer to (2) and (4)	$ -	$ 1,491	$ 491	$ 1,000	$ -	$ -	750,000	250,000	500,000	-	-	-
Stage Two	Refer to (3) and (4)	$ -	$ -	Refer to (3) and (4)	Refer to (3) and (4)	$ 1,500	$ -	$ -	$ 1,500	$ -	1,500,000	-	-	1,500,000	-	-
											-
Total	Refer to (2), (3) and (4)	Refer to (2), (3) and (4)	Refer to (2), (3) and (4)	Refer to (2), (3) and (4)	Refer to (2), (3) and (4)	$ 2,991	$ 491	$ 1,000	$ 1,500	$ -	2,400,000	250,000	500,000	1,500,000	-	150,000

(1)	The 15% net profit interest may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares.

(2)	50% of BC METC. Maximum aggregate exploration expenditures for BC METC payable to Eureka is CAD$1.5 million for each of Stage One and Stage Two.

(3)	Greater of:
(i)	CAD$75,000 and
(ii)	50% of BC METC

Maximum aggregate exploration expenditures for BC METC payable to Eureka is CAD$1.5 million for each of Stage One and Stage Two.

(4)	Maximum aggregate exploration expenditures for BC METC payable to Eureka is CAD$1.5 million for each of Stage One and Stage Two.

84 Canarc Resource Corp. Form 20-F

These amounts may be reduced in the future as the Registrant determines which properties continue to be of merit and abandons those with which it does not intend to proceed. Items 4.A, 4.D and 5.B provide further details.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. Effective August 1, 2017, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$)
Year:
2017	$ 19
2018	46
2019	46
2020	47
2021	48
2022	28

$ 234

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

85 Canarc Resource Corp. Form 20-F

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

86 Canarc Resource Corp. Form 20-F

The directors and senior management of Canarc as of April 21, 2017 are:

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
BURIAN, Martin (2) British Columbia, Canada

Chief Financial Officer of Heffel Fine Art Auction House (since April 2016);

Chief Financial Officer of ML Gold Ltd. (formerly, Cap-Ex Iron Ore Ltd. (since July 11, 2013);

Director and Chief Financial Officer of Tinkerine Studio Ltd. (from Feb. 2014 to Feb. 2016);

Managing Director of Investment Banking for Haywood Securities Inc. (from Nov. 2010 to May 2013);

President (from July 2009 to Oct. 2010) and Vice-President Corporate Finance (from July 2005 to July 2009) of Bolder Investment Partners

Director (since November 1, 2013)
HARRIS, Leonard (2) Colorado, USA.	Retired	Director (since June 5, 2001)
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
YEE, Philip British Columbia, Canada

Chief Financial Officer and Vice-President (Finance) of Aztec Minerals Corp.

(since July 2016);

Chief Financial Officer, Vice-President (Finance) and Director of Caza Gold Corp.

(from November 2007 to February 2017);

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

87 Canarc Resource Corp. Form 20-F

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

88 Canarc Resource Corp. Form 20-F

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

During the fiscal period ended December 31, 2016, the aggregate compensation incurred by the Registrant to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$620,400 of which CAD$45,000 was for bonus.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors and officers for the fiscal year ended December 31, 2016. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

89 Canarc Resource Corp. Form 20-F

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke (8) Director, Chairman and former CEO	2016	Nil	Nil	$13,750	Nil	Nil	Nil	Nil	$13,750
	2015	Nil	Nil	$60,265	$180,000	Nil	Nil	Nil	$240,265
	2014	Nil	Nil	$63,620	Nil	Nil	Nil	$4,000	$67,620
Leonard Harris Director	2016	Nil	Nil	$5,375	Nil	Nil	Nil	$3,000	$8,375
	2015	Nil	Nil	$23,179	Nil	Nil	Nil	$3,000	$26,179
	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$5,000	$28,858
Martin Burian (9) Director	2016	Nil	Nil	$2,375	Nil	Nil	Nil	$4,500	$6,875
	2015	Nil	Nil	$9,272	Nil	Nil	Nil	$5,500	$14,772
	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$6,000	$29,858
Bruce Bried (10) Former Director	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2015	Nil	Nil	Nil	Nil	Nil	Nil	$2,000	$2,000
	2014	Nil	Nil	$23,858	Nil	Nil	Nil	$5,000	$28,858
Deepak Malhotra (11) Director	2016	Nil	Nil	$2,375	Nil	Nil	Nil	$3,500	$5,875
	2015	Nil	Nil	$9,272	Nil	Nil	Nil	$3,500	$12,772
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Akiba Leisman (12) Director	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2015	Nil	Nil	$9,272	Nil	Nil	Nil	Nil	$9,272
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Catalin Chiloflischi (13) Chief Executive Officer	2016	$246,067	Nil	$12,000	Nil	Nil	Nil	Nil	$258,067
	2015	$175,652	Nil	$50,993	$35,000	Nil	Nil	Nil	$261,645
	2014	$154,852	Nil	$99,193	Nil	Nil	Nil	Nil	$254,045
Garry D. Biles President and COO	2016	$210,000	Nil	$14,750	$30,000	Nil	Nil	Nil	$254,750
	2015	$214,615	Nil	$64,901	Nil	Nil	Nil	Nil	$279,516
	2014	$207,925	Nil	$63,620	Nil	Nil	Nil	Nil	$271,545
Stewart Lockwood (14) Former Secretary	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2015	Nil	Nil	Nil	Nil	Nil	Nil	$75,825 (13)	$75,825
	2014	Nil	Nil	$3,976	Nil	Nil	Nil	$112,235 (13)	$116,211
Philip Yee Chief Financial Officer and Vice-President, Finance and Secretary (Interim)	2016	$108,378	Nil	$6,375	$15,000	Nil	Nil	Nil	$129,753
	2015	$105,048	Nil	$27,815	Nil	Nil	Nil	Nil	$132,863
	2014	$106,273	Nil	$31,810	Nil	Nil	Nil	Nil	$138,083

90 Canarc Resource Corp. Form 20-F

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under Canarc’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.
(3)	These amounts include annual non-equity incentive plan compensation, such as severance, bonuses and discretionary amounts for the year ended December 31, 2016.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2016 and include directors fees, as applicable, or other stipends related to Board committee fees, if any.
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.
91 Canarc Resource Corp. Form 20-F

(8)	Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remain Chairman and Director. In 2015, Canarc accrued a severance of CAD$180,000 which was paid in March 2016.
(9)	Mr. Martin Burian was nominated to the Board of Directors effective November 1, 2013.
(10)	Mr. Bruce Bried retired as a Director effective June 29, 2015.
(11)	Mr. Deepak Malhotra was nominated to the Board of Directors effective June 29, 2015.
(12)	Mr. Akiba Leisman was nominated to the Board of Directors effective October 30, 2015 pursuant to the Share Purchase Agreement with Marlin Gold and resigned May 28, 2016. Items 4.A and 4.D provide further details.
(13)	Mr. Catalin Chiloflischi was appointed Chief Executive Officer effective January 13, 2014.
(14)	Legal fees charged to Canarc by a law firm in which Mr. Stewart Lockwood is a partner. Mr. Lockwood resigned a Secretary of Canarc effective December 8, 2015.

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of the Registrant.

The following table sets forth information concerning outstanding stock options under the Registrant’s Stock Option Plan as at December 31, 2016 to each director and officer of the Registrant. No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2016:

92 Canarc Resource Corp. Form 20-F

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2016 to December 31, 2016

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chairman and Director	July 7, 2016 (1)	Common shares	600,000	$0.08	July 7, 2021
	July 7, 2016 (2)	Common shares	750,000	$0.08	July 7, 2021
Martin Burian Director	July 7, 2016 (1)	Common shares	300,000	$0.08	July 7, 2021
Leonard Harris Director	July 7, 2016 (1)	Common shares	300,000	$0.08	July 7, 2021
Deepak Malhotra Director	July 7, 2016 (1)	Common shares	300,000	$0.08	July 7, 2021
Catalin Chiloflischi Chief Executive Officer	July 7, 2016 (1)	Common shares	800,000	$0.08	July 7, 2021
	July 7, 2016 (2)	Common shares	750,000	$0.08	July 7, 2021
Garry Biles President and Chief Operating Officer	July 7, 2016 (1)	Common shares	600,000	$0.08	July 7, 2021
	July 7, 2016 (2)	Common shares	450,000	$0.08	July 7, 2021
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary (Interim)	July 7, 2016 (1)	Common shares	300,000	$0.08	July 7, 2021
	July 7, 2016 (2)	Common shares	300,000	$0.08	July 7, 2021

(1)	These stock options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(2)	These stock options shall vest only when Canarc closes a material transaction or at the discretion of Canarc’s Board of Directors.
93 Canarc Resource Corp. Form 20-F

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

Compensation of Directors

Mr. Bradford J. Cooke, the former Chief Executive Officer and a Director of Canarc, received compensation as consideration for his duties as an operating officer of Canarc as disclosed in the Summary Compensation Table above; Mr. Cooke resigned as Chief Executive Officer on January 13, 2014 but remains Chairman and a Director. Mr. Cooke was awarded a severance of CAD$180,000 in 2015 which was accrued by Canarc, and which was paid in March 2016.

At a Compensation Committee meeting held on June 26, 2014, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. It was further resolved that no directors fees shall be payable to directors in their capacity as Directors. These resolutions were effective July 1, 2014 and continued to be effective for 2015 and 2016.

94 Canarc Resource Corp. Form 20-F

At Canarc’s annual general meeting in June 2015, disinterested shareholders passed a resolution relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares. On September 24, 2015, Canarc issued 1.27 million shares at a value of CAD$0.07 in settlement of fees owed to certain former and current directors in which they also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of US$54,000.

During the year ended December 31, 2016, Canarc granted 1.5 million stock options to directors with an exercise price of CAD$0.08 and an expiry date of July 7, 2021 and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. One director was granted an additional 750,000 stock options with an exercise price of CAD$0.08 and an expiry date of July 7, 2021 and shall vest only when Canarc closes a material transaction or at the discretion of Canarc’s disinterested Board of Directors.

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

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2016 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for executive employees of the Registrant based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Registrant.

95 Canarc Resource Corp. Form 20-F

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

At Canarc’s annual general meeting in June 2015, disinterested shareholders passed a resolution relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$127,400 owed to senior officers would be settled by the issuance of up to 2.55 million shares. On September 24, 2015, Canarc issued 748,300 shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers.

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

A bonus of CAD$35,000 was accrued for the CEO for fiscal 2015 and paid in March 2016. In fiscal 2016, Canarc paid CAD$45,000 in bonuses to two other senior officers. No other bonuses were distributed nor paid to executive officers and senior management of Canarc in the 2014 fiscal year.

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

During the fiscal year ended December 31, 2016, Canarc granted the following stock options to senior officers:

96 Canarc Resource Corp. Form 20-F

-	1.7 million stock options with an exercise price of CAD$0.08 and an expiry date of July 7, 2021 and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and
-	1.5 million stock options with an exercise price of CAD$0.08 and an expiry date of July 7, 2021 and which shall vest only when Canarc closes a material transaction or at the discretion of Canarc’s Board of Directors.

Other Compensation

Mr. Cooke resigned as Chief Executive Officer of Canarc effective January 13, 2014 but remains its Chairman and a Director. Mr. Cooke was awarded a severance of CAD$180,000 in 2015 which was accrued by Canarc and was paid in March 2016.

Directors’ and Officers’ Liability Insurance

Canarc has an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of Canarc. In January 2014, Canarc renewed its policy which had a CAD$1 million limit of liability, retentions of up to CAD$50,000, and a policy period from January 1, 2014 to January 1, 2015 for a premium of CAD$14,000. In October 2014, Canarc increased its coverage to CAD$5 million limit of liability and extended the term to October 17, 2015 for a net premium of $25,048. On October 17, 2015, Canarc renewed its annual coverage of CAD$5 million for a net premium of CAD$15,000. On October 17, 2016, Canarc increased its directors and officers liability insurance coverage to CAD$10 million for an annual premium of CAD$20,000.

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

97 Canarc Resource Corp. Form 20-F

The Board of Directors

The Board currently consists of four directors, of which three directors (Messrs. Martin Burian, Deepak Malhotra and Leonard Harris) are currently “independent” in the context of the Policy. Mr. Bradford J. Cooke is not an independent director because he was the Chief Executive Officer of Canarc until his resignation on January 13, 2014 but remains its Chairman and a Director.

Directors are elected at the Registrant’s annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Bradford Cooke	30
Leonard Harris	15
Martin Burian	3
Deepak Malhotra	2

Certain directors of the Registrant are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp.
Radius Gold Inc.

Martin Burian	Atlas Cloud Enterprises Inc.
Elysee Development Corp.

Deepak Malhotra	Blackrock Gold Corp.

Leonard Harris	Coronet Metals Inc.
Cardero Resource Corp.
Wealth Minerals Ltd.
Standard Tolling Corp.
Solitario Exploration & Royalty Corp.

98 Canarc Resource Corp. Form 20-F

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

99 Canarc Resource Corp. Form 20-F

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

100 Canarc Resource Corp. Form 20-F

Ethical Business Conduct

The Registrant has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Registrant’s Annual Information Form dated March 14, 2017.

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

At a Compensation Committee meeting held on June 26, 2014, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. It was further resolved that no directors fees shall be payable to directors in their capacity as Directors. These resolutions were effective July 1, 2014 and continued to be effective for 2015 and 2016.

At Canarc’s annual general meeting in June 2015, disinterested shareholders passed a resolution relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares. On September 24, 2015, Canarc issued 1.27 million shares at a value of CAD$0.07 in settlement of fees owed to certain former and current directors in which they also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of US$54,000.

101 Canarc Resource Corp. Form 20-F

Audit Committee

The Audit Committee is comprised of:

Chairman: Martin Burian

Members: Deepak Malhotra and Leonard Harris

The mandate of the Audit Committee is as follows:

The Audit Committee will assist the Board of Directors (the “Board”) of Canarc Resource Corp. (the “Company”) in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

In carrying out its oversight responsibilities, the Audit Committee will:

(a)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.
(b)	Review with the Company’s management and, as necessary, its external auditors and recommend to the Board the Company’s quarterly and annual financial statements and management discussion and analysis that is to be provided to shareholders, stakeholders and the appropriate regulatory authorities, including any financial statement contained in a prospectus, information circular, registration statement or other similar document.
(c)	Review the Company’s management annual and interim earnings press release before any public disclosure.
(d)	Recommend to the Board the external auditors to be nominated for the purposes of preparing or issuing an audit report or performing other audit’s review or attest services and the compensation to be paid to the external auditors. The external auditors shall report directly to the Committee.
(e)	The Committee will annually review the qualifications, expertise and resources and the overall performance of external auditor and, if necessary, recommend to the Board the termination of the external auditor (and its affiliates), in accordance with the applicable securities laws.
(f)	Review with management the scope and general extent of the external auditors’ annual audit. The Committee’s review should include an explanation from the external auditors of the factors considered in determining the audit scope, including major risk factors. The external auditors should confirm to the Committee whether or not any limitations have been placed upon the scope or nature of their audit procedures.
102 Canarc Resource Corp. Form 20-F

(g)	Be directly responsible for the oversight of the work of the external auditors, including the resolution of disagreements between management of the Company and the external auditors.
(h)	Review with the Company’s management and external auditors the Company’s accounting and financial reporting controls. Obtain annually in writing from the external auditors their observations, if any, on significant weaknesses in internal controls as noted in the course of the auditor’s work.
(i)	Evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company and ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.
(j)	The Committee is to meet at least once annually, with the independent auditors, separately, without any management representatives present for the purpose of oversight of accounting and financial practices and procedures.
(k)	Review with the Company’s management and external auditors significant accounting and reporting principles, practices and procedures applied by the Company in preparing its financial statements. Discuss with the external auditors their judgment about the quality of the accounting principles used in financial reporting.
(l)	Inquire as to the independence of the external auditors and obtain from the external auditors, at least annually, a formal written statement delineating all relationships between the Company and the external auditors and the compensation paid to the external auditors.
(m)	At the completion of the annual audit, review with management and the external auditors the following:
i.	The annual financial statements and related notes and financial information to be included in the Company’s annual report to shareholders.
ii.	Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.
iii.	Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit. Inquire about the cooperation received by the external auditors during the audit, including all requested records, data and information.
iv.	Inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would cause them to issue a not standard report on the Company’s financial statements.

(n)	Meet with management, to discuss any relevant significant recommendations that the external auditors may have, particularly those characterized as “material” or “serious”. Typically, such recommendations will be presented by the external auditors in the form of a Letter of Comments and Recommendations to the Committee. The Committee should review responses of management to the Letter of Comments and Recommendations from external auditors and receive follow-up reports on action taken concerning the aforementioned recommendations.
103 Canarc Resource Corp. Form 20-F

(o)	Have the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and approve disclosures required to be included in periodic reports filed with securities regulators with respect to non-audit services performed by external auditors.
(p)	Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures.
(q)	Review and approve the Company’s hiring of partners, employees and former partners and employees of the present and past auditors.
(r)	Review with management and the external auditors the methods used to establish and monitor the Company’s policies with respect to unethical or illegal activities by the Company employees that may have a material impact in the financial statements.
(s)	The Committee will conduct an appropriate review of all proposed related party transactions to identify potential conflict of interest and disclosure situations. The Committee shall submit the related party transaction to the Board of Directors for approval by a majority of independent directors, excluding any director who is the subject of a related transaction, and implementation of appropriate action to protect the Company from potential conflicts of interest.
(t)	The Committee will, if required, prepare a report for the inclusion on the Company’s proxy statement for its annual meeting of stockholders describing the Committee’s structure, its members and their experience and education. The report will address all issues then required by the rules of the regulatory authorities.

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Leonard Harris (Chairman)	The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.
Deepak Malhotra
Compensation	Deepak Malhotra (Chairman)	The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors.
Martin Burian
Technical, Environmental, Social, Safety	Deepak Malhotra	The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

104 Canarc Resource Corp. Form 20-F

The Board has also a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
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

105 Canarc Resource Corp. Form 20-F

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

6.D      Employees

The Registrant’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 21, 2017, the Registrant had a staff of two full time and two part time employees based in Vancouver, BC, Canada.

6.E      Share Ownership

As at April 21, 2017, the share ownership and number of stock options of the directors and officers of the Registrant are as follows:

106 Canarc Resource Corp. Form 20-F

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman and Director	8,268,580	3.74%	1,300,000	$0.06	December 8, 2020
			500,000	$0.08	June 26, 2018
			1,350,000	$0.08	July 7, 2021
			800,000	$0.10	July 17, 2019
Martin Burian Director	24,820	0.01%	200,000	$0.06	December 8, 2020
			300,000	$0.08	July 7, 2021
			300,000	$0.10	July 17, 2019
Deepak Malhotra Director	416,667	0.19%	200,000	$0.06	December 8, 2020
			300,000	$0.08	July 7, 2021
Leonard Harris Director	2,074,290	0.94%	500,000	$0.06	December 8, 2020
			200,000	$0.08	June 26, 2018
			300,000	$0.08	July 7, 2021
			300,000	$0.10	July 17, 2019
Catalin Chiloflischi Chief Executive Officer	5,000	0.002%	1,100,000	$0.06	December 8, 2020
			1,550,000	$0.08	July 7, 2021
			1,000,000	$0.10	July 17, 2019
Garry Biles President and Chief Operating Officer	1,077,766	0.49%	1,400,000	$0.06	December 8, 2020
			400,000	$0.08	June 26, 2018
			1,050,000	$0.08	July 7, 2021
			800,000	$0.10	July 17, 2019
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary (Interim)	82,500	0.04%	600,000	$0.06	December 8, 2020
			300,000	$0.08	June 26, 2018
			600,000	$0.08	July 7, 2021
			400,000	$0.10	July 17, 2019

107 Canarc Resource Corp. Form 20-F

(1)	As at April 21, 2017, Canarc had 221,308,478 common shares issued and outstanding. Under its normal course issuer bid, as at April 21, 2017, Canarc had purchased an aggregate of 380,000 common shares for an aggregate purchase price of CAD$34,250, resulting in an average price of CAD$0.09 per share, and the cancellation of such shares will be completed in due course.

(2) Common shares.

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and will terminate on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at Canarc’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. Canarc will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be returned to treasury and cancelled.

108 Canarc Resource Corp. Form 20-F

As at April 21, 2017, Canarc had purchased an aggregate of 380,000 common shares for an aggregate purchase price of CAD$34,250, resulting in an average price of CAD$0.09 per share, and the cancellation of such shares will be completed in due course.

All of the Registrant’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at April 21, 2017 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 21, 2017 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

30,000	$0.145	June 18, 2012	June 18, 2017
1,425,000	$0.08	June 26, 2013	June 26, 2018
3,650,000	$0.10	July 17, 2014	July 17, 2019
5,350,000	$0.06	December 8, 2015	December 8, 2020
5,490,000	$0.08	July 7, 2017	July 7, 2021

15,945,000	TOTAL

109 Canarc Resource Corp. Form 20-F

Of the 15,945,000 outstanding stock options, only 10,737,500 stock options are exercisable as at April 21, 2017.

Warrant Summary Chart

Warrants which are outstanding as of April 21, 2017 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Date Issued	Expiry Dates

8,450,000	$0.10	January 31, 2014	July 31, 2017 (1)
5,254,055	$0.15	March 18, 2014	September 18, 2018 (1)
661,718	$0.15	March 18, 2014	September 18, 2018 (1)
4,153,750	$0.15	April 3, 2014	October 3, 2018 (1)
60,725	$0.15	April 3, 2014	October 3, 2018 (1)
5,332,776	$0.08	September 21, 2015	September 21, 2018
536,511	$0.08	September 21, 2015	September 21, 2018
8,852,576	$0.12	March 3, 2016	March 3, 2019
2,497,222	$0.12	March 14, 2016	March 14, 2019
155,556	$0.12	March 14, 2016	March 14, 2019
250,000	$0.15	April 21, 2017	April 21, 2019

36,204,889	TOTAL

110 Canarc Resource Corp. Form 20-F

(1)	In August 2015, Canarc extended the expiry period of a total of 18.6 million warrants by a period of 18 months which were issued pursuant to two private placements which closed in 2014. Expiry dates for 951,250 warrants which were issued to insiders in those private placements were not extended. Item 5.B provides further details.

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

Under the Plan, the Board of Directors of the Registrant or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Registrant and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the stock option to purchase from the Registrant such number of its common shares as the Board or its Executive Committee may designate. The Registrant’s Plan allows it to grant stock options to its employees, directors and consultants to acquire up to 18,888,434 common shares, of which stock options for 16,445,000 common shares were outstanding as at December 31, 2016, provided that the total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Registrant at the time of grant. The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Pursuant to the Plan, stock options shall be granted pursuant to a stock option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)	all stock options granted shall be non-assignable;
(b)	a stock option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c)           no financial assistance will be provided with respect to the exercise of stock options.

111 Canarc Resource Corp. Form 20-F

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

As at April 21, 2017, the only persons or groups known to the Registrant to beneficially own 5% or more of the Registrant’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	Canford Capital Inc. (3) Vancouver, British Columbia, Canada	11,300,000	5.11%

(1)	Common shares.

(2)	As at April 21, 2017, Canarc had 221,308,478 common shares issued and outstanding.

(3)	As at April 21, 2017, Canford Capital Inc. (“Canford”) owned 11,300,000 common shares of Canarc representing a 5.11% interest in Canarc. Canford acquired the 11.3 million common shares of Canarc pursuant to a private placement for CAD$1.13 million which closed in September 2012. In September 2012, Canarc and Canford had entered into a 120-day period of exclusivity to complete Canford’s due diligence and to execute a property option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. In February 2013, Canarc entered into a Strategic Mine Acquisition Partnership (“SMAP”) with Canford for the purpose of acquiring, expanding and operating gold mines in North America. In March 2013, no formal SMAP agreement was executed, and Canford did not commit nor arrange financing for the proposed property option and joint venture to develop the New Polaris gold project nor for the SMAP to acquire operating gold mines in North America. Canford does not exert control over Canarc nor over its Board of Directors nor has any nominees appointed to its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc’s knowledge, except as disclosed in this Form 20-F. Item 4.D provides further details.
112 Canarc Resource Corp. Form 20-F

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of Canarc by virtue of having more than 10% (ie. 10.79%) interest in Canarc as at the closing date of October 30, 2015. In the second quarter of fiscal 2016, Marlin Gold was no longer an Insider of Canarc. Marlin Gold appointed Mr. Akiba Leisman to Canarc’s Board of Directors pursuant to the Share Purchase Agreement which closed on October 30, 2015 until the sale of the El Compas project to Endeavour in May 2016. Items 4.A and 4.D provide further details. Marlin Gold and /or Mr. Leisman did not exert control over Canarc nor over its Board of Directors, was not a member of any of its Board committees, was not actively involved in the operations of Canarc, and did not have any material interest, directly or indirectly, in any transaction that had materially affected or would materially affect Canarc, to the best of Canarc’s knowledge, except as disclosed in this Form 20-F.

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and will terminate on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at Canarc’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. Canarc will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be returned to treasury and cancelled. As at April 21, 2017, Canarc had purchased an aggregate of 380,000 common shares for an aggregate purchase price of CAD$34,250, resulting in an average price of CAD$0.09 per share, and the cancellation of such shares will be completed in due course.

All shares of Canarc, including all those held by any major shareholders, are common shares with similar voting rights. As of March 31, 2017 there were 217,462,324 common shares of Canarc which were issued and outstanding. Based on the records of Canarc’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 449 registered holders of Canarc’s common shares resident in the United States (71.38% of all registered holders) holding 73,806,617 common shares. This number represents approximately 33.94% of the total issued and outstanding common shares of Canarc at that date.

Control by Another Corporation, Foreign Government or Other Persons

113 Canarc Resource Corp. Form 20-F

To the best of the Registrant’s knowledge, the Registrant is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 21, 2017, there is no arrangement known to the Registrant which may at a subsequent date result in a change of control of the Registrant.

7.B      Related Party Transactions

For the fiscal year ended December 31, 2016, the Registrant had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2016, 2015 and 2014 include:

114 Canarc Resource Corp. Form 20-F

				Net balance receivable (payable)
($000s)	Years ended December 31,			as at December 31,
	2016	2015	2014	2016	2015

Key management compensation:
Executive salaries and remuneration (1)	$ 460	$ 415	$ 441	$ -	$ (190)
Severance	-	141	136	-	(130)
Directors fees	8	11	18	(1)	(3)
Share-based payments	245	153	205	-	-
	$ 713	$ 720	$ 800	$ (1)	$ (323)

Legal fees (2)	$ -	$ 59	$ 102	$ -	$ (145)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(41)	(38)	(74)	(4)	(102)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	In 2015 and 2014, legal fees which were included in general and administrative, share issuance expenses and corporate development were incurred to a law firm in which a senior officer was a partner. The senior officer resigned from the Company in December 2015.

(3)	The companies include Endeavour and AzMet.

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

115 Canarc Resource Corp. Form 20-F

In fiscal 2013, Canarc received demand loans of $126,000 from two directors of Canarc, which were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually. In January 2014, Canarc repaid all principal and interest in full settlement of outstanding demand loans.

At Canarc’s annual general meeting in June 2015, disinterested shareholders passed two resolutions relating to shares for debt settlements to certain insiders of Canarc in which debts of up to CAD$63,520 owed to certain current and former directors would be settled by the issuance of up to 1.27 million shares and debts of up to CAD$127,400 owed to senior officers would be settled by the issuance of up to 2.55 million shares. On September 24, 2015, Canarc issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

Items 4.A, 4.D, 5.B and 7.A provide further details of transactions with Marlin Gold.

Items 4.A, 5.B, 6.E and 7.A provide further details of Canarc’s normal course issuer bid.

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

116 Canarc Resource Corp. Form 20-F

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Registrant’s audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2016 (being the commencement of the Registrant’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

The Registrant’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Also, certain directors and officers of Canarc are directors, officers and / or employees of AzMet, AzMin, and Endeavour. The interests of these companies may differ from time to time. Item 6.C provide further details.

7.C      Interests of Experts and Counsel

Not applicable.

ITEM 8.      FINANCIAL INFORMATION

8.A      Consolidated Statements and Other Financial Information

Canarc’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

117 Canarc Resource Corp. Form 20-F

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)	Consolidated Statements of Financial Position as of December 31, 2016 and 2015;
(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2016, 2015 and 2014;
(c)	Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2016, 2015 and 2014;
(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2016, 2015 and 2014; and
(e)	Notes to the consolidated financial statements.

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

118 Canarc Resource Corp. Form 20-F

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

119 Canarc Resource Corp. Form 20-F

The Registrant is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on the Registrant’s financial position or profitability other than as disclosed in the Registrant’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

8.B      Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2016 other than as disclosed in this Form 20-F and in the Registrant’s continuous disclosure documents.

ITEM 9.      THE OFFER AND LISTING

9.A      Offer and Listing Details

The Registrant’s common shares are traded on the TSX in Canada under the symbol “CCM”. The following prices are stated in terms of Canadian dollars.

The following tables set forth the high and low prices of the common shares for the periods indicated.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)

2016	$0.15	$0.05
2015	$0.10	$0.03
2014	$0.13	$0.03
2013	$0.24	$0.04
2012	$0.22	$0.09

120 Canarc Resource Corp. Form 20-F

Quarter	High (CAD$)	Low (CAD$)

2017
1st Quarter	$0.12	$0.08

2016
4th Quarter	$0.13	$0.07
3rd Quarter	$0.14	$0.08
2nd Quarter	$0.14	$0.06
1st Quarter	$0.15	$0.05

2015
4th Quarter	$0.09	$0.04
3rd Quarter	$0.10	$0.05
2nd Quarter	$0.07	$0.03
1st Quarter	$0.06	$0.03

121 Canarc Resource Corp. Form 20-F

Month	High (CAD$)	Low (CAD$)

2017
March	$0.12	$0.09
February	$0.11	$0.08
January	$0.09	$0.08

2016
December	$0.10	$0.07
November	$0.12	$0.08
October	$0.13	$0.11

In the United States, the Registrant’s common shares are quoted for trading on the Over-the-Counter Bulletin through March 19, 2015 and since that date on the OTCQB Marketplace under the symbol “CRCUF”. The following prices are stated in terms of United States dollars.

In relation to the OTCBB and OTCQB, the following quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. The following table sets forth the range of high and low bid prices during the periods indicated on the OTCBB and OTCQB.

The following tables set forth the high and low prices of the common shares for the periods indicated.

122 Canarc Resource Corp. Form 20-F

Fiscal Year	High	Low

2016	$0.12	$0.03
2015	$0.07	$0.02
2014	$0.12	$0.02
2013	$0.24	$0.03
2012	$0.22	$0.09

Quarter	High	Low

2017
1st Quarter	$0.09	$0.05

2016
4th Quarter	$0.10	$0.05
3rd Quarter	$0.11	$0.06
2nd Quarter	$0.12	$0.04
1st Quarter	$0.10	$0.03

2015
4th Quarter	$0.07	$0.03
3rd Quarter	$0.07	$0.03
2nd Quarter	$0.06	$0.02
1st Quarter	$0.05	$0.02

123 Canarc Resource Corp. Form 20-F

Month	High	Low

2017
March	$0.09	$0.07
February	$0.08	$0.06
January	$0.07	$0.05

2016
December	$0.07	$0.05
November	$0.09	$0.06
October	$0.10	$0.08

9.B      Plan of Distribution

Not applicable.

124 Canarc Resource Corp. Form 20-F

9.C      Markets

Since November 2, 1994, the Registrant’s common shares have traded on the TSX. From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Registrant’s common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the TSX acquired the Canadian Venture Exchange to form the TSX Venture Exchange). In February 1997, the Registrant was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange. On August 3, 1998, the Registrant was listed on the Frankfurt Exchange. Management of the Registrant is not aware of any trading market for the Registrant’s common shares in the United States apart from the United States OTC Bulletin Board, on which the Registrant is quoted under the symbol CRCUF; on March 19, 2015, the Registrant’s common shares continued to be quoted on the OTCQB Marketplace.

9.D      Selling Shareholders

Not applicable.

9.E      Dilution

Not applicable.

9.F      Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

125 Canarc Resource Corp. Form 20-F

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
126 Canarc Resource Corp. Form 20-F

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

127 Canarc Resource Corp. Form 20-F

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

128 Canarc Resource Corp. Form 20-F

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

129 Canarc Resource Corp. Form 20-F

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

130 Canarc Resource Corp. Form 20-F

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

131 Canarc Resource Corp. Form 20-F

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

132 Canarc Resource Corp. Form 20-F

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

133 Canarc Resource Corp. Form 20-F

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

The Shareholder Rights Plan expired in April 2015.

10.C      Material Contracts

The following executive employment agreements are in effect:

-	On January 10, 2014, as amended June 26, 2014 and then amended December 8, 2015, an Executive Employment Agreement between Canarc and Mr. Catalin Chiloflischi was signed in respect of Mr. Chiloflischi’s capacity as Chief Executive Officer for Canarc. The employment agreement provides that Mr. Chiloflischi’s base remuneration is CAD$225,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. Canarc accrued a bonus for Mr. Chiloflischi which was paid in March 2016.

-	An Executive Employment Agreement between Canarc and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011, January 1, 2012 and June 26, 2014, in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canarc. The employment agreement provides that Mr. Biles’ base remuneration is CAD$200,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.
134 Canarc Resource Corp. Form 20-F

-	An Executive Employment Agreement between Canarc and Mr. James Moors was signed on June 1, 2011, as amended on January 1, 2102, in respect of Mr. Moors’ capacity as Vice-President of Exploration for Canarc. The employment agreement provided that Mr. Moors’ base remuneration was CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. On January 31, 2014, Canarc and Mr. Moors entered into a Settlement Agreement and General Release whereby Mr. Moors received a final settlement and severance of CAD$60,000 payable over a 12 month period ending January 31, 2015 upon his retirement as Vice-President of Exploration for Canarc.

-	An Executive Employment Agreement between Canarc and Mr. Gregg Wilson was signed on January 1, 2012, in respect of Mr. Wilson’s capacity as Vice-President of Investor Relations for both Canarc and Caza Gold Corp. (“Caza”) The employment agreement provided that Mr. Wilson’s base remuneration is CAD$90,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee. Mr. Wilson’s remuneration was allocated between Canarc and Caza. On March 31, 2014, Canarc and Mr. Wilson entered into a Settlement Agreement and General Release whereby Mr. Wilson received a final settlement and severance of CAD$90,000 (paid) upon his retirement as Vice-President of Investor Relations for Canarc effective April 30, 2014.

-	An Executive Employment Agreement between Caza and Mr. Philip Yee was signed on June 1, 2011 in respect of Mr. Yee’s capacity as Chief Financial Officer and Vice-President of Finance for Canarc, AzMet, AzMin, and Caza, as approved by Compensation Committees of both companies. The employment agreement provided that Mr. Yee’s base remuneration was CAD$180,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee. Effective January 1, 2012, Mr. Yee’s base remuneration was increased to CAD$193,500 per annum as approved by the Compensation Committees of Caza and Canarc. Effective June 26, 2014, Mr. Yee signed an Executive Employment Agreement with Canarc with no change in base remuneration as approved by Canarc’s Compensation Committee. Mr. Yee’s remuneration continues to be allocated between Canarc, AzMet and AzMin.

For the two years immediately preceding April 21, 2017, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party, and other than as disclosed in this Form 20-F. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

135 Canarc Resource Corp. Form 20-F

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

136 Canarc Resource Corp. Form 20-F

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

137 Canarc Resource Corp. Form 20-F

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

138 Canarc Resource Corp. Form 20-F

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

139 Canarc Resource Corp. Form 20-F

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

140 Canarc Resource Corp. Form 20-F

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

141 Canarc Resource Corp. Form 20-F

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

142 Canarc Resource Corp. Form 20-F

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

143 Canarc Resource Corp. Form 20-F

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

144 Canarc Resource Corp. Form 20-F

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

Quantitative and qualitative disclosures about market risk are provided in Canarc’s audited consolidated financial statements for the year ended December 31, 2016 and the notes thereto.

Item 3.D provides information concerning risk factors.

145 Canarc Resource Corp. Form 20-F

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

There were no changes in the Registrant’s approach to capital management during the year ended December 31, 2016.

Management of Financial Risk

The Registrant is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

146 Canarc Resource Corp. Form 20-F

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

The fair values of the Registrant’s receivables, promissory note receivable, accounts payable and accrued liabilities and notes payable approximate their carrying values due to the short terms to maturity. Cash is measured at fair values using Level 1 inputs. Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market. There is no separately quoted market value for the Registrant’s investments in the shares of AzMet and AzMin. Marketable securities of AzMin is measured using Level 2 of the fair value hierarchy and AzMet is measured using Level 3 of the fair value hierarchy. In October 2014, the Registrant received 358,000 shares from Aztec in settlement of debt owed to the Registrant which the Registrant had written off in 2013. All gains and losses are included in operations in the period in which they arise. Derivative liability is measured using Level 1 inputs.

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

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)           Liquidity risk:

Liquidity risk is the risk that the Registrant will not be able to meet its financial obligations as they become due.

147 Canarc Resource Corp. Form 20-F

The Registrant ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Registrant's holdings of cash and its ability to raise equity financings. As at December 31, 2016, the Registrant had a working capital of $9.1 million (2015 – working capital deficiency of $574,000). The Registrant has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2017.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)           Market risk:

The significant market risk exposures to which the Registrant is exposed are foreign currency risk, interest rate risk and other price risk.

(i)            Foreign currency risk:

The Registrant’s mineral property interests and operations are in Canada and previously in Mexico. A certain portion of its operating expenses are incurred in Canadian dollars and previously in Mexican pesos. Fluctuations in the Canadian dollar would affect the Registrant’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Registrant is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

148 Canarc Resource Corp. Form 20-F

	Stated in U.S. Dollars
($000s)	Held in		Total
	Canadian Dollars	Mexican Pesos

Cash	$ 7,984	$ -	$ 7,984
Marketable securities	955	-	955
Receivables	24	-	24
Accounts payable and accrued liabilities	(101)	-	(101)

Net financial assets (liabilities), December 31, 2016	$ 8,862	$ -	$ 8,862

Cash	$ 70	$ 11	$ 81
Receivables	11	50	61
Accounts payable and accrued liabilities	(792)	(13)	(805)

Net financial assets (liabilities), December 31, 2015	$ (711)	$ 48	$ (663)

Based upon the above net exposure as at December 31, 2016 and assuming all other variables remain constant, a 15% (2015 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $1.3 million (2015 - $99,450) in the cumulative translation adjustment in the Registrant’s shareholders’ equity.

The Registrant has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time

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

149 Canarc Resource Corp. Form 20-F

The Registrant’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at fair value through profit loss. There is no separately quoted market value for the Registrant’s investments in the shares of AzMet and AzMin.

The Registrant had recognized a derivative liability pursuant to the share purchase agreement with Marlin Gold which closed on October 30, 2015, whereby the Registrant shall pay 55 troy ounces of gold to Marlin Gold on each of the first three anniversaries of the closing date of the agreement (or its U.S. dollar equivalent), for a total of 165 troy ounces of gold. The derivative liability fluctuated with the gold spot prices resulting in the recognition of gains and losses in profit or loss in which the Registrant had not hedged the payable gold ounces. Based upon the net exposure as at December 31, 2015 and assuming all other variables remain constant, a 20% depreciation or appreciation of the gold spot prices could result in a decrease/increase of approximately $35,000 in the Registrant’s net losses. Pursuant to the Sale Agreement between the Registrant and Endeavour which closed on May 27, 2016, Endeavour assumed responsibility for the 165 troy ounces payable to Marlin Gold.

As certain of the Registrant’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Registrant considers its financial performance and cash flows could be materially affected by such changes in the future value of the Registrant’s marketable securities. Based upon the net exposure as at December 31, 2016 and assuming all other variables remain constant, a net increase or decrease of 100% in the market prices of the underlying securities would increase or decrease respectively net income by $955,000; the Registrant had no marketable securities in 2015 and 2014.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. – C.

Not Applicable.

D.      American Depository Receipts

The Company does not have securities registered as American Depository Receipts

150 Canarc Resource Corp. Form 20-F

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E      Use of Proceeds

Not Applicable.

ITEM 15.      CONTROLS AND PROCEDURES

A.      Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were adequately designed and effective to give reasonable assurance that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms; and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to the Registrant’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

151 Canarc Resource Corp. Form 20-F

B.      Management’s Report on Internal Control over Financial Reporting

The Registrant’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Registrant’s controls include policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;
-	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
-	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the annual financial statements or interim financial statements; and
-	statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

152 Canarc Resource Corp. Form 20-F

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2016 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2016, the Registrant’s internal control over financial reporting was effective.

C.      Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002, as amended, which provides that issuers that are not an “accelerated filer” or “large accelerated filer” are exempt from the requirement to provide an auditor attestation report.

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

ITEM 16.      AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A      Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that Martin Burian qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

153 Canarc Resource Corp. Form 20-F

16.B      Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size.

Directors, including the director/employee of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant. Also, the Registrant’s legal counsel is available to the management of the Registrant to provide a high standard of due care in the activities of the Registrant and to provide guidance when needed.

The Registrant expects all directors, officers and employees to abide by the following code of ethics which have been communicated to them:

-	act with honesty and integrity and in an ethical manner resolve any actual or apparent conflicts of interest between personal and professional relationships;
-	ensure that any public filings or announcements, whether they are statutory or regulatory filings or other documents submitted for public disclosure and communication, are accurate, complete, fair, timely and understandable in all material respects, taking into consideration applicable standards and regulations;
-	comply with applicable laws, rules and regulations; and
-	prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

During the fiscal year ended December 31, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

16.C      Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

154 Canarc Resource Corp. Form 20-F

(Stated in terms of Canadian dollars)

Type of Services Rendered	2016 Fiscal Year (CAD$)	2015 Fiscal Year (CAD$)

(a) Audit Fees	$32,000	$31,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2017, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2017 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2017, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

16.D      Exemptions from the Listing Standards for Audit Committees

Not applicable.

155 Canarc Resource Corp. Form 20-F

16.E      Purchases of Equity Securities by the Registrant and Affiliated Purchasers

None.

16.F      Change in Registrant’s Certifying Accountant

None.

16.G      Corporate Governance

Not applicable.

16.H      Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2016, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

156 Canarc Resource Corp. Form 20-F

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not Applicable

ITEM 18.      FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1 Report of Independent Registered Public Accounting Firm dated March 14, 2017	99
1.2 Consolidated statements of financial position as at December 31, 2016 and 2015 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2016, 2015 and 2014.	100-104

157 Canarc Resource Corp. Form 20-F

ITEM 19.      EXHIBITS

Exhibits
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia), previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
1-2	Shareholders Right Plan dated April 30, 2005, previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
8-1	List of Material Subsidiaries
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)
13-1.	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)
15-1	Resource Potential, New Polaris Project (dated March 14, 2007), previously furnished on Form 6-K with the SEC in July 2008 and incorporated herein by reference
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011), previously furnished on Form 6-K with the SEC in July 2011 and incorporated herein by reference
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference
15-5	Technical Report for the El Compas Project (dated January 19, 2016), previously furnished on Form 6-K with the SEC in February 2016 and incorporated herein by reference
158 Canarc Resource Corp. Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 27, 2017.

CANARC RESOURCE CORP.

Per:

/s/ Catalin Chiloflischi

Catalin Chiloflischi, Chief Executive Officer

159 Canarc Resource Corp. Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in United States dollars)

Years ended December 31, 2016 and 2015

160 Canarc Resource Corp. Form 20-F

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANARC RESOURCE CORP.

We have audited the accompanying consolidated financial statements of Canarc Resource Corp., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

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

161 Canarc Resource Corp. Form 20-F

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canarc Resource Corp. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Chartered Professional Accountants

Vancouver, Canada

March 14, 2017

162 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2016	2015

ASSETS

CURRENT ASSETS
Cash		$ 8,079	$ 354
Marketable securities	7(b) and 8	955	-
Receivables and prepaids	6	142	82
Total Current Assets		9,176	436

NON-CURRENT ASSETS
Restricted cash	9(a)(i)	35	69
Mineral property interests	9	10,496	11,411
Equipment	10	1	25
Total Non-Current Assets		10,532	11,505
Total Assets		$ 19,708	$ 11,941

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12 and 15	$ 101	$ 952
Derivative liability, current portion	7 and 11	-	58
Total Current Liabilities		101	1,010

LONG TERM LIABILITIES
Derivative liability, long term portion	7 and 11	-	117
Total Liabilities		101	1,127

SHAREHOLDERS' EQUITY
Share capital	13(b)	66,210	64,537
Reserve for share-based payments		759	530
Accumulated other comprehensive loss		(3,269)	(3,339)
Deficit		(44,093)	(50,914)
Total Shareholders' Equity		19,607	10,814
Total Liabilities and Shareholders' Equity		$ 19,708	$ 11,941

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian

Director	Director

163 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2016	2015	2014

Expenses:
Amortization		$ -	$ -	$ 1
Corporate development	14 and 15	136	42	345
Employee and director remuneration	15	461	489	514
General and administrative	14 and 15	193	190	290
Shareholder relations		311	91	227
Share-based payments	13(c) and 15	301	161	209

Loss before the undernoted		(1,402)	(973)	(1,586)

Interest and other income		28	3	20
Change in fair value of marketable securities	8	3,205	-	-
Flow through financing costs	12(b)	-	(4)	-
Gain from debt settlement	12(a) and 13(b)(iii)	108	54	-
Gain from derivative liability	11	-	13	-
Interest and finance charges		-	-	(1)
Foreign exchange gain (loss)		16	(20)	11
Recovery (write-off) of promissory notes receivable	6	10	-	(275)

Net income (loss) from continuing operations		1,965	(927)	(1,831)

Net income (loss) from discontinued operations	7(b)	4,826	(5)	-

Net income (loss) for the year		6,791	(932)	(1,831)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		70	(1,715)	(922)

Comprehensive income (loss) for the year		$ 6,861	$ (2,647)	$ (2,753)

Basic and diluted earnings (loss) per share:

Continuing operations:
Basic		$ 0.01	$ (0.01)	$ (0.01)
Diluted		$ 0.01	$ (0.01)	$ (0.01)

Discontinued operations:
Basic		$ 0.02	$ -	$ -
Diluted		$ 0.02	$ -	$ -

Weighted average number of common shares outstanding		211,483,671	164,670,698	148,771,663

Refer to the accompanying notes to the consolidated financial statements.

164 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2013	114,818,195	$ 60,178	$ 590	$ (702)	$ (48,654)	$ 11,412

Private placement, net of share issue costs	42,618,110	2,780	-	-	-	2,780
Share-based payments	-	-	209	-	-	209
Expiry of stock options	-	-	(168)	-	168	-
Finders fee warrants	-	(46)	46	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	4	(922)	(2)	(920)
Net loss for the year	-	-	-	-	(1,831)	(1,831)
Balance, December 31, 2014	157,436,305	62,912	681	(1,624)	(50,319)	11,650

Acquisition of subsidary (Note 7(a))	19,000,000	1,017	-	-	-	1,017
Private placement, net of share issue costs	13,165,552	523	-	-	-	523
Shares for debt settlement	2,018,700	106	-	-	-	106
Share-based payments	-	-	161	-	-	161
Cancellation and expiration of stock options	-	-	(243)	-	243	-
Finders fee warrants	-	(21)	21	-	-	-
Modification of finders fee warrants	-	-	5	-	(5)	-
Expiry of finders fee warrants	-	-	(97)	-	97	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	2	(1,715)	2	(1,711)
Net loss for the year	-	-	-	-	(932)	(932)
Balance, December 31, 2015	191,620,557	64,537	530	(3,339)	(50,914)	10,814
Private placement, net of share issue costs	22,699,596	1,440	-	-	-	1,440
Finders fee shares	311,111	26	-	-	-	26
Property acquisition (Note 9(a)(iii))	250,000	19	-	-	-	19
Exercise of stock options	1,000,000	115	(54)	-	-	61
Share-based payments	-	-	301	-	-	301
Cancellation and expiration of stock options	-	-	(26)	-	26	-
Exercise of warrants	1,250,000	77	-	-	-	77
Exercise of finder fee warrants	58,333	6	(2)	-	-	4
Finders fee warrants	-	(10)	10	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	70	4	74
Net income for the year	-	-	-	-	6,791	6,791
Balance, December 31, 2016	217,189,597	$ 66,210	$ 759	$ (3,269)	$ (44,093)	$ 19,607

Refer to the accompanying notes to the consolidated financial statements.

165 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	2016	2015	2014

Cash provided from (used by):

Operations:
Net income (loss) from continuing operations	$ 1,965	$ (927)	$ (1,831)
Items not involving cash:
Accrued interest	-	-	(15)
Amortization	-	-	1
Share-based payments	301	161	209
Change in fair value of marketable securities	(3,205)	-	-
Flow through financing costs	-	2	-
Derecognition of accounts payable	(3)	-	-
Gain from debt settlement	(105)	(54)	-
Gain on derivative liability	-	(13)	-
(Recovery) write-off of promissory notes receivable	(10)	-	275
	(1,057)	(831)	(1,361)
Changes in non-cash working capital items:
Receivables and prepaids	(91)	54	22
Accounts payable and accrued liabilities	(923)	184	(26)
Operating cash flow used by continuing operations	(2,071)	(593)	(1,365)
Operating cash flow (used by) provided from discontinued operations (Note 7(b))	(55)	9	-
Net cash used by operating activities	(2,126)	(584)	(1,365)

Financing:
Issuance of common shares, net of share issuance costs	1,466	523	2,780
Exercise of stock options	61	-	-
Exercise of warrants	81	-	-
Repayment of demand loans	-	-	(128)
Cash provided from financing activities	1,608	523	2,652

Investing:
Acquisition of marketable securities	(81)	-	-
Proceeds from disposition of marketable securities	8,931	-	-
Acquisition of subsidiary (Note 7(a))	-	8	-
Restricted cash	-	69	-
Promissory notes receivables	-	-	(260)
Mineral property interests, net of recoveries	(198)	(75)	(402)
Cash provided from (used by) investing activities from continuing operations	8,652	2	(662)
Cash used by investing activities from discontinued operations (Note 7(b))	(409)	(262)	-
Net cash provided from (used by) investing activities	8,243	(260)	(662)

Increase (decrease) in cash	7,725	(321)	625
Cash, beginning of year	354	675	50

Cash, end of year	$ 8,079	$ 354	$ 675

Refer to the accompanying notes to the consolidated financial statements.

166 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2016	2015	2014

Non-cash financing and investing activities:

Issuance of shares for:
Mineral property interests	9(a)(iii)	$ 19	$ -	$ -
Finders fee	13(b)(ii)	26	-	-
Shares for debt settlement	13(b)(iii)	-	106	-

Fair value allocated to common shares issued on exercise of:
Stock options	13	54	-	-
Finders fee warrants	13	2	-	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	13	10	21	46
Modification of finders fee warrants	13(d)	-	5	-

Expiration of:
Stock options		26	243	168
Finders fee warrants		-	97	-

Income taxes paid		-	-	-

Interest received		-	-	5
Interest paid		-	-	7

Refer to the accompanying notes to the consolidated financial statements.

167 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The Company has no operating revenues, has incurred significant net losses in prior years (2015 - $932,000 and 2014 - $1.8 million) and has a deficit of $44.1 million as at December 31, 2016 (2015 - $50.9 million and 2014 - $50.3 million). These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

168 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

These consolidated financial statements were approved by the Company’s Board of Directors on March 14, 2017.

169 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)	Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

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

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive income (loss) are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

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

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; fair value of derivative liability; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

170 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates.

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

In the acquisition of Oro Silver Resources Ltd. (“Oro Silver”) in October 2015, judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that Oro Silver did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill recognized on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 7(a)).

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the consolidated statements of comprehensive income (loss) and cash flows.

(f)	New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The Company is currently assessing the impact of these future standards on the consolidated financial statements.

(i)            The following standard became effective in the current period:

Disclosure Initiative (Amendments to IAS 1 Presentation of Financial Statements)

The amendments:

•	Clarify the existing presentation and disclosure requirements in IAS 1, including the presentation of line items, subtotals and notes; and
•	Provide guidance to assist entities to apply judgment in determining what information to disclose, and how that information is presented in their financial statements.

The change had no effect to these consolidated financial statements.

171 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)           The following standards will become effective in future periods:

Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows)

The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Applicable to the Company’s annual period beginning January 1, 2017.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12 Income Taxes)

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value.

Applicable to the Company’s annual period beginning January 1, 2017.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2 Share-based Payment)

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

172 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)           The following standards will become effective in future periods: (continued)

IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives. The final version of this new standard supersedes the requirements of earlier versions of IFRS 9.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•	Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

•	Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

•	Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

•	Hedge accounting:

Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company’s annual period beginning January 1, 2018.

173 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)           The following standards will become effective in future periods: (continued)

IFRS 16 Leases

Earlier application permitted for entities that also apply IFRS 15 Revenue from Contracts with Customers.

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•	A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.
•	A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.
•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Applicable to the Company’s annual period beginning January 1, 2019.

174 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

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

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash, marketable securities and restricted cash are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables comprise of receivables.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company has no HTM financial assets as at December 31, 2016 and 2015.

175 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(i)            Financial assets: (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income (loss) and classified as a component of equity. AFS assets include investments in equities of other entities with the exception of marketable securities. The Company does not have any AFS financial assets.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income (loss) are included in profit or loss. The Company has no AFS financial assets.

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

Liabilities which are to be settled in payable ounces (or the U.S. dollar equivalent) are recorded using the spot price of the commodity. This amount includes derivative liability.

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

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities.

176 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

(v)           Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within profit or loss.

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

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(c)	Impairment of non-financial assets: (continued)

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

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

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(e)	Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates of up to 30% annually.

(f)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants. Consideration received on the exercise of warrants is recorded as share capital and any related reserve for share-based payments is transferred to share capital. Upon expiry of the warrants, the recorded fair value of the warrants is transferred from the reserve for share-based payments to deficit.

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

179 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(i)	Share buy-back:

The Company has implemented a normal course issuer bid whereby the Company would buy back its common shares on the exchange in which its shares are listed at the prevailing market prices. Shares which are purchased would reduce share capital for the cash consideration paid including any associated transaction costs.

(j)	Share-based payments:

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

(k)	Environmental rehabilitation:

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

180 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(k)	Environmental rehabilitation: (continued)

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

(m)	Provisions:

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

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. Recently the Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2016.

182 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk

The Company has classified its cash and restricted cash as financial assets at FVTPL; marketable securities as held for trading financial assets at FVTPL; and long-term investments as AFS financial assets; receivables as loans and receivables; accounts payable and accrued liabilities as other financial liabilities; and derivative liability as FVTPL.

The Company’s investments in shares of Aztec Metals Corp. (“AzMet”) and Aztec Minerals Corp. (“AzMin”), both companies sharing one common director with the Company, are classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet and AzMin.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Marketable securities of AzMin is measured using Level 2 of the fair value hierarchy and AzMet is measured using Level 3 of the fair value hierarchy. Derivative liability is measured using Level 1 inputs.

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

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2016, the Company had a working capital of $9.1 million (2015 – working capital deficiency of $574,000). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2017.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

183 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)            Foreign currency risk:

The Company’s mineral property interests and operations are in Canada and previously in Mexico. A certain portion of its operating expenses are incurred in Canadian dollars and previously in Mexican pesos. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	Held in		Total
	Canadian Dollars	Mexican Pesos

Cash	$ 7,984	$ -	$ 7,984
Marketable securities	955	-	955
Receivables	24	-	24
Accounts payable and accrued liabilities	(101)	-	(101)

Net financial assets (liabilities), December 31, 2016	$ 8,862	$ -	$ 8,862

Cash	$ 70	$ 11	$ 81
Receivables	11	50	61
Accounts payable and accrued liabilities	(792)	(13)	(805)

Net financial assets (liabilities), December 31, 2015	$ (711)	$ 48	$ (663)

Based upon the above net exposure as at December 31, 2016 and assuming all other variables remain constant, a 15% (2015 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $1.3 million (2015 - $99,450) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

184 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet and AzMin.

The Company had recognized a derivative liability pursuant to the share purchase agreement with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015, whereby the Company shall pay 55 troy ounces of gold to Marlin Gold on each of the first three anniversaries of the closing date of the agreement (or its U.S. dollar equivalent), for a total of 165 troy ounces of gold. The derivative liability fluctuated with the gold spot prices resulting in the recognition of gains and losses in profit or loss in which the Company had not hedged the payable gold ounces. (Notes 7 and 11). Based upon the net exposure as at December 31, 2015 and assuming all other variables remain constant, a 20% depreciation or appreciation of the gold spot prices could result in a decrease/increase of approximately $35,000 in the Company’s net losses. Pursuant to the Sale Agreement between the Company and Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) which closed on May 27, 2016, Endeavour assumed responsibility for the 165 troy ounces payable to Marlin Gold (Note 7(b)).

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2016 and assuming all other variables remain constant, a net increase or decrease of 100% in the market prices of the underlying securities would increase or decrease respectively net income by $955,000; the Company had no marketable securities in 2015 and 2014.

185 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(iii)	Other price risk: (continued)

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase (Note 13(b)(i)). The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares.

6.	Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 as included in receivables and prepaids were received in 2017.

186 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Sale of Oro Silver Resources Ltd.

(a)	Acquisition of Oro Silver Resources Ltd.

On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. (“Oro Silver”) with Marlin Gold which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). The terms of the Share Purchase Agreement included the following:

-	On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) shall be paid by the Company to Marlin Gold or to any of its subsidiaries;

-	Certain mineral concessions named Altiplano included a 3% NSR royalty and a buy back option. Marlin Gold retained the Altiplano royalty and buy back option, and shall receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-	Marlin Gold invested CAD$100,000 in the Company’s private placement at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 13(b)(iii)); and

-	Marlin Gold nominated one person to the Company’s Board of Directors.

The Share Purchase Agreement was considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values at the date of acquisition in 2015:

Oro Silver Resources Ltd.

Assets:
Cash	$ 8
Receivables and prepaids	53
Equipment	25
Mineral property interest	1,120

Liabilities:
Accounts payables and other accrued liabilities	(1)

Total	$ 1,205

187 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Sale of Oro Silver Resources Ltd. (continued)

(a)	Acquisition of Oro Silver Resources Ltd. (continued)

Consideration given in 2015:

Share consideration:
Number of shares issued	19,000,000
Deemed value per share ($000s)	$ 0.0000535
		$ 1,017
Derivative liability:
Number of payable troy ounces of gold	165
Spot price per troy ounce ($000s)	$ 1.142
		188
Total consideration		$ 1,205

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company, at that time, by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

(b)	Sale of Oro Silver Resources Ltd.

On May 6, 2016, the Company entered into a Purchase and Sale Agreement with Endeavour which closed on May 27, 2016 pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 common shares of Endeavour (the “Sale Transaction”) with a fair value of CAD$3.99 per share on May 27, 2016.

As additional consideration, Endeavour assumed the Company’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by the Company in connection with its acquisition of Oro Silver from Marlin Gold (Note 7(a)).

188 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Sale of Oro Silver Resources Ltd. (continued)

(b)	Sale of Oro Silver Resources Ltd. (continued)

The reported gain on the sale of Oro Silver in 2016 is as follows:

Consideration received from sale of Oro Silver:
Fair value of common shares of Endeavour	$ 6,571
Derivative liability assumed by Endeavour (Note 11)	200
		$ 6,771
Cost of disposition of Oro Silver:
Net assets of Oro Silver	1,873
Transaction costs	19
		1,892
Gain from disposition of subsidiary		$ 4,879

The reported net income from discontinued operations from the sale of Oro Silver is as follows:

	December 31,
	2016	2015	2014

Amortization	$ (2)	$ (1)	$ -
Foreign exchange gain	5	-	-
Legal	(3)	-	-
Office and sundry	(7)	(4)	-
Rent	(3)	-	-
Salaries and management	(13)	-	-
Property investigation	(5)	-	-
Gain from disposition of subsidiary	4,879	-	-
Loss from derivative liability	(25)	-	-
Net income (loss) from discontinued operations	$ 4,826	$ (5)	$ -

189 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Sale of Oro Silver Resources Ltd. (continued)

(b)	Sale of Oro Silver Resources Ltd. (continued)

The reported cash flows from discontinued operations from the sale of Oro Silver are as follows:

	December 31,
	2016	2015	2014

Cash provided from (used by) discontinued operations:

Operations:
Net income (loss) from discontinued operations	$ 4,826	$ (5)	$ -
Items not involving cash:
Amortization	2	1
Foreign currency translation	(14)	-	-
Gain from disposition of subsidiary	(4,879)	-	-
Loss from derivative liability	25	-	-
	(40)	(4)	-
Changes in non-cash working capital items:
Receivables and prepaids	(8)	-	-
Accounts payable and accrued liabilities	(7)	13	-
Operating cash flow (used by) provided from discontinued operations	$ (55)	$ 9	$ -

Investing:
Mineral property interests, net of recoveries	$ (409)	$ (262)	$ -
Cash used by investing activities from discontinued operations	$ (409)	$ (262)	$ -

190 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Marketable Securities

	December 31,
	2016	2015

Balance, begin of year	$ -	$ -
Held for trading securities received from:
Sale Agreement (Note 7(b))	6,571	-
Property option agreement (Note 9(a)(iii))	81	-
Distribution of AzMin by reduction of AzMet's paid up capital	86	-
Disposition of held for trading securities at fair value	(8,760)	-
Change in fair value of marketable securities	2,985	-
Foreign currency translation adjustment	(8)	-
Balance, end of year	$ 955	$ -

In September 2016, AzMet and AzMin completed a distribution by way of a reduction of AzMet’s paid up capital pursuant to Section 74 of the British Columbia Business Corporations Act whereby AzMet distributed all its 11 million common shares of AzMin to its shareholders on the basis of one AzMin share for every two AzMet shares held. As at December 31, 2016, the Company had an interest of 5% in AzMet (2015 – 7%) and 4% interest in AzMin (2015 – Nil%).

There are no separately quoted market values for the AzMet and AzMin shares.

The quoted market value and fair value of shares of companies was $955,000 at December 31, 2016 (2015 - $100).

191 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests

	British Columbia (Canada)			Mexico
	New Polaris	Windfall Hills	FG Gold	El Compas	Total
	(Note 9(a)(i))	(Note 9(a)(ii))	(Note 9(a)(iii))	(Notes 7 and 9(b))

Acquisition Costs:

Balance, December 31, 2014	$ 3,876	$ 401	$ -	$ -	$ 4,277
Acquisition of subsidiary (Note 7(a))	-	-	-	1,120	1,120
Additions	-	3	-	-	3
Foreign currency translation adjustment	(25)	(65)	-	6	(84)
Balance, December 31, 2015	3,851	339	-	1,126	5,316
Additions	2	-	19	-	21
Disposition of subsidiary (Note 7(b))	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	130	145
Balance, December 31, 2016	$ 3,858	$ 349	$ 19	$ -	$ 4,226

Deferred Exploration Expenditures:

Balance, December 31, 2014	$ 7,090	$ 437	$ -	$ -	$ 7,527
Additions (recoveries), net of recoveries	23	(11)	-	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	-	(1,627)
Balance, December 31, 2015	5,556	356	-	183	6,095
Additions, net of recoveries	12	80	6	393	491
Disposition of subsidiary (Note 7(b))	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	260
Balance, December 31, 2016	$ 5,817	$ 447	$ 6	$ -	$ 6,270

Mineral property interests:
Balance, December 31, 2015	$ 9,407	$ 695	$ -	$ 1,309	$ 11,411
Balance, December 31, 2016	9,675	796	25	-	10,496

192 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(a)	Canada:

(i)            New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2016 include a reclamation bond for $187,000 (2015 - $182,000).

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In Stage One, PanTerra shall spend CAD$500,000 for laboratory production of flotation concentrate followed by test work through the Glencore Technology Albion pilot plant, and for comprehensive technical and economic review and commencement of environmental baseline data collection required for permitting. In Stage Two, PanTerra can earn a 20% interest in the New Polaris project by spending CAD$3.5 million in predevelopment expenditures which would include 10,000 metre drilling program and engineering and completion of field data required for environmental permitting. In Stage Three, PanTerra can earn an additional 30% interest in the project for a total interest of 50% by spending CAD$6 million in predevelopment expenditures which would primarily focus on the completion of a definitive feasibility study and would include further 10,000 metres of infill drilling, additional metallurgical test work, and preliminary engineering. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from the Company within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate.

The Company had received the CAD$500,000 for Stage One in 2015. As at December 31, 2016, funds of US$35,000 (2015 – US$69,000) remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra, which remaining funds were used to settle existing payables for Stage One expenditures in 2017.

In August 2015, PanTerra had informed the Company that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the Company’s New Polaris project until PanTerra received the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

193 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

(iii)          FG Gold:

On August 24, 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. The Company can earn up to a 75% interest in the FG gold property in two stages.

In the first stage, the Company can earn an initial 51% interest over three years by:

-	incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-	issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-	paying 50% of the annual BC mineral exploration tax credits (“BC METC”) claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

In the second stage, the Company can earn an additional 24% interest for a total interest of 75% over the following two years by:

-	incurring CAD$1.5 million in exploration expenditures;
-	issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-	paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If the Company fails to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest.

194 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(b)	Mexico:

El Compas:

In October 2015, the Company acquired the El Compas project located in Zacatecas, Mexico, pursuant to the Share Purchase Agreement with Marlin Gold by way of the acquisition of a 100% interest in Oro Silver (Note 7(a)). On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) was to be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them. (Notes 7(a) and 11).

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement included the following:

•	Lease term was for 5 years with the right to extend for another 5 years;
•	The Company assumed responsibility for the plant as of January 29, 2016;
•	The Company was to pay a monthly lease payment of MXP 136,000; and
•	Grace period of 6 months to allow time for plant refurbishing.

In May 2016, the Company entered into the Sales Transaction with Endeavour pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico (Note 7(b)). Endeavour assumed responsibility for the troy ounces of gold payable to Marlin Gold and the lease for the ore processing plant.

(c)	United States:

On February 28, 2017, the Company entered into a purchase agreement (the “Letter Agreement”) with American Innovative Minerals, LLC (“AIM”) to acquire 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah for a total purchase price of $2 million. Upon execution of the Letter Agreement, the Company deposited $200,000 “in trust” towards the purchase price. The deposit is only refundable upon limited circumstances including status of title, material encumbrances, corporate standing, financial conditions, environmental liabilities, and litigation. The Company has the option to either acquire AIM or acquire AIM’s interests in the mineral properties. There is a 30 day due diligence period. The Letter Agreement will be replaced and superseded by the execution of a definitive agreement on or before March 31, 2017. Certain of the mineral properties are subject to royalties.

195 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(d)	Expenditure options:

As at December 31, 2016, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Cash	Exploration	Number of
	Payments	Expenditures	Shares
	(CAD$000)	(CAD$000)

New Polaris (Note 9(a)(i)):
Net profit interest reduction or buydown	$ -	$ -	150,000

FG Gold (Note 9(a)(iii)):
(i) Stage One:
By December 31:
2017	50% of BC METC (1)	491	-
2018	50% of BC METC (1)	500	-
2019	50% of BC METC (1)	500	-
2020	50% of BC METC (1)	-	-
On or before September 9:
2017	-	-	250,000
2018	-	-	250,000
2019	-	-	250,000
(ii) Stage Two:
2021	Greater of (1): (i) CAD$75,000 and (ii) 50% of BC METC	-	-
2022	Greater of (1): (i) CAD$75,000 and (ii) 50% of BC METC	-	-
On or before September 9:
2020	-	-	750,000
2021	-	1,500	750,000

		$ 2,991	2,400,000

(1)	Maximum aggregate exploration expenditures for BC METC payable to Eureka is CAD$1.5 million for each of Stage One and Stage Two.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

196 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

197 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Equipment

		Field	Office
	Building	Equipment	Equipment	Total
Cost:
Balance, December 31, 2014	$ -	$ -	$ 9	$ 9
Acquisition of subsidiary (Note 7(a))	7	17	1	25
Foreign currency translation adjustment	-	-	(1)	(1)
Balance, December 31, 2015	7	17	9	33
Disposition of subsidiary (Note 7(b))	(8)	(18)	(1)	(27)
Foreign currency translation adjustment	1	1	-	2
Balance, December 31, 2016	-	-	8	8

Accumulated amortization:
Balance, December 31, 2014	-	-	7	7
Add: Amortization from discontinued operation (Note 7(b))	-	-	1	1
Balance, December 31, 2015	-	-	8	8
Add:
Amortization	-	2	-	2
Disposition of subsidiary (Note 7(b))	-	(2)	(1)	(3)
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2016	-	-	7	7

Net book value:
Balance, December 31, 2015	$ 7	$ 17	$ 1	$ 25
Balance, December 31, 2016	$ -	$ -	$ 1	$ 1

198 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Derivative Liability

Derivative Liability
May 27, 2016
	Disposition of	December 31, 2015	Gain (Loss) on
	Oro Silver		Derivative Liability

Number of payable troy ounces of gold	165	165
Spot price per troy ounce of gold ($000s)	$ 1.216	$ 1.062
Balance	$ 200	$ 175	$ (25)
Less:
Sale Agreement with Endeavour (Note 7(b))	(200)	-	25
Adjusted balance	$ -	$ 175	$ -

Derivative Liability
		October 30, 2015	Gain (Loss) on
	December 31, 2015	Acquisition of	Derivative Liability
Oro Silver

Number of payable troy ounces of gold	165	165
Spot price per troy ounce of gold	$ 1.062	$ 1.142
Balance	$ 175	$ 188	$ 13

On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) was to be paid by the Company to Marlin Gold or to any of its subsidiaries pursuant to the Share Purchase Agreement (Note 7(a)). The estimated fair value is based on the spot market price of gold at the period end. Pursuant to the Sale Agreement with Endeavour, Endeavour assumed responsibility for the troy ounces of gold payable to Marlin Gold (Note 7(b)).

199 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Accounts Payable and Accrued Liabilities

(a)	Debt Settlement and Derecognition:

In 2016, the Company entered into a debt settlement with a creditor whereby a debt of $138,000 was settled with a cash payment of $33,000, resulting in a gain on debt settlement of $105,000. In 2016, the Company also derecognized debt of $3,000 owed to a foreign creditor, and recognized a gain of $3,000 from the derecognition of accounts payable.

In 2015, the Company entered into shares for debt settlements with certain directors and officers, and recognized a gain on debt settlement of $54,000 (Note 13(b)(iii)).

(b)	Flow-Through Tax Indemnification:

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2016 (2015 – US$2,000) which is included in accounts payable and accrued liabilities.

13.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)            Normal course issuer bid:

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on February 8, 2017 and will terminate on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. In 2017, the Company purchased 380,000 common shares for CAD$34,250 with an average price of CAD$0.09 per share of which no common shares have been cancelled.

200 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(b)	Issued: (continued)

(ii)	In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the underlying units in the private placement.

In September 2016, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka for the FG gold property (Note 9(a)(iii)).

In 2016, warrants for 1.31 million shares were exercised for proceeds of CAD$104,700 which included finder fee warrants for 58,333 shares with a fair value of US$2,000. In 2016, stock options for 1 million shares were exercised for proceeds of CAD$80,000 with fair values of US$54,300.

(iii)	On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold (Note 7(a)). Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

On October 8, 2015, the Company entered into the Share Purchase Agreement with Marlin Gold which closed on October 30, 2015 whereby the Company issued 19 million common shares at a value of CAD$0.07 per share to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly-owned Mexican subsidiary, Minera Oro Silver (Note 7(a)).

201 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(b)	Issued: (continued)

(iv)	On January 31, 2014, the Company closed a private placement for 18 million units at a price of CAD$0.05 per unit for gross proceeds of CAD$900,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.10 per share until January 31, 2016; in August 2015, 8.45 million warrants had their expiry date extended to July 31, 2017 (Note 13(d)). Finder’s fees of CAD$22,500 were paid for the private placement.

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

202 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 16,445,000 common shares are outstanding as at December 31, 2016. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016		2015		2014
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	11,920,000	$0.08	10,130,000	$0.10	8,325,000	$0.11
Granted	8,010,000	$0.08	5,950,000	$0.06	4,550,000	$0.09
Exercised	(1,000,000)	$0.08	-	-	-	-
Forfeited	(1,965,000)	$0.09	(245,000)	$0.11	(175,000)	$0.10
Expired	(520,000)	$0.10	(3,915,000)	$0.12	(2,570,000)	$0.11
Outstanding balance, end of year	16,445,000	$0.08	11,920,000	$0.08	10,130,000	$0.10

Exercise price range (CAD$)	$0.05 - $0.145		$0.05 - $0.145		$0.05 - $0.145

203 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2016 and 2015:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2016	(Number of Years)	(CAD$)	Dec 31, 2016	(Number of Years)	(CAD$)

$0.145	30,000	0.46	$0.145	30,000	0.46	$0.145
$0.08	1,425,000	1.48	$0.08	1,425,000	1.48	$0.08
$0.05	500,000	2.04	$0.05	500,000	2.04	$0.05
$0.10	3,650,000	2.54	$0.10	3,650,000	2.54	$0.10
$0.06	5,350,000	3.94	$0.06	4,012,500	3.94	$0.06
$0.08	5,490,000	4.51	$0.08	810,000	4.51	$0.08
	16,445,000	3.54	$0.08	10,427,500	3.06	$0.08

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2015	(Number of Years)	(CAD$)	Dec 31, 2015	(Number of Years)	(CAD$)

$0.135	160,000	0.51	$0.135	160,000	0.51	$0.135
$0.145	105,000	1.46	$0.145	105,000	1.46	$0.145
$0.08	1,525,000	2.49	$0.08	1,525,000	2.49	$0.08
$0.05	500,000	3.04	$0.05	400,000	3.04	$0.05
$0.10	3,680,000	3.54	$0.10	2,220,000	3.54	$0.10
$0.06	5,950,000	4.94	$0.06	1,487,500	4.94	$0.06
	11,920,000	4.02	$0.08	5,897,500	3.47	$0.08

204 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

During the year ended December 31, 2016, the Company recognized share-based payments of $301,000 (2015 - $161,000 and 2014 - $209,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	December 31,
	2016	2015	2014

Directors and officers	$ 245	$ 153	$ 205
Employees	2	8	4
Consultants	54	-	-

	$ 301	$ 161	$ 209

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2016	2015	2014

Number of stock options granted	8,010,000	5,950,000	4,550,000
Fair value of stock options granted (CAD$)	$0.07	$0.05	$0.08

Market price of shares on grant date (CAD$)	$0.09	$0.06	$0.09
Pre-vest forfeiture rate	15.99%	19.64%	5.29%
Risk-free interest rate	0.55%	0.75%	1.38%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	140%	140%	118%
Expected option life in years	4.42	4.24	4.48

205 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(c)	Stock option plan: (continued)

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In fiscal 2014, the Company granted the following stock options:

-	500,000 stock options to an officer with an exercise price of CAD$0.05 and an expiry date of January 14, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.
-	4,050,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of July 17, 2019, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

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

In fiscal 2016, the Company granted the following stock options:

-	3,260,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;
-	3,000,000 stock options to a director, officers and a consultant with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which shall vest only when the Company closes a material transaction or at the discretion of the Company’s Board of Directors;
-	1,000,000 stock options to consultants with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which fully vested on grant date; and
-	750,000 stock options to a consultant with an exercise price of CAD$0.11 and an expiry date of September 21, 2021, and which fully vest on December 20, 2016.

206 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants:

At December 31, 2016, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2015	Issued	Exercised	Expired	December 31, 2016

$0.20	January 11, 2016 (1)	600,000	-	-	(600,000)	-

$0.20	January 18, 2016 (1)	1,000,000	-	-	(1,000,000)	-

$0.10	January 31, 2016	550,000	-	-	(550,000)	-

$0.10	July 31, 2017 (2)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (2)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (2), (3)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (2)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (2), (4)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	(2,500,000)	-

$0.08	September 21, 2018	5,749,443	-	(416,667)	-	5,332,776

$0.08	September 21, 2018 (5)	594,844	-	(58,333)	-	536,511

$0.08	October 30, 2018	833,333	-	(833,333)	-	-

$0.12	March 3, 2019	-	8,852,576	-	-	8,852,576

$0.12	March 14, 2019	-	2,497,222	-	-	2,497,222

$0.12	March 14, 2019 (6)	-	155,556	-	-	155,556

		30,809,118	11,505,354	(1,308,333)	(4,650,000)	36,356,139

207 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	The warrants were subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

208 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2015, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2014	Issued	Exercised	Expired	December 31, 2015

$0.20	September 28, 2015 (1)	11,300,000	-	-	(11,300,000)	-

$0.20	September 28, 2015 (1), (2)	904,000	-	-	(904,000)	-

$0.20	December 19, 2015 (1)	4,500,000	-	-	(4,500,000)	-

$0.20	January 11, 2016 (1)	600,000	-	-	-	600,000

$0.20	January 18, 2016 (1)	1,000,000	-	-	-	1,000,000

$0.10	January 31, 2016	550,000	-	-	-	550,000

$0.10	July 31, 2017 (3)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (3)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (3), (4)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (3)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (3), (5)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	-	5,749,443	-	-	5,749,443

$0.08	September 21, 2018 (6)	-	594,844	-	-	594,844

$0.08	October 30, 2018	-	833,333	-	-	833,333

		40,335,498	7,177,620	-	(16,704,000)	30,809,118

209 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

210 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

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

211 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Share Capital (continued)

(d)	Warrants: (continued)

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%.

(e)	Common shares reserved for issuance:

	Number of Shares
	December 31,
	2016	2015	2014

Stock options (Note 13(c))	16,445,000	11,920,000	10,130,000
Warrants (Note 13(d))	36,356,139	30,809,118	40,335,498

Balance	52,801,139	42,729,118	50,465,498

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitled the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

212 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Corporate Development and General and Administrative

	Years ended December 31,
	2016	2015	2014

Corporate Development:
Corporate advisory	$ 69	$ -	$ -
Geology and technical review	22	3	3
Legal	7	4	118
Metallurgy	-	-	25
Salaries and remuneration	3	5	106
Sundry	4	-	5
Travel and transportation	31	30	88
	$ 136	$ 42	$ 345

General and Administrative:
Accounting and audit	$ 27	$ 26	$ 24
Legal	29	18	79
Office and sundry	50	61	77
Regulatory	53	56	70
Rent	31	33	40
	$ 190	$ 194	$ 290

213 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2016, 2015 and 2014:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2016	2015	2014	2016	2015

Key management compensation:
Executive salaries and remuneration (1)	$ 460	$ 415	$ 441	$ -	$ (190)
Severance	-	141	136	-	(130)
Directors fees	8	11	18	(1)	(3)
Share-based payments	245	153	205	-	-
	$ 713	$ 720	$ 800	$ (1)	$ (323)

Legal fees (2)	$ -	$ 59	$ 102	$ -	$ (145)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(41)	(38)	(74)	(4)	(102)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	In 2015 and 2014, legal fees which were included in general and administrative, share issuance expenses and corporate development were incurred to a law firm in which a senior officer was a partner. The senior officer resigned from the Company in December 2015.

(3)	The companies include Endeavour and AzMet.

The above transactions are incurred in the normal course of business. Notes 7(a), 9(b), 11 and 13(b)(iii) provide disclosure for the acquisition of Oro Silver from Marlin Gold; Note 7(b) for the Sale Transaction with Endeavour; and Note 8 for marketable securities held in Endeavour, AzMet and AzMin.

214 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and previously in Mexico, as follows:

	December 31, 2016		December 31, 2015
	Canada	Total	Canada	Mexico	Total

Restricted cash	$ 35	$ 35	$ 69	$ -	$ 69
Mineral property interests	10,496	10,496	10,102	1,309	11,411
Equipment	1	1	1	24	25

17.	Commitments

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. The lease commitments were assumed by Endeavour in May 2016. (Note 9(b)).

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. Effective August 1, 2017, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$)
Year:
2017	$ 19
2018	46
2019	46
2020	47
2021	48
2022	28

$ 234

215 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

18.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2016	2015

Net income (loss) for the year	$ 6,791	$ (932)
Canadian statutory tax rate	26.0%	26.0%

Income tax expense (benefit) computed at statutory rates	$ 1,766	$ (242)
Temporary differences	125	(30)
Items not taxable/deductible for income tax purposes	(968)	43
Tax losses and tax offsets recognized/unrecognized in tax asset	(847)	1,556
Under (over) provided in prior years	(25)	(1,378)
Impact of foreign exchange on tax assets and liabilities	(51)	51

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

216 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

18.	Deferred Income Taxes (continued)

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2016 and 2015 are presented below:

	December 31,
	2016	2015

Deferred tax assets
Non-capital losses carried forward	$ 25	$ 83
Deferred tax assets	25	83

Deferred tax liabilities
Held for trading securities	(25)	-
Book value over tax value of property, plant and equipment	-	(8)
Book value over tax value of mineral properties	-	(75)
Deferred tax liabilities	-	(83)

Net deferred tax assets	$ -	$ -

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2016	2015

Non-capital losses	$ 4,095	$ 16,102
Capital losses	-	184
Available for sale securities	44	42
Share issue costs	195	207
Tax value over book value of mineral properties	6,721	6,262
Tax value over book value of equipment	1,242	1,184
Unrecognized deductible temporary differences	$ 12,297	$ 23,981

217 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2016, 2015 and 2014

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

18.	Deferred Income Taxes (continued)

(c)	(continued)

As at December 31, 2016, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2030	$ 245
2031	790
2032	847
2033	277
2034	826
2035	978
2036	228

$ 4,191

218 Canarc Resource Corp. Form 20-F

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

AIM U.S. Holdings Corp. is a corporation duly incorporated in the State of Nevada, USA, on March 14, 2017. The Registrant owns 100% of its issued and outstanding shares.

American Innovative Minerals, LLC (“AIM”) is a limited liability company existing pursuant to the laws of Nevada, USA, on January 20, 2011. The Registrant owns 100% membership interest in AIM.

219 Canarc Resource Corp. Form 20-F

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

220 Canarc Resource Corp. Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 27, 2017.

/s/ Catalin Chiloflischi

______________________________________________

Catalin Chiloflischi, Chief Executive Officer

221 Canarc Resource Corp. Form 20-F

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

222 Canarc Resource Corp. Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 27, 2017.

/s/ Philip Yee

________________________________________________

Philip Yee, Chief Financial Officer

223 Canarc Resource Corp. Form 20-F

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Catalin Chiloflischi, Chief Executive Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2016 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Catalin Chiloflischi
Vancouver, Canada April 27, 2017	Catalin Chiloflischi Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

224 Canarc Resource Corp. Form 20-F

EXHIBIT 13.2

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2016 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada April 27, 2017		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

225 Canarc Resource Corp. Form 20-F