Form 20-F
period 2017-12-31
CANARC RESOURCE CORP
filed 2018-04-30
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2017
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 0-18860

CANARC RESOURCE CORP.

(Exact name of Company as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite #810 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

Philip Yee, Chief Financial Officer, Phone: (604) 685-9700, Fax: (604) 685-9744, e-mail: philip@canarc.net

Canarc Resource Corp., Suite #810 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 218,779,144 common shares as at December 31, 2017

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.          Yes ☐ No ☑

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes ☑ No ☐

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).             Yes ☑   No 

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer and an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐           Accelerated filer ☐

Non-accelerated filer ☑             Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                 International Financial Reporting Standards as issued                     Other ☐

                                         by the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow:            Item 17 ☐              Item 18 ☑

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).              Yes ☐      No ☑

TABLE OF CONTENTS

PART I	7
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3. KEY INFORMATION	7
3.A Selected Financial Data	7
3.B Capitalization and Indebtedness	9
3.C Reasons for the Offer and Use of Proceeds	9
3.D Risk Factors	9
ITEM 4. INFORMATION ON THE COMPANY	18
4.A History and Development of the Company	18
4.B Business Overview	24
4.C Organizational Structure	28
4.D Property, Plants and Equipment	28
ITEM 4A. UNRESOLVED STAFF COMMENTS	45
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
5.A Operating Results	45
5.B Liquidity and Capital Resources	53
5.C Research and Development, Patents and Licenses, etc.	57
5.D Trend Information	57
5.E Off-Balance Sheet Arrangements	57
5.F Tabular Disclosure of Contractual Obligations	57
5.G Safe Harbor	58
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59
6.A Directors and Senior Management	59
6.B Compensation	60
6.C Board Practices	66
6.D Employees	71
6.E Share Ownership	71
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	74
7.A Major Shareholders	74
7.B Related Party Transactions	75
7.C Interests of Experts and Counsel	77
ITEM 8. FINANCIAL INFORMATION	77
8.A Consolidated Statements and Other Financial Information	77
8.B Significant Changes	79
ITEM 9. THE OFFER AND LISTING	79
9.A Offer and Listing Details	79
9.B Plan of Distribution	81
9.C Markets	81
9.D Selling Shareholders	81
9.E Dilution	81
9.F Expenses of the Issue	81
ITEM 10. ADDITIONAL INFORMATION	82
10.A Share Capital	82
10.B Notice of Articles and Articles of Association	82
10.C Material Contracts	86
10.D Exchange Controls	87
10.E Taxation	88
10.F Dividends and Paying Agents	93
10.G Statement by Experts	93
10.H Documents on Display	93
10.I Subsidiary Information	93
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	93

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	96
PART II	97
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	97
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	97
ITEM 15. CONTROLS AND PROCEDURES	97
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	98
16.A Audit Committee Financial Expert	98
16.B Code of Ethics	98
16.C Principal Accountant Fees and Services	99
16.D Exemptions from the Listing Standards for Audit Committees	99
16.E Purchases of Equity Securities by the Company and Affiliated Purchasers	99
16.F Change in Company’s Certifying Accountant	99
16.G Corporate Governance	100
16.H Mine Safety Disclosure	100
PART III	101
ITEM 17. FINANCIAL STATEMENTS	101
ITEM 18. FINANCIAL STATEMENTS	101
ITEM 19. EXHIBITS	101

CAUTION – FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its mineral property interests, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

Unless the context otherwise requires, all references to “we” or “our” or the “Company” or “Canarc” refer to Canarc Resource Corp. and/or its subsidiaries. All monetary figures are in terms of United States dollars unless otherwise indicated.

1 Canarc Resource Corp. Form 20-F

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars. For the years ended December 31, 2017, 2016, and 2015, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”). For the years ended December 31, 2014 and 2013, which annual audited consolidated financial statements are not presented in this Annual Report, we prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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
3 Canarc Resource Corp. Form 20-F

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
4 Canarc Resource Corp. Form 20-F

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

5 Canarc Resource Corp. Form 20-F

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

6 Canarc Resource Corp. Form 20-F

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

3.A      Selected Financial Data

The following selected financial data and information (stated in United States dollars) with respect to the last five fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013 have been derived from Canarc’s audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are set out and included in Item 18 of this annual report on Form 20-F. The selected financial data and the information of the Company as at December 31, 2014 and 2013 and for the year then ended in the following table was derived from the audited consolidated financial statements of the Company which are not presented in this Annual Report on Form 20-F.

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

7 Canarc Resource Corp. Form 20-F

IFRS
Selected Financial Information		As at and for the years ended December 31,
(stated in thousands of U.S. dollars, except per share amounts)		2017	2016	2015	2014	2013

(a)	Total revenues (1)	$ -	$ -	$ -	$ -	$ -

(b)	Other (losses) incomes (2)	$ (293)	$ 3,205	$ -	$ -	$ -

(c)	(Loss) income before discontinued operations and extraordinary items:
	(i) Total	$ (1,960)	$ 1,965	$ (927)	$ (1,831)	$ (1,377)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ 0.01	$ (0.01)	$ (0.01)	$ (0.01)
	(iii) Diluted earnings (loss) per share	$ (0.01)	$ 0.01	$ (0.01)	$ (0.01)	$ (0.01)

(c)	Income (loss) from discontinued operations:
	(i) Total	$ -	$ 4,826	$ (5)	$ -	$ -
	(ii) Basic earnings (loss) per share	$ -	$ 0.02	$ -	$ -	$ -
	(iii) Diluted earnings (loss) per share	$ -	$ 0.02	$ -	$ -	$ -

(d)	Net (loss) income:
	(i) Total	$ (1,960)	$ 6,791	$ (932)	$ (1,831)	$ (1,377)
	(ii) Basic earnings (loss) per share	$ (0.01)	$ 0.03	$ (0.01)	$ (0.01)	$ (0.01)
	(iii) Diluted earnings (loss) per share	$ (0.01)	$ 0.03	$ (0.01)	$ (0.01)	$ (0.01)

(e)	Total assets	$ 19,763	$ 19,708	$ 11,941	$ 12,564	$ 12,488

(f)	Total long-term debt (3)	$ 136	$ -	$ 117	$ -	$ -

(g)	Shareholders' equity (net assets)	$ 19,380	$ 19,607	$ 10,814	$ 11,650	$ 11,412

(h)	Dividends per share	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	274,341,533	269,990,736	234,349,675	207,901,803	141,447,195
	Number of common shares	218,779,144	217,189,597	191,620,557	157,436,305	114,818,195

(1)	Canarc has no sources of operating revenues.

(2)	Other (loss) income includes changes in the fair values of marketable securities and (losses) gains from the disposition of marketable securities, if any, and investment and other income.

(3)	Canarc has no preferred shares.

The Company is involved with mineral exploration and does not have any sources of operating revenues.

On April 25, 2018, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.2869.

8 Canarc Resource Corp. Form 20-F

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
October	2017	1.2893	1.2472
November	2017	1.2888	1.2683
December	2017	1.2886	1.2545
January	2018	1.2535	1.2293
February	2018	1.2809	1.2288
March	2018	1.3088	1.2830
April 1 to 25	2018	1.2908	1.2552

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2013	1.0704	0.9838	1.0298	1.0617
2014	1.1672	1.0589	1.1045	1.1601
2015	1.4003	1.1679	1.2787	1.3840
2016	1.4661	1.2497	1.3248	1.3427
2017	1.3743	1.2128	1.2986	1.2545
2018 (January 1 to April 25, 2018)	1.3088	1.2288	1.2662	1.2869

3.B      Capitalization and Indebtedness

Not applicable.

3.C      Reasons for the Offer and Use of Proceeds

Not applicable.

3.D      Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Risks Related to the Company’s Business

The Company’s exploration activities may not be commercially successful, which could lead it to abandon its plans to develop its mineral property interests and its investments in exploration and there is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for construction and operating expertise. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted.

9 Canarc Resource Corp. Form 20-F

The Company’s ability to continue as a going concern is in doubt and the Company’s planned operations will require future financing and there is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash flows to undertake by itself all of its planned exploration and development programs. The development of the Company’s mineral property interests may therefore depend on the Company’s joint venture partners, if any, and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its mineral property interests as disclosed herein. In addition, the Company does not have sufficient experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in its audited consolidated financial statements for the year ended December 31, 2017 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2017, and has an accumulated deficit of approximately $46.1 million at December 31, 2017. Furthermore, the Company lacks sufficient funds to achieve the Company’s planned business objectives. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2017 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The figures for the Company’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris and Fondaway projects may adversely affect the economic recovery of gold from mining operations.

10 Canarc Resource Corp. Form 20-F

Changes in the market price of gold, silver and other metals, which in the past have fluctuated widely, will affect the profitability of the Company’s planned operations and financial condition and there is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s properties can be mined at a profit.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations.

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

There is no assurance given by the Company that it owns legal title to its mineral property interests.

The acquisition of title to mineral property interests is a very detailed and time-consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s mineral property interests. The mineral property interests may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s mineral property interests are located. To the best of the knowledge of the Company, although the Company understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga’a Tribal Council (which may encompass the Eskay Creek property), no legal actions have been formally served on the Company to date asserting such rights with respect to mining properties in which the Company has an interest. Three First Nations bands (namely, Cheslatta Carrier Band, Nee-Tahi-Buhn Band and the Skin Tyee Nation Band) have claims in the Windfall Hills property.

The Company competes with larger, better capitalized competitors in the mining industry and there is no assurance given by the Company that it can compete for mineral properties, future financings and technical expertise.

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in North, South and Central America and elsewhere in the world. As a result of this competition, some of which is with large established mining companies which have greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive gold mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any new resources or reserves or result in any commercial mining operation.

11 Canarc Resource Corp. Form 20-F

The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels can be very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations. Any shortage of such supplies, equipment and parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of potential future production.

The Company’s directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In particular, Bradford Cooke, a Director of the Company, is also a Director of Aztec Metals Corp. (“AzMet”), Aztec Minerals Corp. (“AzMin”) and Endeavour Silver Corp. (“Endeavour”), companies in which the Company previously owned or currently owns shares. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

The Company does not insure against all risks which we may be subject to in our planned operations and there is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

The Company is subject to significant governmental and environmental regulations and there is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various mineral property interests will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

12 Canarc Resource Corp. Form 20-F

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

As a current and prior holder of interests in U.S. mineral properties, the Company may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”). CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment. CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off-site facility from which a release has occurred or is threatened. Under CERCLA’s strict joint and several liability provisions, the Company could potentially be liable for all remedial costs associated with property that it currently or previously owned or operated regardless of whether the Company’s activities are the actual cause of the release of hazardous substances. Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources. The Company’s one prior property was located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings). Releases from such facilities or from any of the Company’s current and prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs. In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Company to CERCLA liability. The Company’s current and prior U.S. properties are not, to the Company’s knowledge, currently listed or proposed for listing on the National Priority List and the Company is not aware of pending or threatened CERCLA litigation which names the Company as a defendant or concerns any of its current or prior U.S. properties or operations. The Company cannot predict the potential for future CERCLA liability with respect to its current or prior U.S. properties, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its current and prior properties.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental and regulatory regulations.

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

Land reclamation requirements for the Company’s properties may be burdensome.

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

13 Canarc Resource Corp. Form 20-F

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

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

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company will be required to locate mineral reserves for its long-term success.

Because mines have limited lives based on proven and probable mineral reserves, the Company will have to continually replace and expand its mineral reserves, if any. The Company’s ability to maintain or increase its annual production of gold and other base or precious metals once its current properties are producing, if at all, will be dependent almost entirely on its ability to acquire, explore, and develop new properties and bring new mines into production.

The Company’s properties may be located in foreign countries and political instability or changes in the regulations in these countries may adversely affect the Company’s ability to carry on its business.

Certain of the Company’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Fluctuations in foreign currency exchange rates may adversely affect the Company’s future profitability.

In addition to CAD dollar currency accounts, the Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company’s mineral property interests and related contracts may be denominated in U.S. dollars. Accordingly, the Company may take some steps to reduce its risk to foreign currency fluctuations. However, the Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its mineral property interests outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

14 Canarc Resource Corp. Form 20-F

The Company is reliant on third parties.

The Company’s rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only a property option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Jurisdiction and Enforcement in U.S. and Canadian Courts.

The enforcement of civil liabilities under the U.S. federal and state securities laws may be affected adversely by the fact that the Company is incorporated under the laws of a foreign country, that certain of its officers and directors are residents of a foreign country, that the independent registered public accounting firm and some or all of the experts named in this report may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the U.S. In particular, uncertainty exists as to whether Canadian courts would entertain claims or enforce judgments based on the civil liability provisions of the U.S. federal and state securities laws.

The Company’s possible PFIC status may have possible adverse tax consequences for United States Investors.

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

The Company’s management does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

15 Canarc Resource Corp. Form 20-F

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

Risks Related to the Company’s Common Shares

The Company does not intend to pay dividends.

16 Canarc Resource Corp. Form 20-F

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

The volatility of the Company’s common shares could cause investor loss.

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

Penny stock classification could affect the marketability of the Company's common stock and shareholders could find it difficult to sell their stock.

The Company's stock may be subject to "penny stock" rules as defined in the Exchange Act rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares may be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Possible dilution to current shareholders based on outstanding options and warrants.

At December 31, 2017, Canarc had 218,779,144 common shares and 19,357,500 outstanding share purchase options and 36,204,889 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares. At December 31, 2017, securities that could be dilutive represented approximately 25.4% of Canarc’s issued shares. Certain of these dilutive securities were exercisable at prices below the December 29, 2017 closing market price of CAD$0.09 for Canarc’s shares, which accordingly would result in dilution to existing shareholders.

17 Canarc Resource Corp. Form 20-F

ITEM 4.      INFORMATION ON THE COMPANY

The Company is a Canadian mineral exploration company and is subject to National Instrument 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects. It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its material mineral projects. In addition to other matters, it sets out strict guidelines for the classification of and use of the terms “mineral resource” and “mineral reserve” and it requires all technical disclosure on all material properties to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association. The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/policy.asp?id=2884&scat=4&title=4%20-%20Distribution%20Requirements.

4.A      History and Development of the Company

Incorporation and Reporting Status

The Company was incorporated under the laws of British Columbia, Canada, on January 22, 1987 under the name, “Canarc Resource Corp.”, by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.

The Company was originally incorporated under the previous Company Act (British Columbia) and transitioned to the Business Corporations Act (British Columbia) in 2005; the Business Corporations Act (British Columbia) replaced the Company Act (British Columbia) on March 29, 2004.

The Company is a reporting company in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia. The Company became a reporting issuer under the United States Securities Exchange Act of 1934, as amended, upon filing its registration statement on Form 20-F dated October 9, 1990 with the Securities and Exchange Commission.

Business Address

Office address:                                     #810 – 625 Howe Street

Vancouver, British Columbia, Canada, V6C 2T6

Phone: (604) 685-9700

Registered address:                             #910 – 800 West Pender Street

Vancouver, British Columbia, Canada, V6C 2V6

Phone: (604) 685-6100

Introduction

The Company commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties. The Company currently owns or holds, directly or indirectly, interests in several precious metal properties, as follows:

-	New Polaris property (British Columbia, Canada),
-	Windfall Hills property (British Columbia, Canada),
-	Fondaway Canyon property (Nevada, USA),

of which the New Polaris and Fondaway Canyon properties are the material mineral properties of the Company.

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $14.5 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2017 and are summarized as follows for the past three fiscal years:

18 Canarc Resource Corp. Form 20-F

	2017			2016			2015
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$ 3,875	$ 6,431	$ 10,306	$ 3,858	$ 5,817	$ 9,675	$ 3,851	$ 5,556	$ 9,407
Windfall Hills	374	522	896	349	447	796	339	356	695
FG Gold (1)	-	-	-	19	6	25	-	-	-

Nevada (USA):
Fondaway Canyon (2)	2,173	1,090	3,263	-	-	-	-	-	-

Zacatecas (Mexico):
El Compas (3)	-	-	-	-	-	-	1,126	183	1,309

	$ 6,422	$ 8,043	$ 14,465	$ 4,226	$ 6,270	$ 10,496	$ 5,316	$ 6,095	$ 11,411

(1)	Canarc entered into a property option agreement in August 2016 for the FG Gold property in which Canarc can earn up to a 75% interest. The property was written off in 2017. Item 4.D provides further details.

(2)	The Fondaway Canyon property was acquired in March 2017. Item 4.D provides further details.

(3)	The El Compas property was acquired in October 2015 and was previously a material mineral property of Canarc until it was sold to Endeavour in May 2016. Item 4.D provides further details.

Further information and details regarding Canarc’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2017 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in Canada and previously in Mexico and more recently in the U.S. The major events in the development of the Company’s business over the last three years are set out below. Information and details regarding the Company’s properties are provided in Item 4.D.

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

19 Canarc Resource Corp. Form 20-F

Canarc received the CAD$500,000 for Stage One in 2015.

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

Agreement for the Purchase of All the Shares of Oro Silver Resources Ltd. with Marlin Gold Mining Ltd. and

Purchase and Sale Agreement with Endeavour Silver Corp.

In July 2015, Canarc and Marlin Gold Mining Ltd. (“Marlin Gold”) entered into a letter of intent which resulted in the Agreement for the Purchase of All the Shares of Oro Silver dated October 8, 2015 (the “Share Purchase Agreement”), whereby Canarc acquired 100% of the shares of Marlin Gold’s wholly owned subsidiary, Oro Silver Resources Ltd. (“Oro Silver”), which indirectly owned 100% of the El Compas gold-silver project located in Zacatecas, Mexico, in exchange for the issuance to Marlin Gold of 19 million common shares of Canarc. Canarc’s acquisition of Oro Silver closed on October 30, 2015. The terms of the agreement included the following:

-	On each of the first three anniversaries of the closing date of the agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by Canarc to Marlin Gold or to any of its subsidiaries;

-	Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;

-	Marlin Gold invested CAD$100,000 in Canarc’s private placement of 1.67 million units at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant was exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018; and

-	Marlin Gold nominated one person, namely, Mr. Akiba Leisman, to Canarc’s board of directors.

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an insider of Canarc by virtue of having more than 10% (ie. 10.79%) interest in Canarc as at the closing date of October 30, 2015.

The El Compas property was a fully permitted gold silver project located in Zacatecas, Mexico and was comprised of 24 concessions totaling 3,900 hectares.

In October 2015, Canarc commissioned Mining Plus Canada Consulting Ltd. (“Mining Plus”) to complete a NI 43-101 resource report and preliminary economic assessment for the El Compas project to determine the project’s potential viability which was completed in January 2016. Their technical report entitled “NI 43-101 Technical Report for the El Compas Project” (the “El Compas Technical Report”) was authored by J Collins PGeo, N Schunke PEng, S Butler PGeo, L Bascome MAIG and F Wright PEng, who are independent Qualified Persons as defined by NI 43-101, was dated January 19, 2016, and was prepared in compliance with NI 43-101.

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

20 Canarc Resource Corp. Form 20-F

In March 2016, Canarc entered into an indicative term sheet for up to $10 million in debt financing by way of a gold prepaid facility to develop the El Compas gold-silver project subject to a 60 day due diligence period which did not advance due to the subsequent sale of the project to Endeavour in May 2016.

On May 6, 2016, Canarc entered into a Purchase and Sale Agreement with Endeavour pursuant to which Canarc sold to Endeavour 100% of the shares of Canarc’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million (the “Sale Transaction”). The Endeavour shares had a deemed price of CAD$4.89 per share, equal to the volume-weighted average trading price on the TSX for the 10 trading-day period immediately prior to May 6, 2016. As additional consideration, Endeavour assumed Canarc’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US dollar equivalent) to Marlin in three equal payments of 55 troy ounces which were due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by Canarc in connection with its acquisition of El Compas from Marlin. The Sale Transaction closed on May 27, 2016 at which time Canarc received 2,147,239 free-trading common shares of Endeavour with a fair value of CAD$3.99 per share at that date. In conjunction with the closing of the Sale Transaction with Endeavour, Mr. Akiba Leisman, Marlin’s nominee to Canarc’s Board, resigned as a Director of Canarc.

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

If Canarc failed to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with Canarc having a 51% interest and Eureka with a 49% interest.

In 2017, Canarc wrote off the FG Gold project.

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

21 Canarc Resource Corp. Form 20-F

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

In April 2017, Canarc commissioned Techbase International, Ltd (“Techbase”) of Reno, Nevada to complete a NI 43-101 resource report for the Fondaway Canyon project. Their technical report entitled “Technical Report for the Fondaway Canyon Project” (the “Fondaway Canyon Technical Report”) was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, who are independent Qualified Persons as defined by NI 43-101, was dated April 3, 2017, and was prepared in compliance with NI 43-101.

22 Canarc Resource Corp. Form 20-F

Item 4.D provides further details regarding the Company’s mineral property interests.

Others

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

23 Canarc Resource Corp. Form 20-F

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at Canarc’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. Canarc will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,200, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares.

In April 2017, Canarc closed a private placement for 3.8 million flow through common shares at a price of CAD$0.13 per share for gross proceeds of CAD$500,000. Finders fees include 6.5% cash and 6.5% finders fee warrants; each finder fee warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 and has an expiry date of April 21, 2019. Item 5.B provides further details.

At Canarc’s annual and special general meeting in June 2, 2017, resolutions were passed for the amendment of Canarc’s articles and for the amendment to its stock option plan to provide for the issuance of options exercisable to acquire up to 44,261,695 common shares.

On June 2, 2017, Canarc provided for the full vesting of 2.25 million performance based stock options which were granted in July 2016 and which have an exercise price of CAD$0.08 and an expiry date of July 7, 2021. On June 2, 2017, Canarc granted 3.1 million stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. On September 13, 2017, Canarc granted 500,000 million stock options to an employee, who later become an officer of Canarc, with an exercise price of CAD$0.09 and an expiry date of September 13, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In July 2017, Canarc extended the expiry date of warrants for 8.45 million common shares with an exercise price of CAD$0.10 from July 31, 2017 to July 31, 2018. These warrants were originally issued pursuant to a private placement which closed on January 31, 2014.

In January 2018, Mr. Jacob Margolis, PhD, was appointed Vice President of Exploration for Canarc.

On February 12, 2018, Canarc entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which was previously written off in 2014, will be repaid in full in 2018 as follows:

Date	Amount

February 14, 2018 (received)	$ 25,000
June 30, 2018	25,000
September 30, 2018	85,000
December 31, 2018	85,000
$ 220,000

24 Canarc Resource Corp. Form 20-F

4.B      Business Overview

Nature of operations and principal activities

The Company’s principal business activities are the acquisition, exploration and development of mineral resource property interests. The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether these mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of the Company to arrange appropriate financing to complete further work on its mineral property interests, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on the Company’s mineral property interests or proceeds from the disposition thereof. The Company has incurred significant operating losses and currently has no operating revenues. The Company has financed its activities principally by the issuance of equity securities. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations to fund its operations.

The Company and its management group have in the past been actively involved in the evaluation, acquisition and exploration of mineral properties in North, Central and South America. Starting with grass roots exploration prospects, it progressed to more advanced properties. To date, the Company has not received any operating revenues from its mineral property interests. The Company plans to continue exploring and developing its mineral property interests and, if appropriate, the Company intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its mineral property interests. The Company seeks to identify properties with significant potential and to acquire those properties on the basis of property option agreements relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by the Company. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Company’s mineral property interests. Items 3.D and 4.A provide further details.

Further information and details regarding the Company’s properties are provided in Item 4.D.

Sales and revenue distribution, sources and availability of raw materials, and marketing channels

As of the date of this annual report, the Company has not generated any operating revenues from its mineral property interests.

Competitive conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to compete for nor acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Government and environmental regulations

The Company’s operations are subject to governmental regulations in Canada and the USA and Mexico, where the Company had interests in mineral properties.

The exploration and development of a mining prospect are subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (“EPA”) and the United States Bureau of Land Management (“BLM”) as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, the Company is subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

25 Canarc Resource Corp. Form 20-F

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

In Nevada, the Company is also required to post bonds with the State of Nevada to secure environmental and reclamation obligations on private land, with amount of such bonds reflecting the level of rehabilitation anticipated by the then proposed activities.

If the Company is successful in the future at discovering a commercially viable mineral deposit on our property interests, then if and when the Company commences any mineral production, the Company will also need to comply with laws that regulate or propose to regulate our mining activities, including the management and handling of raw materials, disposal, storage and management of hazardous and solid waste, the safety of our employees and post-mining land reclamation.

Environmental Regulation

The Company’s mineral projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. The development, operation, closure, and reclamation of mining projects in the United States requires numerous notifications, permits, authorizations, and public agency decisions. Compliance with environmental and related laws and regulations requires the Company to obtain permits issued by regulatory agencies, and to file various reports and keep records of our operations. Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to the Company’s proposed operations may be encountered. The Company is currently operating under various permits for activities connected to mineral exploration, reclamation, and environmental considerations. The Company’s policy is to conduct business in a way that safeguards public health and the environment. The Company believes that its operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where the Company operate could require additional capital expenditures and increased operating and/or reclamation costs. Although the Company is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

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

26 Canarc Resource Corp. Form 20-F

The Clean Air Act (“CAA”), as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Any future mining operations by the Company may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

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

The current and anticipated future operations of the Company, including further exploration and/or production activities may require additional permits from governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of mineral exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and could cause increases in capital expenditures which could result in a cessation of operations by the Company. To the best of its knowledge, the Company is operating in compliance with applicable laws.

27 Canarc Resource Corp. Form 20-F

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

Trends

The cumulative annual average for gold prices per ounce increased from $1,160 in 2015 to $1,251 in 2016 and slightly increased to $1,257 in 2017 and closed at $1,322 on April 25, 2018. Over the past 3 years, gold prices achieved a high of $1,366 in July 2016, but only achieved annual highs of $1,296 in 2015 and $1,346 in 2017. The high for 2018 was $1,355 on January 25, 2018 which is suggestive of an improving trend in gold prices.

During the period from January 2015 to December 2017, the closing market price for Canarc’s shares increased from CAD$0.03 to CAD$0.09 – an increase of 200%, with a high of CAD$0.15 on January 29, 2016. On April 25, 2018, the closing market share price was CAD$0.07. In February 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement with PanTerra to advance the New Polaris project but PanTerra declared force majeure in August 2015 and requested an extension until PanTerra received approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016. The market price of Canarc’s shares strengthened in the latter half of 2015 from the acquisition of the El Compas project which was a near production mining asset, and such strength continued into 2016 as the project progressed but weakened from the subsequent sale of the project to Endeavour even though Canarc realized significant financial gains from such transaction. Canarc’s share price again strengthened from the property option agreement with Eureka for the FG Gold property in August 2016 and the acquisition of AIM in March 2017. In February 2017, the normal course issuer bid provided a certain baseline support for the market price for most of 2017. Canarc’s cash resources and financial condition improved significantly since the disposition of the El Compas project along with stronger commodity prices have provided further support to the market price of Canarc’s shares. Items 4.A and 4.D provide further details.

Risk factors in Item 3.D provide further details regarding competition and government regulations.

4.C      Organizational Structure

The Company carries on its business in large part through its subsidiaries. The Company has a number of direct or indirect wholly or majority owned subsidiaries of which the active subsidiaries are as follows:

New Polaris Gold Mines Ltd. (“New Polaris”) (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly-owned subsidiary of the Company incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc. The Company owns 100% of the issued and outstanding shares.

AIM U.S. Holdings Corp. is a corporation duly incorporated in the State of Nevada, USA, on March 14, 2017. The Company owns 100% of its issued and outstanding shares.

American Innovative Minerals, LLC (“AIM”) is a limited liability company existing pursuant to the laws of Nevada, USA, on January 20, 2011. The Company owns 100% membership interest in AIM.

4.D      Property, Plant and Equipment

Description of Properties

28 Canarc Resource Corp. Form 20-F

Property Summary Chart (as of December 31, 2017):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,875,000	$6,431,000	$10,306,000
Windfall Hills	BC, Canada	100.00%	$374,000	$522,000	$896,000
Fondaway Canyon	Nevada, USA	100.00%	$2,173,000	$1,090,000	$3,263,000

¹ Subject to any royalties or other interests as disclosed below.

² Previously known as “Polaris-Taku”.

3 Net of recoveries and write-downs.

NOTE: All monetary figures are in terms of U.S.$ unless otherwise noted. See below for further details on each property.

The following is a more detailed description of the mineral properties listed above in which the Company has an interest.

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

The New Polaris Gold and Fondaway Canyon properties are considered material mineral projects of Canarc.

29 Canarc Resource Corp. Form 20-F

New Polaris Gold Project (British Columbia, Canada)

James Moors, P.Geo, who was Vice President Exploration of the Company at that time, was the Qualified Person for the purposes of the foregoing technical disclosure on the New Polaris Gold Project. The information in the following summary on the New Polaris Gold Project has been derived in part from and is partially based on the assumptions, qualifications and procedures set out in the Technical Report titled “Resource Potential, New Polaris Project” (the “New Polaris Technical Report”) dated March 14, 2007 and prepared by R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, who are independent Qualified Persons as defined by National Instrument 43-101 (“NI 43-101”) and was prepared in compliance with NI 43-101, to the best of the Canarc’s knowledge.

The following is extracted from, or is an accurate paraphrasing of, the executive summary, or other sections as indicated from the New Polaris Technical Report, the full copy of which is available online at www.sedar.com as filed on March 16, 2007. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

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

30 Canarc Resource Corp. Form 20-F

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

31 Canarc Resource Corp. Form 20-F

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

32 Canarc Resource Corp. Form 20-F

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

33 Canarc Resource Corp. Form 20-F

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

34 Canarc Resource Corp. Form 20-F

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

35 Canarc Resource Corp. Form 20-F

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

36 Canarc Resource Corp. Form 20-F

In late September 2012, Canarc granted Canford a 120-day period of exclusivity to complete its due diligence and to execute an option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. Canarc was to be the manager of the project during the option period. However, in March 2013, Canford was not able to commit or arrange financing for the proposed option and joint venture to develop the New Polaris gold project.

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

Canarc continues with its efforts to seek a joint venture partner to advance the New Polaris project through permitting and feasibility.

Fondaway Canyon Gold Project (Nevada, USA)

On February 28, 2017, Canarc entered into the Letter Agreement with AIM and the AIM Securityholders to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a total purchase price of $2 million. Upon execution of the Letter Agreement, Canarc deposited $200,000 “in trust” towards the purchase price. The deposit was only refundable in limited circumstances including where Canarc determined adverse circumstances exist relating to status of title, material encumbrances, corporate standing, financial conditions, environmental liabilities, and litigation. Canarc had the option to either acquire AIM or acquire AIM’s interests in the mineral properties. Certain of the mineral properties are subject to royalties. There was a 30 day due diligence period. The Letter Agreement was to be replaced and superseded by the execution of a definitive agreement on or before March 31, 2017. On March 20, 2017, Canarc entered into the AIM Agreement with the AIM Securityholders to purchase AIM, and closed the AIM Agreement on the same date.

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. The Fondaway Canyon project is considered a material property.

In April 2017, Canarc commissioned Techbase International, Ltd (“Techbase”) of Reno, Nevada to complete a NI 43-101 resource report for the Fondaway Canyon project. The Fondaway Canyon Technical Report was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, who are independent Qualified Persons as defined by NI 43-101, was dated April 3, 2017, and was prepared in compliance with NI 43-101 to the best of the Canarc’s knowledge.

37 Canarc Resource Corp. Form 20-F

The following is extracted from, or is an accurate paraphrasing of, the executive summary, or other sections as indicated from the Fondaway Canyon Technical Report, the full copy of which is available online at www.sedar.com as filed on May 1, 2017. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

Extract of Selected Sections of the Summary from the Fondaway Canyon Technical Report

Summary

Canarc Resource Corp. (Canarc) acquired the Fondaway Canyon Project and a portfolio of ten other mineral projects from American Innovative Minerals, LLC (AIM) in March, 2017. Canarc commissioned Techbase International Ltd to provide this report on the current status and a current Resources estimate for the Fondaway Canyon project.

Property Description and Location

The Fondaway Canyon property includes 136 contiguous, unpatented mining claims, covering approximately 2,220 acres (898 hectares), or 3.5 square miles, on land administered by the U.S. Bureau of Land Management (BLM) in Churchill County, Nevada. The claims are located in portions of Township 22 North, Range 33 East, Sections 1, 2, 11, and 12; and Township 22 North Range 34 East, Sections 5,6,7, and 8; Mount Diablo Meridian. The list of mining claims is included Appendix A [in the Fondaway Technical Report].

The title to the Fondaway Canyon property was the subject of a title review, prepared by Mildren Land Services, LLC for Canarc (Mildren, 2017). The claims are currently controlled under a Mining Lease/Purchase Agreement, originally signed in 2012 between Richard Fisk as the owner and Manhattan Mining Company. The agreement was assigned to AIM in August 2013, and then to AIM subsidiary The Fondaway LLC in November 2013. The lease was originally for 148 mining claims, some of which were dropped by AIM in 2014. Canarc acquired AIM in March 2017.

A fee of $155 per claim is payable to the BLM before September 1 each year, and $10.50 per claim is payable to Churchill County by November 1 each year. The Author checked each of the claims on the BLM’s Land & Mineral Legacy Rehost 2000 System (LR2000)1. All of the claims were listed as “ACTIVE” by the BLM, which means that all required fees have been paid through August 31, 2017. All fees and filings for Churchill County are current through September 30, 2017.

A 2012 preliminary title report found that the BLM and Churchill County Recorder records of unpatented claims at Fondaway Canyon have multiple owners (Mildren, 2017). The County Recorder records show Wilbur Robertson, Fisk-Robertson Mining, or Richard Fisk as the claim owners. The BLM records show various members of the Fisk family and associates, Occidental Minerals, Tenneco Minerals, Nevada Contact Inc and AIM as the claim holders. All of these interests are controlled by Richard Fisk (Mildren, 2017). Under the lease agreement, claims filed by the lessees within the “Area of Interest” (originally a 20 km radius, but reduced to a 2 mile radius in 2014) become the owner’s property. AIM previously collected the documents necessary to update the BLM records, but elected to postpone the update due to the cost involved (Mildren, 2017).

Royalties

There is a Net Smelter Returns (NSR) royalty of 3%, payable to Richard Fisk, under the 2012 mining lease / purchase agreement between Fisk and Manhattan Mining Company. An “Advance Royalty” of $35,000 is due each year on July 15th. AIM records indicate that these payments are current through 2016. All advance royalties are recoverable from production royalty payments. A purchase option for the claims, including the 3% royalty can be exercised at any time for a lump sum payment of $600,000, less any advance royalties not previously credited to production royalties. The amount remaining on the purchase option is $425,000 (Mildren personal communication).

There is also a NSR royalty of 2% on all minerals produced from the Fondaway Canyon and Dixie Comstock properties, payable to Hale Capital, under a 2013 agreement between AIM and Hale Capital. This royalty can be bought out for a total price of two million dollars ($2,000,000) in cash or 19.999% of the stock in a new, public company formed to operate the Fondaway Canyon and Dixie Comstock properties.

Figure 1:   Fondaway Canyon Location

Fondaway Canyon
Churchill County
Winnemucca
Elko
Reno
Fernley
Fallon
Austin
Eureka
Ely
Carson City
Tonopah
Beatty
Las Vegas

38 Canarc Resource Corp. Form 20-F

Accessibility, Climate, Locate Resources, Infrastructure and Physiography

Access to the Fondaway Canyon property is via US Highway 50, five miles east from Fallon, Nevada, then northeast ten miles on Nevada State Route 116 to the Stillwater town site, then continuing north for 30 miles along an improved gravel road, to Fondaway Canyon on the western flank of the Stillwater Range. Existing mine roads provide access into the canyon.

The elevation of the property ranges from 5000 to 6000 feet. The area is a semi-arid, high desert biome, with cold winters and hot summers with low average precipitation. Fallon, home of the Fallon Naval Air Station, has a population of approximately 8,500 people.

Casual labor and industrial services such as mechanical or light fabrication are readily available in the town. Mining related professional services are available from Reno, some 60 miles west of Fallon, and from Winnemucca, some 130 miles to the northeast.

There are no public utilities, including electrical power on the property. Two permitted water wells are on the property, with water available for mining use under the lease agreement.

History

The initial lode mining claims of the Fondaway Canyon property were staked in 1956 by George Fisk and his son Richard operating as Fisk Mining (the Fisks). The Fisks mined approximately 10,000 tons of tungsten ore, recovering 200,000 lbs of tungsten trioxide (WO3). The Fisks also produced 47 flasks of mercury and three tons of antimony during this period. Later, operating with Wilbur Robertson as Fisk/Robertson Mining, the Fisks produced some 2,500 ounces of gold from shallow, oxide material. The Fisk family has continuously owned the mining claims to the present day.

Occidental Minerals optioned the property from 1980-1982, and explored while the Fisks continued mining. Occidental conducted extensive geologic and geochemical surveys, and drilled 15 RC holes in 1981 and 3 core holes in 1982, totaling 5,856 feet of drilling.

Tundra Gold Mines took over the Occidental agreement from 1983-1984. Tundra conducted several miles of VLF-EM and magnetometer surveys, and identified at least 27 anomalies, labeled “A” through “V”. They drilled 35 core holes, totaling 18,316 feet of drilling. New Beginnings Resource Corp joint-ventured with Tundra in 1984 and drilled 18 RC holes, totaling 2,020 feet.

Homestake Mining Company sub-leased from 1984-1985. Homestake sampled the underground working on the property, and commissioned mineralogy and petrographic studies, as well as metallurgical testing. They drilled 4 core holes, totaling 2,315 feet of drilling.

Mill Creek Mining took over in 1985. Mill Creek drilled 69 RC holes, totaling 6,805 feet, and drilled numerous, shallow percussion holes. They mined near-surface ore at the site of the present Stibnite pit, and attempted vat leach processing that failed to recover any significant values (Cohan, 1997).

Tenneco Minerals leased the property from 1986-1996. They increased the property size to 647 unpatented claims, and took thousands of rock and soil, as well as stream sediment samples. Tenneco drilled over 500 RC holes, totaling 130,000 feet of drilling. They drove an adit with 540 feet of workings to take bulk samples of the mineralized Half Moon zone. They commissioned extensive metallurgical testing at Hazen Labs, showing over 85% recovery for oxide material.

Tenneco built a 1500 tpd heap leach with a 230 gpm Merrill-Crowe processing plant. From August 1989 through August 1990, they mined and processed 186,000 tons of material, and recovered 5,402 ounces of gold, with a reported 87% average recovery (Cohan, 1997). Tenneco completed final reclamation of their mining and processing area areas in 2004.

Consolidated Granby leased the property from 1996-1997, with no significant exploration activity. Stillwater Gold leased the property in 1999, and conducted extensive field mapping and sampling. The detailed mapping and geological interpretation by Michael Brady for Stillwater (Brady, 1997) are the basis for much of the work by later companies, including the Resource modeling done for this technical report.

Nevada Contact Inc (NCI), a subsidiary of Agnico Eagle, leased the property from 2001-2002. They organized the previously-collected data into a GIS and geologic database. They reported their database contained 2,451 rock chip samples, 457 soil samples, and 146 stream sediment samples. Nevada Contact drilled 3 RC holes and 8 RC/Core holes, totaling 5,335 feet of RC and 6,317 feet of core drilling (Nevada Contact, 2002).

Royal Standard Minerals leased the property from 2003-2013, with little reported exploration activity. The technical report commissioned by Royal Standard mentioned the 2002 Nevada Contact drilling, but did not incorporate the drilling results into their Resource model (Strachan, 2003).

The lease was acquired by American Innovative Minerals (AIM) from Royal Standard in 2013. AIM compiled previous drill holes and samples into a GIS database. They collected and assayed more than 250 rock chip samples, as well as grab samples from stockpiles, dumps, and the leach pad. AIM conducted metallurgical tests on the stockpiled material near the original “Main Pit” and on the tungsten mineralization, in order to evaluate the economics of selling these materials.

Aorere Resources Limited obtained an option to purchase the AIM properties in February 2016, which expired at the end of January 2017. Aorere commissioned a Scoping Report (Norred, 2016). They sampled the 2002 core and sent six representative samples to Applied Petrologic Services & Research (APSAR) for detailed petrologic studies (Coote, 2016). Additional core samples were selected and submitted to McClelland Laboratories for a series of metallurgical testing (McPartland, 2017). Aorere contracted Techbase International to compile and validate the drilling and other data from the property, and to produce a Resource estimate. The 2016 mineral resource estimates that are the subject of this report were originally produced for Aorere.

Canarc Resource Corp acquired the Fondaway Canyon property along with substantially all of the mineral properties held by AIM in March 2017. Canarc has not yet conducted any exploration activities on the Fondaway Canyon property.

Geologic Setting

The Fondaway mineralization is hosted primarily in low-grade regional/burial metamorphosed carbonaceous mudstone, silty mudstone and siltstone, (informally described in drill core and historical mapping as shale, mudstone and siltstone) interpreted to lie within the Triassic Age Grass Valley Formation. The Grass Valley Formation has been regionally metamorphosed to sub-greenschist facies (phyllite) and folded into east-west trending folds with approximately 600 feet amplitude across the folds and vertical to slightly overturned limbs (Strachan, 2003). Regional/burial metamorphism of the sedimentary rocks is defined by sericite/illite, mosaic quartz and chlorite. Limited plastic deformation indicates that hydrothermal fluid flow took place in a mainly brittle tectonic regime of a sub-greenschist facies metamorphic environment (Coote, 2016). Limestone and quartzite mapped at the Colorado-Deep Dive Resource Area appears to be over-thrust by Grass Valley phyllite (Strachan, 2003). These younger units are correlated with Jurassic Boyer Ranch formation.

East-West faulting crosscuts the metamorphosed sedimentary units and these faults host the majority of gold resources at Half Moon, Paperweight, Hamburger Hill and the Colorado-Deep Dive Zones. Gold Mineralization at Deep-Dive appears partially strata bound in the limestone and is possibly controlled by thrust faults and bedding replacement in this instance (Strachan, 2003).

Tertiary age dacite and andesite dikes occur in and crosscutting the mineralized faults. These dikes are altered but not strongly mineralized. Sets of north trending mineralized and post-mineral faults displace east-west trending mineralized faults. The north trending post mineral faults are probably related to basin and range development (Young, 1989).

A stock of Cretaceous age granite occurs immediately north of the resource area and is possibly underlying the tungsten skarn deposits in the mine area.

Mineralization

The mineralization is characteristically a gold/silver ratio of greater than 1:1 and is associated with the sulfide minerals of pyrite, arsenopyrite, and stibnite with lesser amounts of chalcopyrite, tennantite/tetrahedrite, sphalerite, and galena. The mineralization was reported in detail in a Petrology report by Coote (2016).

As described by Coote (2016), gold/electrum is mainly identified as inclusions within pyrite of hydrothermal wall rock replacement and silica/carbonate-rich fracture-fill/breccia cement assemblages, in places in close spatial association and intergrowths with chalcopyrite, sulphosalt minerals and arsenopyrite. Some gold fills or partly fills cavities in pyrite, as intergrowths with Fe/Mg/Ca-carbonate. The distribution of inclusions and cavities in pyrite, including gold/electrum inclusions, partly defines growth zones within the host pyrite. The gold/electrum grain-sizes, as inclusions within or filling cavities in pyrite, are in the range 1 to 10 microns. Some gold/electrum of a similar size-range occurs interstitial to and as intergrowths with mosaic quartz, sericite/illite and chlorite.

Free gold/electrum is present in stibnite-bearing, mineralization, gold/electrum (5-8 μm) occurs as intergrowths with or interstitial to mosaic quartz intergrown with pyrite, chalcopyrite, chlorite, sericite/illite and hydrothermal hydrocarbon mineralogy within hydrothermally altered, formerly carbonaceous rich wall rock. Whilst chalcopyrite is locally enclosed by coarser grained stibnite, interstitial to and intergrown with mosaic-drusy quartz, no gold/electrum is observed as inclusions within the coarser grained stibnite.

Pyrite and arsenopyrite comprise arsenic and iron sulfides intergrown with hydrothermal replacement and fracture-fill/breccia cement mineralogy. Tabular to prismatic/acicular arsenopyrite is generally finer grained than pyrite, and concentrated within wall rock replacement assemblages, particularly along hydrothermal hydrocarbon bearing shear zones. Pyrite, less abundant and coarser grained within the wall rock replacement assemblages appear to overgrow and even poikilitically enclose subhedral to euhedral arsenopyrite. The preservation of framboidal pyrite of diagenetic or sedimentary basin paragenesis is further evidence of relatively low-grade regional/burial metamorphism of the carbonaceous, fine grained siliciclastic sedimentary rocks.

Fine to medium grained stibnite occurs as intergrowths with and interstitial to mosaic-drusy quartz of fracture-fill/breccia cement. Some amounts of finer grained stibnite are intergrown with wallrock replacement mineralogy and are contained along shears containing sericite/illite, chlorite and hydrothermal hydrocarbon mineralogy. Some stibnite is host to inclusions of subhedral to anhedral fine to very fine grained chalcopyrite (Coote, 2016).

Graphite is only present as detrital grains, together with resolvable quartz, muscovite, tourmaline and zircon. As a result of a combination of regional/burial metamorphism-related and hydrothermalrelated maturation processes, organic carbon has been converted to secondary carbon or hydrocarbon mineralogy.

Drilling

Many exploration holes were drilled by the various mining companies between 1980 and 2002, including Core, Reverse Circulation, and Air-track holes. The Fondaway Canyon database currently contains validated records for 591 holes totaling 161,043 feet (49,086m) of drilling.

Drilling in 2002 by Nevada Contact Inc (NCI) intersected the mineralized zone at greater depths than previous drilling in the Half Moon and Paperweight veins, and also intersected mineralization below the pediment at the west end of the property, confirming this as a new prospective exploration target.

Mineral Processing and Metallurgical testing

Historical metallurgical testing and operating experience have shown that the oxide mineralized materials at Fondaway Canyon are readily leachable. The metallurgical response of the sulfide mineralized materials have been problematic, however testing results showed recoveries of up to 95% can be achieved by using an oxidizing pre-treatment followed by CIL leach. A multi-stage flotation process also yielded satisfactory laboratory results with flotation results of 93 to 95% being achieved.

The 2016 metallurgical testing provided confidence that the mineralized material tested to date can be treated appropriately to concentrate 79-85% of the gold in less than 10% weight percent via flotation processes. Test results indicate that additional gold might be recovered by incorporating a gravity circuit, and also through treatment of the tails with conventional cyanidation methods. Further testing is needed to find the most cost-effective process for future mining.

39 Canarc Resource Corp. Form 20-F

Mineral Resource Estimates

Resource estimates have been included in technical reports by previous authors. The resource statements from each report have been examined by the Author, and were found to be in general agreement, in particular as to the total contained gold. None of the previous estimates included the 2002 drilling, which tested the down-dip extension of the mineralized veins.

A new resource estimate was completed in 2016 by Techbase International (the 2016 Resource Estimates). This new estimate incorporated the 2002 drilling, which had not been used for previous estimates. The 2016 estimate included the vein hosted, potentially underground mineable sulfide mineralization. No estimate was made of the shallow, oxide mineralization.

Table 1:     2016 Resource Estimates

The Mineral Resource was estimated for each vein using polygonal estimation on drill intercepts projected onto a vertical long-section parallel to the average strike direction of that vein. Techbase Version 2015 software was used to perform the estimation.

Polygonal estimation was chosen by the Author as a robust method for estimating the global mineral resources at Fondaway Canyon, considering both the nature of the deposit and the currently available data. The multiple, sub-parallel veins and splays in the mineralized system introduce the risk of mis-correlation without further drilling and interpretation. The majority of the historical drilling data was RC, without downhole surveys, introducing uncertainty as to position and true thickness.

The polygonal methodology applied for this estimate is less sensitive than other methods to these risks. Polygonal estimation was also used for all of the historical resource estimates, including the previous, NI 43-101 compliant technical report (Strachan, 2003), making it possible to directly compare the results.

40 Canarc Resource Corp. Form 20-F

Interpretation and Conclusions

Interpretation

At Fondaway Canyon, gold Mineralization is localized along over 2 miles of en echelon, east-northeast trending and steeply south dipping structures developed within fine grained Triassic carbonaceous siliciclastic sedimentary rocks and Jurassic limestone, cut by Tertiary dikes.

To date, resources have been estimated for 12 named veins. The bulk of the current resources are hosted by the Paperweight, Half-moon, and Colorado zones, with the remainder in parallel veins or splays of the major veins. The most persistent vein strike length is 3,700 feet on the combined Paperweight – Hamburger Hill zones, and the down-dip extent of the gold mineralization is greater than 1,000 feet based on the drilling by NCI. Vein width is commonly 5 - 20 feet.

Opportunities

The geologic interpretation and modeling for the 2016 Resource estimates have identified opportunities to increase the confidence and continuity in existing structures both along strike and at depth. Several additional adjacent and oblique structures coincident with surface gold anomalies also have high prospectivity, and have not been drill tested to date.

All of the estimated Resources in this report relate to the high grade, sulfide vein mineralization in the eastern half of the project area. Much work remains to integrate the western portion of the project area, which has a correspondingly sparse and predominantly shallow drill history, along a 1 mile corridor to the South Mouth zone, the area of previous surface mining. This corridor has detailed rock and soil geochemistry, with several areas of highly anomalous gold geochemistry suggesting continuity of gold mineralization through this zone.

The South Mouth zone, where mining excavated the shallow oxide mineralization, has not been explored sufficiently to quantify the down dip extension of the sulfide mineralization to depth. The 2002 NCI drilling intercepted mineralized zones with two holes drilled in the pediment west of the South Mouth pit. These results should be followed up with additional drilling to determine if a bulk tonnage, disseminated gold deposit exists in that area, or if there are potentially offset extensions of the Fondaway Canyon vein systems associated with mineralization at the South Mouth pit.

Metallurgy

There is significant metallurgical testing completed recently and historically (including sizeable underground bulk sampling). Historical test results included using an oxidizing pre-treatment, followed by CIL leaching, which yielded gold recoveries of 86 to 95%. Other historical tests used a two-product flotation circuit, producing a carbon concentrate, then a sulfide concentrate, followed by CIL leaching of the flotation tails, producing combined total recoveries from 93 to 95%.

The 2016 metallurgical testing provided confidence that the mineralized material tested to date can be treated appropriately to concentrate 79-85% of the gold in less than 10% weight percent via flotation processes. Test results indicate that additional gold might be recovered by incorporating a gravity circuit, and also through treatment of the tails with conventional cyanidation methods. Further testing is recommended to find the most cost-effective process for future mining.

Conclusion

The Fondaway Canyon Project is a well-explored mineral deposit, with significant potential at depth and along strike of the identified mineralized systems. Some of that potential has not been realized due to multiple changes in management over the life of the project, and to operational uncertainties because of its proximity to the adjacent Stillwater WSA. The available data from the various sources has not been well-integrated, and consequently much of it has not been exploited for maximum exploration success.

Based on the Mineral Resource estimates, the opportunities for additional discovery, and the encouraging metallurgical results, it is the Authors’ opinion that the project has the potential to develop into a profitable mining operation.

[End of Extract]

41 Canarc Resource Corp. Form 20-F

In the second quarter of 2017, Canarc completed 92 surface rock chip sampling and mapping program on the Fondaway Canyon project which returned several high grade gold values.

In the fourth quarter of 2017, Canarc completed an initial 7-hole, 2500-meter core-drilling program at the Fondaway Canyon project. All seven holes intersected gold mineralization. The 2017 drilling results, integrated with historical drilling, indicate the project has bulk-mineable, open-pit potential, as opposed to the underground mining of narrow high-grade zones that was the focus of previous project owners.

Plans for 2018 for the Nevada projects include:

•	Update the Fondaway Canyon resource model with the new drill results and assess targets to expand the open pit, bulk tonnage potential of the project,
•	Develop a Phase 2 exploration plan at Fondaway Canyon for near term production potential, and
•	Evaluate the nine other Nevada projects and prioritize the projects for further work and possible sale or joint venture.

Other Mineral Projects

The following projects are considered not material by the Company, do not have any Guide 7 compliant mineral reserves, and are not compliant with NI 43-101 unless otherwise stated. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

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

In June 2014, Canarc received government permit for the drilling program which was mobilized in July 2014 and was financed by a flow-through financing of CAD$400,000. Canarc completed 3 holes and 1,149 metres of drilling that intersected an alteration zone anomalous in gold-silver.

In October 2016, Canarc completed a geophysical 3D IP-resistivity survey which covered 3.8 sq km, representing about 10% of the property. The survey was at 100 m intervals on 200 m spaced line to a depth of 350 m below surface. The main exploration targets are low sulphidation epithermal, disseminated and stockwork gold-silver deposits with tertiary rhyolite volcanic centers. The IP survey identified four geophysical anomalies which cover an area of coincidental high resistivity and chargeability. Drill targets will be planned for drilling in 2018.

El Compas Project (Zacatecas, Mexico)

42 Canarc Resource Corp. Form 20-F

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

The El Compas property was a fully permitted gold silver project located in Zacatecas, Mexico, and was comprised of 24 concessions totaling 3,900 hectares.

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

•         Plant would be exclusively operated by Canarc’s Mexican subsidiary, Minera Oro Silver de Mexico SA de CV;

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

On May 6, 2016, Canarc entered into a Purchase and Sale Agreement with Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) pursuant to which Canarc sold to Endeavour 100% of the shares of Canarc’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million (the “Sale Transaction”). The Endeavour shares had a deemed price of CAD$4.89 per share, equal to the volume-weighted average trading price on the TSX for the 10 trading-day period immediately prior to May 6, 2016. As additional consideration, Endeavour assumed Canarc’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which were due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by Canarc in connection with its acquisition of El Compas from Marlin Gold. The Sale Transaction closed on May 27, 2016 at which time Canarc received 2,147,239 free-trading common shares of Endeavour with a fair value of CAD$3.99 per share at that date. In conjunction with the closing of the Sale Transaction with Endeavour, Mr. Akiba Leisman, Marlin Gold’s nominee to Canarc’s Board, resigned as a Director of Canarc.

43 Canarc Resource Corp. Form 20-F

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

If Canarc failed to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with Canarc having a 51% interest and Eureka with a 49% interest.

In 2017, Canarc wrote off the FG Gold project.

The FG Gold project was located in the historic Cariboo Gold Camp within the Quesnel Trough area of central British Columbia. Mineralization occurs as quartz veins and stringer zones containing coarse free gold and finer grained iron sulphides bearing gold in a broad shear zone conformable to bedding within deformed and metamorphosed Paleozoic sedimentary rocks. The property consists of 33 contiguous mineral claims totalling 10,400 hectares.

Non Material Mineral Properties owned by American Innovative Minerals, LLC

On March 20, 2017, Canarc entered into and closed the AIM Agreement with the AIM Securityholders to purchase AIM which has 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a total purchase price of $2 million. Certain of the mineral properties are subject to royalties.

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. With the exception of the Fondaway Canyon project which is considered a material property, the following properties are not considered material by Canarc:

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
44 Canarc Resource Corp. Form 20-F

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

Canarc has initiated a comprehensive review of all these Nevada properties to evaluate each property’s potential and to prioritize exploration plans for each property.

Eskay Creek

In December 2017, Canarc signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving Canarc’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby Canarc will retain its 33.33% carried interest. Canarc and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. Canarc wrote off the property in 2005.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Company’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three fiscal years ended December 31, 2017, 2016 and 2015 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

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

45 Canarc Resource Corp. Form 20-F

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable and for settlement of expenditures.

The Company is not aware of any seasonality in the business that has a material effect upon its financial condition, results of operations or cash flows. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Fiscal Year 2017 – Year ended December 31, 2017 compared with December 31, 2016

Canarc incurred a net loss of $2 million for the year ended December 31, 2017 as opposed to a net income of $6.8 million for fiscal 2016, with commensurately higher operating expenses in the current year. Net (loss) income was impacted by different functional expense items. The significant net income for the prior comparative year was primarily attributable to the Sale Transaction with Endeavour for the sale of 100% of its interest in its wholly owned subsidiary, Oro Silver, in consideration for 2,147,239 free-trading common shares of Endeavour which had a market price of CAD$3.99 on the closing date of May 27, 2016 and the increase in the fair values of those Endeavour shares during the year.

During the year ended December 31, 2016, Canarc realized a net income of $2 million from continuing operations and net earnings of $4.8 million from discontinued operations, which contributed to the net income of $6.8 million.

Canarc has no sources of operating revenues. Operating losses were incurred for ongoing activities of Canarc in acquiring and exploring its mineral property interests, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment for Canarc’s new office facilities which Canarc moved into in July 2017. In prior years, Canarc used shared office premises.

Corporate development expenses were lower in the current year than in the prior comparative year. In the first quarter of 2016, negligible efforts were expended on corporate development as the primary focus was the advancement of the El Compas project which was acquired in October 2015 and the due diligence of the project by Endeavour, leading to the eventual sale of the project in May 2016. In the remaining quarters of 2016, project generative efforts were re-initiated to identify projects of merit for acquisition purposes as precious metal prices continued their upward trends which weakened in the latter part of the third quarter but would assist with reduced valuations for acquisition purposes. These activities included the engagement of third party consultants to assist and to provide corporate advisory services to allow greater breadth in seeking projects and financing possibilities for larger scaling of projects given the significantly improved financial resources of Canarc from the sale of the El Compas project. Such efforts resulted in the property option agreement in August 2016 with Eureka for the FG gold project which has measured and indicated resources. Ongoing corporate development continued into the first quarter of fiscal 2017 which led to the acquisition of AIM which owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. A NI 43-101 technical report for resource estimate was completed for the Fondaway Canyon project in April 2017. During the remaining quarters of fiscal 2017, nominal efforts were sustained on corporate development as Canarc focused on detailed data review of the Fondaway Canyon project and development of a new structural model for gold mineralization to prepare for a Phase 1 exploration program which included ground magnetic survey, rock chip sampling and permitting, and on the 7 hole diamond drilling program which was mobilized and completed in the fourth quarter.

Remuneration for employees was higher in fiscal 2017 than in fiscal 2016. Employee remuneration directly related to mineral exploration projects was allocated to those specific projects rather than to operations, in which in the first quarter of 2016 Canarc was active in advancing the El Compas project resulting in a NI 43-101 technical report which provided resource estimates along with a preliminary economic assessment, in seeking financing to develop the mine and to refurbish the mill/plant, due diligence by Endeavour pursuant to the Sale Transaction, project generative activities including the FG Gold project, and the IP survey for the Windfall Hills project. In 2016, Canarc was able to support the positive preliminary economic assessment of the El Compas leading to its eventual sale to Endeavour, disposed of Endeavour shares for proceeds of $8.9 million, closed a private placement for net proceeds of $1.5 million, and closed an option agreement to earn up to a 100% interest in the FG Gold property which has a NI 43-101 resource estimate. These events in 2016 materially improved the working capital of Canarc along with the settlement of all outstanding debts and its portfolio of mineral exploration projects with NI 43-101 technical reports with resource estimates. Such accomplishments in 2016 resulted in the assessment and payment of bonuses to senior officers and directors for strategic guidance which were not determinable in 2016 as resolved by Canarc’s Compensation Committee in 2017. This contributed to higher remunerations in the first quarter of 2017 than in 2016. In the remaining three quarters of 2017, employee remuneration was lower due to management allocations to the Fondaway Canyon project for the technical report for the resource estimate and for implementation of the Phase 1 drilling program for that project which was completed in December 2017. The slight increase in the fourth quarter relative to the second and third quarters of 2017 was the year end settlement for banked time and unused vacation time due to the added responsibilities by personnel in advancing Canarc’s projects.

46 Canarc Resource Corp. Form 20-F

General and administrative expenses were higher in the current year in relation to the prior year. With the exception of legal fees, other segregated expense categories increased. Audit fees increased for 2017 and accruals for US tax compliance for Canarc’s US subsidiaries were made for 2017 which were not applicable for 2016. Corporate legal services were reduced given the main focus was the technical report and the exploration program for the Fondaway Canyon project in the for most of 2017. Office and sundry and rent both increased due to the office move and Canarc having its own primary office facilities in July 2017. Regulatory expenses were higher in 2017 from Canarc’s decision to seek shareholder approvals for the increase in the number of stock options grantable under its stock option plan and the change in its corporate articles. To gain wider market breadth of these shareholder resolutions, shareholder approvals were sought in both Canada and the US through dissemination of its shareholders meeting materials in the US. These actions contributed to higher regulatory expenses in the second quarter of 2017 which in effect resulted in shareholders approving all resolutions as proposed by Canarc.

Canarc initiated new shareholder communications and marketing programs in the first quarter of 2016 as Canarc advanced the El Compas project. These shareholder commitments had terms of up to 12 months and continued into the subsequent quarters of 2016. Canarc had completed a new resource estimate and preliminary economic assessment of the El Compas project, signed a lease agreement for the La Plata processing plant with the Zacatecas government, closed a private placement for CAD$2 million, and entered into an indicative term sheet with a resource fund for debt financing of up to $10 million as a gold prepaid facility in 2016. In the third quarter of 2016, Canarc retained a full time consultant to provide corporate development, growth strategy and market presence which ceased at the end of November 2016. Canarc was also active in its participation in various conferences to increase its marketing efforts and corporate profile as Canarc expanded its portfolio of projects with mineral resources and progressed its exploration programs. These shareholder relations initiatives would also supplement project generative activities of Canarc. In the first quarter of fiscal 2017, shareholder communications and marketing programs were initiated to specifically create market awareness of Canarc’s acquisition of AIM along with its 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates and one gold property in Idaho, and has two royalty interests on other properties. A NI 43-101 resource estimate was completed for Fondaway Canyon in May 2017. These activities subsided in the remaining quarters relative to the first quarter of 2017 given the stagnancy in the markets.

Share-based payments were significantly higher in the second quarter of 2017 relative to comparable quarters. In June 2017, stock options for 2.25 million common shares which were performance based were fully vested by Canarc’s Board of Directors. Also in the same month, Canarc granted 3.1 million stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. In September 2017, additional stock options for 500,000 common shares were granted to an employee, with an exercise price of CAD$0.09 and expiry date of September 13, 2017, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. Forfeitures in 2016 reduced share-based payments.

Interest income is earned from Canarc’s premium investment savings account which is interest bearing and guaranteed investment certificates, and was higher in 2017 given the amount of funds held by Canarc throughout the entire year and higher interest rates on its interest bearing accounts. Canarc’s cash was nominal at the beginning of the first quarter of 2016 for any interest bearing investments.

Change in the fair value of marketable securities is attributable to disposition of marketable securities and to the quoted market price changes in investments in shares. Marketable securities are classified as held for trading financial assets with any resulting gains or losses in fair values being recognized in profit or loss. Canarc disposed of marketable securities in the second quarter of 2017 and realized gains thereto but had realized losses from dispositions in the third quarter of 2017. The net decreases in the market prices of marketable securities at the end of the third quarter further contributed to the recognition of losses in the fair values of held for trading financial assets, which were slightly offset by gains in the fourth quarter of 2017. Canarc received 2.1 million shares of Endeavour in the second quarter of 2016 pursuant to the Sale Transaction which shares increased in fair value during that quarter. Dispositions of Endeavour shares in the second and third quarters for 2016 resulted in the realization of significant gains as well as from increases in the market price of Endeavour shares which were still being held at quarter end in 2016.

47 Canarc Resource Corp. Form 20-F

Canarc negotiated a debt settlement with a creditor at a reduced cash payout amount resulting in the recognition of a gain of $105,000 in the second quarter of 2016 in which the debt was paid in July 2016.

Interest expense was incurred and accrued for the remaining buyout amount of $425,000 which Canarc recognized as a deferred royalty liability upon the acquisition of AIM in March 2017 for the 3% NSR for the Fondaway Canyon project; the original buyout amount was $600,000. Advance royalty payments of $35,000 are due and payable by July 15th of each year until the buyout amount has been fully paid for the 3% NSR for the Fondaway Canyon project. Interest expense shall continue to be incurred until the buyout amount has been fully paid by the annual advance royalty payments at which time the 3% NSR would be bought out.

Foreign exchange gain or loss reflects the transactional impact from the foreign exchange fluctuations of the US$ relative to the CAD$, as Canarc’s functional currency is the CAD$ whereas its reporting or presentation currency is the US$. The first quarter of 2016 foreign exchange was affected by the translation effects of the Mexican pesos during which time Canarc had the El Compas project in Mexico prior to its sale to Endeavour in May 2016. Upon the acquisition of AIM in March 2017, foreign exchange was affected by the translation effects of the US$.

In 2016, Canarc received notice of a distribution of $10,000 from a bankruptcy estate which funds were received in 2017. This recovery relates to the promissory note receivable of $275,000 which was written off in 2014 due to uncertain collectability. On February 12, 2018, Canarc entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 shall be repaid in full in 2018.

In early July 2017, Canarc terminated the property option agreement with Eureka and wrote off the FG Gold project at June 30, 2017.

As at December 31, 2017, Canarc has mineral property interests which are comprised of the following:

	British Columbia (Canada)			USA	Mexico
($000s)	New Polaris	Windfall Hills	FG Gold	Fondaway Canyon	El Compas	Total

Acquisition Costs:

Balance, December 31, 2015	$ 3,851	$ 339	$ -	$ -	$ 1,126	$ 5,316
Additions	2	-	19	-	-	21
Disposition of subsidiary	-	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	-	130	145
Balance, December 31, 2016	3,858	349	19	-	-	4,226
Acquisition of subsidiary	-	-	-	2,183	-	2,183
Additions, net of recoveries	6	-	28	44	-	78
Foreign currency translation adjustment	11	25	1	(54)	-	(17)
Write off	-	-	(48)	-	-	(48)
Balance, December 31, 2017	$ 3,875	$ 374	$ -	$ 2,173	$ -	$ 6,422

Deferred Exploration Expenditures:

Balance, December 31, 2015	$ 5,556	$ 356	$ -	$ -	$ 183	$ 6,095
Additions, net of recoveries	12	80	6	-	393	491
Disposition of subsidiary	-	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	-	260
Balance, December 31, 2016	5,817	447	6	-	-	6,270
Additions, net of recoveries	27	44	14	1,090	-	1,175
Foreign currency translation adjustment	587	31	1	-	-	619
Write off	-	-	(21)	-	-	(21)
Balance, December 31, 2017	$ 6,431	$ 522	$ -	$ 1,090	$ -	$ 8,043

Mineral property interests:
Balance, December 31, 2016	$ 9,675	$ 796	$ 25	$ -	$ -	$ 10,496
Balance, December 31, 2017	10,306	896	-	3,263	-	14,465

48 Canarc Resource Corp. Form 20-F

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

49 Canarc Resource Corp. Form 20-F

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

50 Canarc Resource Corp. Form 20-F

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

51 Canarc Resource Corp. Form 20-F

As at December 31, 2016, Canarc has mineral property interests which are comprised of the following:

	British Columbia (Canada)			Mexico
($000s)	New Polaris	Windfall Hills	FG Gold	El Compas	Total

Acquisition Costs:

Balance, December 31, 2014	$ 3,876	$ 401	$ -	$ -	$ 4,277
Acquisition of subsidiary	-	-	-	1,120	1,120
Additions	-	3	-	-	3
Foreign currency translation adjustment	(25)	(65)	-	6	(84)
Balance, December 31, 2015	3,851	339	-	1,126	5,316
Additions	2	-	19	-	21
Disposition of subsidiary	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	130	145
Balance, December 31, 2016	$ 3,858	$ 349	$ 19	$ -	$ 4,226

Deferred Exploration Expenditures:

Balance, December 31, 2014	$ 7,090	$ 437	$ -	$ -	$ 7,527
Additions (recoveries), net of recoveries	23	(11)	-	183	195
Foreign currency translation adjustment	(1,557)	(70)	-	-	(1,627)
Balance, December 31, 2015	5,556	356	-	183	6,095
Additions, net of recoveries	12	80	6	393	491
Disposition of subsidiary	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	260
Balance, December 31, 2016	$ 5,817	$ 447	$ 6	$ -	$ 6,270

Mineral property interests:
Balance, December 31, 2015	$ 9,407	$ 695	$ -	$ 1,309	$11,411
Balance, December 31, 2016	9,675	796	25	-	10,496

Environmental Liabilities

The Company’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it may operate may not yet have fully developed such standards in respect to environmental concerns. In accordance with government requirements in Canada, refundable deposits of CAD$250,000 have been placed with regulatory agencies in respect to the Company’s New Polaris gold property in British Columbia. There are no known environmental contingencies in respect to these or any of the other Company’s mineral property interests.

Critical Accounting Policies

For the Company’s exploration activities, there is no product, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral property interests and the Company’s future financial success are dependent upon the extent to which it can discover mineralization and the economic viability of advancing such mineral property interests beyond the exploration stage. Such activities may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Company’s control. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the metals.

As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves, the estimation of such reserves is significant to the Company’s position and results of operations. As of the date of this annual report, the Company has not established any reserves on its mineral property interests.

52 Canarc Resource Corp. Form 20-F

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property interest from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a mineral property interest being carried out by the Company or its partners or when a property interest is abandoned or when the capitalized costs are not considered to be economically recoverable, the related mineral property costs are written down to the amount recoverable. The amounts for mineral property interests as shown in the Company’s consolidated financial statements represent costs incurred to date, less write-downs and any recoveries, and are not intended to reflect present or future values.

The Company accounts for share-based payments using a fair value-based method with respect to all stock-based payments to directors, officers, employees and non-employees. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

5.B Liquidity and Capital Resources

The Company is in the exploration stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavoured to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
($000s)	2017	2016

Cash	$ 4,304	$ 8,079
Working capital	4,944	9,075

Canarc has no sources of operating revenues, and ongoing operating expenses continue to reduce its cash resources and working capital. Operating losses continued to be incurred for ongoing activities of Canarc in seeking an appropriate joint venture partner for the New Polaris property, in exploring the Windfall Hills, FG Gold and AIM properties, and in pursuing new projects of merit.

Based on Canarc’s available cash and working capital, Canarc anticipates it will be able to continue its current plan of operations and exploration programs for at least the next 12 months without having to seek additional financing or cut-back on planned operations. Additional financing will be sought through private and public equity financings or debt financings if available to Canarc at acceptable terms in the interests of the shareholders and Canarc.

53 Canarc Resource Corp. Form 20-F

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

54 Canarc Resource Corp. Form 20-F

The Sale Transaction with Endeavour closed on May 27, 2016 at which time Canarc received 2,147,239 free-trading common shares of Endeavour with a fair value of CAD$3.99 per share at that date. During 2016, Canarc realized proceeds of CAD$11.6 million from the disposition of common shares of Endeavour. Canarc did not dispose of any Endeavour shares in 2017.

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

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at Canarc’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. Canarc will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,200, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares.

In April 2017, Canarc closed a private placement for 3.8 million flow through common shares at a price of CAD$0.13 per share for gross proceeds of CAD$500,000. Finders fees include 6.5% cash and 6.5% finders fee warrants; each finder fee warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 and has an expiry date of April 21, 2019. Item 5.B provides further details.

In March 2017, Canarc paid $2 million to acquire AIM for 100% legal and beneficial interests in mineral exploration properties located in Nevada, Idaho and Utah (USA).

At Canarc’s annual and special general meeting in June 2, 2017, resolutions were passed for the amendment to its stock option plan to provide for the issuance of options exercisable to acquire up to 44,261,695 common shares.

On June 2, 2017, Canarc provided for the full vesting of 2.25 million performance based stock options which were granted in July 2016 and which have an exercise price of CAD$0.08 and an expiry date of July 7, 2021. On June 2, 2017, Canarc granted 3.1 million stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. On September 13, 2017, Canarc granted 500,000 million stock options to an employee, who later become an officer of Canarc, with an exercise price of CAD$0.09 and an expiry date of September 13, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In July 2017, Canarc extended the expiry date of warrants for 8.45 million common shares with an exercise price of CAD$0.10 from July 31, 2017 to July 31, 2018. These warrants were originally issued pursuant to a private placement which closed on January 31, 2014.

In fiscal 2017, Canarc realized proceeds of CAD$135,100 from the disposition of marketable securities and invested CAD$220,000 in strategic investments plus additional strategic investments of CAD$375,000 in January 2018. As at December 31, 2017, marketable securities have a fair value of $787,000.

At December 31, 2017, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

55 Canarc Resource Corp. Form 20-F

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown (1)	$ -	$ -	$ -	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (2)	-	-	35	-
Buyout provision for net smelter return of 2% (3)	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$ 1,000	$ 2,500	$ 35	150,000

(1)	The 15% net profit interest may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares. Items 4.A and 4.D provide further details.

(2)	Advance royalty payments of $390,000 remain payable as at December 31, 2017 with annual payments of $35,000. Items 4.A and 4.D provide further details.

(3)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million. Items 4.A and 4.D provide further details.

These amounts may be reduced in the future as Canarc determines which properties to continue to explore and which to abandon.

Canarc has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2017.

On February 12, 2018, Canarc entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which was previously written off in 2014, will be repaid in full in 2018 as follows:

Date	Amount

February 14, 2018 (received)	$ 25,000
June 30, 2018	25,000
September 30, 2018	85,000
December 31, 2018	85,000
$ 220,000

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

56 Canarc Resource Corp. Form 20-F

5.C Research and Development, Patents and Licenses, etc.

The Company does not currently carry out research and development activities.

Items 4.A, 4.D, 5.A and 5.F provide details of the Company’s mineral property interests, exploration activities, acquisitions and write-downs.

5.D Trend Information

The Company knows of no trends, demand, commitments, events or uncertainties that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause financial information not necessarily to be indicative of future operating results or financial condition, other than disclosed or inferred in this Form 20-F.

The Company currently has no active business operations that would be affected by recent trends in productions, sales, etc. The Company has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Company’s audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

Shareholder Rights Plan

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Company made an offer that represented fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitled the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquired, or made a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015. Item 10.B provides further details.

Share Appreciation Rights

At the discretion of the Board, certain stock option grants provide the stock option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

5.F Tabular Disclosure of Contractual Obligations

As the Company performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as the Company narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, the Company must make payments to the optionors as follows as at December 31, 2017:

57 Canarc Resource Corp. Form 20-F

Cash Payments due by Period
(US$000s)
		Less			More
		than			than
	Total	1 year	1-3 years	3-5 years	5 years

Fondaway Canyon:
Advance royalty payments (1)	$ 390	$ 35	$ 105	$ 105	$ 145

Total	$ 390	$ 35	$ 105	$ 105	$ 145

(1)	Advance royalty payments of $390,000 remain payable as at December 31, 2017 with annual payments of $35,000. Items 4.A and 4.D provide further details.

These amounts may be reduced in the future as the Company determines which properties continue to be of merit and abandons those with which it does not intend to proceed. Items 4.A, 4.D and 5.B provide further details.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2017, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2018	$ 46
2019	46
2020	47
2021	48
2022	28

$ 215

5.G Safe Harbor

This document may contain forward-looking statements. See “Caution – Forward-Looking Statements” at the beginning of this annual report. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect the future results of the Company and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.

The Company’s estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Company’s current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others:

•	risks related to our exploration and development activities;

•	risks related to the ongoing financing of our planned operations;
•	risks related estimates of mineral deposits;
•	risks related to fluctuations in mineral prices;
•	risks related to the title of our properties;
•	risks related to the highly competitive mineral exploration and mining industry;
•	risks related to potential conflicts of interest with our officers and directors;
•	risks related to environmental and regulatory requirements;
•	risks related to foreign currency fluctuations;
•	risks related to the Company’s possible status as a passive foreign investment company;
•	risks related to the volatility of the Company’s common stock; and
•	risks related to the possible dilution of the Company’s common stock,

as well as other risks and uncertainties detailed in this annual report and from time to time in the Company’s other SEC filings.

Therefore, the Company cautions each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in the Company’s filings with the SEC as such factors, in some cases, could affect the ability of the Company to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed therein. Forward-looking statements are subject to a variety of risks and uncertainties including, but not limited to, the risks referred under the section “Risk Factors” under Item 3.D above.

58 Canarc Resource Corp. Form 20-F

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A      Directors and Senior Management

In accordance with the provisions of the Business Corporations Act (British Columbia) the overall control of the business and affairs of the Company is vested in its board of directors. The board of directors of the Company currently consists of four members elected by the shareholders of the Company at each annual meeting of shareholders of the Company.

The directors and senior management of Canarc as of April 25, 2018 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Company and Period of Service
COOKE, Bradford (6) British Columbia, Canada

Chairman and Director of Canarc Resource Corp.

(since January 22, 1987);

Chief Executive Officer

(from January 22, 1987 to January 13, 2014);

Chief Executive Officer and Director of Endeavour Silver Corp.

(since July 25, 2002).

Chairman and Director of Canarc Resource Corp. (since January 22, 1987)
MALHOTRA, Deepak (2), (3), (4), (5) Colorada, USA	President of Resource Development Inc. (since June 1993)	Director (since June 29, 2015)
BURIAN, Martin (2), (3), (6) British Columbia, Canada

Managing Director of RCI Capital Group

(since Jan. 2018);

Chief Financial Officer (part time) of Heffel Fine Art Auction House

(since April 2016);

Chief Financial Officer of ML Gold Ltd. (formerly, Cap-Ex Iron Ore Ltd.

(from July 2013 to May 2017);

Director and Chief Financial Officer of Tinkerine Studio Ltd.

(from Feb. 2014 to Feb. 2016);

Managing Director of Investment Banking for Haywood Securities Inc.

(from Nov. 2010 to May 2013)

Director (since November 1, 2013)
HARRIS, Leonard (2), (4) Colorado, USA.	Retired	Director (since June 5, 2001)
CHILOFLISCHI, Catalin British Columbia, Canada

Director of Corporate Communications for Aurcana Corporation

(from September 2012 to December 2013);

Manager/Director of Investor Communications for Selwyn Resources Corp.

(from July 2010 to September 2012)

Chief Executive Officer (since January 13, 2014)
BILES, Garry British Columbia, Canada	Vice-President, Mining, of Canarc Resource Corp. (from March 1, 2007 to May 31, 2008)	President and Chief Operating Officer (since June 1, 2008)
YEE, Philip British Columbia, Canada

Chief Financial Officer and Vice-President (Finance) of Aztec Minerals Corp.

(since July 2016);

Chief Financial Officer, Vice-President (Finance) and Director of Caza Gold Corp.

(from November 2007 to February 2017);

Chief Financial Officer and Vice-President (Finance) of Parallel Resources Ltd.

(from November 2009 to October 2011)

Chief Financial Officer and Vice-President (Finance) (since June 2005); Secretary (Interim) (since December 2015)

(1)	Unless otherwise stated above, each of the above-named persons has held the principal occupation or employment indicated for at least five years.
(2)	Members of the Audit Committee.
(3)	Members of the Compensation Committee.
(4)	Members of the Nomination Committee.
(5)	Members of the Technical, Environmental, Social and Safety Committee.
(6)	Members of the Investment Committee.

No director or officer has any family relationship with any other director or officer. The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Company. Officers hold office at the pleasure of the directors.

To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company, other than as disclosed in this Form 20-F.

59 Canarc Resource Corp. Form 20-F

6.B Compensation

Statement of Executive Compensation

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to the Company's directors and officers that has been disclosed to the Company’s shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2017, the aggregate compensation incurred by the Company to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$1.1 million of which CAD$465,000 was for bonus.

The table below discloses information with respect to executive compensation paid by the Company to its directors and officers for the fiscal year ended December 31, 2017. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

60 Canarc Resource Corp. Form 20-F

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary (1)	Share-based awards	Option-based awards (2)	Non-equity incentive plan compensation (3)		Pension value (5)	All other compensation (6)	Total compensation (7)
		($)	($)	($)	($)		($)	($)	($)
					Annual incentive plans (3)	Long-term incentive plans (4)
Bradford J. Cooke (8)	2017	Nil	Nil	$43,421	Nil	Nil	Nil	$85,000	$128,421
Director, Chairman and former CEO	2016	Nil	Nil	$13,750	Nil	Nil	Nil	Nil	$13,750
	2015	Nil	Nil	$60,265	$180,000	Nil	Nil	Nil	$240,265
Leonard Harris	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$13,000	$39,052
Director	2016	Nil	Nil	$5,375	Nil	Nil	Nil	$3,000	$8,375
	2015	Nil	Nil	$23,179	Nil	Nil	Nil	$3,000	$26,179
Martin Burian (9)	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$15,000	$41,052
Director	2016	Nil	Nil	$2,375	Nil	Nil	Nil	$4,500	$6,875
	2015	Nil	Nil	$9,272	Nil	Nil	Nil	$5,500	$14,772
Bruce Bried (10)	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2015	Nil	Nil	Nil	Nil	Nil	Nil	$2,000	$2,000
Deepak Malhotra (11)	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$14,500	$40,552
Director	2016	Nil	Nil	$2,375	Nil	Nil	Nil	$3,500	$5,875
	2015	Nil	Nil	$9,272	Nil	Nil	Nil	$3,500	$12,772
Akiba Leisman (12)	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Director	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2015	Nil	Nil	$9,272	Nil	Nil	Nil	Nil	$9,272
Catalin Chiloflischi (13)	2017	$257,513	Nil	$60,789	$175,000	Nil	Nil		$493,302
Chief Executive Officer	2016	$246,067	Nil	$12,000	Nil	Nil	Nil	Nil	$258,067
	2015	$175,652	Nil	$50,993	$35,000	Nil	Nil	Nil	$261,645
Garry D. Biles	2017	$208,461	Nil	$52,105	$125,000	Nil	Nil		$385,566
President and COO	2016	$210,000	Nil	$14,750	$30,000	Nil	Nil	Nil	$254,750
	2015	$214,615	Nil	$64,901	Nil	Nil	Nil	Nil	$279,516
Stewart Lockwood (14)	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Secretary	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2015	Nil	Nil	Nil	Nil	Nil	Nil	$75,825	$75,825
Philip Yee	2017	$118,929	Nil	$30,394	$50,000	Nil	Nil	Nil	$199,323
Chief Financial Officer and Vice-President, Finance and Secretary (Interim)	2016	$108,378	Nil	$6,375	$15,000	Nil	Nil	Nil	$129,753
	2015	$105,048	Nil	$27,815	Nil	Nil	Nil	Nil	$132,863

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under Canarc’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.
(3)	These amounts include annual non-equity incentive plan compensation, such as severance, bonuses and discretionary amounts for the years ended December 31.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the years ended December 31 and include directors fees, as applicable, or other stipends related to Board committee fees, if any.
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each director and officer.
(8)	Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remain Chairman and Director. In 2015, Canarc accrued a severance of CAD$180,000 which was paid in March 2016.
(9)	Mr. Martin Burian was nominated to the Board of Directors effective November 1, 2013.
(10)	Mr. Bruce Bried retired as a Director effective June 29, 2015.
(11)	Mr. Deepak Malhotra was nominated to the Board of Directors effective June 29, 2015.
(12)	Mr. Akiba Leisman was nominated to the Board of Directors effective October 30, 2015 pursuant to the Share Purchase Agreement with Marlin Gold and resigned May 28, 2016. Items 4.A and 4.D provide further details.
(13)	Mr. Catalin Kilofliski was appointed Chief Executive Officer effective January 13, 2014.
(14)	Legal fees charged to Canarc by a law firm in which Mr. Stewart Lockwood is a partner. Mr. Lockwood resigned a Secretary of Canarc effective December 8, 2015.

61 Canarc Resource Corp. Form 20-F

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of the Company.

The following table sets forth information concerning outstanding stock options under the Company’s Stock Option Plan as at December 31, 2017 to each director and officer of the Company. No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2017:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2017 to December 31, 2017

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chairman and Director	June 2, 2017 (1)	Common shares	500,000	$0.10	June 2, 2022
Martin Burian Director	June 2, 2017 (1)	Common shares	300,000	$0.10	June 2, 2022
Leonard Harris Director	June 2, 2017 (1)	Common shares	300,000	$0.10	June 2, 2022
Deepak Malhotra Director	June 2, 2017 (1)	Common shares	300,000	$0.10	June 2, 2022
Catalin Chiloflischi Chief Executive Officer	June 2, 2017 (1)	Common shares	700,000	$0.10	June 2, 2022
Garry Biles President and Chief Operating Officer	June 2, 2017 (1)	Common shares	600,000	$0.10	June 2, 2022
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary (Interim)	June 2, 2017 (1)	Common shares	350,000	$0.10	June 2, 2022

(1)	These stock options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

62 Canarc Resource Corp. Form 20-F

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Pension Plan

The Company does not have any pension plan arrangements in place.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee on behalf the board of directors (the “Board”).

Compensation of Directors

Mr. Bradford J. Cooke, the former Chief Executive Officer and a Director of Canarc, previously received compensation as consideration for his duties as an operating officer of Canarc; Mr. Cooke resigned as Chief Executive Officer on January 13, 2014 but remains Chairman and a Director. Mr. Cooke was awarded a severance of CAD$180,000 in 2015 which was accrued by Canarc, and which was paid in March 2016. At a Compensation Committee meeting held on March 14, 2017, Mr. Cooke received a bonus of CAD$75,000 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions.

At a Compensation Committee meeting held on June 26, 2014, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. These resolutions continued to be effective for 2015, 2016 and 2017. At a Compensation Committee meeting held on March 14, 2017, all Directors received a one-time bonus of CAD$10,000 for the financial turn-around of Canarc which significantly improved in its financial resources and working capital.

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

During the year ended December 31, 2017, Canarc granted 1.4 million stock options to directors with an exercise price of CAD$0.10 and an expiry date of June 2, 2022 and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. Performance based stock options for 750,000 common shares which were granted in 2016 to a director fully vested in 2017.

Executive Compensation Program

The Company’s executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

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

63 Canarc Resource Corp. Form 20-F

No funds were set aside or accrued by the Company or its subsidiaries during the year ended December 31, 2017 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for executive employees of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s Chief Executive Officer prepares recommendations for the Compensation Committee which are then presented to the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, and the Chief Financial Officer, are then submitted for approval by the Board from the Compensation Committee.

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

Bonus

The Board annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Compensation Committee which in turn makes a recommendation to the Board with respect to the bonuses to be paid to the executive officers and to senior management.

A bonus of CAD$35,000 was accrued for the CEO for fiscal 2015 and paid in March 2016. In fiscal 2016, Canarc paid CAD$45,000 in bonuses to two other senior officers. In 2017, Canarc paid CAD$350,000 to executive officers as Canarc made significant corporate advancement in 2016 including substantial gains and significantly improved its financial resources and working capital.

Stock Options

A Stock Option Plan is administered by the Board. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

During the year ended December 31, 2017, Canarc granted 1.65 million stock options to senior officers with an exercise price of CAD$0.10 and an expiry date of June 2, 2022 and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. Performance based stock options for 1.5 million common shares which were granted in 2016 to senior officers fully vested in 2017.

Other Compensation

Mr. Cooke resigned as Chief Executive Officer of Canarc effective January 13, 2014 but remains its Chairman and a Director. Mr. Cooke was awarded a severance of CAD$180,000 in 2015 which was accrued by Canarc and was paid in March 2016. Mr. Cooke also received a bonus of CAD$75,000 in 2017 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions. In 2017 each Director received a one-time bonus of CAD$10,000 for the financial turn-around of Canarc which significantly improved in its financial resources and working capital.

Directors’ and Officers’ Liability Insurance

64 Canarc Resource Corp. Form 20-F

Canarc has an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of Canarc. In January 2014, Canarc renewed its policy which had a CAD$1 million limit of liability, retentions of up to CAD$50,000, and a policy period from January 1, 2014 to January 1, 2015 for a premium of CAD$14,000. In October 2014, Canarc increased its coverage to CAD$5 million limit of liability and extended the term to October 17, 2015 for a net premium of $25,048. On October 17, 2015, Canarc renewed its annual coverage of CAD$5 million for a net premium of CAD$15,000. On October 17, 2016, Canarc increased its directors and officers liability insurance coverage to CAD$10 million for an annual premium of CAD$20,000 which in turn was renewed for the same coverage for an annual premium of CAD$19,200.

6.C Board Practices

Statement of Corporate Governance Practices

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

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

Directors are elected at the Company’s annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Bradford Cooke	30
Leonard Harris	16
Martin Burian	4
Deepak Malhotra	2

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp.
Aztec Minerals Corp.
Radius Gold Inc.

Martin Burian	Ynvisible Interactive Inc.
Canvass Ventures Ltd.
Assure Holdings Corp.
Elysee Development Corp.

Deepak Malhotra	Blackrock Gold Corp.
Cardero Resource Corp.
Blackrock Gold Corp.

Leonard Harris	Coronet Metals Inc.
Wealth Minerals Ltd.
Standard Tolling Corp.

65 Canarc Resource Corp. Form 20-F

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

Since January 1, 2007, the Company has held board meetings at least quarterly and at which the majority, if not all, Board members have attended, either in person or by telephone conference call, during the time in which they were directors of the Company.

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associated with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the Board and/or of its committees. The CEO reports directly to the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board of Directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

66 Canarc Resource Corp. Form 20-F

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Company’s Annual Information Form dated March 28, 2018.

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

Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

At a Compensation Committee meeting held on June 26, 2014, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. It was further resolved that no directors fees shall be payable to directors in their capacity as Directors. These resolutions were effective July 1, 2014 and continued to be effective for 2015, 2016 and 2017.

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

67 Canarc Resource Corp. Form 20-F

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
68 Canarc Resource Corp. Form 20-F

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

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 and Investment in 2017 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Leonard Harris (Chairman)	The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.
Deepak Malhotra
Compensation	Deepak Malhotra (Chairman)	The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors.
Martin Burian
Technical, Environmental, Social, Safety	Deepak Malhotra	The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.
Investment	Martin Burian (Chairman) Bradford Cooke	The Investment Committee shall oversee and instruct the management with respect to the strategic investment of up to CAD$1,000,000 of the Company’s funds (the “Funds”) to purchase the securities of other entities for investment purposes.

The Board has also a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
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

69 Canarc Resource Corp. Form 20-F

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

6.D Employees

The Company’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 25, 2018, the Company had a staff of three full time and one part time employees based in Vancouver, BC, Canada.

6.E Share Ownership

As at April 25, 2018, the share ownership and number of stock options of the directors and officers of the Company are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman and Director	8,268,580	3.78%	1,300,000	$0.06	December 8, 2020
			500,000	$0.08	June 26, 2018
			1,350,000	$0.08	July 7, 2021
			800,000	$0.10	July 17, 2019
			500,000	$0.10	June 2, 2022
Martin Burian Director	24,820	0.01%	200,000	$0.06	December 8, 2020
			300,000	$0.08	July 7, 2021
			300,000	$0.10	July 17, 2019
			300,000	$0.10	June 2, 2022
Deepak Malhotra Director	416,667	0.19%	200,000	$0.06	December 8, 2020
			300,000	$0.08	July 7, 2021
			300,000	$0.10	June 2, 2022
Leonard Harris Director	2,074,290	0.95%	500,000	$0.06	December 8, 2020
			200,000	$0.08	June 26, 2018
			300,000	$0.08	July 7, 2021
			300,000	$0.10	July 17, 2019
			300,000	$0.10	June 2, 2022
Catalin Kilofliski Chief Executive Officer	16,500	0.008%	1,100,000	$0.06	December 8, 2020
			1,550,000	$0.08	July 7, 2021
			1,000,000	$0.10	July 17, 2019
			700,000	$0.10	June 2, 2022
Garry Biles President and Chief Operating Officer	1,077,766	0.49%	1,400,000	$0.06	December 8, 2020
			400,000	$0.08	June 26, 2018
			1,050,000	$0.08	July 7, 2021
			800,000	$0.10	July 17, 2019
			600,000	$0.10	June 2, 2022
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary (Interim)	Nil	Nil%	600,000	$0.06	December 8, 2020
			300,000	$0.08	June 26, 2018
			600,000	$0.08	July 7, 2021
			400,000	$0.10	July 17, 2019
			350,000	$0.10	June 2, 2022

(1)	As at April 25, 2018, Canarc had 218,693,144 common shares issued and outstanding.

(2)	Common shares.

70 Canarc Resource Corp. Form 20-F

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at Canarc’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. Canarc will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,200, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

All of the Company’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of the Company and its subsidiaries as at April 25, 2018 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 25, 2018 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

1,400,000	$0.08	June 26, 2013	June 26, 2018
3,600,000	$0.10	July 17, 2014	July 17, 2019
5,312,500	$0.06	December 8, 2015	December 8, 2020
5,470,000	$0.08	July 7, 2016	July 7, 2021
3,575,000	$0.10	June 2, 2017	June 2, 2022

19,357,500	TOTAL

Of the 19,357,500 outstanding stock options, only 15,320,000 stock options are exercisable as at April 25, 2018.

71 Canarc Resource Corp. Form 20-F

Warrant Summary Chart

Warrants which are outstanding as of April 25, 2018 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Date Issued	Expiry Dates

8,450,000	$0.10	January 31, 2014	July 31, 2018 (1), (2)
5,254,055	$0.15	March 18, 2014	September 18, 2018 (1)
661,718	$0.15	March 18, 2014	September 18, 2018 (1)
4,153,750	$0.15	April 3, 2014	October 3, 2018 (1)
60,725	$0.15	April 3, 2014	October 3, 2018 (1)
5,332,776	$0.08	September 21, 2015	September 21, 2018
536,511	$0.08	September 21, 2015	September 21, 2018
8,852,576	$0.12	March 3, 2016	March 3, 2019
2,497,222	$0.12	March 14, 2016	March 14, 2019
155,556	$0.12	March 14, 2016	March 14, 2019
250,000	$0.15	April 21, 2017	April 21, 2019

36,204,889	TOTAL

(1)	In August 2015, Canarc extended the expiry period of a total of 18.6 million warrants by a period of 18 months which were issued pursuant to two private placements which closed in 2014. Expiry dates for 951,250 warrants which were issued to insiders in those private placements were not extended. Item 5.B provides further details.

(2)	In July 2017, Canarc extended the expiry date by one year from July 31, 2017 to July 31, 2018 for these warrants which were issued pursuant to a private placement which closed in January 2014. Item 5.B provides further details.
72 Canarc Resource Corp. Form 20-F

Stock Option/Share Incentive Plan

The Company’s directors and shareholders have approved a Share Incentive Plan (the “Plan”). The Plan was initially approved by the TSX in 1996. The principal purposes of the Plan are to promote a proprietary interest in the Company among its directors, officers and employees; to retain, attract and motivate the qualified managers of the Company; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of the Company.

Incentives to participate under the Plan may be provided by the granting of share options or share appreciation rights (SARs). The share appreciation right entitles the participant in the Plan to elect, subject to approval by the Board of Directors, in lieu of exercising an outstanding share option, to receive the number of common shares of the Company equivalent in value to the difference between the option exercise price and the net existing market price of the Company’s common shares multiplied by the number of common shares over which he could otherwise exercise his stock option.

Under the Plan, the Board of Directors of the Company or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of the Company and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the stock option to purchase from the Company such number of its common shares as the Board or its Executive Committee may designate. The Company’s Plan allows it to grant stock options to its employees, directors and consultants to acquire up to 44,261,695 common shares which was increased from 18,888,434 common shares at the Company’s Annual and Special Meeting held on June 2, 2017. The total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of the Company at the time of grant. The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Pursuant to the Plan, stock options shall be granted pursuant to a stock option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)	all stock options granted shall be non-assignable;
(b)	a stock option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c) no financial assistance will be provided with respect to the exercise of stock options.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A      Major Shareholders

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in its control.

As at March 29, 2018, the only persons or groups known to the Company to beneficially own 5% or more of the Company’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Company as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	Canford Capital Inc. (3) Vancouver, British Columbia, Canada	11,300,000	5.17%

(1)	Common shares.

(2)	As at March 29, 2018, Canarc had 218,693,144 common shares issued and outstanding.

73 Canarc Resource Corp. Form 20-F

(3)	As at March 29, 2018, Canford Capital Inc. (“Canford”) owned 11,300,000 common shares of Canarc representing a 5.11% interest in Canarc. Canford acquired the 11.3 million common shares of Canarc pursuant to a private placement for CAD$1.13 million which closed in September 2012. In September 2012, Canarc and Canford had entered into a 120-day period of exclusivity to complete Canford’s due diligence and to execute a property option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. In February 2013, Canarc entered into a Strategic Mine Acquisition Partnership (“SMAP”) with Canford for the purpose of acquiring, expanding and operating gold mines in North America. In March 2013, no formal SMAP agreement was executed, and Canford did not commit nor arrange financing for the proposed property option and joint venture to develop the New Polaris gold project nor for the SMAP to acquire operating gold mines in North America. Canford does not exert control over Canarc nor over its Board of Directors nor has any nominees appointed to its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc’s knowledge, except as disclosed in this Form 20-F. Item 4.D provides further details.

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

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at Canarc’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. Canarc will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,200, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

All shares of Canarc, including all those held by any major shareholders, are common shares with similar voting rights. As of March 31, 2018 there were 218,693,144 common shares of Canarc which were issued and outstanding. Based on the records of Canarc’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 448 registered holders of Canarc’s common shares resident in the United States (71.91% of all registered holders) holding 64,806,617 common shares. This number represents approximately 29.63% of the total issued and outstanding common shares of Canarc at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 25, 2018, there is no arrangement known to the Company which may at a subsequent date result in a change of control of the Company.

7.B Related Party Transactions

For the fiscal year ended December 31, 2017, the Company had transactions with related parties.

74 Canarc Resource Corp. Form 20-F

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2017, 2016 and 2015 include:

				Net balance receivable (payable)
($000s)	Years ended December 31,			as at December 31,
	2017	2016	2015	2017	2016

Key management compensation:
Executive salaries and remuneration (1)	$ 720	$ 460	$ 415	$ -	$ -
Severance	-	-	141	-	-
Directors fees	98	8	11	(2)	(1)
Share-based payments	351	245	153	-	-
	$ 1,169	$ 713	$ 720	$ (2)	$ (1)

Legal fees (2)	$ -	$ -	$ 59	$ -	$ -

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(16)	(41)	(38)	1	(4)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	In 2015, legal fees which were included in general and administrative, share issuance expenses and corporate development were incurred to a law firm in which a senior officer was a partner. The senior officer resigned from the Company in December 2015.

(3)	The companies include Endeavour, AzMin and AzMet.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Canarc shares common office facilities, employee and administrative support, and office sundry amongst company(ies) with certain common director(s), and such allocations to Canarc are on a full cost recovery basis. Any balances due from (to) related parties are payable on demand.

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

In each case the transactions described below were, in the Company’s view, completed on terms no less favourable to the Company than if they had been entered into with unaffiliated parties.

75 Canarc Resource Corp. Form 20-F

Compensation to Directors and Senior Officers and Options to Purchase Securities

Item 6 provides further details of compensation paid to, and options granted to and held by, directors and senior officers of the Company.

Indebtedness of Directors and Senior Officers

At any time during the Company’s last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness and other than as disclosed in the Company’s audited financial statements and in the Form 20-F.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Company’s audited financial statements and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2017 (being the commencement of the Company’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Also, certain directors and officers of Canarc are directors, officers and / or employees of AzMet, AzMin, and Endeavour. The interests of these companies may differ from time to time. Item 6.C provide further details.

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

(a)	Consolidated Statements of Financial Position as of December 31, 2017 and 2016;
(b)	Consolidated Statements of Comprehensive (Loss) Income for each of the years ended December 31, 2017, 2016 and 2015;
(c)	Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2017, 2016 and 2015;
(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2017, 2016 and 2015; and
(e)	Notes to the consolidated financial statements.

The Company is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on the Company’s financial position or profitability, including governmental proceedings pending or known to be contemplated other than as disclosed in the Company’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

76 Canarc Resource Corp. Form 20-F

Dividend Policy

During its last three completed financial years, the Company has not declared or paid any cash dividends on its common shares and does not currently intend to pay cash dividends. Management intends for earnings, if any, to be retained to finance further growth and activities relating to the business of the Company.

The Directors of the Company may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

No dividend shall bear interest against the Company. Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

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

Notwithstanding anything contained in the Company’s Articles of Incorporation, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

Legal Proceedings

77 Canarc Resource Corp. Form 20-F

The Company is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on the Company’s financial position or profitability other than as disclosed in the Company’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

8.B      Significant Changes

There has been no significant change in the financial condition of the Company since December 31, 2017 other than as disclosed in this Form 20-F and in the Company’s continuous disclosure documents.

ITEM 9.      THE OFFER AND LISTING

9.A      Offer and Listing Details

The Company’s common shares are traded on the TSX in Canada under the symbol “CCM”. The following prices are stated in terms of Canadian dollars.

The following tables set forth the high and low prices of the common shares for the periods indicated as traded on the TSX in Canada.

(Stated in terms of Canadian dollars)

Fiscal Year	High (CAD$)	Low (CAD$)

2017	$0.12	$0.06
2016	$0.15	$0.05
2015	$0.10	$0.03
2014	$0.13	$0.03
2013	$0.24	$0.04

Quarter	High (CAD$)	Low (CAD$)

2018
1st Quarter	$0.09	$0.06

2017
4th Quarter	$0.11	$0.07
3rd Quarter	$0.09	$0.08
2nd Quarter	$0.12	$0.09
1st Quarter	$0.12	$0.08

2016
4th Quarter	$0.13	$0.07
3rd Quarter	$0.14	$0.08
2nd Quarter	$0.14	$0.06
1st Quarter	$0.15	$0.05

78 Canarc Resource Corp. Form 20-F

Month	High (CAD$)	Low (CAD$)

2018
March	$0.08	$0.06
February	$0.08	$0.07
January	$0.09	$0.07

2017
December	$0.11	$0.08
November	$0.08	$0.07
October	$0.09	$0.08

In the United States, the Company’s common shares are quoted for trading on the Over-the-Counter Bulletin through March 19, 2015 and since that date on the OTCQB Marketplace under the symbol “CRCUF”. The following prices are stated in terms of United States dollars.

In relation to the OTCBB and OTCQB, the following quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. The following table sets forth the range of high and low bid prices during the periods indicated on the OTCBB and OTCQB.

The following tables set forth the high and low prices of the common shares for the periods indicated as traded on the OTCBB and OTCQB in the United States:

Fiscal Year	High	Low

2017	$0.09	$0.05
2016	$0.12	$0.03
2015	$0.07	$0.02
2014	$0.12	$0.02
2013	$0.24	$0.03

79 Canarc Resource Corp. Form 20-F

Quarter	High	Low

2018
1st Quarter	$0.07	$0.05

2017
4th Quarter	$0.08	$0.05
3rd Quarter	$0.07	$0.06
2nd Quarter	$0.09	$0.07
1st Quarter	$0.09	$0.05

2016
4th Quarter	$0.10	$0.05
3rd Quarter	$0.11	$0.06
2nd Quarter	$0.12	$0.04
1st Quarter	$0.10	$0.03

Month	High	Low

2018
March	$0.06	$0.05
February	$0.07	$0.05
January	$0.07	$0.06

2017
December	$0.08	$0.05
November	$0.06	$0.05
October	$0.07	$0.06

80 Canarc Resource Corp. Form 20-F

9.B      Plan of Distribution

Not applicable.

9.C      Markets

Since November 2, 1994, the Company’s common shares have traded on the TSX. From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, the Company’s common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the TSX acquired the Canadian Venture Exchange to form the TSX Venture Exchange). In February 1997, the Company was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange. On August 3, 1998, the Company was listed on the Frankfurt Exchange. Management of the Company is not aware of any trading market for the Company’s common shares in the United States apart from the United States OTC Bulletin Board, on which the Company is quoted under the symbol CRCUF; on March 19, 2015, the Company’s common shares continued to be quoted on the OTCQB Marketplace.

9.D      Selling Shareholders

Not applicable.

9.E      Dilution

Not applicable.

9.F      Expenses of the Issue

Not applicable.

81 Canarc Resource Corp. Form 20-F

ITEM 10.    ADDITIONAL INFORMATION

10.A    Share Capital

Not applicable.

10.B    Notice of Articles and Articles of Association

The Company’s Notice of Articles and articles of association, and related matters, are summarized below.

1. The Company was incorporated under the laws of British Columbia on January 22, 1987 under the name, “Canarc Resource Corp.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. At the Company’s annual and extraordinary general meeting held in May 2005, the shareholders approved the Notice of Articles be altered to remove the application of the “Pre-Existing Company Provisions” as set forth in Table 3 of the Business Corporations Regulations under the B.C. Business Corporations Act, S.B.C. 2002 (the “BCBCA”) and the replacement of the Articles with a new set of Articles which comply with the BCBCA. The Company no longer has a Memorandum, which has been replaced by, in part, its Notice of Articles.

The Company’s Memorandum and Articles do not provide for any specific objects or purposes.

2. Set forth below is a summary of provisions contained in the Company’s Articles with respect to:

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
See (a), above. A director does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.
(c)	Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

The Company, if authorized by the directors, may:

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
A director is not required to hold any shares of the Company.

3. All common shares of the Company rank equally as to dividends, voting powers and participation in assets (in the event of liquidation) and in all other respects. Dividend entitlement is set by way of the shareholders status as a shareholder on the chosen record date and does not lapse over time. Each share carries one vote per share at meetings of the shareholders of the Company. Directors do not stand for re-election on staggered terms at present. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments. There was a Shareholders Right Plan which expired in April 2015 as detailed in Item 10.B under Summary of Shareholders Rights Plan.

82 Canarc Resource Corp. Form 20-F

4. The rights of holders of common shares may not be modified other than by vote of 2/3 of the common shares voting on such modification. The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. Due to the quorum requirements, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of the Company. Notwithstanding the foregoing, at the annual general meeting of shareholders of the Company held on June 2, 2017, the shareholders of the Company approved an amendment to the Company’s articles to allow the directors of the Company to approve, subject to the BCBCA, by directors’ resolution the alteration in certain respects of the authorized share capital of the Company. Pursuant to the amended articles, among other things, the directors of the Company may approve by directors’ resolution the creation of new classes of shares, and the subdivision or consolidation of outstanding classes of shares.

5. The directors of the Company call all annual general meetings and extraordinary general meetings. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

6. There are no limitations on the rights to own securities.

7. There are no provisions in the Company’s Articles that would have an effect on delaying, deferring or preventing a change of control other than that the Company may remove any director before the expiration of his or her term of office only by way of special resolution. In addition, there is a Shareholders Right Plan which expired in April 2015 as detailed in Item 10.B under Summary of Shareholders Rights Plan.

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

15. The BCBCA provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares may submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the Company.

16. Under the BCBCA, dividends may be declared out of profits, capital or otherwise. As well, the BCBCA does not automatically make directors liable to the Company for the declaration of dividends while the Company is insolvent.

17. The BCBCA does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders.

18. The BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended. Defense costs may also be advanced by a company in certain cases.

83 Canarc Resource Corp. Form 20-F

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

25. General Meetings of shareholders of the Company are required to be held each calendar year and not more than 15 months after the holding of the last preceding annual general meeting.

26. Any offer by the Company to purchase or redeem its own shares, need not be made pro-rata to all the shareholders.

27. Changes to the Company’s capital structure may be effected by ordinary resolution or a directors’ resolution, subject to the BCBCA.

(a)	The following changes may be made by ordinary resolution or directors’ resolution, as determined by the board of directors:

•	creating or cancelling one or more classes or series of shares;
•	changing the maximum number of shares that the Company is authorized to issue;
•	consolidating or subdividing all or any of the Company’s issued or unissued shares;
•	toaltering the share capital and authorized capital structure, where permitted under by the BCBCA; and

(b)	The creation or removal of special rights and restrictions attaching to any class or series of shares may only be approved by special or ordinary resolution.

28. The Company’s name may be changed by ordinary resolution or resolution of the directors.

29. The removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

30. The remuneration of the auditor of the Company may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

31. A director of the Company may be removed as a director of the Company before the expiration of the director’s term of office pursuant to an ordinary resolution of the shareholders.

For further information, refer to the full text of the Notice of Articles and Articles of the Company, which are available online at www.sedar.com as part of the Company’s publicly available filings under the heading “Other”, as filed on November 10, 2005.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan which was approved at the Company’s annual and extraordinary meeting held in May 2005, and ratified and confirmed at the Company’s annual general meetings in April 2008 and again in June 2011. The Shareholder Rights Plan expired in April 2015.

General

The rights will be issued pursuant to a shareholder rights plan agreement dated and effective April 30, 2005, between the Company and Computershare Trust Company of Canada as the rights agent. Each right will entitle the holder to purchase from the Company one common share at the exercise price of CAD$50.00 per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, common shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

84 Canarc Resource Corp. Form 20-F

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

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)	It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.
(b)	No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.
(c)	Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.
(d)	If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

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

Exchange Option

Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of common shares. The board of directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, common shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

85 Canarc Resource Corp. Form 20-F

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company's share capital which would otherwise have a dilutive effect.

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

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the separation time, the holders of the rights. Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the TSX.

Term

The Shareholder Rights Plan has a term of 10 years; however, it is subject to ratification at the Meeting, and also at each of the shareholder meetings following the third and sixth anniversaries of the effective date of the Shareholder Rights Plan. If the Shareholder Rights Plan is not so ratified at any meeting, the Shareholder Rights Plan shall terminate forthwith.

The text of the ordinary resolution, in substantially the form which was presented to the shareholders, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

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

The Shareholder Rights Plan expired in April 2015.

86 Canarc Resource Corp. Form 20-F

10.C Material Contracts

The following executive employment agreements are in effect:

-	On January 10, 2014, as amended June 26, 2014 and then amended December 8, 2015, an Executive Employment Agreement between Canarc and Mr. Catalin Kilofliski was signed in respect of Mr. Kilofliski’s capacity as Chief Executive Officer for Canarc. The employment agreement provides that Mr. Kilofliski’s base remuneration is CAD$225,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. Canarc accrued a bonus for Mr. Chiloflischi which was paid in March 2016.

-	An Executive Employment Agreement between Canarc and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011, January 1, 2012 and June 26, 2014, in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canarc. The employment agreement provides that Mr. Biles’ base remuneration is CAD$200,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

-	An Executive Employment Agreement between Canarc and Mr. James Moors was signed on June 1, 2011, as amended on January 1, 2102, in respect of Mr. Moors’ capacity as Vice-President of Exploration for Canarc. The employment agreement provided that Mr. Moors’ base remuneration was CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. On January 31, 2014, Canarc and Mr. Moors entered into a Settlement Agreement and General Release whereby Mr. Moors received a final settlement and severance of CAD$60,000 payable over a 12 month period ending January 31, 2015 upon his retirement as Vice-President of Exploration for Canarc.

-	An Executive Employment Agreement between Caza Gold Corp. (“Caza”) and Mr. Philip Yee was signed on June 1, 2011 in respect of Mr. Yee’s capacity as Chief Financial Officer and Vice-President of Finance for Canarc, AzMet, AzMin, and Caza, as approved by Compensation Committees of both companies. The employment agreement provided that Mr. Yee’s base remuneration was CAD$180,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee. Effective January 1, 2012, Mr. Yee’s base remuneration was increased to CAD$193,500 per annum as approved by the Compensation Committees of Caza and Canarc. Effective June 26, 2014, Mr. Yee signed an Executive Employment Agreement with Canarc with no change in base remuneration as approved by Canarc’s Compensation Committee. Mr. Yee’s remuneration continues to be allocated between Canarc and AzMin.

-	A Consulting Services Agreement between Canarc and Dr. Jacob Margolis was signed on January 5, 2018, in respect of Dr. Margolis’ capacity as Vice-President of Exploration for Canarc. The consulting agreement provided that Dr. Margolis’ remuneration is US$11,000 per month. The consulting agreement has a term which is effective January 5, 2018 and terminates on December 31, 2018.

For the two years immediately preceding April 25, 2018, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group was a party, and other than as disclosed in this Form 20-F. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

10.D Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the common shares of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Investment Canada Act pertinent to an investment by an American investor in the Company.

87 Canarc Resource Corp. Form 20-F

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a "Canadian" as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

10.E    Taxation

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE INCOME AND OTHER TAX CONSEQUENCES ARISING IN THEIR PARTICULAR CIRCUMSTANCES. THE FOLLOWING IS A SUMMARY ONLY AND OF A GENERAL NATURE AND IS NOT INTENDED, NOR SHOULD IT BE CONSTRUED, TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR SHAREHOLDER.

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (Refer to “Certain Canadian Federal Income Tax Considerations” for material Canadian federal income tax consequences).

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

88 Canarc Resource Corp. Form 20-F

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “passive foreign investment company,” as defined below). The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

89 Canarc Resource Corp. Form 20-F

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

90 Canarc Resource Corp. Form 20-F

Because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be classified a PFIC in the current or in a subsequent year. In addition, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

Controlled Foreign Company

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Company's ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

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

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

91 Canarc Resource Corp. Form 20-F

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, subject to certain restrictions, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of the capital gains net of losses are included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property”. Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

92 Canarc Resource Corp. Form 20-F

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report on Form 20-F has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite #810 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

10.I     Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canarc’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canarc’s audited consolidated financial statements for the year ended December 31, 2017 and the notes thereto.

93 Canarc Resource Corp. Form 20-F

Item 3.D provides information concerning risk factors.

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2017.

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

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Flow through premium liability at initial recognition is measured using Level 1 inputs, and deferred royalty liability using Level 2 inputs.

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

94 Canarc Resource Corp. Form 20-F

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

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2017, the Company had a working capital of $4.9 million (2016 – $9.1 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2018.

The following schedule provides the contractual obligations related to the deferred royalty payments as at December 31, 2017:

Payments due by Period
(US$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Deferred royalty payments	$ 390	$ 35	$ 105	$ 105	$ 145

Total	$ 390	$ 35	$ 105	$ 105	$ 145

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)            Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)            Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000)	(Held in Canadian Dollars)
	2017	2016

Cash	$ 4,118	$ 7,984
Marketable securities	787	955
Receivables	100	24
Accounts payable and accrued liabilities	(104)	(101)
Flow through premium liability	(54)	-

Net financial assets (liabilities), December 31	$ 4,847	$ 8,862

Based upon the above net exposure as at December 31, 2017 and assuming all other variables remain constant, a 15% (2016 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $727,000 (2016 - $1.3 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

95 Canarc Resource Corp. Form 20-F

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

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2017 and assuming all other variables remain constant, a net increase or decrease of 60% (2016 - 100%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $472,000 (2016 - $955,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase (Note 12(b)(i)). The cash consideration paid for any such purchases would have been subject to fluctuations in the market price of its common shares. The normal course issuer bid terminated on February 7, 2018.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. – C.

Not Applicable.

D.        American Depository Receipts

The Company does not have securities registered as American Depository Receipts

96 Canarc Resource Corp. Form 20-F

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E    Use of Proceeds

Not Applicable.

ITEM 15.    CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective to give reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms; and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

B.        Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company’s controls include policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
97 Canarc Resource Corp. Form 20-F

-	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
-	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements; and
-	statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria in a framework developed by the Company’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

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

D.        Changes in Internal Controls over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16.   AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A    Audit Committee Financial Expert

The Company’s Board of Directors has determined that Martin Burian qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

16.B    Code of Ethics

The Company has not adopted a formal written code of ethics given its relatively small size.

Directors, including the director/employee of the Company, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company. Also, the Company’s legal counsel is available to the management of the Company to provide a high standard of due care in the activities of the Company and to provide guidance when needed.

The Company expects all directors, officers and employees to abide by the following code of ethics which have been communicated to them:

-	act with honesty and integrity and in an ethical manner resolve any actual or apparent conflicts of interest between personal and professional relationships;
98 Canarc Resource Corp. Form 20-F

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

During the fiscal year ended December 31, 2017, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

16.C    Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2017 Fiscal Year (CAD$)	2016 Fiscal Year (CAD$)

(a) Audit Fees	$35,000	$32,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2018, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2018 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2018, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

16.D   Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E    Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

16.F    Change in Company’s Certifying Accountant

None.

99 Canarc Resource Corp. Form 20-F

16.G    Corporate Governance

Not applicable.

16.H   Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2017, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

100 Canarc Resource Corp. Form 20-F

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not Applicable

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1 Report of Independent Registered Public Accounting Firm dated March 28, 2018	105-106
1.2 Consolidated statements of financial position as at December 31, 2017 and 2016 together with the consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2017, 2016 and 2015.	107-111

ITEM 19.    EXHIBITS

Exhibits
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia), previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
1-2	Shareholders Right Plan dated April 30, 2005, previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
8-1	List of Material Subsidiaries
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)
13-1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)
15-1	Resource Potential, New Polaris Project (dated March 14, 2007), previously furnished on Form 6-K with the SEC in July 2008 and incorporated herein by reference
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011), previously furnished on Form 6-K with the SEC in July 2011 and incorporated herein by reference
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference
15-5	Technical Report for the El Compas Project (dated January 19, 2016), previously furnished on Form 6-K with the SEC in February 2016 and incorporated herein by reference
15-6	Technical Report for the Fondaway Canyon Project (dated April 3, 2017), previously furnished on Form 6-K with the SEC in May 2017 and incorporated herein by reference
101 Canarc Resource Corp. Form 20-F

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 27, 2018.

CANARC RESOURCE CORP.

Per:

/s/ Catalin Kilofliski

__________________________________________

Catalin Kilofliski, Chief Executive Officer

102 Canarc Resource Corp. Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in United States dollars)

Years ended December 31, 2017 and 2016

103 Canarc Resource Corp. Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANARC RESOURCE CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Canarc Resource Corp. (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for the years ended December 31, 2017, 2016 and 2015, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company has an accumulated deficit of $46,054,000 as at December 31, 2017 and has negative cash flows from operations. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the consolidated Financial Statements

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

104 Canarc Resource Corp. Form 20-F

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada

March 28, 2018

105 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2017	2016

ASSETS

CURRENT ASSETS
Cash		$ 4,304	$ 8,079
Marketable securities	7(a)(ii) and 8	787	955
Receivables and prepaids	6 and 14	100	142
Total Current Assets		5,191	9,176

NON-CURRENT ASSETS
Restricted cash	9(a)(i)	-	35
Mineral property interests	9	14,465	10,496
Equipment	10	107	1
Total Non-Current Assets		14,572	10,532
Total Assets		$ 19,763	$ 19,708

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	11(a) and (b), and 14	$ 158	$ 101
Flow through premium liability	11(c)	54	-
Deferred royalty liability, current	7(b) and 11(d)	35	-
Total Current Liabilities		247	101

LONG TERM LIABILITIES
Deferred royalty liability, long term	7(b) and 11(d)	136	-
Total Liabilities		383	101

SHAREHOLDERS' EQUITY
Share capital	12(b)	66,328	66,210
Reserve for share-based payments		1,101	759
Accumulated other comprehensive loss		(1,995)	(3,269)
Deficit		(46,054)	(44,093)
Total Shareholders' Equity		19,380	19,607
Total Liabilities and Shareholders' Equity		$ 19,763	$ 19,708

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/           Bradford Cooke                                             /s/          Martin Burian

Director                                                                         Director

106 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2017	2016	2015

Expenses:
Amortization	10	$ 14	$ -	$ -
Corporate development	13 and 14	57	136	42
Employee and director remuneration	14	792	461	489
General and administrative	13 and 14	236	193	190
Shareholder relations		171	311	91
Share-based payments	12(c) and 14	366	301	161

Loss before the undernoted		(1,636)	(1,402)	(973)

Interest and other income		52	28	3
Change in fair value of marketable securities	8	(293)	3,205	-
Flow through financing costs	11(b)	-	-	(4)
Gain from debt settlement	11(a) and 12(b)(iii)	-	108	54
Gain from derivative liability	7(a)(i)	-	-	13
Interest and finance charges	11(d)	(23)	-	-
Foreign exchange gain (loss)		-	16	(20)
Recovery of promissory notes receivable	6	-	10	-
Write off of mineral property interest	9(a)(iii)	(67)	-	-

Net (loss) income from continuing operations before income tax		(1,967)	1,965	(927)

Income tax recovery from continuing operations	11(c)	7	-	-

Net (loss) income from continuing operations		(1,960)	1,965	(927)

Net income (loss) from discontinued operations	7(a)(ii)	-	4,826	(5)

Net (loss) income for the year		(1,960)	6,791	(932)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		1,274	70	(1,715)

Comprehensive (loss) income for the year		$ (686)	$ 6,861	$ (2,647)

Basic and diluted (loss) earnings per share:

Continuing operations:
Basic		$ (0.01)	$ 0.01	$ (0.01)
Diluted		$ (0.01)	$ 0.01	$ (0.01)

Discontinued operations:
Basic		$ -	$ 0.02	$ -
Diluted		$ -	$ 0.02	$ -

Weighted average number of common shares outstanding:
Basic	12(e)	218,473,845	211,483,671	164,670,698
Diluted	12(e)	218,473,845	212,674,296	164,670,698

Refer to the accompanying notes to the consolidated financial statements.

107 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2014	157,436,305	$ 62,912	$ 681	$ (1,624)	$ (50,319)	$ 11,650

Acquisition of subsidary (Note 7(a)(i))	19,000,000	1,017	-	-	-	1,017
Private placement, net of share issue costs	13,165,552	523	-	-	-	523
Shares for debt settlement	2,018,700	106	-	-	-	106
Share-based payments	-	-	161	-	-	161
Cancellation and expiration of stock options	-	-	(243)	-	243	-
Finders fee warrants	-	(21)	21	-	-	-
Modification of finders fee warrants	-	-	5	-	(5)	-
Expiry of finders fee warrants	-	-	(97)	-	97	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	2	(1,715)	2	(1,711)
Net loss for the year	-	-	-	-	(932)	(932)
Balance, December 31, 2015	191,620,557	64,537	530	(3,339)	(50,914)	10,814
Private placement, net of share issue costs	22,699,596	1,440	-	-	-	1,440
Finders fee shares	311,111	26	-	-	-	26
Property acquisition (Note 9(a)(iii))	250,000	19	-	-	-	19
Exercise of stock options	1,000,000	115	(54)	-	-	61
Share-based payments	-	-	301	-	-	301
Cancellation and expiration of stock options	-	-	(26)	-	26	-
Exercise of warrants	1,250,000	77	-	-	-	77
Exercise of finder fee warrants	58,333	6	(2)	-	-	4
Finders fee warrants	-	(10)	10	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	70	4	74
Net income for the year	-	-	-	-	6,791	6,791
Balance, December 31, 2016	217,189,597	66,210	759	(3,269)	(44,093)	19,607
Private placement, net of share issue costs	3,846,154	274	-	-	-	274
Common share buy-back under normal course issuer bid (Note 12(b)(i))	(2,558,500)	(168)	-	-	-	(168)
Exercise of share appreciation rights	301,893	23	(23)	-		-
Share-based payments	-	-	366	-	-	366
Cancellation and expiration of stock options	-	-	(12)	-	12	-
Finders fee warrants	-	(11)	11	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	1,274	(13)	1,261
Net loss for the year	-	-	-	-	(1,960)	(1,960)
Balance, December 31, 2017	218,779,144	$ 66,328	$ 1,101	$ (1,995)	$ (46,054)	$ 19,380

Refer to the accompanying notes to the consolidated financial statements.

108 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2017	2016	2015

Cash provided from (used by):

Operations:
Net (loss) income from continuing operations		$ (1,960)	$ 1,965	$ (927)
Items not involving cash:
Accrued interest		23	-	-
Amortization		14	-	-
Change in fair value of marketable securities		293	(3,205)	-
Derecognition of accounts payable		-	(3)	-
Flow through financing costs		-	-	2
Gain from debt settlement		-	(105)	(54)
Gain on derivative liability		-	-	(13)
Income tax recovery		(7)	-	-
Recovery of promissory notes receivable		-	(10)	-
Share-based payments		366	301	161
Write off of mineral property interest		67	-	-
		(1,204)	(1,057)	(831)
Changes in non-cash working capital items:
Receivables and prepaids		42	(91)	54
Accounts payable and accrued liabilities		69	(923)	184
Operating cash flow used by continuing operations		(1,093)	(2,071)	(593)
Operating cash flow (used by) provided from discontinued operations	7(a)(ii)	-	(55)	9
Net cash used by operating activities		(1,093)	(2,126)	(584)

Financing:
Issuance of common shares, net of share issuance costs		331	1,466	523
Exercise of stock options		-	61	-
Exercise of warrants		-	81	-
Share buyback under normal course issuer bid		(168)	-	-
Cash provided from financing activities		163	1,608	523

Investing:
Mineral property interests, net of recoveries		(3,164)	(198)	(75)
Deferred royalty payment	11(d)	(35)	-	-
Acquisition of marketable securities	8	(175)	(81)	-
Proceeds from disposition of marketable securities	8	104	8,931	-
Expenditures for equipment	10	(121)	-	-
Acquisition of subsidiary	7(a)(i)	-	-	8
Restricted cash		-	-	69
Cash (used by) provided from investing activities from continuing operations		(3,391)	8,652	2
Cash used by investing activities from discontinued operations	7(a)(ii)	-	(409)	(262)
Net cash (used by) provided from investing activities		(3,391)	8,243	(260)

Unrealized foreign exchange gain on cash		546	-	-

(Decrease) increase in cash		(3,775)	7,725	(321)
Cash, beginning of year		8,079	354	675

Cash, end of year		$ 4,304	$ 8,079	$ 354

Refer to the accompanying notes to the consolidated financial statements.

109 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2017	2016	2015

Non-cash financing and investing activities:

Fair value of deferred royalty liability	7(b) and 11(d)	$ 183	$ -	$ -

Fair value of common shares issued for:
Mineral property interests	9(a)(iii) and 12(b)(ii)	-	19	-
Finders fee	12(b)(ii)	-	26	-
Shares for debt settlement	12(b)(iii)	-	-	106

Fair value allocated to common shares issued on exercise of:
Share appreciation rights	12(b)(i)	23	-	-
Stock options	12(b)(ii)	-	54	-
Finders fee warrants	12(b)(ii)	-	2	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	12(b)	11	10	21
Modification of finders fee warrants	12(d)	-	-	5

Expiration of:
Stock options		12	26	243
Finders fee warrants		-	-	97

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		-	-	-

Refer to the accompanying notes to the consolidated financial statements.

110 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.             Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $2.0 million in 2017 (2015 - $932,000) and has a deficit of $46.1 million as at December 31, 2017 (2016 - $44.1 million and 2015 - $50.9 million). In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.             Basis of Presentation

(a)           Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)           Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 28, 2018.

111 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

112 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.            Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

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

In the acquisition of Oro Silver Resources Ltd. (“Oro Silver”) in October 2015 and American Innovative Minerals, LLC (“AIM”) in March 2017, judgement was required to determine if the acquisitions represented either a business combination or an asset purchase. More specifically, management concluded that Oro Silver and AIM did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisitions represented the purchase of assets, there was no goodwill recognized on the transactions and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 7).

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

113 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.            Basis of Presentation (continued)

(f)            New accounting standards and recent pronouncements: (continued)

The following standards will become effective in future periods:

(i)            IFRS 16 Leases

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

114 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.            Basis of Presentation (continued)

(f)            New accounting standards and recent pronouncements: (continued)

(ii)           Annual Improvements to IFRS Standards 2014–2016 Cycle

The following standards have been revised to incorporate amendments issued by the IASB in December 2016:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards – The amendments remove some short-term exemptions for first-time adopters.
•	IFRS 12 Disclosure of Interests in Other Entities – The amendments clarify that the disclosure requirements in the standard apply to interests in entities within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
•	IAS 28 Investments in Associates and Joint Ventures – The amendments clarify that the election available to some types of investment entities to measure investees at fair value through profit or loss at initial recognition is applied on an investment-by-investment basis. The amendments also clarify that an entity that is not an investment entity decides on an investment-by-investment basis whether to retain the fair value measurements applied by its associates and joint ventures that are investment entities.

Applicable to the Company’s annual period beginning January 1, 2018.

(iii)	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2 Share-based Payment)

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

115 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.            Basis of Presentation (continued)

(f)            New accounting standards and recent pronouncements: (continued)

(iv)          IFRS 9 Financial Instruments

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

Applicable to the Company’s annual period beginning January 1, 2018. The Company has not fully assessed the impact of IFRS 9 on its consolidated financial statements.

116 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.             Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)           Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and AIM. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Receivables are included in this category of financial assets.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company has no HTM financial assets as at December 31, 2017 and 2016.

117 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

Liabilities which are to be settled in payable ounces of a commodity (or the U.S. dollar equivalent) are recorded using the spot price of the commodity. This amount is included in derivative liability.

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

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities, flow through premium liability, and deferred royalty liability.

118 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

119 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

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

120 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.            Significant Accounting Policies (continued)

(e)           Equipment:

Leasehold improvements and office equipment and furnishings are recorded at cost, and are amortized on a double declining basis as follows:

Double Declining Rate
Leasehold improvements	20%
Office equipment	30%
Office furnishings	20%

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

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

121 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.            Significant Accounting Policies (continued)

(i)            Share buy-back:

The Company has implemented a normal course issuer bid whereby the Company would buy back its common shares on the exchange in which its shares are listed at the prevailing market prices. Shares which are purchased would reduce share capital for the cash consideration paid including any associated transaction costs. Common shares which are purchased under the normal course issuer bid are returned to treasury and cancelled.

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

122 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

123 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2017.

5.	Management of Financial Risk

The Company has classified its cash and restricted cash as financial assets at FVTPL; marketable securities as held for trading financial assets at FVTPL; receivables as loans and receivables; accounts payable and accrued liabilities, flow through premium liability and deferred royalty liability as other financial liabilities.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Flow through premium liability at initial recognition is measured using Level 1 inputs, and deferred royalty liability using Level 2 inputs.

124 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

The Company's credit risk is primarily attributable to its liquid financial assets including cash and restricted cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

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

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2017, the Company had a working capital of $4.9 million (2016 – $9.1 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2018.

The following schedule provides the contractual obligations related to the deferred royalty payments (Notes 7(b) and 11(d)) as at December 31, 2017:

Payments due by Period
(US$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Deferred royalty payments	$ 390	$ 35	$ 105	$ 105	$ 145

Total	$ 390	$ 35	$ 105	$ 105	$ 145

Accounts payable and accrued liabilities are due in less than 90 days.

125 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)           Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)            Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2017	2016

Cash	$ 4,118	$ 7,984
Marketable securities	787	955
Receivables	100	24
Accounts payable and accrued liabilities	(104)	(101)
Flow through premium liability	(54)	-

Net financial assets (liabilities), December 31	$ 4,847	$ 8,862

Based upon the above net exposure as at December 31, 2017 and assuming all other variables remain constant, a 15% (2016 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $727,000 (2016 - $1.3 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

126 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)           Market risk: (continued)

(ii)           Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2017 and assuming all other variables remain constant, a net increase or decrease of 60% (2016 - 100%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $472,000 (2016 - $955,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase (Note 12(b)(i)). The cash consideration paid for any such purchases would have been subject to fluctuations in the market price of its common shares. The normal course issuer bid terminated on February 7, 2018.

127 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 as included in receivables and prepaids were received in 2017. On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 will be repaid in full in 2018 as follows:

Date	Amount

February 14, 2018 (received)	$ 25
June 30, 2018	25
September 30, 2018	85
December 31, 2018	85
$ 220

128 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies

(a)	Oro Silver Resources Ltd.

(i)	Acquisition of Oro Silver Resources Ltd.

On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. (“Oro Silver”) with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) shall be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano included a 3% NSR royalty and a buy back option. Marlin Gold retained the Altiplano royalty and buy back option, and shall receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them. The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company, at that time, by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

The Share Purchase Agreement was considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

(ii)	Sale of Oro Silver Resources Ltd.

On May 6, 2016, the Company entered into a Purchase and Sale Agreement with Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) which closed on May 27, 2016 pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 common shares of Endeavour (the “Sale Transaction”) with a fair value of CAD$3.99 per share on May 27, 2016.

As additional consideration, Endeavour assumed the Company’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by the Company in connection with its acquisition of Oro Silver from Marlin Gold (Note 7(a)(i)).

129 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies (continued)

(a)	Oro Silver Resources Ltd. (continued)

(ii)	Sale of Oro Silver Resources Ltd. (continued)

The reported gain on the sale of Oro Silver in 2016 is as follows:

Consideration received from sale of Oro Silver:
Fair value of common shares of Endeavour	$ 6,571
Derivative liability assumed by Endeavour (Note 7(a)(i))	200
		$ 6,771
Less:
Cost of disposition of Oro Silver:
Net assets of Oro Silver	1,873
Transaction costs	19
		(1,892)
Gain from disposition of subsidiary		$ 4,879

The reported net income (loss) from discontinued operations from the sale of Oro Silver is as follows:

	December 31,
	2017	2016	2015

Amortization	$ -	$ (2)	$ (1)
Foreign exchange gain	-	5	-
Legal	-	(3)	-
Office and sundry	-	(7)	(4)
Rent	-	(3)	-
Salaries and management	-	(13)	-
Property investigation	-	(5)	-
Gain from disposition of subsidiary	-	4,879	-
Loss from derivative liability	-	(25)	-
Net income (loss) from discontinued operations	$ -	$ 4,826	$ (5)

130 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies (continued)

(a)	Oro Silver Resources Ltd. (continued)

(ii)	Sale of Oro Silver Resources Ltd. (continued)

The reported cash flows from discontinued operations from the sale of Oro Silver are as follows:

	December 31,
	2017	2016	2015

Cash provided from (used by) discontinued operations:

Operations:
Net income (loss) from discontinued operations	$ -	$ 4,826	$ (5)
Items not involving cash:
Amortization	-	2	1
Foreign currency translation	-	(14)	-
Gain from disposition of subsidiary	-	(4,879)	-
Loss from derivative liability	-	25	-
	-	(40)	(4)
Changes in non-cash working capital items:
Receivables and prepaids	-	(8)	-
Accounts payable and accrued liabilities	-	(7)	13
Operating cash flow (used by) provided from discontinued operations	$ -	$ (55)	$ 9

Investing:
Mineral property interests, net of recoveries	$ -	$ (409)	$ (262)
Cash used by investing activities from discontinued operations	$ -	$ (409)	$ (262)

131 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies

(b)	American Innovative Minerals, LLC

On March 20, 2017, the Company entered into and closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $390,000 remains payable as at December 31, 2017. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

The Membership Agreement was considered to be outside the scope of IFRS 3 Business Combinations since AIM did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values at the date of acquisition in March 2017:

American Innovative Minerals, LLC

Assets:
Mineral property interests	$ 2,183

Total	$ 2,183

Consideration paid for AIM in March 2017:

Cash	$ 2,000
Obligation for deferred royalty payments	183

Total consideration	$ 2,183

132 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8. Marketable Securities

	December 31,
	2017	2016

Balance, begin of period	$ 955	$ -
Held for trading securities received from:
Sale Agreement (Note 7(b))	-	6,571
Property option agreement (Note 9(a)(iii))	-	81
Distribution of AzMin by reduction of AzMet's paid up capital	-	86
Investment in held for trading securities	175	-
Disposition of held for trading securities at fair value	(104)	(8,760)
Change in fair value of marketable securities	(293)	2,985
Foreign currency translation adjustment	54	(8)
Balance, end of period	$ 787	$ 955

In September 2016, AzMet and Aztec Minerals Corp., a company sharing one common director, (“AzMin”) completed a distribution by way of a reduction of AzMet’s paid up capital pursuant to Section 74 of the British Columbia Business Corporations Act whereby AzMet distributed all its 11 million common shares of AzMin to its shareholders on the basis of one AzMin share for every two AzMet shares held. There is no separately quoted market value for the AzMet shares.

The quoted market value and fair value of shares of companies was $787,000 at December 31, 2017 (2016 - $955,000).

133 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Mineral Property Interests

	British Columbia (Canada)			USA	Mexico
	New Polaris	Windfall Hills	FG Gold	Fondaway Canyon	El Compas	Total
	(Note 9(a)(i))	(Note 9(a)(ii))	(Note 9(a)(iii))	(Notes 7(b) and 9(b))	(Notes 7(a) and 9(c))

Acquisition Costs:

Balance, December 31, 2015	$ 3,851	$ 339	$ -	$ -	$ 1,126	$ 5,316
Additions	2	-	19	-	-	21
Disposition of subsidiary	-	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	-	130	145
Balance, December 31, 2016	3,858	349	19	-	-	4,226
Acquisition of subsidiary	-	-	-	2,183	-	2,183
Additions, net of recoveries	6	-	28	44	-	78
Foreign currency translation adjustment	11	25	1	(54)	-	(17)
Write off	-	-	(48)	-	-	(48)
Balance, December 31, 2017	$ 3,875	$ 374	$ -	$ 2,173	$ -	$ 6,422

Deferred Exploration Expenditures:

Balance, December 31, 2015	$ 5,556	$ 356	$ -	$ -	$ 183	$ 6,095
Additions, net of recoveries	12	80	6	-	393	491
Disposition of subsidiary	-	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	-	260
Balance, December 31, 2016	5,817	447	6	-	-	6,270
Additions, net of recoveries	27	44	14	1,090	-	1,175
Foreign currency translation adjustment	587	31	1	-	-	619
Write off	-	-	(21)	-	-	(21)
Balance, December 31, 2017	$ 6,431	$ 522	$ -	$ 1,090	$ -	$ 8,043

Mineral property interests:
Balance, December 31, 2016	$ 9,675	$ 796	$ 25	$ -	$ -	$ 10,496
Balance, December 31, 2017	10,306	896	-	3,263	-	14,465

134 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.            Mineral Property Interests (continued)

(a)           Canada:

(i)            New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2017 include a reclamation bond for $200,000 (2016 - $187,000).

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities. The Company had received the CAD$500,000 for Stage One in 2015. As at December 31, 2016, funds of US$35,000 remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra, which remaining funds were used to settle existing payables for Stage One expenditures in 2017. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

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

135 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

If the Company failed to satisfy the consideration necessary to exercise the second stage, then a joint venture would be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest.

In early July 2017, the Company terminated the property option agreement with Eureka and wrote off the FG Gold project at June 30, 2017.

(iv)          Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. The Company wrote off the property in 2005.

136 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.            Mineral Property Interests (continued)

(b)           United States:

On March 20, 2017, the Company closed the Membership Agreement with AMI whereby the Company acquired 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah for a total purchase price of $2.2 million (Note 7(b)). Certain of the mineral properties are subject to royalties.

(c)           Mexico:

El Compas:

In October 2015, the Company acquired the El Compas project located in Zacatecas, Mexico, pursuant to the Share Purchase Agreement with Marlin Gold by way of the acquisition of a 100% interest in Oro Silver (Note 7(a)(i)). On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) was to be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them.

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

In May 2016, the Company entered into the Sales Transaction with Endeavour pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico (Note 7(a)(ii)). Endeavour assumed responsibility for the troy ounces of gold payable to Marlin Gold and the lease for the ore processing plant.

137 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.            Mineral Property Interests (continued)

(d)           Expenditure options:

As at December 31, 2017, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 9(a)(i)):
Net profit interest reduction or buydown	$ -	$ -	$ -	150,000

Fondaway Canyon (Notes 7(b) and 9(b)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 9(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$ 1,000	$ 2,500	$ 35	150,000

(1)	Advance royalty payments of $390,000 remain payable as at December 31, 2017 with annual payments of $35,000.

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

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

Years ended December 31, 2017, 2016 and 2015

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

139 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.          Equipment

		Field	Leasehold	Office Furnishings
	Building	Equipment	Improvements	and Equipment	Total
Cost:
Balance, December 31, 2015	$ 7	$ 17	$ -	$ 9	$ 33
Disposition of subsidiary (Note 7(a)(ii))	(8)	(18)	-	(1)	(27)
Foreign currency translation adjustment	1	1	-	-	2
Balance, December 31, 2016	-	-	-	8	8
Acquisitions	-	-	90	31	121
Write-off	-	-	-	(8)	(8)
Balance, December 31, 2017	-	-	90	31	121

Accumulated amortization:
Balance, December 31, 2015	$ -	$ -	$ -	$ 8	$ 8
Amortization	-	2	-	-	2
Disposition of subsidiary (Note 7(a)(ii))	-	(2)	-	(1)	(3)
Foreign currency translation adjustment	-	-	-	-	-
Balance, December 31, 2016	-	-	-	7	7
Amortization	-	-	10	4	14
Write-off	-	-	-	(7)	(7)
Balance, December 31, 2017	-	-	10	4	14

Net book value:
Balance, December 31, 2016	$ -	$ -	$ -	$ 1	$ 1
Balance, December 31, 2017	$ -	$ -	$ 80	$ 27	$ 107

11.          Accounts Payable and Accrued Liabilities

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

In 2015, the Company entered into shares for debt settlements with certain directors and officers, and recognized a gain on debt settlement of $54,000 (Note 12(b)(iii)).

(b)           Flow-Through Tax Indemnification:

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2017 (2016 – US$2,000) which is included in accounts payable and accrued liabilities.

140 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.          Accounts Payable and Accrued Liabilities (continued)

(c)           Flow Through Premium Liability

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. Note 12(b)(i).

Balance, December 31, 2016 and 2015	$ -
Add:
Excess of subscription price over fair value of flow through common shares	57
Foreign currency translation adjustment	4
Less:
Income tax recovery	(7)

Balance, December 31, 2017	$ 54

(d)           Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full. A balance of $425,000 was remaining upon the closing of the Membership Agreement. (Note 7(b)).

Deferred Royalty
Liability

Balance, December 31, 2016 and 2015	$ -
Add:
Obligation for advance royalty payments	183
Interest	23
Less:
Advance royalty payment	(35)

Balance, December 31, 2017	$ 171

141 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.          Share Capital

(a)           Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)           Issued:

(i)	In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. Subsequent to December 31, 2017, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share, all of which were cancelled in February 2018.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares at a fair value of CAD$0.10 per share. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares at a fair value of CAD$0.10 per share.

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. Finder fees were comprised of CAD$32,500 in cash and 250,000 warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until April 21, 2019.

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

142 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.          Share Capital (continued)

(b)           Issued: (continued)

(ii)	(continued)

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

(iii)	On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold (Note 7(a)(i)). Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

On October 8, 2015, the Company entered into the Share Purchase Agreement with Marlin Gold which closed on October 30, 2015 whereby the Company issued 19 million common shares at a value of CAD$0.07 per share to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly-owned Mexican subsidiary, Minera Oro Silver (Note 7(a)(i)).

143 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.          Share Capital (continued)

(c)           Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 44,261,695 common shares which was increased from 18,888,434 common shares at the Company’s Annual and Special Meeting held on June 2, 2017. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017		2016		2015
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	16,445,000	$0.08	11,920,000	$0.08	10,130,000	$0.10
Granted	3,600,000	$0.10	8,010,000	$0.08	5,950,000	$0.06
Exercised	-	-	(1,000,000)	$0.08	-	-
Cancellation for share appreciation rights	(632,500)	$0.06	-	-	-	-
Forfeited	(18,750)	$0.10	(1,965,000)	$0.09	(245,000)	$0.11
Expired	(36,250)	$0.14	(520,000)	$0.10	(3,915,000)	$0.12
Outstanding balance, end of year	19,357,500	$0.08	16,445,000	$0.08	11,920,000	$0.08

Exercise price range		$0.06 - $0.10		$0.05 - $0.145		$0.05 - $0.145

144 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.          Share Capital (continued)

(c)           Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2017 and 2016:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2017	(Number of Years)	(CAD$)	Dec 31, 2017	(Number of Years)	(CAD$)

$0.08	1,400,000	0.48	$0.08	1,400,000	0.48	$0.08
$0.10	3,600,000	1.54	$0.10	3,600,000	1.54	$0.10
$0.06	5,312,500	2.94	$0.06	5,312,500	2.94	$0.06
$0.08	5,470,000	3.52	$0.08	2,410,000	3.52	$0.08
$0.10	3,075,000	4.42	$0.10	1,537,500	4.42	$0.10
$0.09	500,000	4.70	$0.09	125,000	4.70	$0.09
	19,357,500	2.94	$0.08	14,385,000	2.62	$0.08

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2016	(Number of Years)	(CAD$)	Dec 31, 2016	(Number of Years)	(CAD$)

$0.145	30,000	0.46	$0.145	30,000	0.46	$0.145
$0.08	1,425,000	1.48	$0.08	1,425,000	1.48	$0.08
$0.05	500,000	2.04	$0.05	500,000	2.04	$0.05
$0.10	3,650,000	2.54	$0.10	3,650,000	2.54	$0.10
$0.06	5,350,000	3.94	$0.06	4,012,500	3.94	$0.06
$0.08	5,490,000	4.51	$0.08	810,000	4.51	$0.08
	16,445,000	3.54	$0.08	10,427,500	3.06	$0.08

145 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.          Share Capital (continued)

(c)           Stock option plan: (continued)

During the year ended December 31, 2017, the Company recognized share-based payments of $366,000 (2016 - $301,000 and 2015 - $161,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	December 31,
	2017	2016	2015

Directors and officers	$ 351	$ 245	$ 153
Employees	15	2	8
Consultants	-	54	-

	$ 366	$ 301	$ 161

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2017	2016	2015

Number of stock options granted	3,600,000	8,010,000	5,950,000
Fair value of stock options granted (CAD$)	$0.08	$0.07	$0.05

Market price of shares on grant date (CAD$)	$0.10	$0.09	$0.06
Pre-vest forfeiture rate	15.41%	15.99%	19.64%
Risk-free interest rate	0.95%	0.55%	0.75%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	134%	140%	140%
Expected option life in years	4.03	4.42	4.24

146 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares.

On June 2, 2017, the Company’s Board of Directors provided for the full vesting of 2.25 million performance based stock options which were granted in July 2016 and which have an exercise price of CAD$0.08 and an expiry date of July 7, 2021.

In fiscal 2017, the Company granted the following stock options:

-	3,100,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;
-	500,000 stock options to an employee with an exercise price of CAD$0.09 and an expiry date of September 13, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;

147 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.          Share Capital (continued)

(d)           Warrants:

At December 31, 2017, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2016	Issued	Exercised	Expired	December 31, 2017

$0.10	July 31, 2018 (1), (7)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	(55,000)	-

$0.15	September 18, 2018 (1)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (1), (2)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	(346,250)	-

$0.15	October 3, 2018 (1)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (1), (3)	60,725	-	-	-	60,725

$0.08	September 21, 2018	5,332,776	-	-	-	5,332,776

$0.08	September 21, 2018 (4)	536,511	-	-	-	536,511

$0.12	March 3, 2019	8,852,576	-	-	-	8,852,576

$0.12	March 14, 2019	2,497,222	-	-	-	2,497,222

$0.12	March 14, 2019 (5)	155,556	-	-	-	155,556

$0.12	April 21, 2019 (6)	-	250,000	-	-	250,000

		36,356,139	250,000	-	(401,250)	36,204,889

148 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.          Share Capital (continued)

(d)           Warrants: (continued)

(1)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(3)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(7)	On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018.

149 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.          Share Capital (continued)

(e)           Basic and diluted (loss) earnings per share:

The calculation of basic and diluted (loss) earnings per share for the relevant periods is based on the following:

	December 31,
	2017	2016	2015

Basic weighted average number of common shares outstanding	218,473,845	211,483,671	164,670,698
Effect of dilutive securities	-	1,190,625	-

Diluted weighted average number of common shares outstanding	218,473,845	212,674,296	164,670,698

(f)            Common shares reserved for issuance:

	Number of Shares
	December 31,
	2017	2016	2015

Stock options (Note 12(c))	19,357,500	16,445,000	11,920,000
Warrants (Note 12(d))	36,204,889	36,356,139	30,809,118

Balance	55,562,389	52,801,139	42,729,118

(g)           Shareholder rights plan:

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

154 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.          Corporate Development and General and Administrative

	Years ended December 31,
	2017	2016	2015

Corporate Development:
Corporate advisory	$ 13	$ 69	$ -
Geology and technical review	21	22	3
Legal	5	7	4
Salaries and remuneration	-	3	5
Sundry	-	4	-
Travel and transportation	18	31	30
	$ 57	$ 136	$ 42

General and Administrative:
Accounting, audit and tax	$ 39	$ 27	$ 24
Legal	16	29	17
Office and sundry	67	53	61
Regulatory	70	53	56
Rent	44	31	32
	$ 236	$ 193	$ 190

155 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.          Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2017, 2016 and 2015:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2017	2016	2015	2017	2016

Key management compensation:
Executive salaries and remuneration (1)	$ 720	$ 460	$ 415	$ -	$ -
Severance	-	-	141	-	-
Directors fees	98	8	11	(2)	(1)
Share-based payments	351	245	153	-	-
	$ 1,169	$ 713	$ 720	$ (2)	$ (1)

Legal fees (2)	$ -	$ -	$ 59	$ -	$ -

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(16)	(41)	(38)	1	(4)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	In 2015, legal fees which were included in general and administrative, share issuance expenses and corporate development were incurred to a law firm in which a senior officer was a partner. The senior officer resigned from the Company in December 2015.

(3)	The companies include Endeavour, AzMin and AzMet.

The above transactions are incurred in the normal course of business. Notes 7(a)(i) and 12(b)(iii) provide disclosure for the acquisition of Oro Silver from Marlin Gold; Note 7(a)(ii) for the Sale Transaction with Endeavour; and Note 8 for marketable securities held in Endeavour, AzMin and AzMet.

156 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.          Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2017			December 31, 2016
	Canada	U.S.	Total	Canada	Total

Restricted cash	$ -	$ -	$ -	$ 35	$ 35
Mineral property interests	11,202	3,263	14,465	10,496	10,496
Leasehold improvements and equipment	107	-	107	1	1

16.          Commitments

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. The lease commitments were assumed by Endeavour in May 2016. (Note 9(c)).

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2017, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2018	$ 46
2019	46
2020	47
2021	48
2022	28

$ 215

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $390,000 remains payable as at December 31, 2017. (Note 7(b)).

157 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.          Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2017	2016

Net (loss) income for the year	$ (1,960)	$ 6,791
Canadian statutory tax rate	26.0%	26.0%

Income tax expense (benefit) computed at statutory rates	$ (510)	$ 1,766
Temporary differences	12	125
Items not taxable/deductible for income tax purposes	102	(968)
Tax losses and tax offsets recognized/unrecognized in tax asset	502	(847)
Under (over) provided in prior years	-	(25)
Expired losses	63	-
Effect of change in tax rates	(107)	-
Impact of foreign exchange on tax assets and liabilities	(62)	(51)

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2017 and 2016 are presented below:

	December 31,
	2017	2016

Deferred tax assets
Non-capital losses carried forward	$ -	$ 25
Deferred tax assets	-	25

Deferred tax liabilities
Held for trading securities		(25)
Book value over tax value of property, plant and equipment	-	-
Book value over tax value of mineral properties	-	-
Deferred tax liabilities	-	-

Net deferred tax assets	$ -	$ -

158 Canarc Resource Corp. Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17. Deferred Income Taxes (continued)

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2017	2016

Non-capital losses	$ 5,573	$ 4,095
Held for trading securities	59	-
Available for sale securities	47	44
Share issue costs	173	195
Unrealized foreign exchange	186	-
Tax value over book value of mineral properties	7,262	6,721
Tax value over book value of equipment	1,345	1,242
Unrecognized deductible temporary differences	$ 14,645	$ 12,297

As at December 31, 2017, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2030	$ 262
2031	846
2032	907
2033	296
2034	885
2035	1,046
2036	-
2037	1,331

$ 5,573

159 Canarc Resource Corp. Form 20-F

EXHIBIT 8-1

LIST OF MATERIAL SUBSIDIARIES

The Company carries on its business in large part through its subsidiaries. The Company has a number of direct or indirect wholly or majority owned subsidiaries as follows:

New Polaris Gold Mines Ltd. (“New Polaris”) (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly-owned subsidiary of the Company incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc. The Company owns 100% of the issued and outstanding shares.

AIM U.S. Holdings Corp. is a corporation duly incorporated in the State of Nevada, USA, on March 14, 2017. The Company owns 100% of its issued and outstanding shares.

American Innovative Minerals, LLC (“AIM”) is a limited liability company existing pursuant to the laws of Nevada, USA, on January 20, 2011. The Company owns 100% membership interest in AIM.

160 Canarc Resource Corp. Form 20-F

EXHIBIT 12.1

CERTIFICATIONS

I, Catalin Kilofliski, certify that:

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

DATED at Vancouver, British Columbia, Canada, as of April 27, 2018.

/s/ Catalin Kilofliski

Catalin Kilofliski, Chief Executive Officer

161 Canarc Resource Corp. Form 20-F

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

DATED at Vancouver, British Columbia, Canada, as of April 27, 2018.

/s/ Philip Yee

Philip Yee, Chief Financial Officer

162 Canarc Resource Corp. Form 20-F

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Catalin Kilofliski, Chief Executive Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2017 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

/s/ Catalin Kilofliski
Vancouver, Canada April 27, 2018	Catalin Kilofliski Chief Executive Officer

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

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Philip Yee, Chief Financial Officer of Canarc Resource Corp. ("Canarc"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.	The Annual Report on Form 20-F of Canarc Resource Corp. for the year ended December 31, 2017 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canarc.

	by:	/s/ Philip Yee
Vancouver, Canada April 27, 2018		Philip Yee Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Canarc and will be retained by Canarc and furnished to the Securities and Exchange Commission or its staff upon request.

164 Canarc Resource Corp. Form 20-F