Form 20-F
period 2018-12-31
CANARC RESOURCE CORP
filed 2019-04-29
CIK 868822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2018
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 218,355,144 common shares as at December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).Yes ☑ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

TABLE OF CONTENTS

PART I	7
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3. KEY INFORMATION	7
3.A Selected Financial Data	7
3.B Capitalization and Indebtedness	9
3.C Reasons for the Offer and Use of Proceeds	9
3.D Risk Factors	9
ITEM 4. INFORMATION ON THE COMPANY	17
4.A History and Development of the Company	18
4.B Business Overview	25
4.C Organizational Structure	28
4.D Property, Plants and Equipment	28
ITEM 4A. UNRESOLVED STAFF COMMENTS	51
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	51
5.A Operating Results	51
5.B Liquidity and Capital Resources	59
5.C Research and Development, Patents and Licenses, etc.	63
5.D Trend Information	63
5.E Off-Balance Sheet Arrangements	63
5.F Tabular Disclosure of Contractual Obligations	64
5.G Safe Harbor	64
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	65
6.A Directors and Senior Management	65
6.B Compensation	66
6.C Board Practices	71
6.D Employees	75
6.E Share Ownership	76
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
7.A Major Shareholders	78
7.B Related Party Transactions	79
7.C Interests of Experts and Counsel	81
ITEM 8. FINANCIAL INFORMATION	81
8.A Consolidated Statements and Other Financial Information	81
8.B Significant Changes	82
ITEM 9. THE OFFER AND LISTING	82
9.A Offer and Listing Details	82
9.B Plan of Distribution	83
9.C Markets	83
9.D Selling Shareholders	83
9.E Dilution	83
9.F Expenses of the Issue	83
ITEM 10. ADDITIONAL INFORMATION	83
10.A Share Capital	83
10.B Notice of Articles and Articles of Association	83
10.C Material Contracts	86
10.D Exchange Controls	87
10.E Taxation	87
10.F Dividends and Paying Agents	92
10.G Statement by Experts	92
10.H Documents on Display	92
10.I Subsidiary Information	93
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	93
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	96
PART II	97
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	97
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	97
ITEM 15. CONTROLS AND PROCEDURES	97
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	98
16.A Audit Committee Financial Expert	98
16.B Code of Ethics	98
16.C Principal Accountant Fees and Services	99
16.D Exemptions from the Listing Standards for Audit Committees	99
16.E Purchases of Equity Securities by the Company and Affiliated Purchasers	99
16.F Change in Company’s Certifying Accountant	99
16.G Corporate Governance	100
16.H Mine Safety Disclosure	100
PART III	101
ITEM 17. FINANCIAL STATEMENTS	101
ITEM 18. FINANCIAL STATEMENTS	101
ITEM 19. EXHIBITS	101

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
●
risks related to the titles of our mineral property interests;
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

Canarc Resource Corp.

Form 20-F

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars. For the years ended December 31, 2018, 2017 and 2016, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”). For the year ended December 31, 2014, which annual audited consolidated financial statements is not presented in this Annual Report, we prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

Canarc Resource Corp.

Form 20-F

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The following selected financial data and information (stated in United States dollars) with respect to the last five fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014 have been derived from Canarc’s audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 are set out and included in Item 18 of this annual report on Form 20-F. The selected financial data and the information of the Company as at December 31, 2015 and 2014 and for the years then ended in the following table was derived from the audited consolidated financial statements of the Company which are not presented in this Annual Report on Form 20-F.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled “Item 3. Key Information – D. Risk Factors” and “Item 5 — Operating and Financial Review and Prospects”.

Canarc Resource Corp.

Form 20-F

		IFRS
Selected Financial Information		As at and for the years ended December 31,
(stated in thousands of U.S. dollars, except per share amounts)		2018	2017	2016	2015	2014

(a)	Total revenues (1)	$-	$-	$-	$-	$-

(b)	Other (losses) incomes (2)	$(140)	$(293)	$3,205	$-	$-

(c)	(Loss) income before discontinued operations and extraordinary items:
	(i) Total	$(1,125)	$(1,960)	$1,965	$(927)	$(1,831)
	(ii) Basic earnings (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.01)	$(0.01)
	(iii) Diluted earnings (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.01)	$(0.01)

(c)	Income (loss) from discontinued operations:
	(i) Total	$-	$-	$4,826	$(5)	$-
	(ii) Basic earnings (loss) per share	$-	$-	$0.02	$-	$-
	(iii) Diluted earnings (loss) per share	$-	$-	$0.02	$-	$-

(d)	Net (loss) income:
	(i) Total	$(1,125)	$(1,960)	$6,791	$(932)	$(1,831)
	(ii) Basic earnings (loss) per share	$(0.01)	$(0.01)	$0.03	$(0.01)	$(0.01)
	(iii) Diluted earnings (loss) per share	$(0.01)	$(0.01)	$0.03	$(0.01)	$(0.01)

(e)	Total assets	$17,511	$19,763	$19,708	$11,941	$12,564

(f)	Total long-term debt (3)	$130	$136	$-	$117	$-

(g)	Shareholders' equity (net assets)	$17,084	$19,380	$19,607	$10,814	$11,650

(h)	Dividends per share	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	246,510,498	274,341,533	269,990,736	234,349,675	207,901,803
	Number of common shares	218,355,144	218,779,144	217,189,597	191,620,557	157,436,305

(1)
Canarc has no sources of operating revenues.

(2)
Other (loss) income includes changes in the fair values of marketable securities and (losses) gains from the disposition of marketable securities, if any, and investment and other income.

(3)
Canarc has no preferred shares.

The Company is involved with mineral exploration and does not have any sources of operating revenues.

On April 23, 2019, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.3421.

Canarc Resource Corp.

Form 20-F

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods:

Month	Year	High (CAD$)	Low (CAD$)
October	2018	1.3142	1.2803
November	2018	1.3302	1.3088
December	2018	1.3642	1.3191
January	2019	1.3600	1.3144
February	2019	1.3298	1.3095
March	2019	1.3438	1.3260
April 1 to 23	2019	1.3421	1.3316

The following table lists the high, low, average and closing exchange rates for U.S.$1.00 to the Canadian dollar for the last five years:

Year	High (CAD$)	Low (CAD$)	Average Rate (CAD$)	Close (CAD$)

2014	1.1672	1.0589	1.1045	1.1601
2015	1.4003	1.1679	1.2787	1.3840
2016	1.4661	1.2497	1.3248	1.3427
2017	1.3743	1.2128	1.2986	1.2545
2018	1.3642	1.2288	1.2957	1.3642
2019 (January 1 to April 23, 2019)	1.3600	1.3095	1.3306	1.3421

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Canarc Resource Corp.

Form 20-F

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

As noted in its audited consolidated financial statements for the year ended December 31, 2018 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2018, and has an accumulated deficit of approximately $46.7 million at December 31, 2018. Furthermore, the Company lacks sufficient funds to achieve the Company’s planned business objectives. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2018 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

Mining involves various types of risks and hazards, including:

●
environmental hazards,
●
power outages,
●
metallurgical and other processing problems,
●
unusual or unexpected geological formations,
●
structural cave-ins or slides,
●
flooding, fire, explosions, cave-ins, landslides and rock-bursts,
●
inability to obtain suitable or adequate machinery, equipment or labour,
●
metals losses, and
●
periodic interruptions due to inclement or hazardous weather conditions.

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

None of the Company’s properties currently have any proven and probable mineral reserves. The Company’s long-term success will depend on the Company establishing mineral reserves on its properties and receiving revenue from the production of gold and other base and precious metals. If and when the Company begins production, the Company will have to continually replace and expand its mineral reserves, if any. The Company’s ability to maintain or increase its annual production of gold and other base or precious metals once its current properties are producing, if at all, will be dependent almost entirely on its ability to acquire, explore, and develop new properties and bring new mines into production.

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

Canarc Resource Corp.

Form 20-F

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

The Company's stock may be subject to “penny stock” rules as defined in the Exchange Act rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares may be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

At December 31, 2018, Canarc had 218,355,144 common shares and 16,400,000 outstanding share purchase options and 11,755,354 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares. At December 31, 2018, securities that could be dilutive represented approximately 12.9% of Canarc’s issued shares. These dilutive securities were not exercisable at prices below the December 31, 2018 closing market price of CAD$0.05 for Canarc’s shares, which accordingly would not result in dilution to existing shareholders.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov. The Company’s website is at canarc.net.

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

Introduction

The Company commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties. The Company currently owns or holds, directly or indirectly, interests in several precious metal properties, as follows:

-
New Polaris property (British Columbia, Canada),
-
Windfall Hills properties (British Columbia, Canada),
-
Princeton property (British Columbia, Canada),
-
Hard Cash and Nigel properties (Nunavut, Canada),
-
Fondaway property (Nevada, USA), and
-
Corral Canyon property (Nevada, USA).

of which the New Polaris and Fondaway Canyon properties are the material mineral properties of the Company.

Canarc Resource Corp.

Form 20-F

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $14.2 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2018 and are summarized as follows for the past three fiscal years:

	2018			2017			2016
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,888	$5,778	$9,666	$3,875	$6,431	$10,306	$3,858	$5,817	$9,675
Windfall Hills	344	630	974	374	522	896	349	447	796
Princeton (1)	-	69	69	-	-	-	-	-	-
FG Gold (2)	-	-	-	-	-	-	19	6	25

Nunavut (Canada):
Hard Cash (3)	9	120	129	-	-	-	-	-	-
Nigel (3)	2	-	2	-	-	-	-	-	-

Nevada (USA):
Fondaway Canyon (4)	2,010	1,353	3,363	2,173	1,090	3,263	-	-	-
Corral Canyon (5)	23	1	24	-	-	-	-	-	-

Other (6)	10	-	10	-	-	-	-	-	-

	$6,286	$7,951	$14,237	$6,422	$8,043	$14,465	$4,226	$6,270	$10,496

(1)
Canarc entered into a property option agreement in December 2018 for the Princeton property in which Canarc can earn up to an 80% interest. Item 4.D provides further details.

(2)
Canarc entered into a property option agreement in August 2016 for the FG Gold property in which Canarc can earn up to a 75% interest. The property was written off in 2017. Item 4.D provides further details.

(3)
Canarc entered into a property option agreement in November 2018 for the Hard Cash and Nigel properties in which Canarc can earn up to a 100% interest. Item 4.D provides further details.

(4)
The Fondaway Canyon property was acquired in March 2017. Item 4.D provides further details.

(5)
In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA. Item 4.D provides further details.

(6)
In December 2018, the Company entered into a Memorandum of Understanding for an exploration and development project in South America. Item 4.D provides further details.

Further information and details regarding Canarc’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2018 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in Canada and more recently in the U.S. The major events in the development of the Company’s business over the last three years are set out below. Information and details regarding the Company’s properties are provided in Item 4.D.

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

In October 2015, Canarc commissioned Mining Plus Canada Consulting Ltd. (“Mining Plus”) to complete a NI 43-101 resource report and preliminary economic assessment (“PEA”) for the El Compas project to determine the project’s potential viability which was completed in January 2016. Their technical report entitled “NI 43-101 Technical Report for the El Compas Project” (the “El Compas Technical Report”) was authored by J Collins PGeo, N Schunke PEng, S Butler PGeo, L Bascome MAIG and F Wright PEng, who are independent Qualified Persons as defined by NI 43-101, was dated January 19, 2016, and was prepared in compliance with NI 43-101.

In January 2016, Canarc signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico, approximately 20 kilometres from El Compas. Highlights of the lease agreement include the following:

●
Lease term was 5 years with the right to extend for another 5 years;
●
Canarc had assumed responsibility for the plant as of January 29, 2016;
●
Plant was to be exclusively operated by Canarc’s Mexican subsidiary, Minera Oro Silver de Mexico SA de CV;
●
Canarc was to pay a monthly lease payment of MXP 136,000;
●
Grace period of 6 months was allowed for time for plant refurbishing;
●
Power and water were available for plant operations;
●
Plant capacity was 500 tonnes per day with the possibility to expand;
●
Permitted tailings facilities had a capacity for approximately 1 million tonnes;
●
Certain plant refurbishment costs was to be reimbursed to Canarc by lease payment offsets; and
●
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

Canarc Resource Corp.

Form 20-F

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

Purchase Agreement with American Innovative Minerals, LLC

On March 20, 2017, the Company entered into and closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

AIM owns 11 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following:

●
Fondaway Canyon  is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon district consists of shear-zone style gold mineralization developed along 3.7 km of strike with a width of up to 900 m. Multiple exploration targets exist along major structural zones, and mineralization is locally concealed by alluvial cover.

●
Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit with a non-43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

Canarc Resource Corp.

Form 20-F

●
Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca and near the Goldbanks gold deposit. The property contains gold-bearing epithermal quartz veins, mesothermal quartz veins with high-grade gold and copper-gold intrusion-hosted mineralization.

●
Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near near the Jerritt Canyon gold district..

●
Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Hecla Mining claims surround the project on three sides.

●
Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

●
Lightning Tree property is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

●
Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district. Previous exploration focused on low grade gold values but the property was never been explored for silver.

●
A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains gold-bearing veins in altered shale.

●
Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources. Gold anomalies extend onto Eimis property.

●
Silver Peak property is located in Esmeralda County, Nevada on 3 patented (57 acres) and 3 unpatented mining claims covering 50 acres. The property is adjacent to the Mineral Ridge mine controlled by Scorpio Gold Corporation..

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

Confirmation and Agreement with Barrick Gold Inc. and Skeena Resources Ltd.

In December 2017, Canarc signed a Confirmation and Agreement with Barrick Gold Inc. (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving Canarc’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby Canarc will retain its 33.33% carried interest. Canarc and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. Canarc had written off the property in 2005.

Property Option Agreement with Silver Range Resources Ltd.

In November 2018, Canarc entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby Canarc has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Upon Canarc’s exercise of the option, Silver Range will retain a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of Canarc at Canarc’s election.

Canarc Resource Corp.

Form 20-F

Hard Cash is located 310 km NE of Stony Rapids, Saskatchewan, on the shores of Ennadai Lake. Access is provided by float plane or helicopter, and there is an all-weather gravel strip at Ennadai Lake Lodge, 35 km east of the property. Nigel is located 15 km west of Hard Cash. Hard Cash is underlain by the Ennadai Greenstone Belt of the Churchill Province. Gold mineralization at Hard Cash and Nigel occurs in high grade quartz veins and lower grade shear zones hosted by basal mafic volcanics overlain by felsic volcanics metamorphosed to upper greenschist/lower amphibolite facies and intruded by granite.

Corral Canyon property (Nevada, USA)

In November 2018, Canarc staked 92 mining claims covering 742 hectares in Nevada, USA.

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

Property Option Agreement with Tasca Resources Ltd., et al.

In December 2018, Canarc entered into a property option agreement jointly with Tasca Resources Ltd. (“Tasca”) and an individual whereby Canarc has an option to earn a 80% interest in the Princeton property by incurring exploration expenditures of CAD$900,000 over a two year period and granting a 1% NSR to Tasca which can be acquired for CAD$1 million and a honoring 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

The Princeton gold property consists of 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property is underlain by volcanic rocks of both the Eocene Princeton Group and the Triassic-Jurassic Nicola Group.

Other Mineral Property

In December 2018, Canarc entered into a Memorandum of Understanding for an exploration and development project in South America whereby Canarc paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project.

Item 4.D provides further details regarding the Company’s mineral property interests.

Financings and Related Transactions

In March 2016, Canarc closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable to acquire one common share at an exercise price of CAD$0.12 per common share for a period of three years. On March 3, 2016, Canarc closed the first tranche of the private placement for 17.7 million units and gross proceeds of CAD$1.59 million. On March 14, 2016, Canarc closed the second tranche of the private placement for 5 million units and gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the units issued in the private placement.

In October 2016, Canarc received 576,503 common shares of AzMin, in which AzMet and AzMin completed a distribution by way of a reduction of AzMet’s paid up capital pursuant to Section 74 of the British Columbia Business Corporations Act whereby AzMet distributed all of its 11 million common shares of AzMin to its shareholders on the basis of one AzMin share for every two AzMet shares held.

On April 21, 2017, Canarc closed a private placement for 3.8 million flow through common shares at the purchase price of CAD$0.13 per share for gross proceeds of CAD$500,000. Canarc paid finder’s fees of CAD$32,500 in cash and 250,000 in warrants. Each warrant was exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until April 21, 2019.

In July 2017, Canarc extended the expiry date of warrants for 8.45 million common shares with an exercise price of CAD$0.10 from July 31, 2017 to July 31, 2018. These warrants were originally issued pursuant to a private placement which closed on January 31, 2014.

Canarc Resource Corp.

Form 20-F

Issuer Bids

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases are at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be cancelled. From June to December 2018, Canarc purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share, all of which were cancelled in 2018. No further shares were purchased by Canarc in 2019.

Forbearance Agreement

On February 12, 2018, Canarc entered into a Forbearance Agreement with a debtor in which the loan principal totaling $220,000, which was previously written off in 2014, will be repaid in full in 2018 as follows:

Date	Principal (1)

February 14, 2018	$25,000
June 30, 2018	25,000
September 30, 2018	85,000
December 31, 2018	85,000
$220,000

(1)
Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

Directors and Officers

In January 2018, Mr. Jacob Margolis, PhD, was appointed Vice President of Exploration for Canarc.

In June 2018, Mr. Bradford Cooke replaced Mr. Catalin Kilofliski as the Chief Executive Officer of Canarc. In October 2018, Mr. Scott Eldridge replaced Mr. Bradford Cooke as Chief Executive Officer of Canarc. Mr. Cooke continues to be the Chairman and a Director of the Company, and Mr. Eldridge continues to be a Director and the Chief Executive Officer of the Company.

At Canarc’s annual general meeting on June 29, 2018, Mr. Leonard Harris did not stand for re-election as Director and retired from the Board. Messrs. Bradford Cooke, Martin Burian and Deepak Malhotra were re-elected to the Board of Directors for the ensuing year. Messrs. Scott Eldridge and Kai Hoffmann were elected as new Directors to the Board of Canarc.

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

Government and environmental regulations

The Company’s operations are subject to governmental regulations in Canada and the USA, where the Company has interests in material mineral properties.

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

Canarc Resource Corp.

Form 20-F

Trends

The cumulative annual prices for gold per ounce for each of the previous three years were as follows:

Cumulative annual prices for gold per ounce	2016	2017	2018
Average	$1,251	$1,257	$1,268
High	$1,366	$1,346	$1,355

On April 23, 2019, the price of gold per ounce closed at $1,270. As of April 23, 2019, the price of gold for 2019 reached a high of $1,344 per ounce on February 20, 2019, which suggests a trend of improving gold prices with reduced volatility.

During the period from January 2016 to December 2018, the closing market price for Canarc’s shares slightly decreased from CAD$0.06 to CAD$0.05, with a high of CAD$0.15 on January 29, 2016. On April 23, 2019, the closing market share price was CAD$0.07. The market price of Canarc’s shares strengthened in the latter half of 2015 from the acquisition of the El Compas project which was a near production mining asset, and such strength continued into 2016 as the project progressed but weakened from the subsequent sale of the project to Endeavour even though Canarc realized significant financial gains from such transaction. Canarc’s share price again strengthened from the property option agreement with Eureka for the FG Gold property in August 2016 and the acquisition of AIM in March 2017 in which the latter resulted in a NI 43-101 resource report for the Fondaway Canyon project. In February 2017, the normal course issuer bid provided a certain baseline support for the market price for most of 2017. Canarc’s cash resources and financial condition improved significantly since the disposition of the El Compas project along with stronger commodity prices have provided further support to the market price of Canarc’s shares. Its market price nominally decreased and remained stagnant for the last half of 2018 as commodity prices fell during the same period, even though Canarc was active in entering into property option agreements and staking of claims in the fourth quarter and in its exploration programs in existing and recent interests in mineral properties, as Canarc also focused on acquisition of projects with potential for major discoveries. Similarly the market price increased in the first quarter of fiscal 2019 as commodity prices improved along with dissemination of the results of its exploration programs and revised preliminary economic assessment of the New Polaris project. Canarc was not active in its normal course issuer bid which is effective from June 2018 to June 2019 as it focused on preserving its cash in late 2018 and early 2019. Items 4.A and 4.D provide further details.

Risk factors in Item 3.D provide further details regarding competition and government regulations.

4.C Organizational Structure

Canarc carries on its business in large part through its subsidiaries. Canarc has a number of direct or indirect wholly or majority owned subsidiaries of which the active subsidiaries are as follows:

New Polaris Gold Mines Ltd. (“New Polaris”) (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly-owned subsidiary of Canarc incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc. Canarc owns 100% of the issued and outstanding shares.

AIM U.S. Holdings Corp. is a corporation duly incorporated in the State of Nevada, USA, on March 14, 2017. Canarc owns 100% of its issued and outstanding shares.

American Innovative Minerals, LLC (“AIM”) is a limited liability company existing pursuant to the laws of Nevada, USA, on January 20, 2011. Canarc owns 100% membership interest in AIM.

4.D Property, Plant and Equipment

Canarc Resource Corp.

Form 20-F

Description of Properties

Property Summary Chart (as of December 31, 2018):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,888,000	$5,778,000	$9,666,000
Windfall Hills	BC, Canada	100.00%	$344,000	$630,000	$974,000
Princeton	BC, Canada	80.00%	$0	$69,000	$69,000
Hard Cash	Nunavut, Canada	100.00%	$9,000	$120,000	$129,000
Nigel	Nunavut, Canada	100.00%	$2,000	$0	$2,000
Fondaway Canyon	Nevada, USA	100.00%	$2,010,000	$1,353,000	$3,363,000
Corral Canyon	Nevada, USA	100.00%	$23,000	$1,000	$24,000
Other (4)	South America	n/a	$10,000	$0	$10,000

¹
Subject to any royalties or other interests as disclosed below.
²
Previously known as “Polaris-Taku”.
3
Net of recoveries and write-downs.
4
In December 2018, Canarc entered into a Memorandum of Understanding for an exploration and development project in South America whereby Canarc paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project.

NOTE: All monetary figures are in terms of U.S.$ unless otherwise noted. See below for further details on each property.

The following is a more detailed description of the mineral properties listed above in which the Company has an interest.

Material Mineral Projects

We do not currently have any proven and probable reserves under Industry Guide 7 standards. The Company’s properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists in any of such properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility. The following is a discussion of the Company’s material mineral properties.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section and certain related exhibits may use the terms “measured resources” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. See “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” at the beginning of this annual report.

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

New Polaris Gold Project (British Columbia, Canada)

Garry Biles, P.Eng, President & Chief Operating Officer for Canarc Resource Corp, is the Qualified Person for the purposes of the foregoing technical disclosure on the New Polaris Gold Project.

The economic analysis contained in the PEA is considered preliminary in nature and there is no certainty that the preliminary economic assessment will be realized. No inferred mineral resources form part of the PEA economic evaluation and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the mineral resource may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

In April 2019, Canarc completed a preliminary economic assessment of the New Polaris property. The report which was dated February 28, 2019 is titled “The New Polaris Gold Project, British Columbia, Canada, 2019 Preliminary Economic Assessment” (the “New Polaris Technical Report”) by Moose Mountain Technical Services (“MMTS”). Marc Schulte, P.Eng., Robert J. Morris, M.Sc., P.Geo., Sue Bird, P.Eng., Michael A. Petrina, P.Eng., and Tracey Meintjes, P.Eng., were the Qualified Persons for the New Polaris Technical Report.

The following is extracted from, or is an accurate paraphrasing of, the executive summary, or other sections as indicated from the New Polaris Technical Report, the full copy of which is available online at www.sedar.com as filed on April 17, 2019. The New Polaris Technical Report is referenced herein for informational purposes only and is not incorporated herein by reference. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the New Polaris Technical Report.

Extract of Selected Sections of the Summary from the New Polaris Technical Report

Summary

New Polaris (formerly Polaris-Taku Mine) is an early Tertiary mesothermal gold mineralized body located in northwestern British Columbia about 100 km south of Atlin, BC and 60 km northeast of Juneau, Alaska

Figure 1-1. The nearest roads in the area terminate twenty km south of Atlin, and approximately 100 km from the Project. Access at the present time is by aircraft. A short airstrip for light aircraft exists on the property. Shallow draft barges have been used in the past to access the site via the Taku River to transport bulk supplies and heavy equipment to site, as well as ship flotation concentrate from site.

Canarc Resource Corp.

Form 20-F

The New Polaris project area lies on the eastern flank of the steep, rugged, Coast Range Mountains, with elevations ranging from the sea level to 2,600 metres. The climate is one of heavy rainfalls during the late summer and fall months, and comparatively heavy snowfall, interspersed with rain during the winter.

Operations will include year-round underground mining activities and onsite processing to produce doré, and seasonal barge shipping of supplies to site. Onsite support for the operations and management of a camp with fly-in/fly-out service to an onsite landing strip have been planned.

Figure 1-1
Location Map

The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres. All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc Resource Corp. subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. Canarc can reduce this net profit interest to a 10% net profit by issuing 150,000 shares to Rembrandt.

Canarc Resource Corp.

Form 20-F

The deposit is composed of three sets of veins (quartz-carbonate stringers in altered rock), the “A-B” veins are northwest striking and southwest dipping, the “Y” veins are north striking and dipping steeply east and finally the “C” veins are east-west striking and dipping to the south to southeast at 65º to vertical. The “C” veins appear to hook around to the north and south into the other two sets of veins so that their junctions form an arc. The gold is refractory and occurs dominantly in finely disseminated arsenopyrite grains that mineralize the altered wallrock and stockwork veins. The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite. The zones of mineralization range from 15 to 250 metres in length and 0.3 to 14 metres in width.

The deposit was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing a total of 740,000 tonnes of ore at an average grade of 10.3 g/t gold.

Canarc explored the “C” vein system between 1988 and 1997, and carried out infill drilling in 2003 through 2006, to better define the continuity and grade of the vein systems.

An updated Mineral Resource estimate has been prepared in 2019. The updated estimate uses drillhole data from 1989-2006 and excludes drilling prior to this, or for which the drill year is not known. The resource is based on 174 drillholes and 1,464 assay intervals which intersect the veins within the 1989-2006 data set. Ordinary kriging has been used to interpolate the gold grade of six veins as modelled by Canarc geologists.

The geologic continuity of the “C” vein system has been well established through historic mining and diamond drilling. Grade continuity has been quantified using a geostatistical semi-variogram, which is used to determine the distances (ranges) and directions of maximum continuity in the three principle directions. The four main veins in the semi-variogram model produced ranges between 60 and 120 m along strike and down plunge.

Capping of the assays in each vein has been evaluated using cumulative probability plots (CPPs).

For this study, the classification to Measured, Indicated or Inferred also required that the true thickness of the vein is at least 2 m. Blocks are considered Indicated if the average distance to the nearest two drillholes used in the interpolation is within 30 m, or if there is at least one drillhole within 10 m and at least two drillholes used in the interpolation. Veins 7 and 8 (Y19 and Y20) are considered Inferred due to lack of QA/QC documentation for the drilling within these veins.

A cutoff grade of 4.0 g/t gold, highlighted in the table below, is selected as the economic cutoff for the Project. The confining shape which targets material above this grade is used to define the “reasonable prospects of eventual economic extraction” for the Mineral Resource Estimate. The 4.0 g/t target includes the following considerations: gold price of US$1,300/oz, exchange rate of 0.77 US$:C$; Payable gold % of 99.9%, Offsite refining costs of US$7/oz, mining costs of C$65.20/t, process costs of C$62.70/t, G&A (General and Administration) costs of C$37.00, sustaining capital costs of C$19.83/t, and a 90.5% process recovery.

Table 1-1
New Polaris Indicated Resources

Confining Shape Target Grade (g/t Au)	In Situ Tonnage (tonnes)	In Situ Au Grade (g/t)	In Situ Au Content (Oz.)
2.0	1,880,000	10.0	605,000
3.0	1,798,000	10.4	599,000
4.0	1,687,000	10.8	586,000
5.0	1,556,000	11.3	567,000
6.0	1,403,000	12.0	540,000
7.0	1,260,000	12.6	509,000
8.0	1,105,000	13.3	472,000
9.0	947,000	14.1	428,000

Canarc Resource Corp.

Form 20-F

Table 1-2
New Polaris Inferred Resources

Confining Shape Target Grade (g/t Au)	In Situ Tonnage (tonnes)	In Situ Au Grade (g/t)	In Situ Au Content (Oz.)
2.0	1,639,000	9.5	502,000
3.0	1,582,000	9.8	497,000
4.0	1,483,000	10.2	485,000
5.0	1,351,000	10.7	464,000
6.0	1,223,000	11.2	441,000
7.0	942,000	12.5	380,000
8.0	753,000	13.8	334,000
9.0	653,000	14.6	306,000

Notes for Mineral Resource Estimate:
●
The Mineral Resource Estimate was prepared by Sue Bird, P.Eng. in accordance with CIM Definition Standards (CIM, 2014) and NI 43-101, with an effective date of February 28, 2019.
●
Mineral Resources that are not mineral reserves do not have demonstrated economic viability.

Property Description and Location

The New Polaris property consists of a group of 61 contiguous crown grants, and one modified grid claim totaling, 1,196 ha (2,956 acres) located 96 km (60 miles) south of Atlin, BC and 64 km (40 miles) northeast of Juneau, Alaska. Located at approximately 133º37’W Longitude and 58º42’N Latitude, the deposit lies on the eastern flank of the Tulsequah River Valley (Figure 1-1).

The claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc Resource Corp. (Canarc), and subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. (Rembrandt), which Canarc has the right to reduce to 10% by issuing 150,000 shares to Rembrandt. Table 4-1 summarizes the claims and the locations are shown on Figure 4-1. Apart from the W.W.1 claim, the claims are crown granted and are kept in good standing through annual tax payments. The W.W.1 is a modified grid claim. The claim has sufficient work filed on it to keep it in good standing until February 4, 2020. The crown granted claims were legally surveyed in 1937. The mineralized areas are shown on Figure 4-2 and Figure 7-2, which shows the geology of the property on the mineral showings.

The Polaris No. 1, Silver King No. 1, Silver King No. 5, Black Diamond, Lloyd and Ant Fraction crown grants include the surface rights. Surface rights for the remainder of the property lie with the Crown, including the areas covered by the Co-Disposal Facility (CDF) and access road to the CDF, and will need to be obtained from the Province of British Columbia.

Mining of the AB Vein system and to a lesser extent the Y and C veins was carried out during the 1930s to early 1950s. Much of the former infrastructure has been reclaimed. A $249,000 reclamation bond is in place and it is the writer’s opinion that this adequately covers the cost of reclaiming the original mill site and infrastructure. Currently there is no legal or regulatory requirement to remove or treat the tailings on the property.

Prior to commencing further exploration on the property, a Notice of Work is required to be submitted to the Mining and Minerals Department of the BC Ministry of Energy and Mines. Work can only commence once approval has been received.

Canarc Resource Corp.

Form 20-F

Table 4-1
List of Claims

Claim Name	Lot No.	Folio No.	Claim Name	Lot No.	Folio No.

Polaris No. 1	6109	4472	Snow	3497	4545
Polaris No. 2	6140	5223	Snow No. 2	3495	5088
Polaris No. 3	6141	5223	Snow No. 3	3494	5495
Polaris No. 4	3498	4545	Snow No. 4	3499	5495
Polaris No. 5	6143	5223	Snow No. 5	6105	4472
Polaris No. 6	6144	5223	Snow No. 8	6107	4472
Polaris No. 7	6145	5223	Snow No. 7	3500	4472
Polaris No. 8	6146	5223	Snow No. 6	6106	4472
Polaris No. 9	6147	5223	Snow No. 9	6108	4472
Polaris No. 10	6148	5290	Black Diamond	3491	4472
Polaris No. 11	6149	5290	Black Diamond No. 3	6030	4944
Polaris No. 12 Fr	6150	5290	Blue Bird No. 1	5708	4545
Polaris No. 13 Fr	6151	5290	Blue Bird No. 2	5707	4545
Polaris No. 14	6152	5290	Lloyd	6035	5010
Polaris No. 15	6153	5290	Lloyd No. 2	6036	5010
Silver King No. 1	5489	4804	Rand No. 1	6039	5010
Silver King No. 2	5490	4804	Rand No. 2	6040	5010
Silver King No. 3	5493	4804	Minto No. 2	6033	4944
Silver King No. 4	5494	4804	Minto No. 3	6034	4944
Silver King No. 5	5491	4804	Jumbo No. 5	6031	4944
Silver King No. 6	5492	4804	Ready Bullion	6032	4944
Silver King No. 7	5495	4804	Roy	6042	5088
Silver King No. 8	5717	4545	Frances	6041	5010
Silver Queen No. 1	6026	4545	Eve Fraction	6170	5495
Silver Queen No. 2	6027	4545	Eve No. 1 Fraction	6171	5495
Silver Queen No. 3	6028	4944	P.T. Fraction	3493	5495
Silver Queen No. 4	6029	4944	Ant Fraction	3492	5088
Silver Strand No. 1	6037	5010	Atlin Fraction	3496	5088
Silver Strand No. 2	6038	5010	Powder Fraction	6043	5088
F.M. Fraction	6044	5088	Jay Fraction	6045	5088
Par Fraction	6154	5290

W.W.1 Tenure No. 353540 Issue date February 4, 1997. Expiry date: February 4, 2020.

Accessibility, Climate, Locate Resources, Infrastructure and Physiography

The New Polaris project area lies on the eastern flank of the steep, rugged, Coast Range Mountains, with elevations ranging from the sea level to 2,600 metres.

Extensive recent glaciation was the dominant factor in topographic development. The Taku and Tulsequah Rivers are the most prominent topographic features: broad valleys bounded by steep mountains. Numerous tributary streams flow from valleys filled with glaciers. Most of the glaciers are fingers branching from the extensive Muir ice cap, lying to the northwest of the Taku River. The Tulsequah glacier, which terminates in the Tulsequah valley about 16 km north of the New Polaris mine site, is one of the largest glaciers in the immediate area. It forms a dam causing a large lake in a tributary valley that breaks through the ice barrier (Jakülhlaup) during the spring thaw every year, flooding the Tulsequah and Taku valleys below for three to five days.

Small aircraft provide site access from the nearest population centers in Atlin, BC, 100 km north of the Property, or Juneau, Alaska, 60 km southwest of the Property. A short airstrip for light aircraft exists on the property. The nearest roads in the area terminate 20 km due south of Atlin and 10 km southeast of Juneau. Shallow draft barges have been used in the past to access the site via the Taku River to transport bulk supplies and heavy equipment to site, as well as ship flotation concentration from site. The property can be operated year-round.

The climate is one of heavy rainfalls during the late summer and fall months, and comparatively heavy snowfall, interspersed with rain during the winter. The annual precipitation is approximately 1.5 m of which 0.7 m occurs as rainfall. The snow seldom accumulates to a depth greater than 1.5 m on the level. Winter temperatures are not severe and rarely fall below –15ºC. Summer temperatures, in July, average 10ºC with daytime temperatures reaching the high 20’s on occasion. The vegetation is typical of northern temperature rain forest, consisting primarily of fir, hemlock, spruce and cedar forest on the hillsides and aspen and alder groves in the river valley.

There is sufficient land available within the mineral tenure held by Canarc for installations such as the process plant and related mine infrastructure. Surface rights for the areas covered by the CDF, and access road to the CDF, lie with the Crown and will need to be obtained from the Province of British Columbia.

Historical Resource Estimates

Montgomery Consultants were commissioned to conduct a “Geostatistical Study of the Geological Resource” for the Polaris-Taku Deposit in 1991. The estimate, by G.H. Giroux, discounted much of the reserves around the old workings and did not include dilution and minimum mining width provisions. These estimates were based on both old and new drilling and extended the resource base down to roughly 1,200 feet (366 m) BSL.

Canarc Resource Corp.

Form 20-F

Watts, Griffis, and McQuat were contracted to review the previous “reserves” in August 1992. Their review incorporated the residual reserves within the mine workings, as estimated by Beacon Hill in 1989, into their overall estimate. Their estimations were based upon a minimum mining width of 5 feet (1.5 m) or 15 % dilution and a cut-off grade of 0.25 oz/ton gold.

Giroux was further contracted to provide “resource” updates throughout 1992 and in February 1995 he re-estimated the “resources” for the newly drilled portions of the "C" Zone. Drilling also confirmed the existence of a new "North" Zone which, although it appears to be relatively low grade (0.18 oz/ton gold) has exhibited possible significant widths in the order of 6.5 m. Most of the C vein “resource” lies above 800 feet (244 m) BSL and within 200 feet (60 m) of the existing shaft bottom. Giroux’s estimates were in situ based on a 0.25 oz/ton gold cut-off and did not include dilution provisions as described below and considered to be relevant as they are based on a significant amount of data and were independently calculated.

Table 6-2 summarizes the variety of estimations identified above by the following: Beacon Hill’s 1988 estimation of residual “reserves” within and around the workings were totaled. To this total, the geostatistical resource estimation of Giroux was added after applying a general dilution factor of 25 % at zero grade to Giroux's figures for the " Y " Zone and 15% at zero grade for the "AB" and "C" Zones. The dilution factors were estimated based on vein characteristics. The "Y" Veins are described as being high grade, but narrow, which makes them prone to high dilution from over-break during mining as well as over mining. The "AB" veins in situ grade, as estimated by Giroux, already contains internal dilution from a parallel dike. To this total, an overall additional dilution of 15 % was added which is appropriate as the "C" vein would not experience much dilution since it is generally thought to be fairly thick. This estimate does not meet the definition requirements of NI 43 – 101 for a resource or reserve. The Author has not done sufficient work to classify them as current reserves or resources and is not treating them as current. This estimate therefore should not be relied upon but is included for historical purposes.

Geological Setting

The New Polaris Mine lies on the western edge of a large body of Upper Triassic Stuhini Group volcanic rocks, which has been intruded by a Jurassic-Cretaceous granodiorite body north of the mine. Older Triassic volcanic rocks and earlier sediments underlie the Stuhini volcanic rocks. The granodiorite is part of the Coast Plutonic Complex (Figure 7-1).

The structural trend in the area is northwest-southeast, paralleling major faults and folds to the east and intrusive alignment to the west. The Triassic volcanic rocks and older sedimentary rocks have been folded and sheared with the Stuhini Group rocks being deformed into broad to isoclinal, doubly plunging symmetrical folds with large amplitudes.

Canarc has carried out extensive mapping of the Polaris-Taku property since the early 1990’s. The work has been done by several employees and contractors and is shown in Figure 7-2. The gold deposit is hosted within an assemblage of mafic (basalt and andesite units) volcanic rocks altered to greenschist metamorphic facies. The orientation of these units is inconclusive because there are no marker beds in the sequence. It is thought that the units are steeply dipping (70º to 80º) to the north based on the orientation of the limestone/basalt interface at the southern portion of the property.

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

All of the strata within the property have been subjected to compression, rotation and subsequent extension. The plunge of folds appears to be variable though generally shallow. Small-scale isoclinal folds strike north-northwesterly and plunge moderately to the north. Numerous faults are found on the property, the more significant of which are discussed below.

Canarc Resource Corp.

Form 20-F

The possible extension of the Llewellyn fault, termed the South Llewellyn fault, continues south from the Chief Cross fault along mine grid coordinate 4400 East. Slightly north of Whitewater Creek it is offset to the west by an east-west fault, the 101 fault, to continue in a more southeast orientation of the opposite side of Whitewater Creek. This northwest-southeast orientation structure was named the Limestone Fault due to its bedding parallel attitude within a discontinuous limestone/marble horizon. It marks the southwest boundary of the “mine wedge”: the wedge-shaped package of rock within which all past production took place. The northern boundary of the “mine wedge” is further defined as mentioned above by the Whitewater Creek Schist Zone, a zone of schistose chlorite-amphibolite-serpentinite less than 100 m thick. A complex network of brittle faults is also found within this zone.

Three major faults, Numbers 1 and 5, and an unnamed fault, lie within the mine wedge. The No.1 and No.5 faults strike northwest-southeast, dipping approximately 45º to the northeast, and are sub-parallel to the unnamed fault, which dips steeply to the southwest. The No.1 fault has reverse displacement of up to 30 m while the displacement of the No.5 fault is poorly defined. The southwest dipping, unnamed fault showed no displacement, as it apparently parallels the A-B vein system. The mined-out areas indicate the wedge shape, the predominant orientations and continuity of the zones, and the overall plunge of the system to the southeast. An early interpretation of the structure showed that various veins appear to meet and form “junction arcs” where both thickness and grade improve.

Mineralization

Mineralization of the New Polaris deposit bears strong similarities to many Archean lode gold deposits such as the arsenical gold camp of Red Lake, Ontario where the gold-bearing arsenopyrite is disseminated in the altered rock and in quartz-carbonate stringers.

The vein mineralization consists of arsenopyrite, pyrite, stibnite and gold in a gangue of quartz and carbonates. The sulphide content is up to 10% with arsenopyrite the most abundant and pyrite the next important. Stibnite is fairly abundant in some specimens but overall comprises less than one-tenth of 1% of the vein matter. Alteration minerals include fuchsite, silica, pyrite, sericite, carbonate and albite.

In general, the zones of mineralization ranging from 15 to 250 m in length with widths up to 14 m appear to have been deposited only on the larger and stronger shears. Their walls pinch and swell showing considerable irregularity both vertically and horizontally. Gold values in the veins have remarkable continuity and uniformity and are usually directly associated with the amount of arsenopyrite present. The prominent strike directions are north-south and northwest-southeast, which is interpreted to be within a major shear zone. Up to 80% of the mine production was from “structural knots” or what is now known as “C” zones. In detail the “C” zones are arcuate structures. Figure 7-3 shows a 3D view of the “C” vein system.

The vein mineralization has well marked contacts with the wall rock. The transition from mineralized to non-mineralized rock occurs over a few centimeters. The mineralization consists of at least three stages of quartz veining. The initial stage of quartz-ankerite introduced into the structure was accompanied by a pervasive hydrothermal alteration of the immediately surrounding wall rock. Arsenopyrite, pyrite and lesser stibnite were deposited with the alteration. Later stages of quartz-ankerite veining are barren and have the effect of diluting the gold grades in the structure. The sulphide minerals are very fine-grained and disseminated in both the wall rock and early quartz and ankerite veins. Free gold is extremely rare and to the end of 2005 had not been recognized in core samples. The majority of the gold occurs in arsenopyrite and to a lesser extent in pyrite and stibnite. Because there is no visible gold and the host sulphides are very fine-grained and disseminated there is little nugget effect and gold values even over short intervals rarely exceed 1 oz/ton.

Mineralization was observed by Morris during the site visit both in drill core and underground. The description of the regional setting, local geology, and mineralization appears applicable to the New Polaris project and is sufficiently well understood to support the estimation of Mineral Resources.

Deposit Types

The New Polaris deposit is classified as a mesothermal lode-gold deposit (Hodgson, 1993).

In general, it is quartz-vein-related, with associated carbonatized wall rocks. The deposits are characterized by a high gold/silver ratio, great vertical continuity with little vertical zonation, and a broadly syn-tectonic time of emplacement. They are commonly associated with pyrite, arsenopyrite, tourmaline and molybdenite. Mineralization may occur in any rock type and ranges in form from veins, to veinlet systems, to disseminated replacement zones. Most mineralized zones are hosted by and always related to steeply dipping reverse- or oblique-slip brittle-fracture to ductile-shear zones.

Canarc Resource Corp.

Form 20-F

The exploration target on the New Polaris project is orogenic lode gold deposits also known as Mesothermal vein deposits. Numerous examples of this type of deposit are known throughout the work including the Campbell Red Lake deposits in Ontario and the Bralorne deposit in British Columbia. Past exploration studies have demonstrated that the New Polaris vein systems have all the attributes of the orogenic vein gold deposit including, but not limited to association with major structural break, quartz-carbonate vein association, low-sulphide assemblage of pyrite and arsenopyrite, chloritic and sericitically altered wall rocks and persistent gold mineralization over a vertical distance of nearly 1 km.

The deposit type and model are considered by the QP as appropriate for a Mesothermal lode-gold deposit.

Drilling

Diamond drill programs were carried out on the New Polaris project when the project was reactivated in 1988 until 2006. Initially, the drilling focused on the down dip and along strike extensions of the Y veins. This work showed that the Y veins, while good grade were narrow and less continuous than the AB vein system. It also showed that the Y vein system is comprised of about 12 separate veins all of which are narrow and of short strike length.

In 1990, drilling shifted to the area beneath the lowest most C vein stopes. This drilling found that the vein system continued to depth and that gold grades in the 0.30 to 0.45 oz/ton range over an average true thickness of 3 m were present. From 1991 to 1993 most of the drillholes tested the C veins with fewer drilled on the Y vein system.

In 1994, the North Zone was discovered and was tested with a total of 30 drillholes during the 1994 and 1995 period. Although thicknesses of the North Zone are up to 6.7 m, the grades are relatively low compared to the C vein (less than 0.2 oz/ton). This combined with the limited extent due to structural termination of the zone by a fault resulted in a decision to terminate exploration of the North Zone.

Encouraging drill results from the C veins and to a lesser extent from the Y vein system led to further drilling on these two vein systems. Drilling on the C vein showed the veins to be open to depth and to have gold grades that ranged from 0.2 to 0.6 oz/ton over true thicknesses of 3 m. The increased interest in the C vein system was due to its greater continuity and thickness compared to the Y vein. The narrow width and lesser continuity of the Y vein system made it a secondary exploration target.

In 1996 and 1997 the Y, C and AB veins were explored from underground. The plan was to closely test the upper portions of the Y, C and AB veins in order to allow calculation of a resource that might form the basis for resumption of mining. The results of the underground drilling program were mixed. The underground workings were for the most part driven along the vein structures with few crosscuts from which holes could be drilled to cut the down dip and along strike extension of the veins. As a result, except for those holes that tested the area immediately below the workings, most cut the veins at shallow angles. The very shallow angles that in places approach parallel to the vein make the use of these intersections inappropriate for a resource calculation. Despite the number of holes drilled during 1996 and 1997, the work did little to expand the extent of the mineralization in the AB, C or Y vein systems. The work did confirm that the mineralized shoots in the lower most stopes on the Y and C veins were open to depth.

Drilling restarted on the property in 2003 with the objective of testing the extent of the C vein mineralization. Godfrey Walton, P. Geo., at the request of Canarc, undertook a review of the New Polaris project and recommended additional drilling in order to test the continuity of the “C” vein zone mineralization at depth below the lower most mine workings. To this end, limited drill programs were carried in 2003 to 2005 to target the “C” vein extensions below the existing mine workings.

The results of the 2003 to 2005 drilling of the C vein system confirmed the continuity of gold mineralization and the vein structure between the earlier drilled holes. As can be seen in the sections below, drill results show the C vein system to be an arc-like structure oriented east-west in the west swinging to a northeastern strike in the east. The change in strike occurs across the No.1 fault. To the east of the No.1 fault, the vein splays into two or more branches. The dip of the vein system is to the south and southeast and has an average dip of about 50º, although east of the No.1 fault the vein appears to flatten and thicken in a simoid-like feature. The exact nature of the apparent flattening of the vein’s dip is not clear and requires additional drilling to be resolved.

The thickness of the C veins varies from 0.30 m to a maximum of 15.2 m. The thicker parts of the vein occur to the east of the No. 1 fault where the dip of the vein flattens due to an apparent folding of the vein.

Depending upon the angle of intersection, the true thickness of the core length of the vein material ranges from 100% to about 70%. The average core length thickness of the intersections is approximately 4.5 m and the average grade is 14.4 g/t (0.4 oz/ton) gold. The estimated average true thickness of the vein is 3.0 m.

Canarc Resource Corp.

Form 20-F

All of the holes in this period were drilled from surface and intersected a similar geologic sequence. From the collar, the holes penetrated from 15.2 m to 79.2 m of overburden followed by inter-layered ash and lapilli tuff, volcanic wacke, and foliated andesite. The C vein system crosscuts the strike of the volcanic and volcaniclastic rocks at steep angles.

Mineral Processing and Metallurgical Testing

Gold in the New Polaris deposit is refractory and occurs dominantly in finely disseminated arsenopyrite grains. A 150-ton per day flotation mill was operated from 1937 to 1942 and again from 1946 to 1951 producing 231,604 oz of gold from a head grade of approximately 10 g/t.

Recent metallurgical test work has yielded positive results with a process flowsheet using flotation, bio-oxidation and CIL leaching.

The preliminary flowsheet for the New Polaris project is given below in Figure 13-8.

Test work has demonstrated that both BIOX and POX are potential pre-oxidation process options for New Polaris. BIOX has been selected by Canarc as the base case treatment route due to the lower capital cost and ease of operation compared to a POX circuit.

Various process stage recoveries are listed in Table 13-25.

Table 13-25
New Polaris Projected Metallurgical Recoveries

Area	Recovery (%)
Sulphide Flotation	94.9
BIOX and CIL Leach	95.6
Carbon Loss	0.1
EW	99.9

An overall gold recovery for the process flowsheet in Figure 13-8 is estimated at 90.5%.

Mineral Resource Estimates

The Mineral Resources for the New Polaris Project have been updated with revised estimates by Sue Bird, P. Eng of MMTS in accordance with updated Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (CIM 2014). Updated CIM standards have resulted in changes to the Classification based on QA/QC. There are changes to the resource tonnage and grade based on updated prices, recoveries and on additional factors to control the “reasonable prospects of eventual economic extraction” including a minimum mining width and an applied underground shape confirming the Resource Estimate.

The Resource Estimate for the New Polaris deposit is summarized in Table 14-1. The resource has been summarized at various cutoff grades with the base case Au grade cutoff of 4.0 g/t highlighted. At each cutoff the total material within a potential confining mining shape is reported. Therefore, a separate mining shape has been created for each cutoff in the table.

The base case cutoff grade of 4.0 g/t Au is based on the following economic considerations: gold price of US$1,300/oz, exchange rate of 0.77 US$:C$; Payable gold % of 99.9%, Offsite refining costs of US$7/oz, mining costs of C$65.20/t, process costs of C$62.70/t, G&A (General and Administration) costs of C$37.00, sustaining capital costs of C$19.83/t, and a 90.5% process recovery.

The “reasonable prospects for eventual economic extraction” confining shape also considers a minimum mining width of 2.0 m, and removes shapes considered too small and separated from the primary mining volumes. Previous underground mining has been accounted for by using stope and development solids to code a percent of the block outside of the mined out shapes.

MMTS is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors that could materially affect the Mineral Resource Estimate. Factors that may affect the estimates include: metal price assumptions, changes in interpretations of mineralization geometry and continuity of mineralization zones, changes to kriging assumptions, metallurgical recovery assumptions, operating cost assumptions, confidence in the modifying factors, including assumptions that surface rights to allow mining infrastructure to be constructed will be forthcoming, delays or other issues in reaching agreements with local or regulatory authorities and stakeholders, and changes in land tenure requirements or in permitting requirement.

Canarc Resource Corp.

Form 20-F

The effective date of this Resource estimate is February 28, 2019.

Table 14-1
Summary of Indicated and Inferred Total Resource

Indicated
Confining Shape Target Grade - (g/t Au)	In Situ	In Situ Grades
	Tonnage	AU	Au
	(Ktonnes)	(g/t)	(koz.)
2.0	1,880	10.0	605
3.0	1,798	10.4	599
4.0	1,687	10.8	586
5.0	1,556	11.3	567
6.0	1,403	12.0	540
7.0	1,260	12.6	509
8.0	1,105	13.3	472
9.0	947	14.1	428
Inferred
Confining Shape Target Grade - (g/t Au)	In Situ	In Situ Grades
	Tonnage	AU	Au
	(Ktonnes)	(g/t)	(koz.)
2.0	1,639	9.5	502
3.0	1,582	9.8	497
4.0	1,483	10.2	485
5.0	1,351	10.7	464
6.0	1,223	11.2	441
7.0	942	12.5	380
8.0	753	13.8	334
9.0	653	14.6	306

Notes for Mineral Resource Estimate:
●
The Mineral Resource Estimate was prepared by Sue Bird, P.Eng. in accordance with CIM Definition Standards and NI 43-101, with an effective date of February 28, 2019.

Mineral Resources that are not mineral reserves do not have demonstrated economic viability.

[End of Extract]

Canarc Resource Corp.

Form 20-F

On February 24, 2015, Canarc entered into a Pre-Development and Earn-In Binding Agreement (the “Earn-In Agreement”) with PanTerra Gold (British Columbia) Limited (“PanTerra”), a wholly-owned subsidiary of PanTerra Gold Limited, pursuant to which PanTerra was granted a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. PanTerra can increase its interest in the New Polaris project to 51% by purchasing 1% from Canarc within six months of completion of the definitive feasibility study at a cost of 1% of the net present value established by the definitive feasibility study using a 10% discount rate. The Albion process is a technology for recovering gold from refractory sulfide ores owned by Glencore Plc and used commercially under license by PanTerra. In 2015, Canarc received CAD$500,000 from PanTerra for the first stage of the predevelopment activities. In April 2015, 59 kg of gold concentrate was produced by an independent metallurgical lab from 500 kg of New Polaris project’s prior drill core for metallurgical testing of the Albion process. In July 2015, the Albion testing had entered into the second and final phase aimed at further optimizing test conditions for improving gold recoveries. In August 2015, PanTerra informed Canarc that it will not be able to commit to further expenditures to commence Stage Two exploration and permitting work on the New Polaris project until PanTerra received the approval from the Dominican Republic government for importing New Polaris gold concentrate into the country for processing and it requested a 12 month extension of the Earn-In Agreement. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the Earn-In Agreement, which resulted in the effective termination of the same on October 22, 2016.

Canarc has been reviewing various processes for treating concentrates to produce gold doré bars at the New Polaris mine site to improve the economics and to possibly reduce certain risks to developing the project.

In the first half of 2018, Canarc assessed pressure oxidation to treat the refractory concentrate and produce dore bars at the mine site. The autoclave study concluded that it would be uneconomic due to excessively high capital and operating costs. In the latter half of 2018, bench-scale testing of New Polaris gold concentrate using bio-oxidation treatment process was conducted. Metallurgical test using bio-oxidation treatment on flotation concentrate resulted in gold extractions up to 96%. Bio-oxidation testing of New Polaris concentrates dramatically increased the cyanide-recoverable gold from 8% for un-oxidized concentrate up to 96% on bio-oxidized material.

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

AIM owns 11 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. The Fondaway Canyon project is considered a material property.

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

The following is extracted from, or is an accurate paraphrasing of, the executive summary, or other sections as indicated from the Fondaway Canyon Technical Report, the full copy of which is available online at www.sedar.com as filed on May 1, 2017. The Fondaway Canyon Technical Report is referenced herein for informational purposes only and is not incorporated herein by reference. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Fondaway Canyon Technical Report.

Extract of Selected Sections of the Summary from the Fondaway Canyon Technical Report

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

Figure 1: Fondaway Canyon Location

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Free gold/electrum is present in stibnite-bearing, mineralization, gold/electrum (5-8 lm) occurs as intergrowths with or interstitial to mosaic quartz intergrown with pyrite, chalcopyrite, chlorite, sericite/illite and hydrothermal hydrocarbon mineralogy within hydrothermally altered, formerly carbonaceous rich wall rock. Whilst chalcopyrite is locally enclosed by coarser grained stibnite, interstitial to and intergrown with mosaic-drusy quartz, no gold/electrum is observed as inclusions within the coarser grained stibnite.
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

Canarc Resource Corp.

Form 20-F

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

Table 6: 2016 Resource Estimates

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

In 2018, Canarc completed 3D modelling of the Fondaway Canyon deposit and identified drill targets for the next stage of diamond drilling. Surface mapping and sampling program on the property and trenching in the Reed Pit continue to better define possible high-grade gold mineralization and to refine targets for the next phase of exploration drilling.

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

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round. The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

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

Canarc Resource Corp.

Form 20-F

In 2018, Canarc completed its exploration program which included reconnaissance stream sediment sampling, soil sampling, machine trenching and airborne geophysics to detect new gold-silver anomalies, to better delineate the known epithermal stock-work gold-silver mineralization and to better define drill targets, after which a drilling program and budget will be developed for 2019.

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

●
Lease term was 5 years with the right to extend for another 5 years;
●
Canarc assumed responsibility for the plant as of January 29, 2016;
●
Plant would be exclusively operated by Canarc’s Mexican subsidiary, Minera Oro Silver de Mexico SA de CV;
●
Canarc was to pay a monthly lease payment of MXP 136,000;
●
Grace period of 6 months to allow time for plant refurbishing;
●
Power and water were available for plant operations;
●
Plant capacity was 500 tonnes per day with the possibility to expand;
●
Permitted tailings facilities had a capacity for approximately 1 million tonnes;
●
Certain plant refurbishment costs would be reimbursed to Canarc by lease payment offsets; and
●
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

AIM owns 11 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. With the exception of the Fondaway Canyon project which is considered a material property, the following properties are not considered material by Canarc:

●
Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit with a non-43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

●
Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca and near the Goldbanks gold deposit. The property contains gold-bearing epithermal quartz veins, mesothermal quartz veins with high-grade gold and copper-gold intrusion-hosted mineralization.

●
Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near the Jerritt Canyon gold district.

●
Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Klondex Mining claims surround the project on three sides.

●
Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

●
Lightning Tree property is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

●
Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district. Previous exploration focused on low grade gold values but the property was never been explored for silver.

●
A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains gold-bearing veins in altered shale.

Canarc Resource Corp.

Form 20-F

●
Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources. Gold anomalies extend onto Eimis property.

●
Silver Peak property is located in Esmeralda County, Nevada on 3 patented (57 acres) and 3 unpatented mining claims covering 50 acres. The property is adjacent to the Mineral Ridge mine controlled by Scorpio Gold Corporation.

Canarc has initiated a comprehensive review of all these Nevada properties to evaluate each property’s potential and to prioritize exploration plans for each property.

Eskay Creek (British Columbia, Canada)

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

Silver King (Nevada, USA)

In October 2018, Canarc entered into a property option agreement for its Silver King property with Brownstone whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. Canarc will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

The Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

Hard Cash and Nigel (Nunavut, Canada)

In November 2018, Canarc entered into a property option agreement with Silver Range whereby Canarc has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of Canarc at Canarc’s election.

Hard Cash is located 310 km NE of Stony Rapids, Saskatchewan, on the shores of Ennadai Lake. Access is provided by float plane or helicopter, and there is an all-weather gravel strip at Ennadai Lake Lodge, 35 km east of the property. Nigel is located 15 km west of Hard Cash. Hard Cash is underlain by the Ennadai Greenstone Belt of the Churchill Province. Gold mineralization at Hard Cash and Nigel occurs in high grade quartz veins and lower grade shear zones hosted by basal mafic volcanics overlain by felsic volcanics metamorphosed to upper greenschist/lower amphibolite facies and intruded by granite.

Canarc’s consulting geologist visited the property in September 2018 and sampled gold assays in quartz vein float and outcrop samples at and near the Swamp showing. In January 2019, Canarc completed a 970 line-km airborne magnetic and radiometric survey over the newly acquired 2,090 hectare Hard Cash gold property. The new geophysical survey results are intended to help define the magnetic and radiometric responses of the known gold mineralization and identify new high priority drill targets along the gold mineralized trend where it is covered by glacial overburden.

Princeton Property (British Columbia, Canada)

In December 2018, Canarc entered into a property option agreement jointly with Tasca Resources Ltd. (“Tasca”) and an individual whereby Canarc has an option to earn a 80% interest in the Princeton property by incurring exploration expenditures of CAD$900,000 over a two year period and granting a 1% NSR to Tasca which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

Canarc Resource Corp.

Form 20-F

The Princeton gold property consists of 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property is underlain by volcanic rocks of both the Eocene Princeton Group and the Triassic-Jurassic Nicola Group.

In 2018, Canarc completed a 2,350 line-kilometer magnetic survey on the property to identify drill targets for a drill program in 2019.

Corral Canyon property (Nevada, USA)

In 2018, Canarc staked 92 mining claims covering 742 hectares in Nevada, USA.

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

Other Mineral Property

In December 2018, Canarc entered into a Memorandum of Understanding for an exploration and development project in South America whereby Canarc paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement in connection with a prospective mineral project.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Company’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three fiscal years ended December 31, 2018, 2017 and 2016 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

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

Fiscal Year 2018 – Year ended December 31, 2018 compared with December 31, 2017

Canarc incurred a net loss of $1.1 million for the year ended December 31, 2018 which is significantly lower than the net loss of $2 million for fiscal 2017, with the latter having commensurately higher operating expenses. Net loss was impacted by different functional expense items.

Canarc has no sources of operating revenues. Operating losses were incurred for ongoing activities of Canarc in acquiring and exploring its mineral property interests, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment for Canarc’s new office facilities which Canarc moved into in July 2017. In prior periods, Canarc used shared office premises. A full year’s amortization was recognized in 2018 with additional office equipment acquired resulting in a higher expense.

Corporate development expenses were lower in the current period than in the prior comparative periods. Corporate development efforts in the first quarter of fiscal 2017 involve due diligence activities which led to the eventual acquisition of AIM which owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. A NI 43-101 technical report for resource estimate was completed for the Fondaway Canyon project in April 2017. During the remaining quarters of fiscal 2017, nominal efforts were sustained on corporate development as Canarc focused on detailed data review of the Fondaway Canyon project and development of a new structural model for gold mineralization to prepare for a Phase 1 exploration program which included ground magnetic survey, rock chip sampling and permitting, and on the 7 hole diamond drilling program which was mobilized and completed in the fourth quarter. In the first and second quarters of 2018, corporate development efforts continued at a reduced level which involve site visits and preliminary discussions and technical overview of possible projects of merit which have possible near term gold mining properties but such discussions did not advance. Negligible corporate development was done in the third quarter as Canarc focused on a 3D model for Fondaway Canyon property, various scenarios for processing concentrates into gold dore bars at the New Polaris property site, and mobilization of the trenching and exploration program for Windfall Hills property. Corporate development activities increased in the fourth quarter with a heightened emphasis on “elephant hunting” in seeking projects with potential to be discoveries. These efforts in the last quarter of 2018 culminated in two property option agreements for the Princeton (British Columbia, Canada) and Hard Cash and Nigel (Nunavut, Canada) properties and staking of 92 mining claims in northwestern Nevada (USA).

Remuneration for employees in 2018 was lower than 2017. Employee remuneration directly related to mineral exploration projects and corporate development were allocated to those specific activities rather than to operations, in which in the first quarter of 2017 Canarc was active in its due diligence on the Fondaway Canyon project. Canarc accomplished financial and corporate milestones in fiscal 2016 which resulted in the assessment and payment of bonuses to senior officers and directors for strategic guidance which were not determinable in 2016 as resolved by Canarc’s Compensation Committee in the first quarter of 2017 which contributed to significant remunerations in that quarter. In the remaining three quarters of 2017, employee remuneration was lower due to management allocations to the Fondaway Canyon project for the technical report for the resource estimate and for implementation of the Phase 1 drilling program for that project which was completed in December 2017. The slight increase in the fourth quarter relative to the second and third quarters of 2017 was the year end settlement for banked time and unused vacation time due to the added responsibilities by personnel in advancing Canarc’s projects during the fiscal year. No bonuses were assessed for fiscal 2017 resulting in lower payouts in employer remuneration in the first quarter of fiscal 2018. Remuneration for employees was substantially lower in the first quarter of 2018 than in the same quarter in 2017 but significantly higher in the second quarter of 2018 than the first quarter of 2018. In the second quarter of 2018, the departure of a senior officer resulted in the incurrence of severance pay which increased employee remuneration. Remuneration for employees was lower in the third quarter than comparable quarters in 2018 and 2017 due to the departure of a senior officer at the end of June 2018. Heightened corporate development efforts, active exploration programs for the Windfall Hills, Princeton and Hard Cash properties, and ongoing assessment of scenarios for processing concentrates into gold dore bars at the New Polaris property site would reduce technical employee remuneration in the fourth quarter of 2018 as these costs would be allocated to the applicable projects. Such reduction would be offset by the employment of a non technical senior officer in October 2018.

Canarc Resource Corp.

Form 20-F

Overall general and administrative expenses were comparable for both 2018 and 2017 but were affected by different expense segments. Audit, tax and legal expenses were similar for both fiscal periods as audit fees did not change, and no changes in corporate tax issues, and legal fees for debt settlement in 2018 were applied against the recovery of the debt principal. Office and sundry are similar across comparative quarters given the fixed nature of such expense; such expense was higher in the third quarter of 2017 due to the office move to its own new facilities. Regulatory expenses are generally higher in the second quarter as Canarc normally holds its annual general shareholders in June of its fiscal year. Expenses for its annual general meeting were higher in the second quarter of 2017 as Canarc sought shareholder approval for changes in the corporate articles and increased the number of stock options grantable under its stock option plan, which Canarc sought greater shareholder notification in both Canada and the US. Regulatory expenses for the third and fourth quarters of both comparable fiscal periods were similar. Rent increased in 2018 for a full year of office rent, due to the office move and Canarc having its own primary office facilities beginning in July 2017.

In the first quarter of fiscal 2017, shareholder communications and marketing programs were initiated to specifically create market awareness of Canarc’s acquisition of AIM along with its 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates and one gold property in Idaho, and has two royalty interests on other properties. A NI 43-101 resource estimate was completed for Fondaway Canyon in May 2017. These activities subsided in the remaining quarters relative to the first quarter of 2017 given the stagnancy in the markets, and such reduced efforts continued into fiscal 2018 resulting in lower comparable expenses.

Share-based payments were lower in 2018 than in 2017 with ongoing vesting provisions of outstanding stock options. In June 2017, stock options for 2.25 million common shares which were performance based were fully vested by Canarc’s Board of Directors. Also in the same month, Canarc granted 3.1 million stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. In September 2017, additional stock options for 500,000 common shares were granted to an employee, with an exercise price of CAD$0.09 and expiry date of September 13, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. Share-based payments would be higher in those respective quarters of fiscal 2017. In late June 2018, the departure of a senior officer resulted in the forfeiture of unvested stock options which would reduce share-based payments with vested stock options being cancelled in July 2018. Also at the end of June 2018, Canarc granted 3,250,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. Then in November 2018, Canarc granted 1,000,000 stock options to an officer of which 500,000 stock options have an exercise price of CAD$0.05 and 500,000 stock options with an exercise price of CAD$0.06 and an expiry date of November 12, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Interest income is earned from Canarc’s premium investment savings account which is interest bearing and its guaranteed investment certificate which matured in August 2018. Canarc’s cash resources are expended on mineral exploration and operating activities, given Canarc does not have any sources of revenues or operating cash inflows, which can be expected to reduce interest bearing investments but have been offset by several rate hikes by the central bank since July 2017. As cash resources are expended, interest income can be expected to be commensurately lower.

Change in the fair value of marketable securities is attributable to disposition of marketable securities, the quoted market price changes in investments in shares, and impairment if any. Marketable securities are classified as financial assets at fair value through profit or loss with any resulting gains or losses in fair values being recognized in profit or loss. Canarc disposed of marketable securities in the second quarter of 2017 and realized gains thereto but had realized losses from dispositions in the third quarter of 2017. The net decreases in the market prices of marketable securities at the end of the third quarter further contributed to the recognition of losses in the fair values of held for trading financial assets, which were slightly offset by gains in the fourth quarter of 2017. Canarc’s shareholdings decreased in fair value in the first quarter of 2018, then increased in the second quarter, significantly decreased in the third quarter and again increasing in the fourth quarter as market prices of its financial instruments fluctuate to market conditions; there were no dispositions of marketable securities in 2018.

Flow through financing costs represent the tax effects for using the look back rule for Canarc’s flow through private placement whereby the subscriber was eligible to write off flow through expenditures in 2017 whereas Canarc fully expended the flow through funds in 2018.

Canarc Resource Corp.

Form 20-F

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

Foreign exchange gain or loss reflects the transactional impact from the foreign exchange fluctuations of the US$ relative to the CAD$ and the translation effects to Canarc’s functional currency which is the CAD$; its reporting or presentation currency is the US$. Upon the acquisition of AIM in March 2017, foreign exchange was affected by the translation effects of the US$ for Canarc’s wholly owned US subsidiaries.

On February 12, 2018, Canarc entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 shall be repaid in full in 2018, which loan had been written off in 2014. Legal fees, a portion of which is subject to a contingency fee, were netted against the loan principal.

Canarc received $12,000 from Brownstone in 2018 and recognized a recovery for the Silver King property. In the second quarter of 2017, the FG Gold property was written off.

The income tax recovery is the allocation of the premium in the flow through private placement which closed in April 2017 on a pro rata basis of exploration expenditures incurred during the period. Canarc mobilized its exploration and trenching program for the Windfall Hills project in September 2018 given delays from forest fire issues in the immediate area. Flow through exploration programs for the Princeton and Hard Cash were implemented in the fourth quarter in 2018, and for the FG Gold property in 2017.

As at December 31, 2018, the Company has mineral property interests which are comprised of the following:

Canarc Resource Corp.

Form 20-F

	Canada						USA
($000s)	British Columbia				Nunavut

	New Polaris	Windfall Hills	FG Gold	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total

Acquisition Costs:

Balance, December 31, 2016	$3,858	$349	$19	$-	$-	$-	$-	$-	$-	$4,226
Acquisition of subsidiary	-	-	-	-	-	-	2,183	-	-	2,183
Additions, net of recoveries	6	-	28	-	-	-	44	-	-	78
Foreign currency translation adjustment	11	25	1	-	-	-	(54)	-	-	(17)
Write off	-	-	(48)	-	-	-	-	-	-	(48)
Balance, December 31, 2017	3,875	374	-	-	-	-	2,173	-	-	6,422
Additions, net of recoveries	6	-	-	-	9	2	12	23	10	62
Foreign currency translation adjustment	7	(30)	-	-	-	-	(175)	-	-	(198)
Balance, December 31, 2018	$3,888	$344	$-	$-	$9	$2	$2,010	$23	$10	$6,286

Deferred Exploration Expenditures:

Balance, December 31, 2016	$5,817	$447	$6	$-	$-	$-	$-	$-	$-	$6,270
Additions, net of recoveries	27	44	14	-	-	-	1,090	-	-	1,175
Foreign currency translation adjustment	587	31	1	-	-	-	-	-	-	619
Write off	-	-	(21)	-	-	-	-	-	-	(21)
Balance, December 31, 2017	6,431	522	-	-	-	-	1,090	-	-	8,043
Additions, net of recoveries	88	150	-	69	120	-	351	1	-	779
Foreign currency translation adjustment	(741)	(42)	-	-	-	-	(88)	-	-	(871)
Balance, December 31, 2018	$5,778	$630	$-	$69	$120	$-	$1,353	$1	$-	$7,951

Mineral property interests:
Balance, December 31, 2017	$10,306	$896	$-	$-	$-	$-	$3,263	$-	$-	$14,465
Balance, December 31, 2018	9,666	974	-	69	129	2	3,363	24	10	14,237

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

In early July 2017, Canarc terminated the property option agreement with Eureka and wrote off the FG Gold project at June 30, 2017.

As at December 31, 2017, Canarc has mineral property interests which are comprised of the following:

	British Columbia (Canada)			USA	Mexico
($000s)	New Polaris	Windfall Hills	FG Gold	Fondaway Canyon	El Compas	Total

Acquisition Costs:

Balance, December 31, 2015	$3,851	$339	$-	$-	$1,126	$5,316
Additions	2	-	19	-	-	21
Disposition of subsidiary	-	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	-	130	145
Balance, December 31, 2016	3,858	349	19	-	-	4,226
Acquisition of subsidiary	-	-	-	2,183	-	2,183
Additions, net of recoveries	6	-	28	44	-	78
Foreign currency translation adjustment	11	25	1	(54)	-	(17)
Write off	-	-	(48)	-	-	(48)
Balance, December 31, 2017	$3,875	$374	$-	$2,173	$-	$6,422

Deferred Exploration Expenditures:

Balance, December 31, 2015	$5,556	$356	$-	$-	$183	$6,095
Additions, net of recoveries	12	80	6	-	393	491
Disposition of subsidiary	-	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	-	260
Balance, December 31, 2016	5,817	447	6	-	-	6,270
Additions, net of recoveries	27	44	14	1,090	-	1,175
Foreign currency translation adjustment	587	31	1	-	-	619
Write off	-	-	(21)	-	-	(21)
Balance, December 31, 2017	$6,431	$522	$-	$1,090	$-	$8,043

Mineral property interests:
Balance, December 31, 2016	$9,675	$796	$25	$-	$-	$10,496
Balance, December 31, 2017	10,306	896	-	3,263	-	14,465

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

Canarc Resource Corp.

Form 20-F

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

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
($000s)	2018	2017

Cash	$2,329	$4,304
Working capital	2,897	4,944

Canarc Resource Corp.

Form 20-F

Canarc has no sources of operating revenues, and ongoing operating expenses continue to reduce its cash resources and working capital. Operating losses continued to be incurred for ongoing activities of Canarc in seeking an appropriate joint venture partner for the New Polaris property and reviewing various processes for treating concentrates to produce gold doré bars, in exploring the Windfall Hills, Hard Cash, Princeton and AIM properties and staking additional property claims and in pursuing new projects of merit.

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

The Sale Transaction with Endeavour closed on May 27, 2016 at which time Canarc received 2,147,239 free-trading common shares of Endeavour with a fair value of CAD$3.99 per share at that date. During 2016, Canarc realized proceeds of CAD$11.6 million from the disposition of common shares of Endeavour. Canarc did not dispose of any Endeavour shares in 2017 and 2018.

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

In 2016, Canarc entered into a debt settlement with a creditor whereby a debt of $138,000 was settled with a cash payment of $33,000, resulting in a gain on debt settlement of $105,000.

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

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

Canarc Resource Corp.

Form 20-F

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

In fiscal 2017, Canarc realized proceeds of CAD$135,100 from the disposition of marketable securities and invested CAD$220,000 in strategic investments plus additional strategic investments of CAD$375,000 in January 2018 of which CAD$200,000 was rescinded and returned to Canarc.

On February 12, 2018, Canarc entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which was previously written off in 2014, will be repaid in full in 2018 as follows:

Date	Principal (1)
($000s)
February 14, 2018 (received)	$25
June 30, 2018 (received)	25
September 30, 2018 (received)	85
December 31, 2018 (received in January 2019)	85
$220

(1)
Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be cancelled. From June to December 2018, Canarc purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; the shares were cancelled in 2018.

In October 2018, Canarc entered into a property option agreement for its Silver King property with Brownstone whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. Canarc will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

In December 2018, Canarc issued 100,000 common shares at a value of CAD$0.05 per share to Silver Range for the Hard Cash and Nigel properties

Canarc Resource Corp.

Form 20-F

In fiscal 2018, Canarc granted the following stock options:
-
3,250,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
1 million stock options to a senior officer, of which 500,000 options have an exercise price of CAD$0.05 and 500,000 options have an exercise price of CAD$0.06 and an expiry date of November 12, 2023, and which are subject to vesting provisions whereby 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

As at December 31, 2018, Canarc’s marketable securities have a fair value of $719,000.

In the first quarter of 2019, Canarc granted the following stock options:
-
700,000 stock options to consultants with an exercise price of $0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
300,000 stock options to a director with an exercise price of CAD$0.08 and an expiry date of March 21, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

At December 31, 2018, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton:
On or before:
January 31, 2019 (expended)	-	1	-	-	-
December 31, 2019	-	340	-	-	-
December 31, 2020	-	460	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Hard Cash and Nigel:
On or before:
November 23, 2019	20	-	-	-	200,000
November 23, 2020	30	-	-	-	300,000
November 23, 2021	40	-	-	-	400,000
November 23, 2022	50	-	-	-	500,000
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Other:
Success fee	-	-	10	-	-

	$4,140	$801	$2,510	$35	1,550,000

(1)
Advance royalty payments of $355,000 remain payable as at December 31, 2018 with annual payments of $35,000. Items 4.A and 4.D provide further details.

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million. Items 4.A and 4.D provide further details.

Canarc Resource Corp.

Form 20-F

These amounts may be reduced in the future as Canarc determines which properties to continue to explore and which to abandon.

Canarc has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2018.

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

5.E Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Company’s audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

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

Canarc Resource Corp.

Form 20-F

5.F Tabular Disclosure of Contractual Obligations

As the Company performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as the Company narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, the Company must make payments to the optionors as follows as at December 31, 2018:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$169	$46	$123	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments (1)	-	-	-	-	-	355	35	105	105	110

Total	$169	$46	$123	$-	$-	$355	$35	$105	$105	$110

(1)
Advance royalty payments of $355,000 remain payable as at December 31, 2018 with annual payments of $35,000. Items 4.A and 4.D provide further details.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2018, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2019	$46
2020	47
2021	48
2022	28

$169

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
●
risks related to the volatility of the Company’s common stock; and
●
risks related to the possible dilution of the Company’s common stock,

as well as other risks and uncertainties detailed in this annual report and from time to time in the Company’s other SEC filings.

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

Canarc Resource Corp.

Form 20-F

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

In accordance with the provisions of the Business Corporations Act (British Columbia) the overall control of the business and affairs of the Company is vested in its board of directors. The board of directors of the Company currently consists of five members elected by the shareholders of the Company at each annual meeting of shareholders of the Company.

The directors and senior management of Canarc as of April 23, 2019 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with the Company and Period of Service
COOKE, Bradford (5), (6) British Columbia, Canada
Chairman and Director of Canarc Resource Corp.
(since January 22, 1987);
Chief Executive Officer
(from January 22, 1987 to January 13, 2014 and
from June 29, 2018 to October 17, 2018);
Chief Executive Officer and Director of Endeavour Silver Corp.
(since July 25, 2002).
Chairman and Director of Canarc Resource Corp. (since January 22, 1987)
MALHOTRA, Deepak (2), (3), (5) Colorada, USA	President of Pro Solv Consulting, LLC (since July 2018); President of Resource Development Inc. (from June 1993 to July 2018).	Director (since June 29, 2015)
BURIAN, Martin (2), (4), (6) British Columbia, Canada
Managing Director of RCI Capital Group
(since January 2018);
Chief Financial Officer (part time) of Heffel Fine Art Auction House
(since April 2016);
Chief Financial Officer of ML Gold Ltd. (formerly, Cap-Ex Iron Ore Ltd.)
(from July 2013 to May 2017);
Director and Chief Financial Officer of Tinkerine Studio Ltd.
(from February 2014 to February 2016);
Managing Director of Investment Banking for Haywood Securities Inc.
(from November 2010 to May 2013)
Director (since November 1, 2013)
HOFFMANN, Kai (2), (3), (4) Director British Columbia, Canada
CEO of NorthStar Communications Canada Corp. (since August 2018);
CEO of Soar Financial Canada Corp. (Oreninc) (since August 2016);
Managing Director of TK News Services UG (haftungsbeschraenkt)
(since July 2012);
Managing Director of NorthStar Communications GmbH
(since February 2011)
Director (since June 29, 2018)
ELDRIDGE, Scott British Columbia, Canada
Director of Canarc Resource Corp.
(since June 29, 2018);
Director (since June 26, 2017) and CEO of Arctic Star Exploration Corp. (from June 26, 2017 to Oct. 23, 2018);
CFO of Amarillo Gold Corporation
(from October 8, 2014 to November 4, 2017);
President and CEO of Euroscandic International Group
(from October 2008 to October 2017)
Chief Executive Officer (since October 17, 2018)
BILES, Garry British Columbia, Canada	Vice-President, Mining, of Canarc Resource Corp. (from March 1, 2007 to May 31, 2008)	President and Chief Operating Officer (since June 1, 2008)
MARGOLIS, Jacob Nevada, USA
Exploration Manager for Canarc Resource Corp.
(from May 2017 to December 2017);
Consulting geologist
(from July 2014 to May 2017);
Exploration Manager for Redstar Gold Corp.
(from March 2014 to July 2014)
Vice-President (Exploration) (since January 2018)
YEE, Philip British Columbia, Canada
Chief Financial Officer and Vice-President (Finance) of Aztec Minerals Corp.
(since July 2016);
Chief Financial Officer, Vice-President (Finance) and Director of Caza Gold Corp.
(from November 2007 to February 2017)
Chief Financial Officer and Vice-President (Finance) (since June 2005); Secretary (since December 2015)

(1)
Unless otherwise stated above, each of the above-named persons has held the principal occupation or employment indicated for at least five years.
(2)
Members of the Audit Committee.
(3)
Members of the Compensation Committee.
(4)
Members of the Nomination Committee.
(5)
Members of the Technical Committee.
(6)
Members of the Investment Committee.

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

During the fiscal period ended December 31, 2018, the aggregate compensation incurred by the Company to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$1.1 million of which CAD$238,000 was for bonus.

The table below discloses information with respect to executive compensation paid by the Company to its directors and officers for the fiscal year ended December 31, 2018. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

Canarc Resource Corp.

Form 20-F

SUMMARY OF COMPENSATION
PAID TO DIRECTORS AND OFFICERS
(in terms of Canadian dollars)
Name and principal position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation (3) ($)		Pension value (5) ($)	All other compensation (6) ($)	Total compensation (7) ($)
					Annual incentive plans (3)	Long-term incentive plans (4)
Bradford J. Cooke (8)	2018	Nil	Nil	$24,699	Nil	Nil	Nil	$10,000	$34,699
Director, Chairman and former Chief Executive Officer	2017	Nil	Nil	$43,421	Nil	Nil	Nil	$85,000	$128,421
	2016	Nil	Nil	$13,750	Nil	Nil	Nil	Nil	$13,750
Martin Burian	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$4,000	$20,446
Director	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$15,000	$41,052
	2016	Nil	Nil	$2,375	Nil	Nil	Nil	$4,500	$6,875
Deepak Malhotra	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$4,000	$20,446
Director	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$14,500	$40,552
	2016	Nil	Nil	$2,375	Nil	Nil	Nil	$3,500	$5,875
Kai Hoffmann (9)	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$2,000	$18,446
Director	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Scott Eldridge (10)	2018	$43,738	Nil	$45,306	Nil	Nil	Nil	$2,000	$91,044
Director and Chief Executive Officer	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Leonard Harris (11)	2018	Nil	Nil	N/A	Nil	Nil	Nil	$2,000	$2,000
Former Director	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$13,000	$39,052
	2016	Nil	Nil	$5,375	Nil	Nil	Nil	$3,000	$8,375
Catalin Kilofliski (12)	2018	$117,517	Nil	N/A	$237,981	Nil	Nil	Nil	$355,498
Former Chief Executive Officer	2017	$257,513	Nil	$60,789	$175,000	Nil	Nil	Nil	$493,302
	2016	$246,067	Nil	$12,000	Nil	Nil	Nil	Nil	$258,067
Garry D. Biles	2018	$206,923	Nil	$20,558	Nil	Nil	Nil	Nil	$227,481
President and COO	2017	$208,461	Nil	$52,105	$125,000	Nil	Nil	Nil	$385,566
	2016	$210,000	Nil	$14,750	$30,000	Nil	Nil	Nil	$254,750
Jacob Margolis (13)	2018	$149,819	Nil	$8,223	Nil	Nil	Nil	Nil	$158,042
Vice-President, Exploration	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Philip Yee	2018	$117,097	Nil	$12,335	Nil	Nil	Nil	Nil	$129,432
Chief Financial Officer and Vice-President, Finance and Secretary	2017	$118,929	Nil	$30,394	$50,000	Nil	Nil	Nil	$199,323
	2016	$108,378	Nil	$6,375	$15,000	Nil	Nil	Nil	$129,753

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
(8)
Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 and acted an Interim Chief Executive Officer from June 29, 2018 to October 17, 2018, and continues to be Chairman and Director.
(9)
Mr. Kai Hoffmann was nominated to the Board of Directors effective June 29, 2018.
(10)
Mr. Scott Eldridge was nominated to the Board of Directors effective June 29, 2018 and was appointed Chief Executive Office effective October 17, 2018.
(11)
Mr. Leonard Harris retired from the Board of Directors on June 28, 2018.
(12)
Mr. Catalin Kilofliski ceased to be Chief Executive Officer effective June 28, 2018.
(13)
Dr. Jacob Margolis was appointed Vice-President (Exploration) effective January 5, 2018.

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of the Company.

The following table sets forth information concerning outstanding stock options under the Company’s Stock Option Plan as at December 31, 2018 to each director and officer of the Company. No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2018:

SUMMARY OF STOCK OPTIONS
GRANTED TO DIRECTORS AND OFFICERS
From January 1, 2018 to December 31, 2018

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chairman and Director	June 29, 2018 (1)	Common shares	600,000	$0.08	June 29, 2023
Martin Burian Director	June 29, 2018 (1)	Common shares	400,000	$0.08	June 29, 2023
Deepak Malhotra Director	June 29, 2018 (1)	Common shares	400,000	$0.08	June 29, 2023
Kai Hoffmann Director	June 29, 2018 (1)	Common shares	400,000	$0.08	June 29, 2023
Scott Eldridge Director and Chief Executive Officer	June 29, 2018 (1)	Common shares	400,000	$0.08	June 29, 2023
	November 12, 2018 (1)	Common shares	500,000	$0.05	November 12, 2023
	November 12, 2018 (1)	Common shares	500,000	$0.06	November 12, 2023
Garry Biles President and Chief Operating Officer	June 29, 2018 (1)	Common shares	500,000	$0.08	June 29, 2023
Jacob Margolis Vice-President (Exploration)	June 29, 2018 (1)	Common shares	200,000	$0.08	June 29, 2023
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary	June 29, 2018 (1)	Common shares	300,000	$0.08	June 29, 2023

(1)
These stock options are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

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

Compensation of Directors

Mr. Bradford J. Cooke, the former Chief Executive Officer and a Director of Canarc, previously received compensation as consideration for his duties as an operating officer of Canarc; Mr. Cooke resigned as Chief Executive Officer on January 13, 2014 and was again Chief Executive Officer (Interim) from June 29, 2018 to October 17, 2018 but remains Chairman and a Director. At a Compensation Committee meeting held on March 14, 2017, Mr. Cooke received a bonus of CAD$75,000 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions.

At Compensation Committee meetings held annually, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. At a Compensation Committee meeting held on March 14, 2017, all Directors received a one-time bonus of CAD$10,000 for the financial turn-around of Canarc which significantly improved in its financial resources and working capital. In March 2018, the Compensation Committee approved quarterly stipends to Board members in which the Chairman shall receive CAD$2,500 per quarter and each Director shall receive CAD$1,000 per quarter, excluding a director who is an executive officer. In March 2019, the Compensation Committee re-approved Board and Committee fees for 2019.

During the year ended December 31, 2018, Canarc granted 2.2 million stock options to directors with an exercise price of CAD$0.08 and an expiry date of June 29, 2023 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. Performance based stock options for 750,000 common shares which were granted in 2016 to a director fully vested in 2017.

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

Canarc Resource Corp.

Form 20-F

No funds were set aside or accrued by the Company or its subsidiaries during the year ended December 31, 2018 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

During the year ended December 31, 2018, Canarc granted 2 million stock options to senior officers as follows:
-
1 million stock options with an exercise price of CAD$0.08 and an expiry date of June 29, 2023;
-
500,000 stock options with an exercise price of CAD$0.05 and an expiry date of November 12, 2023; and
-
500,000 stock options with an exercise price of CAD$0.06 and an expiry date of November 12, 2023.

These stock options are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Performance based stock options for 1.5 million common shares which were granted in 2016 to senior officers fully vested in 2017.

Other Compensation

Mr. Bradford Cooke received a bonus of CAD$75,000 in 2017 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions. In 2017 each Director received a one-time bonus of CAD$10,000 for the financial turn-around of Canarc which significantly improved in its financial resources and working capital.

Directors’ and Officers’ Liability Insurance

On October 17, 2015, Canarc renewed its annual directors and officers liability insurance coverage of CAD$5 million for a net premium of CAD$15,000. On October 17, 2016, Canarc increased its directors and officers liability insurance coverage to CAD$10 million for an annual premium of CAD$20,000 which in turn was renewed for the same coverage for an annual premium of CAD$19,200 in 2017. The directors and officers liability insurance was again renewed for a coverage of CAD$10 million for a premium of CAD$20,000.

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

The Board of Directors

The Board currently consists of five directors, of which three directors (Messrs. Martin Burian, Deepak Malhotra and Kai Hoffmann) are currently “independent” in the context of the Policy. Mr. Bradford J. Cooke is not an independent director because he was the Chief Executive Officer of Canarc until his resignation on January 13, 2014 and was again Chief Executive Officer (Interim) from June 29, 2018 to October 17, 2018 but remains its Chairman and a Director. Mr. Scott Eldridge is not an independent director because he has been Chief Executive Officer of Canarc since October 17, 2018.

Directors are elected at the Company’s annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Bradford Cooke	32
Martin Burian	6
Deepak Malhotra	4
Kai Hoffmann	1
Scott Eldridge	1

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp.
Aztec Minerals Corp.
Radius Gold Inc.

Martin Burian	Ynvisible Interactive Inc.
Canvass Ventures Ltd.
Assure Holdings Corp.
Elysee Development Corp.
RBI Ventures Ltd.

Deepak Malhotra	Blackrock Gold Corp.
Cardero Resource Corp.

Scott Eldridge	Arctic Star Exploration Corp.

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

Bradford J. Cooke is the Chairman of the Board of Directors of Canarc. Martin Burian, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member given that Mr. Cooke as Chairman was the Chief Executive Officer until his resignation on January 13, 2014 and was again Chief Executive Officer (Interim) from June 29, 2018 to October 17, 2018.

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

●
the strategic planning process of the Company;
●
identification and management of the principal risks associated with the business of the Company;
●
planning for succession of management;
●
the Company's policies regarding communications with its shareholders and others; and
●
the integrity of the internal controls and management information systems of the Company.

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

Canarc Resource Corp.

Form 20-F

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Company’s Annual Information Form dated March 27, 2019.

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

At Canarc’s annual Compensation Committee, it was resolved that fees for Board Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. In 2018 and 2019, the Compensation Committee approved stipends for Board members whereby the Chairman will receive a quarterly fee of CAD$2,500 and Directors a quarterly fee of CAD$1,000.

Audit Committee

The Audit Committee is comprised of:
Chairman:                      Martin Burian
Members:                      Deepak Malhotra and Kai Hoffmann

The mandate of the Audit Committee is as follows:

The Audit Committee will assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

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

Canarc Resource Corp.

Form 20-F

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination in 2011 and Investment in 2017 and Technical in 2018 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Martin Burian (Chairman) Kai Hoffmann
The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.

Compensation	Deepak Malhotra (Chairman) Kai Hoffmann
The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors.

Technical	Deepak Malhotra
The Technical Committee is to provide technical expertise and advice to the Board of Directors with respect to strategies, opportunities, challenges, proposals, programs and budgets for mineral property acquisition, exploration, development and disposition.

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
● maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;
● developing and implementing procedures to regularly review;
● update and correct corporate disclosure information, including information on the Internet website;
● bringing this policy to the attention of directors, management and staff;
● monitoring compliance with this policy and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;
● reviewing this policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and
● ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in this policy.

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

6.D Employees

The Company’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 23, 2019, the Company had a staff of three full time and one part time employees based in Vancouver, BC, Canada.

Canarc Resource Corp.

Form 20-F

6.E Share Ownership

As at April 23, 2019, the share ownership and number of stock options of the directors and officers of the Company are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman and Director	9,010,580	4.13%	1,300,000	$0.06	December 8, 2020
			1,350,000	$0.08	July 7, 2021
			600,000	$0.08	June 29, 2023
			800,000	$0.10	July 17, 2019
			500,000	$0.10	June 2, 2022
			300,000	$0.08	March 21, 2024
Martin Burian Director	374,820	0.17%	200,000	$0.06	December 8, 2020
			300,000	$0.08	July 7, 2021
			400,000	$0.08	June 29, 2023
			300,000	$0.10	July 17, 2019
			300,000	$0.10	June 2, 2022
Deepak Malhotra Director	416,667	0.19%	200,000	$0.06	December 8, 2020
			300,000	$0.08	July 7, 2021
			400,000	$0.08	June 29, 2023
			300,000	$0.10	June 2, 2022
Kai Hoffmann Director	Nil	Nil%	400,000	$0.08	June 29, 2023
Scott Eldridge Chief Executive Officer	726,500	0.33%	500,000	$0.05	November 12, 2023
			500,000	$0.06	November 12, 2023
			400,000	$0.08	June 29, 2023
Garry Biles President and Chief Operating Officer	1,077,766	0.49%	1,400,000	$0.06	December 8, 2020
			1,050,000	$0.08	July 7, 2021
			500,000	$0.08	June 29, 2023
			800,000	$0.10	July 17, 2019
			600,000	$0.10	June 2, 2022
Jacob Margolis Vice-President (Exploration)	Nil	Nil%	200,000	$0.08	June 29, 2023
			500,000	$0.09	September 13, 2022
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary (Interim)	Nil	Nil%	600,000	$0.06	December 8, 2020
			600,000	$0.08	July 7, 2021
			300,000	$0.08	June 29, 2023
			400,000	$0.10	July 17, 2019
			350,000	$0.10	June 2, 2022

(1)
As at April 23, 2019, Canarc had 218,355,144 common shares issued and outstanding.

(2)
Common shares.

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases are at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be cancelled. From June to December 2018, Canarc purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share, all of which were cancelled in 2018. No further shares were purchased by Canarc in 2019.

All of the Company’s shareholders have the same voting rights.

Canarc Resource Corp.

Form 20-F

Details of all total outstanding options, warrants and other rights to purchase securities of the Company and its subsidiaries as at April 23, 2019 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 23, 2019 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

2,300,000	$0.10	July 17, 2014	July 17, 2019
3,700,000	$0.06	December 8, 2015	December 8, 2020
3,600,000	$0.08	July 7, 2016	July 7, 2021
2,050,000	$0.10	June 2, 2017	June 2, 2022
500,000	$0.09	September 13, 2017	September 13, 2022
3,250,000	$0.08	June 29, 2018	June 29, 2023
500,000	$0.05	November 12, 2018	November 12, 2023
500,000	$0.06	November 12, 2018	November 12, 2023
700,000	$0.07	February 22, 2019	February 22, 2024
300,000	$0.08	March 21, 2019	March 21, 2024

17,400,000	TOTAL

Of the 17,400,000 outstanding stock options, only 13,900,000 stock options are exercisable as at April 23, 2019.

Warrant Summary Chart

There were no outstanding warrants as of April 23, 2019.

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

As at March 31, 2019, the only persons or groups known to the Company to beneficially own 5% or more of the Company’s issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Company as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned (1)	Percentage of Class (2)
Common Shares	Canford Capital Inc. (3) Vancouver, British Columbia, Canada	11,300,000	5.18%

(1)
Common shares.

(2)
As at March 31, 2019, Canarc had 218,355,144 common shares issued and outstanding.

(3)
As at March 31, 2019, Canford Capital Inc. (“Canford”) owned 11,300,000 common shares of Canarc representing a 5.18% interest in Canarc. Canford acquired the 11.3 million common shares of Canarc pursuant to a private placement for CAD$1.13 million which closed in September 2012. In September 2012, Canarc and Canford had entered into a 120-day period of exclusivity to complete Canford’s due diligence and to execute a property option agreement to earn up to a 51% interest in the New Polaris gold project in return for up to a CAD$30 million investment in exploration and development of the property. In February 2013, Canarc entered into a Strategic Mine Acquisition Partnership (“SMAP”) with Canford for the purpose of acquiring, expanding and operating gold mines in North America. In March 2013, no formal SMAP agreement was executed, and Canford did not commit nor arrange financing for the proposed property option and joint venture to develop the New Polaris gold project nor for the SMAP to acquire operating gold mines in North America. Canford does not exert control over Canarc nor over its Board of Directors nor has any nominees appointed to its Board of Directors, is not actively involved in the operations of Canarc, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canarc, to the best of Canarc’s knowledge.

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

Canarc Resource Corp.

Form 20-F

In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases are at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be cancelled. From June to December 2018, Canarc purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share, all of which were cancelled in 2018. No further shares were purchased by Canarc in 2019.

All shares of Canarc, including all those held by any major shareholders, are common shares with similar voting rights. As of March 31, 2019 there were 218,355,144 common shares of Canarc which were issued and outstanding. Based on the records of Canarc’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 444 registered holders of Canarc’s common shares resident in the United States (71.73% of all registered holders) holding 64,728,717 common shares. This number represents approximately 29.64% of the total issued and outstanding common shares of Canarc at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 23, 2019, there is no arrangement known to the Company which may at a subsequent date result in a change of control of the Company.

7.B Related Party Transactions

For the fiscal year ended December 31, 2018, the Company had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Canarc Resource Corp.

Form 20-F

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2018, 2017 and 2016 include:

				Net balance receivable (payable)
($000s)	Years ended December 31,			as at December 31,
	2018	2017	2016	2018	2017

Key management compensation:
Executive salaries and remuneration (1)	$490	$720	$460	$-	$-
Severance	184	-	-	-	-
Directors fees	27	98	8	(7)	(2)
Share-based payments	118	351	245	-	-
	$819	$1,169	$713	$(7)	$(2)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	2	(16)	(41)	1	1

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in the Company’s audited financial statements and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2018 (being the commencement of the Company’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

Canarc Resource Corp.

Form 20-F

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

(a)
Consolidated Statements of Financial Position as of December 31, 2018 and 2017;
(b)
Consolidated Statements of Comprehensive (Loss) Income for each of the years ended December 31, 2018, 2017 and 2016;
(c)
Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2018, 2017 and 2016;
(d)
Consolidated Statements of Cash Flows for each of the years ended December 31, 2018, 2017 and 2016; and
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

8.B Significant Changes

There has been no significant change in the financial condition of the Company since December 31, 2018 other than as disclosed in this Form 20-F and in the Company’s continuous disclosure documents.

ITEM 9. THE OFFER AND LISTING
9.A Offer and Listing Details

The Company’s common shares are traded on the TSX in Canada under the symbol “CCM”.

In the United States, the Company’s common shares are quoted for trading on the Over-the-Counter Bulletin Board through March 19, 2015 and since that date on the OTCQB Marketplace under the symbol “CRCUF”.

In relation to the OTCBB and OTCQB, any quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

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

Canarc Resource Corp.

Form 20-F

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

(a)
The following changes may be made by ordinary resolution or directors’ resolution, as determined by the board of directors:

Canarc Resource Corp.

Form 20-F

●
creating or cancelling one or more classes or series of shares;
●
changing the maximum number of shares that the Company is authorized to issue;
●
consolidating or subdividing all or any of the Company’s issued or unissued shares;
●
altering the share capital and authorized capital structure, where permitted by the BCBCA; and

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

10.C Material Contracts

The following executive employment agreements are in effect:

-
An Employment Agreement between Canarc and Mr. Scott Eldridge was signed on October 15, 2018, in respect of Mr. Eldridge’s capacity as Chief Executive Officer for Canarc. The employment agreement provides that Mr. Eldridge’s base remuneration is CAD$160,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

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

-
An Executive Employment Agreement between Canarc and Mr. Philip Yee was signed on June 26, 2014, as amended on February 9, 2017, in respect of Mr. Yee’s capacity as Chief Financial Officer for Canarc. The employment agreement provides that Mr. Yee’s base remuneration is CAD$193,500 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. As amended on February 9, 2017, Mr. Yee’s base remuneration will be shared equally with AzMin.

-
A Consulting Services Agreement between Canarc and Dr. Jacob Margolis was signed on January 5, 2018, in respect of Dr. Margolis’ capacity as Vice-President of Exploration for Canarc. The consulting agreement provided that Dr. Margolis’ remuneration is US$11,000 per month. The consulting agreement has a term which is effective January 5, 2018 and terminated on December 31, 2018 but was renewed effective January 4, 2019 and terminates on December 31, 2019.

-
On January 10, 2014, as amended June 26, 2014 and then amended December 8, 2015, an Executive Employment Agreement between Canarc and Mr. Catalin Kilofliski was signed in respect of Mr. Kilofliski’s capacity as Chief Executive Officer for Canarc. The employment agreement provides that Mr. Kilofliski’s base remuneration is CAD$225,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc. In June 2018, Mr. Kilofliski’s employment was terminated upon payment of his severance.

Canarc Resource Corp.

Form 20-F

For the two years immediately preceding April 23, 2019, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group was a party, and other than as disclosed in this Form 20-F. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

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

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Controlled Foreign Company

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Companys ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

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

Canarc Resource Corp.

Form 20-F

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

Quantitative and qualitative disclosures about market risk are provided in Canarc’s audited consolidated financial statements for the year ended December 31, 2018 and the notes thereto.

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2018.

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

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2018, the Company had a working capital of $2.9 million (2017 – $4.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2019.

The following schedule provides the contractual obligations related to the deferred royalty payments as at December 31, 2018:

	Payments due by Period
	(US$000)
					After
	Total	Less than 1 year	1-3 years	3-5 years	5 years

Deferred royalty payments	$355	$35	$105	$105	$110

Total	$355	$35	$105	$105	$110

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

Canarc Resource Corp.

Form 20-F

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	2018	2017

Cash	$2,288	$4,118
Marketable securities	719	787
Receivables	17	100
Accounts payable and accrued liabilities	(215)	(104)
Flow through premium liability	-	(54)

Net financial assets (liabilities), December 31	$2,809	$4,847

Based upon the above net exposure as at December 31, 2018 and assuming all other variables remain constant, a 10% (2017 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $281,000 (2017 - $727,000) in the cumulative translation adjustment in the Company’s shareholders’ equity..

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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2018 and assuming all other variables remain constant, a net increase or decrease of 50% (2017 - 60%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $360,000 (2017 - $472,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on February 7, 2018. In June 2018, the normal course issuer bid was again adopted whereby the Company may acquire up to 10.9 million common shares of the Company until June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria in a framework developed by the Company’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

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

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Martin Burian qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

16.B Code of Ethics

The Company has adopted a formal written code of ethics as posted on its website at https://canarc.net/_resources/governance/Code-of-Ethics.pdf.

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

During the fiscal year ended December 31, 2018, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2018 Fiscal Year (CAD$)	2017 Fiscal Year (CAD$)

(a) Audit Fees	$35,000	$35,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	$3,500	$3,500

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2019, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2019 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2019, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

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

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Company and Affiliated Purchasers

Issuer Purchases of Equity Securities
	(a)	(b)	(c)	(d)
Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to 31, 2018 (1)	86,000	$0.06	2,644,500	8,214,979
February 1 to 28, 2018	Nil
March 1 to 31, 2018	Nil
April 1 to 30, 2018	Nil
May 1 to 31, 2018	Nil
June 1 to 30, 2018 (2)	23,000	$0.05	23,000	10,911,657
July 1 to 31, 2018 (2)	65,000	$0.04	88,000	10,846,657
August 1 to 31, 2018 (2)	48,000	$0.04	136,000	10,798,657
September 1 to 30, 2018 (2)	72,000	$0.03	208,000	10,726,657
October 1 to 31, 2018 (2)	184,000	$0.03	392,000	10,542,657
November 1 to 30, 2018 (2)	46,000	$0.03	438,000	10,496,657
December 1 to 31, 2018 (2)	Nil
Total	524,000

(1)
In February 2017, Canarc received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

(2)
In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases are at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc will be cancelled. From June to December 2018, Canarc purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share, all of which were cancelled in 2018. No further shares were purchased by Canarc in 2019.

16.F Change in Company’s Certifying Accountant

None.

Canarc Resource Corp.

Form 20-F

16.G Corporate Governance

Not applicable.

16.H Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2018, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Canarc Resource Corp.

Form 20-F

PART III
ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1 Report of Independent Registered Public Accounting Firm dated March 21, 2019	110-111
1.2 Consolidated statements of financial position as at December 31, 2018 and 2017 together with the consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2018, 2017 and 2016.
112-116

ITEM 19. EXHIBITS

Exhibits
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia), previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
1-2	Shareholders Right Plan dated April 30, 2005, previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
8-1	List of Material Subsidiaries
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)
13-1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Catalin Chiloflischi)
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)
15-1	Resource Potential, New Polaris Project (dated March 14, 2007), previously furnished on Form 6-K with the SEC in July 2008 and incorporated herein by reference
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011), previously furnished on Form 6-K with the SEC in July 2011 and incorporated herein by reference
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference
15-5	Technical Report for the El Compas Project (dated January 19, 2016), previously furnished on Form 6-K with the SEC in February 2016 and incorporated herein by reference
15-6	Technical Report for the Fondaway Canyon Project (dated April 3, 2017), previously furnished on Form 6-K with the SEC in May 2017 and incorporated herein by reference
15-7	New Polaris Gold Project, 2019 Preliminary Economic Assessment (dated February 28, 2019), previously furnished on Form 6-K with the SEC in April 2019 and incorporated herein by reference

Canarc Resource Corp.

Form 20-F

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 26, 2019.

CANARC RESOURCE CORP.
Per:

/s/ Scott Eldridge
Scott Eldridge, Chief Executive Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in United States dollars)

Years ended December 31, 2018 and 2017

Canarc Resource Corp.

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANARC RESOURCE CORP.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Canarc Resource Corp. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018, 2017 and 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in note 3 to the consolidated financial statements, the Company has changed its accounting policies for financial instruments as of January 1, 2018 due to the adoption of IFRS 9, Financial Instruments.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has an accumulated deficit of $46,702,000 as at December 31, 2018. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Canarc Resource Corp.

Form 20-F

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada
March 21, 2019

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Financial Position
(expressed in thousands of United States dollars)

		December 31,
	Notes	2018	2017

ASSETS

CURRENT ASSETS
Cash		$2,329	$4,304
Marketable securities	7(a) and 8	719	787
Receivables and prepaids	14	87	100
Promissory note receivable	6	59	-
Total Current Assets		3,194	5,191

NON-CURRENT ASSETS
Mineral property interests	7(b) and 9	14,237	14,465
Equipment	10	80	107
Total Non-Current Assets		14,317	14,572
Total Assets		$17,511	$19,763

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	11(b) and 14	$262	$158
Flow through premium liability	11(c)	-	54
Deferred royalty liability, current	7(b) and 11(d)	35	35
Total Current Liabilities		297	247

LONG TERM LIABILITIES
Deferred royalty liability, long term	7(b) and 11(d)	130	136
Total Liabilities		427	383

SHAREHOLDERS' EQUITY
Share capital	12(b)	66,305	66,328
Reserve for share-based payments		734	1,101
Accumulated other comprehensive loss		(3,253)	(1,995)
Deficit		(46,702)	(46,054)
Total Shareholders' Equity		17,084	19,380
Total Liabilities and Shareholders' Equity		$17,511	$19,763

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian

Director	Director

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Comprehensive (Loss) Income
(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2018	2017	2016

Expenses:
Amortization	10	$24	$14	$-
Corporate development	13 and 14	49	57	136
Employee and director remuneration	14	590	792	461
General and administrative	13 and 14	223	236	193
Shareholder relations		52	171	311
Share-based payments	12(c) and 14	118	366	301

Loss before the undernoted		(1,056)	(1,636)	(1,402)

Interest and other income		44	52	28
Change in fair value of marketable securities	8	(140)	(293)	3,205
Flow through financing costs	11(b)	(4)	-	-
Gain from debt settlement	11(a)	-	-	108
Interest and finance charges	11(d)	(30)	(23)	-
Foreign exchange (loss) gain		(156)	-	16
Recovery of promissory note receivable	6	152	-	10
Recovery (write off) of mineral property interest	9(a)(iii) and (b)(iii)	12	(67)	-
Write off of equipment	10	(1)	-	-

Net (loss) income from continuing operations before income tax		(1,179)	(1,967)	1,965

Income tax recovery from continuing operations	11(c)	54	7	-

Net (loss) income from continuing operations		(1,125)	(1,960)	1,965

Net income from discontinued operations	7(a)	-	-	4,826

Net (loss) income for the year		(1,125)	(1,960)	6,791

Other comprehensive income (loss):
Foreign currency translation adjustment		(1,258)	1,274	70

Comprehensive (loss) income for the year		$(2,383)	$(686)	$6,861

Basic and diluted (loss) earnings per share:

Continuing operations:
Basic		$(0.01)	$(0.01)	$0.01
Diluted		$(0.01)	$(0.01)	$0.01

Discontinued operations:
Basic		$-	$-	$0.02
Diluted		$-	$-	$0.02

Weighted average number of common shares outstanding:
Basic	12(e)	218,460,355	218,473,845	211,483,671
Diluted	12(e)	218,460,355	218,473,845	212,674,296

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2015	191,620,557	$64,537	$530	$(3,339)	$(50,914)	$10,814
Private placement, net of share issue costs	22,699,596	1,440	-	-	-	1,440
Finders fee shares	311,111	26	-	-	-	26
Property acquisition (Note 12(b)(iii))	250,000	19	-	-	-	19
Exercise of stock options	1,000,000	115	(54)	-	-	61
Share-based payments	-	-	301	-	-	301
Cancellation and expiration of stock options	-	-	(26)	-	26	-
Exercise of warrants	1,250,000	77	-	-	-	77
Exercise of finder fee warrants	58,333	6	(2)	-	-	4
Finders fee warrants	-	(10)	10	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	70	4	74
Net income for the year	-	-	-	-	6,791	6,791
Balance, December 31, 2016	217,189,597	66,210	759	(3,269)	(44,093)	19,607
Private placement, net of share issue costs	3,846,154	274	-	-	-	274
Common share buy-back under normal course issuer bid (Note 12(b)(ii))	(2,558,500)	(168)	-	-	-	(168)
Exercise of share appreciation rights	301,893	23	(23)	-		-
Share-based payments	-	-	366	-	-	366
Cancellation and expiration of stock options	-	-	(12)	-	12	-
Finders fee warrants	-	(11)	11	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	1,274	(13)	1,261
Net loss for the year	-	-	-	-	(1,960)	(1,960)
Balance, December 31, 2017	218,779,144	66,328	1,101	(1,995)	(46,054)	19,380
Common share buy-back under normal course issuer bid (Note 12(b)(i) and (ii))	(524,000)	(21)	-	-	-	(21)
Property acquisition (Note 12(b)(i))	100,000	4	-	-	-	4
Share issue expenses	-	(6)	-	-	-	(6)
Share-based payments	-	-	118	-	-	118
Cancellation and expiration of stock options	-	-	(407)	-	407	-
Expiration of finders fee warrants	-	-	(70)	-	70	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	(8)	(1,258)	-	(1,266)
Net loss for the year	-	-	-	-	(1,125)	(1,125)
Balance, December 31, 2018	218,355,144	$66,305	$734	$(3,253)	$(46,702)	$17,084

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2018	2017	2016

Cash provided from (used by):

Operations:
Net (loss) income from continuing operations		$(1,125)	$(1,960)	$1,965
Items not involving cash:
Accrued interest		30	23	-
Amortization		24	14	-
Change in fair value of marketable securities		140	293	(3,205)
Derecognition of accounts payable		-	-	(3)
Flow through financing costs		4	-	-
Gain from debt settlement		-	-	(105)
Income tax recovery		(54)	(7)	-
Recovery of promissory notes receivable		(152)	-	(10)
Share-based payments		118	366	301
Write off of mineral property interest		-	67	-
Write-off of equipment		1	-	-
		(1,014)	(1,204)	(1,057)
Changes in non-cash working capital items:
Receivables and prepaids		5	42	(91)
Accounts payable and accrued liabilities		88	69	(923)
Operating cash flow used by continuing operations		(921)	(1,093)	(2,071)
Operating cash flow used by discontinued operations	7(a)	-	-	(55)
Net cash used by operating activities		(921)	(1,093)	(2,126)

Financing:
Issuance of common shares, net of share issuance costs		-	331	1,466
Exercise of stock options		-	-	61
Exercise of warrants		-	-	81
Share buyback under normal course issuer bid		(27)	(168)	-
Cash (used by) provided from financing activities		(27)	163	1,608

Investing:
Mineral property interests, net of recoveries		(841)	(3,164)	(198)
Proceeds from optioned mineral property interest		12	-	-
Deferred royalty payment	11(d)	(35)	(35)	-
Acquisition of marketable securities	8	(289)	(175)	(81)
Proceeds from disposition of marketable securities	8	154	104	8,931
Proceeds from promissory note receivable	6	94	-	-
Expenditures for equipment	10	(6)	(121)	-
Cash (used by) provided from investing activities from continuing operations		(911)	(3,391)	8,652
Cash used by investing activities from discontinued operations	7(a)	-	-	(409)
Net cash (used by) provided from investing activities		(911)	(3,391)	8,243

Unrealized foreign exchange (loss) gain on cash		(116)	546	-

(Decrease) increase in cash		(1,975)	(3,775)	7,725
Cash, beginning of year		4,304	8,079	354

Cash, end of year		$2,329	$4,304	$8,079

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2018	2017	2016

Non-cash financing and investing activities:

Fair value of deferred royalty liability	7(b) and 11(d)	$-	$183	$-

Fair value of common shares issued for:
Mineral property interests	12(b)(i) and (iii)	4	-	19
Finders fees	12(b)(iii)	-	-	26

Fair value allocated to common shares issued on exercise of:
Share appreciation rights	12(b)(ii)	-	23	-
Stock options	12(b)(iii)	-	-	54
Finders fee warrants	12(b)(iii)	-	-	2

Fair value of finders fee warrants from:
Issuance of finders fee warrants	12(b)(ii) and (iii)	-	11	10

Expiration of:
Stock options		407	12	26
Finders fee warrants		70	-	-

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		-	-	-

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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

The Company has no operating revenues, has incurred a significant net loss of $1.1 million in 2018 (2017 – net loss of $2.0 million and 2016 - net income of $6.8 million) and has a deficit of $46.7 million as at December 31, 2018 (2017 - $46.1 million and 2016 - $44.1 million). In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.
Basis of Presentation

(a)
Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)
Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 21, 2019.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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
Years ended December 31, 2018, 2017 and 2016
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

In the acquisition of American Innovative Minerals, LLC (“AIM”) in March 2017, judgement was required to determine if the acquisition represented either a business combination or an asset purchase. More specifically, management concluded that AIM did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill recognized on the transactions and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 7).

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the consolidated statements of comprehensive income (loss) and cash flows.

(f)
New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The impact is not expected to have a material impact on the statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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

●
An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
●
A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.
●
A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.
●
A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
●
A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
●
A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The new standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that also apply IFRS 15 Revenue from Contracts with Customers.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(ii)
The Conceptual Framework for Financial Reporting

The revised Conceptual Framework, issued by the International Accounting Standards Board (IASB) in March 2018, replaces the Conceptual Framework for Financial Reporting (issued by the IASB in September 2010).

The revised Conceptual Framework includes the following:

●
Concepts on measurement, including factors to consider when selecting a measurement basis.
●
Concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income.
●
Guidance on determining the boundary of a reporting entity.
●
Updated definitions of an asset and a liability.
●
Updated criteria for recognizing assets and liabilities in financial statements, and guidance on when to remove them.
●
Clarification on the roles of stewardship, prudence, measurement uncertainty and substance over form.

The IASB and the IFRS Interpretations Committee began using the revised Conceptual Framework immediately after it was issued. The effective date for stakeholders who develop an accounting policy based on the Conceptual Framework is for annual periods beginning on or after January 1, 2020. Earlier application is permitted.

(iii)
Annual Improvements to IFRS Standards 2015–2017 Cycle

The following standards have been revised to incorporate amendments:

●
IFRS 3 Business Combinations – The amendments clarify that when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in that business.
●
IFRS 11 Joint Arrangements – The amendments clarify that when an entity obtains joint control of a business that is a joint operation, it does not remeasure previously held interests in that business.
●
IAS 12 Income Taxes – The amendments clarify that an entity recognizes income tax consequences of dividends in profit or loss, other comprehensive income or equity, depending on where the entity recognized the originating transaction or event that generated the distributable profits giving rise to the dividend.
~~●~~
IAS 23 Borrowing Costs – The amendments clarify that an entity treats as general borrowings any borrowings made specifically to obtain a qualifying asset that remain outstanding when the asset is ready for its intended use or sale.

The standards are effective for annual periods beginning on or after January 1, 2019.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(iv)
Prepayment Features with Negative Compensation (Amendments to IFRS 9 Financial Instruments)

IFRS 9 Financial Instruments has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in October 2017. The amendments clarify that a financial asset that would otherwise have contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of a prepayment feature with negative compensation, may be measured at amortized cost or at fair value through other comprehensive income when eligibility conditions are met.

The amendment is effective for annual periods beginning on or after January 1, 2019.

(v)
IFRIC 23 Uncertainty over Income Tax Treatments

This new Interpretation, issued by the International Accounting Standards Board (IASB) in June 2017, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments.

The main features of IFRIC 23 are as follows:

●
An entity considers an uncertain tax treatment separately or together with other uncertain tax treatments depending on which approach better predicts the resolution of the uncertainty.
●
Taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates are determined based on whether it is probable that a taxation authority will accept an uncertain tax treatment.
~~●~~
An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The interpretation is effective for annual periods beginning on or after January 1, 2019.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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

(b)
Financial instruments:

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for the classification and measurement of financial instrument and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, with the exception that for financial liabilities designated at fair value through profit or loss, the change in fair value that is attributable to changes in credit risk of that liability is presented in other comprehensive (loss) income instead of in statement of operations as previously applied.

The Company has classified its financial instruments as follows under IFRS 9 compared to the Company’s previous accounting policy under IAS 39:

	IAS 39	IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")	FVTPL
Marketable securities	FVTPL	FVTPL
Receivables	Loans and receivable at amortized cost	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Other financial liabilities under amortized cost	Amortized cost
Flow through premium liability	Other financial liabilities under amortized cost	Amortized cost
Deferred royalty liability	Other financial liabilities under amortized cost	Amortized cost

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(b)
Financial instruments: (continued)

(i)
Financial assets:

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that: (i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive (loss) income.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if:

●
the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and
●
the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

(ii)
Derecognition:

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

●
the contractual rights to receive cash flows from the asset have expired; or

●
the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either: (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(b)
Financial instruments: (continued)

(iii)
Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iv)
Fair value hierarchy

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
Years ended December 31, 2018, 2017 and 2016
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
Years ended December 31, 2018, 2017 and 2016
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

(h)
Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

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
Years ended December 31, 2018, 2017 and 2016
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
Years ended December 31, 2018, 2017 and 2016
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
Years ended December 31, 2018, 2017 and 2016
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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2018.

5.
Management of Financial Risk

The Company has classified its cash and marketable securities as financial assets at FVTPL; receivables as financial assets at amortized cost; and accounts payable and accrued liabilities, flow through premium liability and deferred royalty liability as financial liabilities at amortized cost.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty liability is measured using Level 2 inputs.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2018, the Company had a working capital of $2.9 million (2017 – $4.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2019.

The following schedule provides the contractual obligations related to the deferred royalty payments (Notes 7(b) and 11(d)) as at December 31, 2018:

	Payments due by Period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Deferred royalty payments	$355	$35	$105	$105	$110

Total	$355	$35	$105	$105	$110

Accounts payable and accrued liabilities are due in less than 90 days.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2018	2017

Cash	$2,288	$4,118
Marketable securities	719	787
Receivables	17	100
Accounts payable and accrued liabilities	(215)	(104)
Flow through premium liability	-	(54)

Net financial assets (liabilities), December 31	$2,809	$4,847

Based upon the above net exposure as at December 31, 2018 and assuming all other variables remain constant, a 10% (2017 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $281,000 (2017 - $727,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2018 and assuming all other variables remain constant, a net increase or decrease of 50% (2017 - 60%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $360,000 (2017 - $472,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on February 7, 2018. In June 2018, the normal course issuer bid was again adopted whereby the Company may acquire up to 10.9 million common shares of the Company until June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares. (Notes 12(b)(i) and (ii)).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.
Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 were received in 2017. On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 will be repaid in full in 2018 as follows:

Date	Principal
January 31, 2018	$25
June 30, 2018	25
September 30, 2018	85
December 31, 2018	85
$220

Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

7.
Acquisition and Disposition of Companies

(a)
Oro Silver Resources Ltd.

On May 6, 2016, the Company entered into a Purchase and Sale Agreement with Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) which closed on May 27, 2016 pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver Resources Ltd. (“Oro Silver”), which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 common shares of Endeavour (the “Sale Transaction”) with a fair value of CAD$3.99 per share on May 27, 2016.

As additional consideration, Endeavour assumed the Company’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold Mining Ltd. (“Marlin Gold”) in three equal payments of 55 troy ounces which were due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by the Company in connection with its acquisition of Oro Silver from Marlin Gold.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Acquisition and Disposition of Companies (continued)

(a)
Oro Silver Resources Ltd. (continued)

The reported gain on the sale of Oro Silver in 2016 is as follows:

Consideration received from sale of Oro Silver:
Fair value of common shares of Endeavour	$6,571
Derivative liability assumed by Endeavour	200
		$6,771
Less:
Cost of disposition of Oro Silver:
Net assets of Oro Silver	1,873
Transaction costs	19
		(1,892)
Gain from disposition of subsidiary		$4,879

The reported net income from discontinued operations from the sale of Oro Silver is as follows:

	December 31,
	2018	2017	2016

Amortization	$-	$-	$(2)
Foreign exchange gain	-	-	5
Legal	-	-	(3)
Office and sundry	-	-	(7)
Rent	-	-	(3)
Salaries and management	-	-	(13)
Property investigation	-	-	(5)
Gain from disposition of subsidiary	-	-	4,879
Loss from derivative liability	-	-	(25)
Net income from discontinued operations	$-	$-	$4,826

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Acquisition and Disposition of Companies (continued)

(a)
Oro Silver Resources Ltd. (continued)

The reported cash flows from discontinued operations from the sale of Oro Silver are as follows:

	December 31,
	2018	2017	2016

Cash provided from (used by) discontinued operations:

Operations:
Net income (loss) from discontinued operations	$-	$-	$4,826
Items not involving cash:
Amortization	-	-	2
Foreign currency translation	-	-	(14)
Gain from disposition of subsidiary	-	-	(4,879)
Loss from derivative liability	-	-	25
	-	-	(40)
Changes in non-cash working capital items:
Receivables and prepaids	-	-	(8)
Accounts payable and accrued liabilities	-	-	(7)
Operating cash flow used by discontinued operations	$-	$-	$(55)

Investing:
Mineral property interests, net of recoveries	$-	$-	$(409)
Cash used by investing activities from discontinued operations	$-	$-	$(409)

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Acquisition and Disposition of Companies

(b)
American Innovative Minerals, LLC

On March 20, 2017, the Company entered into and closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $355,000 remains payable as at December 31, 2018 (2017 - $390,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

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

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values at the date of acquisition in March 2017:

American Innovative Minerals, LLC

Assets:
Mineral property interests	$2,183

Total	$2,183

Consideration paid for AIM in March 2017:

Cash	$2,000
Obligation for deferred royalty payments	183

Total consideration	$2,183

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Marketable Securities

	December 31,
	2018	2017
Balance, begin of period	$787	$955
Investment in marketable securities	289	175
Disposition of marketable securities at fair value	(154)	(104)
Change in fair value of marketable securities	(140)	(293)
Foreign currency translation adjustment	(63)	54
Balance, end of period	$719	$787

The quoted market value and fair value of shares of companies was $719,000 at December 31, 2018 (2017 - $787,000).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests

	Canada						USA
	British Columbia				Nunavut		Nevada
	New Polaris	Windfall Hills	FG Gold	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total
	(Note 9(a)(i))	(Note 9(a)(ii))	(Note 9(a)(iii))	(Note 9(a)(iv))	(Note 9(a)(v))	(Note 9(a)(v))	(Notes 7(b) and 9(b)(i))	(Note 9(b)(ii))	(Note 9(c))

Acquisition Costs:

Balance, December 31, 2016	$3,858	$349	$19	$-	$-	$-	$-	$-	$-	$4,226
Acquisition of subsidiary	-	-	-	-	-	-	2,183	-	-	2,183
Additions, net of recoveries	6	-	28	-	-	-	44	-	-	78
Foreign currency translation adjustment	11	25	1	-	-	-	(54)	-	-	(17)
Write off	-	-	(48)	-	-	-	-	-	-	(48)
Balance, December 31, 2017	3,875	374	-	-	-	-	2,173	-	-	6,422
Additions, net of recoveries	6	-	-	-	9	2	12	23	10	62
Foreign currency translation adjustment	7	(30)	-	-	-	-	(175)	-	-	(198)
Balance, December 31, 2018	$3,888	$344	$-	$-	$9	$2	$2,010	$23	$10	$6,286

Deferred Exploration Expenditures:

Balance, December 31, 2016	$5,817	$447	$6	$-	$-	$-	$-	$-	$-	$6,270
Additions, net of recoveries	27	44	14	-	-	-	1,090	-	-	1,175
Foreign currency translation adjustment	587	31	1	-	-	-	-	-	-	619
Write off	-	-	(21)	-	-	-	-	-	-	(21)
Balance, December 31, 2017	6,431	522	-	-	-	-	1,090	-	-	8,043
Additions, net of recoveries	88	150	-	69	120	-	351	1	-	779
Foreign currency translation adjustment	(741)	(42)	-	-	-	-	(88)	-	-	(871)
Balance, December 31, 2018	$5,778	$630	$-	$69	$120	$-	$1,353	$1	$-	$7,951

Mineral property interests:
Balance, December 31, 2017	$10,306	$896	$-	$-	$-	$-	$3,263	$-	$-	$14,465
Balance, December 31, 2018	9,666	974	-	69	129	2	3,363	24	10	14,237

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)
9.
Mineral Property Interests (continued)

(a)
Canada:

(i)
New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2018 include a reclamation bond for $184,000 (2017 - $200,000).

(ii)
Windfall Hills (British Columbia):

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
FG Gold (British Columbia):

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
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests (continued)

(a)
Canada: (continued)

(iii)
FG Gold (British Columbia): (continued)

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

In 2017, the Company terminated the property option agreement with Eureka and wrote off the FG Gold project.

(iv)
Princeton (British Columbia):

In December 2018, the Company entered into a property option agreement jointly with Tasca Resources Ltd. (“Tasca”) and an individual whereby the Company has an option to earn a 80% interest in the Princeton property by incurring exploration expenditures of CAD$900,000 over a two year period and granting a 1% NSR to Tasca which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

(v)
Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

(vi)
Eskay Creek property (British Columbia):

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
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests (continued)

(b)
United States:

(i)
Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Agreement with AMI whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total purchase price of $2.2 million (Note 7(b)). Certain of the mineral properties are subject to royalties.

(ii)
Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

(iii)
Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

(c)
Other:

In December 2018, the Company entered into a Memorandum of Understanding for an exploration and development project in South America whereby the Company paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests (continued)

(d)
Expenditure options:

As at December 31, 2018, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 9(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon (Notes 7(b) and 9(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills (Note 9(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton (Note 9(a)(iv)):
On or before:
January 31, 2019 (expended)	-	1	-	-	-
December 31, 2019	-	340	-	-	-
December 31, 2020	-	460	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Hard Cash and Nigel (Note 9(a)(v)):
On or before:
November 23, 2019	20	-	-	-	200,000
November 23, 2020	30	-	-	-	300,000
November 23, 2021	40	-	-	-	400,000
November 23, 2022	50	-	-	-	500,000
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Other (Note 9(c)):
Success fee	-	-	10	-	-

	$4,140	$801	$2,510	$35	1,550,000

(1)
Advance royalty payments of $355,000 remain payable as at December 31, 2018 with annual payments of $35,000.

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
Years ended December 31, 2018, 2017 and 2016
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

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Equipment

	Leasehold	Office Furnishings
	Improvements	and Equipment	Total
Cost:
Balance, December 31, 2016	$-	$8	$8
Acquisitions	90	31	121
Write-off	-	(8)	(8)
Balance, December 31, 2017	90	31	121
Acquisitions	-	6	6
Write-off	-	(2)	(2)
Foreign currency translation adjustment	(7)	(2)	(9)
Balance, December 31, 2018	83	33	116

Accumulated amortization:
Balance, December 31, 2016	$-	$7	$7
Amortization	10	4	14
Write-off	-	(7)	(7)
Balance, December 31, 2017	10	4	14
Amortization	17	7	24
Write-off	-	(1)	(1)
Foreign currency translation adjustment	(1)	-	(1)
Balance, December 31, 2018	26	10	36

Net book value:
Balance, December 31, 2017	$80	$27	$107
Balance, December 31, 2018	$57	$23	$80

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

(b)
Flow-Through Tax Indemnification:

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2017 which was included in accounts payable and accrued liabilities but was derecognized in 2018.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Accounts Payable and Accrued Liabilities (continued)

(c)
Flow Through Premium Liability

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. (Note 12(b)(ii)).

Balance, December 31, 2016	$-
Add:
Excess of subscription price over fair value of flow through common shares	57
Foreign currency translation adjustment	4
Less:
Income tax recovery	(7)

Balance, December 31, 2017	54
Less:
Income tax recovery	(54)

Balance, December 31, 2018	$-

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

Deferred Royalty
Liability

Balance, December 31, 2016	$-
Add:
Obligation for advance royalty payments	183
Interest	23
Less:
Advance royalty payment	(35)

Balance, December 31, 2017	171
Add:
Interest	30
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2018	$165

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.
Share Capital

(a)
Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)
Issued:

(i)
In June 2018, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid is completed. The actual number of common shares purchased under the bid and the timing of any such purchases is at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. From June to December 2018, the Company purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; the shares were cancelled in 2018.

In December 2018, the Company issued 100,000 common shares at a value of CAD$0.05 per share to Silver Range for the Hard Cash and Nigel properties (Note 9(a)(v)).

(ii)
In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. Subsequent to December 31, 2017, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share, all of which were cancelled in February 2018.

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
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.
Share Capital (continued)

(b)
Issued: (continued)

(iii)
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
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.
Share Capital (continued)

(c)
Stock option plan: (continued)

The continuity of outstanding stock options for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
	Number	Weighted average	Number	Weighted average	Number	Weighted average
	of Shares	exercise price (CAD$)	of Shares	exercise price (CAD$)	of Shares	exercise price (CAD$)

Outstanding balance, beginning of year	19,357,500	$0.08	16,445,000	$0.08	11,920,000	$0.08
Granted	4,250,000	$0.07	3,600,000	$0.10	8,010,000	$0.08
Exercised	-	-	-	-	(1,000,000)	$0.08
Cancellation for share appreciation rights	-	-	(632,500)	$0.06	-	-
Forfeited	(1,012,500)	$0.09	(18,750)	$0.10	(1,965,000)	$0.09
Expired	(6,195,000)	$0.08	(36,250)	$0.14	(520,000)	$0.10
Outstanding balance, end of year	16,400,000	$0.08	19,357,500	$0.08	16,445,000	$0.08

Exercise price range		$0.05 - $0.10		$0.06 - $0.10		$0.05 - $0.145

The following table summarizes information about stock options exercisable and outstanding at December 31, 2018 and 2017:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2018	(Number of Years)	(CAD$)	Dec 31, 2018	(Number of Years)	(CAD$)

$0.10	2,300,000	0.54	$0.10	2,300,000	0.54	$0.10
$0.06	3,700,000	1.94	$0.06	3,700,000	1.94	$0.06
$0.08	3,600,000	2.52	$0.08	3,600,000	2.52	$0.08
$0.10	2,050,000	3.42	$0.10	2,050,000	3.42	$0.10
$0.09	500,000	3.70	$0.09	375,000	3.70	$0.09
$0.08	3,250,000	4.49	$0.08	1,300,000	4.49	$0.08
$0.06	500,000	4.87	$0.06	100,000	4.87	$0.06
$0.05	500,000	4.87	$0.05	100,000	4.87	$0.05
	16,400,000	2.79	$0.08	13,525,000	2.42	$0.08

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.
Share Capital (continued)

(c)
Stock option plan: (continued)

	Options Outstanding			Options Exercisable
	Weighted	Weighted		Weighted	Weighted
	Average	Average		Average	Average
Exercise	Remaining	Exercise	Number	Remaining	Exercise
Prices	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	(Number of Years)	(CAD$)	Dec 31, 2017	(Number of Years)	(CAD$)

$0.08	0.48	$0.08	1,400,000	0.48	$0.08
$0.10	1.54	$0.10	3,600,000	1.54	$0.10
$0.06	2.94	$0.06	5,312,500	2.94	$0.06
$0.08	3.52	$0.08	2,410,000	3.52	$0.08
$0.10	4.42	$0.10	1,537,500	4.42	$0.10
$0.09	4.70	$0.09	125,000	4.70	$0.09
	2.94	$0.08	14,385,000	2.62	$0.08

During the year ended December 31, 2018, the Company recognized share-based payments of $118,000 (2017 - $366,000 and 2016 - $301,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	December 31,
	2018	2017	2016

Directors and officers	$118	$351	$245
Employees	-	15	2
Consultants	-	-	54

	$118	$366	$301

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2018	2017	2016

Number of stock options granted	4,250,000	3,600,000	8,010,000
Fair value of stock options granted (CAD$)	$0.04	$0.08	$0.07

Market price of shares on grant date (CAD$)	$0.05	$0.10	$0.09
Pre-vest forfeiture rate	16.09%	15.41%	15.99%
Risk-free interest rate	2.10%	0.95%	0.55%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	119%	134%	140%
Expected option life in years	4.22	4.03	4.42

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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

In fiscal 2018, the Company granted the following stock options:
- 3,250,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
- 1,000,000 stock options to an officer of which 500,000 stock options have an exercise price of CAD$0.05 and 500,000 stock options with an exercise price of CAD$0.06 and an expiry date of November 12, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In February 2019, the Company granted 700,000 stock options to consultants with an exercise price of $0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Share Capital (continued)

(d) Warrants:

At December 31, 2018, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2017	Issued	Exercised	Expired	December 31, 2018

$0.10	July 31, 2018 (1), (7)	8,450,000	-	-	(8,450,000)	-

$0.15	September 18, 2018 (1)	5,254,055	-	-	(5,254,055)	-

$0.15	September 18, 2018 (1), (2)	661,718	-	-	(661,718)	-

$0.15	October 3, 2018 (1)	4,153,750	-	-	(4,153,750)	-

$0.15	October 3, 2018 (1), (3)	60,725	-	-	(60,725)	-

$0.08	September 21, 2018	5,332,776	-	-	(5,332,776)	-

$0.08	September 21, 2018 (4)	536,511	-	-	(536,511)	-

$0.12	March 3, 2019 (8)	8,852,576	-	-	-	8,852,576

$0.12	March 14, 2019 (8)	2,497,222	-	-	-	2,497,222

$0.12	March 14, 2019 (5), (8)	155,556	-	-	-	155,556

$0.12	April 21, 2019 (6)	250,000	-	-	-	250,000

		36,204,889	-	-	(24,449,535)	11,755,354

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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

(7) On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018, which expired unexercised.

(8) These warrants expired unexercised on their respective expiry dates in 2019.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
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
Years ended December 31, 2018, 2017 and 2016
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
Years ended December 31, 2018, 2017 and 2016
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
Years ended December 31, 2018, 2017 and 2016
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
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Share Capital (continued)

(e) Basic and diluted (loss) earnings per share:

The calculation of basic and diluted (loss) earnings per share for the relevant periods is based on the following:

	December 31,
	2018	2017	2016

Basic weighted average number of common shares outstanding	218,460,355	218,473,845	211,483,671
Effect of dilutive securities	-	-	1,190,625

Diluted weighted average number of common shares outstanding	218,460,355	218,473,845	212,674,296

(f) Common shares reserved for issuance:

	Number of Shares
	December 31,
	2018	2017	2016

Stock options (Note 12(c))	16,400,000	19,357,500	16,445,000
Warrants (Note 12(d))	11,755,354	36,204,889	36,356,139

Balance	28,155,354	55,562,389	52,801,139

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Corporate Development and General and Administrative

	Years ended December 31,
	2018	2017	2016

Corporate Development:
Corporate advisory	$-	$13	$69
Geology and technical review	26	21	22
Legal	-	5	7
Salaries and remuneration	1	-	3
Sundry	-	-	4
Travel and transportation	22	18	31
	$49	$57	$136

General and Administrative:
Accounting, audit and tax	$36	$39	$27
Legal	15	16	29
Office and sundry	56	67	53
Regulatory	50	70	53
Rent	66	44	31
	$223	$236	$193

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2018, 2017 and 2016:

					Net balance receivable (payable)
	Years ended December 31,				as at December 31,
	2018	2017	2016	2018	2017

Key management compensation:
Executive salaries and remuneration (1)	$490	$720	$460	$-	$-
Severance	184	-	-	-	-
Directors fees	27	98	8	(7)	(2)
Share-based payments	118	351	245	-	-
	$819	$1,169	$713	$(7)	$(2)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	2	(16)	(41)	1	1

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2) The companies include Endeavour, Aztec Minerals Corp., a company sharing one common director, (“AzMin”) and AzMet.

The above transactions are incurred in the normal course of business. Note 7(a) for the Sale Transaction with Endeavour; and Note 8 for marketable securities held in Endeavour, AzMin and AzMet.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2018				December 31, 2017
	Canada	USA	Other	Total	Canada	USA	Total

Mineral property interests	$10,840	$3,387	$10	$14,237	$11,202	$3,263	$14,465
Leasehold improvements and equipment	80	-	-	80	107	-	107

16. Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2018, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2019	$46
2020	47
2021	48
2022	28

$169

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $355,000 remains payable as at December 31, 2018. (Note 7(b)).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17. Deferred Income Taxes

(a) A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2018	2017

Net (loss) income for the year	$(1,125)	$(1,960)
Canadian statutory tax rate	27.0%	26.0%

Income tax expense (benefit) computed at statutory rates	$(304)	$(510)
Temporary differences	(70)	12
Items not taxable/deductible for income tax purposes	44	102
Tax losses and tax offsets recognized/unrecognized in tax asset	359	502
Under (over) provided in prior years	104	-
Expired losses	-	63
Effect of change in tax rates	-	(107)
Impact of foreign exchange on tax assets and liabilities	(133)	(62)

Deferred income tax recovery	$-	$-

Effective January 1, 2018, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 12% for a total Canadian statutory tax rate of 27%.

(b) The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2018 and 2017 are presented below:

December 31,
	2018	2017
Deferred tax assets
Non-capital losses carried forward	$-	$-
Deferred tax assets	-	-

Deferred tax liabilities
Marketable securities
Book value over tax value of property, plant and equipment	-	-
Book value over tax value of mineral properties	-	-
Deferred tax liabilities	-	-

Net deferred tax assets	$-	$-

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17. Deferred Income Taxes (continued)

(c) The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2018	2017
Non-capital losses	$6,278	$5,573
Marketable securities	164	106
Share issue costs	86	173
Unrealized foreign exchange	336	186
Tax value over book value of mineral properties	6,544	7,262
Tax value over book value of equipment	1,259	1,345
Unrecognized deductible temporary differences	$14,667	$14,645

As at December 31, 2018, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2026	$53
2027	225
2030	455
2031	778
2032	834
2033	272
2034	813
2035	1,013
2036	-
2037	1,172
2038	662

$6,277

Canarc Resource Corp.

Form 20-F