Form 20-F
period 2019-12-31
CANARC RESOURCE CORP
filed 2020-04-30
CIK 868822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2019
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 242,660,000 common shares as at December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

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

TABLE OF CONTENTS

PART I	8
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3. KEY INFORMATION	8
3.A Selected Financial Data	8
3.B Capitalization and Indebtedness	10
3.C Reasons for the Offer and Use of Proceeds	10
3.D Risk Factors	10
ITEM 4. INFORMATION ON THE COMPANY	21
4.A History and Development of the Company	21
4.B Business Overview	29
4.C Organizational Structure	34
4.D Property, Plants and Equipment	34
ITEM 4A. UNRESOLVED STAFF COMMENTS	63
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	63
5.A Operating Results	63
5.B Liquidity and Capital Resources	74
5.C Research and Development, Patents and Licenses, etc.	79
5.D Trend Information	79
5.E Off-Balance Sheet Arrangements	80
5.F Tabular Disclosure of Contractual Obligations	80
5.G Safe Harbor	81
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	81
6.A Directors and Senior Management	81
6.B Compensation	83
6.C Board Practices	89
6.D Employees	96
6.E Share Ownership	97
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	100
7.A Major Shareholders	100
7.B Related Party Transactions	101
7.C Interests of Experts and Counsel	103
ITEM 8. FINANCIAL INFORMATION	103
8.A Consolidated Statements and Other Financial Information	103
8.B Significant Changes	105
ITEM 9. THE OFFER AND LISTING	105
9.A Offer and Listing Details	105
9.B Plan of Distribution	106
9.C Markets	106
9.D Selling Shareholders	106
9.E Dilution	106
9.F Expenses of the Issue	106

ITEM 10. ADDITIONAL INFORMATION	106
10.A Share Capital	106
10.B Notice of Articles and Articles of Association	107
10.C Material Contracts	110
10.D Exchange Controls	111
10.E Taxation	112
10.F Dividends and Paying Agents	122
10.G Statement by Experts	123
10.H Documents on Display	123
10.I Subsidiary Information	123
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	124
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	128
PART II	129
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	129
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	129
ITEM 15. CONTROLS AND PROCEDURES	129
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES	131
16.A Audit Committee Financial Expert	131
16.B Code of Ethics	131
16.C Principal Accountant Fees and Services	132
16.D Exemptions from the Listing Standards for Audit Committees	132
16.E Purchases of Equity Securities by the Company and Affiliated Purchasers	133
16.F Change in Company’s Certifying Accountant	134
16.G Corporate Governance	134
16.H Mine Safety Disclosure	134
PART III	135
ITEM 17. FINANCIAL STATEMENTS	135
ITEM 18. FINANCIAL STATEMENTS	135
ITEM 19. EXHIBITS	136

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

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
●
risks related to the possible dilution of our common stock;
●
risks related to COVID-19 pandemic; and
●
risks related to cybersecurity.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled “Item 3. Key Information – D. Risk Factors” and “Item 4. Information on the Company” of this annual report on Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events other than as may be specifically required by applicable securities laws and regulations.

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

Canarc Resource Corp.

Form 20-F

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars. For the years ended December 31, 2019, 2018 and 2017, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”). Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The mineral reserve and resource information in this annual report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the 1933 Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules until its fiscal year beginning January 1, 2021. Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM definition standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM definition standards; however there are differences in the definitions and standards under the SEC Modernization Rules and the CIM definition standards and therefore once the Company begins reporting under the SEC Modernization Rules there is no assurance that the Company’s mineral reserve and mineral resource estimates will be the same as those reported under CIM definition standards as contained in this annual report on Form 20-F or that the economics for the Company’s projects estimated in its technical reports under CIM definition standards will be the same as those estimated in any technical report prepared by the Company under the SEC Modernization Rules in the future.

Canarc Resource Corp.

Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The following selected financial data and information (stated in United States dollars) with respect to the last five fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been derived from Canarc’s audited consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 are set out and included in Item 18 of this annual report on Form 20-F. The selected financial data and the information of the Company as at December 31, 2016 and 2015 and for the years then ended in the following table was derived from the audited consolidated financial statements of the Company which are not presented in this Annual Report on Form 20-F.

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

Canarc Resource Corp.

Form 20-F

		IFRS
Selected Financial Information		As at and for the years ended December 31,
(stated in thousands of U.S. dollars, except per share amounts)		2019	2018	2017	2016	2015

(a)	Total revenues (1)	$-	$-	$-	$-	$-

(b)	Other (losses) incomes (2)	$(131)	$(140)	$(293)	$3,205	$-

(c)	(Loss) income before discontinued operations and extraordinary items:
	(i) Total	$(1,043)	$(1,125)	$(1,960)	$1,965	$(927)
	(ii) Basic earnings (loss) per share	$-	$(0.01)	$(0.01)	$0.01	$(0.01)
	(iii) Diluted earnings (loss) per share	$-	$(0.01)	$(0.01)	$0.01	$(0.01)

(c)	Income (loss) from discontinued operations:
	(i) Total	$-	$-	$-	$4,826	$(5)
	(ii) Basic earnings (loss) per share	$-	$-	$-	$0.02	$-
	(iii) Diluted earnings (loss) per share	$-	$-	$-	$0.02	$-

(d)	Net (loss) income:
	(i) Total	$(1,043)	$(1,125)	$(1,960)	$6,791	$(932)
	(ii) Basic earnings (loss) per share	$-	$(0.01)	$(0.01)	$0.03	$(0.01)
	(iii) Diluted earnings (loss) per share	$-	$(0.01)	$(0.01)	$0.03	$(0.01)

(e)	Total assets	$18,314	$17,511	$19,763	$19,708	$11,941

(f)	Total long-term debt (3)	$162	$130	$136	$-	$117

(g)	Shareholders' equity (net assets)	$17,921	$17,084	$19,380	$19,607	$10,814

(h)	Dividends per share	No cash dividends declared in any of these periods.

(i)	Shares:
	Diluted number of common shares	261,918,121	246,510,498	274,341,533	269,990,736	234,349,675
	Number of common shares	242,660,000	218,355,144	218,779,144	217,189,597	191,620,557

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

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance. You should carefully consider, among other matters, the following risk factors in addition to the other information in this annual report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the SEC actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

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

As noted in its audited consolidated financial statements for the year ended December 31, 2019 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2019, and has an accumulated deficit of approximately $47.6 million at December 31, 2019. Furthermore, the Company lacks sufficient funds to achieve the Company’s planned business objectives. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2019 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Potential investors who are United States taxpayers should be aware that Canarc may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current tax year ended December 31, 2019, was likely classified as a PFIC in prior tax years, and and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its subsequent taxable years. If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  Item 10.E provides further details.

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

At December 31, 2019, Canarc had 242,660,000 common shares and 17,750,000 outstanding share purchase options and 1,508,121 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canarc’s shares. At December 31, 2019, securities that could be dilutive represented approximately 7.9% of Canarc’s issued shares. Certain of these dilutive securities were exercisable at prices below the December 30, 2019 closing market price of CAD$0.06 for Canarc’s shares, which accordingly would result in dilution to existing shareholders.

Direct and indirect consequences of the COVID-19 pandemic may have material adverse consequences on our results of operations.

The COVID-19 (the novel coronavirus) pandemic is having a material adverse effect on the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on Canarc and the global economy is uncertain, rapid spread of COVID-19 may have an adverse effect on the Company's planned operations and financing capabilities; If a significant portion of our workforce becomes unable to work or travel to our operations due to illness or state or federal government restrictions (including travel restrictions and “shelter-in-place” and similar orders), we may be forced to delay, reduce or suspend planned exploration programs. Illnesses or government restrictions, including the closure of national borders, related to COVID-19 also may disrupt the supply of raw goods, equipment, supplies and services upon which our operations rely. An economic recession resulting from the COVID-19 pandemic could negatively impact the Company’s ability to operate or obtain necessary financing. The extent to which COVID-19 may impact the Company’s business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. These conditions may require working capital not previously anticipated, which may adversely affect our liquidity and ability to source additional working capital on reasonable terms. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements, the Company's stock price did fall to a new 12 month low of CAD$0.03 during this period. Should the stock prices remain at or below currently prevailing levels for an extended period, this could have a further significant adverse impact on the Company's financial position and results of operations for future periods. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Canarc Resource Corp.

Form 20-F

The Company may experience cybersecurity threats.

Canarc relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to Canarc’s operations. To Canarc’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. Canarc has implemented ongoing policies, controls and practices to manage and safeguard Canarc and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, Canarc cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Potential disruptions to Canarc’s information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and noncompliance by third party service providers and inadequate levels of cybersecurity expertise and safeguards of third party information technology service providers, may adversely affect the operations of Canarc as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

ITEM 4. INFORMATION ON THE COMPANY

The Company is a Canadian mineral exploration company and is subject to National Instrument 43-101, a National Instrument adopted by all of the Securities Commissions in Canada that deals with standards of disclosure for mineral projects. It applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of a company in respect of its material mineral projects. In addition to other matters, it sets out strict guidelines for the classification of and use of the terms “mineral resource” and “mineral reserve” and it requires all technical disclosure on all material properties to be subject to review by a senior engineer or geoscientist in good standing with a relevant professional association. The full text of NI 43-101 can be found at http://www.bcsc.bc.ca/policy.asp?id=2884&scat=4&title=4%20-%20Distribution%20Requirements. Information on the website is not incorporated herein by reference.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov. The Company’s website is at canarc.net. Information on the Company’s webiste is not incorporated by reference herein.

Business Address

Office address:	#810 –625 Howe Street
Vancouver, British Columbia, Canada, V6C 2T6
Phone: (604) 685-9700

Registered address:	#910 – 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
Phone: (604) 685-6100

Introduction

The Company commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties. The Company currently owns or holds, directly or indirectly, interests in several precious metal properties, as follows:

●
New Polaris property (British Columbia, Canada),
●
Windfall Hills properties (British Columbia, Canada),
●
Princeton property (British Columbia, Canada),
●
Hard Cash and Nigel properties (Nunavut, Canada),
●
Fondaway property (Nevada, USA), and
●
Corral Canyon property (Nevada, USA).

of which the New Polaris and Fondaway Canyon properties are the material mineral properties of the Company.

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $16.1 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2019 and are summarized as follows for the past three fiscal years:

Canarc Resource Corp.

Form 20-F

		2019			2018			2017
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,914	$6,338	$10,252	$3,888	$5,778	$9,666	$3,875	$6,431	$10,306
Windfall Hills	361	670	1,031	344	630	974	374	522	896
Princeton (1)	20	188	208	-	69	69	-	-	-
FG Gold (2)	-	-	-	-	-	-	-	-	-

Nunavut (Canada):
Hard Cash (3)	31	337	368	9	120	129	-	-	-
Nigel (3)	5	-	5	2	-	2	-	-	-

Nevada (USA):
Fondaway Canyon (4)	2,112	1,580	3,692	2,010	1,353	3,363	2,173	1,090	3,263
Corral Canyon (5)	24	503	527	23	1	24	-	-	-

Other (6)	-	-	-	10	-	10	-	-	-

	$6,467	$9,616	$16,083	$6,286	$7,951	$14,237	$6,422	$8,043	$14,465

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

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2019 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in North America. The major events in the development of the Company’s business over the last three years are set out below. Information and details regarding the Company’s properties are provided in Item 4.D.

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

Purchase Agreement with American Innovative Minerals, LLC

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 was outstanding upon the closing of the Membership Agreement. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million

AIM owns 11 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following:

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

Canarc Resource Corp.

Form 20-F

On October 16, 2019, Canarc signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

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

Canarc Resource Corp.

Form 20-F

Property Option Agreement with Universal Copper Ltd., et al.

In December 2018 and then as amended in June 2019, Canarc entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby Canarc has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

The Princeton gold property consists of 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property is underlain by volcanic rocks of both the Eocene Princeton Group and the Triassic-Jurassic Nicola Group.

Other Mineral Property

In December 2018, Canarc entered into a Memorandum of Understanding for an exploration and development project in South America whereby Canarc paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project. In October 2019, Canarc recovered $3,000 from its initial payment and wrote off the remaining balance of $7,000.

Item 4.D provides further details regarding Canarc’s mineral property interests.

Financings and Related Transactions

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

On July 23, 2019, Canarc closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 1.5 million warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021.

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

In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and terminated on June 20, 2019. The actual number of common shares purchased under the bid and the timing of any such purchases are at Canarc’s discretion. Purchases under the bid did not exceed 23,893 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were returned to treasury and cancelled. During the term of the normal course issuer bid, Canarc purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

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

Directors and Officers

In January 2018, Mr. Jacob Margolis, PhD, was appointed Vice President of Exploration for Canarc.

In June 2018, Mr. Bradford Cooke replaced Mr. Catalin Kilofliski as the Chief Executive Officer of Canarc. Also in June 2018, Messrs. Scott Eldridge and Kai Hoffmann were elected as new Directors to the Board of Canarc and Mr. Leonard Harris retired from the Board. In October 2018, Mr. Scott Eldridge replaced Mr. Bradford Cooke as Chief Executive Officer of Canarc; Mr. Eldridge continues to be a Director and Mr. Cooke continues to be the Chairman and a Director of Canarc.

Canarc Resource Corp.

Form 20-F

4.B Business Overview

Nature of operations and principal activities

Canarc’s principal business activities are the acquisition, exploration and development of mineral resource property interests. Canarc is in the process of exploring and developing its mineral property interests and has not yet determined whether these mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of Canarc to arrange appropriate financing to complete further work on its mineral property interests, confirmation of Canarc’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on Canarc’s mineral property interests or proceeds from the disposition thereof. Canarc has incurred significant operating losses and currently has no operating revenues. Canarc has financed its activities principally by the issuance of equity securities. Canarc’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of Canarc to raise equity financing, and the attainment of profitable operations to fund its operations.

Canarc and its management group have in the past been actively involved in the evaluation, acquisition and exploration of mineral properties in North, Central and South America. Starting with grass roots exploration prospects, it progressed to more advanced properties. To date, Canarc has not received any operating revenues from its mineral property interests. Canarc plans to continue exploring and developing its mineral property interests and, if appropriate, Canarc intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its mineral property interests. Canarc seeks to identify properties with significant potential and to acquire those properties on the basis of property option agreements relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by Canarc. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of Canarc’s mineral property interests. Items 3.D and 4.A provide further details.

Further information and details regarding Canarc’s properties are provided in Item 4.D.

Sales and revenue distribution, sources and availability of raw materials, and marketing channels

As of the date of this annual report, Canarc has not generated any operating revenues from its mineral property interests.

Competitive conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, Canarc may be unable to compete for nor acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Canarc will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Canarc Resource Corp.

Form 20-F

Government and environmental regulations

Canarc’s operations are subject to governmental regulations in Canada and the USA, where Canarc has interests in material mineral properties.

The exploration and development of a mining prospect are subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (“EPA”) and the United States Bureau of Land Management (“BLM”) as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, Canarc is subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

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

In Nevada, Canarc is also required to post bonds with the State of Nevada to secure environmental and reclamation obligations on private land, with amount of such bonds reflecting the level of rehabilitation anticipated by the then proposed activities.

Canarc Resource Corp.

Form 20-F

If Canarc is successful in the future at discovering a commercially viable mineral deposit on our property interests, then if and when Canarc commences any mineral production, Canarc will also need to comply with laws that regulate or propose to regulate our mining activities, including the management and handling of raw materials, disposal, storage and management of hazardous and solid waste, the safety of our employees and post-mining land reclamation.

Environmental Regulation

Canarc’s mineral projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. The development, operation, closure, and reclamation of mining projects in the United States requires numerous notifications, permits, authorizations, and public agency decisions. Compliance with environmental and related laws and regulations requires Canarc to obtain permits issued by regulatory agencies, and to file various reports and keep records of our operations. Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to Canarc’s proposed operations may be encountered. Canarc is currently operating under various permits for activities connected to mineral exploration, reclamation, and environmental considerations. Canarc’s policy is to conduct business in a way that safeguards public health and the environment. Canarc believes that its operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where Canarc operate could require additional capital expenditures and increased operating and/or reclamation costs. Although Canarc is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

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

The Clean Air Act (“CAA”), as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Any future mining operations by Canarc may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

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

The current and anticipated future operations of Canarc, including further exploration and/or production activities may require additional permits from governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of mineral exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Canarc and could cause increases in capital expenditures which could result in a cessation of operations by Canarc. To the best of its knowledge, Canarc is operating in compliance with applicable laws.

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

Trends

The cumulative annual prices for gold per ounce for each of the previous three years were as follows:

Cumulative annual prices for gold per ounce	2017	2018	2019
Average	$1,257	$1,268	$1,393
High	$1,346	$1,355	$1,546

On April 24, 2020, the price of gold per ounce closed at $1,716. As of April 24, 2020, the price of gold for 2020 reached a high of $1,742 per ounce on April 14, 2020, which suggests a trend of improving gold prices with volatility.

During the period from January 2017 to December 2019, the closing market price for Canarc’s shares slightly decreased from CAD$0.08 to CAD$0.06, with a 3 year high of CAD$0.12 in March and April 2017. On April 24, 2020, the closing market share price was CAD$0.06. The market price of Canarc’s shares strengthened in the latter half of 2015 from the acquisition of the El Compas project which was a near production mining asset, and such strength continued into 2016 as the project progressed but weakened from the subsequent sale of the project to Endeavour even though Canarc realized significant financial gains from such transaction. Canarc’s share price again strengthened from the property option agreement with Eureka for the FG Gold property in August 2016 and the acquisition of AIM in March 2017 in which the latter resulted in a NI 43-101 resource report for the Fondaway Canyon project. In February 2017, the normal course issuer bid provided a certain baseline support for the market price for most of 2017. Canarc’s cash resources and financial condition improved significantly since the disposition of the El Compas project along with stronger commodity prices have provided further support to the market price of Canarc’s shares. Its market price nominally decreased and remained stagnant for the last half of 2018 as commodity prices fell during the same period, even though Canarc was active in entering into property option agreements and staking of claims in the fourth quarter and in its exploration programs in existing and recent interests in mineral properties, as Canarc also focused on acquisition of projects with potential for major discoveries. Similarly the market price increased in the first quarter of fiscal 2019 as commodity prices improved along with dissemination of the results of its exploration programs and revised preliminary economic assessment of the New Polaris project. Canarc was not active in its normal course issuer bid which is effective from June 2018 to June 2019 as it focused on preserving its cash in late 2018 and early 2019. For the second quarter of 2019, the stock price fell but improved in the third quarter as gold prices increased. During the quarter, Canarc closed on a CAD$1.44 million flow through private placement, most of which was financed by an accomplished investor in the global resource sector. Canarc’s share price fell in the fourth quarter of 2019 as gold prices weakened slightly and Canarc announced drilling results from its Corral Canyon project. In 2020, its market price was further weakened from COVID-19 pandemic which had significant adverse consequences for global economies and capital markets. Items 4.A and 4.D provide further details.

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

4.D Property, Plant and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2019):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,914,000	$6,338,000	$10,252,000
Windfall Hills	BC, Canada	100.00%	$361,000	$670,000	$1,031,000
Princeton	BC, Canada	80.00%	$20,000	$188,000	$208,000
Hard Cash	Nunavut, Canada	100.00%	$31,000	$337,000	$368,000
Nigel	Nunavut, Canada	100.00%	$5,000	$0	$5,000
Fondaway Canyon	Nevada, USA	100.00%	$2,112,000	$1,580,000	$3,692,000
Corral Canyon	Nevada, USA	100.00%	$24,000	$503,000	$527,000

¹
Subject to any royalties or other interests as disclosed below.
²
Previously known as “Polaris-Taku”.
3
Net of recoveries and write-downs.

NOTE: All monetary figures are in terms of U.S.$ unless otherwise noted. See below for further details on each property.

Canarc Resource Corp.

Form 20-F

The following is a more detailed description of the mineral properties listed above in which Canarc has an interest.

Material Mineral Projects

We do not currently have any proven and probable reserves under Industry Guide 7 standards. Canarc’s properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists in any of such properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility. The following is a discussion of Canarc’s material mineral properties.

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

Extract of Selected Sections of the Summary from the New Polaris Technical Report

Summary

New Polaris (formerly Polaris-Taku Mine) is an early Tertiary mesothermal gold mineralized body located in northwestern British Columbia about 100 km south of Atlin, BC and 60 km northeast of Juneau, Alaska (Figure 1-1). The nearest roads in the area terminate twenty km south of Atlin, and approximately 100 km from the Project. Access at the present time is by aircraft. A short airstrip for light aircraft exists on the property. Shallow draft barges have been used in the past to access the site via the Taku River to transport bulk supplies and heavy equipment to site, as well as ship flotation concentrate from site.

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

Canarc Resource Corp.

Form 20-F

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

Property Description and Location

The New Polaris property consists of a group of 61 contiguous crown grants, and one modified grid claim totaling, 1,196 ha (2,956 acres) located 96 km (60 miles) south of Atlin, BC and 64 km (40 miles) northeast of Juneau, Alaska. Located at approximately 133º37’W Longitude and 58º42’N Latitude, the deposit lies on the eastern flank of the Tulsequah River Valley (
Figure 1-1).

The claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc Resource Corp. (Canarc), and subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. (Rembrandt), which Canarc has the right to reduce to 10% by issuing 150,000 shares to Rembrandt. Table 4 1 summarizes the claims and the locations are shown on Figure 4 1. Apart from the W.W.1 claim, the claims are crown granted and are kept in good standing through annual tax payments. The W.W.1 is a modified grid claim. The claim has sufficient work filed on it to keep it in good standing until February 4, 2020. The crown granted claims were legally surveyed in 1937. The mineralized areas are shown on Figure 4 2 and Figure 7 2, which shows the geology of the property on the mineral showings.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Geological Setting

The New Polaris Mine lies on the western edge of a large body of Upper Triassic Stuhini Group volcanic rocks, which has been intruded by a Jurassic-Cretaceous granodiorite body north of the mine. Older Triassic volcanic rocks and earlier sediments underlie the Stuhini volcanic rocks. The granodiorite is part of the Coast Plutonic Complex (Figure 7-1)

The structural trend in the area is northwest-southeast, paralleling major faults and folds to the east and intrusive alignment to the west. The Triassic volcanic rocks and older sedimentary rocks have been folded and sheared with the Stuhini Group rocks being deformed into broad to isoclinal, doubly plunging symmetrical folds with large amplitudes.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Various process stage recoveries are listed in Table 13-3.

Table 13-3
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

Canarc Resource Corp.

Form 20-F

The Resource Estimate for the New Polaris deposit is summarized in Table 14-4. The resource has been summarized at various cutoff grades with the base case Au grade cutoff of 4.0 g/t highlighted. At each cutoff the total material within a potential confining mining shape is reported. Therefore, a separate mining shape has been created for each cutoff in the table.

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

The effective date of this Resource estimate is February 28, 2019.

Table 14-4
Summary of Indicated and Inferred Total Resource

Indicated
Confining Shape Target Grade - (g/t Au)	In Situ	In Situ Grades
	Tonnage	AU	Au
	(Ktonnes)	(g/t)	(koz.)
2.0	1,880	10.0	605
3.0	1,798	10.4	599
4.0	1,687	10.8	586
5.0	1,556	11.3	567
6.0	1,403	12.0	540
7.0	1,260	12.6	509
8.0	1,105	13.3	472
9.0	947	14.1	428

Canarc Resource Corp.

Form 20-F

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

In the first half of 2018, Canarc assessed pressure oxidation to treat the refractory concentrate and produce doré bars at the mine site. The autoclave study concluded that it would be uneconomic due to excessively high capital and operating costs. In the latter half of 2018, bench-scale testing of New Polaris gold concentrate using bio-oxidation treatment process was conducted. Metallurgical test using bio-oxidation treatment on flotation concentrate resulted in gold extractions up to 96%. Bio-oxidation testing of New Polaris concentates dramatically increased the cyanide-recoverable gold from 8% for un-oxidized concentrate up to 96% on bio-oxidized material.

Canarc continues with its efforts to seek a joint venture partner to advance the New Polaris project through permitting and feasibility.

The Company does not have any budgeted exploration activities at the property for 2020 at the time of this annual report.

Canarc Resource Corp.

Form 20-F

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

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 was outstanding upon the closing of the Membership Agreement. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

Table 5: 2016 Resource Estimates

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

Fondaway Canyon and Dixie Comstock properties (Nevada, USA):

On October 16, 2019, Canarc signed a binding Letter Agreement with Getchell which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to Canarc, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant Canarc a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

The Company does not have any budgeted exploration activities at the Fondaway Canyon property for 2020 at the time of this annual report.

Canarc Resource Corp.

Form 20-F

Other Mineral Projects

The following projects are considered not material by Canarc, do not have any Guide 7 compliant mineral reserves, and are not compliant with NI 43-101 unless otherwise stated. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

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

In 2018, Canarc completed its exploration program which included reconnaissance stream sediment sampling, soil sampling, machine trenching and airborne geophysics to detect new gold-silver anomalies, to better delineate the known epithermal stock-work gold-silver mineralization and to better define drill targets.

For 2020, Canarc will be developing a drilling program for 1,000 meters in 3-5 diamond core holes on the main targets.

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

Canarc’s consulting geologist visited the property in September 2018 and collected samples in quartz vein float and outcrop at and near the Swamp showing. In January 2019, Canarc completed a 970 line-km airborne magnetic and radiometric survey over the 2,090 hectare Hard Cash property. The new geophysical survey results define the magnetic and radiometric responses of the known gold mineralization. In June 2019, geophysical modelling and interpretation were completed, followed by geological and structural interpretation. The results have clarified the broad geological and structural controls on gold mineralization and will help to identify and prioritize drill targets. In July 2019, Canarc completed a district-scale soil survey (approximately 500 samples), geologic mapping and rock-chip sampling (approximately 100 samples). Analytical results are expected in the fourth quarter of 2019, and along with the geologic and geophysical data, will be used to identify drill targets.

Canarc Resource Corp.

Form 20-F

For 2020, the Company plans to develop a drilling program for 1,500 meters in 8-10 reverse circulation holes on the top priority targets.

Princeton Property (British Columbia, Canada)

In December 2018 and then as amended in June 2019, Canarc entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby Canarc has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; granting a 1% NSR to Universal which can be acquired for CAD$1 million; and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

The Princeton gold property consists of 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property contains quartz veins with high grade gold (> 10 g/t) hosted in Triassic Nicola Group metasedimetary and metavolcanic rocks intruded by undated granitic dikes and stocks.

In 2018, Canarc completed a 2,350 line-kilometer aeromagnetic survey on the property to assist in its geologic evaluation. The survey covered about 16 km by 10 km, extending well beyond the known area of gold vein mineralization. In July 2019, Canarc reviewed the results of the survey. The results have been used to delineate geologic units, including intrusive rocks, and have clarified the broad geologic setting and structural fabric of the area that should help to identify and prioritize drill targets.

In July 2019, Canarc commenced an exploration program of general prospecting, mapping, sampling and trenching of existing gold vein prospects, as well as evaluating whether additional geophysical methods might be utilized to detect buried veins. The program included a machine trenching program in the area of the main gold vein prospect. The trenching will test a much broader area than was trenched in late 2018 and will attempt to trace the previously-trenched main vein along strike as well as explore for adjacent veins, particular in areas of mineralized float.

In August 2019, Canarc completed its review of the results of the airborne magnetic geophysical survey from late 2018 over the Princeton Property in BC. The aeromagnetic survey covered an area of about 16 km by 10 km, extending well beyond the known area of gold vein mineralization. The results help clarified the broad geologic setting and identified a structural control on gold mineralization that should help to identify and prioritize drill targets.

Canarc is seeking a partner to drill the property.

Corral Canyon property (Nevada, USA)

In 2018, Canarc staked 92 mining claims covering 742 hectares in Nevada, USA.

Canarc Resource Corp.

Form 20-F

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

In the first half of fiscal 2019, Canarc had completed detailed geologic mapping, a district-scale soil sampling program, rock-chip sampling, re-logging of previous core holes and an analysis of historical geophysical data in an effort to identify drill targets to expand on the known gold mineralization. In the third quarter of 2019, four high priority targets were identified on the property. In November 2019, a five hole, 1600 meter drilling program was completed.

Canarc is seeking a partner to drill along strike and to depth at priority targets on the property.

Other Mineral Property

In December 2018, Canarc entered into a Memorandum of Understanding for an exploration and development project in South America whereby Canarc paid $10,000 in 2018 and another $10,000 was payable as a success fee to close on an acceptable agreement for such project. In October 2019, Canarc recovered $3,000 from its initial payment and wrote off the project.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected Canarc’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of Canarc for the three fiscal years ended December 31, 2019, 2018 and 2017 should be read in conjunction with the consolidated financial statements of Canarc and related notes included therein.

Canarc’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

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

Canarc Resource Corp.

Form 20-F

Canarc’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of Canarc to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet Canarc’s liabilities as they become payable and for settlement of expenditures.

Canarc is not aware of any seasonality in the business that has a material effect upon its financial condition, results of operations or cash flows. Canarc is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Fiscal Year 2019 – Year ended December 31, 2019 compared with December 31, 2018

Canarc incurred a net loss of $1.04 million for the year ended December 31, 2019 which is slightly lower than the net loss of $1.13 million for fiscal 2018, with the latter having higher operating expenses. Net losses were impacted by different functional expense items.

Canarc has no sources of operating revenues. Operating losses were incurred for ongoing activities of Canarc in acquiring and exploring its mineral property interests, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment as well as for the right of use asset from the adoption of new accounting standard for leases under IFRS 16 effective January 1, 2019. The fair value of the right to use asset was significant in comparison to the other equipment categories resulting in higher amortization in each quarter of fiscal 2019. Canarc adopted the modified retrospective method with no restatement of prior quarters in 2018 resulting in lower amortization for those prior quarters in 2018.

Corporate development expenses were relatively nominal for comparative quarters in 2018 and 2019. In the first and second quarters of 2018, corporate development efforts were at a reduced level which involve site visits and preliminary discussions and technical overview of possible projects of merit which have possible near term gold mining properties but such discussions did not advance. Negligible corporate development was done in the third quarter as Canarc focused on a 3D model for Fondaway Canyon property, various scenarios for processing concentrates into gold dore bars at the New Polaris property site, and mobilization of the trenching and exploration program for Windfall Hills property. Corporate development activities increased in the fourth quarter with a heightened emphasis on “elephant hunting” in seeking projects with potential to be discoveries. These efforts in the last quarter of 2018 culminated in two property option agreements for the Princeton (British Columbia, Canada) and Hard Cash and Nigel (Nunavut, Canada) properties and the staking of 92 mining claims in northwestern Nevada (USA). The active exploration programs for geophysics in the fourth quarter of 2018 which continued into the first quarter of 2019 and the revision to the preliminary economic assessment for the New Polaris project reduced efforts to seek new projects. Corporate development activities increased in the second quarter of 2019 to review possible projects of merit in North America whilst Canarc’s exploration programs were pending mobilization in the third quarter of 2019 and pending the flow through private placement which closed in July 2019. Such efforts in the third quarter of 2019 involved only nominal technical management review and assessment of new projects. In the fourth quarter of 2019, corporate development increased by travel related costs by non technical management in pursuing projects of merit in the USA and Europe.

Canarc Resource Corp.

Form 20-F

Remuneration for employees in 2019 was lower than in 2018. Employee remuneration directly related to mineral exploration projects and corporate development were allocated to those specific activities rather than to operations. In the first quarter of 2019, Canarc continued with exploration programs for the Hard Cash and Princeton properties which were implemented in late 2018, as well as proceeded with updating the preliminary economic assessment for the New Polaris property which was filed in April 2019. Given the lower level of exploration activity in the first quarter of 2018, employee remuneration would be higher due to lower project allocations. In the second quarter of 2018, the departure of a senior officer resulted in the incurrence of severance pay which increased employee remuneration. Remuneration for employees was lower in the third quarter than comparable quarters in 2018 due to the departure of a senior officer at the end of June 2018. Heightened corporate development efforts, active exploration programs for the Windfall Hills, Princeton and Hard Cash properties, and ongoing assessment of scenarios for processing concentrates into gold dore bars at the New Polaris property site would reduce technical employee remuneration in the fourth quarter of 2018 as these costs would be allocated to the applicable projects. Such reduction would be offset by the employment of a non technical senior officer in October 2018. In June 2019, prorated severance was paid to a senior officer who reduced his employment status, effectively increasing remuneration in the quarter. For the comparative third quarters in both fiscal years, employee remuneration was lower in 2018 due to the departure of a senior officer in late June 2018 which was subsequently replaced in October 2018. In the fourth quarter of 2019, remuneration increased due to the reduced exploration activity on Canarc’s mineral property interests which were completed in earlier months and from banked vacation days for employees which were similar to the fourth quarter in 2018.

Overall general and administrative expenses were similar for 2019 to 2018. Certain segments of these expenses were either nominally lower or nominally higher in all quarters in 2019 than the comparative quarters in 2018 except for rent. Upon the adoption of new accounting standards for leases effective January 1, 2019, rent would reduce, as basic rent payments would be applied against lease liability for right to use asset which is amortized over the life of the lease and interest would be recognized from the fair value of the lease. Canarc adopted the modified retrospective method with no restatement of prior quarters in 2018, resulting in higher rent expenses in 2018. Audit and tax expenses were similar for both fiscal periods as audit fees did not change, and no changes in corporate tax issues, and legal fees for debt settlement in 2018 were applied subsequently against the recovery of the debt principal. Legal fees were lower in the second quarter of 2019 and generally involve reviewing certain of Canarc’s continuous disclosure documents in the first quarter of 2019 with no such costs being incurred in the last two quarters of 2019. Office and sundry are similar across comparative quarters given the fixed nature of such expense. Except for translational effects, general and administrative and regulatory expenses do not tend to fluctuate given their fixed nature but would increase in the second quarter as Canarc normally holds its annual general shareholders meeting in June of each fiscal year.

In the January 2019, Canarc engaged a part time shareholder communications consultant to focus on creating market awareness of Canarc, its portfolio of exploration projects with active exploration programs, and the revised preliminary economic assessment for its New Polaris project, and such consultant services continued into the remaining quarters of 2019. Given the stagnancy in the markets in 2018, shareholder relations efforts were kept to a reduced level.

Share-based payments were only slightly higher in 2019 than in 2018, with ongoing vesting provisions of outstanding stock options. In late June 2018, the departure of a senior officer resulted in the forfeiture of unvested stock options which would reduce share-based payments with vested stock options being cancelled in July 2018. Also at the end of June 2018, Canarc granted 3,250,000 stock options to directors, officers and employees. In November 2018, Canarc granted 1,000,000 stock options to an officer of which 500,000 stock options have an exercise price of CAD$0.05 and 500,000 stock options with an exercise price of CAD$0.06. In February 2019, 700,000 stock options were granted to consultants and in March 2019 300,000 stock options to a director and in June 2019 2,750,000 stock options to directors, officers and employees. The stock option grants in 2018 and 2019 are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. There were nominal forfeitures recognized at the end of September 2019 for unvested stock options due to a staff departure.

Canarc Resource Corp.

Form 20-F

Interest income is earned from Canarc’s premium investment savings account which is interest bearing and from its guaranteed investment certificate which matured in August 2018 and was not renewed. Canarc’s cash resources are expended on mineral exploration and operating activities, given Canarc does not have any sources of revenues or operating cash inflows, which can be expected to reduce interest bearing investments. As cash resources are expended, interest income can be expected to be commensurately lower. Interest income was comparable in the third quarter as cash resources increased from the closing of the private placement in July 2019 for proceeds of CAD$1.4 million most of which were invested in the premium investment savings account but would be gradually depleted from flow through exploration expenditures.

Change in the fair value of marketable securities is attributable to disposition of marketable securities, the quoted market price changes in investments in shares, and impairment if any. Marketable securities are classified as financial assets at fair value through profit or loss with any resulting gains or losses in fair values being recognized in profit or loss. Canarc’s shareholdings decreased in fair value in the first quarter of 2018, then increased in the second quarter, significantly decreased in the third quarter and again increasing in the fourth quarter as market prices of its financial instruments fluctuate to market conditions; there were no dispositions of marketable securities in 2018, and an impairment loss was recognized in the last quarter which was offset by gains in fair values. Canarc did dispose a significant portion of its marketable securities in the second quarter of 2019 which resulted in losses but was offset by gains in market prices for remaining shares of marketable securities. There were no dispositions in the other quarters of 2019. Nominal reductions in fair values were recognized in the third quarter and more significant reductions in the fourth quarter of 2019.

Flow through financing costs represent the tax effects for using the look back rule for Canarc’s flow through private placement whereby the subscriber was eligible to write off flow through expenditures in 2017 whereas Canarc fully expended the flow through funds in 2018.

Interest expense was incurred and accrued for the buyout amount which Canarc recognized as a deferred royalty liability upon the acquisition of AIM in March 2017 for the 3% NSR for the Fondaway Canyon project; the original buyout amount was $600,000. Advance royalty payments of $35,000 are due and payable by July 15th of each year until the buyout amount has been fully paid for the 3% NSR for the Fondaway Canyon project. Interest expense shall continue to be incurred until the buyout amount has been fully paid by the annual advance royalty payments. Upon the adoption of new accounting standards for its office lease effective January 1, 2019, interest expense would be recognized for fair value of the lease liability for right of use asset for its office facilities, over the term of the lease. Canarc adopted the modified retrospective method with no restatement of prior quarters in 2018. Periodic installment payments would reduce the recognition of interest expense during the term of these financial obligations. The new accounting standard for leases contributed to higher interest expense for each quarter of 2019 relative to 2018.

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

On February 12, 2018, Canarc entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 shall be repaid in 2018, which loan had been written off in 2014. The gain from the recovery significantly reduced losses in 2018.

Canarc Resource Corp.

Form 20-F

Canarc received $12,000 from Brownstone in late 2018 and recognized a recovery for the Silver King property which has nil net book value. An additional $12,000 was received in 2019 which was offset by the write off of another project which did not advance and was impaired.

Write off of equipment was for outdated asset item which was disposed in 2018.

Except for the first quarter of 2018, the income tax recovery in 2018 is the allocation of the premium in the flow through private placement which closed in April 2017 on a pro rata basis of exploration expenditures incurred during the period. Canarc mobilized its exploration and trenching program for the Windfall Hills project in September 2018 given delays from forest fire issues in the immediate area. Flow through exploration programs for the Princeton and Hard Cash were implemented in the fourth quarter in 2018. Similarly the income tax recovery in the third and fourth quarters of 2019 is the allocation of the premium in the flow through private placement which closed in July 2019 on a pro rata basis of exploration expenditures incurred during the period.

As at December 31, 2019, Canarc has mineral property interests which are comprised of the following:

Canarc Resource Corp.

Form 20-F

	Canada					USA
($000s)	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total

Acquisition Costs:

Balance, December 31, 2017	$3,875	$374	$-	$-	$-	$2,173	$-	$-	$6,422
Additions, net of recoveries	6	-	-	9	2	12	23	10	62
Foreign currency translation adjustment	7	(30)	-	-	-	(175)	-	-	(198)
Balance, December 31, 2018	3,888	344	-	9	2	2,010	23	10	6,286
Additions	18	-	20	21	3	-	-	-	62
Recovery	-	-	-	-	-	-	-	(3)	(3)
Write off	-	-	-	-	-	-	-	(7)	(7)
Foreign currency translation adjustment	8	17	-	1	-	102	1	-	129
Balance, December 31, 2019	$3,914	$361	$20	$31	$5	$2,112	$24	$-	$6,467

Deferred Exploration Expenditures:

Balance, December 31, 2017	$6,431	$522	$-	$-	$-	$1,090	$-	$-	$8,043
Additions, net of recoveries	88	150	69	120	-	351	1	-	779
Foreign currency translation adjustment	(741)	(42)	-	-	-	(88)	-	-	(871)
Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	133	8	116	211	-	159	501		1,128
Foreign currency translation adjustment	427	32	3	6	-	68	1		537
Balance, December 31, 2019	$6,338	$670	$188	$337	$-	$1,580	$503	$-	$9,616

Mineral property interests:
Balance, December 31, 2018	$9,666	$974	$69	$129	$2	$3,363	$24	$10	$14,237
Balance, December 31, 2019	10,252	1,031	208	368	5	3,692	527	-	16,083

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

As at December 31, 2018, Canarc has mineral property interests which are comprised of the following:

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

Canarc Resource Corp.

Form 20-F

Environmental Liabilities

Canarc’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it may operate may not yet have fully developed such standards in respect to environmental concerns. In accordance with government requirements in Canada, refundable deposits of CAD$252,000 have been placed with regulatory agencies in respect to Canarc’s New Polaris gold property in British Columbia. There are no known environmental contingencies in respect to these or any of the other Company’s mineral property interests.

Critical Accounting Policies

For Canarc’s exploration activities, there is no product, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral property interests and Canarc’s future financial success are dependent upon the extent to which it can discover mineralization and the economic viability of advancing such mineral property interests beyond the exploration stage. Such activities may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of Canarc’s control. The sales value of any mineralization discovered by Canarc is largely dependent upon factors beyond Canarc’s control such as the market value of the metals.

As the carrying value and amortization of mineral property interests and capital assets are, in part, related to Canarc’s mineral reserves, the estimation of such reserves is significant to Canarc’s position and results of operations. As of the date of this annual report, Canarc has not established any reserves on its mineral property interests.

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property interest from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a mineral property interest being carried out by Canarc or its partners or when a property interest is abandoned or when the capitalized costs are not considered to be economically recoverable, the related mineral property costs are written down to the amount recoverable. The amounts for mineral property interests as shown in Canarc’s consolidated financial statements represent costs incurred to date, less write-downs and any recoveries, and are not intended to reflect present or future values.

Canarc accounts for share-based payments using a fair value-based method with respect to all stock-based payments to directors, officers, employees and non-employees. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

Canarc Resource Corp.

Form 20-F

5.B Liquidity and Capital Resources

Canarc is in the exploration stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of Canarc to obtain the necessary financing to complete the development and upon future profitable production. Canarc knows of no trends, demands, commitments, events or uncertainties that may result in Canarc’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in Canarc’s liquidity are substantially determined by the success or failure of Canarc’s exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, Canarc has endeavoured to secure mineral property interests that in due course could be brought into production to provide Canarc with cash flow which would be used to undertake work programs on other projects. To that end, Canarc has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, Canarc has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of Canarc’s liquidity:

	December 31,
($000s)	2019	2018

Cash	$1,923	$2,329
Working capital	1,872	2,897

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

Canarc Resource Corp.

Form 20-F

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

Canarc Resource Corp.

Form 20-F

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

In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

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

Canarc Resource Corp.

Form 20-F

On July 23, 2019, Canarc closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 1.5 million warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021.

In October 2019, the Company received $12,000 from Brownstone for the option of Silver King property.

In November 2019, Canarc issued 200,000 common shares at a value of CAD$0.06 per share to Silver Range for the Hard Cash and Nigel properties.

In November 2019, Canarc issued 375,000 common shares at a value of CAD$0.05 per share to Universal for the Princeton property.

In fiscal 2019, Canarc realized proceeds of CAD$672,400 from the disposition of marketable securities.

In fiscal 2019, Canarc granted the following stock options:
-
700,000 stock options to consultants with an exercise price of CAD$0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter;
-
300,000 stock options to a director with an exercise price of CAD$0.08 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
2,750,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

As at December 31, 2019, Canarc’s marketable securities have a fair value of $104,000.

In January 2020, the Company received $100,000 cash and 967,513 shares from Getchell for the option of the Fondaway Canyon and Dixie Comstock properties.

At December 31, 2019, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canarc must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.

Form 20-F

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton:
On or before:
December 31, 2020	-	244	-	-	-
March 16, 2021	25	-	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Hard Cash and Nigel:
On or before:
November 23, 2020	30	-	-	-	300,000
November 23, 2021	40	-	-	-	400,000
November 23, 2022	50	-	-	-	500,000
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

	$4,145	$244	$2,500	$35	1,350,000

(1)
Advance royalty payments of $320,000 remain payable as at December 31, 2019 with annual payments of $35,000. Items 4.A and 4.D provide further details.

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million. Items 4.A and 4.D provide further details.
These amounts may be reduced in the future as Canarc determines which properties to continue to explore and which to abandon.

Canarc has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canarc as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2019.

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

Canarc Resource Corp.

Form 20-F

5.C Research and Development, Patents and Licenses, etc.

Canarc does not currently carry out research and development activities.

Items 4.A, 4.D, 5.A and 5.F provide details of Canarc’s mineral property interests, exploration activities, acquisitions and write-downs.

5.D Trend Information

Except for the COVID-19 pandemic discussed below, Canarc knows of no trends, demand, commitments, events or uncertainties that are reasonably likely to have a material effect on Canarc’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause financial information not necessarily to be indicative of future operating results or financial condition, other than disclosed or inferred in this Form 20-F.

Canarc currently has no active business operations that would be affected by recent trends in productions, sales, etc. Canarc has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D and the COVID-19 pandemic discussed below.

COVID-19 Pandemic Update

The COVID-19 pandemic is significantly impacting the global economy, financial markets and commodities. The full extent and impact of the COVID-19 pandemic remains unknown. To date, the slowdown in economic activity is elevating the prospects of a severe global recession, which is causing many countries to introduce economic stimulus measures. Financial, oil and certain other commodity markets have declined significantly and remain highly volatile. Precious metals, while volatile, have recently demonstrated an upward trend.

The global response undertaken to slow the spread of COVID-19 commonly includes travel restrictions, stay-at-home orders and social distancing. These and other actions are causing many entities to suspend operations, re-direct resources and defer activities. The impact on investors, banking institutions, businesses, the global economy or financial and commodity markets may ultimately have an indirect, yet material adverse impact on the Canarc’s financial condition and results of operations.

To date, Canarc has experienced a decline in the value of its Common Shares and expects to incur ongoing costs while certain corporate objectives may be delayed. These and other conditions may ultimately have a material adverse impact on Canarc’s financial condition and results of operations. See “Key Information – D. Risk Factors” for additional information.

Canarc Resource Corp.

Form 20-F

5.E Off-Balance Sheet Arrangements

There are no known significant or material off-balance sheet arrangements other than those disclosed in this Form 20-F and in Canarc’s audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

Share Appreciation Rights

At the discretion of the Board, certain stock option grants provide the stock option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

5.F Tabular Disclosure of Contractual Obligations

As Canarc performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as Canarc narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, Canarc must make payments to the optionors and lease liability obligations for its office facilities as follows as at December 31, 2019:

			Payments due by Period					Payments due by Period
			(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$123	$47	$76	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	320	35	105	105	75

Total, December 31, 2019	$123	$47	$76	$-	$-	$320	$35	$105	$105	$75

(1)
Advance royalty payments of $320,000 remain payable as at December 31, 2019 with annual payments of $35,000. Items 4.A and 4.D provide further details.

In February 2017, Canarc entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2019, Canarc is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Canarc Resource Corp.

Form 20-F

Amount
(CAD$000)
Year:
2020	$47
2021	48
2022	28

$123

5.G Safe Harbor

We seek safe harbor for our forward-looking statements contained in Items 5.E and F.  See “Cautionary Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

In accordance with the provisions of the Business Corporations Act (British Columbia) the overall control of the business and affairs of Canarc is vested in its board of directors. The board of directors of Canarc currently consists of five members elected by the shareholders of Canarc at each annual meeting of shareholders of Canarc.

Canarc Resource Corp.

Form 20-F

The directors and senior management of Canarc as of April 24, 2020 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canarc and Period of Service
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
(2)
Members of the Audit Committee.
(3)
Members of the Compensation Committee.
(4)
Members of the Nomination Committee.
(5)
Members of the Technical Committee.
(6)
Members of the Investment Committee.

Canarc Resource Corp.

Form 20-F

No director or officer has any family relationship with any other director or officer. The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of Canarc. Officers hold office at the pleasure of the directors.

To the best of Canarc’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of Canarc’s officers or directors was selected as an officer or director of Canarc, other than as disclosed in this Form 20-F.

6.B Compensation

Statement of Executive Compensation

Canarc is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to Canarc's directors and officers that has been disclosed to Canarc’s shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2019, the aggregate compensation incurred by Canarc to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$771,000 of which CAD$42,500 was for bonus.

The table below discloses information with respect to executive compensation paid by Canarc to its directors and officers for the fiscal year ended December 31, 2019. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

Canarc Resource Corp.

Form 20-F

SUMMARY OF COMPENSATION
PAID TO DIRECTORS AND OFFICERS
(in terms of Canadian dollars)

Name and principal position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation (3) ($)		Pension value (5) ($)	All other compensation (6) ($)	Total compensation (7) ($)
					Annual incentive plans (3)	Long-term incentive plans (4)
Bradford J. Cooke (8)	2019	Nil	Nil	$33,151	$15,000	Nil	Nil	$10,000	$58,151
Director, Chairman and former Chief Executive Officer	2018	Nil	Nil	$24,699	Nil	Nil	Nil	$10,000	$34,699
	2017	Nil	Nil	$43,421	Nil	Nil	Nil	$85,000	$128,421
Martin Burian	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$8,000	$19,621
Director	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$4,000	$20,446
	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$15,000	$41,052
Deepak Malhotra	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$6,000	$17,621
Director	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$4,000	$20,446
	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$14,500	$40,552
Kai Hoffmann (9)	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$6,500	$18,121
Director	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$2,000	$18,446
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Scott Eldridge (10)	2019	$168,699	Nil	$19,369	$15,000	Nil	Nil	Nil	$203,067
Director and Chief Executive Officer	2018	$43,738	Nil	$45,306	Nil	Nil	Nil	$2,000	$91,044
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Leonard Harris (11)	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2018	Nil	Nil	N/A	Nil	Nil	Nil	$2,000	$2,000
	2017	Nil	Nil	$26,052	Nil	Nil	Nil	$13,000	$39,052
Catalin Kilofliski (12)	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Chief Executive Officer	2018	$117,517	Nil	N/A	$237,981	Nil	Nil	Nil	$355,498
	2017	$257,513	Nil	$60,789	$175,000	Nil	Nil	Nil	$493,302
Garry D. Biles (13)	2019	$139,118	Nil	$7,748	$127,500	Nil	Nil	Nil	$274,366
President and COO	2018	$206,923	Nil	$20,558	Nil	Nil	Nil	Nil	$227,481
	2017	$208,461	Nil	$52,105	$125,000	Nil	Nil	Nil	$385,566
Jacob Margolis (14)	2018	$149,819	Nil	$8,223	Nil	Nil	Nil	Nil	$158,042
Vice-President, Exploration	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Philip Yee	2019	$120,381	Nil	$7,748	$5,000	Nil	Nil	Nil	$133,129
Chief Financial Officer and Vice-President, Finance and Secretary	2018	$117,097	Nil	$12,335	Nil	Nil	Nil	Nil	$129,432
	2017	$118,929	Nil	$30,394	$50,000	Nil	Nil	Nil	$199,323

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
(11)
Mr. Leonard Harris retired from the Board of Directors on June 28, 2018.
(12)
Mr. Catalin Kilofliski ceased to be Chief Executive Officer effective June 28, 2018.
(13)
Mr. Garry Biles was paid a pro rata severance of CAD$120,000 on May 31, 2019 for 60% reduction in employment with Canarc.
(14)
Dr. Jacob Margolis was appointed Vice-President (Exploration) effective January 5, 2018.

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of Canarc.

The following table sets forth information concerning outstanding stock options under Canarc’s Stock Option Plan as at December 31, 2018 to each director and officer of Canarc. No SARs were outstanding.

Canarc Resource Corp.

Form 20-F

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2019:

SUMMARY OF STOCK OPTIONS
GRANTED TO DIRECTORS AND OFFICERS
From January 1, 2019 to December 31, 2019

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chairman and Director	March 21, 2019 (1)	Common shares	300,000	$0.08	March 21, 2024
	June 27, 2019 (1)	Common shares	500,000	$0.06	June 27, 2024
Martin Burian Director	June 27, 2019 (1)	Common shares	300,000	$0.06	June 27, 2024
Deepak Malhotra Director	June 27, 2019 (1)	Common shares	300,000	$0.06	June 27, 2024
Kai Hoffmann Director	June 27, 2019 (1)	Common shares	300,000	$0.06	June 27, 2024
Scott Eldridge Director and Chief Executive Officer	June 27, 2019 (1)	Common shares	500,000	$0.06	June 27, 2024
Garry Biles President and Chief Operating Officer	June 27, 2019 (1)	Common shares	200,000	$0.06	June 27, 2024
Jacob Margolis Vice-President (Exploration)	June 27, 2019 (1)	Common shares	400,000	$0.06	June 27, 2024
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary	June 27, 2019 (1)	Common shares	200,000	$0.06	June 27, 2024

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

Pension Plan

Canarc does not have any pension plan arrangements in place.

Report on Executive Compensation

Canarc’s executive compensation program is administered by the Compensation Committee on behalf the board of directors (the “Board”).

Compensation of Directors

Mr. Bradford J. Cooke, the former Chief Executive Officer and a Director of Canarc, previously received compensation as consideration for his duties as an operating officer of Canarc; Mr. Cooke resigned as Chief Executive Officer on January 13, 2014 and was again Chief Executive Officer (Interim) from June 29, 2018 to October 17, 2018 but remains Chairman and a Director. At a Compensation Committee meeting held on March 14, 2017 and March 26, 2020, Mr. Cooke received bonuses of CAD$75,000 and CAD$15,000, respectively, in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions.

At Compensation Committee meetings held annually, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. At a Compensation Committee meeting held on March 14, 2017, all Directors received a one-time bonus of CAD$10,000 for the financial turn-around of Canarc which significantly improved in its financial resources and working capital. In March 2018, the Compensation Committee approved quarterly stipends to Board members in which the Chairman shall receive CAD$2,500 per quarter and each Director shall receive CAD$1,000 per quarter, excluding a director who is an executive officer. In March 2019, the Compensation Committee re-approved Board and Committee fees for 2019. In March 2020, the Compensation Committee approved that no Board stipends and no Board Committee fees will be payable for 2020 given the negative global economic impacts from the COVID-19 pandemic.

During the year ended December 31, 2019, Canarc granted the following stock options to directors:

-
300,000 stock options to a director with an exercise price of CAD$0.08 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
1,900,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resource Corp.

Form 20-F

Performance based stock options for 750,000 common shares which were granted in 2016 to a director fully vested in 2017.

Executive Compensation Program

Canarc’s executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of Canarc, thereby enabling Canarc to compete for and retain executives critical to Canarc’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

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

No funds were set aside or accrued by Canarc or its subsidiaries during the year ended December 31, 2019 to provide pension, retirement or similar benefits for directors or officers of Canarc pursuant to any existing plan provided or contributed to by Canarc or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for executive employees of Canarc based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to Canarc.

Canarc’s Chief Executive Officer prepares recommendations for the Compensation Committee which are then presented to the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, and the Chief Financial Officer, are then submitted for approval by the Board from the Compensation Committee.

Bonus

The Board, based upon recommendations from the Compensation Committee, annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows Canarc effectively to recognize and reward those individuals whose efforts have assisted Canarc to attain its corporate performance objective.

Canarc Resource Corp.

Form 20-F

The CEO prepares recommendations for the Compensation Committee which in turn makes a recommendation to the Board with respect to the bonuses to be paid to Phithe executive officers and to senior management.

In 2017, Canarc paid CAD$350,000 to executive officers as Canarc made significant corporate advancement in 2016 including substantial gains and significantly improved its financial resources and working capital. In 2020, Canarc paid bonuses of CAD$42,500 related to corporate performance for 2019 fiscal year.

Stock Options

A Stock Option Plan is administered by the Board. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable Canarc to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

During the year ended December 31, 2019, Canarc granted 800,000 stock options to senior officers with an exercise price of CAD$0.06 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Performance based stock options for 1.5 million common shares which were granted in 2016 to senior officers fully vested in 2017.

Other Compensation

Mr. Bradford Cooke received a bonus of CAD$75,000 in 2017 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions. In 2017 each Director received a one-time bonus of CAD$10,000 for the financial turn-around of Canarc which significantly improved in its financial resources and working capital. Mr. Cooke received a cash bonus of CAD$15,000 in March 2020 for Canarc’s performance in 2019.

Directors’ and Officers’ Liability Insurance

From 2017 to 2019, Canarc maintains its directors and officers liability insurance coverage of CAD$10 million with annual premiums of CAD$19,200 in 2017, CAD$20,000 in 2018 and CAD$19,500 in 2019.

6.C Board Practices

Statement of Corporate Governance Practices

Canarc is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

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

Directors are elected at Canarc’s annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Bradford Cooke	33
Martin Burian	7
Deepak Malhotra	5
Kai Hoffmann	2
Scott Eldridge	2

Certain directors of Canarc are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp.
Aztec Minerals Corp.
Radius Gold Inc.

Martin Burian	Nanalysis Scientific Corp.
Assure Holdings Corp.
Elysee Development Corp.
RBI Ventures Ltd.

Deepak Malhotra	Cardero Resource Corp.

Scott Eldridge	Arctic Star Exploration Corp.

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

Since January 1, 2007, Canarc has held board meetings at least quarterly and at which the majority, if not all, Board members have attended, either in person or by telephone conference call, during the time in which they were directors of Canarc.

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of Canarc. Directors are required to act and exercise their powers with reasonable prudence in the best interests of Canarc. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

●
the strategic planning process of Canarc;
●
identification and management of the principal risks associated with the business of Canarc;
●
planning for succession of management;
●
Canarc's policies regarding communications with its shareholders and others; and
●
the integrity of the internal controls and management information systems of Canarc.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of Canarc and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the Board and/or of its committees. The CEO reports directly to the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of Canarc. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with Canarc's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of Canarc. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board of Directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of Canarc, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Canarc Resource Corp.

Form 20-F

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in Canarc’s affairs, and each situation is addressed on its merits on a case-by-case basis. Canarc has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of Canarc. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

Canarc has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to Canarc’s Annual Information Form dated March 26, 2020.

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

Compensation

Taking into account Canarc’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

At Canarc’s annual Compensation Committee, it was resolved that fees for Board Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. In 2018 and 2019, the Compensation Committee approved stipends for Board members whereby the Chairman will receive a quarterly fee of CAD$2,500 and Directors a quarterly fee of CAD$1,000. In March 2020, the Compensation Committee, as approved by the Board, recommended the cessation of all Directors and Board Committees stipends during the COVID-19 pandemic.

Audit Committee

The Audit Committee is comprised of:
Chairman:                      Martin Burian
Members:                      Deepak Malhotra and Kai Hoffmann

Canarc Resource Corp.

Form 20-F

The mandate of the Audit Committee is as follows:

The Audit Committee will assist the Board of Directors (the “Board”) of Canarc in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and Canarc's process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as Canarc’s business, operations and risks.

In carrying out its oversight responsibilities, the Audit Committee will:

(a)
Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.
(b)
Review with Canarc’s management and, as necessary, its external auditors and recommend to the Board Canarc’s quarterly and annual financial statements and management discussion and analysis that is to be provided to shareholders, stakeholders and the appropriate regulatory authorities, including any financial statement contained in a prospectus, information circular, registration statement or other similar document.
(c)
Review Canarc’s management annual and interim earnings press release before any public disclosure.
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
(g)
Be directly responsible for the oversight of the work of the external auditors, including the resolution of disagreements between management of Canarc and the external auditors.
(h)
Review with Canarc’s management and external auditors Canarc’s accounting and financial reporting controls. Obtain annually in writing from the external auditors their observations, if any, on significant weaknesses in internal controls as noted in the course of the auditor’s work.
(i)
Evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within Canarc and ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.
(j)
The Committee is to meet at least once annually, with the independent auditors, separately, without any management representatives present for the purpose of oversight of accounting and financial practices and procedures.
(k)
Review with Canarc’s management and external auditors significant accounting and reporting principles, practices and procedures applied by Canarc in preparing its financial statements. Discuss with the external auditors their judgment about the quality of the accounting principles used in financial reporting.

Canarc Resource Corp.

Form 20-F

(l)
Inquire as to the independence of the external auditors and obtain from the external auditors, at least annually, a formal written statement delineating all relationships between Canarc and the external auditors and the compensation paid to the external auditors.
(m)
At the completion of the annual audit, review with management and the external auditors the following:
i.
The annual financial statements and related notes and financial information to be included in Canarc’s annual report to shareholders.
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
iv.
Inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would cause them to issue a not standard report on Canarc’s financial statements.
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
(p)
Be satisfied that adequate procedures are in place for the review of Canarc’s disclosure of financial information extracted or derived from Canarc’s financial statements, and periodically assess the adequacy of those procedures.
(q)
Review and approve Canarc’s hiring of partners, employees and former partners and employees of the present and past auditors.
(r)
Review with management and the external auditors the methods used to establish and monitor Canarc’s policies with respect to unethical or illegal activities by Canarc employees that may have a material impact in the financial statements.
(s)
The Committee will conduct an appropriate review of all proposed related party transactions to identify potential conflict of interest and disclosure situations. The Committee shall submit the related party transaction to the Board of Directors for approval by a majority of independent directors, excluding any director who is the subject of a related transaction, and implementation of appropriate action to protect Canarc from potential conflicts of interest.
(t)
The Committee will, if required, prepare a report for the inclusion on Canarc’s proxy statement for its annual meeting of stockholders describing the Committee’s structure, its members and their experience and education. The report will address all issues then required by the rules of the regulatory authorities.

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
The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to Canarc’s strategy, policies and programs on the compensation and development of senior management and directors.

Technical	Deepak Malhotra
The Technical Committee is to provide technical expertise and advice to the Board of Directors with respect to strategies, opportunities, challenges, proposals, programs and budgets for mineral property acquisition, exploration, development and disposition.

Investment	Martin Burian (Chairman) Bradford Cooke
The Investment Committee shall oversee and instruct the management with respect to the strategic investment of up to CAD$1,000,000 of Canarc’s funds (the “Funds”) to purchase the securities of other entities for investment purposes.

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

6.D Employees

Canarc’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 24, 2020, Canarc had a staff of two full time and three part time employees based in Vancouver, BC, Canada.

Canarc Resource Corp.

Form 20-F

6.E Share Ownership

As at April 24, 2020, the share ownership and number of stock options of the directors and officers of Canarc are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman and Director	9,010,580	3.71%	1,300,000	$0.06	December 8, 2020
			500,000	$0.06	June 27, 2024
			1,350,000	$0.08	July 7, 2021
			600,000	$0.08	June 29, 2023
			300,000	$0.08	March 21, 2024
			500,000	$0.10	June 2, 2022
Martin Burian Director	374,820	0.15%	200,000	$0.06	December 8, 2020
			300,000	$0.06	June 27, 2024
			300,000	$0.08	July 7, 2021
			400,000	$0.08	June 29, 2023
			300,000	$0.10	June 2, 2022
Deepak Malhotra Director	416,667	0.17%	200,000	$0.06	December 8, 2020
			300,000	$0.06	June 27, 2024
			300,000	$0.08	July 7, 2021
			400,000	$0.08	June 29, 2023
			300,000	$0.10	June 2, 2022
Kai Hoffmann Director	Nil	Nil%	300,000	$0.06	June 27, 2024
			400,000	$0.08	June 29, 2023
Scott Eldridge Chief Executive Officer and Director	829,500	0.34%	500,000	$0.05	November 12, 2023
			500,000	$0.06	November 12, 2023
			500,000	$0.06	June 27, 2024
			400,000	$0.08	June 29, 2023
Garry Biles President and Chief Operating Officer	1,077,766	0.45%	1,400,000	$0.06	December 8, 2020
			200,000	$0.06	June 27, 2024
			1,050,000	$0.08	July 7, 2021
			500,000	$0.08	June 29, 2023
			600,000	$0.10	June 2, 2022
Jacob Margolis Vice-President (Exploration)	Nil	Nil%	400,000	$0.06	June 27, 2024
			200,000	$0.08	June 29, 2023
			500,000	$0.09	September 13, 2022
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary (Interim)	Nil	Nil%	600,000	$0.06	December 8, 2020
			200,000	$0.06	June 27, 2024
			600,000	$0.08	July 7, 2021
			300,000	$0.08	June 29, 2023
			350,000	$0.10	June 2, 2022

(1)
As at April 24, 2020, Canarc had 242,660,000 common shares issued and outstanding.

(2)
Common shares.

Canarc Resource Corp.

Form 20-F

As at April 24, 2020, 11,709,333 common shares of Canarc were beneficially owned, directly or indirectly, by the directors and executives, as a group, representing 4.82% of Canarc’s issued and outstanding voting securities (242,660,000 common shares).

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

In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

All of Canarc’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of Canarc and its subsidiaries as at April 24, 2020 unless otherwise stated, are set forth below:

Canarc Resource Corp.

Form 20-F

Stock Option Summary

Stock options which are outstanding as of April 24, 2020 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

3,700,000	$0.06	December 8, 2015	December 8, 2020
3,600,000	$0.08	July 7, 2016	July 7, 2021
2,050,000	$0.10	June 2, 2017	June 2, 2022
500,000	$0.09	September 13, 2017	September 13, 2022
3,200,000	$0.08	June 29, 2018	June 29, 2023
1,000,000	$0.055	November 12, 2018	November 12, 2023
700,000	$0.07	February 22, 2019	February 22, 2024
300,000	$0.08	March 21, 2019	March 21, 2024
2,700,000	$0.06	June 27, 2019	June 27, 2024

17,750,000	TOTAL

Of the 17,750,000 outstanding stock options, only 14,690,000 stock options are exercisable as at April 24, 2020.

Warrant Summary Chart

Warrants which are outstanding as of April 24, 2020 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Issued	Expiry Dates

1,508,121	$0.06	July 23, 2019	July 23, 2021

1,508,121	TOTAL

Stock Option/Share Incentive Plan

Canarc’s directors and shareholders have approved a Share Incentive Plan (the “Plan”). The Plan was initially approved by the TSX in 1996. The principal purposes of the Plan are to promote a proprietary interest in Canarc among its directors, officers and employees; to retain, attract and motivate the qualified managers of Canarc; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of Canarc.

Canarc Resource Corp.

Form 20-F

Incentives to participate under the Plan may be provided by the granting of share options or share appreciation rights (SARs). The share appreciation right entitles the participant in the Plan to elect, subject to approval by the Board of Directors, in lieu of exercising an outstanding share option, to receive the number of common shares of Canarc equivalent in value to the difference between the option exercise price and the net existing market price of Canarc’s common shares multiplied by the number of common shares over which he could otherwise exercise his stock option.

Under the Plan, the Board of Directors of Canarc or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of Canarc and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the stock option to purchase from Canarc such number of its common shares as the Board or its Executive Committee may designate. Canarc’s Plan allows it to grant stock options to its employees, directors and consultants to acquire up to 44,261,695 common shares which was increased from 18,888,434 common shares at Canarc’s Annual and Special Meeting held on June 2, 2017. The total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of Canarc at the time of grant. The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Pursuant to the Plan, stock options shall be granted pursuant to a stock option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)
all stock options granted shall be non-assignable;
(b)
a stock option must be exercisable during a period not extending beyond 10 years from the time of grant; and
(c)
no financial assistance will be provided with respect to the exercise of stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

To the best of Canarc’s knowledge, Canarc is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. There are no arrangements, known to Canarc, the operation of which may at a subsequent date result in a change in its control.

As at March 31, 2020, there are no persons or groups known to Canarc to beneficially own 5% or more of Canarc’s issued and outstanding common shares.

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

Canarc Resource Corp.

Form 20-F

In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

All shares of Canarc, including all those held by any major shareholders, are common shares with similar voting rights. As of March 31, 2020 there were 242,660,000 common shares of Canarc which were issued and outstanding. Based on the records of Canarc’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 439 registered holders of Canarc’s common shares resident in the United States (71.85% of all registered holders) holding 63,812,050 common shares. This number represents approximately 26.30% of the total issued and outstanding common shares of Canarc at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of Canarc’s knowledge, Canarc is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 24, 2020, there is no arrangement known to Canarc which may at a subsequent date result in a change of control of Canarc.

7.B Related Party Transactions

For the fiscal year ended December 31, 2019, Canarc had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Canarc Resource Corp.

Form 20-F

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2019, 2018 and 2017 include:

				Net balance receivable (payable)
($000s)	Years ended December 31,			as at December 31,
	2019	2018	2017	2019	2018

Key management compensation:
Executive salaries and remuneration (1)	$455	$490	$720	$-	$-
Severance	90	184	-	-	-
Directors fees	20	27	98	(2)	(7)
Share-based payments	101	118	351	-	-
	$666	$819	$1,169	$(2)	$(7)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	$4	$2	$(16)	$1	$1

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

In each case the transactions described below were, in Canarc’s view, completed on terms no less favourable to Canarc than if they had been entered into with unaffiliated parties.

Compensation to Directors and Senior Officers and Options to Purchase Securities

Item 6 provides further details of compensation paid to, and options granted to and held by, directors and senior officers of Canarc.

Canarc Resource Corp.

Form 20-F

Indebtedness of Directors and Senior Officers

At any time during Canarc’s last completed financial year, no director, executive officer or senior officer of Canarc, proposed management nominee for election as a director of Canarc or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to Canarc or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Canarc or any of its subsidiaries, other than routine indebtedness and other than as disclosed in Canarc’s audited financial statements and in the Form 20-F.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in Canarc’s audited financial statements and other than transactions carried out in the ordinary course of business of Canarc or any of its subsidiaries, none of the directors or senior officers of Canarc, a proposed management nominee for election as a director of Canarc, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of Canarc nor an associate or affiliate of any of the foregoing persons had since January 1, 2019 (being the commencement of Canarc’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect Canarc or any of its subsidiaries.

Canarc’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which Canarc may participate, the directors of Canarc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Also, certain directors and officers of Canarc are directors, officers and / or employees of AzMet, AzMin, and Endeavour. The interests of these companies may differ from time to time. Item 6.C provide further details.

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

(a)
Consolidated Statements of Financial Position as of December 31, 2019 and 2018;
(b)
Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2019, 2018 and 2017;
(c)
Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2019, 2018 and 2017;
(d)
Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; and
(e)
Notes to the consolidated financial statements.

Canarc is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on Canarc’s financial position or profitability, including governmental proceedings pending or known to be contemplated other than as disclosed in Canarc’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

Dividend Policy

During its last three completed financial years, Canarc has not declared or paid any cash dividends on its common shares and does not currently intend to pay cash dividends. Management intends for earnings, if any, to be retained to finance further growth and activities relating to the business of Canarc.

The Directors of Canarc may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. Canarc may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of Canarc or any other corporation or in any one or more such ways as may be authorized by Canarc or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of Canarc may be properly applied, and pending such application may, at the like discretion, either be employed in the business of Canarc or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

Canarc Resource Corp.

Form 20-F

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

No dividend shall bear interest against Canarc. Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

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

Notwithstanding anything contained in Canarc’s Articles of Incorporation, the Directors may from time to time capitalize any undistributed surplus on hand of Canarc and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of Canarc as a dividend representing such undistributed surplus on hand or any part thereof.

Legal Proceedings

Canarc is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on Canarc’s financial position or profitability other than as disclosed in Canarc’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

8.B Significant Changes

There has been no significant change in the financial condition of Canarc since December 31, 2019 other than as disclosed in this Form 20-F and in Canarc’s continuous disclosure documents.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

Canarc’s common shares are traded on the TSX in Canada under the symbol “CCM”.

In the United States, Canarc’s common shares are quoted for trading on the Over-the-Counter Bulletin Board through March 19, 2015 and since that date on the OTCQB Marketplace under the symbol “CRCUF”.

Canarc Resource Corp.

Form 20-F

In relation to the OTCBB and OTCQB, any quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

9.B Plan of Distribution

Not applicable.

9.C Markets

Since November 2, 1994, Canarc’s common shares have traded on the TSX. From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, Canarc’s common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the TSX acquired the Canadian Venture Exchange to form the TSX Venture Exchange). In February 1997, Canarc was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange. On August 3, 1998, Canarc was listed on the Frankfurt Exchange. Management of Canarc is not aware of any trading market for Canarc’s common shares in the United States apart from the United States OTC Bulletin Board, on which Canarc is quoted under the symbol CRCUF; on March 19, 2015, Canarc’s common shares continued to be quoted on the OTCQB Marketplace.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share Capital

Not applicable.

Canarc Resource Corp.

Form 20-F

10.B Notice of Articles and Articles of Association

Canarc’s Notice of Articles and articles of association, and related matters, are summarized below.

1.
Canarc was incorporated under the laws of British Columbia on January 22, 1987 under the name, “Canarc Resource Corp.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. At Canarc’s annual and extraordinary general meeting held in May 2005, the shareholders approved the Notice of Articles be altered to remove the application of the “Pre-Existing Company Provisions” as set forth in Table 3 of the Business Corporations Regulations under the B.C. Business Corporations Act, S.B.C. 2002 (the “BCBCA”) and the replacement of the Articles with a new set of Articles which comply with the BCBCA. Canarc no longer has a Memorandum, which has been replaced by, in part, its Notice of Articles.

Canarc’s Memorandum and Articles do not provide for any specific objects or purposes.

2.
Set forth below is a summary of provisions contained in Canarc’s Articles with respect to:

(a)
Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:
A director who holds a disclosable interest in a contract or transaction into which Canarc has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.
(b)
Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:
See (a), above. A director does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of Canarc or of an affiliate of Canarc.
(c)
Borrowing powers exercisable by the directors and how such borrowing powers can be varied:
Canarc, if authorized by the directors, may:
(i)
borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
(ii)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of Canarc or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
(iii)
guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(iv)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Canarc.
(d)
Retirement or non-retirement of directors under an age limit requirement:
The directors are not required to retire upon reaching a specific age.
(e)
Number of shares, if any, required for director’s qualification:
A director is not required to hold any shares of Canarc.

Canarc Resource Corp.

Form 20-F

3.
All common shares of Canarc rank equally as to dividends, voting powers and participation in assets (in the event of liquidation) and in all other respects. Dividend entitlement is set by way of the shareholders status as a shareholder on the chosen record date and does not lapse over time. Each share carries one vote per share at meetings of the shareholders of Canarc. Directors do not stand for re-election on staggered terms at present. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

4.
The rights of holders of common shares may not be modified other than by vote of 2/3 of the common shares voting on such modification. The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. Due to the quorum requirements, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of Canarc. Notwithstanding the foregoing, at the annual general meeting of shareholders of Canarc held on June 2, 2017, the shareholders of Canarc approved an amendment to Canarc’s articles to allow the directors of Canarc to approve, subject to the BCBCA, by directors’ resolution the alteration in certain respects of the authorized share capital of Canarc. Pursuant to the amended articles, among other things, the directors of Canarc may approve by directors’ resolution the creation of new classes of shares, and the subdivision or consolidation of outstanding classes of shares.

5.
The directors of Canarc call all annual general meetings and extraordinary general meetings. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for Canarc, the auditor of Canarc and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

6.
There are no limitations on the rights to own securities.

7.
There are no provisions in Canarc’s Articles that would have an effect on delaying, deferring or preventing a change of control other than that Canarc may remove any director before the expiration of his or her term of office only by way of special resolution.

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

15.
The BCBCA provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares may submit proposals to Canarc three months prior to the anniversary of the last annual general meeting of shareholders of Canarc.

16.
Under the BCBCA, dividends may be declared out of profits, capital or otherwise. As well, the BCBCA does not automatically make directors liable to Canarc for the declaration of dividends while Canarc is insolvent.

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

25.
General Meetings of shareholders of Canarc are required to be held each calendar year and not more than 15 months after the holding of the last preceding annual general meeting.

Canarc Resource Corp.

Form 20-F

26.
Any offer by Canarc to purchase or redeem its own shares, need not be made pro-rata to all the shareholders.

27.
Changes to Canarc’s capital structure may be effected by ordinary resolution or a directors’ resolution, subject to the BCBCA.

(a)
The following changes may be made by ordinary resolution or directors’ resolution, as determined by the board of directors:

●
creating or cancelling one or more classes or series of shares;
●
changing the maximum number of shares that Canarc is authorized to issue;
●
consolidating or subdividing all or any of Canarc’s issued or unissued shares;
●
altering the share capital and authorized capital structure, where permitted by the BCBCA; and

(b)
The creation or removal of special rights and restrictions attaching to any class or series of shares may only be approved by special or ordinary resolution.

28.
Canarc’s name may be changed by ordinary resolution or resolution of the directors.

29.
The removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

30.
The remuneration of the auditor of Canarc may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

31.
A director of Canarc may be removed as a director of Canarc before the expiration of the director’s term of office pursuant to an ordinary resolution of the shareholders.

For further information, refer to the full text of the Notice of Articles and Articles of Canarc, which are available online at www.sedar.com as part of Canarc’s publicly available filings under the heading “Other”, as filed on November 10, 2005.

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

-
An Executive Employment Agreement between Canarc and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011, January 1, 2012, June 26, 2014 and May 31, 2019, in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canarc. The employment agreement provides that Mr. Biles’ base remuneration is CAD$80,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canarc.

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

-
A Consulting Services Agreement between Canarc and Dr. Jacob Margolis was signed on January 5, 2018, in respect of Dr. Margolis’ capacity as Vice-President of Exploration for Canarc. The consulting agreement provided that Dr. Margolis’ remuneration is US$11,000 per month. The consulting agreement has a term which is effective January 5, 2018 and terminated on December 31, 2018 but was renewed effective January 4, 2019 and terminated on December 31, 2019 and again renewed on January 3, 2020 and terminates on December 31, 2020.

For the two years immediately preceding April 24, 2020, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which Canarc or any member of the group was a party, and other than as disclosed in this Form 20-F. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

10.D Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Canarc’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of Canarc) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of Canarc on the right of foreigners to hold or vote the common shares of Canarc.

Management of Canarc considers that the following general summary is materially complete and fairly describes those provisions of the Investment Canada Act pertinent to an investment by an American investor in Canarc.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a "Canadian" as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Canarc was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of Canarc and the value of the assets of Canarc, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Canarc. An investment in the common shares by a WTO Investor, or by a non-Canadian when Canarc was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of Canarc and the value of the assets of Canarc, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of Canarc for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Canarc unless it could be established that, on the acquisition, Canarc was not controlled in fact by the acquirer through the ownership of the common shares.

Canarc Resource Corp.

Form 20-F

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of Canarc in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of Canarc by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Canarc, through the ownership of the common shares, remained unchanged.

10.E Taxation

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE INCOME AND OTHER TAX CONSEQUENCES ARISING IN THEIR PARTICULAR CIRCUMSTANCES. THE FOLLOWING IS A SUMMARY ONLY AND OF A GENERAL NATURE AND IS NOT INTENDED, NOR SHOULD IT BE CONSTRUED, TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR SHAREHOLDER.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Canarc’s Common Shares.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.
No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Canarc Resource Corp.

Form 20-F

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Canarc’s Common Shares that is for U.S. federal income tax purposes:
●
an individual who is a citizen or resident of the United States;
●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●
an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

Canarc Resource Corp.

Form 20-F

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it likely was classified as a PFIC during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Canarc Resource Corp.

Form 20-F

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

Canarc Resource Corp.

Form 20-F

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

Canarc Resource Corp.

Form 20-F

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

Canarc Resource Corp.

Form 20-F

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Canarc Resource Corp.

Form 20-F

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Canarc Resource Corp.

Form 20-F

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

Canarc Resource Corp.

Form 20-F

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.
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

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Canarc for a shareholder of Canarc who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Canarc as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Canarc is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Canarc had increased by reason of the payment of such dividend. Canarc will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on Canarc’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, subject to certain restrictions, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of Canarc is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of the capital gains net of losses are included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property”. Shares of common stock of Canarc will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Canarc belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report on Form 20-F has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite #810 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Canarc is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

10.I Subsidiary Information

Not applicable.

Canarc Resource Corp.

Form 20-F

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canarc’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canarc’s audited consolidated financial statements for the year ended December 31, 2019 and the notes thereto.

Item 3.D provides information concerning risk factors.

Management of Capital

Canarc is an exploration stage company and this involves a high degree of risk. Canarc has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. Canarc’s primary source of funds comes from the issuance of share capital and proceeds from notes payable. Canarc is not subject to any externally imposed capital requirements.

Canarc defines its capital as debt and share capital. Capital requirements are driven by Canarc’s exploration activities on its mineral property interests. To effectively manage Canarc’s capital requirements, Canarc has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. Canarc monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

Canarc has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet Canarc’s short-term obligations while maximizing liquidity and returns of unused capital.

Although Canarc has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. Canarc will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in Canarc’s approach to capital management during the year ended December 31, 2019.

Management of Financial Risk

Canarc is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

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

The fair values of Canarc’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Flow through premium liability at initial recognition is measured using Level 1 inputs, and deferred royalty liability using Level 2 inputs.

(a)
Credit risk:

Credit risk is the risk of potential loss to Canarc if the counterparty to a financial instrument fails to meet its contractual obligations.

Canarc's credit risk is primarily attributable to its liquid financial assets including cash. Canarc limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that Canarc will not be able to meet its financial obligations as they become due.

Canarc ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account Canarc's holdings of cash and its ability to raise equity financings. As at December 31, 2019, Canarc had a working capital of $1.9 million (2018 – $2.9 million). Canarc has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2019.

The following schedule provides the contractual obligations related to the deferred royalty payments and lease liability payments as at December 31, 2019 and 2018:

Canarc Resource Corp.

Form 20-F

			Payments due by Period					Payments due by Period
			(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$123	$47	$76	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	320	35	105	105	75

Total, December 31, 2019	$123	$47	$76	$-	$-	$320	$35	$105	$105	$75

Advance royalty payments	$-	$-	$-	$-	$-	$355	$35	$105	$105	$110

Total, December 31, 2018	$-	$-	$-	$-	$-	$355	$35	$105	$105	$110

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)
Market risk:

The significant market risk exposures to which Canarc is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of Canarc’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect Canarc’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

Canarc is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	2019	2018

Cash	$1,878	$2,288
Marketable securities	104	719
Receivables	28	17
Accounts payable and accrued liabilities	(118)	(215)
Lease liability	(75)	-

Net financial assets (liabilities), December 31	$1,817	$2,809

Canarc Resource Corp.

Form 20-F

Based upon the above net exposure as at December 31, 2019 and assuming all other variables remain constant, a 5% (2018 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $91,000 (2018 - $281,000) in the cumulative translation adjustment in Canarc’s shareholders’ equity

Canarc has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)
Interest rate risk:

In respect of financial assets, Canarc's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to Canarc as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

Canarc’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for Canarc’s investments in the shares of certain strategic investments.

As certain of Canarc’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, Canarc considers its financial performance and cash flows could be materially affected by such changes in the future value of Canarc’s marketable securities. Based upon the net exposure as at December 31, 2019 and assuming all other variables remain constant, a net increase or decrease of 80% (2018 - 50%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $83,000 (2018 - $360,000).

In February 2017, Canarc adopted a normal course issuer bid whereby Canarc may acquire up to 10.9 million common shares of Canarc, and shall pay the prevailing market price at the time of purchase, and which terminated on February 7, 2018. In June 2018, the normal course issuer bid was again adopted whereby Canarc may acquire up to 10.9 million common shares of Canarc until June 20, 2019. The cash considerations paid for any such purchases were subject to fluctuations in the market price of its common shares.

Canarc Resource Corp.

Form 20-F

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. – C.

Not Applicable.

D.
American Depository Receipts

Canarc does not have securities represented by American Depository Receipts

Canarc Resource Corp.

Form 20-F

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of Canarc’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of Canarc’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, Canarc’s disclosure controls and procedures were adequately designed and effective to give reasonable assurance that: (i) information required to be disclosed by Canarc in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms; and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to Canarc’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Canarc Resource Corp.

Form 20-F

B.
Management’s Report on Internal Control over Financial Reporting

Canarc’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Canarc have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Canarc’s controls include policies and procedures that:

-
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Canarc;
-
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
-
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Canarc’s assets that could have a material effect on the annual financial statements or interim financial statements; and
-
statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

Management conducted an evaluation of the design and operation of Canarc’s internal control over financial reporting as of December 31, 2019 based on the criteria in a framework developed by Canarc’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including Canarc’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2019, Canarc’s internal control over financial reporting was effective.

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

Canarc Resource Corp.

Form 20-F

D.
Changes in Internal Controls over Financial Reporting

There were no changes in Canarc’s internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect Canarc’s internal control over financial reporting.

ITEM 16. [RESERVED]

16A. Audit Committee Financial Expert

Canarc’s Board of Directors has determined that Mr. Martin Burian qualifies as an audit committee financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American Company Guide).

16B. Code of Ethics

Canarc has adopted a formal written code of ethics as posted on its website at https://canarc.net/_resources/governance/Code-of-Ethics.pdf.

Directors, including the director/employee of Canarc, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of Canarc. Also, Canarc’s legal counsel is available to the management of Canarc to provide a high standard of due care in the activities of Canarc and to provide guidance when needed.

Canarc expects all directors, officers and employees to abide by the following code of ethics which have been communicated to them:
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

During the fiscal year ended December 31, 2019, Canarc did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Canarc Resource Corp.

Form 20-F

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of Canarc:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2019 Fiscal Year (CAD$)	2018 Fiscal Year (CAD$)

(a) Audit Fees	$35,000	$35,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	$3,500	$3,500

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2020, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2020 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2020, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit Canarc's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Canarc Resource Corp.

Form 20-F

16.E Purchases of Equity Securities by Canarc and Affiliated Purchasers

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

Canarc Resource Corp.

Form 20-F

(2)
In June 2018, Canarc again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canarc representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canarc’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canarc paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canarc were cancelled. During the term of the normal course issuer bid, Canarc purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

16.F Change in Company’s Certifying Accountant

None.

16.G Corporate Governance

Not applicable.

16.H Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2019, Canarc had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Canarc Resource Corp.

Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Canarc have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1 Report of Independent Registered Public Accounting Firm dated March 26, 2020	111-112
1.2 Consolidated statements of financial position as at December 31, 2019 and 2018 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2019, 2018 and 2017.
113-117

Canarc Resource Corp.

Form 20-F

ITEM 19. EXHIBITS

Exhibits
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia), previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
1-2	Shareholders Right Plan dated April 30, 2005, previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
2-1	Description of Registered Securities
8-1	List of Material Subsidiaries
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Scott Eldridge)
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Philip Yee)
13-1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Scott Eldridge)
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Philip Yee)
15-1	Resource Potential, New Polaris Project (dated March 14, 2007), previously furnished on Form 6-K with the SEC in July 2008 and incorporated herein by reference
15-2	New Polaris Project, Preliminary Assessment (dated December 23, 2009), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference
15-3	New Polaris Project, Preliminary Assessment (dated April 10, 2011), previously furnished on Form 6-K with the SEC in July 2011 and incorporated herein by reference
15-4	2009 Diamond Drilling Program on the Tay-LP Property (dated March 30, 2010), previously furnished on Form 6-K with the SEC in July 2010 and incorporated herein by reference
15-5	Technical Report for the El Compas Project (dated January 19, 2016), previously furnished on Form 6-K with the SEC in February 2016 and incorporated herein by reference
15-6	Technical Report for the Fondaway Canyon Project (dated April 3, 2017), previously furnished on Form 6-K with the SEC in May 2017 and incorporated herein by reference
15-7	New Polaris Gold Project, 2019 Preliminary Economic Assessment (dated February 28, 2019), previously furnished on Form 6-K with the SEC in April 2019 and incorporated herein by reference

Canarc Resource Corp.

Form 20-F

SIGNATURE

Canarc hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 28, 2020.

CANARC RESOURCE CORP.
Per:

/s/ Scott Eldridge

Scott Eldridge, Chief Executive Officer

Canarc Resource Corp.

Form 20-F

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in United States dollars)

Years ended December 31, 2019 and 2018

Canarc Resource Corp.

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANARC RESOURCE CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canarc Resource Corp. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018 and 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in note 3 to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has an accumulated deficit of $47,578,000 as at December 31, 2019. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

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

Vancouver, Canada
March 26, 2020

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Financial Position
(expressed in thousands of United States dollars)

			December 31,
	Notes	2019	2018

ASSETS

CURRENT ASSETS
Cash		$1,923	$2,329
Marketable securities	7	104	719
Receivables and prepaids	13	76	87
Promissory note receivable	6	-	59
Total Current Assets		2,103	3,194

NON-CURRENT ASSETS
Mineral property interests	8	16,083	14,237
Equipment	9	128	80
Total Non-Current Assets		16,211	14,317
Total Assets		$18,314	$17,511

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	10(a) and 13	$151	$262
Flow through premium liability	10(b)	9	-
Deferred royalty liability, current	10(c)	35	35
Lease liability, current	10(d)	36	-
Total Current Liabilities		231	297

LONG TERM LIABILITIES
Deferred royalty liability, long term	10(c)	123	130
Lease liability, long term	10(d)	39	-
Total Long Term Liabilities		162	130
Total Liabilities		393	427

SHAREHOLDERS' EQUITY
Share capital	11(b)	67,287	66,305
Reserve for share-based payments		709	734
Accumulated other comprehensive loss		(2,497)	(3,253)
Deficit		(47,578)	(46,702)
Total Shareholders' Equity		17,921	17,084
Total Liabilities and Shareholders' Equity		$18,314	$17,511

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian

Director	Director

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Comprehensive (Loss) Income
(expressed in thousands of United States dollars, except per share amounts)

			Years ended December 31,
	Notes	2019	2018	2017

Expenses:
Amortization	9	$48	$24	$14
Corporate development	12 and 13	31	49	57
Employee and director remuneration	13	462	590	792
General and administrative	12 and 13	175	223	236
Shareholder relations		116	52	171
Share-based payments	11(c) and 13	120	118	366

Loss before the undernoted		(952)	(1,056)	(1,636)

Interest and other income		35	44	52
Change in fair value of marketable securities	7	(131)	(140)	(293)
Flow through financing costs	10(a)	-	(4)	-
Interest and finance charges	10(c) and (d)	(44)	(30)	(23)
Foreign exchange gain (loss)		41	(156)	-
Recovery of promissory note receivable	6	-	152	-
Recovery (write off) of mineral property interest	8(a)(iii) and b(iii)	5	12	(67)
Write off of equipment	9	-	(1)	-

Net loss before income tax		(1,046)	(1,179)	(1,967)

Income tax recovery	10(b)	3	54	7

Net loss for the year		(1,043)	(1,125)	(1,960)

Other comprehensive income (loss):
Foreign currency translation adjustment		756	(1,258)	1,274

Comprehensive loss for the year		$(287)	$(2,383)	$(686)

Basic and diluted loss per share		$-	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		228,876,533	218,460,355	218,473,845

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2016	217,189,597	$66,210	$759	$(3,269)	$(44,093)	$19,607
Private placement, net of share issue costs	3,846,154	274	-	-	-	274
Common share buy-back under normal course issuer bid (Note 11(b)(iii))	(2,558,500)	(168)	-	-	-	(168)
Exercise of share appreciation rights	301,893	23	(23)	-		-
Share-based payments	-	-	366	-	-	366
Cancellation and expiration of stock options	-	-	(12)	-	12	-
Finders fee warrants	-	(11)	11	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	1,274	(13)	1,261
Net loss for the year	-	-	-	-	(1,960)	(1,960)
Balance, December 31, 2017	218,779,144	66,328	1,101	(1,995)	(46,054)	19,380
Common share buy-back under normal course issuer bid (Note 11(b)(ii) and (iii))	(524,000)	(21)	-	-	-	(21)
Property acquisition (Note 11(b)(ii))	100,000	4	-	-	-	4
Share issue expenses	-	(6)	-	-	-	(6)
Share-based payments	-	-	118	-	-	118
Cancellation and expiration of stock options	-	-	(407)	-	407	-
Expiration of finders fee warrants	-	-	(70)	-	70	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	(8)	(1,258)	-	(1,266)
Net loss for the year	-	-	-	-	(1,125)	(1,125)
Balance, December 31, 2018	218,355,144	66,305	734	(3,253)	(46,702)	17,084
Impact of adoptiing IFRS 16 (Notes 3(o) and (p))	-	-	-	-	(10)	(10)
Balance, January 1, 2019	218,355,144	66,305	734	(3,253)	(46,712)	17,074
Private placement, net of share issue costs	23,729,856	991	-	-	-	991
Property acquisition (Note 11(b)(i))	575,000	23	-	-	-	23
Finders fee warrants	-	(32)	32	-	-	-
Share-based payments	-	-	120	-	-	120
Cancellation and expiration of stock options	-	-	(155)	-	155	-
Expiration of finders fee warrants	-	-	(22)	-	22	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	756	-	756
Net loss for the year	-	-	-	-	(1,043)	(1,043)
Balance, December 31, 2019	242,660,000	$67,287	$709	$(2,497)	$(47,578)	$17,921
Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

			Years ended December 31,
	Notes	2019	2018	2017

Cash provided from (used by):

Operations:
Net loss for the year		$(1,043)	$(1,125)	$(1,960)
Items not involving cash:
Accrued interest		44	30	23
Amortization		48	24	14
Change in fair value of marketable securities		131	140	293
Flow through financing costs		-	4	-
Income tax recovery		(3)	(54)	(7)
Recovery of promissory notes receivable		-	(152)	-
Share-based payments		120	118	366
Write-off of mineral property interests		(5)	-	67
Write-off of equipment		-	1	-
		(708)	(1,014)	(1,204)
Changes in non-cash working capital items:
Receivables and prepaids		11	5	42
Accounts payable and accrued liabilities		(116)	88	69
Net cash used by operating activities		(813)	(921)	(1,093)

Financing:
Issuance of common shares, net of share issuance costs		1,008	-	331
Lease payments		(36)	-	-
Share buyback under normal course issuer bid		-	(27)	(168)
Net cash provided from (used by) financing activities		972	(27)	163

Investing:
Mineral property interests, net of recoveries		(1,165)	(841)	(3,164)
Proceeds from optioned mineral property interest		12	12	-
Deferred royalty payment	10(c)	(35)	(35)	(35)
Acquisition of marketable securities	7	-	(289)	(175)
Proceeds from disposition of marketable securities	7	518	154	104
Proceeds from promissory note receivable	6	59	94	-
Expenditures for equipment	8	(8)	(6)	(121)
Net cash used by investing activities		(619)	(911)	(3,391)

Unrealized foreign exchange gain (loss) on cash		54	(116)	546

Decrease in cash		(406)	(1,975)	(3,775)
Cash, beginning of year		2,329	4,304	8,079

Cash, end of year		$1,923	$2,329	$4,304

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

			Years ended December 31,
	Notes	2019	2018	2018

Non-cash financing and investing activities:

Initial recognition from change in accounting policy for lease:
Right of use asset	3(p)	$112	$-	$-
Amortization of leased asset	9	34	-	-
Lease liability	3(p) and 10(d)	90	-	-

Fair value of deferred royalty liability		-	-	183

Fair value of common shares issued for:
Mineral property interests	11(a)(i) and (ii)	23	4	-

Fair value allocated to common shares issued on exercise of:
Share appreciation rights	11(b)(iii)	-	-	23

Fair value of finders fee warrants from:
Issuance of finders fee warrants	11(b)(i) and (iii)	32	-	11

Expiration of:
Stock options		155	407	12
Finders fee warrants		22	70	-

Share issuance costs included in Accounts Payable		5	-	-

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		17	-	-

Refer to the accompanying notes to the consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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

The Company has no operating revenues, has incurred a significant net loss of $1.0 million in 2019 (2018 $1.1 million and 2017 – net loss of $2.0 million) and has a deficit of $47.6 million as at December 31, 2019 (2018 - $46.7 million and 2017 - $46.1 million). In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.
Basis of Presentation

(a)
Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)
Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 26, 2020.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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
•
Shareholders’ equity items at historical exchange rates; and
•
Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive loss.

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

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

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

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the consolidated statements of comprehensive loss and cash flows.

(f)
New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The impact is not expected to have a material impact on these consolidated financial statements.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

The following standards will become effective in future periods:

(i)
IFRS 17 Insurance contracts

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of insurance contracts. The new standard applies to insurance contracts an entity issues and reinsurance contracts it holds.

The main features of the new standard are as follows:

●
An entity divides insurance contracts into groups that it will recognize and measure.
●
Groups of insurance contracts are recognized and measured at:

a risk-adjusted present value of estimated future cash flows (the fulfillment cash flows); and

an amount representing the unearned profit in the group of contracts (the contractual service margin).
●
An entity can choose to apply a simplified measurement approach (the premium allocation approach) when certain criteria are met.
●
The profit from a group of insurance contracts is recognized over the period the entity provides insurance coverage and as it is released from risk. If a group of contracts is or becomes loss-making, the loss is recognized in profit or loss immediately.
●
An entity presents separately insurance revenue and insurance service expenses, and insurance finance income or expenses.
●
An entity discloses qualitative and quantitative information about the amounts recognized in its financial statements from insurance contracts, significant judgments and changes in judgments made in applying IFRS 17, and the nature and extent of the risks that arise from insurance contracts.

The new standard supersedes the requirements in IFRS 4 Insurance Contracts.

The new standard is effective for annual periods beginning on or after January 1, 2021, with earlier application permitted for entities that also apply IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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
●
An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The new standard is effective for annual periods beginning on or after January 1, 2021.

(iii)
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011))

The amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

●
requires full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in Business Combinations).
●
requires the partial recognition of gains and losses where the assets do not constitute a business, i.e., a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g., whether the sale or contribution of assets occurs by an investor transferring shares in a subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves.

The effective date of the amendments to IFRS 10 and IAS 28 issued by the IASB in September 2014 has been deferred indefinitely, with earlier application permitted.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for Note 3(o).

(a)
Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and American Innovative Minerals LLC (“AIM”). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b
Financial instruments:

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
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(e)
Equipment:

Leasehold improvements and office equipment and furnishings are recorded at cost, and are amortized on a double declining basis as follows:

Leasehold improvements	Straight line over 5 years
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right of use	Straight line over 5 years

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
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(o)
Adoption of accounting standards:

On January 1, 2019, the Company adopted the following accounting pronouncements retrospectively with no restatement of comparative periods:

IFRS 16 Leases

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. The following is the new accounting policy for leases under IFRS 16.

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset (“ROU asset”), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or to low value assets, which is made on an asset by asset basis.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying as set. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

●
fixed payments, including in-substance fixed payments;
●
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●
amounts expected to be payable under a residual value guarantee;
●
the exercise price under a purchase option that the Company is reasonably certain to exercise;
●
lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and
●
penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(o)
Adoption of accounting standards: (continued)

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within “Right-of-use assets” as included in “Equipment” and the lease liabilities are presented in “Lease liability” on the consolidated statements of financial position.

(p)
Adoption of IFRS 16 Leases:

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17 Leases, and IFRIC 4 Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company applied the exemption not to recognize ROU asset and lease liabilities for leases with less than 12 months of lease term and leases for low-value assets when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

The Company has an office lease for its headquarters in Vancouver, BC, Canada, and is classified as operating leases under IAS 17. Upon transition to IFRS 16, these lease liabilities were measured at the present value of the remaining lease payments and discounted using an incremental borrowing rate of 18% as of January 1, 2019. As a result, the Company, as a lessee, has recognized $90,000 as a lease liability, representing its obligation to make lease payments. In addition, the Company recognized a ROU asset, representing its right to use the underlying asset for $112,000. The difference of $22,000 was recorded as an adjustment to deficit. The Company also recorded depreciation of the ROU asset from the inception of the lease to January 1, 2019 of $34,000 which was recorded as an adjustment to deficit. The net adjustment to deficit upon the adoption of IFRS 16 was $10,000.

The following table summarizes the difference between the operating lease commitments disclosed immediately preceding the date of initial application and lease liability recognized on the consolidated balance sheet at the date of initial application:

Operating lease liability as at December 31, 2018	$112
Lease payments	(23)
Foreign currency translation adjustment	1
Lease liability recognized as of January 1, 2019	$90

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2019.

5.
Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

The Company has classified its cash and marketable securities as financial assets at FVTPL; receivables as financial assets at amortized cost; and accounts payable and accrued liabilities, flow through premium liability, deferred royalty liability and lease liability as financial liabilities at amortized cost.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

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

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2019, the Company had a working capital of $1.9 million (2018 – $2.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2020.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(b)
Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 10(c) and (d)) as at December 31, 2019 and 2018:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$123	$47	$76	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	320	35	105	105	75

Total, December 31, 2019	$123	$47	$76	$-	$-	$320	$35	$105	$105	$75

Advance royalty payments	$-	$-	$-	$-	$-	$355	$35	$105	$105	$110

Total, December 31, 2018	$-	$-	$-	$-	$-	$355	$35	$105	$105	$110

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

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2019	2018

Cash	$1,878	$2,288
Marketable securities	104	719
Receivables	28	17
Accounts payable and accrued liabilities	(118)	(215)
Lease liability	(75)	-

Net financial assets (liabilities), December 31	$1,817	$2,809

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(c)
Market risk: (continued)

(i)
Foreign currency risk: (continued)

Based upon the above net exposure as at December 31, 2019 and assuming all other variables remain constant, a 5% (2018 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $91,000 (2018 - $281,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2019 and assuming all other variables remain constant, a net increase or decrease of 80% (2018 - 50%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $83,000 (2018 - $360,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on February 7, 2018. In June 2018, the normal course issuer bid was again adopted whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares. (Notes 11(b)(ii) and (iii)).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.
Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 were received in 2017. On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 was repaid in full in 2018 as follows:

Date	Principal

January 31, 2018	$25
June 30, 2018	25
September 30, 2018	85
December 31, 2018	85
$220

Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

7.
Marketable Securities

	December 31,
	2019	2018

Balance, begin of period	$719	$787
Investment in marketable securities	-	289
Disposition of marketable securities at fair value	(518)	(154)
Change in fair value of marketable securities	(131)	(140)
Foreign currency translation adjustment	34	(63)
Balance, end of period	$104	$719

The quoted market value and fair value of shares of companies was $104,000 at December 31, 2019 (2018 - $719,000).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total
	(Note 8(a)(i))	(Note 8(a)(ii))	(Note 8(a)(iv))	(Note 8(a)(v))	(Note 8(a)(v))	(Notes 8(b)(i))	(Note 8(b)(ii))	(Note 8(c))

Acquisition Costs:

Balance, December 31, 2017	$3,875	$374	$-	$-	$-	$2,173	$-	$-	$6,422
Additions, net of recoveries	6	-	-	9	2	12	23	10	62
Foreign currency translation adjustment	7	(30)	-	-	-	(175)	-	-	(198)
Balance, December 31, 2018	3,888	344	-	9	2	2,010	23	10	6,286
Additions	18	-	20	21	3	-	-	-	62
Recovery	-	-	-	-	-	-	-	(3)	(3)
Write off	-	-	-	-	-	-	-	(7)	(7)
Foreign currency translation adjustment	8	17	-	1	-	102	1	-	129
Balance, December 31, 2019	$3,914	$361	$20	$31	$5	$2,112	$24	$-	$6,467

Deferred Exploration Expenditures:

Balance, December 31, 2017	$6,431	$522	$-	$-	$-	$1,090	$-	$-	$8,043
Additions, net of recoveries	88	150	69	120	-	351	1	-	779
Foreign currency translation adjustment	(741)	(42)	-	-	-	(88)	-	-	(871)
Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	133	8	116	211	-	159	501		1,128
Foreign currency translation adjustment	427	32	3	6	-	68	1		537
Balance, December 31, 2019	$6,338	$670	$188	$337	$-	$1,580	$503	$-	$9,616

Mineral property interests:
Balance, December 31, 2018	$9,666	$974	$69	$129	$2	$3,363	$24	$10	$14,237
Balance, December 31, 2019	10,252	1,031	208	368	5	3,692	527	-	16,083

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(a)
Canada:

(i)
New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2019 include a reclamation bond for $194,000 (2018 - $184,000).

(ii)
Windfall Hills (British Columbia):

In April 2013, the Company acquired 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)
FG Gold (British Columbia):

In 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”). In 2017, the Company terminated the property option agreement with Eureka and wrote off the FG Gold project.

(iv)
Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby the Company has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

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

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017

(tabularollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(a)
Canada: (continued)

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

(b)
United States:

(i)
Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $320,000 remains payable as at December 31, 2019 (2018 - $355,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii)
Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(b)
United States: (continued)

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

(c)
Other:

In December 2018, the Company entered into a Memorandum of Understanding for an exploration and development project in South America whereby the Company paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project. In October 2019, the Company recovered $3,000 from its initial payment and wrote off the remaining balance of $7,000.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(d)
Expenditure options:

As at December 31, 2019, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 8(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon (Note 8(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills (Note 8(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton (Note 8(a)(iv)):
On or before:
December 31, 2020	-	244	-	-	-
March 16, 2021	25	-	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Hard Cash and Nigel (Note 8(a)(v)):
On or before:
November 23, 2020	30	-	-	-	300,000
November 23, 2021	40	-	-	-	400,000
November 23, 2022	50	-	-	-	500,000
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

	$4,145	$244	$2,500	$35	1,350,000

(1)
Advance royalty payments of $320,000 remain payable as at December 31, 2019 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)).

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
Years ended December 31, 2019, 2018 and 2017
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

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2017	$90	$31	$-	$121
Acquisitions	-	6	-	6
Write-off	-	(2)	-	(2)
Foreign currency translation adjustment	(7)	(2)	-	(9)
Balance, December 31, 2018	83	33	-	116
Initial recognition (Note 3(d))	-	-	112	112
Balance, January 1, 2019	83	33	112	228
Acquisitions	-	8	-	8
Foreign currency translation adjustment	4	1	5	10
Balance, December 31, 2019	87	42	117	246

Accumulated amortization:
Balance, December 31, 2017	10	4	-	14
Amortization	17	7	-	24
Write-off	-	(1)	-	(1)
Foreign currency translation adjustment	(1)	-	-	(1)
Balance, December 31, 2018	26	10	-	36
Initial recognition (Note 3(d))	-	-	34	34
Balance, January 1, 2019	26	10	34	70
Amortization	16	8	24	48
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2019	42	18	58	118

Net book value:
Balance, December 31, 2018	$57	$23	$-	$80
Balance, December 31, 2019	$45	$24	$59	$128

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

10.
Liabilities

(a)
Accounts Payable and Accrued Liabilities

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
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Liabilities (continued)

(b)
Flow Through Premium Liability

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. (Notes 11(b)(i) and (iii)).

On July 23, 2019, the Company closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000.

Balance, December 31, 2016	$-
Add:
Excess of subscription price over fair value of flow through common shares	57
Foreign currency translation adjustment	4
Less:
Income tax recovery	(7)

Balance, December 31, 2017	54
Less:
Income tax recovery	(54)

Balance, December 31, 2018	-
Add:
Excess of subscription price over fair value of flow through common shares	12
Less:
Income tax recovery	(3)

Balance, December 31, 2019	$9

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Liabilities (continued)

(c)
Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full. A balance of $425,000 was remaining upon the closing of the Membership Agreement. (Note 8(b)(i)).

Deferred Royalty
Liability

Balance, December 31, 2017	$171
Add:
Interest	30
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2018	165
Add:
Interest	29
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2019	$158

(d)
Lease Liability

The continuity of the lease liability for the year ended December 31, 2019 is as follows:

Lease Liability

Balance, December 31, 2018	$-
Initial recognition (Note 3(p))	112
Lease payments	(23)
Foreign currency translation adjustment	1
Balance, January 1, 2019	90
Add:
Interest	15
Foreign currency translation adjustment	5
Less:
Payments	(35)

Balance, December 31, 2019	$75

Current portion	$36
Long term portion	39
Balance, December 31, 2019	$75

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital

(a)
Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)
Issued:

(i)
On July 23, 2019, the Company closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 1.5 million warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021.

In November 2019, the Company issued 200,000 common shares at a value of CAD$0.06 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(v)).

In November 2019, the Company issued 375,000 common shares at a value of CAD$0.05 per share to Universal for the Princeton property (Note 8(a)(iv)).

(ii)
In June 2018, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and terminated on June 20, 2019. The actual number of common shares purchased under the bid and the timing of any such purchases were at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. From June to December 2018, the Company purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; no further shares were purchased in 2019 under its normal course issuer bid.

In December 2018, the Company issued 100,000 common shares at a value of CAD$0.05 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(v)).

(iii)
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
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(b)
Issued: (continued)

(iii)
(continued)

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
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(c)
Stock option plan: (continued)

The continuity of outstanding stock options for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	16,400,000	$0.08	19,357,500	$0.08	16,445,000	$0.08
Granted	3,750,000	$0.06	4,250,000	$0.07	3,600,000	$0.10
Cancellation for share appreciation rights	-	-	-	-	(632,500)	$0.06
Forfeited	(60,000)	$0.07	(1,012,500)	$0.09	(18,750)	$0.10
Expired	(2,340,000)	$0.10	(6,195,000)	$0.08	(36,250)	$0.14
Outstanding balance, end of year	17,750,000	$0.07	16,400,000	$0.08	19,357,500	$0.08

Exercise price range		$0.05 - $0.10		$0.05 - $0.10		$0.06 - $0.10

The following table summarizes information about stock options exercisable and outstanding at December 31, 2019 and 2018:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2019	(Number of Years)	(CAD$)	Dec 31, 2019	(Number of Years)	(CAD$)

$0.06	3,700,000	0.94	$0.06	3,700,000	0.94	$0.06
$0.08	3,600,000	1.52	$0.08	3,600,000	1.52	$0.08
$0.10	2,050,000	2.42	$0.10	2,050,000	2.42	$0.10
$0.09	500,000	2.70	$0.09	500,000	2.70	$0.09
$0.08	3,200,000	3.49	$0.08	2,560,000	3.49	$0.08
$0.055	1,000,000	3.87	$0.055	600,000	3.87	$0.055
$0.07	700,000	4.15	$0.07	280,000	4.15	$0.07
$0.08	300,000	4.22	$0.08	120,000	4.22	$0.08
	2,700,000	4.49	$0.06	1,080,000	4.49	$0.06
	17,750,000	2.62	$0.07	14,490,000	2.28	$0.08

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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

During the year ended December 31, 2019, the Company recognized share-based payments of $120,000 (2018 - $118,000 and 2017 - $366,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	2019	2018	2017

Directors and officers	$101	$118	$351
Employees	-	-	15
Consultants	19	-	-

	$120	$118	$366

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2019	2018	2017

Number of stock options granted	3,750,000	4,250,000	3,600,000
Fair value of stock options granted (CAD$)	$0.04	$0.04	$0.08

Market price of shares on grant date (CAD$)	$0.06	$0.05	$0.10
Pre-vest forfeiture rate	13.81%	16.09%	15.41%
Risk-free interest rate	1.44%	2.10%	0.95%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	105%	119%	134%
Expected option life in years	4.22	4.22	4.03

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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

In fiscal 2019, the Company granted the following stock options:
- 700,000 stock options to consultants with an exercise price of CAD$0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter;
- 300,000 stock options to a director with an exercise price of CAD$0.08 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
- 2,750,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11. Share Capital (continued)

(d) Warrants:

At December 31, 2019, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2018	Issued	Exercised	Expired	December 31, 2019

$0.12	March 3, 2019	8,852,576	-	-	(8,852,576)	-

$0.12	March 14, 2019	2,497,222	-	-	(2,497,222)	-

$0.12	March 14, 2019 (1)	155,556	-	-	(155,556)	-

$0.12	April 21, 2019 (2)	250,000	-	-	(250,000)	-

$0.06	July 23, 2021 (3)	-	1,508,121	-	-	1,508,121

		11,755,354	1,508,121	-	(11,755,354)	1,508,121

(1) As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(2) As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(3) As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
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
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11. Share Capital (continued)

(e) Common shares reserved for issuance:

	Number of Shares
	December 31,
	2019	2018	2017

Stock options (Note 11(c))	17,750,000	16,400,000	19,357,500
Warrants (Note 11(d))	1,508,121	11,755,354	36,204,889

Balance	19,258,121	28,155,354	55,562,389

12. Corporate Development and General and Administrative

	Years ended December 31,
	2019	2018	2017

Corporate Development:
Corporate advisory	$-	$-	$13
Geology and technical review	-	26	21
Legal	-	-	5
Salaries and remuneration	14	1	-
Sundry	4	-	-
Travel and transportation	13	22	18
	$31	$49	$57

General and Administrative:
Accounting, audit and tax	$28	$36	$39
Legal	15	15	16
Office and sundry	51	56	67
Regulatory	53	50	70
Rent	28	66	44
	$175	$223	$236

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2019, 2018 and 2017:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2019	2018	2017	2019	2018

Key management compensation:
Executive salaries and remuneration (1)	$455	$490	$720	$-	$-
Severance	90	184	-	-	-
Directors fees	20	27	98	(2)	(7)
Share-based payments	101	118	351	-	-
	$666	$819	$1,169	$(2)	$(7)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	$4	$2	$(16)	$1	$1

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2) The companies include Endeavour Silver Corp. (“Endeavour”) and Aztec Minerals Corp. (“AzMin”), both companies sharing one common director, and AzMet.

The above transactions are incurred in the normal course of business. Note 7 for marketable securities held in Endeavour, AzMin and AzMet.

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2019			December 31, 2018
	Canada	USA	Total	Canada	USA	Other	Total

Mineral property interests	$11,864	$4,219	$16,083	$10,840	$3,387	$10	$14,237
Leasehold improvements and equipment	128	-	128	80	-	-	80

15. Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2019, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2020	$47
2021	48
2022	28

$123

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $320,000 remains payable as at December 31, 2019. (Note 8(b)(i)).

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16. Deferred Income Taxes

(a) A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2019	2018

Net loss for the year	$(1,043)	$(1,125)
Canadian statutory tax rate	27.0%	27.0%

Income tax benefit computed at statutory rates	$(282)	$(304)
Differences between Canadian and foreign tax rates	(6)	(14)
Temporary differences	254	(189)
Items not taxable/deductible for income tax purposes	31	44
Tax losses and tax offsets not recognized	4	359
Under (over) provided in prior years	(4)	104

Income tax recovery	$(3)	$-

Effective January 1, 2018, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 12% for a total Canadian statutory tax rate of 27%.

(b) The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2019 and 2018 are presented below:

	December 31,
	2019	2018

Deferred tax assets:
Non-capital losses carried forward	$889	$711

Deferred tax liabilities:
Book value over tax value of mineral properties	(889)	(711)

Net deferred tax assets	$-	$-

Canarc Resource Corp.

Form 20-F

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16. Deferred Income Taxes (continued)

(c) The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2019	2018

Non-capital losses	$7,571	$6,278
Marketable securities	145	164
Share issue costs	114	86
Unrealized foreign exchange	234	336
Tax value over book value of mineral properties	6,807	6,544
Tax value over book value of equipment	1,287	1,259
Unrecognized deductible temporary differences	$16,158	$14,667

As at December 31, 2019, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2026	$56
2027	237
2028	-
2029	-
2030	478
2031	817
2032	876
2033	286
2034	854
2035	1,064
2036	-
2037	4,328
2038	837
2039	846
No date of expiry	1,137

$11,816

Canarc Resource Corp.

Form 20-F