Form 20-F
period 2020-12-31
Canagold Resources Ltd.
filed 2021-04-30
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2020
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 0-18860

CANAGOLD RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite #810 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

Philip Yee, Chief Financial Officer, Phone: (604) 685-9700 (Extension 3), Fax: (604) 685-9744, e-mail: philip@canagoldresources.com

Canagold Resources Ltd., Suite #810 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 70,251,239 common shares as at December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our exploration and development activities;

•	risks related to the financing needs of our planned operations;

•	risks related to estimates of mineral deposits, resources and reserves;

•	risks related to fluctuations in mineral prices;

•	risks related to the titles of our mineral property interests;

•	risks related to competition in the mineral exploration and mining industry;

•	risks related to potential conflicts of interest with our officers and directors;

•	risks related to environmental and regulatory requirements;

•	risks related to foreign currency fluctuations;

•	risks related to our possible status as a passive foreign investment company;

•	risks related to the volatility of our common stock;

•	risks related to the possible dilution of our common stock;

•	risks related to COVID-19 pandemic; and

•	risks related to cybersecurity.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
1

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

Unless the context otherwise requires, all references to “we” or “our” or the “Company” or “Canagold” or “Canarc” refer to Canagold Resources Ltd. (formerly, Canarc Resource Corp.) and/or its subsidiaries. All monetary figures are in terms of United States dollars unless otherwise indicated.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars. For the years ended December 31, 2020, 2019 and 2018, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”). Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

CURRENCY

Unless we otherwise indicate in this Annual Report on Form 20-F, all references to “Canadian Dollars” or “CAD$” are to the lawful currency of Canada, and all references to “U.S. Dollars” or “US$” are to the lawful currency of the United States.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
2

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

1933 Act ‑ means the United States Securities Act of 1933, as amended.

adit – a horizontal tunnel in an underground mine driven from a hillside surface.

Ag – silver.

alluvial mining ‑ mining of gold bearing stream gravels using gravity methods to recover the gold, also known as placer mining.

andesite - a volcanic rock of intermediate composition, the extrusive equivalent of diorite.

arsenopyrite – an ore mineral of arsenic, iron, and sulphur, often containing gold.

assay – a precise and accurate analysis of the metal contents in an ore or rock sample.

Au ‑ gold.

autoclave – a mineral processing vessel operated at high temperature and pressure in order to oxidize sulfide and carbon compounds, so the contained metals can be leached and concentrated.

Commission ‑ United States Securities and Exchange Commission, or S.E.C.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
3

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

gold deposit ‑ means a mineral deposit mineralised with gold.

gold equivalent ‑ a method of presenting combined gold and silver concentrations or weights for comparison purposes. Commonly involves expressing silver as its proportionate value in gold based on the relative values of the two metals.

gold resource – see mineral resource.

gpt ‑ grams per tonne.

greenstone ‑ a field term for any compact dark‑green altered or metamorphosed basic igneous rock that owes its colour to green minerals such as chlorite, actinolite or epidote.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
4

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
5

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

saprolite ‑ a soft, earthy, clay rich and thoroughly decomposed rock with its original textures intact, formed in place by chemical weathering of igneous, sedimentary or metamorphic rocks.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
6

stockwork – multiple small veins of mineralisation that have so penetrated a rock mass that the whole rock mass can be considered mineralised.

strike length ‑ the longest horizontal dimensions of a body or zone of mineralisation.

stripping ratio ‑ the ratio of waste material to ore that is estimated for or experienced in mining an ore body.

sulphide – an ore mineral compound linking sulphur with one or more metals.

ton ‑ short ton (2,000 pounds).

tonne ‑ metric tonne (2,204.6 pounds).

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
7

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC which are codified in Regulation S-K subpart 1300. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules until its annual report on Form 20-F for its first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM definition standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM definition standards; however there are differences in the definitions and standards under the SEC Modernization Rules and the CIM definition standards and therefore once the Company begins reporting under the SEC Modernization Rules there is no assurance that the Company’s mineral reserve and mineral resource estimates will be the same as those reported under CIM definition standards as contained in this annual report on Form 20-F or that the economics for the Company’s projects estimated in its technical reports under CIM definition standards will be the same as those estimated in any technical report prepared by the Company under the SEC Modernization Rules in the future.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
8

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A [Reserved]

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
9

Risks Related to the Company’s Financial Condition

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

As noted in its audited consolidated financial statements for the year ended December 31, 2020 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2020, and has an accumulated deficit of approximately $49.3 million at December 31, 2020. Furthermore, the Company lacks sufficient funds to achieve the Company’s planned business objectives. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2020 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

The Company has a history of losses, and we do not expect to generate earnings from operations or pay dividends in the near term, if at all.

The Company is an exploration stage enterprise. As such, the Company devotes its efforts to exploration, analysis and, if warranted, development of its projects. The Company does not currently produce gold and does not currently generate operating earnings from gold production. The Company finances its business activities principally by issuing equity securities.

The Company has incurred losses in all periods since inception . The Company expects to continue to incur losses in the future. The Company has no history of paying cash dividends and it does not expect to be able to pay cash dividends or to make any similar distribution in the foreseeable future, if at all.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
10

A substantial or extended decline in gold or silver prices would have a material adverse effect on the value of the Company’s assets and on the Company’s ability to raise capital and could result in lower than estimated economic returns.

The value of the Company’s assets, its ability to raise capital and its future economic returns are substantially dependent on the price of gold and silver. Gold and silver prices fluctuates continually and are affected by numerous factors beyond the Company’s control. Factors tending to influence gold and silver prices include:

•	gold and silver sales or leasing by governments and central banks or changes in their monetary policy, including gold and silver inventory management and reallocation of reserves;

•	speculative short or long positions on futures markets;

•	the relative strength of the U.S. dollar;

•	expectations of the future rate of inflation or interest rates;

•	changes to economic conditions in the United States, China, India and other industrialized or developing countries;

•	geopolitical conflicts;

•	changes in jewelry, investment or industrial demand;

•	changes in supply from production, disinvestment and scrap; and

•	forward sales by producers in hedging or similar transactions.

A substantial or extended decline in the gold and silver price could:

•	negatively impact the Company’s ability to raise capital on favorable terms, or at all;

•	jeopardize the development of the New Polaris and Fondaway Canyon properties;

•	reduce the Company’s estimated mineral resources and reserves by removing material from these estimates that could not be economically processed at lower gold and silver prices;

•	reduce the potential for future revenues from gold and silver projects in which the Company has an interest;

•	reduce funds available to operate the Company’s business; and

•	reduce the market value of the Company’s assets.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
11

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
12

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
13

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

The Company may become subject to liability for cave‑ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
14

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

As a current and prior holder of interests in U.S. mineral properties, the Company may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”). CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment. CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off‑site facility from which a release has occurred or is threatened. Under CERCLA’s strict joint and several liability provisions, the Company could potentially be liable for all remedial costs associated with property that it currently or previously owned or operated regardless of whether the Company’s activities are the actual cause of the release of hazardous substances. Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources. The Company’s one prior property was located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings). Releases from such facilities or from any of the Company’s current and prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs. In addition, off‑site disposal of hazardous substances, including hazardous mining wastes, may subject the Company to CERCLA liability. The Company’s current and prior U.S. properties are not, to the Company’s knowledge, currently listed or proposed for listing on the National Priority List and the Company is not aware of pending or threatened CERCLA litigation which names the Company as a defendant or concerns any of its current or prior U.S. properties or operations. The Company cannot predict the potential for future CERCLA liability with respect to its current or prior U.S. properties, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its current and prior properties.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
15

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
16

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

The COVID-19 (the novel coronavirus) pandemic is having a material adverse effect on the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on Canagold and the global economy is uncertain, rapid spread of COVID-19 may have an adverse effect on the Company's planned operations and financing capabilities; If a significant portion of our workforce becomes unable to work or travel to our operations due to illness or state or federal government restrictions (including travel restrictions and “shelter-in-place” and similar orders), we may be forced to delay, reduce or suspend planned exploration programs. Illnesses or government restrictions, including the closure of national borders, related to COVID-19 also may disrupt the supply of raw goods, equipment, supplies and services upon which our operations rely. An economic recession resulting from the COVID-19 pandemic could negatively impact the Company’s ability to operate or obtain necessary financing. The extent to which COVID-19 may impact the Company’s business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. These conditions may require working capital not previously anticipated, which may adversely affect our liquidity and ability to source additional working capital on reasonable terms. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements, the Company's stock price did fall to a new 12 month low of CAD$0.15 during this period. Should the stock prices remain at or below currently prevailing levels for an extended period, this could have a further significant adverse impact on the Company's financial position and results of operations for future periods. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
17

The Company may experience cybersecurity threats.

Canagold relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to Canagold’s operations. To Canagold’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. Canagold has implemented ongoing policies, controls and practices to manage and safeguard Canagold and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, Canagold cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Potential disruptions to Canagold’s information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and noncompliance by third party service providers and inadequate levels of cybersecurity expertise and safeguards of third party information technology service providers, may adversely affect the operations of Canagold as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

Risks Related to the Company’s United States Reporting

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

Potential investors who are United States taxpayers should be aware that Canagold may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current tax year ended December 31, 2020, was likely classified as a PFIC in prior tax years, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its subsequent taxable years. If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. Item 10.E provides further details.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
18

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
19

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules until its annual report on Form 20-F for its first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM definition standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM definition standards; however there are differences in the definitions and standards under the SEC Modernization Rules and the CIM definition standards and therefore once the Company begins reporting under the SEC Modernization Rules there is no assurance that the Company’s mineral reserve and mineral resource estimates will be the same as those reported under CIM definition standards as contained in this annual report on Form 20-F or that the economics for the Company’s projects estimated in its technical reports under CIM definition standards will be the same as those estimated in any technical report prepared by the Company under the SEC Modernization Rules in the future.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
20

The volatility of the Company’s common shares could cause investor loss.

The market price of a publicly traded stock, especially a junior resource issuer like Canagold, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange (the “TSX”) and NASD-OTC suggests that Canagold’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Canagold’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Canagold’s shares.

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

At December 31, 2020, Canagold had 70,251,239 common shares and 3,210,000 outstanding share purchase options and 11,186,824 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canagold’s shares. At December 31, 2020, securities that could be dilutive represented approximately 20.5% of Canagold’s issued shares. Certain of these dilutive securities were exercisable at prices below the December 31, 2020 closing market price of CAD$0.77 for Canagold’s shares, which accordingly would result in dilution to existing shareholders.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
21

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

4.A History and Development of the Company

Incorporation and Reporting Status

The Company was incorporated under the laws of British Columbia, Canada, on January 22, 1987 under the name, “Canarc Resource Corp.”, by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Effective December 3, 2020, the Company changed its name to Canagold Resources Ltd.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov. The Company’s website is at canagoldresources.com. Information on the Company’s website is not incorporated by reference herein.

Business Address

Office address:	#810 – 625 Howe Street Vancouver, British Columbia, Canada, V6C 2T6 Phone: (604) 685-9700

Registered address:	#910 – 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6 Phone: (604) 685-6100

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
22

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

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $15.8 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2020 and are summarized as follows for the past three fiscal years:

		2020			2019			2018
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,927	$6,683	$10,610	$3,914	$6,338	$10,252	$3,888	$5,778	$9,666
Windfall Hills	368	1,046	1,414	361	670	1,031	344	630	974
Princeton (1)	-	-	-	20	188	208	-	69	69

Nunavut (Canada):
Hard Cash (2)	-	-	-	31	337	368	9	120	129
Nigel (2)	-	-	-	5	-	5	2	-	2

Nevada (USA):
Fondaway Canyon (3)	1,641	1,573	3,214	2,112	1,580	3,692	2,010	1,353	3,363
Corral Canyon (4)	25	557	582	24	503	527	23	1	24

Other (6)	-	-	-	-	-	-	10	-	10

	$5,961	$9,859	$15,820	$6,467	$9,616	$16,083	$6,286	$7,951	$14,237

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
23

________________

(1) Canagold entered into a property option agreement in December 2018 for the Princeton property which was amended in June 2019 and then assigned in October 2020. Item 4.D provides further details.

(2) Canagold entered into a property option agreement in November 2018 for the Hard Cash and Nigel properties which was written of 2020. Item 4.D provides further details.

(3) The Fondaway Canyon property was acquired in March 2017. Canagold optioned the property to Getchell Gold Corp. in January 2020. Item 4.D provides further details.

(4) In 2018, Canagold staked 92 mining claims covering 742 hectares in Nevada, USA. Item 4.D provides further details.

(5) In December 2018, Canagold entered into a Memorandum of Understanding for an exploration and development project in South America. Item 4.D provides further details.

Further information and details regarding Canagold’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2020 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in North America. The major events in the development of the Company’s business over the last three years are set out below. Information and details regarding the Company’s properties are provided in Item 4.D.

Option Agreement regarding the FG Gold Property with Eureka Resources, Inc.

On August 24, 2016, Canagold entered into the Option Agreement regarding the FG Gold property with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, Canagold issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. Canagold can earn up to a 75% interest in the FG gold property in two stages. In 2017, Canagold wrote off the FG Gold project.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
24

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

•	Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon district consists of shear-zone style gold mineralization developed along 3.7 km of strike with a width of up to 900 m. Multiple exploration targets exist along major structural zones, and mineralization is locally concealed by alluvial cover.

•	Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit with a non-43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

•	Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4,500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca and near the Goldbanks gold deposit. The property contains gold-bearing epithermal quartz veins, mesothermal quartz veins with high-grade gold and copper-gold intrusion-hosted mineralization.

•	Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near the Jerritt Canyon gold district.

•	Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

•	Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Hecla Mining claims surround the project on three sides.

•	Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district. Previous exploration focused on low grade gold values but the property was never been explored for silver.

•	A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains gold-bearing veins in altered shale.

•	Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources Nevada LLC (“Arnevut”). Gold anomalies extend onto Eimis property and Arnevut holds a 20 year lease to explore on the property since 2010.

•	Silver Peak property is located in Esmeralda County, Nevada on 3 patented (57 acres) and 3 unpatented mining claims covering 50 acres. The property is adjacent to the Mineral Ridge mine controlled by Scorpio Gold Corporation. The 3 unpatented mining claims are under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

•	Lightning Tree property is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

•	Tucker property is located in Madison County, Montana on 3 unpatented claims near the historic McKee Mine of the Washington mining district. The property is under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
25

In April 2017, Canagold commissioned Techbase International, Ltd (“Techbase”) of Reno, Nevada to complete a NI 43-101 resource report for the Fondaway Canyon project. Their technical report entitled “Technical Report for the Fondaway Canyon Project” (the “Fondaway Canyon Technical Report”) was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, who are independent Qualified Persons as defined by NI 43-101, was dated April 3, 2017, and was prepared in compliance with NI 43-101.

In October 2018, Canagold entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. Canagold will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

On October 16, 2019, Canagold signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

In early July 2020, Canagold entered into a non-binding letter of intent for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (formerly, MinKap Resources Inc.) (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. On September 10, 2020, a definitive mineral property purchase agreement was executed. Over a three year period, Ophir shall pay to Canagold a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. If Ophir fails to incur the exploration expenditure, the property reverts back to Canagold. Canagold will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to Canagold.

Lightning Tree property is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

Confirmation and Agreement with Barrick Gold Inc. and Skeena Resources Ltd.

In December 2017, Canagold signed a Confirmation and Agreement with Barrick Gold Inc. (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving Canagold’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby Canagold will retain its 33.33% carried interest. Canagold and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property which right had been exercised in October 2020. Canagold had written off the property in 2005.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
26

Property Option Agreement with Silver Range Resources Ltd.

In November 2018, Canagold entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby Canagold has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Upon Canagold’s exercise of the option, Silver Range will retain a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of Canagold at Canagold’s election. Canagold terminated the property option agreement in September 2020 and wrote off the property.

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

Corral Canyon property (Nevada, USA)

In November 2018, Canagold staked 92 mining claims covering 742 hectares in Nevada, USA.

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

Property Option Agreement with Universal Copper Ltd., et al.

In December 2018 and then as amended in June 2019, Canagold entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby Canagold has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

In October 2020, Canagold assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara will issue 9.9% of its outstanding common shares to Canagold on closing of the assignment. Subject to the exercise of the option by December 31, 2021, Canagold’s aggregate ownership in the capital of Damara shall increase to 19.9%. Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020.

The Princeton gold property consists of 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property is underlain by volcanic rocks of both the Eocene Princeton Group and the Triassic-Jurassic Nicola Group.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
27

Other Mineral Property

In December 2018, Canagold entered into a Memorandum of Understanding for an exploration and development project in South America whereby Canagold paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project. In October 2019, Canagold recovered $3,000 from its initial payment and wrote off the remaining balance of $7,000. A further recovery of $1,500 was received in April 2021.

Item 4.D provides further details regarding Canagold’s mineral property interests.

Financings and Related Transactions

On April 21, 2017, Canagold closed a private placement for 3.8 million flow through common shares at the purchase price of CAD$0.13 per share for gross proceeds of CAD$500,000. Canagold paid finder’s fees of CAD$32,500 in cash and 250,000 in warrants. Each warrant was exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until April 21, 2019.

In July 2017, Canagold extended the expiry date of warrants for 8.45 million common shares with an exercise price of CAD$0.10 from July 31, 2017 to July 31, 2018. These warrants were originally issued pursuant to a private placement which closed on January 31, 2014.

On July 23, 2019, Canagold closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 1.5 million warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021.

In October and November 2020, Canagold closed a private placement in two tranches totalling 21 million units at a price of CAD$0.40 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 per share for a period of two years. On October 7, 2020, Canagold closed the first tranche for 8 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, Canagold closed the second tranche for 13 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at Canagold’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 385,200 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange (“TSX”), Canagold will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by Canagold to the warrant holders.

Issuer Bids

In February 2017, Canagold received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were returned to treasury and cancelled. During the term of the normal course issuer bid, Canagold purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
28

In June 2018, Canagold again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canagold representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and terminated on June 20, 2019. The actual number of common shares purchased under the bid and the timing of any such purchases are at Canagold’s discretion. Purchases under the bid did not exceed 23,893 common shares per day. Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were returned to treasury and cancelled. During the term of the normal course issuer bid, Canagold purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

Forbearance Agreement

On February 12, 2018, Canagold entered into a Forbearance Agreement with a debtor in which the loan principal totaling $220,000, which was previously written off in 2014, will be repaid in full in 2018 as follows:

Date	Principal (1)

February 14, 2018	$25,000
June 30, 2018	25,000
September 30, 2018	85,000
December 31, 2018	85,000
$220,000

 ____________

(1) Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

Directors and Officers

In January 2018, Mr. Jacob Margolis, PhD, was appointed Vice President of Exploration for Canagold.

In June 2018, Mr. Bradford Cooke replaced Mr. Catalin Kilofliski as the Chief Executive Officer of Canagold. Also in June 2018, Messrs. Scott Eldridge and Kai Hoffmann were elected as new Directors to the Board of Canagold and Mr. Leonard Harris retired from the Board. In October 2018, Mr. Scott Eldridge replaced Mr. Bradford Cooke as Chief Executive Officer of Canagold; Mr. Eldridge continues to be a Director and Mr. Cooke continues to be the Chairman and a Director of Canagold. In July 2020, Mr. Kai Hoffmann resigned from the Board and then in August 2020, Mr. Andrew Bowering was nominated to the Board of Canagold.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
29

4.B Business Overview

Nature of operations and principal activities

Canagold’s principal business activities are the acquisition, exploration and development of mineral resource property interests. Canagold is in the process of exploring and developing its mineral property interests and has not yet determined whether these mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of Canagold to arrange appropriate financing to complete further work on its mineral property interests, confirmation of Canagold’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on Canagold’s mineral property interests or proceeds from the disposition thereof. Canagold has incurred significant operating losses and currently has no operating revenues. Canagold has financed its activities principally by the issuance of equity securities. Canagold’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of Canagold to raise equity financing, and the attainment of profitable operations to fund its operations.

Canagold and its management group have in the past been actively involved in the evaluation, acquisition and exploration of mineral properties in North, Central and South America. Starting with grass roots exploration prospects, it progressed to more advanced properties. To date, Canagold has not received any operating revenues from its mineral property interests. Canagold plans to continue exploring and developing its mineral property interests and, if appropriate, Canagold intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its mineral property interests. Canagold seeks to identify properties with significant potential and to acquire those properties on the basis of property option agreements relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by Canagold. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of Canagold’s mineral property interests. Items 3.D and 4.A provide further details.

Further information and details regarding Canagold’s properties are provided in Item 4.D.

Sales and revenue distribution, sources and availability of raw materials, and marketing channels

As of the date of this annual report, Canagold has not generated any operating revenues from its mineral property interests.

Competitive conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, Canagold may be unable to compete for nor acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Canagold will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
30

Government and environmental regulations

Canagold’s operations are subject to governmental regulations in Canada and the USA, where Canagold has interests in material mineral properties.

The exploration and development of a mining prospect are subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (“EPA”) and the United States Bureau of Land Management (“BLM”) as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, Canagold is subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
31

In Nevada, Canagold is also required to post bonds with the State of Nevada to secure environmental and reclamation obligations on private land, with amount of such bonds reflecting the level of rehabilitation anticipated by the then proposed activities.

If Canagold is successful in the future at discovering a commercially viable mineral deposit on our property interests, then if and when Canagold commences any mineral production, Canagold will also need to comply with laws that regulate or propose to regulate our mining activities, including the management and handling of raw materials, disposal, storage and management of hazardous and solid waste, the safety of our employees and post-mining land reclamation.

Environmental Regulation

Canagold’s mineral projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. The development, operation, closure, and reclamation of mining projects in the United States requires numerous notifications, permits, authorizations, and public agency decisions. Compliance with environmental and related laws and regulations requires Canagold to obtain permits issued by regulatory agencies, and to file various reports and keep records of our operations. Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to Canagold’s proposed operations may be encountered. Canagold is currently operating under various permits for activities connected to mineral exploration, reclamation, and environmental considerations. Canagold’s policy is to conduct business in a way that safeguards public health and the environment. Canagold believes that its operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where Canagold operate could require additional capital expenditures and increased operating and/or reclamation costs. Although Canagold is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
32

The Clean Air Act (“CAA”), as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Any future mining operations by Canagold may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

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

The current and anticipated future operations of Canagold, including further exploration and/or production activities may require additional permits from governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of mineral exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Canagold and could cause increases in capital expenditures which could result in a cessation of operations by Canagold. To the best of its knowledge, Canagold is operating in compliance with applicable laws.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
33

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

Trends

The cumulative annual prices for gold per ounce for each of the previous three years were as follows:

Cumulative annual prices for gold per ounce	2018	2019	2020
Average	$1,268	$1,393	$1,770
High	$1,355	$1,546	$2,067

On April 23, 2021, the price of gold per ounce closed at $1,782. As of April 23, 2021, the price of gold for 2021 reached a high of $1,943 per ounce on January 4, 2021, which suggests a trend of improving gold prices with volatility.

During the period from January 2018 to December 2020, the closing market price for Canagold’s shares slightly increased from CAD$0.45 to CAD$0.49, with a 3 year high of CAD$0.95 in December 2020. On April 23, 2021, the closing market share price was CAD$1,782. In February 2017, the normal course issuer bid provided a certain baseline support for the market price for most of 2017 and into early 2018. Canagold’s cash resources and financial condition along with stronger commodity prices have provided further support to the market price of its shares. Its market price nominally decreased and remained stagnant for the last half of 2018 as commodity prices fell during the same period, even though Canagold was active in entering into property option agreements and staking of claims in the fourth quarter and in its exploration programs for its mineral property interests, as Canagold continued to also focus on acquisition of projects with potential for major discoveries. Similarly the market price increased in the first quarter of fiscal 2019 as commodity prices improved along with dissemination of the results of its exploration programs and revised preliminary economic assessment of the New Polaris project. Canagold was not active in its normal course issuer bid which is effective from June 2018 to June 2019 as it focused on preserving its cash in late 2018 and early 2019. For the second quarter of 2019, the stock price fell but improved in the third quarter as gold prices increased. During the quarter, Canagold closed on a CAD$1.44 million flow through private placement, most of which was financed by an accomplished investor in the global resource sector. Canagold’s share price fell in the fourth quarter of 2019 as gold prices weakened slightly and Canagold announced drilling results from its Corral Canyon project. In early 2020, its market price was further weakened from COVID-19 pandemic which had significant adverse consequences for global economies and capital markets. In early second quarter of 2020, gold prices heightened and achieved new highs and contributed to more active financings in the capital markets for the remainder of 2020. Commensurately Canagold’s stock price increased during the period and was able to raise substantial financing to allow for the advancement of its New Polaris project. Gold prices decreased in the first quarter of 2021 but remained higher than comparable prior periods. Canagold’s stock price reflected similar decreases but was also adversely affected by a dormant period as it develops and plans for mobilization and implementation of the drilling program for New Polaris project in May 2021 due to the significant annual snow fall conditions in the area which makes exploration considerably more prohibitive and expensive. Items 4.A and 4.D provide further details.

Risk factors in Item 3.D provide further details regarding competition and government regulations.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
34

4.C Organizational Structure

Canagold carries on its business in large part through its subsidiaries. Canagold has a number of direct or indirect wholly or majority owned subsidiaries of which the active subsidiaries are as follows:

New Polaris Gold Mines Ltd. (“New Polaris”) (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly‑owned subsidiary of Canagold incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc. Canagold owns 100% of the issued and outstanding shares.

AIM U.S. Holdings Corp. is a corporation duly incorporated in the State of Nevada, USA, on March 14, 2017. Canagold owns 100% of its issued and outstanding shares.

American Innovative Minerals, LLC (“AIM”) is a limited liability company existing pursuant to the laws of Nevada, USA, on January 20, 2011. Canagold owns 100% membership interest in AIM.

4.D Property, Plant and Equipment

Description of Properties

Property Summary Chart (as of December 31, 2020):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,927,000	$6,683,000	$10,610,000
Windfall Hills	BC, Canada	100.00%	$368,000	$1,046,000	$1,414,000
Fondaway Canyon	Nevada, USA	100.00%	$1,641,000	$1,573,000	$3,214,000
Corral Canyon	Nevada, USA	100.00%	$25,000	$557,000	$582,000

__________________

1 Subject to any royalties or other interests as disclosed below.

2 Previously known as “Polaris-Taku”.

3 Net of recoveries and write-downs.

NOTE: All monetary figures are in terms of U.S.$ unless otherwise noted. See below for further details on each property.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
35

The following is a more detailed description of the mineral properties listed above in which Canagold has an interest.

Material Mineral Projects

We do not currently have any proven and probable reserves under Industry Guide 7 standards. Canagold’s properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists in any of such properties, further exploration work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility. The following is a discussion of Canagold’s material mineral properties.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section and certain related exhibits may use the terms “measured resources” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, SEC Industry Guide 7 does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. Further, when the Company begins reporting under the SEC Modernization Rules, while those new reporting standards do recognize “measured resources” and “indicated resources”, the definitions under Regulation S-K 1300 are substantially similar but not identical to those under Canadian regulations and the resources reported under the SEC Modernization Rules may not be identical to those reported herein under Canadian regulations. See “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” at the beginning of this annual report.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section and certain related exhibits may use the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, SEC Industry Guide 7 does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable. Further, when the Company begins reporting under the SEC Modernization Rules, while those new reporting standards do recognize “inferred resources”, the definitions under Regulation S-K 1300 are substantially similar but not identical to those under Canadian regulations and the inferred resources reported under the SEC Modernization Rules may not be identical to those reported herein under Canadian regulations. See “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” at the beginning of this annual report.

The New Polaris Gold and Fondaway Canyon properties are considered material mineral projects of Canagold.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
36

New Polaris Gold Project (British Columbia, Canada)

Garry Biles, P.Eng, President & Chief Operating Officer for Canagold Resources Ltd., is the Qualified Person for the purposes of the foregoing technical disclosure on the New Polaris Gold Project.

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

In April 2019, Canagold completed a preliminary economic assessment of the New Polaris property. The report which was dated February 28, 2019 is titled “The New Polaris Gold Project, British Columbia, Canada, 2019 Preliminary Economic Assessment” (the “New Polaris Technical Report”) by Moose Mountain Technical Services (“MMTS”). Marc Schulte, P.Eng., Robert J. Morris, M.Sc., P.Geo., Sue Bird, P.Eng., Michael A. Petrina, P.Eng., and Tracey Meintjes, P.Eng., were the Qualified Persons for the New Polaris Technical Report.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
37

Figure 1‑1 Location Map

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
38

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
39

Table 1‑1 New Polaris Indicated Resources

Confining Shape Target Grade (g/t Au)	In Situ Tonnage (tonnes)	In Situ Au Grade (g/t)	In Situ Au Content (Oz.)
2.0	1,880,000	10.0	605,000
3.0	1,798,000	10.4	599,000
4.0	1,687,000	10.8	586,000
5.0	1,556,000	11.3	567,000
6.0	1,403,000	12.0	540,000
7.0	1,260,000	12.6	509,000
8.0	1,105,000	13.3	472,000
9.0	947,000	14.1	428,000

Table 1‑2 New Polaris Inferred Resources

Confining Shape Target Grade (g/t Au)	In Situ Tonnage (tonnes)	In Situ Au Grade (g/t)	In Situ Au Content (Oz.)
2.0	1,639,000	9.5	502,000
3.0	1,582,000	9.8	497,000
4.0	1,483,000	10.2	485,000
5.0	1,351,000	10.7	464,000
6.0	1,223,000	11.2	441,000
7.0	942,000	12.5	380,000
8.0	753,000	13.8	334,000
9.0	653,000	14.6	306,000

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
40

Notes for Mineral Resource Estimate:

•	The Mineral Resource Estimate was prepared by Sue Bird, P.Eng. in accordance with CIM Definition Standards (CIM, 2014) and NI 43-101, with an effective date of February 28, 2019.

•	Mineral Resources that are not mineral reserves do not have demonstrated economic viability.

Property Description and Location

The New Polaris property consists of a group of 61 contiguous crown grants, and one modified grid claim totaling, 1,196 ha (2,956 acres) located 96 km (60 miles) south of Atlin, BC and 64 km (40 miles) northeast of Juneau, Alaska. Located at approximately 133º37’W Longitude and 58º42’N Latitude, the deposit lies on the eastern flank of the Tulsequah River Valley (

Figure 1‑1).

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
41

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
42

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
43

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

Giroux was further contracted to provide “resource” updates throughout 1992 and in February 1995 he re-estimated the “resources” for the newly drilled portions of the “C” Zone. Drilling also confirmed the existence of a new “North” Zone which, although it appears to be relatively low grade (0.18 oz/ton gold) has exhibited possible significant widths in the order of 6.5 m. Most of the C vein “resource” lies above 800 feet (244 m) BSL and within 200 feet (60 m) of the existing shaft bottom. Giroux’s estimates were in situ based on a 0.25 oz/ton gold cut-off and did not include dilution provisions as described below and considered to be relevant as they are based on a significant amount of data and were independently calculated.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
44

Table 6-2 summarizes the variety of estimations identified above by the following: Beacon Hill’s 1988 estimation of residual “reserves” within and around the workings were totaled. To this total, the geostatistical resource estimation of Giroux was added after applying a general dilution factor of 25 % at zero grade to Giroux's figures for the “ Y “ Zone and 15% at zero grade for the “AB” and “C” Zones. The dilution factors were estimated based on vein characteristics. The “Y” Veins are described as being high grade, but narrow, which makes them prone to high dilution from over-break during mining as well as over mining. The “AB” veins in situ grade, as estimated by Giroux, already contains internal dilution from a parallel dike. To this total, an overall additional dilution of 15 % was added which is appropriate as the “C” vein would not experience much dilution since it is generally thought to be fairly thick. This estimate does not meet the definition requirements of NI 43 – 101 for a resource or reserve. The Author has not done sufficient work to classify them as current reserves or resources and is not treating them as current. This estimate therefore should not be relied upon but is included for historical purposes.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
45

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
46

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
47

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

Various process stage recoveries are listed in Table 13‑3.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
48

Table 13‑3 New Polaris Projected Metallurgical Recoveries

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

The Resource Estimate for the New Polaris deposit is summarized in Table 14‑4. The resource has been summarized at various cutoff grades with the base case Au grade cutoff of 4.0 g/t highlighted. At each cutoff the total material within a potential confining mining shape is reported. Therefore, a separate mining shape has been created for each cutoff in the table.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
49

The effective date of this Resource estimate is February 28, 2019.

Table 14‑4 Summary of Indicated and Inferred Total Resource

	Indicated
Confining Shape	In Situ	In Situ Grades
Target Grade -	Tonnage	AU	Au
(g/t Au)	(Ktonnes)	(g/t)	(koz.)
2.0	1,880	10.0	605
3.0	1,798	10.4	599
4.0	1,687	10.8	586
5.0	1,556	11.3	567
6.0	1,403	12.0	540
7.0	1,260	12.6	509
8.0	1,105	13.3	472
9.0	947	14.1	428

	Inferred
Confining Shape	In Situ	In Situ Grades
Target Grade - )	Tonnage	AU	Au
(g/t Au	(Ktonnes)	(g/t)	(koz.)
2.0	1,639	9.5	502
3.0	1,582	9.8	497
4.0	1,483	10.2	485
5.0	1,351	10.7	464
6.0	1,223	11.2	441
7.0	942	12.5	380
8.0	753	13.8	334
9.0	653	14.6	306

Notes for Mineral Resource Estimate:

•	The Mineral Resource Estimate was prepared by Sue Bird, P.Eng. in accordance with CIM Definition Standards and NI 43-101, with an effective date of February 28, 2019.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
50

Mineral Resources that are not mineral reserves do not have demonstrated economic viability.

[End of Extract]

Canagold has been reviewing various processes for treating concentrates to produce gold doré bars at the New Polaris mine site to improve the economics and to possibly reduce certain risks to developing the project.

In the first half of 2018, Canagold assessed pressure oxidation to treat the refractory concentrate and produce doré bars at the mine site. The autoclave study concluded that it would be uneconomic due to excessively high capital and operating costs. In the latter half of 2018, bench-scale testing of New Polaris gold concentrate using bio-oxidation treatment process was conducted. Metallurgical test using bio-oxidation treatment on flotation concentrate resulted in gold extractions up to 96%. Bio-oxidation testing of New Polaris concentates dramatically increased the cyanide-recoverable gold from 8% for un-oxidized concentrate up to 96% on bio-oxidized material.

In September 2020, Canagold was granted a multi year exploration permit to conduct exploration work on the property. Site preparation and refurbishment have been completed to facilitate environmental baseline study and infill drilling required to advance to a feasibility study. The camp and infrastructure will accommodate a 20 person field crew to facilitate further environmental, drilling and related activities. Canagold has initiated twelve months of continuous environmental baseline studies which are required for an Environmental Assessment Certificate application and which is a critical first step in advancing the project through the BC mine permitting process.

For 2021, Canagold is planning a 47-hole, 24,000 meter infill drilling program to upgrade the Inferred Resources to an Indicated Resource category for inclusion in a future feasibility study.

Fondaway Canyon Gold Project (Nevada, USA)

On February 28, 2017, Canagold entered into the Letter Agreement with AIM and the AIM Securityholders to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a total purchase price of $2 million. Upon execution of the Letter Agreement, Canagold deposited $200,000 “in trust” towards the purchase price. The deposit was only refundable in limited circumstances including where Canagold determined adverse circumstances exist relating to status of title, material encumbrances, corporate standing, financial conditions, environmental liabilities, and litigation. Canagold had the option to either acquire AIM or acquire AIM’s interests in the mineral properties. Certain of the mineral properties are subject to royalties. There was a 30 day due diligence period. The Letter Agreement was to be replaced and superseded by the execution of a definitive agreement on or before March 31, 2017. On March 20, 2017, Canagold entered into the AIM Agreement with the AIM Securityholders to purchase AIM, and closed the AIM Agreement on the same date.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
51

AIM owns 11 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. The Fondaway Canyon project is considered a material property.

In April 2017, Canagold commissioned Techbase International, Ltd (“Techbase”) of Reno, Nevada to complete a NI 43-101 resource report for the Fondaway Canyon project. The Fondaway Canyon Technical Report was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, who are independent Qualified Persons as defined by NI 43-101, was dated April 3, 2017, and was prepared in compliance with NI 43-101 to the best of the Canagold’s knowledge.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
52

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
53

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
54

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
55

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
56

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
57

Table 5: 2016 Resource Estimates

The Mineral Resource was estimated for each vein using polygonal estimation on drill intercepts projected onto a vertical long-section parallel to the average strike direction of that vein. Techbase Version 2015 software was used to perform the estimation.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
58

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
59

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

[End of Extract]

In the second quarter of 2017, Canagold completed 92 surface rock chip sampling and mapping program on the Fondaway Canyon project which returned several high grade gold values.

In the fourth quarter of 2017, Canagold completed an initial 7-hole, 2500-meter core-drilling program at the Fondaway Canyon project. All seven holes intersected gold mineralization. The 2017 drilling results, integrated with historical drilling, indicate the project has bulk-mineable, open-pit potential, as opposed to the underground mining of narrow high-grade zones that was the focus of previous project owners.

In 2018, Canagold completed 3D modelling of the Fondaway Canyon deposit and identified drill targets for the next stage of diamond drilling. Surface mapping and sampling program on the property and trenching in the Reed Pit continue to better define possible high-grade gold mineralization and to refine targets for the next phase of exploration drilling.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
60

Canagold does not have any budgeted exploration activities at the Fondaway Canyon property for 2021 at the time of this annual report.

Fondaway Canyon and Dixie Comstock properties (Nevada, USA):

On October 16, 2019, Canagold signed a binding Letter Agreement with Getchell which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to Canagold, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant Canagold a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

Getchell completed a six hole, 1,996 metre diamond drill program in 2020.

Other Mineral Projects

The following projects are considered not material by Canagold, do not have any Guide 7 compliant mineral reserves, and are not compliant with NI 43-101 unless otherwise stated. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

Windfall Hills properties (British Columbia, Canada)

In April 2013, Canagold entered into two property purchase agreements to purchase 100% interests in two adjacent gold properties located in British Columbia, which comprise the Windfall Hills properties. Canagold entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby Canagold acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty. Canagold entered into a property purchase agreement with another vendor whereby Canagold acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round. The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

From 2016 to 2018, Canagold completed a broader exploration program which included reconnaissance stream sediment sampling, soil sampling, machine trenching and ground and airborne geophysical surveys to detect new gold-silver anomalies on the property and to better delineate the known epithermal stock-work gold-silver mineralization and define drill targets.

In the third quarter of 2020, Canagold completed a Phase 2 diamond drill program. Six drill holes were completed for a total of 1,500 meters of core over an area of 30 hectares designed to follow up from gold-silver mineralization intersected in the 2014 Phase 1 drill holes. Further analysis of the structural and lithological controls on mineralization are needed to determine the next steps for the Windfall Hills property. Canagold may seek a partner to advance the project.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
61

Non Material Mineral Properties owned by American Innovative Minerals, LLC

On March 20, 2017, Canagold entered into and closed the AIM Agreement with the AIM Securityholders to purchase AIM which has 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a total purchase price of $2 million. Certain of the mineral properties are subject to royalties.

AIM owns 12 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. With the exception of the Fondaway Canyon project which is considered a material property, the following properties are not considered material by Canagold:

•	Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit with a non-43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

•	Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4,500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca and near the Goldbanks gold deposit. The property contains gold-bearing epithermal quartz veins, mesothermal quartz veins with high-grade gold and copper-gold intrusion-hosted mineralization.

•	Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near the Jerritt Canyon gold district.

•	Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Hecla Mining claims surround the project on three sides.

•	Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

•	Lightning Tree property is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

•	Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district. Previous exploration focused on low grade gold values but the property was never been explored for silver.

•	A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains gold-bearing veins in altered shale.

•	Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources Nevada LLC (“Arnevut”). Gold anomalies extend onto Eimis property and Arnevut holds a 20 year lease to explore on the property since 2010.

•	Silver Peak property is located in Esmeralda County, Nevada on 3 patented (57 acres) and 3 unpatented mining claims covering 50 acres. The property is adjacent to the Mineral Ridge mine controlled by Scorpio Gold Corporation. The 3 unpatented mining claims are under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

•	Tucker property is located in Madison County, Montana on 3 unpatented claims near the historic McKee Mine of the Washington mining district. The property is under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
62

Canagold has initiated a comprehensive review of certain Nevada properties to evaluate each property’s potential and to prioritize exploration plans for each property.

Eskay Creek (British Columbia, Canada)

In December 2017, Canagold signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving Canagold’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby Canagold will retain its 33.33% carried interest. Canagold and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property which right had been exercised in October 2020. Canagold wrote off the property in 2005.

Silver King (Nevada, USA)

In October 2018, Canagold entered into a property option agreement for its Silver King property with Brownstone whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. Canagold will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

The Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

Hard Cash and Nigel (Nunavut, Canada)

In November 2018, Canagold entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby Canagold had an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of Canagold at Canagold’s election.

Hard Cash is located 400 km west of Arviat, Nunavut on the shores of Ennadai Lake. There is an all-weather gravel strip at Ennadai Lake Lodge, 25 km south-southwest of the property and local access is by float plane or helicopter. Nigel is located 15 km west of Hard Cash. Hard Cash is underlain by the Ennadai Greenstone Belt of the Churchill Province. Gold mineralization at Hard Cash and Nigel occurs in high grade quartz veins and lower grade shear zones hosted by basal mafic volcanics overlain by felsic volcanics metamorphosed to upper greenschist/lower amphibolite facies and intruded by granite.

Canagold’s consulting geologist visited the property in September 2018 and collected samples in quartz vein float and outcrop at and near the Swamp showing. In January 2019, Canagold completed a 970 line-km airborne magnetic and radiometric survey over the 2,090 hectare Hard Cash property. In June 2019, geophysical modelling and interpretation were completed, followed by geological and structural interpretation. In July 2019, Canagold completed a district-scale soil survey (approximately 500 samples), geologic mapping and rock-chip sampling (approximately 100 samples). The results of the 2019 work programs clarified the broad geological and structural controls on gold mineralization and identified and prioritized drill targets.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
63

In the third quarter of 2020, Canagold completed a Phase 1, 7-hole 1,000 meter reverse circulation (“RC”) drill program on the priority targets at the Swamp and Dryland showings. The results of the RC drilling confirmed a significant strike length to the previously identified gold mineralization of at least 1.5km. However the grades and widths of mineralized intervals were not indicative of a significantly mineralized system. Based on this outcome, Canagold has taken the decision not to proceed further with the option agreement with Silver Range at Hard Cash and Nigel properties, and accordingly wrote off its interests in 2020.

Princeton Property (British Columbia, Canada)

In December 2018 and then as amended in June 2019, Canagold entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby Canagold has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; granting a 1% NSR to Universal which can be acquired for CAD$1 million; and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

In October 2020, Canagold assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to Canagold on closing of the assignment. Subject to the exercise of the option by December 31, 2021, Canagold’s aggregate ownership in the capital of Damara shall increase to 19.9%. Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020.

The Princeton gold property consists of 22 mineral claims over 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property contains quartz veins with high grade gold (> 10 g/t) hosted in Triassic Nicola Group metasedimentary and metavolcanic rocks intruded by undated granitic dikes and stocks.

In 2018, Canagold completed a 2,350 line-kilometer aeromagnetic survey on the property to assist in its geologic evaluation. The survey covered about 16 km by 10 km, extending well beyond the known area of gold vein mineralization. In July 2019, Canagold reviewed the results of the survey and the results were used to delineate geologic units, including intrusive rocks, and to clarify the broad geologic setting and structural fabric of the area that helped identify and prioritize exploration targets.

In July 2019, Canagold commenced an exploration program of general prospecting, mapping, sampling and trenching of existing gold vein prospects, as well as evaluating whether additional geophysical methods might be utilized to detect buried veins. The program included a machine trenching program in the area of the main gold vein prospect. The trenching was to test a much broader area than was trenched in late 2018 and was to attempt to trace the previously-trenched main vein along strike as well as explore for adjacent veins, particular in areas of mineralized float.

Damara completed an exploration program consisted of a high-resolution, near-surface DIAS32 3D IP and Resistivity survey and 533m of diamond drilling.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
64

Corral Canyon property (Nevada, USA)

In 2018, Canagold staked 92 mining claims covering 742 hectares in Nevada, USA.

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

In the first half of fiscal 2019, Canagold had completed detailed geologic mapping, a district-scale soil sampling program, rock-chip sampling, re-logging of previous core holes and an analysis of historical geophysical data in an effort to identify drill targets to expand on the known gold mineralization. In the third quarter of 2019, four high priority targets were identified on the property. In November 2019, a five hole, 1600 meter drilling program was completed.

Canagold is seeking a partner to drill along strike and to depth at priority targets on the property.

Other Mineral Property

In December 2018, Canagold entered into a Memorandum of Understanding for an exploration and development project in South America whereby Canagold paid $10,000 in 2018 and another $10,000 was payable as a success fee to close on an acceptable agreement for such project. In October 2019, Canagold recovered $3,000 from its initial payment and wrote off the project. An additional $1,500 was recovered in April 2021.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected Canagold’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of Canagold for the three fiscal years ended December 31, 2020, 2019 and 2018 should be read in conjunction with the consolidated financial statements of Canagold and related notes included therein.

Canagold’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
65

5.A Operating Results

In accordance with IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures, net of any recoveries and write-downs.

Canagold’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of Canagold to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet Canagold’s liabilities as they become payable and for settlement of expenditures.

Canagold is not aware of any seasonality in the business that has a material effect upon its financial condition, results of operations or cash flows. Canagold is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Fiscal Year 2020 – Year ended December 31, 2020 compared with December 31, 2019

Canagold incurred a net loss of $1.7 million for the year ended December 31, 2020 which is higher than the net loss of $1.0 million for fiscal 2019, with the former having higher operating expenses. Net losses were impacted by different functional expense items.

Canagold has no sources of operating revenues. Operating losses were incurred for ongoing activities of Canagold in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment as well as for the right of use asset from the adoption of new accounting standard for leases under IFRS 16 effective January 1, 2019. The fair value of the right to use asset was significant in comparison to the other equipment categories. There were equipment acquisitions in 2020 and 2019, which would generally lead to higher amortization in subsequent periods.

Corporate development expenses were higher in the third quarter of 2020 than prior quarters. The active exploration programs for geophysics in the fourth quarter of 2018 continued into the first quarter of 2019 and the revision to the preliminary economic assessment for the New Polaris project reduced efforts to seek new projects. Corporate development activities increased in the second quarter of 2019 to review possible projects of merit in North America whilst Canagold’s exploration programs were pending mobilization in the third quarter of 2019 and pending the flow through private placement which closed in July 2019. Such efforts in the third quarter of 2019 involved only nominal technical management review and assessment of new projects. In the fourth quarter of 2019, corporate development increased by travel related costs by non technical management in pursuing projects of merit in the USA and Europe. Technical management review of projects in Canada and US was performed in first quarter of 2020 along with associated travel expenses as exploration programs for Canagold’s mineral projects were still being planned and not yet implemented which continued into the second quarter whilst the exploration permits were still pending. In the following third quarter of 2020, surface taxes were incurred for Canagold’s non material properties, one of which was sold pursuant to a definitive property purchase agreement. Management did conduct technical project reviews in the third and fourth quarters of 2020, but were minimal given two active drilling programs for Windfall Hills and Hard Cash properties and camp rehabilitation and environmental monitoring for New Polaris property.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
66

Remuneration for employees in 2020 was higher than in 2019. Employee remuneration directly related to mineral exploration projects and corporate development were allocated to those specific activities rather than to operations. In the first quarter of 2019, Canagold continued with exploration programs for the Hard Cash and Princeton properties which were implemented in late 2018, as well as proceeded with updating the preliminary economic assessment for the New Polaris property which was filed in April 2019. In June 2019, prorated severance was paid to a senior officer who reduced his employment status, effectively increasing remuneration in the quarter. In the fourth quarter of 2019, remuneration increased due to the reduced exploration activity on Canagold’s mineral property interests which were completed in earlier months and from banked vacation days for employees. The reduced employment status in June 2019 and weaker CAD$ both contributed to lower remuneration in first quarter of 2020 in relation to the same quarter in 2019, even though higher allocations were realized for active exploration programs in early 2019. Bonuses were paid in the second quarter but were adjusted in the third quarter of 2020 which increased remuneration relative to the first quarter of 2020 and the comparable quarter in 2019. A new technical senior officer was employed in June 2020. Bonus accruals were recognized for 2020 given Canagold achieved significant financings to advance its New Polaris project and management had been able to option out Canagold’s non material properties in exchange for shares which shares significantly increase in market price by year end. No director stipends were payable in the first and second quarters of 2020 but were reinstated for the third quarter of 2020 based upon a fixed quarterly amount rather than a matrix involving Board committee appointments.

Overall general and administrative expenses were higher in 2020 than in 2019. All segments of these expenses were higher in the current year relative to the prior comparative year. Audit fees represent the discrepancies from year end audit and tax accruals in 2019 with slight increase in audit fees in 2020 due to increased corporate activities from exploration programs, financings and corporate reorganization. Legal fees were higher in first quarter of 2019 for review of continuous disclosure documents with no such services being rendered in the remaining quarters of 2019 and in the first and second quarters of 2020. In the third quarter of 2020, legal fees were higher due to negotiations in the sale of the Lightning Tree property. Legal fees were also incurred for the name change and share consolidation which were in effect in December 2020. Except for foreign exchange translational effects, general and administrative and regulatory expenses do not tend to fluctuate given their fixed nature but would increase in the second quarter as Canagold normally holds its annual general shareholders meeting in June of each fiscal year. Cloud server migration was initiated in the third quarter of 2020 and continued into the fourth quarter which included software application setup and licenses, data and emails. Premiums for directors and officers liability insurance have escalated due to mitigating factors within the insurance industry and also the additional liability insurance coverage as Canagold progresses with the advancement of the New Polaris project. Office rent would only fluctuate due to changes in operating costs and property taxes but such amount increased effective August 2020 pursuant to the office lease.

In January 2019, Canagold engaged a part time shareholder communications consultant to focus on creating market awareness of Canagold, its portfolio of exploration projects with active exploration programs, and the revised preliminary economic assessment for its New Polaris project, and such consultant services continued into the remaining quarters of 2019 and into 2020. Given the global pandemic of COVID 19, shareholder relations efforts were kept to a reduced level in the latter half of the first quarter of 2020 which continued into the remaining quarters with associated reduction in the part-time shareholder communications consultant. In the third quarter of 2020, shareholder relations increased significantly to raise the profile and market awareness of Canagold and continued into the fourth quarter, as commodity prices increased and the mobilization of drilling programs for two of its properties and its financing and proposed corporate restructuring in part to advance Canagold’s New Polaris project. Such activities contributed to renewed interest in Canagold by overseas investors in Europe as its initial financing of CAD$3.2 million was over subscribed to CAD$8.4 million with the over allotment of CAD$5.2 million being subject to shareholder approvals which were resolved at the special general meeting held in October 2020.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
67

Share-based payments were higher in the latter half of 2020 relative to prior quarters, with ongoing vesting provisions of certain outstanding stock options. In the first quarter of 2019, 200,000 stock options were granted and then in the second quarter, 550,000 stock options were granted. These stock option grants are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. There were nominal forfeitures recognized at the end of September 2019 for unvested stock options due to a staff departure. In the first quarter of 2020, revaluations for stock options held by consultants slightly reduced share based payments. In the second quarter of 2020, 760,00 stock options were granted which were subject to 25% vesting provisions on grant date and every six months thereafter. Then in the third quarter, 80,000 stock options were granted which were subject to 25% vesting provisions on grant date and every six months thereafter. The resignation of a director in July 2020 resulted in forfeitures which reduced the expense. The increased vesting provisions, number of stock option grants and the number of stock options being subject to vesting provisions contributed to the higher share based payments in the last two quarters for 2020.

Interest income is earned from Canagold’s premium investment savings account which is interest bearing. Canagold’s cash resources are expended on mineral exploration and operating activities, given Canagold does not have any sources of revenues or operating cash inflows, which can be expected to reduce interest bearing investments. As cash resources are expended, interest income can be expected to be commensurately lower. Interest income was comparable in the first quarters of 2020 and 2019 as cash resources increased from the closing of the private placement in July 2019 for proceeds of CAD$1.4 million most of which were invested in the premium investment savings account but would be gradually depleted from flow through exploration expenditures. During the latter part of the first quarter of 2020 and into the second and third quarters, interest rate fell further causing interest income to be lower than comparable prior quarters. Funds from the private placement marginally improved low interest bearing investments.

Change in the fair value of marketable securities is attributable to disposition of marketable securities, the quoted market price changes in investments in shares, and impairment if any. Marketable securities are classified as financial assets at fair value through profit or loss with any resulting gains or losses in fair values being recognized in profit or loss. Canagold did dispose a significant portion of its marketable securities in the second quarter of 2019 which resulted in losses but was offset by gains in market prices for remaining shares of marketable securities. There were no dispositions in the other quarters of 2019 including the first two quarters of 2020 whereas dispositions occurred in the third quarter which provided proceeds of $296,000. Nominal reductions in fair values were recognized in the third quarter and more significant reductions in the fourth quarter of 2019. The COVID 19 pandemic has caused adverse global economic impact with similar negative effects to capital markets in the first quarter of 2020, resulting in reductions in the fair values of Canagold’s marketable securities. Precious metal prices surged in the remaining quarters in 2020 reaching new highs, causing the market prices of certain investments to significantly increase by 2020 year end and the recognition of net earnings in the fourth quarter. This is also compounded by the substantial number of shares which Canagold received for the various properties which were optioned or sold to other parties as the fair values of such shares were $1.3 million at year end.

Flow through financing costs in 2020 is attributable to the tax payable for Part XII.6 tax for using the look back rule for qualified exploration expenditures.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
68

Interest expense was incurred and accrued for the buyout amount which Canagold recognized as a deferred royalty liability upon the acquisition of AIM in March 2017 for the 3% NSR for the Fondaway Canyon project; the original buyout amount was $600,000. Advance royalty payments of $35,000 are due and payable by July 15th of each year until the buyout amount has been fully paid for the 3% NSR for the Fondaway Canyon project. Interest expense shall continue to be incurred until the buyout amount has been fully paid by the annual advance royalty payments. Interest expense is also recognized for fair value of the lease liability for right of use asset for its office facilities, over the term of the lease. Periodic installment payments would reduce the recognition of interest expense during the term of these financial obligations.

Foreign exchange gain or loss reflects the transactional impact from the foreign exchange fluctuations of the US$ relative to the CAD$ and the translation effects to Canagold’s functional currency which is the CAD$; its reporting or presentation currency is the US$. Foreign exchange was affected by the translation effects of the US$ for Canagold’s wholly owned US subsidiaries. The weakened CAD$ relative to the US$ resulted in the foreign exchange loss in the first quarter of 2020 but reversed in the remaining quarters as the CAD$ strengthened.

Canagold terminated the property option agreement for the Hard Cash and Nigel properties, and accordingly wrote off its interests in the third quarter of 2020. The cash and fair values of the shares and warrants received in the fourth quarter for the Princeton, Silver King and Lightning Tree properties would offset the write off. The recovery in 2019 was offset by the write off of another project which did not advance and was impaired.

The income tax recovery in the third and fourth quarters of 2019 is the allocation of the premium in the flow through private placement which closed in July 2019 on a pro rata basis of qualified exploration expenditures incurred during the period. Income tax recovery for the remaining flow through premium was recognized for the pro rata flow through exploration expenditures incurred in 2020 as Canagold was initiated and completed its drilling programs for Windfall Hills and Hard Cash properties, especially in the third quarter with active drilling programs.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
69

As at December 31, 2020, Canagold has mineral property interests which are comprised of the following:

	Canada					USA
($000s)	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total

Acquisition Costs:

Balance, December 31, 2018	$3,888	$344	$-	$9	$2	$2,010	$23	$10	$6,286
Additions	18	-	20	21	3	-	-	-	62
Recovery	-	-	-	-	-	-	-	(3)	(3)
Foreign currency translation adjustment	8	17	-	1	-	102	1	-	129
Write off	-	-	-	-	-	-	-	(7)	(7)
Balance, December 31, 2019	3,914	361	20	31	5	2,112	24	-	6,467
Additions	9	-	8	-	-	-	-	-	17
Recoveries	-	-	-	-	-	(513)	-	-	(513)
Foreign currency translation adjustment	4	7	-	1	-	42	1	-	55
Write off	-	-	(28)	(32)	(5)	-	-	-	(65)
Balance, December 31, 2020	3,927	368	-	-	-	1,641	25	-	5,961

Deferred Exploration Expenditures:

Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	133	8	116	211	-	159	501	-	1,128
Foreign currency translation adjustment	427	32	3	6	-	68	1	-	537
Balance, December 31, 2019	6,338	670	188	337	-	1,580	503	-	9,616
Additions	183	361	7	746	-	38	33	-	1,368
Recoveries	-	-	-	-	-	(81)	-	-	(81)
Foreign currency translation adjustment	162	15	5	7	-	36	21	-	246
Write off	-	-	(200)	(1,090)	-	-	-	-	(1,290)
Balance, December 31, 2020	6,683	1,046	-	-	-	1,573	557	-	9,859

Mineral property interests:
Balance, December 31, 2019	$10,252	$1,031	$208	$368	$5	$3,692	$527	$-	$16,083
Balance, December 31, 2020	10,610	1,414	-	-	-	3,214	582	-	15,820

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
70

Fiscal Year 2019 – Year ended December 31, 2019 compared with December 31, 2018

Canagold incurred a net loss of $1.04 million for the year ended December 31, 2019 which is slightly lower than the net loss of $1.13 million for fiscal 2018, with the latter having higher operating expenses. Net losses were impacted by different functional expense items.

Canagold has no sources of operating revenues. Operating losses were incurred for ongoing activities of Canagold in acquiring and exploring its mineral property interests, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment as well as for the right of use asset from the adoption of new accounting standard for leases under IFRS 16 effective January 1, 2019. The fair value of the right to use asset was significant in comparison to the other equipment categories resulting in higher amortization in each quarter of fiscal 2019. Canagold adopted the modified retrospective method with no restatement of prior quarters in 2018 resulting in lower amortization for those prior quarters in 2018.

Corporate development expenses were relatively nominal for comparative quarters in 2018 and 2019. In the first and second quarters of 2018, corporate development efforts were at a reduced level which involve site visits and preliminary discussions and technical overview of possible projects of merit which have possible near term gold mining properties but such discussions did not advance. Negligible corporate development was done in the third quarter as Canagold focused on a 3D model for Fondaway Canyon property, various scenarios for processing concentrates into gold dore bars at the New Polaris property site, and mobilization of the trenching and exploration program for Windfall Hills property. Corporate development activities increased in the fourth quarter with a heightened emphasis on “elephant hunting” in seeking projects with potential to be discoveries. These efforts in the last quarter of 2018 culminated in two property option agreements for the Princeton (British Columbia, Canada) and Hard Cash and Nigel (Nunavut, Canada) properties and the staking of 92 mining claims in northwestern Nevada (USA). The active exploration programs for geophysics in the fourth quarter of 2018 which continued into the first quarter of 2019 and the revision to the preliminary economic assessment for the New Polaris project reduced efforts to seek new projects. Corporate development activities increased in the second quarter of 2019 to review possible projects of merit in North America whilst Canagold’s exploration programs were pending mobilization in the third quarter of 2019 and pending the flow through private placement which closed in July 2019. Such efforts in the third quarter of 2019 involved only nominal technical management review and assessment of new projects. In the fourth quarter of 2019, corporate development increased by travel related costs by non technical management in pursuing projects of merit in the USA and Europe.

Remuneration for employees in 2019 was lower than in 2018. Employee remuneration directly related to mineral exploration projects and corporate development were allocated to those specific activities rather than to operations. In the first quarter of 2019, Canagold continued with exploration programs for the Hard Cash and Princeton properties which were implemented in late 2018, as well as proceeded with updating the preliminary economic assessment for the New Polaris property which was filed in April 2019. Given the lower level of exploration activity in the first quarter of 2018, employee remuneration would be higher due to lower project allocations. In the second quarter of 2018, the departure of a senior officer resulted in the incurrence of severance pay which increased employee remuneration. Remuneration for employees was lower in the third quarter than comparable quarters in 2018 due to the departure of a senior officer at the end of June 2018. Heightened corporate development efforts, active exploration programs for the Windfall Hills, Princeton and Hard Cash properties, and ongoing assessment of scenarios for processing concentrates into gold dore bars at the New Polaris property site would reduce technical employee remuneration in the fourth quarter of 2018 as these costs would be allocated to the applicable projects. Such reduction would be offset by the employment of a non technical senior officer in October 2018. In June 2019, prorated severance was paid to a senior officer who reduced his employment status, effectively increasing remuneration in the quarter. For the comparative third quarters in both fiscal years, employee remuneration was lower in 2018 due to the departure of a senior officer in late June 2018 which was subsequently replaced in October 2018. In the fourth quarter of 2019, remuneration increased due to the reduced exploration activity on Canagold’s mineral property interests which were completed in earlier months and from banked vacation days for employees which were similar to the fourth quarter in 2018.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
71

Overall general and administrative expenses were similar for 2019 to 2018. Certain segments of these expenses were either nominally lower or nominally higher in all quarters in 2019 than the comparative quarters in 2018 except for rent. Upon the adoption of new accounting standards for leases effective January 1, 2019, rent would reduce, as basic rent payments would be applied against lease liability for right to use asset which is amortized over the life of the lease and interest would be recognized from the fair value of the lease. Canagold adopted the modified retrospective method with no restatement of prior quarters in 2018, resulting in higher rent expenses in 2018. Audit and tax expenses were similar for both fiscal periods as audit fees did not change, and no changes in corporate tax issues, and legal fees for debt settlement in 2018 were applied subsequently against the recovery of the debt principal. Legal fees were lower in the second quarter of 2019 and generally involve reviewing certain of Canagold’s continuous disclosure documents in the first quarter of 2019 with no such costs being incurred in the last two quarters of 2019. Office and sundry are similar across comparative quarters given the fixed nature of such expense. Except for translational effects, general and administrative and regulatory expenses do not tend to fluctuate given their fixed nature but would increase in the second quarter as Canagold normally holds its annual general shareholders meeting in June of each fiscal year.

In the January 2019, Canagold engaged a part time shareholder communications consultant to focus on creating market awareness of Canagold, its portfolio of exploration projects with active exploration programs, and the revised preliminary economic assessment for its New Polaris project, and such consultant services continued into the remaining quarters of 2019. Given the stagnancy in the markets in 2018, shareholder relations efforts were kept to a reduced level.

Share-based payments were only slightly higher in 2019 than in 2018, with ongoing vesting provisions of outstanding stock options. In late June 2018, the departure of a senior officer resulted in the forfeiture of unvested stock options which would reduce share-based payments with vested stock options being cancelled in July 2018. Also at the end of June 2018, Canagold granted 3,250,000 stock options to directors, officers and employees. In November 2018, Canagold granted 1,000,000 stock options to an officer of which 500,000 stock options have an exercise price of CAD$0.05 and 500,000 stock options with an exercise price of CAD$0.06. In February 2019, 700,000 stock options were granted to consultants and in March 2019 300,000 stock options to a director and in June 2019 2,750,000 stock options to directors, officers and employees. The stock option grants in 2018 and 2019 are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter. There were nominal forfeitures recognized at the end of September 2019 for unvested stock options due to a staff departure.

Interest income is earned from Canagold’s premium investment savings account which is interest bearing and from its guaranteed investment certificate which matured in August 2018 and was not renewed. Canagold’s cash resources are expended on mineral exploration and operating activities, given Canagold does not have any sources of revenues or operating cash inflows, which can be expected to reduce interest bearing investments. As cash resources are expended, interest income can be expected to be commensurately lower. Interest income was comparable in the third quarter as cash resources increased from the closing of the private placement in July 2019 for proceeds of CAD$1.4 million most of which were invested in the premium investment savings account but would be gradually depleted from flow through exploration expenditures.

Change in the fair value of marketable securities is attributable to disposition of marketable securities, the quoted market price changes in investments in shares, and impairment if any. Marketable securities are classified as financial assets at fair value through profit or loss with any resulting gains or losses in fair values being recognized in profit or loss. Canagold’s shareholdings decreased in fair value in the first quarter of 2018, then increased in the second quarter, significantly decreased in the third quarter and again increasing in the fourth quarter as market prices of its financial instruments fluctuate to market conditions; there were no dispositions of marketable securities in 2018, and an impairment loss was recognized in the last quarter which was offset by gains in fair values. Canagold did dispose a significant portion of its marketable securities in the second quarter of 2019 which resulted in losses but was offset by gains in market prices for remaining shares of marketable securities. There were no dispositions in the other quarters of 2019. Nominal reductions in fair values were recognized in the third quarter and more significant reductions in the fourth quarter of 2019.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
72

Flow through financing costs represent the tax effects for using the look back rule for Canagold’s flow through private placement whereby the subscriber was eligible to write off flow through expenditures in 2017 whereas Canagold fully expended the flow through funds in 2018.

Interest expense was incurred and accrued for the buyout amount which Canagold recognized as a deferred royalty liability upon the acquisition of AIM in March 2017 for the 3% NSR for the Fondaway Canyon project; the original buyout amount was $600,000. Advance royalty payments of $35,000 are due and payable by July 15th of each year until the buyout amount has been fully paid for the 3% NSR for the Fondaway Canyon project. Interest expense shall continue to be incurred until the buyout amount has been fully paid by the annual advance royalty payments. Upon the adoption of new accounting standards for its office lease effective January 1, 2019, interest expense would be recognized for fair value of the lease liability for right of use asset for its office facilities, over the term of the lease. Canagold adopted the modified retrospective method with no restatement of prior quarters in 2018. Periodic installment payments would reduce the recognition of interest expense during the term of these financial obligations. The new accounting standard for leases contributed to higher interest expense for each quarter of 2019 relative to 2018.

Foreign exchange gain or loss reflects the transactional impact from the foreign exchange fluctuations of the US$ relative to the CAD$ and the translation effects to Canagold’s functional currency which is the CAD$; its reporting or presentation currency is the US$. Upon the acquisition of AIM in March 2017, foreign exchange was affected by the translation effects of the US$ for Canagold’s wholly owned US subsidiaries.

On February 12, 2018, Canagold entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 shall be repaid in 2018, which loan had been written off in 2014. The gain from the recovery significantly reduced losses in 2018.

Canagold received $12,000 from Brownstone in late 2018 and recognized a recovery for the Silver King property which has nil net book value. An additional $12,000 was received in 2019 which was offset by the write off of another project which did not advance and was impaired.

Write off of equipment was for outdated asset item which was disposed in 2018.

Except for the first quarter of 2018, the income tax recovery in 2018 is the allocation of the premium in the flow through private placement which closed in April 2017 on a pro rata basis of exploration expenditures incurred during the period. Canagold mobilized its exploration and trenching program for the Windfall Hills project in September 2018 given delays from forest fire issues in the immediate area. Flow through exploration programs for the Princeton and Hard Cash were implemented in the fourth quarter in 2018. Similarly the income tax recovery in the third and fourth quarters of 2019 is the allocation of the premium in the flow through private placement which closed in July 2019 on a pro rata basis of exploration expenditures incurred during the period.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
73

As at December 31, 2019, Canagold has mineral property interests which are comprised of the following:

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
74

Environmental Liabilities

Canagold’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it may operate may not yet have fully developed such standards in respect to environmental concerns. In accordance with government requirements in Canada, refundable deposits of $218,000 have been placed with regulatory agencies in respect to Canagold’s New Polaris gold property in British Columbia. There are no known environmental contingencies in respect to these or any of the other Company’s mineral property interests.

5.B Liquidity and Capital Resources

Canagold is in the exploration stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of Canagold to obtain the necessary financing to complete the development and upon future profitable production. Canagold knows of no trends, demands, commitments, events or uncertainties that may result in Canagold’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in Canagold’s liquidity are substantially determined by the success or failure of Canagold’s exploration programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, Canagold has endeavoured to secure mineral property interests that in due course could be brought into production to provide Canagold with cash flow which would be used to undertake work programs on other projects. To that end, Canagold has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, Canagold has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of Canagold’s liquidity:

	December 31,
($000s)	2020	2019

Cash	$6,117	$1,923
Working capital	7,347	1,872

Canagold has no sources of operating revenues, and ongoing operating expenses continue to reduce its cash resources and working capital. Operating losses continued to be incurred for ongoing activities of Canagold in seeking to advance the New Polaris property, and in exploring the Windfall Hills and AIM properties and staking additional property claims and in pursuing new projects of merit.

Based on Canagold’s available cash and working capital, Canagold anticipates it will be able to continue its current plan of operations and exploration programs for at least the next 12 months without having to seek additional financing or cut-back on planned operations. Additional financing will be sought through private and public equity financings or debt financings if available to Canagold at acceptable terms in the interests of the shareholders and Canagold.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
75

In February 2017, Canagold received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were returned to treasury and cancelled. During the term of the normal course issuer bid, Canagold purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

On February 12, 2018, Canagold entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which was previously written off in 2014, will be repaid in full in 2018 as follows:

Date	Principal (1)
($000s)
February 14, 2018 (received)	$25
June 30, 2018 (received)	25
September 30, 2018 (received)	85
December 31, 2018 (received in January 2019)	85
$220

(1) Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

In June 2018, Canagold again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canagold representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were cancelled. During the term of the normal course issuer bid, Canagold purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

In October 2018, Canagold entered into a property option agreement for its Silver King property with Brownstone whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. Canagold will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

In December 2018, Canagold issued 100,000 common shares at a value of CAD$0.05 per share to Silver Range for the Hard Cash and Nigel properties

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
76

In fiscal 2018, Canagold granted the following stock options:

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

As at December 31, 2018, Canagold’s marketable securities have a fair value of $719,000.

On July 23, 2019, Canagold closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 1.5 million warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021.

In October 2019, the Company received $12,000 from Brownstone for the option of Silver King property.

In November 2019, Canagold issued 200,000 common shares at a value of CAD$0.06 per share to Silver Range for the Hard Cash and Nigel properties.

In November 2019, Canagold issued 375,000 common shares at a value of CAD$0.05 per share to Universal for the Princeton property.

In fiscal 2019, Canagold realized proceeds of CAD$672,400 from the disposition of marketable securities.

In fiscal 2019, Canagold granted the following stock options:

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
77

As at December 31, 2019, Canagold’s marketable securities have a fair value of $104,000.

In October and November 2020, Canagold closed a private placement in two tranches totalling 21 million units at a price of CAD$0.40 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 per share for a period of two years. On October 7, 2020, Canagold closed the first tranche for 8 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, Canagold closed the second tranche for 13 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at Canagold’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 385,200 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange, Canagold will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by Canagold to the warrant holders.

Canagold received the following cash, shares and warrants from its mineral property interests in 2020:

-

In January 2020, $100,000 cash and 967,513 shares with a fair value of CAD$135,500 from Getchell for the option on the Fondaway Canyon and Dixie Comstock properties. Then in December 2020, $100,000 cash and 749,161 shares with a fair value of CAD$269,700 were received from Getchell;

-

In September 2020, 1.25 million shares with fair value of CAD$175,000 and 1.25 million warrants with exercise price of CAD$0.095 and expiry date of September 23, 2023 and fair value of CAD$56,250 were received from Ophir for the Lightning Tree property;

-	In October 2020, $12,000 cash was received from Brownstone Ventures for the Silver King property; and

-	In December 2020, 3,989,950 shares with a fair value of CAD$290,900 were received from Damara for the Princeton property.

In fiscal 2020, Canagold granted the following stock options:

-

760,000 stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

-

80,000 stock options to a director with an exercise price of CAD$0.55 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In 2020, Canagold received proceeds of $138,000 from the exercise of stock options and proceeds of $296,000 were realized from the disposition of marketable securities.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
78

As at December 31, 2020, Canagold’s marketable securities have a fair value of $1.3 million.

At December 31, 2020, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, Canagold must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

Princeton: (3)
On or before:
March 16, 2021	25	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-

	$3,025	$2,500	$35	150,000

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
79

(1) Advance royalty payments of $285,000 remain payable as at December 31, 2020 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty Getchell paid an annual advance royalty of $35,000 in July 2020. Items 4.A and 4.D provide further details.

(2) The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million. Items 4.A and 4.D provide further details.

(3) In October 2020, Canagold assigned its interest in the property option agreement for the Princeton property to Damara Items 4.A and 4.D provide further details.

These amounts may be reduced in the future as Canagold determines which properties to continue to explore and which to abandon.

Canagold has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canagold as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2020.

As Canagold performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as Canagold narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, Canagold must make payments to the optionors and lease liability obligations for its office facilities as follows as at December 31, 2020:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$76	$48	$28	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total	$76	$48	$28	$-	$-	$285	$35	$105	$105	$40

(1) Advance royalty payments of $285,000 remain payable as at December 31, 2020 with annual payments of $35,000. Items 4.A and 4.D provide further details.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
80

In February 2017, Canagold entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2020, Canagold is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2021	$48
2022	28

$76

Canagold’s ability to continue as a going concern is dependent on the ability of Canagold to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives.

Canagold will continue to rely upon debt and equity financings as its principal source of financing its projects and its ongoing working capital needs.

5.C Research and Development, Patents and Licenses, etc.

Canagold does not currently carry out research and development activities.

Items 4.A, 4.D, 5.A and 5.F provide details of Canagold’s mineral property interests, exploration activities, acquisitions and write-downs.

5.D Trend Information

Except for the COVID-19 pandemic discussed below, Canagold knows of no trends, demand, commitments, events or uncertainties that are reasonably likely to have a material effect on Canagold’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause financial information not necessarily to be indicative of future operating results or financial condition, other than disclosed or inferred in this Form 20-F.

Canagold currently has no active business operations that would be affected by recent trends in productions, sales, etc. Canagold has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D and the COVID-19 pandemic discussed below.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
81

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

The global response undertaken to slow the spread of COVID-19 commonly includes travel restrictions, stay-at-home orders and social distancing. These and other actions are causing many entities to suspend operations, re-direct resources and defer activities. The impact on investors, banking institutions, businesses, the global economy or financial and commodity markets may ultimately have an indirect, yet material adverse impact on the Canagold’s financial condition and results of operations.

To date, Canagold has experienced a decline in the value of its common shares and expects to incur ongoing costs while certain corporate objectives may be delayed. These and other conditions may ultimately have a material adverse impact on Canagold’s financial condition and results of operations. See “Key Information – D. Risk Factors” for additional information.

5.E Critical Accounting Estimates

For Canagold’s exploration activities, there is no product, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral property interests and Canagold’s future financial success are dependent upon the extent to which it can discover mineralization and the economic viability of advancing such mineral property interests beyond the exploration stage. Such activities may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of Canagold’s control. The sales value of any mineralization discovered by Canagold is largely dependent upon factors beyond Canagold’s control such as the market value of the metals.

As the carrying value and amortization of mineral property interests and capital assets are, in part, related to Canagold’s mineral reserves, the estimation of such reserves is significant to Canagold’s position and results of operations. As of the date of this annual report, Canagold has not established any reserves on its mineral property interests.

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property interest from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a mineral property interest being carried out by Canagold or its partners or when a property interest is abandoned or when the capitalized costs are not considered to be economically recoverable, the related mineral property costs are written down to the amount recoverable. The amounts for mineral property interests as shown in Canagold’s consolidated financial statements represent costs incurred to date, less write-downs and any recoveries, and are not intended to reflect present or future values.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
82

Canagold accounts for share-based payments using a fair value-based method with respect to all stock-based payments to directors, officers, employees and non-employees. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

In accordance with the provisions of the Business Corporations Act (British Columbia) the overall control of the business and affairs of Canagold is vested in its board of directors. The board of directors of Canagold currently consists of five members elected by the shareholders of Canagold at each annual meeting of shareholders of Canagold.

The directors and senior management of Canagold as of April 23, 2021 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
COOKE, Bradford (5), (6) British Columbia, Canada

Chairman and Director of Canagold Resources Ltd.

(since January 22, 1987);

Chief Executive Officer

(from January 22, 1987 to January 13, 2014 and

from June 29, 2018 to October 17, 2018);

Chief Executive Officer and Director of Endeavour Silver Corp.

(since July 25, 2002).

Chairman and Director of Canagold Resources Ltd. (since January 22, 1987)
MALHOTRA, Deepak (2), (3), (5) Colorada, USA	President of Pro Solv Consulting, LLC (since July 2018); President of Resource Development Inc. (from June 1993 to July 2018).	Director (since June 29, 2015)

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
83

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
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

(from July 2013 to May 2017);

Director and Chief Financial Officer of Tinkerine Studio Ltd.

(from February 2014 to February 2016);

Managing Director of Investment Banking for Haywood Securities Inc.

(from November 2010 to May 2013)

Director (since November 1, 2013)
BOWERING, Andrew (2), (3), (4) Director British Columbia, Canada

Director (since April 2019), CEO (from April 2019 to June 2020) and Executive Vice President (since June 2020) of Prime Mining Corp;

President and CEO (since 1992) of Bowering Projects, a mineral exploration and consulting firm;

President (until 2020) of Sunrise Drilling Ltd., a North American-based mineral exploration drilling company.

Director (since August 18, 2020)

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
84

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
ELDRIDGE, Scott British Columbia, Canada

Director of Canagold Resources Ltd.

(since June 29, 2018);

Director (since June 26, 2017) and CEO of Arctic Star Exploration Corp. (from June 26, 2017 to Oct. 23, 2018);

CFO of Amarillo Gold Corporation

(from October 8, 2014 to November 4, 2017);

President and CEO of Euroscandic International Group

(from October 2008 to October 2017)

Chief Executive Officer (since October 17, 2018)
BILES, Garry British Columbia, Canada	Vice-President, Mining, of Canagold Resources Ltd. (from March 1, 2007 to May 31, 2008)	President and Chief Operating Officer (since June 1, 2008)
GILL, Troy British Columbia, Canada	Exploration Manager of Sanatana Resources Inc. (from June 2008 to November 2019)	Vice-President (Exploration) (since June 2020)
YEE, Philip British Columbia, Canada

Chief Financial Officer and Vice-President (Finance) of Aztec Minerals Corp.

(since July 2016);

Chief Financial Officer, Vice-President (Finance) and Director of Caza Gold Corp.

(from November 2007 to February 2017)

Chief Financial Officer and Vice-President (Finance) (since June 2005); Secretary (since December 2015)

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
85

_________________

(1) Unless otherwise stated above, each of the above-named persons has held the principal occupation or employment indicated for at least five years.

(2) Members of the Audit Committee.

(3) Members of the Compensation Committee.

(4) Members of the Nomination Committee.

(5) Members of the Technical Committee.

(6) Members of the Investment Committee.

No director or officer has any family relationship with any other director or officer. The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of Canagold. Officers hold office at the pleasure of the directors.

To the best of Canagold’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of Canagold’s officers or directors was selected as an officer or director of Canagold, other than as disclosed in this Form 20-F.

6.B Compensation

Statement of Executive Compensation

Canagold is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to Canagold's directors and officers that has been disclosed to Canagold’s shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2020, the aggregate compensation incurred by Canagold to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$810,000 of which CAD$146,300 was for bonus.

The table below discloses information with respect to executive compensation paid by Canagold to its directors and officers for the fiscal year ended December 31, 2020. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
86

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation (3) ($)		Pension value (5) ($)	All other compensation (6) ($)	Total compensation (7) ($)
					Annual incentive plans (3)	Long-term incentive plans (4)
Bradford J. Cooke (8)	2020	Nil	Nil	$21,400	Nil	Nil	Nil	$4,000	$25,400
Director, Chairman and former Chief Executive Officer	2019	Nil	Nil	$33,151	$30,000	Nil	Nil	$10,000	$73,151
	2018	Nil	Nil	$24,699	Nil	Nil	Nil	$10,000	$34,699
Martin Burian	2020	Nil	Nil	$11,680	Nil	Nil	Nil	$4,000	$15,680
Director	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$8,000	$19,621
	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$4,000	$20,446
Deepak Malhotra	2020	Nil	Nil	$11,680	Nil	Nil	Nil	$4,000	$15,680
Director	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$6,000	$17,621
	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$4,000	$20,446
Andrew Bowering (9)	2020	Nil	Nil	Nil	Nil	Nil	Nil	$2,000	$2,000
Director	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kai Hoffmann (10)	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$6,500	$18,121
	2018	Nil	Nil	$16,446	Nil	Nil	Nil	$2,000	$18,446
Scott Eldridge (11)	2020	$174,844	Nil	$21,400	$72,000	Nil	Nil	Nil	$268,244
Director and Chief Executive Officer	2019	$168,699	Nil	$19,369	$43,000	Nil	Nil	Nil	$231,067
	2018	$43,738	Nil	$45,306	Nil	Nil	Nil	$2,000	$91,044
Leonard Harris (12)	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	Nil	Nil	N/A	Nil	Nil	Nil	$2,000	$2,000
Catalin Kilofliski (13)	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Chief Executive Officer	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	$117,517	Nil	N/A	$237,981	Nil	Nil	Nil	$355,498
Garry D. Biles (14)	2020	$86,400	Nil	$8,270	$28,800	Nil	Nil	Nil	$123,470
President and COO	2019	$139,118	Nil	$7,748	$137,100	Nil	Nil	Nil	$283,966
	2018	$206,923	Nil	$20,558	Nil	Nil	Nil	Nil	$227,481
Troy Gill (15)	2020	$77,247	Nil	$4,350	$23,760	Nil	Nil	Nil	$105,357
Vice-President, Exploration	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jacob Margolis (16)	2020	$72,326	Nil	$8,223	Nil	Nil	Nil	Nil	$80,549
Former Vice-President, Exploration	2019	$149,819	Nil	$8,223	Nil	Nil	Nil	Nil	$158,042
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Philip Yee	2020	$119,401	Nil	$8,270	$21,769	Nil	Nil	Nil	$149,440
Chief Financial Officer and Vice-President, Finance and Secretary	2019	$120,381	Nil	$7,748	$13,000	Nil	Nil	Nil	$141,129
	2018	$117,097	Nil	$12,335	Nil	Nil	Nil	Nil	$129,432

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
87

Notes:

(1) Includes the dollar value of cash and non‑cash base salary earned during a financial year covered.

(2) The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under Canagold’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.

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

(9) Mr. Andrew Bowering was nominated to the Board of Directors effective August 18, 2020.

(10) Mr. Kai Hoffmann was nominated to the Board of Directors effective June 29, 2018 and resigned on July 11, 2020.

(11) Mr. Scott Eldridge was nominated to the Board of Directors effective June 29, 2018 and was appointed Chief Executive Office effective October 17, 2018.

(12) Mr. Leonard Harris retired from the Board of Directors on June 28, 2018.

(13) Mr. Catalin Kilofliski ceased to be Chief Executive Officer effective June 28, 2018.

(14) Mr. Garry Biles was paid a pro rata severance of CAD$120,000 on May 31, 2019 for 60% reduction in employment with Canagold.

(15) Mr. Troy Gill was appointed Vice-President (Exploration) effective June 15, 2020.

(16) Dr. Jacob Margolis was appointed Vice-President (Exploration) effective January 5, 2018 who left Canagold in May 2020.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
88

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of Canagold.

The following table sets forth information concerning outstanding stock options under Canagold’s Stock Option Plan as at December 31, 2020 to each director and officer of Canagold. No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2020:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2020 to December 31, 2020

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke Chairman and Director	June 29, 2020 (1)	Common shares	160,000	$0.50	June 29, 2025

Martin Burian Director	June 29, 2020 (1)	Common shares	80,000	$0.50	June 29, 2025

Deepak Malhotra Director	June 29, 2020 (1)	Common shares	80,000	$0.50	June 29, 2025

Kai Hoffmann (2) Former Director	June 29, 2020 (1)	Common shares	80,000	$0.50	June 29, 2025

Andrew Bowering (3) Director	August 19, 2020 (1)	Common shares	80,000	$0.55	August 19, 2025

Scott Eldridge Director and Chief Executive Officer	June 29, 2020 (1)	Common shares	160,000	$0.50	June 29, 2025

Garry Biles President and Chief Operating Officer	June 29, 2020 (1)	Common shares	60,000	$0.50	June 29, 2025

Troy Gill Vice-President (Exploration)	June 29, 2020 (1)	Common shares	60,000	$0.50	June 29, 2025

Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary	June 29, 2020 (1)	Common shares	60,000	$0.50	June 29, 2025

_________________

(1) These stock options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(2) Mr. Kai Hoffmann resigned as a Director on July 11, 2020.

(3) Mr. Andrew Bowering was nominated to the Board of Directors effective August 18, 2020.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
89

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Pension Plan

Canagold does not have any pension plan arrangements in place.

Report on Executive Compensation

Canagold’s executive compensation program is administered by the Compensation Committee on behalf the board of directors (the “Board”).

Compensation of Directors

Mr. Bradford J. Cooke, the former Chief Executive Officer and a Director of Canagold, previously received compensation as consideration for his duties as an operating officer of Canagold; Mr. Cooke resigned as Chief Executive Officer on January 13, 2014 and was again Chief Executive Officer (Interim) from June 29, 2018 to October 17, 2018 but remains Chairman and a Director. At a Compensation Committee meeting held in 2020, Mr. Cooke received bonuses of CAD$30,000 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions.

At Compensation Committee meetings held annually, it was resolved that fees for members of the Audit, Compensation and Nomination Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. In March 2018, the Compensation Committee approved quarterly stipends to Board members in which the Chairman shall receive CAD$2,500 per quarter and each Director shall receive CAD$1,000 per quarter, excluding a director who is an executive officer. In March 2019, the Compensation Committee re-approved Board and Committee fees for 2019. In March 2020, the Compensation Committee approved that no Board stipends and no Board Committee fees will be payable for 2020 given the negative global economic impacts from the COVID-19 pandemic. In June 2020, the Compensation Committee reinstated directors stipend at CAD$2,000 per quarter per non executive director effective July 1, 2020.

During the year ended December 31, 2020, Canagold granted the following stock options to directors:

-

560,000 stock options with an exercise price of CAD$0.50 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

-

80,000 stock options to a director with an exercise price of CAD$0.55 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
90

Executive Compensation Program

Canagold’s executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of Canagold, thereby enabling Canagold to compete for and retain executives critical to Canagold’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

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

No funds were set aside or accrued by Canagold or its subsidiaries during the year ended December 31, 2020 to provide pension, retirement or similar benefits for directors or officers of Canagold pursuant to any existing plan provided or contributed to by Canagold or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for executive employees of Canagold based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to Canagold.

Canagold’s Chief Executive Officer prepares recommendations for the Compensation Committee which are then presented to the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, Vice President (Exploration) and Chief Financial Officer, are then submitted for approval by the Board from the Compensation Committee.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
91

Bonus

The Board, based upon recommendations from the Compensation Committee, annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows Canagold effectively to recognize and reward those individuals whose efforts have assisted Canagold to attain its corporate performance objective.

The CEO prepares recommendations for the Compensation Committee which in turn makes a recommendation to the Board with respect to the bonuses to be paid to the executive officers and to senior management.

In 2020, Canagold paid bonuses of CAD$103,100 related to corporate performance for 2019 fiscal year. In 2021, Canagold paid bonuses of CAD$146,300 related to corporate performance for 2020 fiscal year. Canagold has made significant corporate advancements over the past years including substantial gains and significantly improved its financial resources and working capital.

Stock Options

A Stock Option Plan is administered by the Board. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable Canagold to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

During the year ended December 31, 2020, Canagold granted 180,000 stock options to senior officers, excluding the CEO who is also a Director, with an exercise price of CAD$0.50 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
92

Other Compensation

Mr. Bradford Cooke received a bonus of CAD$30,000 in 2020 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions for 2019.

Directors’ and Officers’ Liability Insurance

From 2018 to 2020, Canagold maintains its directors and officers liability insurance coverage of CAD$10 million with annual premiums of CAD$20,000 in 2018, CAD$19,500 in 2019 and CAD$35,000 in 2020, which included additional insurance coverage.

6.C Board Practices

Statement of Corporate Governance Practices

Canagold is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

The Board currently consists of five directors, of which three directors (Messrs. Martin Burian, Deepak Malhotra and Andrew Bowering) are currently “independent” in the context of the Policy. Mr. Bradford J. Cooke is not an independent director because he was the Chief Executive Officer of Canagold from June 29, 2018 to October 17, 2018 but remains its Chairman and a Director. Mr. Scott Eldridge is not an independent director because he has been Chief Executive Officer of Canagold since October 17, 2018.

Directors are elected at Canagold’s annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Bradford Cooke	34
Martin Burian	8
Deepak Malhotra	6
Andrew Bowering	Less than 1 year
Scott Eldridge	2

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
93

Certain directors of Canagold are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers

Bradford Cooke	Endeavour Silver Corp.
Aztec Minerals Corp.
Radius Gold Inc.

Martin Burian	Nanalysis Scientific Corp.
Elysee Development Corp.
Assure Holdings Corp.

Deepak Malhotra	Cardero Resource Corp.
Goldplay Mining Inc.
Magellan Gold

Scott Eldridge	Arctic Star Exploration Corp.
Ritual Superfoods Inc.
African Gold Group, Inc.

Andrew Bowering	Cerro Mining Corp.
Apollo Gold & Silver Corp.
American Lithium Corp.
Prime Mining Corp.
Optimum Ventures Ltd.
High Point Exploration Inc.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
94

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

Bradford J. Cooke is the Chairman of the Board of Directors of Canagold. Martin Burian, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member given that Mr. Cooke as Chairman was the Chief Executive Officer (Interim) from June 29, 2018 to October 17, 2018.

Since January 1, 2007, Canagold has held board meetings at least quarterly and at which the majority, if not all, Board members have attended, either in person or by audio or video conference call, during the time in which they were directors of Canagold.

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of Canagold. Directors are required to act and exercise their powers with reasonable prudence in the best interests of Canagold. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

•	the strategic planning process of Canagold;
•	identification and management of the principal risks associated with the business of Canagold;
•	planning for succession of management;
•	Canagold's policies regarding communications with its shareholders and others; and
•	the integrity of the internal controls and management information systems of Canagold.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of Canagold and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the Board and/or of its committees. The CEO reports directly to the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of Canagold. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with Canagold's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of Canagold. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
95

Position Descriptions

The Board of Directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of Canagold, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board and Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in Canagold’s affairs, and each situation is addressed on its merits on a case-by-case basis. Canagold has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of Canagold. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

Canagold has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to Canagold’s Annual Information Form dated March 30, 2021.

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

Compensation

Taking into account Canagold’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
96

At Canagold’s annual Compensation Committee, it was resolved that fees for Board Committees will be CAD$1,000 per quarter per Committee Chairman and CAD$500 per quarter per Committee Member, and are to be paid each quarter. In 2018 and 2019, the Compensation Committee approved stipends for Board members whereby the Chairman will receive a quarterly fee of CAD$2,500 and Directors a quarterly fee of CAD$1,000. In March 2020, the Compensation Committee, as approved by the Board, recommended the cessation of all Directors and Board Committees stipends during the COVID-19 pandemic which was reinstated in June 2020 whereby each non executive Board members will receive a stipend of CAD$2,000 per quarter.

Audit Committee

The Audit Committee is comprised of:

Chairman: Martin Burian

Members: Deepak Malhotra and Andrew Bowering

The mandate of the Audit Committee is as follows:

The Audit Committee will assist the Board of Directors (the “Board”) of Canagold in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and Canagold's process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as Canagold’s business, operations and risks.

In carrying out its oversight responsibilities, the Audit Committee will:

(a) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

(b) Review with Canagold’s management and, as necessary, its external auditors and recommend to the Board Canagold’s quarterly and annual financial statements and management discussion and analysis that is to be provided to shareholders, stakeholders and the appropriate regulatory authorities, including any financial statement contained in a prospectus, information circular, registration statement or other similar document.

(c) Review Canagold’s management annual and interim earnings press release before any public disclosure.

(d) Recommend to the Board the external auditors to be nominated for the purposes of preparing or issuing an audit report or performing other audit’s review or attest services and the compensation to be paid to the external auditors. The external auditors shall report directly to the Committee.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
97

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

(g) Be directly responsible for the oversight of the work of the external auditors, including the resolution of disagreements between management of Canagold and the external auditors.

(h) Review with Canagold’s management and external auditors Canagold’s accounting and financial reporting controls. Obtain annually in writing from the external auditors their observations, if any, on significant weaknesses in internal controls as noted in the course of the auditor’s work.

(i) Evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within Canagold and ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

(j) The Committee is to meet at least once annually, with the independent auditors, separately, without any management representatives present for the purpose of oversight of accounting and financial practices and procedures.

(k) Review with Canagold’s management and external auditors significant accounting and reporting principles, practices and procedures applied by Canagold in preparing its financial statements. Discuss with the external auditors their judgment about the quality of the accounting principles used in financial reporting.

(l) Inquire as to the independence of the external auditors and obtain from the external auditors, at least annually, a formal written statement delineating all relationships between Canagold and the external auditors and the compensation paid to the external auditors.

(m) At the completion of the annual audit, review with management and the external auditors the following:

i. The annual financial statements and related notes and financial information to be included in Canagold’s annual report to shareholders.

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

iv. Inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would cause them to issue a not standard report on Canagold’s financial statements.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
98

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

(p) Be satisfied that adequate procedures are in place for the review of Canagold’s disclosure of financial information extracted or derived from Canagold’s financial statements, and periodically assess the adequacy of those procedures.

(q) Review and approve Canagold’s hiring of partners, employees and former partners and employees of the present and past auditors.

(r) Review with management and the external auditors the methods used to establish and monitor Canagold’s policies with respect to unethical or illegal activities by Canagold employees that may have a material impact in the financial statements.

(s) The Committee will conduct an appropriate review of all proposed related party transactions to identify potential conflict of interest and disclosure situations. The Committee shall submit the related party transaction to the Board of Directors for approval by a majority of independent directors, excluding any director who is the subject of a related transaction, and implementation of appropriate action to protect Canagold from potential conflicts of interest.

(t) The Committee will, if required, prepare a report for the inclusion on Canagold’s proxy statement for its annual meeting of stockholders describing the Committee’s structure, its members and their experience and education. The report will address all issues then required by the rules of the regulatory authorities.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
99

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination in 2011 and Investment in 2017 and Technical in 2018 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Martin Burian (Chairman) Andrew Bowering

The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.

Compensation	Deepak Malhotra (Chairman) Andrew Bowering

The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to Canagold’s strategy, policies and programs on the compensation and development of senior management and directors.

Technical	Bradford Cooke Deepak Malhotra

The Technical Committee is to provide technical expertise and advice to the Board of Directors with respect to strategies, opportunities, challenges, proposals, programs and budgets for mineral property acquisition, exploration, development and disposition.

Investment	Martin Burian (Chairman) Bradford Cooke

The Investment Committee shall oversee and instruct the management with respect to the strategic investment of up to CAD$1,000,000 of Canagold’s funds (the “Funds”) to purchase the securities of other entities for investment purposes.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
100

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
101

6.D Employees

Canagold’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 23, 2021, Canagold had a staff of four full time and two part time employees based in Vancouver, BC, Canada.

6.E Share Ownership

As at April 24, 2021, the share ownership and number of stock options of the directors and officers of Canagold are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke Chairman and Director	5,259,916	7.47%	120,000	$0.40	July 7, 2021
			150,000	$0.40	July 7, 2021
			100,000	$0.50	June 2, 2022
			120,000	$0.40	June 29, 2023
			60,000	$0.40	March 21, 2024
			100,000	$0.30	June 27, 2024
			160,000	$0.50	June 29, 2025

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
102

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Martin Burian Director	100,000	0.14%	60,000	$0.40	July 7, 2021
			60,000	$0.50	June 2, 2022
			80,000	$0.40	June 29, 2023
			60,000	$0.30	June 27, 2024
			80,000	$0.50	June 29, 2025
Deepak Malhotra Director	143,333	0.20%	60,000	$0.40	July 7, 2021
			60,000	$0.50	June 2, 2022
			80,000	$0.40	June 29, 2023
			60,000	$0.30	June 27, 2024
			80,000	$0.50	June 29, 2025

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
103

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Andrew Bowering Director	700,000	0.99%	80,000	$0.55	August 19, 2025
Scott Eldridge Chief Executive Officer and Director	616,500	0.88%	80,000	$0.40	June 29, 2023
			100,000	$0.25	November 12, 2023
			100,000	$0.30	November 12, 2023
			100,000	$0.30	June 27, 2024
			160,000	$0.50	June 29, 2025
Garry Biles President and Chief Operating Officer	275,552	0.39%	120,000	$0.50	June 2, 2022
			100,000	$0.40	June 29, 2023
			40,000	$0.30	June 27, 2024
			60,000	$0.50	June 29, 2025

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
104

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Troy Gill Vice-President (Exploration)	Nil	Nil%	60,000	$0.50	June 29, 2025
Philip Yee Chief Financial Officer and Vice-President (Finance) and Secretary	47,800	0.07%	60,000	$0.40	60,000
			60,000	$0.40	60,000
			70,000	$0.50	70,000
			60,000	$0.40	60,000
			40,000	$0.30	40,000

(1) As at April 24, 2021, Canagold had 70,386,123 common shares issued and outstanding.

(2) Common shares.

As at April 24, 2021, 7,143,101 common shares of Canagold were beneficially owned, directly or indirectly, by the directors and executives, as a group, representing 10.15% of Canagold’s issued and outstanding voting securities (70,386,123 common shares).

In February 2017, Canagold received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were returned to treasury and cancelled. During the term of the normal course issuer bid, Canagold purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

In June 2018, Canagold again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canagold representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were cancelled. During the term of the normal course issuer bid, Canagold purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
105

All of Canagold’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of Canagold and its subsidiaries as at April 24, 2021 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 23, 2021 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

510,000	$0.40	July 7, 2016	July 7, 2021
410,000	$0.50	June 2, 2017	June 2, 2022
520,000	$0.40	June 29, 2018	June 29, 2023
200,000	$0.30	November 12, 2018	November 12, 2023
140,000	$0.35	February 22, 2019	February 22, 2024
30,000	$0.40	March 21, 2019	March 21, 2024
400,000	$0.30	June 27, 2019	June 27, 2024
680,000	$0.50	June 29, 2020	June 29, 2025
80,000	$0.55	August 19, 2020	August 19, 2025
2,970,000	TOTAL

Of the 2,970,000 outstanding stock options, only 2,510,000 stock options are exercisable as at April 23, 2021.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
106

Warrant Summary Chart

Warrants which are outstanding as of April 23, 2021 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Issued	Expiry Dates

301,624	$0.30	July 23, 2019	July 23, 2021
4,000,000	$0.65	October 7, 2020	October 7, 2022
6,500,000	$0.65	November 12, 2020	November 12, 2022
385,200	$0.65	November 12, 2020	November 12, 2022

11,186,824	TOTAL

Stock Option/Share Incentive Plan

Canagold’s directors and shareholders have approved a Share Incentive Plan (the “Plan”). The Plan was initially approved by the TSX in 1996. The principal purposes of the Plan are to promote a proprietary interest in Canagold among its directors, officers and employees; to retain, attract and motivate the qualified managers of Canagold; to provide a long‑term incentive element in overall compensation; and to promote the long‑term profitability of Canagold.

Incentives to participate under the Plan may be provided by the granting of share options or share appreciation rights (SARs). The share appreciation right entitles the participant in the Plan to elect, subject to approval by the Board of Directors, in lieu of exercising an outstanding share option, to receive the number of common shares of Canagold equivalent in value to the difference between the option exercise price and the net existing market price of Canagold’s common shares multiplied by the number of common shares over which he could otherwise exercise his stock option.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
107

Under the Plan, the Board of Directors of Canagold or its Executive Committee may from time to time grant to directors, officers, consultants and full and part time employees of Canagold and its associated, affiliated, controlled and subsidiary companies, as the Board or its Executive Committee shall designate, the stock option to purchase from Canagold such number of its common shares as the Board or its Executive Committee may designate. Canagold’s Plan allows it to grant stock options to its employees, directors and consultants to acquire up to 8,852,339 common shares which was increased from 3,777,686 common shares at Canagold’s Annual and Special Meeting held on June 2, 2017. The total number of common shares to be optioned to any one optionee shall not exceed 5% of the issued common shares of Canagold at the time of grant. The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such sale, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Pursuant to the Plan, stock options shall be granted pursuant to a stock option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)	all stock options granted shall be non‑assignable;

(b)	a stock option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c)	no financial assistance will be provided with respect to the exercise of stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

To the best of Canagold’s knowledge, Canagold is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. There are no arrangements, known to Canagold, the operation of which may at a subsequent date result in a change in its control.

As at March 31, 2021, there are no persons or groups known to Canagold to beneficially own 5% or more of Canagold’s issued and outstanding common shares, except from Mr. Bradford Cooke, Chairman and a Director of Canagold, and 2176423 Ontario Ltd., a corporate entity controlled by Mr. Eric Sprott.

Mr. Bradford Cooke is the original founder of Canagold since its incorporation in January 1987. Since then, Mr. Cooke remains a Director and Chairman of Canagold and has been CEO for Canagold in the past. Mr. Cooke does not have any material interest, direct or indirect, in any transactions which materially affected or would materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge, except as disclosed in this Form 20-F.

As at April 23, 2021, 2176423 Ontario Ltd. owned 7,140,371 common shares of Canagold representing a 10.14% interest in Canagold. 2176423 Ontario Ltd. does not exert control over Canagold nor over its Board of Directors nor has any nominees appointed to its Board of Directors, is not actively involved in the operations of Canagold, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge, except as disclosed in this Form 20-F.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
108

In February 2017, Canagold received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold’s discretion. Purchases under the bid did not exceed 86,128 common shares per day. Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were returned to treasury and cancelled. During the term of the normal course issuer bid, Canagold purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share; these shares have been returned to treasury and accordingly cancelled.

In June 2018, Canagold again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canagold representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were cancelled. During the term of the normal course issuer bid, Canagold purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share; these shares have been returned to treasury and accordingly cancelled.

All shares of Canagold, including all those held by any major shareholders, are common shares with similar voting rights. As of March 31, 2021 there were 70,849,486 common shares of Canagold which were issued and outstanding. Based on the records of Canagold’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 232 registered holders of Canagold’s common shares resident in the United States (68.44% of all registered holders) holding 12,561,613 common shares. This number represents approximately 17.73% of the total issued and outstanding common shares of Canagold at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of Canagold’s knowledge, Canagold is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 23, 2021, there is no arrangement known to Canagold which may at a subsequent date result in a change of control of Canagold.

7.B Related Party Transactions

For the fiscal year ended December 31, 2020, Canagold had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
109

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2020, 2019 and 2018 include:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2020	2019	2018	2020	2019
Key management compensation:
Executive salaries and remuneration (1)	$562	$455	$490	$118	$-
Severance	-	90	184	-	-
Directors fees	33	20	27	-	(2)
Share-based payments	148	101	118	-	-
	$743	$666	$819	$118	$(2)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	$5	$4	$2	$1	$1

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2) The companies include Endeavour, AzMin and AzMet.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Canagold shares common office facilities, employee and administrative support, and office sundry amongst company(ies) with certain common director(s), and such allocations to Canagold are on a full cost recovery basis. Any balances due from (to) related parties are payable on demand.

Items 4.A, 5.B, 6.E and 7.A provide further details of Canagold’s normal course issuer bid.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
110

In each case the transactions described below were, in Canagold’s view, completed on terms no less favourable to Canagold than if they had been entered into with unaffiliated parties.

Compensation to Directors and Senior Officers and Options to Purchase Securities

Item 6 provides further details of compensation paid to, and options granted to and held by, directors and senior officers of Canagold.

Indebtedness of Directors and Senior Officers

At any time during Canagold’s last completed financial year, no director, executive officer or senior officer of Canagold, proposed management nominee for election as a director of Canagold or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to Canagold or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Canagold or any of its subsidiaries, other than routine indebtedness and other than as disclosed in Canagold’s audited financial statements and in the Form 20-F.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in Canagold’s audited financial statements and other than transactions carried out in the ordinary course of business of Canagold or any of its subsidiaries, none of the directors or senior officers of Canagold, a proposed management nominee for election as a director of Canagold, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of Canagold nor an associate or affiliate of any of the foregoing persons had since January 1, 2020 (being the commencement of Canagold’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge.

Canagold’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which Canagold may participate, the directors of Canagold may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Also, certain directors and officers of Canagold are directors, officers and / or employees of AzMet, AzMin, and Endeavour. The interests of these companies may differ from time to time. Item 6.C provide further details.

7.C Interests of Experts and Counsel

Not applicable.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
111

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Canagold’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a) Consolidated Statements of Financial Position as of December 31, 2020 and 2019;

(b) Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2020, 2019 and 2018;

(c) Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2020, 2019 and 2018;

(d) Consolidated Statements of Cash Flows for each of the years ended December 31, 2020, 2019 and 2018; and

(e) Notes to the consolidated financial statements.

Canagold is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on Canagold’s financial position or profitability, including governmental proceedings pending or known to be contemplated other than as disclosed in Canagold’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

Dividend Policy

During its last three completed financial years, Canagold has not declared or paid any cash dividends on its common shares and does not currently intend to pay cash dividends. Management intends for earnings, if any, to be retained to finance further growth and activities relating to the business of Canagold.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
112

The Directors of Canagold may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. Canagold may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of Canagold or any other corporation or in any one or more such ways as may be authorized by Canagold or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of Canagold may be properly applied, and pending such application may, at the like discretion, either be employed in the business of Canagold or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

No dividend shall bear interest against Canagold. Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

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

Notwithstanding anything contained in Canagold’s Articles of Incorporation, the Directors may from time to time capitalize any undistributed surplus on hand of Canagold and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of Canagold as a dividend representing such undistributed surplus on hand or any part thereof.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
113

Legal Proceedings

Canagold is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on Canagold’s financial position or profitability other than as disclosed in Canagold’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

8.B Significant Changes

There has been no significant change in the financial condition of Canagold since December 31, 2020 other than as disclosed in this Form 20-F and in Canagold’s continuous disclosure documents.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

Canagold’s common shares are traded on the TSX in Canada under the symbol “CCM”.

In the United States, Canagold’s common shares are quoted for trading on the Over-the-Counter Bulletin Board through March 19, 2015 and since that date on the OTCQB Marketplace under the symbol “CRCUF”.

In relation to the OTCBB and OTCQB, any quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

9.B Plan of Distribution

Not applicable.

9.C Markets

Since November 2, 1994, Canagold’s common shares have traded on the TSX. From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, Canagold’s common shares traded on the Vancouver Stock Exchange (“VSE”) (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the TSX acquired the Canadian Venture Exchange to form the TSX Venture Exchange). In February 1997, Canagold was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange. On August 3, 1998, Canagold was listed on the Frankfurt Exchange. Management of Canagold is not aware of any trading market for Canagold’s common shares in the United States apart from the United States OTC Bulletin Board, on which Canagold is quoted under the symbol CRCUF; on March 19, 2015, Canagold’s common shares continued to be quoted on the OTCQB Marketplace.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
114

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

ITEM 10. ADDITIONAL INFORMATION

10.A Share Capital

Not applicable.

10.B Notice of Articles and Articles of Association

Canagold’s Notice of Articles and articles of association, and related matters, are summarized below.

1. Canagold was incorporated under the laws of British Columbia on January 22, 1987 under the name, “Canagold Resource Corp.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. At Canagold’s annual and extraordinary general meeting held in May 2005, the shareholders approved the Notice of Articles be altered to remove the application of the “Pre-Existing Company Provisions” as set forth in Table 3 of the Business Corporations Regulations under the B.C. Business Corporations Act, S.B.C. 2002 (the “BCBCA”) and the replacement of the Articles with a new set of Articles which comply with the BCBCA. Canagold no longer has a Memorandum, which has been replaced by, in part, its Notice of Articles.

Canagold’s Memorandum and Articles do not provide for any specific objects or purposes.

2. Set forth below is a summary of provisions contained in Canagold’s Articles with respect to:

(a) Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

A director who holds a disclosable interest in a contract or transaction into which Canagold has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
115

(b) Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

See (a), above. A director does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of Canagold or of an affiliate of Canagold.

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Canagold, if authorized by the directors, may:

(i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of Canagold or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Canagold.

(d) Retirement or non-retirement of directors under an age limit requirement:

The directors are not required to retire upon reaching a specific age.

(e) Number of shares, if any, required for director’s qualification:

A director is not required to hold any shares of Canagold.

3. All common shares of Canagold rank equally as to dividends, voting powers and participation in assets (in the event of liquidation) and in all other respects. Dividend entitlement is set by way of the shareholders status as a shareholder on the chosen record date and does not lapse over time. Each share carries one vote per share at meetings of the shareholders of Canagold. Directors do not stand for re-election on staggered terms at present. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre‑emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

4. The rights of holders of common shares may not be modified other than by vote of 2/3 of the common shares voting on such modification. The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. Due to the quorum requirements, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of Canagold. Notwithstanding the foregoing, at the annual general meeting of shareholders of Canagold held on June 2, 2017, the shareholders of Canagold approved an amendment to Canagold’s articles to allow the directors of Canagold to approve, subject to the BCBCA, by directors’ resolution the alteration in certain respects of the authorized share capital of Canagold. Pursuant to the amended articles, among other things, the directors of Canagold may approve by directors’ resolution the creation of new classes of shares, and the subdivision or consolidation of outstanding classes of shares.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
116

5. The directors of Canagold call all annual general meetings and extraordinary general meetings. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for Canagold, the auditor of Canagold and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

6. There are no limitations on the rights to own securities.

7. There are no provisions in Canagold’s Articles that would have an effect on delaying, deferring or preventing a change of control other than that Canagold may remove any director before the expiration of his or her term of office only by way of special resolution.

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

15. The BCBCA provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares may submit proposals to Canagold three months prior to the anniversary of the last annual general meeting of shareholders of Canagold.

16. Under the BCBCA, dividends may be declared out of profits, capital or otherwise. As well, the BCBCA does not automatically make directors liable to Canagold for the declaration of dividends while Canagold is insolvent.

17. The BCBCA does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
117

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

25. General Meetings of shareholders of Canagold are required to be held each calendar year and not more than 15 months after the holding of the last preceding annual general meeting.

26. Any offer by Canagold to purchase or redeem its own shares, need not be made pro-rata to all the shareholders.

27. Changes to Canagold’s capital structure may be effected by ordinary resolution or a directors’ resolution, subject to the BCBCA.

(a) The following changes may be made by ordinary resolution or directors’ resolution, as determined by the board of directors:

•	creating or cancelling one or more classes or series of shares;

•	changing the maximum number of shares that Canagold is authorized to issue;

•	consolidating or subdividing all or any of Canagold’s issued or unissued shares;

•	altering the share capital and authorized capital structure, where permitted by the BCBCA; and

(b) The creation or removal of special rights and restrictions attaching to any class or series of shares may only be approved by special or ordinary resolution.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
118

28. Canagold’s name may be changed by ordinary resolution or resolution of the directors.

29. The removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

30. The remuneration of the auditor of Canagold may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

31. A director of Canagold may be removed as a director of Canagold before the expiration of the director’s term of office pursuant to an ordinary resolution of the shareholders.

For further information, refer to the full text of the Notice of Articles and Articles of Canagold, which are available online at www.sedar.com as part of Canagold’s publicly available filings under the heading “Other”, as filed on November 10, 2005.

10.C Material Contracts

The following executive employment agreements are in effect:

-

An Employment Agreement between Canagold and Mr. Scott Eldridge was signed on October 15, 2018, in respect of Mr. Eldridge’s capacity as Chief Executive Officer for Canagold. The employment agreement provides that Mr. Eldridge’s base remuneration is CAD$160,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold.

-

An Executive Employment Agreement between Canagold and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011, January 1, 2012, June 26, 2014 and May 31, 2019, in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canagold. The employment agreement provides that Mr. Biles’ base remuneration is CAD$80,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold.

-

An Executive Employment Agreement between Canagold and Mr. Philip Yee was signed on June 26, 2014, as amended on February 9, 2017, in respect of Mr. Yee’s capacity as Chief Financial Officer for Canagold. The employment agreement provides that Mr. Yee’s base remuneration is CAD$193,500 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold. As amended on February 9, 2017, Mr. Yee’s base remuneration will be shared equally with AzMin.

-

An Employment Agreement between Canagold and Mr. Troy Gill was signed on June 12, 2020, in respect of Mr. Gill’s capacity as Vice President of Exploration for Canagold. The employment agreement provides that Mr. Gill’s base remuneration is CAD$132,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
119

For the two years immediately preceding April 23, 2021, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which Canagold or any member of the group was a party, and other than as disclosed in this Form 20-F and in its continuous disclosure filings. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

10.D Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non‑resident holders of Canagold’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of Canagold) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of Canagold on the right of foreigners to hold or vote the common shares of Canagold.

Management of Canagold considers that the following general summary is materially complete and fairly describes those provisions of the Investment Canada Act pertinent to an investment by an American investor in Canagold.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a "Canadian" as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Canagold was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of Canagold and the value of the assets of Canagold, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Canagold. An investment in the common shares by a WTO Investor, or by a non-Canadian when Canagold was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of Canagold and the value of the assets of Canagold, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of Canagold for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Canagold unless it could be established that, on the acquisition, Canagold was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of Canagold in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of Canagold by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Canagold, through the ownership of the common shares, remained unchanged.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
120

10.E Taxation

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE INCOME AND OTHER TAX CONSEQUENCES ARISING IN THEIR PARTICULAR CIRCUMSTANCES. THE FOLLOWING IS A SUMMARY ONLY AND OF A GENERAL NATURE AND IS NOT INTENDED, NOR SHOULD IT BE CONSTRUED, TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR SHAREHOLDER.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Canagold’s Common Shares.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
121

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Canagold’s Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
122

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
123

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
124

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
125

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
126

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
127

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
128

The following information is general, and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state, or local taxes.

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Canagold for a shareholder of Canagold who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Canagold as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Canagold is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Canagold had increased by reason of the payment of such dividend. Canagold will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on Canagold’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, subject to certain restrictions, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of Canagold is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of the capital gains net of losses are included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
129

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property”. Shares of common stock of Canagold will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Canagold belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
130

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report on Form 20-F has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite #810 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Canagold is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

10.I Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canagold’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canagold’s audited consolidated financial statements for the year ended December 31, 2020 and the notes thereto.

Item 3.D provides information concerning risk factors.

Management of Capital

Canagold is an exploration stage company and this involves a high degree of risk. Canagold has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. Canagold’s primary source of funds comes from the issuance of share capital and proceeds from notes payable. Canagold is not subject to any externally imposed capital requirements.

Canagold defines its capital as debt and share capital. Capital requirements are driven by Canagold’s exploration activities on its mineral property interests. To effectively manage Canagold’s capital requirements, Canagold has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. Canagold monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
131

Canagold has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet Canagold’s short-term obligations while maximizing liquidity and returns of unused capital.

Although Canagold has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. Canagold will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in Canagold’s approach to capital management during the year ended December 31, 2020.

Management of Financial Risk

Canagold is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

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

The fair values of Canagold’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

(a) Credit risk:

Credit risk is the risk of potential loss to Canagold if the counterparty to a financial instrument fails to meet its contractual obligations.

Canagold's credit risk is primarily attributable to its liquid financial assets including cash. Canagold limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b) Liquidity risk:

Liquidity risk is the risk that Canagold will not be able to meet its financial obligations as they become due.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
132

Canagold ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account Canagold's holdings of cash and its ability to raise equity financings. As at December 31, 2020, Canagold had a working capital of $7.3 million (2019 – $1.9 million). Canagold has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2021.

The following schedule provides the contractual obligations related to the deferred royalty payments and lease liability payments as at December 31, 2020 and 2019:

		Payments due by Period					Payments due by Period
		(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$76	$48	$28	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total, December 31, 2020	$76	$48	$28	$-	$-	$285	$35	$105	$105	$40

Basic office lease	$123	$47	$76	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	320	35	105	105	75

Total, December 31, 2019	$123	$47	$76	$-	$-	$320	$35	$105	$105	$75

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c) Market risk:

The significant market risk exposures to which Canagold is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of Canagold’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect Canagold’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
133

Canagold is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	2020	2019

Cash	$5,622	$1,878
Marketable securities	1,323	104
Receivables	87	28
Accounts payable and accrued liabilities	(308)	(118)
Lease liability	(51)	(75)

Net financial assets (liabilities), December 31	$6,673	$1,817

Based upon the above net exposure as at December 31, 2020 and assuming all other variables remain constant, a 15% (2019 - 5%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $1.0 million (2019 - $91,000) in the cumulative translation adjustment in Canagold’s shareholders’ equity.

Canagold has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii) Interest rate risk:

In respect of financial assets, Canagold's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to Canagold as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

Canagold’s other price risk includes equity price risk, whereby investment in marketable securities is held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for Canagold’s investments in the shares of certain strategic investments.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
134

As certain of Canagold’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, Canagold considers its financial performance and cash flows could be materially affected by such changes in the future value of Canagold’s marketable securities. Based upon the net exposure as at December 31, 2020 and assuming all other variables remain constant, a net increase or decrease of 80% (2019 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $1.1 million (2019 - $83,000).

In June 2018, Canagold adopted a normal course issuer bid whereby Canagold may acquire up to 2.18 million common shares of Canagold, and shall pay the prevailing market price at the time of purchase, and which terminated on June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. – C.

Not Applicable.

D. American Depository Receipts

Canagold’s common shares are not represented by American Depository Receipts

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
135

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of Canagold’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of Canagold’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, Canagold’s disclosure controls and procedures were adequately designed and effective to give reasonable assurance that: (i) information required to be disclosed by Canagold in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms; and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to Canagold’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
136

B. Management’s Report on Internal Control over Financial Reporting

Canagold’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Canagold have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Canagold’s controls include policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Canagold;

-	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Canagold’s assets that could have a material effect on the annual financial statements or interim financial statements; and

-	statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
137

Management conducted an evaluation of the design and operation of Canagold’s internal control over financial reporting as of December 31, 2020 based on the criteria in a framework developed by Canagold’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including Canagold’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2020, Canagold’s internal control over financial reporting was effective.

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

D. Changes in Internal Controls over Financial Reporting

There were no changes in Canagold’s internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect Canagold’s internal control over financial reporting.

ITEM 16. [RESERVED]

16A. Audit Committee Financial Expert

Canagold’s Board of Directors has determined that Mr. Martin Burian qualifies as an audit committee financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American Company Guide).

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
138

16B. Code of Ethics

Canagold has adopted a formal written code of ethics as posted on its website at https://www.canagoldresources.com/_resources/governance/Code-of-Ethics.pdf?v=0.752.

Directors, including the director/employee of Canagold, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of Canagold. Also, Canagold’s legal counsel is available to the management of Canagold to provide a high standard of due care in the activities of Canagold and to provide guidance when needed.

Canagold expects all directors, officers and employees to abide by the following code of ethics which have been communicated to them:

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

During the fiscal year ended December 31, 2020, Canagold did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
139

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of Canagold:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2020 Fiscal Year (CAD$)	2019 Fiscal Year (CAD$)

(a) Audit Fees	$38,000	$35,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	$2,000	$3,500

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2021, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2021 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2021, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant's engagement to audit Canagold's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
140

16.E Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

16.F Change in Company’s Certifying Accountant

None.

16.G Corporate Governance

Not applicable.

16.H Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2020, Canagold had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
141

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Canagold have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1	Report of Independent Registered Public Accounting Firm dated March 30, 2021	110-111
1.2

Consolidated statements of financial position as at December 31, 2020 and 2019 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2020, 2019 and 2018.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
142

SIGNATURE

Canagold hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 29, 2021.

CANAGOLD RESOURCES LTD.

Per:

/s/ Scott Eldridge
Scott Eldridge, Chief Executive Officer

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
143

Consolidated Financial Statements of

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.

(expressed in United States dollars)

Years ended December 31, 2020 and 2019

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
144

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANAGOLD RESOURCES LTD. (formerly Canarc Resource Corp.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (formerly Canarc Resource Corp.) (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has an accumulated deficit of $49.26 million as at December 31, 2020. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
145

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Mineral Property Interests

As discussed in Note 8 to the consolidated financial statements, the mineral property interest balance as at December 31, 2020 was $15.82 million, consisting of capitalized acquisition costs and deferred exploration costs on the Company’s properties in Canada and the United States of America. An impairment loss is recognized if the carrying amount of an asset or its cash generating unit (“CGU”) exceeds its estimated recoverable amount. During the year ended December 31, 2020, management assessed the Company’s mineral property interests for indicators of impairment and determined that the Hard Cash and Nigel properties, both located in Canada, had indicators of impairment. Based on a recoverable value assessment, the Company recorded a write-off of the Hard Cash and Nigel properties of $0.88 million during the year ended December 31, 2020.

We identified the assessment of the recoverability of mineral property interests as a critical audit matter. There is a high degree of judgment required to determine whether indicators of impairment exist on the Company’s mineral property interests. Judgment is also required to determine the recoverable value of mineral property interests where indicators of impairment exist.

The following are the primary procedures we performed to address this critical audit matter. We Understood management’s assessment of indicators of impairment for each CGU, as outlined in Note 2(e). We tested the effectiveness of key controls associated with mineral property interests. We assessed the Company’s right to perform exploration activities on its mineral property interests. We evaluated the Company’s ability and intention of exploration activity on its mineral property interests. We assessed the completeness of internal and external factors that may be considered indicators of impairment and compared them to Management’s assessment of indicators of impairment. When impairment indicators existed, a recoverable value assessment was performed by management that we reviewed for reasonableness.

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada

March 30, 2021

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
146

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2020	2019

ASSETS

CURRENT ASSETS
Cash		$6,117	$1,923
Marketable securities	7	1,323	104
Receivables and prepaids	13	297	76
Total Current Assets		7,737	2,103

NON-CURRENT ASSETS
Mineral property interests	8	15,820	16,083
Equipment	9	83	128
Total Non-Current Assets		15,903	16,211
Total Assets		$23,640	$18,314

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	$324	$151
Flow through premium liability	10(a)	-	9
Deferred royalty liability, current	10(b)	35	35
Lease liability, current	10(c)	31	36
Total Current Liabilities		390	231

LONG TERM LIABILITIES
Deferred royalty liability, long term	10(b)	116	123
Lease liability, long term	10(c)	20	39
Total Long Term Liabilities		136	162
Total Liabilities		526	393

SHAREHOLDERS' EQUITY
Share capital	11(b)	73,595	67,287
Reserve for share-based payments		821	709
Accumulated other comprehensive loss		(2,044)	(2,497)
Deficit		(49,258)	(47,578)
Total Shareholders' Equity		23,114	17,921
Total Liabilities and Shareholders' Equity		$23,640	$18,314

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
147

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Consolidated Statements of Comprehensive (Loss) Income

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2020	2019	2018

Expenses:
Amortization	9	$48	$48	$24
Corporate development	12 and 13	63	31	49
Employee and director remuneration	13	559	462	590
General and administrative	12 and 13	228	175	223
Shareholder relations		514	116	52
Share-based payments	11(c) and 13	170	120	118

Loss before the undernoted		(1,582)	(952)	(1,056)

Interest and other income		11	35	44
Change in fair value of marketable securities	7	760	(131)	(140)
Flow through financing costs	10(a)	(8)	-	(4)
Interest and finance charges	10(c) and (d)	(39)	(44)	(30)
Foreign exchange gain (loss)		17	41	(156)
Recovery of promissory note receivable	6	-	-	152
(Write-off) recovery of mineral property interest	8(a)(iii), b(iii) and b(iv)	(876)	5	12
Write off of equipment	9	-	-	(1)

Net loss before income tax		(1,717)	(1,046)	(1,179)

Income tax recovery	10(a)	9	3	54

Net loss for the year		(1,708)	(1,043)	(1,125)

Other comprehensive income (loss):
Foreign currency translation adjustment		453	756	(1,258)

Comprehensive loss for the year		$(1,255)	$(287)	$(2,383)

Basic and diluted loss per share		$(0.03)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding		52,298,078	45,775,307	43,692,071

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
148

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2017	43,755,765	$66,328	$1,101	$(1,995)	$(46,054)	$19,380
Common share buy-back under normal course issuer bid (Note 11(b))	(104,800)	(21)	-	-	-	(21)
Property acquisition (Note 11(b)(iii))	20,000	4	-	-	-	4
Share issue expenses	-	(6)	-	-	-	(6)
Share-based payments	-	-	118	-	-	118
Cancellation and expiration of stock options	-	-	(407)	-	407	-
Expiration of finders fee warrants	-	-	(70)	-	70	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	(8)	(1,258)	-	(1,266)
Net loss for the year	-	-	-	-	(1,125)	(1,125)
Balance, December 31, 2018	43,670,965	66,305	734	(3,253)	(46,702)	17,084
Impact of adopting IFRS 16	-	-	-	-	(10)	(10)
Balance, January 1, 2019	43,670,965	66,305	734	(3,253)	(46,712)	17,074
Private placement, net of share issue costs	4,745,971	1,084	-	-	-	1,084
Property acquisition (Note 11(b)(ii))	115,000	23	-	-	-	23
Share issue expenses	-	(93)	-	-	-	(93)
Finders fee warrants	-	(32)	32	-	-	-
Share-based payments	-	-	120	-	-	120
Cancellation and expiration of stock options	-	-	(155)	-	155	-
Expiration of finders fee warrants	-	-	(22)	-	22	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	756	-	756
Net loss for the year	-	-	-	-	(1,043)	(1,043)
Balance, December 31, 2019	48,531,936	$67,287	$709	$(2,497)	$(47,578)	$17,921
Private placement	21,000,000	6,373	-	-	-	6,373
Exercise of stock options	576,000	236	(98)	-	-	138
Exercise of share appreciation rights	143,303	59	(49)	-	(10)	-
Share issue expenses	-	(233)	-	-	-	(233)
Finders fee warrants	-	(127)	127	-	-	-
Share-based payments	-	-	170	-	-	170
Cancellation and expiration of stock options	-	-	(38)	-	38	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	453	-	453
Net loss for the year	-	-	-	-	(1,708)	(1,708)
Balance, December 31, 2020	70,251,239	$73,595	$821	$(2,044)	$(49,258)	$23,114

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
149

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2020	2019	2018

Cash provided from (used by):

Operations:
Net loss for the year		$(1,708)	$(1,043)	$(1,125)
Items not involving cash:
Accrued interest		24	44	30
Amortization		48	48	24
Change in fair value of marketable securities		(760)	131	140
Flow through financing costs		-	-	4
Income tax recovery		(9)	(3)	(54)
Recovery of promissory notes receivable		-	-	(152)
Share-based payments		170	120	118
Write-off of mineral property interests		876	(5)	-
Write-off of equipment		-	-	1
		(1,359)	(708)	(1,014)
Changes in non-cash working capital items:
Receivables and prepaids		(221)	11	5
Accounts payable and accrued liabilities		173	(116)	88
Net cash used by operating activities		(1,407)	(813)	(921)

Financing:
Issuance of common shares, net of share issuance costs		6,140	1,008	-
Exercise of stock options		138	-	-
Lease payments		(35)	(36)	-
Share buyback under normal course issuer bid		-	-	(27)
Net cash provided from (used by) financing activities		6,243	972	(27)

Investing:
Mineral property interests, net of recoveries		(793)	(1,153)	(829)
Deferred royalty payment	10(b)	-	(35)	(35)
Acquisition of marketable securities	7	-	-	(289)
Proceeds from disposition of marketable securities	7	296	518	154
Proceeds from promissory note receivable	6	-	59	94
Expenditures for equipment	9	(4)	(8)	(6)
Net cash used by investing activities		(501)	(619)	(911)

Unrealized foreign exchange gain (loss) on cash		(141)	54	(116)

Increase (decrease) in cash		4,194	(406)	(1,975)
Cash, beginning of year		1,923	2,329	4,304

Cash, end of year		$6,117	$1,923	$2,329

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
150

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2020	2019	2018

Non-cash financing and investing activities:

Initial recognition from change in accounting policy for lease:
Right of use asset		$-	$112	$-
Amortization of leased asset		-	34	-
Lease liability		-	90	-

Fair value of marketable securities received from option on mineral property interests		691	-	-

Fair value of common shares issued for:
Mineral property interests	11(a)(ii)and(iii)	-	23	4

Fair value allocated to common shares issued on exercise of:
Stock options		98	-	-
Share appreciation rights	11(b)(I)	49	-	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	11(b)(i)and(ii)	127	32	-

Expiration of:
Stock options		38	155	407
Finders fee warrants		-	22	70

Share issuance costs included in Accounts Payable		-	5	-

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		26	17	-

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
151

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canagold Resources Ltd. (formerly, Canarc Resource Corp.) (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

Effective December 8, 2020, the Company changed its name from Canarc Resource Corp. to Canagold Resources Ltd. and consolidated its share capital on the basis of five pre consolidation common shares for one post share consolidation share. All share references presented in these consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

The Company has no operating revenues, has incurred a significant net loss of $1.7 million in 2020 (2019 - $1.0 million and 2018 - $1.1 million) and has a deficit of $49.3 million as at December 31, 2020 (2019 – $47.6 million and 2018 - $46.7 million). In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 30, 2021.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
152

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
153

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company applies judgement in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

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

The Company applies judgement in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgement is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

(f)	New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The impact is not expected to have a material impact on these consolidated financial statements.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
154

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(i)	Reference to the Conceptual Framework (Amendments to IFRS 3):

IFRS 3 Business Combinations has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in May 2020. The amendments update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for a business combination.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted if an entity also applies Amendments to References to the Conceptual Framework in IFRS Standards, issued in March 2018, at the same time or earlier.

(ii)	Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16):

IAS 16 Property, Plant and Equipment has been revised to incorporate amendments issued by the IASB in May 2020. The amendments prohibit an entity from deducting from the cost of property, plant and equipment the proceeds from selling items produced before the asset is available for use. Instead, an entity will recognize such sales proceeds and related cost in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(iii)	Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37):

IAS 37 Provisions, Contingent Liabilities and Contingent Assets has been revised to incorporate amendments issued by the IASB in May 2020. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
155

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

The main features of IFRIC 23 are as follows:

•	An entity considers an uncertain tax treatment separately or together with other uncertain tax treatments depending on which approach better predicts the resolution of the uncertainty.

•

Taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates are determined based on whether it is probable that a taxation authority will accept an uncertain tax treatment.

•	An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The new standard is effective for annual periods beginning on or after January 1, 2021.

(iii)

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011))

The amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

•	requires full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in Business Combinations).

•

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
156

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(iv)	Annual Improvements to IFRS Standards 2018-2020:

The following standards have been revised to incorporate amendments issued by the IASB in May 2020:

-

IFRS 1 First-time Adoption of International Financial Reporting Standards – The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

-

IFRS 9 Financial Instruments – The amendment clarifies the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

-

IAS 41 Agriculture – The amendment removes a requirement to exclude cash flows from taxation when measuring fair value thereby aligning the fair value measurement requirements in IAS 41 with those in other IFRS Standards.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(v)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1):

IAS 1 Presentation of Financial Statements has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in January 2020.

The amendments clarify the criterion for classifying a liability as non-current relating to the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(vi)	IFRS 17 Insurance Contracts:

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of insurance contracts. The new standard applies to insurance contracts an entity issues and reinsurance contracts it holds.

The main features of the new standard are as follows:

•	An entity divides insurance contracts into groups that it will recognize and measure.

•	Groups of insurance contracts are recognized and measured at:

•	a risk-adjusted present value of estimated future cash flows (the fulfillment cash flows); and

•	an amount representing the unearned profit in the group of contracts (the contractual service margin).

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
157

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(vi)	IFRS 17 Insurance Contracts: (continued)

•	An entity can choose to apply a simplified measurement approach (the premium allocation approach) when certain criteria are met.

•

The profit from a group of insurance contracts is recognized over the period the entity provides insurance coverage and as it is released from risk. If a group of contracts is or becomes loss-making, the loss is recognized in profit or loss immediately.

•	An entity presents separately insurance revenue and insurance service expenses, and insurance finance income or expenses.

•

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

(vii)	IFRIC 23 Uncertainty over Income Tax Treatments:

This new Interpretation, issued by the International Accounting Standards Board (IASB) in June 2017, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments.

The main features of IFRIC 23 are as follows:

•	An entity considers an uncertain tax treatment separately or together with other uncertain tax treatments depending on which approach better predicts the resolution of the uncertainty.

•

Taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates are determined based on whether it is probable that a taxation authority will accept an uncertain tax treatment.

•	An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The new standard is effective for annual periods beginning on or after January 1, 2021.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
158

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
159

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(ii)	Derecognition:

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

•	the contractual rights to receive cash flows from the asset have expired; or

•

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
160

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
161

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(e)	Equipment:

Leasehold improvements and office equipment and furnishings are recorded at cost, and are amortized on a double declining basis as follows:

Leasehold improvements	Straight line over lease term
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right of use	Straight line over lease term

(f)	Proceeds on unit offerings:

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

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium equal to the excess, if any, which investors pay for the flow-through common share over the market price on closing date and which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
162

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(i)	Share buy-back:

The Company had implemented a normal course issuer bid whereby the Company would buy back its common shares on the exchange in which its shares are listed at the prevailing market prices. Shares which were purchased would reduce share capital for the cash consideration paid including any associated transaction costs. Common shares which were purchased under the normal course issuer bid are returned to treasury and cancelled.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
163

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
164

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(o)	Right-of-use asset and lease liability:

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset (“ROU asset”) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions:

(i)	the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months; or

(ii)	for leases of low value.

The payments for such leases are recognized in the consolidated statements of loss and comprehensive loss over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statements of loss and comprehensive loss.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
165

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2020.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
166

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

The Company has classified its cash and marketable securities as financial assets at FVTPL; receivables as financial assets at amortized cost; and accounts payable and accrued liabilities, deferred royalty liability and lease liability as financial liabilities at amortized cost.

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

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2020, the Company had a working capital of $7.3 million (2019 – $1.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2021.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
167

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(b)	Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 10(b) and (c)) as at December 31, 2020 and 2019:

	Payments due by Period					Payments due by Period
			(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$76	$48	$28	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total, December 31, 2020	$76	$48	$28	$-	$-	$285	$35	$105	$105	$40

Basic office lease	$123	$47	$76	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	320	35	105	105	75

Total, December 31, 2019	$123	$47	$76	$-	$-	$320	$35	$105	$105	$75

Accounts payable and accrued liabilities are due in less than 90 days.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
168

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(i)	Foreign currency risk: (continued)

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2020	2019

Cash	$5,622	$1,878
Marketable securities	1,323	104
Receivables	87	28
Accounts payable and accrued liabilities	(308)	(118)
Lease liability	(51)	(75)

Net financial assets (liabilities), December 31	$6,673	$1,817

Based upon the above net exposure as at December 31, 2020 and assuming all other variables remain constant, a 15% (2019 - 5%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $1.0 million (2019 - $91,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
169

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(iii)	Other price risk: (continued)

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2020 and assuming all other variables remain constant, a net increase or decrease of 80% (2019 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $1.1 million (2019 - $83,000).

In June 2018, the Company adopted a normal course issuer bid whereby the Company may acquire up to 2.18 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares. (Note 11(b)(iii)).

6.	Promissory Note Receivable

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000. Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

7.	Marketable Securities

	December 31,
	2020	2019

Balance, begin of period	$104	$719
Fair value of marketable securities received from option on mineral property interests	691	-
Disposition of marketable securities at fair value	(296)	(518)
Change in fair value of marketable securities	760	(131)
Foreign currency translation adjustment	64	34
Balance, end of period	$1,323	$104

The quoted market value and fair value of shares of companies was $1.3 million at December 31, 2020 (2019 - $104,000).

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
170

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other
	(Note 8(a)(i))	(Note 8(a)(ii))	(Note 8(a)(iv))	(Note 8(a)(v))	(Note 8(a)(v))	(Notes 8(b)(i))	(Note 8(b)(ii))	(Note 8(c))	Total

Acquisition Costs:

Balance, December 31, 2018	$3,888	$344	$-	$9	$2	$2,010	$23	$10	$6,286
Additions	18	-	20	21	3	-	-	-	62
Recovery	-	-	-	-	-	-	-	(3)	(3)
Foreign currency translation adjustment	8	17	-	1	-	102	1	-	129
Write off	-	-	-	-	-	-	-	(7)	(7)
Balance, December 31, 2019	3,914	361	20	31	5	2,112	24	-	6,467
Additions	9	-	8	-	-	-	-	-	17
Recoveries	-	-	(28)	-	-	(513)	-	-	(541)
Foreign currency translation adjustment	4	7	-	1	-	42	1	-	55
Write off	-	-	-	(32)	(5)	-	-	-	(37)
Balance, December 31, 2020	3,927	368	-	-	-	1,641	25	-	5,961

Deferred Exploration Expenditures:

Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	133	8	116	211	-	159	501	-	1,128
Foreign currency translation adjustment	427	32	3	6	-	68	1	-	537
Balance, December 31, 2019	6,338	670	188	337	-	1,580	503	-	9,616
Additions	183	361	7	746	-	38	33	-	1,368
Recoveries	-	-	(200)	-	-	(81)	-	-	(281)
Foreign currency translation adjustment	162	15	5	7	-	36	21	-	246
Write off	-	-	-	(1,090)	-	-	-	-	(1,090)
Balance, December 31, 2020	6,683	1,046	-	-	-	1,573	557	-	9,859

Mineral property interests:
Balance, December 31, 2019	$10,252	$1,031	$208	$368	$5	$3,692	$527	$-	$16,083
Balance, December 31, 2020	10,610	1,414	-	-	-	3,214	582	-	15,820

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
171

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

(a)	Canada:

(i)	New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2020 include a reclamation bond for $218,000 (2019 - $194,000).

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

(iii)	Princeton (British Columbia):

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

In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara will issue 9.9% of its outstanding common shares to the Company on closing of the assignment. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9%. Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020.

(iv)	Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per silver (“Au”) oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
172

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(iv)	Hard Cash and Nigel (Nunavut): (continued)

The Company terminated the property option agreement, and accordingly indicators of impairment existed leading to a test of recoverable amount which resulted in an impairment loss of $1.1 million. A value in use calculation is not applicable as the Company does not have any expected cash flows from the property option agreement at this stage. In estimating the fair value less costs of disposal, management did not have observable or unobservable input to estimate the recoverable amount greater than $nil. As this valuation technique requires management’s judgement and estimates of recoverable amount, it is classified as Level 3 of the fair value hierarchy.

(v)	Eskay Creek property (British Columbia):

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property which right had been exercised in October 2020. The Company wrote off the property in 2005.

(b)	United States:

	(i)	Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $285,000 remains payable as at December 31, 2020 (2019 - $320,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
173

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

(b)	United States: (continued)

(i)	Fondaway Canyon (Nevada): (continued)

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

In 2018, the Company staked 92 mining claims in Nevada, USA.

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

(iv)	Lightning Tree (Idaho):

In early July 2020, the Company entered into a non-binding letter of intent for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (formerly, MinKap Resources Inc.) (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. On September 10, 2020, a definitive mineral property purchase agreement was executed. Over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. If Ophir fails to incur the exploration expenditure, the property reverts back to the Company. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to the Company.

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
174

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

(d)	Expenditure options:

As at December 31, 2020, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 8(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Note 8(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 8(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

Princeton (Note 8(a)(iv)) (3):
On or before:
March 16, 2021	25	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-

	$3,025	$2,500	$35	150,000

_________

(1)

Advance royalty payments of 285,000 remain payable as at December 31, 2020 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)).

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

(3)	In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara (Note 8(a)(iii)).

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
175

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
176

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, January 1, 2019	$83	$33	$112	$228
Acquisitions	-	8	-	8
Foreign currency translation adjustment	4	1	5	10
Balance, December 31, 2019	87	42	117	246
Acquisitions	-	4	-	4
Foreign currency translation adjustment	2	1	3	6
Balance, December 31, 2020	89	47	120	256

Accumulated amortization:
Balance, January 1, 2019	26	10	34	70
Amortization	16	8	24	48
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2019	42	18	58	118
Amortization	16	9	23	48
Foreign currency translation adjustment	2	1	4	7
Balance, December 31, 2020	60	28	85	173

Net book value:
Balance, December 31, 2019	$45	$24	$59	$128
Balance, December 31, 2020	$29	$19	$35	$83

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

10.	Liabilities

(a)	Flow Through Premium Liability

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. (Note 11(b)(ii)).

On July 23, 2019, the Company closed a private placement for 4.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 3.4 million were issued at a price of CAD$0.30 per share and 1.3 million shares at CAD$0.3125 per share. The fair value of the shares was CAD$0.30 per share, resulting in the recognition of a flow through premium liability of CAD$0.0125 per share for a total of CAD$16,000.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
177

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Liabilities (continued)

(a)	Flow Through Premium Liability (continued)

Balance, December 31, 2017	$54
Less:
Income tax recovery	(54)

Balance, December 31, 2018	-
Add:
Excess of subscription price over fair value of flow through common shares	12
Less:
Income tax recovery	(3)

Balance, December 31, 2019	9
Less:
Income tax recovery	(9)

Balance, December 31, 2020	$-

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
178

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Liabilities (continued)

(b)	Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full; a balance of $425,000 was remaining upon the closing of the Membership Agreement in March 2017. (Note 8(b)(i)).

Balance, December 31, 2018	$165
Add:
Interest	29
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2019	158
Add:
Interest	28
Less:
Advance royalty payment	(35)

Balance, December 31, 2020	$151

Current portion (1)	$35
Long term portion	116
Balance, December 31, 2020	$151

_________

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2020.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
179

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Liabilities (continued)

(c)	Lease Liability

The continuity of the lease liability for the year ended December 31, 2020 is as follows:

Balance, January 1, 2019	$90
Add:
Interest	15
Foreign currency translation adjustment	5
Less:
Payments	(35)

Balance, December 31, 2019	75
Add:
Interest	11
Less:
Payments	(35)

Balance, December 31, 2020	$51

Current portion	$31
Long term portion	20
Balance, December 31, 2020	$51

11.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

Effective December 8, 2020, the Company consolidated its share capital on the basis of five pre consolidation common shares for one post share consolidation share. All share references presented in these consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
180

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(b)	Issued:

(i)

In October and November 2020, the Company closed a private placement in two tranches totalling 21 million units at a price of CAD$0.40 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 8 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 13 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 385,200 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange (“TSX”), the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

In 2020, stock options for 576,000 shares were exercised for proceeds of $138,000 and $98,000 was reallocated from reserve for share-based payments to share capital.

Stock options for 280,000 common shares were cancelled for the exercise of share appreciation rights for 143,303 common shares at a fair value of CAD$0.55 per share.

In January 2021, stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares. In February 2021, stock options for 30,000 common shares were exercised.

(ii)

On July 23, 2019, the Company closed a private placement for 4.75 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 3.5 million were issued at a price of CAD$0.30 per share and 1.3 million shares at CAD$0.3125 per share. The fair value of the shares was CAD$0.30 per share, resulting in the recognition of a flow through premium liability of CAD$0.0125 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 301,624 warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.30 per share until July 23, 2021.

In November 2019, the Company issued 40,000 common shares at a value of CAD$0.30 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(iv)).

In November 2019, the Company issued 75,000 common shares at a value of CAD$0.25 per share to Universal for the Princeton property (Note 8(a)(iii)).

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
181

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(b)	Issued: (continued)

(iii)	In January 2018, the Company purchased 17,200 shares for CAD$6,700 pursuant to a normal course issuer bid which ended in February 2018.

In June 2018, the Company received regulatory approval for a normal course issuer bid to acquire up to 2.2 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and terminated on June 20, 2019. The actual number of common shares purchased under the bid and the timing of any such purchases were at the Company’s discretion. Purchases under the bid shall not exceed 4,779 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. From June to December 2018, the Company purchased 87,600 shares for CAD$20,595 with an average price of CAD$0.25 per share; no further shares were purchased in 2019 under its normal course issuer bid.

In December 2018, the Company issued 20,000 common shares at a value of CAD$0.25 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(iv)).

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 8,852,339. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
182

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

The continuity of outstanding stock options for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020		2019		2018
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	3,550,000	$0.37	3,280,000	$0.40	3,871,500	$0.40
Granted	840,000	$0.50	750,000	$0.30	850,000	$0.35
Exercised	(576,000)	$0.31	-	-	-	-
Cancellation for share appreciation rights	(280,000)	$0.30	-	-	-	-
Forfeited	(140,000)	$0.39	(12,000)	$0.35	(202,500)	$0.45
Expired	(184,000)	$0.42	(468,000)	$0.50	(1,239,000)	$0.40
Outstanding balance, end of year	3,210,000	$0.42	3,550,000	$0.35	3,280,000	$0.40

Exercise price range		$0.30 - $0.55		$0.25 - $0.50		$0.25 - $0.50

The following table summarizes information about stock options exercisable and outstanding at December 31, 2020 and 2019:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2020	(Number of Years)	(CAD$)	Dec 31, 2020	(Number of Years)	(CAD$)

$0.40	720,000	0.51	$0.40	720,000	0.51	$0.40
$0.50	410,000	1.42	$0.50	410,000	1.42	$0.50
$0.40	520,000	2.49	$0.40	520,000	2.49	$0.40
$0.275	200,000	2.86	$0.275	200,000	2.86	$0.275
$0.35	140,000	3.14	$0.35	112,000	3.14	$0.35
$0.40	60,000	3.22	$0.40	48,000	3.22	$0.40
$0.30	400,000	3.49	$0.30	320,000	3.49	$0.30
$0.50	680,000	4.49	$0.50	340,000	4.49	$0.50
$0.55	80,000	4.63	$0.55	20,000	4.63	$0.55
$0.42	3,210,000	2.58	$0.42	2,690,000	2.25	$0.42

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
183

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2019	(Number of Years)	(CAD$)	Dec 31, 2019	(Number of Years)	(CAD$)

$0.30	740,000	0.94	$0.30	740,000	0.94	$0.30
$0.40	720,000	1.52	$0.40	720,000	1.52	$0.40
$0.50	410,000	2.42	$0.50	410,000	2.42	$0.50
$0.45	100,000	2.70	$0.45	100,000	2.70	$0.45
$0.40	640,000	3.49	$0.40	512,000	3.49	$0.40
$0.275	200,000	3.87	$0.275	120,000	3.87	$0.275
$0.35	140,000	4.15	$0.35	56,000	4.15	$0.35
$0.40	60,000	4.22	$0.40	24,000	4.22	$0.40
$0.30	540,000	4.49	$0.30	216,000	4.49	$0.30
	3,550,000	2.62	$0.35	2,898,000	2.28	$0.40

During the year ended December 31, 2019, the Company recognized share-based payments of $170,000 (2019 - $120,000 and 2018 - $118,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	2020	2019	2018

Directors and officers	$148	$101	$118
Employees	3	-	-
Consultants	19	19	-

	$170	$120	$118

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
184

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2020	2019	2018

Number of stock options granted	840,000	750,000	850,000
Fair value of stock options granted (CAD$)	$0.31	$0.20	$0.20

Market price of shares on grant date (CAD$)	$0.48	$0.30	$0.25
Pre-vest forfeiture rate	13.27%	13.81%	16.09%
Risk-free interest rate	0.33%	1.44%	2.10%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	94%	105%	119%
Expected option life in years	3.98	4.22	4.22

Expected stock price volatility is based on the historical price volatility of the Company’s common shares. In fiscal 2018, the Company granted the following stock options:

-

650,000 stock options to directors, officers and employees with an exercise price of CAD$0.40 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and

-

200,000 stock options to an officer of which 100,000 stock options have an exercise price of CAD$0.25 and 100,000 stock options with an exercise price of CAD$0.30 and an expiry date of November 12, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In fiscal 2019, the Company granted the following stock options:

-

140,000 stock options to consultants with an exercise price of CAD$0.35 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter;

-

60,000 stock options to a director with an exercise price of CAD$0.40 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and

-

550,000 stock options to directors, officers and employees with an exercise price of CAD$0.30 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In fiscal 2020, the Company granted the following stock options:

-

760,000 stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

-

80,000 stock options to a director with an exercise price of CAD$0.55 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
185

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants:

At December 31, 2020, the Company had outstanding warrants as follows:

Exercise		Outstanding at				Outstanding at
Prices		December 31,				December 31,
(CAD$)	Expiry Dates	2019	Issued	Exercised	Expired	2020

$0.30	July 23, 2021 (1)	301,624	-	-	-	301,624

$0.65	October 7, 2022 (2)	-	4,000,000	-	-	4,000,000

$0.65	November 12, 2022 (2)	-	6,500,000	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	-	385,200	-	-	385,200

		301,624	10,885,200	-	-	11,186,824

_________

(1)

As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

(2)

If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(3)

As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
186

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2019, the Company had outstanding warrants as follows:

Exercise		Outstanding at				Outstanding at
Prices		December 31,				December 31,
(CAD$)	Expiry Dates	2018	Issued	Exercised	Expired	2019

$0.60	March 3, 2019	1,770,515	-	-	(1,770,515)	-

$0.60	March 14, 2019	499,444	-	-	(499,444)	-

$0.60	March 14, 2019 (1)	31,111	-	-	(31,111)	-

$0.60	April 21, 2019 (2)	50,000	-	-	(50,000)	-

$0.30	July 23, 2021 (3)	-	301,624	-	-	301,624

		2,351,070	301,624	-	(2,351,070)	301,624

_________

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
187

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2018, the Company had outstanding warrants as follows:

Exercise		Outstanding at				Outstanding at
Prices		December 31,				December 31,
(CAD$)	Expiry Dates	2017	Issued	Exercised	Expired	2018

$0.50	July 31, 2018 (1), (7)	1,690,000	-	-	(1,690,000)	-

$0.75	September 18, 2018 (1)	1,050,811	-	-	(1,050,811)	-

$0.75	September 18, 2018 (1), (2)	132,344	-	-	(132,344)	-

$0.75	October 3, 2018 (1)	830,750	-	-	(830,750)	-

$0.75	October 3, 2018 (1), (3)	12,145	-	-	(12,145)	-

$0.40	September 21, 2018	1,066,555	-	-	(1,066,555)	-

$0.40	September 21, 2018 (4)	107,302	-	-	(107,302)	-

$0.60	March 3, 2019 (8)	1,770,515	-	-	-	1,770,515

$0.60	March 14, 2019 (8)	499,444	-	-	-	499,444

$0.60	March 14, 2019 (5), (8)	31,111	-	-	-	31,111

$0.60	April 21, 2019 (6)	50,000	-	-	-	50,000

		7,240,977	-	-	(4,889,907)	2,351,070

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
188

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(d)	Warrants: (continued)

_________

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

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
189

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(e)	Common shares reserved for issuance:

	Number of Shares
	December 31,
	2020	2019	2018

Stock options (Note 11(c))	3,210,000	3,550,000	3,280,000
Warrants (Note 11(d))	11,186,824	301,624	2,351,071

Balance	14,396,824	3,851,624	5,631,071

12.	Corporate Development and General and Administrative

	Years ended December 31,
	2020	2019	2018

Corporate Development:
Geology and technical review	$7	$-	$26
Salaries and remuneration	34	14	1
Sundry	17	4	-
Travel and transportation	5	13	22
	$63	$31	$49

General and Administrative:
Accounting, audit and tax	$32	$28	$36
Legal	24	15	15
Office and sundry	82	51	56
Regulatory	54	53	50
Rent	36	28	66
	$228	$175	$223

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
190

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2020, 2019 and 2018:

	Years ended December 31,			Net balance receivable (payable) as at December 31,
	2020	2019	2018	2020	2019

Key management compensation:
Executive salaries and remuneration (1)	$562	$455	$490	$118	$-
Severance	-	90	184	-	-
Directors fees	33	20	27	-	(2)
Share-based payments	148	101	118	-	-
	$743	$666	$819	$118	$(2)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	$5	$4	$2	$1	$1

_________

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The companies include Endeavour Silver Corp. (“Endeavour”) and Aztec Minerals Corp. (“AzMin”), both companies sharing one common director, and AzMet.

The above transactions are incurred in the normal course of business. Note 7 for marketable securities held in Endeavour, AzMin and AzMet.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
191

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2020			December 31, 2019
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$12,024	$3,796	$15,820	$11,864	$4,219	$16,083
Leasehold improvements and equipment	83	-	83	128	-	128

15.	Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2020, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2021	$48
2022	28

$76

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $285,000 remains payable as at December 31, 2020. (Notes 8(b)(i) and 10(b)).

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
192

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2020	2019

Net loss for the year	$(1,708)	$(1,043)
Canadian statutory tax rate	27.00%	27.0%

Income tax benefit computed at statutory rates	(461)	(282)
Differences between Canadian and foreign tax rates	-	(6)
Temporary differences	539	254
Items not taxable/deductible for income tax purposes	46	31
Tax losses and tax offsets not recognized	96	4
Under (over) provided in prior years	(220)	(4)

Income tax recovery	$-	$(3)

Effective January 1, 2018, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 12% for a total Canadian statutory tax rate of 27%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2020 and 2019 are presented below:

	December 31,
	2020	2019

Deferred tax assets:
Non-capital losses carried forward	$1,003	$889

Deferred tax liabilities:
Book value of marketable securities	(205)	-
Book value over tax value of mineral properties	(798)	(889)

Net deferred tax assets	$-	$-

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
193

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

(c)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2020	2019

Non-capital losses	$9,118	$7,571
Marketable securities	-	145
Share issue costs	255	114
Unrealized foreign exchange	203	234
Tax value over book value of mineral properties	7,736	6,807
Tax value over book value of equipment	1,351	1,287
Unrecognized deductible temporary differences	$18,663	$16,158

As at December 31, 2020, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2026	$57
2027	241
2028	-
2029	-
2030	488
2031	833
2032	893
2033	292
2034	872
2035	1,086
2036	-
2037	4,353
2038	854
2039	839
2040	1,096
No date of expiry	1,162

$13,066

17.	COVID-19

In 2020, the coronavirus global pandemic (“COVID-19”) affected the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy remains uncertain, rapid spread of COVID-19 may have an adverse effect on the Company's financing capabilities. The extent to which COVID-19 may impact the Company’s business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. It is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements.

Canagold Resources Ltd. (formerly Canarc Resource Corp.) Form 20-F
194