Form 20-F
period 2021-12-31
Canagold Resources Ltd.
filed 2022-05-03
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 82,509,596 common shares as at December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Emerging growth company	☐

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

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our exploration and development activities;

•	risks related to the financing needs of our planned operations;

•	risks related to estimates of mineral deposits, resources and reserves;

•	risks related to fluctuations in mineral prices;

•	risks related to the titles of our mineral property interests;

•	risks related to competition in the mineral exploration and mining industry;

•	risks related to potential conflicts of interest with our officers and directors;

•	risks related to environmental and regulatory requirements;

•	risks related to foreign currency fluctuations;

•	risks related to our possible status as a passive foreign investment company;

•	risks related to the volatility of our common stock;

•	risks related to the possible dilution of our common stock;

•	risks related the uncertainty related to unsettled First Nations rights and title in British Columbia (BC, Canada);

•	risks related to uninsured risks;

•	risks related to COVID-19 pandemic; and

•	risks related to cybersecurity.

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

Canagold Resources Ltd.

Form 20-F

SUMMARY OF RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks summarized below and other risks that we face, a detailed discussion of which can be found under “Item 3. Key Information – D. Risk Factors” below, together with other information in this annual report on Form 20-F and our other filings with the SEC. This summary list of risks is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and our business and financial results. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

Risks related to the Company’s Financial Condition

•	The Company’s ability to continue as a going concern is in doubt and the Company’s planned operations will require future financing and there is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

•	The Company has a history of losses, and we do not expect to generate earnings from operations or pay dividends in the near term, if at all.

•	A substantial or extended decline in gold or silver prices would have a material adverse effect on the value of the Company’s assets and on the Company’s ability to raise capital and could result in lower than estimated economic returns.

Risks related to the Company’s Business

•	The Company’s exploration activities may not be commercially successful, which could lead it to abandon its plans to develop its mineral property interests and its investments in exploration and there is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

•	The Company will be required to locate mineral reserves for its long-term success.

•	The figures for the Company’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Company that any estimates of mineral deposits herein will not change.

•	Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations.

•	There is no assurance given by the Company that it owns legal title to its mineral property interests.

•	The Company competes with larger, better capitalized competitors in the mining industry and there is no assurance given by the Company that it can compete for mineral properties, future financings and technical expertise.

•	A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

•	The Company’s directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

•	The Company does not insure against all risks which we may be subject to in our planned operations and there is no assurance given by the Company that it is adequately insured against all risks.

•	The Company is subject to significant governmental and environmental regulations and there is no assurance given by the Company that it has met all environmental or regulatory requirements.

•	Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business.

•	Land reclamation requirements for the Company’s properties may be burdensome.

Canagold Resources Ltd.

Form 20-F

•	Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

•	The Company may face potential opposition from non-governmental organizations (“NGOs”) to explore, advance, develop and operate its mineral property assets.

•	There is uncertainty related to unsettled First Nations rights and title in British Columbia (Canada) and this may create delays in project approval or interruptions in project progress.

•	The Company’s properties may be located in foreign countries and political instability or changes in the regulations in these countries may adversely affect the Company’s ability to carry on its business.

•	Fluctuations in foreign currency exchange rates may adversely affect the Company’s future profitability.

•	The Company is reliant on third parties.

•	Direct and indirect consequences of the COVID-19 pandemic may have material adverse consequences on our results of operations.

•	The Company may experience cybersecurity threats.

Risks Related to the Company’s United States Reporting

•	It may be difficult for U.S. shareholders to enforce civil liabilities under United States law in Canadian courts.

•	The Company’s possible PFIC status may have possible adverse tax consequences for United States Investors.

•	While we believe we have adequate internal control over financial reporting, internal controls cannot provide absolute assurance that objectives are met.

•	As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

Risks Related to the Company’s Common Shares

•	The Company does not intend to pay dividends.

•	The volatility of the Company’s common shares could cause investor loss.

•	Penny stock classification could affect the marketability of the Company’s common stock and shareholders could find it difficult to sell their stock.

•	Possible dilution to current shareholders based on outstanding options and warrants.

Canagold Resources Ltd.

Form 20-F

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars. For the years ended December 31, 2021, 2020 and 2019, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”). Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

Exchange Act – means the United States Securities Exchange Act of 1934, as amended.

Canagold Resources Ltd.

Form 20-F

Exploration stage issuer is an issuer that has no material property with mineral reserves disclosed.

Exploration stage property is a property that has no mineral reserves disclosed.

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

indicated mineral resource means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

inferred mineral resource means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

lode mining – mining of ore, typically in the form of veins or stockworks.

measured mineral resource means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Canagold Resources Ltd.

Form 20-F

mesothermal – used to describe hydrothermal mineral deposits, typically in veins, formed at higher temperatures and pressures deeper than 1 km of the earth’s surface.

mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

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

probable reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

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

prospect – an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria proven reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

We are subject to the reporting requirements of the Exchange Act and applicable Canadian securities laws, and as a result we report our mineral reserves and mineral resources according to two different standards. U.S. reporting requirements are governed by subpart 1300 of Regulation S-K under the Exchange Act (“S-K 1300”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions.

In our public filings in the U.S. and Canada and in certain other announcements not filed with the SEC, we may disclose measured, indicated and inferred resources, each as defined in S-K 1300 and NI 43-101. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves, and therefore investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into S-K 1300-compliant or NI 43-101-compliant reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources, and therefore it cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

Canagold Resources Ltd.

Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A [Reserved]

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

Canagold Resources Ltd.

Form 20-F

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

As noted in its audited consolidated financial statements for the year ended December 31, 2021 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2021, and has an accumulated deficit of approximately $51.1 million at December 31, 2021. Furthermore, the Company lacks sufficient funds to achieve the Company’s planned business objectives. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

Canagold Resources Ltd.

Form 20-F

The report of our independent registered public accounting firm on the December 31, 2021 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

The Company has incurred losses in all periods since inception. The Company expects to continue to incur losses in the future. The Company has no history of paying cash dividends and it does not expect to be able to pay cash dividends or to make any similar distribution in the foreseeable future, if at all.

A substantial or extended decline in gold prices would have a material adverse effect on the value of the Company’s assets and on the Company’s ability to raise capital and could result in lower than estimated economic returns.

The value of the Company’s assets, its ability to raise capital and its future economic returns are substantially dependent on the price of gold. Gold prices fluctuate continually and are affected by numerous factors beyond the Company’s control. Factors tending to influence gold prices include:

•	gold sales or leasing by governments and central banks or changes in their monetary policy, including gold inventory management and reallocation of reserves;

•	speculative short or long positions on futures markets;

•	the relative strength of the U.S. dollar;

•	expectations of the future rate of inflation or interest rates;

•	changes to economic conditions in the United States, China, India and other industrialized or developing countries;

•	geopolitical conflicts;

•	changes in jewelry, investment or industrial demand;

•	changes in supply from production, disinvestment and scrap; and

•	forward sales by producers in hedging or similar transactions.

Canagold Resources Ltd.

Form 20-F

A substantial or extended decline in the gold prices could:

•	negatively impact the Company’s ability to raise capital on favorable terms, or at all;

•	jeopardize the development of the New Polaris property;

•	reduce the Company’s estimated mineral resources and reserves by removing material from these estimates that could not be economically processed at lower gold prices;

•	reduce the potential for future revenues from gold projects in which the Company has an interest;

•	reduce funds available to operate the Company’s business; and

•	reduce the market value of the Company’s assets.

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

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

Land reclamation requirements for the Company’s properties may be burdensome.

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

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

Canagold Resources Ltd.

Form 20-F

There is uncertainty related to unsettled First Nations rights and title in British Columbia (Canada) and this may create delays in project approval or interruptions in project progress.

The Company’s sole material property is located in British Columbia. The nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation in British Columbia. First Nations in British Columbia have made claims of aboriginal rights and title to substantial portions of land and water in the province, creating uncertainty as to the status of competing property rights.

The Supreme Court of Canada has held that indigenous groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors. Such aboriginal rights and title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. The effect of such claims on any particular area of land will not be determinable until the exact nature of historical use, occupancy and rights to such property have been clarified by a decision of the Courts or definition in a treaty. First Nations in the province are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The federal and provincial governments have been seeking to negotiate settlements with indigenous groups throughout British Columbia in order to resolve many of these claims, but the issues surrounding aboriginal title and rights are not likely to be resolved in the near future.

Given the unsettled nature of land claims and treaty rights in British Columbia, there can be no guarantee that there will not be delays in any required approvals, unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licenses or additional costs to advance the Company’s sole material project.

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

Canagold Resources Ltd.

Form 20-F

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

COVID-19 (the coronavirus) has threatened a slowdown in the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy is uncertain, rapid spread of COVID-19 may have an adverse effect on the Company’s financing capabilities; COVID 19 could negatively impact planned exploration programs; economic recession from COVID-19 could negatively impact the Company’s ability to operate. The extent to which COVID-19 may impact the Company’s business will depend on future developments such as the geographic spread of the disease, vaccination rates, the duration of the outbreak, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements, the Company’s stock price did have a 12 month low of CAD$0.35 during this period. Should the stock prices remain low for an extended period, this could have a further significant adverse impact on the Company’s financial position and results of operations for future periods. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Canagold Resources Ltd.

Form 20-F

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

Risks Related to the Company’s United States Reporting

It may be difficult for U.S. shareholders to enforce civil liabilities under United States law in Canadian courts.

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

Canagold Resources Ltd.

Form 20-F

The Company’s possible PFIC status may have possible adverse tax consequences for United States Investors.

Potential investors who are United States taxpayers should be aware that Canagold may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current tax year ended December 31, 2021 was likely classified as a PFIC in prior tax years, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its subsequent taxable years. If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. Item 10.E provides further details.

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

Canagold Resources Ltd.

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

Penny stock classification could affect the marketability of the Company’s common stock and shareholders could find it difficult to sell their stock.

The Company’s stock may be subject to “penny stock” rules as defined in the Exchange Act rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares may be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Canagold Resources Ltd.

Form 20-F

Possible dilution to current shareholders based on outstanding options and warrants.

At December 31, 2021, Canagold had 82,509,596 common shares and 6,665,000 outstanding share purchase options and 11,523,710 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Canagold’s shares. At December 31, 2021 securities that could be dilutive represented approximately 22.0% of Canagold’s issued shares. Certain of these dilutive securities were exercisable at prices below the December 31, 2021 closing market price of CAD$0.40 for Canagold’s shares, which accordingly would result in dilution to existing shareholders.

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

Canagold Resources Ltd.

Form 20-F

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

of which the New Polaris property is the only material mineral property of the Company.

Canagold Resources Ltd.

Form 20-F

In prior years, the Fondaway Canyon project was determined to be a material property. However, Canagold has since assessed the Fondaway Canyon property, which was optioned to Getchell Gold Corp. (“Getchell”), as non-material, with the New Polaris property being its sole material project given the level of exploration activities and expenditures incurred in 2021 for drilling, baseline environmental studies and camp site renovations which are expected to continue into 2022 subject to financing to advance the project.

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $23.8 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2021 and are summarized as follows for the past three fiscal years:

	2021			2020			2019
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,941	$14,968	$18,909	$3,927	$6,683	$10,610	$3,914	$6,338	$10,252
Windfall Hills	370	1,062	1,432	368	1,046	1,414	361	670	1,031
Princeton (1)	-	-	-	-	-	-	20	188	208

Nunavut (Canada):
Hard Cash (2)	-	-	-	-	-	-	31	337	368
Nigel (2)	-	-	-	-	-	-	5	-	5

Nevada (USA):
Fondaway Canyon (3)	1,289	1,547	2,836	1,641	1,573	3,214	2,112	1,580	3,692
Corral Canyon (4)	25	579	604	25	557	582	24	503	527

	$5,625	$18,156	$23,781	$5,961	$9,859	$15,820	$6,467	$9,616	$16,083

(1)	Canagold entered into a property option agreement in December 2018 for the Princeton property which was amended in June 2019 and then assigned in October 2020. Item 4.D provides further details.

(2)	Canagold entered into a property option agreement in November 2018 for the Hard Cash and Nigel properties which was written of 2020. Item 4.D provides further details.

(3)	The Fondaway Canyon property was acquired in March 2017. Canagold optioned the property to Getchell in January 2020. Item 4.D provides further details.

(4)	In 2018, Canagold staked 92 mining claims covering 742 hectares in Nevada, USA. Item 4.D provides further details.

Canagold Resources Ltd.

Form 20-F

Further information and details regarding Canagold’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2021 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in North America. The major events in the development of the Company’s business over the last three years are set out below. Information and details regarding the Company’s properties are provided in Item 4.D.

Purchase Agreement with American Innovative Minerals, LLC

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Canagold Resources Ltd.

Form 20-F

AIM owns 10 exploration properties in Nevada and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following:

•	Fondaway Canyonis an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon district consists of shear-zone style gold mineralization developed along 3.7 km of strike with a width of up to 900 m.

•	Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit.

•	Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4,500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca and near the Goldbanks gold deposit. The property contains gold-bearing epithermal quartz veins, mesothermal quartz veins with high-grade gold and copper-gold intrusion-hosted mineralization.

•	Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near the Jerritt Canyon gold district.

•	Jarbidgepropertyis locatedinElko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

•	Hot Springs Pointproperty is located inEureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Hecla Mining claims surround the project on three sides.

•	Silver Kingpropertyis located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district. Previous exploration focused on low grade gold values but the property was never been explored for silver.

•	A&Tproperty is locatedinHumboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains gold-bearing veins in altered shale.

•	Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources Nevada LLC (“Arnevut”). Gold anomalies extend onto Eimis property and Arnevut holds a 20 year lease to explore on the property since 2010.

•	Silver Peak property is located in Esmeralda County, Nevada on 3 patented (57 acres) and 3 unpatented mining claims covering 50 acres. The property is adjacent to the Mineral Ridge mine controlled by Scorpio Gold Corporation. The 3 unpatented mining claims are under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

•	Lightning Treeproperty is located inLemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

•	Tuckerproperty is located inMadison County, Montana on 3 unpatented claims near the historic McKee Mine of the Washington mining district. The property is under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

On October 28, 2021, Canagold closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

In December 2021 and January 2022, Canagold closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, Canagold closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, Canagold closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

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

Form 20-F

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

Directors and Officers

From January 2018 to May 2020, Mr. Jacob Margolis, PhD, was Vice President of Exploration for Canagold. In June 2020, Mr. Troy Gill was appointed Vice President of Exploration.

In July 2020, Mr. Kai Hoffmann resigned from the Board of Directors of the Canagold (the “Board”). In August 2020, Mr. Andrew Bowering was nominated to the Board of Canagold and resigned in March 2022.

In July 2021, Mr. Knox Henderson was appointed Vice President of Corporate Development.

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

Canagold Resources Ltd.

Form 20-F

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

In 2021, Canagold’s primary focus was its drilling program, environmental baseline study and camp renovations for its New Polaris property. Item 4.D provides further details.

Further information and details regarding Canagold’s properties are provided in Item 4.D.

Sales and revenue distribution, sources and availability of raw materials, and marketing channels

As of the date of this annual report, Canagold has not generated any operating revenues from its mineral property interests.

Canagold Resources Ltd.

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

Government and environmental regulations

Canagold’s operations are subject to governmental regulations in Canada and the USA; Canagold’s material mineral property is in Canada.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

Trends

The cumulative annual prices for gold per ounce for each of the previous three years were as follows:

	Annual Prices for Gold per ounce
	2021	2020	2019
Low	$1,684	$1,474	$1,270
High	$1,943	$2,067	$1,546
Cumulative Average	$1,799	$1,770	$1,393

On April 22, 2022, the price of gold per ounce closed at $1,942. As of April 22, 2022, the price of gold for 2022 reached a high of $2,039 per ounce on March 8, 2022, which suggests a trend of improving gold prices with volatility.

During the period from January 2019 to December 2021, the closing market price for Canagold’s shares increased from CAD$0.25 to CAD$0.40, with a 3 year high of CAD$0.95 in December 2020. On April 22, 2022, the closing market share price was CAD$0.40. Canagold’s cash resources and financial condition along with stronger commodity prices have provided further support to the market price of its shares. The market price increased in the first quarter of fiscal 2019 as commodity prices improved along with dissemination of the results of its exploration programs and revised preliminary economic assessment of the New Polaris project. Canagold was not active in its normal course issuer bid which is effective from June 2018 to June 2019 as it focused on preserving its cash in late 2018 and early 2019. For the second quarter of 2019, the stock price fell but improved in the third quarter as gold prices increased. During the quarter, Canagold closed on a CAD$1.44 million flow through private placement, most of which was financed by an accomplished investor in the global resource sector. Canagold’s share price fell in the fourth quarter of 2019 as gold prices weakened slightly and Canagold announced drilling results from its Corral Canyon project. In early 2020, its market price was further weakened from COVID-19 pandemic which had significant adverse consequences for global economies and capital markets. In early second quarter of 2020, gold prices heightened and achieved new highs and contributed to more active financings in the capital markets for the remainder of 2020. Commensurately Canagold’s stock price increased during the period and was able to raise substantial financing to allow for the advancement of its New Polaris project. Gold prices decreased in the first quarter of 2021 but remained higher than comparable prior periods and remained flat within a trading range between $1,750 and $1,850 for the remaining quarters in 2021 which may be indicative of consolidation in gold prices as gold prices increased fairly rapidly in the prior years of 2019 and 2020. Canagold’s stock price reflected similar decreases but was also adversely affected by a dormant period as it developed and planned for mobilization and implementation of the drilling program for New Polaris project in May 2021 due to the significant annual snow fall conditions in the area which makes exploration considerably more prohibitive and expensive. Its stock price continued on a downtrend for the remainder of 2021 in spite of positive exploration results from its New Polaris project. The diverse effects of increasing gold prices and decreasing share price of Canagold continued into 2022 as Canagold progresses in its exploration activities for the New Polaris project which may result from market sentiment in the capital markets. Items 4.A and 4.D provide further details.

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

4.D Property, Plant and Equipment

Description of Properties

Summary of Mineral Properties

The Company currently has interests in four gold exploration properties located in British Columbia, Canada and the State of Nevada, including the New Polaris Project, the Windfall Hills Project, the Fondaway Canyon Project, and the Corral Canyon Project. The Company’s principal objective is advancing the New Polaris Project. The New Polaris Project is the only property that the Company considers material at this time.

All our properties are exploration stage properties and we are an exploration stage issuer.

Property Summary Chart (as of December 31, 2021):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,941,000	$14,968,000	$18,909,000
Windfall Hills	BC, Canada	100.00%	$370,000	$1,062,000	$1,432,000
Fondaway Canyon	Nevada, USA	100.00%	$1,289,000	$1,547,000	$2,836,000
Corral Canyon	Nevada, USA	100.00%	$25,000	$579,000	$604,000

¹	Subject to any royalties or other interests as disclosed below.

²	Previously known as “Polaris-Taku”.

[3]	Net of recoveries and write-downs.

NOTE: All monetary figures are in terms of U.S.$ unless otherwise noted. See below for further details on each property.

Qualified Person

The disclosure in this annual report of scientific and technical information regarding the Company’s properties has been reviewed and approved by Garry Biles, P.Eng, President & Chief Operating Officer for the Company, who is the Qualified Person for the purposes of the foregoing technical disclosure.

Canagold Resources Ltd.

Form 20-F

Internal Controls

We have established internal controls relating to Quality Assurance and Quality Control (QA/QC) as necessary in relation to our exploration of our properties. These protocols include, but are not limited to:

1.	Establish a database for project data that will contain accurate, precise, and defensible data from which resource, reserve, and feasibility studies can be made.

2.	Conduct verification sampling of known mineralization.

3.	Ensure that surface or drill sampling results in the highest quality sample possible. This would include down-hole surveying of drill holes as necessary.

4.	Ensure the security and integrity of samples from point of origin to analytical laboratory.

5.

Use industry-standard QA/QC for analytical work on sampling, including duplicate samples, inserting blanks and standards (samples with known assay values) into batches of samples being assayed, and checking the assay values from the original assay laboratory by submitting the same sample to a second laboratory.

Individual Mineral Property Disclosure

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

Property Stage

The property is an exploration stage property. There are no known mineral resources or reserves on the property under S-K 1300 standards at this time.

Property Claims

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

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Various process stage recoveries are listed in Table 13-1.

Table 13-1 New Polaris Projected Metallurgical Recoveries

Area	Recovery (%)
Sulphide Flotation	94.9
BIOX and CIL Leach	95.6
Carbon Loss	0.1
EW	99.9

Canagold Resources Ltd.

Form 20-F

An overall gold recovery for the process flowsheet in Figure 13-8 is estimated at 90.5%.

In September 2020, Canagold was granted a Multi Year Area Based Notice of Work Mineral and Coal Exploration Activities and Reclamation Permit by the BC Ministry of Energy, Mines and Petroleum Resources to conduct exploration work on the property. Site preparation and refurbishment was completed to facilitate environmental baseline study and infill drilling to advance to a feasibility study. In late 2020, Canagold had initiated twelve months of continuous environmental baseline studies which are required for an Environmental Assessment Certificate application and which is a critical first step in advancing the project through the BC mine permitting process. The environmental baseline study continued in 2021 and into 2022.

In 2021, Canagold completed its 47-hole, 24,000 meter (m) infill drilling program designed to upgrade the Inferred Resources of the CWM vein system to an Indicated Resource category for inclusion in a future feasibility study. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. By early March 2022, assay results have been received for 32 holes. The drill program was extended an additional 6,000 m and 7 drill holes completed in 2022. The infill drill holes successfully intercepted good gold grades over mineable widths throughout the CWM vein system that support the current resource at depth as predicted by the geological model. Additionally, the infill drill program has defined new areas of significant gold mineralization such as the C-9 and C-10 veins that have potential to add resource to the deposit. The two drill rigs have been stored at camp during a pause in the program.

Highlights from the assay results are as follows:

•	19.5 grams per tonne (gpt) gold (Au) over 3.0 m from 427.3 m in hole 21-1615E1A

•	20.7 gpt Au over 3.8 m from 300.5 m in hole 21-1700E1A

•	21.1 gpt Au over 2.2 m from 327.3 m in hole 21-1700E2A

•	27.1 gpt Au over 2.9 m from 300.3 m in hole 21-1725E1

•	12.0 gpt Au over 3.0 m from 441.6 in hole 21-1737E1

•	13.5 gpt Au over 8.0 m from 299.0 m in hole 21-1750E1

•	24.2 gpt Au over 6.6 m from 323.0 m in hole 21-1783E1

Canagold Resources Ltd.

Form 20-F

•	15.8 gpt Au over 13.0 m from 378.0 m in hole 21-1783E2

•	14.3 gpt Au over 2.7 m from 430.0 m in hole 21-1783E3

•	30.8 gpt Au over 3.9m from 433.6 m in hole 21-1783E5

•	11.6 gpt Au over 5.1 m from 464.9 m in hole 21-1829E2

•	11.0 gpt Au over 8.9 m from 414.4 m in hole 21-1844E3 (C9)

•	14.5 gpt Au over 3.0 m from 438.7 m in hole 21-1844E3 (C10)

•	17.1 gpt Au over 8.4 m from 343.0 m in hole 21-1890E1 (C10)

•	25.7 gpt Au over 2.1 m from 481.7 m in hole 21-1890E2

•	8.10 gpt Au over 9.9 m from 353.6 m in hole 21-1905E2 (C9)

•	11.1 gpt Au over 17.8 m from 380.9 m in hole 21-1905E2 (C10)

•	17.6 gpt Au over 1.5 m from 379.1 m in hole 21-2025E1

•	13.9 gpt Au over 4.2 m from 333.1 m in hole 21-2025E1W1

During fiscal 2021, Canagold incurred $8.3 million for its drilling program and environmental monitoring and camp site renovations to support exploration activities.

2022 Exploration Program

Subject to financing, plans for the New Polaris for 2022 are as follows:

•	Conduct an additional 10,000 meters of infill and exploration drilling to expand and upgrade the defined resource.
•	Update the resource model with results from the 2021 and ongoing diamond drilling program.
•	Conduct additional metallurgical testing of the BIOX process to obtain detailed information needed for feasibility engineering studies.
•	Complete baseline studies, summarize and analyze baseline sampling results and complete geotechnical and engineering work needed to support the Environmental Assessment application.

Canagold Resources Ltd.

Form 20-F

Other Mineral Projects

The following projects are considered not material by Canagold, do not have any S-K 1300 compliant mineral reserves or resources. There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

Purchase Agreement with American Innovative Minerals, LLC

In 2017, Canagold closed a Membership Interest Purchase Agreement (the “Membership Agreement”) with American Innovative Minerals, LLC (“AIM”) and securityholders of AIM (“the AIM Securityholders”) to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties.

AIM owns 10 gold properties in Nevada and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following.

Fondaway Canyon and Dixie Comstock Properties (Nevada, USA)

In prior years, the Fondaway Canyon project was determined to be a material property. Canagold has since assessed the Fondaway Canyon property as non-material, as the property has been optioned to Getchell.

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

Canagold Resources Ltd.

Form 20-F

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

For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

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

Other Non Material Mineral Properties owned by American Innovative Minerals, LLC

AIM owns 12 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. The following properties are not considered material by Canagold:

•	Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims.

•	Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4,500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca and near the Goldbanks gold deposit. The property contains gold-bearing epithermal quartz veins, mesothermal quartz veins with high-grade gold and copper-gold intrusion-hosted mineralization.

Canagold Resources Ltd.

Form 20-F

•	Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near the Jerritt Canyon gold district.

•	Hot Springs Pointproperty is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Hecla Mining claims surround the project on three sides.

•	Jarbidgeproperty is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

•	Lightning Treeproperty is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

•	Silver Kingproperty is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district. Previous exploration focused on low grade gold values but the property was never been explored for silver.

•	A&Tproperty is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains gold-bearing veins in altered shale.

•	Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources Nevada LLC (“Arnevut”). Gold anomalies extend onto Eimis property and Arnevut holds a 20 year lease to explore on the property since 2010.

•	Silver Peak property is located in Esmeralda County, Nevada on 3 patented (57 acres) and 3 unpatented mining claims covering 50 acres. The property is adjacent to the Mineral Ridge mine controlled by Scorpio Gold Corporation. The 3 unpatented mining claims are under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

•	Tucker property is located in Madison County, Montana on 3 unpatented claims near the historic McKee Mine of the Washington mining district. The property is under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.

Canagold has initiated a comprehensive review of certain Nevada properties to evaluate each property’s potential and to prioritize exploration plans for each property.

Canagold Resources Ltd.

Form 20-F

Silver King (Nevada, USA)

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

Lightning Tree (Idaho, USA)

Lightning Tree property is located in Lemhi County, Idaho, on 4 unpatented claims near the Musgrove gold deposit.

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

Windfall Hills properties (British Columbia, Canada)

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round. The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

In April 2013, Canagold acquired 100% undivided interests in the two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

Canagold Resources Ltd.

Form 20-F

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

Princeton Property (British Columbia, Canada)

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

Canagold Resources Ltd.

Form 20-F

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected Canagold’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of Canagold for the three fiscal years ended December 31, 2021, 2020 and 2019 should be read in conjunction with the consolidated financial statements of Canagold and related notes included therein.

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

Form 20-F

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

Year ended December 31, 2021 compared with December 31, 2020

Canagold incurred a net loss of $1.8 million for fiscal 2021 which is nominally higher than the net loss of $1.7 million in fiscal 2020 (2019 - $1.0 million), with the former having higher operating expenses coupled with fair value losses from marketable securities in 2021 which were offset from mineral property option income in the same year. Net losses were impacted by different functional expense items.

Canagold has no sources of operating revenues. Operating losses were incurred for ongoing activities of Canagold in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit.

In 2020, corporate development activities of $63,000 involved mostly technical management review and associated expenses for possible new projects in the US and Canada and surface taxes for non material properties which have nil book value. In 2021, there were no corporate development activities as the primary focus was the drilling program and environmental baseline monitoring for the New Polaris project.

Canagold Resources Ltd.

Form 20-F

Remuneration for employees of $591,000 in 2021 was higher than prior years (2020 - $559,000 and 2019 - $462,000). A new technical senior officer was employed in June 2020. Director stipends were payable for only the latter half of 2020 which continued for subsequent periods. In April 2021, Canagold approved nominal increases in remuneration to two senior officers which were retroactive to January 1, 2021. Remunerations to technical senior officers were allotted to active exploration programs for Hard Cash and Windfall Hills properties in 2020, and for New Polaris from the third quarter of 2020 to fiscal 2021.

Overall general and administrative expenses of $295,000 were higher in 2021 with certain specific differences as compared to $228,000 in 2020 and $175,000 in 2019. Costs for audit and tax filings for US subsidiaries have increased. Nominal legal services were rendered in 2021 which were for corporate maintenance and annual filings. Cloud server costs increased in 2021 as additional features were needed to support operations and exploration activities as well as additional costs for server migration which were necessitated to comply with jurisdictional licensing rights. Premiums for directors and officers liability insurance have escalated due to heightened claim payouts in the insurance industry, and also the additional liability insurance coverage as Canagold progresses with the advancement of the New Polaris project. Regulatory expenses increased as the transfer agent manages its warrant indentures and from higher filing and annual listing fees. Office base rent increased effective August 2020 and for subsequent quarters thereafter, as the office lease will expire in July 2022.

Given the global pandemic of COVID 19, shareholder relations efforts were kept to a reduced level in early 2020. In the third quarter of 2020, shareholder relations increased significantly to raise the profile and market awareness of Canagold to support Canagold’s CAD$8.4 million financing and which continued into the fourth quarter, as commodity prices increased and the mobilization of drilling programs for two of its mineral properties and its proposed corporate restructuring in part to advance Canagold’s New Polaris project. These expenses continued into 2021 resulting in total costs of $446,000 but were less than the $514,000 in 2020 given stagnancy in the markets. In July 2021, a VP Corporate Development was hired to assist with shareholder relations activities.

Share based payments was higher in 2021 at $974,000 than prior years (2020 - $170,000 and 2019 - $120,000) due to more stock options being granted and vesting in 2021. In 2021, 4.3 million stock options were granted whereas only 840,000 stock options and 750,000 stock options were granted in 2020 and 2019 respectively.

The change in the fair value of marketable securities is attributable to changes in the quoted market prices of the investments up to their date of disposal or through to year end if continued to be held. For fiscal 2021, the fair values of marketable securities fell by $384,000 from their fair value from 2020 or from the fair value determined on acquisition of the investment or receipt of the investment as part of mineral property option receipts as opposed to gains of $760,000 in 2020. In the first quarter of 2020, the COVID 19 pandemic caused adverse global economic impact with similar negative effects to capital markets, resulting in reductions in the fair values of Canagold’s marketable securities. Precious metal prices surged in the remaining quarters in 2020 reaching new highs, causing the market prices of certain investments to significantly increase by the 2020 year end. This was also compounded by the substantial number of shares which Canagold received for the various properties which were optioned or sold to other parties as the fair values of such shares were $1.3 million at 2020 year end. In the third quarter of 2020, Canagold was active in disposing and realizing gains from its investments. During 2021 Canagold disposed of $656,000 of its investments as compared to $296,000 in 2020.

Canagold Resources Ltd.

Form 20-F

Interest expense for 2021 was $33,000 as compared to $39,000 in 2020 (2019 - $44,000). Interest expense arises from the accretion of the deferred royalty liability and on the lease liability for right-of-use asset for its office facilities.

Foreign exchange (loss) gain arises from fluctuations of the US$ from its US subsidiaries which uses US$ whereas Canagold’s functional currency is CAD$, and from non CAD$ based transactions. The weakened CAD$ relative to the US$ resulted in the foreign exchange loss in the first quarter of 2020 but reversed in the remaining quarters as the CAD$ strengthened. The CAD$ continued to show strength in 2021 and reaching new highs for the CAD$ relative to the US$.

Canagold terminated the property option agreement for the Hard Cash and Nigel properties, and accordingly wrote off its interests for $1.1 million in 2020.

Mineral property option income of $762,000 in 2021 was higher than the $251,000 in 2020 (2019 - $5,000). The cash and fair values of the shares and warrants were received in the fourth quarter of 2020 for the Princeton, Silver King and Lightning Tree properties. In 2020, Damara issued 9.9% of its outstanding common shares to Canagold on closing of the assignment at a fair value of $228,500 which reduced the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property and resulting in a nominal net amount of $500 being recorded as mineral property option income in 2020. In 2021 fourth quarter, cash, shares and warrants were received for the Princeton, Lightning Tree and Silver King properties; Canagold received Damara shares with a fair value of $588,800.

The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the period. Income tax recovery was recognized for the pro rata flow through exploration expenditures as Canagold was conducted its drilling programs for Windfall Hills and Hard Cash properties, especially in the 2020 third quarter, and drilling program for New Polaris property in the 2021 fourth quarter.

Canagold Resources Ltd.

Form 20-F

As at December 31, 2021, Canagold has mineral property interests which are comprised of the following:

	Canada		USA
($000s)	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon	Total

Acquisition Costs:

Balance, December 31, 2020	$3,927	$368	$1,641	$25	$5,961
Additions	13	-	-	-	13
Recoveries	-	-	(359)	-	(359)
Foreign currency translation adjustment	1	2	7		10
Balance, December 31, 2021	3,941	370	1,289	25	5,625

Deferred Exploration Expenditures:

Balance, December 31, 2020	6,683	1,046	1,573	557	9,859
Additions:
Exploration:
Assays and sampling	105	2	-	-	107
Community and social	3	-	-	-	3
Drilling	4,250	-	-	-	4,250
Engineering	34	-	-	-	34
Environmental	534	-	-	-	534
Field, camp, supplies	401	-	-	-	401
Fuel, gas, propane	296	-	-	-	296
General, administrative, sundry	14	-	3	-	17
Geology	570	-	-	-	570
Local labour	594	-	-	-	594
Machinery and equipment	136	-	-	-	136
Metallurgy	(7)	-	-	-	(7)
Rental and storage	83	-	20	1	104
Salaries	110	10	2	2	124
Surface taxes	10	-	-	17	27
Surveying	23	-	-	-	23
Transportation	1,062	-	-	-	1,062
Utilities	46	-	3	-	49
Recoveries	-	-	(61)	-	(61)
Foreign currency translation adjustment	21	4	7	2	34
Balance, December 31, 2021	14,968	1,062	1,547	579	18,156

Mineral property interests:
Balance, December 31, 2021	$18,909	$1,432	$2,836	$604	$23,781

In fiscal 2021, Canagold expended $8.3 million in exploration expenditures for its New Polaris property primarily for the 24,000 metre, 47 hole drilling programs which mobilized in May 2021 and its continuous monthly environmental baseline studies and camp site renovations. Recoveries for the Fondaway Canyon property are attributable to the cash of $100,000 and shares with fair value of $259,000 received from Getchell pursuant to the option agreement and for reimbursements for out-of-pocket expenses of $61,000 paid by Canagold.

Canagold Resources Ltd.

Form 20-F

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

Remuneration for employees in 2020 was higher than in 2019. Employee remuneration directly related to mineral exploration projects and corporate development were allocated to those specific activities rather than to operations. In the first quarter of 2019, Canagold continued with exploration programs for the Hard Cash and Princeton properties which were implemented in late 2018, as well as proceeded with updating the preliminary economic assessment for the New Polaris property which was filed in April 2019. In June 2019, prorated severance was paid to a senior officer who reduced his employment status, effectively increasing remuneration in the quarter. In the fourth quarter of 2019, remuneration increased due to the reduced exploration activity on Canagold’s mineral property interests which were completed in earlier months and from banked vacation days for employees. The reduced employment status in June 2019 and weaker CAD$ both contributed to lower remuneration in first quarter of 2020 in relation to the same quarter in 2019, even though higher allocations were realized for active exploration programs in early 2019. Bonuses were paid in the second quarter but were adjusted in the third quarter of 2020 which increased remuneration relative to the first quarter of 2020 and the comparable quarter in 2019. A new technical senior officer was employed in June 2020. Bonus accruals were recognized for 2020 given Canagold achieved significant financings to advance its New Polaris project and management had been able to option out Canagold’s non material properties in exchange for shares which shares significantly increase in market price by year end. No director stipends were payable in the first and second quarters of 2020 but were reinstated for the third quarter of 2020 based upon a fixed quarterly amount rather than a matrix involving Board committee appointments

Canagold Resources Ltd.

Form 20-F

Overall general and administrative expenses were higher in 2020 than in 2019. All segments of these expenses were higher in the current year relative to the prior comparative year. Audit fees represent the discrepancies from year end audit and tax accruals in 2019 with slight increase in audit fees in 2020 due to increased corporate activities from exploration programs, financings and corporate reorganization. Legal fees were higher in first quarter of 2019 for review of continuous disclosure documents with no such services being rendered in the remaining quarters of 2019 and in the first and second quarters of 2020. In the third quarter of 2020, legal fees were higher due to negotiations in the sale of the Lightning Tree property. Legal fees were also incurred for the name change and share consolidation which were in effect in December 2020. Except for foreign exchange translational effects, general and administrative and regulatory expenses do not tend to fluctuate given their fixed nature but would increase in the second quarter as Canagold normally holds its annual general shareholders meeting in June of each fiscal year. Cloud server migration was initiated in the third quarter of 2020 and continued into the fourth quarter which included software application setup and licenses, data and emails. Premiums for directors and officers liability insurance have escalated due to mitigating factors within the insurance industry and also the additional liability insurance coverage as Canagold progresses with the advancement of the New Polaris project. Office rent would only fluctuate due to changes in operating costs and property taxes but such amount increased effective August 2020 pursuant to the office lease.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Form 20-F

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

Form 20-F

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

The following table contains selected financial information of Canagold’s liquidity:

	December 31,
($000s)	2021	2020

Cash	$2,008	$6,117
Working capital	2,575	7,347

Canagold Resources Ltd.

Form 20-F

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

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000.Funds of $94,500 were received in 2018 with a final balance of $59,500 received in January 2019, net of legal fees.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

80

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

On October 28, 2021, Canagold closed a brokered private placement with Red Cloud Securities Inc. for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

In December 2021 and January 2022, Canagold closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, Canagold closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, Canagold closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100 and $179,700 was reallocated from reserve for share-based payments to share capital. Stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. Also warrants for 301,624 common shares were exercised for proceeds of $72,000, and $33,100 was reallocated from reserve for share-based payments to share capital.

Canagold Resources Ltd.

Form 20-F

In fiscal 2021, the Company granted the following stock options:

-

3.6 million stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 24, 2026, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

-

715,000 stock options to an officer and a consultant with an exercise price of CAD$0.52 of which 500,000 stock options have an expiry date of July 12, 2026 and 215,000 stock option with an expiry date of July 12, 2023, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In 2021, the Company received proceeds of $204,000 from the exercise of stock options and $72,000 from exercise of warrants and proceeds of $656,000 were realized from the disposition of marketable securities.

In 2021, the Company received the following cash and shares for property option agreements:

-	$100,000 cash and 537,550 shares from Getchell for the Fondaway Canyon and Dixie Comstock properties;

-	CAD$25,000 cash, 1.25 million shares and 1.25 million warrants from Ophir for the Lightening Tree property;

-	9.8 million shares from Damara for the Princeton property; and

-	$12,000 cash from Brownstone for the Silver King property.

As at December 31, 2021, Canagold’s marketable securities have a fair value of $1.3 million.

Canagold Resources Ltd.

Form 20-F

As at December 31, 2021, to maintain Canagold’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

(1)

Advance royalty payments of $250,000 remain payable as at December 31, 2021 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty.

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as Canagold determines which properties to continue to explore and which to abandon.

Canagold has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canagold as well as minimum exploration expenditure requirements. Under Item 5.F, further details of contractual obligations are provided as at December 31, 2021.

Canagold Resources Ltd.

Form 20-F

As Canagold performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon. Accordingly, the minimum expenditure commitments are reduced as Canagold narrows its interests. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, Canagold must make payments to the optionors and lease liability obligations for its office facilities as follows as at December 31, 2021:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$28	$28	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	250	35	105	105	5

Total	$28	$28	$-	$-	$-	$250	$35	$105	$105	$5

(1)	Advance royalty payments of $250,000 remain payable as at December 31, 2020 with annual payments of $35,000. Items 4.A and 4.D provide further details.

In February 2017, Canagold entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2021, Canagold is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2022	$21

$21

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

The directors and senior management of Canagold as of April 22, 2022 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
COOKE, Bradford (2), (3), (4), (5), (6) British Columbia, Canada

Chairman and Director of Canagold Resources Ltd.

(since January 22, 1987);

Chief Executive Officer

(from January 22, 1987 to January 13, 2014 and

from June 29, 2018 to October 17, 2018);

Chief Executive Officer (from July 25, 2002 to May 2021) and Director of Endeavour Silver Corp.

(since July 25, 2002).

Chairman and Director of Canagold Resources Ltd. (since January 22, 1987)

MALHOTRA, Deepak (2), (3), (5) Colorada, USA	President of Pro Solv Consulting, LLC (since July 2018); President of Resource Development Inc. (from June 1993 to July 2018).	Director (since June 29, 2015)

Canagold Resources Ltd.

Form 20-F

BURIAN, Martin (2), (4), (6) British Columbia, Canada

Managing Director of RCI Capital Group

(since January 2018);

Chief Financial Officer (part time) of Heffel Fine Art Auction House

(since April 2016);

Chief Financial Officer of ML Gold Ltd. (formerly, Cap-Ex Iron Ore Ltd.)

(from July 2013 to May 2017).

Director (since November 1, 2013)

ELDRIDGE, Scott British Columbia, Canada

Director of Canagold Resources Ltd.

(since June 29, 2018);

Director (since June 26, 2017) and CEO of Arctic Star Exploration Corp. (from June 26, 2017 to Oct. 23, 2018);

CFO of Amarillo Gold Corporation

(from October 8, 2014 to November 4, 2017);

President and CEO of Euroscandic International Group

(from October 2008 to October 2017)

Chief Executive Officer (since October 17, 2018)

BILES, Garry British Columbia, Canada	Vice-President, Mining, of Canagold Resources Ltd. (from March 1, 2007 to May 31, 2008)	President and Chief Operating Officer (since June 1, 2008)

GILL, Troy British Columbia, Canada	Exploration Manager of Sanatana Resources Inc. (from June 2008 to November 2019)	Vice-President (Exploration) (since June 2020)

Canagold Resources Ltd.

Form 20-F

HENDERSON, Knox British Columbia, Canada	Investor Relations Advisor of Great Bear Resources Ltd. and Kodiak Cooper Corp. (from October 2016 to June 2021)	Vice-President (Corporate Development) (since July 2021)

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

At the Company’s annual general meeting on June 21, 2021, Messrs. Bradford Cooke, Martin Burian, Scott Eldridge, Andrew Bowering and Deepak Malhotra were re-elected to the Board of Directors for the ensuing year. Mr. Andrew Bowering resigned from the Board on March 15, 2022.

No director or officer has any family relationship with any other director or officer. The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of Canagold. Officers hold office at the pleasure of the directors.

Canagold Resources Ltd.

Form 20-F

To the best of Canagold’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of Canagold’s officers or directors was selected as an officer or director of Canagold, other than as disclosed in this Form 20-F.

6.B Compensation

Statement of Executive Compensation

Canagold is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to Canagold’s directors and officers that has been disclosed to Canagold’s shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2021, the aggregate compensation incurred by Canagold to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$856,700 of which CAD$188,600 was for bonuses.

The table below discloses information with respect to executive compensation paid by Canagold to its directors and officers for the fiscal year ended December 31, 2021. The following table sets forth, for the periods indicated, the compensation of the directors and officers.

Canagold Resources Ltd.

Form 20-F

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

					Non-equity incentive plan compensation (3) ($)
Name and principal position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Annual incentive plans (3)	Long-term incentive plans (4)	Pension value (5) ($)	All other compensation (6) ($)	Total compensation (7) ($)
Bradford J. Cooke (8)	2021	Nil	Nil	$191,497	Nil	Nil	Nil	$8,000	$199,497
Director, Chairman and former Chief Executive Officer	2020	Nil	Nil	$21,400	Nil	Nil	Nil	$4,000	$25,400
	2019	Nil	Nil	$33,151	$30,000	Nil	Nil	$10,000	$73,151
Martin Burian	2021	Nil	Nil	$153,197	Nil	Nil	Nil	$8,000	$161,197
Director	2020	Nil	Nil	$11,680	Nil	Nil	Nil	$4,000	$15,680
	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$8,000	$19,621
Deepak Malhotra	2021	Nil	Nil	$153,197	Nil	Nil	Nil	$8,000	$161,197
Director	2020	Nil	Nil	$11,680	Nil	Nil	Nil	$4,000	$15,680
	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$6,000	$17,621
Andrew Bowering (9)	2021	Nil	Nil	$191,497	Nil	Nil	Nil	$8,000	$199,497
Former Director	2020	N/A	N/A	Nil	Nil	Nil	Nil	$2,000	$2,000
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Kai Hoffmann (10)	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	Nil	Nil	$11,621	Nil	Nil	Nil	$6,500	$18,121
Scott Eldridge (11)	2021	$226,008	Nil	$248,946	$84,000	Nil	Nil	Nil	$558,954
Director and Chief Executive Officer	2020	$174,844	Nil	$21,400	$72,000	Nil	Nil	Nil	$268,244
	2019	$168,699	Nil	$19,369	$43,000	Nil	Nil	Nil	$231,067
Garry D. Biles (12)	2021	$86,400	Nil	$114,898	$25,600	Nil	Nil	Nil	$226,898
President and COO	2020	$86,400	Nil	$8,270	$28,800	Nil	Nil	Nil	$123,470
	2019	$139,118	Nil	$7,748	$137,100	Nil	Nil	Nil	$283,966
Troy Gill (13)	2021	$140,607	Nil	$191,497	$42,240	Nil	Nil	Nil	$374,344
Vice-President, Exploration	2020	$77,247	Nil	$4,350	$23,760	Nil	Nil	Nil	$105,357
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jacob Margolis (14)	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Vice-President, Exploration	2020	$72,326	Nil	$8,223	Nil	Nil	Nil	Nil	$80,549
	2019	$149,819	Nil	$8,223	Nil	Nil	Nil	Nil	$158,042
Knox Henderson (15)	2021	$60,000	Nil	$205,998	$16,800	Nil	Nil	Nil	$282,798
Former Vice-President, Exploration	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Philip Yee	2021	$123,082	Nil	$114,898	$20,000	Nil	Nil	Nil	$257,980
Chief Financial Officer and Vice-President, Finance and Secretary	2020	$119,401	Nil	$8,270	$21,769	Nil	Nil	Nil	$149,440
	2019	$120,381	Nil	$7,748	$13,000	Nil	Nil	Nil	$141,129

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.

Canagold Resources Ltd.

Form 20-F

91

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

(9)	Mr. Andrew Bowering was nominated to the Board of Directors effective August 18, 2020 and resigned on March 15, 2022.

(10)	Mr. Kai Hoffmann was nominated to the Board of Directors effective June 29, 2018 and resigned on July 11, 2020.

(11)	Mr. Scott Eldridge was nominated to the Board of Directors effective June 29, 2018 and was appointed Chief Executive Office effective October 17, 2018.

(12)	Mr. Garry Biles was paid a pro rata severance of CAD$120,000 on May 31, 2019 for 60% reduction in employment with Canagold.

(13)	Mr. Troy Gill was appointed Vice-President (Exploration) effective June 15, 2020.

(14)	Dr. Jacob Margolis was appointed Vice-President (Exploration) effective January 5, 2018 and left Canagold in May 2020.

(15)	Mr. Knox Henderson was appointed Vice-President (Corporate Development) effective July 5, 2021.

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of Canagold.

The following table sets forth information concerning outstanding stock options under Canagold’s Stock Option Plan as at December 31, 2021 to each director and officer of Canagold. No SARs were outstanding.

Canagold Resources Ltd.

Form 20-F

Options and Stock Appreciation Rights (“SARs”)

The following table discloses incentive stock options which were granted to directors and officers during the fiscal year ended December 31, 2021:

SUMMARY OF STOCK OPTIONS

GRANTED TO DIRECTORS AND OFFICERS

From January 1, 2021 to December 31, 2021

Name and Principal Position	Date of Grant	Title of Underlying Security	Number of Underlying Security	Exercise Price per Share (CAD$)	Expiry Date
Bradford J. Cooke
Chairman and Director	June 24, 2021 (1)	Common shares	500,000	$0.50	June 24, 2026

Martin Burian
Director	June 24, 2021 (1)	Common shares	400,000	$0.50	June 24, 2026

Deepak Malhotra
Director	June 24, 2021 (1))	Common shares	400,000	$0.50	June 24, 2026

Andrew Bowering (2)
Director	June 24, 2021 (1)	Common shares	500,000	$0.55	June 24, 2026

Scott Eldridge
Director and Chief Executive Officer	June 24, 2021 (1)	Common shares	650,000	$0.50	June 24, 2026

Garry Biles
President and Chief Operating Officer	June 24, 2021 (1)	Common shares	300,000	$0.50	June 24, 2026

Troy Gill
Vice-President (Exploration)	June 24, 2021 (1)	Common shares	500,000	$0.50	June 24, 2026

Knox Henderson (3)
Vice-President	July 12, 2021 (1)	Common shares	500,000	$0.55	July 12, 2026
(Corporate Development)

Philip Yee
Chief Financial Officer and Vice-President (Finance) and Secretary	June 24, 2021 (1)	Common shares	300,000	$0.50	June 24, 2026

(1)	These stock options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(2)	Mr. Andrew Bowering was nominated to the Board of Directors effective August 18, 2020 and resigned effective March 15, 2022.

(3)	Mr. Knox Henderson was appointed Vice-President (Corporate Development) effective July 5, 2021.

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Canagold Resources Ltd.

Form 20-F

Pension Plan

Canagold does not have any pension plan arrangements in place.

Report on Executive Compensation

Canagold’s executive compensation program is administered by the Compensation Committee on behalf the board of directors (the “Board”).

Compensation of Directors

Mr. Bradford J. Cooke, the former Chief Executive Officer and a Director of Canagold, previously received compensation as consideration for his duties as an operating officer of Canagold; Mr. Cooke was Chief Executive Officer (Interim) from June 29, 2018 to October 17, 2018 but remains Chairman and a Director. At a Compensation Committee meeting held in 2020, Mr. Cooke received bonuses of CAD$30,000 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions.

In March 2018, the Compensation Committee approved quarterly stipends to Board members in which the Chairman shall receive CAD$2,500 per quarter and each Director shall receive CAD$1,000 per quarter, excluding a director who is an executive officer. In March 2019, the Compensation Committee re-approved Board and Committee fees for 2019. In March 2020, the Compensation Committee approved that no Board stipends and no Board Committee fees will be payable for 2020 given the negative global economic impacts from the COVID-19 pandemic. In June 2020, the Compensation Committee reinstated directors stipend at CAD$2,000 per quarter per non executive director effective July 1, 2020. In March 2021, the Compensation Committee re-approved directors stipend at CAD$2,000 per quarter per non executive director.

During the year ended December 31, 2021, Canagold granted 2.45 million stock options to directors. The stock options have an exercise price of CAD$0.50 and an expiry date of June 24, 2026, and are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

Canagold Resources Ltd.

Form 20-F

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

No funds were set aside or accrued by Canagold or its subsidiaries during the year ended December 31, 2021 to provide pension, retirement or similar benefits for directors or officers of Canagold pursuant to any existing plan provided or contributed to by Canagold or its subsidiaries under applicable Canadian laws.

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

Canagold Resources Ltd.

Form 20-F

The CEO prepares recommendations for the Compensation Committee which in turn makes a recommendation to the Board with respect to the bonuses to be paid to the executive officers and to senior management.

In 2020, Canagold paid bonuses of CAD$103,100 related to corporate performance for 2019 fiscal year; in 2021 paid bonuses of CAD$146,360 for 2020 fiscal year; and in 2022, approved bonuses of CAD$188,640 for 2021 fiscal year. Canagold has made significant corporate advancements over the past years including substantial gains and significantly improved its financial resources and working capital as well as advancing its material mineral project, New Polaris, and optioning out certain of its immaterial mineral properties.

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

During the year ended December 31, 2021, Canagold granted 1.6 million stock options to senior officers, excluding the CEO who is also a Director, of which 1.1 million stock options have an exercise price of CAD$0.50 and an expiry date of June 24, 2026 and 500,000 stock options have an exercise price of $0.52 and an expiry date of July 12, 2026. The stock options are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter

Other Compensation

Mr. Bradford Cooke received a bonus of CAD$30,000 in 2020 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions for 2019.

Canagold Resources Ltd.

Form 20-F

Directors’ and Officers’ Liability Insurance

From 2019 to 2021, Canagold maintains its directors and officers liability insurance coverage of CAD$10 million with annual premiums of CAD$19,500 in 2019, CAD$35,000 in 2020, and CAD$35,300 in 2021 which included additional insurance coverages for 2020 and 2021.

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

The Board of Directors

The Board currently consists of four directors, of which three directors (Messrs. Bradford Cooke, Martin Burian and Deepak Malhotra) are currently “independent” in the context of the Policy. Mr. Scott Eldridge is not an independent director because he has been Chief Executive Officer of Canagold since October 17, 2018.

Directors are elected at Canagold’s annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Bradford Cooke	35
Martin Burian	9
Deepak Malhotra	7
Scott Eldridge	3

Canagold Resources Ltd.

Form 20-F

Certain directors of Canagold are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers

Bradford Cooke	Endeavour Silver Corp.
Aztec Minerals Corp.
Radius Gold Inc.

Martin Burian	Nanalysis Scientific Corp.
Elysee Development Corp.
Assure Holdings Corp.

Deepak Malhotra	Goldplay Mining Inc.

Scott Eldridge	Arctic Star Exploration Corp.
Ritual Superfoods Inc.
Nevada Lithium Resources Inc.
African Gold Group, Inc.

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

Canagold Resources Ltd.

Form 20-F

Bradford J. Cooke is the Chairman of the Board of Directors of Canagold. Martin Burian, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts.

Since January 1, 2007, Canagold has held board meetings at least quarterly and at which the majority, if not all, Board members have attended, either in person or by audio or video conference call, during the time in which they were directors of Canagold.

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of Canagold. Directors are required to act and exercise their powers with reasonable prudence in the best interests of Canagold. The Board agrees with and confirms its responsibility for overseeing management’s performance in the following particular areas:

•	the strategic planning process of Canagold;

•	identification and management of the principal risks associated with the business of Canagold;

•	planning for succession of management;

•	Canagold’s policies regarding communications with its shareholders and others; and

•	the integrity of the internal controls and management information systems of Canagold.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of Canagold and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the Board and/or of its committees. The CEO reports directly to the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of Canagold. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with Canagold’s activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of Canagold. At least annually, the Board reviews management’s report on its business and strategic plan and any changes with respect to risk management and succession planning.

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

Ethical Business Conduct

Canagold has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to Canagold’s Annual Information Form dated March 28, 2022.

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

Canagold Resources Ltd.

Form 20-F

In 2019, the Compensation Committee approved stipends for Board members whereby the Chairman will receive a quarterly fee of CAD$2,500 and Directors a quarterly fee of CAD$1,000. In March 2020, the Compensation Committee, as approved by the Board, recommended the cessation of all Directors and Board Committees stipends during the COVID-19 pandemic which was reinstated in June 2020 whereby each non executive Board members will receive a stipend of CAD$2,000 per quarter. In 2021, the stipend of CAD$2,000 per quarter per non executive Board members were re-approved.

Audit Committee

The Audit Committee is comprised of:

Chairman:	Martin Burian

Members:	Deepak Malhotra and Bradford Cooke (interim)

The mandate of the Audit Committee is as follows:

The Audit Committee will assist the Board of Directors (the “Board”) of Canagold in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and Canagold’s process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as Canagold’s business, operations and risks.

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

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

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

Committee	Members	Mandate
Nomination	Martin Burian (Chairman) Bradford Cooke (interim)

The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.

Compensation	Deepak Malhotra (Chairman) Bradford Cooke (interim)

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

Canagold Resources Ltd.

Form 20-F

The Board has also a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
Chief Executive Officer or President, and Vice-President or Manager of Investor Relations, if any	A Disclosure Policy Committee oversees corporate disclosure practices and ensures implementation and adherence to this policy. The Disclosure Policy Committee’s responsibilities include:

	•	maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;

	•	developing and implementing procedures to regularly review;

	•	update and correct corporate disclosure information, including information on the Internet website;

	•	bringing this policy to the attention of directors, management and staff;

	•	monitoring compliance with this policy and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;

	•	reviewing this policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and

	•	ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in this policy.

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

6.D Employees

Canagold’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 22, 2022, Canagold had a staff of three full time and three part time employees based in Vancouver, BC, Canada.

Canagold Resources Ltd.

Form 20-F

6.E Share Ownership

As at April 22, 2022, the share ownership and number of stock options of the directors and officers of Canagold are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Bradford J. Cooke	2,932,195	3.39%	100,000	$0.30	June 27, 2024
Chairman and Director			120,000	$0.40	June 29, 2023
			60,000	$0.40	March 21, 2024
			100,000	$0.50	June 2, 2022
			160,000	$0.50	June 29, 2025
			500,000	$0.50	June 24, 2026

Martin Burian	200,000	0.23%	60,000	$0.30	June 27, 2024
Director			80,000	$0.40	June 29, 2023
			60,000	$0.50	June 2, 2022
			80,000	$0.50	June 29, 2025
			400,000	$0.50	June 24, 2026

Deepak Malhotra	203,333	0.24%	60,000	$0.30	June 27, 2024
Director			80,000	$0.40	June 29, 2023
			60,000	$0.50	June 2, 2022
			80,000	$0.50	June 29, 2025
			400,000	$0.50	June 24, 2026

Scott Eldridge	616,500	0.71%	100,000	$0.25	November 12, 2023
Chief Executive Officer and Director			100,000	$0.30	November 12, 2023
			100,000	$0.30	June 27, 2024
			80,000	$0.40	June 29, 2023
			160,000	$0.50	June 29, 2025
			650,000	$0.50	June 24, 2026

Garry Biles	275,552	0.32%	40,000	$0.30	June 27, 2024
President and Chief Operating Officer			100,000	$0.40	June 29, 2023
			120,000	$0.50	June 2, 2022
			60,000	$0.50	June 29, 2025
			300,000	$0.50	June 24, 2026

Troy Gill	Nil	Nil%	60,000	$0.50	June 29, 2025
Vice-President (Exploration)			500,000	$0.50	June 24, 2026

Knox Henderson	100,000	0.11%	500,000	$0.52	July 12, 2026
Vice-President (Corporate Development)

Philip Yee	68,084	0.08%	40,000	$0.30	June 27, 2024
Chief Financial Officer and Vice-President (Finance) and Secretary			60,000	$0.40	June 29, 2023
			70,000	$0.50	June 2, 2022
			60,000	$0.50	June 29, 2025
			300,000	$0.50	June 24, 2026

(1)	As at April 22, 2022, Canagold had 86,559,596 common shares issued and outstanding.

(2)	Common shares.

Canagold Resources Ltd.

Form 20-F

As at April 22, 2022, 4,395,664 common shares of Canagold were beneficially owned, directly or indirectly, by the directors and executives, as a group, representing 5.08% of Canagold’s issued and outstanding voting securities (86,559,596 common shares).

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

Details of all total outstanding options, warrants and other rights to purchase securities of Canagold and its subsidiaries as at April 22, 2022 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 22, 2022 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

410,000	$0.50	June 2, 2017	June 2, 2022
520,000	$0.40	June 29, 2018	June 29, 2023
215,000	$0.52	July 12, 2021	July 12, 2023
200,000	$0.275	November 12, 2018	November 12, 2023
60,000	$0.40	March 21, 2019	March 21, 2024
400,000	$0.30	June 27, 2019	June 27, 2024
680,000	$0.50	June 29, 2020	June 29, 2025
3,10,000	$0.50	August 19, 2020	June 24, 2026
500,000	$0.52	June 24, 2021	July 12, 2026

6,085,000	TOTAL

Of the 6,085,000 outstanding stock options, only 4,177,500 stock options are exercisable as at April 22, 2022.

Canagold Resources Ltd.

Form 20-F

Warrant Summary Chart

Warrants which are outstanding as of April 22, 2022 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Issued	Expiry Dates

4,000,000	$0.65	October 7, 2020	October 7, 2022
6,500,000	$0.65	November 12, 2020	November 12, 2022
385,200	$0.65	November 12, 2020	November 12, 2022
638,510	$0.75	October 28, 2021	October 28, 2023

11,523,710	TOTAL

Stock Option/Share Incentive Plan

Canagold’s directors and shareholders have approved a Share Incentive Plan (the “Plan”). The Plan was initially approved by the TSX in 1996. The principal purposes of the Plan are to promote a proprietary interest in Canagold among its directors, officers and employees; to retain, attract and motivate the qualified managers of Canagold; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of Canagold.

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

Canagold Resources Ltd.

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

As at March 31, 2022, there are no persons or groups known to Canagold to beneficially own 5% or more of Canagold’s issued and outstanding common shares, except for 2176423 Ontario Ltd., a corporate entity controlled by Mr. Eric Sprott, and SunValley Company DMCC.

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

As at April 22, 2022, 2176423 Ontario Ltd. owned 7,140,371 common shares of Canagold representing an 8.25% interest in Canagold and SunValley Company DMCC owned 3,700,000 common shares for an 9.36% interest. 2176423 Ontario Ltd. and SunValley Company DMCC do not exert control over Canagold nor over its Board of Directors nor have any nominees appointed to its Board of Directors, are not actively involved in the operations of Canagold, and do not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge, except as disclosed in this Form 20-F.

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

Canagold Resources Ltd.

Form 20-F

All shares of Canagold, including all those held by any major shareholders, are common shares with similar voting rights. As of March 31, 2022 there were 86,559,596 common shares of Canagold which were issued and outstanding. Based on the records of Canagold’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 312 registered holders of Canagold’s common shares resident in the United States (72.76% of all registered holders) holding 12,360,124 common shares. This number represents approximately 14.28% of the total issued and outstanding common shares of Canagold at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of Canagold’s knowledge, Canagold is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 22, 2022, there is no arrangement known to Canagold which may at a subsequent date result in a change of control of Canagold.

7.B Related Party Transactions

For the fiscal year ended December 31, 2021 Canagold had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Canagold Resources Ltd.

Form 20-F

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2021, 2020 and 2019 include:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2021	2020	2019	2021	2020

Key management compensation:
Executive salaries and remuneration (1)	$567	$562	$455	$126	$118
Severance	-	-	90	-	-
Directors fees	26	33	20	-	-
Share-based payments	929	148	101	-	-
	$1,522	$743	$666	$126	$118

Net office, sundry, rent and salary allocations recovered from (incurred to) company sharing a common director (2)	$8	$5	$4	$1	$1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The company is AzMin.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Canagold shares common office facilities, employee and administrative support, and office sundry with AzMin, and such allocations to AzMin are on a full cost recovery basis. Any balances due from (to) related parties are payable on demand.

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

Canagold Resources Ltd.

Form 20-F

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in Canagold’s audited financial statements and other than transactions carried out in the ordinary course of business of Canagold or any of its subsidiaries, none of the directors or senior officers of Canagold, a proposed management nominee for election as a director of Canagold, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of Canagold nor an associate or affiliate of any of the foregoing persons had since January 1, 2021 (being the commencement of Canagold’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge.

Canagold’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which Canagold may participate, the directors of Canagold may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Also, certain directors and officers of Canagold are directors, officers and / or employees of AzMin. The interests of these companies may differ from time to time. Item 6.C provide further details.

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

(a)	Consolidated Statements of Financial Position as of December 31, 2021 and 2020;

(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2021, 2020 and 2019;

(c)	Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2021, 2020 and 2019;

(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2021 2020 and 2019; and

(e)	Notes to the consolidated financial statements.

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

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

8.B Significant Changes

There has been no significant change in the financial condition of Canagold since December 31, 2021 other than as disclosed in this Form 20-F and in Canagold’s continuous disclosure documents.

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

Form 20-F

(b)	Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

See (a), above. A director does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as director, officer, employee or agent of Canagold or of an affiliate of Canagold.

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

Form 20-F

118

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

For further information, refer to the full text of the Notice of Articles and Articles of Canagold, which are available online at www.sedar.com as part of Canagold’s publicly available filings under the heading “Other”, as filed on November 10, 2005.

10.C Material Contracts

The following executive employment agreements are in effect:

-	An Employment Agreement between Canagold and Mr. Scott Eldridge was signed on October 15, 2018, as amended on May 28, 2021, in respect of Mr. Eldridge’s capacity as Chief Executive Officer for Canagold. The employment agreement provides that Mr. Eldridge’s base remuneration is CAD$210,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold.

-	An Executive Employment Agreement between Canagold and Mr. Garry Biles was signed on January 23, 2007, as amended on June 1, 2011, January 1, 2012, June 26, 2014 and May 31, 2019, in respect of Mr. Biles’ capacity as Chief Operating Officer and President for Canagold. The employment agreement provides that Mr. Biles’ base remuneration is CAD$80,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold.

-	An Executive Employment Agreement between Canagold and Mr. Philip Yee was signed on June 26, 2014, as amended on February 9, 2017 and May 28, 2021, in respect of Mr. Yee’s capacity as Chief Financial Officer for Canagold. The employment agreement provides that Mr. Yee’s base remuneration is CAD$200,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold. As amended on February 9, 2017, Mr. Yee’s base remuneration will be shared equally with AzMin.

-	An Employment Agreement between Canagold and Mr. Troy Gill was signed on June 12, 2020, in respect of Mr. Gill’s capacity as Vice President of Exploration for Canagold. The employment agreement provides that Mr. Gill’s base remuneration is CAD$132,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold.

-	A Corporate Communications Agreement between Canagold and Mr. Knox Henderson was signed on July 5, 2021, in respect of Mr. Henderson’s capacity as Vice President of Corporate Development for Canagold. The agreement provides that Mr. Henderson’s base remuneration is CAD$120,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of Canagold.

Canagold Resources Ltd.

Form 20-F

For the two years immediately preceding April 22, 2022, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which Canagold or any member of the group was a party, and other than as disclosed in this Form 20-F and in its continuous disclosure filings. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

10.D Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Canagold’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of Canagold) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Canagold was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of Canagold and the value of the assets of Canagold, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Canagold. An investment in the common shares by a WTO Investor, or by a non-Canadian when Canagold was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of Canagold and the value of the assets of Canagold, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount. A non-Canadian would acquire control of Canagold for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Canagold unless it could be established that, on the acquisition, Canagold was not controlled in fact by the acquirer through the ownership of the common shares.

Canagold Resources Ltd.

Form 20-F

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of Canagold in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of Canagold by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Canagold, through the ownership of the common shares, remained unchanged.

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

Canagold Resources Ltd.

Form 20-F

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Canagold’s Common Shares that is for U.S. federal income tax purposes:

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

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

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

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

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

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

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

Canagold Resources Ltd.

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property”. Shares of common stock of Canagold will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Canagold belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

Canagold Resources Ltd.

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

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

Canagold Resources Ltd.

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

Quantitative and qualitative disclosures about market risk are provided in Canagold’s audited consolidated financial statements for the year ended December 31, 2021 and the notes thereto.

Item 3.D provides information concerning risk factors.

Management of Capital

Canagold is an exploration stage company and this involves a high degree of risk. Canagold has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. Canagold’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities Canagold is not subject to any externally imposed capital requirements.

Canagold Resources Ltd.

Form 20-F

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

There were no changes in Canagold’s approach to capital management during the year ended December 31, 2021.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold’s credit risk is primarily attributable to its liquid financial assets including cash. Canagold limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

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

Canagold ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account Canagold’s holdings of cash and its ability to raise equity financings. As at December 31, 2021, the Company had a working capital (current assets less current liabilities) of $2.6 million (2020 – $7.3 million). Canagold has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2022.

Canagold Resources Ltd.

Form 20-F

The following schedule provides the contractual obligations related to the deferred royalty payments and lease liability payments as at December 31, 2021 and 2020:

	Payments due by Period (CAD$000)					Payments due by Period (US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$28	$28	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	250	35	105	105	5

Total, December 31, 2021	$28	$28	$-	$-	$-	$250	$35	$105	$105	$5

Basic office lease	$76	$48	$28	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total, December 31, 2020	$76	$48	$28	$-	$-	$285	$35	$105	$105	$40

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

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

Form 20-F

Canagold is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	2021	2020

Cash	$1,701	$5,622
Marketable securities	1,300	1,323
Receivables	1	87
Accounts payable and accrued liabilities	(800)	(308)
Lease liability	(21)	(51)

Net financial assets (liabilities), December 31	$2,181	$6,673

Based upon the above net exposure as at December 31, 2021 and assuming all other variables remain constant, a 10% (2020 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $218,000 (2020 - $1.0 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

Canagold has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk:

In respect of financial assets, Canagold’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to Canagold as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2021 and assuming all other variables remain constant, a net increase or decrease of 75% (2020 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $975,000 (2020 - $1.1 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. – D.

Not Applicable.

Canagold Resources Ltd.

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

Form 20-F

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

Management conducted an evaluation of the design and operation of Canagold’s internal control over financial reporting as of December 31, 2021 based on the criteria in a framework developed by Canagold’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including Canagold’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2021, Canagold’s internal control over financial reporting was effective.

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

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

During the fiscal year ended December 31, 2021, Canagold did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Canagold Resources Ltd.

Form 20-F

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of Canagold:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2021 Fiscal Year (CAD$)	2020 Fiscal Year (CAD$)

(a) Audit Fees	$55,000	$42,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	$5,000	$8,500

(d) All Other Fees	Nil	Nil

At an Audit Committee meeting held in March 2022, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2022 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2022, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. There were no hours expended on the principal accountant’s engagement to audit Canagold’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

Canagold Resources Ltd.

Form 20-F

16.F Change in Company’s Certifying Accountant

None.

16.G Corporate Governance

Not applicable.

16.H Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2021, Canagold had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Canagold Resources Ltd.

Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Canagold have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1	Report of Independent Registered Public Accounting Firm dated March 28, 2022	152-153
1.2

Consolidated statements of financial position as at December 31, 2021 and 2020 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2021, 2020 and 2019.

154-201

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

SIGNATURE

Canagold hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 29, 2022.

CANAGOLD RESOURCES LTD.

Per:

/s/ Scott Eldridge
Scott Eldridge, Chief Executive Officer

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2021, 2020 and 2019

Canagold Resources Ltd.

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANAGOLD RESOURCES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has an accumulated deficit of $51.1 million as at December 31, 2021. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Canagold Resources Ltd.

Form 20-F

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Chartered Professional Accountants

We have served as the Company’s auditor since 2008.

Smythe LLP

Vancouver, Canada

Auditor firm ID:  995

March 28, 2022

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2021	2020

ASSETS

CURRENT ASSETS
Cash		$2,008	$6,117
Marketable securities	7	1,300	1,323
Receivables and prepaids		450	297
Total Current Assets		3,758	7,737

NON-CURRENT ASSETS
Mineral property interests	8	23,781	15,820
Equipment	9	44	83
Total Non-Current Assets		23,825	15,903
Total Assets		$27,583	$23,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	$929	$324
Flow through premium liability	10(a)	198	-
Deferred royalty liability, current	10(b)	35	35
Lease liability, current	10(c)	21	31
Total Current Liabilities		1,183	390

LONG TERM LIABILITIES
Deferred royalty liability, long term	10(b)	107	116
Lease liability, long term	10(c)	-	20
Total Long Term Liabilities		107	136
Total Liabilities		1,290	526

SHAREHOLDERS' EQUITY
Share capital	11(b)	77,753	73,595
Reserve for share-based payments		1,676	821
Accumulated other comprehensive loss		(2,049)	(2,044)
Deficit		(51,087)	(49,258)
Total Shareholders' Equity		26,293	23,114
Total Liabilities and Shareholders' Equity		$27,583	$23,640

Nature of operations and going concern (Note 1)

Commitments (Note 15)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2021	2020	2019

Expenses:
Amortization	9	$55	$48	$48
Corporate development	12 and 13	-	63	31
Employee and director remuneration	13	591	559	462
General and administrative	12 and 13	295	228	175
Shareholder relations		446	514	116
Share-based payments	11(c) and 13	974	170	120

Operating loss		(2,361)	(1,582)	(952)
Interest and other income		7	11	35
Change in fair value of marketable securities	7	(384)	760	(131)
Flow through financing costs	10(a)	-	(8)	-
Interest and finance charges	10(b) and (c)	(33)	(39)	(44)
Foreign exchange (loss) gain		(29)	17	41
Write-off of mineral property interest	8(a)(iv)	-	(1,127)	-
Mineral property option income	8(a) and (b)	762	251	5

Net loss before income tax		(2,038)	(1,717)	(1,046)

Income tax recovery	10(a)	206	9	3

Net loss for the year		(1,832)	(1,708)	(1,043)

Other comprehensive income (loss):
Item that will or may be reclassified to profit or loss:
Foreign currency translation adjustment		(5)	453	756

Comprehensive loss for the year		$(1,837)	$(1,255)	$(287)

Basic and diluted loss per share		$(0.03)	$(0.03)	$(0.02)

Weighted average number of common shares outstanding		72,717,550	52,298,078	45,775,307

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2018	43,670,965	$66,305	$734	$(3,253)	$(46,712)	$17,074
Private placement, net of share issue costs	4,745,971	1,084	-	-	-	1,084
Property acquisition (Note 11(b)(ii))	115,000	23	-	-	-	23
Share issue expenses	-	(93)	-	-	-	(93)
Finders fee warrants	-	(32)	32	-	-	-
Share-based payments	-	-	120	-	-	120
Cancellation and expiration of stock options	-	-	(155)	-	155	-
Expiration of finders fee warrants	-	-	(22)	-	22	-
Comprehensive loss for the year	-	-	-	756	(1,043)	(287)
Balance, December 31, 2019	48,531,936	67,287	709	(2,497)	(47,578)	17,921
Private placement	21,000,000	6,373	-	-	-	6,373
Exercise of stock options	576,000	236	(98)	-	-	138
Exercise of share appreciation rights	143,303	59	(49)	-	(10)	-
Share issue expenses	-	(233)	-	-	-	(233)
Finders fee warrants	-	(127)	127	-	-	-
Share-based payments	-	-	170	-	-	170
Cancellation and expiration of stock options	-	-	(38)	-	38	-
Comprehensive loss for the year	-	-	-	453	(1,708)	(1,255)
Balance, December 31, 2020	70,251,239	73,595	821	(2,044)	(49,258)	23,114
Private placement	11,201,849	4,126	-	-	-	4,126
Exercise of stock options	650,000	384	(180)	-	-	204
Exercise of share appreciation rights	104,884	56	(59)	-	3	-
Exercise of warrants	301,624	105	(33)	-	-	72
Share issue expenses	-	(363)	-	-	-	(363)
Finders fee warrants	-	(150)	150	-	-	-
Share-based payments	-	-	974	-	-	974
Comprehensive loss for the year	-	-	3	(5)	(1,832)	(1,834)
Balance, December 31, 2021	82,509,596	$77,753	$1,676	$(2,049)	$(51,087)	$26,293

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars

		Years ended December 31,
	Notes	2021	2020	2019

Cash provided from (used by):

Operations:
Net loss for the year		$(1,832)	$(1,708)	$(1,043)
Items not involving cash:
Accrued interest		33	24	44
Amortization		55	48	48
Change in fair value of marketable securities		384	(760)	131
Income tax recovery		(206)	(9)	(3)
Share-based payments		974	170	120
Write-off of mineral property interest	8(a)(iv)	-	1,127	-
Mineral property option income	8(a),(b)	(753)	(251)	(5)
		(1,345)	(1,359)	(708)
Changes in non-cash working capital items:
Receivables and prepaids		(153)	(221)	11
Accounts payable and accrued liabilities		605	173	(116)
Net cash used by operating activities		(893)	(1,407)	(813)

Financing:
Issuance of common shares, net of share issuance costs		4,165	6,140	1,008
Exercise of stock options		204	138	-
Exercise of warrants		72	-	-
Lease payments		(38)	(35)	(36)
Net cash provided from financing activities		4,403	6,243	972

Investing:
Mineral property interests, net of recoveries		(8,190)	(793)	(1,153)
Deferred royalty payment	10(b)	-	-	(35)
Proceeds from disposition of marketable securities	7	656	296	518
Proceeds from promissory note receivable	6	-	-	59
Expenditures for equipment	9	(16)	(4)	(8)
Net cash used by investing activities		(7,550)	(501)	(619)

Unrealized foreign exchange (loss) gain on cash		(69)	(141)	54

(Decrease) increase in cash		(4,109)	4,194	(406)
Cash, beginning of year		6,117	1,923	2,329
Cash, end of year		$2,008	$6,117	$1,923

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars

		Years ended December 31,
	Notes	2021	2020	2019

Non-cash financing and investing activities:

Fair value of marketable securities received from option on mineral property interests		$1,010	$691	$-

Fair value of common shares issued for:
Mineral property interests	11(a)(ii) and (iii)	-	-	23

Fair value allocated to common shares issued on exercise of:
Stock options		180	98	-
Share appreciation rights	11(b)(i)	59	49	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	11(b)(i) and (ii)	150	127	32

Expiration of:
Stock options		-	38	155
Finders fee warrants		-	-	22

Share issuance costs included in Accounts Payable		-	-	5

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		21	26	17

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

The Company has no operating revenues, has incurred a significant net loss of $1.8 million in 2021 (2020 - $1.7 million and 2019 - $1.0 million) and has a deficit of $51.1 million as at December 31, 2021 (2020 - $49.3 million and 2019 – $47.6 million). In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

(b) Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 28, 2022.

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

(d) Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(d)   Functional currency and presentation currency: (continued)

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

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; accrued site remediation; amount of flow-through obligations; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(e)  Critical accounting estimates and judgements: (continued)

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. Differences in judgement between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company’s required expenditures not being fulfilled.

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

(f)   New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The standards will not have a material impact on the consolidated financial statements.

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

(iii) Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37)

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(f) New accounting standards and recent pronouncements: (continued)

(iv) Annual Improvements to IFRS Standards 2018-2020

The following standards have been revised to incorporate amendments issued by the IASB in May 2020:

- IFRS 1 First time Adoption of International Financial Reporting Standards – The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first time adopter after its parent in relation to the measurement of cumulative translation differences.

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

(v) Classification of Liabilities as Current or Non current (Amendments to IAS 1)

IAS 1 Presentation of Financial Statements has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in January 2020.

The amendments clarify the criterion for classifying a liability as non current relating to the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

3. Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. (Canada) and American Innovative Minerals LLC (“AIM”) (USA). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset’s highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.Significant Accounting Policies(continued)

(d) Mineral property interests:

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

(e) Equipment:

Leasehold improvements, office equipment and furnishings, and right-of-use assets are recorded at cost, and are amortized as follows:

Leasehold improvements	Straight line over lease term
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right-of-use	Straight line over lease term

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

(g) Non-monetary transactions:

Common shares issued for consideration other than cash are valued based on the fair market value of the goods or services and if not determinable, the common shares are valued at their quoted market price at the date of issuance.

(h) Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium equal to the excess, if any, which investors pay for the flow-through common share over the market price of common shares on closing date and which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability or tax recovery for the amount of tax reduction renounced to the shareholders.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.Significant Accounting Policies (continued)

(h) Flow-through common shares: (continued)

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

(k) Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common sharesoutstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

(n) Right-of-use asset and lease liability:

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2021.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
	Cash	Fair value through profit or loss (“FVTPL”)
	Marketable securities	FVTPL
	Receivables	Amortized cost

Financial Liability
	Accounts payable and accrued liabilities	Amortized cost
	Deferred royalty liability	Amortized cost
	Lease liability	Amortized cost

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

The Company’s credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)
(a)	Credit risk: (continued)

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b)	Liquidity risk (Note 1):

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and its ability to raise equity financings. As at December 31, 2021, the Company had a working capital (current assets less current liabilities) of $2.6 million (2020 – $7.3 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2022.

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 10(b) and (c)) as at December 31, 2021 and 2020:

	Payments due by Period (CAD$000)					Payments due by Period (US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$28	$28	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	250	35	105	105	5

Total, December 31, 2021	$28	$28	$-	$-	$-	$250	$35	$105	$105	$5

Basic office lease	$76	$48	$28	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total, December 31, 2020	$76	$48	$28	$-	$-	$285	$35	$105	$105	$40

Accounts payable and accrued liabilities are due in less than 90 days.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2021	2020

Cash	$1,701	$5,622
Marketable securities	1,300	1,323
Receivables	1	87
Accounts payable and accrued liabilities	(800)	(308)
Lease liability	(21)	(51)

Net financial assets (liabilities), December 31	$2,181	$6,673

Based upon the above net exposure as at December 31, 2021 and assuming all other variables remain constant, a 10% (2020 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $218,000 (2020 - $1.0 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk:

In respect of financial assets, the Company’s policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents and no interest bearing debt at period-end.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities.  Based upon the net exposure as at December 31, 2021 and assuming all other variables remain constant, a net increase or decrease of 75% (2020 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $975,000 (2020 - $1.1 million).

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Promissory Note Receivable

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000. Funds of $94,500 were received in 2018 with a final balance of $59,500 received in January 2019, net of legal fees.

7.	Marketable Securities

	December 31,
	2021	2020

Balance, begin of period	$1,323	$104
Fair value of marketable securities received from options on mineral property interests	1,010	691
Disposition of marketable securities at fair value	(656)	(296)
Change in fair value of marketable securities	(384)	760
Foreign currency translation adjustment	7	64
Balance, end of period	$1,300	$1,323

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon
	(Note 8(a)(i))	(Note 8(a)(ii))	(Note 8(a)(iii))	(Note 8(a)(iv))	(Note 8(a)(iv))	(Notes 8(b)(i))	(Note 8(b)(ii))	Total

Acquisition Costs:

Balance, December 31, 2019	$3,914	$361	$20	$31	$5	$2,112	$24	$6,467
Additions	9	-	8	-	-	-	-	17
Recoveries	-	-	(28)	-	-	(513)	-	(541)
Foreign currency translation adjustment	4	7	-	1	-	42	1	55
Impairment	-	-	-	(32)	(5)	-	-	(37)
Balance, December 31, 2020	3,927	368	-	-	-	1,641	25	5,961

Deferred Exploration Expenditures:

Balance, December 31, 2019	6,338	670	188	337	-	1,580	503	9,616
Additions:
Exploration:
Assays and sampling	-	20	-	22	-	-	4	46
Drilling	-	208	-	172	-	-	-	380
Environmental	24	-	-	22	-	-	-	46
Field, camp, supplies	7	10	-	106	-	-	-	123
General, administrative, sundry	4	-	2	-	-	12	2	20
Geology	-	62	-	64	-	-	-	126
Local labour	15	-	-	-	-	-	-	15
Machinery and equipment	34	-	-	9	-	-	-	43
Reclamation bond	20	-	-	-	-	-	-	20
Rental and storage	4	-	-	-	-	20	5	29
Salaries	30	34	5	25	-	6	6	106
Surface taxes	1	-	-	-	-	-	16	17
Transportation	44	27	-	326	-	-	-	397
Recoveries	-	-	(200)	-	-	(81)	-	(281)
Foreign currency translation adjustment	162	15	5	7	-	36	21	246
Impairment	-	-	-	(1,090)	-	-	-	(1,090)
Balance, December 31, 2020	6,683	1,046	-	-	-	1,573	557	9,859
Mineral property interests:
Balance, December 31, 2020	$10,610	$1,414	$-	$-	$-	$3,214	$582	$15,820

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 8(a)(i))	(Note 8(a)(ii))	(Notes 8(b)(i))	(Note 8(b)(ii))	Total

Acquisition Costs:

Balance, December 31, 2020	$3,927	$368	$1,641	$25	$5,961
Additions	13	-	-	-	13
Recoveries	-	-	(359)	-	(359)
Foreign currency translation adjustment	1	2	7		10
Balance, December 31, 2021	3,941	370	1,289	25	5,625

Deferred Exploration Expenditures:

Balance, December 31, 2020	6,683	1,046	1,573	557	9,859
Additions:
Exploration:
Assays and sampling	105	2	-	-	107
Community and social	3	-	-	-	3
Drilling	4,250	-	-	-	4,250
Engineering	34	-	-	-	34
Environmental	534	-	-	-	534
Field, camp, supplies	401	-	-	-	401
Fuel, gas, propane	296	-	-	-	296
General, administrative, sundry	14	-	3	-	17
Geology	570	-	-	-	570
Local labour	594	-	-	-	594
Machinery and equipment	136	-	-	-	136
Metallurgy	(7)	-	-	-	(7)
Rental and storage	83	-	20	1	104
Salaries	110	10	2	2	124
Surface taxes	10	-	-	17	27
Surveying	23	-	-	-	23
Transportation	1,062	-	-	-	1,062
Utilities	46	-	3	-	49
Recoveries	-	-	(61)	-	(61)
Foreign currency translation adjustment	21	4	7	2	34
Balance, December 31, 2021	14,968	1,062	1,547	579	18,156

Mineral property interests:
Balance, December 31, 2021	$18,909	$1,432	$2,836	$604	$23,781

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)
(a)	Canada:

	(i)	New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2021 include a reclamation bond for $218,000 (2020 - $218,000).

	(ii)	Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

	(iii)	Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

	(iv)	Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period.

In 2020, the Company terminated the property option agreement, and accordingly indicators of impairment existed leading to a test of recoverable amount which resulted in an impairment loss of $1.1 million. A value in use calculation is not applicable as the Company does not have any expected cash flows from the property option agreement at this stage. In estimating the fair value less costs of disposal, management did not have observable or unobservable input to estimate the recoverable amount greater than $nil. As this valuation technique requires management’s judgement and estimates of recoverable amount, it is classified as Level 3 of the fair value hierarchy.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)
(b)	United States:

	(i)	Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $250,000 remains payable as at December 31, 2021 (2020 - $285,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. Payment terms by Getchell are as follows:

	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$ 100	(received in 2020)	$ 100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100		400
4th anniversary	1,600		1,000
	$ 2,000		$ 2,000

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

In 2018, the Company staked 92 mining claims in Nevada, USA.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)
(b)	United States:

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2021 (2020 - $12,000) which was recognized as mineral property option income.

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In 2021, the Company received CAD$25,000 cash (2020 – CAD$12,500) and 1.25 million shares with a fair value of $159,600 (2020 - 1.25 million shares with a fair value of $130,500) and 1.25 million warrants with a fair value of $5,000 (2020 - 1.25 million warrants with a fair value of $41,900), all of which were recognized as mineral property option income.

(c)	Expenditure options:

As at December 31, 2021, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 8(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Note 8(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 8(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Mineral Property Interests (continued)
(c)	Expenditure options: (continued)
(1)

Advance royalty payments of $250,000 remain payable as at December 31, 2021 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)).

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2019	$87	$42	$117	$246
Acquisitions	-	4	-	4
Foreign currency translation adjustment	2	1	3	6
Balance, December 31, 2020	89	47	120	256
Acquisitions	-	16	-	16
Foreign currency translation adjustment	-	-	1	1
Balance, December 31, 2021	89	63	121	273

Accumulated amortization:
Balance, December 31, 2019	42	18	58	118
Amortization	16	9	23	48
Foreign currency translation adjustment	2	1	4	7
Balance, December 31, 2020	60	28	85	173
Amortization	18	13	24	55
Foreign currency translation adjustment	-	-	1	1
Balance, December 31, 2021	78	41	110	229

Net book value:
Balance, December 31, 2020	$29	$19	$35	$83
Balance, December 31, 2021	$11	$22	$11	$44

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Liabilities

(a)	Flow Through Premium Liability

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

On October 28, 2021, the Company closed a private placement for 10.6 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$5.3 million. The fair value of the shares was CAD$0.46 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$425,700.

On December 30, 2021, the Company closed a private placement for 560,000 flow through common shares at CAD$0.50 per share for gross proceeds of CAD$280,000. The fair value of the shares was CAD$0.37 per share, resulting in the recognition of a flow through premium liability of CAD$0.13 per share for a total of CAD$72,800.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Liabilities (continued)
(a)	Flow Through Premium Liability (continued)

Balance, December 31, 2018	$-
Add:
Excess of subscription price over fair value of flow through common shares	12
Less:
Income tax recovery	(3)

Balance, December 31, 2019	9
Less:
Income tax recovery	(9)

Balance, December 31, 2020	-
Add:
Excess of subscription price over fair value of flow through common shares	402
Foreign currency translation adjustment	2
Less:
Income tax recovery	(206)

Balance, December 31, 2021	$198

(b)	Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project (Note 8(b)(i)) has a buyout provision for an original amount of $600,000. The buyout amount is subject to advance royalty payments of $35,000 per year by July 15th of each year until the full gross total of $600,000 has been paid. The remaining balance was $425,000 at the closing of the Membership Agreement in March 2017. The $425,000 was discounted to a fair value of $183,000 in 2017 using a discount rate of 18%. The liability is being accreted over time as follows:

Balance, December 31, 2019	$158
Add:
Accretion	28
Less:
Advance royalty payment	(35)

Balance, December 31, 2020	151
Add:
Accretion	26
Less:
Advance royalty payment	(35)

Balance, December 31, 2021	$142

Current portion (1)	$35
Long term portion	107
Balance, December 31, 2021	$142

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2020 and July 2021.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Liabilities (continued)
(c)	Lease Liability

The continuity of the lease liability for the year ended December 31, 2021 is as follows:

Balance, December 31, 2019	$75
Add:
Interest	11
Less:
Payments	(35)

Balance, December 31, 2020	51
Add:
Interest	7
Foreign currency translation	1
Less:
Payments	(38)

Balance, December 31, 2021	$21

Current portion	$21
Long term portion	-
Balance, December 31, 2021	$21

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)

On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)
(b)	(continued)

	(i)	(continued)

In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100 and $179,700 was reallocated from reserve for share-based payments to share capital. Stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. Also warrants for 301,624 common shares were exercised for proceeds of $72,000, and $33,100 was reallocated from reserve for share-based payments to share capital.

(ii)

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

(iii)

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

The continuity of outstanding stock options for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021		2020		2019
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	3,210,000	$0.42	3,550,000	$0.37	3,280,000	$0.40
Granted	4,315,000	$0.50	840,000	$0.50	750,000	$0.30
Exercised	(650,000)	$0.39	(576,000)	$0.31	-	-
Cancellation for share appreciation rights	(210,000)	$0.40	(280,000)	$0.30	-	-
Forfeited	-	-	(140,000)	$0.39	(12,000)	$0.35
Expired	-	-	(184,000)	$0.42	(468,000)	$0.50
Outstanding balance, end of year	6,665,000	$0.48	3,210,000	$0.42	3,550,000	$0.35

Exercise price range		$0.25 - $0.55		$0.25 - $0.55		$0.25 - $0.50

In 2021, the weighted average share price for the stock option exercise is CAD$0.54 (2020 – CAD$0.66 and 2019 – n/a).

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)
(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2021 and 2020:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2021	(Number of Years)	(CAD$)	Dec 31, 2021	(Number of Years)	(CAD$)

$0.50	410,000	0.42	$0.50	410,000	0.42	$0.50
$0.40	520,000	1.49	$0.40	520,000	1.49	$0.40
$0.52	215,000	1.53	$0.52	53,750	1.53	$0.52
$0.30	100,000	1.86	$0.30	100,000	1.86	$0.30
$0.25	100,000	1.86	$0.25	100,000	1.86	$0.25
$0.40	60,000	2.22	$0.40	60,000	2.22	$0.40
$0.30	400,000	2.49	$0.30	400,000	2.49	$0.30
$0.50	680,000	3.49	$0.50	680,000	3.49	$0.50
$0.55	80,000	3.63	$0.55	60,000	3.63	$0.55
$0.50	3,600,000	4.48	$0.50	1,800,000	4.48	$0.50
$0.52	500,000	4.53	$0.52	125,000	4.53	$0.52
	6,665,000	3.58	$0.48	4,308,750	3.19	$0.46

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2020	(Number of Years)	(CAD$)	Dec 31, 2020	(Number of Years)	(CAD$)

$0.40	720,000	0.51	$0.40	720,000	0.51	$0.40
$0.50	410,000	1.42	$0.50	410,000	1.42	$0.50
$0.40	520,000	2.49	$0.40	520,000	2.49	$0.40
$0.30	100,000	2.86	$0.30	100,000	2.86	$0.30
$0.25	100,000	2.86	$0.25	100,000	2.86	$0.25
$0.35	140,000	3.14	$0.35	112,000	3.14	$0.35
$0.40	60,000	3.22	$0.40	48,000	3.22	$0.40
$0.30	400,000	3.49	$0.30	320,000	3.49	$0.30
$0.50	680,000	4.49	$0.50	340,000	4.49	$0.50
$0.55	80,000	4.63	$0.55	20,000	4.63	$0.55
$0.42	3,210,000	2.58	$0.42	2,690,000	2.25	$0.42

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Share Capital (continued)

(c)	Stock option plan: (continued)

During the year ended December 31, 2021, the Company recognized share-based payments of $974,000 (2020 - $170,000 and 2019 - $120,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	2021	2020	2019

Directors and officers	$929	$148	$101
Employees	12	3	-
Consultants	33	19	19

	$974	$170	$120

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2021	2020	2019

Number of stock options granted	4,315,000	840,000	750,000
Fair value of stock options granted (CAD$)	$0.38	$0.31	$0.20

Market price of shares on grant date (CAD$)	$0.49	$0.48	$0.30
Pre-vest forfeiture rate	13.04%	13.27%	13.81%
Risk-free interest rate	0.78%	0.33%	1.44%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	129%	94%	105%
Expected option life in years	3.83	3.98	4.22

Expected stock price volatility is based on the historical price volatility of the Company’s common shares. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The Company has not paid and does not anticipate paying dividends on its common shares.

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

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

In fiscal 2021, the Company granted the following stock options:

-

3.6 million stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 24, 2026, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

-

715,000 stock options to an officer and a consultant with an exercise price of CAD$0.52 of which 500,000 stock options have an expiry date of July 12, 2026 and 215,000 stock option with an expiry date of July 12, 2023, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(d)	Warrants:

At December 31, 2021, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2020	Issued	Exercised	Expired	December 31, 2021

$0.30	July 23, 2021 (1)	301,624	-	(301,624)	-	-

$0.65	October 7, 2022 (2)	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022 (2)	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	385,200	-	-	-	385,200

$0.75	October 28, 2023 (4)	-	638,510	-	-	638,510

		11,186,824	638,510	(301,624)	-	11,523,710

(1)

As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%. These warrants were exercised in July 2021.

(2)

If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the TSX, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

(4)

As these warrants are agent’s warrants, a fair value of $152,360 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 153%, risk-free rate 1%, expected life 2 years, and expected dividend yield 0%.

At December 31, 2020, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2019	Issued	Exercised	Expired	December 31, 2020

$0.30	July 23, 2021 (1)	301,624	-	-	-	301,624

$0.65	October 7, 2022 (2)	-	4,000,000	-	-	4,000,000

$0.65	November 12, 2022 (2)	-	6,500,000	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	-	385,200	-	-	385,200

		301,624	10,885,200	-	-	11,186,824

(1)

As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

(2)

If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the TSX, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(3)

As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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

In 2021, the weighted average share price for the warrant exercise is CAD$0.63 (2020 – n/a and 2019 – n/a).

(e)	Common shares reserved for issuance:

	Number of Shares
	December 31,
	2021	2020	2019

Stock options (Note 11(c))	6,665,000	3,210,000	3,550,000
Warrants (Note 11(d))	11,523,710	11,186,824	301,624

Balance	18,188,710	14,396,824	3,851,624

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Corporate Development and General and Administrative

	Years ended December 31,
	2021	2020	2019

Corporate Development:
Geology and technical review	$-	$7	$-
Salaries and remuneration	-	34	14
Sundry	-	17	4
Travel and transportation	-	5	13
	$-	$63	$31

General and Administrative:
Accounting, audit and tax	$59	$32	$28
Legal	4	24	15
Office and sundry	117	82	51
Regulatory	76	54	53
Rent	39	36	28
	$295	$228	$175

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except   as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2021, 2020 and 2019:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2021	2020	2019	2021	2020

Key management compensation:
Executive salaries and remuneration (1)	$567	$562	$455	$126	$118
Severance	-	-	90	-	-
Directors fees	26	33	20	-	-
Share-based payments	929	148	101	-	-
	$1,522	$743	$666	$126	$118

Net office, sundry, rent and salary allocations recovered from (incurred to) company sharing a common director (2)	$8	$5	$4	$1	$1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The company is Aztec Minerals Corp., which share one common director.

The above transactions are incurred in the normal course of business.

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2021			December 31, 2020
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$20,341	$3,440	$23,781	$12,024	$3,796	$15,820
Leasehold improvements and equipment	44	-	44	83	-	83

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2021, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2022	$21

$21

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5.

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $250,000 remains payable as at December 31, 2021. (Notes 8(b)(i) and 10(b)).

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2021	2020

Net loss for the year	$(1,832)	$(1,708)
Canadian statutory tax rate	27.00%	27.00%

Income tax benefit computed at statutory rates	(495)	(461)
Differences between Canadian and foreign tax rates	2	-
Temporary differences	(333)	539
Items not taxable/deductible for income tax purposes	208	46
Tax losses and tax offsets not recognized	(282)	96
Under (over) provided in prior years	900	(220)

Income tax recovery	$-	$-

Effective January 1, 2018, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 12% for a total Canadian statutory tax rate of 27%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2021 and 2020 are presented below:

	December 31,
	2021	2020

Deferred tax assets:
Non-capital losses carried forward	$719	$1,003

Deferred tax liabilities:
Book value of marketable securities	-	(205)
Book value over tax value of mineral properties	(719)	(798)

Net deferred tax assets	$-	$-

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

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
(c)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2021	2020

Non-capital losses	$7,803	$9,118
Marketable securities	115	-
Share issue costs	548	255
Unrealized foreign exchange	163	203
Tax value over book value of mineral properties	4,480	7,736
Tax value over book value of equipment	1,409	1,351
Unrecognized deductible temporary differences	$14,518	$18,663

As at December 31, 2021, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2026	$57
2027	242
2028	-
2029	-
2030	490
2031	837
2032	897
2033	293
2034	875
2035	1,090
2036	-
2037	2,074
2038	858
2039	843
2040	854
2041	886
No date of expiry	929
$11,225

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2021, 2020 and 2019

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	COVID-19

In 2020, the coronavirus global pandemic (“COVID-19”) affected the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy remains uncertain and continued adverse affects of COVID-19 remain a risk. The extent to which COVID-19 may impact the Company’s business will depend on developments such as the geographic spread of the disease, the duration of the outbreak, vaccination rates, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. It is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements.

Canagold Resources Ltd.

Form 20-F

