Form 20-F
period 2022-12-31
Canagold Resources Ltd.
filed 2023-05-02
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2022
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

Suite #1250 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

Mihai Draguleasa, Chief Financial Officer, Phone:  (604) 685-9700 (Extension 103), Fax:  (604) 685-9744, e-mail:

mihai@canagoldresources.com

Canagold Resources Ltd., Suite #1250 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 136,889,394 common shares as at December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☑

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

2

3

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars.  For the years ended December 31, 2022, 2021 and 2020, as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”).  Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

Canagold Resources Ltd.

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

As noted in its audited consolidated financial statements for the year ended December 31, 2022 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2022, and has an accumulated deficit of approximately $52.8 million at December 31, 2022.  Furthermore, the Company lacks sufficient funds to achieve the Company’s planned business objectives.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2022 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

Canagold Resources Ltd.

Form 20-F

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

Potential investors who are United States taxpayers should be aware that Canagold may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current tax year ended December 31, 2022 was likely classified as a PFIC in prior tax years, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its subsequent taxable years.  If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.   However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  Item 10.E provides further details.

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

Canagold Resources Ltd.

Form 20-F

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

At December 31, 2022, the Company had 136,889,394 common shares, and 2,235,000 outstanding share purchase options and 638,510 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2022, securities that could be dilutive represented approximately 2.1% of the Company’s issued shares. None of these dilutive securities were exercisable at prices below the December 31, 2022 closing market price of CAD$0.18 for the Company’s shares, which accordingly would not result in dilution to existing shareholders.

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

Canagold Resources Ltd.

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

Business Address

Office address:	#1250 – 625 Howe Street
Vancouver, British Columbia, Canada, V6C 2T6
Phone: (604) 685-9700

Registered address:	#910 – 800 West Pender Street
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

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $26.3 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2022 and are summarized as follows for the past three fiscal years:

		2022			2021			2020
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,910	$18,453	$22,363	$3,941	$14,968	$18,909	$3,927	$6,683	$10,610
Windfall Hills	348	997	1,345	370	1,062	1,432	368	1,046	1,414
Princeton (1)	-		-	-	-	-	-	-	-

Nunavut (Canada):
Hard Cash (2)	-	-	-	-	-	-	-	-	-
Nigel (2)	-	-	-	-	-	-	-	-	-

Nevada (USA):
Fondaway Canyon (3)	655	1,361	2,016	1,289	1,547	2,836	1,641	1,573	3,214
Corral Canyon (4)	23	530	553	25	579	604	25	557	582

	$4,936	$21,341	$26,277	$5,625	$18,156	$23,781	$5,961	$9,859	$15,820

(1)	Canagold entered into a property option agreement in December 2018 for the Princeton property which was amended in June 2019 and then assigned in October 2020. Item 4.D provides further details.

(2)	Canagold entered into a property option agreement in November 2018 for the Hard Cash and Nigel properties which was written of 2020. Item 4.D provides further details.

(3)	The Fondaway Canyon property was acquired in March 2017. Canagold optioned the property to Getchell in January 2020. Item 4.D provides further details.

(4)	In 2018, Canagold staked 92 mining claims covering 742 hectares in Nevada, USA. Item 4.D provides further details.

Canagold Resources Ltd.

Form 20-F

Further information and details regarding Canagold’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2022 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in North America.  The major events in the development of the Company’s business over the last three years are set out below.  Information and details regarding the Company’s properties are provided in Item 4.D.

Purchase Agreement with American Innovative Minerals, LLC (“AIM”)

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

Canagold Resources Ltd.

Form 20-F

AIM owns 9 exploration properties in Nevada and owns one gold property in Idaho, and has two royalty interests on other properties.  These properties include the following:

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

On June 28, 2022, the Company arranged a loan for CAD$25,000 from a company controlled by a former director. The loan bore interest at a rate of 9% per annum, and the entire loan amount of CAD$25,000 was fully repaid on July 14, 2022 along with interest of CAD$99.

On August 15, 2022, the Company entered into a Bridge Loan Agreement with Sun Valley Investments AG (“Sun Valley”), which is currently a 40.06% control person of the Company for CAD$2.5 million bearing an interest rate of 5.5% per annum. The bridge loan was applied as an advance payment for the standby guaranty for the November 2022 rights offering and extinguished in December 2022 when Sun Valley purchased 20,352,577 common shares. The Company paid Sun Valley a total of CAD$46,336 in interest and a total of CAD$178,085 in fees (accounted as share issuance expense part of the Shareholder Equity) pursuant to the Standby Guaranty Agreement.

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at a price of CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

In November 2022, the Company proceeded with a rights offering whereby shareholders of the Company received one right for each common share held. Each two rights entitled holders to subscribe for one common share at a price of CAD$0.175. The Company closed the offering on December 16, 2022 and issued 25.3M common share for total gross proceeds of CAD$4.4 million. The Company also entered into a standby guaranty agreement with Sun Valley whereby Sun Valley shall purchase common shares issuable under the rights offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege. In August 2022, the Company obtained a bridge loan of CAD$2.5 million  from Sun Valley as an advance payment for the standby guaranty. Pursuant to the standby guaranty agreement, Canagold issued 20.4M common shares to Sun Valley. From the CAD$3.6 million gross proceeds received from Sun Valley, the Company deducted a total of CAD$2.5 million to pay back and terminate the $2.5M loan provided by Sun Valley in August 2022 plus accrued interest of CAD$46,336, and a total of CAD$178,085 in fees pursuant to the standby guaranty agreement.

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

In July 2021, Mr. Knox Henderson was appointed Vice President of Corporate Development.

At the Company’s contested Annual and Special General Meeting held on July 19, 2022, shareholders voted for the election of Sofia Bianchi, Carmen Letton, Kadri Dagdelen, Andrew Trow, and Scott Eldridge as Directors for the ensuing year.  Three other nominees originally proposed by the Company, namely Bradford Cooke, Martin Burian and Deepak Malhotra, elected to resign from the Board.

In August 2022, Scott Eldridge resigned as CEO and a Director of the Company, and Catalin Kilofliski was appointed as CEO, and Michael Doyle was nominated as a Director and who subsequently was appointed as Chief Technical Officer.

At the Company’s Special General Meeting held on October 17, 2022, disinterested shareholders voted in favor for the creation of a new control person with Sun Valley Investments AG (“Sun Valley”) owning more that 20% interest of the Company which allowed the closing of the flow through private placement for 4.7 million common shares, resulting in Sun Valley’s ownership interest in the Company increasing from 19.40% to 23.55%. Sun Valley participated in a rights offering in December 2022 and increased its ownership in the Company to 40.06%.

In February 2023, Philip Yee resigned as CFO and Corporate Secretary of the Company, and Mihai Draguleasa was appointed as CFO and Corporate Secretary of the Company.

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

In 2022, Canagold’s primary focus was its drilling program, environmental baseline study and camp renovations for its New Polaris property.  Item 4.D provides further details.

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

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

Trends

The cumulative annual prices for gold per ounce for each of the previous three years were as follows:

	Annual Prices for Gold per ounce
	2022	2021	2020
Low	$1,626	$1,684	$1,474
High	$2,043	$1,943	$2,067
Cumulative Average	$1,803	$1,799	$1,770

On average, the price of gold per ounce has increased steadily over the past three years which suggests a trend of improving gold prices.  On April  21, 2023, the closing price for gold was $1,984.

During the period from January 1, 2020 to December 31, 2022, the closing market price for Canagold’s decreased from CAD$0.3 to CAD$0.18, with a 3 year high of CAD$0.95 in December 2020.  On April 21, 2023, the closing market share price was CAD$0.26.  In early 2020, its market price was weakened from COVID-19 pandemic which had significant adverse consequences for global economies and capital markets.  In early second quarter of 2020, gold prices heightened and achieved new highs and contributed to more active financings in the capital markets for the remainder of 2020.  Commensurately Canagold’s stock price increased during the period and was able to raise substantial financing to allow for the advancement of its New Polaris project.  Gold prices decreased in the first quarter of 2021 but remained higher than comparable prior periods and remained flat within a trading range between $1,750 and $1,850 for the remaining quarters in 2021 which may be indicative of consolidation in gold prices as gold prices increased fairly rapidly in the prior years of 2019 and 2020.  Canagold’s stock price reflected similar decreases but was also adversely affected by a dormant period as it developed and planned for mobilization and implementation of the drilling program for New Polaris project in May 2021 due to the significant annual snow fall conditions in the area which makes exploration considerably more prohibitive and expensive.  Its stock price continued on a downtrend for the remainder of 2021 in spite of positive exploration results from its New Polaris project.  The diverse effects of increasing gold prices and decreasing share price of Canagold continued into 2022 as Canagold progresses in its exploration activities for the New Polaris project which may result from market sentiment in the capital markets.  In early 2023 Canagold’s stock price increased as the Company announced its 2022 drilling results and plans to move forward with the New Polaris project. Items 4.A and 4.D provide further details.

Risk factors in Item 3.D provide further details regarding competition and government regulations.

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

Property Summary Chart (as of December 31, 2022):

Property Name	Location	Maximum % Interest Held (or to be earned) (1)	Capitalized Acquisition Expenditures (3)	Capitalized Exploration Expenditures (3)	Total Capitalized Expenditures (3)
New Polaris (2)	BC, Canada	100.00%	$3,910,000	$18,453,000	$22,363,000
Windfall Hills	BC, Canada	100.00%	$348,000	$997,000	$1,345,000
Fondaway Canyon	Nevada, USA	100.00%	$655,000	$1,361,000	$2,016,000
Corral Canyon	Nevada, USA	100.00%	$23,000	$530,000	$553,000

1	Subject to any royalties or other interests as disclosed below.

2	Previously known as “Polaris-Taku”.

3	Net of recoveries and write-downs.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

Operations will include year-round underground mining activities and onsite processing to produce doré, and seasonal barge shipping of supplies to site.  Onsite support for the operations and management of a camp with fly-in/fly-out service to an onsite landing strip have been planned.

Figure 1‑1 Location Map

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

All of the holes in this period were drilled from surface and intersected a similar geologic sequence.  From the collar, the holes penetrated from 15.2 m to 79.2 m of overburden followed by inter-layered ash and lapilli tuff, volcanic wacke, and foliated andesite.  The C vein system crosscuts the strike of the volcanic and volcaniclastic rocks at steep angles.

In 2021, the Company completed its 47-hole, 24,000 meter (m) infill drilling program designed to upgrade the Inferred Resources of the CWM vein system to an Indicated Resource category for inclusion in a future feasibility study.  The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface.  The drill program was extended with an additional 6,000 m and 7 drill holes completed by the end of February 2022.  The infill drill holes intercepted gold grades over widths throughout the CWM vein system that support the current resource at depth as predicted by the geological model and defined in the Preliminary Economic Assessment. Additionally, the infill drill program has defined new areas of significant gold mineralization such as the C-9 and C-10 veins that have potential to add resource to the deposit.  By mid July 2022, assay results were received for all 54 holes of the drill program.

In August 2022, the Company mobilized an 8,000 m drilling program targeting the shallower high-grade Y-vein system which consists of two parallel, steeply dipping veins striking north–south and located just north of the C-West Main vein.  This target provides an opportunity to define high grade resources at a shallow depth that could be accessed early in the mine life.  High grade intercepts from previous drill holes in this area included 30.6 grams per tonne (“gpt”) gold (“Au”) over 3.2 m, 13.0 gpt Au over 6.8 m and 22.7 gpt Au over 8.0 m.  The drilling program was designed to upgrade the Y-vein resources from Inferred to Indicated category for inclusion in the feasibility study and to explore this vein system for extensions at depth.  By late January 2023 assay results were received for all 25 drill holes of the Y vein drill program.

Further details of the 2021 and 2022 drilling programs are provided in the Company’s news releases:

•	News release dated July 6, 2021 and titled, “Canagold Announces Initial 2021 Drill Results From New Polaris Project Including 24.2 gpt Gold over 6.6 m and 15.8 gpt Gold Over 13.0 m”;
•	News release dated July 19, 2021 and titled, “Canagold Announces Additional Results From New Polaris Drill Program Including 14.3 gpt Au Over 2.7 m and 15.3 gpt Au Over 1.7 m”;
•	News release dated July 27, 2021 and titled, “Canagold Drills 30.8 gpt Gold Over 3.9 Meters at New Polaris Project”;
•	News release dated September 22, 2021 and titled, “Canagold Intersects 17.1 gpt Au Over 8.4 m in Hanging-Wall C10 Vein and 25.7 gpt Au Over 2.1 m in C West Main Vein at New Polaris, BC”;
•	News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”;
•	News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”;
•	News release dated November 30, 2021 and titled, “Summary of High-Grade Drill Intercepts in the C-9 and C-10 Veins at the New Polaris Project in BC”;
•	News release dated January 26, 2022 and titled, “Canagold Announces High-Grade Drill Intercepts Containing Visible Gold from the C-West Main Zone at New Polaris Project, B”;
•	News release dated February 24, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein at New Polaris Project, BC”;
•	News release dated March 2, 2022 and titled, “Canagold Drilling Intersects Deep Extension of C-West Main Vein, and Discovers New High-Grade Parallel C-Vein at New Polaris Project, BC”;
•	News release dated March 21, 2022 and titled, “Canagold Announces Additional High-Grade Gold Drill Intercepts from the C-10 and the C-West Main Veins at New Polaris Project, BC”;

Canagold Resources Ltd.

Form 20-F

•	News release dated April 21, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein Including 42.5 gpt Au over 2 m at New Polaris Project, BC”.
•	News release dated June 14, 2022 and titled, “Canagold Drilling Intersects New Vein Grading 7.54 gpt Gold over 18.6 m Length at New Polaris Project, BC, Additional High-Grade Mineralization Outlined in C-West Main Vein”;
•	News release dated June 28, 2022 and titled, “Canagold Drilling Reports Two Highest Grade Drill Results of 54 Hole Program Including 13.6 gpt Gold over 25.1 m Length and 34.4 gpt over 6.6 m Length at New Polaris Project, BC”;
•	News release dated July 12, 2022 and titled, “Canagold Summarizes Results of 30,000 m Infill Drill Program at New Polaris Project, BC, Highlights Include 13.6 gpt Over 25.1 m”;
•	News release dated August 18, 2022 and titled, “Canagold Mobilizes Drill Crews and Restarts Resource Expansion Drilling at the New Polaris Project”;
•	News release dated October 11, 2022 and titled, “Canagold Retains Ausenco Engineering to Complete Feasibility Study on New Polaris Project”;
•	News release dated October 27, 2022 and titled, “Canagold Drills 22.1 Grams per Tonne Gold over 4.3 Metres in Y-Vein System at New Polaris”;
•	News release dated January 25, 2023 and titled, “Canagold Announces Agreement with Taku River Tlingit First Nation for Flagship New Polaris Project”; and
•	News release dated February 6, 2023 and titled, “Canagold Confirms Near Surface High-Grade Gold, Including 53.8 gpt Au over 2.78 m and 18.0 gpt Au over 5.64 m in Y-Vein System at New Polaris”.

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

Canagold Resources Ltd.

Form 20-F

Various process stage recoveries are listed in Table 13‑1.

Table 13‑1           New Polaris Projected Metallurgical Recoveries

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

In 2022, the Company expended $5.3 million on exploration expenditures for its New Polaris. The drilling program accounts for $2 million and continuous monthly environmental baseline studies for $557,000. Given the remote location of New Polaris, another significant exploration related cost is transportation ($541,000). The crew and equipment are brought into the camp by air transportation. Labour cost related to developing the New Polaris camp and supporting the exploration programs accounted to $503,000 in 2022.

2023 Project development and plans

In October 2022, the Company retained Ausenco Engineering Canada Inc. to complete a feasibility study for the New Polaris gold project.  Key objectives for the feasibility study include:

•	Resource model update (to include nearly 40,000 metres of additional drilling completed)

Canagold Resources Ltd.

Form 20-F

•	Mining reserves calculation and detailed underground mine plan development
•	Engineer and design all surface infrastructure and processing facilities to include among others: flotation, bio-oxidation, leaching and gold doré bar production
•	Engineer and design surface dry stack tailings and waste rock disposal facility (with no long-term adverse impact on the environment)
•	Evaluate all renewable power alternatives that may be feasible for New Polaris
•	Complete detailed capital and operating cost estimates, including a detailed financial model for the life of the project

The feasibility study is expected to conclude by end of 2023.

In March 2023, the Company filed its Initial Project Description (IPD) and Engagement Plan submission to the B.C. Environmental Assessment Office on behalf of the New Polaris Project (“Project”), located in northwest British Columbia, Canada. The Company’s IPD submission formally initiates the Early Engagement phase of the provincial assessment process. The IPD provides an overview and detailed description of the Company’s plans to develop, operate, and eventually decommission the New Polaris Gold Project.

In March 2023, the Company entered into a collaborative engagement agreement with the Taku River Tlingit First Nation (“TRTFN”) to enshrine its commitment to the spirit of reconciliation and sustainability in economic development in respect of the Company’s New Polaris project. The agreement establishes the framework for a long-term cooperative and mutually respectful working relationship between the parties in support of Canagold’s New Polaris exploration and advancement activities while undertaking to minimize any adverse impacts on the rights and interests of the TRTFN. In addition, this initial accord creates a platform for future negotiation of agreements as the project progresses through its permitting, construction and production phases.

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

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Form 20-F

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

In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. Subject to the exercise of the option by December 31, 2022, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800.

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

Canagold Resources Ltd.

Form 20-F

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected Canagold’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of Canagold for the three fiscal years ended December 31, 2022, 2021 and 2020 should be read in conjunction with the consolidated financial statements of Canagold and related notes included therein.

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

Year ended December 31, 2022 compared with December 31, 2021

The Company has no sources of operating revenues. Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit. The Company incurred a net loss of $2.7 million for fiscal 2022 which is higher than the net loss of $1.8 million in fiscal 2021 (2020 - $1.7 million).

Canagold Resources Ltd.

Form 20-F

Net losses were impacted by different functional expense items:

General and administrative expenses

Overall general and administrative expenses of $837,000 were significantly higher in 2022 with certain specific differences in contrast to $295,000 for the same period in 2021:

Regulatory fees increased in 2022 as in June 2022, a shareholder provided an advance notice for the nominaton of three new directors for the Company at its upcoming annual and special general meeting, which lead the Company to engage a proxy solicitation firm and legal counsel in the proxy contest, thus contributing to higher regulatory expenses of $260,000 in the second quarter of 2022. This resulted in the election of three new directors and resignations of three previous directors.  Regulatory expenses continued to be higher in the third quarter of 2022 from the proxy contest as well as additional costs from the special general meeting for the new control person of the Company which was held on October 17, 2022.  Regulatory expenses also increased as the transfer agent manages its warrant indentures and from higher filing and annual listing fees.

Canagold Resources Ltd.

Form 20-F

Legal fees increased in 2022 with legal counsel acting as a corporate advisor to the new Board who reside overseas, corporate issues with Sun Valley possibly becoming a new control person, and recommendations to improve the Company’s corporate governance policies and charters.  Nominal legal services were rendered in 2021 for corporate maintenance and annual filings.

Other general and administrative expenses have seen slightly increases with the company intensifying its efforts to advance New Polaris.

Employee and director remuneration

Overall remuneration for employees and directors has been consistent for 2022 vs. 2021, with the higher 2022 amount being attributed mainly to the severance paid to the former CEO.

Change in fair value of marketable securities

The change in the fair value of marketable securities is attributable to changes in the quoted market prices of the investments up to their date of disposal or through to period end if continued to be held. In 2022, losses were realized from disposition of marketable securities with further losses being recognized at the end of the year from lower fair values.  In 2021 gains were realized from the disposition of market securities but losses from remaining shareholdings at year end canceled such gains. The Company’s marketable securities consist of mainly investments in other mining companies, and the 2022 and 2021 fair value loss is a result of a general decline in valuations of precious metals and mining companies after the 2020 surge.

Shareholder relations and corporate development

The Company continued to incur shareholder relations costs in order to raise the profile and market awareness.  In July 2021, a VP Corporate Development was hired to assist with shareholder relations activities. Starting 2022, the remuneration of the VP Corporate Development is reported as a separate item - Corporate development expense - in the financial statements.

Share based payments (non-cash expense)

Share based payments were significantly lower in 2022 compared to 2021 due to forfeitures of unvested stock options from the resignations of former Board members and CEO, resulting in reversals of share-based payment expenses from prior periods, given Board members held a significant proportion of outstanding stock options.

Foreign exchange loss (gain) (non-cash item)

The $172,000 gain recognized in 2022 is a non-cash item resulted from revaluation of certain assets/investments of the Company.

Mineral property income

Mineral property income in 2022 was from the sale of a USA non material property in Nevada, the sale of physical historical geological data library, and the cash option receipt for its Idaho property.

Canagold Resources Ltd.

Form 20-F

Income tax recovery (non-cash income)

The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the year. Flow through premiums from private placements were recognized in October and December 2021 and then again in January 2022 and October 2022. Given that the flow through funds were raised late in 2021, and therefore used mainly in 2022, the income tax recovery is significantly higher in 2022.

Deferred income tax expense (non-cash expense)

The $1.4 million deferred tax expenses is mainly the result of the timing difference between the accounting value and tax value of the mineral properties, the main driver of the difference being the renunciation of the flow-through renunciations. See Note 15 of 2022 consolidated financial statements of the Company for details of the calculation.

Canagold Resources Ltd.

Form 20-F

As at December 31, 2022, Canagold has mineral property interests which are comprised of the following:

| | Canada | | USA | | |
|---|---|---|---|---|---|
| | British Columbia | | Nevada | | |
| | New Polaris (Note 7(a)(i)) | Windfall Hills (Note 7(a)(ii)) | Fondaway Canyon (Notes 7(b)(i)) | Corral Canyon (Note 7(b)(ii)) | Total |
| **Acquisition Costs:** | | | | | |
| Balance, December 31, 2021 | $ 3,941 | $ 370 | $ 1,289 | $ 25 | $ 5,625 |
| Additions | 12 | - | - | - | 12 |
| Recoveries | - | - | (476) | - | (476) |
| Foreign currency translation adjustment | (43) | (22) | (158) | (2) | (225) |
| Balance, December 31, 2022 | 3,910 | 348 | 655 | 23 | 4,936 |
| **Deferred Exploration Expenditures:** | | | | | |
| Balance, December 31, 2021 | 14,968 | 1,062 | 1,547 | 579 | 18,156 |
| Additions: | | | | | |
| Exploration: | | | | | |
| Assays and sampling | 145 | 4 | - | - | 149 |
| Community and social | 20 | - | - | - | 20 |
| Drilling | 2,023 | - | - | - | 2,023 |
| Environmental | 557 | - | - | - | 557 |
| Feasibility | 215 | - | - | - | 215 |
| Field, camp, supplies | 234 | - | - | - | 234 |
| Fuel, gas, propane | 177 | - | - | - | 177 |
| General, administrative, sundry | 15 | - | 19 | - | 34 |
| Geology | 301 | - | - | - | 301 |
| Local labour | 503 | - | - | - | 503 |
| Machinery and equipment | 52 | - | - | - | 52 |
| Metallurgy | 171 | - | - | - | 171 |
| Reclamation | 20 | - | - | - | 20 |
| Recovery of taxes | (774) | - | - | - | (774) |
| Rental and storage | 103 | - | - | 2 | 105 |
| Royalties | 53 | - | - | - | 53 |
| Salaries | 157 | - | - | - | 157 |
| Surface taxes | 1 | - | - | 17 | 18 |
| Surveying | 6 | - | - | - | 6 |
| Transportation | 541 | - | - | - | 541 |
| Utilities | 39 | - | - | - | 39 |
| Recoveries | - | - | (62) | - | (62) |
| Foreign currency translation adjustment | (1,074) | (69) | (143) | (68) | (1,354) |
| Balance, December 31, 2022 | 18,453 | 997 | 1,361 | 530 | 21,341 |
| **Mineral property interests:** | | | | | |
| Balance, December 31, 2022 | $ 22,361 | $ 1,345 | $ 2,016 | $ 553 | $ 26,277 |

Canagold Resources Ltd.

Form 20-F

Fiscal Year 2021 – Year ended December 31, 2021 compared with December 31, 2020

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the period.  Income tax recovery was recognized for the pro rata flow through exploration expenditures as Canagold was conducted its drilling programs for Windfall Hills and Hard Cash properties, especially in the 2020 third quarter, and drilling program for New Polaris property in the 2021 fourth quarter

As at December 31, 2021, Canagold has mineral property interests which are comprised of the following:

| | Canada | | USA | | |
|---|---|---|---|---|---|
| | British Columbia | | Nevada | | |
| | New Polaris (Note 7(a)(i)) | Windfall Hills (Note 7(a)(ii)) | Fondaway Canyon (Notes 7(b)(i)) | Corral Canyon (Note 7(b)(ii)) | Total |
| **Acquisition Costs:** | | | | | |
| Balance, December 31, 2020 | $ 3,927 | $ 368 | $ 1,641 | $ 25 | $ 5,961 |
| Additions | 13 | - | - | - | 13 |
| Recoveries | - | - | (359) | - | (359) |
| Foreign currency translation adjustment | 1 | 2 | 7 | | 10 |
| Balance, December 31, 2021 | 3,941 | 370 | 1,289 | 25 | 5,625 |
| **Deferred Exploration Expenditures:** | | | | | |
| Balance, December 31, 2020 | 6,683 | 1,046 | 1,573 | 557 | 9,859 |
| Additions: | | | | | |
| Exploration: | | | | | |
| Assays and sampling | 105 | 2 | - | - | 107 |
| Community and social | 3 | - | - | - | 3 |
| Drilling | 4,250 | - | - | - | 4,250 |
| Engineering | 34 | - | - | - | 34 |
| Environmental | 534 | - | - | - | 534 |
| Field, camp, supplies | 401 | - | - | - | 401 |
| Fuel, gas, propane | 296 | - | - | - | 296 |
| General, administrative, sundry | 14 | - | 3 | - | 17 |
| Geology | 570 | - | - | - | 570 |
| Local labour | 594 | - | - | - | 594 |
| Machinery and equipment | 136 | - | - | - | 136 |
| Metallurgy | (7) | - | - | - | (7) |
| Rental and storage | 83 | - | 20 | 1 | 104 |
| Salaries | 110 | 10 | 2 | 2 | 124 |
| Surface taxes | 10 | - | - | 17 | 27 |
| Surveying | 23 | - | - | - | 23 |
| Transportation | 1,062 | - | - | - | 1,062 |
| Utilities | 46 | - | 3 | - | 49 |
| Recoveries | - | - | (61) | - | (61) |
| Foreign currency translation adjustment | 21 | 4 | 7 | 2 | 34 |
| Balance, December 31, 2021 | 14,968 | 1,062 | 1,547 | 579 | 18,156 |
| **Mineral property interests:** | | | | | |
| Balance, December 31, 2021 | $ 18,909 | $ 1,432 | $ 2,836 | $ 604 | $ 23,781 |

Canagold Resources Ltd.

Form 20-F

Environmental Liabilities

Canagold’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it may operate may not yet have fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of $224,000 have been placed with regulatory agencies in respect to Canagold’s New Polaris gold property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Company’s mineral property interests.

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

The following table contains selected financial information of Canagold’s liquidity:

	December 31,
($000s)	2022	2021

Cash	3,825	2,008
Working capital	4,386	2,575

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

Canagold Resources Ltd.

Form 20-F

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

On June 28, 2022, the Company arranged a loan for CAD$25,000 from a company controlled by a former director. The loan bore interest at a rate of 9% per annum, and the entire loan amount of CAD$25,000 was fully repaid on July 14, 2022 along with interest of CAD$99.

On August 15, 2022, the Company entered into a Bridge Loan Agreement with Sun Valley which is currently a 40.06% control person of the Company for CAD$2.5 million bearing an interest rate of 5.5% per annum. The bridge loan was applied as an advance payment for the standby guaranty for the November 2022 rights offering  and extinguished in December 2022 when Sun Valley purchased 20,352,577 common shares. The Company paid Sun Valley a total of CAD$46,336 in interest and a total of CAD$178,085 in fees (accounted as share issuance expense part of the Shareholder Equity) pursuant to the Standby Guaranty Agreement.

Canagold Resources Ltd.

Form 20-F

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at a price of CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

In November 2022, the Company proceeded with a rights offering whereby shareholders of the Company received one right for each common share held. Each two rights entitled holders to subscribe for one common share at a price of CAD$0.175. The Company closed the offering on December 16, 2022 and issued 25.3M common share for total gross proceeds of CAD$4.4 million. The Company also entered into a standby guaranty agreement with Sun Valley whereby Sun Valley shall purchase common shares issuable under the rights offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege. In August 2022, the Company obtained a bridge loan of CAD$2.5 million  from Sun Valley as an advance payment for the standby guaranty. Pursuant to the standby guaranty agreement, Canagold issued 20.4M common shares to Sun Valley. From the CAD$3.6 million gross proceeds received from Sun Valley, the Company deducted a total of CAD$2.5 million to pay back and terminate the $2.5M loan provided by Sun Valley in August 2022 plus accrued interest of CAD$46,336, and a total of CAD$178,085 in fees pursuant to the standby guaranty agreement.

No stock options or warrants were exercised or issued in 2022.

In 2022, cash of $325,000 was received from sales of marketable securities.

In 2022, the Company received the following cash and shares for property option agreements:

•	$100,000 cash and 1,122,000 shares from Getchell for the Fondaway Canyon and Dixie Comstock properties.

•	$12,000 cash from Brownstone for the Silver King property

•	AD$50,000 cash from Ophir for the Lightening Tree property

•	In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property located in Eureka County, Nevada, with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for cash $480,000 (received). The Purchaser also grants a 3% NSR to the Company. Hot Springs was incidental to the Fondaway Canyon property when they were acquired together.

As at December 31, 2022, Canagold’s marketable securities have a fair value of $855,000.

Canagold Resources Ltd.

Form 20-F

As at December 31, 2022, to maintain Canagold’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

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

(1)

Advance royalty payments of $215,000 remain payable as at December 31, 2022 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty.

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as Canagold determines which properties to continue to explore and which to abandon.

Canagold has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canagold as well as minimum exploration expenditure requirements.  Under Item 5.F, further details of contractual obligations are provided as at December 31, 2022.

As Canagold performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as Canagold narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, Canagold must make payments to the optionors and lease liability obligations for its office facilities as follows as at December 31, 2022:

Canagold Resources Ltd.

Form 20-F

(1)	Advance royalty payments of $215,000 remain payable as at December 31, 2022 with annual payments of $35,000. Items 4.A and 4.D provide further details.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at September 30, 2022, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2023	$85
2024	$86
2025	$87
2026	$88
2027	$60

$406

Canagold Resources Ltd.

Form 20-F

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $215,000 remains payable as at December 31, 2022.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

The directors and senior management of Canagold as of April 28, 2023 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
Sofia Bianchi (3),(4),(5) ,(7) BC, Canada		Chair of Board of Directors (since July 19, 2022)
Andrew Trow (3),(4),(5) Cape Town, South Africa	Manging Director at Fresh Beverages (Pty) Ltd (since January 2015); Partner at Atlante Capital Partners (since May 2014);	Director (since July 19, 2022)
Carmen Letton (3),(6),(7) Australia

Managing Director at Malett Pty Ltd (since February 2022); Head of RDP and LoAP at Anglo American (from October 2018 to January 2022); Head of Open Pit Mining at Anglo American (from April 2015 to August 2018).

Director (since July 19, 2022)
Michael Doyle(6),(8) Medellin, Columbia	Chief Technical Officer of Canagold Resources Ltd (since August 2022); Partner and Vice President of Technical Services at Sun Valley Investments (since 2016);	Director and Chief Technical Officer (since August 9, 2022)
Kadri Dagdalen (6) Colorado, USA	Professor at Colorado School of Mines (since 1992); President of Optitech Engineering Solutions (since 2005)	Director (since July 19, 2022)
Catalin Kilofliski BC, Canada

Chief Executive Officer of Canagold Resources Ltd. (since August, 2022); President & CEO of Europacific Metals Inc. ( from July 2018 to July 2022) ; Director Corp Dev for TSXV Listed Tudor Gold Corp (from April 2019 to October 2020; CEO of  Canagold Resources Ltd., from January 2014 to June 2018;

Chief Executive Officer (since August 3, 2022)

Canagold Resources Ltd.

Form 20-F

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
Garry Biles British Columbia, Canada	Vice-President, Mining, of Canagold Resources Ltd. (from March 1, 2007 to May 31, 2008)	President and Chief Operating Officer (since June 1, 2008)
Troy Gill British Columbia, Canada	Vice-President (Exploration) of Canagold (since June 2020) Exploration Manager of Sanatana Resources Inc. (from June 2008 to November 2019)	Vice-President (Exploration) (since June 2020)
Knox Henderson British Columbia, Canada	Vice-President (Corporate Development) of Canagold (since July 2021) Investor Relations Advisor of Great Bear Resources Ltd. and Kodiak Cooper Corp. (from October 2016 to June 2021)	Vice-President (Corporate Development) (since July 2021)
Colm Keogh British Columbia, Canada

Vice-President (Operations) of Canagold (since March 2023)

Manager of Operations Support & Engineering / Operations Manager at Eldorado Gold Corporation (from November 2017 to June 2022)

Mining Consultant at Druid Mining (from June 2022 to April 2023)

Vice-President (Operations) (since March 2023)

Canagold Resources Ltd.

Form 20-F

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
Mihai Draguleasa British Columbia, Canada

Chief Financial Officer, Corporate Secretary of Canagold Resources Ltd. (since February 2023);

Chief Financial Officer, Corporate Secretary of Europacific Metals Inc(since November 2020); Chief Financial Officer, Corporate Secretary of Valhalla Metals Inc (since December 2022); Partner of Lazuli CPA Inc (since January 2020); Manager, Ernst Young LLP (from May 2018 to July 2019); Senior Tax Analyst at Deloitte LLP (from August 2012 to March 2018)

Chief Financial Officer Corporate Secretary (since February 3, 2023)

(1)	The information as to residence and principal occupation during the past five years is not within the knowledge of the Company and has been furnished by the respective directors and officers.
(2)	Unless otherwise stated above, each of the above‑named nominees has held the principal occupation or employment indicated for at least five years.
(3)	Member of Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of Nomination Committee.
(6)	Member of Technical, Environmental, Social and Safety.
(7)	Member of Investment Committee.
(8)	Micheal Doyle is not an independent director as he is an executive for Sun Valley, a control entity of the Company

Andrew Bowering resigned from the Board of Directors in March 2022.

At the Company’s contested Annual and Special General Meeting held on July 19, 2022, shareholders voted for the election of Sofia Bianchi, Carmen Letton, Kadri Dagdelen, Andrew Trow, and Scott Eldridge as Directors for the ensuing year.  Three other nominees originally proposed by the Company, namely Bradford Cooke, Martin Burian and Deepak Malhotra, elected to resign from the Board.

Canagold Resources Ltd.

Form 20-F

In August 2022, Scott Eldridge resigned as CEO and a Director of the Company, and Catalin Kilofliski was appointed as CEO, and Michael Doyle was nominated as a Director and who subsequently was appointed as Chief Technical Officer.

At the Company’s Special General Meeting held on October 17, 2022, disinterested shareholders voted in favor for the creation of a new control person with Sun Valley Investments AG (“Sun Valley”) owning more that 20% interest of the Company which allowed the closing of the flow through private placement for 4.7 million common shares, resulting in Sun Valley’s ownership interest in the Company increasing from 19.40% to 23.55%. Sun Valley participated in a rights offering in December 2022 and increased its ownership in the Company to 40.06%.

In February 2023, Philip Yee resigned as CFO and Corporate Secretary of the Company, and Mihai Draguleasa was appointed as CFO and Corporate Secretary of the Company.

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

Canagold Resources Ltd.

Form 20-F

During the fiscal period ended December 31, 2022, the aggregate compensation incurred by Canagold to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$1,181,650 of which CAD$195,140 was for bonuses.

The table below discloses information with respect to executive compensation paid by Canagold to its directors and officers for the fiscal year ended December 31, 2022.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

Canagold Resources Ltd.

Form 20-F

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

The following table sets forth information concerning outstanding stock options under Canagold’s Stock Option Plan as at December 31, 2022 to each director and officer of Canagold.  No SARs were outstanding.

Options and Stock Appreciation Rights (“SARs”)

No stock options and SARs were granted to directors and officers during the fiscal year ended December 31, 2022.

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

Canagold Resources Ltd.

Form 20-F

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

During the fiscal year ended December 31, 2022, Canagold incurred the following director fees in Canadian dollars:

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

Form 20-F

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

In 2020, Canagold paid bonuses of CAD$103,100 related to corporate performance for 2019 fiscal year;  in 2021 paid bonuses of CAD$146,360 for 2020 fiscal year;  and in 2022, approved bonuses of CAD$195,140 for 2021 fiscal year.  Canagold has made significant corporate advancements over the past years including substantial gains and significantly improved its financial resources and working capital as well as advancing its material mineral project, New Polaris, and optioning out certain of its immaterial mineral properties.

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

No stock options were granted in 2022.

Other Compensation

Mr. Bradford Cooke received a bonus of CAD$30,000 in 2020 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions for 2019.

Canagold Resources Ltd.

Form 20-F

Directors’ and Officers’ Liability Insurance

From 2020 to 2022, Canagold maintains its directors and officers liability insurance coverage of CAD$10 million.

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

The Board of Directors

The Board currently consists of five directors, of which four directors ( Sofia Bianchi, Andrew Trow, Carmen Letton, and Kadri Dagdelen) are currently “independent” in the context of the Policy.  Mike Doyle is not an independent director because he is an officer of the Company (Chief Technical Officer) and Executive of Sun Valley.

Directors are elected at Canagold’s annual general meeting and are re-elected for the ensuing year.

Canagold Resources Ltd.

Form 20-F

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Sofia Bianchi	1
Andrew Trow	1
Carmen Letton	1
Kadri Dagdelen	1
Mike Doyle	1

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

Sofia Bianchi is the Chair of the Board of Directors of Canagold and Andrew Trow is the Chair of the Audit Committee.

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

In 2022, the Compensation Committee approved for independent Board members to receive the following annual compensation in Canadian dollars:

Chair of Board - $32,000

Director - $22,000

Audit committee chair: $6,000

Other committee chair: $3,000

Canagold Resources Ltd.

Form 20-F

Audit Committee

The Audit Committee is comprised of:

Chairman: Andrew Trow

Members: Sofia Bianchi, Carmen Letton

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

Committee	Members	Mandate
Nomination	Sofia Bianchi (Chair) Andrew Trow

The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.

Compensation	Sofia Bianchi (Chair) Andrew Trow

The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to Canagold’s strategy, policies and programs on the compensation and development of senior management and directors.

Technical	Carmen Letton (Chair) Kadri Dagdelen Mike Doyle

The Technical Committee is to provide technical expertise and advice to the Board of Directors with respect to strategies, opportunities, challenges, proposals, programs and budgets for mineral property acquisition, exploration, development and disposition.

Investment	Sofia Bianchi (Chair) Carmen Letton

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

Canagold Resources Ltd.

Form 20-F

6.D Employees

Canagold’s business is administered principally from its head office in Vancouver, British Columbia, Canada.  As of April 28, 2023, Canagold had a staff of three full-time employees and two part-time employees based in Vancouver, BC, Canada.

6.E Share Ownership

As at April 28, 2023, the share ownership and number of stock options of the directors and officers of Canagold are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Sofia Bianchi Chair and Director	Nil	0.00%	Nil	N/A	N/A
Andrew Trow Director	Nil	0.00%	Nil	N/A	N/A
Carmen Letton Director	Nil	0.00%	Nil	N/A	N/A
Kadri Dagdelen Director	Nil	0.00%	Nil	N/A	N/A
Mike Doyle Director	Nil	0.00%	Nil	N/A	N/A
Catalin Kilofliski Chief Executive Officer	Nil	0.00%	Nil	N/A	N/A
Garry Biles President and Chief Operating Officer	275,552	0.20%	40,000	$0.30	June 27, 2024
			100,000	$0.40	June 29, 2023
			60,000	$0.50	June 29, 2025
			300,000	$0.50	June 24, 2026
Troy Gill Vice-President (Exploration)	Nil	Nil%	60,000	$0.50	June 29, 2025
			500,000	$0.50	June 24, 2026
Knox Henderson Vice-President (Corporate Development)	100,000	0.07%	500,000	$0.52	July 12, 2026
Mihai Draguleasa Chief Financial Officer and Secretary	Nil	0.00%	Nil	N/A	N/A
Colm Keogh Vice-President (Operations)	Nil	0.00%	Nil	N/A	N/A

(1)	As at April 28, 2023, Canagold had 136,889,394 common shares issued and outstanding.

(2)	Common shares.

Canagold Resources Ltd.

Form 20-F

As at April 28, 2023, 375,552 common shares of Canagold were beneficially owned, directly or indirectly, by the directors and executives, as a group, representing 0.27% of Canagold’s issued and outstanding voting securities (136,889,394 common shares).

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

At the Company’s Special General Meeting held on October 17, 2022, disinterested shareholders voted in favor for the creation of a new control person with Sun Valley owning more that 20% interest of the Company which allowed the closing of the flow through private placement for 4.7 million common shares, resulting in Sun Valley’s ownership interest in the Company increasing from 19.40% to 23.55%. Sun Valley participated in a rights offering in December 2022 and increased its ownership in the Company to 40.06%. Michael Doyle is a Partner and Vice President of Technical Services for Sun Valley and, as of August 9, 2022, is a director of Cangold. Sun Valley and its beneficial owners, do not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canagold, to the best of Canagold’s knowledge, except as disclosed in this 20-F.

All of Canagold’s shareholders have the same voting rights.

Details of all total outstanding options, warrants and other rights to purchase securities of Canagold and its subsidiaries as at April 28, 2023 unless otherwise stated, are set forth below:

Canagold Resources Ltd.

Form 20-F

Stock Option Summary

Stock options which are outstanding as of April 28, 2023 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Granted	Expiry Dates

100,000	$0.40	June 29, 2018	June 29, 2023
215,000	$0.52	July 12, 2021	July 12, 2023
40,000	$0.30	June 27, 2019	June 27, 2024
120,000	$0.50	June 29, 2020	June 29, 2025
800,000	$0.50	June 24, 2021	June 24, 2026
500,000	$0.52	July 12, 2021	July 12, 2026

1,775,000	TOTAL

Canagold Resources Ltd.

Form 20-F

Warrant Summary Chart

Warrants which are outstanding as of April 28, 2023 are as follows:

Amount Outstanding	Exercise Prices (CAD$)	Dates Issued	Expiry Dates

638,510	$0.75	October 28, 2021	October 28, 2023

638,510	TOTAL

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

Canagold Resources Ltd.

Form 20-F

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

As of April 28, 2023 SunValley owned 54,838,133 common shares for an 40.06% interest. All three of its nominees,  Carmen Letton, Sofia Bianchi and Andrew Trow, were elected to Canagold’s board of directors at the Company’s Annual and Special General Meeting held on July 19, 2022 Sun Valley.  SunValley does not exert control over Canagold nor over its Board of Directors. Sun Valley is not, directly or indirectly, actively involved in the operations of Canagold, and do not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge, except as disclosed in this Form 20-F.

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

Canagold Resources Ltd.

Form 20-F

All shares of Canagold, including all those held by any major shareholders, are common shares with similar voting rights.  As of April 26, 2023  there were 136,889,394  common shares of Canagold which were issued and outstanding.  Based on the records of Canagold’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 24 registered holders of Canagold’s common shares resident in the United States holding 9,753,586 common shares.  This number represents approximately 7.14% of the total issued and outstanding common shares of Canagold at that date.

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

7.B Related Party Transactions

For the fiscal year ended December 31, 2022 Canagold had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management for employee services is disclosed in the table below.

Canagold Resources Ltd.

Form 20-F

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2022, 2021 and 2020 include:

				No Changes
				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2022	2021	2020	2022	2021

Key management compensation:
Executive salaries and remuneration (1)	$647	$567	$562	$106	$126
Severance	191	-	-	-	-
Directors fees	70	26	33	57	-
Share-based payments	154	929	148	-	-
	$1,062	$1,522	$743	$163	$126

Net office, sundry, rent and salary allocations recovered from (incurred to) company sharing a common director (2)	$1	$8	$5	$1	$1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The company is Aztec Minerals Corp.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Until February 2023, Canagold shared common office facilities, employee and administrative support, and office sundry with Aztec Minerals, and such allocations to Aztec Minerals are on a full cost recovery basis.  Any balances due from (to) related parties are payable on demand.

Items 4.A, 5.B, 6.E and 7.A provide further details of Canagold’s normal course issuer bid.

Under “Developments over the Last Three Financial Years” details of loans received from related parties are provided.

In each case the transactions described below were, in Canagold’s view, completed on terms no less favourable to Canagold than if they had been entered into with unaffiliated parties.

Canagold Resources Ltd.

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in Canagold’s audited financial statements and other than transactions carried out in the ordinary course of business of Canagold or any of its subsidiaries, none of the directors or senior officers of Canagold, a proposed management nominee for election as a director of Canagold, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of Canagold nor an associate or affiliate of any of the foregoing persons had since January 1, 2022 (being the commencement of Canagold’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge.

Canagold Resources Ltd.

Form 20-F

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

(a)	Consolidated Statements of Financial Position as of December 31, 2022 and 2021;

(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2022, 2021 and 2020;

(c)	Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2022, 2021 and 2020;

(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2022, 2021 and 2020; and

(e)	Notes to the consolidated financial statements.

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Form 20-F

Legal Proceedings

Canagold is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on Canagold’s financial position or profitability other than as disclosed in Canagold’s continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

8.B Significant Changes

There has been no significant change in the financial condition of Canagold since December 31, 2022 other than as disclosed in this Form 20-F and in Canagold’s continuous disclosure documents.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

For further information, refer to the full text of the Notice of Articles and Articles of Canagold, which are available online atwww.sedar.comas part of Canagold’s publicly available filings under the heading “Other”, as filed on November 10, 2005.

Canagold Resources Ltd.

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

For the two years immediately preceding April 28, 2023, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which Canagold or any member of the group was a party, and other than as disclosed in this Form 20-F and in its continuous disclosure filings. For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report on Form 20-F has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information).  Requests for such copies should be directed to us at the following address: Suite #1250 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  Canagold is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

10.I Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canagold’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canagold’s audited consolidated financial statements for the year ended December 31, 2022 and the notes thereto.

Item 3.D provides information concerning risk factors.

Canagold Resources Ltd.

Form 20-F

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

There were no changes in Canagold’s approach to capital management during the year ended December 31, 2022.

Management of Financial Risk

Canagold is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

Canagold Resources Ltd.

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

Canagold ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account Canagold’s holdings of cash and its ability to raise equity financings. As at December 31, 2022, the Company had a working capital (current assets less current liabilities) of $4.4 million (2021 – $2.6 million). Canagold has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2023.

Canagold Resources Ltd.

Form 20-F

The following schedule provides the contractual obligations related to the deferred royalty payments and lease liability payments as at December 31, 2022 and 2021:

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

Canagold Resources Ltd.

Form 20-F

Canagold is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Based upon the above net exposure as at December 31, 2022 and assuming all other variables remain constant, a 10% (2021 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $426,000 (2021 - $218,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

Canagold has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canagold Resources Ltd.

Form 20-F

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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2022 and assuming all other variables remain constant, a net increase or decrease of 75% (2021 - 75%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $641,000 (2021 - $975,000).

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

Canagold Resources Ltd.

Form 20-F

Management conducted an evaluation of the design and operation of Canagold’s internal control over financial reporting as of December 31, 2022 based on the criteria in a framework developed by Canagold’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including Canagold’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2022, Canagold’s internal control over financial reporting was effective.

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

Canagold Resources Ltd.

Form 20-F

ITEM 16. [RESERVED]

16A. Audit Committee Financial Expert

Canagold’s Board of Directors has determined that Mr. Andrew Trow qualifies as an audit committee financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American Company Guide).

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

During the fiscal year ended December 31, 2022, Canagold did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Canagold Resources Ltd.

Form 20-F

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of Canagold:

(Stated in terms of Canadian dollars)

Type of Services Rendered	2022 Fiscal Year (CAD$)	2021 Fiscal Year (CAD$)

(a) Audit Fees	$78,000	$55,000

(b) Audit-Related Fees	Nil	Nil

(c) Tax Fees	$7,000	$5,000

(d) All Other Fees	Nil	Nil

Canagold Resources Ltd.

Form 20-F

At an Audit Committee meeting held in March 2023, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2023 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2023, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

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

Canagold Resources Ltd.

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

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1	Report of Independent Registered Public Accounting Firm dated March 24, 2023	100-101
1.2

Consolidated statements of financial position as at December 31, 2022 and 2021 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2022, 2021 and 2020.

102-106

Canagold Resources Ltd.

Form 20-F

ITEM 19. EXHIBITS

Exhibits

Exhibit #	Description

1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia), previously filed as Exhibit 2.1 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference

1-2	Shareholders Right Plan dated April 30, 2005, previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference

2-1	Description of Registered Securities

8-1	List of Material Subsidiaries

12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Catalin Kilofliski)

12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mihai Draguleasa)

13-1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Catalin Kilofliski)

13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mihai Draguleasa)

Canagold Resources Ltd.

Form 20-F

SIGNATURE

Canagold hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 28, 2023.

CANAGOLD RESOURCES LTD.

Per:

/s/ Catalin Kilofliski
Catalin Kilofliski, Chief Executive Officer

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2022, 2021 and 2020

Canagold Resources Ltd.

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANAGOLD RESOURCES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has a net loss of $2.7 million for the year ended December 31, 2022 and as at that date, an accumulated deficit of $52.8 million. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

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

Vancouver, Canada

March 24, 2023

CANAGOLD RESOURCES LTD.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

Nature of operations and going concern (Note 1)

Subsequent events (Note 17)

Commitments (Note 14)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow
Director	Director

CANAGOLD RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars, except per share amounts)

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

Refer to the accompanying notes to the consolidated financial statements.

166

CANAGOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

Refer to the accompanying notes to the consolidated financial statements.

167

CANAGOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1. Nature of Operations and Going Concern

Canagold Resources Ltd. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #1250 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $2.7 million in 2022 (2021 - $1.8 million and 2020 - $1.7 million) and has a deficit of $52.8 million as at December 31, 2022 (2021 - $51.1 million and 2020 - $49.3 million).In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b) Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 17, 2023.

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

For the Years ended December 31, 2022, 2021 and 2020

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

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as a cumulative translation adjustment in other comprehensive income (loss), which is included in accumulated other comprehensive loss.

(e) Critical accounting estimates and judgments:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgments and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables, valuation of certain marketable securities, accrued site remediation, amount of flow-through obligations, incremental borrowing rate for leases entered into, and the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgment in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(e) Critical accounting estimates and judgments: (continued)

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. The Company is also entitled to refundable mining tax credits on qualified resource expenditures incurred in Canada. Differences in judgment between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company’s required expenditures not being fulfilled or refundable tax credits not being recoverable. The Company accrues for refundable mining tax credits when management is reasonably assured that the amount is collectable.

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

(a) Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including New Polaris Gold Mines Ltd. (Canada) and American Innovative Minerals LLC (“AIM”) (USA). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

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

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in profit or loss. Associated transaction costs are recognized in profit or loss in the period in which it arises.

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

For the Years ended December 31, 2022, 2021 and 2020

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

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Significant Accounting Policies (continued)

(d) Mineral property interests: (continued)

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

Additions during the year are amortized on a pro-rated basis.

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

(g) Non-monetary transactions:

Common shares issued for consideration other than cash are valued based on the fair market value of the goods or services received and if not determinable, the common shares are valued at their quoted market price at the date of issuance.

(h) Flow-through common shares:

The Company will, from time to time, issue flow-through common shares to finance a portion of its exploration program.  Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium equal to the excess, if any, which investors pay for the flow-through common share over the market price of common shares on closing date and which is recognized as a liability; and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability or tax recovery for the amount of tax reduction renounced to the shareholders.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

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

(i) Share-based payments:

The Company has a stock option plan that is described in Note 10(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

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

(j) Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development, or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

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

For the Years ended December 31, 2022, 2021 and 2020

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

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

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

For the Years ended December 31, 2022, 2021 and 2020

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

(o) Mining exploration tax recoveries:

The Company recognizes mining exploration tax recoveries in the period in which there is reasonable expectation, based on management’s estimate, of receiving a refund. The amount of refundable mining tax credits receivable is subject to review and approval by the taxation authorities and is adjusted for in the period when such approval is confirmed.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2022.

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

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs. There were no transfers between levels 1, 2 or 3 during the years ended December 31, 2022 and 2021.

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

The financial instruments that potentially subject the Company to credit risk comprise cash and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and its ability to raise equity financings. As at December 31, 2022, the Company had a working capital (current assets less current liabilities) of $4.4 million (2021 - $2.6 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2023.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(b) Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 9(b) and (c)) as at December 31, 2022 and 2021:

		Payments due by Period					Payments due by Period
			(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$406	$85	$173	$148	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	215	35	105	75	-

Total, December 31, 2022	$406	$85	$173	$148	$-	$215	$35	$105	$75	$-

Basic office lease	$28	$28	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	250	35	105	105	5

Total, December 31, 2021	$28	$28	$-	$-	$-	$250	$35	$105	$105	$5

Accounts payable and accrued liabilities are due in less than 90 days.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

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

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Based upon the above net exposure as at December 31, 2022 and assuming all other variables remain constant, a 10% (2021 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $426,000 (2021 - $218,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(ii) Interest rate risk:

In respect of financial assets, the Company’s policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents and no interest-bearing debt at period-end.

(c) Market risk:

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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2022 and assuming all other variables remain constant, a net increase or decrease of 75% (2021 - 75%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $641,000 (2021 - $975,000).

6. Marketable Securities

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests

| | Canada | | USA | | |
|---|---|---|---|---|---|
| | British Columbia | | Nevada | | |
| | New Polaris (Note 7(a)(i)) | Windfall Hills (Note 7(a)(ii)) | Fondaway Canyon (Notes 7(b)(i)) | Corral Canyon (Note 7(b)(ii)) | Total |
| **Acquisition Costs:** | | | | | |
| Balance, December 31, 2021 | $ 3,941 | $ 370 | $ 1,289 | $ 25 | $ 5,625 |
| Additions | 12 | - | - | - | 12 |
| Recoveries | - | - | (476) | - | (476) |
| Foreign currency translation adjustment | (43) | (22) | (158) | (2) | (225) |
| Balance, December 31, 2022 | 3,910 | 348 | 655 | 23 | 4,936 |
| **Deferred Exploration Expenditures:** | | | | | |
| Balance, December 31, 2021 | 14,968 | 1,062 | 1,547 | 579 | 18,156 |
| Additions: | | | | | |
| Exploration: | | | | | |
| Assays and sampling | 145 | 4 | - | - | 149 |
| Community and social | 20 | - | - | - | 20 |
| Drilling | 2,023 | - | - | - | 2,023 |
| Environmental | 557 | - | - | - | 557 |
| Feasibility | 215 | - | - | - | 215 |
| Field, camp, supplies | 234 | - | - | - | 234 |
| Fuel, gas, propane | 177 | - | - | - | 177 |
| General, administrative, sundry | 15 | - | 19 | - | 34 |
| Geology | 301 | - | - | - | 301 |
| Local labour | 503 | - | - | - | 503 |
| Machinery and equipment | 52 | - | - | - | 52 |
| Metallurgy | 171 | - | - | - | 171 |
| Reclamation | 20 | - | - | - | 20 |
| Recovery of taxes | (774) | - | - | - | (774) |
| Rental and storage | 103 | - | - | 2 | 105 |
| Royalties | 53 | - | - | - | 53 |
| Salaries | 157 | - | - | - | 157 |
| Surface taxes | 1 | - | - | 17 | 18 |
| Surveying | 6 | - | - | - | 6 |
| Transportation | 541 | - | - | - | 541 |
| Utilities | 39 | - | - | - | 39 |
| Recoveries | - | - | (62) | - | (62) |
| Foreign currency translation adjustment | (1,074) | (69) | (143) | (68) | (1,354) |
| Balance, December 31, 2022 | 18,453 | 997 | 1,361 | 530 | 21,341 |
| **Mineral property interests:** | | | | | |
| Balance, December 31, 2022 | $ 22,361 | $ 1,345 | $ 2,016 | $ 553 | $ 26,277 |

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

| | Canada | | USA | | |
|---|---|---|---|---|---|
| | British Columbia | | Nevada | | |
| | NewPolaris (Note 7(a)(i)) | Windfall Hills (Note 7(a)(ii)) | Fondaway Canyon (Notes 7(b)(i)) | Corral Canyon (Note 7(b)(ii)) | Total |
| **Acquisition Costs:** | | | | | |
| Balance, December 31, 2020 | $ 3,927 | $ 368 | $ 1,641 | $ 25 | $ 5,961 |
| Additions | 13 | - | - | - | 13 |
| Recoveries | - | - | (359) | - | (359) |
| Foreign currency translation adjustment | 1 | 2 | 7 | | 10 |
| Balance, December 31, 2021 | 3,941 | 370 | 1,289 | 25 | 5,625 |
| **Deferred Exploration Expenditures:** | | | | | |
| Balance, December 31, 2020 | 6,683 | 1,046 | 1,573 | 557 | 9,859 |
| Additions: | | | | | |
| Exploration: | | | | | |
| Assays and sampling | 105 | 2 | - | - | 107 |
| Community and social | 3 | - | - | - | 3 |
| Drilling | 4,250 | - | - | - | 4,250 |
| Engineering | 34 | - | - | - | 34 |
| Environmental | 534 | - | - | - | 534 |
| Field, camp, supplies | 401 | - | - | - | 401 |
| Fuel, gas, propane | 296 | - | - | - | 296 |
| General, administrative, sundry | 14 | - | 3 | - | 17 |
| Geology | 570 | - | - | - | 570 |
| Local labour | 594 | - | - | - | 594 |
| Machinery and equipment | 136 | - | - | - | 136 |
| Metallurgy | (7) | - | - | - | (7) |
| Rental and storage | 83 | - | 20 | 1 | 104 |
| Salaries | 110 | 10 | 2 | 2 | 124 |
| Surface taxes | 10 | - | - | 17 | 27 |
| Surveying | 23 | - | - | - | 23 |
| Transportation | 1,062 | - | - | - | 1,062 |
| Utilities | 46 | - | 3 | - | 49 |
| Recoveries | - | - | (61) | - | (61) |
| Foreign currency translation adjustment | 21 | 4 | 7 | 2 | 34 |
| Balance, December 31, 2021 | 14,968 | 1,062 | 1,547 | 579 | 18,156 |
| **Mineral property interests:** | | | | | |
| Balance, December 31, 2021 | $ 18,909 | $ 1,432 | $ 2,836 | $ 604 | $ 23,781 |

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(a) Canada:

(i) New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2022 include a reclamation bond for $224,000 (2021 - $218,000).

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

(iii) Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2022, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

(iv) Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn a 100% undivided interest in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period.

In 2020, the Company terminated the property option agreement, and accordingly indicators of impairment existed leading to a test of recoverable amount which resulted in an impairment loss of $1.1 million. A value in use calculation is not applicable as the Company does not have any expected cash flows from the property option agreement at this stage. In estimating the fair value less costs of disposal, management did not have observable or unobservable input to estimate the recoverable amount greater than $nil. As this valuation technique requires management’s judgment and estimates of recoverable amount, it is classified as Level 3 of the fair value hierarchy.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) United States:

(i) Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out a balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $215,000 remains payable as at December 31, 2022 (2021 - $250,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for four years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. Payment terms by Getchell are as follows:

	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100	(received in 2022)	400	(received in 2022 with fair value of $376,000)
4th anniversary	1,600		1,000
	$2,000		$2,000

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

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) United States: (continued)

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2022 (2021 - $12,000) which was recognized as mineral property option income.

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three-year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three-year period and issue 2.5 million common shares and 2.5 million warrants over a two-year period, and shall incur aggregate exploration expenditures of at least $4 million over a three-year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In 2022, the Company received CAD$50,000 cash (2021 - CAD$25,000). In 2021 the Company received 1.25 million shares with a fair value of $159,600 and 1.25 million warrants with a fair value of $5,000, all of which were recognized as mineral property option income.

(v) Hot Springs Point (Nevada):

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property located in Eureka County, Nevada, with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company. The entire amount received was recognized in mineral property option income as a gain as Hot Springs book value on acquisition day by the Company was $nil; Hot Springs being incidental to the Fondaway Canyon property when they were acquired together.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(c) Expenditure options:

As at December 31, 2022, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Note 7(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 7(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

(1)

Advance royalty payments of $215,000 remain payable as at December 31, 2022 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 7b)(i)).

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(d) Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/ concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

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

For the Years ended December 31, 2022, 2021 and 2020

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

8. Equipment

The Company had a lease agreement for its headquarter office space in Vancouver, British Columbia. Its office lease term ended in July 2022 and a new office lease term started in September 2022 for a different office. The lease was set up as a right-of-use asset under the IFRS rules and 6.60% discount rate was used.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities

(a) Flow Through Premium Liability

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

On January 19, 2022, the Company closed a private placement for 4.05 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$2.03 million. The fair value of the shares was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.11 per share for a total of CAD$445,500.

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

In connection with the flow through common shares issued during the year ended December 31, 2022, the Company has an obligation to incur qualified expenditures of CAD$229,000 by the 2023 fiscal year.

In connection with the flow through common shares issued during the year ended December 31, 2021, the Company has an obligation to incur qualified expenditures of CAD$2.2 million by the 2022 fiscal year. This obligation was fulfilled as at December 31, 2022.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(b) Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project (Note 7(b)(i)) has a buyout provision for an original amount of $600,000. The buyout amount is subject to advance royalty payments of $35,000 per year by July 15th of each year until the full gross total of $600,000 has been paid. The remaining balance was $425,000 at the closing of the Membership Agreement in March 2017. The $425,000 was discounted to a fair value of $183,000 in 2017 using a discount rate of 18%. The liability is being accreted over time as follows:

Balance, December 31, 2020	$151
Add:
Accretion	26
Less:
Advance royalty payment	(35)

Balance, December 31, 2021	142
Add:
Accretion	24
Less:
Advance royalty payment	(35)

Balance, December 31, 2022	$131

Current portion (1)	$35
Long term portion	96
Balance, December 31, 2022	$131

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 7(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2022 and July 2021.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(c) Lease Liability

The continuity of the lease liability for the years ended December 31, 2022 and 2021 is as follows:

(d) Loans Payable

On June 28, 2022, the Company arranged a loan for CAD$25,000 from a company controlled by a former director. The loan bore interest at a rate of 9% per annum, and the entire loan amount of CAD$25,000 was fully repaid on July 14, 2022 along with interest of CAD$99.

On August 15, 2022, the Company entered into a Bridge Loan Agreement with Sun Valley Investments AG (“Sun Valley”), which is currently a 40.06% control person of the Company for CAD$2.5 million bearing an interest rate of 5.5% per annum. The bridge loan was applied as an advance payment for the standby guaranty for the rights offering (Note 10(b)(i)) and extinguished in December 2022 when Sun Valley purchased 20,352,577 common shares. The Company paid Sun Valley a total of CAD$46,336 in interest and a total of CAD$178,085 in fees (accounted as share issuance expense part of the Shareholder Equity) pursuant to the Standby Guaranty Agreement.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i) In November 2022, the Company proceeded with a rights offering whereby shareholders of the Company received one right for each common share held. Each two rights entitled holders to subscribe for one common share at a price of CAD$0.175. The Company closed the offering on December 16, 2022 and issued 25.3M common share for total gross proceeds of CAD$4.4 million. The Company also entered into a standby guaranty agreement with Sun Valley whereby Sun Valley shall purchase common shares issuable under the rights offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege. In August 2022, the Company obtained a bridge loan of CAD$2.5 million from Sun Valley as an advance payment for the standby guaranty (Note 9(d)). Pursuant to the standby guaranty agreement, Canagold issued 20.4M common shares to Sun Valley. From the CAD$3.6 million gross proceeds received from Sun Valley, the Company deducted a total of CAD$2.5 million to pay back and terminate the $2.5M loan provided by Sun Valley in August 2022 plus accrued interest of CAD$46,336, and a total of CAD$178,085 in fees pursuant to the standby guaranty agreement.

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at a price of CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

(ii) In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders’ fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

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

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(b) Issued: (continued)

(iii) In October and November 2020, the Company closed a private placement in two tranches totaling 21 million units at a price of CAD$0.40 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 8 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 13 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders’ fees included CAD$176,400 in cash and 385,200 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange (“TSX”), the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

In 2020, stock options for 576,000 shares were exercised for proceeds of $138,000 and $98,000 was reallocated from reserve for share-based payments to share capital.

Stock options for 280,000 common shares were cancelled for the exercise of share appreciation rights for 143,303 common shares at a fair value of CAD$0.55 per share.

(c) Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 17,311,919. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Stock option plan: (continued)

The continuity of outstanding stock options for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022		2021		2020
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	6,665,000	$0.48	3,210,000	$0.42	3,550,000	$0.37
Granted	-	-	4,315,000	$0.50	840,000	$0.50
Exercised	-	-	(650,000)	$0.39	(576,000)	$0.31
Cancelled	-	$0.00	(210,000)	$0.40	(280,000)	$0.30
Forfeited	(4,020,000)	$0.46	-	-	(140,000)	$0.39
Expired	(410,000)	$0.50	-	-	(184,000)	$0.42
Outstanding balance, end of year	2,235,000	$0.49	6,665,000	$0.48	3,210,000	$0.42

Exercise price range		$0.30 - $0.52		$0.25 - $0.55		$0.25 - $0.55

In 2022, the weighted average share price for the stock option exercise is N/A (2021 - CAD$0.54 and 2020 - $0.66)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2022 and 2021:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2022	(Number of Years)	(CAD$)	Dec 31, 2022	(Number of Years)	(CAD$)

$0.40	160,000	0.49	$0.40	160,000	0.49	$0.40
$0.52	215,000	0.53	$0.52	161,250	0.53	$0.52
$0.30	80,000	1.49	$0.30	80,000	1.49	$0.30
$0.50	180,000	2.49	$0.50	180,000	2.49	$0.50
$0.50	1,100,000	3.48	$0.50	1,100,000	3.48	$0.50
$0.52	500,000	3.53	$0.52	375,000	3.53	$0.52

	2,235,000	2.84	$0.49	2,056,250	2.86	$0.49

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

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

During the year ended December 31, 2022, the Company recognized share-based payments of $154,000 (2021 - $974,000 and 2020 - $170,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	2022	2021	2020

Directors and officers	$159	$929	$148
Employees	1	12	3
Consultants	(6)	33	19

	$154	$974	$170

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2022	2021	2020

Number of stock options granted	-	4,315,000	840,000
Fair value of stock options granted (CAD$)	n/a	$0.38	$0.31

Market price of shares on grant date (CAD$)	n/a	$0.49	$0.48
Pre-vest forfeiture rate	n/a	13.04%	13.27%
Risk-free interest rate	n/a	0.78%	0.33%
Expected dividend yield	n/a	0%	0%
Expected stock price volatility	n/a	129%	94%
Expected option life in years	n/a	3.83	3.98

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

In fiscal 2020, the Company granted the following stock options:

•	760,000 stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and
•	80,000 stock options to a director with an exercise price of CAD$0.55 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Stock option plan: (continued)

In fiscal 2021, the Company granted the following stock options:

•	3.6 million stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 24, 2026, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and

•	715,000 stock options to an officer and a consultant with an exercise price of CAD$0.52 of which 500,000 stock options have an expiry date of July 12, 2026 and 215,000 stock option with an expiry date of July 12, 2023, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

(d) Warrants:

At December 31, 2022, the Company had outstanding warrants as follows:

Exercise Prices (CAD$)	Expiry Dates	Outstanding at December 31, 2021	Issued	Exercised	Expired	Outstanding at December 31, 2022

$0.65	October 7, 2022 (2)	4,000,000	-	-	(4,000,000)	-

$0.65	November 12, 2022 (2)	6,500,000	-	-	(6,500,000)	-

$0.65	November 12, 2022 (2), (3)	385,200	-	-	(385,200)	-

$0.75	October 28, 2023 (4)	638,510		-	-	638,510

		11,523,710	-	-	(10,885,200)	638,510

At December 31, 2021, the Company had outstanding warrants as follows:

Exercise Prices (CAD$)	Expiry Dates	Outstanding at December 31, 2020	Issued	Exercised	Expired	Outstanding at December 31, 2021

$0.30	July 23, 2021 (1)	301,624	-	(301,624)	-	-

$0.65	October 7, 2022 (2)	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022 (2)	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	385,200	-	-	-	385,200

$0.75	October 28, 2023 (4)	-	638,510	-	-	638,510

		11,186,824	638,510	(301,624)	-	11,523,710

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(d) Warrants: (continued)

At December 31, 2020, the Company had outstanding warrants as follows:

Exercise Prices (CAD$)	Expiry Dates	Outstanding at December 31, 2019	Issued	Exercised	Expired	Outstanding at December 31, 2020

$0.30	July 23, 2021 (1)	301,624	-	-	-	301,624

$0.65	October 7, 2022 (2)	-	4,000,000	-	-	4,000,000

$0.65	November 12, 2022 (2)	-	6,500,000	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	-	385,200	-	-	385,200

		301,624	10,885,200	-	-	11,186,824

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

In 2022, the weighted average share price for the warrant exercise is CAD$nil (2021 - $0.63 and 2020 - n/a).

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(e) Common shares reserved for issuance:

	Number of Shares
	December 31,
	2022	2021	2020

Stock options (Note 10(c))	2,235,000	6,665,000	3,210,000
Warrants (Note 10(d))	638,510	11,523,710	11,186,824

Balance	2,873,510	18,188,710	14,396,824

11. Corporate Development and General and Administrative

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2022, 2021 and 2020:

	Years ended December 31,			Net balance receivable (payable) as at December 31,
	2022	2021	2020	2022	2021

Key management compensation:
Executive salaries and remuneration (1)	$647	$567	$562	$106	$126
Severance	191	-	-	-	-
Directors fees	70	26	33	57	-
Share-based payments	154	929	148	-	-
	$1,062	$1,522	$743	$163	$126

Net office, sundry, rent and salary allocations recovered from (incurred to) company sharing a common director (2)	$1	$8	$5	$1	$1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The company is Aztec Minerals Corp., which shared one common director until July 2022.

The above transactions are incurred in the normal course of business.

Note 9(d) provides further details regarding a demand loan with a former director and bridge loan from Sun Valley.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2022			December 31, 2021
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$23,708	$2,569	$26,277	$20,341	$3,440	$23,781
Mineral property deposits	166	-	166	-	-	-
Equipment	374	-	374	44	-	44

14. Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at September 30, 2022, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2023	$85
2024	$86
2025	$87
2026	$88
2027	$60

$406

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $215,000 remains payable as at December 31, 2022 (Notes 7(b)(i) and 9(b)).

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Deferred Income Taxes

(a) A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2022	2021

Net loss for the year	$(1,306)	$(1,832)
Canadian statutory tax rate	27.00%	27.00%

Income tax benefit computed at statutory rates	(353)	(495)
Differences between Canadian and foreign tax rates	-	2
Temporary differences	889	(333)
Items not taxable/deductible for income tax purposes	(155)	208
Tax losses and tax offsets not recognized	52	(282)
Under (over) provided in prior years	864	900
Impact of foreign exchange	102

Deferred income tax expense	$1,399	$-

Effective January 1, 2018, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 12% for a total Canadian statutory tax rate of 27%.

(b) The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2022 and 2021 are presented below:

	December 31,
	2022	2021

Deferred tax assets:
Non-capital losses carried forward	$520	$719

Deferred tax liabilities:
Book value of marketable securities		-
Book value over tax value of mineral properties	(1,919)	(719)

Net deferred tax assets	$(1,399)	$-

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Deferred Income Taxes (continued)

(c) The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2022	2021

Non-capital losses	$12,048	$7,803
Marketable securities	211	115
Share issue costs	689	548
Unrealized foreign exchange	257	163
Tax value over book value of mineral properties	-	4,480
Tax value over book value of equipment	1,664	1,409
Unrecognized deductible temporary differences	$14,869	$14,518

As at December 31, 2022, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2026	$53
2027	227
2028	-
2029	-
2030	458
2031	783
2032	840
2033	274
2034	819
2035	1,021
2036	-
2037	1,897
2038	803
2039	789
2040	799
2041	1,330
2042	1,545
No date of expiry	929
$12,567

(d) In addition to corporate income taxes, the Company is also subject to other provincial and federal mining and sales taxes. The $1.1 million receivables amount reported on the Consolidated Statement of Financial Position of the Company is comprised of taxes receivable from the Canadian tax authorities (federal GST credits and British Columbia mineral tax credits). Although the Company has been successful in the past with applications for these credits, there is a risk that the tax claims may be denied or reduced by the tax authorities.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16. COVID-19

In 2022, the coronavirus global pandemic (“COVID-19”) affected the global economy as well as caused volatility in the global financial markets. The full impact of COVID-19 on the global economy remains uncertain and continued adverse affects of COVID-19 remain a risk. The extent to which COVID-19 may impact the Company’s business will depend on developments such as the geographic spread of the disease, the duration of the outbreak, vaccination rates, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. It is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements.

17. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2022, 460,000 stock options at a weighted average exercise price of CAD$0.47 expired unexercised.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2022, 2021 and 2020

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE	#1250 – 625 Howe Street Vancouver, BC, Canada, V6C 2T6 Telephone: (604) 685-9700 Facsimile: (604) 685-9744 Website: www.canagoldresources.com

DIRECTORS	Sofia Bianchi Carmen Letton Andrew Trow Kadri Dagdelen Michael Doyle

OFFICERS

Catalin Kilofliski ~ Chief Executive Officer

Michael Doyle ~ Chief Technical Officer

Garry Biles ~ President and Chief Operating Officer

Troy Gill ~ Vice President (Exploration)

Knox Henderson – Vice President (Corporate Development)

Mihai Draguleasa ~ Chief Financial Officer and Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP #1700 – 475 Howe Street Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND REGISTERED OFFICE	Maxis Law Corporation #910 – 800 West Pender Street Vancouver, BC, Canada, V6C 2V6

SHARES LISTED	Trading Symbols TSX: CCM OTC-QB: CRCUF DBFrankfurt: CAN

