Form 20-F
period 2023-12-31
Canagold Resources Ltd.
filed 2024-04-29
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 157,889,394 common shares as at December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☑

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

Risks related to the Company’s Financial Condition

•	The Company’s ability to continue as a going concern is in doubt and the Company’s planned operations will require future financing and there is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

•	The Company has a history of losses, and we do not expect to generate earnings from operations or pay dividends in the near term, if at all.

•	A substantial or extended decline in gold or silver prices would have a material adverse effect on the value of the Company’s assets and on the Company’s ability to raise capital and could result in lower than estimated economic returns.

Risks related to the Company’s Business

•	The Company’s exploration activities may not be commercially successful, which could lead it to abandon its plans to develop its mineral property interests and its investments in exploration and there is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

•	The Company will be required to locate mineral reserves for its long-term success.

•	The figures for the Company’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Company that any estimates of mineral deposits herein will not change.

•	Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations.

Canagold Resources Ltd.

Form 20-F

•	There is no assurance given by the Company that it owns legal title to its mineral property interests.

•	The Company competes with larger, better capitalized competitors in the mining industry and there is no assurance given by the Company that it can compete for mineral properties, future financings and technical expertise.

•	A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

•	The Company’s directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

•	The Company does not insure against all risks which we may be subject to in our planned operations and there is no assurance given by the Company that it is adequately insured against all risks.

•	The Company is subject to significant governmental and environmental regulations and there is no assurance given by the Company that it has met all environmental or regulatory requirements.

•	Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company’s business.

•	Land reclamation requirements for the Company’s properties may be burdensome.

•	Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

•	The Company may face potential opposition from non-governmental organizations (“NGOs”) to explore, advance, develop and operate its mineral property assets.

•	There is uncertainty related to unsettled First Nations rights and title in British Columbia (Canada) and this may create delays in project approval or interruptions in project progress.

•	The Company’s properties may be located in foreign countries and political instability or changes in the regulations in these countries may adversely affect the Company’s ability to carry on its business.

•	Fluctuations in foreign currency exchange rates may adversely affect the Company’s future profitability.

•	The Company is reliant on third parties.

•	The Company may experience cybersecurity threats.

Canagold Resources Ltd.

Form 20-F

Risks Related to the Company’s United States Reporting

•	It may be difficult for U.S. shareholders to enforce civil liabilities under United States law in Canadian courts.

•	The Company’s possible PFIC status may have possible adverse tax consequences for United States Investors.

•	While we believe we have adequate internal control over financial reporting, internal controls cannot provide absolute assurance that objectives are met.

•	As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

Risks Related to the Company’s Common Shares

•	The Company does not intend to pay dividends.

•	The volatility of the Company’s common shares could cause investor loss.

•	Penny stock classification could affect the marketability of the Company's common stock and shareholders could find it difficult to sell their stock.

•	Possible dilution to current shareholders based on outstanding options and warrants.

Canagold Resources Ltd.

Form 20-F

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars.  For the years ended December 31, 2023, 2022 and 2021 as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”).  Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

mineral resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

As noted in its audited consolidated financial statements for the year ended December 31, 2023 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2023, and has an accumulated deficit of approximately $55.5 million at December 31, 2023.  Furthermore, the Company lacks sufficient funds to achieve the Company’s planned business objectives.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2023 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

At December 31, 2023, the Company had 157,889,394 common shares, and 900,000 outstanding share purchase options and nil share purchase warrants outstanding. Under the new Omnibus Plan, there are also 1,537,255 deferred share units and 1,600,000 restricted share units outstanding at December 31, 2023. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2023, securities that could be dilutive represented approximately 2.96% of the Company’s issued shares.  None of these dilutive securities were exercisable at prices below the December 31, 2023 closing market price of CAD$0.21 for the Company’s shares, which accordingly would not result in dilution to existing shareholders.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and Development of the Company

Canagold Resources Ltd.

Form 20-F

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

Business Address

Office address:	#1250 – 625 Howe Street
Vancouver, British Columbia, Canada, V6C 2T6
Phone: (604) 685-9700

Registered address:	#1500-1055 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4N7
Phone: (604) 689-9111

Canagold Resources Ltd.

Form 20-F

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

During the year ended December 31, 2023, Canagold impaired Windfall Hills and Corral Canyon to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

In prior years, the Fondaway Canyon project was determined to be a material property, and was later optioned to Getchell Gold Corp. (“Getchell”).  On December 29, 2023, Getchell exercised the option to acquire the Fondaway Cannyon and Dixie Comstock. The Company recorded a gain of $738,000 in the 2023 Consolidated statement of comprehensive loss.

Canagold Resources Ltd.

Form 20-F

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $27.5 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2023 and are summarized as follows for the past three fiscal years:

	2023			2022			2021
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,927	$23,581	$27,508	$3,910	$18,453	$22,363	$3,941	$14,968	$18,909
Windfall Hills	-	-	-	348	997	1,345	370	1,062	1,432
Princeton (1)	-		-	-		-	-	-	-

Nunavut (Canada):
Hard Cash (2)	-	-	-	-	-	-	-	-	-
Nigel (2)	-	-	-	-	-	-	-	-	-

Nevada (USA):
Fondaway Canyon (3)	-	-	-	655	1,361	2,016	1,289	1,547	2,836
Corral Canyon (4)	-	-	-	23	530	553	25	579	604

	$3,927	$23,581	$27,508	$4,936	$21,341	$26,277	$5,625	$18,156	$23,781

(1)	Canagold entered into a property option agreement in December 2018 for the Princeton property which was amended in June 2019 and then assigned in October 2020. Item 4.D provides further details.

(2)	Canagold entered into a property option agreement in November 2018 for the Hard Cash and Nigel properties which was written of 2020. Item 4.D provides further details.

(3)

The Fondaway Canyon property was acquired in March 2017. Canagold optioned the property to Getchell in January 2020. Getchell exercised the option in December 2023 and acquired the Fondaway Canyon property. Item 4.D provides further details.

(4)	In 2018, Canagold staked 92 mining claims covering 742 hectares in Nevada, USA. Item 4.D provides further details.

Further information and details regarding Canagold’s mineral property interests are provided in Item 4.D.

Canagold Resources Ltd.

Form 20-F

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2023 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in North America.  The major events in the development of the Company’s business over the last three years are set out below.  Information and details regarding the Company’s properties are provided in Item 4.D.

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

Certain of the mineral properties are subject to royalties.  For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR.  The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out.  A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement.  The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million. On December 29, 2023, Getchell exercised the option to acquire the Fondaway Cannyon and Dixie Comstock. The Company recorded a gain of $738,000 in the 2023 Consolidated statement of comprehensive loss.

Canagold Resources Ltd.

Form 20-F

AIM owns 8 exploration properties in Nevada and owns one gold property in Idaho, and has two royalty interests on other properties.  These properties include the following:

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

On July 28, 2023, the Company closed a financing consisting of 21,000,000 shares at CAD $0.21 per share for aggregate gross proceeds of CAD $4.4 million.

On March 28, 2024, the Company closed a private placement for 15, 700,000 flow through common shares at a price of CAD$0.2625 per share for gross proceeds of CAD$4.1 million.

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

Canagold Resources Ltd.

Form 20-F

In February 2023, Philip Yee resigned as CFO and Corporate Secretary of the Company, and Mihai Draguleasa was appointed as CFO and Corporate Secretary of the Company.

In March 2023, Colm Keogh was appointed as Senior Vice-President of Operations of the Company.

In May 2023, Tim Caldwell was appointed as Vice-President of Sustainability; Tim resigned from this position in October 2023.

In September 2023, Troy Gill resigned as Vice-President of Exploration.

In January 2024, Chris Pharness was appointed as Senior Vice-President of Sustainability and Permitting of the Company.

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

Canagold Resources Ltd.

Form 20-F

In 2022, Canagold’s primary focus was its drilling program, environmental baseline study and camp renovations for its New Polaris property. In 2023, the Company’s primary focus was feasibility studies for its New Polaris property.  Item 4.D provides further details.

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

Canagold Resources Ltd.

Form 20-F

Trends

The cumulative annual prices for gold per ounce for each of the previous three years were as follows:

	Annual Prices for Gold per ounce
	2023	2022	2021
Low	$1,811	$1,626	$1,684
High	$2,115	$2,043	$1,943
Cumulative Average	$1,943	$1,803	$1,799

On average, the price of gold per ounce has increased steadily over the past three years which suggests a trend of improving gold prices.  On April  21, 2024, the closing price for gold was $2,391.

During the period from January 1, 2021 to December 31, 2023, the closing market price for Canagold’s decreased from CAD$0.81 to CAD$0.21, with a 3 year high of CAD$0.85 in January 2021.  On April 21, 2024, the closing market share price was CAD$0.24.  Gold prices decreased in the first quarter of 2021 but remained higher than comparable prior periods and remained flat within a trading range between $1,750 and $1,850 for the remaining quarters in 2021.  Canagold’s stock price reflected similar decreases but was also adversely affected by a dormant period as it developed and planned for mobilization and implementation of the drilling program for New Polaris project in May 2021 due to the significant annual snow fall conditions in the area which makes exploration considerably more prohibitive and expensive.  Its stock price continued on a downtrend for the remainder of 2021 in spite of positive exploration results from its New Polaris project.  The diverse effects of increasing gold prices and decreasing share price of Canagold continued into 2022 as Canagold progresses in its exploration activities for the New Polaris project which may result from market sentiment in the capital markets.  In early 2023 Canagold’s stock price increased as the Company announced its 2022 drilling results and plans to move forward with the New Polaris project. Items 4.A and 4.D provide further details.

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

Canagold Resources Ltd.

Form 20-F

Property Summary Chart (as of December 31, 2023):

Property Name	Location	Maximum % Interest Held	Capitalized Acquisition Expenditures (2)	Capitalized Exploration Expenditures (2)	Total Capitalized Expenditures (2)
New Polaris (1)	BC, Canada	100.00%	$3,927,000	$23,581,000	$27,508,000
Windfall Hills	BC, Canada	100.00%	$0	$0	$0
Corral Canyon	Nevada, USA	100.00%	$0	$0	$0

1Previously known as “Polaris-Taku”.

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

Canagold Resources Ltd.

Form 20-F

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

Figure 1‑1 Location Map

The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres. All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of CanagoldCangold Resources Ltd. subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. CanagoldCangold can reduce this net profit interest to a 10% net profit by issuing 150,000 shares to Rembrandt.

Canagold Resources Ltd.

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

CanagoldCanagold explored the “C” vein system between 1988 and 1997, and carried out infill drilling in 2003 through 2006, to better define the continuity and grade of the vein systems.

Capping of the assays in each vein has been evaluated using cumulative probability plots (CPPs).

Property Description and Location

The New Polaris property consists of a group of 61 contiguous crown grants, and one modified grid claim totaling, 1,196 ha (2,956 acres) located 96 km (60 miles) south of Atlin, BC and 64 km (40 miles) northeast of Juneau, Alaska.  Located at approximately 133º37’W Longitude and 58º42’N Latitude, the deposit lies on the eastern flank of the Tulsequah River Valley (Figure 1‑1).

Property Stage

The property is an exploration stage property. There are no known mineral resources or reserves on the property under S-K 1300 standards at this time.

Property Claims

The claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary CanagoldCanagold Resources Ltd. (Canagold), and subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. (Rembrandt), which Canagold has the right to reduce to 10% by issuing 150,000 shares to Rembrandt.  Table 4 1 summarizes the claims and the locations are shown on Figure 4 1.  Apart from the W.W.1 claim, the claims are crown granted and are kept in good standing through annual tax payments.  The W.W.1 is a modified grid claim.  The claim has sufficient work filed on it to keep it in good standing until February 4, 2020.  The crown granted claims were legally surveyed in 1937.   The mineralized areas are shown on Figure 4 2 and Figure 7 2, which shows the geology of the property on the mineral showings.

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

There is sufficient land available within the mineral tenure held by Canagold for installations such as the process plant and related mine infrastructure.  Surface rights for the areas covered by the CDF, and access road to the CDF, lie with the Crown and will need to be obtained from the Province of British Columbia.

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

Canagold has carried out extensive mapping of the Polaris-Taku property since the early 1990’s.  The work has been done by several employees and contractors and is shown in Figure 7-2.  The gold deposit is hosted within an assemblage of mafic (basalt and andesite units) volcanic rocks altered to greenschist metamorphic facies.  The orientation of these units is inconclusive because there are no marker beds in the sequence.  It is thought that the units are steeply dipping (70º to 80º) to the north based on the orientation of the limestone/basalt interface at the southern portion of the property.

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

Canagold Resources Ltd.

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

Drilling restarted on the property in 2003 with the objective of testing the extent of the C vein mineralization. Godfrey Walton, P. Geo., at the request of Canagold, undertook a review of the New Polaris project and recommended additional drilling in order to test the continuity of the “C” vein zone mineralization at depth below the lower most mine workings.  To this end, limited drill programs were carried in 2003 to 2005 to target the “C” vein extensions below the existing mine workings.

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

In October 2022, the Company retained Ausenco Engineering Canada Inc. to complete a feasibility study for the New Polaris gold project. Key objectives for the feasibility study include:

•	Resource model update (to include nearly 40,000 metres of additional drilling completed)

•	Mining reserves calculation and detailed underground mine plan development

•	Engineer and design all surface infrastructure and processing facilities to include among others: flotation, bio- oxidation, leaching and gold doré bar production

•	Engineer and design surface dry stack tailings and waste rock disposal facility (with no long-term adverse impact on the environment)

•	Evaluate all renewable power alternatives that may be feasible for New Polaris

•	Complete detailed capital and operating cost estimates, including a detailed financial model for the life of the project The feasibility study is expected to conclude in 2024.

In October 2022, the Company signed the Hà Khustìyxh / “Our Way” agreement that establishes the framework for a cooperative and mutually respectful working relationship with the Taku River Tlingit First Nation (“TRTFN”) to support Canagold’s exploration and advancement activities at New Polaris while ensuring to minimize any adverse impacts of mining activity on the rights and interests of the TRTFN. The agreement also lays the foundation for negotiation of future long-term agreements as the project progresses through its permitting, construction and production phases.

In March 2023, the Company submitted its Initial Project Description (IPD) and Engagement Plan submission to the B.C. Environmental Assessment Office. The Company’s IPD submission formally initiates the early engagement phase of the provincial assessment process. In the IPD, the Company provides an overview and detailed description of the Company’s plans to develop, operate, and eventually decommission the New Polaris Gold Project.

In May 2023, the resource model was updated to:

•	89% increase in the Indicated category contained ounces of gold compared to the 2019 preliminary economic assessment resource due to a very successful 2021-22 infill drill program.

•	23% increase to the overall resource tonnage due to the additional veins defined by the 2021-22 infill drilling that were integrated into the new geological model

•	Gold grade improvement by 8% in the indicated category to 11.61 gpt Au, up from 10.8 gpt Au in the 2019 preliminary economic assessment due to the refined geological model constrained by the additional drilling.

•	The updated 2023 MRE provides the Indicated category resource required to underpin the feasibility study announced on October 11, 2022.

•	Underground mineral resource estimate 2.97 million tonnes (Mt)@ 11.6 grams per tonne gold (gpt Au) for 1.11 million ounces (Moz) contained gold indicated and 0.93 Mt @ 8.93 gpt Au for 0.27 Moz contained gold inferred.

Canagold Resources Ltd.

Form 20-F

Further details of the 2021 and 2022 drilling programs are provided in the Company’s news releases:

•	News release dated July 6, 2021 and titled, “Canagold Announces Initial 2021 Drill Results From New Polaris Project Including 24.2 gpt Gold over 6.6 m and 15.8 gpt Gold Over 13.0 m”;
•	News release dated July 19, 2021 and titled, “Canagold Announces Additional Results From New Polaris Drill Program Including 14.3 gpt Au Over 2.7 m and 15.3 gpt Au Over 1.7 m”;
•	News release dated July 27, 2021 and titled, “Canagold Drills 30.8 gpt Gold Over 3.9 Meters at New Polaris Project”;
•	News release dated September 22, 2021 and titled, “Canagold Intersects 17.1 gpt Au Over 8.4 m in Hanging-Wall C10 Vein and 25.7 gpt Au Over 2.1 m in C West Main Vein at New Polaris, BC”;
•	News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”;
•	News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”;
•	News release dated November 30, 2021 and titled, “Summary of High-Grade Drill Intercepts in the C-9 and C-10 Veins at the New Polaris Project in BC”;
•	News release dated January 26, 2022 and titled, “Canagold Announces High-Grade Drill Intercepts Containing Visible Gold from the C-West Main Zone at New Polaris Project, B”;
•	News release dated February 24, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein at New Polaris Project, BC”;
•	News release dated March 2, 2022 and titled, “Canagold Drilling Intersects Deep Extension of C-West Main Vein, and Discovers New High-Grade Parallel C-Vein at New Polaris Project, BC”;
•	News release dated March 21, 2022 and titled, “Canagold Announces Additional High-Grade Gold Drill Intercepts from the C-10 and the C-West Main Veins at New Polaris Project, BC”;
•	News release dated April 21, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein Including 42.5 gpt Au over 2 m at New Polaris Project, BC”.
•	News release dated June 14, 2022 and titled, “Canagold Drilling Intersects New Vein Grading 7.54 gpt Gold over 18.6 m Length at New Polaris Project, BC, Additional High-Grade Mineralization Outlined in C-West Main Vein”;
•	News release dated June 28, 2022 and titled, “Canagold Drilling Reports Two Highest Grade Drill Results of 54 Hole Program Including 13.6 gpt Gold over 25.1 m Length and 34.4 gpt over 6.6 m Length at New Polaris Project, BC”;
•	News release dated July 12, 2022 and titled, “Canagold Summarizes Results of 30,000 m Infill Drill Program at New Polaris Project, BC, Highlights Include 13.6 gpt Over 25.1 m”;
•	News release dated August 18, 2022 and titled, “Canagold Mobilizes Drill Crews and Restarts Resource Expansion Drilling at the New Polaris Project”;
•	News release dated October 11, 2022 and titled, “Canagold Retains Ausenco Engineering to Complete Feasibility Study on New Polaris Project”;
•	News release dated October 27, 2022 and titled, “Canagold Drills 22.1 Grams per Tonne Gold over 4.3 Metres in Y-Vein System at New Polaris”;
•	News release dated January 25, 2023 and titled, “Canagold Announces Agreement with Taku River Tlingit First Nation for Flagship New Polaris Project”; and
•	News release dated February 6, 2023 and titled, “Canagold Confirms Near Surface High-Grade Gold, Including 53.8 gpt Au over 2.78 m and 18.0 gpt Au over 5.64 m in Y-Vein System at New Polaris”.
•	News release dated May 16, 2023 and titled, “Canagold Increases Indicated Gold Resource by 89% in Updated Mineral Resource Estimate for New Polaris Gold Project, BC”.

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

Test work has demonstrated that both BIOX and POX are potential pre-oxidation process options for New Polaris.  BIOX has been selected by Canagold as the base case treatment route due to the lower capital cost and ease of operation compared to a POX circuit.

Various process stage recoveries are listed in Table 13‑1.

Table 13‑1 New Polaris Projected Metallurgical Recoveries

Area	Recovery (%)
Sulphide Flotation	94.9
BIOX and CIL Leach	95.6
Carbon Loss	0.1
EW	99.9

An overall gold recovery for the process flowsheet in Figure 13-8 is estimated at 90.5%.

Canagold Resources Ltd.

Form 20-F

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

In 2023, the Company spent $4.5 million on advancing New Polaris, with most of the spending being attributable to feasibility studies ($2.4 million) and environmental studies ($586,000).

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

The feasibility study is expected to conclude in 2024.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

AIM owns 8 gold properties in Nevada, one gold property in Idaho, and has two royalty interests on other properties.  The following properties are not considered material by Canagold:

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

Canagold Resources Ltd.

Form 20-F

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

In the third quarter of 2020, Canagold completed a Phase 2 diamond drill program.  Six drill holes were completed for a total of 1,500 meters of core over an area of 30 hectares designed to follow up from gold-silver mineralization intersected in the 2014 Phase 1 drill holes.  In 2023, the Company impaired this property to $Nil as no budget or plans are allocated to it.

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

In 2023, the Company impaired this property in its financial statements to $Nil as no budget or plans are allocated to it.

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

Canagold Resources Ltd.

Form 20-F

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected Canagold’s performance during the years presented and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of Canagold for the three fiscal years ended December 31, 2023, 2022, and 2021 should be read in conjunction with the consolidated financial statements of Canagold and related notes included therein.

Canagold Resources Ltd.

Form 20-F

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

Year ended December 31, 2023 compared with December 31, 2022

The Company has no sources of operating revenues.  Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit. The Company incurred a net loss of $3.1 million for fiscal 2023 which is higher than the net loss of $2.7 million in fiscal 2022 (2021- $1.8 million).

Canagold Resources Ltd.

Form 20-F

Net losses were impacted by different functional expense items:

( in $000s)	2023	2022	Variance

Expenses:
General and administrative	403	837	(434)
Employee and director remuneration	598	700	(102)
Change in fair value of marketable securities	364	425	(61)
Shareholder relations	-	384	(136)
Share-based payments	391	154	(116)
Corporate development	152	112	40
Gain on sale of long-term investment	(738)	-	(738)
Interest and finance charges	38	71	(33)
Impairment of mineral properties	1,898	-	1,898
Amortization	89	60	29
Interest income	(65)	(1)	(64)
Foreign exchange gain (loss)	(36)	(172)	136
Mineral property option income	(12)	(545)	533
Deferred income tax expense	-	1,399	(1399)
Income tax recovery	(32)	(719)	687
Net loss for the year	3,050	2,705	345

Overall general and administrative expenses of $403,000 were lower in 2023 in contrast to $837,000 for the same period in 2022. In June 2022, a shareholder provided an advance notice for the nomination of three new directors for the Company at its upcoming annual and special general meeting, which led the Company to engage a proxy solicitation firm and legal counsel in the proxy contest, thus contributing to higher regulatory expenses in the second quarter of 2022. This resulted in the election of three new directors and resignations of three previous directors.

Overall remuneration for employees and directors has been consistent for 2023 vs. 2022, with the higher 2022 amount being attributed mainly to the severance paid to the former CEO.

The change in the fair value of marketable securities is attributable to changes in the quoted market prices of the investments up to their date of disposal or through to period end if continued to be held. In 2023, gains were realized from disposition of marketable securities and a loss was recognized at the end of the period because of the decrease in the fair market value of investments in the Company’s portfolio; in 2022, losses were realized from disposition of marketable securities with further losses being recognized at the end of the period from lower fair values.

Shareholder relations expenses were reduced in 2023. The proxy contest in July 2022 partly contributed to this difference. For financial statements purposes, the Company combined 2023 shareholder relations costs with corporate development costs.

Canagold Resources Ltd.

Form 20-F

Share based payments were higher in 2023 compared to 2022, as in August 2023, under the new Omnibus Incentive Plan, DSUs and RSUs were issued to the directors and officers of the Company.

In 2023, the Company recognized a $738,000 gain on the sale of the Fondaway property to Getchell and an impairment loss of

$1.89 million of the accounting book value of Corral Canyon and Windfall Hills, as the Company does not have budgeted activities for these two properties in the near future.

Mineral property income of $540,000 in 2022 was from the sale of a USA non material property in Nevada, the sale of physical historical geological data library, and the cash option receipt for its Idaho property, as the Company advances its sole material property. In 2023, the $12,000 mineral property income is the cash option receipt for its Idaho property.

The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the period. Income tax recovery of $32,000 for 2023 (2022 - $719,000) was recognized for the pro rata flow through exploration expenditures.

The $1.4 million deferred tax expenses in 2022 is mainly the result of the timing difference between the accounting value and tax value of the mineral properties, the main driver of the difference being the renunciation of the flow-through renunciations.

Canagold Resources Ltd.

Form 20-F

As at December 31, 2023, Canagold has mineral property interests which are comprised of the following:

Canagold Resources Ltd.

Form 20-F

Fiscal Year 2022 – Year ended December 31, 2022 compared with December 31, 2021

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

On July 28, 2023, the Company closed a financing consisting of 21,000,000 shares at CAD $0.21 per share for aggregate gross proceeds of CAD $4,410,000. Sun Valley subscribed for an aggregate of 13,500,000 shares and has increased its ownership in the Company from 40.06% to 43.28%.

On March 28, 2024, subject to receiving the final approval from the TSX Exchange, the Company closed a financing for 15,700,000 flow through common shares at a price of CAD$0.2625 per share for gross proceeds of CAD$4.1 million. Sun Valley subscribed for 15,700,000 shares and has increased its ownership in the Company from 43.28% to 48.41%.

Canagold has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canagold as well as minimum exploration expenditure requirements.  Under Item 5.F, further details of contractual obligations are provided as at December 31, 2023.

As Canagold performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as Canagold narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, Canagold must make payments to the optionors and lease liability obligations for its office facilities as follows as at December 31, 2023:

Canagold Resources Ltd.

Form 20-F

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at December 31, 2023, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

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

Canagold Resources Ltd.

Form 20-F

5.D Trend Information

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

Canagold currently has no active business operations that would be affected by recent trends in productions, sales, etc.  Canagold has no material net sales or revenues that would be affected by recent trends.

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

The directors and senior management of Canagold as of April 23, 2024 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
Sofia Bianchi (3),(4),(5) ,(7) BC, Canada	Partner and CEO of Atlante Partners (since May 2016);	Chair of Board of Directors (since July 19, 2022)
Andrew Trow (3),(4),(5) Cape Town, South Africa	Managing Director at Fresh Beverages (Pty) Ltd (since January 2015); Partner at Atlante Capital Partners (since May 2014);	Director (since July 19, 2022)
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

Chief Executive Officer (since August 3, 2022)

Canagold Resources Ltd.

Form 20-F

Garry Biles British Columbia, Canada	Vice-President, Mining, of Canagold Resources Ltd. (from March 1, 2007 to May 31, 2008)	President and Chief Operating Officer (since June 1, 2008)
Chris Pharness British Columbia, Canada	VP Sustainable Development of Osisko Development Corp(from 2019 to 2023); VP Environment and Sustainability of Barkerville Goldmines Ltd (prior to 2019)	Vice-President (Sustainability and Permitting) (since January 2024)
Knox Henderson British Columbia, Canada	Vice-President (Corporate Development) of Canagold (since July 2021) Investor Relations Advisor of Great Bear Resources Ltd. and Kodiak Cooper Corp. (from October 2016 to June 2021)	Vice-President (Corporate Development) (since July 2021)
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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

In February 2023, Philip Yee resigned as CFO and Corporate Secretary of the Company, and Mihai Draguleasa was appointed as CFO and Corporate Secretary of the Company.

In March 2023, Colm Keogh was appointed as Senior Vice-President of Operations of the Company.

In May 2023, Tim Caldwell was appointed as Vice-President of Sustainability; Tim Caldwell resigned from this position in October 2023.

In September 2023, Troy Gill resigned as Vice-President of Exploration.

In January 2024, Chris Pharness was appointed as Senior Vice-President of Sustainability and Permitting of the Company.

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

During the fiscal period ended December 31, 2023, the aggregate compensation incurred by Canagold to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was CAD$1,328,270.

The table below discloses information with respect to executive compensation paid by Canagold to its directors and officers for the fiscal year ended December 31, 2023.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

Canagold Resources Ltd.

Form 20-F

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principle postion	Year	Salary [1] ($)	Share-based awards ($)	Option-based awards [2] ($)	Non-equity incentive plan: Annual incentive plans [3]	Non-equity incentive plan: Long-term incentive plans [4]	Pension value [5] ($)	All other compensation [6] ($)	Total compensation [7] ($)
Bradford J. Cooke	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director, Chairman and Chief Executive Officer	2022	Nil	Nil	Nil	Nil	Nil	Nil	$ 4,000	$ 4,000
	2021	Nil	Nil	$ 191,497	Nil	Nil	Nil	$ 8,000	$ 199,497
Martin Burian	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	$ 4,000	$ 4,000
	2021	Nil	Nil	$ 153,197	Nil	Nil	Nil	$ 8,000	$ 161,197
Deepak Malhotra	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	$ 4,000	$ 4,000
	2021	Nil	Nil	$ 153,197	Nil	Nil	Nil	$ 8,000	$ 161,197
Andrew Bowering	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	$ 1,667	$ 1,667
	2021	Nil	Nil	$ 191,497	Nil	Nil	Nil	$ 8,000	$ 199,497
Scott Eldridge	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Director and Chief Executive Officer	2022	$ 129,122	Nil	Nil	$ 166,666	Nil	Nil	Nil	$ 295,788
	2021	$ 226,008	Nil	$ 248,946	$ 84,000	Nil	Nil	Nil	$ 558,954
Garry D. Biles	2023	$ 212,019	Nil	Nil	Nil	Nil	Nil	Nil	$ 212,019
President and COO	2022	$ 134,769	Nil	Nil	Nil	Nil	Nil	Nil	$ 134,769
	2021	$ 86,400	Nil	$ 114,898	$ 25,600	Nil	Nil	Nil	$ 226,898
Troy Gill	2023	$ 103,861	Nil	Nil	Nil	Nil	Nil	Nil	$ 103,861
Vice-President, Exploration	2022	$ 140,916	Nil	Nil	Nil	Nil	Nil	Nil	$ 140,916
	2021	$ 140,607	Nil	$ 191,497	$ 42,240	Nil	Nil	Nil	$ 374,344
Knox Henderson	2023	$ 55,000	Nil	Nil	Nil	Nil	Nil	Nil	$ 55,000
Vice-President, Corporate Development	2022	$ 120,000	Nil	Nil	Nil	Nil	Nil	Nil	$ 120,000
	2021	$ 60,000	Nil	$ 205,998	$ 16,800	Nil	Nil	Nil	$ 282,798
Philip Yee	2023	$ 22,653	Nil	Nil	$ 180,000	Nil	Nil	Nil	$ 202,653
Former Chief Financial Officer and Vice-President, Finance and Secretary	2022	$ 119,432	Nil	Nil	Nil	Nil	Nil	Nil	$ 119,432
	2021	$ 123,082	Nil	$ 114,898	$ 20,000	Nil	Nil	Nil	$ 257,980
Sofia Bianchi	2023	Nil	Nil	Nil	Nil	Nil	Nil	$ 38,000	$ 38,000
Director, Chair of Board of Directors	2022	Nil	Nil	Nil	Nil	Nil	Nil	$ 17,282	$ 17,282
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Andrew Trow	2023	Nil	Nil	Nil	Nil	Nil	Nil	$ 28,000	$ 28,000
Director, Chair of Board of Directors	2022	Nil	Nil	Nil	Nil	Nil	Nil	$ 12,734	$ 12,734
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Carmen Letton	2023	Nil	Nil	Nil	Nil	Nil	Nil	$ 25,000	$ 25,000
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	$ 11,370	$ 11,370
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Kadri Dagdelen	2023	Nil	Nil	Nil	Nil	Nil	Nil	$ 25,000	$ 25,000
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	$ 11,370	$ 11,370
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Mike Doyle	2023	$ 70,000	Nil	Nil	Nil	Nil	Nil	Nil	$ 70,000
Director and Chief Technical Officer	2022	$ 25,000	Nil	Nil	Nil	Nil	Nil	Nil	$ 25,000
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Catalin Kilofliski	2023	$ 227,063	Nil	Nil	Nil	Nil	Nil	Nil	$ 227,063
Chief Executive Officer	2022	$ 90,681	Nil	Nil	Nil	Nil	Nil	Nil	$ 90,681
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Colm Keogh	2023	$ 164,282	Nil	Nil	Nil	Nil	Nil	Nil	$ 164,282
Vice-President, Operations	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Chris Pharness	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Vice-President, Sustainability and Permitting	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Tim	2023	$ 78,726	N/A	N/A	N/A	N/A	N/A	N/A	$ 78,726
Former Vice-President, Sustainbility	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
Mihai Draguleasa	2023	$ 98,667	N/A	N/A	N/A	N/A	N/A	N/A	$ 98,667
Chief Finance Officer and Corporate Secretary	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$ -

Canagold Resources Ltd.

Form 20-F

Notes:

(1)	Includes the dollar value of cash and non‑cash base salary earned during a financial year covered.

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

Stock Options and other share based compensation

The following table sets forth information concerning outstanding stock options under Canagold’s Stock Option Plan as at December 31, 2023 to each director and officer of Canagold.  No SARs were outstanding.

Canagold Resources Ltd.

Form 20-F

In fiscal 2023, Canagold did not grant any stock options to directors, officers, employees and/or consultants. No performance share units (PSUs) were granted during 2023. Total PSUs available for granting are 1,000,000. From the available 6,500,000 restricted share units (“RSUs”) under the Omnibus plan, 1,600,000 RSUs were granted to the officers of the Company in Q3 2023. From the available 2,500,000 restricted share units (“DSUs”) under the Omnibus plan, 1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023.

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

Canagold Resources Ltd.

Form 20-F

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

During the fiscal year ended December 31, 2022, Canagold incurred the following director fees in Canadian dollars:

During the fiscal year ended December 31, 2023, Canagold incurred the following director fees in Canadian dollars:

Andrew Trow - $28,000

Kadri Dagdelen – $25,000

Sofia Bianchi – $38,000

Carmen Letton - $25,000

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

Canagold Resources Ltd.

Form 20-F

Compensation for directors and officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation program named the Omnibus Plan  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

No funds were set aside or accrued by Canagold or its subsidiaries during the year ended December 31, 2023 to provide pension, retirement or similar benefits for directors or officers of Canagold pursuant to any existing plan provided or contributed to by Canagold or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for executive employees of Canagold based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to Canagold.

Canagold’s Chief Executive Officer prepares recommendations for the Compensation Committee which are then presented to the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, Chief Technical Officer, Chief Financial Officer, and Vice Presidents (Operations, Sustainability and Permitting, and Corporate Development ), are then submitted for approval by the Board from the Compensation Committee.

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

Canagold Resources Ltd.

Form 20-F

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

Stock Options

The Company’s Share Incentive Plan was first adopted by shareholders on June 29, 2006, and ratified by the shareholders on June 25, 2013, and June 2, 2017. (the “Original Incentive Plan”).

On April 6, 2023, the Company’s directors adopted resolutions approving a new Omnibus Equity Incentive Compensation Plan (the “Omnibus Plan”) to replace the Original Incentive Plan.The Omnibus Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable Canagold to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.   Pursuant to the Board's authority to govern the implementation and administration of the Omnibus Plan, all previously granted and outstanding stock options granted under the Original Incentive Plan, shall be governed by the provisions of the Omnibus Plan.

As of the current date there are a total of 900,000 outstanding options under the Original Incentive Plan and Nil options outstanding under the Omnibus Plan.

Other Compensation

Mr. Bradford Cooke received a bonus of CAD$30,000 in 2020 in his capacity as Chairman in providing strategic guidance and assisting with mergers and acquisitions for 2019.

Directors’ and Officers’ Liability Insurance

From 2021 to 2023, Canagold maintains its directors and officers liability insurance coverage of CAD$10 million.

Canagold Resources Ltd.

Form 20-F

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

Directors are elected at Canagold’s annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Sofia Bianchi	2
Andrew Trow	2
Carmen Letton	2
Kadri Dagdelen	2
Mike Doyle	2

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

Ethical Business Conduct

Canagold has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to Canagold’s Annual Information Form dated March 28, 2024.

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

Canagold Resources Ltd.

Form 20-F

Compensation

Taking into account Canagold’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

In 2023, the Compensation Committee approved for independent Board members to receive the following annual compensation in Canadian dollars:

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

Other Board Committees

In addition to the audit committee, the Company has the following committees:

Committee	Members	Mandate
Governance & Nomination	Sofia Bianchi (Chair) Andrew Trow

The Governance Committee oversees corporate disclosure practices and ensures implementation and adherence to the Company’s disclosure policy. The Disclosure Committee's responsibilities include:

•     maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;

•     developing and implementing procedures to regularly review public disclosures;

•     update and correct corporate disclosure information, including information on the Internet website;

•     monitoring compliance and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;

•     reviewing and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and ascertaining whether corporate developments constitute material information and, if so, ensuring compliance

The function of the Nominating Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, and to oversee management continuity planning processes.

Compensation	Sofia Bianchi (Chair) Andrew Trow

The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to Canagold’s strategy, policies and programs on the compensation and development of senior management and directors.

Technical & Investment	Kadri Dagdelen Carmen Letton (Chair) Sofia Bianchi Carmen Letton Kadri Dagdelen Mike Doyle

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

ESS and OHSInvestment	Carmen Letton (Chair) Andrew Trow Kadri Dagdelen Mike Doyle Sofia Bianchi

The function of the Environmental, Social and Sustainability (“ESS”) and Occupational Health and Safety(“OH&S”) Committee is to provide guidance and ensure that the Company operates at the highest standards in terms social responsibilities and follows environmental and health and safety regulations.

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

6.D Employees

Canagold’s business is administered principally from its head office in Vancouver, British Columbia, Canada.  As of April 28, 2024, Canagold had a staff of three full-time employees and two part-time employees based in Vancouver, BC, Canada.

Canagold Resources Ltd.

Form 20-F

6.E Share Ownership

As at April 26, 2024, the share ownership and number of stock options of the directors and officers of Canagold are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Sofia Bianchi Chair and Director	Nil	0.00%	Nil	N/A	N/A
Andrew Trow Director	Nil	0.00%	Nil	N/A	N/A
Carmen Letton Director	Nil	0.00%	Nil	N/A	N/A
Kadri Dagdelen Director	Nil	0.00%	Nil	N/A	N/A
Mike Doyle Director	Nil	0.00%	Nil	N/A	N/A
Catalin Kilofliski Chief Executive Officer	Nil	0.00%	Nil	N/A	N/A
Garry Biles President and Chief Operating Officer	275,552	0.16%	40,000	$0.30	June 27, 2024

			60,000	$0.50	June 29, 2025
			300,000	$0.50	June 24, 2026
Troy Gill Vice-President (Exploration)	Nil	Nil%	Nil	N/A	N/A

Knox Henderson Vice-President (Corporate Development)	150,000	0.09%	500,000	$0.52	July 12, 2026
Mihai Draguleasa Chief Financial Officer and Secretary	Nil	0.00%	Nil	N/A	N/A
Colm Keogh Vice-President(Operations)	Nil	0.00%	Nil	N/A	N/A
Chris Pharness Vice-President (Sustainability and Permitting)	Nil	0.00%	Nil	N/A	N/A

(1)	As at April 26, 2024, Canagold had 173,589,394 common shares issued and outstanding.

(2)	Common shares.

Canagold Resources Ltd.

Form 20-F

As at April 26, 2024, 425,552 common shares of Canagold were beneficially owned, directly or indirectly, by the directors and executives, as a group, representing 0.25% of Canagold’s issued and outstanding voting securities (173,589,394 common shares).

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

Details of all total outstanding options, warrants and other rights to purchase securities of Canagold and its subsidiaries as at April 28, 2024 unless otherwise stated, are set forth below:

Stock Option Summary

Stock options which are outstanding as of April 28, 2024are as follows:

Canagold Resources Ltd.

Form 20-F

Warrant Summary Chart

There are not warrants outstanding at December 31, 2023 and April 26, 2024:

Amount Outstanding	Exercise Prices (CAD$)	Dates Issued	Expiry Dates

638,510	$0.75	October 28, 2021	October 28, 2023

638,510	TOTAL

Stock Option/Share Incentive Plan

The Company’s Share Incentive Plan was first adopted by shareholders on June 29, 2006, and ratified by the shareholders on June 25, 2013, and June 2, 2017. (the “Original Incentive Plan”). The principal purposes of the Plan are to promote a proprietary interest in Canagold among its directors, officers and employees;  to retain, attract and motivate the qualified managers of Canagold;  to provide a long‑term incentive element in overall compensation;  and to promote the long‑term profitability of Canagold.

On April 6, 2023, the Company’s directors adopted resolutions approving a new Omnibus Equity Incentive Compensation Plan (the “Omnibus Plan”) to replace the Original Incentive Plan.

Pursuant to the Omnibus Plan, at December 31, 2023, the Company currently has 5,788,939 shares listed and reserved under the plan for stock option activities, 6,500,000 shares for restricted share units grants, 2,500,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time.

During the year ended December 31, 2023, Canagold did not grant any stock options to directors, officers, employees and/or consultants. Moreover, no performance share units (PSUs) were granted; 1,600,000 RSUs were granted to the officers of the Company; and 1,537,255 DSUs were granted to the directors of the Company.

Pursuant to the Board's authority to govern the implementation and administration of the Omnibus Plan, all previously granted and outstanding stock options granted under the Original Incentive Plan, shall be governed by the provisions of the Omnibus Plan.

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

As of April 28, 2024 SunValley owned 84,034,626 common shares for an 48.41% interest. All three of its nominees,  Carmen Letton, Sofia Bianchi and Andrew Trow, were elected to Canagold’s board of directors at the Company’s Annual and Special General Meeting held on June 19, 2023.  SunValley does not exert control over Canagold nor over its Board of Directors. Sun Valley is not, directly or indirectly, actively involved in the operations of Canagold, and do not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge, except as disclosed in this Form 20-F.

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

Canagold Resources Ltd.

Form 20-F

All shares of Canagold, including all those held by any major shareholders, are common shares with similar voting rights.  As of April 26, 2024  there were  173,589,394  common shares of Canagold which were issued and outstanding.  Based on the records of Canagold’s registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 222 registered holders of Canagold’s common shares resident in the United States holding 12,029,004 common shares.  This number represents approximately 6.93% of the total issued and outstanding common shares of Canagold at that date.

Control by Another Corporation, Foreign Government or Other Persons

To the best of Canagold’s knowledge, Canagold is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 26, 2024, there is no arrangement known to Canagold which may at a subsequent date result in a change of control of Canagold.

7.B Related Party Transactions

For the fiscal year ended December 31, 2023 Canagold had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management for employee services is disclosed in the table below.

Canagold Resources Ltd.

Form 20-F

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2023, 2022, and 2021include:

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

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in Canagold’s audited financial statements and other than transactions carried out in the ordinary course of business of Canagold or any of its subsidiaries, none of the directors or senior officers of Canagold, a proposed management nominee for election as a director of Canagold, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of Canagold nor an associate or affiliate of any of the foregoing persons had since January 1, 2023 (being the commencement of Canagold’s last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge.

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

Canagold Resources Ltd.

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

(a)	Consolidated Statements of Financial Position as of December 31, 2023 and 2022;

(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2023, 2022 and 2021;

(c)	Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2023, 2022 and 2021;

(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2023, 2022 and 2021; and

(e)	Notes to the consolidated financial statements.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

8.B Significant Changes

There has been no significant change in the financial condition of Canagold since December 31, 2023 other than as disclosed in this Form 20-F and in Canagold’s continuous disclosure documents.

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

The directors are not required to retire upon reaching a specific age

(e)	Number of shares, if any, required for director’s qualification:

A director is not required to hold any shares of Canagold.

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

10.C Material Contracts

For the officers of the Company the are contracts in place with the CEO, Catalin Kilofliski, Knox Henderson, Vice President, Corporate Development and Garry Biles, President. There are also compensation contracts with the directors of the Company. There are no severance clauses for any if the contracts.

For the three years immediately preceding April 28, 2024, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which Canagold or any member of the group was a party, and other than as disclosed in this Form 20-F and in its continuous disclosure filings.  For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

Form 20-F

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

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

Canagold Resources Ltd.

Form 20-F

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

10.J Annual Report to Security Holders

Not applicable.

Canagold Resources Ltd.

Form 20-F

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canagold’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canagold’s audited consolidated financial statements for the year ended December 31, 2023 and the notes thereto.

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

Form 20-F

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

There were no changes in Canagold’s approach to capital management during the year ended December 31, 2023.

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

Canagold Resources Ltd.

Form 20-F

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

Canagold ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account Canagold's holdings of cash and its ability to raise equity financings.  As at December 31, 2023, the Company had a working capital (current assets less current liabilities) of $4.6 million (2022 – $4.4 million).  Canagold has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2023.

Canagold Resources Ltd.

Form 20-F

The following schedule provides the contractual obligations related to the deferred royalty payments and lease liability payments as at December 31, 2023 and 2022:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$321	$86	$175	$60	$-	$-	$-	$-	$-	$-

Total, December 31, 2023	$321	$86	$175	$60	$-	$-	$-	$-	$-	$-

Basic office lease	$406	$85	$173	$148	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	215	35	105	75	-

Total, December 31, 2022	$406	$85	$173	$148	$-	$215	$35	$105	$75	$-

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which Canagold is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

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

Canagold Resources Ltd.

Form 20-F

Canagold is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Based upon the above net exposure as at December 31, 2023 and assuming all other variables remain constant, a 10% (2022 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $416,000 (2022 - $426,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

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

Canagold Resources Ltd.

Form 20-F

Canagold’s other price risk includes equity price risk, whereby investment in marketable securities is held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL.  There is no separately quoted market value for Canagold’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2023 and assuming all other variables remain constant, a net increase or decrease of 10% (2022 - 10%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $153,400 (2022 - $85,500).

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

Canagold Resources Ltd.

Form 20-F

Management conducted an evaluation of the design and operation of Canagold’s internal control over financial reporting as of December 31, 2023 based on the criteria in a framework developed by Canagold’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework).  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based upon its assessment, management, including Canagold’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2023, Canagold’s internal control over financial reporting was effective.

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

During the fiscal year ended December 31, 2023, Canagold did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Canagold Resources Ltd.

Form 20-F

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of Canagold:

(Stated in terms of Canadian dollars)

At an Audit Committee meeting held in March 2024, the Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2024 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2024, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

Canagold Resources Ltd.

Form 20-F

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

16.E Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

16.F Change in Company’s Certifying Accountant

None.

16.G Corporate Governance

Not applicable.

16.H Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).  During the year ended December 31, 2023, Canagold had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Canagold Resources Ltd.

Form 20-F

16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

16J. Insider Trading Policies

Not applicable.

16K. Cybersecurity

To Canagold’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems.  Canagold has implemented ongoing policies, controls and practices to manage and safeguard Canagold and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. In particular, a third party IT firm with required expertise has been engaged to monitor and manage the Company’s IT infrastructure. The Audit and Risk Committee is also actively engaged in the ongoing discussion and governmence of this critical area of the business.

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

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1	Report of Independent Registered Public Accounting Firm dated March 28, 2024	100-101
1.2

Consolidated statements of financial position as at December 31, 2023 and 2022 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2023, 2022, and 2021.

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

DATED at Vancouver, British Columbia, Canada, as of April 26, 2024.

CANAGOLD RESOURCES LTD.

Per:

/s/ Catalin Kilofliski
Catalin Kilofliski, Chief Executive Officer

Canagold Resources Ltd.

Form 20-F

CANAGOLD RESOURCES LTD.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Canagold Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Canagold Resources Ltd. (the “Company”), as of December 31, 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a significant net loss, has a significant deficit and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indicators of Mineral Property Interests

As described in Note 7 to the financial statements, the carrying amount of the Company’s mineral property interests was $27,508,000 as of December 31, 2023. As more fully described in Notes 2 and 3 to the financial statements, management assesses its mineral property interests for indicators of impairment at each reporting period or when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The principal considerations for our determination that the assessment of impairment indicators of the Company’s mineral property interest is a critical audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the mineral property, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate its asset. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the mineral property.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

•	Obtaining and assessing management’s impairment analysis.
•	Evaluating the intent for the mineral property through discussion and communication with management.
•	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.
•	Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the mineral property interest are in good standing.

We have served as the Company’s auditor since 2023.

/s/ DAVIDSON & COMPANY LLP

 Chartered Professional Accountants

Vancouver, Canada

March 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THESHAREHOLDERSAND DIRECTORS OF CANAGOLD RESOURCES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (the “Company”) as of December 31, 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

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

“Smythe LLP”

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada

March 24, 2023

Auditor firm ID:  995

CANAGOLD RESOURCES LTD. Consolidated Statements of Financial Position (expressed in thousands of United States dollars)
		December 31,
	Notes	2023	2022

ASSETS

CURRENT ASSETS
Cash and cash equivalents		$2,811	$3,825
Marketable securities	6	1,534	855
Receivables and prepaids	15(d)	924	1,131
Total Current Assets		5,269	5,811

NON-CURRENT ASSETS
Mineral property interests	7	27,508	26,277
Mineral property deposits		152	166
Equipment	8	297	374
Total Non-Current Assets		27,957	26,817
Total Assets		$33,226	$32,628

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$652	$1,296
Flow through premium liability	9(a)	-	32
Deferred royalty liability, current	9(b)	-	35
Lease liability, current	9(c)	62	62
Total Current Liabilities		714	1,425

LONG TERM LIABILITIES
Deferred royalty liability, long term	9(b)	-	96
Lease liability, long term	9(c)	153	195
Deferred compensation liability	10(c)	244	-
Deferred income tax liability	15(a)and(b)	1,377	1,399
Total Long Term Liabilities		1,774	1,690
Total Liabilities		2,488	3,115

SHAREHOLDERS' EQUITY
Share capital	10(b)	88,768	85,465
Reserve for share-based payments	10(c)and(d)	656	815
Accumulated other comprehensive loss		(3,170)	(3,990)
Deficit		(55,516)	(52,777)
Total Shareholders' Equity		30,738	29,513
Total Liabilities and Shareholders' Equity		$33,226	$32,628

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

Commitment (Note 14)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow

Director	Director

CANAGOLD RESOURCES LTD. Consolidated Statements of Comprehensive Loss (expressed in thousands of United States dollars)

		Years Ended December 31,
	Notes	2023	2022	2021

Expenses:
Amortization	8	$89	$60	$55
Corporate development	11,12	152	112	-
Employee and/or director remuneration	12	598	700	591
General and administrative	11,12	403	837	295
Shareholder relations		-	384	446
Share-based payments	10(c),12	391	154	974

Operating loss		(1,633)	(2,247)	(2,361)

Interest income		65	1	7
Foreign exchange (loss) gain		36	172	(29)
Change in fair value of marketable securities	6	(364)	(425)	(384)
Gain on sale of mineral property	7(b)(I)	738	-	-
Impairment of mineral property interest	7(a)(ii)and(b)(ii)	(1,898)	-	-
Mineral property option income	7(a)and(b)	12	545	762
Interest and finance expense	9(b),(c),(d)	(38)	(71)	(33)

Net loss before income tax		(3,082)	(2,025)	(2,038)

Income tax recovery	9(a)	32	719	206

Net loss before deferred income tax		(3,050)	(1,306)	(1,832)

Deferred income tax expense	15(a)	-	(1,399)	-

Net loss for the year		(3,050)	(2,705)	(1,832)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		820	(1,941)	(5)

Comprehensive loss for the year		$(2,230)	$(4,646)	$(1,837)

Basic and diluted loss per share		$(0.02)	$(0.03)	$(0.03)

Weighted average number of shares outstanding - Basic and diluted		145,864,736	89,358,246	72,717,550

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD. Consolidated Statements of Changes in Shareholders’ Equity (expressed in thousands of United States dollars, except per share amounts)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2020	70,251,239	$73,595	$821	$(2,044)	$(49,258)	$23,114
Private placement	11,201,849	4,126	-	-	-	4,126
Exercise of stock options	650,000	384	(180)	-	-	204
Exercise of share appreciation rights	104,884	56	(59)	-	3	-
Exercise of warrants	301,624	105	(33)	-	-	72
Share issue expenses	-	(363)	-	-	-	(363)
Finders fee warrants	-	(150)	150	-	-	-
Share-based payments	-	-	974	-	-	974
Comprehensive loss for the year	-	-	3	(5)	(1,832)	(1,834)
Balance, December 31, 2021	82,509,596	77,753	1,676	(2,049)	(51,087)	26,293
Private placement	8,750,000	2,151	-	-	-	2,151
Exercise of share appreciation rights	45,629,798	5,873	-	-	-	5,873
Share issue expenses	-	(312)	-	-	-	(312)
Share-based payments	-	-	154	-	-	154
Cancellation and expiration of stock options	-	-	(1,015)	-	1,015	-
Comprehensive loss for the year	-	-	-	(1,941)	(2,705)	(4,646)
Balance, December 31, 2022	136,889,394	85,465	815	(3,990)	(52,777)	29,513
Private placement	21,000,000	3,315	-	-	-	3,315
Share issue expenses	-	(12)	-	-	-	(12)
Share based payments	-	-	152	-	-	152
Cancellation and expiration of stock options	-	-	(311)	-	311	-
Comprehensive income (loss) for the year	-	-	-	867	(3,097)	(2,230)
Balance, December 31, 2023	157,889,394	$88,768	$656	$(3,123)	$(55,563)	$30,738

Balance, December 31, 2021	82,509,596	77,753	1,676	(2,049)	(51,087)	26,293
Private placement	4,050,000	1,264	-	-	-	1,264
Share issue expenses		(31)		-	-	(31)
Share-based payments	-	-	129	-	-	129
Cancellation and expiration of stock options	-	-	(915)	-	915	-
Comprehensive income (loss) for the period	-	-	-	(1,865)	(1,431)	(3,296)
Balance, December 31, 2022	86,559,596	$78,986	$890	$(3,914)	$(51,603)	$24,359

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd.	Page 7

CANAGOLD RESOURCES LTD. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2023	2022	2021

Cash provided from (used by):

Operations:
Net loss		$(3,050)	$(2,705)	$(1,832)
Items not involving cash:
Accrued interest	9(c)	38	31	33
Amortization		89	60	55
Share-based payments		391	154	974
Change in fair value of marketable securities		364	425	384
Income tax recovery		(34)	(719)	(206)
Deferred tax recovery		-	1,399	-
Gain on sale of mineral property		(738)	-	-
Write-off of mineral property interest		1,898	-	-
Mineral property option income		-	505	(753)
Unrealized foreign exchange gain		(32)	-	-
		(1,074)	(850)	(1,345)
Changes in non-cash working capital items:
Receivables and prepaids		221	(847)	(153)
Accounts payable and accrued liabilities		(880)	367	605
Net cash used by operating activities		(1,733)	(1,330)	(893)

Financing:
Proceeds from loans		-	1,940	-
Repayment of loan		-	(1,940)	-
Issuance of common shares, net of share issue expenses		3,303	8,249	4,165
Exercise of stock options		-	-	204
Exercise of warrants		-	-	72
Lease payments		(63)	(42)	(38)
Cash provided from financing activities		3,240	8,207	4,403

Investing:
Proceeds from disposition of marketable securities		159	325	656
Sale of long term investments		1,600	-	-
Expenditures for mineral properties, net of recoveries		(4,542)	(4,486)	(8,190)
Expenditures for leasehold improvements and equipment		(5)	(117)	(16)
Cash used by investing activities		(2,788)	(4,278)	(7,550)

Unrealized foreign exchange gain (loss) on cash		267	(783)	(69)

(Decrease) increase in cash		(1,014)	1,817	(4,109)
Cash, beginning of year		3,825	2,008	6,117

Cash and cash equivalents, end of year		$2,811	$3,825	$2,008

Refer to the accompanying notes to the consolidated financial statements.

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2023	2022	2021
Non-cash financing and investing activities:

Fair value of marketable securities received from option on mineral property interests		$1,192	$376	$1,010

Fair value allocated to common shares issued on exercise of:
Stock options		-	-	180
Share appreciation rights	8(b)(I)	-	-	59

Fair value allocated to lease liability:		-	273	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	8(b)(i)and(ii)	-	-	150

Expiration and cancellation of:
Stock options		311	1,015	-

Income taxes paid		-	-	-
Interest paid		-	36	21

Refer to the accompanying notes to the consolidated financial statements.

Page 9

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1. Nature of Operations and Going Concern

Canagold Resources Ltd. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #1500 – 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7 and its principal place of business is #1250 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $3.1 million in 2023 (2022 - $2.7 million and 2021 - $1.8 million) and has a deficit of $55.6 million as at December 31, 2023 (2022 - $52.8 million and 2021 - $51.1 million).In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

(b) Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 26, 2024.

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

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

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

(e) Critical accounting estimates and judgments:

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgments and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables and the variables used in the determination of the fair value of stock based compensation granted and finder’s fees warrants issued or modified. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

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

3. Material Accounting Policy Information

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including New Polaris Gold Mines Ltd. (Canada), AIM U.S Holdings Corporation (USA), American Innovative Minerals LLC (“AIM”) (USA), Fondaway LLC (“USA”), and Canarc (Barbados) Mining Ltd (inactive) (Barbados). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

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

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

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

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

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

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

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

(i) Share-based payments:

The Company has an Omnibus plan that is described in Note 10(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

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

(j) Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development, or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

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

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

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

(o) Adoption of new accounting standards:

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

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

The Company is not subject to any external capital requirements.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2023.

5. Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash and cash equivalents	Amortized cost
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost

Lease liability	Amortized cost

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

The fair values of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Lease liabilities are measured at amortized cost. There were no transfers between levels 1, 2 or 3 during the years ended December 31, 2023 and 2022.

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

The financial instruments that potentially subject the Company to credit risk comprise cash and cash equivalents and certain receivables, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2023, the Company had a working capital (current assets less current liabilities) of $4.6 million (2022 - $4.4 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2023. The Company will need additional funding to advance its projects.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(b) Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 9(b) and (c)) as at December 31, 2023 and 2022:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$321	$86	$175	$60	$-	$-	$-	$-	$-	$-

Total, December 31, 2023	$321	$86	$175	$60	$-	$-	$-	$-	$-	$-

Basic office lease	$406	$85	$173	$148	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	215	35	105	75	-

Total , December 31, 2022	$406	$85	$173	$148	$-	$215	$35	$105	$75	$-

Accounts payable and accrued liabilities are due in less than 90 days.

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

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

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	December 31,
	2023	2022

Cash	$2,811	$3,825
Marketable securities	1,534	855
Receivables and prepaids	924	1,131
Accounts payable and accrued liabilities	(652)	(1,296)
Lease liability	(215)	(257)
Deferred compensation liability	(244)	-

Net financial assets (liabilities)	$4,158	$4,258

Based upon the above net exposure as at December 31, 2023 and assuming all other variables remain constant, a 10% (2022 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $416,000 (2022 - $426,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(c) Market risk: (continued)

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no interest-bearing debt at year-end.

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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2023 and assuming all other variables remain constant, a net increase or decrease of 10% in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $153,000 (2022 - $85,000).

6. Marketable Securities

	December 31,
	2023	2022
Balance, begin of year	$855	$1,300

Fair value of marketable securities received from options on mineral property interests	1,192	356
Proceeds from sale of marketable securities	(159)	(325)
Change in fair value of marketable securities	(364)	(425)
Foreign currency translation adjustment	10	(51)
Balance, end of year	$1,534	$855

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))	Total
Acquisition Costs:
Balance, December 31, 2022	$3,910	$348	$655	$23	$4,936
Acquisition	12	-	-	-	12
Recoveries	-	-	-	-	-
Sale of investment	-	-	(655)	-	(655)
Foreign currency translation adjustment	5	-	-	-	5
Write off	-	(348)	-	(23)	(371)
Balance, December 31, 2023	3,927	-	-	-	3,927

Deferred Exploration Expenditures:
Balance, December 31, 2022	18,453	997	1,361	530	21,341
Additions:
Exploration:
Assays and sampling	22	-	-	-	22
Community and social	233	-	-	-	233
Drilling	9	-	-	-	9
Environmental	586	-	-	-	586
Feasibility	2,470	-	-	-	2,470
Field, camp, supplies	57	-	-	-	57
General, administrative, sundry	37	-	4	-	41
Legal	38	-	-	-	38
Local labour	16	-	-	-	16
Machinery and equipment	7	-	-	-	7
Metallurgy	318	-	-	-	318
Reclamation	1	-	-	-	1
Rental and storage	22	-	23	1	46
Royalties	11	-	35	-	46
Salaries	428	-	-	-	428
Surface taxes	-	-	-	17	17
Sustainability	16	-	-	-	16
Transportation	254	-	-	-	254
Utilities	5	-	3	-	8
Recoveries	-	-	(65)	(18)	(83)
Sale of investment	-	-	(1,361)	-	(1,361)
Impairment	-	(997)	-	(530)	(1,527)
Foreign currency translation adjustment	598	-	-	-	598
Balance December 31, 2023	23,581	-	-	-	23,581

Mineral property interests:
Balance, December 31, 2023	$27,508	$-	$-	$-	$27,508

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))	Total

Acquisition Costs:
Balance, December 31, 2021	$3,941	$370	$1,289	$25	$5,625
Additions	12	-	-	-	12
Recoveries	-	-	(476)	-	(476)
Foreign currency translation adjustment	(43)	(22)	(158)	(2)	(225)
Balance, December 31, 2022	3,910	348	655	23	4,936

Deferred Exploration Expenditures:

Balance, December 31, 2021	14,968	1,062	1,547	579	18,156
Additions:
Exploration:
Assays and sampling	145	4	-	-	149
Community and social	20	-	-	-	20
Drilling	2,023	-	-	-	2,023
Environmental	557	-	-	-	557
Feasibility	215	-	-	-	215
Field, camp, supplies	234	-	-	-	234
Fuel, gas, propane	177	-	-	-	177
General, administrative, sundry	15	-	19	-	34
Geology	301	-	-	-	301
Local labour	503	-	-	-	503
Machinery and equipment	52	-	-	-	52
Metallurgy	171	-	-	-	171
Reclamation	20	-	-	-	20
Recovery of taxes	(774)	-	-	-	(774)
Rental and storage	103	-	-	2	105
Royalt ies	53	-	-	-	53
Salaries	157	-	-	-	157
Surface taxes	1	-	-	17	18
Surveying	6	-	-	-	6
Transportation	541	-	-	-	541
Utilit ies	39	-	-	-	39
Recoveries	-	-	(62)	-	(62)
Foreign currency translation adjustment	(1,074)	(69)	(143)	(68)	(1,354)
Balance, December 31, 2022	18,453	997	1,361	530	21,341

Mineral property interests:
Balance, December 31, 2022	$22,363	$1,345	$2,016	$553	$26,277

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(a) Canada:

(i) New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares. Acquisition costs at December 31, 2023 include a reclamation bond for $227,000 (2022 - $224,000).

(ii) Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000. During the year ended December 31, 2023, the Company impaired the property to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

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

(b) United States:

(i) Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out a balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $Nil remains payable as at December 31, 2023 (2022 - $215,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Canagold Resources Ltd.	Page 26

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

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

	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100	(received in 2022)	400	(received in 2022 with fair value of $376,000)
4th anniversary	1,600	(received in 2023)	1,000	(received in 2023 with fair value of $1,192,000)
	$2,000		$2,000

The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

On December 29, 2023, Getchell exercised the option to acquire the Fondaway Cannyon and Dixie Comstock. The Company recorded a gain of $738,000 in the 2023 Consolidated statement of comprehensive loss.

(ii) Corral Canyon (Nevada):

In 2018, the Company staked various mining claims in Nevada, USA. During the year ended December 31, 2023, the Company impaired the property to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

Canagold Resources Ltd.	Page 27

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) United States: (continued)

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2023 (2022 - $12,000) which was recognized as mineral property option income.

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three-year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three-year period and issue 2.5 million common shares and 2.5 million warrants over a two-year period, and shall incur aggregate exploration expenditures of at least $4 million over a three-year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In August 2022, the Company received CAD$50,000 cash (2021 – CAD$25,000 cash). In 2021, the Company received 1.25 million shares with a fair value of $159,600 and 1.25 million warrants with a fair value of $5,000, all of which were recognized as mineral property option income. In Q3 2023, the Company and Ophir mutually agreed to terminate the September 10, 2020 agreement, and the property was returned to the Company.

(v) Hot Springs Point (Nevada):

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property located in Eureka County, Nevada, with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company. The entire amount received was recognized in 2022 in mineral property option income as a gain as Hot Springs book value on acquisition day by the Company was $nil; Hot Springs being incidental to the Fondaway Canyon property when they were acquired together.

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(c) Expenditure options:

As at December 31, 2023, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Windfall Hills (Note 7(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$500	$-	150,000

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

Canagold Resources Ltd.	Page 29

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(f) Environmental: (continued)

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

8. Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2021	$89	$63	$121	$273
Acquisitions	117	2	272	391
Dispositions	(84)	-	(113)	(197)
Foreign currency translation adjustment	(6)	(4)	(9)	(19)
Balance, December 31, 2022	116	61	271	448
Acquisitions	-	5	-	5
Foreign currency translation adjustment	3	1	10	14
Balance, December 31, 2023	119	67	281	467
Accumulated amortization:
Balance, December 31, 2021	78	41	110	229
Amortization	18	9	33	60
Dispositions	(84)	-	(113)	(197)
Foreign currency translation adjustment	(4)	(3)	(11)	(18)
Balance, December 31, 2022	8	47	19	74
Amortization	23	11	55	89
Foreign currency translation adjustment	1	3	3	7
Balance, December 31, 2023	32	61	77	170
Net book value:
Balance, December 31, 2022	$108	$14	$252	$374
Balance, December 31, 2023	$87	$6	$204	$297

Canagold Resources Ltd.	Page 30

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8. Equipment(continued)

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

Balance, December 31, 2020	-
Add:
Excess of subscription price over fair value of flow through common shares	$402
Foreign currency translation adjustment	2
Less:
Income tax recovery	(206)
Balance, December 31, 2021	198
Add:
Excess of subscription price over fair value of flow through common shares	561
Foreign currency translation adjustment	(8)
Less:
Income tax recovery	(719)
Balance, December 31, 2022	32
Less:
Income tax recovery	(32)
Foreign currency translation adjustment	-
Balance, December 31, 2023	$-

Canagold Resources Ltd.	Page 31

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(a) Flow Through Premium Liability (continued)

There is no remaining obligation to incur qualified expenditures as at December 31, 2023 (2022 – CAD$229,000).

(b) Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project (Note 7(b)(i)) has a buyout provision for an original amount of $600,000. The buyout amount is subject to advance royalty payments of $35,000 per year by July 15th of each year until the full gross total of $600,000 has been paid. The remaining balance was $425,000 at the closing of the Membership Agreement in March 2017. The $425,000 was discounted to a fair value of $183,000 in 2017 using a discount rate of 18%. The liability was accreted over time as follows:

Balance, December 31, 2021	$142
Add:
Accretion	24
Less:
Advance royalty payment	(35)

Balance, December 31, 2022	131
Add:
Accretion	22
Less:
Advance royalty payment	(35)
Sale of investment (1)	(118)
Balance, December 31, 2023	$-

Current portion	$-
Long term portion	-
Balance, December 31, 2023	$-

(1) Getchell exercised the option to acquire the Fondaway Canyon property on December 29, 2023. As such, the Company derecognized the deferred royalty liability from its books.

Canagold Resources Ltd.	Page 32

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(c) Lease Liability

The continuity of the lease liability for the years ended December 31, 2023 and 2022 is as follows:

Balance, December 31, 2021	$21
Add:
New offlice lease	272
Interest	7
Foreign currency translation	(1)
Less:
Payments	(42)

Balance, December 31, 2022	257
Add:
Interest	16
Foreign currency translation	4
Less:
Payments	(62)

Balance, December 31, 2023	$215

Current portion	$62
Long term portion	153
Balance, December 31, 2023	$215

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

Canagold Resources Ltd.	Page 33

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i) On July 28, 2023, the Company closed a financing consisting of 21,000,000 shares at CAD $0.21 per share for aggregate gross proceeds of CAD $4.4 million.

(ii) In November 2022, the Company proceeded with a rights offering whereby shareholders of the Company received one right for each common share held. Each two rights entitled holders to subscribe for one common share at a price of CAD$0.175. The Company closed the offering on December 16, 2022 and issued 25.3M common share for total gross proceeds of CAD$4.4 million. The Company also entered into a standby guaranty agreement with Sun Valley whereby Sun Valley shall purchase common shares issuable under the rights offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege. In August 2022, the Company obtained a bridge loan of CAD$2.5 million from Sun Valley as an advance payment for the standby guaranty (Note 9(d)). Pursuant to the standby guaranty agreement, Canagold issued 20.4M common shares to Sun Valley. From the CAD$3.6 million gross proceeds received from Sun Valley, the Company deducted a total of CAD$2.5 million to pay back and terminate the $2.5M loan provided by Sun Valley in August 2022 plus accrued interest of CAD$46,336, and a total of CAD$178,085 in fees pursuant to the standby guaranty agreement.

(iii) On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at a price of CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

(iv) In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through common shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through common shares for gross proceeds of CAD$2.03 million.

(v) On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders’ fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

Canagold Resources Ltd.	Page 34

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(b) Issued (continued)

(vi) In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100 and $179,700 was reallocated from reserve for share-based payments to share capital. Stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. Also warrants for 301,624 common shares were exercised for proceeds of $72,000, and $33,100 was reallocated from reserve for share-based payments to share capital.

(c) Omnibus incentive plan:

The Company has an omnibus incentive compensation plan. Pursuant to the omnibus plan, at December 31, 2023, the Company currently has 5,788,939 shares listed and reserved under the plan for stock option activities, 6,500,000 shares for restricted share units grants, 2,500,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time.

i) Stock Options:

The continuity of outstanding stock options for the year ended December 31, 2023 and 2022 is as follows:

	31-Dec-23		31-Dec-23
	Number of shares	Weighted average exercise prices (CAD$)	Number of shares	Weighted average exercise prices (CAD$)
Outstanding balance, beginning of year	2,235,000	$0.49	6,665,000	$0.48
Forfeited	-	$0.00	(4,020,000)	$0.46
Cancelled and expired	(1,335,000)	$0.49	(410,000)	$0.50
Outstanding balance, end of the year	900,000	$0.50	2,235,000	$0.49
Exerxcise price range		$0.30-$0.52		$0.30-$0.52

Canagold Resources Ltd.	Page 35

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Omnibus incentive plan: (continued)

i) Stock Options: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2023:

	Options Outstanding and Exercisable
	Weighted	Weighted
	Average	Average
Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices
(CAD$)	31-Dec-23	(Number of Years)	(CAD$)

$0.30	40,000	0.49	$0.30
$0.50	60,000	1.50	$0.50
$0.50	300,000	2.48	$0.50
$0.52	500,000	2.53	$0.52
	900,000	2.35	$0.50

During the year ended December 31, 2023, the Company recognized share-based payments of $Nil (2022 - $154,000 and 2021 - $974,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the year.

No stock options were granted during the year ended December 31, 2023.

ii) Performance share units

No performance share units (PSUs) were granted during the years ended December 31, 2023, 2022, and 2021. Total PSUs available for granting are 1,000,000.

iii) Restricted share units

From the available 6,500,000 restricted share units (“RSUs”) under the Omnibus plan, 1,600,000 RSUs were granted to the officers of the Company during the year ended December 31, 2023. These RSUs vest over a period of two years. For accounting purposes, the Company amortizes the share-based compensation expense over the vesting period. The Company recognized a share based compensation expense of $152,069 for the year ended December 31, 2023 (the share price on grant date was $CAD 0.230).

No RSUs were granted during the years ended December 31, 2022 and 2021.

iv) Deferred share units

From the available 2,500,000 deferred share units (“DSUs”) under the Omnibus plan, 1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023. These granted DSUs vested immediately, the Company accounted initially, based on the share price (CAD$ 0.23) of the Company on the grant date, for a share-based compensation expense of $263,000 and a corresponding share-based compensation liability. At period end December 31, 2023, the share-based compensation expense and share-based compensation liability were revalued to $244,000 based on the market value of the Company’s share (CAD$ 0.210). No DSUs were granted during the years ended December 31, 2022 and 2021.

Canagold Resources Ltd.	Page 36

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(d) Warrants:

At December 31, 2023, the Company had outstanding warrants as follows:

Exercise Prices (CAD$)	Expiry Dates	Outstanding at December 31, 2022	Issued	Exercised	Expired	Outstanding at December 31, 2023
$0.75	October 28, 2023	638,510	-	-	638,510	-

At December 31, 2022, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2021	Issued	Exercised	Expired	December 31, 2022

$0.65	October 7, 2022	4,000,000	-	-	(4,000,000)	-

$0.65	November 12, 2022	6,500,000	-	-	(6,500,000)	-

$0.65	November 12, 2022	385,200	-	-	(385,200)	-

$0.75	October 28, 2023	638,510		-	-	638,510

		11,523,710	-	-	(10,885,200)	638,510

At December 31, 2021, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2020	Issued	Exercised	Expired	December 31, 2021

$0.30	July 23, 2021	301,624	-	(301,624)	-	-

$0.65	October 7, 2022	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022	385,200	-	-	-	385,200

$0.75	October 28, 2023	-	638,510	-	-	638,510

		11,186,824	638,510	(301,624)	-	11,523,710

Canagold Resources Ltd.	Page 37

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11. General and Administrative

	Years ended December 31
	2023	2022	2021

Corporate Development
Geology and technical review	$-	$21	$-
Salaries and remuneration	33	91	-
Sundry	7	-	-
Travel and transportation	112	-	-
	$152	$112	$-

General and Administrative:
Accounting and audit	$67	$61	$59
Legal	38	73	4
Office and sundry	139	152	117
Regulatory	71	446	76
Rent	52	46	39
Travel	34	59	-
	$401	$837	$295

Canagold Resources Ltd.	Page 38

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2023, 2022 and 2021:

	Years ended December 31,			Net balance receivable (payable) as at December 31,
	2023	2022	2021	2023	2022

Key management compensation:
Executive salaries and remuneration (1)	$803	$647	$567	$-	$(106)
Severance	73	191	-	-	-
Directors fees	86	70	26	(1)	(57)
Share-based payments	391	154	929	-	-
	$1,353	$1,062	$1,522	$(1)	$(163)

Net office, sundry, rent and salary allocations recovered from (incurred to) company sharing a common director (2)	$1	$1	$8	$1	$1

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2) The company is Aztec Minerals Corp., which shared one common officer until Feb 2023.

The above transactions are incurred in the normal course of business.

Note 9(d) provides further details regarding a demand loan with a former director and bridge loan from Sun Valley.

Canagold Resources Ltd.	Page 39

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2023			December 31, 2022
	Canada	USA	Total	Canada	USA	Total
Mineral property interests	$27,508	$-	$27,508	$23,708	$2,569	$26,277
Mineral property deposits	152	-	152	166	-	166
Leasehold improvements and equipment	297	-	297	374	-	374

14. Commitment

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at December 31, 2023, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2024	$86
2025	$87
2026	$88
2027	$60
$321

Canagold Resources Ltd.	Page 40

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Taxes

The Company is subject to corporate income taxes and other provincial and federal mining and sales taxes. There is a $0.8 million receivables amount reported on the Statement of Financial Position of the Company comprised of taxes receivable from the Canadian tax authorities (federal GST credits and British Columbia mineral tax credits). Although the Company has been successful in the past with applications for these credits, there is a risk that the tax claims may be denied or reduced by the tax authorities. As of December 31, 2023, the Company has a deferred tax liability of $1.4 million, resulted mainly from timing difference between the accounting and tax values of the mineral properties expenditures.

Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2023	2022

Loss for the year	$(3,097)	$(1,306)

Expected income tax (recovery)	$(836)	$(353)
Change in statutory, foreign tax, foreign exchange rates and other	(178)	102
Permanent difference	146	(155)
Share issue cost	(3)	-
Adjustment to prior years provision versus statutory tax returns	476	864
Change in unrecognized deductible temporary differences	395	941
Total income tax expense (recovery)	$-	$1,399

Current income tax	$-	$-
Deferred tax expense	$-	$1,399

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2023	2022
Deferred Tax Assets (liabilities)
Mineral property interests	$(1,881)	$(1,919)
Equipment	115	-
Non-capital losses	389	520
Net deferred tax liability	$(1,377)	$(1,399)

Canagold Resources Ltd.	Page 41

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Taxes (continued)

Income taxes (continued)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2023	Expiry Date Range	2022	Expiry Date Range
Temporary Differences
Mineral property interests	$3,667	No expiry date	$-	No expiry date
Equipment	888	No expiry date	1,664	No expiry date
Lease liability	215	No expiry date	-	No expiry date
Share issue costs	297	2044 to 2047	689	2043 to 2046
Marketable securities	916	No expiry date	211	No expiry date
Allowable capital losses and other	87	No expiry date	257	No expiry date
Non-capital losses available for future period	13,067	See below	12,048	See below
Canada	12,653	2030 to 2043	10,772	2030 to 2042
USA	414	No expiry date	1,276	No expiry date

16. Subsequent events

On March 28, 2024, subject to receiving the final approval from the TSX Exchange, the Company closed a private placement for 15, 700,000 flow through common shares at a price of CAD$0.2625 per share for gross proceeds of CAD$4.1 million.

Canagold Resources Ltd.	Page 42

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2023, 2022 and 2021

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
Michael Doyle ~ Chief Technical Officer
Garry Biles ~ President and Chief Operating Officer
Knox Henderson – Vice President Corporate Development
Mihai Draguleasa ~ Chief Financial Officer and Corporate Secretary
Colm Keogh ~ Vice President Operations
Chris Pharness ~ Vice President Sustainability and Permitting

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Davidson & Company
1200-609 Granville Street
Vancouver, BC, Canada, V7Y 1G6

SOLICITORS AND	McMillan LLP
REGISTERED OFFICE	#1500 – 1055 West Georgia Street
Vancouver, BC, Canada, V6E 4N7

SHARES LISTED	Trading Symbols
TSX: CCM
OTC-QB: CRCUF
DBFrankfurt: CAN

Canagold Resources Ltd.	Page 43