Form 20-F
period 2024-12-31
Canagold Resources Ltd.
filed 2025-04-30
CIK 868822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2024
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 174,495,696 common shares as at December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars.  For the years ended December 31, 2024, 2023 and 2022 as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (“IASB”).  Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

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

As noted in its audited consolidated financial statements for the year ended December 31, 2024 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2024, and has an accumulated deficit of approximately $56.6 million at December 31, 2024.  Furthermore, the Company lacks sufficient funds to achieve the Company’s planned business objectives.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2024 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

Potential investors who are United States taxpayers should be aware that Canagold may be classified for United States tax purposes as a passive foreign investment company (“PFIC”) for the current tax year ended December 31, 2024 and prior tax years, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its subsequent taxable years.  If the Company is a PFIC for any year during a US shareholder’s holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.   However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  Item 10.E provides further details.

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

The market price of a publicly traded stock, especially a junior resource issuer like Canagold, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange (the “TSX”) and OTC suggests that Canagold’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if Canagold’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Canagold’s shares.

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

At December 31, 2024, the Company had 174,495,696 common shares, and 860,000 outstanding share purchase options and nil share purchase warrants outstanding. Under the new Omnibus Plan, there are also 2,169,512 deferred share units and 677,520 restricted share units outstanding at December 31, 2024. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At December 31, 2024, securities that could be dilutive represented approximately 2.12% of the Company’s issued shares.

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

During the year ended December 31, 2023, Canagold impaired Windfall Hills and Corral Canyon to $Nil for accounting purposes as the Company currently does not have any planned or budgeted expenditures for the property.

In prior years, the Fondaway Canyon project was determined to be a material property, and was later optioned to Getchell Gold Corp. (“Getchell”).  On December 29, 2023, Getchell exercised the option to acquire the Fondaway Cannyon and Dixie Comstock. The Company recorded a gain of $738,000 in the 2023 Consolidated statement of comprehensive loss.

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $31.3 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2024 and are summarized as follows for the past three fiscal years:

	2024			2023			2022
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,921	$27,379	$31,300	$3,927	$23,581	$27,508	$3,910	$18,453	$22,363
Windfall Hills	-	-	-	-	-	-	348	997	1,345

Nevada (USA):
Fondaway Canyon (1)	-	-	-	-	-	-	655	1,361	2,016
Corral Canyon (2)	-	-	-	-	-	-	23	530	553

	$3,921	$27,379	$31,300	$3,927	$23,581	$27,508	$4,936	$21,341	$26,277

(1)

The Fondaway Canyon property was acquired in March 2017. Canagold optioned the property to Getchell in January 2020. Getchell exercised the option in December 2023 and acquired the Fondaway Canyon property. Item 4.D provides further details.

(2)	In 2018, Canagold staked 92 mining claims covering 742 hectares in Nevada, USA. Item 4.D provides further details.

Further information and details regarding Canagold’s mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2024 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in North America.  The major events in the development of the Company’s business over the last three years are set out below.  Information and details regarding the Company’s properties are provided in Item 4.D.

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

AIM owns 7 exploration properties in Nevada and owns one gold property in Idaho, and has two royalty interests on other properties.  These properties include the following:

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

30

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

US properties MAP

300000 m
350000 m
400000 m
6000000 m
5950000 m
5900000 m
5850000 m
N
S
E
W
Burns Lake
Endako
Ootsa Lake
Map Area
Windfall Hills
Capoose
Blackwater - Davidson
0
20 km
Windfall Property
Boundary
Deposits
NewGold
CANARC RESOURCE CORP.
Windfall Hills Property
Location Map
Omineca Mining Division
Mapsheet 93E/93F
Datum: WGS84 (CONUS)

32

Figure 0‑1 Location Map

33

Figure 0‑2 Claim Location Map

North Zone
Y Veins
A-B Veins
C Veins
Airstrip
58º36'00"N
133º36'00"W
LEGEND
shaft
portal
1/2 mile
1 kilometer
Road
Airstrip

New Polaris Property
Claim Map with Principle Vein Locations

Figure 0‑3 Claim Map with Principle Vein Locations

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

On March 4, 2025, the Company closed a private placement for 9,200,000 flow through common shares at a price of CAD$0.35 per share for gross proceeds of CAD$3.2 million.

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

In 2022, Canagold’s primary focus was its drilling program, environmental baseline study and camp renovations for its New Polaris property. In 2023 and 2024, the Company’s primary focus was feasibility studies and advancing environmental permitting work for its New Polaris property, as well as a drilling program in 2024.  Item 4.D provides further details.

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

Trends

The cumulative annual prices for gold per ounce for each of the previous three years were as follows:

	Annual Prices for Gold per ounce
	2024	2023	2022
Low	$1,984	$1,811	$1,626
High	$2,789	$2,115	$2,043
Cumulative Average	$2,386	$1,943	$1,803

The Company continues to foresee favourable opportunities to finance the mineral exploration and development efforts on its properties and also to evaluate and to consider new acquisitions in the gold arena. The Company has determined that the price of gold bullion continues to make gold exploration attractive and should facilitate opportunities for the advancement of its New Polaris property in British Columbia (Canada).

During 2024, the Company’s shares traded on TSX at prices fluctuating between CAD$0.17 and CAD$0.36 (2023 – high CAD$0.28 - low CAD$0.17; 2022 – high CAD$0.42, low – CAD$0.17). On April 25, 2025, the share price on TSX was CAD$0.385.

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

All our properties are exploration stage properties and we are an exploration stage issuer.

Property Summary Chart (as of December 31, 2024):

Property Name	Location	Maximum % Interest Held	Capitalized Acquisition Expenditures (2)	Capitalized Exploration Expenditures (2)	Total Capitalized Expenditures (2)
New Polaris (1)	BC, Canada	100.00%	$3,921,000	$27,379,000	$31,300,000
Windfall Hills	BC, Canada	100.00%	$0	$0	$0
Corral Canyon	Nevada, USA	100.00%	$0	$0	$0

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

Property Stage

The property is an exploration stage property in the feasibility and environmental studies stages. The Company has a mineral resource estimation but no reserves on the property under S-K 1300 standards at this time.

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

Mining of the AB Vein system and to a lesser extent the Y and C veins was carried out during the 1930s to early 1950s. Much of the former infrastructure has been reclaimed.  A $305,000 reclamation bond is in place and it is the Company’s opinion that this adequately covers the cost of reclaiming the original mill site and infrastructure.  Currently there is no legal or regulatory requirement to remove or treat the tailings on the property.

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

An updated Mineral Resource estimate has been prepared in April 22023.  The updated resource estimate uses all available drillhole data with historical data compared to and validated with recent drilling.  The resource is based on 1,692 assay intercepts from 234 drill holes which intersect the veins within the data set.  Inverse distance squared (ID2) has been used to interpolate the gold grade of the veins which were modelled by Moose Mountain Technical Services (MMTS) using Implicit modelling.

The geologic continuity of the “C” vein system has been well established through historic mining and diamond drilling.  Grade continuity has been quantified using semi-variograms, which are used to determine the distances (ranges) and directions of maximum continuity in the three principle directions.   The ranges are used for Classification.

The classification to Indicated or Inferred required that the true thickness of the vein is at least 2 m. Classification is based primarily on anisotropic distances to drillholes with 50m grid drill spacing being targeted. However, additional adjustments have been made to ensure a cohesive shape of Indicated material is produced, as summarized in the section 11 of the technical report summary.

The New Polaris Project Mineral Resource Estimate (MRE) is summarized in Table 1‑1 with the base case cut-off grade highlighted.  The resource is prepared under direction of Independent Qualified Persons (QPs) and in accordance with the United States Securities and Exchange Commission (SEC) regulation S-K subpart 1300 (S-K 1300) for reporting mineral properties (CFR Title 17 § 229.1300-1305).

The current estimate uses metal prices of US$1,750/oz gold price, recoveries, smelter terms and costs, as summarized in the notes to Table 1‑1.  Metal prices have been chosen based on Au prices as quoted in numerous NI43-101 reports and based on mean prices from 2021 and forecast up to 2026 and for long term prices.  The metal price chosen also considers the spot prices and the three-year trailing average prices.  The final Au price used for this resource estimate is below both the spot price and the three-year trailing average, which is considered an industry standard in choosing prices.

Confining shapes have been created targeting material above a series of cutoff grades.  The total material within each confining shape is reported in the Table below (i.e., no cutoff has been employed within each confining shape to report and underground Resource which is in line with the mining method).  A cutoff grade of 4.0 g/t gold, highlighted in the Table below, is selected as the economic cutoff for the Project.  The confining shape generated which targeted material above this grade is used to define the “reasonable prospects of eventual economic extraction” for the Mineral Resource Estimate.

The effective date of this Resource estimate is April 20th, 2023.

Table 1‑1 Updated Mineral Resource Estimate and Comparison to the 2019 Resource

		2023 Resource			2019 Resource			Difference as a Percent:
Class	Cutoff	Tonnage (ktonnes)	Au (gpt)	Au (koz)	Tonnage (ktonnes)	Au (gpt)	Au (koz)	(2023-2019)/2019
	(Au gpt)							Tonnage	Au Grade	Au Metal
Indicated	3	3,118	11.21	1,124	1,798	10.40	601	73%	8%	87%
	4	2,965	11.61	1,107	1,687	10.80	586	76%	8%	89%
	5	2,769	12.11	1,078	1,556	11.30	565	78%	7%	91%
	6	2,525	12.75	1,035	1,403	12.00	541	80%	6%	91%
	7	2,270	13.45	981	1,260	12.60	510	80%	7%	92%
	8	2,049	14.09	928	1,105	13.30	473	85%	6%	96%
	9	1,814	14.81	864	947	14.10	429	92%	5%	101%
	10	1,594	15.55	797	1,639	9.50	501	-3%	64%	59%
Inferred	3	1,061	8.24	281	1,582	9.80	498	-33%	-16%	-44%
	4	926	8.93	266	1,483	10.20	486	-38%	-12%	-45%
	5	817	9.52	250	1,351	10.70	465	-40%	-11%	-46%
	6	706	10.16	231	1,223	11.20	440	-42%	-9%	-48%
	7	603	10.78	209	942	12.50	379	-36%	-14%	-45%
	8	491	11.52	182	753	13.80	334	-35%	-17%	-46%
	9	371	12.51	149	653	14.60	307	-43%	-14%	-51%
	10	291	13.33	125	0	0.00	0

Notes for Mineral Resource Estimate:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
2.	There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.
3.	The base case Mineral Resource has been confined by "reasonable prospects of eventual economic extraction" shape using the following assumptions:

•	Metal prices of US$1,750/oz Au and Forex of 0.75 $US:$CDN;
•	Payable metal of 99% Au;
•	Offsite costs (refining, transport and insurance) of US$7/oz;
•	Mining cost of CDN$82.78/t;
•	Processing costs of CDN$105.00/t and G&A and site costs of CDN$66.00/t.
•	Metallurgical Au recovery of 90.5%; metallurgical recovery method – bio-oxidation (BIOX) and Carbon-in Leach (CIL) processing of flotation concentrate
•	Cut-off grade of 4.0 g/t
•	Date of the resource estimate April 20, 2023

5.	The resulting Net Smelter Return equation is: NSR (CDN$/t)=Au*90.5%*US$74.72g/t;
6.	The specific gravity is 2.81 for the entire deposit;
7.	As a point of reference, the in-situ gold, copper and silver mineralization are inventoried and reported by intended processing method.
8.	Numbers may not add due to rounding.

These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The QP is of the opinion that issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. These factors may include environmental permitting, infrastructure, sociopolitical, marketing, or other relevant factors.

As a point of reference, the in-situ gold, copper and silver mineralization are inventoried and reported by intended processing method.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, that could materially affect the Mineral Resource Estimate. Factors that may affect the estimates include: metal price assumptions, changes in interpretations of mineralization geometry and continuity of mineralization zones, changes to kriging assumptions, metallurgical recovery assumptions, operating cost assumptions, confidence in the modifying factors, including assumptions that surface rights to allow mining infrastructure to be constructed will be forthcoming, delays or other issues in reaching agreements with local or regulatory authorities and stakeholders, and changes in land tenure requirements or in permitting requirement.

In the summer of 2024, the exploration activities included a drilling program targeting an increase in the mineral resource. The program concluded in August 2024 with the following highlights:

•	10.8 grams per tonne (“gpt”) gold (“Au”) over 4.3 m from 176.4 m down hole in Hole NP24-34
○ Including 15.5 gpt Au over 2.0 m from 177.5 m
•	10.4 gpt Au over 3.6 m from 166.8 m down hole in Hole NP24-34
○ Including 12.3 gpt Au over 1.3 m from 166.8 m
•	14.1 gpt Au over 1.1 m from 202.7 m down hole in Hole NP24-33A
•	10.4 gpt Au over 1.2 m from 252.3 m down hole in Hole NP24-33A

In September 2024, the British Columbia Environmental Assessment Office (BCEAO) has recommended that the New Polaris Project proceed to the Process Planning Phase of the environmental assessment. This recommendation follows a thorough review that evaluated the potential environmental and socio-economic impacts of the project.

In January 2025. BCEAO issued a process order, enabling the Project to proceed to the Application Development and Review phase of the Environmental Assessment. This marks a crucial step forward in the permitting process for the New Polaris Project.

During this phase, Canagold will prepare and submit its application for an Environmental Assessment Certificate while continuing its robust engagement efforts with Indigenous Nations, regulatory bodies, and other stakeholders. Prior to issuing the process order, BCEAO conducted a thorough review process that included feedback from participating Indigenous Nations, the Technical Advisory Committee (TAC), Alaskan Tribes, and the public, facilitated through a public comment period.

In February 2025, Canagold updated the mineral resource to quantify the antimony metal contained within the gold resource:

•	5,630 tonnes of antimony metal within the base case indicated gold resource, and
•	1,195 tonnes of antimony metal within the base case inferred gold resource

In 2025, further analysis of the antimony resource and expansion potential will take place, accompanied by additional metallurgical testing, aimed at establishing the best processing methods for producing a commercially viable antimony product.

Sue Bird, M Sc., P.Eng. V.P. of Resources and Engineering at Moose Mountain Technical Services, an independent Qualified Person as defined by NI 43-101, has  reviewed and approved the technical information about the 2023 mineral resource update  and 2025 antimony resource published by the Company (see News Release dated February 21, 2025 and titled “Canagold Announces Antimony Mineral Resource Estimate for New Polaris Gold Project”)

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

60

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

In 2023, the Company spent $4.5 million in advancing New Polaris, with most of the spending being attributable to feasibility studies ($2.4 million) and environmental studies ($586,000).

In 2024, the Company spent $6.2 million in advancing New Polaris ($1.3 million for environmental studies, $1.3 million for feasibility studies, $1.1 million for drilling, and $698,000 for salaries.

2024 Project development and plans

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

The feasibility study is expected to conclude in 2025.

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

In September 2024, the British Columbia Environmental Assessment Office (BCEAO) has recommended that the New Polaris Project proceed to the Process Planning Phase of the environmental assessment. This recommendation follows a thorough review that evaluated the potential environmental and socio-economic impacts of the project.

In January 2025. BCEAO issued a process order, enabling the Project to proceed to the Application Development and Review phase of the Environmental Assessment. This marks a crucial step forward in the permitting process for the New Polaris Project.

During this phase, Canagold will prepare and submit its application for an Environmental Assessment Certificate while continuing its robust engagement efforts with Indigenous Nations, regulatory bodies, and other stakeholders. Prior to issuing the process order, BCEAO conducted a thorough review process that included feedback from participating Indigenous Nations, the Technical Advisory Committee (TAC), Alaskan Tribes, and the public, facilitated through a public comment period.

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

AIM owns 7 gold properties in Nevada, one gold property in Idaho, and has two royalty interests on other properties.  The following properties are not considered material by Canagold:

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

Year ended December 31, 2024 compared with December 31, 2023

The Company has no sources of operating revenues.  Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit. The Company incurred a net loss of $1.12 million for fiscal 2024, which is lower than the net loss of $3.05 million for fiscal 2023. Net losses were impacted by different functional expense items. The table below (in thousands of US dollars) provides a comparison of the results of operations for 2024 vs 2023:

Overall operating losses are consistent for 2024 and 2023, with the focus of the company, advancing the New Polaris project, being unchanged.

Overall remuneration for employees and directors has been consistent for 2024 vs. 2023. The lower amount reported as an employee/director remuneration expense in 2024 is because there was a higher percentage of salaries attributed to the New Polaris cost in 2024 than in 2023 (see section 1.9 below “Transactions with Related Parties” – for details of management and directors’ remuneration).

Share based payments expense is lower in 2024 as less RSUs/DSUs were granted and vested in 2024 vs. 2023.

The non-operating expenses are mainly non-cash items.

The change in the fair value of marketable securities is attributable to changes in the quoted market prices of the investments up to their date of disposal or to period end if continued to be held.

In 2023, the Company recognized a $738,000 gain on the sale of the Fondaway property to Getchell and an impairment loss of $1.89 million of the accounting book value of Corral Canyon and Windfall Hills, as the Company does not have budgeted activities for these two properties in the near future. No corresponding gains/impairment losses were recognized in 2024.

The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the period.  Income tax recovery of $258,000 for 2024 (2023 - $32,000) was recognized for the pro rata flow through exploration expenditures.

As at December 31, 2024, Canagold has mineral property interests which are comprised of the following:

Environmental Liabilities

Canagold’s policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it may operate may not yet have fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of $CAD305,000 have been placed with regulatory agencies in respect to Canagold’s New Polaris gold property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Company’s mineral property interests.

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

The following table contains selected financial information of Canagold’s liquidity:

	December 31,	December 31,
($000s)	2024	2023

Cash	$676	$2,811
Working capital	151	4,555

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

During 2023, the Company generate $1.6 million from the sale of its Foldaway property.

On March 28, 2024, the Company closed a financing for 15,700,000 flow through common shares at a price of CAD$0.2625 per share for gross proceeds of CAD$4.1 million.

During 2024, the Company generated $1.1million from disposition of marketable securities (2023 - $159,000).

On March 4, 2025, the Company closed a private placement issuing 9,200,000 flow through common shares at a price of CAD$0.35 per share for gross proceeds of CAD$3.2 million.

Canagold has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canagold as well as minimum exploration expenditure requirements.  Under Item 5.F, further details of contractual obligations are provided as at December 31, 2024.

As Canagold performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as Canagold narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, Canagold must make payments to the optionors and lease liability obligations for its office facilities as follows as at December 31, 2024:

	Payments due by Period
	(CAD$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$235	$87	$148	$-	$-

Total, December 31, 2024	$235	$87	$148	$-	$-

Basic office lease	$321	$86	$175	$60	$-

Total, December 31, 2023	$321	$86	$175	$60	$-

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

Amount
(CAD$000)
Year:

2025	$87
2026	$88
2027	$60
$235

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

The directors and senior management of Canagold as of April 25, 2025 are:

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

In September 2024, Knox Henderson resigned as Vice-President of Corporate development.

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

During the fiscal period ended December 31, 2024, the aggregate compensation incurred by Canagold to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was $1.2 million.

The table below discloses information with respect to executive compensation paid by Canagold to its directors and officers for the fiscal year ended December 31, 2024.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary(1) ($)	Share-based awards(8) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual incentive plans(3)	Long-term incentive plans(4)
Bradford Cooke former Chairman, former President and former Director	2024 2023 2022	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $4,000	Nil Nil $4,000
Sofia Bianchi Chairman and Director	2024 2023 2022	Nil Nil Nil	$57,807 $128,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$38,000 $38,000 $17,282	$95,807 $166,000 $17,282
Andrew Trow Director	2024 2023 2022	Nil Nil Nil	$39,742 $88,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$28,000 $28,000 $12,734	$67,742 $116,000 $12,734
Carmen Letton Director	2024 2023 2022	Nil Nil Nil	$39,742 $88,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$25,000 $25,000 $11,370	$64,742 $113,000 $11,370
Kadri Dagdelen Director	2024 2023 2022	Nil Nil Nil	$39,742 $88,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$25,000 $25,000 $11,370	$64,742 $113,000 $11,370
Catalin Kilofliski CEO	2024 2023 2022	$242,256 $227,000 $90,681	$26,888 $126,735 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$269,044 $353,735 $90,681
Scott Eldridge former CEO and former Director	2024 2023 2022	Nil Nil $213,122	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $166,666	Nil Nil $379,788
Philip Yee former CFO, Vice-President, Finance and Secretary	2024 2023 2022	Nil $22,652 $119,432	Nil Nil Nil	Nil Nil Nil	Nil Nil NIl	Nil Nil Nil	Nil Nil Nil	Nil $180,000 Nil	Nil $202,652 $119,432
Garry D. Biles President and COO	2024 2023 2022	$220,375 $212,019 $134,769	Nil $60,551 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$220,375 $272,570 $134,769
Troy Gil Former Vice President Exploration	2024 2023 2022	Nil $103,861 $140,916	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $103,861 $140,916
Tim Caldwell Former Vice President Sustainability	2024 2023 2022	Nil $78,726 Nil	Nil $54,918 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $133,644 Nil
Knox Henderson Vice President Corporate Development	2024 2023 2022	$27,000 $55,000 $120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$27,000 $55,000 $120,000
Michael Doyle Chief Technical Officer and Director	2024 2023 2022	$123,000 $70,000 $25,000	$6,790 $16,898 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$129,790 $86,898 $25,000
Colm Keogh Vice President Operations	2024 2023 2022	$220,375 $162,282 Nil	Nil $80,735 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$220,375 $245,017 Nil
Mihai Draguleasa CFO and Secretary	2024 2023 2022	$102,500 $98,667 Nil	Nil $28,163 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$102,500 $126,830 Nil
Chris Pharness Vice President Sustainability and Permitting	2024 2023 2022	$205,410 Nil Nil	$28,649 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$243,059 Nil Nil

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of Canagold.

Stock Options and other share based compensation

Omnibus incentive plan

The Company has an omnibus incentive compensation plan implemented in 2023. Pursuant to the omnibus plan, at December 31, 2024, the Company currently has 7,449,570 shares listed and reserved under the plan for stock option activities, 6,500,000 shares for restricted share units grants, 2,500,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time.

A) Stock Options:

The continuity of outstanding stock options for the year ended December 31, 2024 and 2023 is as follows:

	June 30, 2024
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, December 31, 2022	2,235,000	$0.49
Cancelled and expired during 2023	(1,335,000)	$0.49
Outstanding balance, at December 31, 2023	900,000	$0.50
Expired during 2024	(40,000)	$0.30
Outstanding balance, at December 31, 2024	860,000	$0.51

Exercise price range		$0.50 - $0.52

The following table summarizes information about stock options exercisable and outstanding at December 31, 2024:

	Options Outstanding and Exercisable
	Weighted	Weighted
	Average	Average
Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices
(CAD$)	31-Dec-24	(Number of Years)	(CAD$)

$0.50	60,000	0.49	$0.50
$0.50	300,000	1.48	$0.50
$0.52	500,000	1.53	$0.52
	860,000	1.44	$0.51

During the year ended December 31, 2024, the Company recognized share-based payments of $Nil (2023 - $Nil and 2022 - $154,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the year.

No stock options were granted during the years ended December 31, 2024, 2023 and 2022.

A) Share units:

i)	Performance share units

No performance share units (PSUs) were granted during the years ended December 31, 2024, 2023 and 2022. Total PSUs available for granting are 1,000,000.

ii)	Restricted share units

There are 5,822,480 restricted share units (“RSUs”) available for granting under the Omnibus plan as at December 31, 2024.

222,598 RSUs were granted to the officers of the Company during the year ended December 31, 2024. The share price on grant date was CAD $0.30. These RSUs vest over a period of one year.

1,600,000 RSUs were granted to the officers of the Company during the year ended December 31, 2023. The share price on grant date was CAD $0.230. These RSUs vest over a period of two years. During the year ended December 31, 2024, 906,302 vested RSUs were converted to common shares and 238,776 RSUs were cancelled.

For accounting purposes, the Company amortizes the share-based compensation expense over the vesting period. The Company recognized a share-based compensation expense of $108,347 for the year ended December 31, 2024 (2023 - $152,069).

The following is the RSUs continuity schedule as of December 31, 2024:

Balance December 31, 2022	-
RSUs granted	1,600,000
Balance December 31, 2023	1,600,000
RSUs granted	222,598
RSUs vested and converted to shares	(906,302)
RSUs expired/forfeited	(238,776)
Balance December 31,2024	677,520

iii)	Deferred share units

There are 330,488 available deferred share units (“DSUs”) under the Omnibus plan as at December 31, 2024,

632,257 DSUs were granted to the directors of the Company during the year ended December 31, 2024 (share price on grant date was CAD $0.30).

1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023 (share price on grant date was CAD $0.23).

These granted DSUs vested immediately, the Company accounts initially, based on the share price of the Company on the grant date, for a share-based compensation expense of and a corresponding share-based compensation liability. At each period end, the Company revalues the value of the outstanding DSUs to current market share price of the Company and adjusts accordingly the share based compensation and deferred compensation liability.  For the year ended December 31, 2024 the Company recognized a share based compensation of  $207,844 (December 31, 2023 - $244,000) in connection with DSUs grants and revaluation of the outstanding DSUs to market value.

The following is the DSUs continuity schedule as of December 31, 2024:

	DSUs outstanding	Deferred compensation liability at year end
Balance December 31, 2022	-	-
DSUs granted	1,537,255	-
Balance December 31, 2023	1,537,255	244,000
DSUs granted	632,257
Balance December 31,2024	2,169,512	422,000

There were no conversions of DSUs to shares or cancelation of DSUs during the years ended December 31, 2024 2023, and 2022.

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

Compensation of Directors

During the fiscal year ended December 31, 2022, Canagold incurred the following director fees in Canadian dollars:

During the fiscal year ended December 31, 2023, Canagold incurred the following director fees in Canadian dollars:

Andrew Trow - $28,000

Kadri Dagdelen – $25,000

Sofia Bianchi – $38,000

Carmen Letton - $25,000

During the fiscal year ended December 31, 2024, Canagold incurred the following director fees in Canadian dollars:

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

No funds were set aside or accrued by Canagold or its subsidiaries during the year ended December 31, 2024 to provide pension, retirement or similar benefits for directors or officers of Canagold pursuant to any existing plan provided or contributed to by Canagold or its subsidiaries under applicable Canadian laws.

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

Directors’ and Officers’ Liability Insurance

From 2022 to 2024, Canagold maintains its directors and officers liability insurance coverage of CAD$10 million.

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

Directors are elected at Canagold’s annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Sofia Bianchi	3
Andrew Trow	3
Carmen Letton	3
Kadri Dagdelen	3
Mike Doyle	3

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

Ethical Business Conduct

Canagold has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to Canagold’s Annual Information Form dated March 28, 2025.

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

In 2024, the Compensation Committee approved for independent Board members to receive the following annual compensation in Canadian dollars:

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

ESS and OHS Investment	Carmen Letton (Chair) Andrew Trow Kadri Dagdelen Mike Doyle Sofia Bianchi

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

6.D Employees

Canagold’s business is administered principally from its head office in Vancouver, British Columbia, Canada. As of April 25, 2025, Canagold had a staff of two full-time employees and one part-time employees based in Vancouver, BC, Canada.

6.E Share Ownership

As at April 25, 2025, the share ownership and number of stock options of the directors and officers of Canagold are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Sofia Bianchi Chair and Director	Nil	0.00%	Nil	N/A	N/A
Andrew Trow Director	Nil	0.00%	Nil	N/A	N/A
Carmen Letton Director	Nil	0.00%	Nil	N/A	N/A
Kadri Dagdelen Director	Nil	0.00%	Nil	N/A	N/A
Mike Doyle Director	62,263	0.03%	Nil	N/A	N/A
Catalin Kilofliski Chief Executive Officer	484,024	0.26%	Nil	N/A	N/A
Garry Biles President and Chief Operating Officer	352,733	0.19%
			60,000	$0.50	June 29, 2025
			300,000	$0.50	June 24, 2026

Mihai Draguleasa Chief Financial Officer and Secretary	83,496	0.05%	Nil	N/A	N/A
Colm Keogh Vice-President (Operations)	Nil	0.00%	Nil	N/A	N/A
Chris Pharness Vice-President (Sustainability and Permitting)	Nil	0.00%	Nil	N/A	N/A

(1)	As at April 25, 2025, Canagold had 183,695,696 common shares issued and outstanding.

(2)	Common shares.

As at April 25, 2025, approximately 982,516 common shares of Canagold were beneficially owned, directly or indirectly, by the directors and executives, as a group, representing 0.53% of Canagold’s issued and outstanding voting securities (183,695,696 common shares)

In June 2018, Canagold again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canagold representing approximately up to 5% of its issued and outstanding common shares at that time.  The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed.  The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold’s discretion.  Purchases under the bid shall not exceed 23,893 common shares per day.  Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were cancelled.  During the term of the normal course issuer bid, Canagold purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share;  these shares have been returned to treasury and accordingly cancelled.

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

As of April 25, 2025 SunValley owned 88,638,133 common shares for an 48.25% interest. SunValley does not exert control over Canagold nor over its Board of Directors. Sun Valley is not, directly or indirectly, actively involved in the operations of Canagold, and do not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canagold or any of its subsidiaries, to the best of Canagold’s knowledge, except as disclosed in this Form 20-F.

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

Change of Control

As of the date of this Form 20-F being April 25, 2025, there is no arrangement known to Canagold which may at a subsequent date result in a change of control of Canagold.

7.B Related Party Transactions

For the fiscal year ended December 31, 2024 Canagold had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere in the Form 20-F, general and administrative costs during 2024, 2023, and 2022 include:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2024	2023	2022	2024	2023

Key management compensation:
Executive salaries and remuneration (1)	$833	$803	$647	$(13)	$-
Severance	-	73	191	-	-
Directors fees	85	86	70	(27)	(1)
Share-based payments	316	391	154	-	-
	$1,234	$1,353	$1,062	$(30)	$(1)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

During the year ended December 31, 2024 the Company received from and provided to Sun Valley corporate and technical related services. The Company incurred $112,000 in expenses and charged $40,000 to Sun Valley for services and reimbursements. The amounts are outstanding at year end December 31, 2024.

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

(a)	Consolidated Statements of Financial Position as of December 31, 2024 and 2023;

(b)	Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2024, 2023 and 2023;

(c)	Consolidated Statements of Changes in Shareholders’ Equity for each of the years ended December 31, 2023, 2022 and 2021;

(d)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2024, 2023 and 2022; and

(e)	Notes to the consolidated financial statements.

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

8.B Significant Changes

There has been no significant change in the financial condition of Canagold since December 31, 2024 other than as disclosed in this Form 20-F and in Canagold’s continuous disclosure documents.

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

10.C Material Contracts

For the officers of the Company the are contracts in place with the CEO, Catalin Kilofliski, , Garry Biles, President, Colm Keogh, VP Operations and Chris Pharness, VP Sustainability and Permitting. The agreement with Catalin contains a change in control termination clause (with certain exceptions) that entitles Mr. Kilofliski with the equivalent of a 12 months compensation, approximately $225,000, providing the Mr. Kilofliski terminates the Consulting Agreement within 90 days following a change in control.  In the event of a resignation or termination within 6 months of a change in control, Mr. Biles is entitled to receive approximately CAD$430,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Biles within the 12-month period prior to the time of termination.

For the three years immediately preceding April 25, 2025, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which Canagold or any member of the group was a party, and other than as disclosed in this Form 20-F and in its continuous disclosure filings.  For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company may be be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

Quantitative and qualitative disclosures about market risk are provided in Canagold’s audited consolidated financial statements for the year ended December 31, 2024 and the notes thereto.

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

There were no changes in Canagold’s approach to capital management during the year ended December 31, 2024.

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

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2024, the Company had a working capital (current assets less current liabilities) of $151,000 (December 31, 2023 – working capital of $4.56 million). The Company has sufficient funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2025.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	2024	2023

Cash	$677	$2,811
Marketable securities	218	1,534
Receivables and prepaids	247	924
Accounts payable and accrued liabilities	(828)	(652)
Lease liability	(150)	(215)
Deferred compensation liability	(422)	(244)

Net financial assets (liabilities)	$(258)	$4,158

Based upon the above net exposure as at December 31, 2024 and assuming all other variables remain constant, a 10% (2023 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $35,000 (2023 - $416,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no interest bearing debt.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2024 and assuming all other variables remain constant, a net increase or decrease of 10% in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $22,000 (2023 - $153,000).

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

Management conducted an evaluation of the design and operation of Canagold’s internal control over financial reporting as of December 31, 2023 based on the criteria in a framework developed by Canagold’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based upon its assessment, management, including Canagold’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, Canagold’s internal control over financial reporting was effective.

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

During the fiscal year ended December 31, 2024, Canagold did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of Canagold:

(Stated in terms of Canadian dollars)

Financial Year End	Audit (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2024	CAD$90,000	$Nil	CAD$6,000	Nil
December 31, 2023	CAD$81,000	$Nil	CAD$4,500	Nil

The Audit Committee pre-approved all services to be performed by the auditors including certain non-audit services requested by management for the 2025 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2025, which services are not prohibited services under the independence requirements of the Securities and Exchange Commission or professional standards in Canada or the United States.

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

16.E Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

16.F Change in Company’s Certifying Accountant

None.

16.G Corporate Governance

Not applicable.

16.H Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2024, Canagold had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

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

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1	Report of Independent Registered Public Accounting Firm dated March 27, 2025	100-101

1.2

Consolidated statements of financial position as at December 31, 2024 and 2024 together with the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2024, 2023, and 2023.

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

DATED at Vancouver, British Columbia, Canada, as of April 30, 2025.

CANAGOLD RESOURCES LTD.

Per:

/s/ Catalin Kilofliski

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Canagold Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (the “Company”), as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes and schedules (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Assessment of Impairment Indicators of Mineral Property

As described in Note 7 to the financial statements, the carrying amount of the Company’s mineral property interest was $31,300,000 as of December 31, 2024. As more fully described in Note 2 and 3 to the financial statements, management assesses its mineral property interest for indicators of impairment at each reporting period or when events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

•	Obtaining and assessing management’s impairment analysis.
•	Evaluating the intent for the mineral property through discussion and communication with management.
•	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.
•	Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the mineral property interest are in good standing.

We have served as the Company’s auditor since 2023.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANAGOLD RESOURCES LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2022 of Canagold Resources Ltd. (the “Company”) and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

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

 Smythe LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada

PCAOB ID 731

March 24, 2023

CANAGOLD RESOURCES LTD.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

		December 31,
	Notes	2024	2023

ASSETS

CURRENT ASSETS
Cash		$676	$2,811
Marketable securities	6	218	1,534
Receivables and prepaids	15	247	924
Total Current Assets		1,141	5,269

NON-CURRENT ASSETS
Mineral property interests	7	31,300	27,508
Mineral property deposits		107	152
Equipment	8	197	297
Total Non-Current Assets		31,604	27,957
Total Assets		$32,745	$33,226

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$928	$652
Lease liability, current	9(c)	62	62
Total Current Liabilities		990	714

LONG TERM LIABILITIES
Deferred compensation liability	10(c)	422	244
Lease liability, long term	9(c)	88	153
Deferred income tax liability	15	1,265	1,377
Total Long Term Liabilities		1,775	1,774
Total Liabilities		2,765	2,488

SHAREHOLDERS' EQUITY
Share capital	10(b)	91,688	88,768
Reserve for share-based payments		593	656
Accumulated other comprehensive loss		(5,669)	(3,170)
Deficit		(56,632)	(55,516)
Total Shareholders' Equity		29,980	30,738
Total Liabilities and Shareholders' Equity		$32,745	$33,226

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

Commitment (Note 14)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow
Director	Director

CANAGOLD RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2024	2023	2022

Expenses:
Amortization	8	$81	$89	$60
Corporate development	11 and 12	126	152	112
Employee and director remuneration	12	475	598	700
General and administrative	11	458	403	837
Shareholder relations		-	-	384
Share-based payments	10(c) and 12	316	391	154

Operating loss		(1,456)	(1,633)	(2,247)
Interest and other income		148	65	1
Foreign exchange (loss) gain		71	36	172
Change in fair value of marketable securities	6	(143)	(364)	(425)
Gain on sale of long term investments	7(b)(i)	-	738	-
Impairment of mineral property interest	7(a)(ii) and 7(b)(ii)	-	(1,898)	-
Mineral property option income	7(b)(iii)	12	12	545
Interest and finance charges	9(b), (c) and (d)	(12)	(38)	(71)

Net loss before income tax		(1,380)	(3,082)	(2,025)

Income tax recovery	9(a)	258	32	719
Deferred income tax expense	15	-	-	(1,399)

Net loss for the year		(1,122)	(3,050)	(2,705)

Other comprehensive income (loss):
Item that will or may be reclassified to profit or loss:
Foreign currency translation adjustment		(2,499)	820	(1,941)

Comprehensive loss for the year		$(3,621)	$(2,230)	$(4,646)

Basic and diluted loss per share		$(0.01)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding - Basic and Diluted		170,349,397	145,864,736	89,358,246

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars, except per share amounts)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2021	82,509,596	$77,753	$1,676	$(2,049)	$(51,087)	$26,293
Private placement	8,750,000	2,151	-	-	-	2,151
Exercise of share appreciation rights	45,629,798	5,873	-	-	-	5,873
Share issue expenses	-	(312)	-	-	-	(312)
Share-based payments	-	-	154	-	-	154
Cancellation and expiration of stock options	-	-	(1,015)	-	1,015	-
Comprehensive loss for the year	-	-	-	(1,941)	(2,705)	(4,646)
Balance, December 31, 2022	136,889,394	85,465	815	(3,990)	(52,777)	29,513
Private placement	21,000,000	3,315	-	-	-	3,315
Share issuance expense	-	(12)	-	-	-	(12)
Share based payments	-	-	152	-	-	152
Cancellation and expiration of stock options	-	-	(311)	-	311	-
Comprehensive income (loss) for the year	-	-	-	820	(3,050)	(2,230)
Balance, December 31, 2023	157,889,394	88,768	656	(3,170)	(55,516)	30,738
Private placement	15,700,000	2,781	-	-	-	2,781
Conversion of RSUs to shares	906,302	165	(165)	-	-	-
Share issuance expense	-	(26)	-	-	-	(26)
Share based payments	-	-	108	-	-	108
Expiration of stock options	-	-	(6)	-	6	-
Comprehensive loss for the year	-	-	-	(2,499)	(1,122)	(3,621)
Balance, December 31, 2024	174,495,696	$91,688	$593	$(5,669)	$(56,632)	$29,980

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2024	2023	2022

Cash provided from (used by):

Operations:
Net loss		$(1,122)	$(3,050)	$(2,705)
Items not involving cash:
Accrued interest	9(c)	12	38	31
Amortization	8	81	89	60
Share-based payments	10(c)	316	391	154
Change in fair value of marketable securities		143	364	425
Income tax recovery	9(a)	(258)	(34)	(719)
Deferred tax recovery	15	-	-	1,399
Gain on long term investment	77(b)(i)	-	(738)	-
Write-off of mineral property interest	7(a)(ii) and 7(b)(ii)	-	1,898	-
Mineral property option income	7(b)(iii)	-	-	505
Unrealized foreign exchange cash		-	(32)	-
		(828)	(1,074)	(850)
Changes in non-cash working capital items:
Receivables and prepaids		663	221	(847)
Accounts payable and accrued liabilities		(198)	(880)	367
Net cash used by operating activities		(364)	(1,733)	(1,330)

Financing:
Proceeds from loans		-	-	1,940
Repayment of loan		-	-	(1,940)
Issuance of common shares, net of share issuance costs		3,016	3,303	8,249
Exercise of stock options		-	-	-
Exercise of warrants		-	-	-
Lease payments		(62)	(63)	(42)
Cash provided from financing activities		2,954	3,240	8,207

Investing:
Proceeds from disposition of marketable securities		1,110	159	325
Sale of long term investments		-	1,600	-
Expenditures for mineral properties, net of recoveries		(5,670)	(4,542)	(4,486)
Expenditures for leasehold improvements and equipment		-	(5)	(117)
Cash used by investing activities		(4,560)	(2,788)	(4,278)

Unrealized foreign exchange gain (loss) on cash		(165)	267	(782)

(Decrease) increase in cash		(2,135)	(1,014)	1,817
Cash, beginning of year		2,811	3,825	2,008

Cash, end of year		$676	$2,811	$3,825

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2024	2023	2022
Non-cash financing and investing activities:

Fair value of marketable securities received from option on mineral property interests	$-	$1,192	$376
Fair value allocated to lease liability:	-	-	273
Expiration of stock options	6	311	1,015
Income taxes paid	36	-	-
Interest paid	-	-	36
Conversion of RSUs to shares	165	-	-
Mineral property costs included in account payable	783	498	774

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

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

The Company has no operating revenues, has incurred a significant net loss of $1.1 million in 2024 (2023 - $3.1 million and 2022 - $2.7 million) and has a deficit of $56.6 million as at December 31, 2024 (2023 – 55.5 million and 2022 - $52.8 million).In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

(b) Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 27, 2025.

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

For the Years ended December 31, 2024, 2023 and 2022

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

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables and the variables used in the determination of the fair value of stock based compensation granted. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

For the Years ended December 31, 2024, 2023 and 2022

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

(a) Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including New Polaris Gold Mines Ltd. (Canada), AIM U.S Holdings Corporation (USA), American Innovative Minerals LLC (“AIM”) (USA), Fondaway LLC (USA), and Canarc (Barbados) Mining Ltd (inactive) (Barbados). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

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

Financial assets at fair value through other comprehensive income (“FVTOCI”)

Financial assets carried at FVTOCI are initially recorded at fair value. Unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTOCI are included in other comprehensive income or loss in the period in which they arise.

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

For the Years ended December 31, 2024, 2023 and 2022

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

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information (continued)

(d) Mineral property interest:

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

For the Years ended December 31, 2024, 2023 and 2022

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

For the Years ended December 31, 2024, 2023 and 2022

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

For the Years ended December 31, 2024, 2023 and 2022

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

(p) Adoption of new accounting standards:

IFRS 18, issued by the IASB in April 2024, is a new standard on "Presentation and Disclosure in Financial Statements" that replaces IAS 1 and is effective from January 1, 2027, with earlier application permitted. The Company has not early adopted IFRS 18.

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2024.

5. Management of Financial Risk

The Company has classified its financial instruments as follows:

Financial Assets
Cash	Amortized cost
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost

Lease liability	Amortized cost

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

The fair values of the Company’s cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Lease liabilities are measured at amortized cost. There were no transfers between levels 1, 2 or 3 during the years ended December 31, 2024 and 2023.

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

The financial instruments that potentially subject the Company to credit risk comprise cash and certain receivables, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2024, the Company had a working capital (current assets less current liabilities) of $151,000 (2023 - $4.6 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2024. The Company will need additional funding to advance its projects.

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(b) Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the lease liability payments (Notes 9(c)) as at December 31, 2024 and 2023:

	Payments due by Period
			(CAD$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$235	$87	$148	$-	$-

Total, December 31, 2024	$235	$87	$148	$-	$-

Basic office lease	$321	$86	$175	$60	$-

Total, December 31, 2023	$321	$86	$175	$60	$-

Accounts payable and accrued liabilities are due in less than 90 days.

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

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

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	December 31,
	2024	2023

Cash	$589	$2,811
Marketable securities	218	1,534
Receivables and prepaids	247	924
Accounts payable and accrued liabilities	(828)	(652)
Lease liability	(150)	(215)
Deferred compensation liability	(422)	(244)

Net financial assets (liabilities)	$(346)	$4,158

Based upon the above net exposure as at December 31, 2024 and assuming all other variables remain constant, a 10% (2023 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $35,000 (2023 - $416,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

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

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2024 and assuming all other variables remain constant, a net increase or decrease of 10% in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $22,000 (2023 - $153,000).

6. Marketable Securities

	December 31,
	2024	2023
Balance, begin of period	$1,534	$855

Fair value of marketable securities received from options on mineral property interests	-	1,192
Disposition of marketable securities at fair value	(1,110)	(159)
Change in fair value of marketable securities	(143)	(364)
Foreign currency translation adjustment	(63)	10
Balance, end of period	$218	$1,534

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))	Total
Acquisition Costs:
Balance, December 31, 2023	$3,927	$-	$-	$-	$3,927
Acquisition	12	-	-	-	12
Foreign currency translation adjustment	(18)	-	-	-	(18)
Balance, December 31, 2024	3,921	-	-	-	$3,921

Deferred Exploration Expenditures:
Balance, December 31, 2023	23,581	-	-	-	23,581
Additions:
Exploration:
Assays and sampling	60	-	-	-	60
Community and social	233	-	-	-	233
Drilling	1,183	-	-	-	1,183
Environmental	1,339	-	-	-	1,339
Feasibility	1,310	-	-	-	1,310
Field, camp, supplies	535	-	-	-	535
General, administrative, sundry	46	-	-	-	46
Local labour	175	-	-	-	175
Machinery and equipment	62	-	-	-	62
Metallurgy	38	-	-	-	38
Recovery of taxes	(133)	-	-	-	(133)
Rental and storage	61	-	-	-	61
Salaries	698	-	-	-	698
Transportation	597	-	-	-	597
Utilities	4	-	-	-	4
Foreign currency translation adjustment	(2,410)	-	-	-	(2,410)
Balance December 31, 2024	27,379	-	-	-	27,379

Mineral property interest:
Balance, December 31, 2024	$31,300	$-	$-	$-	$31,300

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest (continued)

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

Mineral property interest:
Balance, December 31, 2023	$27,508	$-	$-	$-	$27,508

Canagold Resources Ltd.	Page 26

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest (continued)

(a) Canada:

(i) New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares. Acquisition costs at December 31, 2024 include a reclamation bond for $209,000 (2022 - $227,000).

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

(b) United States:

(i) Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out a balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $Nil remains payable as at December 31, 2023. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

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

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest (continued)

(b) United States: (continued)

(i) Fondaway Canyon (Nevada): (continued)

			US$ equivalent in
	Cash		Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100	(received in 2022)	400	(received in 2022 with fair value of $376,000)
4th anniversary	1,600	(received in 2023)	1,000	(received in 2023 with fair value of $1,192,000)
	$2,000		$2,000

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

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”), a subsidiary of Nevada King Gold Corp, whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2024 (2023 - $12,000) which was recognized as mineral property option income.

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest (continued)

(b) United States: (continued)

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

(c) Expenditure options:

As at December 31, 2024, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

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

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest (continued)

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

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8. Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2022	$116	$61	$271	$448
Acquisitions	-	5	-	5
Foreign currency translation adjustment	3	1	10	14
Balance, December 31, 2023	119	67	281	467
Foreign currency translation adjustment	(10)	(5)	(32)	(47)
Balance, December 31, 2024	109	62	249	420

Accumulated amortization:
Balance, December 31, 2022	8	47	19	74
Amortization	23	11	55	89
Foreign currency translation adjustment	1	3	3	7
Balance, December 31, 2023	32	61	77	170
Amortization	23	5	53	81
Foreign currency translation adjustment	(4)	(7)	(17)	(28)
Balance, December 31, 2024	51	59	113	223

Net book value:
Balance, December 31, 2023	$87	$6	$204	$297
Balance, December 31, 2024	$58	$3	$136	$197

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

On March 28, 2024, the Company closed a private placement for 15.7 million flow through common shares at CAD$0.2625 per share for gross proceeds of CAD$4.1 million. The fair value of the shares on March 28, 2024 was CAD$0.24 per share, resulting in the recognition of a flow through premium liability of CAD$0.0225 per share for a total of CAD$353,250.

Canagold Resources Ltd.	Page 31

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(a) Flow Through Premium Liability (continued)

Balance, December 31, 2021	198
Add:
Excess of subscription price over fair value of flow through common shares	561
Foreign currency translation adjustment	(8)
Less:
Income tax recovery	(719)
Balance, December 31, 2022	32
Less:
Income tax recovery	(32)
Foreign currency translation adjustment	-
Balance, December 31, 2023	$-
Add:
Excess of subscription price over fair value of flow through common shares	$261
Foreign currency translation adjustment	(3)
Less:
Income tax recovery	(258)
Balance, December 31, 2024	-

There is no remaining obligation to incur qualified expenditures as at December 31, 2024 (2023 – NIL).

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

Balance, December 31, 2021	$142
Add:
Accretion	24
Less:
Advance royalty payment	(35)

Balance, December 31, 2022	131
Add:
Accretion	22
Less:
Advance royalty payment	(35)
Sale of investment (1)	(118)
Balance, December 31, 2023 and 2024	$-

Current portion	$-
Long term portion	-
Balance, December 31, 2023 and 2024	$-

(1)	Getchell exercised the option to acquire the Fondaway Canyon property on December 29, 2023. As such, the Company derecognized the deferred royalty liability from its books.

Canagold Resources Ltd.	Page 32

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(c) Lease Liability

The continuity of the lease liability for the years ended December 31, 2024 and 2023 is as follows:

Balance, December 31, 2022	257
Add:
Interest	16
Foreign currency translation	4
Less:
Payments	(62)

Balance, December 31, 2023	$215

Add:
Interest	12
Foreign currency translation	(15)
Less:
Payments	(62)

Balance, December 31, 2024	$150

Current portion
Long term portion	$62
Balance, December 31, 2024	88
150

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

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i)	On May 29, 2024, the Company converted 906,302 vested restricted share units (“RSUs”) into common shares and issued 906,302 common shares to the officers of the Company.

(ii)

On March 28, 2024, the Company closed a private placement for 15.7 million flow through common shares at CAD$0.2625 per share for gross proceeds of CAD$4.1 million. The fair value of the shares was CAD$0.24 per share, resulting in the recognition of a flow through premium liability of CAD$0.0225 per share for a total of CAD$353,000.

(iii)	On July 28, 2023, the Company closed a financing consisting of 21,000,000 shares at CAD $0.21 per share for aggregate gross proceeds of CAD $4.4 million.

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

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Omnibus incentive plan:

The Company has an omnibus incentive compensation plan implemented in 2023. Pursuant to the omnibus plan, at December 31, 2024, the Company currently has 7,449,570 shares listed and reserved under the plan for stock option activities, 6,500,000 shares for restricted share units grants, 2,500,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time.

i) Stock Options:

The continuity of outstanding stock options for the year ended December 31, 2024 and 2023 is as follows:

		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, December 31, 2022	2,235,000	$0.49
Cancelled and expired during 2023	(1,335,000)	$0.49
Outstanding balance, at December 31, 2023	900,000	$0.50
Expired during 2024	(40,000)	$0.30
Outstanding balance, at December 31, 2024	860,000	$0.51

Exercise price range		$0.50 - $0.52

The following table summarizes information about stock options exercisable and outstanding at December 31, 2024:

	Options Outstanding and Exercisable
	Weighted	Weighted
	Average	Average
Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices
(CAD$)	31-Dec-24	(Number of Years)	(CAD$)

$0.50	60,000	0.49	$0.50
$0.50	300,000	1.48	$0.50
$0.52	500,000	1.53	$0.52
	860,000	1.44	$0.51

Canagold Resources Ltd.	Page 35

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Omnibus incentive plan: (continued)

During the year ended December 31, 2024, the Company recognized share-based payments of $Nil (2023 - $Nil and 2022 - $154,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the year.

No stock options were granted during the years ended December 31, 2024, 2023 and 2022.

i) Performance share units

No performance share units (PSUs) were granted during the years ended December 31, 2024, 2023 and 2022. Total PSUs available for granting are 1,000,000.

ii) Restricted share units

There are 5,822,480 restricted share units (“RSUs”) available for granting under the Omnibus plan as at December 31, 2024.

222,598 RSUs were granted to the officers of the Company during the year ended December 31, 2024. The share price on grant date was CAD $0.30. These RSUs vest over a period of one year.

1,600,000 RSUs were granted to the officers of the Company during the year ended December 31, 2023. The share price on grant date was CAD $0.230. These RSUs vest over a period of two years. During the year ended December 31, 2024, 906,302 vested RSUs were converted to common shares and 238,776 RSUs were cancelled.

For accounting purposes, the Company amortizes the share-based compensation expense over the vesting period. The Company recognized a share-based compensation expense of $108,347 for the year ended December 31, 2024 (2023 - $152,069).

The following is the RSUs continuity schedule as of December 31, 2024:

Balance December 31, 2022	-
RSUs granted	1,600,000
Balance December 31, 2023	1,600,000
RSUs granted	222,598
RSUs vested and converted to shares	(906,302)
RSUs expired/forfeited	(238,776)
Balance December 31,2024	677,520

iii) Deferred share units

There are 330,488 available deferred share units (“DSUs”) under the Omnibus plan as at December 31, 2024,

632,257 DSUs were granted to the directors of the Company during the year ended December 31, 2024 (share price on grant date was CAD $0.30).

Canagold Resources Ltd.	Page 36

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Omnibus incentive plan: (continued)

1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023 (share price on grant date was CAD $0.23).

These granted DSUs vested immediately, the Company accounts initially, based on the share price of the Company on the grant date, for a share-based compensation expense of and a corresponding share-based compensation liability. At each period end, the Company revalues the value of the outstanding DSUs to current market share price of the Company and adjusts accordingly the share based compensation and deferred compensation liability. For the year ended December 31, 2024 the Company recognized a share based compensation of $207,844 (December 31, 2023 - $244,000) in connection with DSUs grants and revaluation of the outstanding DSUs to market value.

The following is the DSUs continuity schedule as of December 31, 2024:

	DSUs outstanding	Deferred compensation liability at year end
Balance December 31, 2022	-	-
DSUs granted	1,537,255	-
Balance December 31, 2023	1,537,255	244,000
DSUs granted	632,257
Balance December 31,2024	2,169,512	422,000

There were no conversions of DSUs to shares or cancelation of DSUs during the years ended December 31, 2024 and 2023.

During the year ended December 31, 2024 the Company had no warrants issued, expired or exercised.

During the year ended December 31, 2023, the Company had the following warrant activity:

Exercise Prices (CAD$)	Expiry Dates	Outstanding at December 31, 2022	Issued	Exercised	Expired	Outstanding at December 31, 2023
$0.75	October 28, 2023	638,510	-	-	638,510	-

During the year ended December 31, 2022, the Company had the following warrant activity:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2021	Issued	Exercised	Expired	December 31, 2022

$0.65	October 7, 2022	4,000,000	-	-	(4,000,000)	-

$0.65	November 12, 2022	6,500,000	-	-	(6,500,000)	-

$0.65	November 12, 2022	385,200	-	-	(385,200)	-

$0.75	October 28, 2023	638,510		-	-	638,510

		11,523,710	-	-	(10,885,200)	638,510

Canagold Resources Ltd.	Page 37

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11. General and Administrative

	Years ended December 31
	2024	2023	2022

Corporate Development
Geology and technical review	$-	$-	$21
Salaries and remuneration	39	33	91
Sundry	-	7	-
Travel and conferences	87	112	-
	$126	$152	$112

General and Administrative:
Accounting and audit	$90	$67	$61
Legal	13	38	73
Office and sundry	156	141	152
Properties related expenses and taxes	51	-	-
Regulatory	68	71	446
Rent	59	52	46
Travel	21	34	59
	$458	$403	$837

12. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2024, 2023 and 2022:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2024	2023	2022	2024	2023

Key management compensation:
Executive salaries and remuneration (1)	$833	$803	$647	$(13)	$-
Severance	-	73	191	-	-
Directors fees	85	86	70	(27)	(1)
Share-based payments	316	391	154	-	-
	$1,234	$1,353	$1,062	$(30)	$(1)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

Note 9(d) provides further details regarding a demand loan with a former director and bridge loan from Sun Valley.

During the year ended December 31, 2024 the Company received from and provided to Sun Valley corporate and technical related services. The Company incurred $112,000 in expenses and charged $40,000 to Sun Valley for services and reimbursements. The amounts are outstanding at year end December 31, 2024.

Canagold Resources Ltd.	Page 38

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Segment Disclosures

The Company has one operating segment, being mineral exploration. As at December 31, 2024 and 2023 all of the Company’s non-current assets were located in Canada.

14. Commitment

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at December 31, 2024, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:

2025	$87
2026	$88
2027	$60
$235

15. Taxes

The Company is subject to corporate income taxes and other provincial and federal mining and sales taxes. There is a $179,000 receivables amount reported on the Statement of Financial Position of the Company comprised of taxes receivable from the Canadian tax authorities (federal GST credits). Although the Company has been successful in the past with applications for these credits, there is a risk that the tax claims may be denied or reduced by the tax authorities. As of December 31, 2024, the Company has a deferred tax liability of $1.265 million, resulted mainly from timing difference between the accounting and tax values of the mineral properties expenditures.

Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

Canagold Resources Ltd.	Page 39

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Taxes (continued)

Income taxes (continued)

	2024	2023	2022

Loss for the year	$(1,125)	$(3,097)	$(1,306)

Expected income tax (recovery)	$(304)	$(836)	$(353)
Change in statutory, foreign tax, foreign exchange rates and other	131	(178)	102
Permanent difference	105	146	(155)
Share issue cost	(7)	(3)	-
Adjustment to prior years provision versus statutory tax returns	(140)	476	864
Change in unrecognized deductible temporary differences	215	395	941
Total income tax expense (recovery)	$-	$-	$1,399

Current income tax	$-	$-	$-
Deferred tax expense	$-	$-	$1,399

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2024	2023	2022
Deferred Tax Assets (liabilities)
Mineral property interests	$(2,651)	$(1,881)	$(1,919)
Equipment	106	115	-
Non-capital losses	1,280	389	520
Net deferred tax liability	$(1,265)	$(1,377)	$(1,399)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2024	Expiry Date Range	2023	Expiry Date Range	2022	Expiry Date Range
Temporary Differences
Mineral property interests	$3,217	No expiry date	$3,667	No expiry date	$-	No expiry date
Equipment	854	No expiry date	888	No expiry date	1,644	No expiry date
Lease liability	150	No expiry date	215	No expiry date	-	No expiry date
Share issue costs	175	2045 to 2048	297	2044 to 2047	689	2044 to 2047
Marketable securities	1,022	No expiry date	916	No expiry date	211	No expiry date
Allowable capital losses and other	105	No expiry date	87	No expiry date	357	No expiry date
Non-capital losses available for future period	13,708	See below	13,067	See below	12,048	See below
Canada	12,278	2030 to 2044	12,653	2030 to 2043	10,772	2030 to 2043
USA	1,430	No expiry date	414	No expiry date	1,276	No expiry date

Canagold Resources Ltd.	Page 40

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024, 2023 and 2022

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16. Subsequent events

In February 2025, 58,481 RSUs were cancelled.

On March 4, 2025, the Company closed a private placement for 9,200,000 flow through common shares at a price of CAD$0.35 per share for gross proceeds of CAD$3.2 million.

HEAD OFFICE	#1250 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

	Telephone:	(604) 685-9700
	Facsimile:	(604) 685-9744

	Website:	www.canagoldresources.com

DIRECTORS	Sofia Bianchi
Carmen Letton
Andrew Trow
Kadri Dagdelen
Michael Doyle

OFFICERS	Catalin Kilofliski ~ Chief Executive Officer
Michael Doyle ~ Chief Technical Officer
Garry Biles ~ President and Chief Operating Officer
Mihai Draguleasa ~ Chief Financial Officer and Corporate Secretary
Colm Keogh ~ Vice President Operations
Chris Pharness ~ Vice President Sustainability and Permitting

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Davidson & Company
1200-609 Granville Street
Vancouver, BC, Canada, V7Y 1G6

SOLICITORS AND	McMillan LLP
REGISTERED OFFICE	#1500 – 1055 West Georgia Street
Vancouver, BC, Canada, V6E 4N7

SHARES LISTED	Trading Symbols
	TSX:	CCM
	OTC-QB:	CRCUF
	DBFrankfurt:	CAN

Canagold Resources Ltd.	Page 41