Form 20-F
period 2025-12-31
Canagold Resources Ltd.
filed 2026-04-30
CIK 868822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2025

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

Suite #1250 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6
(Address of principal executive offices)

Mihai Draguleasa, Chief Financial Officer, Phone:  (604) 685-9700 (Extension 103), Fax:  (604) 685-9744, e-mail:  mihai@canagoldresources.com

Canagold Resources Ltd., Suite #1250 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 193,965,699 common shares as at December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                                                                                Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                                                                      Yes ☒  No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).              Yes ☒  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐ Accelerated filer  ☐

Non-accelerated filer  ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

This annual report on Form 20-F and the exhibits attached hereto contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Such forward looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its mineral property interests, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

  risks related to our exploration and development activities;

  risks related to the financing needs of our planned operations;

  risks related to estimates of mineral deposits, resources and reserves;

  risks related to fluctuations in mineral prices;

  risks related to the titles of our mineral property interests;

  risks related to competition in the mineral exploration and mining industry;

  risks related to potential conflicts of interest with our officers and directors;

  risks related to environmental and regulatory requirements;

  risks related to foreign currency fluctuations;

  risks related to our possible status as a passive foreign investment company;

  risks related to the volatility of our common stock;

  risks related to the possible dilution of our common stock;

  risks related the uncertainty related to unsettled First Nations rights and title in British Columbia (BC, Canada);

  risks related to uninsured risks;  and

  risks related to cybersecurity.

This list is not exhaustive of the factors that may affect our forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled "Item 3. Key Information - D. Risk Factors" and "Item 4. Information on the Company" of this annual report on Form 20-F.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events other than as may be specifically required by applicable securities laws and regulations.

We qualify all the forward-looking statements contained in this annual report by the foregoing cautionary statements.

Unless the context otherwise requires, all references to "we" or "our" or the "Company" or "Canagold" or "Canarc" refer to Canagold Resources Ltd. (formerly, Canarc Resource Corp.) and/or its subsidiaries.  All monetary figures are in terms of United States dollars unless otherwise indicated.

SUMMARY OF RISK FACTORS

Investing in our common shares involves a high degree of risk.  You should carefully consider the risks summarized below and other risks that we face, a detailed discussion of which can be found under "Item 3. Key Information - D. Risk Factors" below, together with other information in this annual report on Form 20-F and our other filings with the SEC. This summary list of risks is not exhaustive of the factors that may affect any of the Company's forward-looking statements and our business and financial results. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

Risks related to the Company's Financial Condition

  The Company's ability to continue as a going concern is in doubt and the Company's planned operations will require future financing and there is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.
  The Company has a history of losses, and we do not expect to generate earnings from operations or pay dividends in the near term, if at all.
  A substantial or extended decline in gold or silver prices would have a material adverse effect on the value of the Company's assets and on the Company's ability to raise capital and could result in lower than estimated economic returns.

Risks related to the Company's Business

  The Company's exploration activities may not be commercially successful, which could lead it to abandon its plans to develop its mineral property interests and its investments in exploration and there is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.
  The Company will be required to locate mineral reserves for its long-term success.
  The figures for the Company's resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Company that any estimates of mineral deposits herein will not change.
  Mineral operations are subject to market forces outside of the Company's control which could negatively impact the Company's operations.
  There is no assurance given by the Company that it owns legal title to its mineral property interests.

  The Company competes with larger, better capitalized competitors in the mining industry and there is no assurance given by the Company that it can compete for mineral properties, future financings and technical expertise.
  A shortage of equipment and supplies could adversely affect the Company's ability to operate its business.
  The Company's directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.
  The Company does not insure against all risks which we may be subject to in our planned operations and there is no assurance given by the Company that it is adequately insured against all risks.
  The Company is subject to significant governmental and environmental regulations and there is no assurance given by the Company that it has met all environmental or regulatory requirements.
  Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company's business.
  Land reclamation requirements for the Company's properties may be burdensome.
  Mining is inherently dangerous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.
  The Company may face potential opposition from non-governmental organizations ("NGOs") to explore, advance, develop and operate its mineral property assets.
  There is uncertainty related to unsettled First Nations rights and title in British Columbia (Canada) and this may create delays in project approval or interruptions in project progress.
  The Company's properties may be located in foreign countries and political instability or changes in the regulations in these countries may adversely affect the Company's ability to carry on its business.
  Fluctuations in foreign currency exchange rates may adversely affect the Company's future profitability.
  The Company is reliant on third parties.
  The Company may experience cybersecurity threats.

Risks Related to the Company's United States Reporting

  It may be difficult for U.S. shareholders to enforce civil liabilities under United States law in Canadian courts.
  The Company's possible PFIC status may have possible adverse tax consequences for United States Investors.
  While we believe we have adequate internal control over financial reporting, internal controls cannot provide absolute assurance that objectives are met.
  As a "foreign private issuer", the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

Risks Related to the Company's Common Shares

  The Company does not intend to pay dividends.
  The volatility of the Company's common shares could cause investor loss.
  Penny stock classification could affect the marketability of the Company's common stock and shareholders could find it difficult to sell their stock.
  Possible dilution to current shareholders based on outstanding options and warrants.

EXPLANATORY NOTE REGARDING PRESENTATION OF
FINANCIAL INFORMATION

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars.  For the years ended December 31, 2025, 2024 and 2023 as presented in the annual audited consolidated financials contained in this Annual Report on Form 20-F, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board ("IASB").  Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

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

adit - a horizontal tunnel in an underground mine driven from a hillside surface.

Ag - silver.

alluvial mining - mining of gold bearing stream gravels using gravity methods to recover the gold, also known as placer mining.

andesite - a volcanic rock of intermediate composition, the extrusive equivalent of diorite.

arsenopyrite - an ore mineral of arsenic, iron, and sulphur, often containing gold.

assay - a precise and accurate analysis of the metal contents in an ore or rock sample.

Au - gold.

autoclave - a mineral processing vessel operated at high temperature and pressure in order to oxidize sulfide and carbon compounds, so the contained metals can be leached and concentrated.

Commission - United States Securities and Exchange Commission, or S.E.C.

concentrate - a concentrate of minerals produced by crushing, grinding and processing methods such as gravity or flotation.

contained gold - total measurable gold in grams or ounces estimated to be contained within a mineral deposit. Makes no allowance for economic criteria, mining dilution or recovery losses.

Cu - copper.

cut-off grade - deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.

diamond drill - a large machine that produces a continuous core sample of the rock or material being drilled.

diorite - a plutonic rock of intermediate composition, the intrusive equivalent of andesite.

dorė - bullion of gold, with minor silver and copper produced by smelting, prior to refining.

epithermal - used to describe hydrothermal mineral deposits, typically in veins, formed at lower temperatures and pressures within 1 km of the earth surface.

Exchange Act - means the United States Securities Exchange Act of 1934, as amended.

Exploration stage issuer is an issuer that has no material property with mineral reserves disclosed.

Exploration stage property is a property that has no mineral reserves disclosed.

feasibility study - a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

flotation - a mineral recovery process using soapy compounds to float finely ground metallic minerals into a concentrate.

gold deposit - means a mineral deposit mineralised with gold.

gold equivalent - a method of presenting combined gold and silver concentrations or weights for comparison purposes. Commonly involves expressing silver as its proportionate value in gold based on the relative values of the two metals.

gold resource - see mineral resource.

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

lode mining - mining of ore, typically in the form of veins or stockworks.

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

mesothermal - used to describe hydrothermal mineral deposits, typically in veins, formed at higher temperatures and pressures deeper than 1 km of the earth's surface.

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

net profits interest or NPI - a royalty based on the net profits generated after recovery of all costs.

net smelter royalty or NSR - a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

nugget effect - an effect of high variability of gold assays, due to the gold occurring in discreet coarse grains such that their content in any given sample is highly variable.

ore - a naturally occurring rock or material from which economic minerals can be extracted at a profit.

ounce or oz. - a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

opt - troy ounces per ton.

porphyry - an igneous rock containing coarser crystals in a finer matrix.

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

prospect - an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria proven reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

pyrite - an ore mineral of iron and sulphur.

Qualified Person means an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.

quartz - a rock-forming mineral of silica and oxygen, often found in veins also.

raise - a vertical or inclined tunnel in an underground mine driven upwards from below.

ramp - an inclined tunnel in an underground mine driven downwards from surface.

reverse circulation drill - a large machine that produces a continuous chip sample of the rock or material being drilled.

saprolite - a soft, earthy, clay rich and thoroughly decomposed rock with its original textures intact, formed in place by chemical weathering of igneous, sedimentary or metamorphic rocks.

scoping study - a conceptual report assessing the scope, economics and engineering of placing a mineral deposit into commercial production.

shaft - a vertical or inclined tunnel in an underground mine driven downward from surface.

shear - a tabular zone of faulting within which the rocks are crushed and flattened.

stibnite - an ore mineral of antimony and sulphur.

stock or pluton - a body of intrusive rock that covers less than 40 square miles, has steep dips and is discordant with surrounding rock.

stockwork - multiple small veins of mineralisation that have so penetrated a rock mass that the whole rock mass can be considered mineralised.

strike length - the longest horizontal dimensions of a body or zone of mineralisation.

stripping ratio - the ratio of waste material to ore that is estimated for or experienced in mining an ore body.

sulphide - an ore mineral compound linking sulphur with one or more metals.

ton - short ton (2,000 pounds).

tonne - metric tonne (2,204.6 pounds).

trenching - the surface excavation of a linear trench to expose mineralization for sampling.

vein - a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

winze - an internal shaft in an underground mine.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	1 pound	= 0.4535 kilogram
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

We are subject to the reporting requirements of the Exchange Act and applicable Canadian securities laws, and as a result we report our mineral reserves and mineral resources according to two different standards. U.S. reporting requirements are governed by subpart 1300 of Regulation S-K under the Exchange Act ("S-K 1300"). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions.

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

3.C    Reasons for the Offer and Use of Proceeds

Not applicable.

3.D      Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance. You should carefully consider, among other matters, the following risk factors in addition to the other information in this annual report on Form 20-F when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the SEC actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

Risks Related to the Company's Financial Condition

The Company's ability to continue as a going concern is in doubt and the Company's planned operations will require future financing and there is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash flows to undertake by itself all of its planned exploration and development programs.  The development of the Company's mineral property interests may therefore depend on the Company's joint venture partners, if any, and on the Company's ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its mineral property interests as disclosed herein.  In addition, the Company does not have sufficient experience in developing mining properties into production and its ability to do so will be dependent upon securing the services of appropriately experienced personnel or entering into agreements with other major mining companies which can provide such expertise.

As noted in its audited consolidated financial statements for the year ended December 31, 2025 the Company has no operating revenues, has incurred significant operating losses in fiscal years prior to 2025, and has an accumulated deficit of approximately $59.2 million at December 31, 2025.  Furthermore, the Company lacks sufficient funds to achieve the Company's planned business objectives.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.

The report of our independent registered public accounting firm on the December 31, 2025 consolidated financial statements includes an additional paragraph that states the existence of material uncertainties that cast substantial doubt about the Company's ability to continue as a going concern.  The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

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

A substantial or extended decline in gold prices would have a material adverse effect on the value of the Company's assets and on the Company's ability to raise capital and could result in lower than estimated economic returns.

The value of the Company's assets, its ability to raise capital and its future economic returns are substantially dependent on the price of gold. Gold prices fluctuate continually and are affected by numerous factors beyond the Company's control. Factors tending to influence gold prices include:

● gold sales or leasing by governments and central banks or changes in their monetary policy, including gold inventory management and reallocation of reserves;

● speculative short or long positions on futures markets;

● the relative strength of the U.S. dollar;

● expectations of the future rate of inflation or interest rates;

● changes to economic conditions in the United States, China, India and other industrialized or developing countries;

● geopolitical conflicts;

● changes in jewelry, investment or industrial demand;

● changes in supply from production, disinvestment and scrap; and

● forward sales by producers in hedging or similar transactions.

A substantial or extended decline in the gold prices could:

● negatively impact the Company's ability to raise capital on favorable terms, or at all;

● jeopardize the development of the New Polaris property;

● reduce the Company's estimated mineral resources and reserves by removing material from these estimates that could not be economically processed at lower gold prices;

● reduce the potential for future revenues from gold projects in which the Company has an interest;

● reduce funds available to operate the Company's business; and

● reduce the market value of the Company's assets.

Risks Related to the Company's Business

The Company's exploration activities may not be commercially successful, which could lead it to abandon its plans to develop its mineral property interests and its investments in exploration and there is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has relied and may continue to rely upon consultants and others for construction and operating expertise.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Depending on the price of gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession.  There can be no guarantee that such a concession will be granted.

The Company will be required to locate mineral reserves for its long-term success.

None of the Company's properties currently have any proven and probable mineral reserves. The Company's long-term success will depend on the Company establishing mineral reserves on its properties and receiving revenue from the production of gold and other base and precious metals.  If and when the Company begins production, the Company will have to continually replace and expand its mineral reserves, if any.  The Company's ability to maintain or increase its annual production of gold and other base or precious metals once its current properties are producing, if at all, will be dependent almost entirely on its ability to acquire, explore, and develop new properties and bring new mines into production.

The figures for the Company's resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated and there is no assurance given by the Company that any estimates of mineral deposits herein will not change.

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

Mineral operations are subject to market forces outside of the Company's control which could negatively impact the Company's operations.

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

The acquisition of title to mineral property interests is a very detailed and time-consuming process.  Title to any of the Company's mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company's mineral property interests.  The mineral property interests may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company's mineral property interests are located.  To the best of the knowledge of the Company, although the Company understands that comprehensive land claims submissions have been received by Indian and Northern Affairs Canada from the Taku Tlingit (Atlin) Band (which encompasses the New Polaris property) and from the Association of United Tahltans and the Nisga'a Tribal Council (which may encompass the Eskay Creek property), no legal actions have been formally served on the Company to date asserting such rights with respect to mining properties in which the Company has an interest.  Three First Nations bands (namely, Cheslatta Carrier Band, Nee-Tahi-Buhn Band and the Skin Tyee Nation Band) have claims in the Windfall Hills property.

The Company competes with larger, better capitalized competitors in the mining industry and there is no assurance given by the Company that it can compete for mineral properties, future financings and technical expertise.

Significant and increasing competition exists for the limited number of gold acquisition opportunities available in North, South and Central America and elsewhere in the world.  As a result of this competition, some of which is with large established mining companies which have greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive gold mining properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company's exploration and acquisition programs will yield any new resources or reserves or result in any commercial mining operation.

The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals.  Competition for exploration resources at all levels can be very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment.  Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

A shortage of equipment and supplies could adversely affect the Company's ability to operate its business.

The Company is dependent on various supplies and equipment to carry out its mineral exploration and, if warranted, development operations.  Any shortage of such supplies, equipment and parts could have a material adverse effect on the Company's ability to carry out its operations and therefore limit or increase the cost of potential future production.

The Company's directors and officers may have conflicts of interest as a result of their relationships with other companies and there is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another company due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

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

As a current and prior holder of interests in U.S. mineral properties, the Company may be subject to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA").  CERCLA, along with analogous statutes in certain states, imposes strict, joint and several liability on owners and operators of facilities which release hazardous substances into the environment.  CERCLA imposes similar liability upon generators and transporters of hazardous substances disposed of at an off-site facility from which a release has occurred or is threatened.  Under CERCLA's strict joint and several liability provisions, the Company could potentially be liable for all remedial costs associated with property that it currently or previously owned or operated regardless of whether the Company's activities are the actual cause of the release of hazardous substances.  Such liability could include the cost of removal or remediation of the release and damages for injury to the natural resources.  The Company's one prior property was located in a historic mining district and may include abandoned mining facilities (including waste piles, tailings, portals and associated underground and surface workings).  Releases from such facilities or from any of the Company's current and prior U.S. properties due to past or current activities could form the basis for liability under CERCLA and its analogs.  In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Company to CERCLA liability.  The Company's current and prior U.S. properties are not, to the Company's knowledge, currently listed or proposed for listing on the National Priority List and the Company is not aware of pending or threatened CERCLA litigation which names the Company as a defendant or concerns any of its current or prior U.S. properties or operations.  The Company cannot predict the potential for future CERCLA liability with respect to its current or prior U.S. properties, nor can it predict the potential impact or future direction of CERCLA litigation in the area surrounding its current and prior properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental and regulatory regulations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the Company's business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change.  Legislation and increased regulation regarding climate change could impose significant costs on the Company, and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.  Any adopted future climate change regulations could also negatively impact the Company's ability to compete with companies situated in areas not subject to such limitations.  Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete.  Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in its industry could harm its reputation.  The potential physical impacts of climate change on the Company's operations are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates.  These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.  These impacts may adversely impact the cost, potential production and financial performance of the Company's operations.

Land reclamation requirements for the Company's properties may be burdensome.

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

Mining is inherently dangerous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

Mining involves various types of risks and hazards, including:

  environmental hazards,

  power outages,

  metallurgical and other processing problems,

  unusual or unexpected geological formations,

  structural cave-ins or slides,

  flooding, fire, explosions, cave-ins, landslides and rock-bursts,

  inability to obtain suitable or adequate machinery, equipment or labour,

  metals losses,  and

  periodic interruptions due to inclement or hazardous weather conditions.

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

The Company's sole material property is located in British Columbia. The nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation in British Columbia. First Nations in British Columbia have made claims of aboriginal rights and title to substantial portions of land and water in the province, creating uncertainty as to the status of competing property rights.

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

Given the unsettled nature of land claims and treaty rights in British Columbia, there can be no guarantee that there will not be delays in any required approvals, unexpected interruptions in project progress, requirements for First Nations consent, cancellation of permits and licenses or additional costs to advance the Company's sole material project.

The Company's properties may be located in foreign countries and political instability or changes in the regulations in these countries may adversely affect the Company's ability to carry on its business.

Certain of the Company's properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Fluctuations in foreign currency exchange rates may adversely affect the Company's future profitability.

In addition to CAD dollar currency accounts, the Company maintains a portion of its funds in U.S. dollar denominated accounts.  Certain of the Company's mineral property interests and related contracts may be denominated in U.S. dollars.  Accordingly, the Company may take some steps to reduce its risk to foreign currency fluctuations.  However, the Company's operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its mineral property interests outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company's future profitability or ability to pay dividends.

The Company is reliant on third parties.

The Company's rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only a property option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

The Company may experience cybersecurity threats.

Canagold relies on secure and adequate operations of information technology systems in the conduct of its operations.  Access to and security of the information technology systems are critical to Canagold's operations.  To Canagold's knowledge, it has not experienced any material losses relating to disruptions to its information technology systems.  Canagold has implemented ongoing policies, controls and practices to manage and safeguard Canagold and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice.  Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, Canagold cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects.  Potential disruptions to Canagold's information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and noncompliance by third party service providers and inadequate levels of cybersecurity expertise and safeguards of third party information technology service providers, may adversely affect the operations of Canagold as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

Risks Related to the Company's United States Reporting

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

The Company's possible PFIC status may have possible adverse tax consequences for United States Investors.

Potential investors who are United States taxpayers should be aware that Canagold may be classified for United States tax purposes as a passive foreign investment company ("PFIC") for the current tax year ended December 31, 2025 and prior tax years, and based on current business plans and financial expectations, the Company anticipates that it may qualify as a PFIC for its subsequent taxable years.  If the Company is a PFIC for any year during a US shareholder's holding period, then such US shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Common Shares.  A US shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders.  However, US shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply US shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, US shareholders may not be able to make a QEF Election with respect to their Common Shares. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein.  Item 10.E provides further details.

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

The Company's management does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Risks Related to the Company's Common Shares

The Company does not intend to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor's return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

The volatility of the Company's common shares could cause investor loss.

The market price of a publicly traded stock, especially a junior resource issuer like Canagold, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange (the "TSX") and OTC suggests that Canagold's shares will continue to be volatile.  Therefore, investors could suffer significant losses if Canagold's shares are depressed or illiquid when an investor seeks liquidity and needs to sell Canagold's shares.

Penny stock classification could affect the marketability of the Company's common stock and shareholders could find it difficult to sell their stock.

The Company's stock may be subject to "penny stock" rules as defined in the Exchange Act rule 3a51-1.  The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks.  The Company's common shares may be subject to these penny stock rules.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

Possible dilution to current shareholders based on outstanding options and warrants.

At December 31, 2025, the Company had 193,965,699 common shares, and 800,000 outstanding share purchase options and nil share purchase warrants outstanding. Under the new Omnibus Plan, there are also 2,607,937 deferred share units and 587,497 restricted share units outstanding at December 31, 2025. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company's shares. At December 31, 2025, securities that could be dilutive represented approximately 2.06% of the Company's issued shares.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.  The Company's website is at canagoldresources.com. Information on the Company's website is not incorporated by reference herein.

Business Address

Office address: #1250 - 625 Howe Street

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

In prior years, the Fondaway Canyon project was determined to be a material property, and was later optioned to Getchell Gold Corp. ("Getchell").  On December 29, 2023, Getchell exercised the option to acquire the Fondaway Cannyon and Dixie Comstock. The Company recorded a gain of $738,000 in the 2023 Consolidated statement of comprehensive loss.

In its consolidated financial statements prepared in accordance with IFRS, the Company has capitalized costs, net of recoveries and write-downs, of approximately $37.3 million in connection with the acquisition, exploration and development on its currently held properties as at December 31, 2025 and are summarized as follows for the past three fiscal years:

		2025			2024			2023
	Acquisition	Exploration/		Acquisition	Exploration/		Acquisition	Exploration/
(in terms of $000s)	Costs	Development	Total	Costs	Development	Total	Costs	Development	Total

British Columbia (Canada):
New Polaris	$3,943	$33,339	$37,282	$3,921	$27,379	$31,300	$3,927	$23,581	$27,508
Windfall Hills	-	-	-	-	-	-	-	-	-

Nevada (USA):
Fondaway Canyon (1)	-	-	-	-	-	-	-	-	-
Corral Canyon (2)	-	-	-	-	-	-	-	-	-

	$3,943	$33,339	$37,282	$3,921	$27,379	$31,300	$3,927	$23,581	$27,508

(1) The Fondaway Canyon property was acquired in March 2017.  Canagold optioned the property to Getchell in January 2020.  Getchell exercised the option in December 2023 and acquired the Fondaway Canyon property.  Item 4.D provides further details.

(2) In 2018, Canagold staked 92 mining claims covering 742 hectares in Nevada, USA.  Item 4.D provides further details.

Further information and details regarding Canagold's mineral property interests are provided in Item 4.D.

Developments over the Last Three Financial Years

Over the course of the past three years ended December 31, 2025 and to the date of this Form 20-F, the Company had been engaged in exploration and development of precious metal projects in North America.  The major events in the development of the Company's business over the last three years are set out below.  Information and details regarding the Company's properties are provided in Item 4.D.

Purchase Agreement with American Innovative Minerals, LLC ("AIM")

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the "Membership Agreement") whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

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
  Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources Nevada LLC ("Arnevut").  Gold anomalies extend onto Eimis property and Arnevut holds a 20 year lease to explore on the property since 2010.

  Silver Peak property is located in Esmeralda County, Nevada on 3 patented (57 acres) and 3 unpatented mining claims covering 50 acres.  The property is adjacent to the Mineral Ridge mine controlled by Scorpio Gold Corporation.  The 3 unpatented mining claims are under agreement with Legacy Mining to pay $1,000 at commencement of mining and an 8% NSR.
  Lightning Tree property is located inLemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

US properties MAP

Windfall Hills Map

300000 m
350000 m
400000 m
N
W
E
S
Burns Lake
Endako
Map Area
6000000 m
Ootsa Lake
5950000 m
Windfall Hills
Capoose
Blackwater -
Davidson
5900000 m
0
20 km
CANARC
RESOURCE CORP.
Windfall Hills Property
Location Map
Omineca Mining Division
Mapsheet 93E/93F
Datum: WGS84 (CONUS)
Windfall Property
Boundary
Deposits
NewGold
5850000 m

New Polaris Map

Figure 0-1 Location Map

Figure 0-2 Claim Location Map

LCP
W.W. 1
353540
L6039
L6040
L 6041
L 6042
North Zone
L 6037
L 6038
L 6045
L 6107
L 6108
L 5717
L 5495
L 6033
L 5494
L 5493
Y Veins
L 6105
58°36'00"N
L 6034
X-B Veins
L6106
Townsite
L 6032
L3499
L3500
L5492
Airstrip
L 3491
L 5491
C Veins
L 6031
L6109
L 6027
L 6026
L 6030
L3495
133°36'00"W
L6044
L6140
L6028
L6029
L6043
L3498
L6143
L6141
L6144
L6152
L6153
L6151
LEGEND
shaft
portal
L6145
Road
L6146
L6147
L6148
1/2 mile
L6149
1 kilometer
Airstrip
N

New Polaris Property
Claim Map with Principle Vein Locations

Figure 0-3 Claim Map with Principle Vein Locations

In April 2017, Canagold commissioned Techbase International, Ltd ("Techbase") of Reno, Nevada to complete a NI 43-101 resource report for the Fondaway Canyon project.  Their technical report entitled "Technical Report for the Fondaway Canyon Project" (the "Fondaway Canyon Technical Report") was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, who are independent Qualified Persons as defined by NI 43-101, was dated April 3, 2017, and was prepared in compliance with NI 43-101.

In October 2018, Canagold entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. ("Brownstone") whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000.  Canagold will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

In early July 2020, Canagold entered into a non-binding letter of intent for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (formerly, MinKap Resources Inc.) ("Ophir"), whereby Ophir shall acquire a 100% undivided interest in the property.  On September 10, 2020, a definitive mineral property purchase agreement was executed.  Over a three year period, Ophir shall pay to Canagold a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period.  If Ophir fails to incur the exploration expenditure, the property reverts back to Canagold.  Canagold will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million.  If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to Canagold.

Lightning Tree property is located in Lemhi County, Idaho on 4 unpatented claims near the Musgrove gold deposit.

Confirmation and Agreement with Barrick Gold Inc. and Skeena Resources Ltd.

In December 2017, Canagold signed a Confirmation and Agreement with Barrick Gold Inc. ("Barrick") and Skeena Resources Ltd. ("Skeena") involving Canagold's 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby Canagold will retain its 33.33% carried interest.  Canagold and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek.  Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick's 66.67% interest in the property which right had been exercised in October 2020.  Canagold had written off the property in 2005.

Property Option Agreement with Silver Range Resources Ltd.

In November 2018, Canagold entered into a property option agreement with Silver Range Resources Ltd. ("Silver Range") whereby Canagold has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period.  Upon Canagold's exercise of the option, Silver Range will retain a 2% NSR of which a 1% NSR can be acquired for CAD$1 million.  Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of Canagold at Canagold's election.  Canagold terminated the property option agreement in September 2020 and wrote off the property.

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

Property Option Agreement with Universal Copper Ltd., et al.

In December 2018 and then as amended in June 2019, Canagold entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) ("Universal") and an individual whereby Canagold has an option to earn a 75% interest in the Princeton property by:  incurring exploration expenditures of CAD$490,000 over a two year period;  issuing 375,000 common shares to Universal by December 1, 2019 (issued);  paying CAD$25,000 cash to Universal by March 16, 2021;  and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

In October 2020, Canagold assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. ("Damara").  Pursuant to the assignment, Damara will issue 9.9% of its outstanding common shares to Canagold on closing of the assignment.  Subject to the exercise of the option by December 31, 2021, Canagold's aggregate ownership in the capital of Damara shall increase to 19.9%.  Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020.

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

Item 4.D provides further details regarding Canagold's mineral property interests.

Financings and Related Transactions

On April 21, 2017, Canagold closed a private placement for 3.8 million flow through common shares at the purchase price of CAD$0.13 per share for gross proceeds of CAD$500,000.  Canagold paid finder's fees of CAD$32,500 in cash and 250,000 in warrants.  Each warrant was exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until April 21, 2019.

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

In October and November 2020, Canagold closed a private placement in two tranches totalling 21 million units at a price of CAD$0.40 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant;  each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 per share for a period of two years.  On October 7, 2020, Canagold closed the first tranche for 8 million units for gross proceeds of CAD$3.2 million.  On November 12, 2020, Canagold closed the second tranche for 13 million units for gross proceeds of CAD$5.2 million;  the second tranche received interested and disinterested shareholder approvals at Canagold's special general meeting held on October 19, 2020.  Finders fees included CAD$176,400 in cash and 385,200 warrants with the same terms as the underlying warrants in the private placement.  If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange ("TSX"), Canagold will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by Canagold to the warrant holders.

On October 28, 2021, Canagold closed a brokered private placement with Red Cloud Securities Inc. ("Red Cloud") for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million.  Finders fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

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

On August 15, 2022, the Company entered into a Bridge Loan Agreement with Sun Valley Investments AG ("Sun Valley"), which is currently a 48.25% control person of the Company for CAD$2.5 million bearing an interest rate of 5.5% per annum. The bridge loan was applied as an advance payment for the standby guaranty for the November 2022 rights offering and extinguished in December 2022 when Sun Valley purchased 20,352,577 common shares. The Company paid Sun Valley a total of CAD$46,336 in interest and a total of CAD$178,085 in fees (accounted as share issuance expense part of the Shareholder Equity) pursuant to the Standby Guaranty Agreement.

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

On August 18, 2025, the Company closed a private placement for 4,651,163 flow through common shares at a price of CAD$0.43 per share for gross proceeds of CAD$2 million. The fair value of the shares on  August 18, 2025 was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$186,047.

On August 18, 2025, the Company closed a financing consisting of 5,128,205 shares at CAD $0.39 per share for aggregate gross proceeds of CAD $2 million.

On February 13, 2026 Canagold closed an offering for total proceeds of CAD$9,228,456.50 consisting of:

(i) 9,396,570 common shares iat a price of CAD$0.45 per Common Share, and

(ii) 10,000,000 common shares that qualify as flow-through shares for the purposes at a price of CAD$0.50 per share.

Issuer Bids

In February 2017, Canagold received regulatory approval for a normal course issuer bid to acquire up to 10.9 million its common shares, representing approximately up to 5% of its issued and outstanding common shares at that time.  The bid commenced on February 8, 2017 and terminated on February 7, 2018.  The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold's discretion.  Purchases under the bid did not exceed 86,128 common shares per day.  Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were returned to treasury and cancelled.  During the term of the normal course issuer bid, Canagold purchased an aggregate of 2.6 million common shares for an aggregate purchase price of CAD$220,400, resulting in an average price of CAD$0.08 per share;  these shares have been returned to treasury and accordingly cancelled.

In June 2018, Canagold again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canagold representing approximately up to 5% of its issued and outstanding common shares at that time.  The bid was effective on June 21, 2018 and terminated on June 20, 2019.  The actual number of common shares purchased under the bid and the timing of any such purchases are at Canagold's discretion.  Purchases under the bid did not exceed 23,893 common shares per day.  Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were returned to treasury and cancelled.  During the term of the normal course issuer bid, Canagold purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share;  these shares have been returned to treasury and accordingly cancelled.

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

In July 2020, Mr. Kai Hoffmann resigned from the Board of Directors of the Canagold (the "Board").  In August 2020, Mr. Andrew Bowering was nominated to the Board of Canagold and resigned in March 2022.

In July 2021, Mr. Knox Henderson was appointed Vice President of Corporate Development.

At the Company's contested Annual and Special General Meeting held on July 19, 2022, shareholders voted for the election of Sofia Bianchi, Carmen Letton, Kadri Dagdelen, Andrew Trow, and Scott Eldridge as Directors for the ensuing year.  Three other nominees originally proposed by the Company, namely Bradford Cooke, Martin Burian and Deepak Malhotra, elected to resign from the Board.

In August 2022, Scott Eldridge resigned as CEO and a Director of the Company, and Catalin Kilofliski was appointed as CEO, and Michael Doyle was nominated as a Director and who subsequently was appointed as Chief Technical Officer.

At the Company's Special General Meeting held on October 17, 2022, disinterested shareholders voted in favor for the creation of a new control person with Sun Valley Investments AG ("Sun Valley") owning more that 20% interest of the Company which allowed the closing of the flow through private placement for 4.7 million common shares, resulting in Sun Valley's ownership interest in the Company increasing from 19.40% to 23.55%. Sun Valley participated in a rights offering in December 2022 and increased its ownership in the Company to 40.06%.

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

In March 2023, Colm Keogh was appointed as Senior Vice-President of Operations of the Company.

In May 2023, Tim Caldwell was appointed as Vice-President of Sustainability; Tim resigned from this position in October 2023.

In September 2023, Troy Gill resigned as Vice-President of Exploration.

In January 2024, Chris Pharness was appointed as Senior Vice-President of Sustainability and Permitting of the Company.

In October 2025 Collen Middleton was appointed Vice President Permitting and Compliance of the Company.

4.B    Business Overview

Nature of operations and principal activities

Canagold's principal business activities are the acquisition, exploration and development of mineral resource property interests.  Canagold is in the process of exploring and developing its mineral property interests and has not yet determined whether these mineral property interests contain reserves.  The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of economically recoverable reserves in its mineral resource properties, the ability of Canagold to arrange appropriate financing to complete further work on its mineral property interests, confirmation of Canagold's interest in the underlying properties, the receipt of necessary permitting and upon future profitable activities on Canagold's mineral property interests or proceeds from the disposition thereof.  Canagold has incurred significant operating losses and currently has no operating revenues.  Canagold has financed its activities principally by the issuance of equity securities.  Canagold's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of Canagold to raise equity financing, and the attainment of profitable operations to fund its operations.

Canagold and its management group have in the past been actively involved in the evaluation, acquisition and exploration of mineral properties in North, Central and South America.  Starting with grass roots exploration prospects, it progressed to more advanced properties.  To date, Canagold has not received any operating revenues from its mineral property interests.  Canagold plans to continue exploring and developing its mineral property interests and, if appropriate, Canagold intends to seek partners or buyers to purchase or to assist in further advancement (by way of joint venture or otherwise) of its mineral property interests.  Canagold seeks to identify properties with significant potential and to acquire those properties on the basis of property option agreements relying on the representations and warranties of the vendor as to the state of title, with limited or no title work being performed by Canagold.  Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore, which may not occur.  Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of Canagold's mineral property interests.  Items 3.D and 4.A provide further details.

The Company commenced operations in 1987 and, since inception, has been engaged in the business of the evaluation, acquisition, exploration and, if warranted, development of precious metal properties.  The Company currently owns or holds, directly or indirectly, interests in precious metal properties, as follows:

- New Polaris property (British Columbia, Canada),

- Windfall Hills properties (British Columbia, Canada),

- Corral Canyon property (Nevada, USA).

The New Polaris property is currently considered the sole material property of the Company.  The Company also has a portfolio of smaller exploration properties as well in Nevada and Idaho. Over the course of the past three years, the Company has been engaged substantially in advancing the New Polaris property by conducting drilling activities and community, feasibility, and environmental studies. In July 2025, the Company announced the results of the feasibility study with the final report being released and published on SEDAR+ in September 2025. New Polaris environmental studies and community engagement activities are expected to continue into 2026 subject to financing to advance the project.  The Company continued to maintain title to the other properties but has not performed any work to advance them in the past three years. Item 4.D provides further details.

Further information and details regarding Canagold's properties are provided in Item 4.D.

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

Government and environmental regulations

Canagold's operations are subject to governmental regulations in Canada and the USA;  Canagold's material mineral property is in Canada.

The exploration and development of a mining prospect are subject to regulation by a number of federal and state government authorities.  These include the United States Environmental Protection Agency ("EPA") and the United States Bureau of Land Management ("BLM") as well as the various state environmental protection agencies.  The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances.  In addition, Canagold is subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation.  Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities.  The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

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

Nevada

In Nevada, initial stage surface exploration does not require any permits.  Notice-level exploration permits (less than 5 acres of disturbance) are required (through the BLM) to allow for drilling.  More extensive disturbance required the application for a receipt of a "Plan of Operations" from the BLM.

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

Environmental Regulation

Canagold's mineral projects are subject to various federal, state and local laws and regulations governing protection of the environment.  These laws are continually changing and, in general, are becoming more restrictive.  The development, operation, closure, and reclamation of mining projects in the United States requires numerous notifications, permits, authorizations, and public agency decisions.  Compliance with environmental and related laws and regulations requires Canagold to obtain permits issued by regulatory agencies, and to file various reports and keep records of our operations.  Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to Canagold's proposed operations may be encountered.  Canagold is currently operating under various permits for activities connected to mineral exploration, reclamation, and environmental considerations.  Canagold's policy is to conduct business in a way that safeguards public health and the environment.  Canagold believes that its operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where Canagold operate could require additional capital expenditures and increased operating and/or reclamation costs.  Although Canagold is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

U.S. Federal Laws

The Comprehensive Environmental, Response, Compensation, and Liability Act ("CERCLA"), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites.  It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.  The Federal Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions.  CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act ("CAA"), as amended, restricts the emission of air pollutants from many sources, including mining and processing activities.  Any future mining operations by Canagold may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws.  New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance.  In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

The National Environmental Policy Act ("NEPA") requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions.  If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement ("EIS").  The United States Environmental Protection Agency ("EPA"), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS.  This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

The Clean Water Act ("CWA"), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States.  The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency.  The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities.  Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations.  The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit.  The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act ("SDWA") and the Underground Injection Control ("UIC") program promulgated thereunder, regulate the drilling and operation of subsurface injection wells.  The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state.  The program requires that a permit be obtained before drilling a disposal or injection well.  Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SWDA and state laws.  In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

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

During 2025, the Company's shares traded on TSX at prices fluctuating between CAD$0.28 and CAD$0.51 (2024 - high CAD$0.36 - low CAD$0.17; 2023 - high CAD$0.28, low - CAD$0.17). On April 27, 2026, the share price on TSX was CAD$0.52.

Risk factors in Item 3.D provide further details regarding competition and government regulations.

4.C      Organizational Structure

Canagold carries on its business in large part through its subsidiaries.  Canagold has a number of direct or indirect wholly or majority owned subsidiaries of which the active subsidiaries are as follows:

New Polaris Gold Mines Ltd. ("New Polaris") (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. ("2820684"), a former wholly-owned subsidiary of Canagold incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc.  Canagold owns 100% of the issued and outstanding shares.

AIM U.S. Holdings Corp. is a corporation duly incorporated in the State of Nevada, USA, on March 14, 2017.  Canagold owns 100% of its issued and outstanding shares.

American Innovative Minerals, LLC ("AIM") is a limited liability company existing pursuant to the laws of Nevada, USA, on January 20, 2011.  Canagold owns 100% membership interest in AIM.

4.D    Property, Plant and Equipment

Description of Properties

Summary of Mineral Properties

The Company currently has interests in four gold exploration properties located in British Columbia, Canada and the State of Nevada, including the New Polaris Project, the Windfall Hills Project, the Fondaway Canyon Project, and the Corral Canyon Project. The Company's principal objective is advancing the New Polaris Project. The New Polaris Project is the only property that the Company considers material at this time.

All our properties are exploration stage properties and we are an exploration stage issuer.

Property Summary Chart (as of December 31, 2025):

Property Name	Location	Maximum % Interest Held	Capitalized Acquisition Expenditures (2)	Capitalized Exploration Expenditures (2)	Total Capitalized Expenditures (2)
New Polaris (1)	BC, Canada	100.00%	$3,943,000	$33,339,000	$37,282,000
Windfall Hills	BC, Canada	100.00%	$0	$0	$0
Corral Canyon	Nevada, USA	100.00%	$0	$0	$0

1Previously known as "Polaris-Taku".

 Net of recoveries and write-downs.

NOTE:  All monetary figures are in terms of U.S.$ unless otherwise noted.  See below for further details on each property.

Qualified Person

The disclosure in this annual report of scientific and technical information regarding the Company's properties has been reviewed and approved by Garry Biles, P.Eng, President & Chief Operating Officer for the Company, who is the Qualified Person for the purposes of the foregoing technical disclosure.

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

Figure 1-1 Location Map

The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres.  All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canagold Resources Ltd. subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. dCangold can reduce this net profit interest to a 10% net profit by issuing 150,000 shares to Rembrandt. Canagold has disputed the validity of the net profit interest and no net profit interest, royalty or other duly executed agreement has been proffered or presented which supports the existence of the net profit interest. As such, Canagold has excluded the net profit interest from the economic model calculation.

The deposit is composed of three sets of veins (quartz-carbonate stringers in altered rock), the "A-B" veins are northwest striking and southwest dipping, the "Y" veins are north striking and dipping steeply east and finally the "C" veins are east-west striking and dipping to the south to southeast at 65º to vertical.  The "C" veins appear to hook around to the north and south into the other two sets of veins so that their junctions form an arc.  The gold is refractory and occurs dominantly in finely disseminated arsenopyrite grains that mineralize the altered wallrock and stockwork veins.  The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite.  The zones of mineralization range from 15 to 250 metres in length and 0.3 to 14 metres in width.

The deposit was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing a total of 740,000 tonnes of ore at an average grade of 10.3 g/t gold.

Current Technical report

On July 21, 2025, the Company announced the feasibility study results. The Report, titled "New Polaris Project, NI 43-101 Technical Report & Feasibility Study" The feasibility was filed on SEDAR+  on September 3, 2025.

Feasibility study highlights include (all dollar figures in the highlights are in Canadian dollars, unless otherwise indicated):

Project Economics

  After-tax net present value ("NPV") of $425 million generating an after-tax internal rate of return ("IRR") of 30.9%, with a project payback of pre-production capital expenditures ("CAPEX") of 2.4 years, assuming a discount rate of 5.0% and a US$2,500 base case Gold Price per ounce ("Gold Price")
  After-tax NPV of $793 million generating an after-tax IRR of 47.3%, with a project payback of preproduction CAPEX of 1.7 years, assuming a discount rate of 5.0% and a US$3,300 spot Gold Price
  Life of mine ("LOM") after-tax free cash flow of $649 million at a US$2,500 base case Gold Price
  LOM after-tax free cash flow of $1.1 billion at a US$3,300 Spot Gold Price

High Grade, Low CAPEX and Low AISC

  Estimated pre-production capital expenditures CAPEX of $250 million
  LOM all-in sustaining cost ("AISC") per payable gold US$1,247/oz.
  High-grade underground mine averaging a LOM diluted grade of 9.94 g/t gold containing 904,000 ounces of Gold
  LOM mill recovered gold production of 805,589 ounces

After-Tax NPV (5%), IRR and Cash Flow Sensitivities to Gold Prices

	Low Case	Base Case	High Case	Spot Case
Gold Price (US$/oz)	$2,200	$2,500	$2,800	$3,300
After-Tax NPV (5%) (C$M)	$287	$425	$564	$793
After-Tax IRR (%)	23.5	30.9	37.5	47.3
After-Tax Payback (years)	2.9	2.4	2.1	1.7
After-Tax NPV/Initial Capex	1.1	1.7	2.3	3.2
After-Tax Free Cash Flow ($M)	$465	$649	$835	$1,145

Table 2: New Polaris FS Project Parameters

Base Case Economic Assumptions
Gold Price (US$/oz)	$2,500
Exchange Rate (C$/US$)	0.725
Discount Rate	5%
Contained Metals Mined
Contained Gold (koz)	904
Contained Antimony (tonnes)	5173
Mining
Mine Life (years)	8.3
Waste (Mt)	1.8
Total Material Mined (Mt)	4.6
Total Mineralized Material Mined (Mt)	2.8
Processing
Processing Throughput (ktpa)	340
Average Diluted Gold Grade (g/t)	9.9
Gold Production
Gold Recovery (%)	89.1
LOM Recovered Gold in Concentrate (xoz)	806
LOM Payable Gold Production (koz)	709
LOM Avg. Annual Gold Production (koz)	85.7
Operating Costs Per Tonne
Mining Cost ($/t Milled)	$135
Processing Cost ($/t Milled)	$64
G&A Cost (C$/t Milled)	$68
Total Operating Costs ($/t Milled)	$267
Other Costs
Concentrate Transportation to Smelter ($/wmt)	$1,089
Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au)	$997
LOM All-in Sustaining Cost (US$/oz Au)	$1,247
Capital Expenditures
Pre-production Capital Expenditures ($M)	$250
Sustaining Capital Expenditures ($M)	$225
Closure Expenditures ($M)	$21

Economics
After-Tax NPV (5%) ($M)	$425
After-Tax IRR %	30.9
After-Tax Payback Period (years)	2.4
After-Tax NPV / Initial Capex	1.7
Pre-Tax NPV (5%) ($M)	$667
Pre-Tax IRR %	38.4
Pre-Tax Payback Period (years)	2.3
Pre-Tax NPV / Initial Capex	2.7
LOM After-tax Free Cash Flow ($M)	649
  Cash costs are inclusive of mining costs, processing costs, site G&A, off-site charges and royalties
  AISC includes total cash cost, sustaining CAPEX and closure cost
  All dollar ($) figures are presented in CAD unless otherwise stated. Base case metal price used in this economic analysis is US$2,500 /oz Au.

Mineral Resource Estimate

The Company's current Mineral Resource Estimate ("MRE"), completed by Moose Mountain Technical Services, has an effective date of January 22, 2025 with the mineralization model as the basis for the FS. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability at this time.

The New Polaris Mineral Resources for gold and antimony are shown in the tables below:

New Polaris April 2, 2025 Gold Resource Estimate at 4 g/t cut-off

Resource Class	Tonnes (000's)	Au (g/t)	Au Metal Ozs (000's)
Indicated	2,965	11.6	1,107
Inferred	926	8.5	266

Antimony Resource Estimate within the Base Case Au Resource

Resource Class	Tonnes (000's)	Sb (%)	Sb Metal (Tonnes)
Indicated	860	0.65	5,630
Inferred	100	1.2	1,195

Notes on the Resource Tables:

1. The Mineral Resource Estimate was completed by Sue Bird, P.Eng. who is a Qualified Person as defined under NI 43-101.

2. Resources are reported using the 2014 CIM Definition Standards and were estimated using the 2019 CIM Best Practices Guidelines.

3. The base case Mineral Resource has been confined by "reasonable prospects of eventual economic extraction" shape using the following assumptions:

  Metal prices of US$1,750/oz Au and Forex of 0.75 $US: $CDN
  Payable metal of 99% Au
  Offsite costs (refining, transport and insurance) of US$7/oz
  Mining cost of CDN$82.78/t
  Processing costs of CDN$105.00/t and G&A and site costs of CDN$66.00/t
  Metallurgical Au recovery of 90.5%

4. The resulting Net Smelter Return per tonne of ore equation is: NSR (CDN$/t) = Au (g/t) x 90.5% x C$74.72 /g Au.

5. The specific gravity is 2.81 for the entire deposit.

6. The Antimony Resource is reported as a subset of the total Mineral resource at the 4 g/t Au cutoff.

7. The Sb is a by-product of the Au processing and therefore is reported using the same Classification as the Au resource at the 4 gpt Au cutoff.

8. Numbers may not add due to rounding.

About the Mineral Resource Estimate

  A comprehensive statistical review of all available QA/QC assay data from the drilling was undertaken as part of the MRE
  Historic drill results have been validated with recent drilling
  Gold values were capped for each individual domain of the geological model based on statistical probability plots
  The MRE is based on a 5 m block model using a Percentage Model (meaning that the percentage of the block within the domain is used for the MRE)
  A constant specific gravity of 2.81 g/cc is used for all blocks in the model, based on an average of measured sample SG's
  Indicated classification of a block required either 1) average distance to two drill holes of 35 m, maximum distance 50 m and minimum number of two quadrants, or 2) average distance to two drill holes of 50 m, maximum distance 70 m and minimum number of two quadrants, or 3) distance to closest drill hole of 10 m, maximum distance of 50 m used and minimum number of three drill holes used
  The classification was checked for cohesiveness, with a cohesive shape of Indicated and Inferred material produced

  The base case cutoff grade of 4 gpt Au is based on a US$1,750/ounce price of gold and preliminary recovery, processing and mining costs which are based on preliminary production rate values as summarized in the Notes to the resource table
  The MRE table presents undiluted values of gold grade and contained gold ounces
  The following factors, among others, could affect the MRE: assumptions used in generating confining shapes, stope design; mining methods; metal recoveries, mining and process cost assumptions and commodity price and exchange rate assumptions. The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the MRE

Mineral Reserve Estimate

The mineral reserves are summarized in table below.

Mineral Reserves

Reserve Class	Tonnes (000's)	Au (g/t)	Au Metal Ounces ('000s)
Probable	2,830.2	9.94	904.4
Total	2,830.2	9.94	904.4

Notes on the Reserve Table:

1. This Mineral Reserve Estimate has an effective date of July 10, 2025 and is based on the updated Mineral Resource estimate issued on February 21, 2025 by Moose Mountain Technical Services.

2. The Mineral Reserve estimate was completed under the supervision of Dino Pilotto, P.Eng. of JDS Energy and Mining Inc., who is a Qualified Person as defined under NI 43-101.

3. A cut-off grade of 6.0 g/t Au was used to define reserves for production and a 4.2 g/t Au marginal cut-off value for development ore, based on a gold metal price of U$2,245/oz., exchange rate of CAD$1.39 = US$1.00.

4. Processing costs of C$88/t ore, C$105/t mining costs, G&A costs of C$67/t ore, gold processing recovery of 89.75%, and payable gold of 90%.

Mining Overview

The New Polaris mine is designed as a modern, fully-mechanized underground operation, targeting the safe and cost-effective extraction of mineral reserves over an estimated 8.3 year mine life. The plan anticipates delivering approximately 2.8 million tonnes (Mt) of mill feed at an average grade of 9.9 g/t gold.

A total of 1.8 Mt of waste rock will be generated during LOM underground development. Of this, the majority will be used as backfill material within the mine to support mined-out areas, with the remaining volume placed on surface in the integrated tailings and waste rock storage facility.

The mineral reserves are located beneath the historic workings of the Polaris-Taku mine, which operated from 1938 to 1951 and produced 740,000 tonnes at an average grade of 10.3 g/t gold. The new underground access will be established via a ramp extending from the existing New Polaris portal, reaching an ultimate depth of approximately 780 meters. The primary ore body, known as the 'C' zone, accounts for nearly 90% of total reserves, extends up to 500 meters along strike, and dips at an average angle of 50 to 60 degrees.

Geotechnical assessments indicate favorable rock conditions, with typical ground control measures and associated costs anticipated.

To optimize recovery and minimize costs, two main mining methods will be employed:

  Mechanized cut-and-fill mining will be used in areas where high selectivity, minimal dilution, and strong recovery rates yield the greatest value
  Sublevel long-hole mining will be applied in zones where its inherently low unit cost delivers optimal economic benefit

Mine development and early construction activities will be carried out by an experienced underground mining contractor, with operations transitioning to an owner-operated model upon commencement of production. The underground mine is expected to employ approximately 190 personnel, sustaining an average production rate of 950 tpd throughout the mine's operating life.

Processing Overview

Processing will occur in a 1000 tpd crushing, grinding and flotation plant to produce a bulk sulphide flotation concentrate which will be shipped off site for final processing at an independent processing facility.

Crushed ore is ground to 80% minus 74um and fed into a flotation circuit consisting of one stage of rougher flotation with two cleaning stages to produce concentrate grading > 100 g/t Au.

Flotation concentrate is thickened, filtered and dried, to a moisture of approximately 5% and flown to Juneau, Alaska, which is located approximately 60 km from site, then barged to Seattle for loading onto ocean going ships for transportation to third-party smelters worldwide.

A portion of the process tailings will be fed to a backfill plant and used for filling underground mining voids, the balance will be filtered and trucked to a dry-stack storage facility located about 1 km from the plant site. Waste rock not used for underground backfilling will also be trucked to this facility for storage with the tailings.

Concentrate Marketing Study

An independent concentrate marketing study for the New Polaris Project, evaluating marketability and treatment terms for its gold concentrate has been completed as part of the FS. The study confirms that the New Polaris gold concentrate, targeted at a grade exceeding 100 g/t Au, and an average 12% As, is marketable under current global conditions.

The report identifies potential outlets for the sale of New Polaris gold concentrate, including:

  Traditional gold roasters in Asia, which represent an established and high-capacity processing route
  Blending facilities, where the concentrate can be mixed with other materials prior to shipment to smelters
  Asian gold roasters, copper smelters, or lead smelters
  Direct sales to international metal trading firms, which offer flexible and liquid off-take arrangements
  Pressure oxidation (POX) plants

Based on indicative commercial terms provided by several prospective buyers, the marketing study validated the project's financial modeling assumptions related to treatment charges and gold payability. The analysis concluded that an average net smelter return (NSR) of 87.9% for gold is reasonable over the LOM and reflects treatment charges associated with the presence of As in the concentrate.

Capital Costs

The initial capital cost is estimated at $250M (US$181M) and shown in the table below:

	Initial	Sustaining	LOM Total
Mining ($M)	$63.3	$196.1	$259.4
Processing ($M)	$43.0	-	$43.0
Tailings ($M)	$7.4	$4.7	$12.1
Onsite Infrastructure ($M)	$38.5	-	$38.5
Offsite Infrastructure ($M)	$9.4	-	$9.4
Indirects ($M)	$42.3	-	$42.3
Project Delivery ($M)	$9.8	-	$9.8
Owner's Costs ($M)	$7.8	-	$7.8
Total excluding Contingency ($M)	$221.5	$200.8	$422.3
Project Contingency ($M)	$28.8	$24.2	$53.0
Closure ($M)	-	-	$20.5
Total ($M)	$250.4	$225.0	$495.8

Note: Totals may differ slightly due to rounding

Operating Costs

The LOM Total Cash Cost is US$997/oz Au payable while the LOM AISC is US$1,247/oz Au payable. Unit Operating costs are shown in the table below.

Operating Costs Per Tonne Milled

Operating Costs Per Tonne	$/t
Mining Cost ($/t Milled)	135.45
Processing Cost ($/t Milled)	64.28
G&A Cost ($/t Milled)	67.58
Total Operating Costs ($/t Milled)	267.31

Financial Analysis

At a US$2,500 base case gold price and a C$:US$ exchange of 0.725:1, the Project generates an after-tax NPV (5%) of $425 million and IRR of 30.9%. Payback on initial capital is 2.4 years.

The Project Financials are shown in table below:

 New Polaris Project Financials

After-Tax NPV (5%) ($M)	$425
After-Tax IRR (%)	30.9
After-Tax Payback Period (years)	2.4
After-Tax NPV / Initial Capex	1.7
Pre-Tax NPV (5%) ($M)	$667
Pre-Tax IRR (%)	38.4
Pre-Tax Payback Period (years)	2.3
Pre-Tax NPV / Initial Capex	2.7
LOM After-tax Free Cash Flow ($M)	$649

Regulatory and Environmental Assessment Process

The Project is subject to a range of regulatory approvals, including a consent decision from the Taku River Tlingit First Nation (TRTFN) and an Environmental Assessment Certificate (EAC) under British Columbia's Environmental Assessment Act. Once the environmental assessment process is completed, the necessary construction and operating permits may be applied for and issued in accordance with applicable provincial and federal legislation.

The project formally entered the BC Environmental Assessment (EA) process in 2023. In September 2024, the British Columbia Environmental Assessment Office (BCEAO) issued a Readiness Decision, concluding there is sufficient information to proceed with the Environmental Assessment Application. In January 2025, BCEAO issued a process order, enabling the Project to proceed to the Application Development and Review phase of the Environmental Assessment., with the EA application targeted for submission shortly after the date of this AIF.

The ongoing involvement, input, and support of the TRTFN have been instrumental in ensuring that their interests are recognized and addressed throughout the process. Their collaboration continues to play a critical role in helping advance and streamline the regulatory review.

Qualified Persons who approved the issuance of the feasibility results are:

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Garry Biles, P. Eng., President & COO is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting activities on its projects.

Sue Bird, M Sc., P.Eng., V.P. of Resources and Engineering at Moose Mountain Technical Services, an independent Qualified Person as defined by NI 43-101.  Sue reviewed and approved the technical information about the 2025 MRE resource contained in this news release.

Tommaso Roberto Raponi, P. Eng., Principal Metallurgist with Ausenco Engineering Canada ULC., is an independent Qualified Person as defined by NI 43-101. Mr. Raponi is responsible for mineral processing and metallurgical testing in the technical report.

Kevin Murray, P. Eng., Principal Process Engineer for Ausenco Engineering Canada ULC., is an independent Qualified Person as defined by NI 43-101. Mr. Murray is responsible for processing, process and infrastructure capital and operating cost estimation, financial analysis and marketing in the technical report.

James Millard, P. Geo., Director, Strategic Projects with Ausenco Sustainability ULC., a wholly owned subsidiary of Ausenco Engineering Canada ("Ausenco") is an independent Qualified Person as defined by NI 43-101. Mr. Millard is responsible for the sections and subsections related to environmental, permitting, and social and community aspects in the technical report.

Jonathan Cooper, MSc., P.Eng., Water Resources Engineer with Ausenco Sustainability ULC., a wholly owned subsidiary of Ausenco Engineering Canada ("Ausenco") is an independent Qualified Person as defined by NI 43-101. Mr. Cooper is responsible for the sections and subsections related to site-wide water management in the technical report.

Dino Pilotto, P. Eng., General Manager, Technical Services with JDS Energy & Mining Inc., is an independent Qualified Person as defined by NI 43-101. Mr. Pilotto is responsible for mining methods in the technical report.

Mike Levy, P. Eng., Geotechnical Manager with JDS Energy & Mining Inc., is an independent Qualified Person as defined by NI 43-101. Mr. Levy is responsible for the underground geotechnical assessment in the technical report.

4.4.1.2 Detailed technical disclosure - please refer to the New Polaris Project NI 43-101 Technical Report & Feasibility Study, dated September 2, 2025, and filed on Sedar +  on September 3, 2025.

Other Mineral Projects

The following projects are considered not material by Canagold, do not have any S-K 1300 compliant mineral reserves or resources.  There is currently no ongoing or proposed exploration or development programs for the properties set out below, other than as specifically stated.

Purchase Agreement with American Innovative Minerals, LLC

In 2017, Canagold closed a Membership Interest Purchase Agreement (the "Membership Agreement") with American Innovative Minerals, LLC ("AIM") and securityholders of AIM ("the AIM Securityholders") to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs.  Certain of the mineral properties are subject to royalties.

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
  Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to the Coleman Canyon gold deposit controlled by Arnevut Resources Nevada LLC ("Arnevut").  Gold anomalies extend onto Eimis property and Arnevut holds a 20 year lease to explore on the property since 2010.
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

In early July 2020, Canagold entered into a non-binding letter of intent for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (formerly, MinKap Resources Inc.) ("Ophir"), whereby Ophir shall acquire a 100% undivided interest in the property.  On September 10, 2020, a definitive mineral property purchase agreement was executed.  Over a three year period, Ophir shall pay to Canagold a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period.  If Ophir fails to incur the exploration expenditure, the property reverts back to Canagold.  Canagold will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million.  If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to Canagold.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected Canagold's performance during the years presented and factors reasonably expected to impact on future operations and results.  The following discussion of the financial condition, changes in financial condition and results of operations of Canagold for the three fiscal years ended December 31, 2025, 2024, and 2023 should be read in conjunction with the consolidated financial statements of Canagold and related notes included therein.

Canagold's consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

This discussion contains "forward-looking statements" that are subject to risk factors set out under the heading "Item 3. Key Information - D. Risk Factors".  See "Cautionary Note Regarding Forward-Looking Statements" above.

5.A    Operating Results

In accordance with IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration expenditures, net of any recoveries and write-downs.

Canagold's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of Canagold to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet Canagold's liabilities as they become payable and for settlement of expenditures.

Canagold is not aware of any seasonality in the business that has a material effect upon its financial condition, results of operations or cash flows.  Canagold is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Year ended December 31, 2025 compared with December 31, 2024

The Company has no sources of operating revenues.  Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit. The Company incurred a net loss of $2.56 million for fiscal 2025, which is higher than the net loss of $1.12 million for fiscal 2024. Net losses were impacted by different functional expense items. The table below (in thousands of US dollars) provides a comparison of the results of operations for 2025 vs 2024:

	Years ended December 31,
	2025	2024

Expenses:
Amortization	$76	$81
Corporate development	127	126
Employee and director remuneration	451	475
General and administrative	478	458
Share-based payments	551	316

Operating loss	(1,683)	(1,456)
Interest and other income	38	148
Foreign exchange (loss) gain	(19)	71
Change in fair value of marketable securities	(97)	(143)
Mineral property option income	12	12
Interest and finance charges	(9)	(12)

Net loss before income tax	(1,758)	(1,380)

Income tax recovery	148	258
Deferred income tax expense	(983)	-

Net loss for the year	(2,593)	(1,122)

Overall operating losses are consistent for 2025 and 2024, with the focus of the company, advancing the New Polaris project, being unchanged. Other than the share-based compensation, which is higher in 2025, mainly because of the revaluation of the outstanding deferred shared units to a higher share price of the company, the individual expenses listed as operating expenses are consistent year over year.

The non-operating expenses are mainly non-cash items.

Interest is income is higher in 2024 mainly because of interest received from the taxation government on a refund for a mineral tax credit claim.

Foreign exchange (loss) gains are a result of assets and liabilities held in foreign currency being revalued to end of accounting period exchange rates or higher/lower exchange rates on settlement or conversion dates.

The change in the fair value of marketable securities is attributable to changes in the quoted market prices of the investments up to their date of disposal or to period end if continued to be held.

The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the period.  In 2024, the Company incurred more flow through eligible exploration expenditures, and as such, the income tax recovery premium is higher in 2024.

The deferred tax expense of $983,000 is primarily due to the temporary difference in tax basis vs. accounting basis of the mineral property interest.

As at December 31, 2025, the Company has mineral property interests which are comprised of the following:

Canada
British Columbia
New Polaris
(Note 7(a)(i))
Acquisition Costs:
Balance, December 31, 2024	$3,921
Acquisition	12
Foreign currency translation adjustment	10
Balance, December 31, 2025	3,943

Deferred Exploration Expenditures:
Balance, December 31, 2024	27,379
Additions:
Exploration:
Assays and sampling	5
Community engagement and social	716
Drilling	48
Environmental	2,639
Feasibility	531
General, administrative, sundry	6
Metallurgy	28
Rental and storage	31
Royalties	7
Salaries	350
Transportation	25
Foreign currency translation adjustment	1,574
Balance December 31, 2025	33,339

Mineral property interest:
Balance, December 31, 2025	$37,282

In 2025, the Company incurred $4.4 million in costs on advancing New Polaris, with most of the spending being attributable to environmental studies ($2.6 million), needed to obtain the environmental permit, and $716,000 of first nations community engagement. The note references in the table above pertain to the 2025 Audited Consolidated Financial Statements of the Company.

Environmental Liabilities

Canagold's policy is to maintain all operations at North American standards, notwithstanding that certain of the countries within which it may operate may not yet have fully developed such standards in respect to environmental concerns.  In accordance with government requirements in Canada, refundable deposits of $CAD305,000 have been placed with regulatory agencies in respect to Canagold's New Polaris gold property in British Columbia.  There are no known environmental contingencies in respect to these or any of the other Company's mineral property interests.

5.B    Liquidity and Capital Resources

Canagold is in the exploration stage and has not yet determined whether its mineral property interests contain reserves.  The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of Canagold to obtain the necessary financing to complete the development and upon future profitable production.  Canagold knows of no trends, demands, commitments, events or uncertainties that may result in Canagold's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in Canagold's liquidity are substantially determined by the success or failure of Canagold's exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, Canagold has endeavoured to secure mineral property interests that in due course could be brought into production to provide Canagold with cash flow which would be used to undertake work programs on other projects.  To that end, Canagold has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, Canagold has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of Canagold's liquidity:

	December 31,	December 31,
($000s)	2025	2024

Cash	$820	$676
Working capital	(232)	151

Canagold has no sources of operating revenues, and ongoing operating expenses continue to reduce its cash resources and working capital.  Operating losses continued to be incurred for ongoing activities of Canagold in seeking to advance the New Polaris property, and in exploring the Windfall Hills and AIM properties and staking additional property claims and in pursuing new projects of merit.

Based on Canagold's available cash and working capital, Canagold anticipates it will be able to continue its current plan of operations and exploration programs for at least the next 12 months without having to seek additional financing or cut-back on planned operations.  Additional financing will be sought through private and public equity financings or debt financings if available to Canagold at acceptable terms in the interests of the shareholders and Canagold.

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

On August 18, 2025, the Company closed a private placement for 4,651,163 flow through common shares at a price of CAD$0.43 per share for gross proceeds of CAD$2 million. The fair value of the shares on  August 18, 2025 was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$186,047.

On August 18, 2025, the Company closed a financing consisting of 5,128,205 shares at CAD $0.39 per share for aggregate gross proceeds of CAD $2 million.

On February 13, 2026 Canagold closed an offering for total proceeds of CAD$9,228,456.50 consisting of:

(i) 9,396,570 common shares iat a price of CAD$0.45 per Common Share, and

(ii) 10,000,000 common shares that qualify as flow-through shares for the purposes at a price of CAD$0.50 per share.

The Company will continue to rely upon equity financing as its principal source of financing its projects.

Canagold has entered into a number of option agreements for mineral property interests that involve payments in the form of cash and/or shares of Canagold as well as minimum exploration expenditure requirements.  Under Item 5.F, further details of contractual obligations are provided as at December 31, 2025.

As Canagold performs exploration on its mineral property interests, it decides which ones to proceed with and which ones to abandon.  Accordingly, the minimum expenditure commitments are reduced as Canagold narrows its interests.  To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada and the USA, Canagold must make payments to the optionors and lease liability obligations for its office facilities as follows as at December 31, 2025:

	Payments due by Period
	(CAD$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$148	$88	$60	$-	$-

Total,December 31, 2025	$148	$88	$60	$-	$-

Basic office lease	$235	$87	$148	$-	$-

Total,December 31, 2024	$235	$87	$148	$-	$-

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at December 31, 2025, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:

2026	$88
2027	$60
$148

Canagold's ability to continue as a going concern is dependent on the ability of Canagold to raise debt or equity financings, and the attainment of profitable operations.  Management would need to raise the necessary capital to meet its planned business objectives.

Canagold will continue to rely upon debt and equity financings as its principal source of financing its projects and its ongoing working capital needs.

5.C    Research and Development, Patents and Licenses, etc.

Canagold does not currently carry out research and development activities.

Items 4.A, 4.D, 5.A and 5.F provide details of Canagold's mineral property interests, exploration activities, acquisitions and write-downs.

5.D    Trend Information

Canagold knows of no trends, demand, commitments, events or uncertainties that are reasonably likely to have a material effect on Canagold's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause financial information not necessarily to be indicative of future operating results or financial condition, other than disclosed or inferred in this Form 20-F.

Canagold currently has no active business operations that would be affected by recent trends in productions, sales, etc.  Canagold has no material net sales or revenues that would be affected by recent trends.

To date, Canagold has experienced a decline in the value of its common shares and expects to incur ongoing costs while certain corporate objectives may be delayed.  These and other conditions may ultimately have a material adverse impact on Canagold's financial condition and results of operations.  See "Key Information - D. Risk Factors" for additional information.

5.E    Critical Accounting Estimates

For Canagold's exploration activities, there is no product, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral property interests and Canagold's future financial success are dependent upon the extent to which it can discover mineralization and the economic viability of advancing such mineral property interests beyond the exploration stage.  Such activities may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of Canagold's control.  The sales value of any mineralization discovered by Canagold is largely dependent upon factors beyond Canagold's control such as the market value of the metals.

As the carrying value and amortization of mineral property interests and capital assets are, in part, related to Canagold's mineral reserves, the estimation of such reserves is significant to Canagold's position and results of operations.  As of the date of this annual report, Canagold has not established any reserves on its mineral property interests.

In accordance with an acceptable accounting policy under IFRS, all costs related to investments in mineral property interests are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a mineral property interest from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a mineral property interest being carried out by Canagold or its partners or when a property interest is abandoned or when the capitalized costs are not considered to be economically recoverable, the related mineral property costs are written down to the amount recoverable.  The amounts for mineral property interests as shown in Canagold's consolidated financial statements represent costs incurred to date, less write-downs and any recoveries, and are not intended to reflect present or future values.

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

The directors and senior management of Canagold as of April 28, 2026 are:

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
Sofia Bianchi (3),(4),(5) ,(7) BC, Canada	Partner and CEO of Atlante Partners (since May 2016);	Chair of Board of Directors (since July 19, 2022)
Andrew Trow (3),(4),(5) Cape Town, South Africa	Managing Director at Fresh Beverages (Pty) Ltd (since January 2015); Partner at Atlante Capital Partners (since May 2014);	Director (since July 19, 2022)

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
Carmen Letton (3),(6),(7) Australia	Managing Director at Malett Pty Ltd (since February 2022); Head of RDP and LoAP at Anglo American (from October 2018 to January 2022); Head of Open Pit Mining at Anglo American (from April 2015 to August 2018).	Director (since July 19, 2022)
Michael Doyle(6),(8) Medellin, Columbia	Chief Technical Officer of Canagold Resources Ltd (since August 2022); Partner and Vice President of Technical Services at Sun Valley Investments (since 2016);	Director and Chief Technical Officer (since August 9, 2022)
Kadri Dagdalen (6) Colorado, USA	Professor at Colorado School of Mines (since 1992); President of Optitech Engineering Solutions (since 2005)	Director (since July 19, 2022)
Catalin Kilofliski BC, Canada	Chief Executive Officer of Canagold Resources Ltd. (since August, 2022); President & CEO of Europacific Metals Inc. ( from July 2018 to July 2022) ; Director Corp Dev for TSXV Listed Tudor Gold Corp (from April 2019 to October 2020; CEO of Canagold Resources Ltd., from January 2014 to June 2018;	Chief Executive Officer (since August 3, 2022)
Garry Biles British Columbia, Canada	President and Chief Operating Officer of Canagold Resources Ltd (from June 1, 2008)	President and Chief Operating Officer (since June 1, 2008)
Chris Pharness British Columbia, Canada	VP Sustainable Development of Osisko Development Corp(from 2019 to 2023); VP Environment and Sustainability of Barkerville Goldmines Ltd (prior to 2019)	Vice-President (Sustainability and Permitting) (since January 2024)

Name and Province/State and Country of Residence	Principal Occupation and Occupation during the Past 5 Years (1)	Current Position with Canagold and Period of Service
Colm Keogh British Columbia, Canada	Vice-President (Operations) of Canagold (since March 2023)

Manager of Operations Support & Engineering / Operations Manager at Eldorado Gold Corporation (from November 2017 to June 2022)

	Mining Consultant at Druid Mining (from June 2022 to March 2023)	Vice-President (Operations) (since March 2023)
Mihai Draguleasa British Columbia, Canada	Chief Financial Officer, Corporate Secretary of Canagold Resources Ltd. (since February 2023);
	Chief Financial Officer, Corporate Secretary of Europacific Metals Inc (from November 2020 to February 2024); Chief Financial Officer, Corporate Secretary of Valhalla Metals Inc (since December 2022); Partner of Lazuli CPA Inc (since January 2020); Chief Financial Officer, Rise Gold Corp (since November 2024	Chief Financial Officer (since February 2023)
Collen Middleton British Columbia, Canada	Vice-President, Permitting and Compliance of Canagold Resources Ltd. (since October 2025); Environmental Assessment & Permitting Global Practice Area Leader, Ausenco Sustainability ULC (2024 to 2025); Project Director, Environmental Permitting (2023 to 2024); Senior Environmental Consultant, Biophysical Services Lead (2021 to 2023)	Vice-President, Permitting and Compliance (since October 2025)

(1) The information as to residence and principal occupation during the past five years is not within the knowledge of the Company and has been furnished by the respective directors and officers.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Member of Audit Committee.

(4) Member of Compensation Committee.

(5) Member of Nomination Committee.

(6) Member of Technical, Environmental, Social and Safety.

(7) Member of Investment Committee.

(8) Micheal Doyle is not an independent director as he is an executive for Sun Valley, a control entity of the Company

Andrew Bowering resigned from the Board of Directors in March 2022.

At the Company's contested Annual and Special General Meeting held on July 19, 2022, shareholders voted for the election of Sofia Bianchi, Carmen Letton, Kadri Dagdelen, Andrew Trow, and Scott Eldridge as Directors for the ensuing year.  Three other nominees originally proposed by the Company, namely Bradford Cooke, Martin Burian and Deepak Malhotra, elected to resign from the Board.

In August 2022, Scott Eldridge resigned as CEO and a Director of the Company, and Catalin Kilofliski was appointed as CEO, and Michael Doyle was nominated as a Director and who subsequently was appointed as Chief Technical Officer.

At the Company's Special General Meeting held on October 17, 2022, disinterested shareholders voted in favor for the creation of a new control person with Sun Valley Investments AG ("Sun Valley") owning more that 20% interest of the Company which allowed the closing of the flow through private placement for 4.7 million common shares, resulting in Sun Valley's ownership interest in the Company increasing from 19.40% to 23.55%. Sun Valley participated in a rights offering in December 2022 and increased its ownership in the Company to 40.06%.

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

In October 2025, Mr. Collen Middleton was appointed Vice President Permitting and Compliance.

No director or officer has any family relationship with any other director or officer.  The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of Canagold.  Officers hold office at the pleasure of the directors.

To the best of Canagold's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of Canagold's officers or directors was selected as an officer or director of Canagold, other than as disclosed in this Form 20-F.

6.B    Compensation

Statement of Executive Compensation

Canagold is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers.  The following fairly reflects all material information regarding compensation paid to Canagold's directors and officers that has been disclosed to Canagold's shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2025, the aggregate compensation incurred by Canagold to all individuals who were directors and officers, at the time of their remuneration, in all capacities as a group was $1.4 million.

The table below discloses information with respect to executive compensation paid by Canagold to its directors and officers for the fiscal year ended December 31, 2025.  The following table sets forth, for the periods indicated, the compensation of the directors and officers.

SUMMARY OF COMPENSATION

PAID TO DIRECTORS AND OFFICERS

(in terms of Canadian dollars)

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Sofia Bianchi Chairman and Director	2025 2024 2023	Nil Nil Nil	$ 70,148 $57,807 $128,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$38,000 $38,000 $38,000	$ 108,148 $95,807 $166,000
Andrew Trow Director	2025 2024 2023	Nil Nil Nil	$48,227 $39,742 $88,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$28,000 $28,000 $28,000	$76,227 $67,742 $116,000
Carmen Letton Director	2025 2024 2023	Nil Nil Nil	$48,227 $39,742 $88,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$25,000 $25,000 $25,000	$73,227 $64,742 $113,000
Kadri Dagdelen Director	2025 2024 2023	Nil Nil Nil	$48,227 $39,742 $88,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$25,000 $25,000 $25,000	$73,227 $64,742 $113,000
Catalin Kilofliski CEO	2025 2024 2023	$252,300 $242,256 $227,000	$70,875 $26,888 $126,735	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$323,175 $269,044 $353,735
Philip Yee former CFO, Vice-President, Finance and Secretary	2025 2024 2023	Nil Nil $22,652	Nil Nil Nil	Nil Nil Nil	Nil Nil NIl	Nil Nil Nil	Nil Nil Nil	Nil Nil $180,000	Nil Nil $202,652

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Garry D. Biles President and COO	2025 2024 2023	$229,701 $220,375 $212,019	Nil Nil $60,551	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$229,701 $220,375 $272,570
Troy Gil Former Vice President Exploration	2025 2024 2023	Nil Nil $103,861	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $103,861
Tim Caldwell Former Vice President Sustainability	2025 2024 2023	Nil Nil $78,726	Nil Nil $54,918	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $133,644
Knox Henderson Vice President Corporate Development	2025 2024 2023	Nil $27,000 $55,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $27,000 $55,000
Michael Doyle Chief Technical Officer and Director	2025 2024 2023	$26,250 $123,000 $70,000	$18,900 $6,790 $16,898	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$45,150 $129,790 $86,898
Colm Keogh Vice President Operations	2025 2024 2023	$231,044 $220,375 $162,282	$34,265 Nil $80,735	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$265,309 $220,375 $245,017

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Mihai Draguleasa CFO and Secretary	2025 2024 2023	$106,838 $102,500 $98,667	$14,326 Nil $28,163	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$121,164 $102,500 $126,830
Chris Pharness Vice President Sustainability and Permitting	2025 2024 2023	$213,893 $205,410 Nil	$31,500 $28,649 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$245,393 $243,059 Nil
Collen Middleton Vice President Permitting and Compliance	2025 2024 2023	$37,724 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$37,724 Nil Nil

Item 10.C provides further details of employment contracts and agreements with current and former senior officers of Canagold.

Stock Options and other share based compensation

Omnibus incentive plan

The Company has an omnibus incentive compensation plan implemented in 2023. Pursuant to the omnibus plan, at December 31, 2025, the Company currently has 3,396,570 shares listed and reserved under the plan for stock option activities, 10,000,000 shares for restricted share units grants, 5,000,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time..

A) Stock Options:

The continuity of outstanding stock options for the year ended December 31, 2025, 2024, and 2023 is as follows:

		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, December 31, 2022	2,235,000	$0.49
Cancelled and expired during 2023	(1,335,000)	$0.49
Outstanding balance, at December 31, 2023	900,000	$0.50
Expired during 2024	(40,000)	$0.30
Outstanding balance, at December 31, 2024	860,000	$0.51
Expired during 2025	(60,000)	$0.50
Outstanding balance, at December 31, 2025	800,000	$0.51

Exercise price range		$0.50 - $0.52

The following table summarizes information about stock options exercisable and outstanding at December 31, 2025:

		Weighted	Weighted
		Average	Average
Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices
(CAD$)	31-Dec-25	(Number of Years)	(CAD$)

$0.50	300,000	0.48	$0.50
$0.52	500,000	0.53	$0.52
	800,000	0.50	$0.51

No stock options were granted during the years ended December 31, 2025, 2024, and 2023. As a result of no grants, no stock  options related share based compensation was recorded for these years.

B) Share units:

i) Performance share units

No performance share units (PSUs) were granted during the years ended December 31, 2025, 2024 and 2023. Total PSUs available for granting are 1,000,000.

ii) Restricted share units

There are 9,412,503 restricted share units ("RSUs") available for granting under the Omnibus plan as at December 31, 2025.

459, 096 RSUs were granted to the officers of the Company during the year ended December 31, 2025. The share price on grant date was CAD $0.38. These RSUs vest over a period of one year. During the year ended December 31, 2025, 490,635 vested RSUs were converted to common shares and 58,484 RSUs were cancelled.

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

For accounting purposes, the Company amortizes the share-based compensation expense over the vesting period. The Company recognized a share-based compensation expense of $146,000 for the year ended December 31, 2025 (2024 - $108,347 and 2023 - $152,069).

Balance December 31, 2022	-
RSUs granted	1,600,000
Balance December 31, 2023	1,600,000
RSUs granted	222,598
RSUs vested and converted to shares	(906,302)
RSUs cancelled	(238,776)
Balance December 31,2024	677,520
RSUs granted	459,096
RSUs vested and converted to shares	(490,635)
RSUs cancelled	(58,484)
Balance December 31, 2025	587,497

iii) Deferred share units

There are 2,392,063 available deferred share units ("DSUs") under the Omnibus plan as at December 31, 2025.

438,425 DSUs were granted to the directors of the Company during the year ended December 31, 2025 (share price on grant date was CAD $0.49).

632,257 DSUs were granted to the directors of the Company during the year ended December 31, 2024 (share price on grant date was CAD $0.30).

1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023 (share price on grant date was CAD $0.23).

These granted DSUs vested immediately, the Company accounts initially, based on the share price of the Company on the grant date, for a share-based compensation expense of and a corresponding share-based compensation liability. At each period end, the Company revalues the value of the outstanding DSUs to current market share price of the Company and adjusts accordingly the share based compensation and deferred compensation liability.  For the year ended December 31, 2025 the Company recognized a share based compensation of $405,000 (December 31, 2024 - $207,844 December 31, 2023 - $244,000) in connection with DSUs grants and revaluation of the outstanding DSUs to market value.

The following is the DSUs continuity schedule as of December 31, 2025:

	DSUs outstanding	Deferred compensation liability at year end
Balance December 31, 2022	-	-
DSUs granted in 2023	1,537,255	-
Balance December 31, 2023	1,537,255	244,000
DSUs granted in 2024	632,257
Balance December 31, 2024	2,169,512	422,000
DSUs granted in 2025	438,425
Balance December 31, 2025	2,607,937	856,000

There were no conversions of DSUs to shares or cancelation of DSUs during the years ended December 31, 2025 2024, and 2023.

At the discretion of the directors, certain option grants provide the holder with the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Pension Plan

Canagold does not have any pension plan arrangements in place.

Report on Executive Compensation

Canagold's executive compensation program is administered by the Compensation Committee on behalf the board of directors (the "Board").

Compensation of Directors

During the fiscal year ended December 31, 2023, Canagold incurred the following director fees in Canadian dollars:

Andrew Trow - $28,000

Kadri Dagdelen - $25,000

Sofia Bianchi - $38,000

Carmen Letton - $25,000

During the fiscal year ended December 31, 2024, Canagold incurred the following director fees in Canadian dollars:

Andrew Trow - $28,000

Kadri Dagdelen - $25,000

Sofia Bianchi - $38,000

Carmen Letton - $25,000

During the fiscal year ended December 31, 2025, Canagold incurred the following director fees in Canadian dollars:

Andrew Trow - $28,000

Kadri Dagdelen - $25,000

Sofia Bianchi - $38,000

Carmen Letton - $25,000

Executive Compensation Program

Canagold's executive compensation program is based on a pay for performance philosophy.  The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of Canagold, thereby enabling Canagold to compete for and retain executives critical to Canagold's long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

Compensation for directors and officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation program named the Omnibus Plan  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

No funds were set aside or accrued by Canagold or its subsidiaries during the year ended December 31, 2025 to provide pension, retirement or similar benefits for directors or officers of Canagold pursuant to any existing plan provided or contributed to by Canagold or its subsidiaries under applicable Canadian laws.

Base Salary

The Board approves ranges for base salaries for executive employees of Canagold based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to Canagold.

Canagold's Chief Executive Officer prepares recommendations for the Compensation Committee which are then presented to the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO's recommendations for base salaries for the senior executive officers, including the Chief Executive Officer, President and Chief Operating Officer, Chief Technical Officer, Chief Financial Officer, and Vice Presidents (Operations, Sustainability and Permitting, and Corporate Development ), are then submitted for approval by the Board from the Compensation Committee.

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

Directors' and Officers' Liability Insurance

From 2023 to 2025, Canagold maintains its directors and officers liability insurance coverage of CAD$10 million.

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

The Board of Directors

The Board currently consists of five directors, of which four directors ( Sofia Bianchi, Andrew Trow, Carmen Letton, and Kadri Dagdelen) are currently "independent" in the context of the Policy.  Mike Doyle is not an independent director because he is an officer of the Company (Chief Technical Officer) and Executive of Sun Valley.

Directors are elected at Canagold's annual general meeting and are re-elected for the ensuing year.

The number of years which each director has served is as follows:

Director	Period of Service (Number of Years)
Sofia Bianchi	4
Andrew Trow	4
Carmen Letton	4
Kadri Dagdelen	4
Mike Doyle	4

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

Every year, Canagold has held board meetings at least quarterly and at which the majority, if not all, Board members have attended, either in person or by audio or video conference call, during the time in which they were directors of Canagold.

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of Canagold.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of Canagold.  The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of Canagold;

  identification and management of the principal risks associated with the business of Canagold;

  planning for succession of management;

  Canagold's policies regarding communications with its shareholders and others;  and the integrity of the internal controls and management information systems of Canagold.

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

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors.  The appointment of a new director is a relatively infrequent event in Canagold's affairs, and each situation is addressed on its merits on a case-by-case basis.  Canagold has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of Canagold.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant.  The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

Canagold has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to Canagold's Annual Information Form dated March 31, 2026.

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

Compensation

Taking into account Canagold's present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

In 2025, the Compensation Committee approved for independent Board members to receive the following annual compensation in Canadian dollars:

Chair of Board - $32,000

Director - $22,000

Audit committee chair: $6,000

Other committee chair: $3,000

Audit Committee

The Audit Committee is comprised of:

Chairman: Andrew Trow

Members: Sofia Bianchi, Carmen Letton

The mandate of the Audit Committee is as follows:

The Audit Committee will assist the Board of Directors (the "Board") of Canagold in fulfilling its oversight responsibilities.  The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and Canagold's process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below.  In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as Canagold's business, operations and risks.

In carrying out its oversight responsibilities, the Audit Committee will:

(a) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

(b) Review with Canagold's management and, as necessary, its external auditors and recommend to the Board Canagold's quarterly and annual financial statements and management discussion and analysis that is to be provided to shareholders, stakeholders and the appropriate regulatory authorities, including any financial statement contained in a prospectus, information circular, registration statement or other similar document.

(c) Review Canagold's management annual and interim earnings press release before any public disclosure.

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

(h) Review with Canagold's management and external auditors Canagold's accounting and financial reporting controls.  Obtain annually in writing from the external auditors their observations, if any, on significant weaknesses in internal controls as noted in the course of the auditor's work.

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

(k) Review with Canagold's management and external auditors significant accounting and reporting principles, practices and procedures applied by Canagold in preparing its financial statements.  Discuss with the external auditors their judgment about the quality of the accounting principles used in financial reporting.

(l) Inquire as to the independence of the external auditors and obtain from the external auditors, at least annually, a formal written statement delineating all relationships between Canagold and the external auditors and the compensation paid to the external auditors.

(m) At the completion of the annual audit, review with management and the external auditors the following:

i. The annual financial statements and related notes and financial information to be included in Canagold's annual report to shareholders.

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

iv. Inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would cause them to issue a not standard report on Canagold's financial statements.

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

(p) Be satisfied that adequate procedures are in place for the review of Canagold's disclosure of financial information extracted or derived from Canagold's financial statements, and periodically assess the adequacy of those procedures.

(q) Review and approve Canagold's hiring of partners, employees and former partners and employees of the present and past auditors.

(r) Review with management and the external auditors the methods used to establish and monitor Canagold's policies with respect to unethical or illegal activities by Canagold employees that may have a material impact in the financial statements.

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

(t) The Committee will, if required, prepare a report for the inclusion on Canagold's proxy statement for its annual meeting of stockholders describing the Committee's structure, its members and their experience and education.  The report will address all issues then required by the rules of the regulatory authorities.

Other Board Committees

In addition to the audit committee, the Company has the following committees:

Committee	Members	Mandate
Governance & Nomination	Sofia Bianchi (Chair) Andrew Trow	The Governance Committee oversees corporate disclosure practices and ensures implementation and adherence to the Company's disclosure policy. The Disclosure Committee's responsibilities include:
  maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;
  developing and implementing procedures to regularly review public disclosures;
  update and correct corporate disclosure information, including information on the Internet website;
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

Committee	Members	Mandate
Compensation	Sofia Bianchi (Chair) Andrew Trow	The Compensation Committee shall advise and make recommendations to the Board of Directors in its oversight role with respect to Canagold's strategy, policies and programs on the compensation and development of senior management and directors.
Technical & Investment	Kadri Dagdelen Carmen Letton (Chair) Sofia Bianchi Carmen Letton Kadri Dagdelen Mike Doyle	The Technical Committee is to provide technical expertise and advice to the Board of Directors with respect to strategies, opportunities, challenges, proposals, programs and budgets for mineral property acquisition, exploration, development and disposition.

The Investment Committee shall oversee and instruct the management with respect to the strategic investment of up to CAD$1,000,000 of Canagold's funds (the "Funds") to purchase the securities of other entities for investment purposes.
ESS and OHS Investment	Carmen Letton (Chair) Andrew Trow Kadri Dagdelen Mike Doyle Sofia Bianchi	The function of the Environmental, Social and Sustainability ("ESS") and Occupational Health and Safety("OH&S") Committee is to provide guidance
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

6.D    Employees

Canagold's business is administered principally from its head office in Vancouver, British Columbia, Canada.  As of April 25, 2026, Canagold had a staff of four full-time employees and one part-time employees based in Vancouver, BC, Canada.

6.E    Share Ownership

As at April 25, 2026, the approximate share ownership and number of stock options and RSUs and DSUs of the directors and officers of Canagold are as follows:

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Sofia Bianchi Chair and Director	Nil	0.00%	Nil	N/A	N/A
Andrew Trow Director	Nil	0.00%	Nil	N/A	N/A
Carmen Letton Director	Nil	0.00%	Nil	N/A	N/A
Kadri Dagdelen Director	Nil	0.00%	Nil	N/A	N/A
Mike Doyle Director	145,609	0.07%	Nil	N/A	N/A
Catalin Kilofliski Chief Executive Officer	Nil	Nil	Nil	N/A	N/A

	Share Ownership		Number of Stock Options
Name and Principal Position	Number of Shares	Percentage (1)	Number of Underlying Security (2)	Exercise Prices per Share (CAD$)	Expiry Dates
Garry Biles President and Chief Operating Officer	525,654	0.25%
			300,000	$0.50	June 24, 2026

Mihai Draguleasa Chief Financial Officer and Secretary	158,718	0.07%	Nil	N/A	N/A
Colm Keogh Vice-President (Operations)	132,286	0.06%	Nil	N/A	N/A
Chris Pharness Vice-President (Sustainability and Permitting)	178,244	0.08%	Nil	N/A	N/A
Collen Middleton Vice-President (Sustainability and Permitting)	Nil	0.00%	Nil	N/A	N/A

(1) As at April 25, 2026 Canagold had 213,949,766 common shares issued and outstanding.

(2) Common shares.

As at April 25, 2026, approximately 1,140,511 common shares of Canagold were beneficially owned, directly or indirectly, by the directors and executives, as a group, representing 0.53% of Canagold's issued and outstanding voting securities (213,949,766 common shares).

RSU ownership as of April 25, 2026

Catalin Kilofliski	128,294
Colm Keogh	81,728
Garry Biles	85,143
Mihai Draguleasa	28,510
Mike Doyle	34,212
Chris Pharness	57,020
Collen Middleton	47,221

DSU ownership as of April 25, 2026

Sofia Bianchi	851,572
Andrew Trow	585,455
Carmen Letton	585,455
Kadri Dagdelen	585,455

In June 2018, Canagold again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of Canagold representing approximately up to 5% of its issued and outstanding common shares at that time.  The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid was completed.  The actual number of common shares purchased under the bid and the timing of any such purchases was at Canagold's discretion.  Purchases under the bid shall not exceed 23,893 common shares per day.  Canagold paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by Canagold were cancelled.  During the term of the normal course issuer bid, Canagold purchased an aggregate of 438,000 common shares for an aggregate purchase price of CAD$20,595, resulting in an average price of CAD$0.05 per share;  these shares have been returned to treasury and accordingly cancelled.

At the Company's Special General Meeting held on October 17, 2022, disinterested shareholders voted in favor for the creation of a new control person with Sun Valley owning more that 20% interest of the Company which allowed the closing of the flow through private placement for 4.7 million common shares, resulting in Sun Valley's ownership interest in the Company increasing from 19.40% to 23.55%. Sun Valley participated in a rights offering in December 2022 and increased its ownership in the Company to 40.06%. Michael Doyle is a Partner and Vice President of Technical Services for Sun Valley and, as of August 9, 2022, is a director of Canagold. Sun Valley and its beneficial owners, do not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canagold, to the best of Canagold's knowledge, except as disclosed in this 20-F. As of April 25, 2026, Sun Valley owns 48.25% of Canagold.

All of Canagold's shareholders have the same voting rights.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major Shareholders

To the best of Canagold's knowledge, Canagold is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly.  There are no arrangements, known to Canagold, the operation of which may at a subsequent date result in a change in its control.

As of April 25, 2026, SunValley owned 103,226,102 common shares for an 48.25% interest. SunValley does not exert control over Canagold nor over its Board of Directors. Sun Valley is not, directly or indirectly, actively involved in the operations of Canagold, and do not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect Canagold or any of its subsidiaries, to the best of Canagold's knowledge, except as disclosed in this Form 20-F.

Control by Another Corporation, Foreign Government or Other Persons

To the best of Canagold's knowledge, Canagold is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

Change of Control

As of the date of this Form 20-F being April 30, 2026, there is no arrangement known to Canagold which may at a subsequent date result in a change of control of Canagold.

7.B    Related Party Transactions

For the fiscal year ended December 31, 2025 Canagold had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2025, 2024 and 2023:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2025	2024	2023	2025	2024

Key management compensation:
Executive salaries and remuneration (1)	$785	$833	$803	$(11)	$(13)
Severance	-	-	73	-	-
Directors fees	83	85	86	(42)	(27)
Share-based payments	551	316	391	-	-
	$1,419	$1,234	$1,353	$(53)	$(40)

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

As of December 31, 2025, Sun Valley Investments AG ("Sun Valley") owned 48% common shares of the Company.  During the year ended December 31, 2025, the Company received from and provided to Sun Valley corporate and technical related services. The Company incurred $24,000 (2024 - $112,000) in expenses and charged $54,000 (2024 - $40,000) to Sun Valley for services and reimbursements. The 2024 and 2025 amounts are outstanding at year end December 31, 2025, for a net amount of $42,000 due to Sun Valley.

Items 4.A, 5.B, and 6.E provide further details of Canagold's normal course issuer bid.

Compensation to Directors and Senior Officers and Options to Purchase Securities

Item 6 provides further details of compensation paid to, and options granted to and held by, directors and senior officers of Canagold.

Indebtedness of Directors and Senior Officers

At any time during Canagold's last completed financial year, no director, executive officer or senior officer of Canagold, proposed management nominee for election as a director of Canagold or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to Canagold or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Canagold or any of its subsidiaries, other than routine indebtedness and other than as disclosed in Canagold's audited financial statements and in the Form 20-F.

Interest of Insiders in Material Transactions

Other than as set forth below and in the Form 20-F and in Canagold's audited financial statements and other than transactions carried out in the ordinary course of business of Canagold or any of its subsidiaries, none of the directors or senior officers of Canagold, a proposed management nominee for election as a director of Canagold, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of Canagold nor an associate or affiliate of any of the foregoing persons had since January 1, 2025 (being the commencement of Canagold's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect Canagold or any of its subsidiaries, to the best of Canagold's knowledge.

Canagold's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which Canagold may participate, the directors of Canagold may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

7.C    Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    Consolidated Statements and Other Financial Information

Canagold's audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Consolidated financial statements audited by an independent registered public accounting firm and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a) Consolidated Statements of Financial Position as of December 31, 2025 and 2024;

(b) Consolidated Statements of Comprehensive Loss for each of the years ended December 31, 2025, 2024 and 2023;

(c) Consolidated Statements of Changes in Shareholders' Equity for each of the years ended December 31, 2025, 2024 and 2023;

(d) Consolidated Statements of Cash Flows for each of the years ended December 31, 2025, 2024 and 2023;  and

(e) Notes to the consolidated financial statements.

Canagold is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on Canagold's financial position or profitability, including governmental proceedings pending or known to be contemplated other than as disclosed in Canagold's continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

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

Notwithstanding anything contained in Canagold's Articles of Incorporation, the Directors may from time to time capitalize any undistributed surplus on hand of Canagold and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of Canagold as a dividend representing such undistributed surplus on hand or any part thereof.

Legal Proceedings

Canagold is not involved in any legal or arbitration proceedings which have, or may have had in the recent past, significant effects on Canagold's financial position or profitability other than as disclosed in Canagold's continuous disclosure documents, regulatory filings, Form 20-F and consolidated financial statements for the years then ended.

8.B    Significant Changes

There has been no significant change in the financial condition of Canagold since December 31, 2025 other than as disclosed in this Form 20-F and in Canagold's continuous disclosure documents.

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and Listing Details

Canagold's common shares are traded on the TSX in Canada under the symbol "CCM".

In the United States, Canagold's common shares are quoted for trading on the Over-the-Counter Bulletin Board through March 19, 2015 and since that date on the OTCQB Marketplace under the symbol "CRCUF".

In relation to the OTCBB and OTCQB, any quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

9.B    Plan of Distribution

Not applicable.

9.C    Markets

Since November 2, 1994, Canagold's common shares have traded on the TSX.  From March 16, 1988 to June 2, 1995 and from September 1996 to February 12, 1999, Canagold's common shares traded on the Vancouver Stock Exchange ("VSE") (the VSE merged with the Alberta Stock Exchange in 2000, which became known as the Canadian Venture Exchange, and then the TSX acquired the Canadian Venture Exchange to form the TSX Venture Exchange).  In February 1997, Canagold was listed for trading on the Berlin Stock Exchanges and has since voluntarily delisted from the exchange.  On August 3, 1998, Canagold was listed on the Frankfurt Exchange.  Management of Canagold is not aware of any trading market for Canagold's common shares in the United States apart from the United States OTC Bulletin Board, on which Canagold is quoted under the symbol CRCUF;  on March 19, 2015, Canagold's common shares continued to be quoted on the OTCQB Marketplace.

9.D    Selling Shareholders

Not applicable.

9.E    Dilution

Not applicable.

9.F    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    Share Capital

Not applicable.

10.B    Notice of Articles and Articles of Association

1. Canagold was incorporated under the laws of British Columbia on January 22, 1987 under the name, "Canagold Resource Corp." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  At Canagold's annual and extraordinary general meeting held in May 2005, the shareholders approved the Notice of Articles be altered to remove the application of the "Pre-Existing Company Provisions" as set forth in Table 3 of the Business Corporations Regulations under the B.C. Business Corporations Act, S.B.C. 2002 (the "BCBCA") and the replacement of the Articles with a new set of Articles which comply with the BCBCA.  Canagold no longer has a Memorandum, which has been replaced by, in part, its Notice of Articles.

Canagold's Memorandum and Articles do not provide for any specific objects or purposes.

2. Set forth below is a summary of provisions contained in Canagold's Articles with respect to:

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

4. The rights of holders of common shares may not be modified other than by vote of 2/3 of the common shares voting on such modification.  The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.  Due to the quorum requirements, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of Canagold.  Notwithstanding the foregoing, at the annual general meeting of shareholders of Canagold held on June 2, 2017, the shareholders of Canagold approved an amendment to Canagold's articles to allow the directors of Canagold to approve, subject to the BCBCA, by directors' resolution the alteration in certain respects of the authorized share capital of Canagold.  Pursuant to the amended articles, among other things, the directors of Canagold may approve by directors' resolution the creation of new classes of shares, and the subdivision or consolidation of outstanding classes of shares.

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

7. There are no provisions in Canagold's Articles that would have an effect on delaying, deferring or preventing a change of control other than that Canagold may remove any director before the expiration of his or her term of office only by way of special resolution.

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

27. Changes to Canagold's capital structure may be effected by ordinary resolution or a directors' resolution, subject to the BCBCA.

(a) The following changes may be made by ordinary resolution or directors' resolution, as determined by the board of directors:

• creating or cancelling one or more classes or series of shares;

• changing the maximum number of shares that Canagold is authorized to issue;

• consolidating or subdividing all or any of Canagold's issued or unissued shares;

• altering the share capital and authorized capital structure, where permitted by the BCBCA;  and

(b) The creation or removal of special rights and restrictions attaching to any class or series of shares may only be approved by special or ordinary resolution.

28. Canagold's name may be changed by ordinary resolution or resolution of the directors.

29. The removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

30. The remuneration of the auditor of Canagold may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

31. A director of Canagold may be removed as a director of Canagold before the expiration of the director's term of office pursuant to an ordinary resolution of the shareholders.

For further information, refer to the full text of the Notice of Articles and Articles of Canagold, which are available online at https://www.sedarplus.ca/ as part of Canagold's publicly available filings under the heading "Other", as filed on July 10, 2023.

10.C    Material Contracts

For the officers of the Company the are contracts in place with the CEO, Catalin Kilofliski, Garry Biles, President, Colm Keogh, VP Operations, Chris Pharness, VP Sustainability and Permitting, Mike Doyle, Chief Technical Officer and Collen Middleton, Vice President Permitting and Compliance. The agreement with Catalin Kilosliski contains a change in control termination clause (with certain exceptions) that entitles Mr. Kilofliski with the equivalent of a 12 months compensation, approximately CAD$250,000, providing the Mr. Kilofliski terminates the Consulting Agreement within 90 days following a change in control.  In the event of a resignation or termination within 6 months of a change in control, Mr. Biles is entitled to receive approximately CAD$450,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Biles within the 12-month period prior to the time of termination.

For the three years immediately preceding April 25, 2026, there were no other material contracts entered into, other than contracts entered into in the ordinary course of business, to which Canagold or any member of the group was a party, and other than as disclosed in this Form 20-F and in its continuous disclosure filings.  For a description of those contracts entered into in the ordinary course of business refer to Items 4.A and 4.D.

10.D    Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Canagold's common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of Canagold) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

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

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Canagold's Common Shares.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Canagold's Common Shares that is for U.S. federal income tax purposes:

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own  (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company may be be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test").  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a ''Subsidiary PFIC''), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any "excess distribution" received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares.  If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  Provided that the Common Shares are "regularly traded" as described in the preceding sentence, the Common Shares are expected to be marketable stock.  However, each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).  Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market  Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return.  A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares.  (See "Sale or Other Taxable Disposition of Common Shares" below).  However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction."  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of.  A U.S. Holder's tax basis in Common Shares generally will be such holder's U.S. dollar cost for such Common Shares.  Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances.  Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

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

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Canagold for a shareholder of Canagold who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Canagold as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act").  This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in Canagold is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Canagold had increased by reason of the payment of such dividend.  Canagold will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on Canagold's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report on Form 20-F has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report on Form 20-F (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information).  Requests for such copies should be directed to us at the following address: Suite #1250 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  Canagold is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

10.I    Subsidiary Information

Not applicable.

10.J    Annual Report to Security Holders

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Canagold's audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Quantitative and qualitative disclosures about market risk are provided in Canagold's audited consolidated financial statements for the year ended December 31, 2025 and the notes thereto.

Item 3.D provides information concerning risk factors.

Management of Capital

Canagold is an exploration stage company and this involves a high degree of risk.  Canagold has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  Canagold's primary source of funds comes from the issuance of share capital and proceeds from debt.  The Company has generated cash inflows from the disposition of marketable securities Canagold is not subject to any externally imposed capital requirements.

Canagold defines its capital as debt and share capital.  Capital requirements are driven by Canagold's exploration activities on its mineral property interests.  To effectively manage Canagold's capital requirements, Canagold has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  Canagold monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

Canagold has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet Canagold's short-term obligations while maximizing liquidity and returns of unused capital.

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

There were no changes in Canagold's approach to capital management during the year ended December 31, 2025.

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

The fair values of Canagold's receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  Cash and certain marketable securities are measured at fair values using Level 1 inputs.  Other marketable securities are measured using Level 3 of the fair value hierarchy.  Deferred royalty and lease liabilities are measured using Level 2 inputs.

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

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company's maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  As at December 31, 2025, the Company had a working capital deficit (current assets less current liabilities) of $232,000 (December 31, 2024 - surplus of $151,000). The Company has sufficient funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2026.

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company's mineral property interests and operations are in Canada.  Most of its operating expenses are incurred in Canadian dollars.  Fluctuations in the Canadian dollar would affect the Company's consolidated statements comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	December 31,
	2025	2024

Cash	$797	$589
Marketable securities	16	218
Receivables and prepaids	173	247
Accounts payable and accrued liabilities	(1,129)	(828)
Lease liability	(102)	(150)
Deferred compensation liability	(856)	(422)

Net financial assets (liabilities)	$(1,101)	$(346)

Based upon the above net exposure as at December 31, 2025 and assuming all other variables remain constant, a 10% (2024 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $110,000 (2024 - $35,000) in the cumulative translation adjustment in the Company's shareholders' equity.

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

The Company's other price risk includes equity price risk, whereby investments in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL.  There is no separately quoted market value for the Company's investments in the shares of certain investments.

As certain of the Company's marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company's marketable securities. Based upon the net exposure as at December 31, 2025 and assuming all other variables remain constant, a net increase or decrease of 10% in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $1,600 (2024 - $22,000).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. - D.

Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D

None.

14.E    Use of Proceeds

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of Canagold's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of Canagold's disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, Canagold's disclosure controls and procedures were adequately designed and effective to give reasonable assurance that: (i) information required to be disclosed by Canagold in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms;  and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to Canagold's management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

B. Management's Report on Internal Control over Financial Reporting

Canagold's management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Canagold have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  Canagold's controls include policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Canagold;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Canagold's assets that could have a material effect on the annual financial statements or interim financial statements;  and

- statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting.

Management conducted an evaluation of the design and operation of Canagold's internal control over financial reporting as of December 31, 2025 based on the criteria in a framework developed by Canagold's management pursuant to and in compliance with the SEC's Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework).  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based upon its assessment, management, including Canagold's Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2025, Canagold's internal control over financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our independent registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002, as amended, which provides that issuers that are not an "accelerated filer" or "large accelerated filer" are exempt from the requirement to provide an auditor attestation report.

D. Changes in Internal Controls over Financial Reporting

There were no changes in Canagold's internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect Canagold's internal control over financial reporting.

ITEM 16.    [RESERVED]

16A.    Audit Committee Financial Expert

Canagold's Board of Directors has determined that Mr. Andrew Trow qualifies as an audit committee financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American Company Guide).

16B.    Code of Ethics

Canagold has adopted a formal written code of ethics as posted on its website at https://www.canagoldresources.com/_resources/governance/Code-of-Ethics.pdf?v=0.752.

Directors, including the director/employee of Canagold, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of Canagold.  Also, Canagold's legal counsel is available to the management of Canagold to provide a high standard of due care in the activities of Canagold and to provide guidance when needed.

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

During the fiscal year ended December 31, 2025, Canagold did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

16.C    Principal Accountant Fees and Services

The following table discloses accounting fees and services of Canagold:

(Stated in terms of Canadian dollars)

Financial Year End	Audit (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2025	CAD$75,000	$Nil	CAD$6,000	Nil
December 31, 2024	CAD$90,000	$Nil	CAD$6,000	Nil

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

16.E    Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

16.F    Change in Company's Certifying Accountant

None.

16.G    Corporate Governance

Not applicable.

16.H    Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act").  During the year ended December 31, 2025, Canagold had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

16I.  Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

16J.  Insider Trading Policies

Not applicable.

16K.  Cybersecurity

To Canagold's knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. Canagold has implemented ongoing policies, controls and practices to manage and safeguard Canagold and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. In particular, a third party IT firm with required expertise has been engaged to monitor and manage the Company's IT infrastructure. The Audit and Risk Committee is also actively engaged in the ongoing discussion and governmence of this critical area of the business.

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

The following financial statements and related schedules are included in this Item:

Financial Statements
1.1	Report of Independent Registered Public Accounting Firm dated March 31, 2026	100-101
1.2	Consolidated statements of financial position as at December 31, 2025 and 2024 together with the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the years ended December 31, 2025, 2024, and 2023.	102-106

ITEM 19.    EXHIBITS

Exhibits
Exhibit #	Description
1-1	Notice of Articles and Articles (Business Corporations Act of British Columbia)
1-2	Shareholders Right Plan dated April 30, 2005, previously filed as Exhibit 2.2 in the Form 20-F with the SEC on July 12, 2005 and incorporated herein by reference
2-1	Description of Registered Securities
8-1	List of Material Subsidiaries
12-1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Catalin Kilofliski)
12-2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Mihai Draguleasa)
13-1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Catalin Kilofliski)
13-2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Mihai Draguleasa)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Canagold hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of April 30, 2026.

CANAGOLD RESOURCES LTD.

Per:

/s/    Catalin Kilofliski
_______________________________________________________

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2025, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Canagold Resources Ltd.

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (the “Company”), as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2025, 2024, and 2023 and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024, and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Assessment of Impairment Indicators of Mineral Property

As described in Note 7 to the financial statements, the carrying amount of the Company’s mineral property interests was $37,282,000 as of December 31, 2025. As more fully described in Notes 2 and 3 to the financial statements, management assesses its mineral property interest for indicators of impairment at each reporting period or when events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Obtaining and assessing management’s impairment analysis.

  Evaluating the intent for the mineral property through discussion and communication with management.
  Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.
  Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the mineral property interest are in good standing.

We have served as the Company’s auditor since 2023.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

March 31, 2026

CANAGOLD RESOURCES LTD. Consolidated Statements of Financial Position (expressed in thousands of United States dollars)

		December 31,
	Notes	2025	2024

ASSETS

CURRENT ASSETS
Cash		$820	$676
Marketable securities	6	16	218
Receivables and prepaids	15	175	247
Total Current Assets		1,011	1,141

NON-CURRENT ASSETS
Mineral property interests	7	37,282	31,300
Mineral property deposits		1	107
Equipment	8	129	197
Total Non-Current Assets		37,412	31,604
Total Assets		$38,423	$32,745

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$1,129	$928
Flow through premium liability	9(a)	52	-
Lease liability, current	9(c)	62	62
Total Current Liabilities		1,243	990

LONG TERM LIABILITIES
Deferred compensation liability	10(c)	856	422
Lease liability, long term	9(c)	40	88
Deferred income tax liability	15	2,311	1,265
Total Long Term Liabilities		3,207	1,775
Total Liabilities		4,450	2,765

SHAREHOLDERS' EQUITY
Share capital	10(b)	96,659	91,688
Reserve for share-based payments		635	593
Accumulated other comprehensive loss		(4,109)	(5,669)
Deficit		(59,212)	(56,632)
Total Shareholders' Equity		33,973	29,980
Total Liabilities and Shareholders' Equity		$38,423	$32,745

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

Commitment (Note 14)

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow
Director	Director

CANAGOLD RESOURCES LTD. Consolidated Statements of Comprehensive Loss (expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2025	2024	2023

Expenses:
Amortization	8	$76	$81	$89
Corporate development	11 and 12	127	126	152
Employee and director remuneration	12	451	475	598
General and administrative	11	478	458	403
Share-based payments	10(c) and 12	551	316	391

Operating loss		(1,683)	(1,456)	(1,633)
Interest and other income		38	148	65
Foreign exchange (loss) gain		(19)	71	36
Change in fair value of marketable securities	6	(97)	(143)	(364)
Gain on sale of long term investments	7(b)(i)	-	-	738
Impairment of mineral property interest	7(a)(ii) and 7(b)(ii)	-	-	(1,898)
Mineral property option income	7(a) and (b)	12	12	12
Interest and finance charges	9(b) and 9(c)	(9)	(12)	(38)

Net loss before income tax		(1,758)	(1,380)	(3,082)

Income tax recovery	9(a)	148	258	32
Deferred income tax expense	15(a)	(983)	-	-

Net loss for the year		(2,593)	(1,122)	(3,050)

Other comprehensive income (loss):
Item that will or may be reclassified to profit or loss:
Foreign currency translation adjustment		1,560	(2,499)	820

Comprehensive loss for the year		$(1,033)	$(3,621)	$(2,230)

Basic and diluted loss per share		$(0.01)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding - Basic and Diluted		186,021,413	170,349,397	145,864,736

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD. Consolidated Statements of Changes in Shareholders’ Equity (expressed in thousands of United States dollars, except per share amounts)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2022	136,889,394	85,465	815	(3,990)	(52,777)	29,513
Private placement	21,000,000	3,315	-	-	-	3,315
Share issuance expense	-	(12)	-	-	-	(12)
Share based payments	-	-	152	-	-	152
Cancellation and expiration of stock options	-	-	(311)	-	311	-
Comprehensive income (loss) for the year	-	-	-	820	(3,050)	(2,230)
Balance, December 31, 2023	157,889,394	88,768	656	(3,170)	(55,516)	30,738
Private placement	15,700,000	2,781	-	-	-	2,781
Conversion of RSUs to shares	906,302	165	(165)	-	-	-
Share issuance expense	-	(26)	-	-	-	(26)
Share based payments	-	-	108	-	-	108
Expiration of stock options	-	-	(6)	-	6	-
Comprehensive loss for the year	-	-	-	(2,499)	(1,122)	(3,621)
Balance, December 31, 2024	174,495,696	$91,688	$593	$(5,669)	$(56,632)	$29,980
Private placement	18,979,368	4,921	-	-	-	4,921
Conversion of RSUs to shares	490,635	91	(91)	-	-	0
Share issuance expense	-	(41)	-	-	-	(41)
Share based payments	-	-	146	-	-	146
Expiration of stock options	-	-	(13)	-	13	-
Comprehensive loss for the year	-	-	-	1,560	(2,593)	(1,033)
Balance, December 31, 2025	193,965,699	$96,659	$635	$(4,109)	$(59,212)	$33,973

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2025	2024	2023

Cash provided from (used by):

Operations:
Net loss		$(2,593)	$(1,122)	$(3,050)
Items not involving cash:
Accrued interest	9(c)	9	12	38
Amortization	8	76	81	89
Share-based payments		551	316	391
Change in fair value of marketable securities		97	143	364
Income tax recovery	9(a)	(148)	(258)	(34)
Deferred tax expense	15(a)	983	-	-
Gain on long term investment		-	-	(738)
Write-off of mineral property interest	7(a)(ii) and 7(b)(ii)	-	-	1,898
Unrealized foreign exchange cash		-	-	(32)
		(1,025)	(828)	(1,074)
Changes in non-cash working capital items:
Receivables and prepaids		195	662	221
Accounts payable and accrued liabilities		13	(198)	(880)
Net cash used by operating activities		(817)	(364)	(1,733)

Financing:
Issuance of common shares, net of share issuance costs		5,079	3,016	3,303
Lease payments		(62)	(62)	(63)
Cash provided from financing activities		5,017	2,954	3,240

Investing:
Proceeds from disposition of marketable securities		111	1,110	159
Sale of long term investments		-	-	1,600
Expenditures for mineral properties, net of recoveries		(4,276)	(5,670)	(4,542)
Expenditures for leasehold improvements and equipment		-	-	(5)
Cash used by investing activities		(4,165)	(4,560)	(2,788)

Unrealized foreign exchange gain (loss) on cash		109	(165)	267

(Decrease) increase in cash		143	(2,135)	(1,014)
Cash, beginning of year		676	2,811	3,825

Cash and cash equivalents, end of year		$820	$676	$2,811

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars)

		Years ended December 31,
		2025	2024	2023
Non-cash financing and investing activities:

Fair value of marketable securities received from option on mineral property interests	$		$-	$1,192
Expiration of stock options		13	6	311
Conversion of RSUs to shares		91	165	-
Mineral property costs included in accounts payable		915	783	498
Income taxes paid		5	36	-
Interest paid		-	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025, 2024 and 2023

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1. Nature of Operations and Going Concern

Canagold Resources Ltd. (the "Company"), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company's registered office is #1500 - 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7 and its principal place of business is #1250 - 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $2.6 million in 2025 (2024 - $1.1 million, 2023 - $3.1 million) and has a deficit of $59.2 million as at December 31, 2025 (2024 - $56.6 million). In addition, the Company has negative cash flows from operations.  These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management's plans will be successful. These matters indicate the existence of material uncertainties that may cast substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

(b) Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company's Board of Directors on March 31, 2026.

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

(d) Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation    (continued)

(d) Functional currency and presentation currency:    (continued)

• Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;

• Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;

• Shareholders' equity items at historical exchange rates; and

• Revenue and expense items at the rate of exchange on the transaction date.

The Company's presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company's presentation currency are recorded as a cumulative translation adjustment in other comprehensive income (loss), which is included in accumulated other comprehensive loss.

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

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation    (continued)

(e) Critical accounting estimates and judgments:    (continued)

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. The Company is also entitled to refundable mining tax credits on qualified resource expenditures incurred in Canada. Differences in judgment between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company's required expenditures not being fulfilled or refundable tax credits not being recoverable. The Company accrues for refundable mining tax credits when management is reasonably assured that the amount is collectable.

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

(a) Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including New Polaris Gold Mines Ltd. (Canada), AIM U.S Holdings Corporation (USA), American Innovative Minerals LLC ("AIM") (USA), Fondaway LLC (USA), and Canarc (Barbados) Mining Ltd (inactive) (Barbados). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.  All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(b) Financial instruments:

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

Financial assets at fair value through other comprehensive income ("FVTOCI")

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

(ii) Derecognition:

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• The contractual rights to receive cash flows from the asset have expired;  or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either: (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(b) Financial instruments:    (continued)

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

(c) Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

The recoverable amount is the higher of an asset's "fair value less costs to sell" for the asset's highest and best use, and "value-in-use". Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. "Fair value less costs to sell" is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing "value-in-use", the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

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

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(d) Mineral property interest:

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

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company's property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return ("NSR") royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(e) Equipment:

Leasehold improvements, office equipment and furnishings, and right-of-use assets are recorded at cost, and are amortized as follows:

Leasehold improvements	Straight line over lease term
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right-of-use assets	Straight line over lease term

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

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(h) Flow-through common shares:

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

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company's period is disclosed separately as flow-through share proceeds.

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

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(j) Environmental rehabilitation:    (continued)

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to the related asset with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit or loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitating projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

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

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3. Material Accounting Policy Information    (continued)

(n) Right-of-use asset and lease liability:

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset ("ROU asset") and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions:

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

(o) Mining exploration tax recoveries:

The Company recognizes mining exploration tax recoveries in the period in which there is reasonable expectation, based on management's estimate, of receiving a refund. The amount of refundable mining tax credits receivable is subject to review and approval by the taxation authorities and is adjusted for in the period when such approval is confirmed.

(p) Adoption of new accounting standards:

IFRS 18, issued by the IASB in April 2024, is a new standard on "Presentation and Disclosure in Financial Statements" that replaces IAS 1 and is effective from January 1, 2027, with earlier application permitted. The Company has not early adopted IFRS 18 and is currently assessing the impact of the adoption of this standard.

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4. Management of Capital

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

There were no changes in the Company's approach to capital management during the year ended December 31, 2025.

5. Management of Financial Risk

The Company has classified its financial instruments as follows:

Financial Assets
Cash	Amortized cost
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost

Lease liability	Amortized cost

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk    (continued)

The fair values of the Company's cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  Certain marketable securities are measured at fair values using Level 1 inputs.  Lease liabilities are measured at amortized cost. There were no transfers between levels 1, 2 or 3 during the years ended December 31, 2025 and 2024.

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

The financial instruments that potentially subject the Company to credit risk comprise cash and certain receivables, the carrying value of which represents the Company's maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2025, the Company had a negative working capital (current assets less current liabilities) of $232,000 (2024 - positive $151,000). Subsequent to year end, the Company completed a financing and has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2026. The Company will need additional funding to advance its projects on a long-term basis.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk    (continued)

(b) Liquidity risk:      (continued)

The following schedule provides the contractual obligations related to the lease liability payments (Notes 9(c)) as at December 31, 2025 and 2024:

	Payments due by Period
			(CAD$000)
		Less than		3-5	After
	Total	1 year	1-3 years	years	5 years

Basic office lease	$148	$88	$60	$-	$-

Total,December 31, 2025	$148	$88	$60	$-	$-

Basic office lease	$235	$87	$148	$-	$-

Total,December 31, 2024	$235	$87	$148	$-	$-

Accounts payable and accrued liabilities are due in less than 90 days.

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk    (continued)

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company's mineral property interests and operations are in Canada.  Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company's consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	December 31,
	2025	2024

Cash	$797	$589
Marketable securities	16	218
Receivables and prepaids	173	247
Accounts payable and accrued liabilities	(1,129)	(828)
Lease liability	(102)	(150)
Deferred compensation liability	(856)	(422)

Net financial assets (liabilities)	$(1,101)	$(346)

Based upon the above net exposure as at December 31, 2025 and assuming all other variables remain constant, a 10% (2024 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $110,000 (2024 - $35,000) in the cumulative translation adjustment in the Company's shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk    (continued)

(c) Market risk:  (continued)

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents. The Company's investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no interest-bearing debt at year-end.

(iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company's other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL.

As certain of the Company's marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company's marketable securities. Based upon the net exposure as at December 31, 2025 and assuming all other variables remain constant, a net increase or decrease of 10% in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $1,600 (2024 - $22,000).

6. Marketable Securities

	December 31,	December 31,
	2025	2024

Balance, beginning of year	$218	$1,534
Proceeds from disposition of marketable securities at fair value	(111)	(1,110)
Change in fair value of marketable securities	(97)	(143)
Foreign currency translation adjustment	6	(63)
Balance, end of year	$16	$218

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest

Canada
British Columbia
New Polaris
(Note 7(a)(i))
Acquisition Costs:
Balance, December 31, 2024	$3,921
Acquisition	12
Foreign currency translation adjustment	10
Balance, December 31, 2025	3,943

Deferred Exploration Expenditures:
Balance, December 31, 2024	27,379
Additions:
Exploration:
Assays and sampling	5
Community engagement and social	716
Drilling	48
Environmental	2,639
Feasibility	531
General, administrative, sundry	6
Metallurgy	28
Rental and storage	31
Royalties	7
Salaries	350
Transportation	25
Foreign currency translation adjustment	1,574
Balance December 31, 2025	33,339

Mineral property interest:
Balance, December 31, 2025	$37,282

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest    (continued)

Canada
British Columbia
New Polaris
(Note 7(a)(i))
Acquisition Costs:
Balance, December 31, 2023	$3,927
Acquisition	12
Foreign currency translation adjustment	(18)
Balance, December 31, 2024	3,921

Deferred Exploration Expenditures:
Balance, December 31, 2023	23,581
Additions:
Exploration:
Assays and sampling	60
Community and social	233
Drilling	1,183
Environmental	1,339
Feasibility	1,310
Field, camp, supplies	535
General, administrative, sundry	46
Local labour	175
Machinery and equipment	62
Metallurgy	38
Recovery of taxes	(133)
Rental and storage	61
Salaries	698
Transportation	597
Utilities	4
Foreign currency translation adjustment	(2,410)
Balance December 31, 2024	27,379

Mineral property interest:
Balance, December 31, 2024	$31,300

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest    (continued)

(a) Canada:

(i) New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares. The Company is currently disputing the net profit interest. Acquisition costs at December 31, 2025 include a reclamation bond for $219,000 (2024 - $209,000).

(ii) Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000. During the year ended December 31, 2023, the Company impaired the property to $ as the Company currently does not have any planned or budgeted expenditures for the property.

(b) United States:

(i) Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the "Membership Agreement") whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $Nil remained payable as at December 31, 2023. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. ("Getchell") which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for four years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. Payment terms by Getchell are as follows:

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

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

On December 29, 2023, Getchell exercised the option to acquire the Fondaway Canyon and Dixie Comstock. The Company recorded a gain of $738,000 in the 2023 Consolidated statement of comprehensive loss.

(ii) Corral Canyon (Nevada):

In 2018, the Company staked various mining claims in Nevada, USA. During the year ended December 31, 2023, the Company impaired the property to $ as the Company currently does not have any planned or budgeted expenditures for the property.

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. ("Brownstone"), a subsidiary of Nevada King Gold Corp, whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2025 (2024 - $12,000) which was recognized as mineral property option income.

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest    (continued)

(b) United States:    (continued)

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. ("Ophir"), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three-year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three-year period and issue 2.5 million common shares and 2.5 million warrants over a two-year period, and shall incur aggregate exploration expenditures of at least $4 million over a three-year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In August 2022, the Company received CAD$50,000 cash (2021 - CAD$25,000 cash).  In 2021, the Company received 1.25 million shares with a fair value of $159,600 and 1.25 million warrants with a fair value of $5,000, all of which were recognized as mineral property option income. In Q3 2023, the Company and Ophir mutually agreed to terminate the September 10, 2020 agreement, and the property was returned to the Company.

(v) Hot Springs Point (Nevada):

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property located in Eureka County, Nevada, with a third party (the "Purchaser"), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company. The entire amount received was recognized in 2022 in mineral property option income as a gain as Hot Springs book value on acquisition day by the Company was $nil; Hot Springs being incidental to the Fondaway Canyon property when they were acquired together.

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

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interest    (continued)

(f) Environmental:

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

8. Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2023	$119	$67	$281	$467
Foreign currency translation adjustment	(10)	(5)	(32)	(47)
Balance, December 31, 2024	109	62	249	420
Foreign currency translation adjustment	6	3	18	27
Balance, December 31, 2025	115	65	267	447

Accumulated amortization:
Balance, December 31, 2023	32	61	77	170
Amortization	23	5	53	81
Foreign currency translation adjustment	(4)	(7)	(17)	(28)
Balance, December 31, 2024	51	59	113	223
Amortization	23	1	52	76
Foreign currency translation adjustment	3	4	12	19
Balance, December 31, 2025	77	64	177	318

Net book value:
Balance, December 31, 2024	$58	$3	$136	$197
Balance, December 31, 2025	$38	$1	$90	$129

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia. Its office lease term ended in July 2022 and a new office lease term started in September 2022 for a different office. The lease was set up as a right-of-use asset under the IFRS rules and 6.60% discount rate was used.

Canagold Resources Ltd.	Page 27

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities

(a) Flow Through Premium Liability

On March 28, 2024, the Company closed a private placement for 15.7 million flow through common shares at CAD$0.2625 per share for gross proceeds of CAD$4.1 million. The fair value of the shares on March 28, 2024 was CAD$0.24 per share, resulting in the recognition of a flow through premium liability of CAD$0.0225 per share for a total of CAD$353,000.

On March 4, 2025, the Company closed a private placement for 9,200,000 flow through common shares at a price of CAD$0.35 per share for gross proceeds of CAD$3.2 million. The fair value of the shares on March 4, 2025 was CAD$0.34 per share, resulting in the recognition of a flow through premium liability of CAD$0.01 per share for a total of CAD$92,000.

On August 18, 2025, the Company closed a private placement for 4,651,163 flow through common shares at a price of CAD$0.43 per share for gross proceeds of CAD$2 million. The fair value of the shares on  August 18, 2025 was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$186,047

Balance, December 31, 2023	$-
Add:
Excess of subscription price over fair value of flow through common shares	$261
Foreign currency translation adjustment	(3)
Less:
Income tax recovery	(258)
Balance, December 31, 2024	-

Add:
Excess of subscription price over fair value of flow through common shares	$199
Foreign currency translation adjustment	1
Less:
Income tax recovery	(148)
Balance, December 31, 2025	52

The Company has a remaining obligation to incur $560,000 qualified expenditures as at December 31, 2025 (2024 - NIL).

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.  Liabilities (continued)

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

Balance, December 31, 2022	131
Add:
Accretion	22
Less:
Advance royalty payment	(35)
Sale of investment (1)	(118)
Balance, December 31, 2023, 2024, and 2025	$-

Current portion	$-
Long term portion	-

(1) Getchell exercised the option to acquire the Fondaway Canyon property on December 29, 2023. As such, the Company derecognized the deferred royalty liability from its books.

(c) Lease Liability

The continuity of the lease liability for the years ended December 30, 2025 and 2024 is as follows:

Balance, December 31, 2023	$215

Add:
Interest	12
Foreign currency translation	(15)
Less:
Payments	(62)

Balance, December 31, 2024	$150

Add:
Interest	9
Foreign currency translation	5
Less:
Payments	(62)

Balance, September 30, 2025	$102

Current portion	62
Long term portion	40
Balance, December 31, 2025	$102

Canagold Resources Ltd.	Page 29

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i) On August 21, 2025, the Company converted 129,990 vested restricted share units ("RSUs") into common shares and issued 129,990 common shares to the officers of the Company.

(ii) On August 18, 2025, the Company closed a private placement for 4,651,163 flow through common shares at a price of CAD$0.43 per share for gross proceeds of CAD$2 million. The fair value of the shares on  August 18, 2025 was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$186,047.

(iii) On August 18, 2025, the Company closed a financing consisting of 5,128,205 shares at CAD $0.39 per share for aggregate gross proceeds of CAD $2 million

(iv) On April 22, 2025, the Company converted 360,645 vested RSUs into common shares and issued 360,645 common shares to the officers of the Company.

(v) On March 4, 2025, the Company closed a private placement for 9,200,000 flow through common shares at a price of CAD$0.35 per share for gross proceeds of CAD$3.2 million. The fair value of the shares on March 4, 2025 was CAD$0.34 per share, resulting in the recognition of a flow through premium liability of CAD$0.01 per share for a total of CAD$92,000.

(vi) On May 29, 2024, the Company converted 906,302 vested RSUs into common shares and issued 906,302 common shares to the officers of the Company.

(vii) On March 28, 2024, the Company closed a private placement for 15.7 million flow through common shares at CAD$0.2625 per share for gross proceeds of CAD$4.1 million. The fair value of the shares was CAD$0.24 per share, resulting in the recognition of a flow through premium liability of CAD$0.0225 per share for a total of CAD$353,000.

(viii) On July 28, 2023, the Company closed a financing consisting of 21,000,000 shares at CAD $0.21 per share for aggregate gross proceeds of CAD $4.4 million.

(c) Omnibus incentive plan:

The Company has an omnibus incentive compensation plan implemented in 2023. Pursuant to the omnibus plan, at December 31, 2025, the Company currently has 3,396,570 shares listed and reserved under the plan for stock option activities, 10,000,000 shares for restricted share units grants, 5,000,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time.

Canagold Resources Ltd.	Page 30

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital    (continued)

(c) Omnibus incentive plan: (continued)

i) Stock Options:

The continuity of outstanding stock options for the year ended December 31, 2025, 2024, and 2023 is as follows:

		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, December 31, 2022	2,235,000	$0.49
Cancelled and expired during 2023	(1,335,000)	$0.49
Outstanding balance, at December 31, 2023	900,000	$0.50
Expired during 2024	(40,000)	$0.30
Outstanding balance, at December 31, 2024	860,000	$0.51
Expired during 2025	(60,000)	$0.50
Outstanding balance, at December 31, 2025	800,000	$0.51

Exercise price range		$0.50 - $0.52

The following table summarizes information about stock options exercisable and outstanding at December 31, 2025:

		Weighted	Weighted
		Average	Average
Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices
(CAD$)	31-Dec-25	(Number of Years)	(CAD$)

$0.50	300,000	0.48	$0.50
$0.52	500,000	0.53	$0.52
	800,000	0.50	$0.51

No stock options were granted during the years ended December 31, 2025, 2024, and 2022. As a result of no grants, no stock  options related share based compensation was recorded for these years.

ii) Performance share units

No performance share units (PSUs) were granted during the years ended December 31, 2025, 2024 and 2023. Total PSUs available for granting are 1,000,000.

Canagold Resources Ltd.	Page 31

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital    (continued)

(c) Omnibus incentive plan: (continued)

iii) Restricted share units

There are 9,412,503 restricted share units ("RSUs") available for granting under the Omnibus plan as at December 31, 2025.

459,096 RSUs were granted to the officers of the Company during the year ended December 31, 2025. The share price on grant date was CAD $0.38. These RSUs vest over a period of one year. During the year ended December 31, 2025, 490,635 vested RSUs were converted to common shares and 58,483 RSUs were cancelled.

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

For accounting purposes, the Company amortizes the share-based compensation expense over the vesting period. The Company recognized a share-based compensation expense of $146,000 for the year ended December 31, 2025 (2024 - $108,347 and 2023 - $152,069).

The following is the RSUs continuity schedule as of December 31, 2025:

Balance December 31, 2022	-
RSUs granted	1,600,000
Balance December 31, 2023	1,600,000
RSUs granted	222,598
RSUs vested and converted to shares	(906,302)
RSUs cancelled	(238,776)
Balance December 31,2024	677,520
RSUs granted	459,096
RSUs vested and converted to shares	(490,635)
RSUs cancelled	(58,484)
Balance December 31, 2025	587,497

iv) Deferred share units

There are 2,392,063 available deferred share units ("DSUs") under the Omnibus plan as at December 31, 2025.

438,425 DSUs were granted to the directors of the Company during the year ended December 31, 2025 (share price on grant date was CAD $0.49).

632,257 DSUs were granted to the directors of the Company during the year ended December 31, 2024 (share price on grant date was CAD $0.30).

1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023 (share price on grant date was CAD $0.23).

Canagold Resources Ltd.	Page 32

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital    (continued)

(c) Omnibus incentive plan: (continued)

These granted DSUs vested immediately, the Company accounts initially, based on the share price of the Company on the grant date, for a share-based compensation expense of and a corresponding share-based compensation liability. At each period end, the Company revalues the value of the outstanding DSUs to current market share price of the Company and adjusts accordingly the share based compensation and deferred compensation liability.  For the year ended December 31, 2025 the Company recognized a share based compensation of $405,000 (December 31, 2024 - $207,844 December 31, 2023 - $244,000) in connection with DSUs grants and revaluation of the outstanding DSUs to market value.

The following is the DSUs continuity schedule as of December 31, 2025:

	DSUs outstanding	Deferred compensation liability at year end
Balance December 31, 2022	-	-
DSUs granted in 2023	1,537,255	-
Balance December 31, 2023	1,537,255	244,000
DSUs granted in 2024	632,257
Balance December 31, 2024	2,169,512	422,000
DSUs granted in 2025	438,425
Balance December 31, 2025	2,607,937	856,000

There were no conversions of DSUs to shares or cancelation of DSUs during the years ended December 31,2025, 2024 and 2023.

During the years ended December 31, 2025 and 2024 the Company had no warrants issued, expired or exercised.

During the year ended December 31, 2023, the Company had the following warrant activity:

Exercise Prices (CAD$)	Expiry Dates	Outstanding at December 31, 2022	Issued	Exercised	Expired	Outstanding at December 31, 2023
$0.75	October 28, 2023	638,510	-	-	638,510	-

Canagold Resources Ltd.	Page 33

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11. General and Administrative

	Years ended December 31
	2025	2024	2023

Corporate Development
Salaries and remuneration	$44	$39	$33
Sundry	18	-	7
Travel and conferences	65	87	112
	$127	$126	$152

General and Administrative:
Accounting and audit	$116	$90	$67
Legal	43	13	38
Office and sundry	105	156	141
Properties related expenses and taxes	43	51	-
Regulatory	75	68	71
Rent	45	59	52
Travel	51	21	34
	$478	$458	$403

12. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2025, 2024 and 2023:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2025	2024	2023	2025	2024

Key management compensation:
Executive salaries and remuneration (1)	$785	$833	$803	$(11)	$(13)
Severance	-	-	73	-	-
Directors fees	83	85	86	(42)	(27)
Share-based payments	551	316	391	-	-
	$1,419	$1,234	$1,353	$(53)	$(40)

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

As of December 31, 2025, Sun Valley Investments AG ("Sun Valley") owned 48% common shares of the Company.  During the year ended December 31, 2025, the Company received from and provided to Sun Valley corporate and technical related services. The Company incurred $24,000 (2024 - $112,000) in expenses and charged $54,000 (2024 - $40,000) to Sun Valley for services and reimbursements. The 2024 and 2025 amounts are outstanding at year end December 31, 2025, for a net amount of $42,000 due to Sun Valley.

Canagold Resources Ltd.	Page 34

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Segment Disclosures

The Company has one operating segment, being mineral exploration. As at December 31, 2025 and 2024 all of the Company's non-current assets were located in Canada.

14. Commitment

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at December 31, 2025, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:

2026	$88
2027	$60
$148

15. Taxes

The Company is subject to corporate income taxes and other provincial and federal mining and sales taxes. There is a $65,000 receivables amount reported on the Statement of Financial Position of the Company comprised of taxes receivable from the Canadian tax authorities (federal GST credits). Although the Company has been successful in the past with applications for these credits, there is a risk that the tax claims may be denied or reduced by the tax authorities. As of December 31, 2025, the Company has a deferred tax liability of $2.3 million, resulting mainly from timing difference between the accounting and tax values of the mineral properties expenditures.

Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2025	2024	2023
Loss for the year	$(1,611)	$(1,125)	$(3,097)
Expected income tax (recovery)	$(435)	$(304)	$(836)
Change in statutory, foreign tax, foreign exchange rates and other	(90)	131	(178)
Permanent difference	136	105	146
Share issue cost	(11)	(7)	(3)
Adjustment to prior years provision versus statutory tax returns	1,006	(140)	476
Change in unrecognized deductible temporary differences	377	215	395
Total income tax expense (recovery)	$983	$-	$-

Current income tax	$-	$-
Deferred tax expense	$983	$-

Canagold Resources Ltd.	Page 35

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15. Taxes (continued)

Income taxes (continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	2025	2024	2023
Deferred Tax Assets (liabilities)
Mineral property interests	$(4,236)	$(2,651)	$(1,881)
Equipment	128	106	115
Non-capital losses	1,797	1,280	389
Net deferred tax liability	$(2,311)	$(1,265)	$(1,377)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2025	Expiry Date Range	2024	Expiry Date Range	2023	Expiry Date Range
Temporary Differences
Mineral property interests	$3,363	No expiry date	$3,217	No expiry date	$3,667	No expiry date
Equipment	936	No expiry date	854	No expiry date	888	No expiry date
Lease liability	102	No expiry date	150	No expiry date	215	No expiry date
Share issue costs	93	2046 to 2049	175	2045 to 2048	297	2044 to 2047
Marketable securities	1,073	No expiry date	1,022	No expiry date	916	No expiry date
Allowable capital losses and other	187	No expiry date	105	No expiry date	87	No expiry date
Non-capital losses available for future period	14,633	See below	13,708	See below	13,067	See below
Canada	14,343	2030 to 2045	12,278	2030 to 2044	12,653	2030 to 2043
USA	290	No expiry date	1,430	No expiry date	414	No expiry date

16. Subsequent events

In January 2026, 587,497 RSUs vested and converted to common shares.

On February 13, 2026 Canagold closed an offering for total proceeds of CAD$9,228,456.50 consisting of:

(i) 9,396,570 common shares at a price of CAD$0.45 per Common Share, and

(ii) 10,000,000 common shares that qualify as flow-through shares for the purposes at a price of CAD$0.50 per share

In February 2026, 462,128 RSUs were granted to the officers of the Company.

Canagold Resources Ltd.	Page 36

CANAGOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements For the Years ended December 31, 2025, 2024 and 2023 (tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE #1250 - 625 Howe Street

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

Collen Middleton  ~ Vice President Permitting & Compliance

REGISTRAR AND Computershare Investor Services Inc.

TRANSFER AGENT 3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS Davidson & Company

 1200-609 Granville Street

 Vancouver, BC, Canada, V7Y 1G6

SOLICITORS AND McMillan LLP

REGISTERED OFFICE #1500 - 1055 West Georgia Street

Vancouver, BC, Canada, V6E 4N7

SHARES LISTED Trading Symbols

TSX: CCM

OTC-QB: CRCUF

DBFrankfurt: CAN

Canagold Resources Ltd.	Page 37